Form 20-F
period 2000-07-31
SAND TECHNOLOGY INC
filed 2000-09-29
CIK 753050

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 20-F

                                  ANNUAL REPORT
                     PURSUANT TO SECTION 13 OR 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

    For the Fiscal Year Ended                        Commission file number
           July 31, 2000                                    0-14884

            Exact name of the registrant as specified in its charter

                              SAND TECHNOLOGY INC.
              (FORMERLY SAND TECHNOLOGY SYSTEMS INTERNATIONAL INC.)

                          Jurisdiction of Incorporation
                                     CANADA

                     Address of principal executive offices:

                     4141 SHERBROOKE STREET WEST, SUITE 410
                        WESTMOUNT, QUEBEC, CANADA H3Z 1B8

                            TELEPHONE (514) 939-3477

           SECURITIES REGISTERED PURSUANT TO SECTION 12(b) OF THE ACT:
                                      NONE

           SECURITIES REGISTERED PURSUANT TO SECTION 12(g) OF THE ACT:
                              CLASS A COMMON SHARES

               SECURITIES FOR WHICH THERE IS A REPORTING OBLIGATION
                      PURSUANT TO SECTION 15(d) OF THE ACT:
                                      NONE

On July 31, 2000, the Company had outstanding 9,627,145 Class A Common Shares which is the Company's only class of common stock.

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

                  Yes   X                                   No
                      -----                                    -----

Indicate by check mark which financial statement item the registrant has elected to follow.

                  Item 17                                    Item 18   X
                          -----                                      -----

                     The Exhibit Index is located on page 53.

                                     PART I

ITEM 1.  BUSINESS

GENERAL

     Sand Technology Inc. was incorporated in 1983 under the Canada Business Corporations Act and carried on business under the name Sand Technology Systems (Canada) Inc. until 1988. From 1988 until 1999, we used the name Sand Technology Systems International Inc. On January 1, 2000, we changed our name to Sand Technology Inc. All references to dollars are to Canadian dollars unless otherwise indicated. The average rate of exchange during the fiscal year ended July 31, 2000 was Canadian $1.47 for each United States dollar.

     Until recently, Sand sold and serviced mainframe peripheral products manufactured by Hitachi, Ltd. of Japan, through Hitachi Data Systems Inc. ("HDS Canada"). HDS Canada marketed a broad range of information processing solutions, including enterprise servers, storage subsystems, peripheral products and professional services.

     Until August 1999, Sand was the legal and beneficial owner of 40% of the issued and outstanding shares of HDS Canada; Hitachi Data Systems Corporation ("HDSC") of Santa Clara, California was the legal and beneficial owner of the remaining 60%. In August 1999, Sand sold its 40% interest in HDS Canada to HDSC for a cash consideration of approximately $7,300,000 and withdrew from the mainframe computer market and the peripheral hardware market.

     We have now fully shifted our focus to the design, development, marketing and support of software products that enable users to retrieve content-oriented information from enormous amounts of data, upon demand and without having to design a system which accomplishes only pre-specified requirements. Our software products, which are known as the Nucleus product suite, are designed to provide an efficient and cost-effective way to make inquiries of large databases. They facilitate the use of data mining, data marts, data warehouses, and on-line analytical processing thereby enabling effective e-commerce, B2B, B2C, B2E, CRM, supply choice management and other critical web-enabled systems. Our Nucleus products permit more timely and accurate decision processing by desktop, workgroup, departmental and enterprise computer systems turning "business intelligence" into "customer intelligence".

     As a result of this shift in focus, we should now be viewed as a company which has refocused its development in a rapidly evolving market. Our revenues consist of license fees for software products and fees for professional services and for a range of associated services, including software maintenance and support, training and system implementation consulting. Our plans to achieve profitability in the future require us to devote substantial financial resources to grow our work force, improve our infrastructure, continue the development and the marketing and distribution of our products and generally support our expanding operations.

PRODUCTS AND SERVICES

     We have developed a unique data storage and manipulation architecture known as the Nucleus product suite which allows ad hoc queries on enormous amounts of data to be performed efficiently and cost-effectively. Our Nucleus product suite represents a patented breakthrough in the storage and integration of data and the speed and flexibility at which data can be analyzed. These technologies are based on a new tokenized in-memory database engine designed to perform very unstructured inquiries on large databases for the emerging "post relational era". We provide performance, scalable software solutions for date mining, data marts, data warehouses and on-line analytical processing.

     The Nucleus Exploration Warehouse and the Nucleus Exploration Data Mart, as well as the Nucleus Prototype Warehouse and the Nucleus Prototype Mart, are software products that enable organizations to maximize the business value of corporate information through intuitive, interactive data access and analysis, resulting in more informed business decisions. Our Nucleus products are being used in the retail, finance, healthcare, transportation, telecommunication, manufacturing, government and insurance sectors to support strategic corporate initiatives including e-business, customer relationship management, reporting, supply chain management, risk analysis and management, product trend and profitability analysis, fraud detection, emerging markets, competitive analysis and quality control.

     Our Nucleus product suite incorporates a number of advanced technologies. Development of the Nucleus product suite has already required and will continue to require substantial investment in research and development. For example, substantial work and expenditures were required to develop the Intel-based Microsoft WIN/NT and WIN/95 versions of Nucleus. In fiscal 1999, development work was completed on an advanced version of the Nucleus Prototype Warehouse/Mart. The Nucleus Massively Parallel Server Option (MPSO), a major architectural enhancement to the Nucleus product suite, was made available in December 1999.

     The latest addition to the Nucleus product suite is Nucleus-E!-TM- which enables the management of structured Internet search capabilities. The engine of Nucleus-E! has been validated in customer trials and large-scale bench marks with major server manufacturers. Our first beta customer is scheduled for production in December 2000.

MARKETING AND SALES

     We operate offices in Iselin, New Jersey and Pasadena, California, through Sand Technology Systems, Inc. ("Sand USA"), to provide for the marketing and distribution of our Nucleus product suite in the United States. In 1999, we opened an office in Hitchin, Hertfordshire, England, through Sand Technology (U.K.) Limited ("Sand UK"), to provide for the marketing and distribution of our Nucleus product suite in the United Kingdom and Europe.

     In 1996, we entered into strategic agreements with HDSC to distribute our Nucleus product suite in the United States, Canada and Australia and with Digital Equipment Corporation to allow HDSC to distribute the Digital-Registered Trademark- Alpha Server with the Nucleus Software as a complete hardware and software solution. We have entered into important strategic alliances or marketing and distribution agreements with, among others, Brio Technology, Inc., Information Builders, Inc., Acxiom-Corporation, Oracle Corporation and Acta Technology, Inc. The United States General Services Administration (GSA) has officially approved the addition of the Nucleus product suite to a GSA Supply Schedule.

     We have historically sold our products primarily through a distribution network of value-added resellers, resellers and distributors located in the United States, Canada and the United Kingdom. Direct sales have not played a large role in the past.

     We are now supplementing our indirect sales capabilities by growing our direct sales organization and marketing capabilities in North America and Europe. Our direct sales force will perform some or all of the following functions: sales and marketing; systems implementation and integration; software development and customization; and ongoing consulting, training, service and technical support. This increase in direct sales will require additional personnel which will increase our expenses. In addition, we will continue to leverage and grow our existing network of value-added resellers, resellers and distributors to expand our indirect distribution channel.

ORDER BACKLOG

     We have an order backlog of approximately $3 million as of September 1, 2000.

COMPETITION

     We now compete in the highly competitive computer software industry as a result of bringing our Nucleus product suite to market. The market in which we operate is still developing and is intensively competitive, highly fragmented and characterized by rapidly changing technology and evolving standards. Our competitive position in the market is uncertain, due principally to the variety of current and potential competitors and the emerging nature of the market. Our current and potential competitors offer a variety of software solutions and generally fall within four categories: vendors of business intelligence software; vendors offering alternative approaches to delivering analysis capabilities to users; database vendors that offer products which operate specifically with their proprietary database; and other companies that may in the future announce offerings of enterprise business intelligence solutions. We have experienced and expect to continue to experience increased competition from current and potential competitors, many of whom have significantly greater financial, technical, marketing and other resources than we do. Our competitors may be able to respond more quickly to new or emerging technologies and changes in customer requirements or to devote greater resources to the development, promotion and sales of their products than we can.

     We compete primarily on the basis of product features, time to market, ease of use, product performance, product quality, analytical capability, user scalability, open architecture, customer support and price.

INTELLECTUAL PROPERTY

     In 1994, Sand acquired all the rights, title and interest in the Nucleus Database Engine Subsystem. In addition to trademarks, trade names and other proprietary rights, these interests included patents related to bit vector compression and boolean operation processing capability.

     We currently have five United States patents and one patent application relative to the Nucleus product suite.

     In October 1997, Sand acquired the Advanced Technology Group of XDB Systems, Inc. as well as the rights to the source code of Quantum Leap. Quantum Leap was designed to provide a more flexible architecture for customization and incorporation of new technology quickly and effectively using small footprint engines.

     We currently rely primarily on a combination of copyright and trademark laws, trade secrets, confidentiality procedures and contractual provisions to protect our proprietary rights. We have entered into source code agreements with a number of our customers and indirect channel partners requiring release of source code under certain conditions.

RESEARCH AND DEVELOPMENT

     Our strategy emphasizes developing and introducing on a timely and cost-effective basis products that offer functionality and performance equal to or better than competitive product offerings. We believe that our future success depends upon our ability to develop and market products which meet changing user needs, and to successfully anticipate or respond to changes in technology and standards on a cost-effective and timely basis.

     Certain expenditures which were part of selling, general and administrative expenses prior to 1998 have been reclassified to reflect the shift in the nature of our operations from the mainframe peripheral hardware market to the design, development, marketing and support of software products.

     Research and development expenses consist primarily of salaries and other personnel-related costs of technical and engineering personnel associated with our research and product development activities, including the enhancement and localization of existing products, quality assurance and testing. Research and development expenses decreased by 2% to $3,790,025 for the fiscal year ended July 31, 2000 from $3,871,534 for the fiscal year ended July 31, 1999. As a percentage of total revenues, research and development expenses decreased to 55% for the fiscal year 2000 from 185% for the fiscal year 1999. The stable dollar amount devoted to research and development expenses reflects the current stage of development of the Nucleus product suite. We believe that significant investment for research and development is essential to product and technical leadership and expect that we will continue to commit substantial resources to research and development in the future. We expect that research and development expenditures will increase in absolute dollars, although such expenses may vary as a percentage of total revenues.

NUMBER OF EMPLOYEES

     On July 31, 2000, the Company had 69 employees, including 38 full-time employees with Sand, and 16 full-time employees with Sand USA and 10 full-time employees with Sand UK, and three part-time employees with Sand, one part-time employee with Sand USA and one part-time employee with Sand UK. No employee of the Company is represented by a labour union or is covered by a collective bargaining agreement. The Company believes that its employee relations are excellent.

FOREIGN AND DOMESTIC OPERATIONS AND EXPORT SALES

     We operate in Canada and the United States and consider North America to be one geographical area. We also have operations in the United Kingdom.

YEAR 2000

     See "Management's Discussion and Analysis of Financial Condition and Analysis of Financial Condition and Results of Operations" - "Year 2000 Compliance" found in this Annual Report on Form 20-F.

CAUTIONARY STATEMENT FOR PURPOSES OF THE "SAFE HARBOR" OF THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995

     This Annual Report on Form 20-F includes forward-looking statements that involve risks and uncertainties. These statements relate to future events or our future financial performance. We use words like "believe", "anticipate", "expect", "may", "will", "should", "plan", "estimate", "product", "potential", "continue", and similar expressions to help identify these forward-looking statements. These statements are only predictions. Such statements are intended to be subject to the safe harbor protections of the Securities Act of 1933 and the Securities Exchange Act of 1934. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of many factors. Such factors include, among others, the matters described in the section entitled "Management's Discussion and Analysis of Financial Condition and Results of Operations" - "Factors That May Affect Future Results" found in this Annual Report on Form 20-F and on pages 9 through 18 of Sand's Annual Report to Shareholders. Additional factors are described in our other public reports filed with the Securities and Exchange Commission. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date made. Except as required by applicable laws, we do not intend to publish updates or revisions of any forward-looking statement we make to reflect new information, future events or otherwise.

ITEM 2.  DESCRIPTION OF PROPERTY

     As at July 31, 2000, we leased a total of approximately 13,040 square feet of office space in three cities across North America and a total of approximately 625 square feet in the United Kingdom. The weighted average annualized cost per square foot of the space occupied is $33.26 including real estate taxes and operating expenses. No lease extends beyond November 1, 2003.


ITEM 3.  LEGAL PROCEEDINGS

     No outstanding legal actions are expected to have a material adverse effect on our consolidated financial position.


ITEM 4.  CONTROL OF REGISTRANT

     The following are the only persons who, to our knowledge, beneficially own or exercise control or direction over shares carrying more than ten (10%) percent of the votes attached to shares of the Company at September 8, 2000:

                             APPROXIMATE NUMBER OF CLASS       PERCENTAGE OF CLASS A
                              A SHARES OWNED, CONTROLLED        COMMON SHARES OWNED,
                                      OR DIRECTED              CONTROLLED OR DIRECTED
                             ---------------------------       ----------------------

     Arthur G. Ritchie                1,996,938 *                     24.74%

     Jerome Shattner                  1,023,000                       10.63%

     * In addition, 112,862 Class A Common Shares are owned by two companies controlled by trusts of which Arthur G. Ritchie is a trustee.

     The total number of Class A Common Shares owned, controlled or directed by the officers and directors of Sand as a group, is 3,374,388 at September 8, 2000.

     There are no known contractual arrangements which may result in a change of control of the Company at a subsequent date.


ITEM 5.  NATURE OF TRADING MARKET

     Our Class A Common Shares are listed on the Nasdaq National Market and trade under the symbol SNDT. There is no non-United States trading market for our Class A Common Shares. The following table presents the high and low sale prices for our Class A

Common Shares quoted in United States dollars for each quarter ended on the dates indicated.

                                      HIGH              LOW
1999
              January 29            $ 6.125           $ 5.75
              April 30              $ 7.937           $ 7.625
              July 30               $ 4.50            $ 4.375
              October 29            $ 3.625           $ 3.531
              December 31           $ 6.25            $ 5.031

2000
              January 31            $ 5.50            $ 5.375
              April 28              $ 6.00            $ 5.813
              July 28               $ 5.125           $ 4.125
              September 22          $ 4.969           $ 4.375

     As at September 8, 2000, we estimate that more than 50% of our outstanding Class A Common Shares were held by approximately 475 holders of record with addresses in the United States. Most of our Class A Common Shares are held in the name of intermediaries.


ITEM 6.  EXCHANGE CONTROLS AND OTHER LIMITATIONS AFFECTING SECURITY HOLDERS

     There are no laws, decrees or regulations in Canada that restrict the export or import of capital, including, but not limited to, foreign exchange controls, or that affect the remittance of dividends, interest or other payments to non-resident holders of our Class A Common Shares.

     There are no limitations on the right of non-resident or foreign owners to hold or vote the Class A Common Shares under Canadian legislation or our organizational documents. Under the CANADA BUSINESS CORPORATIONS ACT, a majority of our directors must be Canadian residents.


ITEM 7.  TAXATION

     We are a resident of Canada under the INCOME TAX ACT (CANADA) and any dividends paid by us to non-residents of Canada are subject to withholding tax. The general rate of withholding tax on dividends paid by a company to non-residents is 25% unless reduced by tax treaty.

     Under the present Canada-United States Income Tax Convention (1980) as amended, if the non-resident does not carry on business in Canada through a permanent establishment or if the Class A Common Shares are not effectively connected with a permanent establishment, the rate of withholding tax is reduced to:

(a) 5% if the beneficial owner is a company residing in the United States which owns at least 10% of our voting stock, and

(b)  15% in all other cases.

ITEM 8.  SELECTED FINANCIAL DATA

     Our audited consolidated financial statements for the 2000 fiscal year and the notes relating to them (the "Financial Statements") which are included at
Item 18 are presented in accordance with Canadian generally accepted accounting principles ("Canadian GAAP"). The monetary figures throughout this Annual Report on Form 20-F are presented consistent with Canadian GAAP except where otherwise indicated.

     The following data expressed in Canadian dollars are derived from the Financial Statements that have been audited by Deloitte & Touche, our auditors. The information set forth below is not necessarily indicative of the results of future operations and should be read in conjunction with, and is qualified in its entirety by, the Financial Statements appearing elsewhere in this Annual Report on Form 20-F.

                                         (Dollars in Thousands (000's) except for Per Share Data and Rates of Exchange)
                                                                      FISCAL YEAR ENDED
                                    ---------------------------------------------------------------------------------------
                                       7/31/96           7/31/97           7/31/98           7/31/99            7/31/00
                                    ---------------  ----------------  ----------------  ---------------   ----------------
                                          CA               CA                CA                 CA                CA
Rates of exchange
   At period end - US$                  $1.37               $1.39            $1.52              $1.51             $1.49
   Average for the period               $1.37               $1.37            $1.43              $1.51             $1.47

Results of Operations
   Net Sales                           $7,198              $2,989           $3,088             $2,091            $6,895
   Research and Development Costs       ($400)              ($778)         ($2,080)           ($3,872)          ($3,790)
   Selling, General and
   Administrative Expenses            ($1,950)            ($1,700)         ($2,923)           ($4,458)          ($7,837)
   Cost of Sales and Product
   Support                            ($5,616)            ($2,069)           ($662)             ($345)          ($2,343)

Net Income (Loss)                        $672               ($549)           ($907)           ($4,961)          ($2,867)

Financial Position
   Working Capital                     $8,291              $5,802           $6,000             $1,427            $4,475
   Total Assets                       $16,659             $13,774          $10,908             $8,273            $9,071
   Total Liabilities                   $2,495              $2,221             $262             $2,532            $2,522
   Shareholders Equity                $14,164             $11,553          $10,647             $5,741            $6,549

Earnings (Loss) per Share               $0.08              ($0.06)          ($0.11)            ($0.58)           ($0.32)
Weighted Average Numbers of Shares
outstanding during each period          8,864               8,913            8,520              8,523             8,919
(000's)

     The same data, presented in conformity with US GAAP, is shown below.

                                       (Dollars in Thousands (000's) except for Per Share Data and Rates of Exchange)
                                                                     FISCAL YEAR ENDED
                                     -----------------------------------------------------------------------------------
                                     7/31/96          7/31/97             7/31/98            7/31/99            7/31/00
                                     -------          -------             -------           --------            --------
                                        CA               CA                 CA                 CA                 CA
Rates of exchange
   At period end -- US$                $1.37            $1.39               $1.52              $1.51              $1.49
   Average for the period              $1.37            $1.37               $1.43              $1.51              $1.47

Results of Operations
   Net Sales                          $7,198           $2,989              $3,088             $2,091             $6,895
   Research and Development Costs      ($400)           ($778)            ($2,080)            $3,872            ($3,790)
   Selling, General and
   Administrative Expenses           ($1,950)         ($1,700)            ($2,923)           ($4,458)           ($7,837)
   Cost of Sales and Product
   Support                           ($5,616)         ($2,069)              ($662)             ($345)           ($2,343)

Net Income (Loss)                       $672            ($549)              ($907)           ($4,961)           ($2,867)

Financial Position
   Working Capital                    $8,291           $5,802              $6,000             $1,427             $4,475
   Total Assets                      $16,659          $13,774             $10,908             $8,273             $9,071
   Total Liabilities                  $2,495           $2,221                $262             $2,532             $2,522
   Shareholders Equity               $14,164          $11,553             $10,647             $5,741             $6,549

Earnings (Loss) per Share              $0.08           ($0.06)             ($0.11)            ($0.58)            ($0.32)
Weighted Average Numbers of
Shares outstanding during each         8,864            8,913               8,520              8,523              8,919
period (000's)


ITEM 9. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     The following discussion and analysis should be read in conjunction with our Consolidated Financial Statements and the notes to them and the other information included elsewhere in this Annual Report on Form 20-F. Certain statements contained in this discussion are forward-looking statements that involve risks and uncertainties including, without limitation, statements regarding our expectations, beliefs, intentions or strategies regarding the future. All forward-looking statements included in this discussion are based on current expectations and on information available to us on the date of this Annual Report on Form 20-F. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of various risks and uncertainties, including those set forth under "Factors That May Affect Future Results" below and elsewhere in this Annual Report on Form 20-F. The Company assumes no obligation to update these forward-looking statements.

     All figures given in this discussion are in Canadian dollars and are presented in conformity with Canadian GAAP. As noted in Note 15 to the Financial Statements, there are no material differences which would result in the reported amounts of net consolidated earnings from the application of US GAAP. "Fiscal 1998", "fiscal 1999" and "fiscal 2000"
mean the fiscal years of the Company ended July 31, 1998, July 31, 1999 and July 31, 2000 respectively.

OVERVIEW

     Until recently, an important part of our business was the sale and service of mainframe peripheral products manufactured by Hitachi Ltd. of Japan, through HDS Canada, a 40% owned affiliate of Sand. In August 1999, we sold our 40% interest in HDS Canada to Hitachi Data Systems Corporation of Santa Clara, California, U.S.A.

     We have now fully shifted our focus to the design, development, marketing and support of a unique data storage and manipulation architecture known as the Nucleus product suite which allows ad hoc queries on enormous amounts of data to be performed efficiently and cost-effectively. The Nucleus Exploration Mart/Warehouse and the Nucleus Prototype Mart/Warehouse are products which turn operational data and warehoused data into business intelligence rapidly and simply.

     As a result of this shift in focus, we should now be viewed as a company which has refocused its development in a rapidly evolving market. Our revenues consist of license fees for software products and fees for professional services and for a range of associated services, including software maintenance and support, training and system implementation consulting. Our plans to achieve profitability in the future require us to devote substantial financial resources to grow our work force, improve our infrastructure, continue the development and the marketing and distribution of our products and generally support our expanding operations.

RESULTS OF OPERATIONS

FISCAL 2000 COMPARED WITH FISCAL 1999

     Sales in fiscal 2000 were $6,895,016, an increase of 230% from sales of $2,091,067 in fiscal 1999. A net loss of $2,866,907 was incurred in fiscal 2000 as compared to a net loss of $4,960,964 in fiscal 1999, a decrease of 42%.

     The increase in sales is due to an increase in software license revenue, an increase in customer service contracts and a growing support and maintenance base. We believe that the increase during fiscal 2000 is due to the expansion of our direct sales and marketing capabilities in North America and Europe which has helped bring about broader acceptance of our Nucleus product suite. We have an order backlog of approximately $3,000,000 as at September 1, 2000.

     We recognize revenues from software licenses in accordance with the provisions of the American Institute of Certified Public Accountants Statement of Position which requires companies to defer revenue and profit recognition if four criteria of a sale are not met. In addition, we are required to allocate revenue to multiple element arrangements. We typically contract professional services on a time-and-materials basis and such revenues are recognized as services when they are performed. Revenues from support and maintenance are recognized rateably over the term of the applicable support and maintenance agreement.

     Certain expenditures which were part of selling, general and administrative expenses in prior years were reclassified in fiscal 1998 to reflect the shift in the nature of our operations from the mainframe peripheral hardware market to the design, development, marketing and support of software products.

     Selling, general and administrative expenses include salaries, commissions and other personnel-related costs, travel expenses, advertising programs and other promotional activities associated with the selling and marketing of our Nucleus products. Selling, general and administrative expenses increased by 76% to $7,836,833 for the fiscal year ended July 31, 2000 from $4,458,200 for the fiscal year ended July 31, 1999. The increase is primarily due to increased costs associated with building our direct sales force and increased marketing efforts to address international and specific markets.

     Research and development expenses consist primarily of salaries and other personnel-related costs of technical and engineering personnel associated with our research and product development activities, including the enhancement and localization of existing products, quality assurance and testing. Research and development expenses decreased by 2% to $3,790,025 for the fiscal year ended July 31, 2000 from $3,871,534 for the fiscal year ended July 31, 1999. As a percentage of total revenues, research and development expenses decreased to 55% for the fiscal year 2000 from 185% for the fiscal year 1999. The stable dollar amount devoted to research and development expenses reflects the current stage of development of the Nucleus product suite. We believe that significant investment for research and development is essential to product and technical leadership and expect that we will continue to commit substantial resources to research and development in the future. We expect that research and development expenditures will increase in absolute dollars, although such expenses may vary as a percentage of total revenues.

     Cost of sales consists primarily of the costs related to the sale of third-party software, including certain license fees and royalties, and costs related to providing support services. Cost of sales increased by 579% to $2,343,191 for the fiscal year ended July 31, 2000 from $345,265 for the fiscal year ended July 31, 1999. This increase is primarily due to increased costs associated with software licenses and salaries and other personnel-related expenses incurred in providing professional services, including consulting and customer support.

     Losses from operations were higher for the fiscal year ended July 31, 2000, reaching an amount of $6,990,465, an increase of 14%, as compared to a loss of $6,147,819 for the fiscal year ended July 31, 1999. Substantial expenditures were incurred to bring our Nucleus products to market and to establish the infrastructure associated with our direct sales force and to support our products. There can be no assurance that we will be profitable on a quarterly or annual basis in the future. Further operating results will depend on many factors, including the demand for our products, the level of product and price competition, our success in selling our Nucleus products and establishing our direct sales force and distribution channels, the state of the market for our products and general economic conditions.

FISCAL 1999 COMPARED WITH FISCAL 1998

     Sales in fiscal 1999 were $2,091,067, a decrease of $996,974 or 32% from sales of $3,088,041 in fiscal 1998. A net loss of $4,960,964 was incurred in fiscal 1999 as compared to a net loss of $906,722 in fiscal 1998, an increase of 447%.

     We derived sales of approximately $2,000,000 in fiscal 1999 from software products targeting the data mart and the data warehouse markets compared to sales of approximately $3,000,000 to the same markets in fiscal 1998, a decline of 33%. We believe that the decrease during fiscal 1999 related to then current market conditions, length of sales cycles, average revenue per transaction and other factors such as Y2K concerns and funding priorities. We expanded our direct sales and marketing capabilities in North America and Europe to ensure broad acceptance of the Nucleus product suite as a precursor to indirect sales activities by our channel partners.

     Certain expenditures which were part of selling, general and administrative expenses in prior years were reclassified in fiscal 1998 to reflect the shift in the nature of our operations from the mainframe peripheral hardware market to the design, development, marketing and support of software products.

     Selling, general and administrative expenses ("SG&A") consist primarily of salaries and other personnel costs, travel, marketing programs such as the cost of participating in trade shows and seminars, promotion costs and general and administrative expenses which cover primarily personnel costs for general management, professional fees and unallocated overhead expenses. SG&A increased by 53% from $2,923,221 in fiscal 1998 to $4,458,200 in fiscal 1999.
Substantially all of the increase was due to increased personnel and related costs necessary to continue and further the marketing of the Nucleus product suite, and in particular the Nucleus Exploration Mart/Warehouse and the Nucleus Prototype Mart/Warehouse. We expect that our SG&A will increase in absolute dollars as we incur additional expenses to support expanded operations. We expect that such expenses will vary as a percentage of total revenues.

     Research and development expenses consist primarily of personnel and related costs associated with the development of new products, the enhancement and localization of existing products, quality assurance and testing. Research and development expenses increased by 86% from $2,079,738 in fiscal 1998 to $3,871,534 million in fiscal 1999. The increase from year to year was primarily due to increased personnel and related costs required to continue to develop and enhance the Nucleus product suite while developing new products. We believe that significant investment for product research and development is essential to product and technical leadership and expect that we will continue to commit substantial resources to research and development in the future. We expect that research and development expenditures will continue to increase in absolute dollars, although such expenses may vary as a percentage of total revenues.

     Net interest income for fiscal 1999 was $436,113 down from $597,726 or 27% in fiscal 1998, and reflects a lower level of funds available for investment by us.

     Losses from operations were considerably higher in fiscal 1999, reaching an amount of $6,147,819, an increase of 211%, as compared to a loss of $1,978,926 in fiscal 1998. Substantial expenditures were incurred to bring the Nucleus Exploration Mart/Warehouse and the Nucleus Prototype Mart/Warehouse to market and to establish the infrastructure to support these software products. There can be no assurance that we will be profitable on a quarterly or annual basis in the future. Future operating results will depend on many factors, including the demand for our products, the level of product and price competition, our success in selling our products and in establishing distribution channels, the state of the data warehouse market, and general economic conditions.

YEAR 2000 COMPLIANCE

     Many currently installed computer systems and software products were coded to accept only two-digit entries in date code fields. These date code fields need to accept four-digit entries to enable the computer systems and software products to distinguish 21st Century dates from 20th Century dates. Any of our computer programs or hardware that have date-sensitive software or embedded computer chips which have not been upgraded to be compliant with the requirements of the Year 2000 changeover may recognize a date using "00" as the year 1900 rather than the year 2000. This could result in a system failure or miscalculations causing disruptions of operations, including, among other things, a temporary inability to properly process transactions internally or in conjunction with external computer systems on which we depend to provide our customers with our product and services. Although we have not suffered from any of these types of events following the change to calendar year 2000, we may do so in the future.

     Substantially all of our software was developed after awareness of these issues became widespread in the software industry, such that our software was designed with reference to preventing Year 2000-related difficulties from arising. There can be no assurances, however, that our current products do not contain undetected errors or defects associated with Year 2000 date functions that may result in material costs to the Company.

     To the best of our knowledge, none of our internal systems or equipment which are necessary for the conduct of our business has any defects, errors or deficiencies relating to the Year 2000 which are not capable of being remedied, and all expenses associated with this remedial work have been fully provided for in our business plans. Based on our current assessment, we believe that all reasonable and necessary steps were taken to prevent the Year 2000 issue from having a material adverse impact on our results of operations or financial condition, but there can be no assurance that this is in fact the case.

FACTORS THAT MAY AFFECT FUTURE RESULTS

     In August 1999, the Company sold its 40% interest in HDS Canada and withdrew from the mainframe computer market and the peripheral hardware market in which the Company competed through its affiliate HDS Canada.

     Our prospects in the design, development, marketing and support of software products, and in particular the Nucleus product suite, must be considered in light of the risks, expenses and difficulties frequently encountered by companies in their early stage of development, particularly companies in rapidly evolving markets. In general, our business is subject to the inherent risks and uncertainties characteristic of high-technology industries. Many factors may adversely affect our earnings. Such factors include, among others, the general economic and business conditions; the success of operating initiatives; development and operating costs; the acceptance of new products; changes in business strategy or development plans; the quality of management; the availability, terms, and deployment of capital; and changes in government regulation. All in all, there are risk factors associated with our financial results and with our business and operations and risk factors which may affect the market price of our Class A Common Shares.

RISK ASSOCIATED WITH OUR FINANCIAL RESULTS

     Because we have not been profitable in the past three years, we have had to fund our losses through a combination of sales of our liquid investments and non-core assets. We incurred losses of $906,722 in fiscal 1998, $4,960,964 in fiscal 1999 and $2,866,907 in fiscal 2000. We expect to continue to incur losses in the near future and possibly longer. If we are not successful in increasing net revenues, or if there is a material increase in our expenses, we may be unable to achieve profitability in the future. If we do not achieve profitability in the future, we would have to obtain additional financing to fund our operations.

     We plan to increase our operating expenses significantly in the foreseeable future and our operating results will be adversely affected if our revenues do not increase. We must, among other things, obtain market awareness and acceptance of our products, increase the scope of our operations, respond to competitive developments, continue to attract, retain and motivate qualified personnel and continue to commercialize products incorporating advanced technologies. These efforts may prove more expensive than we currently anticipate. We cannot be sure that we will be successful in addressing these risks, and the failure to do so would have a material adverse effect on our business, operating results and financial condition.

     On July 31, 2000, we had cash reserves of $2,387,112. If we do not have sufficient capital to fund our operations, we may be forced to discontinue product development, reduce our sales and marketing efforts or forego attractive businesses opportunities. Any of these outcomes could adversely impact our ability to respond to competitive pressures or prevent us from conducting all or a portion of our planned operations. If our available cash and existing sources of revenue are insufficient to fund our operations, we may need to raise additional funds, and additional financing may not be available on acceptable terms, if at all. If we issue additional equity securities to raise funds, the ownership percentage of shareholders will be reduced.

     On June 1, 2000, we sold to AMRO International, S.A. 315,789 Class A Common Shares and warrants to purchase an additional 32,609 Class A Common Shares. All or part of the warrants may be exercised from time to time during the period beginning on June 1, 2000 and ending on May 31, 2003 at an exercise price of $10.00 per share. The exercise price and the number of shares covered by the warrant are subject to adjustment in the event of stock splits, stock dividends and similar dilutive events described in the warrant.

     The Class A Common Shares were sold to AMRO International, S.A. for a purchase price of US$4.75 per share. Under the terms of the agreement governing the sale of these shares, this purchase price may be adjusted at the option of AMRO International, S.A. during the period ending on November 28, 2000 in the event that the average of the bid prices for 20 consecutive trading days is less than US$5.938 per share. This adjustment in the purchase price is to be made in accordance with a formula set forth in the agreement. We are required to satisfy the adjusted purchase price by issuing additional Class A Common Shares, unless we would be required to issue more than 902,424 Class A Common Shares (including common shares issued upon exercise of the warrants by AMRO International, S.A.). In that event, we can satisfy the purchase price adjustment by a cash payment.

     On May 26, 2000 we signed a Common Share Purchase Agreement with Sundowner Investments Limited providing for the future issuance and purchase of our Class A Common Shares. The Common Share Purchase Agreement establishes what is sometimes called an equity line of credit. In general, it operates in the following manner. Sundowner Investments Limited has committed to purchase up to US$30,000,000 of our Class A Common Shares over a 12-month period. Once every 22 trading days, we may request a draw-down of up to US$3,000,000 of that money, subject to a formula based on the volume-weighted average price and average trading volume of our Class A Common Shares. At the end of a 22-day trading period following our draw-down request, we and Sundowner Investments Limited will calculate the amount of money that Sundowner Investments Limited will provide to us and the number of shares we will issue to Sundowner Investments Limited in return for that money, based upon the formula in the Common Share Purchase Agreement.

     Sundowner Investments Limited will receive a ten percent (10%) discount to the volume weighted average market price for the 22-day period and we will receive the amount of the draw-down less an escrow agent fee of US$1,500 and a six percent (6%) cash placement fee to the placement agent, Ladenburg Thalmann & Co. Inc. Ladenburg Thalmann & Co. Inc. is not required to purchase any of our shares, but as an additional placement fee, we have issued to Ladenburg Thalmann & Co. Inc. warrants to purchase 182,278 Class A Common Shares at an exercise price of $5.6781 per share. We have also issued to Sundowner Investments Limited warrants to purchase 182,278 of our Class A Common Shares at an exercise price of $5.6781 per share.

     The facility is based on a "use-it-or-lose-it" principle. We are under no obligation to request a draw for any period. However, if we do not request a draw-down for a given period, we may never to be able to draw those funds again. We may make up to a maximum of twelve (12) draws; however, the aggregate total of all draws cannot exceed US$30,000,000 and no single draw can be less than US$250,000 or more than US$3,000,000.

     We may not be able to draw down all $30 million under the Common Share Purchase Agreement with Sundowner Investments Limited if our stock price and trading volumes do not reach certain levels. The maximum amount we may request for any draw-down is subject to a formula based on the volume-weighted average price and average trading volume of our Class A Common Shares. Based upon the application of that formula, the maximum amount available to us under our first request for a draw-down on September 6, 2000 was US$600,000. In addition, business and economic conditions may not make it feasible to draw down under that agreement at every opportunity, and draw-downs are available only every 22 trading days.

     Our placement agreement with Ladenburg Thalmann & Co. Inc. restricts us from raising investment capital until March 15, 2001 except through Ladenburg Thalmann & Co. Inc., with limited exceptions. Our Common Share Purchase Agreement with Sundowner Investments Limited also limits our ability to sell our securities for cash at a discount to market price until August 2001. If we need capital but are unable to draw down under the Common Share Purchase Agreement for any reason, we may need to separately negotiate with Ladenburg Thalmann & Co. Inc. and Sundowner Investments Limited to lift those restrictions so we can obtain capital from other sources.

     On July 15, 1994, Sand entered into a Purchase Agreement with Nucleus International Corporation pursuant to which Sand acquired all of the rights in the Nucleus System including software, hardware and intellectual property. On July 31, 2000, Sand and Nucleus International Corporation entered into an agreement to modify their existing agreement so as to enable Sand to defer payment of a sum of US$350,038 to Nucleus International Corporation from August 15, 2000 to November 15, 2000 and to convert future payments in the amount of US$1,250,000 into the issue of Class A Common Shares to Nucleus International Corporation. 263,150 Class A Common Shares were issued by Sand to Lakeside Financial Services, a nominee of Nucleus International Corporation, on July 31, 2000 at a price of US$4.75 per share. George Wicker, a director of Sand, is the Chief Operating Officer and Secretary of Nucleus International Corporation and an officer, director and shareholder of Lakeside Financial Services.

     Our operating results have varied on a quarterly basis in the past and may fluctuate significantly in the future as a result of a variety of factors outside of our control. As a result, we may not be able to accurately predict our necessary cash expenditures during each quarter or obtain timely financing to cover any shortfalls. We also believe that period-to-period comparisons of our operating results may not be meaningful and one should not rely on any such comparisons as an indication of our future performance. In addition, it is likely that in one or more future quarters, our operating results will fall below the expectations of securities analysts and investors. In such event, the trading price of our Class A Common Shares could be materially harmed.

     Stock markets have recently experienced extreme price and volume fluctuations, particularly for the shares of technology companies. These fluctuations are often unrelated to the operating performance of particular companies. The broad market fluctuations may adversely affect the market price of our Class A Common Shares. When the market price of a company's stock drops significantly, shareholders sometimes institute securities class actions lawsuits against that company. A lawsuit against us could cause us to incur substantial costs and could divert the time and attention of our management and other resources.

RISKS ASSOCIATED WITH OUR BUSINESS AND OPERATIONS

     An evaluation of our business is more difficult because of our limited operating history as a developer and marketer of software. Our prospects are difficult to predict and may change rapidly. Consideration should be given to the risks, expenses and difficulties that we may encounter or incur as a company now operating in a new and rapidly evolving market, including our substantial dependence on a single line of products and our need to manage expanding operations. Our business strategy may not be successful, and we may not successfully address these risks.

     We have historically sold our products primarily through a distribution network of value-added resellers, resellers and distributors located in the United States, Canada and the United Kingdom. Direct sales have not played a large role in the past. We have increased our direct sales force and intend to continue to do so. This increase in direct sales will require additional personnel which will increase our expenses. Competition for sales personnel qualified for these positions is intense. Many of our competitors have substantially greater resources than we do or have dedicated greater resources to hiring qualified sales personnel. In addition, we may experience a significant turnover of our sales force. Turnover tends to slow sales efforts until replacement personnel are recruited and trained. We cannot assure you that we will be able to attract and retain adequate sales and marketing personnel, even after spending significant resources to do so, and the failure to do so could have a material adverse effect on our business, operating results and financial condition.

     Our success depends to a significant degree upon the continued contributions of our key management, engineering, sales and marketing personnel, many of whom would be difficult to replace. We have an employment contract with and maintain "key person" life insurance on only one employee, Arthur G. Ritchie, our Chairman of the Board, President and Chief Executive Officer. We do not believe the proceeds of Mr. Ritchie's life insurance would adequately compensate us for his loss. We believe our future success will also depend in large part upon our ability to attract and retain highly skilled managerial, engineering, sales and marketing, and finance personnel. Competition for such personnel is intense, and there can be no assurance that we will be successful in attracting and retaining such personnel. We have in the past experienced difficulties in hiring highly qualified sales and engineering personnel, and we believe that we may have difficulty in attracting such personnel with equity incentives given that we are a public company. For example, as a result of market forces, companies in the enterprise software industry have historically experienced significant fluctuations in the market price of their shares. To the extent that our Class A Common Shares trade at a premium relative to historical industry averages or to other companies in the enterprise software industry, we may experience difficulty in attracting qualified personnel. The loss of the services of any of our key personnel, the inability to attract or retain qualified personnel in the future or delays in either hiring required personnel or the rate at which new people become productive, particularly sales personnel and engineers, could have a material adverse effect on our business, operating results and financial conditions.

     The purchase of our products often requires significant, executive-level investment and system design decisions by our customers. Sales take a long time to conclude because we must provide a significant level of education about the use and benefits of our products. We believe that most companies currently are not yet aware of the benefits of enterprise-wide business intelligence solutions or of our products and capabilities, nor have such companies deployed business intelligence solutions on an enterprise-wide basis. Accordingly, the sales cycle associated with the purchase of our enterprise business intelligence products is typically three to nine months in length. During this period, a potential sale is subject to a number of significant risks over which we have little or no control, including customers' budgeting constraints and internal acceptance review procedures. Additionally, the sales cycle for our products in the United Kingdom has historically been, and is expected to continue to be shorter than the sales cycle in the United States and Canada. However, as we expand into Europe, we expect that the sales cycle will be longer than it has been in the United Kingdom. Based in part upon, among other things, our lengthy sales cycle, we believe that our quarterly revenues and operating results could vary significantly in the future, and that excessive delay in product sales could have a material adverse effect on our business, operating results and financial condition.

     Although we plan to expand our direct sales force, our success in maintaining our indirect channels, value-added resellers, resellers and distributors will determine our ability to achieve revenue growth and improved operating margins on product sales, as well as increased worldwide sales, in the future. Despite the fact that we continue to invest significant resources to develop our indirect channels, no assurance can be given that we will be able to continue to attract and retain additional companies in our indirect channels that will be able to market our products effectively and that we will be able to provide timely and cost-effective customer support and services. Also, no assurance can be given that we will be able to manage conflicts within our indirect channels or that increasing sales through our indirect channels will not divert management resources and attention from direct sales. In addition, our agreements with companies in our indirect channels do not restrict such companies from distributing competing products, and in many cases may be terminated by either party without cause. No assurance can be given that we will be able to successfully expand our indirect channels or that any such expansion will result in an increase in revenues, and failure to do so could have a material adverse effect on our business, operating results and financial condition.

     Our market is developing and intensely competitive. It is highly fragmented and characterized by rapidly changing technology and evolving standards. Our current and potential competitors offer a variety of software solutions and generally fall within four categories: vendors of business intelligence software;
vendors offering alternative approaches to delivering analysis capabilities to users; database vendors that offer products which operate specifically with their proprietary database; and other companies that may in the future announce offerings of enterprise business intelligence solutions.

     Our competitive position in our market is uncertain, due principally to the variety of current and potential competitors and the emerging nature of the market. We have experienced and we expect to experience increased competition from current and potential competitors, many of whom have significantly greater financial, technical, marketing and other resources than we do. Our competitors may be able to respond more quickly to new or emerging technologies and changes in customer requirements or devote greater resources to the development, promotion and sales of products than we can. We expect additional competition as other established and emerging companies enter into the business intelligence software market and new products and technologies are introduced. Increased competition could result in price reductions, fewer customer orders, reduced gross margins, longer sales cycles and loss of market share, any of which could have a material adverse effect on our business, operating results and financial condition.

     Current and potential competitors may make strategic acquisitions or establish cooperative relationships among themselves or with third parties, thereby increasing the ability of their products to address the needs of our prospective customers. Our current or future indirect channel partners may establish cooperative relationships with our current or potential competitors and limit our ability to sell products through particular distribution channels. Accordingly, it is possible that new competitors or alliances among current and new competitors may emerge and rapidly gain significant market share. Such competition could have a material adverse effect on our ability to enter into new licenses and maintenance and support renewals for existing licenses of our products on favourable terms. Competitive pressures may also require us to reduce the price of our products, which could have a material adverse effect on our business, operating results and financial condition.

     We compete primarily on the basis of product features, time to market, ease of use, product performance, product quality, analytical capability, user scalability, open architecture, customer support and price. While we believe that we presently compete favourably with respect to each of these factors, our market is evolving at a rapid pace.

     No assurance can be given that we will be able to compete successfully against current and future competitors, and the failure to do so could have a material adverse effect on our business, operating results and financial condition.

     Sales to customers outside of the United States and Canada, including sales generated by our U.K. subsidiary, represented 0%, 6% and 67% of our total revenue for fiscal 1998, 1999 and 2000, respectively. We have a direct sales office in the United Kingdom.

     A key component of our strategy is our planned expansion into additional international markets. To facilitate this international expansion, we need to localize our products for these additional foreign markets. If the revenues generated by these expanded international operations do not offset the expense of establishing and maintaining these foreign operations, there could be a material adverse effect on our business, operating results and financial condition. To date, we have only limited experience in developing localized versions of our products and marketing and distributing our products internationally. We cannot assure you that we will be able to successfully localize, market, sell and deliver our products in these markets.

     There are also additional risks in doing business on an international level, such as increased difficulty in controlling operating expenses, unexpected changes in regulatory requirements, tariffs and other trade barriers, difficulties in staffing and managing foreign operations, longer payment cycles, problems in collecting accounts receivable, political instability, fluctuations in currency exchange rates, seasonal reductions in business activity, and potentially adverse tax consequences. These risks could adversely impact the success of our international operations. It is important to realize that our international sales are generally denominated and collected in foreign currencies, and we have not historically undertaken foreign exchange hedging transactions to cover the potential foreign currency exposure. In fiscal 2000, we incurred a gain on foreign currency translations from our foreign subsidiaries in an amount of $47,753. No assurance can be given that one or more of these factors will not have a material adverse effect on our future international operations and, consequently, on our business, operating results and financial condition.

     We expect the sale of our Nucleus products to constitute most of our revenue for the foreseeable future. If customers do not purchase these products, we do not currently offer any other products or services that would enable us to become profitable.

     The market for our products is characterized by rapidly changing technology, evolving industry standards and customer requirements, emerging competition and frequent new product introductions. Our products incorporate a number of advanced technologies, including a proprietary data analysis engine, a distributed architecture, as well as Web access and delivery technology. We may be required to change and improve our products in response to changes in operating systems, applications, networking and connectivity software, computer and communications hardware, programming tools and computer language technology. As a result, the life cycle of our products is difficult to estimate. Our ability to make such changes and improvements will be affected by our ability to hire and retain highly qualified engineering personnel. In addition, we attempt to establish and maintain partner alliances with influential companies in a variety of core technology areas. Our failure to establish such alliances with leading companies in particular technology areas could have a material adverse effect on our business, operating results and financial condition. No assurance can be given that we can successfully respond to changing technology, identify new product opportunities or develop and bring new products to market in a timely and cost-effective manner.

     We have in the past experienced delays in software development and there can be no assurance that we will not experience delays in connection with our current or future product development activities. In particular, development efforts in the UNIX server environment are complex, and we have in the past encountered delays in developing products for this environment. Delays and difficulties associated with new product introductions or product enhancements could have a material adverse effect on our business, operating results and financial condition. Our failure, for technological or other reasons, to develop and introduce new products and product enhancements on a timely basis that are compatible with industry standards and that satisfy customer requirements would have a material adverse effect on our business, operating results and financial condition.

     In addition, we or our competitors may announce enhancements to existing products, or new products embodying new technologies, industry standards or customer requirements that have the potential to supplant or provide lower cost alternatives to our existing products. The introduction of such enhancements or new products could render our existing products obsolete and unmarketable. No assurance can be given that the announcement or introduction of new products by us or our competitors or any change in industry standards will not cause customers to defer or cancel purchases of existing products, which could have a material adverse effect on our business, operating results and financial condition. Furthermore, introduction by us of products with reliability, quality or compatibility problems could result in reduced orders, delays in collecting accounts receivable and additional service costs. The failure to introduce a new product or product enhancement on a timely basis could delay or hinder market acceptance. Research and development efforts may require us to expend significant capital and other resources. Any such event could have a material adverse effect on our business, operating results and financial condition.

     We are focusing our selling efforts increasingly on larger, enterprise-wide implementations of our products, and we expect such sales to constitute an increasing portion of our future revenue growth, if any. To date, our selling efforts have resulted in limited enterprise-wide implementations of the our products. We believe that most companies currently are not yet aware of the benefits of enterprise-wide business intelligence solutions or of our products and capabilities, nor have such companies deployed business intelligence solutions on an enterprise-wide basis. While we have devoted resources to promoting market awareness of our products and the needs our products address (including training our sales personnel and demonstrating our products at industry conferences and trade shows), no assurance can be given that these efforts will be sufficient to build market awareness of the need for enterprise business intelligence or acceptance of our products. Failure of a significant market for enterprise business intelligence products to develop, or failure of enterprise-wide implementations of our products to achieve broad market acceptance, would have a material adverse effect on our business, operating results and financial condition.

     Despite our testing of new products and their use by current and potential customers when first introduced or new enhancements are released, no assurance can be given that there will be no defects or errors in new products or enhancements after we commence commercial shipments. Although we have not experienced material adverse effects resulting from any such defects and errors to date, no assurance can be given that defects and errors will not be found in new products or enhancements after we commence commercial shipments, resulting in loss of revenues, delay in market acceptance or damage to our reputation, which could have a material adverse effect upon our business, operating results and financial condition. While our license agreements with our customers typically contain provisions designed to limit our exposure for potential claims based on errors or malfunctions of our products, it is possible, however, that these provisions may not be effective under the laws of certain jurisdictions. Although we have not experienced any product liability claims to date, the sale and support of our products entails the risk of such claims. Although we carry insurance against product liability risks, no assurance can be given that such insurance would be adequate to cover a potential claim. A product liability claim brought against us could have a material adverse effect on our business, operating results and financial condition.

     We currently rely primarily on a combination of copyright and trademark laws, trade secrets, confidentiality procedures and contractual provisions to protect our proprietary rights. We also believe that factors such as the technological and creative skills of our personnel, new product developments, frequent product enhancements, name recognition and reliable product maintenance are essential to establishing and maintaining a technology leadership position. We seek to protect our software, documentation and other written materials under trade secret and copyright laws, which afford only limited protection. We currently have five United States patents and one patent application. No assurance can be given that our patent application will result in the issuance of a patent, or that our patents or our patents applications, if granted, will not be invalidated, circumvented or challenged, or that the rights granted thereunder will provide competitive advantages to us or that any of our future patent applications, if any, will be issued with the scope of the claims sought by us, if at all. Furthermore, no assurance can be given that others will not develop technologies that are similar or superior to our technology or design around any patent that may come to be owned by us. Despite our efforts to protect our proprietary rights, unauthorized parties may attempt to copy aspects of our products or to obtain and use information that we regard as proprietary. Policing unauthorized use of our products is difficult, and while we are unable to determine the extent to which piracy of our software products exists, we can expect software piracy to be a persistent problem.

     In addition, the laws of some foreign countries do not protect our proprietary rights as fully as do the laws of the United States and Canada. There can be no assurance that our means of protecting our proprietary rights in North America or abroad will be adequate or that competitors will not independently develop similar technology. We have entered into source code escrow agreements with a number of our customers and indirect channel partners requiring release of source code under certain conditions. Such agreements provide that such parties will have a limited, non-exclusive right to use such code in the event that there is a bankruptcy proceeding by or against us, if we cease to do business or, in some cases, if we fail to meet our contractual obligations. The provision of source code escrows may increase the likelihood of misappropriation by third parties.

     Although we are not currently aware of any claims asserted by third parties that we infringe on their intellectual property, in the future, we expect that software product developers will increasingly be subject to infringement claims as the number of products and competitors in our industry segment grows and the functionality of products in different industry segments overlaps. Any such claims, with or without merit, could be time consuming to defend, result in costly litigation, divert management's attention and resources, cause product shipment delays or require us to enter into royalty or licensing agreements. Such royalty or licensing agreements, if required, may not be available on terms acceptable to us, if at all. In the event of a successful claim of product infringement against us and our failure or inability to license the infringed or similar technology, our business, operating results and financial condition would be materially adversely affected.

     Finally, in the future, we may rely upon certain software that we may license from third parties, including software that may be integrated with our internally developed software and used in our products to perform key functions. No assurance can be given that these third-party software licenses will be available to us on commercially reasonable terms or indeed that their suppliers will remain in business. Our inability to obtain or maintain any such software licenses could result in shipment delays or reductions until equivalent software could be developed, identified, licensed and integrated, which could have a material adverse effect on our business, operating results and financial condition.

RISKS WHICH MAY AFFECT THE CLASS A COMMON SHARES

     The trading price of our Class A Common Shares on The Nasdaq National Market System has been and continues to be volatile. During the past twelve months, our stock price has ranged from a high of $12 to a low of $2 19/32. The market price may be affected by, among other things, announcements of new products by our competitors, fluctuations in our operating results and changes in our financial position.

     The exercise of existing outstanding warrants and options and the number of shares available for future issuance to Sundowner Investments Limited under our equity line of credit may substantially dilute the equity interest of our existing shareholders and could result in a significant decrease to the market price of our Class A Common Shares. Although it is impossible to predict market influences and prospective values for securities, it is possible that, in and of itself, the increase in the number of shares available for public sale could have a depressive effect on the market and the price of our Class A Common Shares.

     Our Class A Common Shares are currently listed on The Nasdaq National Market System. To maintain our listing, we must, among other things, meet the minimum US$4,000,000 net tangible asset requirement for continued listing on The Nasdaq National Market System. On June 12, 2000, the staff of The Nasdaq Stock Market, Inc. notified us that we no longer met the minimum US$4,000,000 net tangible asset requirement. The letter also indicated that Nasdaq's staff was reviewing our eligibility for continued listing on The Nasdaq National Market. As of July 31, 2000, our net tangible assets exceeded US$4,000,000. The delisting of our shares from the National Market would result in a significantly less active market for our Class A Common Shares. There is no assurance that we would be able to satisfy the criteria for listing our Class A Common Shares on the Nasdaq SmallCap Market in the event our shares were delisted from the National Market.

     While we cannot predict what effect these various factors may have on our financial results, the aggregate result of any one of these factors in itself or in combination with any one or more of these factors or any other factors could have a material adverse effect on our business and on our operating results and financial condition.


ITEM 9A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

     We are not subject to material market risk exposures, except for risks related to interest rate fluctuations and foreign currency exchange rates.

     Our exposure to market rate risk for changes in interest rates relates primarily to our investment portfolio. We have not used derivative financial instruments in our investment portfolio. We invest in high quality issuers and limit the amount of our credit exposure with any one issuer. We are averse to principal loss and ensure the safety and preservation of our invested funds by limiting default, market and reinvestment risk. We do not make use of a bank line of credit and do not have any long term debt.

     Although we currently earn revenues and incur expenses in United States dollars, British pounds and Canadian dollars, exchange rates for these and other local currencies in countries where we may operate in the future may fluctuate in relation to the Canadian dollar and such fluctuations may have an adverse effect on our earnings or assets when United States dollars, British pounds or local currencies are exchanged for Canadian dollars. We have not entered into forward foreign exchange contracts. To date, losses and gains resulting from the translation of revenue and expenses denominated in United States dollars or British pounds into Canadian dollars have been included in our results of operations.

ITEM 10. DIRECTORS AND EXECUTIVE OFFICERS

     Information as to the directors and executive officers of the Company is as follows as of September 8, 2000:

                                                                                           CLASS A COMMON SHARES
                                                                                           BENEFICIALLY OWNED OR
                                                                                           OVER WHICH CONTROL OR
            NAME                  PRINCIPAL OCCUPATION             DIRECTOR SINCE          DIRECTION IS EXERCISED
            ----                  --------------------             --------------          ----------------------
  Arthur G. Ritchie         Director, Chairman of the Board,            1983                     1,996,938(1)
                            President and Chief Executive
                            Officer of Sand

  Georges Dube              Director, Corporate Secretary of            1996                          3,000
                            Sand, Partner Lavery, de Billy,
                            Barristers and Solicitors

  Josephine Munroe          Director, Consultant                        1990                          1,800

  Martin Shindler           Director, Accountant and                    1987                          2,140
                            Business Consultant

  George Wicker             Director, Executive,                        1996                        273,550
                            Lockheed Martin Corporation

  Jerome Shattner           President, Sand Technology                                            1,023,000
                            Systems, Inc.

  Susan Waxman              Vice President, Administration              ---                          73,460
                            of Sand

  Peter Sampson             Chief Financial Officer, Sand               ---                             500

  Robert Acquaviva          Director of Technical Support               ---                          ---
                            Operations, Sand

  Michael McCool            Chief Scientist for Nucleus, Sand           ---                          ---

  Duncan Painter            European General Manager                    ---                          ---

(1) In addition, 2,862 Class A Common Shares are owned by two companies controlled by trusts of which Arthur G. Ritchie is a trustee.

     Messrs. Dube and Wicker and Ms. Munroe comprise the Audit Committee. The Audit Committee has adopted a written Audit Committee Charter.

     Ms. Munroe and Mr. Shindler comprise the Option Committee which administers the Share Option Plan, the 1996 Stock Incentive Plan and the 1996 Stock Option Plan which are described under Item 12 -- "Options to Purchase Securities".

     Mr. Dube is currently and has been a Partner of Lavery, de Billy, a law firm, for more than five years. During the year and in the ordinary course of business, we consulted and continue to consult Lavery, de Billy. Mr. Shattner was a founder of Sand and was an executive with Sand in the early 1980s until Sand formed a joint venture in Canada with National Advanced Systems in 1987. Mr. Shattner was President of NAS Canada Inc. (which was renamed Hitachi Data Systems Inc.) from 1987 to 1999. Mr. Shattner became President of Sand Technology Systems, Inc., a wholly-owned subsidiary of Sand, on February 1, 2000. Prior to joining Sand, Mr. Sampson was the Manager of Internal Audit for Equifax Canada Inc. from 1993 to 1997, and prior to that held similar positions within a number of multi-national companies. Mr. Painter was Solution Sales and Delivery European Director of Hitachi Data Systems Limited from 1994 to 1999 and prior to that he worked for the largest UK electronics retailer in a senior management role within the IT department. All other nominees have held their present positions or other executive positions with the same or associated firms during the past five years.

     There is no arrangement or understanding between any director or executive officer and any other person pursuant to which the director was elected or the executive officer was appointed.

     Directors serve until the next annual meeting of shareholders or until their respective successors are duly elected or appointed. Executive officers are elected annually after each annual meeting of shareholders.

     There are no family relationships between any director or executive officer and any other director or executive officer other than Mr. Ritchie and Ms. Waxman who are husband and wife.


ITEM 11. COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS

     For the fiscal year ended July 31, 2000, the aggregate cash remuneration paid by Sand to eight (8) executive officers for services rendered in all capacities to the Company and its subsidiaries was $1,621,117.

     For the fiscal year ended July 31, 2000 each director, other than those directors who are salaried executive officers of Sand, was paid a basic annual retainer of $5,000 for serving as a director plus an additional amount of $1,500 per year for serving as a member of a standing committee of the Board of Directors.

     The aggregate value of other compensation did not exceed the lesser of $10,000 times the number of executive officers or ten percent (10%) of the cash compensation paid to such executive officers.

     We have an informal employee compensation plan which also applies to management pursuant to which, if employees fulfil stated goals with respect to sales revenue, new account penetration, profit contribution and other criteria, their incomes will increase proportionately above the guaranteed base until the noted target income is earned or exceeded. The informal employee compensation plan is not a mathematical formula with respect to management, but is the subject of individual negotiation.

ITEM 12. OPTIONS TO PURCHASE SECURITIES

SHARE OPTION PLAN

     On November 1, 1989, the Board of Directors adopted a Share Option Plan (the "Plan") pursuant to which beneficiaries selected by a committee of the Board of Directors were granted the right to subscribe for Class A Common Shares. The Plan was administered by a committee (the "Committee") consisting of members of the Board of Directors who were not eligible, or had waived the right, to receive options under the Plan.

     The total number of shares which could be issued under the Plan was limited to 10% of the outstanding Class A Common Shares. The number of Class A Common Shares subject to options in favour of a single beneficiary could not exceed 5% of the outstanding Class A Common Shares. The term and number covered by each option as well as the permitted frequency of exercise of such options were determined by the Committee at the time the options were granted to the beneficiaries. The exercise price of each option was the closing price of the Class A Common Shares on The Nasdaq National Market System on the trading day prior to the day the option was granted or, if there was no transaction on that day, the average of the bid and ask prices on that day, less any discount as decided by the Board of Directors within the extent permitted by the applicable regulatory provisions. Options granted under the Plan could not be assigned or pledged. An optionee could obtain, upon exercise of the option, a loan bearing no interest, within the limit established by the Board of Directors, to pay for the shares subscribed for by him or her under the Plan. The recipient of such a loan was required to pledge the shares subscribed for by him or her under the Plan as security for the repayment of the loan. We have the right to terminate the Plan at any time subject to vested rights.

     On May 17, 1990, the Board of Directors granted to each of Jerome Shattner and Arthur G. Ritchie 440,000 stock options (as adjusted to reflect the share subdivision on a two-for-one basis on December 31, 1996) entitling the holder of each option to purchase one Class A Common Share per stock option at an exercise price of US$0.25 per Class A Common Share. These options were exercisable at any time over a ten-year period. Jerome Shattner exercised all his outstanding options on October 23, 1996 and Arthur G. Ritchie exercised all his outstanding options on November 11, 1999. The Board of Directors approved a demand loan in the amount of US$110,000 in favour of Arthur G. Ritchie upon the exercise of his options within the limits established by the Plan and Mr. Ritchie pledged the shares subscribed for by him as security for repayment of the loan. Mr. Ritchie subsequently repaid the full amount of the loan. There are no options outstanding under the Plan. We have terminated the Plan.

1996 STOCK INCENTIVE PLAN

     On July 8, 1996, the Board of Directors adopted the 1996 Stock Incentive Plan (the "Incentive Plan") pursuant to which the beneficiaries selected by a committee of the Board of Directors may be granted options to subscribe for Class A Common Shares. The

Incentive Plan was confirmed, approved and ratified at the Annual and Special Meeting of the shareholders held on December 17, 1996. Prior to November 9, 2000, the Incentive Plan provided that a maximum of 800,000 Class A Common Shares (as adjusted to reflect the share subdivision on a two-for-one basis on December 31, 1996) were issuable pursuant to options granted under the Incentive Plan. On November 9, 1999, by resolution, the Board of Directors amended the Incentive Plan to increase the maximum aggregate number of Class A Common Shares which may be issued and sold pursuant to options granted under the Incentive Plan by an additional 300,000 Class A Common Shares. This resolution of the directors was confirmed, approved and ratified at the Annual and Special Meeting of the shareholders held on December 17, 1999. The total number of Class A Common Shares authorized for grants of options is 1,100,000 (as adjusted to reflect the share subdivision on a two-for-one basis on December 31, 1996) subject to adjustment to take into account any changes in our capital structure. As at September 1, 2000, 287,500 options had been granted and remained outstanding under the Incentive Plan and 812,500 options remained available for grant.

     The Incentive Plan is administered by a committee (the "Committee") consisting of not less than two (2) members of the Board of Directors each of whom is a "disinterested person" as defined under the SECURITIES AND EXCHANGE ACT OF 1934 and an "outside director" as defined in the UNITED STATES INTERNAL REVENUE CODE. The Plan permits the granting of incentive stock options on terms designed to gain certain advantages under United States Federal income tax law.

     The term and number of Class A Common Shares covered by each option as well as the permitted frequency of exercise of such options are determined by the Committee at the time the options are granted to the recipients. The number of Class A Common Shares which may be subject to option in favour of a single recipient may not exceed 5% of our outstanding Class A Common Shares. An option is to be exercised within a period of ten (10) years after the date on which the option is granted. The exercise price of each option for Class A Common Shares is not less than the closing price of the Class A Common Shares on the The Nasdaq National Market System on the trading day prior to the day the option is granted or, if there was no transaction on that day, the average of the bid and ask prices on that day, less any discount as decided by the Board of Directors within the extent permitted by the applicable regulatory provisions. Options granted under the Incentive Plan may not be assigned or pledged. No financial assistance is available to recipients in connection with the exercise of an option. We may terminate the Incentive Plan at any time, subject to vested rights.

     During the fiscal year ended July 31, 2000, the Committee granted options to purchase an aggregate of 22,000 Class A Common Shares to two officers and an aggregate of 77,250 Class A Common Shares to 15 employees at exercise prices which vary from US$3.625 to US$8.625 per share which were not less than the respective closing prices of the Class A Common Shares on The Nasdaq National Market System on the day prior to each grant and 426,750 options were cancelled. One officer exercised options as to 14,000 Class A Common Shares at US$5.00 per share and one employee exercised options as to 2,000 Class A Common Shares at US$3.75 per share.

1996 STOCK OPTION PLAN

     On July 8, 1996, the Board of Directors adopted the 1996 Stock Option Plan (the "Option Plan") pursuant to which the beneficiaries selected by a committee of the Board of Directors may be granted options to subscribe for Class A Common Shares. The Option Plan was confirmed, approved and ratified at the Annual and Special Meeting of the shareholders held on December 17, 1996. Prior to November 9, 2000, the Option Plan provided that a maximum of 700,000 Class A Common Shares (as adjusted to reflect the share subdivision on a two-for-one basis on December 31, 1996) were issuable pursuant to options granted under the Option Plan. On November 9, 1999, the Board of Directors amended the Option Plan to increase the maximum aggregate number of Class A Common Shares which may be issued and sold pursuant to options granted under the Option Plan by an additional 200,000 Class A Common Shares. This resolution of the directors was confirmed, approved and ratified at the Annual and Special Meeting of the shareholders held on December 17, 1999. The total number of Class A Common Shares authorized for grants of options is 900,000 (as adjusted to reflect the share subdivision on a two-for-one basis on December 31, 1996) subject to adjustment to take into account any changes in our capital structure. As at September 1, 2000, 674,500 options had been granted and remained outstanding under the Option Plan and 225,500 remained available for grant.

     The Plan is administered by a committee (the "Committee") consisting of not less than two (2) members of the Board of Directors each of whom is a "disinterested person" as defined under the SECURITIES AND EXCHANGE ACT OF 1934 and an "outside director" as defined in the UNITED STATES INTERNAL REVENUE CODE.

     The term and number of Class A Common Shares covered by each option as well as the permitted frequency of exercise of such options are determined by the Committee at the time the options are granted to the recipients. The number of Class A Common Shares which may be subject to option in favour of a single recipient may not exceed 5% of our outstanding Class A Common Shares. An option is to be exercised within a period of ten (10) years after the date on which the option is granted. The exercise price of each option for Class A Common Shares is not less than the price of the Class A Common Shares as determined by the Committee within the extent permitted by the applicable regulatory provisions. Options granted under the Option Plan may not be assigned or pledged. No financial assistance is available to recipients in connection with the exercise of an option. Options which expire or are terminated or surrendered or unexercised are thereafter available for the granting of other options. We may terminate the Option Plan at any time subject to vested rights.

     During the fiscal year ended July 31, 2000, the Committee granted options to purchase an aggregate of 10,000 Class A Common Shares to one officer and an aggregate of 162,000 Class A Common Shares to 40 employees at exercise prices which vary from US$5.00 to US$6.313 per share which were not less than the respective closing prices of the Class A Common Shares on The Nasdaq National Market System on the day prior to each grant and 78,000 options were cancelled. One officer exercised options as to 64,000 Class A Common Shares at US$0.6562 per share.

ITEM 13. INTEREST OF MANAGEMENT IN CERTAIN TRANSACTIONS

EMPLOYMENT AGREEMENT

     Arthur G. Ritchie, Chairman of the Board, President and Chief Executive Officer and a Director, entered into an employment agreement ("the Agreement") with Sand upon the expiry of his previous employment agreement on December 31, 1993. The Agreement, effective January 1, 1994 was for an initial term of five
(5) years and is automatically extended for additional periods of twelve (12) months each unless Sand or Mr. Ritchie shall have given the other a notice of termination of the Agreement not less than three (3) months prior to the end of its term. In the event the employment of Mr. Ritchie (i) is terminated by Sand for any reason other than for Cause (as defined in the Agreement) or death or
(ii) is terminated by Mr. Ritchie for Good Reason (as defined in the Agreement), Mr. Ritchie will be entitled to receive, among other things, a lump sum payment equivalent to two (2) times the sum of his then current annual base salary and the amount of the bonuses received by him in the immediate past year and Mr. Ritchie shall continue for a period of two (2) years to participate in all benefit plans and programs to the extent such participation is possible, and, if such continued participation is barred, to receive amounts equal to the out-of-pocket costs of participation in plans and programs providing substantially similar benefits. On January 1, 2000, the employment of Mr. Ritchie was automatically extended to December 31, 2000 on terms similar to those in the Agreement and it is expected that his employment shall be extended beyond January 1, 2001 either on terms similar to those in the Agreement or on terms to be agreed upon.

DIRECTORS' AND OFFICERS' LIABILITY INSURANCE

     Sand maintains directors' and officers' liability insurance which, subject to the provisions and exclusions contained in the policy, protects the directors and officers, as such, against any claims made during the term of their office against any of them for a wrongful act, provided they acted honestly and in good faith with a view to the best interests of Sand. The policy provides coverage with a limit of US$2,000,000 in each policy year, subject to a corporate reimbursement deductible of US$100,000 per loss. The current annual premium is paid entirely by Sand and amounts to US$48,275. To the extent permitted by law, Sand has entered into an indemnification agreement with each of its directors and senior officers.

                                     PART II

ITEM 14. DESCRIPTION OF SECURITIES TO BE REGISTERED

                                 NOT APPLICABLE

                                    PART III

ITEM 15. DEFAULTS UPON SENIOR SECURITIES

                                      NONE

ITEM 16. CHANGES IN SECURITIES, CHANGES IN SECURITY FOR REGISTERED SECURITIES AND USE OF PROCEEDS

                                      NONE

                                     PART IV

                              FINANCIAL STATEMENTS

ITEM 17. NOT APPLICABLE.


ITEM 18. SEE ATTACHED FINANCIAL STATEMENTS AND NOTES THEREON AS FOUND ON PAGES 33 THROUGH 50 OF THIS ANNUAL REPORT ON FORM 20-F.

[LOGO]
                         -------------------------------------------------------

                         DELOITTE & TOUCHE LLP
                         CHARTERED ACCOUNTANTS
                         1 Place Ville-Marie           Telephone: (514) 393-7115
                         Suite 3000                    Facsimile: (514) 390-4113
                         Montreal QC H3B 4T9


AUDITORS' REPORT


To the Directors of
Sand Technology Inc.

We have audited the consolidated balance sheets of Sand Technology Inc. as at July 31, 2000 and 1999 and the consolidated statements of operations, shareholders' equity and cash flows for each of the three years ended July 31, 2000, 1999 and 1998. These financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Corporation as at July 31, 2000 and 1999 and the results of its operations and its cash flows for each of the three years ended July 31, 2000, 1999 and 1998 in accordance with Canadian generally accepted accounting principles.


/s/ Deloitte & Touche LLP
------------------------------
Chartered Accountants

September 8, 2000


[LOGO]

SAND TECHNOLOGY INC.
CONSOLIDATED BALANCE SHEETS
AS AT JULY 31, 2000 AND 1999
(IN CANADIAN DOLLARS)

------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------
                                                                       2000                 1999
------------------------------------------------------------------------------------------------------
                                                                         $                    $
ASSETS
Current assets
    Cash                                                                664,918              124,078
    Investments                                                       1,722,194              885,440
    Accounts receivable                                               4,351,788              815,695
    Due from affiliated company                                               -                4,537
    Inventories                                                          43,100               47,142
    Prepaid expenses                                                    114,543               12,147
    Loan bearing interest at 8%                                         100,000              100,000
------------------------------------------------------------------------------------------------------
                                                                      6,996,543            1,989,039

Prepaid royalties                                                     1,608,744            2,413,117
Investment in affiliated company (Note 2)                                     -            3,219,670
Equipment (Note 3)                                                      140,104              181,456
Other assets (Note 4)                                                   325,370              469,978
------------------------------------------------------------------------------------------------------
                                                                      9,070,761            8,273,260
------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------

LIABILITIES
Current liabilities
    Accounts payable and accrued liabilities                          1,622,739              262,080
    Deferred revenue                                                    382,036                    -
    Current portion of balance of purchase price (Note 5)               517,300              300,000
------------------------------------------------------------------------------------------------------
                                                                      2,522,075              562,080
------------------------------------------------------------------------------------------------------

Balance of purchase price (Note 5)                                            -            1,970,000
------------------------------------------------------------------------------------------------------

Commitments (Note 8)

SHAREHOLDERS' EQUITY
    Common stock (Note 6)
        Authorized
           An unlimited number of Class "A" common shares,
               without par value
        Issued and outstanding
           9,627,145 common shares (8,528,206 in 1999)               12,455,748            8,781,335
    Deficit                                                          (5,907,062)          (3,040,155)
------------------------------------------------------------------------------------------------------
                                                                      6,548,686            5,741,180
------------------------------------------------------------------------------------------------------
                                                                      9,070,761            8,273,260
------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------


               See notes to the consolidated financial statements.

SAND TECHNOLOGY INC.
CONSOLIDATED STATEMENTS OF OPERATIONS
YEARS ENDED JULY 31, 2000, 1999 AND 1998
(IN CANADIAN DOLLARS)

------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------
                                                         2000                1999                 1998
------------------------------------------------------------------------------------------------------------
                                                           $                   $                    $
NET SALES                                              6,895,016            2,091,067            3,088,041
Cost of sales and product support                     (2,343,191)            (345,265)            (661,734)
Research and development costs                        (3,790,025)          (3,871,534)          (2,079,738)
Selling, general and
    administrative expenses                           (7,836,833)          (4,458,200)          (2,923,221)
Net interest and profits on sale of
    investments                                           84,568              436,113              597,726
------------------------------------------------------------------------------------------------------------
Loss from operations                                  (6,990,465)          (6,147,819)          (1,978,926)

Profit on sale of affiliated company (Note 2)          3,792,296                    -                    -
Equity earnings of affiliated company (Note 2)           283,510            1,170,499            1,166,230
Foreign exchange gain (loss)                              47,753               16,356              (94,026)
------------------------------------------------------------------------------------------------------------

Loss before income taxes                              (2,866,907)          (4,960,964)            (906,722)

Income taxes (Note 7)                                          -                    -                    -
------------------------------------------------------------------------------------------------------------
NET LOSS                                              (2,866,907)          (4,960,964)            (906,722)
------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------

Loss per share                                            (0.321)              (0.582)              (0.106)
------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------

Weighted average number of
    shares outstanding                                 8,919,211            8,522,873            8,520,206
------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------


APPROVED BY THE BOARD OF DIRECTORS

/s/ Arthur G. Ritchie                    /s/ Georges Dube
-----------------------------------      -----------------------------------
ARTHUR G. RITCHIE, DIRECTOR              GEORGES DUBE, DIRECTOR


               See notes to the consolidated financial statements.

SAND TECHNOLOGY INC.
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
YEARS ENDED JULY 31, 2000, 1999 AND 1998
(IN CANADIAN DOLLARS)

-------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------
                                                                     Common Stock                       Retained
                                       Exchange               ------------------------------            earnings
                                         rate                   Shares              Amount              (deficit)
-------------------------------------------------------------------------------------------------------------------
                                          US$                                          $                     $
-------------------------------------------------------------------------------------------------------------------
BALANCE, JULY 31, 1997                   0.72                 8,520,206            8,725,920             2,827,531

Net loss                                 0.73                         -                    -              (906,722)
-------------------------------------------------------------------------------------------------------------------
BALANCE, JULY 31, 1998                   0.66                 8,520,206            8,725,920             1,920,809


Net loss                                                              -                    -            (4,960,964)

Exercise of stock options                0.69                     8,000               55,415                     -
-------------------------------------------------------------------------------------------------------------------
BALANCE, JULY 31, 1999                   0.66                 8,528,206            8,781,335            (3,040,155)

Net loss                                                              -                    -            (2,866,907)

Exercise of stock options                0.68                   520,000              335,130                     -

Private placement                        0.68                   315,789            1,885,723                     -

Balance of purchase price
 exchanged for shares                                           263,150            1,453,560                     -
-------------------------------------------------------------------------------------------------------------------
BALANCE, JULY 31, 2000                   0.68                 9,627,145           12,455,748            (5,907,062)
-------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------


               See notes to the consolidated financial statements.

SAND TECHNOLOGY INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
YEARS ENDED JULY 31, 2000, 1999 AND 1998
(IN CANADIAN DOLLARS)

-------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------
                                                                2000                1999                 1998
-------------------------------------------------------------------------------------------------------------------
                                                                  $                   $                    $
OPERATING ACTIVITIES
    Net loss                                                 (2,866,907)          (4,960,964)            (906,722)
    Items not affecting cash
        Depreciation of equipment                                94,704              109,814               32,744
        Depreciation of other assets                            144,608              144,608              108,456
        Decrease in prepaid royalties                           804,373               29,590            1,091,657
        Decrease in deferred revenue                                  -                    -             (518,400)
        Equity earnings of affiliated company (Note 2)         (283,510)          (1,170,499)          (1,166,230)
        Profit on sale of affiliated company                 (3,792,296)                   -                    -
    Changes in non-cash operating
        working capital items (Note 12)                      (2,269,251)             516,351           (2,236,667)
-------------------------------------------------------------------------------------------------------------------
                                                             (7,786,243)          (5,331,100)          (3,595,162)
-------------------------------------------------------------------------------------------------------------------

INVESTING ACTIVITIES
    Net (increase) decrease in short-term investments          (836,754)           3,634,391            1,937,577
    Proceeds on sale of affiliated company                    7,295,476                    -                    -
    Dividend from affiliated company (Note 2)                         -            1,600,000            2,400,000
    Purchase of equipment                                       (53,352)             (81,283)            (220,615)
    Decrease in other assets                                          -                    -             (723,042)
-------------------------------------------------------------------------------------------------------------------
                                                              6,405,370            5,153,108            3,393,920
-------------------------------------------------------------------------------------------------------------------

FINANCING ACTIVITIES
    Issue of common shares                                    2,220,853               55,415                    -
    Deferred revenue                                            382,036                    -                    -
    Repayment of balance of purchase price                     (299,140)                   -                    -
-------------------------------------------------------------------------------------------------------------------
                                                              2,303,749               55,415                    -
-------------------------------------------------------------------------------------------------------------------

Net cash inflow (outflow)                                       540,840             (122,577)            (201,242)
Cash, beginning of year                                         124,078              246,655              447,897
-------------------------------------------------------------------------------------------------------------------
CASH, END OF YEAR                                               664,918              124,078              246,655
-------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------

There were no interest or income taxes paid during the three-year period ended July 31 2000.


               See notes to the consolidated financial statements.

SAND TECHNOLOGY INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED JULY 31, 2000, 1999 AND 1998
(IN CANADIAN DOLLARS)
--------------------------------------------------------------------------------


On December 17, 1999, the shareholders of Sand Technology Systems International Inc. approved a special resolution to change the name of the Corporation to Sand Technology Inc. The Corporation is involved in research and development to bring to market its Nucleus Exploration series of products, including the Nucleus Exploration Mart/Warehouse and the Nucleus Prototype Mart/Warehouse. The Corporation is considered to have only one business segment.


1.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     SIGNIFICANT ACCOUNTING POLICIES

     The Corporation follows Canadian generally accepted accounting principles in the preparation of its financial statements. This requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

     BASIS OF CONSOLIDATION

     The consolidated financial statements include the accounts of the Corporation and its wholly-owned subsidiaries, Sand Technology Corp., Sand Technology (U.K.) Ltd. and STSI Licensing, LLC. All significant intercompany transactions and balances have been eliminated.

     REVENUE RECOGNITION

     The Corporation's revenue is earned from licences of off-the-shelf software which do not require customization. This revenue is recognized once remaining obligations under the sales agreements are considered insignificant.

     Revenue from product support contracts is recognized over the life of the contract. Incremental costs directly attributable to the acquisition of product support contracts are deferred and expensed in the period the related revenue is recognized.

     Revenue from education, consulting, and other services is recognized at the time such services are rendered.

SAND TECHNOLOGY INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED JULY 31, 2000, 1999 AND 1998
(IN CANADIAN DOLLARS)
--------------------------------------------------------------------------------


1.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

     SHORT-TERM INVESTMENTS

     Short-term investments are recorded at the lower of cost and market value. Market value at July 31, 2000 is $1,739,015 (1999 - $885,440).

     INVENTORIES

     Inventories include finished products which are valued at the lower of average cost and net realizable value.

     PREPAID ROYALTIES

     The Corporation entered into a three-year agreement which provided for initial cash payments. These cash payments are reflected on the balance sheets as prepaid royalties and are being amortized at the higher of i) the amount calculated on a straight-line basis or ii) as royalties become due.

     INVESTMENT

     The investment in the affiliated company is accounted for by the equity method whereby the share of earnings or losses attributable to the period following the date of acquisition is included in operations. All significant unrealized intercompany profits have been eliminated.

     EQUIPMENT AND OTHER ASSETS

     The Corporation records its office equipment and other assets at cost and depreciates such assets over their estimated useful lives using the straight-line method at an annual rate of 20%.

     DEFERRED REVENUE

     Revenue related to maintenance contracts covering periods subsequent to the balance sheet date is deferred.

SAND TECHNOLOGY INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED JULY 31, 2000, 1999 AND 1998
(IN CANADIAN DOLLARS)
--------------------------------------------------------------------------------


1.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

     FOREIGN EXCHANGE TRANSLATION

     Revenues and expenses denominated in foreign currencies are translated into Canadian dollars at rates prevailing on the transaction dates. Monetary assets and liabilities are translated at year-end rates. Non-monetary assets and liabilities are translated at historical exchange rates.

     The accounts of the subsidiaries included in the consolidated financial statements are translated into Canadian dollars using the temporal method. Under this method, monetary items are translated at exchange rates in effect at the balance sheet dates; non-monetary items are translated at historical exchange rates. Revenues and expenses are translated at average exchange rates for the year, with the exception of depreciation of assets which is translated at the same historical exchange rates as the related assets. Translation losses and gains are included in operations.

     EARNINGS PER SHARE

     Per share computations are based on the weighted average number of shares outstanding during the year.

     RESEARCH AND DEVELOPMENT COSTS

     Research and development costs are charged to operations in the period in which they are incurred. Related tax credits are recorded as a reduction of research and development expenses in the period the funds are received.


2.   INVESTMENT IN AFFILIATED COMPANY

     HITACHI DATA SYSTEMS INC.

     On August 20, 1999, the Corporation sold its 40% investment in Hitachi Data Systems Inc. to Hitachi Data Systems Corporation of Santa Clara for $7,295,476 in cash.

     The Corporation's equity in Hitachi Data Systems Inc. for fiscal 1999 and 1998 is based on the March 31, 1999 and 1998 audited financial statements, adjusted for the results of operations for the four-month periods ended July 31, 1999 and 1998.

     The audited financial statements of Hitachi Data Systems Inc., the results of operations for the 20 day period ended August 20, 1999 and the four-month periods ended July 31, 1999 and 1998, and the carrying value of the related investment, accounted for under the equity method, are summarized below:

SAND TECHNOLOGY INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED JULY 31, 2000, 1999 AND 1998
(IN CANADIAN DOLLARS)
--------------------------------------------------------------------------------


2.   INVESTMENT IN AFFILIATED COMPANY (CONTINUED)

                                                       March 31             March 31
                                                         1999                 1998
     -----------------------------------------------------------------------------------
                                                           $                    $
     Financial position
       Current assets                                  17,309,867           14,893,436
       Current liabilities                             12,120,456           10,044,576
     -----------------------------------------------------------------------------------

     Working capital                                    5,189,411            4,848,860
     Other assets                                       6,476,403            6,311,611
     -----------------------------------------------------------------------------------
                                                       11,665,814           11,160,471
     Other liabilities                                  4,291,312            2,409,511
     -----------------------------------------------------------------------------------
     Equity                                             7,374,502            8,750,960
     -----------------------------------------------------------------------------------
     -----------------------------------------------------------------------------------

     Results of operations
       Revenue                                         51,130,495           49,093,974
       Operating expenses and
           income taxes                                48,506,953           46,883,789
     -----------------------------------------------------------------------------------
     Net earnings                                       2,623,542            2,210,185
     -----------------------------------------------------------------------------------
     -----------------------------------------------------------------------------------


     Dividends paid                                     4,000,000            6,000,000

                                              20 day period
                                                  ended                 4-month period ended
                                                August 20            July 31              July 31
                                                  1999                1999                 1998
                                          -----------------------------------------------------------
                                                    $                   $                    $
     Results of operations
       Revenue                                  4,372,657           14,619,371           12,898,950
       Operating expenses and
           income taxes                         3,663,882           13,944,698           12,526,983
     ------------------------------------------------------------------------------------------------
     Net earnings (loss)                          708,775              674,673              371,967
     ------------------------------------------------------------------------------------------------
     ------------------------------------------------------------------------------------------------

                                                  July 31            July 31              July 31
                                                   2000               1999                 1998
                                          -----------------------------------------------------------
                                                    $                   $                    $
     Equity earnings for the year                 283,510            1,170,499            1,166,230
     ------------------------------------------------------------------------------------------------
     ------------------------------------------------------------------------------------------------

     Carrying value of
       investment as at July 31                         -            3,219,670            3,649,171
     ------------------------------------------------------------------------------------------------
     ------------------------------------------------------------------------------------------------

SAND TECHNOLOGY INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED JULY 31, 2000, 1999 AND 1998
(IN CANADIAN DOLLARS)
--------------------------------------------------------------------------------


3.   EQUIPMENT

                                                  2000                 1999
                                            ----------------------------------
                                                    $                    $

     Office equipment                           344,603              291,251
     Accumulated depreciation                   204,499              109,795
     -------------------------------------------------------------------------
                                                140,104              181,456
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------


4.   OTHER ASSETS


                                                           2000                                       1999
                                        ---------------------------------------------------    -----------------
                                                        Accumulated            Net Book             Net Book
                                         Cost          Depreciation              Value                Value
                                        -------    ----------------------    ---------------    -----------------
                                           $                 $                     $                    $

     Product source codes               723,042              397,672              325,370              469,978
     -----------------------------------------------------------------------------------------------------------
     -----------------------------------------------------------------------------------------------------------


5.   BALANCE OF PURCHASE PRICE

     The balance of purchase price resulted from the acquisition of the Nucleus rights. This balance of purchase price was non-interest bearing, repayable with annual principal repayments from 2000 to 2004 and reimbursable under certain conditions.

     On July 31, 2000 the agreement was modified and the Corporation committed to settle the balance of purchase price as follows:

          cash in the amount of US$350,038 (Can$517,300) payable by November 15, 2000; and

          263,150 shares of common stock issued as of July 31, 2000.

SAND TECHNOLOGY INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED JULY 31, 2000, 1999 AND 1998
(IN CANADIAN DOLLARS)
--------------------------------------------------------------------------------


6.   COMMON STOCK

     During the year ended July 31, 1999, 8,000 common shares were issued under the Stock Option Plan for proceeds of $55,415.

     During the year ended July 31, 2000, 440,000 common shares were issued under the Share Option Plan for proceeds of $159,698, 16,000 common shares were issued under the 1996 Stock Incentive Plan for proceeds of $112,693 and 64,000 common shares were issued under the 1996 Stock Option Plan for proceeds of $62,740.

     On June 1, 2000, the Corporation completed a private placement involving the issuance of 315,789 common shares for net cash proceeds of $1,885,723. Under the terms of the agreement, the shares were sold for a purchase price of US$4.75 per share; however the purchase price may be adjusted at the option of the purchaser during the period ending on November 28, 2000 in the event that the average of the bid prices for 20 consecutive trading days is lower than US$5.938 per share. The Corporation also issued 65,217 warrants which may be exercised from time to time during the period beginning June 1, 2000 and ending on May 31, 2003 at an exercise price of US$10.00 per share.

     On July 31, 2000, the Corporation agreed to satisfy $1,453,560 of its obligation resulting from the acquisition of the Nucleus rights by issuing 263,150 shares of common stock (Note 5).

     On June 1, 2000, the Corporation entered into a Common Share Purchase Agreement ("CSPA") allowing the Corporation to access up to US$30,000,000 through a common share equity line. Pursuant to the CSPA, the Corporation may, at its option, issue and sell to the purchaser up to US$30,000,000 of the Corporation's common shares over a period of 12 months at a discount of 10% from the average daily price of the common stock. The Corporation also issued 364,556 warrants which may be exercised from time to time over the period of 12 months at an exercise price of US$5.6781 per share.

SAND TECHNOLOGY INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED JULY 31, 2000, 1999 AND 1998
(IN CANADIAN DOLLARS)
--------------------------------------------------------------------------------


     Under the Corporation's Share Option Plan, 1996 Stock Incentive Plan and 1996 Stock Option Plan, exercise of the options granted is generally restricted to a maximum of 20% of the options granted per annum beginning one year after each grant date and expiring 10 years after. A maximum of 1,896,000 common shares is reserved for issuance under each of these plans. The Corporation has the following outstanding options as at July 31, 2000 and 1999:

     ----------------------------------------------------------------------------------------------------
                                                                      Price
                                                                      range             Outstanding
                                                     Options        per share         2000       1999
     Granted  Plan                                   Granted           US$
     ----------------------------------------------------------------------------------------------------
        1990  Share Option Plan                      880,000           0.25               0    440,000
        1996  1996 Stock Option Plan                 440,000      0.69 to 3.38      296,000    360,000
        1996  1996 Stock Incentive Plan              400,000           5.00          36,000    400,000
        1997  1996 Stock Option Plan                  80,000           5.56          80,000     80,000
        1998  1996 Stock Option Plan                  62,500      4.00 to 5.50       52,500     62,500
        1998  1996 Stock Incentive Plan              187,500      3.75 to 8.38       66,500    125,000
        1999  1996 Stock Option Plan                 142,000      5.75 to 7.00       79,500    142,000
        1999  1996 Stock Incentive Plan              107,000      5.00 to 7.56       92,250    106,000
        2000  1996 Stock Option Plan                 172,000      5.00 to 6.313     166,500          0
        2000  1996 Stock Incentive Plan               99,250      3.63 to 8.63       92,750          0
     ----------------------------------------------------------------------------------------------------

     At July 31, 2000, there were 402,750 exercisable options outstanding to purchase common shares at prices ranging from US$0.69 to $8.38 per share.

SAND TECHNOLOGY INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED JULY 31, 2000, 1999 AND 1998
(IN CANADIAN DOLLARS)
--------------------------------------------------------------------------------


7.   INCOME TAXES

     The Corporation and its subsidiaries have non-capital losses carried forward for income tax purposes amounting to approximately $9,489,000 which may be utilized to reduce taxable income of future years and which expire as follows:

                                             $
              2005                          12,000
              2006                         210,000
              2011                          87,000
              2012                         496,000
              2013                       1,856,000
              2014                       3,377,000
              2015                       3,451,000

     The Corporation has research and experimental development expenses estimated at $4,443,000 for federal tax purposes and $4,858,000 for provincial tax purposes which can be carried forward indefinitely against its taxable income.

     The Corporation also has non-refundable investment tax credits amounting to $1,163,000 which it can apply against its future federal income tax payable. This can be carried forward over the next ten years.

     No recognition has been given in the financial statements with regard to the potential future tax benefits resulting from the availability of any of these items.


8.   COMMITMENTS

     LEASE COMMITMENTS

     Minimum lease payments for office premises under non-cancellable operating leases for the next five years are as follows:

                                                $
              2001                           489,926
              2002                           226,971
              2003                           188,706
              2004                            42,390
              2005                               NIL
              ---------------------------------------
                                             947,993
              ---------------------------------------
              ---------------------------------------

SAND TECHNOLOGY INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED JULY 31, 2000, 1999 AND 1998
(IN CANADIAN DOLLARS)
--------------------------------------------------------------------------------


9.   RELATED PARTY TRANSACTIONS

     In 1999 and 1998, sales to Hitachi Data Systems Inc. under supply agreements accounted for approximately 9% and 27%, respectively of the Corporation's total sales.

     One of the Corporation's directors was also the president of Nucleus International Corporation, the Company from which the Corporation acquired the Nucleus rights.

     The Corporation believes that each of the related party transactions described above were on terms as fair to the Corporation as could have been obtained from unaffiliated third parties.


10.  SEGMENTED INFORMATION

     The Corporation is considered to have only one business segment.

     The Corporation has two geographic reportable segments commencing with the 1999 fiscal year. Both the North American and European segments distribute a full range of Nucleus Exploration series of products, including the Nucleus Exploration Mart/Warehouse and the Nucleus Prototype Mart/Warehouse. The accounting policies of the segments are the same as described in the summary of significant accounting policies. The Company evaluates segment performance based on income before taxes. Sales for each segment are based on the location of the third party customer. All intercompany transactions between segments have been eliminated.


      -------------------------------------------------------------------------
                                          North America             Europe
      -------------------------------------------------------------------------
      2000
      Net sales                             2,265,340              4,629,676
      Income (loss) before taxes           (3,352,230)               485,323
      Identifiable assets                   5,639,068              3,431,693
      -------------------------------------------------------------------------
      1999
      Net sales                             1,979,103                111,964
      Income before taxes                  (4,950,672)               (10,292)
      Identifiable assets                   8,114,124                159,136
      -------------------------------------------------------------------------


     For the year ended July 31, 1998 Hitachi Data Systems Inc. was the only customer which accounted for more than 10% of the total sales of the Corporation.

SAND TECHNOLOGY INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED JULY 31, 2000, 1999 AND 1998
(IN CANADIAN DOLLARS)
--------------------------------------------------------------------------------


11.  FINANCIAL INSTRUMENTS

     FAIR VALUE

     At July 31, 2000, the estimated fair market value of cash, accounts receivable, loan and accounts payable and accrued liabilities is equal to the book value given the short-term nature of these items.

     Short-term investments are recorded at the lower of cost and market value.

     The fair value of long-term liabilities is not significantly different than the book value.

     The Corporation does not hold or issue financial instruments for trading purposes.

     CREDIT RISK

     Credit risk concentration with respect to trade receivables is limited due to the Corporation's large client base.


12.  CHANGES IN NON-CASH OPERATING WORKING CAPITAL ITEMS

                                                       2000              1999             1998
                                                ---------------------------------------------------
                                                         $                 $               $
     Accounts receivable                             (3,536,093)         31,532         (721,277)
     Due from affiliated company                          4,537         182,574         (187,111)
     Inventories                                          4,042         181,046          165,237
     Prepaid expenses                                  (102,396)        120,823          (52,977)
     Accounts payable and
       accrued liabilities                            1,360,659             376          (58,139)
     Notes payable to affiliated company                      -               -       (1,382,400)
     ----------------------------------------------------------------------------------------------
     Changes in non-cash operating
       working capital items                         (2,269,251)        516,351       (2,236,667)
     ----------------------------------------------------------------------------------------------
     ----------------------------------------------------------------------------------------------



13.  SUBSEQUENT EVENT

     On August 1, 2000, the Corporation entered into an agreement with a consultant whereby the Corporation may be required to issue up to 25,000 common shares on November 29, 2000. The Corporation also committed to issue up to 100,000 share purchase warrants to the consultant during the period November 29, 2000 to July 31, 2001, provided that the share price exceeds certain established thresholds. Issued warrants are exercisable up to July 31, 2003.

SAND TECHNOLOGY INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED JULY 31, 2000, 1999 AND 1998
(IN CANADIAN DOLLARS)
--------------------------------------------------------------------------------


14. COMPARATIVE FIGURES

     Certain figures for prior years have been reclassified in order to conform to the presentation adopted in the current year.


15.  RECONCILIATION OF CANADIAN AND UNITED STATES
     GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

     The Corporation does not have material differences between Canadian and U.S. generally accepted accounting principles.

     COMPREHENSIVE INCOME

     The Corporation has adopted SFAS 130, "Reporting Comprehensive Income". There are no material differences between the Corporation's net loss as reported and its comprehensive income as defined by SFAS 130. Accordingly, a separate statement of comprehensive income has not been presented.

     STOCK-BASED COMPENSATION

     The Corporation accounts for its stock compensation using the intrinsic value method prescribed by the Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees. U.S. GAAP requires companies that follow this method make pro forma disclosures of net income and earnings per share, as if the fair value based methodology prescribed by FAS
     No. 123, Accounting for Stock Based Compensation, had been applied.

     The Corporation's Share Option Plan, 1996 Stock Option Plan and 1996 Stock Incentive Plan govern the granting of options to purchase common shares of the corporation to eligible full-time employees, directors and officers of the corporation. The purpose of the plans is to advance the interests of the corporation and its shareholders by providing to the grantees a performance incentive for the continued and improved service with the corporation. Options are granted at a price not less than the closing price of the corporation's shares on the last trading day immediately before the grant. Options granted generally expire in ten years from the date of grant and vest at a rate of 20% per annum on the anniversary date of the grant.

     The following table presents net earnings and earnings per share in accordance with U.S. GAAP on a pro forma basis giving effect to the pro forma compensation expense relating to stock options granted to employees, in accordance with FAS 123.

     --------------------------------------------------------------------------------------------------
                                              July 31, 2000        July 31, 1999        July 31, 1998
                                                    $                    $                    $
     --------------------------------------------------------------------------------------------------
     Net (loss) reported                         (2,866,907)          (4,960,964)            (906,722)
     --------------------------------------------------------------------------------------------------
     Pro forma compensation benefit
     (expense)                                      165,293             (315,265)            (406,710)
     --------------------------------------------------------------------------------------------------
     Pro forma net (loss)                        (2,701,614)          (5,276,229)          (1,313,432)
     --------------------------------------------------------------------------------------------------
     Pro forma basic (loss) per share                (0.303)              (0.619)              (0.154)
     --------------------------------------------------------------------------------------------------

SAND TECHNOLOGY INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED JULY 31, 2000, 1999 AND 1998
(IN CANADIAN DOLLARS)
--------------------------------------------------------------------------------


15. RECONCILIATION OF CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (CONTINUED)

     The Corporation recognized compensation benefit of $165,293 in 2000. The benefit resulted from the reversal of previously recorded stock compensation expense on the forfeitude of unexercised options. The 2000 benefit is reconciled as follows : (1) stock compensation expense $451,711 for employee based stock option plans in accordance with FAS 123 and (2) reversal of previously recorded stock compensation expense on the forfeitude of unexercised option of $617,004.

     FAS 123 requires that pro forma compensation expense be recognized over the vesting period based on the fair value of options granted to employees. The pro forma compensation expense presented above has been estimated using the Black Scholes option pricing model. In order to perform the calculation the following weighted average assumptions were made for fiscal years 2000, 1999 and 1998:

     --------------------------------------------------------------------------------------------------
                                               July 31, 2000        July 31, 1999        July 31, 1998
                                                     $                    $                    $
     --------------------------------------------------------------------------------------------------
     Risk-free interest rate                            5.90%               5.68%                5.46%
     --------------------------------------------------------------------------------------------------
     Dividend yield                                        0%                  0%                   0%
     --------------------------------------------------------------------------------------------------
     Volatility factor of the expected
     market price of the Corporation's
     common stock                                         97%                 94%                  99%
     --------------------------------------------------------------------------------------------------
     Term to maturity                                 7 years             7 years              7 years
     --------------------------------------------------------------------------------------------------

     FAS 123 requires that pro forma compensation expense be reported for options granted in fiscal years beginning after December 15, 1994, which in the case of the corporation is the year ended July 31, 1996. Since the compensation expense is recognized over the vesting period, the pro forma compensation expense presented above is not indicative of the pro forma compensation expense that will be reported in future years if the corporation continues to grant options to employees.

SAND TECHNOLOGY INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED JULY 31, 2000, 1999 AND 1998
(IN CANADIAN DOLLARS)
--------------------------------------------------------------------------------


15. RECONCILIATION OF CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (CONTINUED)

     NEW STANDARDS

     The United States FASB has issued new standards on the accounting of derivative financial instruments and hedging activities under Statement No. 133, which are effective for fiscal years beginning on or after June 15, 2000. Statement No. 133 establishes accounting and reporting standards requiring that all derivative instruments (including certain derivative instruments embedded in other contracts) be recorded in the balance sheet as either an asset or a liability measured at its fair value. In addition, Statement No. 133 requires that changes in the derivative's fair value be recognized currently in earnings unless specific hedge accounting criteria are met. Special accounting for qualifying hedges allows a derivative's gains and losses to offset related results on the hedged item in the income statement, and requires that a company must formally document, designate and assess the effectiveness of transactions that receive hedge accounting. In June 2000, the Financial Accounting Standards Board issued SFAS No. 138, "Accounting for Certain Derivative Instruments and Certain Hedging Activities - an amendment of FASB Statement No. 133" ("SFAS 138"). SFAS 138 amends certain of the accounting and reporting standards of SFAS 133 for certain derivative instruments and certain hedging activities. The Corporation will adopt SFAS 133, as amended, in its quarter ending October 31, 2000. The Corporation has not engaged in hedging activities or invested in derivative instruments and, accordingly, the adoption of SFAS No. 133 is not currently expected to have a material impact on financial position, results of operations or cash flows.

     In March 2000, the FASB issued FASB Interpretation ("FIN") No. 44, "Accounting for Certain Transactions Involving Stock Compensation." FIN No. 44 provides guidance for issues arising in applying APB No. 25. FIN No. 44 applies specifically to new awards, exchanges of awards in a business combination, modification to outstanding awards and changes in grantee status that occur on or after July 1, 2000, except for the provisions related to repricings and the definition of an employee which apply to awards issued after December 15, 1998. The adoption of FIN No. 44 is not expected to have a material effect on the Corporation's financial statements.

ITEM 19. FINANCIAL STATEMENTS AND EXHIBITS

(a)    DOCUMENT LIST

       1.    FINANCIAL STATEMENTS

                      The financial statements filed hereunder may be found
             at Item 18 beginning on page 33 of this Annual Report on Form
             20-F.


       2.    FINANCIAL STATEMENT SCHEDULES

                      All schedules are omitted because of the absence of
             the conditions under which they are required or because the required information is included in the Financial Statements.

       3.    EXHIBITS

       Exhibit No.    Description of Exhibit
       2.1*           Common Share Purchase Agreement dated May 26, 2000 between
                      Registrant and Sundowner Investments Limited

       2.2*           Registration Rights Agreements dated May 26, 2000 between
                      Registrant and Sundowner Investments Limited

       2.3*           Escrow Agreement dated May 26, 2000 between Registrant,
                      Sundowner Investments Limited, and Epstein Becker &
                      Green, P.C.

       2.4* Letter Agreement dated March 15, 2000 between Registrant and Ladenburg Thalmann & Co. Inc.

       2.5*           Share Purchase Warrant dated May 30, 2000 issued to
                      Sundowner Investments Limited

       2.6*           Share Purchase Warrant dated May 30, 2000 issued to
                      Ladenburg Thalmann & Co. Inc. (182,278 shares)

       2.7*           Common Shares and Warrants Purchase Agreement dated
                      May 24, 2000 between the Registrant and AMRO
                      International, S.A.

       2.8* Registration Rights Agreement dated May 24, 2000 between the Registrant and AMRO International, S.A.

       2.9*           Escrow Agreement dated May 24, 2000 between the
                      Registrant, AMRO International, S.A., and Epstein,
                      Becker & Green, P.C.



       2.10*          Share Purchase Warrant dated May 24, 2000 issued to AMRO
                      International, S.A.

       2.11*          Share Purchase Warrant dated May 24, 2000 issued to
                      Ladenburg Thalmann & Co. Inc. (32,608 shares)

       2.12*          Amendment to Common Share Purchase Agreement dated
                      June 26, 2000 between the Registrant and Sundowner
                      Investments Limited

       2.13           Agreement dated July 31, 2000 between the Registrant and
                      Nucleus International Corporation

       3.1**          Articles of Incorporation, as amended on December 20, 1996 and December 31, 1996

       3.2*           Amendment to Articles of Incorporation dated January 1,
                      2000

       10.1***        Sand Technology Systems International Inc. 1996 Stock
                      Option Plan

       10.2****       Sand Technology Systems International Inc. 1998 Stock
                      Incentive Plan

       11             Statement detailing computation of per share earnings

       21.1           Subsidiaries

       23.2           Consent of Deloitte & Touche

       * Incorporated by reference from Amendment No. 1 to the registrant's Form F-2 Registration Statement (333-12216) filed on August 18, 2000
       ** Incorporated by reference from the registrant's Form 20-F for July 31, 1996
       ***  Incorporated by reference from the registrant's Form S-8
            (333-7462)
       **** Incorporated by reference from the registrant's Form S-8
            (333-8538)

                              SAND TECHNOLOGY INC.
                          2000 FORM 20-F ANNUAL REPORT
                                  EXHIBIT INDEX

The following exhibits are being filed herewith on pages 54 through 58:

Exhibit    Description
-------    -----------
2.13       Agreement with Nucleus International Corporation dated July 31, 2000

11.        Statement detailing Computation of Per Share Earnings (Loss)

22.        Subsidiaries of the Company.

23.        Consent of Chartered Accountants
