Form 20-F/A
period 2000-07-31
SAND TECHNOLOGY INC
filed 2000-09-29
CIK 753050

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 20-F/A

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

     All figures given in this discussion are in Canadian dollars and are presented in conformity with Canadian GAAP. As noted in Note 15 to the Financial Statements, there are no material differences which would result in the reported amounts of net consolidated earnings from the application of US GAAP. "Fiscal 1998", "fiscal 1999" and "fiscal 2000"

                              SAND TECHNOLOGY INC.
                          2000 FORM 20-F/A ANNUAL REPORT
                                  EXHIBIT INDEX

The following exhibits are being filed herewith on pages 54 through 58:

Exhibit    Description
-------    -----------
2.13       Agreement with Nucleus International Corporation dated July 31, 2000

11.        Statement detailing Computation of Per Share Earnings (Loss)

22.        Subsidiaries of the Company.

23.        Consent of Chartered Accountants


                                   SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this Annual Report on Form 20-F to be signed on its behalf by the undersigned, thereunto duly authorized.



                                           SAND TECHNOLOGY INC.


                                           /s/ Arthur G. Ritchie
                                           -----------------------------
September 29, 2000                         Arthur G. Ritchie
                                           Chairman of the Board,
                                           President and Chief Executive
                                           Officer