Form 20-F
period 2001-07-31
SAND TECHNOLOGY INC
filed 2002-01-29
CIK 753050

                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                    FORM 20-F

           [ ] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                                       OR

       [X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934
       For the fiscal year ended July 31, 2001

                                       OR

          [ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE
                        SECURITIES EXCHANGE ACT OF 1934
          Commission file number : 0-14884

                              SAND TECHNOLOGY INC.
              (FORMERLY SAND TECHNOLOGY SYSTEMS INTERNATIONAL INC.)
           (Exact name of the registrant as specified in its charter)

                                     CANADA
                         (Jurisdiction of Incorporation)

                          215 REDFERN AVENUE, SUITE 410
                        WESTMOUNT, QUEBEC, CANADA H3Z 3L5
                    (Address of principal executive offices)

                            TELEPHONE (514) 939-3477

Securities registered pursuant to Section 12(b) of the Act:

                                      NONE

Securities registered pursuant to Section 12(g) of the Act:

                              CLASS A COMMON SHARES

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

                                      NONE

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report.

                       CLASS A COMMON SHARES - 13,153,427

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

                Yes   X                              No
                    -----                               -----
Indicate by check mark which financial statement item the registrant has elected to follow.

                Item  17                              Item 18   X
                         -----                                -----

                                TABLE OF CONTENTS


PART I.........................................................................3
         ITEM 1.  Identity of Directors, Senior Management and Advisers........3
         ITEM 2.  Offer Statistics and Expected Timetable......................3
         ITEM 3.  Key Information..............................................3
         ITEM 4.  Information on the Company..................................14
         ITEM 5.  Operating and Financial Review and Prospects................19
         ITEM 6.  Directors, Senior Management and Employees..................24
         ITEM 7.  Major Shareholders and Related Party Transactions...........31
         ITEM 8.  Consolidated Statements and Other Financial Information.....33
         ITEM 9.  The Offer and Listing.......................................33
         ITEM 10. Additional Information......................................34
         ITEM 11. Quantitative and Qualitative Disclosures About Market Risk..43
         ITEM 12. Description of Securities Other than Equity Securities......43


PART II.......................................................................44
         ITEM 13. Defaults, Dividend Arrearages and Deliquencies..............44
         ITEM 14. Material Modifications to the Rights of Security Holders and
                  Use Of Proceeds.............................................44


PART III......................................................................44
         ITEM 17. Financial Statements........................................44
         ITEM 18. Financial Statements........................................44
         ITEM 19. Exhibits....................................................64

            CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

     This Annual Report on Form 20-F includes forward-looking statements that involve risks and uncertainties. These statements relate to future events or our future financial performance. We use words like "believe", "anticipate", "expect", "may", "project", "hope", "intend", "should", "plan", "estimate", "potential", "continue", and similar expressions to help identify these forward-looking statements. These statements are only predictions. Such statements are intended to be subject to the safe harbor protections of the Securities Act of 1933 and the Securities Exchange Act of 1934. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of many factors. Such factors include, among others, the matters described in Item 3 - "Risk Factors" and Item 5 - "Business Environment, Trends and Uncertainties". Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date made. Except as required by applicable laws, we do not intend to publish updates or revisions of any forward-looking statement we make to reflect new information, future events or otherwise.

                                      * * *

Nucleus, Nucleus Server, N:VECTOR and MPSO are registered trademarks of Sand Technology Inc. and Nucleus Exploration Mart, Nucleus Exploration Warehouse, Nucleus Virtual Database (VDB), NUCLEUS POWERED! and Nucleus E! are trademarks of Sand Technology Inc.

                                     PART I


ITEM 1.    IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

           Not Applicable


ITEM 2.    OFFER STATISTICS AND EXPECTED TIMETABLE

           Not Applicable


ITEM 3.    KEY INFORMATION

A.   SELECTED FINANCIAL DATA

     Our audited consolidated financial statements for the 2001 fiscal year and the notes relating to them (the "Financial Statements") which are included at
Item 18 are presented in accordance with Canadian generally accepted accounting principles ("Canadian GAAP"). The monetary figures throughout this Annual Report on Form 20-F are presented consistent with Canadian GAAP except where otherwise indicated.

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

                                             (Dollars in Thousands (000's) except for Per Share Data and Rates of Exchange)
                                                                         FISCAL YEAR ENDED
                                         -----------------------------------------------------------------------------------
                                            7/31/97          7/31/98          7/31/99          7/31/00           7/31/01
                                         -----------------------------------------------------------------------------------
                                              CA               CA                CA               CA               CA
Rates of exchange
   At period end -- US$                     $  1.39         $  1.52            $ 1.51           $ 1.49           $  1.53
   Average for the period                   $  1.37         $  1.43            $ 1.51           $ 1.47           $  1.52

Results of Operations
   Net Sales                                $ 2,989         $ 3,088            $2,091           $6,895           $11,259
   Research and Development Costs          ($   778)       ($ 2,080)          ($3,872)         ($3,790)         ($ 3,348)

   Selling, General and Administrative
   Expenses                                ($ 1,700)       ($ 2,923)          ($4,458)         ($7,837)         ($13,308)
   Cost of Sales and Product Support       ($ 2,069)       ($   662)          ($  345)         ($2,343)         ($ 3,499)

Net Income (Loss)                          ($   549)       ($   907)          ($4,961)         ($2,867)         ($ 8,523)

Financial Position
   Working Capital                          $ 5,802         $ 6,000            $1,427           $4,475           $22,204
   Total Assets                             $13,774         $10,908            $8,273           $9,071           $29,932
   Total Liabilities                        $ 2,221            $262            $2,532           $2,522           $ 5,237
   Shareholders Equity                      $11,553         $10,647            $5,741           $6,549           $24,695


                                             (Dollars in Thousands (000's) except for Per Share Data and Rates of Exchange)
                                                                         FISCAL YEAR ENDED
                                         -----------------------------------------------------------------------------------
                                            7/31/97          7/31/98          7/31/99          7/31/00           7/31/01
                                         -----------------------------------------------------------------------------------
Earnings (Loss) per Share                  ($  0.06)       ($  0.11)          ($ 0.58)         ($ 0.32)         ($  0.71)
Weighted Average Numbers of Shares
outstanding during each period (000's)        8,913           8,520             8,523            8,919            12,079


     The same data, presented in conformity with US GAAP, is shown below.

                                             (Dollars in Thousands (000's) except for Per Share Data and Rates of Exchange)
                                                                         FISCAL YEAR ENDED
                                         -----------------------------------------------------------------------------------
                                            7/31/97          7/31/98          7/31/99          7/31/00           7/31/01
                                         -----------------------------------------------------------------------------------
                                              CA               CA                  CA                CA                 CA
Rates of exchange
   At period end-- US$                    $  1.39            $  1.52              $ 1.51            $ 1.49            $  1.53
   Average for the period                 $  1.37            $  1.43              $ 1.51            $ 1.47            $  1.52

Results of Operations
   Net Sales                              $ 2,989            $ 3,088              $2,091            $6,895            $11,259
   Research and Development Costs        ($   778)          ($ 2,080)            ($3,872)          ($3,790)          ($ 3,348)
   Selling, General and
   Administrative Expenses               ($ 1,700)          ($ 2,923)            ($4,458)          ($7,837)          ($13,308)
   Cost of Sales and Product
   Support                               ($ 2,069)          ($   662)            ($  345)          ($2,343)          ($ 3,499)

Net Income (Loss)                        ($   549)          ($   907)            ($4,961)          ($2,867)          ($ 8,523)

Financial Position
   Working Capital                        $ 5,802            $ 6,000              $1,427            $4,475            $22,204
   Total Assets                           $13,774            $10,908              $8,273            $9,071            $29,932
   Total Liabilities                      $ 2,221            $   262              $2,532            $2,522            $ 5,237
   Shareholders Equity                    $11,553            $10,647              $5,741            $6,549            $24,695

Earnings (Loss) per Share                ($  0.06)          ($  0.11)            ($ 0.58)          ($ 0.32)          ($  0.71)
Weighted Average Numbers of
Shares outstanding during each
period (000's)                              8,913              8,520               8,523             8,919             12,079



EXCHANGE RATES

Unless otherwise specified, all dollar amounts set forth in this Annual Report are expressed in Canadian dollars. Set forth below are the high and low exchange rates for each month in the prior six months and the average rates (average of the exchange rate on the last business day of each month during the period) for the prior five fiscal years for the U.S. dollar expressed in Canadian dollars, based on the noon buying rate in New York City for cable transfers payable in Canadian dollars as certified for custom purposes by the Federal Reserve Bank of New York:

Canadian Equivalent of U.S. $1.00


Month Ended                  High                Low
------------------------------------------------------
December 2001               $1.5990            $1.5635
November 2001               $1.6023            $1.5717
October 2001                $1.5905            $1.5502
September 2001              $1.5797            $1.5535
August 2001                 $1.5490            $1.5275
July 2001                   $1.5450            $1.5102


                                           Year Ended July 31
                  --------------------------------------------------------------------
                   2001            2000           1999           1998            1997
                  --------------------------------------------------------------------
Average            $1.52          $1.47           $1.51          $1.43           $1.37


On January 28, 2002, the exchange rate was CDN $1.6126 for U.S. $1.00.


B.   CAPITALIZATION AND INDEBTEDNESS

              Not applicable.


C.   REASONS FOR THE OFFER AND USE OF PROCEEDS

              Not applicable.


D.   RISK FACTORS

     In addition to the other information in this Annual Report, the following factors should be considered in evaluating Sand and our business. The risks and uncertainties described below are not the only ones facing us. Additional risks and uncertainties of which we are not presently aware or that we currently consider immaterial, may also impair our business, our operating results and financial condition.

Risks Associated with our Financial Results

o WE HAVE NOT BEEN PROFITABLE IN OUR LAST FIVE FISCAL YEARS AND WE HAVE SOLD SOME OF OUR LIQUID INVESTMENTS AND NON-CORE ASSETS TO FUND OUR BUSINESS OPERATIONS. WE MAY HAVE TO OBTAIN ADDITIONAL FINANCING TO FUND OUR FUTURE OPERATIONS.

     Because we have not been profitable in the past five years, we have had to fund our losses through a combination of sales of our liquid investments and non-core assets. We incurred losses of $549,000 in fiscal 1997, $906,722 in fiscal 1998, $4,960,964 in fiscal 1999, $2,866,907 in fiscal 2000 and $8,522,676 for the fiscal year ended July 31, 2001. We expect to continue to incur losses in the near future and possibly longer. Our expenses have materially increased as we grew our direct sales force and built our marketing efforts to address international and specific markets. If our efforts are not successful in continuing to create additional revenues, we may be unable to achieve profitability in the future. If we do not achieve profitability in the future, we would have to obtain additional financing to fund our operations.

     We plan to continue to incur substantial operating expenses in the foreseeable future and our operating results will be adversely affected if our revenues do not increase. We must, among other things, continue to develop market awareness and acceptance of our products, increase the scope of our operations, respond to competitive developments, continue to attract, retain and motivate qualified personnel and continue to commercialize products incorporating advanced technologies. These efforts may prove more expensive than we currently anticipate. We cannot assure you that we will be successful in addressing these risks, and the failure to do so would have a material adverse effect on our business, operating results and financial condition.

o WE CANNOT ASSURE YOU THAT WE WILL BE ABLE TO RAISE ANY ADDITIONAL FUNDING NEEDED TO FINANCE OPERATIONS.

     Our cash reserves were $18,488,707 on July 31, 2001, mainly as a result of a private placement in November 2000 of 2,900,000 Class A common shares of Sand for net cash proceeds of $24,327,273. On July 31, 2000, we had cash reserves of $2,387,112. If we do not have sufficient capital to fund our operations, we may be forced to discontinue product development, reduce our sales and marketing efforts or forego attractive business opportunities. Any of these outcomes could adversely impact our ability to respond to competitive pressures or prevent us from conducting all or a portion of our planned operations. If our available cash and existing sources of revenue are insufficient to fund our operations, we may need to raise additional funds, and additional financing may not be available on acceptable terms, if at all. If we issue additional equity securities to raise funds, the ownership percentage of the current shareholders will be reduced.

o OUR DIFFICULTY IN ACCURATELY FORECASTING OUR RESULTS FROM QUARTER TO QUARTER MAY AFFECT OUR CASH RESOURCES AND RESULT IN WIDE FLUCTUATIONS IN THE MARKET PRICE OF OUR STOCK.

     Our operating results have varied on a quarterly basis in the past and may fluctuate significantly in the future as a result of a variety of factors outside of our control. As a result, we may not be able to accurately predict our necessary cash expenditures during each quarter or obtain timely financing to cover any shortfalls. We also believe that period-to-period comparisons of our operating results are not meaningful and one should not rely on any such comparisons as an indication of our future performance. In addition, it is likely that in one or more future quarters, our operating results will fall below the expectations of securities analysts and investors. In such event, the trading price of our Class A common shares could be materially harmed. When the market price of a company's stock drops significantly, shareholders often institute securities class actions lawsuits against that company. A lawsuit against us could cause us to incur substantial costs and could divert the time and attention of our management and other resources.

Risks associated with our business and operations

o BECAUSE WE HAVE A LIMITED OPERATING HISTORY AS A DEVELOPER AND MARKETER OF SOFTWARE, IT MAY BE DIFFICULT FOR YOU TO EVALUATE OUR BUSINESS AND ITS PROSPECTS.

     Your evaluation of our business is more difficult because of our limited operating history as a developer and marketer of software. Our prospects are difficult to predict and may change rapidly. You should consider the risks, expenses and difficulties that we may encounter or incur as a company now operating in a new and rapidly evolving market, including our substantial dependence on a single line of products and our need to manage expanding operations. Our business strategy may not be successful, and we may not successfully address these risks.

o    WE PLAN TO FURTHER DEVELOP OUR DIRECT SALES FORCE.

     We initially sold our products primarily through a distribution network of value-added resellers, resellers and distributors located in the United States, Canada and the United Kingdom. Direct sales now play a larger role. Competition for sales personnel qualified for these positions is intense despite the current economic slowdown. Many of our competitors have substantially greater resources than we do or have dedicated greater resources to hiring qualified sales personnel. In addition, turnover among our sales force tends to slow sales efforts until replacement personnel are recruited and trained. We may not be able to attract and retain the sales and marketing personnel we wish to, even after spending significant resources to do so, and the failure to do so could have a material adverse effect on our business, operating results and financial condition.

o    WE DEPEND ON KEY PERSONNEL.

     Our success depends to a significant degree upon the continued contributions of our key management, engineering, sales and marketing personnel, many of whom would be difficult to replace. We have an employment contract with and maintain "key person" life insurance on only one employee, Arthur G. Ritchie, our Chairman of the Board, President and Chief Executive Officer. We do not believe the proceeds of Mr. Ritchie's life insurance would adequately compensate us for his loss. We believe that our future success will also depend in large part upon our ability to attract and retain highly skilled managerial, engineering, sales and marketing, and finance personnel. Competition for qualified personnel remains intense despite the current economic slowdown, and there can be no assurance that we will be successful in attracting and retaining such personnel. We have in the past experienced difficulties in hiring highly qualified sales and engineering personnel. The loss of the services of any of our key personnel, the inability to attract or retain qualified personnel in the future or delays in either hiring required personnel or the rate at which new people become productive, particularly sales personnel and engineers, could have a material adverse effect on our business, operating results and financial condition.

o    OUR PRODUCT SALES CYCLE IS LENGTHY.

     The purchase of our products often requires significant, executive-level investment and system design decisions by our customers. Sales take a long time to conclude because we must provide a significant level of education about the use and benefits of our products. We believe that many companies are not yet fully aware of the benefits of enterprise-wide business intelligence solutions, nor have such companies yet deployed business intelligence solutions on an enterprise-wide basis. Accordingly, the sales cycle associated with the purchase of our Nucleus Product Suite is typically three to nine months in length. During this period, a potential sale is subject to a number of significant risks over which we have little or no control, including customers' budgeting constraints and internal acceptance review procedures including approval by the board of directors of the customer. Additionally, the sales cycle for our products in the United States and Canada has historically been, and is expected to continue to be, shorter than the sales cycle in the United Kingdom. Moreover, as we expand into Germany and the rest of Europe, we expect that the sales cycle will also be longer than it has been in the United Kingdom. Based in part upon, among other things, our lengthy sales cycle, the timing of sales is difficult to predict and our earnings and operating results could vary significantly from quarter to quarter during the current fiscal year. Excessive delay in product sales could have a material adverse effect on our business, operating results and financial condition.

o    WE MUST CONTINUE TO MAINTAIN OUR INDIRECT SALES CHANNELS.

     Our success in maintaining our indirect channels, value-added resellers, resellers and distributors is important to our ability to achieve revenue growth and improved operating margins on product sales. Despite the fact that we continue to invest significant resources to develop our indirect channels, we may not be able to continue to attract and retain additional companies in our indirect channels that will be able to market our Nucleus Product Suite effectively and will be qualified to provide timely and cost-effective customer support and services. In addition, our agreements with companies in our indirect channels do not restrict such companies from distributing competing products, and in many cases, these agreements may be terminated by either party without cause. We may not be able to successfully expand our sales through indirect channels and failure to do so could have a material adverse effect on our business, operating results and financial condition.

o    WE OPERATE IN A HIGHLY COMPETITIVE MARKET.

     Our market is developing and intensely competitive. It is highly fragmented and characterized by rapidly changing technology and evolving standards. Our current and potential competitors offer a variety of software solutions and generally fall within several categories: vendors of business intelligence software; vendors offering alternative approaches to delivering analysis capabilities to users; database vendors that offer products which operate specifically with their proprietary database; portal software vendors; and other companies that may in the future announce offerings of enterprise business intelligence solutions.

     Our competitive position in our market is uncertain, due principally to the variety of current and potential competitors and the emerging nature of the market. We have experienced and we expect to continue to experience increased competition from current and potential competitors, many of whom have significantly greater financial, technical, marketing and other resources than we do. Our competitors may be able to respond more quickly to new or emerging technologies and changes in customer requirements or devote greater resources to the development, promotion and sales of products than we can. We expect additional competition as other established and emerging companies enter into the business intelligence software market and new products and technologies are introduced. Increased competition could result in price reductions, fewer customer orders, reduced gross margins, longer sales cycles and loss of market share, any of which could have a material adverse effect on our business, operating results and financial condition.

     Current and potential competitors may make strategic acquisitions or establish cooperative relationships among themselves or with third parties, thereby increasing the ability of their products to address the needs of our prospective customers. Our current or future indirect channel partners may establish cooperative relationships with our current or potential competitors and limit our ability to sell products through particular distribution channels. Accordingly, it is possible that new competitors or alliances among current and new competitors may emerge and rapidly gain significant market share. Such competition could have a material adverse effect on our ability to enter into new licensing agreements, and maintenance and support renewals for existing licensing agreements, with respect to our products on favourable terms. Competitive pressures may also require us to reduce the price of our products, which could have a material adverse effect on our business, operating results and financial condition.

     We compete primarily on the basis of product features, time to market, ease of use, product performance, product quality, analytical capability, user scalability, open architecture, customer support and price. While we believe we presently compete favourably with respect to each of these factors, our market is evolving at a rapid pace.

     We cannot assure you that we will be able to compete successfully against current and future competitors, and the failure to do so could have a material adverse effect on our business, operating results and financial condition.

o AS WE EXPAND BEYOND NORTH AMERICA, WE WILL BE EXPOSED TO CERTAIN RISKS INHERENT IN DOING BUSINESS ON AN INTERNATIONAL LEVEL.

     Sales to customers outside of North America, including sales generated by our U.K. subsidiary, represented 6%, 67% and 71% of our total revenue for fiscal 1999, 2000 and 2001, respectively. We have sales offices in the United Kingdom and Germany.

     A key component of our strategy is our planned expansion into additional international markets. To facilitate this international expansion, we need to localize our products for the additional foreign markets. If the revenues generated by these expanded international operations do not offset the expense of establishing and maintaining these foreign operations, there could be a material adverse effect on our business, operating results and financial condition. To date, we have only limited experience in developing localized versions of our products and marketing and distributing our products internationally. We cannot assure you that we will be able to successfully localize, market, sell and deliver our products in these markets.

     There are also additional risks in doing business on an international level, such as increased difficulty in controlling operating expenses, unexpected changes in regulatory requirements, tariffs and other trade barriers, difficulties in staffing and managing foreign operations, longer payment cycles, problems in collecting accounts receivable, political instability, fluctuations in currency exchange rates, seasonal reductions in business activity, and potentially adverse tax consequences. These risks could adversely impact the success of our international operations. We cannot assure you that one or more of these factors will not have a material adverse effect on our future international operations and, consequently, on our business, operating results and financial condition.

o WE CURRENTLY DEPEND ON THE SALE OF THE NUCLEUS PRODUCT SUITE TO GENERATE MOST OF OUR REVENUE.

     We expect the sale of our Nucleus Product Suite to constitute most of our revenue for the foreseeable future. If customers do not purchase these products, we do not currently offer any other products or services that would enable us to become profitable.

     The market for our products is characterized by rapidly changing technology, evolving industry standards and customer requirements, emerging competition and frequent new product introductions. Our products incorporate a number of advanced technologies, including a proprietary data analysis engine, a distributed architecture, as well as Web access and delivery technology. We may be required to change and improve our products in response to changes in operating systems, applications, networking and connectivity software, computer and communications hardware, programming tools and computer language technology. As a result, the life cycle of our products is difficult to estimate. We attempt to establish and maintain partner alliances with influential companies in a variety of core technology areas to help us successfully respond to changing technology, identify new product opportunities or develop and bring new products to market in a timely and cost-effective manner. Our failure to establish such alliances could have a material adverse effect on our business, operating results and financial condition.

     We have in the past experienced delays in software development and there can be no assurance that we will not experience delays in connection with our current or future product development activities. In particular, development efforts in the UNIX server environment are complex, and we have in the past encountered delays in developing products for this environment. Our failure, for technological or other reasons, to develop and introduce new products and product enhancements on a timely basis could have a material adverse effect on our business, operating results and financial condition.

     In addition, we or our competitors may announce enhancements to existing products, or new products that have the potential to supplant or provide lower cost alternatives to our existing products. The introduction of such enhancements or new products could render our existing products obsolete and unmarketable. Furthermore, introduction by us of products with reliability, quality or compatibility problems could result in reduced orders, delays in collecting accounts receivable and additional service costs. The failure to introduce a new product or product enhancement on a timely basis could delay or hinder market acceptance. Research and development efforts may require us to expend significant capital and other resources. Any such event could have a material adverse effect on our business, operating results and financial condition.

o    WE DEPEND ON THE EMERGING MARKET FOR ENTERPRISE BUSINESS INTELLIGENCE.

     We are focusing our selling efforts increasingly on larger, enterprise-wide implementations of our Nucleus Product Suite, and we expect such sales to constitute an increasing portion of any future revenue growth. To date, our selling efforts have resulted in limited enterprise-wide implementations of our Nucleus Product Suite. While we have devoted resources to promoting market awareness of our products and the needs our products address (including training our sales personnel and demonstrating our products at industry conferences and trade shows), we cannot assure you that these efforts will be sufficient to build market awareness of the need for enterprise business intelligence or acceptance of our products. Failure of a significant market for enterprise business intelligence products to develop, or failure of enterprise-wide implementations of our products to achieve broad market acceptance, would have a material adverse effect on our business, operating results and financial condition.

o AS A RESULT OF THEIR COMPLEXITY, OUR PRODUCTS MAY CONTAIN UNDETECTED ERRORS, FAILURES OR VIRUSES AND WE MAY BE SUBJECT TO PRODUCT LIABILITY CLAIMS FOR SUCH DEFECTS.

     Despite our testing of new products and their use by current and potential customers when first introduced or when new enhancements are released, we cannot assure you that there will be no defects or errors in new products or enhancements in our commercial shipments. Although we have not experienced material adverse effects resulting from any such defects and errors to date, we cannot assure you that defects and errors will not be found in new products or enhancements, resulting in loss of revenues, delay in market acceptance or damage to our reputation, which could have a material adverse effect upon our business, operating results and financial condition. While our license agreements with our customers typically contain provisions designed to limit our exposure for potential claims based on errors or malfunctions of our products, it is possible, however, that these provisions may not be effective under the laws of certain jurisdictions. Although we have not experienced any product liability claims to date, the sale and support of our products entails the risk of such claims. Although we carry insurance against product liability risks, we cannot assure you that such insurance would be adequate to cover a potential claim. A product liability claim brought against us could have a material adverse effect on our business, operating results and financial condition.

o    THERE IS LIMITED PROTECTION OF OUR PROPRIETARY RIGHTS.

     We currently rely primarily on a combination of copyright and trademark laws, patents, trade secrets, confidentiality procedures and contractual provisions to protect our proprietary rights. We seek to protect our software, documentation and other written materials under trade secret and copyright laws, which afford only limited protection. We currently have six United States patents. We cannot assure you that our patents will not be invalidated, circumvented or challenged, or that the rights granted under our patents will provide competitive advantages to us. Others may develop technologies that are similar or superior to our technology or design around any patent that may be owned by us. Despite our efforts to protect our proprietary rights, unauthorized parties may attempt to copy aspects of our products or to obtain and use information that we regard as proprietary. Policing unauthorized use of our products is difficult, and while we are unable to determine the extent to which piracy of our software products exists, we can expect software piracy to be a persistent problem. In addition, the laws of some foreign countries do not protect our proprietary rights as fully as do the laws of the United States and Canada. There can be no assurance that our means of protecting our proprietary rights in North America or abroad will be adequate. We have entered into source code escrow agreements with a number of our customers and indirect channel partners requiring release of source code under certain conditions. The provision of source code escrows may increase the likelihood of misappropriation by third parties. Although we are not currently aware of any claims asserted by third parties that we infringe on their intellectual property, we expect that in the future software product developers will increasingly be subject to infringement claims as the number of products and competitors in our industry segment grows and the functionality of products in different industry segments overlaps. Any such claims, with or without merit, could be time consuming to defend, result in costly litigation, divert management's attention and resources, cause product shipment delays or require us to enter into royalty or licensing agreements which may not be available on terms acceptable to us, if at all. In the event of a successful claim of product infringement against us and our failure or inability to license the infringed or similar technology, our business, operating results and financial condition would be materially adversely affected.

     Finally, in the future, we may rely upon certain software that we may license from third parties, including software that may be integrated with our internally developed software and used in our products to perform key functions. We cannot assure you that these third-party software licenses will be available to us on commercially reasonable terms or indeed that their suppliers will remain in business. Our inability to obtain or maintain any such software licenses could result in shipment delays or reductions until equivalent software could be developed, identified, licensed and integrated, which could have a material adverse effect on our business, operating results and financial condition.

Risks which may affect the value of our Class A common shares

o    SHARES ELIGIBLE FOR FUTURE SALE.

     Sales of a substantial number of our Class A common shares in the public market could adversely affect the market price for our Class A common shares.

     The exercise of existing outstanding warrants and options and the number of Class A common shares available for future issuance may substantially dilute the value of our Class A common shares.

     We are authorized to issue an unlimited number of Class A common shares, of which 13,169,427 shares are currently outstanding, and we have reserved an additional 2,116,023 Class A common shares for future issuance. The issuance of these authorized or reserved shares could substantially dilute the equity interest of our existing shareholders and could result in a significant decrease to the market price of our Class A common shares. We have issued warrants and granted options and rights to purchase 741,773 Class A common shares upon the exercise of warrants at prices ranging from US$5.678 to US$10 per share and 1,374,250 Class A common shares to directors, officers, employees and consultants upon the exercise of options at prices ranging from US$0.69 to US$8.63 per share.

o THE PRICE OF OUR CLASS A COMMON SHARES ON THE NASDAQ NATIONAL MARKET HAS BEEN AND IS LIKELY TO CONTINUE TO BE VOLATILE.

     The trading price of our common shares has been and is likely to be highly volatile. Our share price, which has ranged from a low of US$1.05 to a high of US$7.75 during the past twelve months, could be subject to wide fluctuations in response to a variety of factors, including actual or anticipated variations in quarterly operating results, weakening economic conditions, new products offered by us or our competitors, changes in financial estimates by securities analysts and other events or factors that may be beyond our control. In addition, the stock markets in general, and the NASDAQ National Market and the equity markets for software companies in particular, have over the past months experienced extraordinary price and volume volatility and a significant cumulative decline. Such volatility and decline have adversely affected the stock prices for many companies irrespective of or disproportionately to the operating performance of these companies. These broad market and industry factors may materially and adversely further affect the market price of our Class A common shares, regardless of our actual operating performance.

o    EXISTING STOCKHOLDERS WILL CONTINUE TO EXERCISE EFFECTIVE CONTROL OVER US.

     Our executive officers and directors, together with entities affiliated with such individuals, beneficially own approximately 26% of our Class A common shares. Arthur G. Ritchie, our Chairman of the Board, President and Chief Executive Officer and a director of Sand, beneficially owns approximately 15.7% of Sand's Class A common shares, and his wife, Susan Waxman, beneficially owns approximately 0.5% of Sand's Class A common shares. Jerome Shattner, Executive Vice President, beneficially owns 7.8% of our Class A common shares, while George Wicker, our Executive Vice President and Chief Operating Officer, beneficially owns 2% of our Class A common shares. These shareholders may, as a practical matter, continue to be able to control the election of a majority of Sand's directors and the determination of many corporate actions. This concentration of ownership could have the effect of delaying or preventing a change in control of Sand.

o OUR ABILITY TO ISSUE CLASS B SHARES COULD MAKE IT MORE DIFFICULT FOR A THIRD PARTY TO ACQUIRE US TO THE DETRIMENT OF HOLDERS OF CLASS A COMMON SHARES.

     Our articles of incorporation provide for an unlimited number of Class B shares which, if ever they are issued, may make it difficult for a third party to acquire control of us, even if a change in control would be beneficial to our shareholders. Our board has the authority to attach special rights, including voting or dividend rights, to the Class B shares. However, the voting rights of a Class B share cannot exceed those of a Class A common share. Class B shareholders who possess these rights could make it more difficult for a third party to acquire our company.


ITEM 4.     INFORMATION ON THE COMPANY

A.   HISTORY AND DEVELOPMENT OF THE COMPANY

     Sand Technology Inc. was incorporated on December 10, 1982 under the Canada Business Corporations Act and carried on business under the name Sand Technology Systems (Canada) Inc. until 1988. From 1988 until 1999, we used the name Sand Technology Systems International Inc. On January 1, 2000, we changed our name to Sand Technology Inc. The registered office of the Company and its principal place of business is located at 215 Redfern Avenue, Suite 410, Westmount, Quebec, Canada H3Z 3L5. Our telephone number is (514) 939-3477.

     Up to a few years ago, an important part of our business was the sale and service of mainframe peripheral products manufactured by Hitachi, Ltd. of Japan, through Hitachi Data Systems Inc. ("HDS Canada"). HDS Canada marketed a broad range of information processing solutions, including enterprise servers, storage subsystems, peripheral products and professional services.

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

     We have now fully shifted our focus to the design, development, marketing and support of software products that enable users to retrieve information from large amounts of data. Our software products, known as the Nucleus Product Suite, are designed to provide an efficient and cost-effective way to make inquiries of large databases. The Nucleus Exploration Mart/Warehouse and the Nucleus Prototype Mart/Warehouse facilitate the use of data mining, data marts, data warehouses, and on-line analytical processing, thereby enabling effective e-commerce, CRM, SCM and other critical web-enabled systems. Our Nucleus Product Suite permits more timely and accurate decision processing by desktop, workgroup, departmental and enterprise computing systems, turning "business intelligence" into "customer intelligence". Customers in Europe and North America use Sand's solutions for both analytical and operational purposes, including amongst others, CRM and CRM analytics, Web analytics, and strategic planning.

     The Company has not made any material capital expenditures since the beginning of the Company's last three financial years and has no material capital commitments planned for the current fiscal year.

B.   BUSINESS OVERVIEW

     As a result of the shift in focus described above, we should now be viewed as a company which has refocused its development in a rapidly evolving industry which seeks to improve the business professional's ability to make timely, fact based business decisions. Our revenues consist of license fees for software products and fees for a range of associated services, including software maintenance and support, training and system implementation consulting. Our plans to achieve profitability in the future require us to devote substantial financial resources to grow our work force, improve our infrastructure, continue the development and the marketing and distribution of our products and generally support our expanding operations.

Products and Services

     We have developed a unique data storage and manipulation architecture known as the Nucleus Product Suite which allows ad hoc queries on large amounts of data to be performed efficiently and cost-effectively. Our Nucleus Product Suite represents a patented breakthrough in the storage and integration of data and the speed and flexibility at which data can be analyzed. These technologies are based on a new tokenized in-memory database engine designed to perform very unstructured inquiries on large databases for the emerging "post relational era". We provide performance scalable software solutions for data mining, data marts, data warehouses and on-line analytical processing.

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

     Sales of the Company's products and services are not subject to seasonal variations.

     Other than government regulations of general application, no government body has specific authority to regulate the business of the Company.

     A further addition to the Nucleus Product Suite is Nucleus-E! which enables the management of structured Internet search capabilities. The engine of Nucleus-E! has been validated in customer trials and large-scale benchmarks with major server manufacturers.

     Sand also announced in November 2000 the availability of the Nucleus Active Warehouse which comprises the Core Nucleus DB Server engine that is capable of supporting data versioning and Nucleus Query Server, a set of web enabled Portal and Query Tools.

Marketing and Sales

     We have offices in Iselin, New Jersey and Pasadena, California, through Sand Technology Corporation ("Sand USA"), to provide for the marketing and distribution of our Nucleus Product Suite in the United States. In 1999, we opened an office in England through Sand Technology (U.K.) Limited ("Sand UK"), to provide for the marketing and distribution of our Nucleus Product Suite in the United Kingdom and Europe. In 2001, we opened an office in Dublin, Ireland through Sand Technology Ireland Limited and in Hamburg, Germany through Sand Technology Deutschland GmbH. Sales to customers outside of North America, including sales generated by our U.K. subsidiary, represented 6%, 67% and 71% of our total revenue for fiscal 1999, 2000 and 2001.

     In 1996, we entered into strategic agreements with HDSC to distribute our Nucleus Product Suite in the United States, Canada and Australia and with Digital Equipment Corporation to allow HDSC to distribute the Digital(R) Alpha Server with the Nucleus Software as a complete hardware and software solution. We have entered into important strategic alliances or commercial relationships with, among others, IBM, Microsoft, Oracle, KPMG, Ab Initio, Brio Technology, Business Objects, Information Builders, Acta, Soza, Sema/Schlumberger, Equifax and BTG. The United States General Services Administration (GSA) has officially approved the addition of the Nucleus Product Suite to a GSA Supply Schedule.

     We initially sold our products primarily through a distribution network of value-added resellers, resellers and distributors located in the United States, Canada and the United Kingdom. Direct sales now play a larger role. We have supplemented our indirect sales capabilities by growing our direct sales organization and marketing capabilities in North America and Europe. We intend to reposition some members of our direct sales force to better address international and specific markets. Our direct sales force will perform some or all of the following functions: sales and marketing; systems implementation and integration; software development and customization; and ongoing consulting, training, service and technical support. This increase in direct sales has required additional personnel which has increased our expenses. In addition, we will continue to leverage and grow our existing network of value-added resellers, resellers and distributors to expand our indirect distribution channel.

Competition

     We now compete in the highly competitive computer software industry as a result of bringing our Nucleus Product Suite to market. The market in which we operate is still developing and is intensively competitive, highly fragmented and characterized by rapidly changing technology and evolving standards. Our current and potential competitors offer a variety of software solutions and generally fall within several categories:

- vendors of business intelligence software such as Brio Technology, Inc., Cognos, Business Objects, Crystal Decisions, SAP, Siebel and Hummingbird;

- vendors offering alternative approaches to delivering analysis capabilities to users, such as MicroStrategy, Computer Associates, Information Advantage and Actuate;

- database vendors that offer products which operate specifically with their proprietary database, such as Microsoft, IBM, Oracle Corporation and Ardent;

- portal software vendors, such as Plumtree, Viador and Portal Software; and

- other companies that may in the future announce offerings of enterprise business intelligence solutions.

     Our competitive position in our market is uncertain, due principally to the variety of current and potential competitors and the emerging nature of the market. We expect additional competition as other established and emerging companies enter into the business intelligence software market and new products and technologies are introduced. Increased competition could result in price reductions, fewer customer orders, reduced gross margins, longer sales cycles and loss of market share.

     Current and potential competitors may make strategic acquisitions or establish cooperative relationships among themselves or with third parties, thereby increasing the ability of their products to address the needs of our prospective customers. Our current or future indirect channel partners may establish cooperative relationships with our current or potential competitors and limit our ability to sell products through particular distribution channels. Such competition could have a material adverse effect on our ability to enter into new licensing agreements, and maintenance and support renewals for existing licensing agreements, with respect to our products. Competitive pressures could also require us to reduce the price of our products.

     We compete primarily on the basis of product features, time to market, ease of use, product performance, product quality, analytical capability, user scalability, open architecture, customer support and price. While we believe we presently compete favourably with respect to each of these factors, our market is evolving at a rapid pace.

Proprietary Rights

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

     The Company has been issued six patents by the United States Patent Office which provide protection for the Nucleus Product Suite.

     The Company has also filed applications in accordance with the Patent Cooperation Treaty (the "PCT"). The PCT is a multilateral treaty that was concluded in Washington in 1970 and entered into force in 1978. It is administered by the International Bureau of the World Intellectual Property Organization (the "WIPO"), headquartered in Geneva, Switzerland. The PCT facilitates the obtaining of protection for inventions where such protection is sought in any or all of the PCT contracting states. It provides for the filing of one patent application (the "international application"), with effect in several contracting states, instead of filing several separate national and/or regional patent applications. At the present time, an international application may include designation for regional patents in respect of contracting states party to regional patent treaties. The PCT does not eliminate the necessity of prosecuting the international application in the national phase of processing before the national or regional offices, but it does facilitate such prosecution in several important respects by virtue of the procedures carried out first on all international applications during the international phase of processing under the PCT. The formalities check, the international search and (optionally ) the international preliminary examination carried out during the international phase, as well as the automatic deferral of national processing which is entailed, give the applicant more time and a better basis for deciding whether and in what countries to further pursue the application.

     The Company holds registered trademarks and trademarks. Nucleus, Nucleus Server, N:VECTOR and MPSO are registered trademarks of Sand Technology Inc. and Nucleus Exploration Mart, Nucleus Exploration Warehouse, Nucleus Virtual Database (VDB), NUCLEUS POWERED! and Nucleus E! are trademarks of Sand Technology Inc.


C.   ORGANIZATIONAL STRUCTURE

     Sand owns and controls the following active subsidiaries and Sand Technology Ireland Limited owns 100% of the voting securities of Sand Technology Deutschland GmbH:

                                                                                   PERCENTAGE OF VOTING
                     SUBSIDIARY               JURISDICTION OF INCORPORATION           SECURITIES HELD
       ------------------------------------------------------------------------------------------------
       Sand Technology Corporation                      Delaware                             100%

       Sand Technology (U.K) Limited                     England                             100%

       STSI Licensing, LLC                             New Jersey                            100%

       Sand Technology Ireland Limited                   Ireland                             100%



D.   PROPERTY, PLANTS AND EQUIPMENT

     As at July 31, 2001, we leased a total of approximately 19,846 square feet of office space in five cities across North America and approximately
3,989 square feet in the United Kingdom and 560 square feet in Germany. The weighted average annualized cost per square foot of the space occupied is $21.34 including real estate taxes and operating expenses. No lease extends beyond March 31, 2011.


ITEM 5.     OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A.   OPERATING RESULTS

     The following discussion should be read in conjunction with the consolidated financial statements beginning at page F-1, the Cautionary Statement Regarding Forward-Looking Statements above and the Risk Factors described in Item 3 above.

Overview

     Up to a few years ago, an important part of our business was the sale and service of mainframe peripheral products manufactured by Hitachi Ltd. of Japan, through Hitachi Data Systems Inc. ("HDS Canada"), a 40% owned affiliate of Sand. We have now fully shifted our focus to the design, development, marketing and support of software products that enable users to retrieve information from large amounts of data. Our software products, known as the Nucleus Product Suite, are designed to provide an efficient and cost-effective way to make inquiries of large databases. As a result of this shift in focus, we should now be viewed as a company which has refocused its development in a rapidly evolving industry. Our revenues consist of license fees for software products and fees for a range of associated services, including software maintenance and support, training and system implementation consulting. Our plans to achieve profitability in the future require us to devote substantial financial resources to grow our work force, improve our infrastructure, continue the development and the marketing and distribution of our products and generally support our expanding operations.

FISCAL 2001 COMPARED WITH FISCAL 2000

Revenue

     Our sales in fiscal 2001 were $11,258,528, an increase of 63% from sales of $6,895,016 in fiscal 2000. We incurred a net loss of $8,522,676 in fiscal 2001 as compared to a net loss of $2,866,907 in fiscal 2000, an increase of 197%. The amounts of the losses incurred in each of these fiscal years are comparable to one another as a percentage of total revenues, given that the amount of the loss for fiscal 2000 was reduced by a profit of $3,792,296 on the sale of an affiliated company.

     Our sales in fiscal 2001 in North America were $3,313,856, an increase of 46% from sales of $2,265,340 in fiscal 2000. In Europe, sales in fiscal 2001 were $7,944,672, an increase of 72% from sales of $4,629,676 in fiscal 2001.

     The increase in sales is primarily due to increased market acceptance for our Nucleus Product Suite, increased selling activities resulting from a larger and more effective sales force, an increase in the average size of our significant transactions, an increase in the number of transactions and related implementations, and an increased customer base demanding training, consulting, implementation and support services.

     We recognize revenues from software licenses in accordance with the provisions of the American Institute of Certified Public Accountants Statement of Position which requires that companies defer revenue and profit recognition if four specified criteria of a sale are not met. In addition, we are required to allocate revenue to multiple element arrangements. We typically contract professional services on a time-and-materials basis and such revenues are recognized as services are performed. Revenues from support and maintenance are recognized rateably over the term of the applicable support and maintenance agreement.

Selling, General and Administrative Expenses

     Selling, general and administrative expenses include salaries, commissions and other personnel-related costs, travel expenses, advertising programs and other promotional activities associated with the selling and marketing of our Nucleus Product Suite. Selling, general and administrative expenses increased by 70% to $13,307,854 for the fiscal year ended July 31, 2001 from $7,836,833 for the fiscal year ended July 31, 2000. The increase is primarily due to increased costs associated with building our direct sales force and increased marketing efforts to address international and specific markets. During fiscal 2002, Sand anticipates that selling, general and administrative expenses may decline as a percentage of total revenues.

Research and Development Expenses

     Research and development expenses consist primarily of salaries and other personnel-related costs of technical and engineering personnel associated with our research and product development activities, including the enhancement and localization of existing products, quality assurance and testing. Research and development expenses decreased by 12% to $3,347,988 for the fiscal year ended July 31, 2001 from $3,790,025 for the fiscal year ended July 31, 2000. As a percentage of total revenues, research and development expenses decreased to 30% for the fiscal year 2001 from 55% for the fiscal year 2000. The relatively constant dollar amount devoted to research and development expenses reflects the current stage of development of the Nucleus Product Suite. We believe that significant investment for research and development is essential to maintain product and technical leadership and expect that we will continue to commit substantial resources to research and development in the future. We expect that research and development expenditures will increase in absolute dollars, although such expenses may vary as a percentage of total revenues.

Cost of Sales

     Cost of sales consists primarily of the costs related to the sale of third-party software, including certain license fees and royalties, and costs related to providing support services. Cost of sales increased by 49% to $3,498,847 for the fiscal year ended July 31, 2001 from $2,343,191 for the fiscal year ended July 31, 2000. This increase is primarily due to increased costs associated with software licenses and salaries and other personnel-related expenses incurred in providing support services in response to increased demand for maintenance and support services. Cost of revenues from services may vary due to the mix of services provided by Sand's personnel relative to services provided by outside consultants and to varying levels of expenditures necessary to build the service sector.

Operations

     Losses from operations were higher for the fiscal year ended July 31, 2001, reaching an amount of $8,278,258, as compared to a loss of $6,990,465 for the fiscal year ended July 31, 2000, an increase of 18%. Substantial expenditures were incurred to bring our Nucleus Product Suite to market and to further establish the infrastructure associated with our direct sales force and to support our products. There can be no assurance that we will be profitable on a quarterly or annual basis in the future. Future operating results will depend on many factors, including the demand for our products, the level of product and price competition, our success in selling our Nucleus Product Suite and establishing our direct sales force and distribution channels, the state of the market for our products and general economic conditions.

FISCAL 2000 COMPARED WITH FISCAL 1999

Revenue

     Sales in fiscal 2000 were $6,895,016, an increase of 230% from sales of $2,091,067 in fiscal 1999. A net loss of $2,866,907 was incurred in fiscal 2000 as compared to a net loss of $4,960,964 in fiscal 1999, a decrease of 42%.

     The increase in sales was due to an increase in software license revenue, an increase in customer service contracts and a growing support and maintenance base. We believe that the increase during fiscal 2000 was due to the expansion of our direct sales and marketing capabilities in North America and Europe which helped bring about broader acceptance of our Nucleus Product Suite. We had an order backlog of approximately $3,000,000 as at September 1, 2000.

Selling, General and Administrative Expenses

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

Cost of Sales

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

Operations

     Losses from operations were higher for the fiscal year ended July 31, 2000, reaching an amount of $6,990,465, an increase of 14%, as compared to a loss of $6,147,819 for the fiscal year ended July 31, 1999. Substantial expenditures were incurred to bring our Nucleus products to market and to establish the infrastructure associated with our direct sales force and to support our products.

B.   LIQUIDITY AND CAPITAL RESOURCES

     During the fiscal year ended July 31, 2001, we terminated all obligations we had under a common share purchase agreement which had provided us with an equity line of credit. We then sold 2,900,000 Class A common shares for a purchase price of US$6.00 per share in a private placement for net cash proceeds of $24,327,273. Cash and investments at July 31, 2001 were $18,488,707 compared with $2,387,112 at July 31, 2000. Sand does not currently have a line of credit with a commercial bank. We believe that we have sufficient internal resources available to fund our expected working capital requirements through fiscal 2002.

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

     Our international sales are generally denominated and collected in foreign currencies. We have not historically undertaken foreign exchange hedging transactions to cover the potential foreign currency exposure. In fiscal 2001, we incurred a loss on foreign currency translations from our foreign subsidiaries in an amount of $244,418, as compared to a gain of $47,752 in fiscal 2000.

     On October 10, 2001, the Company announced an open market share repurchase program under which it may repurchase, up to a maximum of 659,160 of its outstanding Class A Common Shares from October 15, 2001 to October 15, 2002.

     The impact of inflation has not been material to the business of the Company over the past five years.

     The Company has no material capital commitments for the current fiscal year.

C.   RESEARCH AND DEVELOPMENT

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

     Research and development expenses consist primarily of salaries and other personnel-related costs of technical and engineering personnel associated with our research and product development activities, including the enhancement and localization of existing products, quality assurance and testing. Research and development expenses decreased by 12% to $3,347,988 for the fiscal year ended July 31, 2001 from $3,790,025 for the fiscal year ended July 31, 2000. As a percentage of total revenues, research and development expenses decreased to 30% for the fiscal year 2001 from 55% for the fiscal year 2000. The stable dollar amount devoted to research and development expenses reflects the current stage of development of the Nucleus Product Suite. We believe that significant investment for research and development is essential to maintain product and technical leadership and expect that we will continue to commit substantial resources to research and development in the future. We expect that research and development expenditures will increase in absolute dollars, although such expenses may vary as a percentage of total revenues.

D.   TREND INFORMATION

     Our revenues will continue to consist of licence fees for our software products, known as the Nucleus Product Suite, and fees for a range of associated services including software maintenance and support, training and system implementation consulting. Our plans to achieve profitability require us to devote substantial financial resources to grow our work force, improve our infrastructure, continue the development and the marketing and distribution of our products and generally support our expanding operations. The purchase of our products often requires significant executive-level investment and system design decisions by our customers. Our product sales cycle is therefore lengthy and the timing of sales is difficult to predict. This situation will continue to prevail given that approval of the board of directors of the purchaser of our Nucleus Product Suite is being sought more frequently than in the past. We believe that quarterly period-to-period comparisons of our operating results are not meaningful and one should not rely on such comparisons as an indication of our future performance.

     We are not aware of any other trends, uncertainties, demands, commitments or events which are reasonably likely to have a material effect upon our net sales or revenues, income from continuing operations, profitability, liquidity, liquidity or capital resources.

ITEM 6.     DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.   DIRECTORS AND SENIOR MANAGEMENT

     The following table sets forth information as of January 21, 2002 concerning the directors and executive officers of the Company:

                                                                                           CLASS A COMMON SHARES
                                                                                           BENEFICIALLY OWNED OR
                                                                                           OVER WHICH CONTROL OR
            NAME                  PRINCIPAL OCCUPATION             DIRECTOR SINCE          DIRECTION IS EXERCISED
-----------------------------------------------------------------------------------------------------------------
Arthur G. Ritchie         Director, Chairman of the Board,            1983                      2,072,138(1)
                          President and Chief Executive
                          Officer of Sand

Josephine Munroe          Director, Consultant                        1990                          1,800

Douglas S. Pryde          Director, Barrister and Solicitor           2001                              -

Jerome Shattner           Director, Executive                         2000                      1,023,000
                          Vice-President of Sand

Martin Shindler           Director, Accountant and                    1987                          2,140
                          Business Consultant


                                                                                           CLASS A COMMON SHARES
                                                                                           BENEFICIALLY OWNED OR
                                                                                           OVER WHICH CONTROL OR
            NAME                  PRINCIPAL OCCUPATION             DIRECTOR SINCE          DIRECTION IS EXERCISED
-----------------------------------------------------------------------------------------------------------------
George Wicker             Executive Vice-President and                1996                        273,550
                          Chief Operating Officer of Sand;
                          President, Sand Technology
                          Corporation

Susan Waxman              Vice President, Administration               -                           73,460
                          of Sand

Bernd Beyer               Vice-President and Chief                     -                                -
                          Financial Officer, Sand

Robert Acquaviva          Director of Technical Support                -                                -
                          Operations, Sand

Michael McCool            Chief Scientist for Nucleus, Sand            -                                -

Duncan Painter            Managing Director, Sand                      -                                -
                          Technology (U.K.) Limited

Georges Dube              Corporate Secretary, Sand                    -                          19,000


(1) In addition, 112,862 Class A Common Shares are owned by two companies controlled by trusts of which Arthur G. Ritchie is a trustee.

     Arthur Ritchie has been a director and Chief Executive Officer of Sand since he co-founded the Company in 1983. Prior to the inception of Sand, he was one of four principals of LGS Data Processing Consultants Inc., a Canadian information processing consulting firm. Prior to 1979, he was employed by IBM in South Africa, Europe and Canada, in successive capacities as a systems engineering professional and in a variety of management and marketing roles.

     Josephine Munroe has been employed as an independent consultant by several large Canadian corporations where she worked closely with their special projects departments. From September 1989 to March 1995, she was with Lancaster Financial Limited, a leading merger and acquisitions firm. She is currently employed by an affiliate of a major Canadian chartered bank.

     Douglas Pryde practised law with the firm of Lavery, de Billy and its predecessor firms from 1965 to 2001.

     Jerome Shattner was a co-founder of Sand and was an executive with Sand in the early 1980s until Sand formed a joint venture in Canada with National Advanced Systems in 1987. Mr. Shattner was President of the joint venture, NAS Canada Inc. (which was renamed Hitachi Data Systems Inc.) from 1987 to 1999. Prior to the inception of Sand, he was one of the four principals of LGS Data Processing Consultants Inc., a Canadian information processing consulting firm. Prior to 1979, he was employed by IBM in Canada in a variety of management and marketing roles.

     Martin Shindler has since 1964 been the president of a firm of accountants and business consultants located in Florida.

     George Wicker held executive level positions in general management, program management and finance with Lockheed Martin Corporation and its predecessor corporations during a thirty-two year career. Mr. Wicker holds a B.A. in Political Sciences, an MBA in Financial Management from the University of Santa Clara and a Juris Doctor degree from Pepperdine University.

     Susan Waxman has been a manager and subsequently an officer of Sand since 1987. She served as a director from 1989 to 1996. Prior to joining the Company, she was employed in the education sector as an arts program consultant to several large educational and cultural organizations.

     Bernd Beyer is a member of the Canadian Institute of Chartered Accountants and holds a Master of Business Administration degree from McGill University in Montreal. Prior to joining Sand in January 2002, Mr. Beyer was Senior Manager of Financial Strategy with a major Canadian chartered bank prior to which he was an Audit and Business Advisory Professional with Arthur Andersen.

     Robert Acquaviva has over 29 years experience as a computer engineer, including hardware and software. He has been Director of Technical Support of Sand Technology Corporation since 1992 prior to which he was Director of Operations. From 1970 to 1985, the held a number of engineering positions with increasing responsibilities with Control Data Corporation.

     Michael McCool has been Chief Scientist of Sand since 1993 where he has been charged with the successful commercialization of a software-only version of Nucleus. From 1987 to 1992, he was a Senior Systems Architect with Nucleus International Corporation. In prior years, he was a software engineer (SMTS) with Teledyne Controls (1986-1987), a systems analyst/programmer with Optical Research Associates (1984-1986) and an embedded systems programmer with Applied Research Laboratories (1982-1984).

     Duncan Painter was Solution Sales and Delivery European Director of Hitachi Data Systems Limited from 1994 to 1999 and prior to that he worked for the largest UK electronics retailer in a senior management role within its IT department.

     Georges Dube is currently and has been a Partner of Lavery, de Billy, a law firm, for more than ten years. Mr. Dube served as a director of Sand from 1996 to 2001.

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


B.   COMPENSATION

     For the fiscal year ended July 31, 2001, the aggregate cash remuneration paid by Sand to seven (7) executive officers for services rendered in all capacities to the Company and its subsidiaries during all or part of the fiscal year as applicable, was $1,209,829.

     For the fiscal year ended July 31, 2001 each director, other than those directors who are salaried executive officers of Sand, was paid a basic annual retainer of $5,000 for serving as a director plus an additional amount of $1,500 per year for serving as a member of a standing committee of the Board of Directors.

     The aggregate value of other compensation did not exceed the lesser of $10,000 times the number of executive officers or ten percent (10%) of the cash compensation paid to such executive officers.

     No amounts have been set aside or accrued by the Company or its subsidiaries to provide pension, retirement or similar benefits to its directors or executive officers.

Employment Agreement

     Arthur G. Ritchie, Chairman of the Board, President and Chief Executive Officer and a Director, entered into an employment agreement ("the Agreement") with Sand upon the expiry of his previous employment agreement on December 31, 1993. The Agreement, effective January 1, 1994 was for an initial term of five
(5) years and is automatically extended for additional periods of twelve (12) months each unless Sand or Mr. Ritchie shall have given the other a notice of termination of the Agreement not less than three (3) months prior to the end of its term. In the event the employment of Mr. Ritchie (i) is terminated by Sand for any reason other than for Cause (as defined in the Agreement) or death or
(ii) is terminated by Mr. Ritchie for Good Reason (as defined in the Agreement), Mr. Ritchie will be entitled to receive, among other things, a lump sum payment equivalent to two (2) times the sum of his then current annual base salary and the amount of the bonuses received by him in the immediate past year and Mr. Ritchie shall continue for a period of two (2) years to participate in all benefit plans and programs to the extent such participation is possible, and, if such continued participation is barred, to receive amounts equal to the out-of-pocket costs of participation in plans and programs providing substantially similar benefits. On January 1, 2002, the employment of Mr. Ritchie was automatically extended to December 31, 2002 on terms similar to those in the Agreement.

Employee Compensation Plan

     The Company has an informal employee compensation plan, which also applies to Management, pursuant to which, if employees fulfil stated goals with respect to sales revenue, new account penetration, profit contribution and other criteria, their incomes will increase proportionately above the guaranteed base until the specified target income is earned or exceeded. The informal employee compensation plan is not based upon a mathematical formula in the case of Management, but is rather subject to individual negotiation.

1996 Stock Incentive Plan

     On July 8, 1996, the Board of Directors adopted the 1996 Stock Incentive Plan (the "Incentive Plan") pursuant to which the beneficiaries selected by a committee of the Board of Directors may be granted options to subscribe for Class A Common Shares. The Incentive Plan was confirmed, approved and ratified by the shareholders of the Company at the Annual and Special Meeting of the shareholders held on December 17, 1996. Prior to November 9, 2000, the Incentive Plan provided that a maximum of 800,000 Class A Common Shares (as adjusted to reflect the share subdivision on a two-for-one basis on December 31, 1996) were issuable pursuant to options granted under the Incentive Plan. On November 9, 1999, by resolution, the directors of the Company amended the Incentive Plan to increase the maximum aggregate number of Class A Common Shares which may be issued and sold pursuant to options granted under the Incentive Plan by an additional 300,000 Class A Common Shares. This resolution of the directors was confirmed, approved and ratified by the shareholders of the Company at the Annual and Special Meeting of the shareholders held on December 17, 1999. As at January 25, 2002, 585,500 options had been granted and remained outstanding under the Incentive Plan and 474,500 options remained available for grant.

     The Incentive Plan is administered by a committee (the "Committee") consisting of not less than two (2) members of the Board of Directors each of whom is a "disinterested person" as defined under the UNITED STATES SECURITIES AND EXCHANGE ACT OF 1934 and an "outside director" as defined in the UNITED STATES INTERNAL REVENUE CODE. The Incentive Plan permits the granting of incentive stock options on terms designed to gain certain advantages under United States Federal income tax law.

     The total number of Class A Common Shares of the Company authorized for grants of options is 1,100,000 (as adjusted to reflect the share subdivision on a two-for-one basis on December 31, 1996) subject to adjustment to take into account changes in the capital structure of the Company.

     The term and number of Class A Common Shares covered by each option, as well as the permitted frequency of exercise of such options, are determined by the Committee at the time the options are granted to the recipients. The number of Class A Common Shares which may be subject to option in favour of a single recipient may not exceed 5% of the outstanding Class A Common Shares of the Company. An option is to be exercised within a period of ten (10) years after the date on which the option is granted. The exercise price of each option for Class A Common Shares is not less than the closing price of the Class A Common Shares on the Nasdaq National Market System on the trading day prior to the day the option is granted or, if there was no transaction on that day, the average of the bid and ask prices on that day, less any discount as decided by the Board of Directors within the extent permitted by the applicable regulatory provisions. Options granted under the Incentive Plan may not be assigned or pledged. No financial assistance is available to recipients in connection with the exercise of an option. The Company may terminate the Incentive Plan at any time, subject to vested rights.

     During the fiscal year ended July 31, 2001, the Committee granted options to purchase an aggregate of 200,000 Class A Common Shares to one officer and an aggregate of 162,500 Class A Common Shares to 26 employees at an exercise price of US$5.00 per share which was not less than the closing price of the Class A Common Shares on the Nasdaq National Market System on the day prior to each grant and 35,000 options were cancelled. No options were exercised.

     During the fiscal year beginning on August 1, 2001 to January 25, 2002, the Committee granted options to purchase an aggregate of 51,500 Class A Common Shares to 8 employees at an exercise price of US$5.00 per share which was not less than the closing price of the Class A Common Shares on the NASDAQ National Market System on the day prior to each grant and 65,000 options were cancelled. One employee exercised options as to 16,000 Class A Common Shares at US$0.6718 per share.

1996 Stock Option Plan

     On July 8, 1996, the Board of Directors adopted the 1996 Stock Option Plan (the "Option Plan") pursuant to which the beneficiaries selected by a committee of the Board of Directors may be granted options to subscribe for Class A Common Shares. The Option Plan was confirmed, approved and ratified by the shareholders of the Company at the Annual and Special Meeting of the shareholders held on December 17, 1996. Prior to November 9, 2000, the Option Plan provided that a maximum of 700,000 Class A Common Shares (as adjusted to reflect the share subdivision on a two-for-one basis on December 31, 1996) were issuable pursuant to options granted under the Option Plan. On November 9, 1999, by resolution, the directors of the Company amended the Option Plan to increase the maximum aggregate number of Class A Common Shares which may be issued and sold pursuant to options granted under the Option Plan by an additional 200,000 Class A Common Shares. This resolution of the directors was confirmed, approved and ratified by the shareholders of the Company at the Annual and Special Meeting of the shareholders held on December 17, 1999. As at January 25, 2002, 778,250 options had been granted and remained outstanding under the Option Plan and 1,750 remained available for grant.

     The Plan is administered by a committee (the "Committee") consisting of not less than two (2) members of the Board of Directors each of whom is a "disinterested person" as defined under the UNITED STATES SECURITIES AND EXCHANGE ACT OF 1934 and an "outside director" as defined in the UNITED STATES INTERNAL REVENUE CODE.

     The total number of Class A Common Shares of the Company authorized for grants of options is 900,000 (as adjusted to reflect the share subdivision on a two-for-one basis on December 31, 1996), subject to adjustment to take into account changes in the capital structure of the Company.

     The term and number of Class A Common Shares covered by each option, as well as the permitted frequency of exercise of such options, are determined by the Committee at the time the options are granted to the recipients. The number of Class A Common Shares which may be subject to option in favour of a single recipient may not exceed 5% of the outstanding Class A Common Shares of the Company. An option is to be exercised within a period of ten (10) years after the date on which the option is granted. The exercise price of each option for Class A Common Shares is not less than the price of the Class A Common Shares as determined by the Committee within the extent permitted by the applicable regulatory provisions. Options granted under the Option Plan may not be assigned or pledged. No financial assistance is available to recipients in connection with the exercise of an option. Options which expire or are terminated or surrendered or unexercised are thereafter available for the granting of other options. The Company may terminate the Option Plan at any time subject to vested rights.

     During the fiscal year ended July 31, 2001, the Committee granted options to purchase an aggregate of 153,250 Class A Common Shares to 32 employees at exercise prices which vary from US$5.00 to US$6.813 per share which were not less than the respective closing prices of the Class A Common Shares on the Nasdaq National Market System on the day prior to each grant and 14,000 options were cancelled. One officer exercised options as to 16,000 Class A Common Shares at US$2.1562 per share and one employee exercised options as to 24,000 Class A Common Shares at US$0.6718 per share.

     During the fiscal year beginning on August 1, 2001 to January 25, 2002, the Committee granted options to purchase an aggregate of 53,000 Class A Common Shares to 10 employees at an exercise price of US$5.00 per share which was not less than the closing price of the Class A Common Shares on the NASDAQ National Market System on the day prior to each grant and 50,000 options were cancelled. No options were exercised.

C.   BOARD PRACTICES

     Directors of the Company hold office until the close of the next annual meeting of shareholders and until their successors are elected and qualified or until their earlier resignation or removal. The CANADA BUSINESS CORPORATIONS ACT (the "CBCA") requires that twenty-five percent (25%) of the members of the Board of Directors must be resident Canadians. In addition, the Board may not transact business at a meeting unless one-quarter of the directors participating in the meeting are Canadian residents. Officers serve at the pleasure of the Board of Directors, subject to the terms of employment agreements, if any, and applicable employment laws.

     The Audit Committee is responsible for the engagement of the Company's independent auditors and reviews the scope and timing of their audit services and any other services they are asked to perform, their report on the Company's financial statements following completion of the audit and the Company's policies and procedures with respect to internal accounting and financial controls. This committee is comprised of three directors, two of whom are outside and unrelated directors. The current members of the Audit Committee are Josephine Munroe, Douglas S. Pryde and George Wicker.

     Josephine Munroe and Martin Shindler comprise the Option Committee which administers the 1996 Stock Incentive Plan and the 1996 Stock Option Plan which are described under the heading "Compensation".

     The Company does not have a Compensation Committee or a Remuneration Committee.

D.   EMPLOYEES

     On July 31, 2001, the Company had 123 employees, including 53 full-time employees with Sand, and 35 full-time employees with Sand USA, 28 full-time employees with Sand UK and 3 full-time employees with Sand Germany, and 2 part-time employees with Sand, one part-time employee with Sand USA and one part-time employee with Sand UK. No employee of the Company is represented by a labour union or is covered by a collective bargaining agreement.

     Since inception, the Company has not suffered any disruptions as a result of labour problems or employee disputes. The increase in the number of employees reflects the growth of our business and the development of our direct sales force.

E.   SHARE OWNERSHIP

     Information as to the share ownership of the directors and executive officers of the Company is found under Item 6 - "Directors, Senior Management and Employees" under "Directors and Senior Management" and under "Compensation"
- "1996 Stock Incentive Plan" and "1996 Stock Option Plan".

ITEM 7.     MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.   MAJOR SHAREHOLDERS

     The following are the only persons who, to our knowledge, beneficially own or exercise control or direction over shares carrying more than five (5%) percent of the votes attached to Class A Common Shares of the Company at January 23, 2002:

                                APPROXIMATE NUMBER OF CLASS                        PERCENTAGE OF CLASS A
                                 A SHARES OWNED, CONTROLLED                         COMMON SHARES OWNED,
                                         OR DIRECTED                               CONTROLLED OR DIRECTED
---------------------------------------------------------------------------------------------------------
Arthur G. Ritchie                         2,072,138*                                         15.7%

Jerome Shattner                           1,023,000                                           7.8%


* In addition, 112,862 Class A Common Shares are owned by two companies controlled by trusts of which Arthur G. Ritchie is a trustee.

     The total number of Class A Common Shares owned, controlled or directed by the officers and directors of Sand as a group, to our knowledge, is 3,577,950, or 27%, at January 23, 2002.

     The voting rights of the Class A Common Shares held by the persons identified or referred to above are the same as the voting rights of the Class A Common Shares held by all other shareholders.

     To our knowledge, as of January 23, 2002, 9,190,997 Class A Common Shares were held of record by 464 persons whose registered addresses were in the United States. Many of our Class A Common Shares are held in the name of intermediaries.

     Except as set forth above, to our knowledge, the Company is not directly or indirectly owned or controlled by another corporation, by any foreign government or by any other national or legal person severally or jointly.

     There are no known contractual arrangements which may result in a change of control of the Company at a subsequent date.

B.   RELATED PARTY TRANSACTIONS

     Sand maintains directors' and officers' liability insurance which, subject to the provisions and exclusions contained in the policy, protects the directors and officers, as such, against any claims made during the term of their office against any of them for a wrongful act, provided they acted honestly and in good faith with a view to the best interests of Sand. The policy provides coverage with a limit of US$5,000,000 per loss per policy period, subject to a corporate reimbursement deductible of US$100,000 per loss. The current annual premium is paid entirely by Sand and amounts to US$70,500. To the extent permitted by law, Sand has entered into an indemnification agreement with each of its directors and senior officers.

C.   INTERESTS OF EXPERTS AND COUNSEL

               Not applicable.

ITEM 8.     CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

     The Consolidated Financial Statements of the Company are included in this Annual Report on Form 20-F beginning on page 45.

ITEM 9.     THE OFFER AND LISTING

A.   OFFER AND LISTING DETAILS

     The following table presents the high and low sales prices of our Class A Common Shares stated in United States dollars as reported by NASDAQ for the following periods:


Month Ended                              U.S. $
----------------------------------------------------------
                               High                  Low
----------------------------------------------------------
To January 25, 2002           $1.79                 $1.301
December 2001                 $1.60                 $ 1.10
November 2001                 $1.78                 $ 1.05
October 2001                  $2.13                 $ 1.25
September 2001                $2.73                 $ 1.50
August 2001                   $4.27                 $ 2.33
July 2001                     $4.60                 $ 3.41



First Quarter Ended                      U.S. $
----------------------------------------------------------
                               High                  Low
----------------------------------------------------------
October 31, 2001              $ 2.13                $ 1.25
July 31, 2001                 $ 4.90                $ 3.01
April 30, 2001                $ 5.75                $2.969
January 31, 2001              $ 7.75                $4.688
October 30, 2000              $5.375                $ 3.50
July 31, 2000                 $5.938                $4.125
April 30, 2000                $9.875                $ 5.00
January 31, 2000              $6.969                $3.531
October 30, 1999              $4.938                $3.375



Fiscal Year Ended July 31                U.S. $
----------------------------------------------------------
                               High                  Low
----------------------------------------------------------
2001                          $ 7.75                $2.969
2000                          $9.875                $3.375
1999                          $ 8.25                $4.125



Fiscal Year Ended July 31                U.S. $
----------------------------------------------------------
                               High                  Low
----------------------------------------------------------
1998                          $12.00                $3.375
1997                          $8.813                $ 5.00


C.   MARKETS

     Our Class A Common Shares are listed on the Nasdaq National Market and trade under the symbol SNDT. There is no non-United States trading market for our Class A Common Shares.

ITEM 10.     ADDITIONAL INFORMATION

A.   SHARE CAPITAL

             Not applicable.

B.   MEMORANDUM AND ARTICLES OF ASSOCIATION

     Sand was incorporated on December 10, 1982 under the provisions of the CANADA BUSINESS CORPORATION ACT (the "CBCA"). The Articles of the Company place no restrictions upon the Company's objects and purposes.

DIRECTORS' POWERS

     Pursuant to the Articles and the By-laws of the Company and the requirements of the CBCA, the board of directors must consist of not fewer than three (3) and not more than eleven (11) directors. A majority of the number of directors appointed constitutes a quorum at any meeting of directors, provided, however, that no business may be transacted at a meeting of directors unless at least one-quarter of the directors present are resident Canadians.

     There is no provision in the By-laws that imposes a requirement in respect of a director's power to vote on a proposal, arrangement or contract in which the director is materially interested. The CBCA provides that a director must disclose to the Company, in writing or by requesting to have it entered in the minutes of meetings of directors or of meetings of committees of directors, the nature and extent of any interest that he or she has in a material contract or material transaction, whether made or proposed, with the Company, if the director (a) is a party to the contract or transaction; (b) is a director, or an individual acting in a similar capacity of a party to the contract or transaction; or (c) has a material interest in a party to the contract or transaction.

     The By-laws of the Company state that the directors may fix the remuneration of the directors and that the directors shall be paid such remuneration for their services as the board may from time to time determine. The directors are also entitled to be reimbursed for travel and other expenses properly incurred by them in attending meetings of the board or any committee of the board of directors. Nothing in the By-laws precludes any director from serving the Company in any other capacity and receiving remuneration for such services.

     The Articles of the Company state that without limiting the borrowing powers of the Company as set forth in the CBCA, the board may from time to time on behalf of the Company without authorization of the shareholders (a) borrow money upon the credit of the Company; (b) issue, reissue, sell or pledge debt obligations of the Company; (c) to the extent permitted by the CBCA, give a guarantee on behalf of the Company to secure performance of an obligation of any person; and (d) mortgage, hypothecate, pledge or otherwise create a security interest in all or any property of the Company owned or subsequently acquired to secure any obligation of the Company.

     The directors may, by resolution, make, amend or repeal any By-laws that regulate the business or affairs of the Company. Any resolution making, amending or repealing any By-laws of the Company must be submitted to the next following shareholders meeting for ratification by the shareholders who may by ordinary resolution confirm, reject or amend the By-law, amendment or repeal.

     The powers of the directors set forth in the Articles of the Company may be amended by special resolution. A special resolution is a resolution passed by a majority of not less than two-thirds (2/3) of the votes cast by shareholders of the Company who being entitled to do so, vote in person or by proxy at an annual or special meeting of shareholders of the Company. Under the CBCA an ordinary resolution of shareholders requires approval by a majority of the votes cast at a meeting of shareholders, present in person or represented by proxy.

ELECTION AND QUALIFICATIONS OF DIRECTORS

     The directors of the Company stand for election at the annual meeting of shareholders and there are no staggered terms. There is no cumulative voting for directors of the Company. There is no provision in the Articles or By-laws that imposes a requirement for retirement or non-retirement of directors.

     There is no provision in the Company's Articles or By-laws that a director be required to hold a share in the capital of the Company as a qualification for his office, but he must be qualified to become or act as a director as required by the CBCA. The CBCA provides that no person is qualified to act as a director if that person is less than 18 years of age; is a person who has been found to be a person of unsound mind by a court in Canada; a person who is not an individual; or is a person who has the status of bankrupt.

     The CBCA provides that a director of a Company may be removed if the shareholders by ordinary resolution at a special meeting vote to remove a director or directors from office.

MEETINGS

     The CBCA provides that the Company must hold an annual meeting of its shareholders not later than 15 months after holding the last preceding annual meeting but no later than 6 months after the end of the Company's preceding financial year. The Company must give notice of any meeting to its shareholders entitled to receive notice not more than 60 days prior to and not less than 35 days before the meeting. The CBCA requires the directors of a company to provide with the notice of a general meeting a form of proxy for use by every member entitled to vote at such meeting as well as an information circular containing prescribed information regarding the matters to be dealt with and the conduct of the meeting.

     Under the CBCA, the directors of the Company may call a meeting of shareholders and one or more shareholders holding not less than 5% of the issued voting shares of the Company may give notice to the directors requiring them to call and hold a meeting.

LIMITATIONS ON OWNERSHIP OF SECURITIES

     Except as described below under "Exchange Controls," there are no limitations on the right to own securities imposed by foreign law to the Company's knowledge or by the Articles of the Company.

CHANGE IN CONTROL OF COMPANY

     There are no provisions in the Company's Articles or By-laws would have the effect of delaying, deferring, or preventing a change in control of the Company and that would operate only with respect to a merger, acquisition or corporate restructuring of the Company or its subsidiaries.

OWNERSHIP THRESHOLD

     There are no provisions in the Articles or By-laws governing the ownership threshold above which shareholder ownership must be disclosed.

DESCRIPTION OF SHARE CAPITAL

     The authorized share capital of the Company consists of an unlimited number of Class A Common Shares, all without par value, and, an unlimited number of Class B Shares, issuable in series, all without par value.

Class A Common Shares

     The Class A Common Shares of the Corporation have the following rights, privileges, restrictions and conditions:

     Dividends. Subject to the prior rights of the holders of the Class B Shares and any other shares ranking senior to the Class A Common Shares with respect to priority in the payment of dividends, the holders of Class A Common Shares are entitled to receive dividends and the Corporation must pay dividends thereon, as and when declared by the Board of Directors of the Corporation out of moneys properly applicable to the payment of dividends, in such amount and in such form as the Board of Directors of the Corporation may from time to time determine and all dividends which the Board of Directors of the Corporation may declare on the Class A Common Shares must be declared and paid in equal amounts per share on all Class A Common Shares at the time outstanding.

     Dissolution. In the event of the dissolution, liquidation or winding-up of the Corporation, whether voluntary or involuntary, or any other distribution of assets of the Corporation among its shareholders for the purpose of winding-up its affairs, subject to the prior rights of the holders of the Class B Shares and any other shares ranking senior to the Class A Common Shares with respect to priority in the distribution of assets upon dissolution, liquidation, winding-up or distribution for the purpose of winding-up, the holders of the Class A Common Shares are entitled to receive the remaining property and assets of the Corporation.

     Voting Rights. The holders of the Class A Common Shares are entitled to receive notice of and to attend all meetings of the shareholders of the Corporation and have one vote for each Class A Common Share held at all meetings of the shareholders of the Corporation, except meetings at which only holders of another specified class or series of shares of the Corporation are entitled to vote separately as a class or series.

     There are no redemption or sinking fund provisions relating to the Class A Common Shares and the Class A Common Shares are fully paid and non-assessable.

Class B Shares

     The Class B Shares, as a class, have the following rights, privileges, restrictions and conditions:

     Directors' Authority to Issue in One or More Series. The Board of Directors of the Corporation may issue the Class B Shares at any time and from time to time in one or more series. Before the first shares of a particular series are issued, the Board of Directors of the Corporation must fix the limited or unlimited number of shares in such series and must determine, subject to the limitations set out in the articles, the designation, rights, privileges, restrictions and conditions to be attached to the shares of such series including, without limitation, the rate or rates, amount or method or methods of calculation of dividends thereon, the time and place of payment of dividends, whether cumulative or non-cumulative or partially cumulative and whether such rate, amount or method of calculation shall be subject to change or adjustment in the future, the currency or currencies of payment of dividends, the consideration and the terms and conditions of any purchase for cancellation, retraction or redemption rights (if any) (but in no event shall the voting rights attributable to a Class B Share exceed those attributable to a Class A Common Share), the conversion or exchange rights attached thereto (if any), the voting rights attached thereto (if any), and the terms and conditions of any share purchase plan or sinking fund with respect thereto. Before the issue of the first shares of a series, the Board of Directors of the Corporation shall send to the Director (as defined in the CANADA BUSINESS CORPORATIONS ACT) articles of amendment containing a description of such series including the designation, rights, privileges, restrictions and conditions determined by the Board of Directors of the Corporation.

     Ranking of Class B Shares. No rights, privileges, restrictions or conditions attached to a series of Class B Shares may confer upon a series a priority in respect of dividends or return of capital over any other series of Class B Shares then outstanding. The Class B Shares are entitled to priority over the common shares of the Corporation and over any other shares of the Corporation ranking junior to the Class B Shares with respect to priority in the payment of dividends and the distribution of assets in the event of the liquidation, dissolution or winding-up of the Corporation, whether voluntary or involuntary, or any other distribution of the assets of the Corporation among its shareholders for the purpose of winding-up its affairs. If any cumulative dividends or amounts payable on a return of capital in respect of a series of Class B Shares are not paid in full, the Class B Shares of all series must participate rateably in respect of such dividends, including accumulations, if any, in accordance with the sums that would be payable on such shares if all such dividends were declared and paid in full, and in respect of any repayment of capital in accordance with the sums that would be payable on such repayment of capital if all sums so payable were paid in full; provided however, that in the event of there being insufficient assets to satisfy in full all such claims to dividends and return of capital, the claims of the holders of the Class B Shares with respect to repayment of capital must first be paid and satisfied and any assets remaining thereafter must be applied towards the payment and satisfaction of claims in respect of dividends. The Class B Shares of any series may also be given such other preferences over the common shares and over any other shares ranking junior to the Class B Shares as may be determined in the case of such series of Class B Shares.

     Voting Rights. Except as otherwise required by law or in accordance with any voting rights which may from time to time be attached to any series of Class B

     Shares, the holders of the Class B Shares as a class are not entitled as such to receive notice of, to attend or to vote at any meeting of the shareholders of the Corporation.

     Approval of Holders of Class B Shares. The rights, privileges, restrictions and conditions attaching to the Class B Shares as a class may be added to, changed or removed but only with the approval of the holders of the Class B Shares given as hereinafter specified.

     The approval of the holders of Class B Shares to add to, change or remove any right, privilege, restriction or condition attaching to the Class B Shares as a class or to any other matter requiring the consent of the holders of the Class B Shares as a class may be given in such manner as may then be required by law, subject to a minimum requirement that such approval shall be given by resolution passed by the affirmative vote of at least two-thirds of the votes cast at a meeting of the holders of Class B Shares duly called for that purpose. The formalities to be observed in respect of the giving of notice of any such meeting or any adjourned meeting and the conduct thereof shall be those from time to time required by the CANADA BUSINESS CORPORATIONS ACT (as from time to time amended, varied or replaced) and prescribed in the by-laws of the Corporation with respect to meetings of shareholders. On every poll taken at a meeting of holders of Class B Shares as a class, each holder entitled to vote thereat shall have one vote in respect of each Class B Share held by him.

Change of Rights of Shareholders

     The CBCA requires the consent by special resolution of a majority of and not less than two-thirds (2/3) of the votes cast by the shareholders entitled to vote in order to change the rights of holders of shares, including the designation of all or any shares, and any addition, change or removal of rights, privileges, restrictions and conditions, including rights to accrued dividends, in respect of all or any shares, whether issued or unissued.

C.   MATERIAL CONTRACTS

     The Company is not a party to any material contracts entered into in the past two years outside the ordinary course of business, other than the following agreements.

     Pursuant to a purchase agreement with Sprott Securities, Inc. dated November 22, 2000, we sold 2,900,000 Class A common shares in a Canadian private placement for a purchase price of US$6.00 per share. Sprott Securities Inc. received a cash commission of US$1,044,000 and warrants to purchase
342,500 Class A common shares exercisable for a two year period at an exercise price of US$6.00 per share. As required by the terms of the purchase agreement, the filed a registration statement on Form F-3 (File No. 333-51014) registering the resale of the purchased Class A common shares, which was declared effective by the Securities and Exchange Commission. Under the terms of the purchase agreement, Sprott Securities Inc. and the purchasers are entitled to customary indemnification from us for any losses or liabilities suffered by them based upon material misstatements or omissions from the registration statement or prospectus, except as they relate to information supplied by them to us for inclusion in the registration statement or prospectus.

     Prior to entering into the purchase agreement with Sprott Securities, Inc., we signed a heads of agreement dated November 6, 2000 with Ladenburg Thalmann & Co. Inc., Sundowner Investments Limited, and AMRO International S.A.. The agreement provided for a final issuance of our Class A common shares under an equity line of credit with Sundowner Investments Limited and for the termination of the equity line of credit upon the closing of the Canadian private placement described above.

     On July 31, 2000, we entered into an agreement with Nucleus International Corporation modifying the terms of our prior July 15, 1994 with that corporation. Under the July 15, 1994 agreement, we acquired all of the rights in the Nucleus System software, hardware, and intellectual property. The July 31, 2002 modification permitted us to defer the payment of US$350,038 until November 15, 2000 and permitted us to issue 263,150 Class A common shares in lieu of future payments in the amount of US$1,250,000. We issued 263,150 Class A common shares to Lakeside Financial Services, a nominee of Nucleus international Corporation on July 31, 2000. George Wicker, a director and executive officer of the Company, was the Chief Operating Officer and Secretary of Nucleus International Corporation and an officer, director and shareholder of Lakeside Financial Services.

D.  EXCHANGE CONTROLS

     There are no governmental laws, decrees, or regulations in Canada relating to restrictions on the export or import of capital, or affecting the remittance of interest, dividends, or other payments to non-resident holders on the Company's Class A Common Shares, other than withholding tax requirements. Any remittances of dividends to United States residents are subject to a 15% withholding tax (5% if the shareholder is a corporation owning at least 10% of the outstanding Class A Common Shares of the Company) pursuant to Article X of the reciprocal tax treaty between Canada and the United States. See "Item 10 - Additional Information - E - Taxation".

     To the knowledge of the Company, except as provided in the INVESTMENT CANADA ACT (the "Act") enacted on June 20, 1985, as amended, as further amended by the NORTH AMERICAN FREE TRADE AGREEMENT (NAFTA) IMPLEMENTATION ACT (Canada) and the WORLD TRADE ORGANIZATION (WTO) AGREEMENT IMPLEMENTATION ACT, there are no limitations specific to the rights of non-Canadians to hold or vote the common shares of the Company under the laws of Canada or the Province of Quebec or in the charter documents of the Company.

     Management of the Company considers that the following general summary fairly describes those provisions of the Act pertinent to an investment by an American investor in the Company.

     The Act requires a non-Canadian making an investment which would result in the acquisition of control of a Canadian business, the gross value of the assets of which exceed certain threshold levels or the business activity of which is related to Canada's cultural heritage or national identity, to either notify, or file an application for review with the Director of Investments, Industry Canada who administers provisions of the Act. Under the Act, control of a corporation is deemed to be acquired through the acquisition of a majority of the voting shares of a corporation, and is presumed to be acquired where one-third or more, but less than a majority of the voting shares of a corporation are acquired, unless it can be established that the Company is not controlled in fact through the ownership of voting shares.

     The notification procedure involves a brief statement of information about the investment on a prescribed form which is required to be filed with Investment Canada by the investor at any time up to 30 days following implementation of the investment. It is intended that investments requiring only notification will proceed without government intervention unless the investment is in a specific type of business activity related to Canada's cultural heritage and national identity.

     If an investment is reviewable under the Act, an application for review in the form prescribed is required to be filed with Investment Canada prior to the investment taking place and the investment may not be implemented until the review has been completed and the Minister responsible for Investment Canada is satisfied that the investment is likely to be of net benefit to Canada. If the Minister is not satisfied that the investment is likely to be of net benefit to Canada, the non-Canadian must not implement the investment or, if the investment has been implemented, may be required to divest himself of control of the business that is the subject of the investment.


E.   TAXATION

CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

     The following summary of certain Canadian federal income tax considerations generally applicable in respect of the Company's Class A Common Shares reflects the Company's opinion. The tax consequences to any particular holder of Class A Common Shares will vary according to the status of that holder as an individual, trust, corporation or member of a partnership, the jurisdiction in which that holder is subject to taxation, the place where that holder is resident and, generally, according to that holder's particular circumstances. This summary is applicable only to holders who are resident in the United States, have never been resident in Canada, deal at arm's length with the Company, hold their Class A Common Shares as capital property and who will not use or hold the Class A Common Shares in carrying on business in Canada.

     This summary is based upon the provisions of the Income Tax Act of Canada and the regulations thereunder (collectively, the "Tax Act", or "ITA") and the Canada-United States Tax Convention as amended by the Protocols thereto (the "Tax Convention") as at the date of this Form 20-F and the current administrative practices of the Canada Customs and Revenue Agency. This summary does not take into account Canadian provincial income tax considerations.

     This summary is not exhaustive of all possible income tax considerations pertaining to the Class A Common Shares. It is not intended as legal or tax advice to any particular holder of Class A Common Shares and should not be so construed. Each holder should consult his own tax advisor with respect to the income tax consequences applicable to him in his own particular circumstances.

DISPOSITION OF CLASS A COMMON SHARES

     Under the Tax Act, a gain from the sale of Common Shares by a non-resident will not be subject to Canadian tax, provided the shareholder (and/or persons who do not deal at arm's length with the shareholder) have not held a "substantial interest" in the Company (25% or more of the shares of any class of the Company's share capital) at any time in the five years preceding the disposition. Even if a gain would have been taxable under the Tax Act, generally, the Tax Convention will exempt from Canadian taxation any capital gain realized by a resident of the United States, provided that the value of the Class A Common Shares is not derived principally from real property situated in Canada. It is likely that this exemption would apply to the Class A Common Shares of the Company.

     Where a holder disposes of Class A Common Shares to the Company (unless the Company acquired the common shares in the open market in the manner in which shares would normally be purchased by any member of the public), this will result in a deemed dividend to the U.S. holder equal to the amount by which the consideration paid by the Company exceeds the paid-up capital of such shares. The amount of such dividend will be subject to withholding tax as described below.

DIVIDENDS

     In the case of any dividends paid to non-residents, the Canadian tax is withheld by the Company, which remits only the net amount to the shareholder. By virtue of Article X of the Tax Convention, the rate of tax on dividends paid to residents of the United States is generally limited to 15% of the gross dividend (or 5% in the case or certain corporate shareholders owning at least 10% of the Company's voting shares). In the absence of the Tax Convention provisions, the rate of Canadian withholding tax imposed on non-residents is 25% of the gross dividend.

F.   DIVIDENDS AND PAYING AGENTS

             Not applicable.

G.  STATEMENTS BY EXPERTS

             Not applicable.

H.  DOCUMENTS ON DISPLAY

     We file annual reports and other information with the SEC. You may read and copy any of these documents at the SEC's Public Reference Room at 450 Fifth Street NW, Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at (800) SEC-0330. The SEC maintains an internet site that contains reports, proxy and information statements and other information regarding issuers that file electronically with the SEC. The address of that site is http://www.sec.gov.


I.  SUBSIDIARY INFORMATION

             Not applicable.


ITEM 11.     QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

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

     Although we currently earn revenues and incur expenses in United States dollars, British pounds, Euros and Canadian dollars, exchange rates for these and other local currencies in countries where we may operate in the future may fluctuate in relation to the Canadian dollar and such fluctuations may have an adverse effect on our earning or assets when United States dollars, British pounds, Euros or local currencies are exchanged for Canadian dollars. We have not entered into forward foreign exchange contracts. To date, losses and gains resulting from the translation of revenue and expenses denominated in Untied States dollars or British pounds into Canadian dollars have been included in our results of operations.


ITEM 12.     DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

             Not applicable.

                                     PART II


ITEM 13.     DEFAULTS, DIVIDEND ARREARAGES AND DELIQUENCIES

             None.


ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

             None.


                                    PART III


ITEM 17.     FINANCIAL STATEMENTS

             Not Applicable.


ITEM 18.     FINANCIAL STATEMENTS

     The Consolidated Financial Statements of the Company are included in this Annual Report on Form 20-F beginning on page 45.

                      CONSOLIDATED FINANCIAL STATEMENTS OF

                      SAND TECHNOLOGY INC.

                      JULY 31, 2001, 2000 AND 1999

Deloitte & Touche LLP
Assurance and Advisory Services
1 Place Ville-Marie
Suite 3000
Montreal QC H3B 4T9
Canada

Tel.: (514) 393-7115
Fax: (514) 390-4109
www.deloitte.ca                                      [DELOITTE & TOUCHE LOGO]


AUDITORS' REPORT


To the Shareholders of
Sand Technology Inc.


We have audited the consolidated balance sheets of Sand Technology Inc. as at July 31, 2001 and 2000 and the consolidated statements of operations, shareholders' equity and cash flows for each of the three years ended July 31, 2001, 2000 and 1999. These financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Corporation as at July 31, 2001 and 2000 and the results of its operations and its cash flows for each of the three years ended July 31, 2001, 2000 and 1999 in accordance with Canadian generally accepted accounting principles.


/s/ DELOITTE & TOUCHE LLP
Chartered Accountants

October 29, 2001


COMMENTS BY AUDITORS FOR U.S. READERS ON CANADA - U.S. REPORTING DIFFERENCES

In the United States of America, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) outlining changes in accounting principles that have been implemented in the financial statements. In fiscal 2001, the Corporation implemented the recommendations of CICA Handbook section 3465, Accounting for Income Taxes. The impact of this change is accounting policy is as set out in Note 1 to the consolidated financial statements.


/s/ DELOITTE & TOUCHE LLP
Chartered Accountants

October 29, 2001



---------
DELOITTE
TOUCHE
TOHMATSU
---------

SAND TECHNOLOGY INC.
CONSOLIDATED BALANCE SHEETS
AS AT JULY 31, 2001 AND 2000
(IN CANADIAN DOLLARS)

======================================================================================================
                                                                      2001                 2000
------------------------------------------------------------------------------------------------------
                                                                        $                    $
ASSETS
Current assets
    Cash                                                               543,529              664,918
    Investments                                                     17,945,178            1,722,194
    Accounts receivable                                              8,415,870            4,351,788
    Inventories                                                         44,783               43,100
    Prepaid expenses                                                   391,488              114,543
    Loan bearing interest at 8%                                        100,000              100,000
------------------------------------------------------------------------------------------------------
                                                                    27,440,848            6,996,543

Capital assets (Note 3)                                              1,506,303              140,104
Acquired technology (Note 4)                                           985,133            1,934,114
------------------------------------------------------------------------------------------------------
                                                                    29,932,284            9,070,761
======================================================================================================

LIABILITIES
Current liabilities
    Accounts payable and accrued liabilities                         3,401,650            1,622,739
    Deferred revenue                                                 1,835,260              382,036
    Current portion of balance of purchase price (Note 5)                    -              517,300
------------------------------------------------------------------------------------------------------
                                                                     5,236,910            2,522,075
------------------------------------------------------------------------------------------------------

Commitments (Note 8)

SHAREHOLDERS' EQUITY
    Common stock (Note 6)
        Authorized
           An unlimited number of Class "A" common shares,
               without par value
        Issued and outstanding
           13,153,427 common shares (9,627,145 in 2000)             39,125,112           12,455,748
    Deficit                                                        (14,429,738)          (5,907,062)
------------------------------------------------------------------------------------------------------
                                                                    24,695,374            6,548,686
------------------------------------------------------------------------------------------------------
                                                                    29,932,284            9,070,761
======================================================================================================

              See notes to the consolidated financial statements.

SAND TECHNOLOGY INC.
CONSOLIDATED STATEMENTS OF OPERATIONS
YEARS ENDED JULY 31, 2001, 2000 AND 1999
(IN CANADIAN DOLLARS)

=========================================================================================================================
                                                                2001             2000              1999
-------------------------------------------------------------------------------------------------------------------------
                                                                  $                $                 $
NET SALES                                                    11,258,528         6,895,016         2,091,067
Cost of sales and product support                            (3,498,847)       (2,343,191)         (345,265)
Research and development costs                               (3,347,988)       (3,790,025)       (3,871,534)
Selling, general and
    administrative expenses                                 (13,307,854)       (7,836,833)       (4,458,200)
Net interest and profits on sale of
    investments                                                 617,903            84,568           436,113
-------------------------------------------------------------------------------------------------------------------------
Loss from operations                                         (8,278,258)       (6,990,465)       (6,147,819)

Profit on sale of affiliated company (Note 2)                         -         3,792,296                 -
Equity earnings of affiliated company (Note 2)                        -           283,510         1,170,499
Foreign exchange gain (loss)                                   (244,418)           47,752            16,356
-------------------------------------------------------------------------------------------------------------------------

Loss before income taxes                                     (8,522,676)       (2,866,907)       (4,960,964)

Income taxes (Note 7)                                                 -                 -                 -
-------------------------------------------------------------------------------------------------------------------------
NET LOSS                                                     (8,522,676)       (2,866,907)       (4,960,964)
==========================================================================================================================

Loss per share                                                   (0.706)           (0.321)           (0.582)
==========================================================================================================================

Weighted average number of
    shares outstanding                                       12,079,359         8,919,211         8,522,873
==========================================================================================================================


APPROVED BY THE BOARD OF DIRECTORS


/S/ Arthur G. Ritchie                       /S/ Douglas S. Pryde

ARTHUR G. RITCHIE, DIRECTOR                 DOUGLAS S. PRYDE, DIRECTOR


              See notes to the consolidated financial statements.

SAND TECHNOLOGY INC.
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
YEARS ENDED JULY 31, 2001, 2000 AND 1999
(IN CANADIAN DOLLARS)

===========================================================================================================
                                                                                               Retained
                                       Exchange                 Common stock                   earnings
                                         rate              Shares           Amount             (deficit)
-----------------------------------------------------------------------------------------------------------
                                          US$                                 $                 $
BALANCE, JULY 31, 1998                   0.66            8,520,206        8,725,920         1,920,809

Net loss                                                         -                -        (4,960,964)

Exercise of stock options                0.69                8,000           55,415                 -
-----------------------------------------------------------------------------------------------------------
BALANCE, JULY 31, 1999                   0.66            8,528,206        8,781,335        (3,040,155)

Net loss                                                         -                -        (2,866,907)

Exercise of stock options                0.68              520,000          335,130                 -

Private placement                        0.68              315,789        1,885,723                 -

Balance of purchase price
    exchanged for shares                                   263,150        1,453,560                 -
-----------------------------------------------------------------------------------------------------------
BALANCE, JULY 31, 2000                   0.68            9,627,145       12,455,748        (5,907,062)

Net loss                                                         -                -        (8,522,676)

Exercise of stock options                0.66               40,000           77,608                 -

Common share equity line                 0.66              586,282        2,264,483                 -

Private placement                        0.66            2,900,000       24,327,273                 -
-----------------------------------------------------------------------------------------------------------
BALANCE, JULY 31, 2001                   0.65           13,153,427       39,125,112       (14,429,738)
===========================================================================================================


              See notes to the consolidated financial statements.

SAND TECHNOLOGY INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
YEARS ENDED JULY 31, 2001, 2000 AND 1999
(IN CANADIAN DOLLARS)

=====================================================================================================================
                                                                2001                2000                 1999
---------------------------------------------------------------------------------------------------------------------
                                                                  $                   $                    $
OPERATING ACTIVITIES
    Net loss                                                 (8,522,676)          (2,866,907)          (4,960,964)
    Items not affecting cash
        Depreciation of equipment                               211,418               94,704              109,814
        Amortization of acquired technology                     948,981              948,981              174,198
        Equity earnings of affiliated company (Note 2)                -             (283,510)          (1,170,499)
        Profit on sale of affiliated company                          -           (3,792,296)                   -
    Changes in non-cash operating
        working capital items (Note 12)                      (2,563,799)          (2,269,251)             516,351
---------------------------------------------------------------------------------------------------------------------
                                                             (9,926,076)          (8,168,279)          (5,331,100)
---------------------------------------------------------------------------------------------------------------------

INVESTING ACTIVITIES
    Net (increase) decrease in short-term investments       (16,222,984)            (836,754)           3,634,391
    Proceeds on sale of affiliated company                            -            7,295,476                    -
    Dividend from affiliated company (Note 2)                         -                    -            1,600,000
    Purchase of equipment                                    (1,577,617)             (53,352)             (81,283)
---------------------------------------------------------------------------------------------------------------------
                                                            (17,800,601)           6,405,370            5,153,108
---------------------------------------------------------------------------------------------------------------------

FINANCING ACTIVITIES
    Issue of common shares                                   26,669,364            2,220,853               55,415
    Deferred revenue                                          1,453,224              382,036                    -
    Repayment of balance of purchase price                     (517,300)            (299,140)                   -
---------------------------------------------------------------------------------------------------------------------
                                                             27,605,288            2,303,749               55,415
---------------------------------------------------------------------------------------------------------------------

Net cash inflow (outflow)                                      (121,389)             540,840             (122,577)
Cash, beginning of year                                         664,918              124,078              246,655
---------------------------------------------------------------------------------------------------------------------
CASH, END OF YEAR                                               543,529              664,918              124,078
=====================================================================================================================


There were no interest or income taxes paid during the three-year period ended July 31, 2001.


              See notes to the consolidated financial statements.

SAND TECHNOLOGY INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED JULY 31, 2001, 2000 AND 1999
(in Canadian dollars)
================================================================================

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

        BASIS OF CONSOLIDATION

        The consolidated financial statements include the accounts of the Corporation and its wholly-owned subsidiaries, Sand Technology Corp., Sand Technology (U.K.) Ltd., STSI Licensing, LLC, Laepherous Limited and Sand Technology Deutschland GmbH. All significant intercompany transactions and balances have been eliminated.

        REVENUE RECOGNITION

        The Corporation's revenue is earned from licences of off-the-shelf software which does not require customization. This revenue is recognized once remaining obligations under the sales agreements are considered insignificant.

        Revenue from product support contracts is recognized over the life of the contract. Incremental costs directly attributable to the acquisition of product support contracts are deferred and expensed in the period the related revenue is recognized.

        Revenue from education, consulting, and other services is recognized at the time such services are rendered.

        SHORT-TERM INVESTMENTS

        Short-term investments are recorded at the lower of cost and market value. Market value at July 31, 2001 is $17,946,473 (2000 - $1,739,015).

        INVENTORIES

        Inventories include finished products which are valued at the lower of average cost and net realizable value.

SAND TECHNOLOGY INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED JULY 31, 2001, 2000 AND 1999
(in Canadian dollars)
================================================================================

1.      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

        INVESTMENT

        The investment in the affiliated company was accounted for by the equity method whereby the share of earnings or losses attributable to the period following the date of acquisition was included in operations. All significant unrealized intercompany profits have been eliminated.

        CAPITAL ASSETS

        Capital assets are recorded at cost and are amortized over their estimated useful lives at the following rates:

               Furniture and equipment                           5 year straight-line
               Computer equipment                                3 year straight-line
               Leasehold improvements                    lesser of straight-line over
                                                        term of lease and useful life

        ACQUIRED TECHNOLOGY

        The Corporation records its acquired technology at cost and depreciates such assets over their estimated useful lives using the straight-line method at an annual rate of 20%.

        DEFERRED REVENUE

        Deferred revenue represent unearned income associated with support agreements, software license revenue where significant vendor obligations remain.

        INCOME TAXES

        In fiscal 2001, the Corporation implemented the recommendations of CICA Handbook section 3465, Accounting for Income Taxes. Under the new recommendations, the liability method of tax allocation is used in accounting for income taxes. Under this method, future tax benefits and obligations are determined based on differences between the financial reporting and tax bases of assets and liabilities, and measured using the substantially enacted tax rates and laws that will be in effect when differences are expected to reverse. Future tax assets, if any, are recognized only to the extent that, in the opinion of management, it is more likely than not that the future income tax assets will be realized.

        Prior to the adoption of the new recommendations, income tax expense would have been determined using the deferral method of tax allocation. There is no material impact on the financial statements resulting from this change either in the current year or in the prior years presented.

SAND TECHNOLOGY INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED JULY 31, 2001, 2000 AND 1999
(in Canadian dollars)
================================================================================

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

        RESEARCH AND DEVELOPMENT COSTS

        Research costs are charged to operations in the period in which they are incurred. Development costs are expensed as incurred unless a project meets the criteria under Canadian generally accepted accounting principles for deferral and amortization. The Corporation has not deferred any such development costs to date. Related tax credits are recorded as a reduction of research and development expenses in the period the funds are received.

2.      INVESTMENT IN AFFILIATED COMPANY

        HITACHI DATA SYSTEMS INC.

        On August 20, 1999, the Corporation sold its 40% investment in Hitachi Data Systems Inc. to Hitachi Data Systems Corporation of Santa Clara for $7,295,476 in cash.

        The Corporation's equity in Hitachi Data Systems Inc. for fiscal 1999 is based on the March 31, 1999 audited financial statements, adjusted for the results of operations for the four-month period ended July 31, 1999.

        The audited financial statements of Hitachi Data Systems Inc., the results of operations for the 20-day period ended August 20 1999 and the four-month period ended July 31, 1999, and the carrying value of the related investment, accounted for under the equity method, are summarized below:

SAND TECHNOLOGY INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED JULY 31, 2001, 2000 AND 1999
(in Canadian dollars)
================================================================================

2.      INVESTMENT IN AFFILIATED COMPANY (CONTINUED)

                                                              March 31,
                                                                1999
-----------------------------------------------------------------------------
                                                                  $
        Financial position
          Current assets                                      17,309,867
          Current liabilities                                 12,120,456
-----------------------------------------------------------------------------

       Working capital                                         5,189,411
        Other assets                                           6,476,403
-----------------------------------------------------------------------------
                                                              11,665,814
        Other liabilities                                      4,291,312
-----------------------------------------------------------------------------
        Equity                                                 7,374,502
=============================================================================

        Results of operations
          Revenue                                             51,130,495
          Operating expenses and
              income taxes                                    48,506,953
-----------------------------------------------------------------------------
        Net earnings                                           2,623,542
=============================================================================

        Dividends paid                                         4,000,000



                                            20-DAY PERIOD            4-month period
                                                ENDED                     ended
                                             AUGUST 20,                 July 31,
                                                1999                      1999
--------------------------------------------------------------------------------------
                                                  $                         $
        Results of operations
          Revenue                            4,372,657                 14,619,371
          Operating expenses and
              income taxes                   3,663,882                 13,944,698
--------------------------------------------------------------------------------------
        Net earnings                           708,775                    674,673
======================================================================================



                                                July 31,           July 31,
                                                  2000               1999
-------------------------------------------------------------------------------
                                                   $                   $
        Equity earnings for the year            283,510            1,170,499
===============================================================================

        Carrying value of
          investment as at July 31                    -            3,219,670
===============================================================================

SAND TECHNOLOGY INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED JULY 31, 2001, 2000 AND 1999
(in Canadian dollars)
================================================================================


3.      CAPITAL ASSETS


                                                              2001                                       2000
                                      --------------------------------------------------------    -----------------
                                                           Accumulated            Net Book             Net Book
                                         Cost             Depreciation              Value                Value
                                      --------------------------------------------------------    -----------------
                                           $                    $                     $                    $
        Furniture and equipment         977,833              418,024              559,809              121,876
        Computer equipment              587,454              216,843              370,611               18,228
        Leasehold improvements          612,399               36,516              575,883                    -
-------------------------------------------------------------------------------------------------------------------
                                      2,177,686              671,383            1,506,303              140,104
===================================================================================================================


4.      ACQUIRED TECHNOLOGY


                                                              2001                                       2000
                                   -----------------------------------------------------------    -----------------
                                                           Accumulated            Net Book             Net Book
                                         Cost             Depreciation              Value                Value
                                   -----------------------------------------------------------    -----------------
                                           $                    $                     $                    $
        Product source codes             2,993,042            2,007,909              985,133            1,934,114
====================================================================================================================


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

        On July 31, 2000 the agreement was modified and the Corporation committed to settle the balance of purchase price as follows:

        - cash in the amount of US$ 350,038 (Can$ 517,300) payable by November 15, 2000; and

        - 263,150 shares of common stock issued as of July 31, 2000.

SAND TECHNOLOGY INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED JULY 31, 2001, 2000 AND 1999
(in Canadian dollars)
================================================================================

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

        On June 1, 2000, the Corporation completed a private placement involving the issuance of 315,789 common shares for net cash proceeds of $1,885,723. Under the terms of the agreement, the shares were sold for a purchase price of US$4.75 per share. The Corporation also issued 65,217 warrants which may be exercised from time to time during the period beginning June 1, 2000 and ending on May 31, 2003 at an exercise price of US$10.00 per share.

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

        During the year, the Corporation issued 586,282 common shares through its common share equity line for net cash proceeds of $2,264,483.

        In November 2000, the Corporation completed a private placement involving the issuance of 2,900,000 common shares for net cash proceeds of $24,327,273. Under the terms of the agreement, the shares were sold for a purchase price of US$6.00 per share. The Corporation also issued 312,000 warrants which may be exercised from time to time during the period beginning November 22, 2000 and ending on November 22, 2001 at an exercise price of US$6.00 per share.

        During the year, ended July 31, 2001, 40,000 common shares were issued under the 1996 Stock Incentive Plan for proceeds of $77,608.

SAND TECHNOLOGY INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED JULY 31, 2001, 2000 AND 1999
(in Canadian dollars)
================================================================================

6.      COMMON STOCK (CONT'D)

        Under the Corporation's Share Option Plan, 1996 Stock Incentive Plan and 1996 Stock Option Plan, exercise of the options granted is generally restricted to a maximum of 20% of the options granted per annum beginning one year after each grant date and expiring 10 years after. A maximum of 1,896,000 common shares is reserved for issuance under each of these plans. The Corporation has the following outstanding options as at July 31, 2001 and 2000:



        ----------- ----------------------------- ---------- ----------- ---------------------
                                                              Price
                                                               range          Outstanding
                                                  Options    per share      2001       2000
        Granted     Plan                          Granted       US$
        ----------- ----------------------------- ---------- ----------- ---------- ----------
        1996        1996 Stock Option Plan          440,000  0.69 to 3.38   252,000    296,000
        1996        1996 Stock Incentive Plan       400,000      5.00        36,000     36,000
        1997        1996 Stock Option Plan           80,000      5.56        80,000     80,000
        1998        1996 Stock Option Plan           62,500  4.00 to 5.50    52,500     52,500
        1998        1996 Stock Incentive Plan       187,500  3.75 to 8.38    65,500     66,500
        1999        1996 Stock Option Plan          142,000  5.75 to 7.00    79,500     79,500
        1999        1996 Stock Incentive Plan       107,000  5.00 to 7.56    85,250     92,250
        2000        1996 Stock Option Plan          172,000  5.00 to 6.313  159,000    166,500
        2000        1996 Stock Incentive Plan        99,250  3.63 to 8.63    71,750     92,750
        2001        1996 Stock Option Plan          153,250  5.00 to 6.81   153,250          -
        2001        1996 Stock Incentive Plan       362,500        5.00     356,500          -
        ----------- ----------------------------- ---------- ----------- ---------- ----------

        At July 31, 2001, there were 534,850 exercisable options outstanding to purchase common shares at prices ranging from US$0.69 to $8.38 per share.

SAND TECHNOLOGY INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED JULY 31, 2001, 2000 AND 1999
(in Canadian dollars)
================================================================================

7.      INCOME TAXES

        The Corporation and its subsidiaries have non-capital losses carried forward for income tax purposes amounting to approximately $15,359,000 which may be utilized to reduce taxable income of future years and which expire as follows:


                                              $
              2005                          12,000
              2006                         210,000
              2008                       3,265,000
              2011                          87,000
              2012                         496,000
              2013                       1,856,000
              2014                       3,377,000
              2015                       3,451,000
              2016                       3,800,000

        The Corporation has research and experimental development expenses estimated at $5,933,000 for federal tax purposes and $7,516,000 for provincial tax purposes which can be carried forward indefinitely against its taxable income.

        The Corporation also has non-refundable investment tax credits amounting to $1,734,000, which it can apply against its future federal income tax payable. This can be carried forward over the next ten years.

        No recognition has been given in the financial statements with regard to the potential future tax benefits resulting from the availability of any of these items.

8.      COMMITMENTS

        LEASE COMMITMENTS

        Minimum lease payments for office premises under non-cancellable operating leases for the next five years are as follows:

                                                $
              2002                           590,899
              2003                           548,342
              2004                           421,855
              2005                           385,937
              2006                           385,937
             ----------------------- ---------------
                                           2,332,970
             ======================= ===============

SAND TECHNOLOGY INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED JULY 31, 2001, 2000 AND 1999
(in Canadian dollars)
================================================================================

9.      RELATED PARTY TRANSACTION

        One of the Corporation's directors was also the president of Nucleus International Corporation, the Company from which the Corporation acquired the Nucleus rights.

        The Corporation believes that the related party transaction described above was on terms as fair to the Corporation as could have been obtained from unaffiliated third parties.

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


      ------------------------------- ------------------------ ------------------------
                                           North America                Europe
      ------------------------------- ------------------------ ------------------------
      2001
      Net sales                              3,313,856                7,944,672
      Income (loss) before taxes            (8,930,339)                 407,663
      Identifiable assets                   21,869,267                8,063,017
      ------------------------------- ------------------------ ------------------------
      2000
      Net sales                              2,265,340                4,629,676
      Income (loss) before taxes            (3,352,230)                 485,323
      Identifiable assets                    5,639,068                3,431,693
      ------------------------------- ------------------------ ------------------------

SAND TECHNOLOGY INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED JULY 31, 2001, 2000 AND 1999
(in Canadian dollars)
================================================================================

11.     FINANCIAL INSTRUMENTS

        FAIR VALUE

        At July 31, 2000, the estimated fair market value of cash, accounts receivable, loan and accounts payable and accrued liabilities is equal to the book value, given the short-term nature of these items.

        Short-term investments are recorded at the lower of cost and market value.

        The fair value of long-term liabilities is not significantly different than the book value.

        The Corporation does not hold or issue financial instruments for trading purposes.

        CREDIT RISK

        Credit risk concentration with respect to trade receivables is limited due to the Corporation's large client base.

12.     CHANGES IN NON-CASH OPERATING
        WORKING CAPITAL ITEMS


                                                                   2001                 2000             1999
                                                           -------------------------------------------------------
                                                                  $                    $                 $
        Accounts receivable                                  (4,064,082)          (3,536,093)          31,532
        Due from affiliated company                                   -                4,537          182,574
        Inventories                                              (1,683)               4,042          181,046
        Prepaid expenses                                       (276,945)            (102,396)         120,823
        Accounts payable and
           accrued liabilities                                1,778,911            1,360,659              376
------------------------------------------------------------------------------------------------------------------
        Changes in non-cash operating
           working capital items                             (2,563,799)          (2,269,251)         516,351
==================================================================================================================

SAND TECHNOLOGY INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED JULY 31, 2001, 2000 AND 1999
(in Canadian dollars)
================================================================================

13.     SUBSEQUENT EVENT

        On October 10, 2001, the Corporation announced an open market share repurchase program under which it may repurchase, up to a maximum of 659,160 of its outstanding Class A Common Shares from October 15, 2001 to October 15, 2002.

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

SAND TECHNOLOGY INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED JULY 31, 2001, 2000 AND 1999
(in Canadian dollars)
================================================================================

15.     RECONCILIATION OF CANADIAN AND UNITED STATES
        GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (CONTINUED)

        The following table presents net earnings and earnings per share in accordance with U.S. GAAP on a pro forma basis giving effect to the pro forma compensation expense relating to stock options granted to employees, in accordance with FAS 123.


        ----------------------------------------- -------------------- -------------------- --------------------
                                                     July 31, 2001        July 31, 2000        July 31, 1999
                                                           $                    $                    $
        ----------------------------------------- -------------------- -------------------- --------------------
         Net (loss) reported                           (8,522,676)          (2,866,907)          (4,960,964)
        ----------------------------------------- -------------------- -------------------- --------------------
         Pro forma compensation benefit
         (expense)                                       (875,375)              165,293            (315,265)
        ----------------------------------------- -------------------- -------------------- --------------------
         Pro forma net (loss)                          (9,398,051)          (2,701,614)          (5,276,229)
        ----------------------------------------- -------------------- -------------------- --------------------
         Pro forma basic (loss) per share                  (0.778)              (0.303)              (0.619)
        ----------------------------------------- -------------------- -------------------- --------------------


        The Corporation recognized compensation benefit of $165,293 in 2000. The benefit resulted from the reversal of previously recorded stock compensation expense on the forfeiture of unexercised options. The 2000 benefit is reconciled as follows: (1) stock compensation expense $451,711 for employee based stock option plans in accordance with FAS 123 and (2) reversal of previously recorded stock compensation expense on the forfeiture of unexercised option of $617,004.

        FAS 123 requires that pro forma compensation expense be recognized over the vesting period based on the fair value of options granted to employees. The pro forma compensation expense presented above has been estimated using the Black Scholes option pricing model. In order to perform the calculation the following weighted average assumptions were made for fiscal years 2000, 1999 and 1998:


       ---------------------------------------- -------------------- -------------------- --------------------
                                                   July 31, 2001        July 31, 2000        July 31, 1999
                                                         $                    $                    $
       ---------------------------------------- -------------------- -------------------- --------------------
        Risk-free interest rate                        4.93%                5.90%                5.68%
       ---------------------------------------- -------------------- -------------------- --------------------
        Dividend yield                                    0%                   0%                   0%
       ---------------------------------------- -------------------- -------------------- --------------------
        Volatility factor of the expected
        market price of the Corporation's
        common stock                                     81%                  97%                  94%
       ---------------------------------------- -------------------- -------------------- --------------------
        Term to maturity                             7 years              7 years              7 years
       ---------------------------------------- -------------------- -------------------- --------------------


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

SAND TECHNOLOGY INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED JULY 31, 2001, 2000 AND 1999
(in Canadian dollars)
================================================================================

15.     RECONCILIATION OF CANADIAN AND UNITED STATES
        GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (CONTINUED)

        NEW STANDARDS

        In October 2001, the FASB issued SFAS No. 144 "Accounting for the Impairment or Disposal of Long-Lived Assets" which resolves significant implementation issues related to FASB Statement No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of, and supersedes the accounting and reporting provisions of APB Opinion No. 30, Reporting the Results of Operations - Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions, for the disposal of a business segment. SFAS 144 is effective for fiscal years beginning after December 15, 2001, and interim periods within those fiscal years, with early application encouraged. The impact of adoption of SFAS 144 on Sand's financial position and results of operations is not expected to be material.

ITEM 19.     EXHIBITS


EXHIBITS
          3.1*           Articles of Incorporation, as amended on December 20,
                         1996 and December 31, 1996

          3.2**          Amendment to Articles of Incorporation dated January 1,
                         2000.

          10.1***        Sand Technology Systems International Inc. 1996 Stock
                         Option Plan

          10.2****       Sand Technology Systems International Inc. 1998 Stock
                         Option Plan

          10.3** Common Share Purchase Agreement dated May 26, 2000 between Registrant and Sundowner Investments Limited

          10.4** Registration Rights Agreement dated May 26, 2000 between Registrant and Sundowner Investments Limited

          10.5**         Common Shares and Warrants Purchase Agreement dated
                         May 24, 2000 between the Registrant and AMRO
                         International, S.A.

          10.6**         Amendment to Common Share Purchase Agreement dated
                         June 26, 2000 between the Registrant and Sundowner
                         Investments Limited

          10.7*****      Agreement dated July 31, 2000 between the Registrant
                         and Nucleus International Corporation

          10.8******     Heads of Agreement dated November 6, 2000 between the
                         Registrant, Ladenburg Thalmann & Co. Inc., Sundowner
                         Investments Limited and AMRO International S.A.

          10.9******     Purchase Agreement dated November 22, 2000 with Sprott
                         Securities Inc.

          10.10******    Escrow Agreement dated November 22, 2000 among the
                         Registrant, Sprott Securities and Aird & Berlis

          10.11******    Escrow Agreement dated November 28, 2000 among the
                         Registrant, Sprott Securities and Aird & Berlis

          11.1           Statement detailing computation of per share earnings


          21.1           Subsidiaries

          23             Consent of Deloitte & Touche

----------------------------------------------

* Incorporated by reference from the Registrant's Form 20-F Annual Report for the fiscal year ending July 31, 1996.

** Incorporated by reference from Amendment No. 1 to the Registrant's Form F-2 Registration Statement (333-12216) filed on August 18, 2000.

*** Incorporated by reference from the Registrant's Form S-8 Registration Statement (333- 7462).

**** Incorporated by reference from the Registrant's Form S-8 Registration Statement (333- 8538).

***** Incorporated by reference from the Registrant's Form 20-F Annual Report for the fiscal year ending July 31, 2000.

****** Incorporated by reference from the Registrant's Form F-3 Registration
       Statement (333- 51014).

                                   SIGNATURES


The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and has duly caused and authorized the undersigned to sign this Annual Report on Form 20-F on its behalf.



                                        SAND TECHNOLOGY INC.





                                        /S/ Arthur G. Ritchie
                                        ---------------------------------------
January 28, 2002                        Arthur G. Ritchie
                                        Chairman of the Board,
                                        President and Chief Executive
                                        Officer