Form 20-F/A
period 2001-07-31
SAND TECHNOLOGY INC
filed 2002-01-31
CIK 753050

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                   FORM 20-F/A

                       AMENDMENT TO APPLICATION OR REPORT
                Filed Pursuant to Section 12, 13, or 15(d) of the
                             SECURITIES EXCHANGE ACT



                              SAND TECHNOLOGY INC.
              (Formerly Sand Technology Systems International Inc.)
             (Exact name of registrant as specified in its charter)

                                 AMENDMENT NO. 1

     The undersigned registrant hereby amends the following item of its Annual Report on Form 20-F for the fiscal year ended July 31, 2001 as set forth in the attached pages hereto:

     Part III.     Item 18  Financial Statements


     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has caused this amendment to be signed on its behalf by the undersigned, thereunto duly authorized.


                                       SAND TECHNOLOGY, INC.

                                       /s/Arthur G. Ritchie
                                       -------------------------------------
January 31, 2002                       Arthur G. Ritchie
                                       Chairman of the Board
                                       President and Chief Executive Officer

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


AUDITORS' REPORT

To the Board of Directors of
Sand Technology Inc.

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

With respect to the consolidated financial statements for the year ended July 31, 2001, we conducted our audit in accordance with Canadian generally accepted auditing standards and auditing standards generally accepted in the United States of America. With respect to the consolidated financial statements for the each of the years in the two-year period ended July 31, 2001 we conducted our audits in accordance with Canadian generally accepted auditing standards. These standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Corporation as at July 31, 2001 and 2000 and the results of its operations and its cash flows for each of the three years ended July 31, 2001, 2000 and 1999 in accordance with Canadian generally accepted accounting principles.

/s/ DELOITTE & TOUCHE LLP
October 29, 2001

COMMENTS BY AUDITORS FOR U.S. READERS ON CANADA - U.S. REPORTING DIFFERENCES

In the United States of America, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) outlining changes in accounting principles that have been implemented in the financial statements. Although we conducted our audit in accordance with both Canadian generally accepted auditing standards and United states generally accepted auditing standards our report to the Directors dated October 29, 2001 is expressed in accordance with Canadian reporting standards which do not require a reference to such a change in accounting principles in the auditors report when the change is properly accounted for and adequately disclosed in the financial statements. In fiscal 2001, the Corporation implemented the recommendations of CICA Handbook section 3465, Accounting for Income Taxes. The impact of this change in accounting policy is as set out in Note 1 to the consolidated financial statements.

/s/ DELOITTE & TOUCHE LLP
October 29, 2001

----------
DELOITTE
TOUCHE
TOCHMATSU
----------

SAND TECHNOLOGY INC.
CONSOLIDATED BALANCE SHEETS
AS AT JULY 31, 2001 AND 2000
(IN CANADIAN DOLLARS)

============================================================================================
                                                                2001                 2000
--------------------------------------------------------------------------------------------
                                                                  $                    $
ASSETS
Current assets
    Cash                                                        543,529              664,918
    Investments                                              17,945,178            1,722,194
    Accounts receivable                                       8,415,870            4,351,788
    Inventories                                                  44,783               43,100
    Prepaid expenses                                            391,488              114,543
    Loan bearing interest at 8%                                 100,000              100,000
--------------------------------------------------------------------------------------------
                                                             27,440,848            6,996,543

Capital assets (Note 3)                                       1,506,303              140,104
Acquired technology (Note 4)                                    985,133            1,934,114
--------------------------------------------------------------------------------------------
                                                             29,932,284            9,070,761
============================================================================================

LIABILITIES
Current liabilities
    Accounts payable and accrued liabilities                  3,401,650            1,622,739
    Deferred revenue                                          1,835,260              382,036
    Current portion of balance of purchase price (Note 5)             -              517,300
--------------------------------------------------------------------------------------------
                                                              5,236,910            2,522,075
--------------------------------------------------------------------------------------------

Commitments (Note 8)

SHAREHOLDERS' EQUITY
    Common stock (Note 6)
        Authorized
           An unlimited number of Class "A" common shares,
               without par value
        Issued and outstanding
           13,153,427 common shares (9,627,145 in 2000)      39,125,112           12,455,748
    Deficit                                                 (14,429,738)          (5,907,062)
--------------------------------------------------------------------------------------------
                                                             24,695,374            6,548,686
--------------------------------------------------------------------------------------------
                                                             29,932,284            9,070,761
============================================================================================

              See notes to the consolidated financial statements.

SAND TECHNOLOGY INC.
CONSOLIDATED STATEMENTS OF OPERATIONS
YEARS ENDED JULY 31, 2001, 2000 AND 1999
(IN CANADIAN DOLLARS)

========================================================================================================
                                                       2001                2000                  1999
--------------------------------------------------------------------------------------------------------
                                                         $                   $                     $

NET SALES                                           11,258,528            6,895,016            2,091,067
Cost of sales and product support                   (3,498,847)          (2,343,191)            (345,265)
Research and development costs                      (3,347,988)          (3,790,025)          (3,871,534)
Selling, general and
    administrative expenses                         (4,458,200)         (13,307,854)          (7,836,833)
Net interest and profits on sale of
    investments                                        617,903               84,568              436,113
--------------------------------------------------------------------------------------------------------
Loss from operations                                (8,278,258)          (6,990,465)          (6,147,819)

Profit on sale of affiliated company (Note 2)                -            3,792,296                    -
Equity earnings of affiliated company (Note 2)               -              283,510            1,170,499
Foreign exchange gain (loss)                          (244,418)              47,752               16,356
--------------------------------------------------------------------------------------------------------

Loss before income taxes                            (4,960,964)          (8,522,676)          (2,866,907)

Income taxes (Note 7)                                        -                    -                    -
--------------------------------------------------------------------------------------------------------
NET LOSS                                            (4,960,964)          (8,522,676)          (2,866,907)
========================================================================================================

Loss per share                                          (0.706)              (0.321)              (0.582)
========================================================================================================

Weighted average number of
    shares outstanding                              12,079,359            8,919,211            8,522,873
========================================================================================================

              See notes to the consolidated financial statements.

SAND TECHNOLOGY INC.
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
YEARS ENDED JULY 31, 2001, 2000 AND 1999
(IN CANADIAN DOLLARS)


==================================================================================================================
                                                                                                        Retained
                                       Exchange                      Common stock                       earnings
                                         rate                   Shares              Amount              (deficit)
                                     -----------------------------------------------------------------------------
                                          US$                                          $                     $

BALANCE, JULY 31, 1998                   0.66                 8,520,206            8,725,920             1,920,809

Net loss                                                              -                    -            (4,960,964)

Exercise of stock options                0.69                     8,000               55,415                     -
-------------------------------------------------------------------------------------------------------------------
BALANCE, JULY 31, 1999                   0.66                 8,528,206            8,781,335            (3,040,155)

Net loss                                                              -                    -            (2,866,907)

Exercise of stock options                0.68                   520,000              335,130                     -

Private placement                        0.68                   315,789            1,885,723                     -


Balance of purchase price
    exchanged for shares                                        263,150            1,453,560                     -
-------------------------------------------------------------------------------------------------------------------
BALANCE, JULY 31, 2000                   0.68                 9,627,145           12,455,748            (5,907,062)

Net loss                                                              -                    -            (8,522,676)

Exercise of stock options                0.66                    40,000               77,608                     -

Common share equity line                 0.66                   586,282            2,264,483                     -

Private placement                        0.66                 2,900,000           24,327,273                     -

-------------------------------------------------------------------------------------------------------------------
BALANCE, JULY 31, 2001                   0.65                13,153,427           39,125,112           (14,429,738)
===================================================================================================================

              See notes to the consolidated financial statements.

SAND TECHNOLOGY INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
YEARS ENDED JULY 31, 2001, 2000 AND 1999
(IN CANADIAN DOLLARS)


==================================================================================================================
                                                                2001                2000                 1999
------------------------------------------------------------------------------------------------------------------
                                                                  $                   $                    $

OPERATING ACTIVITIES
    Net loss                                                 (8,522,676)          (2,866,907)          (4,960,964)
    Items not affecting cash
        Depreciation of equipment                               211,418               94,704              109,814
        Amortization of acquired technology                     948,981              948,981              174,198
        Equity earnings of affiliated company (Note 2)                -             (283,510)          (1,170,499)
        Profit on sale of affiliated company                          -           (3,792,296)                   -
    Changes in non-cash operating
        working capital items (Note 12)                      (2,563,799)          (2,269,251)             516,351
------------------------------------------------------------------------------------------------------------------
                                                             (9,926,076)          (8,168,279)          (5,331,100)
------------------------------------------------------------------------------------------------------------------

INVESTING ACTIVITIES
    Net (increase) decrease in short-term investments       (16,222,984)            (836,754)           3,634,391
    Proceeds on sale of affiliated company                            -            7,295,476                    -
    Dividend from affiliated company (Note 2)                         -                    -            1,600,000
    Purchase of equipment                                    (1,577,617)             (53,352)             (81,283)
------------------------------------------------------------------------------------------------------------------
                                                            (17,800,601)           6,405,370            5,153,108
------------------------------------------------------------------------------------------------------------------

FINANCING ACTIVITIES
    Issue of common shares                                   26,669,364            2,220,853               55,415
    Deferred revenue                                          1,453,224              382,036                    -
    Repayment of balance of purchase price                     (517,300)            (299,140)                   -
------------------------------------------------------------------------------------------------------------------
                                                             27,605,288            2,303,749               55,415
------------------------------------------------------------------------------------------------------------------

Net cash inflow (outflow)                                      (121,389)             540,840             (122,577)
Cash, beginning of year                                         664,918              124,078              246,655
------------------------------------------------------------------------------------------------------------------
CASH, END OF YEAR                                               543,529              664,918              124,078
=================================================================================================================

There were no interest or income taxes paid during the three-year period ended July 31 2001.

              See notes to the consolidated financial statements.

SAND TECHNOLOGY INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED JULY 31, 2001, 2000 AND 1999
(IN CANADIAN DOLLARS)
-------------------------------------------------------------------------------

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

SAND TECHNOLOGY INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED JULY 31, 2001, 2000 AND 1999
(IN CANADIAN DOLLARS)
-------------------------------------------------------------------------------

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

SAND TECHNOLOGY INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED JULY 31, 2001, 2000 AND 1999
(IN CANADIAN DOLLARS)
-------------------------------------------------------------------------------

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

SAND TECHNOLOGY INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED JULY 31, 2001, 2000 AND 1999
(IN CANADIAN DOLLARS)
-------------------------------------------------------------------------------

2. INVESTMENT IN AFFILIATED COMPANY (CONTINUED)

                                                                                     March 31,
                                                                                       1999
                                                                                   ------------
                                                                                         $
        Financial position
          Current assets                                                            17,309,867
          Current liabilities                                                       12,120,456
-----------------------------------------------------------------------------------------------

       Working capital                                                               5,189,411
        Other assets                                                                 6,476,403
-----------------------------------------------------------------------------------------------
                                                                                    11,665,814
        Other liabilities                                                            4,291,312
-----------------------------------------------------------------------------------------------
        Equity                                                                       7,374,502
===============================================================================================

        Results of operations
          Revenue                                                                   51,130,495
          Operating expenses and income taxes                                       48,506,953
-----------------------------------------------------------------------------------------------
        Net earnings                                                                 2,623,542
===============================================================================================

        Dividends paid                                                               4,000,000


                                               20-day period               4-month period
                                                   ended                        ended
                                                August 20,                    July 31,
                                                   1999                         1999
                                               -----------------------------------------
                                                     $                            $
        Results of operations
          Revenue                                4,372,657                   14,619,371
          Operating expenses and
              income taxes                       3,663,882                   13,944,698
----------------------------------------------------------------------------------------
        Net earnings                               708,775                      674,673
========================================================================================


                                                   July 31,             July 31,
                                                     2000                 1999
                                                  ------------------------------
                                                       $                    $

        Equity earnings for the year                283,510            1,170,499
================================================================================

        Carrying value of
          investment as at July 31                        -            3,219,670
================================================================================

SAND TECHNOLOGY INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED JULY 31, 2001, 2000 AND 1999
(IN CANADIAN DOLLARS)
-------------------------------------------------------------------------------

3.      CAPITAL ASSETS

                                                                 2001                                      2000
                                         ----------------------------------------------------          -----------
                                                              Accumulated            Net Book            Net Book
                                            Cost             Depreciation              Value               Value
                                         ---------           ------------           ----------         -----------
                                              $                    $                    $                    $
        Furniture and equipment            977,833              418,024              559,809              121,876
        Computer equipment                 587,454              216,843              370,611               18,228
        Leasehold improvements             612,399               36,516              575,883                    -
------------------------------------------------------------------------------------------------------------------
                                         2,177,686              671,383            1,506,303              140,104
==================================================================================================================

4.      ACQUIRED TECHNOLOGY

                                                                 2001                                      2000
                                         ----------------------------------------------------          -----------
                                                              Accumulated            Net Book            Net Book
                                            Cost             Depreciation              Value               Value
                                         ---------           ------------           ----------         -----------
                                              $                    $                    $                    $
        Product source codes             2,993,042            2,007,909              985,133            1,934,114
==================================================================================================================

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

SAND TECHNOLOGY INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED JULY 31, 2001, 2000 AND 1999
(IN CANADIAN DOLLARS)
-------------------------------------------------------------------------------

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

SAND TECHNOLOGY INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED JULY 31, 2001, 2000 AND 1999
(IN CANADIAN DOLLARS)
-------------------------------------------------------------------------------

6.      COMMON STOCK (CONT'D)

        Under the Corporation's Share Option Plan, 1996 Stock Incentive Plan and 1996 Stock Option Plan, exercise of the options granted is generally restricted to a maximum of 20% of the options granted per annum beginning one year after each grant date and expiring 10 years after. A maximum of 1,896,000 common shares is reserved for issuance under each of these plans. The Corporation has the following outstanding options as at July 31, 2001 and 2000:


           -------  ----------------------------        ---------- ----------- ---------- ----------
                                                                      Price
                                                                      range         Outstanding
                                                         Options    per share     2001       2000
           Granted        Plan                           Granted       US$
           -------  ----------------------------        ---------- ----------- ---------- ----------
           1996     1996 Stock Option Plan               440,000     0.69 to    252,000    296,000
                                                                        3.38
           1996     1996 Stock Incentive Plan            400,000        5.00     36,000     36,000
           1997     1996 Stock Option Plan                80,000        5.56     80,000     80,000
           1998     1996 Stock Option Plan                62,500     4.00 to     52,500     52,500
                                                                        5.50
           1998     1996 Stock Incentive Plan            187,500     3.75 to     65,500     66,500
                                                                        8.38
           1999     1996 Stock Option Plan               142,000     5.75 to     79,500     79,500
                                                                        7.00
           1999     1996 Stock Incentive Plan            107,000     5.00 to     85,250     92,250
                                                                        7.56
           2000     1996 Stock Option Plan               172,000     5.00 to    159,000    166,500
                                                                       6.313
           2000     1996 Stock Incentive Plan             99,250     3.63 to     71,750     92,750
                                                                        8.63
           2001     1996 Stock Option Plan               153,250     5.00 to    153,250          -
                                                                        6.81
           2001     1996 Stock Incentive Plan            362,500        5.00    356,500          -
           -------  ----------------------------        ---------- ----------- ---------- ----------

        At July 31, 2001, there were 534,850 exercisable options outstanding to purchase common shares at prices ranging from US$0.69 to $8.38 per share.

SAND TECHNOLOGY INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED JULY 31, 2001, 2000 AND 1999
(IN CANADIAN DOLLARS)
-------------------------------------------------------------------------------

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

8.      COMMITMENTS

        LEASE COMMITMENTS

        Minimum lease payments for office premises under non-cancellable operating leases for the next five years are as follows: $


         2002                           590,899
         2003                           548,342
         2004                           421,855
         2005                           385,937
         2006                           385,937
         --------------------------------------
                                      2,332,970
         ======================================

SAND TECHNOLOGY INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED JULY 31, 2001, 2000 AND 1999
(IN CANADIAN DOLLARS)
-------------------------------------------------------------------------------

9.      RELATED PARTY TRANSACTION

        One of the Corporation's directors was also the president of Nucleus International Corporation, the Company from which the Corporation acquired the Nucleus rights.

        The Corporation believes that the related party transaction described above was on terms as fair to the Corporation as could have been obtained from unaffiliated third parties

10.     SEGMENTED INFORMATION

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

      ---------------------------------------------------------------------------
                                                North America            Europe
      ---------------------------------------------------------------------------
      2001
      Net sales                                    3,313,856            7,944,672
      Income (loss) before taxes                  (8,930,339)             407,663
      Identifiable assets                         21,869,267            8,063,017

      ---------------------------------------------------------------------------
      2000
      Net sales                                    2,265,340            4,629,676
      Income (loss) before taxes                  (3,352,230)             485,323
      Identifiable assets                          5,639,068            3,431,693
      ---------------------------------------------------------------------------

SAND TECHNOLOGY INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED JULY 31, 2001, 2000 AND 1999
(IN CANADIAN DOLLARS)
-------------------------------------------------------------------------------

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

        CREDIT RISK

        Credit risk concentration with respect to trade receivables is limited due to the Corporation's large client base.

12.     CHANGES IN NON-CASH OPERATING
        WORKING CAPITAL ITEMS

                                                 2001                 2000                 1999
                                            -------------------------------------------------------
                                                   $                    $                    $

        Accounts receivable                   (4,064,082)          (3,536,093)              31,532
        Due from affiliated company                    -                4,537              182,574
        Inventories                               (1,683)               4,042              181,046
        Prepaid expenses                        (276,945)            (102,396)             120,823
        Accounts payable and
           accrued liabilities                 1,778,911            1,360,659                  376
---------------------------------------------------------------------------------------------------
        Changes in non-cash operating
           working capital items              (2,563,799)          (2,269,251)             516,351
===================================================================================================

SAND TECHNOLOGY INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED JULY 31, 2001, 2000 AND 1999
(IN CANADIAN DOLLARS)
-------------------------------------------------------------------------------

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

SAND TECHNOLOGY INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED JULY 31, 2001, 2000 AND 1999
(IN CANADIAN DOLLARS)
-------------------------------------------------------------------------------

15.     RECONCILIATION OF CANADIAN AND UNITED STATES
        GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (CONTINUED)

        The following table presents net earnings and earnings per share in accordance with U.S. GAAP on a pro forma basis giving effect to the pro forma compensation expense relating to stock options granted to employees, in accordance with FAS 123.

        -----------------------------------------     ---------------      ---------------      ---------------
                                                        July 31, 2001        July 31, 2000        July 31, 1999
                                                               $                    $                    $
        -----------------------------------------     ---------------      ---------------      ---------------
         Net (loss) reported                              (8,522,676)          (2,866,907)          (4,960,964)
        -----------------------------------------     ---------------      ---------------      ---------------
         Pro forma compensation benefit
         (expense)                                          (875,375)             165,293             (315,265)
        -----------------------------------------     ---------------      ---------------      ---------------
         Pro forma net (loss)                             (9,398,051)          (2,701,614)          (5,276,229)
        -----------------------------------------     ---------------      ---------------      ---------------
         Pro forma basic (loss) per share                     (0.778)              (0.303)              (0.619)
        -----------------------------------------     ---------------      ---------------      ---------------

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

        FAS 123 requires that pro forma compensation expense be recognized over the vesting period based on the fair value of options granted to employees. The pro forma compensation expense presented above has been estimated using the Black Scholes option pricing model. In order to perform the calculation the following weighted average assumptions were made for fiscal years 2000, 1999 and 1998:

        -----------------------------------------     ---------------      ---------------      ---------------
                                                        July 31, 2001        July 31, 2000        July 31, 1999
                                                               $                    $                    $
        -----------------------------------------     ---------------      ---------------      ---------------
        Risk-free interest rate                              4.93%                5.90%                5.68%
        -----------------------------------------     ---------------      ---------------      ---------------
        Dividend yield                                          0%                   0%                   0%
        -----------------------------------------     ---------------      ---------------      ---------------
        Volatility factor of the expected
        market price of the Corporation's
        common stock                                           81%                  97%                  94%
        -----------------------------------------     ---------------      ---------------      ---------------
        Term to maturity                                   7 years              7 years              7 years
        -----------------------------------------     ---------------      ---------------      ---------------

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

SAND TECHNOLOGY INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED JULY 31, 2001, 2000 AND 1999
(IN CANADIAN DOLLARS)
-------------------------------------------------------------------------------

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