Form 20-F/A
period 2001-07-31
SAND TECHNOLOGY INC
filed 2002-02-01
CIK 753050

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

                                 AMENDMENT NO. 2

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


                                       SAND TECHNOLOGY, INC.

                                       /s/Arthur G. Ritchie
                                       -------------------------------------
February 1, 2002                       Arthur G. Ritchie
                                       Chairman of the Board
                                       President and Chief Executive Officer

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

With respect to the consolidated financial statements for the year ended July 31, 2001, we conducted our audit in accordance with Canadian generally accepted auditing standards and auditing standards generally accepted in the United States of America. With respect to the consolidated financial statements for each of the years in the two-year period ended July 31, 2001 we conducted our audits in accordance with Canadian generally accepted auditing standards. These standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

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

SAND TECHNOLOGY INC.
CONSOLIDATED STATEMENTS OF OPERATIONS
YEARS ENDED JULY 31, 2001, 2000 AND 1999
(IN CANADIAN DOLLARS)

========================================================================================================
                                                       2001                2000                  1999
--------------------------------------------------------------------------------------------------------
                                                         $                   $                     $

NET SALES                                           11,258,528            6,895,016            2,091,067
Cost of sales and product support                   (3,498,847)          (2,343,191)            (345,265)
Research and development costs                      (3,347,988)          (3,790,025)          (3,871,534)
Selling, general and
    administrative expenses                        (13,307,854)          (7,836,833)          (4,458,200)
Net interest and profits on sale of
    investments                                        617,903               84,568              436,113
--------------------------------------------------------------------------------------------------------
Loss from operations                                (8,278,258)          (6,990,465)          (6,147,819)

Profit on sale of affiliated company (Note 2)                -            3,792,296                    -
Equity earnings of affiliated company (Note 2)               -              283,510            1,170,499
Foreign exchange gain (loss)                          (244,418)              47,752               16,356
--------------------------------------------------------------------------------------------------------

Loss before income taxes                            (8,522,676)          (2,866,907)          (4,960,964)

Income taxes (Note 7)                                        -                    -                    -
--------------------------------------------------------------------------------------------------------
NET LOSS                                            (8,522,676)          (2,866,907)          (4,960,964)
========================================================================================================

Loss per share                                          (0.706)              (0.321)              (0.582)
========================================================================================================

Weighted average number of
    shares outstanding                              12,079,359            8,919,211            8,522,873
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
      ---------------------------------------------------------------------------

SAND TECHNOLOGY INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED JULY 31, 2001, 2000 AND 1999
(IN CANADIAN DOLLARS)
-------------------------------------------------------------------------------

11.     FINANCIAL INSTRUMENTS

        FAIR VALUE

        At July 31, 2001, the estimated fair market value of cash, accounts receivable, loan and accounts payable and accrued liabilities is equal to the book value, given the short-term nature of these items.

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

        FAS 123 requires that pro forma compensation expense be recognized over the vesting period based on the fair value of options granted to employees. The pro forma compensation expense presented above has been estimated using the Black Scholes option pricing model. In order to perform the calculation the following weighted average assumptions were made for fiscal years 2001, 2000 and 1999:

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