Form 20-F
period 2002-07-31
SAND TECHNOLOGY INC
filed 2003-01-30
CIK 753050

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

           For the fiscal year ended July 31, 2002
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

                       CLASS A COMMON SHARES - 13,209,427

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

                            Yes  X                   No
                               -----                   -----

           Indicate by check mark which financial statement item the registrant has elected to follow.

                            Item 17                  Item 18  X
                                   -----                    -----

                                TABLE OF CONTENTS

PART I..........................................................................3
         ITEM 1. Identity of Directors, Senior Management and Advisers..........3
         ITEM 2. Offer Statistics and Expected Timetable........................3
         ITEM 3. Key Information................................................3
         ITEM 4. Information on the Company....................................14
         ITEM 5. Operating and Financial Review and Prospects..................19
         ITEM 6. Directors, Senior Management and Employees....................27
         ITEM 7. Major Shareholders and Related Party Transactions.............34
         ITEM 8. Consolidated Statements and Other Financial Information.......35
         ITEM 9. The Offer and Listing.........................................35
         ITEM 10. Additional Information.......................................37
         ITEM 11. Quantitative and Qualitative Disclosures About Market Risk...46
         ITEM 12. Description of Securities Other than Equity Securities.......46


PART II........................................................................46
         ITEM 13. Defaults, Dividend Arrearages and Deliquencies...............46
         ITEM 14. Material Modifications to the Rights of Security Holders
                  and Use Of Proceeds..........................................47


PART III.......................................................................47
         ITEM 17. Financial Statements.........................................47
         ITEM 18. Financial Statements.........................................47
         ITEM 19. Exhibits.....................................................66

            CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

     This Annual Report on Form 20-F includes forward-looking statements that involve risks and uncertainties. These statements relate to future events or our future financial performance. We use words like "believe", "anticipate", "expect", "may", "project", "hope", "intend", "should", "plan", "estimate", "potential", "continue", and similar expressions to help identify these forward-looking statements. These statements are only predictions. Such statements are intended to be subject to the safe harbor protections of the Securities Act of 1933 and of the Securities Exchange Act of 1934. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of many factors. Such factors include, among others, the matters described in Item 3 - "Risk Factors" and Item 5 - "Trend Information". Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date made. Except as required by applicable laws, we do not intend to publish updates or revisions of any forward-looking statement we make to reflect new information, future events or otherwise.
                                     * * *

Nucleus, Nucleus Server, N:VECTOR and MPSO are registered trademarks of Sand Technology Inc. and Nucleus Exploration Mart, Nucleus Exploration Warehouse, Nucleus Virtual Database (VDB), NUCLEUS POWERED!, Nucleus E!, Nucleus Adviser, Sand Analytic Server, Analytics @ the Speed of Business, and ClarityBlue are trademarks of Sand Technology Inc. Other trademarks are the property of their respective owners.

                                     PART I

ITEM 1            IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

                  Not Applicable


ITEM 2            OFFER STATISTICS AND EXPECTED TIMETABLE

                  Not Applicable


ITEM 3            KEY INFORMATION

A.  SELECTED FINANCIAL DATA

     Our audited consolidated financial statements for the 2002 fiscal year and the notes relating to them (the "Financial Statements") which are included at
Item 18 are presented in accordance with Canadian generally accepted accounting principles ("Canadian GAAP"). The monetary figures throughout this Annual Report on Form 20-F are presented consistent with Canadian GAAP except where otherwise indicated.

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

                                             (Dollars in Thousands (000's) except for Per Share Data and Rates of Exchange)
                                                                         FISCAL YEAR ENDED
                                         -----------------------------------------------------------------------------------
                                            7/31/02           7/31/01        7/31/00            7/31/99          7/31/98
                                         ---------------    ------------   -------------     --------------   --------------
                                               CA               CA             CA                 CA               CA
Rates of exchange
   At period end -- US$                       $1.58            $1.53           $1.49             $1.51            $1.52
   Average for the period                     $1.57            $1.52           $1.47             $1.51            $1.43

Results of Operations
   Net Sales                                $13,922          $11,259          $6,895            $2,091           $3,088
   Research and Development Costs           ($4,888)         ($3,924)        ($4,006)          ($3,872)         ($2,080)
   Selling, General and Administrative
   Expenses                                ($16,589)        ($11,413)        ($6,668)          ($4,458)         ($2,923)
   Cost of Sales and Product Support        ($7,423)         ($5,068)        ($3,249)            ($345)           ($662)

Net Loss                                   ($14,812)         ($8,523)        ($2,867)          ($4,961)           ($907)

Financial Position
   Working Capital                           $7,562          $22,204          $4,475            $1,427           $6,000
   Total Assets                             $15,528          $29,932          $9,071            $8,273          $10,908
   Total Liabilities                         $5,584           $5,237          $2,522            $2,532             $262
   Shareholders Equity                       $9,944          $24,695          $6,549            $5,741          $10,647

Loss per Share                               ($1.12)          ($0.71)         ($0.32)           ($0.58)          ($0.11)
Weighted Average Number of Shares
outstanding during each period (000's)       13,186           12,079           8,919             8,523            8,520

      The same data, presented in conformity with US GAAP, is shown below.

                                            (Dollars in Thousands (000's) except for Per Share Data and Rates of Exchange)
                                                                      Fiscal Year Ended
                                  ------------------------------------------------------------------------------------------

                                      7/31/02           7/31/01            7/31/00           7/31/99            7/31/98
                                  ----------------  ------------------------------------------------------------------------
                                        CA                CA                 CA                 CA                CA
Rates of exchange
   At period end -- US$                $1.58              $1.53                $1.49           $1.51               $1.52
   Average for the period              $1.57              $1.52                $1.47           $1.51               $1.43

Results of Operations
   Net Sales                         $13,922            $11,259               $6,895          $2,091              $3,088
   Research and Development Costs    ($4,888)           ($3,924)             ($4,006)        ($3,872)            ($2,080)
   Selling, General and
   Administrative Expenses          ($16,589)          ($11,413)             ($6,668)        ($4,458)            ($2,923)
   Cost of Sales and Product
   Support                           ($7,423)           ($5,068)             ($3,249)          ($345)              ($662)

Net Loss                            ($14,812)           ($8,523)             ($2,867)        ($4,961)              ($907)

Financial Position
   Working Capital                    $7,562            $22,204               $4,475          $1,427              $6,000
   Total Assets                      $15,528            $29,932               $9,071          $8,273             $10,908
   Total Liabilities                  $5,584             $5,237               $2,522          $2,532                $262
   Shareholders Equity                $9,944            $24,695               $6,549          $5,741             $10,647

Loss per Share                        ($1.12)            ($0.71)              ($0.32)         ($0.58)             ($0.11)
Weighted Average Number of
Shares outstanding during each
period (000's)                        13,186             12,079                8,919           8,523               8,520

EXCHANGE RATES

     Unless otherwise specified, all dollar amounts set forth in this Annual Report on Form 20-F are expressed in Canadian dollars. Set forth below are the high and low exchange rates for each month in the prior six months and the average rates (average of the exchange rate on the last business day of each month during the period) for the prior five fiscal years for the U.S. dollar expressed in Canadian dollars, based on the noon buying rate in New York City for cable transfers payable in Canadian dollars as certified for custom purposes by the Federal Reserve Bank of New York:

Canadian Equivalent of U.S. $1.00

Month Ended                 High                 Low
-----------                 ----                 ---
December 2002             $1.5800              $1.5478
November 2002             $1.5903              $1.5328
October 2002              $1.5945              $1.5607
September 2002            $1.5863              $1.5545
August 2002               $1.5963              $1.5523
July 2002                 $1.5880              $1.5190

                                                                       Year Ended July 31
                                                                       ------------------
                                               2002            2001           2000            1999             1998
                                               ----            ----           ----            ----             ----
Average                                        $1.57          $1.52           $1.47           $1.51            $1.43

On January 28 , 2003, the exchange rate was CDN $1.5359 for U.S. $1.00.


B.  CAPITALIZATION AND INDEBTEDNESS

                  Not applicable.


C.  REASONS FOR THE OFFER AND USE OF PROCEEDS

                  Not applicable.


D.  RISK FACTORS

     In addition to the other information in this Annual Report on Form 20-F, the following factors should be considered in evaluating Sand and our business. The risks and uncertainties described below are not the only ones facing us. Additional risks and uncertainties of which we are not presently aware or that we currently consider immaterial, may also impair our business, our operating results and financial condition.

RISKS ASSOCIATED WITH OUR FINANCIAL RESULTS

o WE HAVE NOT BEEN PROFITABLE IN OUR LAST FIVE FISCAL YEARS AND WE HAVE SOLD SOME OF OUR LIQUID INVESTMENTS AND NON-CORE ASSETS TO FUND OUR BUSINESS OPERATIONS. WE MAY HAVE TO OBTAIN ADDITIONAL FINANCING TO FUND OUR FUTURE OPERATIONS.

     Because we have not been profitable in the past five years, we have had to fund our losses through a combination of sales of our liquid investments and non-core assets. We incurred losses of $906,722 in fiscal 1998, $4,960,964 in fiscal 1999, $2,866,907 in fiscal 2000, $8,522,676 in fiscal 2001 and
$14,812,001 in the fiscal year ended July 31, 2002. We may continue to incur losses in the near future and possibly longer. Our expenses materially increased as we grew our direct sales force and built our marketing efforts to address international and specific markets. If our efforts are not successful in continuing to create additional revenues, we may be unable to achieve profitability in the future. If we do not achieve profitability in the future, we would have to obtain additional financing or sell additional assets to fund our operations.

     We expect to continue to incur substantial operating expenses in the foreseeable future and our operating results will be adversely affected if our revenues do not increase. We must, among other things, continue to develop market awareness and acceptance of our products, increase the scope of our operations, respond to competitive developments, continue to attract, retain and motivate qualified personnel, and continue to commercialize products incorporating advanced technologies. These efforts may prove more expensive than we currently anticipate. We cannot assure you that we will be successful in addressing these risks, and the failure to do so would have a material adverse effect on our business, operating results and financial condition.

o WE CANNOT ASSURE YOU THAT WE WILL BE ABLE TO RAISE ANY ADDITIONAL FUNDING NEEDED TO FINANCE OPERATIONS.

     Our cash reserves were $5,958,011 on July 31, 2002. Our cash reserves were $18,488,707 on July 31, 2001, mainly as a result of a private placement in November 2000 of 2,900,000 Class A common shares of Sand for net cash proceeds of $24,327,273. On July 31, 2000, we had cash reserves of $2,387,112. If we do not have sufficient capital to fund our operations, we may be forced to discontinue product development, reduce our sales and marketing efforts or forego attractive business opportunities. Any of these outcomes could adversely impact our ability to respond to competitive pressures or prevent us from conducting all or a portion of our planned operations. If our available cash and existing sources of revenue are insufficient to fund our operations, we may need to raise additional funds, and additional financing may not be available on acceptable terms, if at all. If we issue additional equity securities to raise funds, the ownership percentage of the current shareholders will be reduced.

o OUR DIFFICULTY IN ACCURATELY FORECASTING OUR RESULTS FROM QUARTER TO QUARTER MAY AFFECT OUR CASH RESOURCES AND RESULT IN WIDE FLUCTUATIONS IN THE MARKET PRICE OF OUR STOCK.

     Our operating results have varied on a quarterly basis in the past and may fluctuate significantly in the future as a result of a variety of factors outside of our control. As a result, we may not be able to accurately predict our necessary cash expenditures during each quarter or obtain timely financing to cover any shortfalls. We also believe that period-to-period comparisons of our operating results are not meaningful and that one should not rely on any such comparisons as an indication of our future performance. In addition, it is likely that in one or more future quarters, our operating results will fall below the expectations of securities analysts and investors. In such event, the trading price of our Class A common shares could be materially harmed. When the market price of a company's stock drops significantly, shareholders often institute securities class action lawsuits against that company. A lawsuit against us could cause us to incur substantial costs and could divert the time and attention of our management and other resources.

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

o    WE PLAN TO FURTHER DEVELOP OUR DIRECT SALES FORCE.

     Though we plan to sell our products through a distribution network of value-added resellers, resellers and distributors located in the United States, Canada, the United Kingdom and Germany, direct sales will still play a key role in developing important reference accounts in new markets. Competition for sales personnel qualified for these positions is intense despite the current economic slowdown. Many of our competitors have substantially greater resources than we do or have dedicated greater resources to hiring qualified sales personnel. In addition, turnover among our sales force tends to slow sales efforts until replacement personnel are recruited and trained. We may not be able to attract and retain the sales and marketing personnel we desire, even after spending significant resources to do so, and the failure to do so could have a material adverse effect on our business, operating results and financial condition.

o    WE MUST CONTINUE TO MAINTAIN AND GROW OUR INDIRECT SALES CHANNELS.

     Our success in maintaining our indirect channels, value-added resellers, resellers and distributors is important to our ability to achieve revenue growth and improved operating margins on product sales. Despite the fact that we continue to invest significant resources to develop our indirect channels, we may not be able to continue to attract and retain additional companies in our indirect channels that will be able to market our Sand Analytic Server and Nucleus Product Suite effectively and will be qualified to provide timely and cost-effective customer support and services. In addition, our agreements with companies in our indirect channels do not restrict such companies from distributing competing products, and in many cases, these agreements may be terminated by either party without cause. We may not be able to successfully expand our sales through indirect channels, and failure to do so could have a material adverse effect on our business, operating results and financial condition.

o    WE DEPEND ON KEY PERSONNEL.

     Our success depends to a significant degree upon the continued contributions of our key management, engineering, sales and marketing personnel, many of whom would be difficult to replace. We have an employment contract with only one employee, Arthur G. Ritchie, our Chairman of the Board, President and Chief Executive Officer. We maintain "key person" life insurance on two employees, Arthur Ritchie and Duncan Painter; we do not believe the proceeds of any such life insurance would adequately compensate us for their loss. We believe that our future success will also depend in large part upon our ability to attract and retain highly skilled managerial, engineering, sales and marketing, and finance personnel. Competition for qualified personnel remains intense despite the current economic slowdown, and there can be no assurance that we will be successful in attracting and retaining such personnel. We have in the past experienced difficulties in hiring highly qualified sales and engineering personnel. The loss of the services of any of our key personnel, the inability to attract or retain qualified personnel in the future or delays in either hiring required personnel or the rate at which new people become productive, particularly sales personnel and engineers, could have a material adverse effect on our business, operating results and financial condition.

o    OUR PRODUCT SALES CYCLE IS LENGTHY.

     The purchase of our products often requires significant, executive-level investment and system design decisions by our customers. Sales take a long time to conclude because we must provide a significant level of education about the use and benefits of our products. We believe that many companies are not yet fully aware of the benefits of enterprise-wide business intelligence solutions, nor have such companies yet deployed business intelligence solutions on an enterprise-wide basis. Accordingly, the sales cycle associated with the purchase of our Sand Analytic Server, which incorporates the patent-protected Nucleus database engine and other Nucleus derived products (the "Nucleus Product Suite"), is typically three to nine months in length. During this period, a potential sale is subject to a number of significant risks over which we have little or no control, including customers' budgeting constraints and internal acceptance review procedures including, in some instances, approval by the board of directors of the customer. Additionally, the sales cycle for our products in the United States and Canada has historically been, and is expected to continue to be, shorter than the sales cycle in the United Kingdom. Moreover, as we expand into Germany and the rest of Europe, we expect that the sales cycle will also be longer than it has been in the United Kingdom. Based in part upon, among other things, our lengthy sales cycle, the timing of sales is difficult to predict and our earnings and operating results could vary significantly from quarter to quarter during the current fiscal year. Excessive delay in product sales could have a material adverse effect on our business, operating results and financial condition.

o    WE OPERATE IN A HIGHLY COMPETITIVE MARKET.

     We now compete in the highly competitive computer software industry as a result of bringing our original Nucleus product family and more recently the Sand Analytic Server and Nucleus Product Suite to market. The market in which we operate is still developing and is intensively competitive, highly fragmented, and characterized by rapidly changing technology and evolving standards. Our current and potential competitors offer a variety of software solutions and generally fall within several categories:

- vendors of business intelligence software such as Brio Technology, Inc., Cognos, Business Objects, Crystal Decisions, SAP, Siebel and Hummingbird;

- vendors offering alternative approaches to delivering analysis capabilities to users, such as MicroStrategy, Computer Associates, Hyperion Software and Actuate;

- database vendors that offer products which operate specifically with their proprietary database, such as Microsoft, IBM, and Oracle Corporation:

-  portal software vendors, such as Plumtree, Viador and Portal Software; and

- other companies that may in the future announce offerings of enterprise business intelligence solutions.

     Our competitive position in our market is uncertain, due principally to the variety of current and potential competitors. We expect additional competition as other established and emerging companies enter into the business intelligence software market and new products and technologies are introduced. Increased competition could result in price reductions, fewer customer orders, reduced gross margins, longer sales cycles, and loss of market share.

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

o AS WE EXPAND BEYOND NORTH AMERICA, WE WILL BE EXPOSED TO CERTAIN RISKS INHERENT IN DOING BUSINESS ON AN INTERNATIONAL LEVEL.

     Sales to customers outside of North America, including sales generated by our U.K. subsidiary, represented 67%, 71% and 68% of our total revenue for fiscal 2000, 2001 and 2002, respectively. We have sales offices in the United Kingdom and Germany.

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

o WE CURRENTLY DEPEND ON SALES OF THE SAND ANALYTIC SERVER AND THE NUCLEUS PRODUCT SUITE TO GENERATE MOST OF OUR REVENUE.

     We expect the sale of our Sand Analytic Server and Nucleus Product Suite to constitute most of our revenue for the foreseeable future. If customers do not purchase these products, we do not currently offer any other products or services that would enable us to become profitable.

     The market for our products is characterized by rapidly changing technology, evolving industry standards and customer requirements, emerging competition, and frequent new product introductions. Our products incorporate a number of advanced technologies, including a proprietary data analysis engine, a distributed architecture, as well as Web access and delivery technology. We may be required to change and improve our products in response to changes in operating systems, applications, networking and connectivity software, computer and communications hardware, programming tools and computer language technology. As a result, the life cycle of our products is difficult to estimate. We attempt to establish and maintain partner alliances with influential companies in a variety of core technology areas to help us successfully respond to changing technology, identify new product opportunities, or develop and bring new products to market in a timely and cost-effective manner. Our failure to establish such alliances could have a material adverse effect on our business, operating results and financial condition.

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

     In addition, we or our competitors may announce enhancements to existing products, or new products that have the potential to supplant or provide lower cost alternatives to our existing products. The introduction of such enhancements or new products could render our existing products obsolete and unmarketable. Furthermore, introduction by us of products with reliability, quality or compatibility problems could result in reduced orders, delays in collecting accounts receivable, and additional service costs. The failure to introduce a new product or product enhancement on a timely basis could delay or hinder market acceptance. Research and development efforts may require us to expend significant capital and other resources. Any such event could have a material adverse effect on our business, operating results and financial condition.

o    WE DEPEND ON THE MARKET FOR ENTERPRISE BUSINESS INTELLIGENCE.

     We are focusing our selling efforts increasingly on larger, enterprise-wide implementations of our Sand Analytic Server and our Nucleus Product Suite, and we expect such sales to constitute an increasing portion of any future revenue growth. To date, our selling efforts have resulted in limited enterprise-wide implementations of our Sand Analytic Server and our Nucleus Product Suite. While we have devoted resources to promoting market awareness of our products and the needs our products address (including training our sales personnel and demonstrating our products at industry conferences and trade shows), we cannot assure you that these efforts will be sufficient to build market awareness of the need for the enterprise-wide implementations for business intelligence or acceptance of our products. Failure of a significant market for enterprise business intelligence products to fully develop, or failure of enterprise-wide implementations of our products to achieve broad market acceptance, would have a material adverse effect on our business, operating results and financial condition.

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

     Finally, in the future, we may rely upon certain software that we may license from third parties, including software that may be integrated with our internally-developed software and used in our products to perform key functions. We cannot assure you that these third-party software licenses will be available to us on terms acceptable to us or indeed that their suppliers will remain in business. Our inability to obtain or maintain any such software licenses could result in shipment delays or reductions until equivalent software could be developed, identified, licensed and integrated, which could have a material adverse effect on our business, operating results and financial condition.

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

     We are authorized to issue an unlimited number of Class A common shares, of which 13,209,427 shares are outstanding as of November 1, 2002, and we have reserved an additional 1,590,773 Class A common shares for future issuance upon the exercise of the warrants and options identified below. The issuance of these authorized or reserved shares could substantially dilute the equity interest of our existing shareholders and could result in a significant decrease to the market price of our Class A common shares. We have issued warrants and granted options and rights to purchase 741,773 Class A common shares upon the exercise of warrants at prices ranging from US$5.678 to US$10 per share and 849,250 Class A common shares to directors, officers, employees and consultants upon the exercise of options at prices ranging from US$0.69 to US$7.31 per share.

o THE PRICE OF OUR CLASS A COMMON SHARES HAS BEEN AND IS LIKELY TO CONTINUE TO BE VOLATILE.

     The trading price of our common shares has been and is likely to be highly volatile. Our share price, which has ranged from a low of US$0.37 to a high of US$1.84 during the past twelve months, could be subject to wide fluctuations in response to a variety of factors, including actual or anticipated variations in quarterly operating results, weakening economic conditions, new products offered by us or our competitors, changes in financial estimates by securities analysts and other events or factors that may be beyond our control. In addition, the stock markets in general, and the equity markets for software companies in particular, have over the past months experienced extraordinary price and volume volatility and a significant cumulative decline. Such volatility and decline have adversely affected the stock prices for many companies irrespective of or disproportionately to the operating performance of these companies. These broad market and industry factors may materially and adversely further affect the market price of our Class A common shares, regardless of our actual operating performance.

o    OUR CLASS A COMMON SHARES MAY BE DELISTED FROM THE NASDAQ
     NATIONAL MARKET SYSTEM

     On January 29, 2003, we received notice of a determination by Nasdaq's Listing Qualifications Staff that we have failed to comply with the minimum bid price and stockholders' equity requirements for continued listing set forth in Marketplace Rules 4450(a)(5) and 4450(a)(3) and that our Class A common shares are therefore subject to delisting from the Nasdaq National Market System. We intend to request a hearing before a Nasdaq Listing Qualifications Panel to review the Staff's determination. Such a request would stay the delisting of the Class A common shares pending a decision by the Nasdaq Panel. There can be no assurance that the Nasdaq Panel will grant our request for continued listing on the National Market System. The delisting of our Class A common shares from the National Market System may result in a significantly less active market for those shares.

o    EXISTING STOCKHOLDERS WILL CONTINUE TO EXERCISE EFFECTIVE CONTROL OVER US.

     Our executive officers and directors, together with entities affiliated with such individuals, beneficially own approximately 26% of our Class A common shares. Arthur G. Ritchie, our Chairman of the Board, President and Chief Executive Officer and a director of Sand, beneficially owns approximately 15.7% of Sand's Class A common shares. Jerome Shattner, Executive Vice President, beneficially owns 7.7% of our Class A common shares, while George Wicker, President of Sand Technology Corporation, beneficially owns 2.1% of our Class A common shares. These shareholders may, as a practical matter, continue to be able to control the election of a majority of Sand's directors and the determination of many corporate actions. This concentration of ownership could have the effect of delaying or preventing a change in control of Sand.

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

     We have now fully shifted our focus to the design, development, marketing and support of software products that enable users to retrieve information from large amounts of data and to specialized systems integration services related to those products. Our software products, collectively known as the Sand Analytic Server, are designed to provide an efficient and cost-effective way to make inquiries of large databases. The Sand Analytic Server, which incorporates the patent-protected Nucleus database engine and other Nucleus derived products (the "Nucleus Product Suite"), facilitates the use of data mining, data marts, data warehouses, and on-line analytical processing, thereby enabling effective e-commerce, CRM, SCM and other critical web-enabled systems. Our products permit more timely and accurate decision processing by desktop, workgroup, departmental and enterprise computing systems, turning "business intelligence" into "customer intelligence". Customers in Europe and North America use Sand's solutions for both analytical and operational purposes, including, amongst others, CRM and CRM analytics, Web analytics, and strategic planning.

     At the end of the 2002 fiscal year and subsequently, we further consolidated the systems integration portion of our business, which had been growing in importance over fiscal 2002. In order to actively pursue major systems integration assignments in parallel with developing marketing relationships with other major systems integrators whereby they would employ the Sand Analytic Server in their initiatives, and to do so in a manner that was not seen by potential systems integration partners as direct competition, we rebranded our own systems integration division under the operating name ClarityBlue. ClarityBlue will concentrate on developing a strong competitive practice and associated intellectual property base on assignments utilizing the Sand Analytic Server product. The product division, operating as Sand Technology, will continue to develop and market the Sand Analytic Server and associated products directly and through distribution undertakings.

     The Company has not made any material capital expenditures since the beginning of the Company's last three financial years and has no material capital commitments planned for the current fiscal year.

B.  BUSINESS OVERVIEW

     As a result of this shift in focus, we should be viewed as a company which has redoubled its commitment to a rapidly evolving industry which seeks to improve the business professional's ability to make timely, fact-based business decisions. We will now be able to satisfy the needs of both organizations looking for analytical technologies with which to build their own solutions and organizations which prefer to have a solution custom-built and/or custom-managed for them. Our revenues will continue to consist of license fees for software products and fees for a range of associated services, including software maintenance and support, training and system implementation consulting. It is anticipated that, for at least the next year, the proportion of revenue from service fees will continue to expand more rapidly than that related to software licenses. Our plans to achieve profitability in the future will continue to require us to devote substantial financial resources to grow our work force, improve our infrastructure, continue the development, the marketing and the distribution of our products, and generally support our expanding operations.


PRODUCTS AND SERVICES

     We have developed a unique data storage and manipulation architecture, known as the Sand Analytic Server, which allows ad hoc queries on large amounts of data to be performed efficiently and cost-effectively. This development represents a patented breakthrough in the storage and integration of data, and in the speed and flexibility at which data can be analyzed. These technologies are based on a new tokenized database engine designed to perform very unstructured inquiries on large databases for the emerging "post relational era". We provide high-performance scalable software solutions for data mining, data marts, data warehouses and on-line analytical processing.

     The Sand Analytic Server can best be viewed as a platform-type technology that enables organizations to maximize the business value of corporate information through intuitive, interactive data access and analysis, resulting in more informed business decisions. The Sand Analytic Server or the Nucleus Product Suite is being used in the retail, finance, healthcare, transportation, telecommunication, manufacturing, government and insurance sectors to support strategic corporate initiatives including e-business, customer relationship management, reporting, supply chain management, risk analysis and management, product trend and profitability analysis, fraud detection, emerging markets, competitive analysis and quality control.

     Our Sand Analytic Server incorporates a number of advanced technologies. Its development has already required and will continue to require substantial investment in research and development. For example, substantial work and expenditures were required to develop the Intel-based Microsoft WIN/NT and WIN/95 versions of Nucleus. In fiscal 1999, development work was completed on an advanced version of the Nucleus Prototype Warehouse/Mart. The Nucleus Massively Parallel Server Option (MPSO), a major architectural enhancement to the Nucleus Product Suite, was made available in December 1999. During the fiscal year 2002, great advancements were made in the ability to quickly and efficiently load large volumes of data in the Sand Analytic Server and in the ability of the Sand Analytic Server to support an even wider variety of applications by more efficient interfacing with third-party applications and data extraction tools.

     Sales of the Company's products and services are not subject to seasonal variations.

     Other than government regulations of general application, no government body has specific authority to regulate the business of the Company.


MARKETING AND SALES

     We have offices in Iselin, New Jersey and Pasadena, California, through Sand Technology Corporation ("Sand USA"), to provide for the marketing and distribution of the Sand Analytic Server and our Nucleus Product Suite of products in the United States.

     In 1999, we opened an office in England through Sand Technology (U.K.) Limited ("Sand UK"), to provide for the marketing and distribution of our Nucleus Product Suite of products in the United Kingdom and Europe. This office is also the operating headquarters for the newly created ClarityBlue systems integration division. In 2001, we opened an office in Dublin, Ireland through Sand Technology Ireland Limited and in Hamburg, Germany through Sand Technology Deutschland GmbH. Sales to customers outside North America, including sales generated by our U.K. subsidiary, represented 67%, 71% and 68% of our total revenue for fiscal 2000, 2001 and 2002, respectively.

     We have entered into alliances or commercial relationships with, among others, IBM, Microsoft, Oracle, KPMG, Ab Initio, Brio Technology, Business Objects, Information Builders, Acta, Soza, Sema/Schlumberger, Equifax and Protagona Worldwide. The United States General Services Administration (GSA) has officially approved the addition of the Nucleus Product Suite to a GSA Supply Schedule.

     We initially sold our products primarily through a distribution network of value-added resellers, resellers and distributors located in the United States, Canada and the United Kingdom. Direct sales now play a larger role, particularly for the systems integration division. The Company's long-term direction for the analytical infrastructure products is that they become a recognized high-performance platform for advanced analytical applications, so while we will continue to pioneer vertical and application markets through our own direct sales efforts, our long term distribution strategy is to engage a network of analytical solutions providers, both application vendors and systems integrators, to incorporate the Sand Analytic Server as a key part of their offering. Two notable examples are the announcement last year that Protagona Worldwide would imbed the Sand infrastructure into a new analytical component of its marketing services application, and our recent success in co-developing a tax infometrics system with Accenture, an application which Accenture is actively marketing to the State and Local Government market in the United States.


COMPETITION

     We now compete in the highly competitive computer software industry as a result of bringing our original Nucleus Product Suite and more recently, the Sand Analytic Server, to market. The market in which we operate is still developing and is intensively competitive, highly fragmented, and characterized by rapidly changing technology and evolving standards. Our current and potential competitors offer a variety of software solutions and generally fall within several categories:

- vendors of business intelligence software such as Brio Technology, Inc., Cognos, Business Objects, Crystal Decisions, SAP, Siebel and Hummingbird;

- vendors offering alternative approaches to delivering analysis capabilities to users, such as MicroStrategy, Computer Associates, Hyperion Software and Actuate;

- database vendors that offer products which operate specifically with their proprietary database, such as Microsoft, IBM, and Oracle Corporation:

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

Increased competition could result in price reductions, fewer customer orders, reduced gross margins, longer sales cycles, and loss of market share.

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

     The Company has also filed applications in accordance with the Patent Cooperation Treaty (the "PCT"). The PCT is a multilateral treaty that was concluded in Washington in 1970 and entered into force in 1978. It is administered by the International Bureau of the World Intellectual Property Organization (the "WIPO"), headquartered in Geneva, Switzerland. The PCT facilitates the obtaining of protection for inventions where such protection is sought in any or all of the PCT contracting states. It provides for the filing of one patent application (the "international application"), with effect in several contracting states, instead of filing several separate national and/or regional patent applications. At the present time, an international application may include designation for regional patents in respect of contracting states party to regional patent treaties. The PCT does not eliminate the necessity of prosecuting the international application in the national phase of processing before the national or regional offices, but it does facilitate such prosecution in several important respects by virtue of the procedures carried out first on all international applications during the international phase of processing under the PCT. The formalities check, the international search and (optionally) the international preliminary examination carried out during the international phase, as well as the automatic deferral of national processing which is entailed, give the applicant more time and a better basis for deciding whether and in what countries to further pursue the application.

     The Company holds registered trademarks and trademarks. Nucleus, Nucleus Server, N:VECTOR and MPSO are registered trademarks of Sand Technology Inc. and Nucleus Exploration Mart, Nucleus Exploration Warehouse, Nucleus Virtual Database (VDB), NUCLEUS POWERED!, Nucleus E!, Nucleus Adviser, Sand Analytic Server, Analytics @ the Speed of Business and ClarityBlue are trademarks of Sand Technology Inc.


C.  ORGANIZATIONAL STRUCTURE

     Sand owns and controls the following active subsidiaries and Sand Technology Ireland Limited owns 100% of the voting securities of Sand Technology Deutschland GmbH:

                                                                                            PERCENTAGE OF VOTING
                   SUBSIDIARY                    JURISDICTION OF INCORPORATION                SECURITIES HELD
                   ----------                    -----------------------------              --------------------
       Sand Technology Corporation                          Delaware                                100%
       Sand Technology (U.K) Limited                         England                                100%
       STSI Licensing, LLC                                 New Jersey                               100%
       Sand Technology Ireland Limited                       Ireland                                100%


D.  PROPERTY, PLANTS AND EQUIPMENT

     As at July 31, 2002, we leased a total of approximately 19,746 square feet of office space in five cities across North America and approximately 12,785 square feet in the United Kingdom and 1184 square feet in Germany. The weighted average annualized cost per square foot of the space occupied is $42.41 including real estate taxes and operating expenses. No lease extends beyond March 31, 2011.

ITEM 5.    OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A.  OPERATING RESULTS

     The following discussion should be read in conjunction with the consolidated financial statements beginning at page F-1, the Cautionary Statement Regarding Forward-Looking Statements above and the Risk Factors described in Item 3 above.

     We periodically review our financial reporting and disclosure practices and accounting policies to ensure that our financial reporting and disclosure system provides accurate and transparent information relative to the current economic and business environment. As part of the process, we have reviewed our selection, application and communication of critical accounting policies and financial disclosures. We note that we have determined that our critical accounting policies relating to our core ongoing business activities are primarily those that relate to revenue recognition. Other important accounting policies are described in Note 1 to our consolidated financial statements.

REVENUE RECOGNITION

SOURCES OF REVENUE

     In the fiscal year ended July 31, 2002, our revenue was primarily derived from the licensing of our products, the provision of related services, including installation, integration, training and maintenance support, and our application hosting services. We recognize revenue from our license agreements when all the following conditions are met:

o    We have an executed license agreement with the customer;
o    We have delivered the software product to the customer;
o The amount of the fees to be paid by the customer is fixed and determinable; and
o    Collection of these fees is deemed probable.

     Often, software license agreements are multiple-element arrangements since they include related maintenance and implementation fees. In those cases where implementation and maintenance fees are significant components, the entire arrangement fee is allocated to each element based on the respective value of license, maintenance and implementation.

PRODUCT REVENUE

     Currently, product revenue consists of the following:

o Fixed License Fee - one-time license fee in exchange for a license with a perpetual term or a time limited term or for a fixed number of copies. We typically recognize the license fees in the period during which the contract is executed or shortly thereafter, provided that we have vendor-specific objective evidence of fair value and our revenue recognition criteria are met.

o Reseller Arrangements - the reseller generally pays a non-refundable licensing fee for our software. We recognize revenue associated with a non-refundable license fee when we have met our revenue recognition criteria.

     We anticipate that future revenues will increasingly include solution sales in addition to software and services models. The key distinguishing factors between what we would consider to be a solutions sale and a software and services sale are the comparable dollar values for services compared to software and the nature of the services contracted, being increased customization of code and more complex interfaces as opposed to simple installation. In addition, we may maintain a large amount of risk related to the success of our solutions sales agreements. These risks may be in the form of significant commitments to refunds and/or penalties on the services and/or license components should the system not perform according to expectations. For all contracts we make a determination as to whether the service element is essential to the functionality of the other elements of the arrangement. Where the service element is essential or where the arrangement involves significant customization or modification of the software, recognition of revenue will be based on the percentage of completion method based either on inputs or on outputs as dictated by the specific contracts. For those contracts, there will likely be an increase in the time between when the contract is signed and when we record the revenue. For fiscal 2002 our arrangements regarding sales of software licenses did not include services that were essential to the functionality of the solution as a whole.

     Sand reports the revenue on a gross basis only if it acts as the principal in the transaction and assumes the risks and rewards of ownership, such as the risk of loss for collection, delivery, and returns. In cases where these conditions are not met, we record the revenue based on the net amount retained.

     Due to the down-turn in the economy, our customers have been and continue to be reluctant to make large commitments in up-front license fees, and so, our revenues from license and maintenance arrangements have been and are expected to be lower until the economy recovers and our customers begin to increase their levels of capital expenditures. The lack of a sufficient quantity of customer transactions may make it difficult for us to allocate specific revenue amounts to license sales of new products. As a result, we expect that in the future, for such new product sales, we will be using the residual method to record revenues. Under this method, for arrangements where we have undelivered elements which are typically services and maintenance, we will record the remaining value of the contract as license revenue after allocating full value to the undelivered elements.

SERVICE REVENUE

IMPLEMENTATION AND CUSTOMER SERVICE FEES

     Revenue from implementation and customer services include fees for implementation of our product offerings, consulting and training services. We currently rely, and expect to continue to rely, upon a combination of our own resources and third-party consulting organizations to deliver these services to our customers. Customers are charged a fee based on time and expenses. Depending on the circumstances of specific contracts, revenue from implementation and customer service fees is recognized as the services are performed or as contractual milestones and acceptance criteria are met.

MAINTENANCE FEES

     We receive revenue from maintaining and servicing our products for customers. The maintenance fee is typically equal to a specified percentage of the customer's license fee. If associated with the fixed-fee license model, the maintenance revenues received will be recorded as deferred revenue and recognized on a straight-line basis over the contract period.

For a more detailed description of revenue recognition policies, refer to note 1 of our consolidated financial statements.

RESULTS OF OPERATIONS

FISCAL 2002 COMPARED WITH FISCAL 2001

REVENUE

     Our sales in fiscal 2002 were $13,922,077, an increase of 24% from sales of $11,258,528 in fiscal 2001.

     Our sales in fiscal 2002 in North America were $4,417,697, an increase of 33% from sales of $3,313,856 in fiscal 2001. In Europe, sales in fiscal 2002 were $9,504,380, an increase of 20% from sales of $7,944,672 in fiscal 2001.

     The increase in sales is primarily due to increased market acceptance for our Sand Analytic Server, increased selling activities resulting from a larger and more effective sales force, an increase in the average size of our significant transactions, an increase in the number of transactions and related implementations, and an increased customer base demanding training, consulting, implementation and support services.

Selling, General and Administrative Expenses

     Selling, general and administrative expenses include salaries, commissions and other personnel-related costs, the impact of foreign exchange gains and losses, travel expenses, advertising programs and other promotional activities associated with the selling and marketing of our Nucleus Product Suite. Selling, general and administrative expenses increased by 45% to $16,589,255 for the fiscal year ended July 31, 2002 from $11,413,368 for the fiscal year ended
July 31, 2001. The increase is primarily due to bad debt expense of $1,538,571 incurred in fiscal 2002 ($20,360 in fiscal 2001), increased costs associated with building our solutions business in the United Kingdom and increased marketing efforts to address international and specific markets. During fiscal 2003, Sand anticipates that selling, general and administrative expenses may decline as a percentage of total revenues. Certain costs relating to system architects who assist clients to implement systems have been reclassified as a cost of sales and the cost of materials and equipment used in research and development activities has been reclassified as research and development.

Research and Development Expenses

     Research and development expenses consist primarily of salaries and other personnel-related costs of technical and engineering personnel associated with our research and product development activities, including the enhancement and localization of existing products, quality assurance, and testing. Research and development expenses increased by 25% to $4,887,581 for the fiscal year ended July 31, 2002 from $3,923,671 for the fiscal year ended July 31, 2001. As a percentage of total revenues, research and development expenses remained unchanged at 35%. The relatively constant amount devoted to research and development expenses as a percentage of total revenues reflects the current stage of development of the Sand Analytic Server. We believe that significant investment for research and development is essential to maintain product and technical leadership and expect that we will continue to commit substantial resources to research and development in the future. However, for fiscal 2003 we expect that research and development expenditures will decrease, both in absolute dollars and as a percentage of total revenues. The cost of materials and equipment used in research and development activities has been reclassified from SG&A to research and development expenses.

Cost of Sales

     Cost of sales consists primarily of the costs related to the sale of third-party software, including certain license fees and royalties, and costs related to providing support services. Cost of sales increased by 46% to $7,422,955 for the fiscal year ended July 31, 2002 from $5,068,489 for the fiscal year ended July 31, 2001. This increase is primarily due to increased costs associated with software licenses and salaries and other personnel-related expenses incurred in providing support services in response to increased demand for maintenance and support services. Cost of revenues from services may vary due to the mix of services provided by Sand's personnel relative to services provided by outside consultants and to varying levels of expenditures necessary to build the service sector. Certain costs relating to system architects who assist clients to implement systems have been reclassified from selling, general and administrative expenses to cost of sales.

Operations

     Losses from operations were higher for the fiscal year ended July 31, 2002, reaching an amount of $14,812,001, as compared to a loss of $8,522,676 for the fiscal year ended July 31, 2001, an increase of 74%. Substantial expenditures were incurred in bringing our Sand Analytic Server to market and in further establishing the infrastructure associated with our direct sales force and to the support of our products. There can be no assurance that we will be profitable on a quarterly or annual basis in the future. Future operating results will depend on many factors, including the demand for our products, the level of product and price competition, our success in selling our Sand Analytic Server and establishing our direct sales force and distribution channels, the state of the market for our products and general economic conditions.

FISCAL 2001 COMPARED WITH FISCAL 2000

Revenue

     Sales in fiscal 2001 were $11,258,528, an increase of 63% from sales of $6,895,016 in fiscal 2000. A net loss of $8,522,676 was incurred in fiscal 2001 as compared to a net loss of $2,866,907 in fiscal 2000, an increase of 197%.

     The increase in sales was due to an increase in software license revenue, an increase in customer service contracts and a growing support and maintenance base. We believe that the increase during fiscal 2001 was due to the expansion of our direct sales and marketing capabilities in North America and Europe which helped bring about broader acceptance of our Nucleus Product Suite.

Selling, General and Administrative Expenses

     Selling, general and administrative expenses increased by 71% to $11,413,368 for the fiscal year ended July 31, 2001 from $6,667,973 for the fiscal year ended July 31, 2000. The increase is primarily due to increased costs associated with building our direct sales force and increased marketing efforts to address international and specific markets. Certain costs relating to system architects who assist clients to implement systems have been reclassified as a cost of sales and the cost of materials and equipment used in research and development activities has been reclassified as research and development.

Research and Development Expenses

     Research and development expenses decreased by 2% to $3,923,671 for the fiscal year ended July 31, 2001 from $4,005,576 for the fiscal year ended July 31, 2000. As a percentage of total revenues, research and development expenses decreased to 35% for the fiscal year 2001 from 58% for the fiscal year 2000. The stable dollar amount devoted to research and development expenses reflected the then-current stage of development of the Nucleus Product Suite. The cost of materials and equipment used in research and development activities has been reclassified from SG&A to research and development expenses.

Cost of Sales

     Cost of sales increased by 56% to $5,068,489 for the fiscal year ended
July 31, 2001 from $3,248,748 for the fiscal year ended July 31, 2000. This increase was primarily due to increased costs associated with software licenses and salaries and other personnel-related expenses incurred in providing professional services, including consulting and customer support. Certain costs relating to system architects who assist clients to implement systems have been reclassified from selling, general and administrative expenses to cost of sales.

Operations

     Losses from operations were higher for the fiscal year ended July 31, 2001, reaching an amount of $8,522,676, an increase of 23%, as compared to a loss of $6,942,713 for the fiscal year ended July 31, 2000. Substantial expenditures were incurred to bring our Nucleus products to market and to establish the infrastructure associated with our direct sales force and to support our products.


B.  Liquidity and Capital Resources

     Cash and investments at July 31, 2002 were $5,958,011. Moreover, a subsidiary of Sand negotiated a line of credit of approximately $1,200,000 (Pound Sterling

500,000) with a commercial bank. No draw downs have been made on this line of credit. We believe that we have sufficient internal resources available to fund our expected working capital requirements through fiscal 2003.

     We are not subject to material market risk exposures, except for risks related to interest rate fluctuations and foreign currency exchange rates.

     Our exposure to market rate risk for changes in interest rates relates primarily to our investment portfolio. We have not used derivative financial instruments in our investment portfolio. We invest in high quality issuers and limit the amount of our credit exposure with any one issuer. We are averse to principal loss and ensure the safety and preservation of our invested funds by limiting default, market and reinvestment risk. Other than the line of credit available to a subsidiary of Sand (on which no draw downs have been made), we do not make use of a bank line of credit and do not have any long term debt.

     Our international sales are generally denominated and collected in foreign currencies. We have not historically undertaken foreign exchange hedging transactions to cover the potential foreign currency exposure. In fiscal 2002, we incurred a gain on foreign currency translations from our foreign subsidiaries in an amount of $1,236,480

     On October 15, 2002, the Company announced an open market share repurchase program under which it may repurchase, up to a maximum of 692,345 of its outstanding Class A common shares from October 23, 2002 to October 23, 2003. As at December 31, 2002, a total of 10,700 Class A common shares had been repurchased at an average price of US$0.82 per share.

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

     Research and development expenses consist primarily of salaries and other personnel-related costs of technical and engineering personnel associated with our research and product development activities, including the enhancement and localization of existing products, quality assurance, and testing. Research and development expenses increased by 25% to $4,887,581 for the fiscal year ended July 31, 2002 from $3,923,671 for the fiscal year ended July 31, 2001. As a percentage of total revenues, research and development expenses remained unchanged at 35%. The relatively constant amount devoted to research and development expenses as a percentage of total revenues reflects the current stage of development of the Sand Analytic Server. We believe that significant investment for research and development is essential to maintain product and technical leadership and expect that we will continue to commit substantial resources to research and development in the future. However, for fiscal 2003 we expect that research and development expenditures will decrease, both in absolute dollars and as a percentage of total revenues. The cost of materials and equipment used in research and development activities has been reclassified from SG&A to research and development expenses.


D. TREND INFORMATION

     At the end of the 2002 fiscal year and subsequently, we further consolidated the systems integration portion of our business, which had been growing in importance over fiscal 2002. In order to actively pursue major systems integration assignments in parallel with developing marketing relationships with other major systems integrators whereby they would employ the Sand Analytic Server in their initiatives, and to do so in a manner that was not seen by potential systems integration partners as direct competition, we rebranded our own systems integration division under the operating name ClarityBlue. ClarityBlue concentrates on developing a strong competitive practice and associated intellectual property base on assignments utilizing the Sand Analytic Server product. The product division, operating as Sand Technology, will continue to develop and market the Nucleus Product Suite and the Sand Analytic Server directly and through distribution undertakings.

     As a result of this shift in focus, we should be viewed as a company which has redoubled its commitment to a rapidly evolving industry which seeks to improve the business professional's ability to make timely, fact-based business decisions. We will now be able to satisfy the needs of both organizations looking for analytical technologies with which to build their own solutions and organizations which prefer to have a solution custom-built and/or custom-managed for them. Our revenues will continue to consist of license fees for software products and fees for a range of associated services, including software maintenance and support, training and system implementation consulting. It is anticipated that, for at least the next year, the proportion of revenue from service fees will continue to expand more rapidly than that related to software licenses. The state of the order book and costs and selling prices do not present any significant trend since the latest financial year. Our plans to achieve profitability in the future will continue to require us to devote substantial financial resources to grow our work force, improve our infrastructure, continue the development and the marketing and distribution of our products, and generally support our expanding operations.

     The purchase of our Sand Analytic Server product often requires significant executive-level investment and system design decisions by our customers. Our product sales cycle is therefore lengthy and the timing of sales is difficult to predict. This situation is expected to continue to prevail. We believe that quarterly period-to-period comparisons of our operating results are not meaningful and one should not rely on such comparisons as an indication of our future performance.

     We are not aware of any other trends, uncertainties, demands, commitments or events which are reasonably likely to have a material effect upon our net sales or revenues, income from continuing operations, profitability, liquidity, liquidity or capital resources.


E. DISCLOSURE CONTROLS

     As required by Rule 13a-15 under the Exchange Act, within the 90 days prior to the filing date of this report, we carried out an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures. This evaluation was carried out under the supervision and with the participation of our management, including our Chief Executive Officer and our then Chief Financial Officer. Based upon that evaluation, our Chief Executive Officer and our then Chief Financial Officer concluded that our disclosure controls and procedures are effective. There have been no significant changes in our internal controls or in other factors, which could significantly affect internal controls subsequent to the date we carried out our evaluation.

ITEM 6.    DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.  DIRECTORS AND SENIOR MANAGEMENT

     The following table sets forth information as of January 28, 2003 concerning the directors and executive officers of the Company:

                                                                                           CLASS A COMMON SHARES
                                                                                           BENEFICIALLY OWNED OR
                                                                                           OVER WHICH CONTROL OR
           NAME                  PRINCIPAL OCCUPATION             DIRECTOR SINCE          DIRECTION IS EXERCISED
           ----                  --------------------             --------------          ----------------------
  Arthur G. Ritchie         Director, Chairman of the Board,            1983                        2,074,138
                            President and Chief Executive
                            Officer of Sand

  Steve Dennison            Director, Commercial                        2002                          5,000
                            Director of Transportation and
                            Logistics of Lynx Express

  Josephine Munroe          Director, Consultant                        1990                          3,000

  Douglas S. Pryde          Director, Barrister and Solicitor           2001                           ---

  Jerome Shattner           Director, Executive                         2000                      1,023,000
                            Vice-President

  Martin Shindler           Director, Accountant and                    1987                          2,140
                            Business Consultant

  George Wicker             Director, Executive Vice President          1996                        274,950


                                                                                           CLASS A COMMON SHARES
                                                                                           BENEFICIALLY OWNED OR
                                                                                           OVER WHICH CONTROL OR
           NAME                  PRINCIPAL OCCUPATION             DIRECTOR SINCE          DIRECTION IS EXERCISED
           ----                  --------------------             --------------          ----------------------
  Gilles Therrien           Vice-President, Finance and                 ---                         ---
                            Administration  and Chief
                            Financial Officer, of Sand

  Robert Acquaviva          Director of Technical Support               ---                         ---
                            Operations, Sand Technology Corporation

  Michael McCool            Chief Scientist for Nucleus, Sand           ---                         ---

  Duncan Painter            President, Sand                             ---                          16.780
                            Technology (U.K.) Limited

  Georges Dube              Corporate Secretary, Sand                   ---                          19,000


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

     Steve Dennison has been Commercial Director of Lynx Express Limited, one of the United Kingdom's largest transportation companies, since 1999. During the four previous years, he was Finance Director and Corporate Secretary for Red Star Parcels Limited. From 1988 to 1993, Mr. Dennison who is a qualified Chartered Accountant, was with KPMG most recently as Corporate Finance Manager. He holds a Bsc (Hons) in Management Science from the University of Manchester.

     Josephine Munroe has been employed as an independent consultant by several large Canadian corporations where she worked closely with their special projects departments. From September 1989 to March 1995, she was with Lancaster Financial Limited, a leading merger and acquisitions firm. She is currently employed by an affiliate of a major Canadian chartered bank.

     Douglas Pryde practiced law with the firm of Lavery, de Billy and its predecessor firms from 1965 to 2001.

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

     Gilles Therrien is the former Vice-President, Finance and Administration of M3i Systems Inc., a software company formerly majority-owned by Hydro-Quebec. Following the sale of M3i Systems Inc., Mr. Therrien held the position of Treasurer of the purchaser, Cognicase Inc., in addition to his position at M3i Systems Inc. Mr. Therrien is a member of the Canadian Institute of Chartered Accountants and he served for many years as an Audit Professional with accounting firms, including Deloitte & Touche, following his studies in Management and Public Accountancy at McGill University in Montreal.

     Robert Acquaviva has over 29 years experience as a computer engineer, including hardware and software. He has been Director of Technical Support of Sand Technology Corporation since 1992 prior to which he was Director of Operations. From 1970 to 1985, he held a number of engineering positions with increasing responsibilities with Control Data Corporation.

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

     During the year and in the ordinary course of business, we consulted and continue to consult with Lavery, de Billy.

     There are no family relationships between any director or executive officer and any other director or executive officer other than between Martin Shindler and Jerome Shattner who are uncle and nephew.

     There is no arrangement or understanding between any director or executive officer and any other person pursuant to which the director was elected or the executive officer was appointed.

B.  COMPENSATION

     For the fiscal year ended July 31, 2002, the aggregate cash remuneration including salaries and bonuses paid by Sand to eight (8) executive officers for services rendered in all capacities to the Company and its subsidiaries during all or part of the fiscal year as applicable, was $1,353,713.

     For the fiscal year ended July 31, 2002 each director, other than those directors who are salaried executive officers of Sand, was paid a basic annual retainer of $5,000 for serving as a director plus an additional amount of $1,500 per year for serving as a member of a standing committee of the Board of Directors.

     The aggregate value of other compensation did not exceed the lesser of $10,000 times the number of executive officers or ten percent (10%) of the cash compensation paid to such executive officers.

     No amounts have been set aside or accrued by the Company or its subsidiaries to provide pension, retirement or similar benefits to its directors or executive officers.

Employment Agreement

     Arthur G. Ritchie, Chairman of the Board, President and Chief Executive Officer and a Director of Sand, entered into an employment agreement ("the Agreement") with Sand upon the expiry of his previous employment agreement on December 31, 1993. The Agreement, effective January 1, 1994 was for an initial term of five (5) years and is automatically extended for additional periods of twelve (12) months each unless Sand or Mr. Ritchie shall have given the other a notice of termination of the Agreement not less than three (3) months prior to the end of its term. In the event the employment of Mr. Ritchie (i) is terminated by Sand for any reason other than for Cause (as defined in the Agreement) or death or (ii) is terminated by Mr. Ritchie for Good Reason (as defined in the Agreement), Mr. Ritchie will be entitled to receive, among other things, a lump sum payment equivalent to two (2) times the sum of his then current annual base salary and the amount of the bonuses received by him in the immediate past year and Mr. Ritchie shall continue for a period of two (2) years to participate in all benefit plans and programs of Sand to the extent such participation is possible, and, if such continued participation is barred, to receive amounts equal to the out-of-pocket costs of participation in plans and programs providing substantially similar benefits. On January 1, 2003, the employment of Mr. Ritchie was automatically extended to December 31, 2003 on terms similar to those in the Agreement.

Employee Compensation Plan

     The Company has an informal employee compensation plan, which also applies to Management, pursuant to which, if employees fulfill stated goals with respect to sales revenue, new account penetration, profit contribution and other criteria, their incomes will increase proportionately above the guaranteed base until the specified target income is earned or exceeded. The informal employee compensation plan is not based upon a mathematical formula in the case of Management, but is rather subject to individual negotiation.

1996 STOCK INCENTIVE PLAN

     On July 8, 1996, the board of directors adopted the 1996 Stock Incentive Plan (the "Incentive Plan") pursuant to which the beneficiaries selected by a committee of the board of directors may be granted options to subscribe for Common Shares. The Incentive Plan was confirmed, approved and ratified by the shareholders of the Corporation at the Annual and Special Meeting of the shareholders held on December 17, 1996. On November 9, 1999, by resolution, the directors of the Corporation amended the Incentive Plan to increase the maximum aggregate number of options to purchase Common Shares which may be granted under the Incentive Plan. This resolution of the directors was confirmed, approved and ratified by the shareholders of the Corporation at the Annual and Special Meeting of the shareholders held on December 17, 1999. The total number of Common Shares of the Corporation authorized for grants of options is 1,100,000 (as adjusted to reflect the share subdivision on a two-for-one basis on December 31, 1996) subject to adjustment to take into account changes in the capital structure of the Corporation.

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

     The term and number of Common Shares covered by each option, as well as the permitted frequency of exercise of such options, are determined by the Committee at the time the options are granted to the recipients. The number of Common Shares which may be subject to option in favour of a single recipient may not exceed 5% of the outstanding Common Shares of the Corporation. An option is to be exercised within a period of ten (10) years after the date on which the option is granted. The exercise price of each option for Common Shares is not less than the closing price of the Common Shares on the Nasdaq National Market System on the trading day prior to the day the option is granted or, if there was no transaction on that day, the average of the bid and ask prices on that day, less any discount as decided by the board of directors within the extent permitted by the applicable regulatory provisions. Options granted under the Incentive Plan may not be assigned or pledged. No financial assistance is available to recipients in connection with the exercise of an option. The Corporation may terminate the Incentive Plan at any time, subject to vested rights.

     During the fiscal year ended July 31, 2002, the Committee granted options to purchase an aggregate of 20,000 Common Shares to one officer and an aggregate of 208,500 Common Shares to 13 employees at exercise prices which vary from US$1.20 to US$5.00 per share which were not less than the respective closing prices of the Common Shares on The Nasdaq National Market System on the day prior to each grant. 566,750 options were cancelled. No options were exercised.

     During the period August 1, 2002 to January 20, 2003, the Committee granted options to purchase an aggregate of 403,500 Common Shares to 19 employees at exercise prices which vary from US$1 to US$5 per share which were not less than the respective closing prices of the Common Shares on The Nasdaq National Market System on the day prior to each grant. 17,500 options were cancelled.

     As at January 20, 2003, 740,000 options had been granted and remained outstanding under the Incentive Plan and 336,000 options remained available for grant.

1996 STOCK OPTION PLAN

     On July 8, 1996, the board of directors adopted the 1996 Stock Option Plan (the "Option Plan") pursuant to which the beneficiaries selected by a committee of the board of directors may be granted options to subscribe for Common Shares. The Option Plan was confirmed, approved and ratified by the shareholders of the Corporation at the Annual and Special Meeting of the shareholders held on December 17, 1996. On November 9, 1999, by resolution, the directors of the Corporation amended the Option Plan to increase the maximum aggregate number of options to purchase Common Shares which may be granted under the Option Plan. This resolution of the directors was confirmed, approved and ratified by the shareholders of the Corporation at the Annual and Special Meeting of the shareholders held on December 17, 1999. The total number of Common Shares of the Corporation authorized for grants of options is 900,000 (as adjusted to reflect the share subdivision on a two-for-one basis on December 31, 1996), subject to adjustment to take into account changes in the capital structure of the Corporation.

     The Plan is administered by a committee (the "Committee") consisting of not less than two (2) members of the board of directors each of whom is a "disinterested person" as defined under the UNITED STATES SECURITIES AND EXCHANGE ACT OF 1934 and an "outside director" as defined in the UNITED STATES INTERNAL REVENUE CODE.

     The term and number of Common Shares covered by each option, as well as the permitted frequency of exercise of such options, are determined by the Committee at the time the options are granted to the recipients. The number of Common Shares which may be subject to option in favour of a single recipient may not exceed 5% of the outstanding Common Shares of the Corporation. An option is to be exercised within a period of ten (10) years after the date on which the option is granted. The exercise price of each option for Common Shares is not less than the price of the Common Shares as determined by the Committee within the extent permitted by the applicable regulatory provisions. Options granted under the Option Plan may not be assigned or pledged. No financial assistance is available to recipients in connection with the exercise of an option. Options which expire or are terminated or surrendered or unexercised are thereafter available for the granting of other options. The Corporation may terminate the Option Plan at any time subject to vested rights.

     During the fiscal year ended July 31, 2002, the Committee granted options to purchase an aggregate of 104,000 Common Shares to 27 employees at exercise prices which vary from US$1.25 to US$5.00 per share which were not less than the respective closing prices of the Common Shares on The Nasdaq National Market System on the day prior to each grant. 249,750 options were cancelled. One employee exercised options as to 56,000 Common Shares at US$0.67 per share.

     During the period August 1, 2002 to January 20, 2003, the Committee granted options to purchase an aggregate of 112,500 Common Shares to three employees and one officer at exercise prices which vary from of US$1 to US$5 per share which was not less than the closing price of the Common Shares on The Nasdaq National Market System on the day prior to the grant. 92,250 options were cancelled.

     As at January 20, 2003, 508,500 options had been granted and remained outstanding under the Option Plan and 215,500 options remained available for grant.


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

     The Audit Committee is responsible for the engagement of the Company's independent auditors and reviews the scope and timing of their audit services and any other services they are asked to perform, their report on the Company's financial statements following completion of the audit and the Company's policies and procedures with respect to internal accounting and financial controls. This committee is comprised of three directors, all of whom are outside and unrelated directors. The current members of the Audit Committee are Josephine Munroe, Douglas S. Pryde and Steve Dennison.

     Josephine Munroe and Martin Shindler comprise the Option Committee which administers the 1996 Stock Incentive Plan and the 1996 Stock Option Plan which are described under the heading "Compensation".

     The Company does not have a Compensation Committee or a Remuneration Committee.

D.  EMPLOYEES

     On July 31, 2002, the Company had 111 employees, including 48 full-time employees with Sand, and 19 full-time employees with Sand USA, 37 full-time employees with Sand UK and 7 full-time employees with Sand Germany. Moreover, the Company had three part-time employees, one with Sand, one with Sand USA and one with Sand UK. No employee of the Company is represented by a labour union or is covered by a collective bargaining agreement.

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


ITEM 7.    MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.  MAJOR SHAREHOLDERS

     The following are the only persons who, to our knowledge, beneficially own or exercise control or direction over shares carrying more than five (5%) percent of the votes attached to Class A Common Shares of the Company at January 27 , 2003:

                                APPROXIMATE NUMBER OF CLASS                PERCENTAGE OF CLASS A
                                 A SHARES OWNED, CONTROLLED                 COMMON SHARES OWNED,
                                         OR DIRECTED                       CONTROLLED OR DIRECTED
                            -------------------------------------     --------------------------------
Arthur G. Ritchie                        2,074,138                                15.7 %
Jerome Shattner                          1,023,000                                 7.7%

     The total number of Class A Common Shares owned, controlled or directed by the officers and directors of Sand as a group, to our knowledge, is 3,418,008, or approximately 26%, at January 27 , 2003.

     The voting rights of the Class A Common Shares held by the persons identified or referred to above are the same as the voting rights of the Class A Common Shares held by all other shareholders.

     To our knowledge, as of January 15, 2003, 9,449,152 Class A Common Shares were held of record by 412 persons whose registered addresses were in the United States. Many of our Class A Common Shares are held in the name of intermediaries.

     Except as set forth above, to our knowledge, the Company is not directly or indirectly owned or controlled by another corporation, by any foreign government or by any other national or legal person severally or jointly.

     There are no known contractual arrangements which may result in a change of control of the Company at a subsequent date.


B.  RELATED PARTY TRANSACTIONS

     Sand maintains directors' and officers' liability insurance which, subject to the provisions and exclusions contained in the policy, protects the directors and officers, as such, against any claims made during the term of their office against any of them for a wrongful act, provided they acted honestly and in good faith with a view to the best interests of Sand. The policy provides coverage with a limit of US$5,000,000 per loss per policy period, subject to a corporate reimbursement deductible of US$250,000 per loss. The current annual premium is paid entirely by Sand and amounts to approximately US$100,000. To the extent permitted by law, Sand has entered into an indemnification agreement with each of its directors and senior officers.


C.  INTERESTS OF EXPERTS AND COUNSEL

           Not applicable.


ITEM 8.    CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

     The Consolidated Financial Statements of the Company are included in this Annual Report on Form 20-F beginning on page 48.


ITEM 9.    THE OFFER AND LISTING

A.  OFFER AND LISTING DETAILS

     The following table presents the closing high and low sales prices of our Class A Common Shares stated in United States dollars as reported by NASDAQ for the following periods:

Month Ended                                       U.S. $
-----------                                       ------
                                       High                    Low
                                       ----                    ---
To January 17, 2003                   $0.94                   $0.61
December 2002                         $0.951                  $0.58
November 2002                         $1.069                  $0.75
October 2002                          $0.92                   $0.53
September 2002                        $1.08                   $0.91
August 2002                           $1.30                   $0.80
July 2002                             $1.27                   $0.89

Quarter Ended                                     U.S. $
-------------                                     ------
                                       High                    Low
                                       ----                    ---
October 30, 2002                      $1.30                   $0.53
July 31, 2002                         $1.40                   $0.89
April 30, 2002                        $1.708                  $1.03
January 31, 2002                      $1.79                   $1.05
October 30, 2001                      $4.27                   $1.25
July 31, 2001                         $4.90                   $3.01
April 30, 2001                        $5.75                   $2.969
January 31, 2001                      $7.75                   $4.688
October 30, 2000                      $5.375                  $3.50

Fiscal Year Ended July 31                         U.S. $
-------------------------                         ------
                                       High                    Low
                                       ----                    ---
2002                                  $4.27                   $0.89
2001                                  $7.75                   $2.969
2000                                  $9.875                  $3.375
1999                                  $8.25                   $4.125
1998                                  $12.00                  $3.375


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

     Given the amendments to the CBCA in November 2001 and given that the By-laws of the Corporation had first been adopted in 1983, the board of directors determined that it was both timely and in the best interests of the Company and its shareholders to adopt new By-laws. On November 4, 2002, the board of directors adopted the new By-laws of the Corporation. The new By-laws were confirmed by the shareholders at the annual meeting of shareholders held on December 17, 2002.

     The notable changes in the new By-laws from the previous By-laws are as follows:

o the new By-laws provide greater flexibility by permitting that the registered office of the Corporation shall be in the province or territory of Canada specified in the Articles, as opposed to the specific place in such province or territory specified in the Articles;

o the new By-laws provide greater flexibility by reducing the Canadian residency requirements of directors of the Corporation from a majority of directors to at least 25% of the directors;

o the new By-laws change the duties of the board of directors from managing the business and affairs of the Corporation to managing or supervising the management of the business and affairs of the Corporation;

o the new By-laws eliminate the requirement that a majority of any members of a committee of the board of directors be resident Canadians;

o the new By-laws provide greater flexibility with respect to where the Corporation can hold meetings of shareholders;

o the new By-laws reflect the amendment to the CBCA relating to the time periods required for notice of meetings of shareholders and relating to the record date for notice of meetings of shareholders and for dividends;

o the new By-laws provide detailed provisions regarding determination of a record date for voting at meetings of shareholders;

o the new By-laws provide greater flexibility by permitting that meetings of shareholders may be held by means of an electronic communications facility; and

o the new By-laws provide greater flexibility by permitting that the Corporation may, subject to the consent of the applicable addressee, provide certain notices or documents to shareholders or directors by means of electronic delivery.

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

     The powers of the directors set forth in the Articles of the Company may be amended by special resolution. A special resolution is a resolution passed by a majority of not less than two-thirds (2/3) of the votes cast by shareholders of the Company who being entitled to do so, vote in person or by proxy at an annual or special meeting of shareholders of the Company. Under the CBCA, an ordinary resolution of shareholders requires approval by a majority of the votes cast at a meeting of shareholders, present in person or represented by proxy.

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

Change of Rights of Shareholders

     The CBCA requires the consent by special resolution of a majority of not less than two-thirds (2/3) of the votes cast by the shareholders entitled to vote in order to change the rights of holders of shares, including the designation of all or any shares, and any addition, change or removal of rights, privileges, restrictions and conditions, including rights to accrued dividends, in respect of all or any shares, whether issued or unissued.


C.  MATERIAL CONTRACTS

     The Company is not a party to any material contracts entered into in the past two years outside the ordinary course of business.


D.  EXCHANGE CONTROLS

     There are no governmental laws, decrees, or regulations in Canada relating to restrictions on the export or import of capital, or affecting the remittance of interest, dividends, or other payments to non-resident holders on the Company's Class A Common Shares, other than withholding tax requirements. Any remittances of dividends to United States residents are subject to a 15% withholding tax (5% if the shareholder is a corporation owning at least 10% of the outstanding voting shares of the Company) pursuant to Article X of the reciprocal tax treaty between Canada and the United States. See "Item 10 - Additional Information - E - Taxation".

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


E.  TAXATION

CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

     The following summary of certain Canadian federal income tax considerations generally applicable in respect of the Company's Class A Common Shares reflects the Company's opinion. The tax consequences to any particular holder of Class A Common Shares will vary according to the status of that holder as an individual, trust, corporation or member of a partnership, the jurisdiction in which that holder is subject to taxation, the place where that holder is resident and, generally, according to that holder's particular circumstances. This summary is applicable only to holders who are resident in the United States, have never been resident in Canada for tax purposes, deal at arm's length with the Company, hold their Class A Common Shares as capital property and who will not use or hold the Class A Common Shares in carrying on business in Canada.

     This summary is based upon the provisions of the Income Tax Act of Canada and the regulations thereunder (collectively, the "Tax Act", or "ITA") and the Canada-United States Tax Convention as amended by the Protocols thereto (the "Tax Convention") as at the date of this Form 20-F and the current publicly known administrative practices of the Canada Customs and Revenue Agency. This summary does not take into account Canadian provincial income tax considerations.

     This summary is not exhaustive of all possible income tax considerations pertaining to the Class A Common Shares. It is not intended as legal or tax advice to any particular holder of Class A Common Shares and should not be so construed. Each holder should consult his own tax advisor with respect to the income tax consequences applicable to him in his own particular circumstances.

DISPOSITION OF CLASS A COMMON SHARES

     Under the Tax Act, a gain from the disposition of Common Shares by a non-resident of Canada will generally not be subject to Canadian tax, provided the shareholder (and/or persons who do not deal at arm's length with the shareholder) have not held a "substantial interest" in the Company (25% or more of the shares of any class of the Company's share capital) at any time in the five years preceding the disposition. Even if a gain would have been taxable under the Tax Act, generally, the Tax Convention will exempt from Canadian taxation any capital gain realized by a resident of the United States, provided that the value of the Class A Common Shares is not derived principally from real property situated in Canada. It is likely that this exemption would apply to the Class A Common Shares of the Company.

     Where a holder disposes of Class A Common Shares to the Company (unless the Company acquired the common shares in the open market in the manner in which shares would normally be purchased by any member of the public), this will result under the Tax Act in a deemed dividend to the holder equal to the amount by which the consideration paid by the Company exceeds the paid-up capital of such shares. The amount of such dividend will be subject to withholding tax as described below.

DIVIDENDS

     In the case of any dividends paid to non-residents of Canada, the Canadian tax is withheld by the Company, which remits only the net amount of such dividend to the shareholder. By virtue of Article X of the Tax Convention, the rate of tax on dividends paid to residents of the United States is generally limited to 15% of the gross dividend (or 5% in the case or certain corporate shareholders owning shares of the Company enabling the shareholder to at least 10% of the Company's voting shares). In the event the provisions of the Tax Convention are not applicable, the rate of Canadian withholding tax imposed on non-residents according to the Tax Act is 25% of the gross dividend.


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

     Our exposure to market rate risk for changes in interest rates relates primarily to our investment portfolio. We have not used derivative financial instruments in our investment portfolio. We invest in high quality issuers and limit the amount of our credit exposure with any one issuer. We are averse to principal loss and ensure the safety and preservation of our invested funds by limiting default, market and reinvestment risk. A subsidiary of Sand negotiated a line of credit of approximately
$1,200,000 (Pound Sterling 500,000) with a commercial bank. No draw downs have been made on this line of credit. Otherwise, we do not make use of a bank line of credit and we do not have any long term debt.

     Although we currently earn revenues and incur expenses in United States dollars, British pounds, Euros and Canadian dollars, exchange rates for these and other local currencies in countries where we may operate in the future may fluctuate in relation to the Canadian dollar and such fluctuations may have an adverse effect on our earnings or assets when United States dollars, British pounds, Euros or local currencies are exchanged for Canadian dollars. We have not entered into forward foreign exchange contracts. To date, losses and gains resulting from the translation of revenue and expenses denominated in Untied States dollars or British pounds into Canadian dollars have been included in our results of operations.


ITEM 12.   DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

           Not applicable.


                                     PART II


ITEM 13.   DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

           None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

           None.



                                    PART III


ITEM 17.   FINANCIAL STATEMENTS

           Not Applicable.


ITEM 18.   FINANCIAL STATEMENTS

     The Consolidated Financial Statements of the Company are included in this Annual Report on Form 20-F beginning on page 48.

                             CONSOLIDATED FINANCIAL STATEMENTS OF
                             SAND TECHNOLOGY INC.
                             JULY 31, 2002, 2001 AND 2000

Deloitte & Touche LLP
Assurance and Advisory Services
1 Place Ville-Marie
Suite 3000
Montreal QC H3B 4T9
Canada

Tel.: (514) 393-7115
Fax: (514) 390-4111
www.deloitte.ca

[DELOITTE & TOUCHE LOGO]

AUDITORS' REPORT

To the Shareholders of Sand
Technology Inc.

We have audited the consolidated balance sheets of Sand Technology Inc. as at July 31, 2002 and 2001 and the consolidated statements of operations, shareholders' equity and cash flows for each of the three years ended July 31, 2002, 2001 and 2000. These financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audits.

With respect to the consolidated financial statements for each of the years in the two-year period ended July 31, 2002, we conducted our audits in accordance with Canadian generally accepted auditing standards and auditing standards generally accepted in the United States of America. With respect to the financial statements for the year ended July 31, 2000, we conducted our audit in accordance with Canadian generally accepted auditing standards. These standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Corporation as at July 31, 2002 and 2001 and the results of its operations and its cash flows for each of the three years ended July 31, 2002, 2001 and 2000 in accordance with Canadian generally accepted accounting principles.



[Deloitte & Touche LLP]



Chartered Accountants
September 20, 2002 (except for Note 13 which is as of October 18, 2002)

[Deloitte
Touche
Tohmatsu]

SAND TECHNOLOGY INC.
CONSOLIDATED BALANCE SHEETS
AS AT JULY 31, 2002 AND 2001 (IN CANADIAN DOLLARS)


                                                          2002               2001
                                                          ----               ----
                                                           $                   $
ASSETS
Current assets
   Cash and cash equivalents                           5,958,011          18,488,707
   Accounts receivable                                 6,316,918           8,415,870
   Inventories                                           205,290              44,783
   Prepaid expenses                                      565,546             391,488
   Loan bearing interest at 8%                           100,000             100,000
                                                      ----------          ----------
                                                      13,145,765          27,440,848

Capital assets (Note 2)                                2,336,603           1,506,303
Acquired technology (Note 3)                              45,430             985,133
                                                      ----------          ----------
                                                      15,527,798          29,932,284
                                                      ==========          ==========

LIABILITIES
Current liabilities
   Accounts payable and accrued liabilities            3,511,032           3,401,650
   Deferred revenue                                    2,073,154           1,835,260
                                                      ----------          ----------
                                                       5,584,186           5,236,910
                                                      ----------          ----------

COMMITMENTS (Note 8)

SHAREHOLDERS' EQUITY
   Common stock (Note 4)
      Authorized
         An unlimited number of Class "A" common shares,
            without par value
         Issued and outstanding
            13,209,427 common shares
               (13,153,427 in 2001)                   39,185,351          39,125,112
Deficit                                              (29,241,739)        (14,429,738)
                                                      ----------          ----------
                                                       9,943,612          24,695,374
                                                      ----------          ----------
                                                      15,527,798          29,932,284
                                                      ==========          ==========

              See notes to the consolidated financial statements.

SAND TECHNOLOGY INC.
CONSOLIDATED STATEMENTS OF OPERATIONS
YEARS ENDED JULY 31, 2002, 2001 AND 2000 (IN CANADIAN DOLLARS)

                                                          2002                 2001                2000
                                                          ----                 ----                ----
                                                           $                    $                   $

NET SALES                                              13,922,077           11,258,528          6,895,016
Cost of sales and product support                      (7,422,955)          (5,068,489)        (3,248,748)
Research and development costs                         (4,887,581)          (3,923,671)        (4,005,576)
Selling, general and administrative expenses          (16,589,255)         (11,413,368)        (6,667,973)
Net interest and profit on sales of investments           165,713              624,324             84,568
                                                       ----------           ----------         ----------
Loss from operations                                  (14,812,001)          (8,522,676)        (6,942,713)

Profit on sale of affiliated company (Note 5)                   -                    -          3,792,296
Equity earnings of affiliated company (Note 5)                  -                    -            283,510
                                                       ----------           ----------          ---------
NET LOSS                                              (14,812,001)          (8,522,676)        (2,866,907)
                                                       ==========           ==========          =========
Loss per share                                              (1.12)               (0.71)             (0.32)
                                                       ==========           ==========          =========

Weighted average number of
shares outstanding                                     13,186,194           12,079,359          8,919,211
                                                       ==========           ==========          =========


APPROVED BY THE BOARD OF DIRECTORS



(s) Arthur G. Ritchie                           (s) Douglas S. Pryde
ARTHUR G. RITCHIE, DIRECTOR                     DOUGLAS S. PRYDE, DIRECTOR


              See notes to the consolidated financial statements.

SAND TECHNOLOGY INC.
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
YEARS ENDED JULY 31, 2002, 2001 AND 2000 (IN CANADIAN DOLLARS)


                                                           Common stock                     Retained
                                  Exchange          -----------------------------           earnings
                                    rate             Shares               Amount            (deficit)
                                  --------         ----------           ---------          ----------
                                    US$                                  $                 $


BALANCE, JULY 31, 1999              0.66            8,528,206            8,781,335         (3,040,155)

Net loss                                                    -                    -         (2,866,907)

Exercise of stock options           0.68              520,000              335,130                  -

Private placement                   0.68              315,789            1,885,723                  -

Balance of purchase price
   exchanged for shares                               263,150            1,453,560                  -
                                   ------          ----------           ----------         ----------
BALANCE, JULY 31, 2000              0.68            9,627,145           12,455,748        (5,907,062)

Net loss                                                    -                    -        (8,522,676)

Exercise of stock options           0.66               40,000               77,608                 -

Common share equity line            0.66              586,282            2,264,483                 -

Private placement                   0.66            2,900,000           24,327,273                 -
                                   ------          ----------           ----------         ----------
BALANCE, JULY 31, 2001              0.65           13,153,427           39,125,112        (14,429,738)

Net loss                                                    -                    -        (14,812,001)

Exercise of stock options           0.64               56,000               60,239                 -
                                   ------          ----------           ----------         ----------
BALANCE, JULY 31, 2002              0.63           13,209,427           39,185,351        (29,241,739)
                                   ======          ==========           ==========         ==========

              See notes to the consolidated financial statements.

SAND TECHNOLOGY INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
YEARS ENDED JULY 31, 2002, 2001 AND 2000 (IN CANADIAN DOLLARS)

                                                          2002              2001               2000
                                                          ----              ----               ----
                                                           $                 $                  $
OPERATING ACTIVITIES
   Net loss                                             (14,812,001)     (8,522,676)       (2,866,907)
   Items not affecting cash
      Depreciation of equipment                             556,006         211,418            94,704
      Amortization of acquired technology                   948,981         948,981           948,981
      Equity earnings of affiliated company
         (Note 5)                                                 -               -          (283,510)
      Profit on sale of affiliated company                        -               -        (3,792,296)
   Changes in non-cash operating
      working capital items (Note 12)                     1,873,769      (2,563,799)       (2,269,251)
                                                         ----------      ----------         ---------
                                                        (11,433,245)     (9,926,076)       (8,168,279)
                                                         ----------      ----------         ---------

INVESTING ACTIVITIES
   Proceeds on sale of affiliated company                         -               -         7,295,476
   Purchase of technology                                    (9,278)              -                 -
   Purchase of equipment                                 (1,386,306)     (1,577,617)          (53,352)
                                                         ----------      ----------         ---------
                                                         (1,395,584)     (1,577,617)        7,242,124
                                                         ----------      ----------         ---------

FINANCING ACTIVITIES
   Issue of common shares                                    60,239      26,669,364         2,220,853
   Deferred revenue                                         237,894       1,453,224           382,036
   Repayment of balance of purchase price                         -        (517,300)         (299,140)
                                                         ----------      ----------         ---------
                                                            298,133      27,605,288         2,303,749
                                                         ----------      ----------         ---------

Increase (decrease) in cash and cash equivalents        (12,530,696)     16,101,595         1,377,594
Cash and cash equivalents, beginning of year             18,488,707       2,387,112         1,009,518
                                                         ----------      ----------         ---------
CASH AND CASH EQUIVALENTS, END OF YEAR                    5,958,011      18,488,707         2,387,112
                                                         ==========      ==========         =========

There were no interest or income taxes paid during the three-year period ended July 31 2002.

               See notes to the consolidated financial statements.

The Corporation is involved in research and development to bring to market its Sand Analytic Server products and associated Nucleus data base products. The Corporation is also developing proprietary systems integration methodologies and supporting products related to the analysis of customer data. The Corporation is considered to have only one business segment. The Corporation changed its name from Sand Technology Systems International Inc. on December 17, 1999.

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

     BASIS OF CONSOLIDATION

     The consolidated financial statements include the accounts of the Corporation and its wholly-owned subsidiaries, Sand Technology Corp., Sand Technology (U.K.) Ltd., STSI Licensing, LLC, Sand Technology Ireland Limited and Sand Technology Deutschland GmbH. All significant intercompany transactions and balances have been eliminated.

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

     CASH AND CASH EQUIVALENTS

     Cash and cash equivalents include highly liquid investments having maturity dates of up to three months when purchased and are valued at cost, which approximates their fair value.

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

     DEFERRED REVENUE

     Deferred revenue represents unearned income associated with support agreements, software license revenue where significant vendor obligations remain.

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

     Prior to the adoption of the new recommendations, income tax expense would have been determined using the deferral method of tax allocation. There is no material impact on the financial statements resulting from this change.

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

2.   CAPITAL ASSETS

                                                          2002                                      2001
                                      -------------------------------------------------           --------
                                                       Accumulated            Net Book            Net Book
                                        Cost           Depreciation            Value               Value
                                     -----------       ------------          ----------          ---------
                                         $                  $                    $                   $
Furniture and equipment                 790,170           281,606               508,564            559,809
Computer equipment                    1,290,570           273,437             1,017,133            370,611
Leasehold improvements                  957,670           146,764               810,906            575,883
                                     -----------       ------------          ----------          ---------
                                      3,038,410           701,807             2,336,603          1,506,303
                                     ===========       ============          ==========          =========

3.   ACQUIRED TECHNOLOGY

                                                          2002                                      2001
                                      -------------------------------------------------           --------
                                                       Accumulated            Net Book            Net Book
                                        Cost           Depreciation            Value               Value
                                     -----------       ------------          ----------          ---------
                                         $                  $                    $                   $
Product source codes                  3,002,317          2,956,887              45,430             985,133
                                     ===========       ============          ==========          =========

4.   COMMON STOCK

     AUTHORIZED

     Unlimited number of Class "A" common shares without par value.

     SHARE ISSUANCES

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

     On July 31, 2000, the Corporation agreed to satisfy $1,453,560 of its obligations resulting from the acquisition of the Nucleus rights by issuing 263,150 shares of common stock (Note 5).

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

     During the year ended July 31, 2001, the Corporation issued 586,282 common shares through its common share equity line for net cash proceeds of $2,264,483.

     In November 2000, the Corporation completed a private placement involving the issuance of 2,900,000 common shares for net cash proceeds of $24,327,273. Under the terms of the agreement, the shares were sold for a purchase price of US$6.00 per share. The Corporation also issued

     312,000 warrants which may be exercised from time to time during the period beginning November 22, 2000 and ending on November 22, 2002 at an exercise price of US$6.00 per share.

     During the year, ended July 31, 2001, 40,000 common shares were issued under the 1996 Stock Incentive Plan for proceeds of $77,608.

     During fiscal 2002, 56,000 Class "A" common shares were issued pursuant to the 1996 Stock Option Plan for proceeds of $60,239.

     SHARE REPURCHASE PROGRAM

     On October 10, 2001, the Corporation announced an open market share repurchase program under which it may repurchase, up to a maximum of 659,160 of its outstanding Class A Common Shares from October 15, 2001 to October 15, 2002.

     STOCK OPTION PLANS

     The Company has two stock option plans. Under the 1996 Stock Incentive Plan, the Company may grant options to its regular full-time employees and those of its subsidiaries for up to a maximum of 1,100,000 common shares. Under the 1996 Stock Option Plan, the Company may grant options to its regular full-time employees and non-employee directors and those of its subsidiaries for up to a maximum of 900,000 common shares. Under both plans, the exercise price of each option is not less than the market price of the Company's shares on the Nasdaq National Market System on the day prior to the date of grant, options vest ratably over a five year period and option's maximum term is 10 years.

     Activity in the stock option plans for fiscal 2002, 2001 and 2000 was as follows:

                                          2002                          2001                     2000
                                ------------------------      -----------------------     ------------------
                                               WEIGHTED                    Weighted                 Weighted
                                               AVERAGE                     average                   average
                                OPTIONS        EXERCISE       Options      exercise      Options    exercise
                                 (000)          PRICE          (000)        price         (000)      price
                                --------      ---------       --------      ---------    --------  ---------
                                   #             $US             #           $US            #         $US
     Outstanding,
     Beginning of year           1,389           4.53           958           4.15        1,251        4.08
        Granted                    333           3.20           515           5.02          271        5.32
        Exercised                   56           0.67            40           1.27           80        1.49
        Forfeited                  817           5.30            44           5.06          484        5.06


     Outstanding,
        end of year                849           3.52         1,389           4.53          958        4.15
     Options exercisable
        at year end                324                          247                         177

     The following table summarizes significant ranges of outstanding options held by directors, officers, and employees as of July 31, 2002:

                                                    Options outstanding                   Options exercisable
                                            ------------------------------------       -----------------------
                                                       Weighted
                                                       average         Weighted                      Weighted
                                                       remaining        average                       average
                                            Options      life           exercise        Options      exercise
     Range of exercise prices ($US)          (000)      (years)          price           (000)         price
                                            --------  -----------      ---------       ---------    ----------
                                               #                           $               #             $
     < 1.00                                    160         3.97            0.69           160           0.69
     1.00 to 1.99                              159         9.56            1.23             -              -
     3.00 to 3.99                               20         3.97            3.38            20           3.38
     4.00 to 4.99                               48         5.45            4.40            38           4.40
     5.00 to 5.99                              424         8.49            5.07            87           5.19
     6.00 to 6.99                               32         7.11            6.38            15           6.38
     7.00 to 7.99                                6         6.54            7.13             4           7.13
                                            --------  -----------      ---------       ---------    ----------
                                               849         7.50            3.52           324           2.84
                                            ========  ===========      =========       =========    ==========

5.   INVESTMENT IN AFFILIATED COMPANY

     HITACHI DATA SYSTEMS INC.

     On August 20, 1999, the Corporation sold its 40% investment in Hitachi Data Systems Inc. to Hitachi Data Systems Corporation of Santa Clara for $7,295,476 in cash.

     The audited financial statements of Hitachi Data Systems Inc., the results of operations for the 20-day period ended August 20, 1999 and the four-month period ended July 31, 1999, and the carrying value of the related investment, accounted for under the equity method, are summarized below:

                                                                              March 31,
                                                                                1999
                                                                             ----------
                                                                                  $
Financial position
   Current assets                                                            17,309,867
   Current liabilities                                                       12,120,456
                                                                             ----------

Working capital                                                               5,189,411
Other assets                                                                  6,476,403
                                                                             ----------
                                                                             11,665,814
Other liabilities                                                             4,291,312
                                                                             ----------

Equity                                                                        7,374,502
                                                                             ==========

Results of operations
   Revenue                                                                   51,130,495
   Operating expenses and income taxes                                       48,506,953
                                                                             ----------

Net earnings                                                                  2,623,542
                                                                             ==========
Dividends paid                                                                4,000,000
                                                                             ==========


                                              20-day period                4-month period
                                                  ended                        ended
                                                August 20,                   July 31,
                                                   1999                         1999
                                              -------------                --------------
                                                                                  $
Results of operations
   Revenue                                       4,372,657                   14,619,371
   Operating expenses and income taxes           3,663,882                   13,944,698
                                              -------------                -------------
Net earnings                                       708,775                      674,673
                                              =============                =============

                                                                               July 31,
                                                                                 2000
                                                                            ------------
                                                                                   $
Equity earnings for the year                                                    283,510
                                                                            ============

6.   BALANCE OF PURCHASE PRICE

     The balance of purchase price resulted from the acquisition of the Nucleus rights. This balance of purchase price was non-interest bearing, repayable with annual principal repayments from 2001 to 2004 and reimbursable under certain conditions.

     On July 31, 2001 the agreement was modified and the Corporation committed to settle the balance of purchase price as follows:

          - cash in the amount of US$ 350,038 (Can$ 517,300) payable by November 15, 2000; and

          -    263,150 shares of common stock issued as of July 31, 2000.

7.   INCOME TAXES

     The Corporation and its subsidiaries have non-capital losses carried forward for income tax purposes amounting to approximately $27,181,000 which may be utilized to reduce taxable income of future years and which expire as follows:

                                           $

               2005                         13,000
               2006                        222,000
               2008                      1,321,000
               2009                      2,174,000
               2011                         92,000
               2012                        523,000
               2013                      1,958,000
               2014                      3,563,000
               2015                      3,641,000
               2016                      4,429,000
               2017                      5,945,000
               INDEFINITE                3,300,000

     The Corporation has research and experimental development expenses estimated at $8,300,000 for federal tax purposes and $2,378,000 for provincial tax purposes which can be carried forward indefinitely against its taxable income.

     The Corporation also has non-refundable investment tax credits amounting to $2,501,000, which it can apply against its future federal income tax payable. This can be carried forward over the next ten years.

     No recognition has been given in the financial statements with regard to the potential future tax benefits resulting from the availability of any of these items.

8.   COMMITMENTS

     LEASE COMMITMENTS

     Minimum lease payments for office premises under non-cancellable operating leases for the next five years are as follows:

                                             $

               2003                        565,000
               2004                        418,000
               2005                        376,000
               2006                        376,000
               2007                        376,000

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

     The Corporation has two geographic reportable segments commencing with the 2000 fiscal year. Both the North American and European segments distribute a full range of Nucleus Exploration series products, including the Nucleus Exploration Mart/Warehouse and the Nucleus Prototype Mart/Warehouse. The accounting policies of the segments are the same as described in the summary of significant accounting policies. The Company evaluates segment performance based on income before taxes. Sales for each segment are based on the location of the third party customer. All intercompany transactions between segments have been eliminated.

                                    North America                 Europe
                                    -------------              ------------
2002
Net sales                             4,417,697                  9,504,380
Loss before taxes                   (10,927,783)                (3,884,218)
Identifiable assets                   5,797,886                  9,729,912
                                    -------------              ------------

2001
Net sales                             3,313,856                  7,944,672
Income (loss) before taxes           (8,930,339)                   407,663
Identifiable assets                  21,869,267                  8,063,017
                                    -------------              ------------

2000
Net sales                             2,265,340                  4,629,676
Income (loss) before taxes           (3,352,230)                   485,323
Identifiable assets                   5,639,068                  3,431,693
                                    -------------              ------------

11.  FINANCIAL INSTRUMENTS

     FAIR VALUE

     At July 31, 2002, the estimated fair market value of cash and cash equivalents, accounts receivable, loan and accounts payable and accrued liabilities is equal to the book value, given the short-term nature of these items.

     Short-term investments are recorded at the lower of cost and market value.

     The Corporation does not hold or issue financial instruments for trading purposes.

     CREDIT RISK

     Credit risk concentration with respect to trade receivables is limited due to the Corporation's large client base.

12.  CHANGES IN NON-CASH OPERATING
     WORKING CAPITAL ITEMS

                                           2002               2001               2000
                                        ----------         ----------         ---------
                                            $                  $                  $
Accounts receivable                     2,098,952          (4,064,082)       (3,536,093)
Due from affiliated company                     -                   -             4,537
Inventories                              (160,507)             (1,683)            4,042
Prepaid expenses                         (174,058)           (276,945)         (102,396)
Accounts payable and
   accrued liabilities                     109,382          1,778,911         1,360,659
                                        ----------         ----------         ---------
Changes in non-cash operating
working capital items                    1,873,769         (2,563,799)       (2,269,251)
                                        ----------         ----------         ---------
                                        ----------         ----------         ---------


13.  SUBSEQUENT EVENT

     On October 15, 2002, the Corporation announced that its Board of Directors has authorized a share repurchase program under which it may repurchase up to a maximum of 692,345 of its outstanding Class A common shares from October 23, 2002 to October 23, 2003.

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

                                              July 31, 2002        July 31, 2001        July 31, 2000
                                                    $                    $                    $
                                              -------------        -------------        -------------
     Net (loss) reported                       (14,812,001)         (8,522,676)           (2,866,907)
     Pro forma compensation benefit
     (expense)                                     301,420            (875,375)              165,293
     Pro forma net (loss)                      (14,510,581)         (9,398,051)           (2,701,614)
     Pro forma basic (loss) per share                (1.10)             (0.778)               (0.303)
                                              -------------        -------------        -------------


     The Corporation recognized compensation benefit of $301,420 in 2002 ($165,293 in 2000). The benefit resulted from the reversal of previously recorded stock compensation expense on the forfeiture of unexercised options. The benefit is reconciled as follows: (1) stock compensation expense $597,381 in 2002 ($451,711 in 2000) for employee based stock option plans in accordance with FAS 123 and (2) reversal of previously recorded stock compensation expense on the forfeiture of unexercised option of $898,801 in 2002 ($617,004 in 2000).

15.  RECONCILIATION OF CANADIAN AND UNITED STATES
     GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (CONTINUED)

     FAS 123 requires that pro forma compensation expense be recognized over the vesting period based on the fair value of options granted to employees. The pro forma compensation expense presented above has been estimated using the Black Scholes option pricing model. In order to perform the calculation the following weighted average assumptions were made for fiscal years 2000, 1999 and 1998:

                                              July 31, 2002        July 31, 2001        July 31, 2000
                                                    $                    $                    $
                                              -------------        -------------        -------------
     Risk-free interest rate                        4.75%                4.93%               5.90%
     Dividend yield                                    0%                   0%                  0%
     Volatility factor of the expected
     market price of the
     Corporation's common stock                       89%                  81%                 97%
    Term to maturity                              7 years              7 years             7 years


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

     In July 2002, the FASB issued SFAS 146, which addresses significant issues regarding the recognition, measurement, and reporting of costs that are associated with exit and disposal activities, including restructuring activities that are currently accounted for pursuant to the guidance that the Emerging Issues Task Force ("EITF") has set forth in EITF Issue No. 94-3," Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (Including Certain Costs Incurred in a Restructuring)." SFAS 146 revises the accounting for certain lease termination costs and employee termination benefits, which are generally recognized in connection with restructuring activities.

ITEM 19.   EXHIBITS

EXHIBITS

           3.1*            Articles of Incorporation, as amended on December 20,
                           1996 and December 31, 1996

           3.2**           Amendment to Articles of Incorporation dated January
                           1, 2000.

           3.3 By-Laws approved, confirmed and ratified by the shareholders on December 17, 2002.

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

           10.9******      Purchase Agreement dated November 22, 2000 with
                           Sprott Securities Inc.

           10.10******     Escrow Agreement dated November 22, 2000 among the
                           Registrant, Sprott Securities and Aird & Berlis

           10.11******     Escrow Agreement dated November 28, 2000 among the
                           Registrant, Sprott Securities and Aird & Berlis

           11.1            Statement detailing computation of per share earnings

EXHIBITS (cont'd)

           21.1            Subsidiaries

           23              Consent of Deloitte & Touche

           99.1 Certification of Periodic Financial Report Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002,
                           U.S.C. Section 1350

           99.2            Certification of Periodic Financial Report Pursuant
                           to Section 906 of the Sarbanes-Oxley Act of 2002,
                           U.S.C. Section 1350
-----------------------------

* Incorporated by reference from the Registrant's Form 20-F Annual Report for the fiscal year ending July 31, 1996.

** Incorporated by reference from Amendment No. 1 to the Registrant's Form F-2 Registration Statement (333-12216) filed on August 18, 2000.

*** Incorporated by reference from the Registrant's Form S-8 Registration Statement (333-7462).

**** Incorporated by reference from the Registrant's Form S-8 Registration Statement (333-8538).

***** Incorporated by reference from the Registrant's Form 20-F Annual Report for the fiscal year ending July 31, 2000.

****** Incorporated by reference from the Registrant's Form F-3 Registration Statement (333-51014).

                                   SIGNATURES


The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on Form 20-F on its behalf.



                                            SAND TECHNOLOGY INC.





                                            /s/ Arthur G. Ritchie
                                            ------------------------------
January 29 , 2003                           Arthur G. Ritchie
                                            Chairman of the Board,
                                            President and Chief Executive
                                            Officer

                                 CERTIFICATIONS


I, Arthur G. Ritchie, Chairman, President and Chief Executive Officer of Sand Technology Inc., certify that:

1)   I have reviewed this annual report on Form 20-F of Sand Technology Inc.;

2) Based on my knowledge, this annual report does not contain any untrue statements of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3) Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly represent in all material respects the financial condition, results of operations and cash flows of Sand Technology Inc. as of, and for, the periods presented in this annual report;

4) Sand Technology Inc.'s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for Sand Technology Inc. and have:

     a) designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

     b) evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

     c) presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5) Sand Technology Inc.'s other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent function):

     a) All significant deficiencies in the design or operation of internal controls which could adversely affect Sand Technology Inc.'s ability to record, process, summarize and report financial data and have identified for Sand Technology Inc.'s auditors any material weaknesses in internal controls; and

     b) Any fraud, whether or not material, that involves management or other employees who have a significant role in Sand Technology Inc.'s internal controls; and

6) Sand Technology Inc.'s other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

January 29, 2003.


                           /s/ Arthur G. Ritchie
                           Arthur G. Ritchie
                           Chairman of the Board,
                           President and Chief Executive Officer

                                 CERTIFICATIONS


I, Gilles Therrien, Vice-President, Finance and Administration, and Chief Financial Officer of Sand Technology Inc., certify that:

1)   I have reviewed this annual report on Form 20-F of Sand Technology Inc.;

2) Based on my knowledge, this annual report does not contain any untrue statements of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3) Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly represent in all material respects the financial condition, results of operations and cash flows of Sand Technology Inc. as of, and for, the periods presented in this annual report;

4) Sand Technology Inc.'s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for Sand Technology Inc. and have:

     a) designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

     b) evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

     c) presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5) Sand Technology Inc.'s other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent function):

     a) All significant deficiencies in the design or operation of internal controls which could adversely affect Sand Technology Inc.'s ability to record, process, summarize and report financial data and have identified for Sand Technology Inc.'s auditors any material weaknesses in internal controls; and

     b) Any fraud, whether or not material, that involves management or other employees who have a significant role in Sand Technology Inc.'s internal controls; and

6) Sand Technology Inc.'s other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

January 29, 2003.


                           /s/ Gilles Therrien
                           Gilles Therrien
                           Vice-President, Finance and Administration
                           and Chief Financial Officer