Form 20-F
period 2003-07-31
SAND TECHNOLOGY INC
filed 2004-01-30
CIK 753050

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

           For the fiscal year ended July 31, 2003

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

                       CLASS A COMMON SHARES - 13,164,327

          Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

                       Yes   X                       No
                          ------                       ------
          Indicate by check mark which financial statement item the registrant has elected to follow.

                   Item 17                      Item 18  X
                          ------                       ------

                                TABLE OF CONTENTS

PART I ................................................................................................ 3
    ITEM 1.     IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS.................................. 3
    ITEM 2.     OFFER STATISTICS AND EXPECTED TIMETABLE................................................ 3
    ITEM 3.     KEY INFORMATION........................................................................ 3
    ITEM 4.     INFORMATION ON THE COMPANY............................................................ 15
    ITEM 5.     OPERATING AND FINANCIAL REVIEW AND PROSPECTS.......................................... 21
    ITEM 6.     DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES............................................ 30
    ITEM 7.     MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS..................................... 39
    ITEM 8.     CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION............................... 40
    ITEM 9.     THE OFFER AND LISTING................................................................. 40
    ITEM 10.    ADDITIONAL INFORMATION................................................................ 42
    ITEM 11.    QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK............................ 51
    ITEM 12.    DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES................................ 52


PART II .............................................................................................. 52
    ITEM 13.    DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES....................................... 52
    ITEM 14.    MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS.......... 52
    ITEM 15.    CONTROLS AND PROCEDURES............................................................... 55
    ITEM 16 A.  AUDIT COMMITTEE FINANCIAL EXPERT...................................................... 56
    ITEM 16 B.  CODE OF ETHICS........................................................................ 56
    ITEM 16 C.  PRINCIPAL ACCOUNTANT FEES AND SERVICES................................................ 56
    ITEM 16 D.  EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES............................ 57
    ITEM 16 E.  PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS................ 57


PART III ............................................................................................. 58
    ITEM 17.    FINANCIAL STATEMENTS.................................................................. 58
    ITEM 18.    FINANCIAL STATEMENTS.................................................................. 58
    ITEM 19.    EXHIBITS.............................................................................. 66

            CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

     This Annual Report on Form 20-F includes forward-looking statements that involve risks and uncertainties. These statements relate to future events or our future financial performance. We use words like "believe", "anticipate", "expect", "may", "project", "hope", "intend", "should", "plan", "estimate", "potential", "continue", and similar expressions to help identify these forward-looking statements. These statements are only predictions. Such statements are intended to be subject to the safe harbour protections of the Securities Act of 1933 and of the Securities Exchange Act of 1934. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of many factors. Such factors include, among others, the matters described in Item 3 - "Risk Factors" and Item 5 - "Trend Information". Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date made. Except as required by applicable laws, we do not intend to publish updates or revisions of any forward-looking statement we make to reflect new information, future events or otherwise.

                                     * * *

SAND Technology, Nucleus, Nucleus Server, N:VECTOR, Nucleus Exploration Warehouse, Nucleus Exploration Mart, Nucleus Exploration Data Warehouse, Nucleus Octopus, SAND Online and MPSO are registered trademarks of SAND Technology Inc. and Nucleus Virtual Database (VDB), Nucleus Powered!, Nucleus Adviser, SAND Analytic Server, SAND Analytic Warehouse, and Analytics @ the Speed of Business are trademarks of SAND Technology Inc.


                                     PART I

ITEM 1.  IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

         Not Applicable


ITEM 2.  OFFER STATISTICS AND EXPECTED TIMETABLE

         Not Applicable


ITEM 3.  KEY INFORMATION

A.  SELECTED FINANCIAL DATA

     Our audited consolidated financial statements for the 2003 fiscal year and the notes relating to them (the "Financial Statements"), which are included at
Item 18 are presented in accordance with Canadian generally accepted accounting principles ("Canadian GAAP"). The monetary figures throughout this Annual Report on Form 20-F are presented consistent with Canadian GAAP except where otherwise indicated.

     The following data expressed in Canadian dollars are derived from the Financial Statements that have been audited by Deloitte & Touche, our auditors. The information set forth below is not necessarily indicative of the results of future operations and should be read in conjunction with, and is qualified in its entirety by, the Financial Statements found elsewhere in this Annual Report on Form 20-F.

                                             (Dollars in Thousands (000's) except for
                                               Per Share Data and Rates of Exchange)
                                                           FISCAL YEAR ENDED
                                         -----------------------------------------------------
                                          7/31/03    7/31/02    7/31/01    7/31/00    7/31/99
                                         ---------  ---------  ---------  ---------  ---------
                                             CA        CA          CA          CA        CA
Rates of exchange
   At period end -- US$                  $   1.40   $   1.58   $   1.53   $   1.49   $   1.51
   Average for the period                $   1.50   $   1.57   $   1.52   $   1.47   $   1.51

Results of Operations
   Net Sales                             $ 31,683   $ 13,922   $ 11,259   $  6,895   $  2,091
   Research and Development Costs        ($ 3,311)  ($ 4,888)  ($ 3,924)  ($ 4,006)  ($ 3,872)
   Selling, General and Administrative
   Expenses                              ($16,582)  ($16,033)  ($11,202)  ($ 6,573)  ($ 4,331)
   Amortization                          ($ 1,077)  ($ 1,505)  ($ 1,160)  ($ 1,044)  ($   284)
   Cost of Sales and Product Support     ($12,510)  ($ 6,474)  ($ 4,120)  ($ 2,300)  ($   171)
   Operating loss                        ($ 1,797)  ($14,978)  ($ 9,147)  ($ 7,028)    (6,567)

Other income (expense)                   ($   167)  $    166   $    624   $     85   $    436

Equity and Gain on Sale of
Subsidiaries                             $ 11,757                          $  4,076  $  1,170

Net Income (Loss)                        $  9,793   ($14,812)  ($ 8,523)  ($ 2,867)  ($ 4,961)


Financial Position
   Working Capital                       $ 19,133   $  7,562   $ 22,204   $  4,475   $  1,427
   Total Assets                          $ 24,026   $ 15,528   $ 29,932   $  9,071   $  8,273
   Total Liabilities                     $  4,344   $  5,584   $  5,237   $  2,522   $  2,532
   Shareholders Equity                   $ 19,682   $  9,944   $ 24,695   $  6,549   $  5,741

Basic and diluted earnings (Loss)
   per Share                             $   0.74   ($  1.12)  ($  0.71)  ($  0.32)  ($  0.58)
Weighted Average Number
   of Shares outstanding during
   each period (000's)                     13,189     13,186     12,079      8,919      8,523


The same data, presented in conformity with US GAAP, is shown on the next page.

 (Dollars in Thousands (000's) except for Per Share Data and Rates of Exchange)

                                             (Dollars in Thousands (000's) except for
                                                Per Share Data and Rates of Exchange)
                                                         FISCAL YEAR ENDED
                                         ----------------------------------------------------
                                         7/31/03    7/31/02    7/31/01    7/31/00    7/31/99
                                        ---------  ---------  ---------  ---------  ---------
                                            CA        CA         CA
Rates of exchange
   At period end -- US$                 $   1.40   $   1.58   $   1.53   $   1.49   $   1.51
   Average for the period               $   1.50   $   1.57   $   1.52   $   1.47   $   1.51

Results of Operations
   Net Sales                            $ 31,683   $ 13,922   $ 11,259   $  6,895   $  2,091
   Research and Development Costs       ($ 3,311)  ($ 4,888)  ($ 3,924)  ($ 4,006)  ($ 3,872)
   Selling, General and Administrative
   Expenses                             ($16,582)  ($16,033)  ($11,202)  ($ 6,573)  ($ 4,331)
Amortization                            ($ 1,077)  ($ 1,505)  ($ 1,160)  ($ 1,044)  ($   284)
   Cost of Sales and Product Support    ($12,510)  ($ 6,474)  ($ 4,120)  ($ 2,300)  ($   171)
   Operating income (loss)              ($ 1,797)  ($14,978)  ($ 9,147)  ($ 7,028)    (6,567)

Other Income (expense)                  ($   167)  $    166   $    624   $     85   $    436

Equity and Gain on Sale of Subsidiaries $ 11,757                         $  4,076   $  1,170

Net Income (Loss)                       $  9,793   ($14,812)  ($ 8,523)  ($ 2,867)  ($ 4,961)

Financial Position
   Working Capital                      $ 19,133   $  7,562   $ 22,204   $  4,475   $  1,427
   Total Assets                         $ 24,026   $ 15,528   $ 29,932   $  9,071   $  8,273
   Total Liabilities                    $  4,344   $  5,584   $  5,237   $  2,522   $  2,532
   Shareholders' Equity                 $ 19,682   $  9,944   $ 24,695   $  6,549   $  5,741

Basic and diluted earnings (Loss)
   per Share                            $   0.74   ($  1.12)  ($  0.71)  ($  0.32)  ($  0.58)
Weighted Average Numbers of Shares
   outstanding during each period
   (000's)                                13,189     13,186     12,079      8,919      8,523


Canadian Equivalent of U.S. $1.00

Month Ended                    High                      Low
-----------                  --------                  --------
December 2003                $ 1.3405                  $ 1.2923
November 2003                $ 1.3362                  $ 1.2973
October 2003                 $ 1.3481                  $ 1.3043
September 2003               $ 1.3876                  $ 1.3469
August 2003                  $ 1.4100                  $ 1.3836
July 2003                    $ 1.4114                  $ 1.3368


                                           Year Ended July 31
                          -----------------------------------------------------
                           2003       2002        2001        2000        1999
                          ------     ------      ------      ------      ------
Average                    $1.50      $1.57       $1.52       $1.47       $1.51

On January 23 , 2004, the exchange rate was CDN $1.313 for U.S. $1.00.


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


RISK FACTORS THAT MAY AFFECT FUTURE RESULTS

RISKS ASSOCIATED WITH OUR FINANCIAL RESULTS

o WE HAVE NOT BEEN PROFITABLE IN FOUR OUT OF OUR LAST FIVE FISCAL YEARS AND WE HAVE SOLD SOME LIQUID INVESTMENTS AND ASSETS TO FUND OUR OPERATIONS. WE MAY HAVE TO OBTAIN ADDITIONAL FINANCING TO FUND OUR FUTURE OPERATIONS.

     Because we have not been profitable in four out of our five last fiscal years, we have had to fund our losses through a combination of sales of liquid investments and assets. We incurred losses of $4,960,964 in fiscal 1999, $2,866,907 in fiscal 2000, $8,522,676 in fiscal 2001 and $14,812,001 in the fiscal year ended July 31, 2002. Although, fiscal year 2003 was profitable, the profit was due to the gain from the sale of our wholly-owned subsidiary ClarityBlue Limited (previously named Sand Technology (U.K.) Limited) ("ClarityBlue"), which amounted to $11,757,280. Had we not sold ClarityBlue, we would have shown a loss of $1,964,199. We expect to continue to incur losses in the near future and possibly longer. Although our expenses materially decreased as a result of the sale of ClarityBlue, so did our revenue base and additional efforts will have to be made to grow our sales force and build our marketing efforts to address the USA and international markets as well as other specific markets in order to achieve future sales growth. If our efforts are not successful in continuing to create additional revenues, we may be unable to achieve profitability in the future. If we do not achieve profitability in the future, we would have to obtain additional financing to fund our operations.

     We expect to continue to incur substantial operating expenses in the foreseeable future in relation to our revenue base and our operating results will be adversely affected if our revenues do not increase. We must, among other things, continue to develop market awareness and acceptance of our products, increase the scope of our operations, respond to competitive developments, continue to attract, retain and motivate qualified personnel, and continue to commercialize products incorporating advanced technologies. These efforts may prove more expensive than we currently anticipate. We cannot assure you that we will be successful in addressing these risks, and the failure to do so would have a material adverse effect on our business, operating results and financial condition.

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


RISKS ASSOCIATED WITH OUR BUSINESS AND OPERATIONS

o BECAUSE OF OUR OPERATING HISTORY AS A DEVELOPER AND MARKETER OF SOFTWARE, IT MAY BE DIFFICULT FOR YOU TO EVALUATE OUR BUSINESS AND ITS PROSPECTS.

     Your evaluation of our business is more difficult because of our operating history as a developer and marketer of software. Our prospects are difficult to predict and may change rapidly. You should consider the risks, expenses and difficulties that we may encounter or incur as a company now operating in a rapidly evolving market, including our substantial dependence on a single line of products and our need to manage expanding operations. Our business strategy may not be successful, and we may not successfully address these risks.

o    WE PLAN TO FURTHER DEVELOP OUR DIRECT SALES FORCE.

     Though we are moving to secure effective partnerships with analytical solutions providers, both systems integrators and applications vendors, and to develop these channels, and plan to sell our products through a distribution network of value-added resellers, resellers and distributors located in the United States, Canada, the United Kingdom and Germany, direct sales will also still play a key role in developing important reference accounts in new markets. Competition for sales personnel qualified for these positions is intense despite the current economic slowdown. Many of our competitors have substantially greater resources than we do or have dedicated greater resources to hiring qualified sales personnel. In addition, turnover among our sales force tends to slow sales efforts until replacement personnel are recruited and trained. We may not be able to attract and retain the sales and marketing personnel we desire, even after spending significant resources to do so, and the failure to do so could have a material adverse effect on our business, operating results and financial condition.

o    WE DEPEND ON KEY PERSONNEL.

     Our success depends to a significant degree upon the continued contributions of our key management, engineering, sales and marketing personnel, many of whom would be difficult to replace. We have an employment contract with and maintain "key person" life insurance on only one employee, Arthur G. Ritchie, our Chairman of the Board, President and Chief Executive Officer. We do not believe the proceeds of Mr. Ritchie's life insurance would adequately compensate us for his loss. We believe that our future success will also depend in large part upon our ability to attract and retain highly skilled managerial, engineering, sales and marketing, and finance personnel. Competition for qualified personnel remains intense, and there can be no assurance that we will be successful in attracting and retaining such personnel. We have in the past experienced difficulties in hiring highly qualified sales and engineering personnel. The loss of the services of any of our key personnel, the inability to attract or retain qualified personnel in the future or delays in either hiring required personnel or the rate at which new people become productive, particularly sales personnel and engineers, could have a material adverse effect on our business, operating results and financial condition.

o    OUR PRODUCT SALES CYCLE IS LENGTHY.

     The purchase of our products often requires significant, executive-level investment and system design decisions by our customers. Sales take a long time to conclude because we must provide a significant level of education about the use and benefits of our products. We believe that many companies are not yet fully aware of the benefits of enterprise-wide business intelligence solutions, nor have such companies yet deployed business intelligence solutions on an enterprise-wide basis. Accordingly, the sales cycle associated with the purchase of the SAND Analytic Server is typically three to nine months in length. During this period, a potential sale is subject to a number of significant risks over which we have little or no control, including customers' budgeting constraints and internal acceptance review procedures including, in some instances, approval by the board of directors of the customer. Moreover, as we expand into Germany and the rest of Europe, we expect that the sales cycle will also be longer than what has been experienced elsewhere. Based in part upon, among other things, our lengthy sales cycle, the timing of sales is difficult to predict and our earnings and operating results could vary significantly from quarter to quarter during the current fiscal year. Excessive delay in product sales could have a material adverse effect on our business, operating results and financial condition.

o    WE MUST CONTINUE TO MAINTAIN AND GROW OUR INDIRECT SALES CHANNELS.

     Our success in maintaining our indirect channels, value-added resellers, resellers and distributors is important to our ability to achieve revenue growth and improved operating margins on product sales. Despite the fact that we continue to invest significant resources to develop our indirect channels, we may not be able to continue to attract and retain additional companies in our indirect channels that will be able to market our SAND Analytic Server effectively and will be qualified to provide timely and cost-effective customer support and services. In addition, our agreements with companies in our indirect channels do not restrict such companies from distributing competing products, and in many cases, these agreements may be terminated by either party without cause. We may not be able to successfully expand our sales through indirect channels, and failure to do so could have a material adverse effect on our business, operating results and financial condition.

o    WE OPERATE IN A HIGHLY COMPETITIVE MARKET.

     We compete in the highly competitive computer software industry as a result of bringing our original Nucleus product family and more recently the SAND Analytic Server to market. The market in which we operate is still developing and is intensively competitive, highly fragmented, and characterized by rapidly changing technology and evolving standards. Our current and potential competitors offer a variety of software solutions and generally fall within several categories:

- vendors of business intelligence software such as Hyperion, Cognos, Business Objects, Crystal Decisions, SAP, Siebel and Hummingbird;

- vendors offering alternative approaches to delivering analysis capabilities to users, such as MicroStrategy, Computer Associates, Hyperion Software and Actuate;

- database vendors that offer products, which operate specifically with their proprietary database, such as Microsoft, IBM, and Oracle Corporation;

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

     We may not be able to compete successfully against current and future competitors, and the failure to do so could have a material adverse effect on our business, operating results and financial condition.

o AS WE EXPAND BEYOND NORTH AMERICA, WE ARE EXPOSED TO CERTAIN RISKS INHERENT IN DOING BUSINESS ON AN INTERNATIONAL LEVEL.

     Although the disposal of ClarityBlue will reduce the importance of revenues earned outside North America, these revenues are expected to be significant nonetheless in the future. Sales to customers outside of North America, including sales generated by our U.K. subsidiary, represented 71%, 68% and 89% of our total revenue for fiscal 2001, 2002 and 2003, respectively.

     A key component of our strategy is our planned expansion into international markets in addition to the United Kingdom. To facilitate this international expansion, we need to localize our products for the additional foreign markets. If the revenues generated by these expanded international operations do not offset the expense of establishing and maintaining these foreign operations, there could be a material adverse effect on our business, operating results and financial condition. To date, we have only limited experience in developing localized versions of our products and marketing and distributing our products internationally. We may not be able to successfully localize, market, sell and deliver our products in these markets.

     There are also additional risks in doing business on an international level, such as increased difficulty in controlling operating expenses, unexpected changes in regulatory requirements, tariffs and other trade barriers, difficulties in staffing and managing foreign operations, longer payment cycles, problems in collecting accounts receivable, political instability, fluctuations in currency exchange rates, seasonal reductions in business activity, and potentially adverse tax consequences. These risks could adversely impact the success of our international operations. One or more of these factors may have a material adverse effect on our future international operations and, consequently, on our business, operating results and financial condition.

o WE CURRENTLY DEPEND ON SALES OF THE SAND ANALYTIC SERVER AND ASSOCIATED NUCLEUS PRODUCTS TO GENERATE MOST OF OUR REVENUE.

     We expect the sale of our SAND Analytic Server which incorporates the patent-protected Nucleus database engine and other Nucleus derived products to constitute most of our revenue for the foreseeable future. If customers do not purchase these products, we do not currently offer any other products or services that would enable us to become profitable.

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

     In addition, we, or our competitors, may announce enhancements to existing products, or new products that have the potential to supplant or provide lower cost alternatives to our existing products. The introduction of such enhancements or new products could render our existing products obsolete and unmarketable. Furthermore, introduction by us of products with reliability, quality or compatibility problems could result in reduced orders, delays in collecting accounts receivable, and additional service costs. The failure to introduce a new product or product enhancement on a timely basis could delay or hinder market acceptance. Research and development efforts may require us to expend significant capital and other resources. Any such event could have a material adverse effect on our business, operating results and financial condition.

o    WE DEPEND ON THE MARKET FOR ENTERPRISE BUSINESS INTELLIGENCE.

     We are moving to secure effective partnerships with analytical solutions providers, both systems integrators and applications vendors, and to develop these channels. The focus of our efforts will increasingly be on larger, enterprise-wide implementations of our SAND Analytic Server, which incorporates the patent-protected Nucleus database engine and other Nucleus derived products, and we expect such sales to constitute an increasing portion of any future revenue growth. To date, our selling efforts have resulted in limited enterprise-wide implementations of our SAND Analytic Server. While we have devoted resources to promoting market awareness of our products and the needs our products address (including training our sales personnel and demonstrating our products at industry conferences and trade shows), these efforts may not be sufficient to build market awareness of the need for the enterprise-wide implementations for business intelligence or acceptance of our products. Failure of a significant market for enterprise business intelligence products to fully develop, or failure of enterprise-wide implementations of our products to achieve broad market acceptance, would have a material adverse effect on our business, operating results and financial condition.

o AS A RESULT OF THEIR COMPLEXITY, OUR PRODUCTS MAY CONTAIN UNDETECTED ERRORS, FAILURES OR VIRUSES AND WE MAY BE SUBJECT TO PRODUCT LIABILITY CLAIMS FOR SUCH DEFECTS.

     Despite our testing of new products and their use by current and potential customers when first introduced or when new enhancements are released, there can be defects or errors in new products or enhancements in our commercial shipments. Although we have not experienced material adverse effects resulting from any such defects and errors to date, defects and errors could be found in new products or enhancements, resulting in loss of revenues, delay in market acceptance or damage to our reputation, which could have a material adverse effect upon our business, operating results and financial condition. While our license agreements with our customers typically contain provisions designed to limit our exposure for potential claims based on errors or malfunctions of our products, it is possible, however, that these provisions may not be effective under the laws of certain jurisdictions. Although we have not experienced any product liability claims to date, the sale and support of our products entails the risk of such claims. Although we carry insurance against product liability risks, such insurance may not be adequate to cover a potential claim. A product liability claim brought against us could have a material adverse effect on our business, operating results and financial condition.

o        THERE IS LIMITED PROTECTION OF OUR PROPRIETARY RIGHTS.

     We currently rely primarily on a combination of copyright and trademark laws, patents, trade secrets, confidentiality procedures and contractual provisions to protect our proprietary rights. We seek to protect our software, documentation and other written materials under trade secret and copyright laws, which afford only limited protection. We currently have eight United States patents. Our patents could be invalidated, circumvented or challenged, or the rights granted under our patents may not provide competitive advantages to us. Others may develop technologies that are similar or superior to our technology or design around any patent that may be owned by us. Despite our efforts to protect our proprietary rights, unauthorized parties may attempt to copy aspects of our products or to obtain and use information that we regard as proprietary. Policing unauthorized use of our products is difficult, and while we are unable to determine the extent to which piracy of our software products exists, we can expect software piracy to be a persistent problem. In addition, the laws of some foreign countries do not protect our proprietary rights as fully as do the laws of the United States and Canada. There can be no assurance that our means of protecting our proprietary rights in North America or abroad will be adequate. We have entered into source code escrow agreements with a number of our customers and indirect channel partners requiring release of source code under certain conditions. The provision of source code escrows may increase the likelihood of misappropriation by third parties. Although we are not currently aware of any claims asserted by third parties that we infringe on their intellectual property, we expect that in the future software product developers will increasingly be subject to infringement claims as the number of products and competitors in our industry segment grows and the functionality of products in different industry segments overlaps. Any such claims, with or without merit, could be time consuming to defend, result in costly litigation, divert management's attention and resources, cause product shipment delays or require us to enter into royalty or licensing agreements which may not be available on terms acceptable to us, if at all. In the event of a successful claim of product infringement against us and our failure or inability to license the infringed or similar technology, our business, operating results and financial condition would be materially adversely affected.

     In the future, we may rely upon certain software that we may license from third parties, including software that may be integrated with our internally-developed software and used in our products to perform key functions. These third-party software licenses may not be available to us on terms acceptable to us. In addition, there is no assurance that the suppliers of this software will remain in business. Our inability to obtain or maintain any such software licenses could result in shipment delays or reductions until equivalent software could be developed, identified, licensed and integrated, which could have a material adverse effect on our business, operating results and financial condition.


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

     We are authorized to issue an unlimited number of Class A common shares, of which 13,078,227 shares are outstanding as of January 23, 2004, and we have reserved an additional 1,369,500 Class A common shares for future issuance. The issuance of these authorized or reserved shares could substantially dilute the equity interest of our existing shareholders and could result in a significant decrease to the market price of our Class A common shares. Included in the number of Class A common shares reserved for future issuance are rights to purchase 396,000 Class A common shares granted to directors, officers, employees and consultants upon the exercise of options at prices ranging from US$0.69 to US$5.00 per share.

o THE PRICE OF OUR CLASS A COMMON SHARES ON THE NASDAQ SMALLCAP MARKET HAS BEEN AND IS LIKELY TO CONTINUE TO BE VOLATILE.

     Our Class A common shares are currently listed on the Nasdaq SmallCap Market System ("NASDAQ"). The trading price of our common shares has been and is likely to be highly volatile. Our share price, which has ranged from a low of US$0.50 to a high of US$1.64 during the past twelve months, could be subject to wide fluctuations in response to a variety of factors, including actual or anticipated variations in quarterly operating results, volatile economic conditions, new products offered by us or our competitors, changes in financial estimates by securities analysts and other events or factors that may be beyond our control. In addition, the stock markets in general, and the NASDAQ SmallCap Market and the equity markets for software companies in particular, have over the past years experienced extraordinary price and volume volatility and a significant cumulative overall decline. Such volatility and decline have adversely affected the stock prices for many companies irrespective of or disproportionately to the operating performance of these companies. These broad market and industry factors may materially and adversely further affect the market price of our Class A common shares, regardless of our actual operating performance.

o    EXISTING STOCKHOLDERS WILL CONTINUE TO EXERCISE EFFECTIVE CONTROL OVER US.

     Our executive officers and directors, together with entities affiliated with such individuals, beneficially own approximately 26% of our Class A common shares. Arthur G. Ritchie, our Chairman of the Board, President and Chief Executive Officer and a director of Sand, beneficially owns approximately 15.8% of our Class A common shares. Jerome Shattner, Executive Vice President, beneficially owns 7.8% of our Class A common shares, while George Wicker, Executive Vice President of Sand Technology Corporation, beneficially owns 2.1% of our Class A common shares. These shareholders may, as a practical matter, continue to be able to control the election of a majority of the directors of Sand and the determination of many corporate actions. This concentration of ownership could have the effect of delaying or preventing a change in control of Sand.

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

     Some years ago, an important part of our business was the sale and service of mainframe peripheral products manufactured by Hitachi, Ltd. of Japan, through Hitachi Data Systems Inc. ("HDS Canada"). HDS Canada marketed a broad range of information processing solutions, including enterprise servers, storage subsystems, peripheral products and professional services. Sand was the legal and beneficial owner of 40% of the issued and outstanding shares of HDS Canada; Hitachi Data Systems Corporation ("HDSC") of Santa Clara, California was the legal and beneficial owner of the remaining 60%. In August 1999, Sand sold its 40% interest in HDS Canada to HDSC for a cash consideration of approximately $7,300,000 and withdrew from the mainframe computer market and the peripheral hardware market.

     We have now fully shifted our focus to the design, development, marketing and support of software products that enable users to retrieve information from large amounts of data and to providing specialized systems integration services related to those products. Our software products, collectively marketed as the SAND Analytic Server, are designed to provide an efficient and cost-effective way for business users to make fast easy inquiries of large databases without the intervention of specialist information technology professionals. The SAND Analytic Server, which incorporates the patent-protected Nucleus database engine and other Nucleus derived products, facilitates the use of data mining, query, reporting and other classes of on-line analytical applications, thereby enabling more effective management of customer relationships, supply chains and other critical business processes. Our products permit more timely and accurate decisions right across the extended enterprise, making "business intelligence" a key component of operational excellence. Customers in Europe and North America now use our solutions for both analytical and operational purposes, including, amongst others, market segmentation CRM analytics, Web analytics, Business Performance Management and strategic planning.

     At the end of the 2002 fiscal year, we consolidated the systems integration portion of our business which had been growing in importance and subsequently re-branded it under the operating name ClarityBlue. ClarityBlue concentrated on developing a strong competitive practice utilizing the SAND Analytic Server product as an engine for its customer analytic offering, and was able to attract high profile customers particularly in the telecommunications and financial services markets in the United Kingdom.

     On July 31, 2003, Sand sold its wholly-owned subsidiary ClarityBlue Limited (previously named Sand Technology (U.K.) Limited) ("ClarityBlue") for total proceeds of approximately $20 million to a group of investors which included members of the senior management of ClarityBlue. Venture capital investors and Barclays Bank plc. funded the purchase. We received cash of approximately $20 million for the sale of ClarityBlue.

     The Company has not made any material capital expenditures during the past three fiscal years and has no material capital commitments planned for the current fiscal year.

B.  BUSINESS OVERVIEW

     We should be viewed as a company which has established its commitment to a rapidly evolving industry which seeks to improve the business professional's ability to make timely, fact-based business decisions. Meanwhile, industry analysts we consulted, who understood the need for us to initially "seed" ClarityBlue in order to provide "proof statements" of our product capabilities, began questioning, as did our management, whether a company of our size had the resources to both grow an integrator division and capitalize on the opportunity presented by the growing market acceptance of the SAND Analytic Server products.

The sale of ClarityBlue enabled us to resolve a number of issues:

     o We are able to focus our resources around the SAND Analytic Server which incorporates the patent protected Nucleus data base engine and other Nucleus derived products, while considerably reducing our operational run-rate.

     o We retain ClarityBlue as a major customer for our SAND Analytic Server, and agreements are in place to continue to fuel our growth through ClarityBlue's use of our technology in their solutions.

     o We can continue to leverage the success of the ClarityBlue model to recruit other systems integrators without the spectre of unfair competition.

     o We still have a direct commercial presence in the United Kingdom through the novation of customer contracts formerly serviced by ClarityBlue.

     o We received cash of approximately $20 Million for the sale of ClarityBlue thereby stabilizing the Company in the eyes of prospective business partners and customers.

Because of ClarityBlue's demonstrated competitive edge through using the SAND Analytic Server as a high performance systems integration platform, we are now able to move with increased speed to secure effective partnerships with organizations acknowledged for their thought leadership in key application areas. While it may take some time for these partnerships with systems integrators and application vendors to mature into predictable revenue-producers, we now have the ability to both attract and develop these channels and to continue to benefit commercially from the continued success of ClarityBlue. Our revenues will continue to consist of license fees for software products and fees for a range of associated services, including software maintenance and support, training and system implementation consulting. Our plans to achieve profitability in the future will continue to require us to devote substantial financial resources to grow our work force, improve our infrastructure, continue the development, the marketing and the distribution of our products, and generally support our expanding operations.

Products and Services

     We have developed a unique data storage and manipulation architecture known as the SAND Analytic Server, which allows user-driven queries on large amounts of data to be performed efficiently and cost-effectively. This patented breakthrough in the storage and integration of data, and in the speed and flexibility at which data can be analyzed by business users, represents the "next step" in the drive to empower managers across an organization by providing them with the data they need to be better managers.


     The SAND Analytic Server, based on our patented tokenized database engine, can best be viewed as an enterprise platform technology that enables organizations to maximize the business value of corporate information by supporting better business decisions through intuitive interactive data access. The SAND Analytic Server which incorporates the patent-protected Nucleus database engine and other Nucleus derived products, is already being used to provide fast measurable business benefit in the retail, finance, healthcare, transportation, telecommunication, manufacturing, government and insurance sectors. These customers, often at the recommendation of systems integrators, are using our products in support of strategic corporate initiatives including e-business, customer relationship management, reporting, supply chain management, risk analysis and management, product trend and profitability analysis, fraud detection, emerging markets, competitive analysis and quality control. Increasingly as organizations shift the competitive landscape from operations to intelligence, these information intensive decisions are not stand-alone, but a core part of an integrated information management infrastructure.

     Our Sand Analytic Server incorporates a number of advanced technologies. Its development has already required and will continue to require substantial investment in research and development. For example, substantial work and expenditures were required to develop the Intel-based Microsoft WIN/NT and WIN/95 versions of Nucleus. In fiscal 1999, development work was completed on an advanced version of the Nucleus Prototype Warehouse/Mart. The Nucleus Massively Parallel Server Option (MPSO), a major architectural enhancement to the Nucleus Product Suite, was made available in December 1999. During fiscal 2002, important advancements were made in the ability to quickly and efficiently load even larger volumes of data into the SAND Analytic Server and in the ability of the SAND Analytic Server to support an even wider variety of applications by more efficient interfacing with industry-standard applications and data extraction tools.


     In September 2003, we announced the general availability of Release 3.1 of our high-performance SAND Analytic Server. Release 3.1 augments the proven scalability and query speed of previous versions of the Nucleus data management technology on which it is based, by significantly enhancing the speed of loading and updating data for analysis as well as adding further support for open industry-standard business intelligence tools through more flexible open database connectivity.

     Sales of the Company's products and services are not subject to seasonal variations.

     Other than government regulations of general application, no government body has specific authority to regulate the business of the Company.


Marketing and Sales

     Our corporate headquarters are located in Montreal, Canada, where we also have development and sales resources. We have offices in Kenilworth, New Jersey, McLean, Virginia and Pasadena, California, through Sand Technology Corporation to provide for the development and distribution of the SAND Analytic Server and future products in the United States.

     Following the sale of ClarityBlue, we relocated our offices in the United Kingdom to Basingstoke, southwest of London. We have an office in Hamburg, Germany, through Sand Technology Deutschland GmbH.

     Sales to customers outside North America, including sales generated by our U.K. subsidiary, represented 71%, 68% and 89% of our total revenue for fiscal 2001, 2002 and 2003, respectively.

     We have alliances or commercial relationships with, among others, IBM, Microsoft, Oracle, Ab Initio, Hyperion, Business Objects, Information Builders, Perot Systems, Sema/Schlumberger, DunnHumby and FDI. The SAND Analytic Server prices are listed on the United States General Services Administration (GSA) Schedule.

     We initially sold our products primarily through a distribution network of value-added resellers, resellers and distributors located in the United States, Canada and the United Kingdom. Direct sales then played a larger role, particularly for the systems integration division. Our long term direction for our high performance analytical infrastructure products is to insure that these products become a recognized platform for advanced analytical applications and strategic systems integration assignments. While we will continue to a limited degree to pioneer vertical and application markets through our own direct sales efforts, our long term distribution strategy is to engage a network of industry-leading analytical solutions providers, both application vendors and systems integrators, to incorporate the SAND Analytic Server as a key part of their offering.

Competition

     We compete in the highly competitive computer software industry as a result of bringing our original Nucleus product family and more recently the SAND Analytic Server to market. The market in which we operate is still developing and is intensively competitive, highly fragmented, and characterized by rapidly changing technology and evolving standards. Our current and potential competitors offer a variety of software solutions and generally fall within several categories:

- vendors of business intelligence software such as Hyperion, Cognos, Business Objects, Crystal Decisions, SAP, Siebel and Hummingbird;

- vendors offering alternative approaches to delivering analysis capabilities to users, such as MicroStrategy, Computer Associates, Hyperion Software and Actuate;

- database vendors that offer products, which operate specifically with their proprietary database, such as Microsoft, IBM, and Oracle Corporation;

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

     The Company has been issued eight patents by the United States Patent and Trademark Office which provide protection for the SAND Analytic Server which incorporates the Nucleus database engine and other Nucleus derived products.

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

     The Company holds registered trademarks and trademarks. SAND Technology, Nucleus, Nucleus Server, N:VECTOR, Nucleus Exploration Warehouse, Nucleus Exploration Mart, Nucleus Exploration Data Warehouse, Nucleus Octopus, SAND Online and MPSO are registered trademarks of SAND Technology Inc. and Nucleus Virtual Database (VDB), Nucleus Powered!, Nucleus Adviser, SAND Analytic Server, SAND Analytic Warehouse, and Analytics @ the Speed of Business are trademarks of SAND Technology Inc.

C.  ORGANIZATIONAL STRUCTURE

     The Company owns and controls the following active subsidiaries and Sand Technology Ireland Limited owns 100% of the voting securities of Sand Technology Deutschland GmbH, an entity existing under the laws of Germany, and of Sand Technology Limited, a company existing under the laws of England:


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



D. PROPERTY, PLANTS AND EQUIPMENT

     As at July 31, 2003, we leased a total of approximately 18,341 square feet of office space in three cities across North America and approximately 416 square feet in the United Kingdom and 602 square feet in Germany. The weighted average annualized cost per square foot of the space occupied is $27.02 including real estate taxes and operating expenses. No lease extends beyond March 31, 2011.


ITEM 5.  OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A.  OPERATING RESULTS

     The following discussion should be read in conjunction with the consolidated financial statements beginning at page F-1, the Cautionary Statement Regarding Forward-Looking Statements above and the Risk Factors described in Item 3 above.

CRITICAL ACCOUNTING POLICIES

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

REVENUE RECOGNITION

SOURCES OF REVENUE

In the fiscal year ended July 31, 2003, our revenue was primarily derived from the licensing of our products, the provision of related services, including installation, integration, training and maintenance support, and our application hosting services. We recognize revenue from our license agreements when all the following conditions are met:

o    We have an executed license agreement with the customer;

o    We have delivered the software product to the customer;

o The amount of the fees to be paid by the customer is fixed and determinable; and

o    Collection of these fees is deemed probable.

Often, software license agreements are multiple-element arrangements since they include related maintenance and implementation fees. In those cases where implementation and maintenance fees are significant components, the entire arrangement fee is allocated to each element based on the relative fair values of license, maintenance and implementation.

PRODUCT REVENUE

Currently, product revenue consists of the following:

o Fixed License Fee - one-time license fee in exchange for a license with a perpetual term or a time-limited term or for a fixed number of copies. We typically recognize the license fees in the period during which the contract is executed and delivered, provided that we have vendor-specific objective evidence of fair value and our revenue recognition criteria are met.

o Reseller Arrangements - the reseller generally pays a non-refundable licensing fee for our software. We recognize revenue associated with a non-refundable license fee when we have met our revenue recognition criteria.

During fiscal 2003, revenues included solution sales in addition to software and services models. The key distinguishing factors between what we consider to be a solutions sale and a software and services sale are the comparable dollar values for services compared to software and the nature of the services contracted for. Typically solutions sales include integration of other vendors (including possibly customer applications) with our own products and development of specific applications to meet customer specifications. It does not involve customization of our own core products. In addition, we may maintain a large amount of risk related to the success of our solutions sales agreements. These risks may be in the form of significant commitments to refunds and/or penalties on the services and/or license components should the system not perform according to expectations. However, these risks are limited by the fact that customers do formally accept deliveries through an acceptance protocol that includes appropriate customer testing. For all contracts we make a determination as to whether the service element is essential to the functionality of the other elements of the arrangement.
Where the service element is essential or where the arrangement involves significant product integration and application development, recognition of revenue is based on the percentage of completion method based either on inputs or on outputs as dictated by the specific contracts. For those contracts, there will likely be an increase in the time between when the contract is signed and when we record the revenue.

Sand reports the revenue on a gross basis only if it acts as the principal in the transaction and assumes the risks and rewards of ownership, such as the risk of loss for collection, delivery, and returns. In cases where these conditions are not met, we record the revenue based on the net amount retained.

Due to the slow-down in the economy, our customers have been and continue to be reluctant to make large commitments in up-front license fees, and so, our revenues from license and maintenance arrangements have been and are expected to be lower until the economy recovers and our customers begin to increase their levels of capital expenditures. The lack of a sufficient quantity of customer transactions may make it difficult for us to allocate specific revenue amounts to license sales of new products. As a result, we expect that in the future, for such new product sales, we will be using the residual method to record revenues. Under this method, for arrangements where we have undelivered elements, which are typically services and maintenance, we will record the remaining value of the contract as license revenue after allocating fair value to the undelivered elements.

SERVICE REVENUE

IMPLEMENTATION AND CUSTOMER SERVICE FEES

Revenue from implementation and customer services includes fees for implementation of our product offerings, consulting and training services. We currently rely, and expect to continue to rely, upon a combination of our own resources and third-party consulting organizations to deliver these services to our customers. Customers are charged a fee based on time and expenses. Depending on the circumstances of specific contracts, revenue from implementation and customer service fees is recognized as the services are performed or as contractual milestones and acceptance criteria are met.

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

RESULTS OF OPERATIONS
FISCAL 2003 COMPARED WITH FISCAL 2002

Revenue

     Our sales in fiscal 2003 were $31,682,536, an increase of 128% from sales of $13,922,077 in fiscal 2002.

     Our sales in fiscal 2003 in North America were $3,423,142, a decrease of 23% from sales of $4,417,697 in fiscal 2002. In Europe, sales in fiscal 2003 were $28,259,394, an increase of 197% from sales of $9,504,380 in fiscal 2002.

     The increase in sales is primarily due to increased market acceptance for our SAND Analytic Server, increased selling activities resulting from a larger and more effective sales force, an increase in the average size of our significant transactions, an increase in the number of transactions and related implementations, and an increased customer base demanding training, consulting, implementation and support services. In North America, the decreased revenue stems from limiting our expenditures relative to direct sales as well as dealing with the productivity issues associated with direct sales, all while we started to build effective partner strategies.

Selling, General and Administrative Expenses

     Selling, general and administrative expenses include salaries, commissions and other personnel-related costs, the impact of foreign exchange gains and losses, travel expenses, advertising programs and other promotional activities associated with the selling and marketing of our SAND Analytic Server and related Nucleus Products. Selling, general and administrative expenses excluding amortization increased by 3% to $16,581,789 for the fiscal year ended July 31, 2003 from $16,033,249 for the fiscal year ended July 31, 2002. The increase is primarily due to foreign exchange fluctuation where the company recorded a $638,897 loss compared to a foreign exchange gain of $1,236,840 for the fiscal year ended July 31, 2002. This increase was significantly offset by the decrease in bad debt expense due to an unusual item in 2002 that was not repeated in 2003.

Research and Development Expenses

     Research and development expenses consist primarily of salaries and other personnel-related costs of technical and engineering personnel associated with our research and product development activities, including the enhancement and localization of existing products, quality assurance, and testing. Research and development expenses decreased by 32% to $3,310,709 for the fiscal year ended July 31, 2003 from $4,887,581 for the fiscal year ended July 31, 2002. As a percentage of total revenues, research and development expenses were 10% compared to 35% for the year ended July 31, 2002. The decline in the amount devoted to research and development expenses as a percentage of total revenues reflects the current stage of development of the SAND Analytic Server. We believe that continuing investment for research and development is essential to maintain product and technical leadership and expect that we will continue to commit substantial resources to research and development in the future. For fiscal 2004, we expect that research and development expenditures will not increase significantly in absolute dollars.

Cost of Sales

     Cost of sales consists primarily of the costs related to the sale of third-party software, including certain license fees and royalties, and costs related to providing support services. Cost of sales increased by 93% to $12,510,215 for the fiscal year ended July 31, 2003 from $6,473,974 for the fiscal year ended July 31, 2002. This increase, which reflects the increase in revenues, is primarily due to increased costs associated with software licenses and salaries and other personnel-related expenses incurred in providing support services in response to increased demand for maintenance and support services. Cost of revenues from services may vary due to the mix of services provided by our personnel relative to services provided by outside consultants and to varying levels of expenditures necessary to build the service sector.

Operations

     Income from operations substantially improved for the fiscal year ended July 31, 2003, reaching an operating loss, before taxes, of $1,797,002 as compared to an operating loss of $14,977,714 for the fiscal year ended July 31, 2002, an improvement that reduced the loss by 88%. We started to reap the benefits and the favourable results flowing from the substantial expenditures incurred in bringing our SAND Analytic Server to market and in further establishing the infrastructure associated with our direct sales force so as to the support of our products. There can be no assurance that we will be profitable on a quarterly or annual basis in the future. Future operating results will depend on many factors, including the demand for our products, the level of product and price competition, our success in selling our SAND Analytic Server and establishing our direct sales force and distribution channels, the state of the market for our products and general economic conditions.

FISCAL 2002 COMPARED WITH FISCAL 2001

Revenue

     Our sales in fiscal 2002 were $13,922,077, an increase of 24% from sales of $11,258,528 in fiscal 2001.

     Our sales in fiscal 2002 in North America were $4,417,697, an increase of 33% from sales of $3,313,856 in fiscal 2001. In Europe, sales in fiscal 2002 were $9,504,380, an increase of 20% from sales of $7,944,672 in fiscal 2001.

     The increase in sales was primarily due to increased market acceptance for our SAND Analytic Server, increased selling activities resulting from a larger and more effective sales force, an increase in the average size of our significant transactions, an increase in the number of transactions and related implementations, and an increased customer base demanding training, consulting, implementation and support services.

Selling, General and Administrative Expenses

     Selling, general and administrative expenses increased by 43% to $16,033,249 for the fiscal year ended July 31, 2002 from $11,201,950 for the fiscal year ended July 31, 2001. The increase is primarily due to bad debt expense of $1,538,571 incurred in fiscal 2002 ($20,360 in fiscal 2001), increased costs associated with building our solutions business in the United Kingdom and increased marketing efforts to address international and specific markets. Certain costs relating to system architects who assist clients to implement systems have been reclassified as a cost of sales and the cost of materials and equipment used in research and development activities has been reclassified as research and development.

Research and Development Expenses

     Research and development expenses increased by 25% to $4,887,581 for the fiscal year ended July 31, 2002 from $3,923,671 for the fiscal year ended July 31, 2001. As a percentage of total revenues, research and development expenses remained unchanged at 35%. The relatively constant amount devoted to research and development expenses as a percentage of total revenues reflected the current stage of development of the SAND Analytic Server. The cost of materials and equipment used in research and development activities has been reclassified from SG&A to research and development expenses.

Cost of Sales

     Cost of sales increased by 57% to $6,473,974 for the fiscal year ended July 31, 2002 from $4,119,508 for the fiscal year ended July 31, 2001. This increase was primarily due to increased costs associated with software licenses and salaries and other personnel-related expenses incurred in providing support services in response to increased demand for maintenance and support services. Cost of revenues from services may vary due to the mix of services provided by our personnel relative to services provided by outside consultants and to varying levels of expenditures necessary to build the service sector. Certain costs relating to system architects who assist clients to implement systems have been reclassified from selling, general and administrative expenses to cost of sales.

Operations

     Losses from operations were higher for the fiscal year ended July 31, 2002, reaching an amount of $14,977,714 as compared to a loss of $9,147,000 for the fiscal year ended July 31, 2001, an increase of 64%. Substantial expenditures were incurred in bringing our SAND Analytic Server to market and in further establishing the infrastructure associated with our direct sales force and to the support of our products. There can be no assurance that we will be profitable on a quarterly or annual basis in the future. Future operating results will depend on many factors, including the demand for our products, the level of product and price competition, our success in selling our SAND Analytic Server and establishing our direct sales force and distribution channels, the state of the market for our products and general economic conditions.



B.  LIQUIDITY AND CAPITAL RESOURCES

     Cash and investments at July 31, 2003 were $20,344,426 compared with $5,958,011 at July 31, 2002. The increase is mainly due to the proceeds received from the sale of ClarityBlue which amounted to $17,663,577. On the other hand, cash resources were used in the purchase of capital assets in the amount of $1,995,167. Moreover, operating and financing activities used $609,140 and $672,855 of cash respectively. We believe that we have sufficient internal resources available to fund our expected working capital requirements through fiscal 2004.

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

     Our international sales are generally denominated and collected in foreign currencies. We have not historically undertaken foreign exchange hedging transactions to cover the potential foreign currency exposure. In fiscal 2003, we incurred a loss on foreign currency translations from our foreign subsidiaries in an amount of $638,897.

     On October 15, 2002, the Company announced an open market share repurchase program under which it may repurchase, up to a maximum of 692,345 of its outstanding Class A common shares from October 23, 2002 to October 23, 2003. As at October 23, 2003, a total of 115,200 Class A common shares had been repurchased at an average price of US$1.03 per share.

     On December 17, 2003, the Company announced a new share repurchase program under which it may repurchase up to a maximum of 654,710 of its outstanding Class A common shares from December 22, 2003 to December 22, 2004. As at January 23, 2004, a total of 16,000 Class A common shares had been repurchased at an average price of US$0.93 per share.

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

     Research and development expenses consist primarily of salaries and other personnel-related costs of technical and engineering personnel associated with our research and product development activities, including the enhancement and localization of existing products, quality assurance, and testing. Research and development expenses decreased by 32% to $3,310,709 for the fiscal year ended July 31, 2003 from $4,887,581 for the fiscal year ended July 31, 2002. As a percentage of total revenues, research and development expenses fell to 10% for the year ended July 31, 2003 compared to 35% for the year ended July 31, 2002. The decline in the amount devoted to research and development expenses as a percentage of total revenues reflects the current stage of development of the SAND Analytic Server. We believe that significant investment for research and development is essential to maintain product and technical leadership and expect that we will continue to commit substantial resources to research and development in the future. For fiscal 2004, we expect that research and development expenditures will not increase significantly in absolute dollars.


D. TREND INFORMATION

     At the end of the 2002 fiscal year and subsequently, we further consolidated the systems integration portion of our business, which had been growing in importance over fiscal 2002. In order to actively pursue major systems integration assignments in parallel with developing marketing relationships with other major systems integrators whereby they would employ the SAND Analytic Server in their initiatives, and to do so in a manner that was not seen by potential systems integration partners as direct competition, we rebranded our own systems integration division under the operating name ClarityBlue. ClarityBlue concentrated on developing a strong competitive practice and associated intellectual property base on assignments utilizing the SAND Analytic Server product. The product division, operating as Sand Technology, continued to develop and market the SAND Analytic Server and other Nucleus derived products directly and through distribution undertakings. Thus, during fiscal 2003, revenues included solution sales in addition to software and solutions models.

     We sold ClarityBlue Limited on July 31, 2003 to a group of investors which included members of senior management of ClarityBlue. The Company is now able to focus its resources around the SAND Analytic Server product set while considerably reducing its operational run-rate.

     As a result of this shift in focus, we should be viewed as a company which has redoubled its commitment to a rapidly evolving industry which seeks to improve the business professional's ability to make timely, fact-based business decisions. Our long term direction for our high performance analytical infrastructure products is to insure that these products become a recognized platform for advanced analytical applications and strategic systems integration assignments. While we will continue to a limited degree to pioneer vertical and application markets through our own direct sales efforts, our long term distribution strategy is to engage a network of industry-leading analytical solutions providers, both application vendors and systems integrators, to incorporate the SAND Analytic Server as a key part of their offering. Our revenues will continue to consist of license fees for software products and fees for a range of associated services, including software maintenance and support, training and system implementation consulting. It is anticipated that the proportion of revenue from service fees will continue to expand more rapidly than that related to software licenses. The state of the order book and costs and selling prices do not present any significant trend since the latest financial year. Our plans to achieve profitability in the future will continue to require us to devote substantial financial resources to grow our work force, improve our infrastructure, continue the development and the marketing and distribution of our products, and generally support our operations.

     The purchase of the SAND Analytic Server often requires significant executive-level investment and system design decisions by our customers. Our product sales cycle is therefore lengthy and the timing of sales is difficult to predict as well as by the analytical solution providers, both application vendors and systems integrators, with whom we work. This situation is expected to continue to prevail. We believe that quarterly period-to-period comparisons of our operating results are not meaningful and one should not rely on such comparisons as an indication of our future performance.

     We are not aware of any other trends, uncertainties, demands, commitments or events which are reasonably likely to have a material effect upon our net sales or revenues, income from continuing operations, profitability, liquidity, liquidity or capital resources.


E. OFF-BALANCE SHEET ARRANGEMENTS

     The Company does not have any off-balance sheet arrangements that have had, or are reasonably likely to have, a current or future effect on the Company's financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.

F. TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

     The Company is committed under operating leases for a total amount of approximately $1,485,000. The minimum payments due in each of the following years are as follows:

                                                  $
                                              --------
                       2004                    320,000
                       2005                    321,000
                       2006                    323,000
                       2007                    277,000
                       2008                    244,000



ITEM 6.  DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.  DIRECTORS AND SENIOR MANAGEMENT

     The following table sets forth information as of January 23, 2003 concerning the directors and executive officers of the Company:

                                                                                           Class A Common Shares
                                                                                           beneficially owned or
                                                                                           over which control or
Name                      Principal Occupation                   Director Since          direction is exercised
----                      --------------------                   --------------          ----------------------
Arthur G. Ritchie         Director, Chairman of the Board,            1983                      2,094,138
                          President and Chief Executive
                          Officer of Sand

Steve Dennison            Director, Financial Director                2002                          5,100
                          Lynx Express

Douglas S. Pryde          Director, Barrister and Solicitor           2001                             --

Jerome Shattner           Director, Executive                         2000                      1,023,000
                          Vice-President of Sand

Martin Shindler           Director, Accountant and                    1987                          2,140
                          Business Consultant

George Wicker             Director, Executive Vice-President          1996                        274,950
                          Sand Technology Corporation

Gilles Therrien           Vice-President, Finance and                   --                             --
                          Administration and Chief
                          Financial Officer, Sand

Robert Acquaviva          Director of Technical Support                 --                             --
                          Operations, Sand Technology
                          Corporation

Michael McCool            Chief Scientist for Nucleus, Sand             --                             --

Georges Dube              Corporate Secretary, Sand                     --                         19,000

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

     Steve Dennison was appointed Financial Director of Lynx Express Limited in 2003, one of the United Kingdom's largest transportation companies, having held the position of Commercial Director since 1999. During the four previous years, he was Finance Director and Corporate Secretary for Red Star Parcels Limited. From 1988 to 1995, Mr. Dennison who is a qualified Chartered Accountant, was with KPMG most recently as Corporate Finance Manager. He holds a Bsc (Hons) in Management Science from the University of Manchester.

     Douglas Pryde was a member and a partner of the firm of Lavery, de Billy and its predecessor firms from 1965 to 2001.

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


B.  COMPENSATION

     For the fiscal year ended July 31, 2003, the aggregate cash remuneration including salaries and bonuses accrued by Sand for payment to eight (8) executive officers relative to services rendered in all capacities to the Company and its subsidiaries during all or part of the fiscal year as applicable, was $1,847,874.

     For the fiscal year ended July 31, 2003 each director, other than those directors who are salaried executive officers of Sand, was paid a basic annual retainer of $5,000 for serving as a director plus an additional amount of $1,500 per year for serving as a member of a standing committee of the Board of Directors.

     The aggregate value of other compensation did not exceed the lesser of $10,000 times the number of executive officers or ten percent (10%) of the cash compensation paid to such executive officers.

     No amounts have been set aside or accrued by the Company or its subsidiaries to provide pension, retirement or similar benefits to its directors or executive officers.

Employment Agreement

     Arthur G. Ritchie, Chairman of the Board, President and Chief Executive Officer and a Director of Sand, entered into an employment agreement ("the Agreement") with Sand upon the expiry of his previous employment agreement on December 31, 1993. The Agreement, effective January 1, 1994 was for an initial term of five (5) years and is automatically extended for additional periods of twelve (12) months each unless Sand or Mr. Ritchie shall have given the other a notice of termination of the Agreement not less than three
(3) months prior to the end of its term. The Agreement provides that Mr. Ritchie shall be paid an annual base salary, such bonuses as may from time to time be payable pursuant to any bonus program which is offered to senior officers or as may from time to time be payable at the discretion of the Board of Directors and a fee of one percent (1%) of the gross revenues resulting from the licensing, sale or other disposition of the Nucleus Data Base System for so long as the System is delivered as a stand-alone product of the Company. Mr. Ritchie was paid a base salary of $212,153 during each of the fiscal years ended July 31, 2003, 2002 and 2001 and the Board of Directors approved the payment of cash bonuses of $395,973, $48,055 and $48,055 to Mr. Ritchie for each of the same periods. The Board of Directors authorized the payment of a special bonus to Mr. Ritchie on January 8, 2001 in the amount of $100,000 relative to the successful arrangement of financing for the Company to insure its ongoing operations. Mr. Ritchie does not hold any outstanding stock options which have not been exercised under the 1996 Stock Incentive Plan or the 1996 Stock Option Plan of the Company. No payments have been made to date relative to the licensing, sale or other dispositions of the Nucleus Data Base System. In the event the employment of Mr. Ritchie (i) is terminated by Sand for any reason other than for Cause (as defined in the Agreement) or death or (ii) is terminated by Mr. Ritchie for Good Reason (as defined in the Agreement), Mr. Ritchie will be entitled to receive, among other things, a lump sum payment equivalent to two (2) times the sum of his then current annual base salary and the amount of the bonuses received by him in the immediate past year and Mr. Ritchie shall continue for a period of two (2) years to participate in all benefit plans and programs of Sand to the extent such participation is possible, and, if such continued participation is barred, to receive amounts equal to the out-of-pocket costs of participation in plans and programs providing substantially similar benefits. On January 1, 2004, the employment of Mr. Ritchie was automatically extended to December 31, 2004 on terms similar to those in the Agreement.

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

1996 STOCK INCENTIVE PLAN

     On July 8, 1996, the Board of Directors adopted the 1996 Stock Incentive Plan (the "Incentive Plan") pursuant to which the beneficiaries selected by a committee of the Board of Directors may be granted options to subscribe for Common Shares. The Incentive Plan was confirmed, approved and ratified by the shareholders of the Company at the Annual and Special Meeting of the shareholders held on December 17, 1996. On November 9, 1999, by resolution, the directors of the Company amended the Incentive Plan to increase the maximum aggregate number of options to purchase Common Shares which may be granted under the Incentive Plan. This resolution of the directors was confirmed, approved and ratified by the shareholders of the Company at the Annual and Special Meeting of the shareholders held on December 17, 1999. The total number of Common Shares of the Company authorized for grants of options is 1,100,000 (as adjusted to reflect the share subdivision on a two-for-one basis on December 31, 1996) subject to adjustment to take into account changes in the capital structure of the Company.

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

     The term and number of Common Shares covered by each option, as well as the permitted frequency of exercise of such options, are determined by the Committee at the time the options are granted to the recipients. The number of Common Shares which may be subject to option in favour of a single recipient may not exceed 5% of the outstanding Common Shares of the Company. An option is to be exercised within a period of ten (10) years after the date on which the option is granted. The exercise price of each option for Common Shares is not less than the closing price of the Common Shares on the Nasdaq Market System on the trading day prior to the day the option is granted or, if there was no transaction on that day, the average of the bid and ask prices on that day, less any discount as decided by the Board of Directors within the extent permitted by the applicable regulatory provisions. Options granted under the Incentive Plan may not be assigned or pledged. No financial assistance is available to recipients in connection with the exercise of an option. The Company may terminate the Incentive Plan at any time, subject to vested rights.

     As at January 23, 2004, 865,000 options had been granted and remained outstanding under the Incentive Plan and 211,000 options remained available for grant.

     During the fiscal year ended July 31, 2003, the Committee granted options to purchase an aggregate of 260,000 Common Shares to three Officers and/or Directors and an aggregate of 193,500 Common Shares to twenty (20) employees at exercise prices which vary from US$1.00 to US$5.00 per share which were not less than the respective closing prices of the Common Shares on the Nasdaq Market System on the day prior to each grant. 71,500 options were cancelled. No options were exercised.

     During the period August 1, 2003 to January 23, 2004, the Committee granted options to purchase an aggregate of 130,000 Common Shares to four employees at exercise prices which vary from US$1.00 to US$5.00 per share which were not less than the respective closing prices of the Common Shares on the Nasdaq Market System on the day prior to each grant. 10,000 options were cancelled.

1996 STOCK OPTION PLAN

     On July 8, 1996, the Board of Directors adopted the 1996 Stock Option Plan (the "Option Plan") pursuant to which the beneficiaries selected by a committee of the Board of Directors may be granted options to subscribe for Common Shares. The Option Plan was confirmed, approved and ratified by the shareholders of the Company at the Annual and Special Meeting of the shareholders held on December 17, 1996. On November 9, 1999, by resolution, the directors of the Company amended the Option Plan to increase the maximum aggregate number of options to purchase Common Shares which may be granted under the Option Plan. This resolution of the directors was confirmed, approved and ratified by the shareholders of the Company at the Annual and Special Meeting of the shareholders held on December 17, 1999. The total number of Common Shares of the Company authorized for grants of options is 900,000 (as adjusted to reflect the share subdivision on a two-for-one basis on December 31, 1996), subject to adjustment to take into account changes in the capital structure of the Company.

     The Option Plan is administered by a committee (the "Committee") consisting of not less than two (2) members of the Board of Directors each of whom is a "disinterested person" as defined under the UNITED STATES SECURITIES AND EXCHANGE ACT OF 1934 and an "outside director" as defined in the UNITED STATES INTERNAL REVENUE CODE.

     The term and number of Common Shares covered by each option, as well as the permitted frequency of exercise of such options, are determined by the Committee at the time the options are granted to the recipients. The number of Common Shares which may be subject to option in favour of a single recipient may not exceed 5% of the outstanding Common Shares of the Company. An option is to be exercised within a period of ten (10) years after the date on which the option is granted. The exercise price of each option for Common Shares is not less than the price of the Common Shares as determined by the Committee within the extent permitted by the applicable regulatory provisions. Options granted under the Option Plan may not be assigned or pledged. No financial assistance is available to recipients in connection with the exercise of an option. Options which expire or are terminated or surrendered or unexercised are thereafter available for the granting of other options. The Company may terminate the Option Plan at any time subject to vested rights.

     As at January 23, 2004, 504,500 options had been granted and remained outstanding under the Option Plan and 219,500 options remained available for grant.

     During the fiscal year ended July 31, 2003, the Committee granted options to purchase an aggregate of 20,000 Common Shares to one Officer and an aggregate of 97,500 Common Shares to four employees at exercise prices which vary from US$1.00 to

US$5.00 per share which were not less than the respective closing prices of the Common Shares on the Nasdaq Market System on the day prior to each grant. 101,250 options were cancelled. No options were exercised.

     During the period August 1, 2003 to January 23, 2004, the Committee granted options to purchase an aggregate of 3,000 Common Shares to one employee at an exercise price of US$1.07 per share which was not less than the closing price of the Common Shares on the Nasdaq Market System on the day prior to the grant. 1,000 options were cancelled.

C.  BOARD PRACTICES

     Governance processes are subject to ongoing review and assessment by the Board of Directors to maintain high standards of corporate governance in a rapidly changing environment.

     The Company is aware that certain additional corporate governance protections will be required to be put into place under the provisions of changes to corporate governance requirements in Canada and the United States. The Company anticipates that it will be in compliance with such proposed changes as they become effective, if not earlier.

     Pursuant to the CANADA BUSINESS CORPORATIONS ACT (the "CBCA"), directors of the Company hold office until the close of the next annual meeting of shareholders and until their successors are elected and qualified or until their earlier resignation or removal. The CBCA requires that twenty-five percent (25%) of the members of the Board of Directors must be resident Canadians. In addition, the Board may not transact business at a meeting unless one-quarter of the directors participating in the meeting are Canadian residents. Officers serve at the pleasure of the Board of Directors, subject to the terms of employment agreements, if any, and applicable employment laws.

     Pursuant to the CANADA BUSINESS CORPORATION ACT, the Board is required to manage, or supervise the management of, the affairs and business of the Company. The principal responsibilities of the Board are to supervise and evaluate management, to oversee the conduct of the business of the Company, to set policies appropriate for the business of the Company and to approve corporate strategies and goals. The Board is to carry out its mandate in a manner consistent with the fundamental objective of enhancing shareholder value.

     The Board of Directors has adopted a Charter which sets out the duties and responsibilities of the Board of Directors.

     In discharging its duty of stewardship over the Company, the Board expressly undertakes the following specific duties and responsibilities: (i) adopting, supervising and providing guidance on the strategic planning process of the Company and approving a strategic plan which takes into account, among other things, the opportunities and risks of the business of the Company; (ii) identifying the principal risks of the business of the Company and ensuring the implementation of appropriate risk management systems; (iii) ensuring that the Company has management of the highest calibre and maintaining adequate and effective succession planning for senior management; (iv) placing limits on authority of management; (v) overseeing the integrity of the internal control and management information systems of the Company; (vi) overseeing the communications policy of the Company with its shareholders and with the public generally; (vii) providing for the independent functioning of the Board; and
(viii) adopting, monitoring and, where appropriate, granting waivers from the Standards of Ethical Conduct that governs the behaviour of directors, officers and employees of the Company.

     The Board of Directors has also adopted Standards of Ethical Conduct which apply to all directors and officers of the Company.


COMMITTEES OF THE BOARD OF DIRECTORS

     The Board has established two committees: the Audit Committee and the Option Committee. Committee members are appointed annually following the annual meeting of the shareholders of the Company.


AUDIT COMMITTEE

     Messrs. Dennison, Pryde and Shindler, all of whom are non-management and unrelated directors, currently comprise the Audit Committee. Mr. Dennison is Chairman of the Audit Committee. Messrs. Dennison, Pryde and Shindler satisfy the current requirements of The Nasdaq Stock Market, Inc. relating to the independence and the qualification of the members of the Audit Committee.

     The Audit Committee has adopted a formal Charter that details its mandate.

     The Audit Committee assists the Board in its oversight functions as they relate to the accounting, financial reporting, auditing, risk management and internal controls of the Company. The Audit Committee has the following duties and responsibilities: (a) reviewing the audited financial statements of the Company and recommending whether such statements should be approved by the Board; (b) reviewing and approving unaudited interim financial statements of the Company; (c) recommending to the Board the firm of independent auditors to be nominated for appointment by shareholders at each annual general meeting of the Company and, where necessary, the removal of the independent auditors of the Company; (d) reviewing the scope and adequacy of audits to be conducted by the independent auditors of the Company; (e) adopting and annually reassessing formal terms of reference for the independent auditors of the Company; (f) monitoring and evaluating the independence and performance of the independent auditors of the Company; (g) pre-approving all non-audit services to be provided to the Company by its independent auditors prior to the commencement of such services; (h) reviewing all post-audit management letters containing the recommendations of the independent auditors of the Company and response or follow-up thereto from management; (i) reviewing and monitoring the integrity, adequacy and timeliness of the financial reporting and disclosure practices of the Company; (j) monitoring the compliance of the Company with legal and regulatory requirements related to financial reporting and disclosure; (k) monitoring and evaluating the adequacy of the internal accounting and audit procedures of the Company; (l) reviewing and ensuring the acceptability of the accounting principles of the Company; (m) identifying the principal financial risks of the Company; (n) overseeing reporting on internal controls of management and ensuring that management has designed and implemented an effective system of internal controls; (o) establishing procedures for the receipt, retention, confidentiality and treatment of complaints received by the Company regarding accounting, internal accounting controls or auditing matters; (p) reviewing, and if deemed advisable, approving all related party transactions; (q) annually reviewing and reassessing the adequacy of the duties and responsibilities of the Audit Committee; and (r) any other matters that the Audit Committee feels are important to its mandate or that the Board chooses to delegate to it.

     It is the responsibility of the Audit Committee to maintain an open avenue of communication between itself, the Auditor and Management of the Company. In performing its role, the Audit Committee is empowered to investigate any matter brought to its intention, with full access to all books, records, accounts, facilities and personnel of the Company. The Audit Committee is also empowered to instruct and retain outside counsel or other experts as necessary.


OPTION COMMITTEE

     Messrs. Pryde and Shindler, both of whom are non-management and unrelated directors, currently comprise the Option Committee which administers the 1996 Stock Incentive Plan and the 1996 Stock Option Plan.

     The Option Committee is appointed by the Board of Directors to administer the 1996 Stock Incentive Plan and the 1996 Stock Option Plan which are described under the heading "Executive Remuneration" above.


D.  EMPLOYEES

     On July 31, 2003, the Company had 64 employees, including 39 full-time employees with Sand, and 15 full-time employees with Sand Technology Corporation ("Sand USA"), 2 full-time employees with Sand Technology Limited ("Sand UK") and 4 full-time employees with Sand Technology Deutschland GmbH ("Sand Germany"). Moreover, the Company had 4 part-time employees, 2 with Sand, 1 with Sand USA and 1 with Sand UK. The employees of ClarityBlue have been excluded from this calculation.

     On July 31, 2002, the Company had 115 employees, including 48 full-time employees with Sand, and 19 full-time employees with Sand Technology Corporation ("Sand USA"), 37 full-time employees with Sand Technology (U.K.) Limited (which changed its name to ClarityBlue Limited) ("ClarityBlue") and 7 full-time employees with Sand Technology Deutschland GmbH ("Sand Germany"). Moreover, the Company had 4 part-time employees, 1 with Sand, 2 with Sand USA and 1 with ClarityBlue.

     On July 31, 2001, the Company had 119 employees, including 53 full-time employees with Sand, and 35 full-time employees with Sand Technology Corporation ("Sand USA"), 28 full-time employees with Sand Technology (U.K.) Limited (which changed its name to ClarityBlue Limited ("ClarityBlue") and 3 full-time employees with Sand Technology Deutschland GmbH ("Sand Germany"). Moreover, the Company had 4 part-time employees, 2 with Sand, 1 with Sand USA and 1 with ClarityBlue.

     No employee of the Company is represented by a labour union or is covered by a collective bargaining agreement. Since inception, the Company has not suffered any disruptions as a result of labour problems or employee disputes. The decrease in the number of employees is due to the sale of ClarityBlue on July 31, 2003.

E.  SHARE OWNERSHIP

     Information as to the share ownership of the directors and executive officers of the Company is found under Item 6 - "Directors, Senior Management and Employees" under "Directors and Senior Management" under "Compensation" - "1996 Stock Incentive Plan" and "1996 Stock Option Plan", and under Item 7 - "Major Shareholders".


ITEM 7.  MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.  MAJOR SHAREHOLDERS

     The following are the only persons who, to our knowledge, beneficially own or exercise control or direction over shares carrying more than five (5%) percent of the votes attached to Class A Common Shares of the Company at January 23, 2004:

                        APPROXIMATE NUMBER OF CLASS             PERCENTAGE OF CLASS A
                        A SHARES OWNED, CONTROLLED               COMMON SHARES OWNED,
                               OR DIRECTED                      CONTROLLED OR DIRECTED
                        ---------------------------             ----------------------
Arthur G. Ritchie               2,094,138                                 15.8%
Jerome Shattner                 1,023,000                                  7.8%


     The total number of Class A Common Shares owned, controlled or directed by the officers and directors of Sand as a group, to our knowledge, is 3,399,328, or approximately 26%, at January 23, 2004.

     The voting rights of the Class A Common Shares held by the persons identified or referred to above are the same as the voting rights of the Class A Common Shares held by all other shareholders.

     To our knowledge, as of January 23, 2004, 9,549,842 Class A Common Shares were held of record by 479 persons whose registered addresses were in the United States. Many of our Class A Common Shares are held in the name of intermediaries.

     Except as set forth above, to our knowledge, the Company is not directly or indirectly owned or controlled by another corporation, by any foreign government or by any other national or legal person severally or jointly.

     There are no known contractual arrangements which may result in a change of control of the Company at a subsequent date.

B.  RELATED PARTY TRANSACTIONS

     On July 31, 2003, Sand sold its wholly-owned subsidiary, ClarityBlue Limited (previously named Sand Technology (U.K.) Limited), for total proceeds of approximately $20 million to a group of investors which included members of senior management of the subsidiary and Duncan Painter who was a member of the Board of Directors of Sand. The Company provided warranties for claims against ClarityBlue Limited for matters existing prior to the sale. The warranties for tax matters expire in calendar 2010 and in calendar 2005 for other warranties.

     Sand maintains directors' and officers' liability insurance which, subject to the provisions and exclusions contained in the policy, protects the directors and officers, as such, against any claims made during the term of their office against any of them for a wrongful act, provided they acted honestly and in good faith with a view to the best interests of Sand. The policy provides coverage with a limit of US$5,000,000 per loss per policy period, subject to a corporate reimbursement deductible of US$250,000 per loss. The current annual premium is paid entirely by Sand and amounts to approximately US$125,000. To the extent permitted by law, Sand has entered into an indemnification agreement with each of its directors and senior officers.


C.  INTERESTS OF EXPERTS AND COUNSEL

     Not applicable.


ITEM 8.  CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

     The Consolidated Financial Statements of the Company are included in this Annual Report on Form 20-F beginning on page 59.


ITEM 9.  THE OFFER AND LISTING

A.  OFFER AND LISTING DETAILS

     The following table presents the closing high and low sales prices of our Class A Common Shares stated in United States dollars as reported by NASDAQ for the following periods:

Month Ended                                     U.S. $
-----------                         ------------------------------
                                     High                     Low
                                    -----                    -----
To January 23, 2004                 $1.30                    $0.90
December 2003                       $1.11                    $0.83
November 2003                       $1.61                    $1.08
October 2003                        $1.20                    $1.07
September 2003                      $1.27                    $1.07
August 2003                         $1.24                    $1.10
July 2003                           $1.15                    $0.99



Quarter Ended                                   U.S. $
-------------                       ------------------------------
                                     High                     Low
                                    -----                    -----
October 2003                        $1.27                    $1.07
July 2003                           $1.35                    $0.80
April 2003                          $1.22                    $0.52
January 2003                        $1.16                    $0.58
October 30, 2002                    $1.30                    $0.53
July 31, 2002                       $1.40                    $0.89
April 30, 2002                      $1.708                   $1.03
January 31, 2002                    $1.79                    $1.05
October 30, 2001                    $4.27                    $1.25


Fiscal Year Ended July 31                        U.S. $
-------------------------           ------------------------------
                                     High                     Low
                                    -----                    -----
2003                                $1.35                    $0.52
2002                                $4.27                    $0.89
2001                                $7.75                    $2.969
2000                                $9.875                   $3.375
1999                                $8.25                    $4.125


C.  MARKETS

     Our Class A Common Shares are listed on the Nasdaq SmallCap Market and trade under the symbol SNDT. There is no non-United States trading market for our Class A Common Shares.

ITEM 10.  ADDITIONAL INFORMATION

A.  SHARE CAPITAL

     Not applicable.


B.  MEMORANDUM AND ARTICLES OF ASSOCIATION

     Sand was incorporated on December 10, 1982 under the provisions of the Canada Business Corporation Act (the "CBCA"). The Articles of the Company place no restrictions upon the Company's objects and purposes.

DIRECTORS' POWERS

     Pursuant to the Articles and the By-laws of the Company and the requirements of the CBCA, the board of directors must consist of not fewer than three (3) and not more than eleven (11) directors. A majority of the number of directors appointed constitutes a quorum at any meeting of directors, provided, however, that no business may be transacted at a meeting of directors unless at least one-quarter of the directors present are resident Canadians. The duty of the directors is to manage or supervise the management of the business of the Company.

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

Meetings

     The CBCA provides that the Company must hold an annual meeting of its shareholders not later than 15 months after holding the last preceding annual meeting but no later than 6 months after the end of the Company's preceding financial year. The Company must give notice of any meeting to its shareholders entitled to receive notice not more than 60 days prior to and not less than 21 days before the date of meeting. The CBCA requires the directors of a company to provide with the notice of a general meeting a form of proxy for use by every member entitled to vote at such meeting as well as an information circular containing prescribed information regarding the matters to be dealt with and the conduct of the meeting.

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

CHANGE IN CONTROL OF COMPANY

     There are no provisions in the Company's Articles or By-laws that would have the effect of delaying, deferring, or preventing a change in control of the Company and that would operate only with respect to a merger, acquisition or corporate restructuring of the Company or its subsidiaries.

     A shareholder rights plan (the "Rights Plan") was adopted by the Board of Directors on November 12, 2003 and made effective on November 17, 2003. The Rights Plan was ratified, confirmed and approved by the shareholders of Sand at the Annual and Special Meeting of Shareholders held on December 16, 2003.

     Under applicable securities legislation in Canada, a take-over bid is generally understood to mean an offer to acquire outstanding voting or equity securities of a class of a corporation that, together with shares already owned by the bidder and certain parties related to the bidder, amount to 20% or more of the outstanding securities of that class. The existing legislative framework for take-over bids presents certain concerns for shareholders, which has led many Canadian companies to adopt shareholder rights plans. In particular, this framework permits a take-over bid to expire 35 days after it is initiated. The result is that shareholders may fail, in the absence of the Rights Plan, to realize the maximum value for their shares. The Board of Directors is of the view that shareholders, as well as the Board of Directors, need more than 35 days to consider a take-over bid and make a reasoned and careful decision regarding such bid, or to consider actual or possible competing take-over bids.

     The purpose of the Rights Plan is to ensure adequate time for shareholders of Sand to assess the merits of a take-over bid without undue pressure. The Rights Plan gives the Board of Directors time to consider alternatives, which may allow shareholders to receive full and fair value for their Common Shares. In addition, the Rights Plan restricts creeping accumulations of shares through a combination of market purchases up to the 20% threshold and exempt acquisitions (such as pursuant to a private arrangement) that can be unfair to shareholders.

     The Rights Plan does not affect the duty of the Board of Directors to act honestly and in good faith with a view to the best interests of the Company and its shareholders. Indeed, the Board of Directors believes that the Rights Plan remains an appropriate mechanism to ensure that the Board of Directors will be able to discharge its responsibility to assist shareholders in responding to a take-over bid. In adopting the Rights Plan, the Board of Directors does not intend to prevent a change of control of the Company or to secure the continuance of current Management or the directors currently in office. The Rights Plan is not part of a plan by Management to adopt a series of anti-takeover measures. The Rights Plan does not preclude any shareholder from using the proxy mechanism under the CANADA BUSINESS CORPORATIONS ACT and securities laws to promote a change in the Management or direction of the Company, and has no effect on the rights of holders of outstanding Common Shares of the Company to requisition a meeting of shareholders in accordance with the provisions of applicable corporate and securities legislation, or to enter into agreements with respect to voting their Common Shares.

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

Class A Common Shares

     The Class A Common Shares of the Company have the following rights, privileges, restrictions and conditions:

     Dividends. Subject to the prior rights of the holders of the Class B Shares and any other shares ranking senior to the Class A Common Shares with respect to priority in the payment of dividends, the holders of Class A Common Shares are entitled to receive dividends and the Company must pay dividends thereon, as and when declared by the Board of Directors of the Company out of moneys properly applicable to the payment of dividends, in such amount and in such form as the Board of Directors of the Company may from time to time determine and all dividends which the Board of Directors of the Company may declare on the Class A Common Shares must be declared and paid in equal amounts per share on all Class A Common Shares at the time outstanding.

     Dissolution. In the event of the dissolution, liquidation or winding-up of the Company, whether voluntary or involuntary, or any other distribution of assets of the Company among its shareholders for the purpose of winding-up its affairs, subject to the prior rights of the holders of the Class B Shares and any other shares ranking senior to the Class A Common Shares with respect to priority in the distribution of assets upon dissolution, liquidation, winding-up or distribution for the purpose of winding-up, the holders of the Class A Common Shares are entitled to receive the remaining property and assets of the Company.

     Voting Rights. The holders of the Class A Common Shares are entitled to receive notice of and to attend all meetings of the shareholders of the Company and have one vote for each Class A Common Share held at all meetings of the shareholders of the Company, except meetings at which only holders of another specified class or series of shares of the Company are entitled to vote separately as a class or series.

     There are no redemption or sinking fund provisions relating to the Class A Common Shares and the Class A Common Shares are fully paid and non-assessable.

Class B Shares

     The Class B Shares, as a class, have the following rights, privileges, restrictions and conditions:

     Directors' Authority to Issue in One or More Series. The Board of Directors of the Company may issue the Class B Shares at any time and from time to time in one or more series. Before the first shares of a particular series are issued, the Board of Directors of the Company must fix the limited or unlimited number of shares in such series and must determine, subject to the limitations set out in the articles, the designation, rights, privileges, restrictions and conditions to be attached to the shares of such series including, without limitation, the rate or rates, amount or method or methods of calculation of dividends thereon, the time and place of payment of dividends, whether cumulative or non-cumulative or partially cumulative and whether such rate, amount or method of calculation shall be subject to change or adjustment in the future, the currency or currencies of payment of dividends, the consideration and the terms and conditions of any purchase for cancellation, retraction or redemption rights (if any) (but in no event shall the voting rights attributable to a Class B Share exceed those attributable to a Class A Common Share), the conversion or exchange rights attached thereto (if any), the voting rights attached thereto (if any), and the terms and conditions of any share purchase plan or sinking fund with respect thereto. Before the issue of the first shares of a series, the Board of Directors of the Company shall send to the Director (as defined in the CANADA BUSINESS CORPORATIONS ACT) articles of amendment containing a description of such series including the designation, rights, privileges, restrictions and conditions determined by the Board of Directors of the Company.

     Ranking of Class B Shares. No rights, privileges, restrictions or conditions attached to a series of Class B Shares may confer upon a series a priority in respect of dividends or return of capital over any other series of Class B Shares then outstanding. The Class B Shares are entitled to priority over the common shares of the Company and over any other shares of the Company ranking junior to the Class B Shares with respect to priority in the payment of dividends and the distribution of assets in the event of the liquidation, dissolution or winding-up of the Company, whether voluntary or involuntary, or any other distribution of the assets of the Company among its shareholders for the purpose of winding-up its affairs. If any cumulative dividends or amounts payable on a return of capital in respect of a series of Class B Shares are not paid in full, the Class B Shares of all series must participate rateably in respect of such dividends, including accumulations, if any, in accordance with the sums that would be payable on such shares if all such dividends were declared and paid in full, and in respect of any repayment of capital in accordance with the sums that would be payable on such repayment of capital if all sums so payable were paid in full; provided however, that in the event of there being insufficient assets to satisfy in full all such claims to dividends and return of capital, the claims of the holders of the Class B Shares with respect to repayment of capital must first be paid and satisfied and any assets remaining thereafter must be applied towards the payment and satisfaction of claims in respect of dividends. The Class B Shares of any series may also be given such other preferences over the common shares and over any other shares ranking junior to the Class B Shares as may be determined in the case of such series of Class B Shares.

     Voting Rights. Except as otherwise required by law or in accordance with any voting rights which may from time to time be attached to any series of Class B Shares, the holders of the Class B Shares as a class are not entitled as such to receive notice of, to attend or to vote at any meeting of the shareholders of the Company.

     Approval of Holders of Class B Shares. The rights, privileges, restrictions and conditions attaching to the Class B Shares as a class may be added to, changed or removed but only with the approval of the holders of the Class B Shares given as hereinafter specified.

     The approval of the holders of Class B Shares to add to, change or remove any right, privilege, restriction or condition attaching to the Class B Shares as a class or to any other matter requiring the consent of the holders of the Class B Shares as a class may be given in such manner as may then be required by law, subject to a minimum requirement that such approval shall be given by resolution passed by the affirmative vote of at least two-thirds of the votes cast at a meeting of the holders of Class B Shares duly called for that purpose. The formalities to be observed in respect of the giving of notice of any such meeting or any adjourned meeting and the conduct thereof shall be those from time to time required by the CANADA BUSINESS CORPORATIONS ACT (as from time to time amended, varied or replaced) and prescribed in the by-laws of the Company with respect to meetings of shareholders. On every poll taken at a meeting of holders of Class B Shares as a class, each holder entitled to vote thereat shall have one vote in respect of each Class B Share held by him.

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


C.  MATERIAL CONTRACTS

     On July 31, 2003, Sand sold its wholly-owned subsidiary, ClarityBlue Limited (previously named Sand Technology (U.K.) Limited), for total proceeds of approximately $20 million to a group of investors which included members of senior management of the subsidiary and Duncan Painter who was a member of the Board of Directors of Sand. The Company provided warranties for claims against ClarityBlue Limited for matters existing prior to the sale. The warranties for tax matters expire in calendar 2010 and in calendar 2005 for other warranties.

     Sand entered into a Shareholder Rights Plan Agreement dated as of November 17, 2003 with CIBC Mellon Trust Company, as rights agent. Information as to the shareholder rights plan of Sand is found under Item 10 - "Additional Information" under "Change in Control of Company".


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


E.  TAXATION

CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

     The following summary of certain Canadian federal income tax considerations generally applicable in respect of the Company's Class A Common Shares reflects the Company's opinion. The tax consequences to any particular holder of Class A Common Shares will vary according to the status of that holder as an individual, trust, corporation or member of a partnership, the jurisdictions in which that holder is subject to taxation, the place where that holder is resident and, generally, according to that holder's particular circumstances. This summary is applicable only to holders who are resident in the United States, have never been resident in Canada for tax purposes, deal at arm's length with the Company, hold their Class A Common Shares as capital property and who will not use or hold the Class A Common Shares in carrying on business in Canada.

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

DIVIDENDS

     In the case of any dividends paid to non-residents of Canada, the Canadian tax is withheld by the Company, which remits only the net amount of such dividend to the shareholder. By virtue of Article X of the Tax Convention, the rate of tax on dividends paid to residents of the United States is generally limited to 15% of the gross dividend (or 5% in the case of certain corporate shareholders owning shares of the Company entitling the shareholder to at least 10% of the Company's voting shares). In the event the provisions of the Tax Convention are not applicable, the rate of Canadian withholding tax imposed on non-residents according to the TAX ACT is 25% of the gross dividend.


F.  DIVIDENDS AND PAYING AGENTS

     Not applicable.

G.  STATEMENTS BY EXPERTS

     Not applicable.


H.  DOCUMENTS ON DISPLAY

     The Company is subject to certain of the information requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith, files reports and other information with the SEC. As a foreign private issuer, the Company is exempt from the rules under the Exchange Act prescribing the furnishing and content of proxy statements, and its officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. As a foreign private issuer, the Company is not required to publish financial statements as frequently or as promptly as United States companies.

     We file annual reports and other information with the SEC. You may read and copy any of these documents at the SEC's Public Reference Room at Judiciary Plaza, 450 Fifth Street NW, Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at (800) SEC-0330. The SEC maintains an internet site that contains reports, proxy and information statements and other information regarding issuers that file electronically with the SEC. The address of that site is http://www.sec.gov.


I.  SUBSIDIARY INFORMATION

     Not applicable.


ITEM 11.  QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

     We are not subject to material market risk exposures, except for risks related to interest rate fluctuations and foreign currency exchange rates.

     Our exposure to market rate risk for changes in interest rates relates primarily to our investment portfolio. We have not invested in market risk sensitive instruments such as derivative financial instruments or derivative commodity instruments. We invest in high quality issuers and limit the amount of our credit exposure with any one issuer. We are averse to principal loss and ensure the safety and preservation of our invested funds by limiting default, market and reinvestment risk. We do not make use of a bank line of credit and we do not have any long term debt.

     Since we currently earn revenues and incur expenses in United States dollars, British pounds, Euros and Canadian dollars, exchange rates for these and other local currencies in countries where we may operate in the future may fluctuate in relation to the

Canadian dollar and such fluctuations may have an adverse effect on our earnings or assets when United States dollars, British pounds, Euros or local currencies are exchanged for Canadian dollars. We have not entered into forward foreign exchange contracts. To date, losses and gains resulting from the translation of revenue and expenses denominated in Untied States dollars or British pounds into Canadian dollars have been included in our results of operations.


ITEM 12.  DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

     Not applicable.



                                     PART II


ITEM 13.  DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

     None.


ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

     A shareholder rights plan (the "Rights Plan") was adopted by the Board of Directors on November 12, 2003 and made effective on November 17, 2003. The Rights Plan was ratified, confirmed and approved by the shareholders of Sand at the Annual and Special Meeting of Shareholders held on December 16, 2003.

Summary of the Rights Plan

     The principal terms of the Rights Plan are summarized below. Capitalized terms used but not defined in this summary are used as defined in the Rights Agreement. The summary is qualified by reference to the actual provisions of the Rights Agreement.

Rights

     One Right will be issued and will attach to each outstanding Common Share of the Corporation. A Right only becomes exercisable upon the occurrence of a Flip-In Event, which is a transaction by which a person becomes an Acquiring Person and which otherwise does not meet the requirements of a Permitted Bid. Prior to a Flip-In Event, the Rights are priced at CDN$100 per share. If a Flip-In Event occurs, each Right issued under the Rights Plan thereafter will entitle all holders, other than the Acquiring Person, to purchase that number of Common Shares of the Corporation having an aggregate market value equal to twice CDN$100 per share for CDN$100 per share. This purchase will cause substantial dilution to the person or group of persons attempting to acquire control of the Corporation, other than by way of a Permitted Bid. The Rights expire on the termination of the Rights Plan, unless redeemed before such time.

Acquiring Person

     An Acquiring Person is generally a person who becomes the beneficial owner of 20% or more of the outstanding Common Shares of the Corporation. Under the Rights Plan, there are various exceptions to the definition of Acquiring Person, including:

     o a person who acquires 20% or more of the outstanding Common Shares due to (i) acquisitions of Common Shares by the Corporation, (ii) pro rata distributions of Common Shares by the Corporation, (iii) acquisitions of Common Shares upon exercise of Convertible Securities acquired pursuant to certain exempt transactions, (iv) an amalgamation, merger or other statutory procedure requiring shareholder approval, or (v) the issuance of Common Shares on an exempt private placement basis (subject to certain limits); and

     o underwriters who obtain Common Shares for the purpose of a public distribution.

Beneficial Ownership

     The thresholds for triggering the Rights Plan are based on the percentage of shares that are Beneficially Owned by a person or its Affiliates or Associates. This is defined in terms of legal or equitable ownership of common shares. In addition, a person is deemed to be the Beneficial Owner of Common Shares in circumstances where that person or its Affiliates or Associates, and any other person acting jointly or in concert with such person, has a right to acquire Common Shares within 60 days. There are various exceptions to this definition set forth in the Rights Plan.

Permitted Bid

     If a Take-over Bid is structured as a Permitted Bid, a Flip-In Event will not occur and the Rights will not become exercisable. Permitted Bids must be made by means of a take-over bid circular and comply with the following:

     o the Take-over Bid must be made to all shareholders other than the bidder;

     o the Take-over Bid must not permit the bidder to take up any Common Shares that have been tendered pursuant to the Take-over Bid prior to the expiry of a period not less than 60 days after the Take-over Bid is made, and then only if at such time more than 50% of the Common Shares held by the Independent Shareholders (which term generally includes shareholders other than the bidder, its Affiliates, Associates and persons acting jointly or in concert with the bidder), have been tendered pursuant to the Take-over Bid and not withdrawn;

     o the Take-over Bid must contain an irrevocable and unqualified provision that, unless it is withdrawn, Common Shares may be tendered at any time during the 60 day period referred to in the immediately preceding paragraph and that any Common Shares deposited pursuant to the Take-over Bid may be withdrawn until they have been taken up and paid for; and

     o the Take-over Bid must contain an irrevocable and unqualified provision that, if more than 50% of the Common Shares held by Independent Shareholders are tendered pursuant to the Take-over Bid within the 60-day period, then the bidder must make a public announcement of that fact and the Take-over Bid must then remain open for an additional 10 business days from the date of such public announcement.

     The Rights Plan also allows a Competing Permitted Bid to be made while a Permitted Bid is in existence. A Competing Permitted Bid is a Take-over Bid that is made after a Permitted Bid has been made, but prior to its expiry, that satisfies all of the requirements of a Permitted Bid, except that (i) no Common Shares will be taken up or paid for until the later to occur of the date which is generally 35 days after the date the Take-over Bid is made and the 60th day after the date of the Permitted Bid that is then outstanding, and (ii) at the close of business on the date Common Shares are first taken up or paid for, more than 50% of the then outstanding Common Shares held by Independent Shareholders have been tendered in such Take-over Bid and not withdrawn. If this 50% requirement is satisfied, the applicable bidder must make a public announcement of that fact and the Take-over Bid must remain open for tenders of Common Shares for at least ten business days after the date of such public announcement.

     The requirements of a Permitted Bid and a Competing Permitted Bid enable shareholders to decide whether the Take-over Bid or any Competing Permitted Bid is adequate on its own merits, without being influenced by the likelihood that a Take-over Bid will succeed. Moreover, if there is sufficient support for a Take-over Bid such that at least 50% of the Common Shares held by Independent Shareholders have been tendered to it, a shareholder who has not yet tendered to that bid will have a further 10 business days in which to decide whether to withdraw its Common Shares from a Competing Take-over Bid, if any, and whether to tender to the Take-over Bid.

Waiver and Redemption

     Until the occurrence of a Flip-In Event as to which the Board of Directors has not issued a waiver, the Board of Directors may elect to redeem all but not less than all of the then outstanding Rights at a redemption price of $0.0001 (subject to adjustment) per Right. In addition, until the occurrence of a Flip-In Event as to which the Board of Directors has not issued a waiver, the Board of Directors may determine to waive the application of the Rights Plan to any Flip-In Event.

     The Board of Directors may also waive the application of the Rights Plan to any Flip-In Event if the Board determines that the Person became an Acquiring Person by inadvertence and without any intention to become, or knowledge that it would become, an

Acquiring Person and such Person has reduced its Beneficial Ownership of Common Shares such that at the time of the granting of a waiver, such Person is no longer an Acquiring Person. The Board of Directors will be deemed to have redeemed the Rights at the Redemption Price on the date that the Person making the Permitted Bid, Competing Permitted Bid or Take-over Bid in respect of which the Board of Directors has waived or been deemed to waive the application of the Rights Plan, has taken up and paid for the Common Shares pursuant to the applicable bid.

Termination

     The Rights Plan will expire, subject to certain conditions, at the close of the annual meeting of shareholders of the Corporation in 2005 and every two year anniversary thereafter and so on unless the continuation of the Rights Plan for each such two year period (or other period approved by the Independent Shareholders) is approved by the Independent Shareholders of the Corporation.

Shareholder Approval

     In order for the Rights Agreement to remain effective, the Rights Agreement must be ratified by a resolution passed by a majority of the votes cast by Independent Shareholders who vote at the Meeting. For this purpose, "Independent Shareholders" mean holders of Common Shares excluding (i) any Acquiring Person,
(ii) an Offeror, with certain exceptions, (iii) any Affiliate or Associate of such Acquiring Person or Offeror; (iv) any person acting jointly or in concert with such Acquiring Person or Offeror; or (v) any trustee or administrator of any employee benefit plan or trust for the benefit of employees of the Corporation or a Subsidiary of the Corporation, unless the beneficiaries of such plan direct the manner in which the shares are to be voted.



ITEM 15.  CONTROLS AND PROCEDURES

     "Disclosure controls and procedures" are controls and other procedures that are designed to ensure that information required to be disclosed by us in the reports we file with the Securities and Exchange Commission is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms and that the information is accumulated and communicated to our management, including our Chief Executive Officer and our Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure. We carried out an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures as of the end of the fiscal year covered by this Annual Report on Form 20-F. This evaluation was carried out under the supervision and with the participation of our management, including our Chief Executive Officer and our Chief Financial Officer. Based upon that evaluation, our Chief Executive Officer and our Chief Financial Officer concluded that our disclosure controls and procedures are effective. There have been no significant changes in our disclosure controls and procedures which could significantly affect these controls and procedures subsequent to the end of our most recent fiscal year.

ITEM 16 A.   AUDIT COMMITTEE FINANCIAL EXPERT

     Messrs. Dennison, Pryde and Shindler, all of whom are non-management and unrelated directors, currently comprise the Audit Committee. Mr. Dennison is Chairman of the Audit Committee. Messrs. Dennison, Pryde and Shindler satisfy the current requirements of The Nasdaq Stock Market, Inc., relating to the independence and the qualification of the members of the Audit Committee.

     Steve Dennison was appointed Financial Director of Lynx Express Limited in 2003, one of the United Kingdom's largest transportation companies, having held the position of Commercial Director since1999. During the four previous years, he was Finance Director and Corporate Secretary for Red Star Parcels Limited. From 1988 to 1993, Mr. Dennison who is a qualified Chartered Accountant, was with KPMG most recently as Corporate Finance Manager. He holds a Bsc (Hons) in Management Science from the University of Manchester.

     Our Board of Directors has determined that Mr. Dennison qualifies as an "audit committee financial expert".


ITEM 16 B.   CODE OF ETHICS

     As part of its stewardship responsibilities, the Board of Directors has approved formal "Standards of Ethical Conduct" that govern the behaviour of the directors, officers and employees of the Company. The Board monitors compliance with these standards and is responsible for the granting of any waivers from these standards to directors or officers. Disclosure will be made by the Company of any waiver from these standards granted to the directors or officers of the Company in the quarterly report of the Company that immediately follows the grant of such waiver. No waiver has been granted to date. A copy of our "Standards of Ethical Conduct" is filed as Exhibit 11.1 to this Annual Report on Form 20-F.


ITEM 16 C.   PRINCIPAL ACCOUNTANT FEES AND SERVICES

     This Annual Report on Form 20-F relates to the Company's fiscal year ended July 31, 2003, which date is prior to the effective date for this item, as established in SEC Release 33-8183 (January 28, 2003).

ITEM 16 D.   EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

     None.


ITEM 16 E.   PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED
             PURCHASERS

     On October 15, 2002, the Company announced an open market share repurchase program under which it may repurchase, up to a maximum of 692,345 of its outstanding Class A common shares from October 23, 2002 to October 23, 2003. As at October 23, 2003, a total of 115,200 Class A common shares had been repurchased at an average price of US$1.03 per share.



-----------------------------------------------------------------------------------------------------------------------
                                                                                                 (d) Maximum Number (or
                                                                           (c) Total Number of     Approximate Dollar
                                                                            Shares (or Units)     Value) of Shares (or
                           (a) Total Number of   (b) Average Price Paid   Purchased as Part of   Units) that May Yet Be
                            Shares (Or Units)     per Share (or Units)     Publicly Announced      Purchased Under the
         Period                 Purchased               per month           Plans or Programs       Plans or Programs

October 2002                        1,000                   0.80              1,000                        n/a
-----------------------------------------------------------------------------------------------------------------------
November 2002                       9,700                   0.82              9,700                        n/a
-----------------------------------------------------------------------------------------------------------------------
March 2003                         34,400                   0.8027           34,400                        n/a
-----------------------------------------------------------------------------------------------------------------------
August 2003                        18,900                   1.1565           18,900                        n/a
-----------------------------------------------------------------------------------------------------------------------


-----------------------------------------------------------------------------------------------------------------------
                                                                                                 (d) Maximum Number (or
                                                                           (c) Total Number of     Approximate Dollar
                                                                            Shares (or Units)     Value) of Shares (or
                           (a) Total Number of   (b) Average Price Paid   Purchased as Part of   Units) that May Yet Be
                            Shares (Or Units)     per Share (or Units)     Publicly Announced      Purchased Under the
         Period                 Purchased               per month           Plans or Programs       Plans or Programs

September 2003                     27,900                   1.216            27,900                        n/a
-----------------------------------------------------------------------------------------------------------------------
October 2003                       23,300                   1.1425           23,300                        n/a
-----------------------------------------------------------------------------------------------------------------------


     On December 17, 2003, the Company announced a new share repurchase program under which it may repurchase up to a maximum of 654,710 of its outstanding Class A common shares from December 22, 2003 to December 22, 2004. As at January 23, 2004, a total of 16,000 Class A common shares had been repurchased at an average price of US$0.93 per share.

-----------------------------------------------------------------------------------------------------------------------
                                                                                                 (d) Maximum Number (or
                                                                           (c) Total Number of     Approximate Dollar
                                                                            Shares (or Units)     Value) of Shares (or
                           (a) Total Number of   (b) Average Price Paid   Purchased as Part of   Units) that May Yet Be
                            Shares (Or Units)     per Share (or Units)     Publicly Announced      Purchased Under the
         Period                 Purchased               per month           Plans or Programs       Plans or Programs
-----------------------------------------------------------------------------------------------------------------------
December 2002                      16,000                   0.9275           16,000                       n/a
-----------------------------------------------------------------------------------------------------------------------




                                    PART III


ITEM 17.  FINANCIAL STATEMENTS

     Not Applicable.


ITEM 18.  FINANCIAL STATEMENTS

     The Consolidated Financial Statements of the Company are included in this Annual Report on Form 20-F beginning on page 59.

                         CONSOLIDATED FINANCIAL STATEMENTS OF

                         SAND TECHNOLOGY INC.

                         JULY 31, 2003, 2002 AND 2001

Deloitte & Touche LLP
Assurance and Advisory Services
1 Place Ville-Marie
Suite 3000
Montreal QC H3B 4T9
Canada

Tel.: (514) 393-7115
Fax: (514) 390-4104
www.deloitte.ca



AUDITORS' REPORT


To the Shareholders of
Sand Technology Inc.


We have audited the consolidated balance sheets of Sand Technology Inc. as at July 31, 2003 and 2002 and the consolidated statements of operations, shareholders' equity and cash flows for each of the years in the three-year period ended July 31, 2003. These financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Corporation as at July 31, 2003 and 2002 and the results of its operations and its cash flows for each of the years in the three-year period ended July 31, 2003 in accordance with Canadian generally accepted accounting principles.


/s/ Deloitte & Touche LLP

Chartered Accountants

October 15, 2003

SAND TECHNOLOGY INC.
CONSOLIDATED BALANCE SHEETS
AS AT JULY 31, 2003 AND 2002
(IN CANADIAN DOLLARS)

-------------------------------------------------------------------------------------------------------------------
                                                                                    2003                 2002
-------------------------------------------------------------------------------------------------------------------
                                                                                      $                    $


ASSETS

Current assets
    Cash and cash equivalents                                                     20,344,426            5,958,011
    Accounts receivable                                                            2,340,868            6,316,918
    Balance of sale receivable (Note 2)                                              588,483                    -
    Inventories                                                                            -              205,290
    Prepaid expenses                                                                 203,331              565,546
    Loan receivable, bearing interest at 8%                                                -              100,000
-------------------------------------------------------------------------------------------------------------------
                                                                                  23,477,108           13,145,765

Capital assets (Note 3)                                                              548,719            2,336,603
Acquired technology (Note 4)                                                               -               45,430
-------------------------------------------------------------------------------------------------------------------
                                                                                  24,025,827           15,527,798
-------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------

LIABILITIES

Current liabilities
    Accounts payable and accrued liabilities                                       2,979,643            3,256,778
    Deferred revenue                                                               1,139,609            2,073,154
    Deferred credits                                                                 224,917              254,254
-------------------------------------------------------------------------------------------------------------------
                                                                                   4,344,169            5,584,186
-------------------------------------------------------------------------------------------------------------------

Commitments and contingencies (Note 8)

SHAREHOLDERS' EQUITY

    Common stock (Note 5)
        Authorized
           An unlimited number of Class "A" common shares,
               without par value
        Issued and outstanding
           13,164,327 common shares (13,209,427 in 2002)                          39,051,564           39,185,351
    Deficit                                                                      (19,369,906)         (29,241,739)
-------------------------------------------------------------------------------------------------------------------
                                                                                  19,681,658            9,943,612
-------------------------------------------------------------------------------------------------------------------
                                                                                  24,025,827           15,527,798
-------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------


              See notes to the consolidated financial statements.

SAND TECHNOLOGY INC.
CONSOLIDATED STATEMENTS OF OPERATIONS
YEARS ENDED JULY 31, 2003, 2002 AND 2001
(IN CANADIAN DOLLARS)

-------------------------------------------------------------------------------------------------------------------
                                                                2003                2002                 2001
-------------------------------------------------------------------------------------------------------------------
                                                                  $                   $                    $

REVENUE                                                      31,682,536           13,922,077           11,258,528
-------------------------------------------------------------------------------------------------------------------

Operating expenses
    Cost of sales and product support                        12,510,215            6,473,974            4,119,508
    Research and development, net (Note 6)                    3,310,709            4,887,581            3,923,671
    Amortization of capital assets and
        acquired technology                                   1,076,825            1,504,987            1,160,399
    Selling, general and administrative expenses             16,581,789           16,033,249           11,201,950
-------------------------------------------------------------------------------------------------------------------
Total operating expenses                                     33,479,538           28,899,791           20,405,528
-------------------------------------------------------------------------------------------------------------------

Operating loss                                               (1,797,002)         (14,977,714)          (9,147,000)
-------------------------------------------------------------------------------------------------------------------

Other income
    Interest income                                              14,939              165,713              624,324
    Gain on sale of subsidiary (Note 2)                      11,757,280                    -                    -
-------------------------------------------------------------------------------------------------------------------
                                                             11,772,219              165,713              624,324
-------------------------------------------------------------------------------------------------------------------

Income (loss) before income taxes                             9,975,217          (14,812,001)          (8,522,676)
-------------------------------------------------------------------------------------------------------------------

Income taxes (Note 7)
    Current                                                      13,136                    -                    -
    Future                                                      169,000                    -                    -
-------------------------------------------------------------------------------------------------------------------
                                                                182,136                    -                    -
-------------------------------------------------------------------------------------------------------------------
NET INCOME (LOSS)                                             9,793,081          (14,812,001)          (8,522,676)
-------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------

Basic and diluted earnings (loss) per share                        0.74                (1.12)               (0.71)
-------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------

Basic and diluted weighted average number
    of common shares outstanding                             13,189,124           13,186,194           12,079,359
-------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------

Approved by the Board of Directors

/S/ ARTHUR G. RITCHIE, DIRECTOR                /S/ DOUGLAS S. PRYDE, DIRECTOR

              See notes to the consolidated financial statements.

SAND TECHNOLOGY INC.
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
YEARS ENDED JULY 31, 2003, 2002
AND 2001
(IN CANADIAN DOLLARS)

-------------------------------------------------------------------------------------------------------------------
                                                                      Common Stock
                                       Exchange              -------------------------------
                                         rate                   Shares              Amount               Deficit
-------------------------------------------------------------------------------------------------------------------
                                          US$                                          $                     $

BALANCE, JULY 31, 2000                   0.68                 9,627,145           12,455,748            (5,907,062)

Net loss                                    -                         -                    -            (8,522,676)

Exercise of stock options                0.66                    40,000               77,608                     -

Common share equity line                 0.66                   586,282            2,264,483                     -

Private placement                        0.66                 2,900,000           24,327,273                     -
-------------------------------------------------------------------------------------------------------------------
BALANCE, JULY 31, 2001                   0.65                13,153,427           39,125,112           (14,429,738)

Net loss                                                              -                    -           (14,812,001)

Exercise of stock options                0.64                    56,000               60,239                     -
-------------------------------------------------------------------------------------------------------------------
BALANCE, JULY 31, 2002                   0.63                13,209,427           39,185,351           (29,241,739)

Net income                                  -                         -                    -             9,793,081

Share repurchase                         0.67                   (45,100)            (133,787)               78,752
-------------------------------------------------------------------------------------------------------------------
BALANCE, JULY 31, 2003                   0.71                13,164,327           39,051,564           (19,369,906)
-------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------


              See notes to the consolidated financial statements.

SAND TECHNOLOGY INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
YEARS ENDED JULY 31, 2003, 2002 AND 2001
(IN CANADIAN DOLLARS)

-------------------------------------------------------------------------------------------------------------------
                                                                2003                2002                 2001
-------------------------------------------------------------------------------------------------------------------
                                                                  $                   $                    $
OPERATING ACTIVITIES
    Net income (loss)                                         9,793,081          (14,812,001)          (8,522,676)
    Items not affecting cash
        Amortization of capital assets and
           acquired technology                                1,076,825            1,504,987            1,160,399
        Gain on sale of subsidiary                          (11,757,280)                   -                    -
        Provision for loan receivable                           100,000                    -                    -
        Future income taxes                                     169,000                    -                    -

    Changes in non-cash operating
        working capital items
           Accounts receivable                               (4,509,208)           2,098,952           (4,064,082)
           Inventories                                         (228,341)            (160,507)              (1,683)
           Prepaid expenses                                    (926,014)            (174,058)            (276,945)
           Accounts payable and accrued liabilities           4,977,197             (144,872)           1,778,911
           Deferred revenue                                     695,600              237,894            1,453,224
-------------------------------------------------------------------------------------------------------------------
                                                               (609,140)         (11,449,605)          (8,472,852)
-------------------------------------------------------------------------------------------------------------------

INVESTING ACTIVITIES
    Purchase of acquired technology                                   -               (9,278)                   -
    Purchase of capital assets                               (1,995,167)          (1,386,306)          (1,577,617)
    Proceeds from sale of subsidiary, net of cash
        and cash equivalents disposed                        17,663,577                    -                    -
-------------------------------------------------------------------------------------------------------------------
                                                             15,668,410           (1,395,584)          (1,577,617)
-------------------------------------------------------------------------------------------------------------------

FINANCING ACTIVITIES
    Issuance of common shares                                         -               60,239           26,669,364
    Repurchase of common shares                                 (55,035)                   -                    -
    Balance of sale receivable                                 (588,483)                   -                    -
    Deferred credits                                            (29,337)             254,254                    -
    Repayment of balance of purchase price                            -                    -             (517,300)
-------------------------------------------------------------------------------------------------------------------
                                                               (672,855)             314,493           26,152,064
-------------------------------------------------------------------------------------------------------------------

(Increase) decrease in cash and cash equivalents             14,386,415          (12,530,696)          16,101,595
Cash and cash equivalents, beginning of year                  5,958,011           18,488,707            2,387,112
-------------------------------------------------------------------------------------------------------------------
CASH AND CASH EQUIVALENTS, END OF YEAR                       20,344,426            5,958,011           18,488,707
-------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------

There was a nominal amount of interest paid and no income taxes paid during the three-year period ended July 31, 2003.

Non-cash operating and investing activities
    Transaction costs incurred from sale of
        subsidiary                                            1,462,768                    -                    -


              See notes to the consolidated financial statements.

SAND TECHNOLOGY INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED JULY 31, 2003, 2002 AND 2001
(IN CANADIAN DOLLARS)
-------------------------------------------------------------------------------

The Corporation is involved in the design, development, marketing and support of software products and services that enable users to retrieve usable business information from large amounts of data. The software products, collectively known as the SAND Analytic Server, are designed to provide an efficient and cost-effective way for business users to make fast easy inquiries of large databases without the intervention of specialist Information Technology professionals. The Corporation is considered to have only one reportable business segment.

1.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     USE OF ESTIMATES

     These financial statements have been prepared in accordance with Canadian generally accepted accounting principles which require management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

     BASIS OF CONSOLIDATION

     The consolidated financial statements include the accounts of the Corporation and its wholly-owned subsidiaries. All significant intercompany transactions and balances have been eliminated.

     REVENUE RECOGNITION

     The Corporation generates revenues principally through two sources: software licences and services. Software licence revenues are normally generated from licencing the perpetual use of the Corporation's software products. Service revenues are generated from sales of maintenance, implementation, consulting and training services performed for customers that licence the Corporation's products.

     Revenue from the sale of software licence agreements are recognized upon delivery of software if persuasive evidence of an arrangement exists, collection is probable, the fee is fixed or determinable and vendor-specific evidence of an arrangement exists to allocate the total fee to the different elements of an arrangement. Vendor-specific objective evidence is typically based on the price charged when an element is sold separately, or, in the case of an element not yet sold separately, the price established by management, if it is probable that the price, once established, will not change before market introduction.

     In circumstances where the implementation services are essential to the functionality of the software or where the software requires significant customization, the Corporation recognizes software licence revenue using the percentage-of-completion method over the implementation period. The percentage-of-completion is measured by the percentage of implementation hours incurred to date to estimated implementation hours. Past experience has shown expended hours to be the best measure of progress.

     Revenues from maintenance services for licences previously sold and implemented are recognized ratably over the terms of the contract.

     Revenues from consulting and training services, not considered as part of the implementation of software licences, are recognized as the services are provided.

     Amounts received in advance of the delivery of products or performance of services are classified as deferred revenue.

SAND TECHNOLOGY INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED JULY 31, 2003, 2002 AND 2001
(IN CANADIAN DOLLARS)
-------------------------------------------------------------------------------

1.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

     CASH AND CASH EQUIVALENTS

     Cash and cash equivalents include unrestricted cash and highly liquid investments with a maturity of three months or less at the date of acquisition.

     INVENTORIES

     Inventories include finished products which are valued at the lower of average cost and net realizable value.

     CAPITAL ASSETS

     Capital assets are recorded at cost and are amortized over their estimated useful lives using the straight-line method for the following periods:

           Furniture and equipment                          5 years
           Computer equipment                               3 years
           Leasehold improvements               over the lease term

     ACQUIRED TECHNOLOGY

     The Corporation records its acquired technology at cost and amortizes such assets over their estimated useful lives using the straight-line method at an annual rate of 20%.

     RESEARCH AND DEVELOPMENT COSTS

     Research costs are charged to operations in the period in which they are incurred. Development costs are expensed as incurred unless a project meets the criteria under Canadian generally accepted accounting principles for deferral and amortization. The Corporation has not deferred any such development costs to date. Related tax credits are recorded as a reduction of research and development expenses.

     INCOME TAXES

     Income taxes are accounted for using the liability method of tax allocation. Future income tax assets and liabilities are determined based on deductible or taxable temporary differences between the financial statement values and tax values of assets and liabilities, using enacted income tax rates expected to be in effect for the year in which the differences are expected to reverse.

SAND TECHNOLOGY INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED JULY 31, 2003, 2002 AND 2001
(IN CANADIAN DOLLARS)
-------------------------------------------------------------------------------

1.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

     STOCK-BASED COMPENSATION AND OTHER STOCK-BASED PAYMENTS

     Effective August 1, 2002, the Corporation adopted CICA Handbook Section 3870 "Stock-based Compensation and Other Stock-based Payments", which establishes standards for the recognition, measurement and disclosure of stock-based compensation and other stock-based payments made in exchange for goods and services. These recommendations set out a fair value based method of accounting that is required for certain, but not all, stock-based transactions.

     The new Section allows the Corporation to continue its existing policy of no compensation cost recorded on the grant of stock options to employees. Consideration paid by employees on the exercise of stock options is recorded as share capital.

     The new Section, however, does require additional disclosures for options granted to employees, including disclosure of pro forma earnings and pro forma earnings per share as if the fair value based accounting method had been used to account for employee stock options. The required pro forma disclosure is found in Note 5.

     DEFERRED CREDITS

     Deferred credits include deferred lease inducements which are amortized on a straight-line basis over the term of the lease.

     DISPOSAL OF LONG-LIVED ASSETS AND DISCONTINUED OPERATIONS

     The Corporation early adopted the recommendations of Handbook Section 3475, "Disposal of Long-lived Assets and Discontinued Operations." This Section provides guidance on the recognition measurement, presentation and disclosure of long-lived assets to be disposed of. It replaces the disposal provisions of Property, Plant and Equipment, Section 3061, as well as Discontinued Operations, Section 3475. The Section:

     o    Provides criteria for classifying assets as held for sale;

     o Requires an asset classified as held for sale to be measured at fair value less cost to sell;

     o Provides criteria for classifying a disposal as a discontinued operation; and

     o Specifies presentation and disclosure for discontinued operations and other disposals of long-lived assets.

     The adoption of this new Section did not have a material impact on the consolidated financial statements.

SAND TECHNOLOGY INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED JULY 31, 2003, 2002 AND 2001
(IN CANADIAN DOLLARS)
-------------------------------------------------------------------------------

1.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

     FOREIGN EXCHANGE TRANSLATION

     Revenue and expenses denominated in foreign currencies are translated into Canadian dollars at rates prevailing on the transaction dates. Monetary assets and liabilities are translated at rates in effect at the balance sheet date. Non-monetary assets and liabilities are translated at historical exchange rates.

     The accounts of the subsidiaries included in the consolidated financial statements are translated into Canadian dollars using the temporal method. Under this method, monetary items are translated at exchange rates in effect at the balance sheet dates; non-monetary items are translated at historical exchange rates. Revenue and expenses are translated at average exchange rates for the year, with the exception of amortization of assets which is translated at the same historical exchange rates as the related assets. Translation losses and gains are included in operations.

     EARNINGS PER SHARE

     Per share computations are based on the weighted average number of shares outstanding during the year. The dilutive effect of options is determined using the treasury stock method.

     FUTURE ACCOUNTING CHANGES

     The CICA has issued the following new Handbook Sections:

     a) Handbook Section 3063, "Impairment of Long-lived Assets": effective for years beginning on or after April 1, 2003, this Section provides guidance on the recognition, measurement and disclosure of the impairment of long-lived assets. It replaces the write-down provisions in Section 3061 "Property, Plant and Equipment." The provisions of the Section require an impairment loss for a long-lived asset to be held and used to be recognized when its carrying amount exceeds the sum of the undiscounted cash flows expected from its use and eventual disposition. Impairment loss is measured as the amount by which its carrying amount exceeds its fair value.

          The Corporation does not believe that the adoption of this new Section will have a material impact on its consolidated financial statements.

     b)   Guarantees

          The CICA recently issued accounting Guideline 14 "Disclosure of Guarantees." The new accounting guideline requires a guarantor to disclose significant information about guarantees it has provided and is effective for fiscal years beginning on or after January 1, 2003. The Corporation is currently assessing whether additional disclosures will be necessary with respect to this new accounting guideline.

SAND TECHNOLOGY INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED JULY 31, 2003, 2002 AND 2001
(IN CANADIAN DOLLARS)
-------------------------------------------------------------------------------

2.   SALE OF SUBSIDIARY

     On July 31, 2003, the Corporation sold its wholly-owned subsidiary, ClarityBlue Limited (previously named Sand Technology (U.K.) Ltd.) ("CBL") for total proceeds of $19,893,485 ((pound)8,841,548), to a group of investors, who included members of senior management, resulting in a gain on disposal in the amount of $11,757,280 ((pound)5,225,458) as follows:

                                                                          $
     Proceeds:
      Cash consideration received at closing                       19,305,002
      Balance of sale receivable, non-interest bearing                588,483
     --------------------------------------------------------------------------
                                                                   19,893,485

     Less estimated transactions costs                              1,462,768
     --------------------------------------------------------------------------
     Net proceeds                                                  18,430,717

     Net assets disposed                                            6,673,437
     --------------------------------------------------------------------------
     Gain on disposal                                              11,757,280
     --------------------------------------------------------------------------
     --------------------------------------------------------------------------

     Net assets disposed:
     Assets
      Cash and cash equivalents                                     2,229,908
      Accounts receivable                                           8,485,258
      Inventory                                                       433,631
      Prepaid expenses                                              1,288,229
      Capital assets                                                2,751,656
     --------------------------------------------------------------------------
                                                                   15,188,682
     --------------------------------------------------------------------------

     Liabilities
      Accounts payable and accrued liabilities                      6,717,100
      Deferred revenue                                              1,629,145
      Future income tax liabilities                                   169,000
     --------------------------------------------------------------------------
                                                                    8,515,245
     --------------------------------------------------------------------------
                                                                    6,673,437
     --------------------------------------------------------------------------
     --------------------------------------------------------------------------

     The proceeds recorded represents management's best estimate of the amount to be received, which include provisions for potential adjustment to the total sale consideration. The Corporation has provided warranties for claims against CBL for conditions existing prior to the sale. The warranties for tax matters expire in calendar 2010 and calendar 2005 for other warranties. An estimated provision related to those warranties has been provided for in the calculation of the gain.

SAND TECHNOLOGY INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED JULY 31, 2003, 2002 AND 2001
(IN CANADIAN DOLLARS)
-------------------------------------------------------------------------------

3.   CAPITAL ASSETS

                                                                                   2003
                                                           ---------------------------------------------------
                                                                               Accumulated           Net book
                                                             Cost              Amortization             Value
                                                           ---------           ------------          ---------
                                                               $                     $                    $

     Furniture and equipment                                 347,700              285,733               61,967
     Computer equipment                                      419,154              149,913              269,241
     Leasehold improvements                                  287,610               70,099              217,511
     -----------------------------------------------------------------------------------------------------------
                                                           1,054,464              505,745              548,719
     -----------------------------------------------------------------------------------------------------------
     -----------------------------------------------------------------------------------------------------------

                                                                                   2002
                                                           ---------------------------------------------------
                                                                               Accumulated           Net book
                                                             Cost              Amortization             Value
                                                           ---------           ------------          ---------
                                                               $                     $                    $

     Furniture and equipment                                 790,170              281,606              508,564
     Computer equipment                                    1,290,570              273,437            1,017,133
     Leasehold improvements                                  957,670              146,764              810,906
     -----------------------------------------------------------------------------------------------------------
                                                           3,038,410              701,807            2,336,603
     -----------------------------------------------------------------------------------------------------------
     -----------------------------------------------------------------------------------------------------------


4.       ACQUIRED TECHNOLOGY

                                                                                   2003
                                                           ---------------------------------------------------
                                                                               Accumulated           Net book
                                                             Cost              Amortization             Value
                                                           ---------           ------------          ---------
                                                               $                     $                    $
     Product source codes                                  3,002,317             3,002,317                   -
     -----------------------------------------------------------------------------------------------------------
     -----------------------------------------------------------------------------------------------------------

                                                                                   2002
                                                           ---------------------------------------------------
                                                                               Accumulated           Net book
                                                             Cost              Amortization             Value
                                                           ---------           ------------          ---------
                                                               $                     $                    $
     Product source codes                                  3,002,317             2,956,887              45,430
     -----------------------------------------------------------------------------------------------------------
     -----------------------------------------------------------------------------------------------------------

SAND TECHNOLOGY INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED JULY 31, 2003, 2002 AND 2001
(IN CANADIAN DOLLARS)
-------------------------------------------------------------------------------

5.   COMMON STOCK

     AUTHORIZED

     Unlimited number of Class "A" common shares without par value.

     2003 transactions

     On October 15, 2002, the Corporation announced that its Board of Directors authorized a share repurchase program under which it may repurchase up to a maximum of 692,345 of its outstanding Class "A" common shares from October 23, 2002 to October 23, 2003. During the year, the Corporation repurchased 45,100 Class "A" common shares for $55,035 under this program.

     2002 transactions

     56,000 Class "A" common shares were issued pursuant to the 1996 Stock Option Plan for proceeds of $60,239.

     2001 transactions

     586,282 Class "A" common shares were issued through its common share equity line for net cash proceeds of $2,264,483.

     40,000 Class "A" common shares were issued under the 1996 Stock Incentive Plan for proceeds of $77,608.

     In November 2000, the Corporation completed a private placement involving the issuance of 2,900,000 Class "A" common shares for net cash proceeds of $24,327,273. Under the terms of the agreement, the shares were sold for a purchase price of US$6.00 per share. The Corporation also issued 312,000 warrants which were exercisable from time to time during the period beginning November 22, 2000 and ending on November 22, 2002 at an exercise price of US$6.00 per share. To date none of the warrants have been exercised.

     STOCK OPTION PLANS

     The Corporation has two stock option plans. Under the 1996 Stock Incentive Plan, the Corporation may grant options to its regular full-time employees and those of its subsidiaries up to a maximum of 1,100,000 common shares. Under the 1996 Stock Option Plan, the Corporation may grant options to its regular full-time employees and non-employee directors and those of its subsidiaries up to a maximum of 900,000 common shares. Under both plans, the exercise price of each option is not less than the market price of the Corporation's shares on the Nasdaq National Market System on the day prior to the date of grant, options vest equally over a five-year period and the options' maximum term is 10 years.

SAND TECHNOLOGY INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED JULY 31, 2003, 2002 AND 2001
(IN CANADIAN DOLLARS)
-------------------------------------------------------------------------------

5.   COMMON STOCK (CONTINUED)

     Activity in the stock option plans for fiscal 2003, 2002 and 2001 was as follows:

                                                2003                        2002                       2001
                                     ------------------------     ------------------------     --------------------
                                                    WEIGHTED                     Weighted                 Weighted
                                                     AVERAGE                      average                  average
                                        OPTIONS     EXERCISE        Options      exercise      Options    exercise
                                        (000S)        PRICE         (000s)         price       (000s)      price
     --------------------------------------------------------------------------------------------------------------
                                        NUMBER         $US          Number         $US          Number      $US

        Outstanding,
          Beginning of year                849        3.52            1,389        4.53             958      4.15
          Granted                          571        1.28              333        3.20             515      5.02
          Exercised                          -        -                  56        0.67              40      1.27
          Forfeited                        173        4.08              817        5.30              44      5.06
     --------------------------------------------------------------------------------------------------------------

        Outstanding,
           end of year                   1,247        2.41              849        3.52           1,389      4.53
     --------------------------------------------------------------------------------------------------------------
     --------------------------------------------------------------------------------------------------------------

        Options exercisable
           at year end                     411        3.09              324        2.84             247      4.15
     --------------------------------------------------------------------------------------------------------------
     --------------------------------------------------------------------------------------------------------------

     The following table summarizes significant ranges of outstanding options held by directors, officers, and employees as of July 31, 2003:

                                                          Options outstanding                  Options exercisable
                                               ----------------------------------------      -----------------------
                                                             Weighted         Weighted                     Weighted
                                                             average          average                      average
                                               Options      remaining         exercise        Options     exercise
        Range of exercise prices ($US)         (000s)         life              price         (000s)        price
     --------------------------------------------------------------------------------------------------------------
                                               Number         Years             US$            Number        US$

        (less than)1.00                             160           2.97           0.69             160          0.69
        1.00 to 1.99                                644           9.26           1.04              24          1.23
        3.00 to 3.99                                 20           2.97           3.38              20          3.38
        4.00 to 4.99                                 48           4.45           4.40              48          4.40
        5.00 to 5.99                                342           7.60           5.08             136          5.17
        6.00 to 6.99                                 29           6.03           6.37              20          6.37
        7.00 to 7.99                                  4           5.34           7.00               3          7.00
     --------------------------------------------------------------------------------------------------------------
                                                  1,247           7.62           2.41             411          3.09
     --------------------------------------------------------------------------------------------------------------
     --------------------------------------------------------------------------------------------------------------

SAND TECHNOLOGY INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED JULY 31, 2003, 2002 AND 2001
(IN CANADIAN DOLLARS)
-------------------------------------------------------------------------------

5.   COMMON STOCK (CONTINUED)

     STOCK-BASED COMPENSATION

     For stock options granted to employees during 2003, had the Corporation determined compensation cost based on the fair values of the stock options at grant dates, consistent with the method recommended under CICA Handbook
     Section 3870, the Corporation's earnings would have been reported at the pro forma amounts indicated below:

                                                                                                         $

     Net income, as reported                                                                         9,793,081
     Fair value of stock-based compensation                                                            104,763
     -----------------------------------------------------------------------------------------------------------
     Pro forma net income                                                                            9,688,318
     -----------------------------------------------------------------------------------------------------------
     -----------------------------------------------------------------------------------------------------------
     Pro forma basic and diluted earnings per share                                                       0.73
     -----------------------------------------------------------------------------------------------------------
     -----------------------------------------------------------------------------------------------------------


6.   RESEARCH AND DEVELOPMENT

     Investment tax credits netted against research and development expenses amounted to $747,426 ($612,519 and $865,676 in 2002 and 2001,
     respectively).

7.   INCOME TAXES

     The reconciliation of income taxes at Canadian statutory rates with the reported income taxes is as follows:

                                                                                   2003               2002
                                                                              ----------------------------------
                                                                                     $                  $

     Income taxes (recovery) at Canadian statutory rates                         3,216,000          (4,740,000)
     Non-taxable amounts                                                          (628,000)                  -
     Utilization of losses carried forward                                      (2,979,864)                  -
     Non-recording of benefit from losses carried forward                          574,000           4,740,000
     -----------------------------------------------------------------------------------------------------------
     Total income tax expense                                                      182,136                   -
     -----------------------------------------------------------------------------------------------------------
     -----------------------------------------------------------------------------------------------------------

SAND TECHNOLOGY INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED JULY 31, 2003, 2002 AND 2001
(IN CANADIAN DOLLARS)
-------------------------------------------------------------------------------

7.   INCOME TAXES (CONTINUED)

     The significant components of the Corporation's future income tax assets and liabilities are as follows:

                                                                              2003               2002
                                                                         ----------------------------------
                                                                                $                  $

Future tax assets
   Losses carried forward                                                   8,100,000          10,200,000
   Capital assets                                                             210,000             214,000
   Research and development                                                 1,300,000             736,000
-----------------------------------------------------------------------------------------------------------
                                                                            9,610,000          11,150,000

Future tax liabilities
   Investment tax credits                                                     236,000             192,000
-----------------------------------------------------------------------------------------------------------
Net future income taxes                                                     9,374,000          10,958,000

Less: valuation allowance                                                  (9,374,000)        (10,958,000)
-----------------------------------------------------------------------------------------------------------
Net future income taxes                                                             -                   -
-----------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------

     The Corporation has losses carried forward to reduce future taxable income for US and German tax purposes of approximately $21,000,000 and $3,300,000, respectively, expiring at various dates to 2018. In addition, the Corporation has research and development expenditures carried forward of approximately $4,100,000 which can be used to reduce taxable income, at any time in the future and investment tax credits of approximately $1,800,000 which can be applied against future federal income taxes payable, expiring at various dates to 2012. The benefits of these items have not been recognized in the financial statements.


8.   COMMITMENTS AND CONTINGENCIES

     The Corporation is committed under operating leases for a total amount of approximately $1,485,000. The minimum payments due in each of the following years are as follows:

                                                      $

                    2004                           320,000
                    2005                           321,000
                    2006                           323,000
                    2007                           277,000
                    2008                           244,000

SAND TECHNOLOGY INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED JULY 31, 2003, 2002 AND 2001
(IN CANADIAN DOLLARS)
-------------------------------------------------------------------------------

9.   SEGMENTED INFORMATION

     The Corporation is considered to have only one business segment.

     The Corporation has two geographic reportable segments. Both the North American and European segments distribute a full range of Nucleus Exploration series products, including the Nucleus Exploration Mart/Warehouse and the Nucleus Prototype Mart/Warehouse. The accounting policies of the segments are the same as described in the summary of significant accounting policies. The Corporation evaluates segment performance based on income before taxes. Sales for each segment are based on the location of the third party customer. All intercompany transactions between segments have been eliminated.

                                             NORTH AMERICA             EUROPE
                                             -------------             ------

     2003
     Revenue                                    3,423,142           28,259,394
     Income before taxes                        7,670,884            2,122,197
     Identifiable assets                       19,596,545            4,429,282

     2002
     Revenue                                    4,417,697            9,504,380
     Loss before taxes                        (10,927,783)          (3,884,218)
     Identifiable assets                        5,797,886            9,729,912

     2001
     Revenue                                    3,313,856            7,944,672
     Income (loss) before taxes                (8,930,339)             407,663
     Identifiable assets                       21,869,267            8,063,017

SAND TECHNOLOGY INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED JULY 31, 2003, 2002 AND 2001
(IN CANADIAN DOLLARS)
-------------------------------------------------------------------------------

10.  FINANCIAL INSTRUMENTS

     FAIR VALUE OF FINANCIAL INSTRUMENTS

     The carrying amount of the Corporation's financial assets and liabilities included in the current and non-current assets and current and non-current liabilities approximate their fair values at July 31, 2003.

     CREDIT RISK

     The Corporation's exposure to credit risk as of July 31, 2003, is equal to the carrying amount of its financial assets.

     CONCENTRATION OF CREDIT RISK

     Credit risk concentration with respect to trade receivables is limited due to the Corporation's large client base.

     CURRENCY RISK

     The Corporation operates internationally and is exposed to market risk principally from changes in foreign currency rates. The Corporation does not hold any financial instruments that mitigate this risk.


11.  SIGNIFICANT CUSTOMERS

     For the year ended July 31, 2003, the Corporation generated approximately 26% of its revenues from two customers. There were no significant customers for each of the years ended July 31, 2002 and 2001.


12.  COMPARATIVE FIGURES

     Certain figures for prior years have been reclassified in order to conform to the presentation adopted in the current year.

SAND TECHNOLOGY INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED JULY 31, 2003, 2002 AND 2001
(IN CANADIAN DOLLARS)
-------------------------------------------------------------------------------

13.  RECONCILIATION OF CANADIAN AND UNITED STATES
     GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

     The Corporation does not have material differences between Canadian and United States generally accepted accounting principles.

     The following items present other supplementary disclosures required under United States generally accepted accounting principles.

     COMPREHENSIVE INCOME

     The Corporation has adopted SFAS 130, "Reporting Comprehensive Income". There are no material differences between the Corporation's net loss as reported and its comprehensive income as defined by SFAS 130. Accordingly, a separate Statement of comprehensive income has not been presented.

     STOCK-BASED COMPENSATION

     The Corporation accounts for its stock compensation using the intrinsic value method prescribed by the Accounting Principles Board Opinion No.25, Accounting for Stock Issued to Employees. U.S. GAAP requires companies that follow this method to make pro forma disclosures of net income and earnings per share, as if the fair value based methodology prescribed by FAS No.123, Accounting for Stock Based Compensation, had been applied for the periods presented.

     The following table presents net earnings and earnings per share in accordance with U.S. GAAP on a pro forma basis giving effect to the pro forma compensation expense relating to stock options granted to employees, in accordance with FAS 123.

                                                       July 31, 2003         July 31, 2002        July 31, 2001
                                                       -------------         -------------        -------------
                                                             $                     $                    $

     Net income (loss), as reported                        9,793,081          (14,812,001)          (8,522,676)
     Pro forma compensation benefit (expense)               (482,038)             301,420             (875,375)
     -----------------------------------------------------------------------------------------------------------
     Pro forma net income (loss)                           9,311,043          (14,510,581)          (9,398,051)
     -----------------------------------------------------------------------------------------------------------
     -----------------------------------------------------------------------------------------------------------

     Pro forma basic earnings (loss) per share                  0.71                (1.10)              (0.778)
     -----------------------------------------------------------------------------------------------------------
     -----------------------------------------------------------------------------------------------------------

SAND TECHNOLOGY INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED JULY 31, 2003, 2002 AND 2001
(IN CANADIAN DOLLARS)
-------------------------------------------------------------------------------

13.  RECONCILIATION OF CANADIAN AND UNITED STATES
     GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (CONTINUED)

     STOCK-BASED COMPENSATION (CONTINUED)

     The Corporation recognized compensation benefit of $301,420 in 2002 which resulted from the reversal of previously recorded stock compensation expense on the forfeiture of unexercised options. The benefit is reconciled as follows: (1) stock compensation expense $597,381 in 2002 for employee based stock option plans in accordance with FAS 123 and (2) reversal of previously recorded stock compensation expense on the forfeiture of unexercised option of $898,801 in 2002.

     FAS 123 requires that pro forma compensation expense be recognized over the vesting period based on the fair value of options granted to employees. The pro forma compensation expense presented above has been estimated using the Black Scholes option pricing model. In order to perform the calculation, the following weighted average assumptions were used for fiscal years 2003, 2002 and 2001.

                                                       July 31, 2003         July 31, 2002        July 31, 2001
                                                       -------------         -------------        -------------
                                                             $                     $                    $

     Risk-free interest rate                                4.80%                 4.75%                4.93%
     Dividend yield                                            -%                    -%                   -%
     Volatility factor of the expected market
        price of the Corporation's common stock               87%                   89%                  81%
     Term to maturity                                     7 YEARS               7 years              7 years


     RECENT PRONOUNCEMENTS

     In May 2003, the FASB issued the Statement of Financial Accounting Standard No. 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity" ("FAS 150"). This statement establishes standards for how an issuer classifies and measures in its balance sheet certain financial instruments with characteristics of both liabilities and equity. In accordance with the standard, financial instruments that embody obligations for the issuer are required to be classified as liabilities. This statement shall be effective for financial instruments entered into or modified after May 31, 2003, and otherwise be effective at the beginning of the first period commencing after June 15, 2003. The adoption of SFAS 150 did not have an impact on the Corporation's business, results of operations or financial condition.

SAND TECHNOLOGY INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED JULY 31, 2003, 2002 AND 2001
(IN CANADIAN DOLLARS)
-------------------------------------------------------------------------------

13.  RECONCILIATION OF CANADIAN AND UNITED STATES
     GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (CONTINUED)

     RECENT PRONOUNCEMENTS

     In January 2003, the FASB issued Interpretation ("FIN") No. 46 "Consolidation of Variable Interest Entities." FIN 46 clarifies the application of Accounting Research Bulletin No. 51 - Consolidated Financial Statements to those entities defined as "Variable Interest Entities" (more commonly referred to as special purpose entities) in which equity investors do not have the characteristics of a "controlling financial interest" or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. FIN 46 applies immediately to all Variable Interest Entities created after January 31, 2003, and by the beginning of the first interim or annual reporting period commencing after June 15, 2003 for Variable Interest Entities created prior to February 1, 2003. The adoption of FIN 46 did not have an impact on the Corporation's business, results of operations or financial condition.

     In December 2002, the FASB issued SFAS 148 "Accounting for Stock-Based Compensation - Transition and Disclosure," an amendment of FASB Statement No. 123 which amended the transitional provisions of SFAS 123 for entities choosing to recognize stock-based compensation under the fair value based method of SFAS 123, rather than electing to continue to follow the intrinsic value method of APB 25. Under SFAS 148, the Corporation may adopt the recommendations of SFAS 123 either (1) prospectively to awards granted or modified after the beginning of the year of adoption, (2) retroactively with restatement for awards granted or modified since January 1, 1995, or
     (3) prospectively to awards granted or modified since January 1, 1995. SFAS 148 is effective for years ending after December 15, 2002. The Corporation did not adopt the fair value based method under SFAS 123.

     In June 2002, the FASB issued SFAS No. 146 "Accounting for Costs Associated with Exit or Disposal Activities," which is effective for exit or disposal activities initiated after December 31, 2002. SFAS 146 supercedes Emerging Issues Task Force ("EITF") Issue No. 94-3 "Liabilities Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs incurred in Restructuring)" ("EITF 94-3"). SFAS 143 requires that costs associated with an exit or disposal activity be recognized when the liability is incurred, whereas EITF 94-3 required recognition of a liability when an entity committed to an exit plan. Therefore, the effect of SFAS 146 will be to change the timing of recognition of certain liabilities and no material valuation differences are expected. Plans initiated before December 31, 2002 continue to be accounted for under EITF 94-3. The adoption of SFAS 146 did not have an impact on the Corporation's business, results of operations or financial condition.

ITEM 19.     EXHIBITS

EXHIBITS
--------
  1.1*            Articles of Incorporation, as amended on December 20, 1996 and December 31, 1996

  1.2**           Amendment to Articles of Incorporation dated January 1, 2000.

  1.3*******      By-Laws approved, confirmed and ratified by the shareholders on December 17, 2002

  4.1***          Sand Technology Systems International Inc. 1996 Stock Option Plan

  4.2****         Sand Technology Systems International Inc. 1998 Stock Option Plan

  4.3**           Common Share Purchase Agreement dated May 26, 2000 between Registrant and
                  Sundowner Investments Limited

  4.4**           Registration Rights Agreement dated May 26, 2000 between Registrant and Sundowner
                  Investments Limited

  4.5**           Common Shares and Warrants Purchase Agreement dated May 24, 2000 between the
                  Registrant and AMRO International, S.A.

  4.6**           Amendment to Common Share Purchase Agreement dated June 26, 2000 between the
                  Registrant and Sundowner Investments Limited

  4.7*****        Agreement dated July 31, 2000 between the Registrant and Nucleus International
                  Corporation

  4.8******       Heads of Agreement dated November 6, 2000 between the Registrant, Ladenburg
                  Thalmann & Co. Inc., Sundowner Investments Limited and AMRO International S.A.

  4.9******       Purchase Agreement dated November 22, 2000 with Sprott Securities Inc.

  4.10******      Escrow Agreement dated November 22, 2000 among the Registrant, Sprott Securities and Aird & Berlis

  4.11******      Escrow Agreement dated November 28, 2000 among the Registrant, Sprott Securities and Aird & Berlis

  4.12            Purchase and Sale Agreement dated July 31, 2003 between Sand Technology Inc. and
                  ClarityBlue Holdings Limited

  4.13            Shareholder Rights Plan Agreement between Sand Technology Inc. and CIBC Mellon dated November 17, 2003

  6.1             Statement detailing computation of per share earnings

  8.1             Subsidiaries

  11.1            Standards of Ethical Conduct

  12.1            Certification of Chief Executive Officer Pursuant to Section 302 of the
                  Sarbanes-Oxley Act of 2002

  12.2            Certification of Chief Financial Officer Pursuant to Section 302 of the
                  Sarbanes-Oxley Act of 2002

  13.1            Certification of Periodic Financial Report Pursuant to Section 906 of the
                  Sarbanes-Oxley Act of 2002, U.S.C. Section 1350

  13.2            Certification of Periodic Financial Report Pursuant to Section 906 of the
                  Sarbanes-Oxley Act of 2002, U.S.C. Section 1350

  14.1            Consent of Deloitte & Touche

  14.2            Audit Committee Charter

  14.3            Board of Directors Charter

---------------------

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

*** Incorporated by reference from the Registrant's Form S-8 Registration Statement (333- 7462).

**** Incorporated by reference from the Registrant's Form S-8 Registration
     Statement (333- 8538).

***** Incorporated by reference from the Registrant's Form 20-F Annual Report for the fiscal year ending July 31, 2000.

****** Incorporated by reference from the Registrant's Form F-3 Registration Statement (333- 51014).

******* Incorporated by reference from the Registrant's Form 20-F Annual Report for the fiscal year ending July 31, 2002.

                                   SIGNATURES


The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on Form 20-F on its behalf.



                                            SAND TECHNOLOGY INC.





                                            /s/   Arthur G. Ritchie
                                            ------------------------------
January 28, 2004                            Arthur G. Ritchie
                                            Chairman of the Board,
                                            President and Chief Executive
                                            Officer