Form 20-F
period 2004-07-31
SAND TECHNOLOGY INC
filed 2005-01-28
CIK 753050

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

For the fiscal year ended July 31, 2004

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

                       CLASS A COMMON SHARES - 12,997,551

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

                   Yes   X                              No
                      -------

Indicate by check mark which financial statement item the registrant has elected to follow.
                   Item 17                                       Item 18   X
                           -------                                       -----

                                TABLE OF CONTENTS

PART I............................................................................................................3
         ITEM 1.          IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS...................................3
         ITEM 2.          OFFER STATISTICS AND EXPECTED TIMETABLE.................................................3
         ITEM 3.          KEY INFORMATION.........................................................................3
         ITEM 4.          INFORMATION ON THE COMPANY.............................................................15
         ITEM 5.          OPERATING AND FINANCIAL REVIEW AND PROSPECTS...........................................22
         ITEM 6.          DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES.............................................31
         ITEM 7.          MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS......................................41
         ITEM 8.          FINANCIAL INFORMATION..................................................................42
         ITEM 9.          THE OFFER AND LISTING..................................................................42
         ITEM 10.         ADDITIONAL INFORMATION.................................................................43
         ITEM 11.         QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK.............................53
         ITEM 12.         DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES.................................54


PART II..........................................................................................................54
         ITEM 13.         DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES........................................54
         ITEM 14.         MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS...........54
         ITEM 15.         CONTROLS AND PROCEDURES................................................................57
         ITEM 16 A.       AUDIT COMMITTEE FINANCIAL EXPERT.......................................................58
         ITEM 16 B.       CODE OF ETHICS.........................................................................58
         ITEM 16 C.       PRINCIPAL ACCOUNTANT FEES AND SERVICES.................................................58
         ITEM 16 D.       EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES.............................59
         ITEM 16 E.       PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS.................59


PART III.........................................................................................................61
         ITEM 17.         FINANCIAL STATEMENTS...................................................................61
         ITEM 18.         FINANCIAL STATEMENTS...................................................................61
         ITEM 19.         EXHIBITS...............................................................................79

            CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

           Certain statements contained in this Annual Report on Form 20-F are "forward-looking statements" within the meaning of the United States Securities Act of 1933 and of the United States Securities Exchange Act of 1934. The forward-looking statements are intended to be subject to the safe harbour protection provided by these Acts. We have based these forward-looking statements on our current expectations and projections about future results, levels of activity, events, trends or plans. Such forward-looking statements are not guarantees and are subject to known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of SAND to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as "guidance", "may", "will", "should", "could", "would", "expect", "plan", "anticipate", "believe", "estimate", "continue", or the negative of such terms or other similar expressions. All forward-looking statements included in this discussion are based on current expectations and on information available to the Corporation on January 27, 2005. For a more detailed discussion of these risks and uncertainties and other business risks, see Item 3 - "Risk Factors" and Item 5 - "Trend Information". Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date made. Except as required by applicable laws, we do not intend to publish updates or revisions of any forward-looking statement we make to reflect new information, future events or otherwise.

                                     * * *

SAND Technology and Nucleus are registered trademarks, and Nucleus Server, N:VECTOR, Nucleus Exploration Warehouse, Nucleus Exploration Mart, Nucleus Exploration Data Warehouse, Nucleus Octopus, SAND Online and MPSO are registered trademarks of Sand Technology Inc. and Nucleus Virtual Database (VDB), NUCLEUS POWERED!, Nucleus Adviser, SAND Analytic Server, SAND Analytic Warehouse, See what's on the horizon, Analytics @ the Speed of Business and all related Sand - and Nucleus-based marks and designs are trademarks of Sand Technology Inc.


                                     PART I

ITEM 1.  IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

         Not Applicable


ITEM 2.  OFFER STATISTICS AND EXPECTED TIMETABLE

         Not Applicable


ITEM 3.  KEY INFORMATION

A.  SELECTED FINANCIAL DATA

         Our audited consolidated financial statements for the 2004 fiscal year and the notes relating to them (the "Financial Statements"), which are included at Item 18 are presented in accordance with Canadian generally accepted accounting principles ("Canadian GAAP"). The monetary figures throughout this Annual Report on Form 20-F are presented consistent with Canadian GAAP except where otherwise indicated.

         The following data expressed in Canadian dollars are derived from our audited consolidated Financial Statements. The information set forth below is not necessarily indicative of the results of future operations and should be read in conjunction with, and is qualified in its entirety by, the Consolidated Financial Statements found elsewhere in this Annual Report on Form 20-F.


                                               (Dollars in Thousands (000's) except for Per Share Data and Rates of Exchange)
                                                                              FISCAL YEAR ENDED
                                         -------------------------------------------------------------------------------------------
                                            7/31/04            7/31/03             7/31/02             7/31/01            7/31/00
                                         --------------    ----------------   ------------------   ----------------    -------------
                                              CA                 CA                  CA                  CA                 CA
Rates of exchange
   At period end-- US$                        $1.33              $1.40                $1.58              $1.53            $1.49
   Average for the period                     $1.34              $1.50                $1.57              $1.52            $1.47

Results of Operations
   Net Sales                                 $5,349            $31,683              $13,922            $11,259           $6,895
   Research and Development Costs           ($3,309)           ($3,311)             ($4,888)           ($3,924)         ($4,006)
   Selling, General and Administrative
   Expenses                                 ($7,605)          ($16,582)            ($16,033)          ($11,202)         ($6,573)
   Amortization                               ($242)           ($1,077)             ($1,505)           ($1,160)         ($1,044)
   Cost of Sales and Product Support        ($1,652)          ($12,510)             ($6,474)           ($4,120)         ($2,300)
   Loss from operations                     ($7,459)           ($1,797)            ($14,978)           ($9,147)         ($7,028)

Other income (expense)                         $329              ($167)                $166               $624              $85

Equity and Gain on Sale of Subsidiaries                        $11,757                                                    $4,076

Net (Loss) Income                           ($7,130)            $9,793             ($14,812)           ($8,523)         ($2,867)

Financial Position
   Working Capital                          $11,523            $19,133               $7,562            $22,204           $4,475
   Total Assets                             $15,991            $24,026              $15,528            $29,932           $9,071
   Total Liabilities                         $3,632             $4,344               $5,584             $5,237           $2,522
   Shareholders Equity                      $12,359            $19,682               $9,944            $24,695           $6,549

Basic and diluted (loss) earnings            ($0.55)             $0.74               ($1.12)            ($0.71)          ($0.32)
   per Share
Weighted Average Number of Shares
outstanding during each period (000's)       13,080             13,189               13,186             12,079            8,919

The same data, reconciled with US GAAP, is shown on the next page.

 (Dollars in Thousands (000's) except for Per Share Data and Rates of Exchange)

                                                  (Dollars in Thousands (000's) except for Per Share Data and Rates of Exchange)
                                                                             FISCAL YEAR ENDED
                                         -------------------------------------------------------------------------------------------
                                              7/31/04           7/31/03              7/31/02            7/31/01           7/31/00
                                          ----------------   ---------------      ---------------   ----------------   -------------
                                                CA                 CA                   CA                CA
Rates of exchange
   At period end -- US$                          $1.33            $1.40                 $1.58              $1.53           $1.49
   Average for the period                        $1.34            $1.50                 $1.57              $1.52           $1.47

Results of Operations
   Net Sales                                    $5,349          $31,683               $13,922            $11,259          $6,895
   Research and Development Costs              ($3,309)         ($3,311)              ($4,888)           ($3,924)        ($4,006)
   Selling, General and Administrative
   Expenses                                    ($7,605)        ($16,582)             ($16,033)          ($11,202)        ($6,573)
Amortization                                     ($242)         ($1,077)              ($1,505)           ($1,160)        ($1,044)
   Cost of Sales and Product Support           ($1,652)        ($12,510)              ($6,474)           ($4,120)        ($2,300)
   Loss from operations                        ($7,459)         ($1,797)             ($14,978)           ($9,147)        ($7,028)

Other Income (expense)                            $329            ($167)                 $166               $624             $85

Equity and Gain on Sale of Subsidiaries                         $11,757                                                   $4,076

Net (Loss) Income                              ($7,130)          $9,793              ($14,812)           ($8,523)        ($2,867)

Financial Position
   Working Capital                             $11,523          $19,133                $7,562            $22,204          $4,475
   Total Assets                                $15,991          $24,026               $15,528            $29,932          $9,071
   Total Liabilities                            $3,632           $4,344                $5,584             $5,237          $2,522
   Shareholders' Equity                        $12,359          $19,682                $9,944            $24,695          $6,549

Basic and diluted (loss) earnings
    per Share                                   ($0.55)           $0.74                ($1.12)            ($0.71)         ($0.32)
Weighted Average Numbers of Shares
   outstanding during each period (000's)       13,080           13,189                13,186             12,079           8,919

Canadian Equivalent of U.S. $1.00

MONTH ENDED                                               HIGH                                     LOW
-----------                                               ----                                     ---
December 2004                                           $ 1.2414                                $ 1.1837
November 2004                                           $ 1.2243                                $ 1.1759
October 2004                                            $ 1.2727                                $ 1.2180
September 2004                                          $ 1.3069                                $ 1.2616
August 2004                                             $ 1.3300                                $ 1.2978
July 2004                                               $ 1.3325                                $ 1.3071


                                                                       YEAR ENDED JULY 31

                                               2004            2003           2002            2001            2000
                                                               ----           ----            ----            ----
Average                                        $1.34          $1.50           $1.57           $1.52           $1.47

On January 21, 2005, the exchange rate was CDN $1.2212 for U.S. $1.00.


B.  CAPITALIZATION AND INDEBTEDNESS

         Not applicable.


C.  REASONS FOR THE OFFER AND USE OF PROCEEDS

         Not applicable.


D.  RISK FACTORS

In addition to the other information in the Annual Report, the following factors should be considered in evaluating SAND and our business. The risks and uncertainties described below are not the only ones facing us. Additional risks and uncertainties of which we are not presently aware or that we currently consider immaterial, may also impair our business, our operating results and financial condition.

RISKS ASSOCIATED WITH OUR FINANCIAL RESULTS

o WE HAVE NOT BEEN PROFITABLE IN FOUR OUT OF OUR LAST FIVE FISCAL YEARS AND WE HAVE SOLD SOME LIQUID INVESTMENTS AND ASSETS TO FUND OUR OPERATIONS. WE MAY HAVE TO OBTAIN ADDITIONAL FINANCING TO FUND OUR FUTURE OPERATIONS.

         Because we have not been profitable in four out of our last five fiscal years, we have had to fund our losses through a combination of sales of liquid investments and assets. We incurred losses of $2,866,907 in fiscal 2000, $8,522,676 in fiscal 2001, $14,812,001 in the fiscal 2002 and $7,129,930 for the fiscal year ended July 31, 2004. Although, fiscal year 2003 was profitable, the profit was due to the gain from the sale of ClarityBlue, which amounted to $11,757,280. Had we not sold ClarityBlue, we would have shown a loss of $1,964,199. We expect to continue to incur losses in the near future and possibly longer. Although our expenses materially decreased as a result of the sale of ClarityBlue, so did our revenue base and additional efforts will have to be made to grow our sales force and build our marketing efforts to address the USA and international markets as well as other specific markets in order to achieve future sales growth. If our efforts are not successful in continuing to create additional revenues, we may be unable to achieve profitability in the future. If we do not achieve profitability in the future, we would have to obtain additional financing to fund our operations.

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

RISKS ASSOCIATED WITH OUR BUSINESS AND OPERATIONS

o BECAUSE WE ARE NOW SEEKING TO SECURE EFFECTIVE PARTNERSHIPS WITH SYSTEMS INTEGRATORS AND APPLICATION VENDORS, IT MAY BE DIFFICULT FOR YOU TO EVALUATE OUR BUSINESS AND ITS PROSPECTS.

         Your evaluation of our business is more difficult because we are moving to secure effective partnerships with systems integrators and application vendors which may take some time to mature into predictable revenue producers. Our prospects are difficult to predict and may change rapidly. You should consider the risks, expenses and difficulties that we may encounter or incur as a company now operating in a rapidly evolving market, including our substantial dependence on a single line of products and our need to manage expanding operations. Our business strategy may not be successful, and we may not successfully address these risks.

o WE PLAN TO FURTHER DEVELOP OUR DIRECT SALES FORCE.

         Though we plan to continue to sell our products through a distribution network of value-added resellers, resellers and distributors located in the United States, Canada, the United Kingdom and Germany, direct sales will still play an important role in developing important reference accounts in new markets. Competition for sales personnel qualified for these positions is intense. Many of our competitors have substantially greater resources than we do or have dedicated greater resources to hiring qualified sales personnel. In addition, turnover among our sales force tends to slow sales efforts until replacement personnel are recruited and trained. We may not be able to attract and retain the sales and marketing personnel we desire, even after spending significant resources to do so, and the failure to do so could have a material adverse effect on our business, operating results and financial condition.

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

o        OUR PRODUCT SALES CYCLE IS LENGTHY.

         The purchase of our products often requires significant, executive-level investment and system design decisions by our customers. Sales take a long time to conclude because we must provide a significant level of education about the use and benefits of our products. We believe that many companies are not yet fully aware of the benefits of enterprise-wide business intelligence solutions, nor have such companies yet deployed business intelligence solutions on an enterprise-wide basis. Accordingly, the sales cycle associated with the purchase of the SAND Analytic Server is typically three to nine months in length. During this period, a potential sale is subject to a number of significant risks over which we have little or no control, including customers' budgeting constraints and internal acceptance review procedures including, in some instances, approval by the board of directors of the customer. Based in part upon, among other things, our lengthy sales cycle, the timing of sales is difficult to predict and our earnings and operating results could vary significantly from quarter to quarter during our current fiscal year. Excessive delay in product sales could have a material adverse effect on our business, operating results and financial condition.

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

o        WE OPERATE IN A HIGHLY COMPETITIVE MARKET.

         We compete in the highly competitive computer software industry as a result of bringing our SAND Analytic Server and more recently the SAND Searchable Archive to market. The market in which we operate is still developing and is intensively competitive, highly fragmented, and characterized by rapidly changing technology and evolving standards. Our current and potential competitors offer a variety of software solutions and generally fall within several categories:

- vendors of business intelligence software such as Cognos, Business Objects, Crystal Decisions, SAP, Siebel and Hummingbird;

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

         Current and potential competitors may make strategic acquisitions or establish cooperative relationships among themselves or with third parties, thereby increasing the ability of their products to address the needs of our prospective customers. Our current or future indirect channel partners including systems integrators and application vendors may establish cooperative relationships with our current or potential competitors and limit our ability to sell products through particular distribution channels. Such competition could have a material adverse effect on our ability to enter into new licensing agreements, and maintenance and support renewals for existing licensing agreements, with respect to our products. Competitive pressures could also require us to reduce the price of our products.

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

o AS WE EXPAND BEYOND NORTH AMERICA, WE ARE EXPOSED TO CERTAIN RISKS INHERENT IN DOING BUSINESS ON AN INTERNATIONAL LEVEL.

         Although the sale of ClarityBlue has reduced the importance of revenues earned outside North America, these revenues are expected to be significant nonetheless in the future. Sales to customers outside of North America, including sales generated by our U.K. subsidiary, represented 68%, 89% and 72% of our total revenue for fiscal 2002, 2003 and 2004, respectively. We now have sales offices in the United Kingdom and Germany.

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

WE CURRENTLY DEPEND ON SALES OF THE SAND ANALYTIC SERVER AND THE SAND SEARCHABLE ARCHIVE TO GENERATE MOST OF OUR REVENUE.

         We expect sales of our SAND Analytic Server and SAND Searchable Archive to constitute most of our revenue for the foreseeable future. If customers do not purchase these products, we do not currently offer any other products or services that would enable us to become profitable.

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

o        WE DEPEND ON THE MARKET FOR ENTERPRISE BUSINESS INTELLIGENCE.

         We are focusing our selling efforts increasingly on larger, enterprise-wide implementations of our SAND Analytic Server and our SAND Searchable Archive, and we expect such sales to constitute an increasing portion of any future revenue growth. To date, our selling efforts have resulted in limited enterprise-wide implementations of our SAND Analytic Server and our SAND Searchable Archive. While we have devoted resources to promoting market awareness of our products and the needs our products address (including training our sales personnel and demonstrating our products at industry conferences and trade shows), we cannot assure you that these efforts will be sufficient to build market awareness of the need for the enterprise-wide implementations for business intelligence or acceptance of our products. Failure of a significant market for enterprise business intelligence products to fully develop, or failure of enterprise-wide implementations of our products to achieve broad market acceptance, would have a material adverse effect on our business, operating results and financial condition.

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

o        THERE IS LIMITED PROTECTION OF OUR PROPRIETARY RIGHTS.

         We currently rely primarily on a combination of copyright and trademark laws, patents, trade secrets, confidentiality procedures and contractual provisions to protect our proprietary rights. We seek to protect our software, documentation and other written materials under trade secret and copyright laws, which afford only limited protection. We currently have seven United States patents. We cannot assure you that our patents will not be invalidated, circumvented or challenged, or that the rights granted under our patents will provide competitive advantages to us. Others may develop technologies that are similar or superior to our technology or design around any patent that may be owned by us. Despite our efforts to protect our proprietary rights, unauthorized parties may attempt to copy aspects of our products or to obtain and use information that we regard as proprietary. Policing unauthorized use of our products is difficult, and while we are unable to determine the extent to which piracy of our software products exists, we can expect software piracy to be a persistent problem. In addition, the laws of some foreign countries do not protect our proprietary rights as fully as do the laws of the United States and Canada. There can be no assurance that our means of protecting our proprietary rights in North America or abroad will be adequate. We have entered into source code escrow agreements with a number of our customers and indirect channel partners requiring release of source code under certain conditions. The provision of source code escrows may increase the likelihood of misappropriation by third parties. Although we are not currently aware of any claims asserted by third parties that we infringe on their intellectual property, we expect that in the future software product developers will increasingly be subject to infringement claims as the number of products and competitors in our industry segment grows and the functionality of products in different industry segments overlaps. Any such claims, with or without merit, could be time consuming to defend, result in costly litigation, divert management's attention and resources, cause product shipment delays or require us to enter into royalty or licensing agreements which may not be available on terms acceptable to us, if at all. In the event of a successful claim of product infringement against us and our failure or inability to license the infringed or similar technology, our business, operating results and financial condition would be materially adversely affected.

o        WE DEPEND TO A CERTAIN EXTENT ON SOFTWARE PRODUCTS FROM THIRD PARTY
SUPPLIERS

         We have incorporated software that we license from third parties into SAND solutions such as Nucleus Query which was based on software from Brio Technology (now Hyperion Solutions) as well as software that may be integrated with our internally-developed software and used in our products to perform key functions. We cannot assure you that these third-party software licenses will be available to us on terms acceptable to us or indeed that our suppliers will remain in business. Our inability to obtain or maintain any such software licenses could result in shipment delays or reductions until equivalent software could be developed, identified, licensed and integrated, which could have a material adverse effect on our business, operating results and financial condition.

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

         We are authorized to issue an unlimited number of Class A common shares, of which 12,818,189 shares are outstanding as of January 21, 2005, and we have reserved an additional 1,351,000 Class A common shares for future issuance. The issuance of these authorized or reserved shares could substantially dilute the equity interest of our existing shareholders and could result in a significant decrease to the market price of our Class A common shares. We have granted rights to purchase 1,351,000 Class A common shares to directors, officers, employees and consultants upon the exercise of options at prices ranging from US$0.69 to US$7.00 per share.

o THE PRICE OF OUR CLASS A COMMON SHARES ON THE NASDAQ SMALLCAP MARKET HAS BEEN AND IS LIKELY TO CONTINUE TO BE VOLATILE.

         Our Class A common shares are currently listed on the Nasdaq SmallCap Market System ("NASDAQ"). The trading price of our common shares has been and is likely to be highly volatile. Our share price, which has ranged from a low of US$0.65 to a high of US$1.40 during the past twelve months, could be subject to wide fluctuations in response to a variety of factors, including actual or anticipated variations in quarterly operating results, volatile economic conditions, new products offered by us or our competitors, changes in financial estimates by securities analysts and other events or factors that may be beyond our control. In addition, the stock markets in general, and the NASDAQ SmallCap Market and the equity markets for software companies in particular, have over the past years experienced extraordinary price and volume volatility and a significant cumulative overall decline. Such volatility and decline have adversely affected the stock prices for many companies irrespective of or disproportionately to the operating performance of these companies. These broad market and industry factors may materially and adversely further affect the market price of our Class A common shares, regardless of our actual operating performance.

o        OUR CLASS A COMMON SHARES MAY BE DELISTED FROM THE NASDAQ MARKET SYSTEM

         We have received notice from the staff of NASDAQ that the price of our Class A common shares has closed for thirty consecutive days below the minimum US$1.00 per share required for continued listing on the Smallcap Market System. The notice indicated that we have at least until January 31, 2005 to regain compliance. This deadline may be extended by another 180 days if NASDAQ determines that we meet the NASDAQ SmallCap Market initial listing criteria except for the bid price criteria. One last extension may be available if we still satisfy the initial listing criteria until the next shareholders meeting, which may be in the latter months of the 2005 calendar year, provided that we commit to seek shareholder approval for a reverse stock split before the next shareholder meeting and to promptly thereafter effect the reverse stock split. If we do not regain compliance when required by this time schedule, the staff of NASDAQ will provide us a written notification that our securities will be delisted. The delisting of our Class A common shares from the SmallCap Market System may result in a significantly less active market for those shares.

o        EXISTING STOCKHOLDERS WILL CONTINUE TO EXERCISE EFFECTIVE CONTROL OVER
         US

         Our senior management and directors, together with entities affiliated with such individuals, beneficially own approximately 27.2% of our Class A common shares. Arthur G. Ritchie, our Chairman of the Board, President and Chief Executive Officer and a director of SAND, beneficially owns approximately 16.9% of SAND's Class A common shares. Jerome Shattner, Executive Vice President, beneficially owns 8.0% of our Class A common shares, while George Wicker, Executive Vice President of SAND Technology Corporation, beneficially owns 2.1% of our Class A common shares. Other senior management or directors own approximately 0.2% of our Class A common shares. These shareholders may, as a practical matter, continue to be able to control the election of a majority of SAND's directors and the determination of many corporate actions. This concentration of ownership could have the effect of delaying or preventing a change in control of SAND.

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


ITEM 4.  INFORMATION ON THE COMPANY

A.  HISTORY AND DEVELOPMENT OF THE COMPANY

         Sand Technology Inc. was incorporated on December 10, 1982 under the Canada Business Corporations Act and carried on business under the name Sand Technology Systems (Canada) Inc. until 1988. From 1988 until 1999, we used the name Sand Technology Systems International Inc. On January 1, 2000, we changed our name to Sand Technology Inc. The registered office of the Company and its principal place of business is located at 215 Redfern Avenue, Suite 410, Westmount, Quebec, Canada, H3Z 3L5. Our telephone number is (514) 939-3477.

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

         We then fully shifted our focus to the design, development, marketing and support of software products that enable users to retrieve usable business information from large amounts of data and to providing specialized systems integration services related to those products. Our software products, collectively known as the SAND Analytic Server, are designed to provide an efficient and cost-effective way for business users to make fast easy inquiries of large databases without the intervention of specialist information technology professionals, and to store that data with orders of magnitudes greater and more efficiently than what is generally possible using more traditional database products. The SAND Analytic Server, which incorporates the patent-protected Nucleus database engine and other Nucleus derived products, facilitates the use of data mining, query, reporting and other classes of on-line analytical applications, thereby enabling more effective management of customer relationships, supply chains and other critical business processes. Our products permit more timely and accurate decisions right across the extended enterprise, making "business intelligence" a key component of operational excellence. Customers in Europe and North America now use our solutions for both analytical and operational purposes, including, amongst others, market segmentation CRM analytics, Web analytics, Business Performance Management and strategic planning. The addition in 2004 of the SAND Searchable Archive to our portfolio enhances our ability to deliver in these areas and adds capability in the efficient storage and retrieval of large amounts of historic data, facilitating regulatory and compliance applications such as Sarbanes-Oxley and Basel II.

         Initially SAND offered products primarily as part of a systems integration model. At the end of the 2002 fiscal year, we consolidated the systems integration portion of our business which had been growing in importance and subsequently re-branded it under the operating name ClarityBlue. ClarityBlue concentrated on developing a strong competitive practice utilizing the SAND Analytic Server product as an engine for its customer analytic offering, and was able to attract high profile customers particularly in the telecommunications and financial services markets in the United Kingdom.

         With the growth of ClarityBlue's successes in the market place, we were faced with ever-increasing demands for resources to fuel that growth. Often, ClarityBlue contracts involved investment in staff and infrastructure on our part that would only be recovered from the client over multiple years. At the same time, while ClarityBlue was generating strong reference customers for SAND products and proving their effectiveness as a platform for systems integrators to competitively stage large projects - our preferred distribution channel - the systems integration community - was wary of our "in-house" competition.

                  As a result, the decision was taken to sell ClarityBlue. On July 31, 2003, Sand sold its wholly-owned subsidiary ClarityBlue Limited (previously named Sand Technology (U.K.) Limited) ("ClarityBlue") for total proceeds of approximately $20 million to a group of investors which included members of the senior management of ClarityBlue. Venture capital investors and Barclays Bank plc. funded the purchase. We received cash of approximately $20 million for the sale of ClarityBlue.

         The Company has not made any material capital expenditures during the past three fiscal years and has no material capital commitments planned for the current fiscal year.

B.  BUSINESS OVERVIEW

         We should be viewed as a company which has established its commitment to a rapidly evolving industry which seeks to improve the business professional's ability to make timely, fact-based business decisions. The industry analysts we consulted, who understood the need for us to initially "seed" ClarityBlue in order to provide "proof statements" of our product capabilities, began questioning, as did our management, whether a company of our size had the resources to both grow an integrator division and capitalize on the opportunity presented by the growing market acceptance of the SAND Analytic Server products.

The sale of ClarityBlue enabled us to resolve a number of issues and provided us with the following benefits:

         o We are able to focus our resources around the SAND Analytic Server which incorporates the patent protected Nucleus data base engine and other Nucleus derived products, while considerably reducing our operational run-rate.

         o        We retain ClarityBlue as a customer for our SAND Analytic
                  Server.

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

         Because of ClarityBlue's demonstrated competitive edge through using the SAND Analytic Server as a high performance systems integration platform, we are able to move with increased speed to secure effective partnerships with organizations acknowledged for their thought leadership in key application areas. While it may take some time for these partnerships with systems integrators and application vendors to mature into predictable revenue-producers, we now have the ability to both attract and develop these channels and to continue to benefit commercially from the continued success of ClarityBlue.

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


         The SAND Analytic Server, based on our patented tokenized database engine, can best be viewed as an enterprise platform technology that enables organizations to maximize the business value of corporate information by supporting better business decisions through intuitive interactive data access. The SAND Analytic Server or the Nucleus products upon which it is based, is already being used to provide fast measurable business benefit in the retail, finance, healthcare, transportation, telecommunication, manufacturing, government and insurance sectors. These customers, often at the recommendation of systems integrators, are using our products in support of strategic corporate initiatives including e-business, customer relationship management, reporting, supply chain management, risk analysis and management, product trend and profitability analysis, fraud detection, emerging markets, competitive analysis and quality control. Increasingly as organizations shift the competitive landscape from operations to intelligence, these information intensive decisions are not stand-alone, but a core part of an integrated information management infrastructure.

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

         In September 2004, we made available Release 3.2 of our high-performance SAND Analytic Server. Release 3.2 augments the proven scalability and query speed of previous versions of the Nucleus data management technology on which it is based, by significantly enhancing the speed of loading and updating data for analysis as well as adding further support for open industry-standard business intelligence tools through more flexible open database connectivity.

         In September 2004 we introduced a second product, the SAND Searchable Archive. This product builds on SAND's knowledge of advanced data management to create a highly compressed database for storing data that is not of immediate need to an organization but that will be required over time for either historic analysis or regulatory or compliance purposes. Application has been made to obtain a broad patent covering the conceptual use of this technology.

         The SAND Searchable Archive is substantially smaller than a traditional relational database but can be searched directly by business users using standard "business intelligence" tools. This is a breakthrough product and the technology has particular relevance to the current information technology environment where volumes of corporate data are growing at an exponential rate.

         The SAND Searchable Archive works with data from any corporate database and over time is suitable for version customization to support particular third party vendors' products. An initial contract is in place with SAP to develop a specialized version to support its customers' specific challenges in managing data growth.

         The SAND Analytic Server and the SAND Searchable Archive incorporate a number of advanced technologies. Its development has already required, and will continue to require, substantial investment in research and development.

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

         Sales to customers outside North America, including sales generated by our U.K. subsidiary, represented 68%, 89% and 72% of our total revenue for fiscal 2002, 2003 and 2004, respectively.

         We have alliances or commercial relationships with, among others, SAP, IBM, Microsoft, Oracle, Hyperion Software, ATOS Origin, DunnHumby, FDI and TopEnd Solutions.

In addition, we now have marketing arrangements in place with a number of recognized systems integration partners who have trained personnel in the marketing and deployment of our products.

         Our long term direction for our high performance analytical infrastructure products is to insure that these products become a recognized platform for advanced analytical applications and strategic systems integration assignments. While we will continue to a limited degree to pioneer vertical and application markets through our own direct sales efforts, our long term distribution strategy is to engage a network of industry-leading analytical solutions providers, both application vendors and systems integrators, to incorporate the SAND Analytic Server and the SAND Searchable Archive as a key part of their offering.


Competition

         We compete in the highly competitive computer software industry as a result of bringing our SAND Analytic Server and more recently the SAND Searchable Archive to market. The market in which we operate is still developing and is intensively competitive, highly fragmented, and characterized by rapidly changing technology and evolving standards. Our current and potential competitors offer a variety of software solutions and generally fall within several categories:

- vendors of business intelligence software such as Cognos, Business Objects, Crystal Decisions, SAP, Siebel and Hummingbird;

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

         The Company has been issued seven patents by the United States
Patent and Trademark Office which provide protection for the SAND Analytic Server which incorporates the Nucleus database engine and other Nucleus derived products.

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

         The Company holds registered trademarks and trademarks. SAND Technology and Nucleus are registered trademarks, and Nucleus Server, N:VECTOR, Nucleus Exploration Warehouse, Nucleus Exploration Mart, Nucleus Exploration Data Warehouse, Nucleus Octopus, SAND Online and MPSO are registered trademarks of Sand Technology Inc. and Nucleus Virtual Database (VDB), NUCLEUS POWERED!, Nucleus Adviser, SAND Analytic Server, SAND Analytic Warehouse, See what's on the Horizon, Analytics @ the Speed of Business, and all related Sand-and Nucleus-based marks and designs are trademarks of Sand Technology Inc.

C.  ORGANIZATIONAL STRUCTURE

         The Company owns and controls the following active subsidiaries and Sand Technology Ireland Limited owns 100% of the voting securities of Sand Technology Deutschland GmbH, an entity existing under the laws of Germany, and of Sand Technology Limited, a company existing under the laws of England:

                                                                                            PERCENTAGE OF VOTING
                     SUBSIDIARY                   JURISDICTION OF INCORPORATION                SECURITIES HELD
       Sand Technology Corporation                          Delaware                                100%
       STSI Licensing, LLC                                 New Jersey                               100%
       Sand Technology Ireland Limited                       Ireland                                100%


D. PROPERTY, PLANTS AND EQUIPMENT

         As at July 31, 2004, we leased a total of approximately 17,885 square feet of office space in four cities across North America, approximately 416 square feet in the United Kingdom and 602 square feet in Germany. The weighted average annualized cost per square foot of the space occupied is $24.04 including real estate taxes and operating expenses. No lease extends beyond March 31, 2011.


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

REVENUE RECOGNITION

SOURCES OF REVENUE

        In the fiscal year ended July 31, 2004, our revenue was primarily derived from the licensing of our products, the provision of related services, including installation, training and maintenance support. We recognize revenue from our license agreements when all the following conditions are met:

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

PRODUCT REVENUE

        Currently, product revenue consists of the following:

o Fixed License Fee - one-time license fee in exchange for a license with a perpetual term or a time-limited term or for a fixed number of copies. We typically recognize the license fees in the period during which the contract is executed and delivered, provided that we have vendor-specific objective evidence of fair value and all revenue recognition criteria are met.

o Reseller Arrangements - the reseller generally pays a non-refundable licensing fee for our software. We recognize revenue associated with a non-refundable license fee when we have met our revenue recognition criteria.

        During fiscal 2004, a marginal portion of our revenues came from solution sales in addition to software and services models. For all contracts we make a determination as to whether the service element is essential to the functionality of the other elements of the arrangement. We also make a determination, including the contractual commitment to refund or pay penalties, related to the successful delivery under each agreement. Where the service element is essential or where the arrangement involves significant customization or modification of the software, recognition of revenue is based on using the percentage of completion method based either on inputs or on outputs as dictated by the specific contracts. For those contracts, there will likely be an increase in the time between when the contract is signed and when we record the revenue.

         SAND reports the revenue on a gross basis only if it acts as the principal in the transaction and assumes the risks and rewards of ownership, such as the risk of loss for collection, delivery, and returns. In cases where these conditions are not met, we record the revenue based on the net amount retained.

         Our customers have traditionally been and continue to be reluctant to make large commitments in up-front license fees, especially in a tight capital budget allocation process that our customers generally face internally. Therefore, our revenues from license and maintenance arrangements have been and are expected to be lower until our customers begin to increase their levels of capital expenditures. The lack of a sufficient quantity of customer transactions may make it difficult for us to allocate specific revenue amounts to license sales of new products. As a result, we will be using the residual method to record revenues for such new product sales. Under this method, for arrangements where we have undelivered elements, which are typically services and maintenance, we will record the remaining value of the contract as license revenue after allocating full value to the undelivered elements.

SERVICE REVENUE

IMPLEMENTATION AND CUSTOMER SERVICE FEES

         Revenue from implementation and customer services include fees for implementation of our product offerings, consulting and training services. We currently rely, and expect to continue to rely, upon a combination of our own resources and third-party consulting organizations to deliver these services to our customers. Customers are charged a fee based on time and expenses. Depending on the circumstances of specific contracts, revenues from implementation and customer service fees are recognized as the services are performed or as contractual milestones and acceptance criteria are met.

MAINTENANCE FEES

         We receive revenue from maintaining and servicing our products for customers. The maintenance fee is typically equal to a specified percentage of the customer's license fee. If associated with the fixed-fee license model, the maintenance revenues received will be recorded as deferred revenue and recognized on a straight-line basis over the contract period.

RESULTS OF OPERATIONS
FISCAL 2004 COMPARED WITH FISCAL 2003

Revenue

         Our sales in fiscal 2004 were $5,349,214, a decrease of 83% from sales of $31,682,536 in fiscal 2003.

         Our sales in fiscal 2004 in North America were $1,503,184, a decrease of 56% from sales of $3,423,142 in fiscal 2003. In Europe, sales in fiscal 2004 were $3,846,030, a decrease of 86% from sales of $28,259,394 in fiscal 2003.

         The substantial decrease in our revenues for fiscal 2004 is associated primarily with the change in business model. In fiscal 2003, our ClarityBlue division generated significant revenue associated with its systems integration and implementation assignments in Europe. Although our new model allows these types of assignments, the significance of these systems integration and implementation revenues have decreased substantially. In North America, the decrease in revenue stems from caution related to sales and marketing expenses while we fully engage the new partner sales model.

Selling, General and Administrative Expenses

         Selling, general and administrative expenses include salaries, commissions and other personnel-related costs, the impact of foreign exchange gains and losses, travel expenses, advertising programs and other promotional activities associated with the selling and marketing of our Nucleus Product Suite. Selling, general and administrative expenses decreased by 54% to $7,604,541 for the fiscal year ended July 31, 2004 from $16,581,789 for the fiscal year ended July 31, 2003. The decrease is primarily due to the disposal of ClarityBlue and lower sales related costs such as commissions. The decrease was partially offset by the increased costs associated with marketing and sales efforts to address different industry segments in North America and at the international level. During fiscal 2005, SAND anticipates that selling, general and administrative expenses may decline as a percentage of total revenues.

Research and Development Expenses

         Research and development expenses consist primarily of salaries and other personnel-related costs of technical and engineering personnel associated with our research and product development activities, including the enhancement and localization of existing products, quality assurance, and testing. Research and development expenses remained constant at $3,308,789 for the fiscal year ended July 31, 2004 compared to $3,310,709 for the fiscal year ended July 31, 2003. The relatively constant amount devoted to research and development expenses in absolute dollars reflects an actual reduction in costs of over 9% offset by a lower level of tax incentives received. This level of expenditures also reflects the current stage of development of the SAND Analytic Server and the SAND Searchable

Archive. We believe that significant investment for research and development is essential to maintain product and technical leadership and expect that we will continue to commit substantial resources to research and development in the future. However, for fiscal 2005 we expect that research and development expenditures will not vary significantly in absolute dollars.

Cost of Sales

         Cost of sales consists primarily of the costs related to the sale of third-party software, including certain license fees and royalties, and costs related to providing support services. Cost of sales decreased by 87% to $1,652,369 for the fiscal year ended July 31, 2004 from $12,510,215 for the fiscal year ended July 31, 2003. This decrease reflects the decrease in revenue. Cost of revenues from services may vary due to the mix of services provided by SAND's personnel, relative to services provided by outside consultants and to varying levels of expenditures necessary to build the service sector.

Operations

         Losses from operations were higher for the fiscal year ended July 31, 2004, reaching an amount of $7,458,973 as compared to a loss of $1,797,002 for the fiscal year ended July 31, 2003. This reflects the transitional nature of fiscal 2004 from the sale of ClarityBlue towards the new business model of SAND. Also, the Company incurred expenditures in improving our SAND Analytic Server, bringing our SAND Searchable Archive to market and in establishing the infrastructure associated with our direct sales force in different industry segments. There can be no assurance that we will be profitable on a quarterly or annual basis in the future. Future operating results will depend on many factors, including the demand for our products, the level of product and price competition, our success in selling our products, namely the SAND Analytic Server and the SAND Searchable Archive, and establishing our direct sales force and distribution channels, the state of the market for our products and general economic conditions.

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

         The increase in sales was primarily due to increased market acceptance for our SAND Analytic Server, increased selling activities resulting from a larger and more effective sales force, an increase in the average size of our significant transactions, an increase in the number of transactions and related implementations, and an increased customer base demanding training, consulting, implementation and support services. In North America, the decreased revenue resulted from limiting our expenditures relative to direct sales as well as dealing with the productivity issues associated with direct sales, all while we started to build effective partner strategies.

Selling, General and Administrative Expenses

         Selling, general and administrative expenses include salaries, commissions and other personnel-related costs, the impact of foreign exchange gains and losses, travel expenses, advertising programs and other promotional activities associated with the selling and marketing of our Nucleus Product Suite. Selling, general and administrative expenses excluding amortization increased by 3% to $16,581,789 for the fiscal year ended July 31, 2003 from $16,033,249 for the fiscal year ended July 31, 2002. The increase was primarily due to foreign exchange fluctuation where the company recorded a $638,897 loss compared to foreign exchange gain of $1,236,840 for the fiscal year ended July 31, 2002. This increase was significantly offset by the decrease in bad debt expense due to an unusual item in 2002 that was not repeated in 2003.

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

Cost of Sales

         Cost of sales consists primarily of the costs related to the sale of third-party software, including certain license fees and royalties, and costs related to providing support services. Cost of sales increased by 93% to $12,510,215 for the fiscal year ended July 31, 2003 from $6,473,974 for the fiscal year ended July 31, 2002. This increase, which reflected the increase in revenues, is primarily due to increased costs associated with software licenses and salaries and other personnel-related expenses incurred in providing support services in response to increased demand for maintenance and support services. Cost of revenues from services may vary due to the mix of services provided by SAND's personnel relative to services provided by outside consultants and to varying levels of expenditures necessary to build the service sector.

Operations

         Income from operations substantially improved for the fiscal year ended July 31, 2003, reaching an operating loss, before taxes, of $1,797,002 as compared to an operating loss of $14,977,714 for the fiscal year ended July 31, 2002, an improvement that reduced the loss by 88%. We started to reap the benefits and the favourable results flowing from the substantial expenditures incurred in bringing our SAND Analytic Server to market and in further establishing the infrastructure associated with our direct sales force to support our products. There can be no assurance that we will be profitable on a quarterly or annual basis in the future. Future operating results will depend on many factors, including the demand for our products, the level of product and price competition, our success in selling our SAND Analytic Server and establishing our direct sales force and distribution channels, the state of the market for our products and general economic conditions.


B.  LIQUIDITY AND CAPITAL RESOURCES

         Cash and cash equivalents at July 31, 2004 were $12,601,393 compared with $20,344,426 at July 31, 2003. The decrease is mainly due to operating activities which used cash in an amount of $7,530,932. Investing activities used cash in an amount of $529,742 while financing activities generated $317,641 as a result of the collection of the Balance of Sale receivable from ClarityBlue. We believe that we have sufficient internal resources available to fund our expected working capital requirement through fiscal 2005

         We are not subject to material market risk exposures, except for risks related to interest rate fluctuations and foreign currency exchange rates.

         Our exposure to market rate risk for changes in interest rates relates primarily to our investment portfolio. We have not used derivative financial instruments in our investment portfolio. We invest in high quality issuers and limit the amount of our credit exposure with any one issuer. We are averse to principal loss and ensure the safety and preservation of our invested funds by limiting default, market and reinvestment risk. We do not make use of a bank line of credit and do not have any long-term debt.

         Our international sales are generally denominated and collected in foreign currencies. We have not historically undertaken foreign exchange hedging transactions to cover the potential foreign currency exposure. In fiscal 2004, we incurred a loss on foreign currency translations from our foreign subsidiaries in an amount of $112,344.

         On October 15, 2002, the Company announced an open market share repurchase program under which it could repurchase, up to a maximum of 692,345 of its outstanding Class A common shares from October 23, 2002 to October 23, 2003. As at

October 23, 2003, a total of 115,200 Class A common shares had been repurchased at an average price of US$1.03 per share.

         On December 17, 2003, the Company announced a new share repurchase program under which it could repurchase up to a maximum of 654,710 of its outstanding Class A common shares from December 22, 2003 to December 22, 2004. As at December 22, 2004, a total of 276,038 Class A common shares had been repurchased at an average price of US$0.88 per share.

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

         Research and development expenses consist primarily of salaries and other personnel-related costs of technical and engineering personnel associated with our research and product development activities, including the enhancement and localization of existing products, quality assurance, and testing. Research and development expenses remained constant at $3,308,789 for the fiscal year ended July 31, 2004 from $3,310,709 for the fiscal year ended July 31, 2003. As a percentage of total revenues, research and development expenses increased to 62% for the year ended July 31, 2004 compared to 10% for the year ended July 31, 2003. The increase in the amount devoted to research and development expenses as a percentage of total revenues reflects the disposal of the ClarityBlue division, the results of which were part of the 2003 figures, which was not the case in fiscal 2004. We believe that significant investment for research and development is essential to maintain product and technical leadership and expect that we will continue to commit substantial resources to research and development in the future. Research and development expenses were $4,887,581 for the fiscal year ended July 31, 2002. For fiscal 2005, we expect that research and development expenditures will not vary significantly in absolute dollars.

D. TREND INFORMATION

         At the end of the 2002 fiscal year and during the 2003 fiscal year, we further consolidated the systems integration portion of our business, which had been growing in importance over fiscal 2002. In order to actively pursue major systems integration assignments in parallel with developing marketing relationships with other major systems integrators whereby they would employ the SAND Analytic Server in their initiatives, and to do so in a manner that was not seen by potential systems integration partners as direct competition, we rebranded our own systems integration division under the operating name ClarityBlue. ClarityBlue concentrated on developing a strong competitive practice and associated intellectual property base on assignments utilizing the SAND Analytic Server product. The product division, operating as Sand Technology, continued to develop and market the SAND Analytic Server and other Nucleus derived products directly and through distribution undertakings. Thus, during fiscal 2003, revenues included solution sales in addition to software and solutions models.

         We sold ClarityBlue Limited on July 31, 2003 to a group of investors which included members of senior management of ClarityBlue. The Company is now able to focus its resources around the SAND Analytic Server product set while considerably reducing its operational run-rate.

         As a result of this shift in focus, we should be viewed as a company which has redoubled its commitment to a rapidly evolving industry which seeks to improve the business professional's ability to make timely, fact-based business decisions. Our long term direction for our high performance analytical infrastructure products is to insure that these products become a recognized platform for advanced analytical applications and strategic systems integration assignments. While we will continue to a limited degree to pioneer vertical and application markets through our own direct sales efforts, our long term distribution strategy is to engage a network of industry-leading analytical solutions providers, both application vendors and systems integrators, to incorporate the SAND Analytic Server and the SAND Searchable Archive as a key part of their offering. Our revenues will continue to consist of license fees for software products and fees for a range of associated services, including software maintenance and support, training and system implementation consulting. It is anticipated that the proportion of revenue from service fees will continue to expand more rapidly than that related to software licenses. The state of the order book and costs and selling prices do not present any significant trend since the latest financial year. Our plans to achieve profitability in the future will continue to require us to devote substantial financial resources to grow our work force, improve our infrastructure, continue the development and the marketing and distribution of our products, and generally support our operations.

         The purchase of the SAND Analytic Server and the SAND Searchable Archive often requires significant executive-level investment and system design decisions by our customers. Our product sales cycle is therefore lengthy and the timing of sales is difficult to predict as well as sales made by the analytical solution providers, both application vendors and systems integrators, with whom we work. This situation is expected to continue to prevail. We believe that quarterly period-to-period comparisons of our operating results are not meaningful and one should not rely on such comparisons as an indication of our future performance.

         We are not aware of any other trends, uncertainties, demands, commitments or events which are reasonably likely to have a material effect upon our net sales or revenues, income from continuing operations, profitability, liquidity or capital resources.

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

F. TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

         The Company is committed under operating leases for a total amount of approximately $1,631,000. The minimum payments due in each of the following years are as follows:

                                                  $

                       2005                    466,000
                       2006                    381,000
                       2007                    296,000
                       2008                    244,000
                       2009                    244,000

ITEM 6.  DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.  DIRECTORS AND SENIOR MANAGEMENT

         The following table sets forth information as of January 21, 2005 concerning the directors and senior management of the Company:

                                                                                           CLASS A COMMON SHARES
                                                                                           BENEFICIALLY OWNED OR
                                                                                           OVER WHICH CONTROL OR
        NAME                      PRINCIPAL OCCUPATION             DIRECTOR SINCE          DIRECTION IS EXERCISED
  Arthur G. Ritchie         Director, Chairman of the Board,            1983                      2,169,138
                            President and Chief Executive
                            Officer of Sand

  Steve Dennison            Director, Financial Director                2002                          5,100
                            Lynx Express

  Douglas S. Pryde          Director, Barrister and Solicitor           2001                              -

  Jerome Shattner           Director, Executive                         2000                      1,023,000
                            Vice-President of Sand

  Martin Shindler           Director, Accountant and                    1987                          2,140
                            Business Consultant


                                                                                           CLASS A COMMON SHARES
                                                                                           BENEFICIALLY OWNED OR
                                                                                           OVER WHICH CONTROL OR
       NAME                       PRINCIPAL OCCUPATION             DIRECTOR SINCE          DIRECTION IS EXERCISED
  George Wicker             Director, Executive                         1996                        274,950
                            Vice-President
                            Sand Technology Corporation

  Gilles Therrien           Vice-President, Finance and                 ---                           1,000
                            Administration and Chief
                            Financial Officer, Sand

  Robert Thompson           Vice-President, Marketing, Sand             ---                               -
                            Technology Corporation

  Michael McCool            Chief Scientist for Nucleus, Sand           ---                               -

  Georges Dube              Corporate Secretary, Sand                   ---                          19,000

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

         Douglas Pryde was a member and a partner of the law firm of Lavery, de Billy and its predecessor firms from 1965 to 2001.

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

         Robert Thompson is former Chairman and CEO of QueryObject Systems and served for many years as a marketing executive with Cognos Corporation in Ottawa, Ontario, Burlington, Massachusetts and Nieuwegein, Netherlands. Prior to specializing in technology marketing, he was principal of an advertising agency and owner of a film and audio-visual production company. Mr. Thompson graduated from Ryerson University in Toronto.

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


B.  COMPENSATION

         For the fiscal year ended July 31, 2004, the aggregate cash remuneration including salaries and bonuses accrued by Sand for payment to six
(6) executive officers relative to services rendered in all capacities to the Company and its subsidiaries during all or part of the fiscal year as applicable, was $1,024,283.

         For the fiscal year ended July 31, 2004 each director, other than those directors who are salaried executive officers of Sand, was paid a basic annual retainer of $5,000 for serving as a director plus an additional amount of $1,500 per year for serving as a member of a standing committee of the Board of Directors.

         As of January 1, 2005, each director, other than those directors who are salaried officers of Sand, will be paid a basic annual retainer of $15,000 for serving as a director and an additional amount of $1,500 per year for serving as a member of a committee of the Board of Directors except for the Chairman of the Audit Committee who will be paid an additional amount of $5,000 per year.

         The aggregate value of other compensation did not exceed the lesser of $10,000 times the number of executive officers or ten percent (10%) of the cash compensation paid to such executive officers.

         No amounts have been set aside or accrued by the Company or its subsidiaries to provide pension, retirement or similar benefits to its directors or executive officers. There are no service contracts which provide directors with benefits upon termination of employment as a director.

Employment Agreement

         Arthur G. Ritchie, Chairman of the Board, President and Chief Executive Officer and a Director of Sand, entered into an employment agreement ("the Agreement") with Sand upon the expiry of his previous employment agreement on December 31, 1993. The Agreement, effective January 1, 1994 was for an initial term of five (5) years and is automatically extended for additional periods of twelve (12) months each unless Sand or Mr. Ritchie shall have given the other a notice of termination of the Agreement not less than three (3) months prior to the end of its term. The Agreement provides that Mr. Ritchie shall be paid an annual base salary, such bonuses as may from time to time be payable pursuant to any bonus program which is offered to senior officers or as may from time to time be payable at the discretion of the Board of Directors and a fee of one percent (1%) of the gross revenues resulting from the licensing, sale or other disposition of the Nucleus Data Base System for so long as the System is delivered as a stand-alone product of the Company. Mr. Ritchie was paid a base salary of $218,153 during each of the fiscal years ended July 31, 2004, 2003 and 2002 and the Board of Directors approved the payment of cash bonuses of $395,973 and $48,055 to Mr. Ritchie for the fiscal years ended July 31, 2003 and July 31, 2002. Mr. Ritchie does not hold any outstanding stock options which have not been exercised under the 1996 Stock Incentive Plan or the 1996 Stock Option Plan of the Company. No payments have been made to date relative to the licensing, sale or other dispositions of the Nucleus Data Base Systems. In the event the employment of Mr. Ritchie (i) is terminated by Sand for any reason other than for Cause (as defined in the Agreement) or death or (ii) is terminated by Mr. Ritchie for Good Reason (as defined in the Agreement), Mr. Ritchie will be entitled to receive, among other things, a lump sum payment equivalent to two
(2) times the sum of his then current annual base salary and the amount of the bonuses received by him in the immediate past year and Mr. Ritchie shall continue for a period of two (2) years to participate in all benefit plans and programs of Sand to the extent such participation is possible, and, if such continued participation is barred, to receive amounts equal to the out-of-pocket costs of participation in plans and programs providing substantially similar benefits. On January 1, 2005, the employment of Mr. Ritchie was automatically extended to December 31, 2005 on terms similar to those in the Agreement.

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

         As at January 21, 2005, 800,500 options had been granted and remained outstanding under the Incentive Plan and 275,500 options remained available for grant.

         During the fiscal year ended July 31, 2004, the Committee granted options to purchase an aggregate of 230,000 Common Shares to seven (7) employees at exercise prices which vary from US$1.00 to US$5.00 per share which were not less than the respective closing prices of the Common Shares on the Nasdaq Market System on the day prior to each grant. 19,500 options were cancelled. No options were exercised.

         During the period August 1, 2004 to January 24, 2005, the Committee did not grant any options to purchase Common Shares. 155,000 options were cancelled. No options were exercised.

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

         As at January 21, 2005, 550,500 options had been granted and remained outstanding under the Option Plan and 173,500 options remained available for grant.

         During the fiscal year ended July 31, 2004, the Committee granted options to purchase an aggregate of 31,000 Common Shares to five (5) employees at exercise prices which vary from US$1.07 to US$1.17 per share which were not less than the respective closing prices of the Common Shares on the Nasdaq Market System on the day prior to each grant. 10,500 options were cancelled. No options were exercised.

         During the period August 1, 2004 to January 21, 2005, the Committee granted options to purchase an aggregate of 35,500 Common Shares to four employees at an exercise price of US$1.00 per share which was not less than the closing price of the Common Shares on the Nasdaq Market System on the day prior to the grant. 8,000 options were cancelled. No options were exercised.

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

         Pursuant to the CANADA BUSINESS CORPORATION ACT, the Board of Directors is required to manage, or supervise the management of, the affairs and business of the Company. The principal responsibilities of the Board are to supervise and evaluate management, to oversee the conduct of the business of the Company, to set policies appropriate for the business of the Company and to approve corporate strategies and goals. The Board is to carry out its mandate in a manner consistent with the fundamental objective of enhancing shareholder value.

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

         The Audit Committee has also established procedures for the receipt, retention and treatment of complaints regarding accounting, internal accounting controls or auditing matters and the confidential, anonymous submission by employees of complaints or concerns regarding questionable accounting or auditing matters. Any employee of the

Company or its affiliates may submit a good faith complaint regarding accounting or auditing matters to the management of the Company without fear of dismissal or retaliation of any kind.

         The Audit Committee assists the Board in its oversight functions as they relate to the accounting, financial reporting, auditing, risk management and internal controls of the Company. The Audit Committee has the following duties and responsibilities: (a) reviewing the audited financial statements of the Company and recommending whether such statements should be approved by the Board; (b) reviewing and approving unaudited interim financial statements of the Company; (c) recommending to the Board the firm of independent auditors to be nominated for appointment by shareholders at each annual general meeting of the Company and, where necessary, the removal of the independent auditors of the Company; (d) reviewing the scope and adequacy of audits to be conducted by the independent auditors of the Company; (e) adopting and annually reassessing formal terms of reference for the independent auditors of the Company; (f) monitoring and evaluating the independence and performance of the independent auditors of the Company; (g) pre-approving all non-audit services to be provided to the Company by its independent auditors prior to the commencement of such services; (h) reviewing all post-audit management letters containing the recommendations of the independent auditors of the Company and response or follow-up thereto from management; (i) reviewing and monitoring the integrity, adequacy and timeliness of the financial reporting and disclosure practices of the Company; (j) monitoring the compliance of the Company with legal and regulatory requirements related to financial reporting and disclosure; (k) monitoring and evaluating the adequacy of the internal accounting and audit procedures of the Company; (l) reviewing and ensuring the acceptability of the accounting principles of the Company; (m) identifying the principal financial risks of the Company; (n) overseeing reporting on internal controls of management and ensuring that management has designed and implemented an effective system of internal controls; (o) reviewing, and if deemed advisable, approving all related party transactions as defined in the governing legislation of the Company; (p) annually reviewing and reassessing the adequacy of the duties and responsibilities of the Audit Committee; and (q) any other matters that the Audit Committee feels are important to its mandate or that the Board chooses to delegate to it.

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

D.  EMPLOYEES

         On July 31, 2004, the Company had 70 employees, including 39 full-time employees with Sand, and 18 full-time employees with Sand Technology Corporation ("Sand USA"), 3 full-time employees with Sand Technology Limited ("Sand UK") and 5 full-time employees with Sand Technology Deutschland GmbH ("Sand Germany"). Moreover, the Company had 5 part-time employees, 2 with Sand, 1 with Sand USA, 1 with Sand UK and 1 with Sand Germany.

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

         No employee of the Company is represented by a labour union or is covered by a collective bargaining agreement. Since inception, the Company has not suffered any disruptions as a result of labour problems or employee disputes. The decrease in the number of employees since the end of the fiscal year ended July 31, 2002 is due to the sale of ClarityBlue on July 31, 2003.

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

ITEM 7.  MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.  MAJOR SHAREHOLDERS

         The following are the only persons who, to our knowledge, beneficially own or exercise control or direction over shares carrying more than five (5%) percent of the votes attached to Class A Common Shares of the Company at January 24, 2005:

                                APPROXIMATE NUMBER OF CLASS                        PERCENTAGE OF CLASS A
                                 A SHARES OWNED, CONTROLLED                         COMMON SHARES OWNED,
                                         OR DIRECTED                               CONTROLLED OR DIRECTED
                            -------------------------------------             --------------------------------
Arthur G. Ritchie                        2,169,138                                         16.9%

Jerome Shattner                          1,023,000                                         8.0%

         The total number of Class A Common Shares owned, controlled or directed by the senior management and directors of Sand as a group, to our knowledge, is 3,494,328, or approximately 27.2%, at January 21, 2005.

         The voting rights of the Class A Common Shares held by the persons identified or referred to above are the same as the voting rights of the Class A Common Shares held by all other shareholders.

         To our knowledge, as of January 21, 2005, 9,551,842 Class A Common Shares were held of record by 469 persons whose registered addresses were in the United States. Many of our Class A Common Shares are held in the name of intermediaries.

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

         Sand maintains directors' and officers' liability insurance which, subject to the provisions and exclusions contained in the policy, protects the directors and officers, as such, against any claims made during the term of their office against any of them for a wrongful act, provided they acted honestly and in good faith with a view to the best interests of Sand. The policy provides coverage with a limit of US$5,000,000 per loss per policy period, subject to a deductible of US$250,000 per securities claim and US$250,000 per other claim. The current annual premium is paid entirely by Sand and amounts to approximately US$150,000. To the extent permitted by law, Sand has entered into an indemnification agreement with each of its directors and senior officers.

C.  INTERESTS OF EXPERTS AND COUNSEL

         Not applicable.


ITEM 8.  FINANCIAL INFORMATION

A.  CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

         The Consolidated Financial Statements of the Company are included in this Annual Report on Form 20-F beginning on page 62.

B.  SIGNIFICANT CHANGES

         No significant change has occured since the date of the Consolidated Financial Statements of the Company included in this Annual Report on Form 20-F.

ITEM 9.  THE OFFER AND LISTING

A.  OFFER AND LISTING DETAILS

         The following table presents the closing high and low sales prices of our Class A Common Shares stated in United States dollars as reported by NASDAQ for the following periods:

MONTH ENDED                                                                     U.S. $
-----------                                                                     ------
                                                               HIGH                                 LOW
                                                               ----                                 ---
To January 21, 2005                                           $0.81                                $0.74
December 2004                                                 $0.90                                $0.72
November 2004                                                 $0.87                                $0.70
October 2004                                                  $0.91                                $0.75
September 2004                                                $1.08                                $0.70
August 2004                                                   $0.83                                $0.70
July 2004                                                     $0.95                                $0.75


QUARTER ENDED                                                                   U.S. $
-------------                                                                   ------
                                                               HIGH                                 LOW
                                                               ----                                 ---
October 2004                                                  $1.08                                $0.70


QUARTER ENDED                                                                   U.S. $
-------------                                                                   ------
                                                               HIGH                                 LOW
                                                               ----                                 ---
July 2004                                                     $1.26                                $0.75
April 2004                                                    $1.35                                $1.04
January 2004                                                  $1.61                                $0.83
October 2003                                                  $1.27                                $1.07
July 2003                                                     $1.35                                $0.80
April 2003                                                    $1.22                                $0.52
January 2003                                                  $1.16                                $0.58
October 30, 2002                                              $1.30                                $0.53


FISCAL YEAR ENDED JULY 31                                                       U.S. $
-------------------------                                                       ------
                                                               HIGH                                 LOW
                                                               ----                                 ---
2004                                                          $1.61                                $0.75
2003                                                          $1.35                                $0.52
2002                                                          $4.27                                $0.89
2001                                                          $7.75                                $2.969
2000                                                          $9.875                               $3.375


B.  PLAN OF DISTRIBUTION

         Not applicable.

C.  MARKETS

         Our Class A Common Shares are listed on the Nasdaq SmallCap Market and trade under the symbol SNDT. There is no non-United States trading market for our Class A Common Shares.

D.  SELLING SHAREHOLDERS

         Not applicable.


ITEM 10. ADDITIONAL INFORMATION


A.  SHARE CAPITAL

         Not applicable.


B.  MEMORANDUM AND ARTICLES OF ASSOCIATION

         Sand was incorporated on December 10, 1982 under the provisions of the CANADA BUSINESS CORPORATIONS ACT (the "CBCA"). The Articles of the Company place no restrictions upon the Company's objects and purposes.

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

         Where a holder disposes of Class A Common Shares to the Company (unless the Company acquired the common shares in the open market in the manner in which shares would normally be purchased by any member of the public in the open market), this will result under the TAX ACT in a deemed dividend to the holder equal to the amount by which the consideration paid by the Company exceeds the paid-up capital of such shares. The amount of such dividend will be subject to withholding tax as described below.

DIVIDENDS

         In the case of any dividends paid to non-residents of Canada, the Canadian tax is withheld by the Company, which remits only the net amount of such dividend to the shareholder. By virtue of Article X of the Tax Convention, the rate of tax on dividends paid to residents of the United States is generally limited to 15% of the gross dividend (or 5% in the case of certain corporate shareholders owning shares of the Company entitling the shareholder to at least 10% of the Company's voting shares). In the event the provisions of the Tax Convention are not applicable, the rate of Canadian withholding tax imposed on non-residents according to the TAX ACT is 25% of the deemed gross dividend.


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


ITEM 15. CONTROLS AND PROCEDURES

         "Disclosure controls and procedures" are controls and other procedures that are designed to ensure that information required to be disclosed by us in the reports we file with the Securities and Exchange Commission is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms and that the information is accumulated and communicated to our management, including our Chief Executive Officer and our Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure. We carried out an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures as of the end of the fiscal year covered by this Annual Report on Form 20-F. This evaluation was carried out under the supervision and with the participation of our management, including our Chief Executive Officer and our Chief Financial Officer. Based upon that evaluation, our Chief Executive Officer and our Chief Financial Officer concluded that our disclosure controls and procedures are effective. There have been no changes in our internal control over financial reporting during the period covered by this report that have materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting.


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


ITEM 16 C.  PRINCIPAL ACCOUNTANT FEES AND SERVICES

Deloitte & Touche LLP served as our auditors for the fiscal years ended July 31, 2003 and July 31, 2004.

Audit Fees and Audit-Related Fees

         Deloitte & Touche LLP billed the Company $128,192 in fiscal 2004 ($259,060 in fiscal 2003) for professional services rendered for the audit of the Annual Consolidated Financial

Statements and services that are normally provided in connection with statutory and regulatory filings. Audit-related services provided included review of the Company's quarterly financial statements and accounting advice on certain matters. From that amount, $7,000 was related to fiscal 2004 while $121,192 was related to fiscal 2003.

Tax Fees

         Deloitte & Touche LLP billed the Company $102,450 in fiscal 2004 ($148,920 in fiscal 2003) for professional services rendered for tax compliance, tax advice, and tax planning. The taxation advisory services provided related primarily to corporate international tax planning, the preparation of corporate tax returns and specific tax advice on research and development tax credit payments.

Other Fees

         Other than the audit and tax services described above, Deloitte & Touche LLP did provide other services for which it billed $25,950 to the Company in fiscal 2004 ($14,600 in fiscal 2003). Other services provided included assistance and review of the Company's filings with the SEC and advice relative to compliance with the Sarbanes-Oxley Act.

Audit Committee Pre-Approval Policies

         All audit and non-audit services performed by Deloitte & Touche LLP are pre-approved by the Audit Committee of the Company.


ITEM 16 D.  EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

         None.


ITEM 16 E.  PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED
            PURCHASERS

         On October 15, 2002, the Company announced an open market share repurchase program under which it could repurchase, up to a maximum of 692,345 of its outstanding Class A common shares from October 23, 2002 to October 23, 2003. As at October 23, 2003, a total of 115,200 Class A common shares had been repurchased at an average price of US$1.03 per share.

-------------------------------------------------------------------------------------------------------------------------
                                                                                                 (d) Maximum Number (or
                                                                           (c) Total Number of     Approximate Dollar
                                                                            Shares (or Units)     Value) of Shares (or
                           (a) Total Number of   (b) Average Price Paid   Purchased as Part of   Units) that May Yet Be
                            Shares (Or Units)     per Share (or Units)     Publicly Announced      Purchased Under the
         Period                 Purchased               per month           Plans or Programs       Plans or Programs
-------------------------------------------------------------------------------------------------------------------------

October 2002                        1,000                   0.80              1,000                        n/a
-------------------------------------------------------------------------------------------------------------------------
November 2002                       9,700                   0.82              9,700                        n/a
-------------------------------------------------------------------------------------------------------------------------
March 2003                         34,400                   0.8027           34,400                        n/a
-------------------------------------------------------------------------------------------------------------------------
August 2003                        18,900                   1.1565           18,900                        n/a
-------------------------------------------------------------------------------------------------------------------------
September 2003                     27,900                   1.216            27,900                        n/a
-------------------------------------------------------------------------------------------------------------------------
October 2003                       23,300                   1.1425           23,300                        n/a
-------------------------------------------------------------------------------------------------------------------------

         On December 17, 2003, the Company announced a new share repurchase program under which it could repurchase up to a maximum of 654,710 of its outstanding Class A common shares from December 22, 2003 to December 22, 2004. As at December 22, 2004, a total of 276,038 Class A common shares had been repurchased at an average price of US$0.88 per share.

-------------------------------------------------------------------------------------------------------------------------
                                                                                                 (d) Maximum Number (or
                                                                           (c) Total Number of     Approximate Dollar
                                                                            Shares (or Units)     Value) of Shares (or
                           (a) Total Number of   (b) Average Price Paid   Purchased as Part of   Units) that May Yet Be
                            Shares (Or Units)     per Share (or Units)     Publicly Announced      Purchased Under the
         Period                 Purchased               per month           Plans or Programs       Plans or Programs
-------------------------------------------------------------------------------------------------------------------------
December 2003                      16,000                0.9275                   16,000                  n/a
-------------------------------------------------------------------------------------------------------------------------

March 2004                         13,100                1.0900                   13,100
-------------------------------------------------------------------------------------------------------------------------

April 2004                          8,776                 1.0909                   8,776
-------------------------------------------------------------------------------------------------------------------------

June 2004                          45,000                 0.9965                  45,000
-------------------------------------------------------------------------------------------------------------------------

July 2004                          13,800                 0.8104                  13,800
-------------------------------------------------------------------------------------------------------------------------

August 2004                        21,100                 0.7510                  21,100
-------------------------------------------------------------------------------------------------------------------------

September 2004                     38,400                 0.9163                  38,400
-------------------------------------------------------------------------------------------------------------------------

October 2004                       28,300                 0.8333                  28,300
-------------------------------------------------------------------------------------------------------------------------

November 2004                      47,100                 0.7788                  47,100
-------------------------------------------------------------------------------------------------------------------------

December 2004                      44,462                 0.8338                  44,462
-------------------------------------------------------------------------------------------------------------------------

                                    PART III

ITEM 17. FINANCIAL STATEMENTS

         Not Applicable.


ITEM 18. FINANCIAL STATEMENTS

         The Consolidated Financial Statements of the Company are included in this Annual Report on Form 20-F beginning on page 62.

CONSOLIDATED FINANCIAL STATEMENTS OF

SAND TECHNOLOGY INC.

JULY 31, 2004, 2003 AND 2002

SAND TECHNOLOGY INC.
TABLE OF CONTENTS
-------------------------------------------------------------------------------


Auditor's report............................................................64


Consolidated balance sheets.................................................65


Consolidated statements of operations.......................................66


Consolidated statements of shareholders' equity.............................67


Consolidated statements of cash flows.......................................68


Notes to the consolidated financial statements...........................69-85

[LETTERHEAD]


AUDITORS' REPORT

To the Shareholders of
Sand Technology Inc.

We have audited the consolidated balance sheets of Sand Technology Inc. as at July 31, 2004 and 2003 and the consolidated statements of operations, shareholders' equity and cash flows for each of the years in the three-year period ended July 31, 2004. These financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and auditing standards of the Public Company Accounting Oversight Board in the United States of America. These standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Corporation as at July 31, 2004 and 2003 and the results of its operations and its cash flows for each of the years in the three-year period ended July 31, 2004 in accordance with Canadian generally accepted accounting principles.


/s/ Deloitte & Touche LLP
Chartered Accountants

September 17, 2004


COMMENTS BY INDEPENDENT AUDITORS FOR U.S. READERS ON CANADA-U.S.
REPORTING DIFFERENCES

In the United States of America, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when there are changes in accounting principles that have a material effect on the comparability of the Corporation's financial statements, such as the changes described in Note 1 in the financial statements. Our report to the Shareholders and Board of Directors, dated September 17, 2004, is expressed in accordance with Canadian reporting standards, which do not require a reference to such changes in accounting principles in the auditors' report when the change is properly accounted for and adequately disclosed in the financial statements.

/s/ Deloitte & Touche LLP
Chartered Accountants

September 17, 2004

SAND TECHNOLOGY INC.
CONSOLIDATED BALANCE SHEETS
AS AT JULY 31, 2004 AND 2003
(IN CANADIAN DOLLARS)

-------------------------------------------------------------------------------------------------------------------
                                                                                    2004                 2003
-------------------------------------------------------------------------------------------------------------------
                                                                                      $                    $
ASSETS
Current assets
    Cash and cash equivalents                                                     12,601,393           20,344,426
    Accounts receivable                                                            2,364,655            2,340,868
    Prepaid expenses                                                                 188,680              203,331
    Balance of sale receivable (Note 2)                                                    -              588,483
-------------------------------------------------------------------------------------------------------------------
                                                                                  15,154,728           23,477,108

Capital assets, net (Note 3)                                                         392,585              548,719
Other asset (Note 4)                                                                 443,388                    -
-------------------------------------------------------------------------------------------------------------------
                                                                                  15,990,701           24,025,827
-------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------

LIABILITIES

Current liabilities
    Accounts payable and accrued liabilities                                       1,881,113            2,979,643
    Deferred revenue                                                               1,554,785            1,139,609
    Deferred credits                                                                 195,581              224,917
-------------------------------------------------------------------------------------------------------------------
                                                                                   3,631,479            4,344,169
-------------------------------------------------------------------------------------------------------------------

Commitments and contingencies (Note 8)

SHAREHOLDERS' EQUITY
    Common stock (Note 5)
        Authorized
           An unlimited number of Class "A" common shares,
               without par value
        Issued and outstanding
           12,997,551 Class "A" common shares
               (13,164,327 in 2003)                                               38,556,828           39,051,564
        Contributed surplus (Note 5(b))                                               49,000               --
    Deficit                                                                      (26,246,606)         (19,369,906)
-------------------------------------------------------------------------------------------------------------------
                                                                                  12,359,222           19,681,658
-------------------------------------------------------------------------------------------------------------------
                                                                                  15,990,701           24,025,827
-------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------


               See notes to the consolidated financial statements.

SAND TECHNOLOGY INC.
CONSOLIDATED STATEMENTS OF OPERATIONS
YEARS ENDED JULY 31, 2004, 2003 AND 2002
(IN CANADIAN DOLLARS)

-------------------------------------------------------------------------------------------------------------------
                                                                2004                2003                 2002
-------------------------------------------------------------------------------------------------------------------
                                                                  $                   $                    $

REVENUE                                                       5,349,214           31,682,536           13,922,077
-------------------------------------------------------------------------------------------------------------------

Operating expenses
    Cost of sales and product support                         1,652,369           12,510,215            6,473,974
    Research and development, net (Note 6)                    3,308,789            3,310,709            4,887,581
    Amortization of capital and other asset                     242,488            1,076,825            1,504,987
    Selling, general and administrative
        expenses                                              7,604,541           16,581,789           16,033,249
-------------------------------------------------------------------------------------------------------------------
Total operating expenses                                     12,808,187           33,479,538           28,899,791
-------------------------------------------------------------------------------------------------------------------

Loss from operations                                         (7,458,973)          (1,797,002)         (14,977,714)
-------------------------------------------------------------------------------------------------------------------

Other income
    Interest income                                             329,043               14,939              165,713
    Gain on sale of subsidiary (Note 2)                               -           11,757,280                    -
-------------------------------------------------------------------------------------------------------------------
                                                                329,043           11,772,219              165,713
-------------------------------------------------------------------------------------------------------------------

(Loss) income before income taxes                            (7,129,930)           9,975,217          (14,812,001)
-------------------------------------------------------------------------------------------------------------------

Income taxes (Note 7)
    Current                                                           -               13,136                    -
    Future                                                            -              169,000                    -
-------------------------------------------------------------------------------------------------------------------
                                                                      -              182,136                    -
-------------------------------------------------------------------------------------------------------------------
NET (LOSS) INCOME                                            (7,129,930)           9,793,081          (14,812,001)
-------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------

Basic and diluted (loss) earnings per share (Note 5)              (0.55)                0.74                (1.12)
-------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------

Basic and diluted weighted average number
    of common shares outstanding                             13,079,649           13,189,124           13,186,194
-------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------


APPROVED BY THE BOARD OF DIRECTORS




/s/ Arthur G. Ritchie                          /s/ Douglas S. Pryde, Director
ARTHUR G. RITCHIE, DIRECTOR                    DOUGLAS S. PRYDE, DIRECTOR


               See notes to the consolidated financial statements.

SAND TECHNOLOGY INC.
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
YEARS ENDED JULY 31, 2004, 2003 AND 2002
(IN CANADIAN DOLLARS)
--------------------------------------------------------------------------------

                                                    COMMON STOCK
                                      ----------------------------------------
                                                                                  Contributed
                                              SHARES            AMOUNT              SURPLUS              DEFICIT
                                      -----------------------------------------------------------------------------
                                                                 $                     $                     $
BALANCE, JULY 31, 2001                  13,153,427           39,125,112                               (14,429,738)

Net loss                                                                                              (14,812,001)

Exercise of stock options                   56,000               60,239                                         -
-------------------------------------------------------------------------------------------------------------------
BALANCE, JULY 31, 2002                  13,209,427           39,185,351                               (29,241,739)

Net income                                                                                              9,793,081

Share repurchase                           (45,100)            (133,787)                                   78,752
-------------------------------------------------------------------------------------------------------------------
BALANCE, JULY 31, 2003                  13,164,327           39,051,564                               (19,369,906)

Net loss                                                                                               (7,129,930)

Stock-based compensation
    (Note 5(b))                                                                       49,000

Share repurchase                          (166,776)            (494,736)                                  253,230
-------------------------------------------------------------------------------------------------------------------
BALANCE, JULY 31, 2004                  12,997,551           38,556,828               49,000          (26,246,606)
-------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------


               See notes to the consolidated financial statements.

SAND TECHNOLOGY INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
YEARS ENDED JULY 31, 2004, 2003 AND 2002
(IN CANADIAN DOLLARS)

-------------------------------------------------------------------------------------------------------------------
                                                                2004                2003                 2002
-------------------------------------------------------------------------------------------------------------------
                                                                  $                   $                    $
OPERATING ACTIVITIES
    Net income (loss)                                        (7,129,930)           9,793,081          (14,812,001)
    Items not affecting cash
        Amortization of capital and other
           assets                                               242,488            1,076,825            1,504,987
        Stock-based compensation                                 49,000                    -                    -
        Gain on sale of subsidiary                                    -          (11,757,280)                   -
        Provision for loan receivable                                 -              100,000                    -
        Future income taxes                                           -              169,000                    -

    Changes in non-cash operating
        working capital items
           Accounts receivable                                  (23,787)          (4,509,208)           2,098,952
           Inventories                                                -             (228,341)            (160,507)
           Prepaid expenses                                      14,651             (926,014)            (174,058)
           Accounts payable and accrued liabilities          (1,098,530)           4,977,197             (144,872)
           Deferred revenue                                     415,176              695,600              237,894
-------------------------------------------------------------------------------------------------------------------
                                                             (7,530,932)            (609,140)         (11,449,605)
-------------------------------------------------------------------------------------------------------------------

INVESTING ACTIVITIES
    Increase in other assets                                   (471,100)                   -               (9,278)
    Purchase of capital assets                                  (58,642)          (1,995,167)          (1,386,306)
    Proceeds from sale of subsidiary, net of cash
        and cash equivalents disposed                                 -           17,663,577                    -
-------------------------------------------------------------------------------------------------------------------
                                                               (529,742)          15,668,410           (1,395,584)
-------------------------------------------------------------------------------------------------------------------

FINANCING ACTIVITIES
    Issuance of common shares                                         -                    -               60,239
    Repurchase of common shares                                (241,506)             (55,035)                   -
    Balance of sale receivable                                  588,483             (588,483)                   -
    Deferred credits                                            (29,336)             (29,337)             254,254
-------------------------------------------------------------------------------------------------------------------
                                                                317,641             (672,855)             314,493
-------------------------------------------------------------------------------------------------------------------

(Decrease) increase in cash and cash equivalents             (7,743,033)          14,386,415          (12,530,696)
Cash and cash equivalents, beginning of year                 20,344,426            5,958,011           18,488,707
-------------------------------------------------------------------------------------------------------------------
CASH AND CASH EQUIVALENTS,
    END OF YEAR                                              12,601,393           20,344,426            5,958,011
-------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------

There was a nominal amount of interest paid and no income taxes paid during the three-year period ended July 31, 2004.

Non-cash operating and investing activities
    Transaction costs incurred from sale of
        subsidiary                                                    -            1,462,768                    -


               See notes to the consolidated financial statements.

SAND TECHNOLOGY INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED JULY 31, 2004, 2003 AND 2002
(IN CANADIAN DOLLARS)
--------------------------------------------------------------------------------


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

1.      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

        USE OF ESTIMATES

        These financial statements have been prepared in accordance with Canadian generally accepted accounting principles, which require management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

        BASIS OF CONSOLIDATION

        The consolidated financial statements include the accounts of the Corporation and its wholly-owned subsidiaries. All intercompany transactions and balances have been eliminated.

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

        Revenues from maintenance services for licences previously sold and implemented are recognized ratably over the term of the contract.

        Revenues from consulting and training services, not considered as part of the implementation of software licences, are recognized as the services are provided.

        Amounts received in advance of the delivery of products or performance of services are classified as deferred revenue.

SAND TECHNOLOGY INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED JULY 31, 2004, 2003 AND 2002
(IN CANADIAN DOLLARS)
--------------------------------------------------------------------------------


1.      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

        CASH AND CASH EQUIVALENTS

        Cash and cash equivalents include unrestricted cash and highly liquid investments.

        CAPITAL ASSETS

        Capital assets are recorded at cost and are amortized over their estimated useful lives using the straight-line method over the following periods:

                    Furniture and equipment                   5 years
                    Computer equipment                        3 years
                    Leasehold improvements        over the lease term

        OTHER ASSETS

        Other assets comprise contract costs and acquired technology.

        (i)  Contract costs

             Contract costs are comprised of an amount paid to the vendor upon the transfer of a long-term service contract and will be amortized ratably over the term of the contract.

        (ii) Acquired technology

             The Corporation records its acquired technology at cost and amortizes such assets over their estimated useful lives using the straight-line method at an annual rate of 20%.

SAND TECHNOLOGY INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED JULY 31, 2004, 2003 AND 2002
(IN CANADIAN DOLLARS)
--------------------------------------------------------------------------------

1.      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

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

        DEFERRED CREDITS

        Deferred credits include deferred lease inducements, which are amortized on a straight-line basis over the term of the lease.

        DISPOSAL OF LONG-LIVED ASSETS AND DISCONTINUED OPERATIONS

        In 2003, the Corporation early adopted the recommendations of Canadian Institute of Chartered Accountants ("CICA") Handbook Section 3475, "Disposal of Long-lived Assets and Discontinued Operations." This Section provides guidance on the recognition, measurement, presentation and disclosure of long-lived assets to be disposed of. It replaced the disposal provisions of Property, Plant and Equipment, Section 3061, as well as Discontinued Operations, Section 3475. The Section:

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

SAND TECHNOLOGY INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED JULY 31, 2004, 2003 AND 2002
(IN CANADIAN DOLLARS)
--------------------------------------------------------------------------------


1.      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

        FOREIGN EXCHANGE TRANSLATION

        Revenue, expenses and acquisition of non-monetary assets denominated in foreign currencies are translated into Canadian dollars at rates prevailing on the transaction dates. Monetary assets and liabilities are translated at rates in effect at the balance sheet date.

        The accounts of the subsidiaries included in the consolidated financial statements are translated into Canadian dollars using the temporal method. Under this method, monetary items are translated at exchange rates in effect at the balance sheet dates; non-monetary items are translated at historical exchange rates. Revenue and expenses are translated at average exchange rates for the year, with the exception of amortization of assets, which is translated at the same historical exchange rates as the related assets. Translation losses and gains are included in operations.

        EARNINGS PER SHARE

        Per share computations are based on the weighted average number of shares outstanding during the year. The dilutive effect of options is determined using the treasury stock method.

        NEW ACCOUNTING POLICIES ADOPTED

        (i)   Stock-based compensation and other stock-based payments

              In September 2003, the CICA amended Section 3870 of the CICA Handbook, "Stock-Based Compensation and Other Stock-Based Payments", effective for fiscal years beginning on or after January 1, 2004. The amendments of the section require the adoption of the fair-value based method for all stock-based awards and the recognition of an expense in the financial statements. The Corporation early adopted the amendments on a prospective basis effective August 1, 2003, as permitted by the standard. The adoption of this amendment resulted in stock-based compensation in the amount of $49,000, included in selling, general and administrative expenses (see Note 5(b)).

              Prior to August 1, 2003, the Corporation recorded no compensation cost on the grant of stock options to employees (see Note 5(b)).

SAND TECHNOLOGY INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED JULY 31, 2004, 2003 AND 2002
(IN CANADIAN DOLLARS)
--------------------------------------------------------------------------------

1.      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

        RECENT ACCOUNTING PRONOUNCEMENTS (CONTINUED)

        (ii)  Guarantees

              As of August 1, 2003, the Corporation adopted the new recommendations of CICA Accounting Guideline 14, "Disclosure of Guarantees". This guideline provides assistance regarding the identification of guarantees and requires a guarantor to disclose the significant details of guarantees that have been given, regardless of whether or not it will have to make payments under the guarantees.

              In the normal course of its operations, the Corporation has entered into agreements that contain certain features which meet the definition of a guarantee under the guidance provided by Accounting Guideline 14.

              Certain agreements with its customers include intellectual-property indemnification obligations that are customary in the industry. These obligations would generally require the Corporation to compensate a third party for certain damages and claims incurred as a result of third-party intellectual-property claims arising from these agreements.

              The nature of these obligations prevents the Corporation from making a reasonable estimate of the maximum potential amount it could be required to pay. Historically, the Corporation has not made any payments under such obligations. The adoption of these recommendations did not have an impact on the Corporation's consolidated financial statements.

              In addition, the Corporation has provided warranties as part of the sale of its subsidiary described in Note 2 for claims against it for conditions existing prior to the sale.

        (iii) As of August 1, 2003, the Corporation adopted the new recommendations of CICA Handbook Section 3063, "Impairment of long-lived assets". This Section provides guidance on the recognition, measurement and disclosure of the impairment of long-lived assets. It replaces the write-down provisions in
              Section 3061 "Property, plant and equipment". The provisions of the Section require an impairment loss for a long-lived asset to be held and used to be recognized when its carrying amount exceeds the sum of the undiscounted cash flows expected from its use and eventual disposition. The impairment loss is measured as the amount by which its carrying amount exceeds its fair value. The adoption of this recommendation did not have an impact on the Corporation's consolidated financial statements.

SAND TECHNOLOGY INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED JULY 31, 2004, 2003 AND 2002
(IN CANADIAN DOLLARS)
--------------------------------------------------------------------------------

1.      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

        RECENT ACCOUNTING PRONOUNCEMENTS (CONTINUED)

        (iv) As of August 1, 2003, the Corporation adopted the new recommendations of CICA Accounting Guideline 13, "Hedging relationships". This guideline deals with the identification, documentation, designation and effectiveness of hedges and also the discontinuance of hedge accounting, but does not specify hedge accounting methods. The adoption of this recommendation did not have an impact on the Corporation's consolidated financial statements.

        FUTURE ACCOUNTING CHANGES

        The CICA has issued the following new Handbook Sections, none of which are expected to have a material impact on the Corporation's consolidated financial statements.

        (i) Handbook Section 3110, "Asset retirement obligations", focuses on the recognition and measurement of liabilities for obligations associated with the retirement of property, plant and equipment when those obligations result from the acquisition, construction, development or normal operation of the assets. The standard is effective for fiscal years beginning on or after January 1, 2004 and is not expected to have a material impact on the Corporation's consolidated financial statements.

        (ii) Accounting Guidelines 15, "Consolidation of variable interest entities", provides clarification on the consolidation of those entities defined as "variable interest entities", when equity investors are not considered to have a controlling financial interest or they have not invested enough equity to allow the entity to finance its activities without additional subordinated financial support from other parties. Variable interest entities are commonly referred to as special purpose entities. The guideline comes into effect in fiscal years beginning on or after November 1, 2004 and is not expected to have a material impact on the Corporation's consolidated financial statements.

SAND TECHNOLOGY INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED JULY 31, 2004, 2003 AND 2002
(IN CANADIAN DOLLARS)
--------------------------------------------------------------------------------

2.      SALE OF SUBSIDIARY

        On July 31, 2003, the Corporation sold its wholly-owned subsidiary, ClarityBlue Limited ("CBL") for total proceeds of $19,893,485 ((pound)8,841,548), to a group of investors, which included members of senior management, resulting in a gain on disposal in the amount of $11,757,280 ((pound)5,225,458) as follows:

                                                                                                           $
        Proceeds:
         Cash consideration received at closing                                                        19,305,002
         Balance of sale receivable, non-interest bearing                                                 588,483
        -----------------------------------------------------------------------------------------------------------
                                                                                                       19,893,485
        Less transactions costs                                                                         1,462,768
        -----------------------------------------------------------------------------------------------------------
        Net proceeds                                                                                   18,430,717

        Net assets disposed                                                                             6,673,437
        -----------------------------------------------------------------------------------------------------------
        Gain on disposal                                                                               11,757,280
        -----------------------------------------------------------------------------------------------------------
        -----------------------------------------------------------------------------------------------------------


        Net assets disposed of:
        Assets
         Cash and cash equivalents                                                                      2,229,908
         Accounts receivable                                                                            8,485,258
         Inventory                                                                                        433,631
         Prepaid expenses                                                                               1,288,229
         Capital assets                                                                                 2,751,656
        -----------------------------------------------------------------------------------------------------------
                                                                                                       15,188,682
        -----------------------------------------------------------------------------------------------------------

        Liabilities
         Accounts payable and accrued liabilities                                                       6,717,100
         Deferred revenue                                                                               1,629,145
         Future income tax liabilities                                                                    169,000
        -----------------------------------------------------------------------------------------------------------
                                                                                                        8,515,245
        -----------------------------------------------------------------------------------------------------------
                                                                                                        6,673,437
        -----------------------------------------------------------------------------------------------------------
        -----------------------------------------------------------------------------------------------------------

        The Corporation provided warranties for claims against CBL for conditions existing prior to the sale. All warranties expire in fiscal 2005, except for the warranties related to tax matters, which will expire in fiscal 2010. A provision related to those warranties was made in the determination of the gain.

SAND TECHNOLOGY INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED JULY 31, 2004, 2003 AND 2002
(IN CANADIAN DOLLARS)
--------------------------------------------------------------------------------

3.     CAPITAL ASSETS

                                                                                    2004
                                                        -----------------------------------------------------------
                                                                                 Accumulated           Net book
                                                              Cost              amortization             value
                                                       ----------------     -----------------    -----------------
                                                                $                     $                    $
        Furniture and equipment                                 320,113              305,050               15,063
        Computer equipment                                      444,753              255,313              189,440
        Leasehold improvements                                  287,610               99,528              188,082
        -----------------------------------------------------------------------------------------------------------
                                                              1,052,476              659,891              392,585
        -----------------------------------------------------------------------------------------------------------
        -----------------------------------------------------------------------------------------------------------

                                                                                   2003
                                                        -----------------------------------------------------------
                                                                                Accumulated             Net book
                                                              Cost              amortization              value
                                                        ----------------     -----------------    -----------------
                                                                $                     $                    $

        Furniture and equipment                                 347,700              285,733               61,967
        Computer equipment                                      419,154              149,913              269,241
        Leasehold improvements                                  287,610               70,099              217,511
        -----------------------------------------------------------------------------------------------------------
                                                              1,054,464              505,745              548,719
        -----------------------------------------------------------------------------------------------------------
        -----------------------------------------------------------------------------------------------------------

        Amortization expense for capital assets amounted to $214,776 in 2004 ($1,031,395 in 2003 and $556,006 in 2002).

4.      OTHER ASSETS

                                                               2004                                      2003
                                   -----------------------------------------------------------    -----------------
                                                           Accumulated            Net book             Net book
                                         Cost             amortization              value                value
                                   ----------------     ----------------     -----------------    -----------------
                                           $                    $                     $                    $

        Contract costs                     471,100               27,712              443,388                    -
        -----------------------------------------------------------------------------------------------------------
        -----------------------------------------------------------------------------------------------------------

        The acquired technology was fully amortized as of July 31, 2003; as a result, it is not presented. Amortization expense for contract costs and acquired technology amounted to $27,712 in 2004 ($45,430 in 2003 and $948,981 in 2002).

SAND TECHNOLOGY INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED JULY 31, 2004, 2003 AND 2002
(IN CANADIAN DOLLARS)
--------------------------------------------------------------------------------

5.      COMMON STOCK

        (a) AUTHORIZED

        An unlimited number of Class "A" common shares without par value

        2004 TRANSACTIONS

        On October 15, 2002, the Corporation announced that its Board of Directors had authorized a share repurchase program under which it may repurchase up to a maximum of 692,345 of its outstanding Class "A" common shares from October 23, 2002 to October 23, 2003. During the year, the Corporation repurchased 70,100 Class "A" common shares for $111,668 under this program. On December 17, 2003, the Corporation announced that its Board of Directors had authorized a share repurchase program under which it may repurchase up to a maximum of 654,710 of its outstanding Class "A" common shares from December 22, 2003 to December 22, 2004. The Corporation repurchased 96,676 Class "A" common shares for $129,838 under this program.

        2003 TRANSACTIONS

        On October 15, 2002, the Corporation announced that its Board of Directors had authorized a share repurchase program under which it may repurchase up to a maximum of 692,345 of its outstanding Class "A" common shares from October 23, 2002 to October 23, 2003. During the year, the Corporation repurchased 45,100 Class "A" common shares for $55,035 under this program.

        (b) STOCK OPTION PLANS

        The Corporation has two stock option plans. Under the 1996 Stock Incentive Plan, the Corporation may grant options to its regular full-time employees and those of its subsidiaries up to a maximum of 1,100,000 common shares. Under the 1996 Stock Option Plan, the Corporation may grant options to its regular full-time employees and non-employee directors and those of its subsidiaries up to a maximum of 900,000 common shares. Under both plans, the exercise price of each option is not less than the market price of the Corporation's shares on the Nasdaq National Market System on the day prior to the date of grant. Options vest equally over a five-year period and the options' maximum term is ten years.

SAND TECHNOLOGY INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED JULY 31, 2004, 2003 AND 2002
(IN CANADIAN DOLLARS)
--------------------------------------------------------------------------------

5.     COMMON STOCK (CONTINUED)

        (b) STOCK OPTION PLANS (CONTINUED)
        Activity in the stock option plans for 2004, 2003 and 2002 was as follows:

                                                2004                       2003                       2002
                                     --------------------------   ------------------------    ---------------------
                                                    WEIGHTED                     Weighted                 Weighted
                                                     AVERAGE                      average                 average
                                       OPTIONS      EXERCISE        Options      exercise      Options   exercise
                                       (000S)         PRICE         (000s)         price       (000s)      price
        -----------------------------------------------------------------------------------------------------------
                                       NUMBER          $US          Number          $US        Number       $US
        -----------------------------------------------------------------------------------------------------------
        Outstanding,
        Beginning of year                1,247        2.41              849        3.52           1,389      4.53
          Granted                          261        1.16              571        1.28             333      3.20
          Exercised                          -           -                -           -              56      0.67
          Forfeited                         30        4.58              173        4.08             817      5.30
        -----------------------------------------------------------------------------------------------------------

        Outstanding,
           end of year                   1,478        2.15            1,247        2.41             849      3.52
        -----------------------------------------------------------------------------------------------------------

        Options exercisable,
           end of year                     592        2.83              411        3.09             324      2.84
        -----------------------------------------------------------------------------------------------------------
        -----------------------------------------------------------------------------------------------------------

        The following table summarizes significant ranges of outstanding options held by directors, officers, and employees as of July 31, 2004:


                                                         OPTIONS OUTSTANDING                  OPTIONS EXERCISABLE
                                           ---------------------------------------------  -------------------------
                                                             Weighted        Weighted                     Weighted
                                                              average         average                      average
                                               Options       remaining       exercise         Options     exercise
        Range of exercise prices               (000s)          life            price          (000s)        price
        -----------------------------------------------------------------------------------------------------------
          ($US)                                Number         Years             US$           Number         US$

        < 1.00                                      160           1.97           0.69             160          0.69
        1.00 to 1.99                                894           8.62           1.06             152          1.07
        3.00 to 3.99                                 20           1.97           3.38              20          3.38
        4.00 to 4.99                                 48           3.45           4.40              48          4.40
        5.00 to 5.99                                324           6.71           5.07             184          5.12
        6.00 to 6.99                                 28           5.05           6.36              25          6.37
        7.00 to 7.99                                  4           4.34           7.00               3          7.00
        -----------------------------------------------------------------------------------------------------------
                                                  1,478           7.14           2.15             592          2.83
        -----------------------------------------------------------------------------------------------------------
        -----------------------------------------------------------------------------------------------------------

SAND TECHNOLOGY INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED JULY 31, 2004, 2003 AND 2002
(IN CANADIAN DOLLARS)
--------------------------------------------------------------------------------

5.      COMMON STOCK (CONTINUED)

        (b) STOCK OPTION PLANS (CONTINUED)

        The following table presents the weighted average assumptions used to determine the stock-based compensation expense, included in selling, general and administrative expenses for the year ended July 31, 2004, using the Black-Scholes option-pricing model.

        Compensation cost                                                $49,000

        Dividend yield                                                         -
        Expected volatility                                                  52%
        Risk-free interest rate                                             4.4%
        Expected life                                                    7 YEARS
        Number of options granted                                        261,000

        For stock options granted to employees during 2003, had the Corporation determined compensation cost based on the fair values of the stock options at grant dates, consistent with the method recommended under CICA Handbook Section 3870, the Corporation's earnings would have been reported at the pro forma amounts indicated below:

                                                                                      2004               2003
                                                                                 ----------------------------------
                                                                                        $                  $

        Net (loss) income, as reported                                            (7,129,930)           9,793,081
        Fair value of stock-based compensation                                       (93,686)            (104,763)
        -----------------------------------------------------------------------------------------------------------
        Pro forma net (loss) income                                               (7,223,616)           9,688,318
        -----------------------------------------------------------------------------------------------------------

        Pro forma basic and diluted (loss) earnings per share                          (0.55)                0.73
        -----------------------------------------------------------------------------------------------------------
        -----------------------------------------------------------------------------------------------------------

        The fair value of stock options granted during 2003 was estimated using the Black-Scholes option pricing model using the following weighted average assumptions:

        Risk-free interest rate                                            4.80%
        Dividend yield                                                         -
        Expected volatility                                                  87%
        Weighted average expected life                                   7 YEARS

        (c) EARNINGS (LOSS) PER SHARE

        For the years presented, the Corporation had outstanding options that could potentially dilute the earnings (loss) per share, but were excluded as they were anti-dilutive.

SAND TECHNOLOGY INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED JULY 31, 2004, 2003 AND 2002
(IN CANADIAN DOLLARS)
--------------------------------------------------------------------------------

6.      RESEARCH AND DEVELOPMENT

        Investment tax credits netted against research and development expenses amounted to $370,496 ($747,426 and $612,519 in 2003 and 2002,
        respectively).

7.      INCOME TAXES

        The reconciliation of income taxes at Canadian statutory rates with the reported income taxes is as follows:

                                                                                      2004               2003
                                                                                 ----------------------------------
                                                                                        $                  $
        Income taxes (recovery) at Canadian statutory rates                        (2,266,000)          3,216,000
        Non-taxable amounts                                                                 -            (628,000)
        Utilization of losses carried forward                                               -          (2,979,864)
        Non-recording of benefit from losses carried forward                       (2,266,000)            574,000
        -----------------------------------------------------------------------------------------------------------
        Total income tax expense                                                            -             182,136
        -----------------------------------------------------------------------------------------------------------
        -----------------------------------------------------------------------------------------------------------

        The significant components of the Corporation's future income tax assets and liabilities are as follows:


                                                                                     2004               2003
                                                                                 ----------------------------------
                                                                                        $                  $
        Future tax assets
           Losses carried forward                                                  10,000,000           8,100,000
           Capital assets                                                             164,000             210,000
           Research and development                                                 2,900,000           1,300,000
        -----------------------------------------------------------------------------------------------------------
                                                                                   13,064,000           9,610,000

        Future tax liabilities
           Investment tax credits                                                      64,000             236,000
        -----------------------------------------------------------------------------------------------------------
        Net future income taxes                                                    13,000,000           9,374,000

        Less: valuation allowance                                                 (13,000,000)         (9,374,000)
        -----------------------------------------------------------------------------------------------------------
        Net future income taxes                                                             -                   -
        -----------------------------------------------------------------------------------------------------------
        -----------------------------------------------------------------------------------------------------------

        The Corporation has losses carried forward to reduce future taxable income for Canadian federal and provincial, US, United Kingdom and German tax purposes of approximately $7,100,000 and $6,700,000, $17,000,000, $146,000 and $3,800,000, respectively, expiring at various dates to 2019. In addition, the Corporation has research and development expenditures carried forward of approximately $7,700,000, which can be used to reduce taxable income at any time in the future, and investment tax credits of approximately $2,300,000, which can be applied against future federal income taxes payable, expiring at various dates to 2014. The benefits of these items have not been recognized in the financial statements.

SAND TECHNOLOGY INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED JULY 31, 2004, 2003 AND 2002
(IN CANADIAN DOLLARS)
--------------------------------------------------------------------------------


8.      COMMITMENTS

        The Corporation is committed under operating leases for a total amount of approximately $1,631,000. The minimum payments due in each of the forthcoming years are as follows:

                                                        $

                      2005                           466,000
                      2006                           381,000
                      2007                           296,000
                      2008                           244,000
                      2009                           244,000

9.      SEGMENTED INFORMATION

        The Corporation is considered to have only one business segment.

        The Corporation has two reportable geographic segments. Both the North American and European segments distribute a full range of Nucleus Exploration series products, including the Nucleus Exploration Mart/Warehouse and the Nucleus Prototype Mart/Warehouse. The accounting policies of the segments are the same as described in the summary of significant accounting policies. The Corporation evaluates segment performance based on income before taxes. Sales for each segment are based on the location of the third party customer. All intercompany transactions between segments have been eliminated.

                                                          North America         Europe            Total
                                                          -------------         ------            -----
      2004
      Revenue                                                 1,503,184          3,846,030         5,349,214
      Loss before taxes                                      (6,799,588)          (330,342)       (7,129,930)
      Identifiable assets                                    12,077,507          3,913,194        15,990,701

      2003
      Revenue                                                 3,423,142         28,259,394        31,682,536
      Income before taxes                                     7,670,884          2,304,333         9,975,217
      Identifiable assets                                    19,596,545          4,429,282        24,025,827

      2002
      Revenue                                                 4,417,697          9,504,380        13,922,077
      Loss before taxes                                     (10,927,783)        (3,884,218)      (14,812,001)
      Identifiable assets                                     5,797,886          9,729,912        15,527,798

SAND TECHNOLOGY INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED JULY 31, 2004, 2003 AND 2002
(IN CANADIAN DOLLARS)
--------------------------------------------------------------------------------

10.     FINANCIAL INSTRUMENTS

        FAIR VALUE OF FINANCIAL INSTRUMENTS

        The carrying amount of the Corporation's financial assets and liabilities included in the current and non-current assets and current and non-current liabilities approximate their fair values at July 31, 2004.

        CREDIT RISK

        The Corporation's exposure to credit risk as of July 31, 2004, is equal to the carrying amount of its financial assets.

        CONCENTRATION OF CREDIT RISK

        Credit risk concentration with respect to trade receivables is limited due to the relatively large size of the Corporation's customers.

        CURRENCY RISK

        The Corporation operates internationally and is exposed to market risk principally from changes in foreign currency rates. The Corporation does not hold any financial instruments that mitigate this risk.

11.    SIGNIFICANT CUSTOMERS

        For the year ended July 31, 2004, the Corporation generated approximately 36% of its revenues from two customers (26% from two customers in 2002).

12.    COMPARATIVE FIGURES

       Certain figures for prior years have been reclassified in order to conform to the presentation adopted in the current year.

SAND TECHNOLOGY INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED JULY 31, 2004, 2003 AND 2002
(IN CANADIAN DOLLARS)
--------------------------------------------------------------------------------

13.     RECONCILIATION OF CANADIAN AND UNITED STATES
        GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

        The Corporation does not have material differences between Canadian and United States generally accepted accounting principles.

        The following items present other supplementary disclosures required under United States generally accepted accounting principles.

        COMPREHENSIVE INCOME

        The Corporation has adopted Statement of Financial Accounting Standards ("SFAS") No. 130, "Reporting Comprehensive Income". There are no material differences between the Corporation's net loss as reported and its comprehensive income as defined by SFAS 130. Accordingly, a separate Statement of comprehensive income has not been presented.

        STOCK-BASED COMPENSATION

        The Corporation accounts for its stock-based compensation for accounts granted prior to August 1, 2003 using the intrinsic value method prescribed by the Accounting Principles Board Opinion No.25, "Accounting for Stock Issued to Employees". U.S. GAAP requires companies that follow this method to make pro forma disclosures of net income and earnings per share, as if the fair value based methodology prescribed by SFAS No.123, "Accounting for Stock Based Compensation", had been applied for the periods presented. For options granted as of August 1, 2003, the Corporation has adopted the fair value method, on a prospective basis, in accordance with SFAS No.148.

        The following table presents net earnings and earnings per share in accordance with U.S. GAAP on a pro forma basis, giving effect to the pro forma compensation expense relating to stock options granted to employees prior to August 1, 2003, in accordance with SFAS 123.

                                                          JULY 31, 2004         JULY 31, 2003        JULY 31, 2002
                                                        ----------------     -----------------    -----------------
                                                                $                     $                    $

        Net (loss) income, as reported                       (7,129,930)           9,793,081          (14,812,001)
        Pro forma (expense) compensation benefit               (615,749)            (482,038)             301,420
        -----------------------------------------------------------------------------------------------------------
        Pro forma net income (loss)                          (7,745,679)           9,311,043          (14,510,581)
        -----------------------------------------------------------------------------------------------------------
        -----------------------------------------------------------------------------------------------------------

        Pro forma basic earnings (loss) per share                 (0.59)                0.71                (1.10)
        -----------------------------------------------------------------------------------------------------------
        -----------------------------------------------------------------------------------------------------------

SAND TECHNOLOGY INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED JULY 31, 2004, 2003 AND 2002
(IN CANADIAN DOLLARS)
--------------------------------------------------------------------------------

13.     RECONCILIATION OF CANADIAN AND UNITED STATES
        GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (CONTINUED)

        STOCK-BASED COMPENSATION (CONTINUED)

        The Corporation recognized a compensation benefit of $301,420 in 2002, which resulted from the reversal of a previously recorded stock compensation expense on the forfeiture of unexercised options. The benefit is reconciled as follows: (1) stock compensation expense $597,381 in 2002 for employee-based stock option plans in accordance with SFAS 123 and (2) reversal of previously recorded stock compensation expense on the forfeiture of an unexercised option of $898,801 in 2002.

        SFAS 123 requires that the pro forma compensation expense be recognized over the vesting period based on the fair value of options granted to employees. The pro forma compensation expense presented above has been estimated using the Black Scholes option pricing model. In order to perform the calculation, the following weighted average assumptions were used for fiscal years 2004, 2003 and 2002.

                                                          JULY 31, 2004         JULY 31, 2003        JULY 31, 2002
                                                        ----------------     -----------------    -----------------

        Risk-free interest rate                                 4.40%                 4.80%               4.75%
        Dividend yield                                             -%                    -%                  -%
        Volatility factor of the expected market
           price of the Corporation's common stock                52%                   87%                 89%
        Term to maturity                                      7 YEARS               7 years             7 years

        RECENT ACCOUNTING PRONOUNCEMENTS

        In May 2003, the FASB issued the SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity". This statement establishes standards for how an issuer classifies and measures in its balance sheet certain financial instruments with characteristics of both liabilities and equity. In accordance with the standard, financial instruments that embody obligations for the issuer are required to be classified as liabilities. This statement is effective for financial instruments entered into or modified after May 31, 2003, and will otherwise be effective at the beginning of the first period commencing after June 15, 2003. The adoption of SFAS 150 did not have an impact on the Corporation's business, results of operations or financial position.

SAND TECHNOLOGY INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED JULY 31, 2004, 2003 AND 2002
(IN CANADIAN DOLLARS)
--------------------------------------------------------------------------------

13.     RECONCILIATION OF CANADIAN AND UNITED STATES
        GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (CONTINUED)

        In January 2003, the FASB issued Interpretation ("FIN") No. 46 "Consolidation of Variable Interest Entities." FIN 46 clarifies the application of Accounting Research Bulletin No. 51 - Consolidated Financial Statements to those entities defined as "Variable Interest Entities" (more commonly referred to as special purpose entities) in which equity investors do not have the characteristics of a "controlling financial interest" or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. FIN 46 applies immediately to all Variable Interest Entities created after January 31, 2003, and by the beginning of the first interim or annual reporting period commencing after June 15, 2003 for Variable Interest Entities created prior to February 1, 2003. The adoption of FIN 46 did not have an impact on the Corporation's business, results of operations or financial position.

ITEM 19.          EXHIBITS

EXHIBITS

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

          4.9******              Purchase Agreement dated November 22, 2000 with Sprott Securities Inc.

          4.10******             Escrow Agreement dated November 22, 2000 among the Registrant,  Sprott  Securities and Aird & Berlis


          4.11******             Escrow Agreement dated November 28, 2000 among the Registrant,  Sprott  Securities and Aird & Berlis

          4.12*******            Purchase and Sale Agreement  dated July 31, 2003 between Sand  Technology Inc. and
                                 ClarityBlue Holdings Limited

          4.13*******            Shareholder  Rights Plan Agreement  between Sand  Technology  Inc. and CIBC Mellon dated November 17, 2003

          6.1                    Statement detailing computation of per share earnings

          8.1                    Subsidiaries

          11.1*******            Standards of Ethical Conduct

          12.1                   Certification  of  Chief  Executive   Officer  Pursuant  to  Section  302  of  the
                                 Sarbanes-Oxley Act of 2002

          12.2                   Certification  of  Chief  Financial   Officer  Pursuant  to  Section  302  of  the
                                 Sarbanes-Oxley Act of 2002

          13.1                   Certification  of  Periodic  Financial  Report  Pursuant  to  Section  906  of the
                                 Sarbanes-Oxley Act of 2002, U.S.C. Section 1350

          13.2                   Certification  of  Periodic  Financial  Report  Pursuant  to  Section  906  of the
                                 Sarbanes-Oxley Act of 2002, U.S.C. Section 1350

          15.1                   Consent of Deloitte & Touche

          15.2*******            Audit Committee Charter

          15.3*******            Board of Directors Charter

------------------------------------------------------

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

**** Incorporated by reference from the Registrant's Form S-8 Registration Statement (333-8538).

***** Incorporated by reference from the Registrant's Form 20-F Annual Report for the fiscal year ending July 31, 2000.

****** Incorporated by reference from the Registrant's Form F-3 Registration Statement (333-51014).


******* Incorporated by reference from the Registrant's Form 20-F Annual Report for the fiscal year ending July 31, 2002.

******* Incorporated by reference from the Registrant's Form 20-F Annual Report for the fiscal year ending July 31, 2003.

                                   SIGNATURES


The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on Form 20-F on its behalf.



                                              SAND TECHNOLOGY INC.





                                              /s/ Arthur G. Ritchie
                                              ----------------------------------
January 27, 2005                              Arthur G. Ritchie
                                              Chairman of the Board,
                                              President and Chief Executive
                                              Officer