Form 20-F
period 2005-07-31
SAND TECHNOLOGY INC
filed 2006-01-30
CIK 753050

                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                    FORM 20-F

[   ]   REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g)
        OF THE SECURITIES EXCHANGE ACT OF 1934

                                       OR

[ X ]   ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE
        SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended July 31, 2005

                                       OR

[   ]   TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE
        SECURITIES  EXCHANGE ACT OF 1934

                                       OR

        SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report..........

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

                       CLASS A COMMON SHARES - 12,818,189

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act

                 Yes                                  No   X
                     -----                               -----

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15
(d) of the Securities Exchange Act of 1934.

                 Yes                                  No   X
                     -----                               -----

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

                 Yes   X                               No
                     -----                               -----

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a no-accelerated filer.

Large accelerated filer   X            Accelerated       Non-accelerated filer
                        -----          filer

If this report is an annual report, indicate by check mark whether the registrant is a shell company.

                 Yes                                  No   X
                     -----                               -----

                                TABLE OF CONTENTS

PART I........................................................................4
         ITEM 1.      IDENTITY OF DIRECTORS, SENIOR MANAGEMENT
                      AND ADVISERS............................................4
         ITEM 2.      OFFER STATISTICS AND EXPECTED TIMETABLE.................4
         ITEM 3.      KEY INFORMATION.........................................4
         ITEM 4.      INFORMATION ON THE COMPANY.............................16
         ITEM 5.      OPERATING AND FINANCIAL REVIEW AND PROSPECTS...........23
         ITEM 6.      DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES.............32
         ITEM 7.      MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS......42
         ITEM 8.      FINANCIAL INFORMATION .................................43
         ITEM 9.      THE OFFER AND LISTING..................................44
         ITEM 10.     ADDITIONAL INFORMATION.................................45
         ITEM 11.     QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT
                      MARKET RISK............................................55
         ITEM 12.     DESCRIPTION OF SECURITIES OTHER THAN EQUITY
                      SECURITIES.............................................56

PART II......................................................................56
         ITEM 13.     DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES........56
         ITEM 14.     MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY
                      HOLDERS AND USE OF PROCEEDS............................56
         ITEM 15.     CONTROLS AND PROCEDURES................................59



         ITEM 16 A.   AUDIT COMMITTEE FINANCIAL EXPERT.......................60
         ITEM 16 B.   CODE OF ETHICS.........................................60
         ITEM 16 C.   PRINCIPAL ACCOUNTANT FEES AND SERVICES.................60
         ITEM 16 D.   EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT
                      COMMITTEES.............................................61
         ITEM 16 E.   PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND
                      AFFILIATED PURCHASERS..................................61


PART III.....................................................................62
         ITEM 17.     FINANCIAL STATEMENTS...................................62
         ITEM 18.     FINANCIAL STATEMENTS...................................62
         ITEM 19.     EXHIBITS...............................................89

            CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

     Certain statements contained in this Annual Report on Form 20-F are "forward-looking statements" within the meaning of the United States Securities Act of 1933 and of the United States Securities Exchange Act of 1934. The forward-looking statements are intended to be subject to the safe harbour protection provided by these Acts. We have based these forward-looking statements on our current expectations and projections about future results, levels of activity, events, trends or plans. Such forward-looking statements are not guarantees and are subject to known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Sand Technology Inc. ("SAND") to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as "guidance", "may", "will", "should", "could", "would", "expect", "plan", "anticipate", "believe", "estimate", "continue", or the negative of such terms or other similar expressions. All forward-looking statements included in this discussion are based on current expectations and on information available to the Corporation on January 26, 2006. For a more detailed discussion of these risks and uncertainties and other business risks, see Item 3 - "Risk Factors" and Item 5 - "Trend Information". Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date made. Except as required by applicable laws, we do not intend to publish updates or revisions of any forward-looking statement we make to reflect new information, future events or otherwise.

                                      * * *

     SAND Technology and Nucleus are registered trademarks, and SAND Analytic Server, SAND Searchable Archive, SAND DNA, See what's on the Horizon, analytics @ the speed of business and all related Sand and Nucleus-based marks and designs are trademarks of Sand Technology Inc. All other trademarks are the property of their respective owners.

                                     PART I

ITEM 1.  IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

         Not Applicable

ITEM 2.  OFFER STATISTICS AND EXPECTED TIMETABLE

         Not Applicable

ITEM 3.  KEY INFORMATION

A.  SELECTED FINANCIAL DATA

     Our audited consolidated financial statements for the 2005 fiscal year and the notes relating to them (the "Financial Statements"), which are included at Item 18 are presented in accordance with Canadian generally accepted accounting principles

("Canadian GAAP"). The monetary figures throughout this Annual Report on Form 20-F are presented consistent with Canadian GAAP except where otherwise indicated.

     The following data expressed in Canadian dollars are derived from the Financial Statements that have been audited by Deloitte & Touche LLP, our auditors. The information set forth below is not necessarily indicative of the results of future operations and should be read in conjunction with, and is qualified in its entirety by, the Financial Statements found elsewhere in this Annual Report on Form 20-F.

                                               (Dollars in Thousands (000's) except for Per Share Data and Rates of Exchange)
                                                                              FISCAL YEAR ENDED
                                         -----------------------------------------------------------------------------------------
                                            7/31/05            7/31/04             7/31/03            7/31/02           7/31/01
                                         --------------    ----------------   -----------------   ---------------    -------------
                                              CA                 CA                  CA                 CA                CA
Rates of exchange
   At period end -- US$                       $1.22               $1.33               $1.40              $1.58            $1.53
   Average for the period                     $1.24               $1.34               $1.50              $1.57            $1.52

Results of Operations
   Revenue                                   $6,096              $5,349             $31,683            $13,922          $11,259
   Research and Development Costs           ($3,272)            ($3,309)            ($3,311)           ($4,888)         ($3,924)
   Selling, General and Administrative
   Expenses                                 ($8,318)            ($7,605)           ($16,582)          ($16,033)        ($11,202)
   Amortization                               ($277)              ($242)            ($1,077)           ($1,505)         ($1,160)
   Cost of Sales and Product Support        ($1,754)            ($1,652)           ($12,510)           ($6,474)         ($4,120)
   Loss from operations                     ($7,525)            ($7,459)            ($1,797)          ($14,978)         ($9,147)

Other Income (Expense)                         $162                $329               ($167)              $166             $624

Equity and Gain on Sale of Subsidiaries                                             $11,757

Net Income (Loss)                           ($7,363)            ($7,130)             $9,793           ($14,812)         ($8,523)

Financial Position
   Working Capital                           $4,205             $11,523             $19,133             $7,562          $22,204
   Total Assets                              $7,935             $15,991             $24,026            $15,528          $29,932
   Total Liabilities                         $3,100              $3,632              $4,344             $5,584           $5,237
   Shareholders' Equity                      $4,835             $12,359             $19,682             $9,944          $24,695

Basic and diluted earnings (Loss)            ($0.57)             ($0.55)              $0.74             ($1.12)          ($0.71)
   per Share
Weighted Average Number of Shares
outstanding during each period (000's)       12,860              13,080              13,189             13,186           12,079

The same data, presented in conformity with US GAAP, is shown on the next page.

                                               (Dollars in Thousands (000's) except for Per Share Data and Rates of Exchange)
                                                                              FISCAL YEAR ENDED
                                         -----------------------------------------------------------------------------------------
                                            7/31/05            7/31/04             7/31/03            7/31/02           7/31/01
                                         --------------    ----------------   -----------------   ---------------    -------------
                                              CA                 CA                  CA                 CA                CA
Rates of exchange
   At period end -- US$                          $1.22             $1.33               $1.40               $1.58            $1.53
   Average for the period                        $1.24             $1.34               $1.50               $1.57            $1.52

Results of Operations
   Revenue                                      $6,096            $5,349             $31,683             $13,922          $11,259
   Research and Development Costs              ($3,272)          ($3,309)            ($3,311)            ($4,888)         ($3,924)
   Selling, General and Administrative
   Expenses                                    ($8,318)          ($7,605)           ($16,582)           ($16,033)        ($11,202)
Amortization                                     ($277)            ($242)            ($1,077)            ($1,505)         ($1,160)
   Cost of Sales and Product Support           ($1,754)          ($1,652)           ($12,510)            ($6,474)         ($4,120)
   Loss from Operations                        ($7,525)          ($7,459)            ($1,797)           ($14,978)         ($9,147)

Other Income (Expense)                            $162              $329               ($167)               $166             $624

Equity and Gain on Sale of
    Subsidiaries                                                                     $11,757

Net Income (Loss)                              ($7,363)          ($7,130)             $9,793            ($14,812)         ($8,523)

Financial Position
   Working Capital                              $4,205           $11,523             $19,133              $7,562          $22,204
   Total Assets                                 $7,935           $15,991             $24,026             $15,528          $29,932
   Total Liabilities                            $3,100            $3,632              $4,344              $5,584           $5,237
   Shareholders' Equity                         $4,835           $12,359             $19,682              $9,944          $24,695

Basic and diluted earnings (Loss)
    per Share                                   ($0.57)           ($0.55)              $0.74              ($1.12)          ($0.71)
Weighted Average Numbers of Shares
   outstanding during each period (000's)       12,860            13,080              13,189              13,186           12,079

Canadian Equivalent of U.S. $1.00

MONTH ENDED                                               HIGH                                   LOW
-----------                                               ----                                   ---
December 2005                                           $1.1731                                $1.1518
November 2005                                           $1.1937                                $1.1669
October 2005                                            $1.1882                                $1.1647
September 2005                                          $1.1888                                $1.1627
August 2005                                             $1.2185                                $1.1871
July 2005                                               $1.2436                                $1.2027

                                                                       YEAR ENDED JULY 31
                                               ---------------------------------------------------------------------
                                                2005           2004            2003            2002            2001
                                                ----           ----            ----            ----            ----
Average                                        $1.24           $1.34           $1.50           $1.57           $1.52

On January 20, 2006, the exchange rate was CDN $1.1527 for U.S. $1.00.

B.  CAPITALIZATION AND INDEBTEDNESS

         Not applicable.

C.  REASONS FOR THE OFFER AND USE OF PROCEEDS

         Not applicable.

D.  RISK FACTORS

    In addition to the other information in this Report, the following factors should be considered in evaluating SAND and our business. The risks and uncertainties described below are not the only ones facing us. Additional risks and uncertainties of which we are not presently aware or that we currently consider immaterial, may also impair our business, our operating results and financial condition.


RISKS ASSOCIATED WITH OUR FINANCIAL RESULTS

o WE HAVE NOT BEEN PROFITABLE IN FOUR OUT OF OUR LAST FIVE FISCAL YEARS AND WE HAVE SOLD SOME LIQUID INVESTMENTS AND ASSETS TO FUND OUR OPERATIONS. WE MAY HAVE TO OBTAIN ADDITIONAL FINANCING TO FUND OUR FUTURE OPERATIONS.

    Because we have not been profitable in four out of our last five fiscal years, we have had to fund our losses through a combination of sales of liquid investments and assets. We incurred losses of $8,522,676 in fiscal 2001, $14,812,001 in the fiscal 2002, $7,129,930 in fiscal 2004 and
$7,363,054 for the fiscal year ended July 31, 2005. Although, fiscal year 2003 was profitable, the profit was due to the gain from the sale of ClarityBlue, which amounted to $11,757,280. Had we not sold ClarityBlue, we would have shown a loss of $1,964,199. We expect to continue to incur losses in the near future and possibly longer. Although our expenses materially decreased as a result of the sale of ClarityBlue, so did our revenue base and additional efforts will have to be made to grow our sales force and build our marketing efforts to address the North American and international markets as well as other specific markets in order to achieve future sales growth. If our efforts are not successful in continuing to create additional revenues, we may be unable to achieve profitability in the future. If we do not achieve profitability in the future, we would have to obtain additional financing to fund our operations.

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

o    OUR PRODUCT SALES CYCLE IS LENGTHY.

    The purchase of our products often requires significant, executive-level investment and system design decisions by our customers. Sales take a long time to conclude because we must provide a significant level of education about the use and benefits of our products. We believe that many companies are not yet fully aware of the benefits of enterprise-wide business intelligence solutions, nor have such companies yet deployed business intelligence solutions on an enterprise-wide basis. Accordingly, the sales cycle associated with the purchase of the SAND Analytic Server and the SAND Searchable Archive is typically three to nine months in length. During this period, a potential sale is subject to a number of significant risks over which we have little or no control, including customers' budgeting constraints and internal acceptance review procedures including, in some instances, approval by the board of directors of the customer. Based in part upon, among other things, our lengthy sales cycle, the timing of sales is difficult to predict and our earnings and operating results could vary significantly from quarter to quarter during our current fiscal year. As a result of the long sales cycle, it may take us a substantial amount of time to generate revenue from our sales effort.

o    WE MUST CONTINUE TO MAINTAIN AND GROW OUR INDIRECT SALES CHANNELS.

    Our success in maintaining our indirect channels, value-added resellers, resellers and distributors is important to our ability to achieve revenue growth and improved operating margins on product sales. Despite the fact that we continue to invest significant resources to develop our indirect channels, we may not be able to continue to attract and retain additional companies in our indirect channels that will be able to market our SAND Analytic Server and SAND Searchable Archive effectively and will be qualified to provide timely and cost-effective customer support and services. In addition, our agreements with companies in our indirect channels do not restrict such companies from distributing competing products, and in many cases, these agreements may be terminated by either party without cause. We may not be able to successfully expand our sales through indirect channels, and failure to do so could have a material adverse effect on our business, operating results and financial condition.

o    WE OPERATE IN A HIGHLY COMPETITIVE MARKET.

    We compete in the highly competitive computer software industry as a result of bringing our SAND Analytic Server and SAND Searchable Archive to market. The market in which we operate is still developing and is intensively competitive, highly fragmented, and characterized by rapidly changing technology and evolving standards. Our current and potential competitors offer a variety of software solutions and generally fall within several categories:

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

    We compete primarily on the basis of product features, time to market, ease of use, product performance, product quality, analytical capability, user scalability, open architecture, customer support and price. While we believe we presently compete favourably with respect to each of these factors, some potential customers may be reluctant to work with us due to our fluctuating stock price or our financial condition.

    We cannot assure you that we will be able to compete successfully against current and future competitors, and the failure to do so could have a material adverse effect on our business, operating results and financial condition.

o AS WE EXPAND BEYOND NORTH AMERICA, WE ARE EXPOSED TO CERTAIN RISKS INHERENT IN DOING BUSINESS ON AN INTERNATIONAL LEVEL.

    Although the sale of ClarityBlue has reduced the importance of revenues earned outside North America, these revenues are expected to be significant nonetheless in the future. Sales to customers outside of North America, including sales generated by our U.K. subsidiary, represented 89%, 72% and 52% of our total revenue for fiscal 2003, 2004 and 2005, respectively. We now have sales offices in the United Kingdom and Germany.

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

o    WE DEPEND ON THE MARKET FOR ENTERPRISE BUSINESS INTELLIGENCE.

    We are focusing our selling efforts increasingly on larger, enterprise-wide implementations of our SAND Analytic Server, our SAND Searchable Archive and our Nucleus Product Suite, and we expect such sales to constitute an increasing portion of any future revenue growth. To date, our selling efforts have resulted in limited enterprise-wide implementations of our SAND Analytic Server, our SAND Searchable Archive and our Nucleus Product Suite. While we have devoted resources to promoting market awareness of our products and the needs our products address (including training our sales personnel and demonstrating our products at industry conferences and trade shows), we cannot assure you that these efforts will be sufficient to build market awareness of the need for the enterprise-wide implementations for business intelligence or acceptance of our products. Failure of a significant market for enterprise business intelligence products to fully develop, or failure of enterprise-wide implementations of our products to achieve broad market acceptance, could have a material adverse effect on our business, operating results and financial condition.

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

o    THERE IS LIMITED PROTECTION OF OUR PROPRIETARY RIGHTS.

    We currently rely primarily on a combination of copyright and trademark laws, patents, trade secrets, confidentiality procedures and contractual provisions to protect our proprietary rights. We seek to protect our software, documentation and other written materials under trade secret and copyright laws, which afford only limited protection. We currently have seven United States patents and twenty-eight foreign patents. We cannot assure you that our patents will not be invalidated, circumvented or challenged, or that the rights granted under our patents will provide competitive advantages to us. Others may develop technologies that are similar or superior to our technology or design around any patent that may be owned by us. Despite our efforts to protect our proprietary rights, unauthorized parties may attempt to copy aspects of our products or to obtain and use information that we regard as proprietary.

Policing unauthorized use of our products is difficult, and while we are unable to determine the extent to which piracy of our software products exists, we can expect software piracy to be a persistent problem. In addition, the laws of some foreign countries do not protect our proprietary rights as fully as do the laws of the United States and Canada. There can be no assurance that our means of protecting our proprietary rights in North America or abroad will be adequate. We have entered into source code escrow agreements with a number of our customers and indirect channel partners requiring release of source code under certain conditions. The provision of source code escrows may increase the likelihood of misappropriation by third parties. Although we are not currently aware of any claims asserted by third parties that we infringe on their intellectual property, we expect that in the future software product developers will increasingly be subject to infringement claims as the number of products and competitors in our industry segment grows and the functionality of products in different industry segments overlaps. Any such claims, with or without merit, could be time consuming to defend, result in costly litigation, divert management's attention and resources, cause product shipment delays or require us to enter into royalty or licensing agreements which may not be available on terms acceptable to us, if at all. In the event of a successful claim of product infringement against us and our failure or inability to license the infringed or similar technology, our business, operating results and financial condition could be materially adversely affected.

    Finally, we may rely upon certain software that we license from third parties, including software that may be integrated with our internally-developed software and used in our products to perform key functions. We cannot assure you that these third-party software licenses will be available to us on terms acceptable to us or indeed that our suppliers will continue to support their software or remain in business. Our inability to obtain or maintain any such software licenses could result in shipment delays or reductions until equivalent software could be developed, identified, licensed and integrated, which could have a material adverse effect on our business, operating results and financial condition.


RISKS WHICH MAY AFFECT THE VALUE OF OUR CLASS A COMMON SHARES

o    SHARES ELIGIBLE FOR FUTURE SALE.

    Sales of a substantial number of our Class A common shares in the public market could adversely affect the market price for our Class A common shares.

    We are authorized to issue an unlimited number of Class A common shares, of which 12,818,189 shares are outstanding as of January 20, 2006, and we have reserved an additional 1,072,000 Class A common shares for future issuance. The issuance of these authorized or reserved shares could substantially dilute the equity interest of our existing shareholders and could result in a significant decrease to the market price of our Class A common shares. We have granted rights to purchase 1,072,000 Class A common shares to directors, officers, employees and consultants upon the exercise of options at prices ranging from US$0.69 to US$7.00 per share.

o THE PRICE OF OUR CLASS A COMMON SHARES ON THE OTC BULLETIN BOARD IS LIKELY TO BE VOLATILE.

    Our Class A common shares are currently listed on the OTC Bulletin Board ("OTCBB") under the symbol SNDTF.OB. Prior to August 9, 2005, our class A common shares were traded on the Nasdaq SmallCap Market. Our share price, which has ranged from a low of US$0.22 to a high of US$0.98 during the past twelve months, could be subject to wide fluctuations. The volume of trading in our Class A common shares on the OTCBB has not been substantial. As a result, even small dispositions or acquisitions of our class A common shares in the public market could cause the market price to fall or increase substantially. Our share price could also be subject to wide fluctuations in response to broad market and industry factors, actual or anticipated variations in quarterly operating results, volatile economic conditions, new products offered by us or our competitors, changes in financial estimates by securities analysts and other events or factors that may be beyond our control.

o    EXISTING STOCKHOLDERS WILL CONTINUE TO EXERCISE EFFECTIVE CONTROL OVER US

    Our senior management and directors, together with entities affiliated with those individuals, beneficially own approximately 29.2% of our Class A common shares. Arthur G. Ritchie, our Chairman of the Board, President and Chief Executive Officer and a director of SAND, beneficially owns approximately 18.3% of SAND's Class A common shares. Jerome Shattner, Executive Vice President, beneficially owns 8.2% of our Class A common shares, while George Wicker, a director of SAND, beneficially owns 2.1% of our Class A common shares. Other senior management or directors own approximately 0.6% of our Class A common shares. These shareholders may, as a practical matter, continue to be able to control the election of the directors of SAND and the determination of many corporate actions. This concentration of ownership could have the effect of delaying or preventing a change in control of SAND.

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

o THE RIGHTS THAT MAY HAVE BEEN AND MAY IN FUTURE BE GRANTED TO OUR SHAREHOLDERS MAY ALLOW OUR BOARD AND MANAGEMENT TO DETER A POTENTIAL ACQUISITION OF OUR COMPANY

    Our Board of Directors adopted a shareholder rights plan which was ratified by our shareholders on December 16, 2003. The approval of the renewal and confirmation of the shareholder rights plan by the directors on November 21, 2005 was ratified confirmed and approved by the shareholders at the Annual and Special Meeting of Shareholders on December 15, 2005. Under the plan, rights to purchase Class A common shares have been issued to holders of Class A common shares. The rights become exercisable under certain circumstances in which someone acquires 20% or more of our outstanding Class A common shares. As a result of the plan, anyone wishing to take-over the company may be forced under certain circumstances to negotiate a transaction with our Board of Directors and management or comply with certain bid criteria in order not to trigger the exercise of rights. This could prolong the take-over process and, arguably, deter a potential bidder.


ITEM 4.  INFORMATION ON THE COMPANY

A.  HISTORY AND DEVELOPMENT OF THE COMPANY

    SAND was incorporated on December 10, 1982 under the Canada Business Corporations Act and carried on business under the name Sand Technology Systems (Canada) Inc. until 1988. From 1988 until 1999, we used the name Sand Technology Systems International Inc. On January 1, 2000, we changed our name to Sand Technology Inc.

    Some years ago, an important part of our business was the sale and service of mainframe peripheral products manufactured by Hitachi, Ltd. of Japan, through Hitachi Data Systems Inc. ("HDS Canada"). HDS Canada marketed a broad range of information processing solutions, including enterprise servers, storage subsystems, peripheral products and professional services. SAND was the legal and beneficial owner of 40% of the issued and outstanding shares of HDS Canada; Hitachi Data Systems Corporation ("HDSC") of Santa Clara, California was the legal and beneficial owner of the remaining 60%. In August 1999, SAND sold its interest in HDS Canada to HDSC and withdrew from the mainframe computer market and the peripheral hardware market.

    We then fully shifted our focus to the design, development, marketing and support of software products that enable users to retrieve usable business information from large amounts of data and to providing specialized systems integration services related to those products. Our software products, collectively known as the SAND Analytic Server and SAND Searchable Archive, are designed to provide an efficient and cost-effective way for business users to make fast easy inquiries of large databases without the intervention of Information Technology professionals, and to store that data with orders of magnitude greater and more efficiently than what is generally possible using more traditional database products. The SAND Analytic Server, which incorporates SAND's patent-protected Nucleus database engine and other Nucleus derived products, facilitates the use of data mining, query, reporting and other classes of on-line analytical applications, thereby enabling more effective management of customer relationships, supply chains and other critical business processes. Our products permit more timely and accurate decisions across the extended enterprise, making "business intelligence" a key component of operational excellence. Customers in Europe and North America now use SAND's solutions for both analytical and operational purposes, including, amongst others, market segmentation CRM analytics, Web analytics, Business Performance Management and strategic planning. The addition in 2004 of the SAND Searchable Archive to our portfolio enhances our ability to deliver in these areas and adds capability in the efficient storage and retrieval of large amounts of historic data, facilitating regulatory and compliance applications.

    Initially SAND offered products primarily as part of a systems integration model. At the end of the 2002 fiscal year, we consolidated the systems integration portion of our business which had been growing in importance and subsequently re-branded it with the name ClarityBlue. ClarityBlue concentrated on developing a strong competitive practice utilizing the SAND Analytic Server product as an engine for its Customer Analytic offering, and was able to attract high profile customers particularly in the Telecommunications and Financial Services markets in the United Kingdom.


Sale of ClarityBlue

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

    As a result, the decision was taken to sell the ClarityBlue division by means of a management buyout to the management team operating ClarityBlue, which was completed in 2003.


B.  BUSINESS OVERVIEW

    We should be viewed as a company which has established its commitment to a rapidly evolving industry which seeks to improve the business professional's ability to make timely, fact-based business decisions and to help large enterprises maintain cost-effective and timely access to enormous amounts of data.

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


Products and Services

    We have developed a unique data storage and manipulation product known as the SAND Analytic Server, which allows user-driven queries on large amounts of data to be performed efficiently and cost-effectively. This patented breakthrough in the storage and integration of data, and in the speed and flexibility at which data can be analyzed by business users, represents the "next step" in the drive to empower managers across an organization by providing them with the data they need to be better managers.

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

    In 2004, we made available Release 3.2 of our high-performance SAND Analytic Server. Release 3.2 augments the proven scalability and query speed of previous versions of the Nucleus data management technology on which it is based, by significantly enhancing the speed of loading and updating data for analysis as well as adding further support for open industry-standard business intelligence tools through more flexible open database connectivity. This was followed in 2005 by a significant update to Version 4 (currently Release 4.2) incorporating many features to allow high-performance scalability for multiple users and huge amounts of data.

    In September 2004 we introduced a second patent protected product, the SAND Searchable Archive. This product builds on SAND's strength in advanced data management to create a highly compressed database for storing data that is not of immediate need to an organization but that will be required over time for either historic analysis or regulatory or compliance purposes, and to generally help manage the data explosion in industry by maintaining rapid access to huge volumes of "nearline" data.

    The SAND Searchable Archive is substantially smaller than a traditional relational database but can be searched directly by business users using standard "business intelligence" tools. This is a breakthrough product and technology and has particular impact on the current information technology environment where volumes of corporate data are growing at an exponential rate.

    The SAND Searchable Archive works with data from any corporate database and over time is suitable for version customization to support particular third party vendors' products. An initial contract is in place with SAP to develop a specialized version to support its customers' specific challenges in managing data growth.

    The SAND Analytic Server and the SAND Searchable Archive incorporate a number of advanced technologies. Their development has already required, and will continue to require, substantial investment in research and development.

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

    We have relocated our offices in the United Kingdom to Camberley, southwest of London. We have an office in Hamburg, Germany, through Sand Technology Deutschland GmbH.

    Sales to customers outside North America, including sales generated by our U.K. subsidiary, represented 89%, 72% and 52% of our total revenue for fiscal 2003, 2004 and 2005, respectively.

    We have alliances or commercial relationships with, among others, SAP, IBM, Microsoft, Oracle, Hyperion Software, ATOS Origin, DunnHumby, FDI and TopEnd Solutions. The United States General Services Administration (GSA) has officially approved the addition of the SAND Analytic Server and the SAND Searchable Archive to a GSA Supply Schedule. In addition, we now have marketing arrangements in place with a number of recognized systems integration partners who have trained personnel in the marketing and deployment of our products.

    Our long term direction for our high performance analytical infrastructure products is to ensure that these products become a recognized platform for advanced analytical applications and strategic systems integration assignments. While we will continue to a limited degree to pioneer vertical and application markets through our own direct sales efforts, our long term distribution strategy is to engage a network of industry-leading analytical solutions providers, both application vendors and systems integrators, to incorporate the SAND Analytic Server and the SAND Searchable Archive as a key part of their offering.


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

    The Company has been issued seven United States patents and twenty-eight foreign patents which provide protection for the SAND Analytic Server and the SAND Searchable Archive which incorporate the Nucleus database engine and other Nucleus derived products.

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

    The Company holds registered trademarks and trademarks. SAND Technology and Nucleus are registered trademarks, and Nucleus Server, N:VECTOR, Nucleus Exploration Warehouse, Nucleus Exploration Mart, Nucleus Exploration Data Warehouse, Nucleus Octopus, SAND Online and MPSO are registered trademarks of Sand Technology Inc. and Nucleus Virtual Database (VDB), NUCLEUS POWERED!, Nucleus Adviser, SAND Analytic Server, SAND Searchable Archive, SAND DNA, SAND Analytic Warehouse, See what's on the Horizon, analytics @ the speed of business, and all related SAND and Nucleus-based marks and designs are trademarks of Sand Technology Inc.


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


D.  PROPERTY, PLANTS AND EQUIPMENT

    As at July 31, 2005, we leased a total of approximately 17,073 square feet of office space in four cities across North America, approximately 90 square feet in the United Kingdom and 828 square feet in Germany. The weighted average annualized cost per square foot of the space occupied is $22.97 including real estate taxes and operating expenses. No lease extends beyond March 31, 2011.

ITEM 5.  OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A.  OPERATING RESULTS

    The following discussion should be read in conjunction with the consolidated financial statements beginning at page F-1, the Cautionary Statement Regarding Forward-Looking Statements above and the Risk Factors described in Item 3 above.


CRITICAL ACCOUNTING POLICIES

    We periodically review our financial reporting and disclosure practices and accounting policies to ensure that our financial reporting and disclosure system provides accurate and transparent information relative to the current economic and business environment. As part of the process, we have reviewed our selection, application and communication of critical accounting policies and financial disclosures. We note that we have determined that our critical accounting policies relating to our core ongoing business activities are primarily those that relate to revenue recognition. Other significant accounting policies are described in Note 1 to our consolidated financial statements. Recent and future accounting pronouncements are described and discussed in Notes 1 and 13 of our consolidated financial statements.

REVENUE RECOGNITION

SOURCES OF REVENUE

    In the fiscal year ended July 31, 2005, our revenue was primarily derived from the licensing of our products, the provision of related services, including installation, training and maintenance support. We recognize revenue from our license agreements when all the following conditions are met:

o    We have an executed license agreement with the customer;
o    We have delivered the software product to the customer;
o The amount of the fees to be paid by the customer is fixed and determinable; and
o    Collection of these fees is deemed probable.

    Often, software license agreements are multiple-element arrangements since they include related maintenance and implementation fees. In those cases, the entire arrangement fee is allocated to each element based on the relative fair values of license, maintenance and implementation based on vendor-specific objective evidence, which is determined based on the price charged when an element is sold separately.

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

    For all contracts we make a determination as to whether the service element is essential to the functionality of the other elements of the arrangement. We also make a determination, including the contractual commitment to refund or pay penalties, related to the successful delivery under each agreement. Where the service element is essential or where the arrangement involves significant customization or modification of the software, recognition of revenue is based on using the percentage of completion method based on inputs. For those contracts, there will likely be an increase in the time between when the contract is signed and when we record the revenue.

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


RESULTS OF OPERATIONS
FISCAL 2005 COMPARED WITH FISCAL 2004

Revenue

    Our sales in fiscal 2005 were $6,096,033, an increase of 14% from sales of $5,349,214 in fiscal 2004.

    Our sales in fiscal 2005 in North America were $2,899,252, an increase of 93% from sales of $1,503,184 in fiscal 2004. In Europe, sales in fiscal 2005 were $3,196,781, a decrease of 17% from sales of $3,846,030 in fiscal 2004.

    The increase in our revenues for fiscal 2005 is associated primarily with the implementation of our change in SAND's business model. In North America the increase in revenue stems mostly from sales of product upgrades to existing customers and professional services, while we continue to fully engage other opportunities through our partners. Last year our newly established United Kingdom Office was in a transitional stage and primarily focusing on positioning itself following the sale of ClarityBlue and selling product upgrades to the existing client base. This year, the United Kingdom office was restarting its business development process to get new customers and the selling process has been longer than anticipated, thus creating a shortfall in the overall European revenues. This shortfall has been partially offset by increased revenues from our German operations.

Selling, General and Administrative Expenses

    Selling, general and administrative expenses include salaries, commissions and other personnel-related costs, the impact of foreign exchange gains and losses, travel expenses, advertising programs and other promotional activities associated with the selling and marketing of our products. Selling, general and administrative expenses increased by 9% to $8,317,831 for the fiscal year ended July 31, 2005 from $7,604,541 for the fiscal year ended July 31, 2004. The increase is primarily due to higher sales related costs such as commissions and marketing efforts to address different industry segments in North America and at the international level. During fiscal 2006, we anticipate that selling, general and administrative expenses will decline in absolute dollars as the impact of the cost reduction measures we executed in 2005 will show its full effect.

Research and Development Expenses

    Research and development expenses consist primarily of salaries and other personnel-related costs of technical and engineering personnel associated with our research and product development activities, including the enhancement and localization of existing products, quality assurance, and testing. Research and development expenses remained relatively stable at $3,272,102 for the fiscal year ended July 31, 2005 compared to $3,308,789 for the fiscal year ended July 31, 2004. The relatively constant amount devoted to research and development expenses in absolute dollars reflects an actual reduction in costs of over 6% offset by a lower level of tax incentives received. This level of expenditures also reflects the current stage of development of the SAND Analytic Server and the SAND Searchable Archive. We believe that significant investment for research and development is important to maintain product and technical leadership and expect that we will continue to commit significant resources to research and development in the future. However, for fiscal 2006 we expect that research and development expenditures will decline in absolute dollars as the impact of the cost reduction measures we executed in 2005 will show its full effect.


Cost of Sales

    Cost of sales consists primarily of the costs related to the sale of third-party software, including certain license fees and royalties, and costs related to providing support services. Cost of sales increased by 6% to $1,754,138 for the fiscal year ended July 31, 2005 from $1,652,369 for the fiscal year ended July 31, 2004. This increase, which reflects the increase in revenue, is primarily due to increased costs associated with software licenses and salaries and other personnel-related expenses incurred in providing support and maintenance services. Cost of sales may vary due to the mix of services provided by SAND's personnel relative to those provided by outside consultants and to varying levels of expenditures necessary to build the service sector.

Operations

    Losses from operations were higher for the fiscal year ended July 31, 2005, reaching an amount of $7,525,314 as compared to a loss of $7,458,973 for the fiscal year ended July 31, 2004. These results continue to reflect the transitional nature of the business and distribution model of SAND. During 2005, we took measures to reduce our overall cost base to enable us to lower the level at which we will be profitable. Once profitability is reached, we will start reinvesting in commercial activities to a level that will favour growth in revenues and profitability. Also, the Company incurred expenditures in improving our SAND Analytic Server, bringing our SAND Searchable Archive to market and in establishing the infrastructure associated with our direct sales force in different industry segments. There can be no assurance that we will be profitable on a quarterly or annual basis in the future. Future operating results will depend on many factors, including the demand for our products, the level of product and price competition, our success in selling our products, namely the SAND Analytic Server and the SAND Searchable Archive, and establishing our direct sales force and distribution channels, the state of the market for our products and general economic conditions.


FISCAL 2004 COMPARED WITH FISCAL 2003

Revenue

    Our sales in fiscal 2004 were $5,349,214, a decrease of 83% from sales of $31,682,536 in fiscal 2003.

    Our sales in fiscal 2004 in North America were $1,503,184, a decrease of 56% from sales of $3,423,142 in fiscal 2003. In Europe, sales in fiscal 2004 were $3,846,030, a decrease of 86% from sales of $28,259,394 in fiscal 2003.

    The substantial decrease in our revenues for fiscal 2004 is associated primarily with the change in business model. Our ClarityBlue division generated significant revenue in fiscal 2003 associated with its systems integration and implementation assignments in Europe. Although our new model allows these types of assignments, the significance of these systems integration and implementation revenues have decreased substantially. In North America, the decrease in revenue stems from caution related to sales and marketing expenses while we fully engage the new partner sales model.

Selling, General and Administrative Expenses

    Selling, general and administrative expenses include salaries, commissions and other personnel-related costs, the impact of foreign exchange gains and losses, travel expenses, advertising programs and other promotional activities associated with the selling and marketing of our SAND Analytic Server and SAND Searchable Archive. Selling, general and administrative expenses decreased by 54% to $7,604,541 for the fiscal year ended July 31, 2004 from $16,581,789 for the fiscal year ended July 31, 2003. The decrease is primarily due to the disposal of ClarityBlue and lower sales related costs such as commissions. The decrease was partially offset by the increased costs associated with marketing and sales efforts to address different industry segments in North America and at the international level.

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

B.  LIQUIDITY AND CAPITAL RESOURCES

    Cash and cash equivalents at July 31, 2005 were $5,615,912 compared with $12,601,393 at July 31, 2004. The decrease is mainly due to operating activities, which used cash in an amount of $6,699,096. Investing activities used cash in an amount of $70,578 while financing activities used $215,807. We believe that we have sufficient internal resources available to fund our expected working capital requirement through fiscal 2006

    We are not subject to material market risk exposures, except for risks related to interest rate fluctuations and foreign currency exchange rates.

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

    Our international sales are generally denominated and collected in foreign currencies. We have not historically undertaken foreign exchange hedging transactions to cover the potential foreign currency exposure. In fiscal 2005, we incurred a loss on foreign currency translations from our foreign subsidiaries in an amount of $175,989.

    On October 15, 2002, the Company announced an open market share repurchase program under which it could repurchase, up to a maximum of 692,345 of its outstanding Class A common shares from October 23, 2002 to October 23, 2003. During this period, a total of 115,200 Class A common shares had been repurchased at an average price of US$1.03 per share.

    On December 17, 2003, the Company announced a new share repurchase program under which it could repurchase up to a maximum of 654,710 of its outstanding Class A common shares from December 22, 2003 to December 22, 2004. During this period, a total of 276,038 Class A common shares had been repurchased at an average price of US$0.88 per share.

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

    Research and development expenses consist primarily of salaries and other personnel-related costs of technical and engineering personnel associated with our research and product development activities, including the enhancement and localization of existing products, quality assurance, and testing. Research and development expenses remained relatively stable at $3,272,102 for the fiscal year ended July 31, 2005 compared to $3,308,789 for the fiscal year ended July 31, 2004. As a percentage of total revenues, research and development expenses decreased to 54% for the year ended July 31, 2005 compared to 62% for the year ended July 31, 2004. We believe that significant investment for research and development is essential to maintain product and technical leadership and expect that we will continue to commit substantial resources to research and development in the future. For fiscal 2006, we expect that research and development expenditures will decline in absolute dollars as the impact of the cost reduction measures we executed in 2005 will show its full effect.


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

    We sold ClarityBlue on July 31, 2003 to a group of investors which included members of senior management of ClarityBlue. SAND is now able to focus its resources around the SAND Analytic Server and the SAND Searchable Archive product set while considerably reducing its operational run-rate.

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

F.  TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

    The Company is committed under operating leases for a total amount of approximately $1,394,000. The minimum payments due in each of the following years are as follows:

                                                       $
                                                    -------
                            2006                    370,000
                            2007                    292,000
                            2008                    244,000
                            2009                    244,000
                            2010                    244,000


ITEM 6.  DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.  DIRECTORS AND SENIOR MANAGEMENT

    The following table sets forth information as of January 20, 2006 concerning the directors and senior management of the Company:

                                                                                           CLASS A COMMON SHARES
                                                                                           BENEFICIALLY OWNED OR
                                                                                           OVER WHICH CONTROL OR
            NAME                  PRINCIPAL OCCUPATION             DIRECTOR SINCE          DIRECTION IS EXERCISED
            ----                  --------------------             --------------          ----------------------
Arthur G. Ritchie         Director, Chairman of the Board,            1983                        2,348,388
                          President and Chief Executive
                          Officer of Sand

Tom Ivaskiv               Director, Business Consultant               2005                           45,300

Marc Malouin              Director, Vice-President,                   2005                                -
                          Finance, Algo Group Inc.

Douglas S. Pryde          Director, Barrister and Solicitor           2001                                -

Jerome Shattner           Director, Executive                         2000                        1,048,000
                          Vice-President of Sand

Martin Shindler           Director, Accountant and                    1987                            5,950
                          Business Consultant

George Wicker             Director, Attorney and Business             1996                          274,950
                          Consultant


Gilles Therrien           Vice-President, Finance and                 ---                             1,000
                          Administration and Chief
                          Financial Officer, Sand

Michael McCool            Chief Scientist for Nucleus, Sand           ---                                 -

Georges Dube              Corporate Secretary, Sand                   ---                            19,000

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

    Tom Ivaskiv has been a Business Consultant since the completion of his term as Interim President and Chief Executive Officer of ITF Optical Technologies Inc. on September 30, 2005. Prior to that, he served as Chief Executive Officer of MEI Information Technologies Inc. from August 2004 to April 2005. Prior to that, he was President and Chief Executive Officer of AD OPT Technologies Inc. from 1997 to 2004. Mr. Ivaskiv ended his ten years (1986-1996) at Glendale International Corporation as Executive Vice President, responsible for Strategic Planning and Mergers & Acquisitions.

    Marc Malouin is Vice President, Finance of Algo Group Inc. He was with Ernst & Young for ten years before assuming senior financial positions with Bombardier Inc., Quebecor inc. and Provigo. Mr. Malouin holds CA and CPA degrees and he is the Chairman of the Audit Committee of SAND.

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


B.  COMPENSATION

    For the fiscal year ended July 31, 2005, the aggregate cash remuneration including salaries and bonuses accrued by SAND for payment to six (6) executive officers relative to services rendered in all capacities to the Company and its subsidiaries during all or part of the fiscal year as applicable, was $962,034.

    For the period between August 1 and December 31, 2004 each director, other than those directors who are salaried executive officers of SAND, was paid a basic annual retainer of $5,000 for serving as a director plus an additional amount of $1,500 per year for serving as a member of a standing committee of the Board of Directors.

    Since January 1, 2005, each director, other than those directors who are salaried officers of SAND, are paid a basic annual retainer of $15,000 for serving as a director. The Chairman of the Audit Committee is paid an additional amount of $5,000 per year.

    The aggregate value of other compensation did not exceed the lesser of $10,000 times the number of executive officers or ten percent (10%) of the cash compensation paid to such executive officers.

    No amounts have been set aside or accrued by the Company or its subsidiaries to provide pension, retirement or similar benefits to its directors or executive officers.


Employment Agreement

    Arthur G. Ritchie, Chairman of the Board, President and Chief Executive Officer and a Director of SAND, entered into an employment agreement ("the Agreement") with SAND upon the expiry of his previous employment agreement on December 31, 1993. The Agreement, effective January 1, 1994 was for an initial term of five (5) years and is automatically extended for additional periods of twelve (12) months each unless SAND or Mr. Ritchie shall have given the other a notice of termination of the Agreement not less than three (3) months prior to the end of its term. The Agreement provides that Mr. Ritchie shall be paid an annual base salary, such bonuses as may from time to time be payable pursuant to any bonus program which is offered to senior officers or as may from time to time be payable at the discretion of the Board of Directors and a fee of one percent (1%) of the gross revenues resulting from the licensing, sale or other disposition of the Nucleus Data Base System for so long as the System is delivered as a stand-alone product of the Company. Mr. Ritchie was paid a base salary of $212,910, $218,153 and $218,153 during each of the fiscal years ended July 31, 2005, 2004 and 2003 and the Board of Directors approved the payment of a cash bonus of $395,973 to Mr. Ritchie for the fiscal year ended July 31, 2003. Mr. Ritchie does not hold any outstanding stock options, which have not been exercised under the 1996 Stock Incentive Plan or the 1996 Stock Option Plan of the Company. No payments have been made to date relative to the licensing, sale or other dispositions of the Nucleus Data Base Systems. In the event the employment of Mr. Ritchie (i) is terminated by SAND for any reason other than for Cause (as defined in the Agreement) or death or (ii) is terminated by Mr. Ritchie for Good Reason (as defined in the Agreement), Mr. Ritchie will be entitled to receive, among other things, a lump sum payment equivalent to two
(2) times the sum of his then current annual base salary and the amount of the bonuses received by him in the immediate past year and Mr. Ritchie shall continue for a period of two (2) years to participate in all benefit plans and programs of SAND to the extent such participation is possible, and, if such continued participation is barred, to receive amounts equal to the out-of-pocket costs of participation in plans and programs providing substantially similar benefits. On January 1, 2006, the employment of Mr. Ritchie was automatically extended to January 1, 2007 on terms similar to those in the Agreement.


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

    On November 21, 2005, the Board of Directors approved an amendment to the 1996 Stock Incentive Plan to extend the life of the 1996 Stock Incentive Plan for an additional period of ten (10) years. This amendment was confirmed, approved and ratified by the shareholders of the Company at the Annual and Special Meeting of the Shareholders held on December 15, 2005.

    The Incentive Plan is now administered by the Governance, Nomination, Human resources and Compensation Committee of the Board of Directors each of whose members is a "disinterested person" as defined under the UNITED STATES SECURITIES AND EXCHANGE ACT OF 1934 and an "outside director" as defined in the UNITED STATES INTERNAL REVENUE CODE. The former Options Committee has been dissolved. The Incentive Plan permits the granting of incentive stock options on terms designed to gain certain advantages under United States Federal income tax law.

    The term and number of Common Shares covered by each option, as well as the permitted frequency of exercise of such options, are determined by the Committee at the time the options are granted to the recipients. The number of Common Shares which may be subject to option in favour of a single recipient may not exceed 5% of the outstanding Common Shares of the Company. The exercise price of each option for Common Shares is not less than the closing price of the Common Shares on the trading day prior to the day the option is granted or, if there was no transaction on that day, the average of the bid and ask prices on that day, less any discount as decided by the Board of Directors within the extent permitted by the applicable regulatory provisions. Options granted under the Incentive Plan may not be assigned or pledged. No financial assistance is available to recipients in connection with the exercise of an option. The Company may terminate the Incentive Plan at any time, subject to vested rights.

    As at January 20, 2006, 572,000 options had been granted and remained outstanding under the Incentive Plan and 504,000 options remained available for grant.

    During the fiscal year ended July 31, 2005, the Committee granted options to purchase an aggregate of 25,000 Common Shares to one (1) individual at an exercise price of US$1.00 per share which were not less than the respective closing price of the Common Shares on the Nasdaq Market System on the day prior to the grant. 447,500 options were cancelled. No options were exercised.

    During the period August 1, 2005 to January 20, 2006, the Committee granted options to purchase an aggregate of 100,000 Common Shares to one individual at an exercise price of US$ 1.00 per share which was not less than the closing price of the Common Shares on the OTC Bulletin Board on the day prior to each grant. 61,000 options were cancelled. No options were exercised.


1996 STOCK OPTION PLAN

    On July 8, 1996, the Board of Directors adopted the 1996 Stock Option Plan (the "Option Plan") pursuant to which the beneficiaries selected by a committee of the Board of Directors may be granted options to subscribe for Common Shares. The Option Plan was confirmed, approved and ratified by the shareholders of the Company at the Annual and Special Meeting of the shareholders held on December 17, 1996. On November 9, 1999, by resolution, the directors of the Company amended the Option Plan to increase the maximum aggregate number of options to purchase Common Shares, which may be granted under the Option Plan. This resolution of the directors was confirmed, approved and ratified by the shareholders of the Company at the Annual and Special Meeting of the shareholders held on December 17, 1999. The total number of Common Shares of the Company authorized for grants of options is 900,000 (as adjusted to reflect the share subdivision on a two-for-one basis on December 31, 1996), subject to adjustment to take into account changes in the capital structure of the Company.

    On November 21, 2005, the Board of Directors approved an amendment to the 1996 Stock Option Plan to extend the life of the 1996 Stock Option Plan and of the options granted and outstanding under the Stock option Plan for an additional period of ten (10) years. This amendment was confirmed, approved and ratified by the shareholders of the Company at the Annual and Special Meeting of the Shareholders held on December 15, 2005.

    The Option Plan is now administered by the Governance, Nomination, Human Resources and Compensation Committee of the Board of Directors each of whose members is a "disinterested person" as defined under the UNITED STATES SECURITIES AND EXCHANGE ACT OF 1934 and an "outside director" as defined in the UNITED STATES INTERNAL REVENUE CODE.

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

    As at January 20, 2006, 500,000 options had been granted and remained outstanding under the Option Plan and 224,000 options remained available for grant.

    During the fiscal year ended July 31, 2005, the Committee granted options to purchase an aggregate of 137,500 Common Shares to seven (7) employees at an exercise price of US$1.00 per share which was not less than the respective closing prices of the Common Shares on the Nasdaq Market System on the day prior to each grant. 72,000 options were cancelled. No options were exercised.

    During the period August 1, 2005 to January 20, 2006, options were the Committee granted options to purchase an aggregate of 25,000 Common Shares to one individual at an exercise price of US$1.00 per share which was not less than the closing price of the Common Shares on the OTC Bulletin Board on the day prior to the grant. 113,500 options were cancelled. No options were exercised.


C.  BOARD PRACTICES

    Governance processes of the Company have been subject to ongoing review and assessment by the Board of Directors and will now be subject to ongoing review and assessment by the Governance, Nomination, Human Resources and Compensation Committee so as to maintain high standards of corporate governance in a rapidly changing environment.

    The Board of Directors and management believe that good corporate governance practices are an important factor to insure the overall success of the Company.


BOARD OF DIRECTORS

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

    Pursuant to the CBCA, the Board of Directors is required to manage, or supervise the management of, the affairs and business of the Company. The principal responsibilities of the Board are to supervise and evaluate management, to oversee the conduct of the business of the Company, to set policies appropriate for the business of the Company and to approve corporate strategies and goals. The Board is to carry out its mandate in a manner consistent with the fundamental objective of enhancing shareholder value.

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


    COMMITTEES OF THE BOARD OF DIRECTORS

    The Board has established two committees: the Audit Committee and the Governance, Nomination, Human Resources and Compensation Committee which now carries out the duties of the former Options Committee which has been dissolved. Committee members are appointed annually following the annual meeting of the shareholders of the Company.


AUDIT COMMITTEE

    Messrs. Malouin, Pryde and Shindler, all of whom are non-management and unrelated directors, currently comprise the Audit Committee. Mr. Malouin is Chairman of the Audit Committee. Messrs. Malouin, Pryde and Shindler satisfy the current requirements of

The Nasdaq Stock Market, Inc. relating to the independence and the qualification of the members of the Audit Committee.

    The Audit Committee reviewed its Charter and adopted on June 14, 2005 an amended and restated Charter that details its mandate.

    The Audit Committee assists the Board in its oversight functions as they relate to the accounting, financial reporting, auditing, risk management and internal controls of the Company. The Audit Committee has the following duties and responsibilities: (a) reviewing the audited financial statements of the Company and recommending whether such statements should be approved by the Board; (b) reviewing and approving the unaudited interim financial statements of the Company; (c) recommending to the Board the firm of independent auditors to be nominated for appointment by shareholders at each annual general meeting of the Company and, where necessary, the removal of the independent auditors of the Company; (d) reviewing the scope and adequacy of audits to be conducted by the independent auditors of the Company; (e) adopting and annually reassessing formal terms of reference for the independent auditors of the Company; (f) monitoring and evaluating the independence and performance of the independent auditors of the Company; (g) pre-approving all non-audit services to be provided to the Company by its independent auditors prior to the commencement of such services; (h) reviewing all post-audit management letters containing the recommendations of the independent auditors of the Company and response or follow-up thereto from management; (i) reviewing and monitoring the integrity, adequacy and timeliness of the financial reporting and disclosure practices of the Company; (j) reviewing, and if deemed advisable, approving all related party transactions as defined in the governing legislation of the Company; (k) monitoring the compliance of the Company with legal and regulatory requirements related to financial reporting and disclosure; (l) monitoring and evaluating the adequacy of the internal accounting and audit procedures of the Company; (m) reviewing and ensuring the acceptability of the accounting principles of the Company; (n) identifying the principal financial risks of the Company; (o) overseeing reporting on internal controls of management and ensuring that management has designed and implemented an effective system of internal controls; (p) annually reviewing and reassessing the adequacy of the duties and responsibilities of the Audit Committee; and (q) any other matters that the Audit Committee feels are important to its mandate or that the Board chooses to delegate to it.

    The Audit Committee has established procedures for the receipt, retention and treatment of complaints regarding accounting, internal accounting controls or auditing matters and the confidential, anonymous submission by employees of complaints or concerns regarding questionable accounting or auditing matters. Any employee of the Company or its affiliates may submit a good faith complaint regarding accounting or auditing matters to the management of the Company without fear of dismissal or retaliation of any kind.

    It is the responsibility of the Audit Committee to maintain an open avenue of communication between itself, the Auditor and Management of the Company. In performing its role, the Audit Committee is empowered to investigate any matter brought to its attention, with full access to all books, records, accounts, facilities and personnel of the Company. The Audit Committee is also empowered to instruct and retain outside counsel or other experts as necessary.


GOVERNANCE, NOMINATION, HUMAN RESOURCES AND COMPENSATION COMMITTEE

    The Governance, Nomination, Human Resources and Compensation Committee has adopted a formal Charter that details its mandate. Messrs. Ivaskiv, Pryde and Shindler, all of whom are non-management and unrelated directors, comprise the Governance, Nomination, Human Resources and Compensation Committee.

    The Governance, Nomination, Human Resources and Compensation Committee assists the Board in its oversight functions as they relate to the governance policies and procedures, Board and committee structure and membership, human resources policies and practices including compensation matters.

    The Governance, Nomination, Human Resources and Compensation Committee has the following duties and responsibilities: (a) developing, monitoring and ensuring the effectiveness of the corporate governance policies and practices of the Company; (b) identifying and selecting nominees for election of the Board of Directors of the Company and identifying and proposing to the Board of Directors candidates to fill in the vacancies on the Board of Directors; (c) ensuring the independence of the Board of Directors; (d) evaluating the effectiveness and performance of individual directors, the Board of Directors and its committees;
(e) assisting the Board in setting the objectives for the Chief Executive Officer of the Company and evaluating his performance; (f) establishing human resources policies and practices, including compensation and recruitment policies and practices for senior management, as well as establishing levels of salary, bonus, benefits and incentives provided to executive officers of the Company and its affiliates; and (g) various other matters related to the foregoing as set out in the Charter of the Committee.


D.  EMPLOYEES

    On July 31, 2005, the Company had 55 employees, including 36 full-time employees with SAND, and 9 full-time employees with Sand Technology Corporation ("Sand USA"), 4 full-time employees with Sand Technology Limited ("Sand UK") and 4 full-time employees with Sand Technology Deutschland GmbH ("Sand Germany"). Moreover, the Company had 3 part-time employees, 1 with Sand USA, 1 with Sand UK, and 1 with Sand Germany.

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


ITEM 7.  MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.  MAJOR SHAREHOLDERS

                  The following are the only persons who, to our knowledge, beneficially own or exercise control or direction over shares carrying more than five (5%) percent of the votes attached to Class A Common Shares of the Company at January 20, 2006:

                            APPROXIMATE NUMBER OF CLASS           PERCENTAGE OF CLASS A
                             A SHARES OWNED, CONTROLLED            COMMON SHARES OWNED,
                                     OR DIRECTED                  CONTROLLED OR DIRECTED
                            ---------------------------           ----------------------
Arthur G. Ritchie                    2,348,388                            18.3%
Jerome Shattner                      1,048,000                             8.2%


    The total number of Class A Common Shares owned, controlled or directed by the senior management and directors of SAND as a group, to our knowledge, is 3,742,588, or approximately 29.2%, at January 20, 2006.

    The voting rights of the Class A Common Shares held by the persons identified or referred to above are the same as the voting rights of the Class A Common Shares held by all other shareholders.

    To our knowledge, as of January 20, 2006, 9,509,042 Class A Common Shares were held of record by 466 persons whose registered addresses were in the United States. Many of our Class A Common Shares are held in the name of intermediaries.

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

    SAND maintains directors' and officers' liability insurance which, subject to the provisions and exclusions contained in the policy, protects the directors and officers, as such, against any claims made during the term of their office against any of them for a wrongful act, provided they acted honestly and in good faith with a view to the best interests of SAND. The policy provides coverage with a limit of US$5,000,000 per loss per policy period, subject to a deductible of US$250,000 per securities claim and US$250,000 per other claim. The current annual premium is paid entirely by SAND and amounts to approximately US$140,000. To the extent permitted by law, SAND has entered into an indemnification agreement with each of its directors and senior officers.


C.  INTERESTS OF EXPERTS AND COUNSEL

         Not applicable.


ITEM 8.  FINANCIAL INFORMATION

A.  CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

    The Consolidated Financial Statements of the Company are included in this Annual Report on Form 20-F beginning on page 63.

B.  SIGNIFICANT CHANGES

No significant change has occurred since the date of the annual financial statements.

ITEM 9.  THE OFFER AND LISTING


A.  OFFER AND LISTING DETAILS

    The following table presents the closing high and low sales prices of our Class A Common Shares stated in United States dollars as reported by the Nasdaq Stock Market, Inc. until August 9, 2005 and thereafter by OTC Bulletin Board for the following periods:

MONTH ENDED                                                                     U.S. $
-----------                                                                     ------
                                                               HIGH                                 LOW
                                                               ----                                 ---
To January 20, 2006                                           $0.81                                $0.74
December 2005                                                 $0.90                                $0.72
November 2005                                                 $0.87                                $0.70
October 2005                                                  $0.91                                $0.75
September 2005                                                $1.08                                $0.70
August 2005                                                   $0.83                                $0.70
July 2005                                                     $0.95                                $0.75

QUARTER ENDED                                                                   U.S. $
-------------                                                                   ------
                                                               HIGH                                 LOW
                                                               ----                                 ---
October 2005                                                  $0.55                                $0.22
July 2005                                                     $0.80                                $0.43
April 2005                                                    $0.98                                $0.68
January 2005                                                  $0.90                                $0.70
October 2004                                                  $1.08                                $0.70
July 2004                                                     $1.26                                $0.75
April 2004                                                    $1.35                                $1.04
January 2004                                                  $1.61                                $0.83
October 2003                                                  $1.27                                $1.07

FISCAL YEAR ENDED JULY 31                                                       U.S. $
-------------------------                                                       ------
                                                               HIGH                                 LOW
                                                               ----                                 ---
2005                                                          $1.08                                $0.43
2004                                                          $1.61                                $0.75
2003                                                          $1.35                                $0.52
2002                                                          $4.27                                $0.89
2001                                                          $7.75                                $2.97


C.  MARKETS

    Our Class A Common Shares are listed on the OTC Bulletin Board ("OTCBB") and trade under the symbol SNDTF. There is no non-United States trading market for our Class A Common Shares.


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

    A shareholder rights plan (the "Rights Plan") was adopted by the Board of Directors on November 12, 2003 and made effective on November 17, 2003. The Rights Plan was ratified, confirmed and approved by the shareholders of SAND at the Annual and Special Meeting of Shareholders held on December 16, 2003. The Board of Directors renewed and continued the Rights Plan on November 21, 2005 and the renewal and continuation of the Rights Plan was ratified, confirmed and approved by the shareholders of SAND at the Annual and Special Meeting of Shareholders of SAND held on December 15, 2005.

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

Class B Shares

    The Class B Shares, as a class, have the following rights, privileges, restrictions and conditions:

    Directors' Authority to Issue in One or More Series. The Board of Directors of the Company may issue the Class B Shares at any time and from time to time in one or more series. Before the first shares of a particular series are issued, the Board of Directors of the Company must fix the limited or unlimited number of shares in such series and must determine, subject to the limitations set out in the articles, the designation, rights, privileges, restrictions and conditions to be attached to the shares of such series including, without limitation, the rate or rates, amount or method or methods of calculation of dividends thereon, the time and place of payment of dividends, whether cumulative or non-cumulative or partially cumulative and whether such rate, amount or method of calculation shall be subject to change or adjustment in the future, the currency or currencies of payment of dividends, the consideration and the terms and conditions of any purchase for cancellation, retraction or redemption rights (if any) (but in no event shall the voting rights attributable to a Class B Share exceed those attributable to a Class A Common Share), the conversion or exchange rights attached thereto (if any), the voting rights attached thereto (if any), and the terms and conditions of any share purchase plan or sinking fund with respect thereto. Before the issue of the first shares of a series, the Board of Directors of the Company shall send to the Director (as defined in the CBCA) articles of amendment containing a description of such series including the designation, rights, privileges, restrictions and conditions determined by the Board of Directors of the Company.

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

    The approval of the holders of Class B Shares to add to, change or remove any right, privilege, restriction or condition attaching to the Class B Shares as a class or to any other matter requiring the consent of the holders of the Class B Shares as a class may be given in such manner as may then be required by law, subject to a minimum requirement that such approval shall be given by resolution passed by the affirmative vote of at least two-thirds of the votes cast at a meeting of the holders of Class B Shares duly called for that purpose. The formalities to be observed in respect of the giving of notice of any such meeting or any adjourned meeting and the conduct thereof shall be those from time to time required by the CBCA (as from time to time amended, varied or replaced) and prescribed in the by-laws of the Company with respect to meetings of shareholders. On every poll taken at a meeting of holders of Class B Shares as a class, each holder entitled to vote thereat shall have one vote in respect of each Class B Share held by him.


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

    SAND entered into a Shareholder Rights Plan Agreement dated as of November 17, 2003 with CIBC Mellon Trust Company, as rights agent. The continued existence of the Rights Plan was confirmed by the shareholders of SAND on December 15, 2005. Information as to the shareholder rights plan of SAND is found under Item 10 - "Additional Information" under "Change in Control of Company".


D.  EXCHANGE CONTROLS

    There are no governmental laws, decrees, or regulations in Canada relating to restrictions on the export or import of capital, or affecting the remittance of interest, dividends, or other payments to non-resident holders on the Company's Class A Common Shares, other than withholding tax requirements. Any remittances of dividends to United States residents are subject to a 15% withholding tax (5% if the shareholder is a corporation owning at least 10% of the outstanding voting shares of the Company) pursuant to Article X of the reciprocal tax treaty between Canada and the United States. See Item 10 - "Additional Information" - "E. Taxation".

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

    This summary is based upon the provisions of the Income Tax Act of Canada and the regulations thereunder (collectively, the "Tax Act", or "ITA") and the Canada-United States Tax Convention as amended by the Protocols thereto (the "Tax Convention") as at the date of this Form 20-F and the current publicly known administrative practices of the Canada Revenue Agency. This summary does not take into account Canadian provincial income tax considerations.

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

    We file annual reports and other information with the SEC. You may read and copy any of these documents at the SEC's Public Reference Room at Judiciary Plaza, 100 F Street N. E., Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at (800) SEC-0330. The SEC maintains an internet site that contains reports, proxy and information statements and other information regarding issuers that file electronically with the SEC. The address of that site is http://www.sec.gov.


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

    Since we currently earn revenues and incur expenses in United States dollars, British pounds, Euros and Canadian dollars, exchange rates for these and other local currencies in countries where we may operate in the future may fluctuate in relation to the Canadian dollar and such fluctuations may have an adverse effect on our earnings or assets when United States dollars, British pounds, Euros or local currencies are exchanged for Canadian dollars. We have not entered into forward foreign exchange contracts. Losses and gains resulting from the translation of revenue and expenses denominated in United States dollars, British pounds or Euros into Canadian dollars have been included in our results of operations.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

        Not applicable.


                                     PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

        None.


ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

    A shareholder rights plan (the "Rights Plan") was adopted by the Board of Directors on November 12, 2003 and made effective on November 17, 2003. The Rights Plan was ratified, confirmed and approved by the shareholders of SAND at the Annual and Special Meeting of Shareholders held on December 16, 2003. The Board of Directors renewed and continued the Rights Plan on November 21, 2005 and the renewal and continuation of the Rights Plan was ratified, confirmed and approved by the shareholders of SAND at the Annual and Special Meeting of Shareholders of SAND held on December 15, 2005.


Summary of the Rights Plan

    The principal terms of the Rights Plan are summarized below. Capitalized terms used but not defined in this summary are used as defined in the Rights Agreement. The summary is qualified by reference to the actual provisions of the Rights Agreement.


Rights

    One Right will be issued and will attach to each outstanding Common Share of the Company. A Right only becomes exercisable upon the occurrence of a Flip-In Event, which is a transaction by which a person becomes an Acquiring Person and which otherwise does not meet the requirements of a Permitted Bid. Prior to a Flip-In Event, the Rights are priced at CDN$100 per share. If a Flip-In Event occurs, each Right issued under the Rights Plan thereafter will entitle all holders, other than the Acquiring Person, to purchase that number of Common Shares of the Company having an aggregate market value equal to twice CDN$100 per share for CDN$100 per share. This purchase will cause substantial dilution to the person or group of persons attempting to acquire control of the Company, other than by way of a Permitted Bid. The Rights expire on the termination of the Rights Plan, unless redeemed before such time.

Acquiring Person

    An Acquiring Person is generally a person who becomes the beneficial owner of 20% or more of the outstanding Common Shares of the Company. Under the Rights Plan, there are various exceptions to the definition of Acquiring Person, including:

    o a person who acquires 20% or more of the outstanding Common Shares due to (i) acquisitions of Common Shares by the Company, (ii) pro rata distributions of Common Shares by the Company, (iii) acquisitions of Common Shares upon exercise of Convertible Securities acquired pursuant to certain exempt transactions, (iv) an amalgamation, merger or other statutory procedure requiring shareholder approval, or (v) the issuance of Common Shares on an exempt private placement basis (subject to certain limits); and

    o underwriters who obtain Common Shares for the purpose of a public distribution.


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


Termination

    The Rights Plan will expire, subject to certain conditions at the close of the annual meeting of shareholders of the Company in 2007 and every two year anniversary thereafter and so on unless the continuation of the Rights Plan for each such two year period (or other period approved by the Independent Shareholders) is approved by the Independent Shareholders of the Company.


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

ITEM 16 A.  AUDIT COMMITTEE FINANCIAL EXPERT

    Messrs. Malouin, Pryde and Shindler, all of whom are non-management and unrelated directors, currently comprise the Audit Committee. Mr. Malouin is Chairman of the Audit Committee. Messrs. Malouin, Pryde and Shindler satisfy the current requirements of The Nasdaq Stock Market, Inc., relating to the independence and the qualification of the members of the Audit Committee.

    Marc Malouin is Vice President, Finance of Algo Group Inc. He was with Ernst & Young for ten years before assuming senior financial positions with Bombardier Inc., Quebecor inc. and Provigo. Mr. Malouin holds CA and CPA degrees.

    Our Board of Directors has determined that Mr. Malouin qualifies as an "audit committee financial expert".


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

ITEM 16 C.  PRINCIPAL ACCOUNTANT FEES AND SERVICES

    Deloitte & Touche LLP served as our auditors for the fiscal years ended July 31, 2004 and July 31, 2005.


Audit Fees and Audit-Related Fees

    Deloitte & Touche LLP billed the Company $128,651 in fiscal 2005 ($128,192 in fiscal 2004) for professional services rendered for the audit of the Annual Consolidated Financial Statements and the review of financial statements included in statutory and regulatory filings. Of that amount, $6,365 was related to the current fiscal year while $122,286 was related to previous fiscal years (compared to $7,000 and $121,192 respectively in fiscal 2004).

Tax Fees

    Deloitte & Touche LLP billed the Company $38,017 in fiscal 2005 ($102,450 in fiscal 2004) for professional services rendered for tax compliance, tax advice, and tax planning. The taxation advisory services provided related primarily to corporate international tax planning, the preparation of corporate tax returns and specific tax advice on research and development tax credit payments.


Other Fees

    Other than the audit and tax services described above, Deloitte & Touche LLP did provide other services for which it billed $1,200 to the Company in fiscal 2005 ($25,950 in fiscal 2004). Other services provided included assistance and review of the Company's filings with the SEC and advice relative to compliance with the Sarbanes-Oxley Act.

    The Audit Committee has considered whether the provision of these services is compatible with maintaining the independence of Deloitte & Touche LLP. The Audit Committee is of the opinion that the provision of these services does not compromise the independence of the Auditor. All audit and non-audit services provided by Deloitte & Touche LLP must be approved by the Audit Committee.

ITEM 16 D.  EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

        None.


ITEM 16 E.  PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED
            PURCHASERS

    On October 15, 2002, the Company announced an open market share repurchase program under which it could repurchase, up to a maximum of 692,345 of its outstanding Class A common shares from October 23, 2002 to October 23, 2003. During that period a total of 115,200 Class A common shares had been repurchased at an average price of US$1.03 per share.

----------------------------------------------------------------------------------------------------------------------
                                                                                              (d) Maximum Number (or
                                                                        (c) Total Number of     Approximate Dollar
                                                                         Shares (or Units)     Value) of Shares (or
                        (a) Total Number of   (b) Average Price Paid   Purchased as Part of   Units) that May Yet Be
                         Shares (Or Units)     per Share (or Units)     Publicly Announced      Purchased Under the
         Period              Purchased               per month           Plans or Programs       Plans or Programs
----------------------------------------------------------------------------------------------------------------------
October 2002                     1,000                   0.80              1,000                        n/a
----------------------------------------------------------------------------------------------------------------------
November 2002                    9,700                   0.82              9,700                        n/a
----------------------------------------------------------------------------------------------------------------------
March 2003                      34,400                   0.8027           34,400                        n/a
----------------------------------------------------------------------------------------------------------------------
August 2003                     18,900                   1.1565           18,900                        n/a
----------------------------------------------------------------------------------------------------------------------
September 2003                  27,900                   1.216            27,900                        n/a
----------------------------------------------------------------------------------------------------------------------
October 2003                    23,300                   1.1425           23,300                        n/a
----------------------------------------------------------------------------------------------------------------------

    On December 17, 2003, the Company announced a new share repurchase program under which it could repurchase up to a maximum of 654,710 of its outstanding Class A common shares from December 22, 2003 to December 22, 2004. During that period a total of 276,038 Class A common shares had been repurchased at an average price of US$0.88 per share.

----------------------------------------------------------------------------------------------------------------------
                                                                                              (d) Maximum Number (or
                                                                        (c) Total Number of     Approximate Dollar
                                                                         Shares (or Units)     Value) of Shares (or
                        (a) Total Number of   (b) Average Price Paid   Purchased as Part of   Units) that May Yet Be
                         Shares (Or Units)     per Share (or Units)     Publicly Announced      Purchased Under the
         Period              Purchased               per month           Plans or Programs       Plans or Programs
----------------------------------------------------------------------------------------------------------------------
December 2003                   16,000                0.9275                   16,000                  n/a
----------------------------------------------------------------------------------------------------------------------
March 2004                      13,100                1.0900                   13,100                  n/a
----------------------------------------------------------------------------------------------------------------------
April 2004                       8,776                 1.0909                   8,776                  n/a
----------------------------------------------------------------------------------------------------------------------
June 2004                       45,000                 0.9965                  45,000                  n/a
----------------------------------------------------------------------------------------------------------------------
July 2004                       13,800                 0.8104                  13,800                  n/a
----------------------------------------------------------------------------------------------------------------------
August 2004                     21,100                 0.7510                  21,100                  n/a
----------------------------------------------------------------------------------------------------------------------
September 2004                  38,400                 0.9163                  38,400                  n/a
----------------------------------------------------------------------------------------------------------------------
October 2004                    28,300                 0.8333                  28,300                  n/a
----------------------------------------------------------------------------------------------------------------------
November 2004                   47,100                 0.7788                  47,100                  n/a
----------------------------------------------------------------------------------------------------------------------
December 2004                   44,462                 0.8338                  44,462                  n/a
----------------------------------------------------------------------------------------------------------------------


                                    PART III

ITEM 17.  FINANCIAL STATEMENTS

        Not Applicable.


ITEM 18.  FINANCIAL STATEMENTS

    The Consolidated Financial Statements of the Company are included in this Annual Report on Form 20-F beginning on page 63.

CONSOLIDATED FINANCIAL STATEMENTS OF

SAND TECHNOLOGY INC.

JULY 31, 2005, 2004 AND 2003

[DELOITTE LOGO]

Deloitte & Touche LLP
1 Place Ville Marie
Suite 3000
Montreal QC H3B 4T9
Canada

Tel: (514) 393-5194
Fax: (514) 390-4104
www.deloitte.ca


REPORT OF INDEPENDENT REGISTERED CHARTERED ACCOUNTANTS

To the Shareholders and Board of Directors of Sand Technology Inc.

We have audited the consolidated balance sheets of Sand Technology Inc. as at July 31, 2005 and 2004 and the consolidated statements of operations, shareholders' equity and cash flows for each of the years in the three-year period ended July 31, 2005. These financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Corporation as at July 31, 2005 and 2004 and the results of its operations and its cash flows for each of the years in the three-year period ended July 31, 2005 in accordance with Canadian generally accepted accounting principles.

The Corporation is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Corporation's internal control over financial reporting. Accordingly, we express no such opinion.

/s/ Deloitte & Touche LLP
Independent Registered Chartered Accountants

September 16, 2005

COMMENTS BY INDEPENDENT REGISTERED CHARTERED ACCOUNTANTS FOR U.S. READERS ON CANADA-U.S. REPORTING DIFFERENCES

The standards of the Public Company Accounting Oversight Board (United States) require the addition of an explanatory paragraph (following the opinion paragraph) when there are changes in accounting principles that have been implemented such as those described in Note l to the consolidated financial statements of the Corporation. Our report to the Shareholders and Board of Directors, dated September 16, 2005, is expressed in accordance with Canadian reporting standards, which do not require a reference to such changes in accounting principles in the report of independent registered Chartered Accountants when the change is properly accounted for and adequately disclosed in the financial statements.

/s/ Deloitte & Touche LLP
Independent Registered Chartered Accountants

September 16, 2005

                                  [GRAPHIC: Member of Deloitte Touche Tohmatsu]

SAND TECHNOLOGY INC.
CONSOLIDATED BALANCE SHEETS
AS AT JULY 31, 2005 AND 2004
(IN CANADIAN DOLLARS)

                                                                                2005                    2004
                                                                             -----------            -----------
                                                                                  $                       $

ASSETS
Current assets
  Cash and cash equivalents                                                    5,615,912             12,601,393
  Accounts receivable, net (Note 5)                                            1,561,613              2,364,655
  Prepaid expenses                                                               127,731                188,680
                                                                             -----------            -----------
                                                                               7,305,256             15,154,728

Capital assets, net (Note 2)                                                     296,735                392,585
Other assets, net (Note 3)                                                       332,540                443,388
                                                                             -----------            -----------
                                                                               7,934,531             15,990,701
                                                                             -----------            -----------
                                                                             -----------            -----------

LIABILITIES
Current liabilities
  Accounts payable and accrued liabilities                                     1,485,597              1,881,113
  Deferred revenue                                                             1,447,992              1,554,785
  Deferred credits                                                               166,243                195,581
                                                                             -----------            -----------
                                                                               3,099,832              3,631,479
                                                                             -----------            -----------

Commitments (Note 8)

SHAREHOLDERS' EQUITY
  Common stock (Note 4)
    Authorized
      An unlimited number of Class "A" common shares,
        without par value
    Issued and outstanding 12,818,189 Class "A" common shares
      (12,997,551 in 2004)                                                    38,024,756             38,556,828
    Contributed surplus (Note 4(b))                                               74,000                 49,000
  Deficit                                                                    (33,264,057)           (26,246,606)
                                                                             -----------            -----------
                                                                               4,834,699             12,359,222
                                                                             -----------            -----------
                                                                               7,934,531             15,990,701
                                                                             -----------            -----------
                                                                             -----------            -----------

              See notes to the consolidated financial statements.

SAND TECHNOLOGY INC.
CONSOLIDATED STATEMENTS OF OPERATIONS
YEARS ENDED JULY 31, 2005, 2004 AND 2003
(IN CANADIAN DOLLARS)

                                                                           2005                  2004                   2003
                                                                        ----------            ----------             ----------
                                                                             $                     $                      $
REVENUE                                                                  6,096,033             5,349,214             31,682,536
Operating expenses
  Cost of sales and product support                                      1,754,138             1,652,369             12,510,215
  Research and development, net (Note 5)                                 3,272,102             3,308,789              3,310,709
  Amortization of capital and other assets                                 277,276               242,488              1,076,825
  Selling, general and administrative expenses                           8,317,831             7,604,541             16,581,789
                                                                        ----------            ----------             ----------
Total operating expenses                                                13,621,347            12,808,187             33,479,538
                                                                        ----------            ----------             ----------

Loss from operations                                                    (7,525,314)           (7,458,973)            (1,797,002)
                                                                        ----------            ----------             ----------

Other income
  Interest income                                                          162,260               329,043                 14,939
  Gain on sale of subsidiary (Note 7)                                            -                     -             11,757,280
                                                                        ----------            ----------             ----------
                                                                           162,260               329,043             11,772,219
                                                                        ----------            ----------             ----------

(Loss) income before income taxes                                       (7,363,054)           (7,129,930)             9,975,217
                                                                        ----------            ----------             ----------

Income taxes (Note 6)
  Current                                                                        -                     -                 13,136
  Future                                                                         -                     -                169,000
                                                                        ----------            ----------             ----------
                                                                                 -                     -                182,136
                                                                        ----------            ----------             ----------
NET (LOSS) INCOME                                                       (7,363,054)           (7,129,930)             9,793,081
                                                                        ----------            ----------             ----------
                                                                        ----------            ----------             ----------

Basic and diluted (loss) earnings per share (Note 4)                         (0.57)                (0.55)                  0.74
                                                                        ----------            ----------             ----------
                                                                        ----------            ----------             ----------

Basic and diluted weighted average number of common
  shares outstanding                                                    12,860,438            13,079,649             13,189,124
                                                                        ----------            ----------             ----------
                                                                        ----------            ----------             ----------

              See notes to the consolidated financial statements.

SAND TECHNOLOGY INC.
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
YEARS ENDED JULY 31, 2005, 2004 AND 2003
(IN CANADIAN DOLLARS)

                                                      Common stock
                                             ------------------------------
                                              Number of                                Contributed
                                               shares              Amount                surplus                Deficit
                                             ----------          ----------            -----------            -----------
                                                                      $                    $                         $
BALANCE, JULY 31, 2002                       13,209,427          39,185,351                                   (29,241,739)
Net income                                                                                                      9,793,081
Share repurchase                                (45,100)           (133,787)                                       78,752
                                             ----------          ----------                 ------            -----------
BALANCE, JULY 31, 2003                       13,164,327          39,051,564                                   (19,369,906)
Net loss                                                                                                       (7,129,930)
Stock-based compensation
  (Note 4(b))                                                                               49,000
Share repurchase                               (166,776)           (494,736)                                      253,230
                                             ----------          ----------                 ------            -----------
BALANCE, JULY 31, 2004                       12,997,551          38,556,828                 49,000            (26,246,606)
Net loss                                                                                                       (7,363,054)
Stock-based compensation
  (Note 4(b))                                                                               25,000
Share repurchase                               (179,362)           (532,072)                                      345,603
                                             ----------          ----------                 ------            -----------
BALANCE, JULY 31, 2005                       12,818,189          38,024,756                 74,000            (33,264,057)
                                             ----------          ----------                 ------            -----------
                                             ----------          ----------                 ------            -----------

               See notes to the consolidated financial statements.

SAND TECHNOLOGY INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
YEARS ENDED JULY 31, 2005, 2004 AND 2003
(IN CANADIAN DOLLARS)

                                                                        2005                 2004                  2003
                                                                     ----------           ----------            -----------
                                                                          $                    $                     $
OPERATING ACTIVITIES
  Net (loss) income                                                  (7,363,054)          (7,129,930)             9,793,081
  Items not affecting cash
    Amortization of capital and other assets                            277,276              242,488              1,076,825
    Stock-based compensation                                             25,000               49,000                      -
    Gain on sale of subsidiary                                                -                    -            (11,757,280)
    Provision for loan receivable                                             -                    -                100,000
    Future income taxes                                                       -                    -                169,000

  Changes in non-cash operating
    working capital items
    Accounts receivable                                                 803,042              (23,787)            (4,509,208)
    Inventories                                                               -                    -               (228,341)
    Prepaid expenses                                                     60,949               14,651               (926,014)
    Accounts payable and accrued liabilities                           (395,516)          (1,098,530)             4,977,197
    Deferred revenue                                                   (106,793)             415,176                695,600
                                                                     ----------           ----------             ----------
                                                                     (6,699,096)          (7,530,932)              (609,140)
                                                                     ----------           ----------             ----------
INVESTING ACTIVITIES
  Increase in other assets                                                    -             (471,100)                     -
  Purchase of capital assets                                            (70,578)             (58,642)            (1,995,167)
  Proceeds from sale of subsidiary, net of cash and                           -                    -             17,663,577
    cash equivalents disposed (Note 7)
                                                                     ----------           ----------             ----------
                                                                        (70,578)            (529,742)            15,668,410
                                                                     ----------           ----------             ----------

FINANCING ACTIVITIES
  Repurchase of common shares                                          (186,469)            (241,506)               (55,035)
  Balance of sale receivable                                                  -              588,483               (588,483)
  Deferred credits                                                      (29,338)             (29,336)               (29,337)
                                                                     ----------           ----------             ----------
                                                                       (215,807)             317,641               (672,855)
                                                                     ----------           ----------             ----------

(Decrease) increase in cash and cash equivalents                     (6,985,481)          (7,743,033)            14,386,415
Cash and cash equivalents, beginning of year                         12,601,393           20,344,426              5,958,011
                                                                     ----------           ----------             ----------
CASH AND CASH EQUIVALENTS, END OF YEAR                                5,615,912           12,601,393             20,344,426
                                                                     ----------           ----------             ----------
                                                                     ----------           ----------             ----------

There was a nominal amount of interest paid and no income taxes paid during the three-year period ended July 31, 2005.

Non-cash operating and investing activities
  Transaction costs incurred from sale of subsidiary                          -                    -              1,462,768

              See notes to the consolidated financial statements.

SAND TECHNOLOGY INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED JULY 31, 2005, 2004 AND 2003
(IN CANADIAN DOLLARS)
--------------------------------------------------------------------------------

The Corporation is involved in the design, development, marketing and support of software products and services that enable users to retrieve usable business information from large amounts of data. The software products, collectively known as the SAND Analytic Server and the SAND Searchable Archive, are designed to provide an efficient and cost-effective way for business users to make fast easy inquiries of large databases without the intervention of specialist Information Technology professionals. The Corporation is considered to have only one reportable business segment.

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

    In circumstances where the implementation services are essential to the functionality of the software or where the software requires significant customization, the Corporation recognizes software licence revenue using the percentage-of-completion method over the implementation period. The percentage-of-completion is measured by the percentage of implementation hours incurred to date to total estimated implementation hours. Past experience has shown expended hours to be the best measure of progress.

SAND TECHNOLOGY INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED JULY 31, 2005, 2004 AND 2003
(IN CANADIAN DOLLARS)
--------------------------------------------------------------------------------

1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

    REVENUE RECOGNITION (CONTINUED)

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

    (i)  Contract costs

         Contract costs are comprised of an amount paid to the vendor upon the transfer of a long-term service contract and is amortized ratably over the term of the contract ending in 2008.


    (ii) Acquired technology

         The Corporation records its acquired technology at cost and amortized such assets over their estimated useful lives using the straight-line method at an annual rate of 20%.

SAND TECHNOLOGY INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED JULY 31, 2005, 2004 AND 2003
(IN CANADIAN DOLLARS)
--------------------------------------------------------------------------------

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


    DISPOSAL OF LONG-LIVED ASSETS AND DISCONTINUED OPERATIONS

    In 2003, the Corporation early adopted the recommendations of Canadian Institute of Chartered Accountants ("CICA") Handbook Section 3475, "Disposal of Long-lived Assets and Discontinued Operations". This Section provides guidance on the recognition, measurement, presentation and disclosure of long-lived assets to be disposed of. It replaced the disposal provisions of Property, Plant and Equipment, Section 3061, as well as Discontinued Operations, Section 3475. The Section:

       o   Provides criteria for classifying assets as held for sale;

       o Requires an asset classified as held for sale to be measured at fair value less cost to sell;

       o Provides criteria for classifying a disposal as a discontinued operation; and

       o Specifies presentation and disclosure for discontinued operations and other disposals of long-lived assets.

    The adoption of this new Section did not have a material impact on these consolidated financial statements.

SAND TECHNOLOGY INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED JULY 31, 2005, 2004 AND 2003
(IN CANADIAN DOLLARS)
--------------------------------------------------------------------------------

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


    EARNINGS (LOSS) PER SHARE

    Per share computations are based on the weighted average number of shares outstanding during the year. The dilutive effect of options is determined using the treasury stock method.


    STOCK-BASED COMPENSATION AND OTHER STOCK-BASED PAYMENTS

    The Corporation early adopted the amendments of Section 3870 of the CICA Handbook, "Stock-Based Compensation and Other Stock-Based Payments" on a prospective basis, effective August 1, 2003, as permitted by the standard. The adoption of this amendment resulted in stock-based compensation in the amount of $49,000, included in selling, general and administrative expenses with a corresponding credit to contributed surplus (see Note 4(b)).

    Prior to August 1, 2003, the Corporation recorded no compensation cost on the grant of stock options to employees (see Note 4(b)).

SAND TECHNOLOGY INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED JULY 31, 2005, 2004 AND 2003
(IN CANADIAN DOLLARS)
--------------------------------------------------------------------------------

1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

    GUARANTEES

    As of August 1, 2003, the Corporation adopted the recommendations of CICA Accounting Guideline No. 14, "Disclosure of Guarantees".

    In the normal course of its operations, the Corporation has entered into agreements that contain certain features which meet the definition of a guarantee under the guidance provided by Accounting Guideline No. 14.

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

    In addition, the Corporation has provided warranties as part of the sale of its subsidiary described in Note 7 for claims against it for conditions existing prior to the sale.


    IMPAIRMENT OF LONG-LIVED ASSETS

    As of August 1, 2003, the Corporation adopted the recommendations of CICA Handbook Section 3063, "Impairment of long-lived assets". This Section provides guidance on the recognition, measurement and disclosure of the impairment of long-lived assets. The provisions of the Section require an impairment loss for a long-lived asset to be held and used to be recognized when its carrying amount exceeds the sum of the undiscounted cash flows expected from its use and eventual disposition. The impairment loss is measured as the amount by which its carrying amount exceeds its fair value. The adoption of this recommendation did not have an impact on the Corporation's consolidated financial statements.

SAND TECHNOLOGY INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED JULY 31, 2005, 2004 AND 2003
(IN CANADIAN DOLLARS)
--------------------------------------------------------------------------------

1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

    HEDGES

    As of August 1, 2003, the Corporation adopted the recommendations of CICA Accounting Guideline No. 13, "Hedging relationships". The adoption of this recommendation did not have an impact on the Corporation's consolidated financial statements.


    ADOPTION OF NEW ACCOUNTING POLICY

    As of August 1, 2004, the Corporation adopted Handbook Section 3110, "Asset retirement obligations", which focuses on the recognition and measurement of liabilities for obligations associated with the retirement of property, plant and equipment when those obligations result from the acquisition, construction, development or normal operation of the assets. The adoption of this recommendation did not have an impact on the Corporation's consolidated financial statements.


    FUTURE ACCOUNTING CHANGES

    Consolidation of variable interest entities

    Accounting Guideline 15, "Consolidation of Variable Interest Entities" ("AcG15"). This guideline presents the views of the Accounting Standards Board on the application of consolidation principles to certain entities that are subject to control on a basis other than ownership of voting interests. This guideline is to be applied for years beginning on or after November 1, 2004. The adoption of AcG-15 is not expected to have an impact on the Corporation's results from operations or financial position.


    Financial instruments - disclosure and presentation

    The CICA issued revisions to section 3860 of the CICA Handbook, "Financial Instruments - Disclosure and Presentation". The revisions change the accounting for certain financial instruments that have liability and equity characteristics. These revisions come into effect for years begining on or after January 1, 2005. The Corporation does not have any instruments with these characteristics at this time.

SAND TECHNOLOGY INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED JULY 31, 2005, 2004 AND 2003
(IN CANADIAN DOLLARS)
--------------------------------------------------------------------------------

1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

    Financial instruments - recognition and measurement

    The CICA issued section 3855 of the CICA Handbook, "Financial Instruments - Recognition and Measurement". The section is effective for years beginning on or after October 1, 2006. It describes the standards for recognizing and measuring financial assets, financial liabilities and nonfinancial derivatives. This section requires that 1) all financial assets be measured at fair value, with some exceptions such as loans and investments that are classified as held-to-maturity, 2) all financial liabilities be measured at fair value when they are derivatives or classified as held for trading purposes (other financial liabilities are measured at their carrying value), and 3) all derivative financial instruments be measured at fair value, even when they are part of a hedging relationship. The Corporation is currently evaluating the impact of this section on the consolidated financial statements.


    Hedges

    The CICA recently issued section 3865 of the CICA Handbook, "Hedges". The section is effective for years beginning on or after October 1, 2006. It describes when and how hedge accounting may be applied. Hedging is an activity used by a company to change an exposure to one or more risks by creating an offset between changes in the fair value of a hedged item and a hedging item, changes in the cash flows attributable to a hedged item and a hedging item, or changes resulting from a risk exposure relating to a hedged item and a hedging item. Hedge accounting changes the normal basis for recording the gains, losses, revenues and expenses associated with a hedged item or a hedging item in a company's statement of operations. It ensures that all offsetting gains, losses, revenues and expenses are recorded in the same period. The Corporation is currently evaluating the impact of this section on consolidated financial statements.


    Comprehensive income

    The CICA recently issued section 1530 of the CICA Handbook, "Comprehensive income". The section is effective for years beginning on or after October 1, 2006. It describes how to report and disclose comprehensive income and its components.

    Comprehensive income is the change in a company's net assets that results from transactions, events and circumstances from sources other than the company's shareholders. It includes items that would be excluded from net earnings, such as changes in the currency translation adjustment relating to self-sustaining foreign operations, the unrealized gains or losses on available-for-sale investments and the additional minimum liability for pension obligations.

    The CICA also made changes to section 3250 of the CICA Handbook, "Surplus", and reissued it as section 3251, "Equity". The section is also effective for years beginning on or after October 1, 2006. The changes in how to report and disclose equity and changes in equity are consistent with the new requirements of section 1530, "Comprehensive income".

    Adopting these sections on August 1, 2007 will require the Corporation to begin reporting, to the extent that they are relevant, the following items in the consolidated financial statements:

    o   comprehensive income and its components

    o   accumulated other comprehensive income and its components

SAND TECHNOLOGY INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED JULY 31, 2005, 2004 AND 2003
(IN CANADIAN DOLLARS)
--------------------------------------------------------------------------------

2.  CAPITAL ASSETS

                                                                       2005
                                             ------------------------------------------------------
                                                                   Accumulated             Net book
                                                Cost              amortization              value
                                             ----------           ------------             --------
                                                  $                     $                      $
Furniture and equipment                         320,113              317,189                  2,924
Computer equipment                              515,331              380,173                135,158
Leasehold improvements                          287,610              128,957                158,653
                                              ---------              -------                -------
                                              1,123,054              826,319                296,735
                                              ---------              -------                -------
                                              ---------              -------                -------


                                                                       2004
                                             ------------------------------------------------------
                                                                   Accumulated             Net book
                                                Cost              amortization              value
                                             ----------           ------------             --------
                                                  $                     $                      $
Furniture and equipment                         320,113              305,050                 15,063
Computer equipment                              444,753              255,313                189,440
Leasehold improvements                          287,610               99,528                188,082
                                              ---------              -------                -------
                                              1,052,476              659,891                392,585
                                              ---------              -------                -------
                                              ---------              -------                -------

Amortization expense of capital assets amounted to $166,428 in 2005 ($214,776 in 2004 and $1,031,395 in 2003).


3.  OTHER ASSETS

                                                        2005                                      2004
                                 --------------------------------------------------             --------
                                                    Accumulated            Net book             Net book
                                   Cost            amortization             value                value
                                 -------           ------------            --------             --------
                                    $                   $                      $                    $
Contract costs                   471,100              138,560               332,540              443,388
                                 -------              -------               -------              -------
                                 -------              -------               -------              -------

Amortization expense of contract costs and acquired technology amounted to $110,848 in 2005 ($27,712 in 2004 and $45,430 in 2003). The acquired technology was fully amortized as of July 31, 2003.

SAND TECHNOLOGY INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED JULY 31, 2005, 2004 AND 2003
(IN CANADIAN DOLLARS)
--------------------------------------------------------------------------------

4.  COMMON STOCK

    (a) AUTHORIZED

    An unlimited number of Class "A" common shares without par value


    2005 TRANSACTIONS

    The Corporation repurchased 276,038 Class "A" common shares for $316,307 under the program adopted on December 17, 2003, including 179,362 Class "A" common shares for $186,469 from August 1, 2004 to December 22, 2004.


    2004 TRANSACTIONS

    During the year, the Corporation repurchased 70,100 Class "A" common shares for $111,668 under the program adopted on October 15, 2002. On December 17, 2003, the Corporation announced that its Board of Directors had authorized a share repurchase program under which it may repurchase up to a maximum of 654,710 of its outstanding Class "A" common shares from December 22, 2003 to December 22, 2004. The Corporation repurchased 96,676 Class "A" common shares for $129,838 under this program from December 22, 2003 to July 31, 2004.


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

SAND TECHNOLOGY INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED JULY 31, 2005, 2004 AND 2003
(IN CANADIAN DOLLARS)
--------------------------------------------------------------------------------

4.  COMMON STOCK (CONTINUED)

    (b) STOCK OPTION PLANS (CONTINUED)

    Activity in the stock option plans for 2005, 2004 and 2003 was as follows:

                                         2005                        2004                        2003
                                ----------------------       ---------------------      -----------------------
                                              WEIGHTED                    Weighted                     Weighted
                                               AVERAGE                     average                      average
                                OPTIONS       EXERCISE       Options      exercise       Options       exercise
                                 (000S)         PRICE         (000s)       price          (000s)         price
                                -------       --------       -------      --------       -------       --------
                                 NUMBER          $US          Number        $US           Number          $US
    Outstanding,
      beginning of year           1,478           2.15         1,247          2.41           849           3.52
      Granted                       163           1.00           261          1.16           571           1.28
      Exercised                       -              -             -             -             -              -
      Forfeited                     520           1.89            30          4.58           173           4.08
                                  -----           ----         -----          ----         -----           ----
    Outstanding,
      end of year                 1,121           2.10         1,478          2.15         1,247           2.41
                                  -----           ----         -----          ----         -----           ----
                                  -----           ----         -----          ----         -----           ----
    Options exercisable,
      end of year                   622           2.61           592          2.83           411           3.09
                                  -----           ----         -----          ----         -----           ----
                                  -----           ----         -----          ----         -----           ----

     The following table summarizes significant ranges of outstanding options held by directors, officers, and employees as of July 31, 2005:

                                            Options outstanding                    Options exercisable
                                  ---------------------------------------        -----------------------
                                                Weighted         Weighted                       Weighted
                                                 average          average                        average
                                   Options      remaining        exercise        Options        exercise
    Range of exercise prices        (000s)        life             price          (000s)         price
                                   -------      ---------        --------        -------        --------
    ($US)                           Number        Years            US$           Number            US$
    (less than)1.00                    160           0.97            0.69            160            0.69
    1.00 to 1.99                       647           7.89            1.03            203            1.05
    3.00 to 3.99                        20           0.97            3.37             20            3.37
    4.00 to 4.99                        45           2.45            4.42             45            4.42
    5.00 to 5.99                       217           5.72            5.11            163            5.14
    6.00 to 6.99                        28           4.05            6.36             27            6.36
    7.00 to 7.99                         4           3.34            7.00              4            7.00
                                     -----           ----            ----            ---            ----
                                     1,121           6.03            2.10            622            2.61
                                     -----           ----            ----            ---            ----
                                     -----           ----            ----            ---            ----

SAND TECHNOLOGY INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED JULY 31, 2005, 2004 AND 2003
(IN CANADIAN DOLLARS)
--------------------------------------------------------------------------------

4.  COMMON STOCK (CONTINUED)

    (b) STOCK OPTION PLANS (CONTINUED)

    The following table presents the weighted average assumptions used to determine the stock-based compensation expense, included in selling, general and administrative expenses for the years ended July 31, 2005 and 2004, using the Black-Scholes option-pricing model.

                                                      2005                    2004
                                                    -------                 -------
    Compensation cost                               $25,000                 $49,000
    Dividend yield                                       -%                      -%
    Expected volatility                                 90%                     52%
    Risk-free interest rate                            3.3%                    4.4%
    Expected life                                   7 years                 7 years
    Number of options granted                       162,500                 261,000

    For stock options granted to employees during 2003, had the Corporation determined compensation cost based on the fair values of the stock options at grant dates, consistent with the method recommended under CICA Handbook
    Section 3870, the Corporation's earnings would have been reported at the pro forma amounts indicated below:

                                                       2005                2004               2003
                                                    -----------         -----------         ---------
                                                         $                   $                  $
    Net (loss) income, as reported                  (7,363,054)         (7,129,930)         9,793,081
    Fair value of stock-based compensation            (103,603)            (93,686)          (104,763)
                                                    ----------          ----------          ---------
    Pro forma net (loss) income                     (7,466,657)         (7,223,616)         9,688,318
                                                    ----------          ----------          ---------
                                                    ----------          ----------          ---------

    Pro forma basic and diluted (loss)
      earnings per share                                 (0.58)              (0.55)              0.73
                                                    ----------          ----------          ---------
                                                    ----------          ----------          ---------

    The fair value of stock options granted during 2003 was estimated using the Black-Scholes option pricing model using the following weighted average assumptions:

    Risk-free interest rate                                          4.80%
    Dividend yield                                                      -%
    Expected volatility                                                 87
    Expected life                                                  7 YEARS


    (c) EARNINGS (LOSS) PER SHARE

    For the years presented, the Corporation had outstanding options that could potentially dilute the earnings (loss) per share, but were excluded as they were anti-dilutive.

SAND TECHNOLOGY INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED JULY 31, 2005, 2004 AND 2003
(IN CANADIAN DOLLARS)
--------------------------------------------------------------------------------

5.  RESEARCH AND DEVELOPMENT

    Investment tax credits netted against research and development expenses and included in accounts receivable as at July 31, 2005 amounted to $200,000 ($370,496 and $747,426 in 2004 and 2003, respectively with no amounts receivable in both years).


6.  INCOME TAXES

    The reconciliation of income taxes at Canadian statutory rates with the reported income taxes is as follows:

                                                       2005                2004                2003
                                                    -----------        ------------         ----------
                                                         $                   $                  $
    Income taxes (recovery) at Canadian
      statutory rates                               (2,368,000)         (2,266,000)          3,216,000
    Non-taxable amounts                                      -                   -            (628,000)
    Utilization of losses carried forward                    -                   -          (2,979,864)
    Non-recording of benefit from losses
    carried forward                                 (2,368,000)         (2,266,000)            574,000
                                                    ----------         -----------          ----------
    Total income tax expense                                 -                   -             182,136
                                                    ----------         -----------          ----------
                                                    ----------         -----------          ----------

    The significant components of the Corporation's future income tax assets and liabilities are as follows:

                                                       2005                  2004
                                                    -----------           -----------
                                                         $                     $
    Future tax assets
      Losses carried forward                         14,908,000            10,000,000
      Capital assets                                    142,000               164,000
      Research and development                        3,400,000             2,900,000
                                                    -----------           -----------
                                                     18,450,000            13,064,000
    Future tax liabilities
      Investment tax credits                             64,000                64,000
                                                    -----------           -----------
    Net future income taxes                          18,386,000            13,000,000
    Less: valuation allowance                       (18,386,000)          (13,000,000)
                                                    -----------           -----------
    Net future income taxes                                   -                     -
                                                    -----------           -----------
                                                    -----------           -----------

    The Corporation has non-capital losses carried forward to reduce future taxable income for Canadian federal and provincial, US, United Kingdom and German tax purposes of approximately $11,000,000 and $10,000,000, $19,000,000, (pound)592,000 and (euro)3,800,000, respectively, expiring at various dates to 2020. In addition, the Corporation has research and development expenditures carried forward of approximately $10,000,000, which can be used to reduce taxable income at any time in the future, and investment tax credits of approximately $2,500,000, which can be applied against future federal income taxes payable, expiring at various dates to 2015. The benefits of these items have not been recognized in the financial statements.

SAND TECHNOLOGY INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED JULY 31, 2005, 2004 AND 2003
(IN CANADIAN DOLLARS)
--------------------------------------------------------------------------------

7.  SALE OF SUBSIDIARY

    On July 31, 2003, the Corporation sold its wholly-owned subsidiary, ClarityBlue Limited ("CBL") for total proceeds of $19,893,485
    ((pound)8,841,548), to a group of investors, which included members of senior management, resulting in a gain on disposal in the amount of $11,757,280 ((pound)5,225,458) as follows:

                                                                        $
                                                                   ----------
    Proceeds:
      Cash consideration received at closing                       19,305,002
      Balance of sale receivable, non-interest bearing                588,483
                                                                   ----------
                                                                   19,893,485
    Less transactions costs                                         1,462,768
                                                                   ----------
    Net proceeds                                                   18,430,717

    Net assets disposed                                             6,673,437
                                                                   ----------
    Gain on disposal                                               11,757,280
                                                                   ----------
                                                                   ----------

    Net assets disposed of:
    Assets
      Cash and cash equivalents                                     2,229,908
      Accounts receivable                                           8,485,258
      Inventory                                                       433,631
      Prepaid expenses                                              1,288,229
      Capital assets                                                2,751,656
                                                                   ----------
                                                                   15,188,682
                                                                   ----------

    Liabilities
      Accounts payable and accrued liabilities                      6,717,100
      Deferred revenue                                              1,629,145
      Future income tax liabilities                                   169,000
                                                                   ----------
                                                                    8,515,245
                                                                   ----------
                                                                    6,673,437
                                                                   ----------
                                                                   ----------

    The Corporation provided warranties for claims against CBL for conditions existing prior to the sale. All warranties expired in fiscal 2005, except for the warranties related to tax matters, which will expire in fiscal 2010. A provision related to those warranties was made in the determination of the gain.

SAND TECHNOLOGY INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED JULY 31, 2005, 2004 AND 2003
(IN CANADIAN DOLLARS)
--------------------------------------------------------------------------------

8.  COMMITMENTS

    The Corporation is committed under operating leases for a total amount of approximately $1,394,000. The minimum payments due in each of the forthcoming years are as follows:

                                              $
                                           -------
                       2006                370,000
                       2007                292,000
                       2008                244,000
                       2009                244,000
                       2010                244,000


9.  SEGMENTED INFORMATION

    The Corporation is considered to have only one business segment.

    The Corporation has two reportable geographic segments. Both the North American and European segments market the SAND Analytical Server and the SAND Searchable Archive. The accounting policies of the segments are the same as described in the summary of significant accounting policies. The Corporation evaluates segment performance based on income before taxes. Sales for each segment are based on the location of the third party customer. All intercompany transactions between segments have been eliminated.

                                     North
                                    America           Europe            Total
                                  ----------        ----------        ----------
    2005
    Revenue                        2,899,252         3,196,781         6,096,033
    Loss before taxes             (5,965,661)       (1,397,393)       (7,363,054)
    Identifiable assets            6,538,484         1,396,047         7,934,531

    2004
    Revenue                        1,503,184         3,846,030         5,349,214
    Loss before taxes             (6,799,588)         (330,342)       (7,129,930)
    Identifiable assets           12,077,507         3,913,194        15,990,701

    2003
    Revenue                        3,423,142        28,259,394        31,682,536
    Income before taxes            7,670,884         2,304,333         9,975,217
    Identifiable assets           19,596,545         4,429,282        24,025,827

SAND TECHNOLOGY INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED JULY 31, 2005, 2004 AND 2003
(IN CANADIAN DOLLARS)
--------------------------------------------------------------------------------

10. FINANCIAL INSTRUMENTS

    FAIR VALUE OF FINANCIAL INSTRUMENTS

    The carrying amount of the Corporation's financial assets and liabilities approximate their fair values at July 31, 2005 due to their short-term nature.


    CREDIT RISK

    The Corporation's exposure to credit risk as of July 31, 2005, is equal to the carrying amount of its financial assets.


    CONCENTRATION OF CREDIT RISK

    Credit risk concentration with respect to trade receivables is limited due to the relatively large size of the Corporation's customers. As at July 31, 2005, three customers represented 55% (three customers represented 87% in 2004) of accounts receivable.


    CURRENCY RISK

    The Corporation operates internationally and is exposed to market risk principally from changes in foreign currency rates. The Corporation does not hold any financial instruments that mitigate this risk.

    As at July 31, 2005 and 2004, the Corporation has net current assets (liabilities) denominated in foreign currencies as follows:

                                                    2005                  2004
                                                   ------              ---------
                                                       (in Canadian dollars)
    U.S. dollar                                    126,201               818,756
    Pounds sterling                                 36,198             1,055,219
    Euros                                          (74,124)              100,760

11. SIGNIFICANT CUSTOMERS

    For the year ended July 31, 2005, the Corporation generated approximately 20% of its revenues from one customer (36% from two customers in 2004).


12. COMPARATIVE FIGURES

    Certain figures for prior years have been reclassified in order to conform to the presentation adopted in the current year.

SAND TECHNOLOGY INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED JULY 31, 2005, 2004 AND 2003
(IN CANADIAN DOLLARS)
--------------------------------------------------------------------------------

13. RECONCILIATION OF RESULTS REPORTED IN ACCORDANCE WITH CANADIAN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES ("GAAP") TO UNITED STATES GAAP AND OTHER SUPPLEMENTARY UNITED STATES GAAP DISCLOSURES

    The Corporation does not have material differences between Canadian and United States generally accepted accounting principles.

    The following items present other supplementary disclosures required under United States generally accepted accounting principles.

    Accounts receivable are net of allowance for doubtful accounts of $18,909 (nil in 2004).

    Accounts payable and accrued liabilities are comprised of the following:

                                                              2005              2004
                                                            ---------         ---------
                                                                $                 $
    Trade accounts                                            594,026           605,821
    Accrued payroll payable and related expenses              844,095         1,125,881
    Other                                                      47,476           149,411
                                                            ---------         ---------
                                                            1,485,597         1,881,113
                                                            ---------         ---------
                                                            ---------         ---------


    COMPREHENSIVE INCOME

    The Corporation has adopted Statement of Financial Accounting Standards ("SFAS") No. 130, "Reporting Comprehensive Income". There are no material differences between the Corporation's net loss as reported and its comprehensive income as defined by SFAS 130. Accordingly, a separate Statement of comprehensive income has not been presented.

    STOCK-BASED COMPENSATION

    The Corporation accounts for its stock-based compensation for options granted prior to August 1, 2003 using the intrinsic value method prescribed by the Accounting Principles Board Opinion No.25, "Accounting for Stock Issued to Employees". U.S. GAAP requires companies that follow this method to make pro forma disclosures of net income and earnings per share, as if the fair value based methodology prescribed by SFAS No.123, "Accounting for Stock Based Compensation", had been applied for the periods presented. For options granted as of August 1, 2003, the Corporation has adopted the fair value method, on a prospective basis.

SAND TECHNOLOGY INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED JULY 31, 2005, 2004 AND 2003
(IN CANADIAN DOLLARS)
--------------------------------------------------------------------------------

13. RECONCILIATION OF RESULTS REPORTED IN ACCORDANCE WITH CANADIAN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES ("GAAP") TO UNITED STATES GAAP AND OTHER SUPPLEMENTARY UNITED STATES GAAP DISCLOSURES (CONTINUED)

    STOCK-BASED COMPENSATION (CONTINUED)

    The following table presents net earnings and earnings per share in accordance with U.S. GAAP on a pro forma basis, giving effect to the pro forma compensation expense relating to stock options granted to employees after July 1, 1995 and prior to August 1, 2003, in accordance with SFAS 123.

                                                       JULY 31, 2005        July 31, 2004         July 31, 2003
                                                       -------------        -------------         -------------
                                                             $                    $                     $
    Net (loss) income, as reported                       (7,363,054)          (7,129,930)             9,793,081
    Pro forma expense                                      (460,948)            (615,749)             (482,038)
                                                         ----------           ----------              ---------
    Pro forma net (loss) income                          (7,824,002)          (7,745,679)             9,311,043
                                                         ----------           ----------              ---------
                                                         ----------           ----------              ---------

    Pro forma basic and diluted loss per share                (0.61)               (0.59)                  0.71

    SFAS 123 requires that the pro forma compensation expense be recognized over the service period based on the fair value of options granted to employees. The pro forma compensation expense presented above has been estimated using the Black Scholes option pricing model. In order to perform the calculation, the following weighted average assumptions were used for fiscal year 2003.

                                                                  July 31, 2003
                                                                  -------------
    Risk-free interest rate                                             4.80%
    Dividend yield                                                         -%
    Volatility factor of the expected market
      price of the Corporation's common stock                             87%
    Expected life                                                     7 years

SAND TECHNOLOGY INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED JULY 31, 2005, 2004 AND 2003
(IN CANADIAN DOLLARS)
--------------------------------------------------------------------------------

13. RECONCILIATION OF RESULTS REPORTED IN ACCORDANCE WITH CANADIAN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES ("GAAP") TO UNITED STATES GAAP AND OTHER SUPPLEMENTARY UNITED STATES GAAP DISCLOSURES (CONTINUED)

    ADOPTION OF NEW ACCOUNTING POLICIES

    Consolidation of Variable Interest Entities

    In January 2003, the FASB issued Interpretation ("FIN") No. 46 "Consolidation of Variable Interest Entities". FIN 46 clarifies the application of Accounting Research Bulletin No. 51 - Consolidated Financial Statements to those entities defined as "Variable Interest Entities" (more commonly referred to as special purpose entities) in which equity investors do not have the characteristics of a "controlling financial interest" or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. The adoption of FIN 46 did not have an impact on the Corporation's consolidated financial statements.


    Amendment of SFAS No. 133 on Derivative Instruments and Hedging Activities

    In April 2003, the FASB issued SFAS No. 149, "Amendment of SFAS No. 133 on Derivative Instruments and Hedging Activities." SFAS No. 149 amends and clarifies accounting for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities under SFAS No. 133. The adoption of this standard did not have an impact on the Corporation's consolidated financial statements.


    Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity

    In May 2003, the FASB issued SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity." SFAS No. 150 establishes standards for how a company classifies and measures certain financial instruments with characteristics of both liabilities and equity. The adoption of SFAS No. 150 did not have an impact on the Corporation's consolidated financial statements.

SAND TECHNOLOGY INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED JULY 31, 2005, 2004 AND 2003
(IN CANADIAN DOLLARS)
--------------------------------------------------------------------------------

13. RECONCILIATION OF RESULTS REPORTED IN ACCORDANCE WITH CANADIAN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES ("GAAP") TO UNITED STATES GAAP AND OTHER SUPPLEMENTARY UNITED STATES GAAP DISCLOSURES (CONTINUED)

    RECENT PRONOUNCEMENTS

    In November 2004, the FASB issued SFAS No. 151, "Inventory Costs, an amendment of Accounting Research Bulletin ("ARB") No. 43, Chapter 4". The provisions of SFAS No. 151 will be effective beginning in the first quarter of fiscal 2006. The adoption of SFAS No. 151 is not expected to have any impact on the Corporation's consolidated financial statements.

    In December 2004, the Financial Accounting Standards Board ("FASB") issued SFAS No. 153, "Exchanges of Non monetary Assets - An Amendment of APB Opinion No. 29." This standard eliminates the exception from fair value measurement for non-monetary exchanges of similar productive assets. The standard is effective January 1, 2006. The adoption of SFAS No. 153 is not expected to have a material impact on the Corporation's consolidated financial statements.

    In December 2004, the FASB issued SFAS No. 123(R), "Share-Based Payment", which is a revision of SFAS No. 123 and supersedes APB Opinion No. 25. SFAS No. 123(R) requires all share-based payments to employees, including grants of employee stock options, to be valued at fair value on the date of grant, and to be expensed over the applicable vesting period. Pro forma disclosures of the income statement effects of share-based payments is no longer an alternative. SFAS No. 123(R) is effective for all stock-based awards granted on or after July 1, 2005. In addition, companies must also recognize compensation expense related to any awards that are not fully vested as of July 1, 2005. Compensation expense for the unvested awards will be measured based on the fair value of the awards previously calculated in developing the pro forma disclosures in accordance with the provisions of SFAS No. 123. The Corporation has not yet assessed the impact of adopting SFAS No. 123(R) on its consolidated financial statements.

SAND TECHNOLOGY INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED JULY 31, 2005, 2004 AND 2003
(IN CANADIAN DOLLARS)
--------------------------------------------------------------------------------

13. RECONCILIATION OF RESULTS REPORTED IN ACCORDANCE WITH CANADIAN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES ("GAAP") TO UNITED STATES GAAP AND OTHER SUPPLEMENTARY UNITED STATES GAAP DISCLOSURES (CONTINUED)

    RECENT PRONOUNCEMENTS (CONTINUED)

    In March 2005, the FASB issued FIN 47, "Accounting for Conditional Asset Retirement Obligations, an interpretation of FASB Statement No. 143" ("FIN 47"), which requires and entity to recognize a liability for the fair value of a conditional asset retirement obligation when incurred if the liability's fair value can be reasonably estimated. FIN 47 is effective for fiscal years ending after December 15, 2005 and is required to be adopted by the Corporation in the first quarter of fiscal 2006. The Corporation is currently evaluating the effect that the adoption of FIN 47 will have on its consolidated results of operations and financial condition but does not expect it to have a material impact.

    In May 2005, the FASB issued SFAS No. 154, "Accounting Changes and Error Corrections" ("SFAS 154") which replaces Accounting Principles Board Opinion No. 20 "Accounting Changes" and SFAS No. 3, "Reporting Accounting Changes in Interim Financial Statements - An Amendment of APB Opinion No. 28". SFAS 154 provides guidance on the accounting for and reporting of accounting changes and error corrections. It establishes retrospective application, or the latest praticable date, as the required method for reporting a change in accounting principle and the reporting of a correction of an error. SFAS 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005 and is required to be adopted by the Corporation in the first quarter of fiscal 2007. The Corporation is currently evaluating the effect that the adoption of SFAS 154 will have on its consolidated results of operations and financial condition but does not expect it to have a material impact.

ITEM 19. EXHIBITS

EXHIBITS

    1.1*           Articles of Incorporation, as amended on December 20, 1996 and December 31, 1996

    1.2**          Amendment to Articles of Incorporation dated January 1, 2000.

    1.3*******     By-Laws approved, confirmed and ratified by the shareholders on December 17, 2002

    4.1            Sand Technology Inc. 1996 Stock Incentive Plan as amended

    4.2            Sand Technology Inc. 1996 Stock Option Plan as amended

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

    4.9******      Purchase Agreement dated November 22, 2000 with Sprott Securities Inc.

    4.10******     Escrow Agreement dated November 22, 2000 among the Registrant,  Sprott  Securities and Aird & Berlis

    4.11******     Escrow Agreement dated November 28, 2000 among the Registrant,  Sprott  Securities and Aird & Berlis

    4.12***        Purchase and Sale Agreement  dated July 31, 2003 between Sand  Technology Inc. and
                   ClarityBlue Holdings Limited

    4.13***        Shareholder  Rights Plan Agreement  between Sand  Technology  Inc. and CIBC Mellon dated November 17, 2003

    5.1            Statement detailing computation of per share earnings

    8.1            Subsidiaries

    11.1           Standards of Ethical Conduct

    12.1           Certification  of  Chief  Executive   Officer  Pursuant  to  Section  302  of  the
                   Sarbanes-Oxley Act of 2002

    12.2           Certification  of  Chief  Financial   Officer  Pursuant  to  Section  302  of  the
                   Sarbanes-Oxley Act of 2002

    13.1           Certification  of  Periodic  Financial  Report  Pursuant  to  Section  906  of the
                   Sarbanes-Oxley Act of 2002, U.S.C. Section 1350

    13.2           Certification  of  Periodic  Financial  Report  Pursuant  to  Section  906  of the
                   Sarbanes-Oxley Act of 2002, U.S.C. Section 1350

    14.1           Consent of Independent Registered Chartered Accountants

    15.1           Amended and Restated Audit Committee Charter

    15.2           Governance, Nomination, Human Resources and Compensation Committee

    15.3***        Board of Directors Charter


---------------------------------
* Incorporated by reference from the Registrant's Form 20-F Annual Report for the fiscal year ending July 31, 1996.

** Incorporated by reference from Amendment No. 1 to the Registrant's Form F-2 Registration Statement (333-12216) filed on August 18, 2000.

*** Incorporated by reference from the Registrant's Form 20-F Annual Report for the fiscal year ending July 31, 2003.

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


                                             SAND TECHNOLOGY INC.


                                             /s/ ARTHUR G. RITCHIE
                                             -------------------------------
January 27, 2006                             Arthur G. Ritchie
                                             Chairman of the Board,
                                             President and Chief Executive
                                             Officer