Form 20-F
period 2006-07-31
SAND TECHNOLOGY INC
filed 2007-03-14
CIK 753050

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

     For the fiscal year ended July 31, 2006

                                       OR

     [   ]     TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF
                         THE SECURITIES EXCHANGE ACT OF 1934

                                       OR

     [   ]     SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF
                      THE SECURITIES EXCHANGE ACT OF 1934

     Date of event requiring this shell company report_______________________

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


                 Yes _____                             No __X__

     If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

                 Yes _____                             No __X__

     Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.


                 Yes __X__                             No _____


     Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer.


     Large accelerated filer __  Accelerated __  Non-accelerated filer __X__
                                 filer

     Indicate by check mark which financial statement item the registrant has selected to follow.

                 Item 17 _____                         Item 18 __X__

     If this report is an annual report, indicate by check mark whether the registrant is a shell company.

                  Yes ____                              No __X__

                                Table of contents

PART I.........................................................................................................4
         ITEM 1.       IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS...................................4
         ITEM 2.       OFFER STATISTICS AND EXPECTED TIMETABLE.................................................4
         ITEM 3.       KEY INFORMATION.........................................................................4
         ITEM 4.       INFORMATION ON THE COMPANY.............................................................17
         ITEM 4 A.     UNRESOLVED STAFF COMMENTS..............................................................23
         ITEM 5.       OPERATING AND FINANCIAL REVIEW AND PROSPECTS...........................................23
         ITEM 6.       DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES.............................................32
         ITEM 7.       MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS......................................43
         ITEM 8.       FINANCIAL INFORMATION..................................................................44
         ITEM 9.       THE OFFER AND LISTING..................................................................45
         ITEM 10.      ADDITIONAL INFORMATION.................................................................46
         ITEM 11.      QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK.............................58
         ITEM 12.      DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES.................................58

PART II.......................................................................................................59
         ITEM 13.      DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES........................................59
         ITEM 14.      MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS...........59
         ITEM 15.      CONTROLS AND PROCEDURES................................................................62
         ITEM 16 A.    AUDIT COMMITTEE FINANCIAL EXPERT.......................................................62
         ITEM 16 B.    CODE OF ETHICS.........................................................................63
         ITEM 16 C.    PRINCIPAL ACCOUNTANT FEES AND SERVICES.................................................63
         ITEM 16 D.    EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES.............................64
         ITEM 16 E.    PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS.................64

PART III......................................................................................................65
         ITEM 17.      FINANCIAL STATEMENTS...................................................................65
         ITEM 18.      FINANCIAL STATEMENTS...................................................................65
         ITEM 19.      EXHIBITS...............................................................................93

            CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

     Certain statements contained in this Annual Report on Form 20-F are "forward-looking statements" within the meaning of the United States Securities Act of 1933 and of the United States Securities Exchange Act of 1934. The forward-looking statements are intended to be subject to the safe harbour protection provided by these Acts. We have based these forward-looking statements on our current expectations and projections about future results, levels of activity, events, trends or plans. Such forward-looking statements are not guarantees and are subject to known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Sand Technology Inc.("SAND") to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as "guidance", "may", "will", "should", "could", "would", "expect", "plan", "anticipate", "believe", "estimate", "continue", or the negative of such terms or other similar expressions. All forward-looking statements included in this discussion are based on current expectations and on information available to us on March 12, 2007. For a more detailed discussion of these risks and uncertainties and other business risks, see Item 3 - "Risk Factors" and Item 5 - "Trend Information". Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date made. Except as required by applicable laws, we do not intend to publish updates or revisions of any forward-looking statement we make to reflect new information, future events or otherwise.

                                     * * *

     SAND Technology, N-Vector, Sandonline and Nucleus are registered trademarks, and SAND/DNA, SAND/DNA Access, SAND DNA Analytics, SAND Dynamic Nearline Access, SAND Dynamic Nearline Analytics, SAND Dynamic Nearline Architecture, SAND Analytic Server, SAND Searchable Archive and all related SAND
- and Nucleus-based marks and designs are trademarks of Sand Technology Inc. All other trademarks are the property of their respective owners. All other product and service names mentioned are the trademarks of their respective companies.


                                     PART I

ITEM 1.     IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

            Not Applicable

ITEM 2.     OFFER STATISTICS AND EXPECTED TIMETABLE

            Not Applicable

ITEM 3.     KEY INFORMATION

A.  SELECTED FINANCIAL DATA

     Our audited consolidated financial statements for the 2006 fiscal year and the notes relating to them (the "Financial Statements"), which are included at
Item 18 are presented in accordance with Canadian generally accepted accounting principles ("Canadian GAAP"). The monetary figures throughout this Annual Report on Form 20-F are presented consistent with Canadian GAAP except where otherwise indicated.

     The following data expressed in Canadian dollars are derived from the Financial Statements that have been audited by our auditors Raymond Chabot Grant Thornton LLP for the fiscal year ended July 31, 2006 and Deloitte & Touche LLP for the fiscal years ended July 31, 2005, July 31, 2004, July 31, 2003 and
July 31, 2002. The information set forth below is not necessarily indicative of the results of future operations and should be read in conjunction with, and is qualified in its entirety by, the Financial Statements found elsewhere in this Annual Report on Form 20-F.


                                           (Dollars in Thousands (000's) except for Per Share Data and Rates of Exchange)
                                                                          FISCAL YEAR ENDED
                                         ----------------------------------------------------------------------------------
                                             7/31/06          7/31/05         7/31/04           7/31/03          7/31/02
                                         --------------   --------------   --------------   --------------   --------------
                                               CA                CA              CA                CA               CA
Rates of exchange
   At period end - US$                       $1.13             $1.22            $1.33             $1.40           $1.58
   Average for the period                    $1.15             $1.24            $1.34             $1.50           $1.57

Results of Operations
   Revenue                                  $5,477            $6,096           $5,349           $31,683         $13,922
   Research and Development Costs          ($2,442)          ($3,272)         ($3,309)          ($3,311)        ($4,888)
   Selling, General and Administrative
   Expenses                                ($5,221)          ($8,318)         ($7,605)         ($16,582)       ($16,033)
   Amortization                              ($248)            ($277)           ($242)          ($1,077)        ($1,505)
   Cost of Sales and Product Support       ($1,554)          ($1,754)         ($1,652)         ($12,510)        ($6,474)
   Loss from operations                    ($3,988)          ($7,525)         ($7,459)          ($1,797)       ($14,978)

Other Income (Expense)                         $61              $162             $329             ($167)           $166

Equity and Gain on Sale of
   Subsidiaries                                                                                 $11,757

Net Income (Loss)                          ($3,927)          ($7,363)         ($7,130)           $9,793        ($14,812)

Financial Position
   Working Capital                            $484            $4,205          $11,523           $19,133          $7,562
   Total Assets                             $3,445            $7,935          $15,991           $24,026         $15,528
   Total Liabilities                        $2,508            $3,100           $3,632            $4,344          $5,584
   Shareholders' Equity                       $937            $4,835          $12,359           $19,682          $9,944

Basic and diluted earnings (Loss)           ($0.31)           ($0.57)          ($0.55)            $0.74          ($1.12)
   per Share
Weighted Average Number of Shares
outstanding during each period (000's)      12,818            12,860           13,080            13,189          13,186



The same data, presented in conformity with US GAAP, is shown on the next page.



                                           (Dollars in Thousands (000's) except for Per Share Data and Rates of Exchange)
                                                                         FISCAL YEAR ENDED
                                         ----------------------------------------------------------------------------------
                                             7/31/06          7/31/05         7/31/04           7/31/03          7/31/02
                                         --------------   --------------   --------------   --------------   --------------
                                               CA                CA              CA                CA               CA
Rates of exchange
   At period end - US$                        $1.13            $1.22            $1.33            $1.40             $1.58
   Average for the period                     $1.15            $1.24            $1.34            $1.50             $1.57

Results of Operations
   Revenue                                   $5,477           $6,096           $5,349          $31,683           $13,922
   Research and Development Costs           ($2,442)         ($3,272)         ($3,309)         ($3,311)          ($4,888)
   Selling, General and Administrative
   Expenses                                 ($5,419)         ($8,318)         ($7,605)        ($16,582)         ($16,033)
Amortization                                  ($248)           ($277)           ($242)         ($1,077)          ($1,505)
   Cost of Sales and Product Support        ($1,554)         ($1,754)         ($1,652)        ($12,510)          ($6,474)
   Loss from Operations                     ($4,186)         ($7,525)         ($7,459)         ($1,797)         ($14,978)

Other Income (Expense)                          $61             $162             $329            ($167)             $166

Equity and Gain on Sale of
   Subsidiaries                                                                                $11,757

Net Income (Loss)                           ($4,125)         ($7,363)         ($7,130)          $9,793          ($14,812)

Financial Position
   Working Capital                             $484           $4,205          $11,523          $19,133            $7,562
   Total Assets                              $3,445           $7,935          $15,991          $24,026           $15,528
   Total Liabilities                         $2,508           $3,100           $3,632           $4,344            $5,584
   Shareholders' Equity                        $937           $4,835          $12,359          $19,682            $9,944

Basic and diluted earnings (Loss)
    per Share                                ($0.32)          ($0.57)          ($0.55)           $0.74            ($1.12)

Weighted Average Numbers of Shares
   outstanding during each period (000's)    12,818           12,860           13,080           13,189            13,186



Canadian Equivalent of U.S. $1.00

Month Ended                                               High                                     Low
-----------                                               ----                                     ---

February 28, 2007                                      $ 1.1855                                $ 1.1591
January 31, 2007                                       $ 1.1827                                $ 1.1636
December 31, 2006                                      $ 1.1654                                $ 1.1403
November 30, 2006                                      $ 1.1473                                $ 1.1290
October 31, 2006                                       $ 1.1404                                $ 1.1152
September 30, 2005                                     $ 1.1287                                $ 1.1045
August 31, 2006                                        $ 1.1307                                $ 1.1053
July 31, 2006                                          $ 1.1413                                $ 1.1068

                                                   Year Ended July 31
                          ---------------------------------------------------------------------
                           2006            2005           2004            2003            2002
                          ------          ------         ------          ------          ------

Average                    $1.15          $1.24           $1.34           $1.50           $1.57

On March 12, 2007, the exchange rate was CDN $1.1702 for U.S.$1.00.


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

RISKS ASSOCIATED WITH OUR FINANCIAL RESULTS

o WE HAVE NOT BEEN PROFITABLE IN FOUR OUT OF OUR LAST FIVE FISCAL YEARS AND WE HAVE SOLD SOME LIQUID INVESTMENTS AND ASSETS TO FUND OUR OPERATIONS.

     Because we have not been profitable in four out of our last five fiscal years, we have had to fund our losses through a combination of sales of liquid investments and assets. We incurred losses of $14,812,001 in the fiscal 2002, $7,129,930 in fiscal 2004, $7,363,054 for the fiscal year ended July 31, 2005 and $3,926,921,for the fiscal year ended July 31, 2006. Although, fiscal year 2003 was profitable, the profit was due to the gain from the sale of ClarityBlue, which amounted to $11,757,280. Had we not sold ClarityBlue, we would have shown a loss of $1,964,199. We expect to continue to incur losses in the near future and possibly longer. Although our expenses materially decreased as a result of the sale of ClarityBlue, so did our revenue base and additional efforts will have to be made to grow our sales force and build our marketing efforts to address the North American and international markets as well as other specific markets in order to achieve future sales growth. If our efforts are not successful in continuing to create additional revenues, we may be unable to achieve profitability in the future.

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

o    WE NEED ADDITIONAL CAPITAL TO FUND OUR OPERATIONS

     We need to raise additional capital to fund our operating expenses. Additional capital may not be available to us due to the many risks inherent in an investment in our securities. Additional equity financing, if available, will likely be dilutive to our shareholders and any additional equity securities may have rights, preferences and privileges senior to those of the holders of Class A common shares.


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

o    WE DEPEND ON KEY PERSONNEL.

     Our success depends to a significant degree upon the continued contributions of our key management, engineering, sales and marketing personnel, many of whom would be difficult to replace. During 2006 we suffered the loss of a key executive Jerome Shattner, our former Executive Vice President and director. We believe that our future success will depend in large part upon our ability to attract and retain highly skilled managerial, engineering, sales and marketing, and finance personnel. Competition for qualified personnel remains intense, and there can be no assurance that we will be successful in attracting and retaining such personnel. We have in the past experienced difficulties in hiring highly qualified sales and engineering personnel. The loss of the services of any of our other key personnel, the inability to attract or retain qualified personnel in the future or delays in either hiring required personnel or the rate at which new people become productive, particularly sales personnel and engineers, could have a material adverse effect on our business, operating results and financial condition.

o    OUR PRODUCT SALES CYCLE IS LENGTHY.

     The purchase of our products often requires significant, executive-level investment and system design decisions by our customers. Sales take a long time to conclude because we must provide a significant level of education about the use and benefits of our products. We believe that many companies are not yet fully aware of the benefits of enterprise-wide business intelligence solutions, nor have such companies yet deployed business intelligence solutions on an enterprise-wide basis. Accordingly, the sales cycle associated with the purchase of our SAND/DNA Analytics products and our SAND/DNA Acces products is typically three to nine months in length. During this period, a potential sale is subject to a number of significant risks over which we have little or no control, including customers' budgeting constraints and internal acceptance review procedures including, in some instances, approval by the board of directors of the customer. Based in part upon, among other things, our lengthy sales cycle, the timing of sales is difficult to predict and our earnings and operating results could vary significantly from quarter to quarter during our current fiscal year. As a result of the long sales cycle, it may take us a substantial amount of time to generate revenue from our sales effort.

o    WE MUST CONTINUE TO MAINTAIN AND GROW OUR INDIRECT SALES CHANNELS.

     Our success in maintaining our indirect channels, value-added resellers, resellers and distributors is important to our ability to achieve revenue growth and improved operating margins on product sales. Despite the fact that we continue to invest significant resources to develop our indirect channels, we may not be able to continue to attract and retain additional companies in our indirect channels that will be able to market our SAND/DNA Analytics products and SAND/DNA Access products effectively and will be qualified to provide timely and cost-effective customer support and services. In addition, our agreements with companies in our indirect channels do not restrict such companies from distributing competing products, and in many cases, these agreements may be terminated by either party without cause. We may not be able to successfully expand our sales through indirect channels, and failure to do so could have a material adverse effect on our business, operating results and financial condition.

o    WE OPERATE IN A HIGHLY COMPETITIVE MARKET.

     We compete in the highly competitive computer software industry as a result of bringing our SAND/DNA Analytics products, SAND/DNA Access and more recently our SAND/DNA for SAP BI products to market. The market in which we operate is still developing and is intensively competitive, highly fragmented, and characterized by rapidly changing technology and evolving standards. Our current and potential competitors offer a variety of solutions and generally fall within several categories:

- vendors that offer data warehouse appliances which operate specifically with their proprietary platform such as Netezza, NCR Teradata and DAT Allego;

- software vendors that offer products which focus on structured data archiving such as FileTek and PBS;

- other companies that may in the future announce offerings of enterprise information management solutions.

     Our competitive position in our market is uncertain and changing due principally to the variety of current and potential competitors and the emerging nature of the market. With the release of SAND/DNA Access and SAND/DNA for SAP BI, we have been able to establish ourselves as complementary to many of the vendors that were seen as competitors with respect to SAND/DNA Analytics. We now have offerings that complement SAP, Oracle, IBM DB2 and Microsoft SQL warehouse. We expect additional competition as other established and emerging companies enter into the intelligent information management software market and new products and technologies are introduced. Increased competition could result in price reductions, fewer customer orders, reduced gross margins, longer sales cycles, and loss of market share.

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

     We compete primarily on the basis of product features, lower Total Cost of Ownership (TCO), Return on Investment (ROI), time to market, ease of use, product performance, product quality, user scalability, open architecture, customer support and price. While we believe we presently compete favourably with respect to each of these factors, some potential customers may be reluctant to work with us due to our fluctuating stock price or our financial condition.

     We cannot assure you that we will be able to compete successfully against current and future competitors, and the failure to do so could have a material adverse effect on our business, operating results and financial condition.

o AS WE EXPAND BEYOND NORTH AMERICA, WE ARE EXPOSED TO CERTAIN RISKS INHERENT IN DOING BUSINESS ON AN INTERNATIONAL LEVEL.

     Revenues earned outside North America are expected to remain significant in the future. Sales to customers outside of North America, including sales generated by our U.K. subsidiary, represented
72%, 52% and 70% of our total revenue for fiscal 2004, 2005 and 2006 respectively. We have sales offices in the United Kingdom and Germany.

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

o WE CURRENTLY DEPEND ON SALES OF SAND/DNA ANALYTICS PRODUCTS AND SAND/DNA ACCESS PRODUCTS TO GENERATE MOST OF OUR REVENUE.

     We expect sales of our SAND/DNA Analytics products and SAND/DNA Access products to constitute most of our revenue for the foreseeable future. If customers do not purchase these products, we do not currently offer any other products or services that would enable us to become profitable.

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

o    WE DEPEND ON THE MARKET FOR ENTERPRISE BUSINESS INTELLIGENCE.

     We are focusing our selling efforts increasingly on larger, enterprise-wide implementations of our SAND/DNA Analytics products, our SAND/DNA Access products and our SAND/DNA Product Suite and we expect such sales to constitute an increasing portion of any future revenue growth. To date, our selling efforts have resulted in limited enterprise-wide implementations of our SAND/DNA Analytics products, our SAND/DNA Access products and our SAND/DNA Product Suite. While we have devoted resources to promoting market awareness of our products and the needs our products address (including training our sales personnel and demonstrating our products at industry conferences and trade shows), we cannot assure you that these efforts will be sufficient to build market awareness of the need for the enterprise-wide implementations for business intelligence or acceptance of our products. Failure of a significant market for enterprise business intelligence products to fully develop, or failure of enterprise-wide implementations of our products to achieve broad market acceptance, could have a material adverse effect on our business, operating results and financial condition.

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

o    THERE IS LIMITED PROTECTION OF OUR PROPRIETARY RIGHTS.

     We currently rely primarily on a combination of copyright and trademark laws, patents, trade secrets, confidentiality procedures and contractual provisions to protect our proprietary rights. We seek to protect our software, documentation and other written materials under trade secret and copyright laws, which afford only limited protection. We currently have eight United States patents and thirty-two foreign patents. We cannot assure you that our patents will not be invalidated, circumvented or challenged, or that the rights granted under our patents will provide competitive advantages to us. Others may develop technologies that are similar or superior to our technology or design around any patent that may be owned by us. Despite our efforts to protect our proprietary rights, unauthorized parties may attempt to copy aspects of our products or to obtain and use information that we regard as proprietary. Policing unauthorized use of our products is difficult, and while we are unable to determine the extent to which piracy of our software products exists, we can expect software piracy to be a persistent problem. In addition, the laws of some foreign countries do not protect our proprietary rights as fully as do the laws of the United States and Canada. There can be no assurance that our means of protecting our proprietary rights in North America or abroad will be adequate. We have entered into source code escrow agreements with a number of our customers and indirect channel partners requiring release of source code under certain conditions. The provision of source code escrows may increase the likelihood of misappropriation by third parties. Although we are not currently aware of any claims asserted by third parties that we infringe on their intellectual property, we expect that in the future software product developers will increasingly be subject to infringement claims as the number of products and competitors in our industry segment grows and the functionality of products in different industry segments overlaps. Any such claims, with or without merit, could be time consuming to defend, result in costly litigation, divert management's attention and resources, cause product shipment delays or require us to enter into royalty or licensing agreements which may not be available on terms acceptable to us, if at all. In the event of a successful claim of product infringement against us and our failure or inability to license the infringed or similar technology, our business, operating results and financial condition could be materially adversely affected.

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

o IF WE DO NOT HAVE SUFFICIENT CAPITAL TO FUND OUR OPERATIONS, WE MAY BE FORCED TO DISCONTINUE PRODUCT DEVELOPMENT, REDUCE OUR SALES AND MARKETING EFFORTS OR FOREGO ATTRACTIVE BUSINESS OPPORTUNITIES.

     In order to help ensure that we would have sufficient capital to take advantage of our core business opportunities, we have taken significant actions to reduce our operating expenses. However, most of our operating expenses, such as employee compensation and lease payments for facilities and equipment, are relatively stable, and these expense levels are based in part on our expectations regarding future revenues. As a result, any sustained shortfall in our revenues relative to our expectations would negatively impact our operating results. We may not have sufficient capital to fund our operations.

     Such outcome could adversely impact our ability to respond to competitive pressures or could prevent us from conducting all or a portion of our planned operations. We may need to undertake additional measures to reduce our operating expenses in the future.

     Our consolidated financial statements have been prepared on the basis of the going concern assumption, meaning that it is assumed that the Company will be able to realize its assets and discharge its liabilities in the normal course of operations.

     In light of operating losses suffered in the current and past years, the Company's ability to realize its assets and discharge its liabilities depends on the continued financial support of its shareholders and creditors and its ability to obtain additional financing. We need to raise additional funds, and additional financing may not be available on acceptable terms, if at all. If we issue additional equity securities to raise funds, the ownership percentage of existing shareholders will be reduced. If we incur debt, the debt will rank senior to our common shares, we will incur debt service costs and we will likely have to enter into agreements that will restrict our operations in some respects and our ability to declare dividends to the holders of our common shares.

The carrying amounts of assets, liabilities, revenues and expenses presented in the financial statements and the balance sheet classification have not been adjusted as it would be required if the going concern assumption were not appropriate.

RISKS WHICH MAY AFFECT THE VALUE OF OUR CLASS A COMMON SHARES

o    SHARES ELIGIBLE FOR FUTURE SALE.

     Sales of a substantial number of our Class A common shares in the public market could adversely affect the market price for our Class A common shares.

     We are authorized to issue an unlimited number of Class A common shares, of which 12,818,189 shares are outstanding as of March 13, 2007, and we have reserved an additional 1,154,000 Class A common shares for future issuance. The issuance of these authorized or reserved shares could substantially dilute the equity interest of our existing shareholders and could result in a significant decrease to the market price of our Class A common shares. We have granted rights to purchase 1,154,000 Class A common shares to directors, officers, employees and consultants upon the exercise of options at prices ranging from US$0.69 to US$7.00 per share.

O THE PRICE OF OUR CLASS A COMMON SHARES ON THE OTC BULLETIN BOARD IS LIKELY TO BE VOLATILE.

     Our Class A common shares are currently listed on the OTC Bulletin Board ("OTCBB") under the symbol SNDTF.OB.

Our share price, which has ranged from a low of US$0.35 to a high of US$0.85 during the past twelve months, could continue to be subject to wide fluctuations. The volume of trading in our Class A common shares on the OTCBB has not been substantial. As a result, even small dispositions or acquisitions of our Class A common shares in the public market could cause the market price to fall or increase substantially. Our share price could also be subject to wide fluctuations in response to broad market and industry factors, actual or anticipated variations in quarterly operating results, volatile economic conditions, new products offered by us or our competitors, changes in financial estimates by securities analysts and other events or factors that may be beyond our control.

o    EXISTING STOCKHOLDERS WILL CONTINUE TO EXERCISE EFFECTIVE CONTROL OVER US

     Our senior management and directors, together with entities affiliated with those individuals, beneficially own approximately 29.2% of our Class A common shares. Arthur G. Ritchie, our Chairman of the Board, President and Chief Executive Officer and a director of SAND, beneficially owns approximately 18.3% of SAND's Class A common shares. The Estate of Jerome Shattner (Jerome Shattner was Executive Vice President of the Company), beneficially owns 8.2% of our Class A common shares, while George Wicker, a director of SAND, beneficially owns 2.1% of our Class A common shares. Other senior management or directors own approximately 0.6% of our Class A common shares. These shareholders may, as a practical matter, continue to be able to control the election of a majority of the directors of SAND and the determination of many corporate actions.
This concentration of ownership could have the effect of delaying or preventing a change in control of SAND.

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

     Our Board of Directors adopted a shareholder rights plan which was ratified by our shareholders on December 16, 2003. The approval of the renewal and confirmation of the shareholder rights plan by the directors on November 21, 2005 was ratified, confirmed and approved by the shareholders at the Annual and Special Meeting of Shareholders on December 15, 2005. Under the plan, rights to purchase Class A common shares have been issued to holders of Class A common shares. The rights become exercisable under certain circumstances in which someone acquires 20% or more of our outstanding Class A common shares. As a result of the plan, anyone wishing to take-over the Company may be forced under certain circumstances to negotiate a transaction with our Board of Directors and management or comply with certain bid criteria in order not to trigger the exercise of rights. This could prolong the take-over process and, arguably, deter a potential bidder.


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

     We then fully shifted our focus to the design, development, marketing and support of software products that enable users to retrieve usable business information from large amounts of data and to providing specialized systems integration services related to those products. Our software products, collectively known as the SAND/DNA Product Suite are designed to provide an efficient and cost-effective way for business users to make fast easy inquiries of large databases without the intervention of Information Technology professionals, and to store that data with orders of magnitude greater and more efficiently than what is generally possible using more traditional database products. The SAND/DNA Analytics product, which incorporates SAND's patent-protected Nucleus database engine and other Nucleus derived products, facilitates the use of data mining, query, reporting and other classes of on-line analytical applications, thereby enabling more effective management of customer relationships, supply chains and other critical business processes. Our products permit more timely and accurate decisions across the extended enterprise, making "business intelligence" a key component of operational excellence. Customers in Europe and North America now use SAND's solutions for both analytical and operational purposes, including, amongst others, market segmentation CRM analytics, Web analytics, Business Performance Management and strategic planning. The addition in late 2004 of the SAND/DNA Access product to our portfolio, itself incorporating a number of patents, enhances our ability to deliver in these areas and adds capability in the efficient storage and retrieval of large amounts of historic data, facilitating regulatory and compliance applications.

     Initially SAND offered products primarily as part of a systems integration model. At the end of the 2002 fiscal year, we consolidated the systems integration portion of our business which had been growing in importance and subsequently re-branded it with the name ClarityBlue. ClarityBlue concentrated on developing a strong competitive practice utilizing the SAND/DNA Analytics precursor product as an engine for its Customer Analytic offering, and was able to attract high profile customers particularly in the Telecommunications and Financial Services markets in the United Kingdom.

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

     As a result, the decision was taken to sell the ClarityBlue division by means of a management buyout to the management team operating ClarityBlue, which was completed in fiscal 2003.

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

Products and Services

     We have developed a unique data storage and manipulation architecture now known as the SAND/DNA Analytics product, which allows user-driven queries on large amounts of data to be performed efficiently and cost-effectively. This patented breakthrough in the storage and integration of data, and in the speed and flexibility at which data can be analyzed by business users, represents the "next step" in the drive to empower managers across an organization by providing them with the data they need to be better managers.


     Our SAND/DNA Analytics products, based on our patented tokenized database engine, can best be viewed as an enterprise platform technology that enables organizations to maximize the business value of corporate information by supporting better business decisions through intuitive interactive data access. The SAND/DNA Analytics products or the Nucleus products upon which they are based, are already being used to provide fast measurable business benefits in the retail, finance, healthcare, transportation, telecommunication, manufacturing, government and insurance sectors. These customers, often at the recommendation of systems integrators, are using our products in support of strategic corporate initiatives including e-business, customer relationship management, reporting, supply chain management, risk analysis and management, product trend and profitability analysis, fraud detection, emerging markets, competitive analysis and quality control. Increasingly as organizations shift the competitive landscape from operations to intelligence, these information intensive decisions are not stand-alone, but a core part of an integrated information management infrastructure.

     Our SAND/DNA Analytics product incorporates a number of advanced technologies. Its development has already required and will continue to require substantial investment in research and development. For example, substantial work and expenditures were required to develop the Intel-based Microsoft WIN/NT and WIN/95 versions of Nucleus. In fiscal 1999, development work was completed on an advanced version of the Nucleus Prototype Warehouse/Mart. The Nucleus Massively Parallel Server Option (MPSO), a major architectural enhancement to the Nucleus Product Suite, was made available in December 1999. During fiscal 2002, important advancements were made in the ability to quickly and efficiently load even larger volumes of data into the SAND/DNA Analytics product and in the ability of the SAND/DNA Analytics product to support an even wider variety of applications by more efficient interfacing with industry-standard applications and data extraction tools.

     In 2004, we made available Release 3.2 of our high-performance SAND Analytic Server. Release 3.2 augmented the proven scalability and query speed of previous versions of the Nucleus data management technology on which it is based, by significantly enhancing the speed of loading and updating data for analysis as well as adding further support for open industry-standard business intelligence tools through more flexible open database connectivity. This was followed in 2005 by a significant update to Version 4 (currently Release 4.2) incorporating many features to allow high-performance scalability for multiple users and huge amounts of data.

     In 2004, we introduced a second patent protected product, the SAND Searchable Archive now known as the SAND/DNA Access product. This product builds on SAND's strength in advanced data management to create a highly compressed database for storing data that is not of immediate need to an organization but that will be required over time for either historic analysis or regulatory or compliance purposes, and to generally help manage the data explosion in industry by maintaining rapid access to huge volumes of "nearline" data.

     The SAND/DNA Access product is substantially smaller than a traditional relational database but can be searched directly by business users using standard "business intelligence" tools. This is a breakthrough product and technology and has particular impact on the current information technology environment where volumes of corporate data are growing at an exponential rate.

     The SAND/DNA Access product works with data from any corporate database and over time is suitable for version customization to support particular third party vendors' products. During 2006, a SAND/DNA Access product received its initial certification with the release of SAND/DNA for SAP BI.

     The SAND/DNA Product Suite incorporates a number of advanced technologies. Their development has already required, and will continue to require, substantial investment in research and development.

     Sales of the Company's products and services are not subject to seasonal variations.

     Other than government regulations of general application, no government body has specific authority to regulate the business of the Company.

Marketing and Sales

     Our corporate headquarters are located in Montreal, Canada, where we also have development and sales resources. We have offices in Kenilworth, New Jersey and Pasadena, California, through Sand Technology Corporation to provide for the development, sales, marketing and distribution of the SAND/DNA product suite in the United States.

     Our offices in the United Kingdom are located in Camberley, southwest of London. We have an office in Hamburg, Germany, through Sand Technology Deutschland GmbH.

     Sales to customers outside North America, including sales generated by our U.K. subsidiary, represented 72%, 52% and 70% of our total revenue for fiscal 2004, 2005 and 2006, respectively.

     We have alliances or commercial relationships with, among others, SAP, IBM, Sun Microsystems, Network Appliance, Total Tec, Accenture, Business Objects, Open Text,

Information Builders, Atos Origin, Microsoft, Oracle, Hyperion Software, DunnHumby, and TopEnd Solutions. The United States General Services Administration (GSA) has officially approved the addition of the SAND Analytic Server and the SAND Searchable Archive to a GSA Supply Schedule. In addition, we now have marketing, sales and technical arrangements in place with a number of recognized systems integration partners who have trained personnel in the marketing and deployment of our products.

     Our long term direction for our high performance analytical and intelligent information management products is to ensure that these products become a recognized platform for advanced analytical applications and managing large data volumes through strategic systems integration assignments. While we will continue to a limited degree to pioneer vertical and application markets through our own direct sales efforts, our long term distribution strategy is to engage a network of industry-leading solutions providers, both application vendors and systems integrators, to incorporate the SAND/DNA Product Suite as a key part of their offering.

Competition

     We compete in the highly competitive computer software industry as a result of bringing our SAND/DNA Analytics products, Sand/DNA Access and more recently our SAND/DNA for SAP BI products to market. The market in which we operate is still developing and is intensively competitive, highly fragmented, and characterized by rapidly changing technology and evolving standards. Our current and potential competitors offer a variety of solutions and generally fall within several categories:

- vendors that offer data warehouse appliances which operate specifically with their proprietary platform such as Netezza, NCR Teradata and DATAllego;

- software vendors that offer products which focus on structured data archiving such as FileTek and PBS;

- other companies that may in the future announce offerings of enterprise information management solutions.

     Our competitive position in our market is uncertain and changing due principally to the variety of current and potential competitors and the emerging nature of the market. With the release of SAND/DNA Access and SAND/DNA for SAP BI we have been able to establish ourselves as complementary to many of the vendors that we were seen as competitors with respect to SAND/DNA Analytics. We now have offerings that complement SAP, Oracle, IBM DB2, and Microsoft SQL warehouses. We expect additional competition as other established and emerging companies enter into the intelligent information management software market and new products and technologies are introduced. Increased competition could result in price reductions, fewer customer orders, reduced gross margins, longer sales cycles, and loss of market share.

     We compete primarily on the basis of product features, lower Total Cost of Ownership (TCO), Return On Investment (ROI), time to market, ease of use, product performance, product quality, user scalability, open architecture, customer support and price. While we believe we presently compete favourably with respect to each of these factors, our market is evolving at a rapid pace.

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

     The Company has been issued eight United States patents and thirty-two foreign patents which provide protection for the SAND Analytic Server and the SAND Searchable Archive which incorporate the Nucleus database engine and other Nucleus derived products.

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

     The Company holds registered trademarks and trademarks. SAND Technology and Nucleus are registered trademarks, and Nucleus Server, N:VECTOR, Nucleus Exploration Warehouse, Nucleus Exploration Mart, Nucleus Exploration Data Warehouse, Nucleus Octopus, SAND Online and MPSO are registered trademarks of Sand

Technology Inc. and Nucleus Virtual Database (VDB), NUCLEUS POWERED!, Nucleus Adviser, SAND Analytic Server, SAND Searchable Archive, SAND/DNA, SAND Analytic Warehouse, SAND/DNA Access, SAND/DNA Analytics, SAND Dynamic Nearline Access, SAND Dynamic Nearline Analytics, SAND Dynamic Nearline Architecture, See what's on the Horizon, analytics @ the speed of business, and all related SAND and Nucleus-based marks and designs are trademarks of Sand Technology Inc.


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



D. PROPERTY, PLANTS AND EQUIPMENT

     As at July 31, 2006, we leased a total of approximately 17,073 square feet of office space in 3 cities across North America, approximately 90 square feet in the United Kingdom and 828 square feet in Germany. The weighted average annualized cost per square foot of the space occupied is $23.90 including real estate taxes and operating expenses. No lease extends beyond March 31, 2011.


ITEM 4A     UNRESOLVED STAFF COMMENTS

Not applicable


ITEM 5.     OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A.  OPERATING RESULTS

     The following discussion should be read in conjunction with the consolidated financial statements beginning at page F-1, the Cautionary Statement Regarding Forward-Looking Statements above and the Risk Factors described in Item 3 above.

CRITICAL ACCOUNTING POLICIES

     We periodically review our financial reporting and disclosure practices and accounting policies to ensure that our financial reporting and disclosure system provides accurate and transparent information relative to the current economic and business environment. As part of the process, we have reviewed our selection, application and communication of critical accounting policies and financial disclosures. We note that we have determined that our critical accounting policies relating to our core ongoing business activities are primarily those that relate to revenue recognition. Other significant accounting policies are described in Note 2 to our consolidated financial statements. Recent and future accounting pronouncements are described and discussed in Notes 2 and 13 of our consolidated financial statements.

REVENUE RECOGNITION

SOURCES OF REVENUE

     In the fiscal year ended July 31, 2006, our revenue was primarily derived from the licensing of our products, the provision of related services, including installation, training and maintenance support. We recognize revenue from our license agreements when all the following conditions are met:

o    We have an executed license agreement with the customer;
o    We have delivered the software product to the customer;
o The amount of the fees to be paid by the customer is fixed and determinable; and
o    Collection of these fees is deemed probable.

     Often, software license agreements are multiple-element arrangements since they include related maintenance and implementation fees. In those cases, where implementation and maintenance fees are significant components, the entire arrangement fee is allocated to each element based on the relative fair values of license, maintenance and implementation.

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

     During fiscal 2006, there were no revenues for solution sales as opposed to the software and services models. For all contracts we make a determination as to whether the service element is essential to the functionality of the other elements of the arrangement. We also make a determination, including the contractual commitment to refund or pay penalties, related to the successful delivery under each agreement. Where the service element is essential or where the arrangement involves significant customization or modification of the software, recognition of revenue is based on using the percentage of completion method based on inputs or on outputs as dictated by the specific contracts. For those contracts, there will likely be an increase in the time between when the contract is signed and when we record the revenue.

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


RESULTS OF OPERATIONS

FISCAL 2006 COMPARED WITH FISCAL 2005

Revenue

     Our sales in fiscal 2006 were $5,477,485, a decrease of 10% from sales of $6,096,033 in fiscal 2005.

     Our sales in fiscal 2006 in North America were $1,634,977, a decrease of 44% from sales of $2,899,252 in fiscal 2005. In Europe, sales in fiscal 2006 were $3,842,508, an increase of 20% from sales of $3,196,781 in fiscal 2005.

     The decrease in our revenues for fiscal 2006 is associated primarily with a longer than anticipated sales cycle with some key partners and customers in the North American Market. In Europe, a growing acceptance of our products was shown in the German Market.

Selling, General and Administrative Expenses

     Selling, general and administrative expenses include salaries, commissions and other personnel-related costs, the impact of foreign exchange gains and losses, travel expenses, advertising programs and other promotional activities associated with the selling and marketing of our products. Selling, general and administrative expenses decreased by 37% to $5,220,443 for the fiscal year ended July 31, 2006 from $8,317,831 for the fiscal year ended July 31, 2005. The decrease is primarily due to the impact of the cost reduction measures implemented at the end of fiscal 2005. During fiscal 2007, we anticipate that selling, general and administrative expenses will decline as a percentage of revenues.

Research and Development Expenses

     Research and development expenses consist primarily of salaries and other personnel-related costs of technical and engineering personnel associated with our research and product development activities, including the enhancement and localization of existing products, quality assurance, and testing. Research and development expenses decreased by 25% to $2,441,950 for the fiscal year ended July 31, 2006 compared to $3,272,102 for the fiscal year ended July 31, 2005. This cost reduction reflects the cost reduction measures implemented at the end of fiscal 2005. This level of expenditures also reflects the current stage of development of the SAND/DNA Analytics products and the SAND/DNA Access products. We believe that significant investment for research and development is important to maintain product and technical leadership and expect that we will continue to commit significant resources to research and development in the future. For fiscal 2007, we expect that research and development expenditures will remain constant in absolute dollars.

Cost of Sales

     Cost of sales consists primarily of the costs related to the sale of third-party software, including certain license fees and royalties, and costs related to providing support services. Cost of sales decreased by 11% to $1,554,313 for the fiscal year ended July 31, 2006 from $1,754,138 for the fiscal year ended July 31, 2005. This decrease, which reflects the decrease in revenue, is primarily due to reduced costs associated with software licenses and salaries and other personnel-related expenses incurred in providing support and maintenance services. Cost of sales may vary due to the mix of services provided by SAND's personnel relative to those provided by outside consultants and to varying levels of expenditures necessary to build the service sector.

Operations

     Losses from operations were lower for the fiscal year ended July 31, 2006, reaching an amount of $3,987,676 as compared to a loss of $7,525,314 for the fiscal year ended July 31, 2005. These results continue to reflect the transitional nature of the business and distribution model of SAND. At the end of fiscal 2005, we took measures to reduce our overall cost base to enable us to lower the level at which we will be profitable. Once profitability is reached, we will start reinvesting in commercial activities to a level that will favour growth in revenues and profitability. Also, the Company incurred expenditures in improving the SAND/DNA Analytics products, and bringing our SAND/DNA Access products to market and in establishing the infrastructure associated with our direct sales force in different industry segments. Any sustained shortfall in our revenues relative to our expectations would negatively impact our operating results. Future operating results will depend on many factors, including the demand for our products, the level of product and price competition, our success in selling our products, namely the SAND/DNA Analytics products and the SAND/DNA Access products, and establishing our direct sales force and distribution channels, the state of the market for our products and general economic conditions.

FISCAL 2005 COMPARED WITH FISCAL 2004

Revenue

     Our sales in fiscal 2005 were $6,096,033, an increase of 14% from sales of $5,349,214 in fiscal 2004.

     Our sales in fiscal 2005 in North America were $2,899,252, an increase of 93% from sales of $1,503,184 in fiscal 2004. In Europe, sales in fiscal 2005 were $3,196,781, a decrease of 17% from sales of $3,846,030 in fiscal 2004.

     The increase in our revenues for fiscal 2005 was associated primarily with the implementation of our change in SAND's business model. In North America the increase in revenue stemmed mostly from sales of product upgrades to existing customers and professional services, while we continued to fully engage other opportunities through our partners. In fiscal 2004 our newly established United Kingdom Office was in a transitional stage and primarily focusing on positioning itself following the sale of ClarityBlue and selling product upgrades to our existing client base. In fiscal 2005, the United Kingdom office was restarting its business development process to get new customers and the selling process was longer than anticipated, thus creating a shortfall in the overall European revenues. This shortfall was partially offset by increased revenues from our German operations.

Selling, General and Administrative Expenses

     Selling, general and administrative expenses include salaries, commissions and other personnel-related costs, the impact of foreign exchange gains and losses, travel expenses, advertising programs and other promotional activities associated with the selling and marketing of our products. Selling, general and administrative expenses increased by 9% to $8,317,831 for the fiscal year ended July 31, 2005 from $7,604,541 for the fiscal year ended July 31, 2004. The increase was primarily due to higher sales related costs such as commissions and marketing efforts to address different industry segments in North America and at the international level.

Research and Development Expenses

     Research and development expenses consist primarily of salaries and other personnel-related costs of technical and engineering personnel associated with our research and product development activities, including the enhancement and localization of existing products, quality assurance, and testing. Research and development expenses remained relatively stable at $3,272,102 for the fiscal year ended July 31, 2005 compared to $3,308,789 for the fiscal year ended July 31, 2004. The relatively constant amount devoted to research and development expenses in absolute dollars reflected an actual reduction in costs of over 6% offset by a lower level of tax incentives received. This level of expenditures also reflected the current stage of development of the SAND Analytic Server and the SAND Searchable Archive.

Cost of Sales

     Cost of sales consists primarily of the costs related to the sale of third-party software, including certain license fees and royalties, and costs related to providing support services. Cost of sales increased by 6% to $1,754,138 for the fiscal year ended July 31, 2005 from

$1,652,369 for the fiscal year ended July 31, 2004. This increase, which reflected the increase in revenue, was primarily due to increased costs associated with software licenses and salaries and other personnel-related expenses incurred in providing support and maintenance services. Cost of sales may vary due to the mix of services provided by SAND's personnel relative to those provided by outside consultants and to varying levels of expenditures necessary to build the service sector.

Operations

     Losses from operations were higher for the fiscal year ended July 31, 2005, reaching an amount of $7,525,314 as compared to a loss of $7,458,973 for the fiscal year ended July 31, 2004. These results continued to reflect the transitional nature of the business and distribution model of SAND. During 2005, we took measures to reduce our overall cost base to enable us to lower the level at which we will be profitable. Once profitability is reached, we will start reinvesting in commercial activities to a level that will favour growth in revenues and profitability. Also, the Company incurred expenditures in improving our SAND Analytic Server, bringing our SAND Searchable Archive to market and in establishing the infrastructure associated with our direct sales force in different industry segments.


B.  LIQUIDITY AND CAPITAL RESOURCES

     Cash and investments at July 31, 2006 were $1,412,548 compared with $5,615,912 at July 31, 2005. The decrease is mainly due to operating activities which used cash in an amount of $4,101,787. Investing activities used cash in an amount of $72,240 while financing activities used $29,337. We need and are seeking additional financing in order to successfully execute our business plan and fund our operations.

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

     Our international sales are generally denominated and collected in foreign currencies. We have not historically undertaken foreign exchange hedging transactions to cover the potential foreign currency exposure. In fiscal 2006, we incurred a loss on foreign currency translations from our foreign subsidiaries in an amount of $17,919.

     On October 15, 2002, we announced an open market share repurchase program under which it could repurchase, up to a maximum of 692,345 of its outstanding Class A common shares from October 23, 2002 to October 23, 2003. During this period, a total of 115,200 Class A common shares had been repurchased at an average price of US$1.03 per share.

     On December 17, 2003, we announced a new share repurchase program under which it could repurchase up to a maximum of 654,710 of its outstanding Class A common shares from December 22, 2003 to December 22, 2004. During this period, a total of 276,038 Class A common shares had been repurchased at an average price of US$0.88 per share.

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

     Research and development expenses consist primarily of salaries and other personnel-related costs of technical and engineering personnel associated with our research and product development activities, including the enhancement and localization of existing products, quality assurance, and testing. Research and development expenses decreased by 25% to $2,441,950 for the fiscal year ended July 31, 2006 compared to $3,272,102 for the fiscal year ended July 31, 2005. The reduction reflects the cost reduction measures implemented at the end of fiscal year 2005. The level of expenditures also reflects the current stage of development of the SAND/DNA Analytics products and the SAND/DNA Access products. We believe that significant investment for research and development is essential to maintain product and technical leadership and expect that we will continue to commit substantial resources to research and development in the future. For fiscal 2007, we expect that research and development expenditures will remain constant in absolute dollars.

D. TREND INFORMATION

     At the end of the 2002 fiscal year and during the 2003 fiscal year, we further consolidated the systems integration portion of our business, which had been growing in importance over fiscal 2002. In order to actively pursue major systems integration assignments in parallel with developing marketing relationships with other major systems integrators whereby they would employ the SAND Analytic Server (now known as the SAND/DNA Analytics product) in their initiatives, and to do so in a manner that was not seen by potential systems integration partners as direct competition, we rebranded our own systems integration division under the operating name ClarityBlue. ClarityBlue concentrated on developing a strong competitive practice and associated intellectual property base on assignments utilizing the SAND Analytic Server (now known as the SAND/DNA Analytics product). The product division, operating as Sand Technology, continued to develop and market the SAND Analytic Server (now known as the SAND/DNA Analytics product)and other Nucleus derived products directly and through distribution undertakings. Thus, during fiscal 2003, revenues included solution sales in addition to software and solutions models.

     We sold ClarityBlue on July 31, 2003 to a group of investors which included members of senior management of ClarityBlue. SAND is now able to focus its resources around the SAND/DNA Analytics products and the SAND/DNA Access products set while considerably reducing its operational run-rate.

     As a result of this shift in focus, we should be viewed as a company which has redoubled its commitment to a rapidly evolving industry which seeks to improve the business professional's ability to make timely, fact-based business decisions. Our long term direction for our high performance analytical infrastructure products is to insure that these products become a recognized platform for advanced analytical applications and strategic systems integration assignments. While we will continue to a limited degree to pioneer vertical and application markets through our own direct sales efforts, our long term distribution strategy is to engage a network of industry-leading analytical solutions providers, both application vendors and systems integrators, to incorporate the SAND/DNA Analytics products and the SAND/DNA Access products as a key part of their offering. Our revenues will continue to consist of license fees for software products and fees for a range of associated services, including software maintenance and support, training and system implementation consulting. It is anticipated that the proportion of revenue from service fees will continue to expand more rapidly than that related to software licenses. The state of the order book and costs and selling prices do not present any significant trend since the latest financial year. Our plans to achieve profitability in the future will continue to require us to devote substantial financial resources to grow our work force, improve our infrastructure, continue the development and the marketing and distribution of our products, and generally support our operations.

     The purchase of the SAND/DNA Analytics products and the SAND/DNA Access products often requires significant executive-level investment and system design decisions by our customers. Our product sales cycle is therefore lengthy and the timing of sales is difficult to predict as well as by the analytical solution providers, both application vendors and systems integrators, with whom we work. This situation is expected to continue to prevail. We believe that quarterly period-to-period comparisons of our operating results are not meaningful and one should not rely on such comparisons as an indication of our future performance.

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

F. TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

     The Company is committed under operating leases for a total amount of approximately $1,368,898. The minimum payments due in each of the following years are as follows:


                                 $
                               ------
      2007                    382,665
      2008                    308,136
      2009                    270,907
      2010                    244,314
      2011                    162,876
      After 2011                    0


ITEM 6.     DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.  DIRECTORS AND SENIOR MANAGEMENT

     The following table sets forth information as of March 13, 2007 concerning the directors and senior management of the Company:



                                                                       CLASS A COMMON SHARES
                                                                       BENEFICIALLY OWNED OR      % CLASS A COMMON SHARES
                                                        DIRECTOR       OVER WHICH CONTROL OR        OWNED, CONTROLLED OR
         NAME              PRINCIPAL OCCUPATION         SINCE        DIRECTION IS EXERCISED               DIRECTED
         ----              --------------------         --------     -----------------------      -----------------------
Arthur G. Ritchie       Director, Chairman of the          1983              2,348,388                      18.3%
                        Board, President and Chief
                        Executive Officer of Sand


                                                                       CLASS A COMMON SHARES
                                                                       BENEFICIALLY OWNED OR      % CLASS A COMMON SHARES
                                                        DIRECTOR       OVER WHICH CONTROL OR        OWNED, CONTROLLED OR
         NAME              PRINCIPAL OCCUPATION         SINCE        DIRECTION IS EXERCISED               DIRECTED
         ----              --------------------         --------     -----------------------      -----------------------
Marc Malouin            Treasurer and Director of          2005                      -                        *
                        Financial Services, STM

Douglas S. Pryde        Director, Barrister and            2001                      -                        *
                        Solicitor

                                                                                                              *

Martin Shindler         Director, Accountant and           1987                  5,950                        *
                        Business Consultant

George Wicker           Director, Attorney and             1996                274,950                      2.1%
                        Business Consultant


Gilles Therrien         Vice-President, Finance and        ---                   1,000                        *
                        Administration and Chief
                        Financial Officer, Sand

Michael McCool          Chief Scientist for Nucleus,       ---                       -                        *
                        Sand

Georges Dube            Corporate Secretary, Sand          ---                  19,000                        *

*   Less than one percent

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

     Marc Malouin is Treasurer and Director of Financial Services, Societe de transport de Montreal (STM). He was with Ernst & Young for ten years before assuming senior financial positions with Algo Group Inc., Bombardier Inc., Quebecor Inc. and Provigo. Mr. Malouin holds CA and CPA degrees and he is the Chairman of the Audit Committee of SAND

     Douglas Pryde was a member and a partner of the law firm of Lavery, de Billy and its predecessor firms from 1965 to 2001.

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

     There are currently two vacancies on the Board of Directors as a result of the death of Jerome Shattner on December 5, 2006 and the resignation of Tom Ivaskiv on January 31, 2007.


B.  COMPENSATION

     For the fiscal year ended July 31, 2006, the aggregate cash remuneration including salaries and bonuses earned by five (5) executive officers for services rendered in all capacities to the Company and its subsidiaries during all or part of the fiscal year as applicable, was $659,843.

     At the end of fiscal year 2006, among the five (5) executive officers, Michael McCool held options to purchase 160,000 Class A common shares at an exercise price of US$0.69 per share which were granted on July 8, 1996 and expire on July 7, 2016 and Gilles Therrien held options to purchase 20,000 Class A common shares at an exercise price of US$1.00 per share which were granted on January 6, 2003 and expire on January 5, 2023. No options were exercised by either individual during fiscal year 2006 nor during the period August 1, 2006 to March 12, 2007.

     During the fiscal year 2006, each director, other than those directors who are salaried or otherwise compensated officers of SAND, is paid a basic annual retainer of $15,000 for serving as a director. The Chairman of the Audit Committee is paid an additional amount of $5,000 per year.

     The aggregate value of other compensation did not exceed the lesser of $10,000 times the number of executive officers or ten percent (10%) of the cash compensation paid to such executive officers.

     No amounts have been set aside or accrued by the Company or its subsidiaries to provide pension, retirement or similar benefits to its directors or executive officers.

Employment Agreement

     Arthur G. Ritchie, Chairman of the Board, President and Chief Executive Officer and a Director of SAND, entered into an employment agreement ("the Agreement") with SAND upon the expiry of his previous employment agreement on December 31, 1993. The Agreement, effective January 1, 1994 was for an initial term of five (5) years and is automatically extended for additional periods of twelve (12) months each unless SAND or Mr. Ritchie shall have given the other a notice of termination of the Agreement not less than three (3) months prior to the end of its term. The Agreement provides that Mr. Ritchie shall be paid an annual base salary, such bonuses as may from time to time be payable pursuant to any bonus program which is offered to senior officers or as may from time to time be payable at the discretion of the Board of Directors and a fee of one percent (1%) of the gross revenues resulting from the licensing, sale or other disposition of the Nucleus Data Base System for so long as the System is delivered as a stand-alone product of the Company. Mr. Ritchie was paid a base salary of $150,000, $218,153 and $218,153 during each of the fiscal years ended July 31, 2006, 2005 and 2004 respectively and the Board of Directors approved the payment of a cash bonus of $395,973 to Mr. Ritchie for the fiscal year ended July 31, 2003, of which $252,000 was paid during fiscal 2006. Mr. Ritchie does not hold any outstanding stock options, which have not been exercised under the 1996 Stock Incentive Plan or the 1996 Stock Option Plan of the Company. No payments have been made to date relative to the licensing, sale or other dispositions of the Nucleus Data Base Systems. In the event the employment of Mr. Ritchie (i) is terminated by SAND for any reason other than for Cause (as defined in the Agreement) or death or (ii) is terminated by Mr. Ritchie for Good Reason (as defined in the Agreement), Mr. Ritchie will be entitled to receive, among other things, a lump sum payment equivalent to two (2) times the sum of his then current annual base salary and the amount of the bonuses received by him in the immediate past year and Mr. Ritchie shall continue for a period of two (2) years to participate in all benefit plans and programs of SAND to the extent such participation is possible, and, if such continued participation is barred, to receive amounts equal to the out-of-pocket costs of participation in plans and programs providing substantially similar benefits. On January 1, 2007, the employment of Mr. Ritchie was automatically extended to January 1, 2008 on terms similar to those in the Agreement.

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

     On November 21, 2005, the Board of Directors approved an amendment to the 1996 Stock Incentive Plan to extend the life of the 1996 Stock Incentive Plan for an additional period of ten (10) years. This amendment was confirmed, approved and ratified by the shareholders of the Company at the Annual and Special Meeting of the Shareholders held on December 15, 2005. On October 3, 2006, the Board of Directors provided for the amendment of each Stock Incentive Agreement between an Optionee and the Company whereby the options granted and outstanding thereunder shall be exercisable for a period of ten (10) years from July 7, 2006 with immediate vesting for all those outstanding options which have vested on or prior to July 7, 2006.

     The Incentive Plan is now administered by the Governance, Nomination, Human Resources and Compensation Committee of the Board of Directors each of whose members is a "disinterested person" as defined under the UNITED STATES SECURITIES AND EXCHANGE ACT OF 1934 and an "outside director" as defined in the UNITED STATES INTERNAL REVENUE CODE. The former Options Committee has been dissolved. The Incentive Plan permits the granting of incentive stock options on terms designed to gain certain advantages under United States Federal income tax law. During fiscal year 2006, the duties of the Governance, Nomination, Human Resources and Compensation Committee were performed by the Board of Directors.

     The term and number of Common Shares covered by each option, as well as the permitted frequency of exercise of such options, are determined by the Committee at the time the options are granted to the recipients. The number of Common Shares which may be subject to option in favour of a single recipient may not exceed 5% of the outstanding Common Shares of the Company. The exercise price of each option for Common Shares may not be less than the closing price of the Common Shares on the trading day prior to the day the option is granted or, if there was no transaction on that day, the average of the bid and ask prices on that day, less any discount as decided by the Board of Directors within the extent permitted by the applicable regulatory provisions. Options granted under the Incentive Plan may not be assigned or pledged. No financial assistance is available to recipients in connection with the exercise of an option. The Company may terminate the Incentive Plan at any time, subject to vested rights.

     As at February 28, 2007, 534,500 options had been granted and remained outstanding under the Incentive Plan and 541,500 options remained available for grant.

     During the fiscal year ended July 31, 2006, the Committee granted options to purchase an aggregate of 100,000 Common Shares to one (1) employee at an exercise price of US$1.00 per share which were not less than the respective closing price of the Common Shares on the OTC Bulletin Board on the day prior to the grant. 66,000 options were cancelled. No options were exercised.

     During the period August 1, 2006 to February 28, 2007, the Committee granted options to purchase an aggregate of 92,500 Common Shares to five (5) employees at an exercise price of US$1.00 per share which was not less than the closing price of the Common Shares on the OTC Bulletin Board on the day prior to each grant. 125,000 options were cancelled. No options were exercised.

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

     On November 21, 2005, the Board of Directors approved an amendment to the 1996 Stock Option Plan to extend the life of the 1996 Stock Option Plan and of the options granted and outstanding under the Stock option Plan for an additional period of ten (10) years. This amendment was confirmed, approved and ratified by the shareholders of the Company at the Annual and Special Meeting of the Shareholders held on December 15, 2005. On October 3, 2006, the Board of Directors provided for the amendment of each Stock Option Agreement between an Optionee and the Company whereby the options granted and outstanding thereunder shall be exercisable for a period of ten (10) years from July 7, 2006 with immediate vesting for all those outstanding options which have vested on or prior to July 7, 2006.

     The Option Plan is now administered by the Governance, Nomination, Human Resources and Compensation Committee of the Board of Directors each of whose members is a "disinterested person" as defined under the UNITED STATES SECURITIES AND EXCHANGE ACT OF 1934 and an "outside director" as defined in the UNITED STATES INTERNAL REVENUE CODE. During fiscal year 2006, the duties of the Governance, Nomination, Human Resources and Compensation Committee were performed by the Board of Directors.

     The term and number of Common Shares covered by each option, as well as the permitted frequency of exercise of such options, are determined by the Committee at the time the options are granted to the recipients. The number of Common Shares which may be subject to option in favour of a single recipient may not exceed 5% of the outstanding Common Shares of the Company. The exercise price of each option for Common Shares may not be less than the price of the Common Shares as determined by the Committee within the extent permitted by the applicable regulatory provisions. Options granted under the Option Plan may not be assigned or pledged. No financial assistance is available to recipients in connection with the exercise of an option. Options which expire or are terminated or surrendered or unexercised are thereafter available for the granting of other options. The Company may terminate the Option Plan at any time subject to vested rights.

     As at February 28, 2007, 619,500 options had been granted and remained outstanding under the Option Plan and 104,500 options remained available for grant.

     During the fiscal year ended July 31, 2006, the Committee granted options to purchase an aggregate of 330,000 Common Shares to two (2) employees at an exercise price of US$1.00 per share which was not less than the respective closing prices of the Common Shares on the OTC Bulletin Board on the day prior to each grant. 147,000 options were cancelled. No options were exercised.

     During the period August 1, 2006 to February 28, 2007, the Committee granted options to purchase an aggregate of 170,000 Common Shares to nineteen
(19) employees at an exercise price of US$1.00 per share which was not less than the closing price of the Common Shares on the OTC Bulletin Board on the day prior to the grant. 25,000 options were cancelled. No options were exercised.

C.  BOARD PRACTICES

     Governance processes of the Company are subject to ongoing review and assessment by the Board of Directors so as to maintain high standards of corporate governance in a rapidly changing environment.

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

     During fiscal 2006, the Board of Directors held nine (9) meetings.

     In discharging its duty of stewardship over the Company, the Board has the following specific duties and responsibilities: (i) adopting, supervising and providing guidance on the strategic planning process of the Company and approving a strategic plan which takes into account, among other things, the opportunities and risks of the business of the Company; (ii) identifying the principal risks of the business of the Company and ensuring the implementation of appropriate risk management systems; (iii) ensuring that the Company has management of the highest calibre and maintaining adequate and effective succession planning for senior management; (iv) placing limits on authority of management; (v) overseeing the integrity of the internal control and management information systems of the Company; (vi) overseeing the communications policy of the Company with its shareholders and with the public generally; (vii) providing for the independent functioning of the Board; and (viii) adopting, monitoring and, where appropriate, granting waivers from the Standards of Ethical Conduct that governs the behaviour of directors, officers and employees of the Company.

COMMITTEES OF THE BOARD OF DIRECTORS

     The Board has established two committees: the Audit Committee and the Governance, Nomination, Human Resources and Compensation Committee, which is empowered to carry out the duties of the former Options Committee which has been dissolved. Committee members are appointed annually following the annual meeting of the shareholders of the Company.

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

     During fiscal 2006, the Audit Committee held four (4) meetings.

     The Audit Committee assists the Board in its oversight functions as they relate to the accounting, financial reporting, auditing, risk management and internal controls of the Company. The Audit Committee has the following duties and responsibilities: (a) reviewing the audited financial statements of the Company and recommending whether such statements should be approved by the Board; (b) reviewing and approving the unaudited interim financial statements of the Company; (c) recommending to the Board the firm of independent auditors to be nominated for appointment by shareholders at each annual general meeting of the Company and, where necessary, the removal of the independent auditors of the Company; (d) reviewing the scope and adequacy of audits to be conducted by the independent auditors of the Company; (e) adopting and annually reassessing formal terms of reference for the independent auditors of the Company; (f) monitoring and evaluating the independence and performance of the independent auditors of the Company; (g) pre-approving all non-audit services to be provided to the Company by its independent auditors prior to the commencement of such services; (h) reviewing all post-audit management letters containing the recommendations of the independent auditors of the Company and the response or follow-up thereto from management; (i) reviewing and monitoring the integrity, adequacy and timeliness of the financial reporting and disclosure practices of the Company; (j) reviewing, and if deemed advisable, approving all related party transactions as defined in the governing legislation of the Company; (k) monitoring the compliance of the Company with legal and regulatory requirements related to financial reporting and disclosure; (l) monitoring and evaluating the adequacy of the internal accounting and audit procedures of the Company; (m) reviewing and ensuring the acceptability of the accounting principles of the Company; (n) identifying the principal financial risks of the Company;
(o) overseeing reporting on internal controls of management and ensuring that management has designed and implemented an effective system of internal controls; (p) annually reviewing and reassessing the adequacy of the duties and responsibilities of the Audit Committee; and (q) any other matters that the Audit Committee feels are important to its mandate or that the Board chooses to delegate to it.

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

GOVERNANCE, NOMINATION, HUMAN RESOURCES AND COMPENSATION COMMITTEE

     The Governance, Nomination, Human Resources and Compensation Committee is governed by a formal Charter that details its mandate. Messrs. Ivaskiv (who ceased to be a director on January 31, 2007), Pryde and Shindler, all of whom are non-management and unrelated directors, comprise the Governance, Nomination, Human Resources and Compensation Committee.

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

     During fiscal 2006, the Governance, Nomination, Human Resources and Compensation Committee was not active and did not meet.

D.  EMPLOYEES

     On July 31, 2006, the Company had 56 employees, including 29 full-time employees with SAND, and 7 full-time employees with Sand Technology Corporation ("Sand USA), 4 full-time employees with Sand Technology Limited ("Sand UK") and 15 full-time employees with Sand Technology Deutschland GmbH ("Sand Germany"). Moreover, the Company had 1 part-time employee with Sand Germany.

     On July 31, 2005, the Company had 55 employees, including 36 full-time employees with SAND, and 9 full-time employees with Sand Technology Corporation ("Sand USA), 4 full-time employees with Sand Technology Limited ("Sand UK") and 4 full-time employees with Sand Technology Deutschland GmbH ("Sand Germany"). Moreover, the Company had 3 part-time employees, 1 with Sand USA, 1 with Sand UK, and 1 with Sand Germany.

     On July 31, 2004, the Company had 70 employees, including 39 full-time employees with SAND, and 18 full-time employees with Sand Technology Corporation ("Sand USA), 3 full-time employees with Sand Technology Limited ("Sand UK") and 5 full-time employees with Sand Technology Deutschland GmbH ("Sand Germany"). Moreover, the Company had 5 part-time employees, 2 with Sand, 1 with Sand USA, 1 with Sand UK and 1 with Sand Germany.

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

ITEM 7.     MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.  MAJOR SHAREHOLDERS

     The following are the only persons who, to our knowledge, beneficially own or exercise control or direction over shares carrying more than five (5%) percent of the votes attached to Class A Common Shares of the Company at March 13, 2007:

                                      APPROXIMATE NUMBER OF CLASS        PERCENTAGE OF CLASS A
                                       A SHARES OWNED, CONTROLLED         COMMON SHARES OWNED,
                                              OR DIRECTED                CONTROLLED OR DIRECTED
                                     -----------------------------      ------------------------
Arthur G. Ritchie                              2,348,388                         18.3%
Estate of Jerome Shattner                      1,048,000                          8.2%


     The total number of Class A Common Shares owned, controlled or directed by the senior management and directors of SAND as a group, to our knowledge, is 2,649,288, or approximately 20.7%, at March 13, 2007.

     The voting rights of the Class A Common Shares held by the persons identified or referred to above are the same as the voting rights of the Class A Common Shares held by all other shareholders.

     To our knowledge, as of March 13, 2007, 9,445,271 Class A Common Shares were held of record by 460 persons whose registered addresses were in the United States. Many of our Class A Common Shares are held in the name of intermediaries.

     Except as set forth above, to our knowledge, the Company is not directly or indirectly owned or controlled by another company, by any foreign government or by any other national or legal person severally or jointly.

     There are no known contractual arrangements which may result in a change of control of the Company at a subsequent date.

B.  RELATED PARTY TRANSACTIONS

     On July 31, 2003, SAND sold its wholly-owned subsidiary, ClarityBlue Limited (previously named Sand Technology (U.K.) Limited), for total proceeds of approximately $20 million to a group of investors which included members of senior management of the subsidiary and Duncan Painter who was a member of the Board of Directors of SAND. The Company provided warranties for claims against ClarityBlue Limited for matters existing prior to the sale. The warranties for tax matters expire in calendar 2010 and expired in calendar 2005 for other warranties.

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

      Following the fiscal year ended July 31, 2006, Arthur G. Ritchie, a director and officer of the Company, advanced the sum of $200,000 to the Company in December 2006 by way of the return of his earnings for the calendar year 2006 and made a further advance of the sum of $401,150 to the Company in January 2007. These sums are non-interest bearing and are reimbursable upon demand.


C.  INTERESTS OF EXPERTS AND COUNSEL

     Not applicable.


ITEM 8.     FINANCIAL INFORMATION

A.  CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

     The Consolidated Financial Statements of the Company are included in this Annual Report on Form 20-F beginning on page 66.

B.  SIGNIFICANT CHANGES

     No significant change has occurred since the date of the annual financial statements.

ITEM 9.     THE OFFER AND LISTING

A.  OFFER AND LISTING DETAILS

     The following table presents the closing high and low sales prices of our Class A Common Shares stated in United States dollars as reported by the OTC Bulletin Board for the following periods:

                                              U.S. $
                                              ------
Month Ended                        High                Low
-----------                        ----               -----
To March 12, 2007                 $0.56               $0.52
February 28, 2007                 $0.65               $0.55
January 31, 2007                  $0.58               $0.43
December 31,2006                  $0.55               $0.43
November 30, 2006                 $0.70               $0.40
October 31, 2006                  $0.48               $0.40
September 30, 2006                $0.48               $0.39
August 31, 2006                   $0.45               $0.38
July 31, 2006                     $0.58               $0.35

                                              U.S. $
                                              ------
Quarter Ended                      High                Low
-------------                      ----               -----
January 31, 2007                   $0.70              $0.40
October 31, 2006                   $0.48              $0.38
July 31, 2006                      $0.82              $0.35
April 30, 2006                     $0.85              $0.58
January 31, 2006                   $0.72              $0.25
October 31, 2005                   $0.55              $0.22
July 31, 2005                      $0.80              $0.43
April 30, 2005                     $0.85              $0.58
January 31, 2005                   $0.72              $0.25
October 31, 2004                   $0.55              $0.22


                                              U.S. $
                                              ------
Fiscal Year Ended July 31            High                Low
-------------------------            ----               -----
2006                                 $0.85              $0.22
2005                                 $1.08              $0.43
2004                                 $1.61              $0.75
2003                                 $1.35              $0.52
2002                                 $4.27              $0.89


C.  MARKETS

     Our Class A Common Shares are listed on the OTC Bulletin Board and trade under the symbol SNDTF. There is no non-United States trading market for our Class A Common Shares.


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

MEETINGS

     The CBCA provides that the Company must call an annual meeting of its shareholders not later than 15 months after holding the last preceding annual meeting but no later than 6 months after the end of the Company's preceding financial year. The Company must give notice of any meeting to its shareholders entitled to receive notice not more than 60 days prior to and not less than 21 days before the date of meeting. The CBCA requires the directors of a company to provide with the notice of a general meeting a form of proxy for use by every member entitled to vote at such meeting as well as an information circular containing prescribed information regarding the matters to be dealt with and the conduct of the meeting.

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

DESCRIPTION OF SHARE CAPITAL

     The authorized share capital of the Company consists of an unlimited number of Class A Common Shares, all without par value, and, an unlimited number of Class B Shares, issuable in series, all without par value, of which Class B, Series A have been authorized.

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

Class B, Series A Shares

     The first series of the Class B Shares of the Company consists of 20,000,000 shares and no more and is designated as the Class B, Series A Shares (the "Class B,

Series A Shares") and in addition to the preferences, rights, privileges, restrictions and conditions attaching to all of the Class B Shares as a class, the rights, privileges, restrictions and conditions attaching to the Series A Shares are as follows:

     VOTING RIGHTS

          Each holder of Class B, Series A Shares shall be entitled to receive notice of and to attend all meetings of shareholders of the Company, except meetings at which only holders of other classes or series of shares are entitled to attend, and at all such meetings shall be entitled to a number of votes equal to the number of Class A Common Shares of the Company (the "Common Shares") then issuable upon the conversion of the Class B, Series A Shares into Common Shares and to vote together with the holders of Class A Common Shares of the Company.

     CUMULATIVE DIVIDENDS

          The holders of the Class B, Series A Shares shall be entitled to receive and the Company shall pay to them, always in preference and priority to any payment of dividends on the Common Shares of the Company and any other Shares of the Company ranking junior to the Class B, Series A Shares, as and when declared by the board of directors of the Company out of moneys of the Company properly applicable to the payment of dividends, fixed, cumulative cash dividends at the annual rate per share of 7% of the amount equal to the amount recorded in the stated capital account maintained in respect of the Class B, Series A Shares outstanding payable quarterly, by cheque of the Company or in kind. Such dividend on any particular Class B, Series A Share shall accrue and be cumulative from the date of issue of such Class B, Series A Share. In the event the price of the Common Shares of the Company is more than 200% of the conversion price of the Class B, Series A Shares for thirty (30) consecutive trading days, and provided that a Registration Statement has been declared effective by the Securities and Exchange Commission of the United States or 365 days have passed since the initial issue of the Class B, Series A Shares, the Company shall cease paying dividends.

     LIQUIDATION, DISSOLUTION OR WINDING-UP

          In the event of the liquidation, dissolution or winding-up of the Company, whether voluntary or involuntary, or any other distribution of assets of the Company among its shareholders for the purpose of winding-up its affairs, the holders of the Class B, Series A Shares shall be entitled to receive the amount received by the Company upon initial issue in respect of each Class B, Series A Share plus all accrued and unpaid cumulative dividends before any amount shall be paid to the holders of the Common Shares or any other shares ranking junior to the Class B, Series A Shares. Except as provided above, the holders of the Class B, Series A Shares shall not be entitled to any further participation in the assets of the Company.

     MODIFICATION PROCEDURE

          The rights, privileges, restrictions and conditions attached to the Class B, Series A Shares may be added to, changed or removed only with the prior approval of the holders of the Class B, Series A Shares given as specified herein, in addition to any vote or authorization required by law or the articles of the Company.

          Any approval of the holders of Class B, Series A Shares with respect to the modification of the rights, privileges, restrictions and conditions attached to the Class B, Series A Shares or to any other matter requiring the consent of the holders of the Class B, Series A Shares shall be given in such manner as may then be required by law, subject to a minimum requirement that such approval be given by resolution passed by the affirmative vote of at least two-thirds of the votes cast by the holders of Class B, Series A Shares who voted in respect of that resolution at a meeting of the holders of the Class B, Series A Shares duly called for that purpose at which the holders of at least fifty per cent (50%) of the outstanding Class B, Series A Shares are present in person or represented by proxy, or, if such quorum is not present at such meeting, at an adjournment thereof at which the holders of twenty-five per cent (25%) Class B, Series A Shares then present in person or represented by proxy shall constitute a quorum for all purposes. The formalities to be observed with respect to proxies, the giving of notice and the conduct of any such meeting or any adjourned meeting shall be those from time to time prescribed by the articles and by-laws of the Company or otherwise prescribed by law with respect to meetings of shareholders. On every poll taken at every meeting of holders of Class B, Series A Shares, each holder entitled to vote thereat shall be entitled to one vote for each Class B, Series A Share held by such holder.

     CONVERSION RIGHTS

          The holders of the Class B, Series A Shares shall have the right at any time to convert the Class B, Series A Shares into a number of Common Shares of the Company equal to the amount received by the Company upon the initial issue of each Class B, Series A Share plus all accrued and unpaid cumulative dividends divided by the conversion price of $0.40 per Class B, Series A Share (the "Conversion Price").

          The conversion privilege herein provided for may be exercised by notice in writing given to the Company at its registered office, accompanied by the certificate or certificates representing the Class B, Series A Shares in respect of which the holder thereof desires to exercise such right of conversion. Such notice shall be signed by such holder or his duly authorized attorney and shall specify the number of Class B, Series A Shares which the holder desires to have converted. If less than all the Class B, Series A Shares represented by a certificate or certificates accompanying any such notice are to be converted, the holder shall be entitled to receive, at the expense of the Company, a new certificate representing the number of Class B, Series A Shares comprised in the certificate or certificates surrendered as aforesaid which are not to be converted.

          On any conversion of Class B, Series A Shares the share certificates for Common Shares of the Company resulting therefrom shall be issued in the name of the registered holder of the Class B, Series A Shares converted or in such name or names as such registered holder may direct in writing, provided that such registered holder shall pay any applicable security transfer taxes. In either instance the transfer form on the back of the certificates in question shall be endorsed by the registered holder of the Class B, Series A Shares or his duly authorized attorney, with signature guaranteed in a manner satisfactory to the Company, provided that the Company may wave the requirement for any such guarantee.

          In the event that the Company issues Common Shares, Class B Shares or other securities at a price which is less than the then current conversion price of the Class B, Series A Shares, the conversion price of the Class B, Series A Shares shall be reduced to the price at which the Common Shares, Class B Shares or other securities are issued. The following issuances of securities shall not bring about the foregoing reduction in the conversion price: (i) securities issued upon the conversion of any Class B, Series A Shares; (ii) securities issued upon the conversion of any debenture, warrant, option or other convertible security; and (iii) Common Shares of the Company (or options or rights or purchase such Common Shares) issued or issuable to employees, directors, officers or consultants pursuant a plan approved by the Board of Directors of the Company.

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

D.  EXCHANGE CONTROLS

     There are no governmental laws, decrees, or regulations in Canada relating to restrictions on the export or import of capital, or affecting the remittance of interest, dividends, or other payments to non-resident holders on the Company's Class A Common Shares, other than withholding tax requirements. Any remittances of dividends to United States residents are subject to a 15% withholding tax (5% if the shareholder is a company owning at least 10% of the outstanding voting shares of the Company) pursuant to Article X of the reciprocal tax treaty between Canada and the United States. See Item 10 - "Additional Information" - "E, - Taxation".

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

     The Act requires a non-Canadian making an investment which would result in the acquisition of control of a Canadian business, the gross value of the assets of which exceed certain threshold levels or the business activity of which is related to Canada's cultural heritage or national identity, to either notify, or file an application for review with the Director of Investments, Industry Canada who administers provisions of the Act. Under the Act, control of a company is deemed to be acquired through the acquisition of a majority of the voting shares of a company, and is presumed to be acquired where one-third or more, but less than a majority of the voting shares of a company are acquired, unless it can be established that the Company is not controlled in fact through the ownership of voting shares.

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

     We file annual reports and other information with the SEC. You may read and copy any of these documents at the SEC's Public Reference Room at Judiciary Plaza, 100 F Street N.E., Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at (800) SEC-0330. The SEC maintains an internet site that contains reports, proxy and information statements and other information regarding issuers that file electronically with the SEC. The address of that site is http://www.sec.gov.


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

     Since we currently earn revenues and incur expenses in United States dollars, British pounds, Euros and Canadian dollars, exchange rates for these and other local currencies in countries where we may operate in the future may fluctuate in relation to the Canadian dollar and such fluctuations may have an adverse effect on our earnings or assets when United States dollars, British pounds, Euros or local currencies are exchanged for Canadian dollars. We have not entered into forward foreign exchange contracts. Losses and gains resulting from the translation of revenue and expenses denominated in United States dollars, British pounds, or Euros into Canadian dollars have been included in our results of operations.


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

Termination

     The Rights Plan will expire, subject to certain conditions, at the close of the annual meeting of shareholders of the Company in 2007 and every two year anniversary thereafter and so on unless the continuation of the Rights Plan for each such two year period (or other period approved by the Independent Shareholders) is approved by the Independent Shareholders of the Company.


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

     Marc Malouin is Treasurer and Director of Financial Services of Societe de transport de Montreal (STM). He was with Ernst & Young for ten years before assuming senior financial positions with Algo Group Inc., Bombardier Inc., Quebecor Inc. and Provigo. Mr. Malouin holds CA and CPA degrees.

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


ITEM 16 C.  PRINCIPAL ACCOUNTANT FEES AND SERVICES

     Deloitte & Touche LLP served as our auditors for the fiscal year ended July 31, 2005 and had been appointed as our auditors for the fiscal year ended July 31, 2006.

Audit Fees and Audit-Related Fees

     Deloitte & Touche LLP billed the Company $117,627 in fiscal 2006 ($128,651 in fiscal 2005) for professional services rendered for the audit of the Annual Consolidated Financial Statements and the review of financial statements included in statutory and regulatory filings. Of that amount, $2,500 was related to the current fiscal year while $115,127 was related to previous fiscal years (compared to $6,365 and $122,286 respectively in fiscal 2005).

Tax Fees

     Deloitte & Touche LLP billed the Company $31,057 in fiscal 2006 ($38,017 in fiscal 2005) for professional services rendered for tax compliance, tax advice, and tax planning. The taxation advisory services provided related primarily to the preparation of corporate tax returns and specific tax advice on research and development tax credit payments and corporate international tax planning.

Other Fees

     Other than the audit and tax services described above, Deloitte & Touche LLP did not provide other services to the Company in fiscal 2006 ($1,200 in fiscal 2005).

     The Audit Committee has considered whether the provision of these services is compatible with maintaining the independence of Deloitte & Touche LLP. The Audit Committee is of the opinion that the provision of these services does not compromise the independence of the Auditor. All audit and non-audit services provided by Deloitte & Touche LLP must be approved by the Audit Committee.

     Deloitte & Touche LLP resigned as our auditors on August 2, 2006. There have been no reportable disagreements between the Company and Deloitte & Touche LLP and no qualified opinions or denials of opinions by Deloitte & Touche LLP. In the circumstances, the Audit Committee and the Board of Directors resolved on August 15, 2006 to appoint Raymond Chabot Grant Thornton LLP as auditors of the Company for the fiscal year ended July 31, 2006 to replace Deloitte & Touche LLP, subject to ratification at the forthcoming Annual Meeting of the Shareholders of the Company.


ITEM 16 D.  EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

     None.


ITEM 16 E.  PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED
            PURCHASERS

     No repurchases of our Class A common shares were made by or on behalf of us or any affiliated purchaser during the fiscal year ended July 31, 2006.

                                                      PART III

ITEM 17.    FINANCIAL STATEMENTS

     Not Applicable.


ITEM 18.    FINANCIAL STATEMENTS

     The Consolidated Financial Statements of the Company are included in this Annual Report on Form 20-F beginning on page 66.

                         SAND TECHNOLOGY INC.

                   CONSOLIDATED FINANCIAL STATEMENTS
                            JULY 31, 2006



Report of Independent Registered Chartered Accountants          67 - 68

Comments by Independent Registered Chartered
Accountants for U.S. Readers on
Canada-U.S. Reporting Differences                                    69

Financial Statements
    Consolidated Balance Sheets                                      70

    Consolidated Operations                                          71

    Consolidated Shareholders' Equity                                72

    Consolidated Cash Flows                                          73

    Notes to Consolidated Financial Statements                  74 - 92


REPORT OF INDEPENDENT REGISTERED CHARTERED ACCOUNTANTS



To the Shareholders and Board of Directors of SAND Technology Inc.


We have audited the accompanying consolidated balance sheet of SAND Technology Inc. and subsidiaries (the "Corporation") as at July 31, 2006 and the consolidated statements of operations, shareholders' equity and cash flows for the year then ended. These financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with Canadian generally accepted auditing standards and standards of the Public Company Accounting Oversight Board
(United States). These standards require that we plan and perform an audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Corporation is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Corporation's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Corporation as at July 31, 2006 and the results of its operations and its cash flows for the year then ended in accordance with Canadian generally accepted accounting principles.

The financial statements as at July 31, 2005 and for the years ended July 31, 2005 and 2004 were audited by other auditors who expressed an opinion without reservation on those statements in their report dated September 16, 2005.


/s/ Raymond Chabot Grant Thornton LLP


Independent Registered Chartered Accountants

Montreal
September 8, 2006

COMMENTS BY INDEPENDENT REGISTERED CHARTERED ACCOUNTANTS FOR
U.S. READERS ON CANADA-U.S. REPORTING DIFFERENCES


The standards of the Public Company Accounting Oversight Board (United States) require the addition of an explanatory paragraph (following the opinion paragraphs) when there are changes in accounting principles that have been implemented such as those described in Note 2 to the consolidated financial statements as at July 31, 2006 and for the year then ended of SAND Technology Inc. and subsidiaries (the "Corporation") and when the consolidated financial statements are affected by conditions and events that cast substantial doubt on the Corporation's ability to continue as a going concern, such as those described in Note 1 to the consolidated financial statements of the Corporation. Our report to the shareholders and Board of Directors, dated September 8, 2006, is expressed in accordance with Canadian reporting standards, which do not require a reference to such changes in accounting principles or such events and conditions in the report of independent registered chartered accountants when the changes or events and conditions are properly accounted for and adequately disclosed in the financial statements.


/s/ Raymond Chabot Grant Thornton LLP


Independent Registered Chartered Accountants

Montreal
September 8, 2006

SAND TECHNOLOGY INC.
CONSOLIDATED BALANCE SHEETS
July 31, 2006
(In Canadian dollars)

-----------------------------------------------------------------------------------------------------------------------------------
                                                                                                       2006              2005
                                                                                                          $                 $
 ASSETS
 Current assets
     Cash and cash equivalents                                                                    1,412,548         5,615,912
     Accounts receivable                                                                          1,486,287         1,561,613
     Prepaid expenses                                                                                93,226           127,731
                                                                                            ---------------   ----------------
                                                                                                  2,992,061         7,305,256
 Capital assets (Note 3)                                                                            231,367           296,735
 Other assets (Note 4)                                                                              221,693           332,540
                                                                                            ---------------   ----------------
                                                                                                  3,445,121         7,934,531
                                                                                            ===============   ================

 LIABILITIES
 Current liabilities
     Accounts payable and accrued liabilities                                                     1,140,343         1,485,597
     Deferred revenue                                                                             1,231,094         1,447,992
                                                                                            ---------------   ----------------
                                                                                                  2,371,437         2,933,589
 Deferred credits                                                                                   136,906           166,243
                                                                                            ---------------   ----------------
                                                                                                  2,508,343         3,099,832
                                                                                            ---------------   ----------------
 Commitments (Note 8)

 SHAREHOLDERS' EQUITY
 Common stock (Note 5)
     Authorized
         Unlimited number of class "A" common shares, without par value
     Issued and outstanding
         12,818,189 class "A" common shares (12,818,189 in 2005)                                 38,024,756        38,024,756
     Contributed surplus (Note 5b)                                                                  103,000            74,000
 Deficit                                                                                        (37,190,978)      (33,264,057)
                                                                                            ---------------   ----------------
                                                                                                    936,778         4,834,699
                                                                                            ---------------   ----------------
                                                                                                  3,445,121         7,934,531
                                                                                            ===============   ================
-----------------------------------------------------------------------------------------------------------------------------------

The accompanying notes are an integral part of the consolidated financial statements.

On behalf of the Board,

/s/ Arthur G. Ritchie                                           /s/ Marc Malouin
--------------------------------------------------------------  -------------------------------------------------------------
Arthur G. Ritchie, Director                                     Marc Malouin, Director

SAND TECHNOLOGY INC.
CONSOLIDATED OPERATIONS
Years ended July 31, 2006
(In Canadian dollars)

-----------------------------------------------------------------------------------------------------------------------------------
                                                                                    2006               2005              2004
                                                                         ----------------   ---------------   ---------------
                                                                                       $                  $                 $
 REVENUE                                                                       5,477,485          6,096,033         5,349,214
                                                                         ----------------   ---------------   ---------------
 Operating expenses
     Cost of sales and product support                                         1,554,313          1,754,138         1,652,369
     Research and development, net (Note 6)                                    2,441,950          3,272,102         3,308,789
     Amortization of capital assets and other assets (Notes 3 and 4)             248,455            277,276           242,488
     Selling, general and administrative expenses                              5,220,443          8,317,831         7,604,541
                                                                         ----------------   ---------------   ---------------
                                                                               9,465,161         13,621,347        12,808,187
                                                                         ----------------   ---------------   ---------------
 Loss from operations                                                         (3,987,676)        (7,525,314)       (7,458,973)
 Interest income                                                                  60,755            162,260           329,043
                                                                         ----------------   ---------------   ---------------
 NET LOSS                                                                     (3,926,921)        (7,363,054)       (7,129,930)
                                                                         ================   ===============   ===============

 Basic and diluted loss per share (Note 5)                                        (0.31)             (0.57)            (0.55)
                                                                         ================   ===============   ===============

 Basic and diluted weighted average number of common shares
 outstanding                                                                  12,818,189         12,860,438        13,079,649
                                                                         ================   ===============   ===============

-----------------------------------------------------------------------------------------------------------------------------------

The accompanying notes are an integral part of the consolidated financial statements.

SAND TECHNOLOGY INC.
CONSOLIDATED SHAREHOLDERS' EQUITY
Years ended July 31, 2006
(In Canadian dollars)

-----------------------------------------------------------------------------------------------------------------------------------

                                                                          Common stock
                                                      ----------------------------------
                                                           Number of            Amount       Contributed           Deficit
                                                              shares                             surplus
                                                      ----------------  ----------------  ----------------  ----------------
                                                                                      $                 $                 $
 Balance as at July 31, 2003                               13,164,327        39,051,564                         (19,369,906)
 Net loss                                                                                                        (7,129,930)
 Stock-based compensation (Note 5b)                                                                49,000
 Share repurchase                                            (166,776)         (494,736)                            253,230
                                                      ----------------  ----------------  ----------------  ----------------
 Balance as at July 31, 2004                               12,997,551        38,556,828            49,000       (26,246,606)
 Net loss                                                                                                        (7,363,054)
 Stock-based compensation (Note 5b)                                                                25,000
 Share repurchase                                            (179,362)         (532,072)                            345,603
                                                      ----------------  ----------------  ----------------  ----------------
 Balance as at July 31, 2005                               12,818,189        38,024,756            74,000       (33,264,057)
 Net loss                                                                                                        (3,926,921)
 Stock-based compensation (Note 5b)                                                                29,000
                                                      ----------------  ----------------  ----------------  ----------------
 Balance as at July 31, 2006                               12,818,189        38,024,756           103,000       (37,190,978)
                                                      ================  ================  ================  ================
-----------------------------------------------------------------------------------------------------------------------------------

The accompanying notes are an integral part of the consolidated financial statements.

SAND TECHNOLOGY INC.
CONSOLIDATED CASH FLOWS
Years ended July 31, 2006
(In Canadian dollars)

-----------------------------------------------------------------------------------------------------------------------------------
                                                                                    2006               2005              2004
                                                                         ----------------   ---------------   ---------------
                                                                                       $                  $                 $
 OPERATING ACTIVITIES
 Net loss                                                                     (3,926,921)        (7,363,054)       (7,129,930)
 Non-cash items
     Amortization of capital assets and other assets                             248,455            277,276           242,488
     Stock-based compensation                                                     29,000             25,000            49,000
     Changes in working capital items
         Accounts receivable                                                      75,326            803,042           (23,787)
         Prepaid expenses                                                         34,505             60,949            14,651
         Accounts payable and accrued liabilities                               (345,254)          (395,516)       (1,098,530)
         Deferred revenue                                                       (216,898)          (106,793)          415,176
                                                                         ----------------   ---------------   ---------------
 Cash flows from operating activities                                         (4,101,787)        (6,699,096)       (7,530,932)
                                                                         ----------------   ---------------   ---------------

 INVESTING ACTIVITIES
 Purchase of capital assets                                                      (72,240)           (70,578)          (58,642)
 Balance of sale price receivable                                                                                     588,483
 Increase in other assets                                                                                            (471,100)
                                                                         ----------------   ---------------   ---------------
 Cash flows from investing activities                                            (72,240)           (70,578)           58,741
                                                                         ----------------   ---------------   ---------------

 FINANCING ACTIVITIES
 Purchase of common shares                                                                         (186,469)         (241,506)
 Deferred credits                                                                (29,337)           (29,338)          (29,336)
                                                                         ----------------   ---------------   ---------------
 Cash flows from financing activities                                            (29,337)          (215,807)         (270,842)
                                                                         ----------------   ---------------   ---------------
 NET DECREASE IN CASH AND CASH EQUIVALENTS                                    (4,203,364)        (6,985,481)       (7,743,033)
 Cash and cash equivalents, beginning of year                                  5,615,912         12,601,393        20,344,426
                                                                         ----------------   ---------------   ---------------
 Cash and cash equivalents, end of year                                        1,412,548          5,615,912        12,601,393
                                                                         ================   ===============   ===============

 There was no amount of interest paid and no income taxes paid during the three-year period ended July 31, 2006.


The accompanying notes are an integral part of the consolidated financial statements.

SAND TECHNOLOGY INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
July 31, 2006
(In Canadian dollars)

-------------------------------------------------------------------------------

1 - GOVERNING STATUTES AND NATURE OF OPERATIONS

SAND Technology Inc. and subsidiaries (the "Corporation") is involved in the design, development, marketing and support of software products and services that enable users to retrieve usable business information from large amounts of data. The software products, collectively known as the SAND Analytic Server and the SAND Searchable Archive, are designed to provide an efficient and cost-effective way for business users to make fast and easy inquiries of large databases without the intervention of specialist information technology professionals. The Corporation is considered to have only one reportable business segment.

The financial statements have been prepared in accordance with Canadian generally accepted accounting principles and on the basis of the going concern assumption, meaning that it is assumed that the Corporation will be able to realize its assets and discharge its liabilities in the normal course of operations.

In light of operating losses suffered in the current and past years, the Corporation's ability to realize its assets and discharge its liabilities depends on the continued financial support of its shareholders and creditors and its ability to obtain additional financing. The Corporation's management has adopted a cost reduction plan to address this situation and is confident it will obtain the necessary financing through public offerings or private placements.

The carrying amounts of assets, liabilities, revenues and expenses presented in the financial statements and the balance sheet classification have not been adjusted as it would be required if the going concern assumption were not appropriate.

2 - ACCOUNTING POLICIES

ACCOUNTING ESTIMATES

The preparation of financial statements in accordance with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts recorded in the financial statements and notes to financial statements. These estimates are based on management's best knowledge of current events and actions that the Corporation may undertake in the future. Actual results may differ from these estimates.

PRINCIPLES OF CONSOLIDATION

The consolidated financial statements include the accounts of SAND Technology Inc. and its wholly-owned subsidiaries which are located in Germany, United Kingdom, Ireland and United States. All intercompany transactions and balances have been eliminated.

REVENUE RECOGNITION

The Corporation generates revenues principally through two sources: software licences and services. Software licence revenues are normally generated from licensing the perpetual use of the Corporation's software products. Service revenues are generated from sales of maintenance, implementation, consulting and training services performed for customers that licence the Corporation's products.

SAND TECHNOLOGY INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
July 31, 2006
(In Canadian dollars)

2 - ACCOUNTING POLICIES (CONTINUED)

Revenue from the sale of software licence agreements is recognized upon delivery of software if persuasive evidence of an arrangement exists, collection is probable, the fee is fixed or determinable and vendor-specific evidence of an arrangement exists to allocate the total fee to the different elements of an arrangement. Vendor-specific objective evidence (VSOE) is typically based on the price charged when an element is sold separately or, in the case of an element not yet sold separately, the price established by management if it is probable that the price, once established, will not change before market introduction. If VSOE of all undelivered elements exists but evidence does not exist for one or more delivered elements, then revenue is recognized using the residual method. Under the residual method, the fair value of the undelivered elements is deferred, and the remaining portion of the agreement fee related to the delivered elements is recognized as revenue provided that all other revenue recognition criteria are met. If evidence of fair value of one or more undelivered elements cannot be established, revenue is deferred and recognized ratably over the last undelivered element.

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

Revenues from consulting and training services not considered as part of the implementation of software licences are recognized as the services are provided.

Amounts received in advance of the delivery of products or performance of services are classified as deferred revenue.

CASH AND CASH EQUIVALENTS

Cash and cash equivalents include unrestricted cash and highly liquid investments purchased with an original maturity of three months or less.

SAND TECHNOLOGY INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
July 31, 2006
(In Canadian dollars)

2 - ACCOUNTING POLICIES (CONTINUED)


CAPITAL ASSETS

Capital assets are recorded at cost and are amortized over their estimated useful lives using the straight-line method over the following periods:

                                                                                           Periods
                                                                                    ----------------
 Furniture and equipment                                                                   5 years
 Computer equipment                                                                        3 years
                                                                                          Over the
                                                                                        shorter of
                                                                                         the lease
                                                                                           term or
 Leasehold improvements                                                                   10 years


OTHER ASSETS

CONTRACT COSTS

Contract costs are comprised of an amount paid to a vendor upon the transfer of a long-term service contract and is amortized ratably over the term of the contract ending in 2008.

IMPAIRMENT OF LONG-LIVED ASSETS

Capital assets and intangible assets subject to amortization are tested for recoverability when events or changes in circumstances indicate that their carrying amount may not be recoverable. The carrying amount of a long-lived asset is not recoverable when it exceeds the sum of the undiscounted cash flows expected from its use and eventual disposal. In such a case, an impairment loss equivalent to the excess of the carrying amount of a long-lived asset over its fair value must be recognized.

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

INCOME TAXES

The Corporation uses the liability method of accounting for income taxes. Under this method, future income tax assets and liabilities are determined according to differences between the carrying amounts and tax bases of assets and liabilities. They are measured by applying enacted or substantively enacted tax rates and laws at the date of the financial statements for the years in which the temporary differences are expected to reverse. The Corporation records a valuation allowance for future income tax assets if, based on available information, it is more likely than not that some or all of the future income tax assets will not be realized.

SAND TECHNOLOGY INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
July 31, 2006
(In Canadian dollars)

2 - ACCOUNTING POLICIES (CONTINUED)


DEFERRED CREDITS

Deferred credits include deferred lease inducements, which are amortized on a straight-line basis over the term of the lease as a deduction of lease expense.

FOREIGN CURRENCY TRANSLATION

Revenue, expenses and acquisition of non-monetary assets denominated in foreign currencies are translated into Canadian dollars at the exchange rate in effect at the transaction date. Monetary assets and liabilities are translated at the rate in effect at the balance sheet date.

The accounts of the subsidiaries included in the consolidated financial statements are translated into Canadian dollars using the temporal method. Under this method, monetary items are translated at the exchange rate in effect at the balance sheet date. Non-monetary items are translated at the historical rate. Revenue and expenses in foreign currency are translated at the average rate in effect during the year, with the exception of revenue and expenses relating to non-monetary assets and liabilities, which are translated at the historical rate. Gains and losses are included in operations for the year.

LOSS PER SHARE

Per share computations are based on the weighted average number of shares outstanding during the year. The dilutive effect of options is determined using the treasury stock method.

STOCK-BASED COMPENSATION AND OTHER STOCK-BASED PAYMENTS

The Corporation early-adopted the recommendations CICA Handbook section 3870, STOCK-BASED COMPENSATION AND OTHER STOCK-BASED PAYMENTS, on a prospective basis, effective August 1, 2003, as permitted by the standard. The adoption of this amendment resulted in stock-based compensation in the amount of $49,000 included in selling, general and administrative expenses with a corresponding credit to contributed surplus (see Note 5b).

Prior to August 1, 2003, the Corporation recorded no compensation cost on stock options granted to employees (see Note 5b).

GUARANTEES

In the normal course of its operations, the Corporation has entered into agreements that contain certain features which meet the definition of a guarantee under the guidance provided by Accounting Guideline No. 14.

Certain agreements with customers include intellectual-property indemnification obligations that are customary in the industry. These obligations would generally require the Corporation to compensate a third party for certain damages and claims incurred as a result of third-party intellectual-property claims arising from these agreements.

SAND TECHNOLOGY INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
July 31, 2006
(In Canadian dollars)

2 - ACCOUNTING POLICIES (CONTINUED)


The nature of these obligations prevents the Corporation from making a reasonable estimate of the maximum potential amount it could be required to pay. Historically, the Corporation has not made any payments under such obligations.

In addition, the Corporation has provided warranties as part of the sale of its subsidiary for claims against it related to conditions existing prior to the sale.

ASSET RETIREMENT OBLIGATIONS

As of dateMonth8Day1Year2004August 1, 2004, the Corporation adopted Handbook section 3110, ASSET RETIREMENT OBLIGATIONS, which focuses on the recognition and measurement of liabilities for obligations associated with the retirement of property, plant and equipment when those obligations result from the acquisition, construction, development or normal operation of the assets. The adoption of this recommendation did not have an impact on the Corporation's consolidated financial statements.

ADOPTION OF A NEW ACCOUNTING POLICY

CONSOLIDATION OF VARIABLE INTEREST ENTITIES

The Accounting Guideline No. 15 (AcG-15), CONSOLIDATION OF VARIABLE INTEREST ENTITIES, presents the views of the Accounting Standards Board on the application of consolidation principles to certain entities that are subject to control and on a basis other than ownership of voting interests. This guideline is to be applied for years beginning on or after November 1, 2004. The adoption of AcG-15 did not have an impact on the Corporation's results from operations or financial position.

FINANCIAL INSTRUMENTS - DISCLOSURE AND PRESENTATION

The CICA issued revisions to section 3860 of the CICA Handbook, FINANCIAL INSTRUMENTS - DISCLOSURE AND PRESENTATION. The revisions change the accounting for certain financial instruments that have liability and equity characteristics. These revisions come into effect for years beginning on or after January 1, 2005. The Corporation does not have any instruments with these characteristics at this time.

NON-MONETARY TRANSACTIONS

The CICA issued revisions to section 3831 of the CICA Handbook, NON-MONETARY TRANSACTIONS. The revisions replace the current exception from measurement of a non-monetary transaction at fair value for non-monetary exchanges which do not represent the culmination of the earnings process, with an exception based on whether the transaction has commercial substance. These revisions apply to all non-monetary transactions initiated in periods beginning on or after January 1, 2006. The revisions did not have an impact on the Corporation's consolidated financial statements.

SAND TECHNOLOGY INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
July 31, 2006
(In Canadian dollars)

2 - ACCOUNTING POLICIES (CONTINUED)


FUTURE ACCOUNTING CHANGES

FINANCIAL INSTRUMENTS - RECOGNITION AND MEASUREMENT

The CICA issued CICA Handbook section 3855, FINANCIAL INSTRUMENTS - RECOGNITION AND MEASUREMENT. The section is effective for annual and interim periods beginning on or after October 1, 2006. It describes the standards for recognizing and measuring financial assets, financial liabilities and non-financial derivatives. This section requires that i) all financial assets be measured at fair value, with some exceptions such as loans and investments that are classified as held-to-maturity, ii) all financial liabilities be measured at fair value when they are derivatives or classified as held for trading purposes (other financial liabilities are measured at their carrying value), and iii) all derivative financial instruments be measured at fair value, even when they are part of a hedging relationship. The Corporation is currently evaluating the impact of this section on the consolidated financial statements.

HEDGES

The CICA recently issued CICA Handbook section 3865, HEDGES. The section is effective for annual and interim periods beginning on or after October 1, 2006. It describes when and how hedge accounting may be applied. Hedging is an activity used by a company to change an exposure to one or more risks by creating an offset between changes in the fair value of a hedged item and a hedging item, changes in the cash flows attributable to a hedged item and a hedging item, or changes resulting from a risk exposure relating to a hedged item and a hedging item. Hedge accounting changes the normal basis for recording the gains, losses, revenues and expenses associated with a hedged item or a hedging item in a company's statement of operations. It ensures that all offsetting gains, losses, revenues and expenses are recorded in the same period. The Corporation is currently evaluating the impact of this section on the consolidated financial statements.

COMPREHENSIVE INCOME

The CICA recently issued CICA Handbook section 1530, COMPREHENSIVE INCOME. The section is effective for annual and interim periods beginning on or after October 1, 2006. It describes how to report and disclose comprehensive income and its components.

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

The CICA also made changes to CICA Handbook section 3250, SURPLUS, and reissued it as section 3251, EQUITY. The section is also effective for years beginning on or after October 1, 2006. The changes in how to report and disclose equity and changes in equity are consistent with the new requirements of section
1530, COMPREHENSIVE INCOME.

SAND TECHNOLOGY INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
July 31, 2006
(In Canadian dollars)

2 - ACCOUNTING POLICIES (CONTINUED)


Adopting these sections on August 1, 2007 will require the Corporation to begin reporting, to the extent that they are relevant, the following items in the consolidated financial statements:

- Comprehensive income and its components;
- Accumulated other comprehensive income and its components.

ACCOUNTING CHANGES

The CICA issued revisions to section 1506 of the CICA Handbook, ACCOUNTING CHANGES. The revisions established criteria for changing accounting policies, together with the accounting treatment and disclosure of changes in accounting policies and estimates, and correction of errors. The revisions are effective for annual and interim periods statements relating to years beginning on or after January 1, 2007.

The Corporation is currently evaluating the impact of this section on the consolidated financial statements.

3 - CAPITAL ASSETS

                                                                                                                        2006
                                                                         ----------------------------------------------------
                                                                                   COST       ACCUMULATED               NET
                                                                                             AMORTIZATION
                                                                         ----------------   ---------------   ---------------
                                                                                       $                  $                 $
 Furniture and equipment                                                         320,113            320,002               111
 Computer equipment                                                              587,571            485,540           102,031
 Leasehold improvements                                                          287,610            158,385           129,225
                                                                         ----------------   ---------------   ---------------
                                                                               1,195,294            963,927           231,367
                                                                         ================   ===============   ===============

                                                                                                                         2005
                                                                         ----------------------------------------------------
                                                                                   Cost       Accumulated               Net
                                                                                             amortization
                                                                         ----------------   ---------------   ---------------
                                                                                       $                  $                 $
 Furniture and equipment                                                         320,113            317,189             2,924
 Computer equipment                                                              515,331            380,173           135,158
 Leasehold improvements                                                          287,610            128,957           158,653
                                                                         ----------------   ---------------   ---------------
                                                                               1,123,054            826,319           296,735
                                                                         ================   ===============   ===============

Amortization expense of capital assets amounted to $137,608 in 2006 ($166,248 in 2005).

4 - OTHER ASSETS

                                                                                                                     2006
                                                                         ----------------------------------------------------
                                                                                    COST        ACCUMULATED               NET
                                                                                               AMORTIZATION
                                                                         ----------------   ---------------   ---------------
                                                                                       $                  $                 $
 Contract costs                                                                  471,100            249,407           221,693
                                                                         ================   ===============   ===============

SAND TECHNOLOGY INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
July 31, 2006
(In Canadian dollars)

4 - OTHER ASSETS (CONTINUED)



                                                                                                                         2005
                                                                         ----------------------------------------------------
                                                                                    Cost        Accumulated               Net
                                                                                               amortization
                                                                         ----------------   ---------------   ---------------
                                                                                       $                  $                 $
 Contract costs                                                                  471,100            138,560           332,540
                                                                         ================   ===============   ===============

Amortization expense of contract costs amounted to $110,847 in 2006 ($110,848 in 2005).

5 - COMMON STOCK

a) AUTHORIZED

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

b) STOCK OPTION PLANS

The Corporation has two stock option plans. Under the 1996 Stock Incentive Plan, the Corporation may grant options to its regular full-time employees and those of its subsidiaries up to a maximum of 1,100,000 common shares. Under the 1996 Stock Option Plan, the Corporation may grant options to its regular full-time employees and non-employee directors and those of its subsidiaries up to a maximum of 900,000 common shares. Under both plans, the exercise price of each option is not less than the market price of the Corporation's shares on the OTC BB on the day prior to the date of grant. Options vest equally over a five-year period and the options' maximum term is 10 years.

SAND TECHNOLOGY INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
July 31, 2006
(In Canadian dollars)

5 - COMMON STOCK (CONTINUED)



Activity in the stock option plans for 2006, 2005 and 2004 was as follows:

                                                          2006                            2005                             2004
                                   -----------------------------  ------------------------------  -------------------------------
                                                      WEIGHTED                        Weighted                         Weighted
                                   NUMBER OF           AVERAGE     Number of           average     Number of            average
                                     OPTIONS    EXERCISE PRICE       options    exercise price       options     exercise price
                                   -----------  ----------------  ------------  ----------------  ------------  ----------------
                                      (000S)               $US        (000s)               $US        (000s)               $US
 Outstanding, beginning of year         1,121             2.10          1,478             2.15          1,247             2.41
 Granted                                  133             1.00            163             1.00            261             1.16
                                   -----------                    ------------                    ------------
                                        1,254                           1,641                           1,508
 Forfeited                                213             3.95            520             1.89             30             4.58
                                   -----------                    ------------                    ------------
 Outstanding, end of year               1,041             1.59          1,121             2.10          1,478             2.15
                                   ===========                    ============                    ============

 Options exercisable, end of year         609             1.84            622             2.61            592             2.83
                                   ===========                    ============                    ============

SAND TECHNOLOGY INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
July 31, 2006
(In Canadian dollars)

5 - COMMON STOCK (CONTINUED)


The following table summarizes significant ranges of exercise prices of outstanding options held by directors, officers and employees as of July 31, 2006:

                                                                  Options outstanding                  Options exercisable
                                   ----------------------------------------------------   ----------------------------------
                                                           Weighted
                                                            average           Weighted                              Weighted
                                        Number of         remaining            average          Number of            average
 Range of exercise prices                 options      life (years)      exercise price           options     exercise price
 --------------------------------  ----------------  ----------------   ----------------   ---------------   ----------------
                                           (000s)                a)               US$            (000s)                US$
 Less than US$1.00                           160                                  0.69              160               0.69
 US$1.00 to US$1.49                          716               7.27               1.02              306               1.04
 US$3.00 to US$3.99                           20                                  3.37               20               3.37
 US$4.00 to US$4.99                           30               1.49               4.63               30               4.63
 US$5.00 to US$5.99                          105               5.49               5.07               83               5.09
 US$6.00 to US$6.99                           10               3.06               6.28               10               6.28
                                   ----------------                                       ---------------
                                           1,041               5.62               1.59              609               1.84
                                   ================                                       ===============

a) After the end of the 2006 fiscal year, the Corporation has extended the term of both the Stock Incentive Plan and the Stock Option Plan for an additional 10 years. Moreover, the Corporation has extended the term of the outstanding options as of July 8, 2006, under both plans, by an additional 10 years.

The following table presents the weighted average assumptions used to determine the stock-based compensation expense included in selling, general and administrative expenses for the years ended July 31, 2006, 2005 and 2004, using the Black-Scholes option-pricing model:

                                                                                   2006              2005              2004
                                                                         ----------------   ---------------   ---------------
 Compensation cost                                                              $29,000           $25,000           $49,000
 Fair value                                                                     $31,350           $92,170          $247,607
 Dividend yield                                                                -                  -                 -
 Expected volatility                                                                90%               90%               52%
 Risk-free interest rate                                                           3.5%              3.3%              4.4%
 Expected life                                                                  7 YEARS           7 years           7 years
 Number of options granted                                                      133,000           162,500           261,000

SAND TECHNOLOGY INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
July 31, 2006
(In Canadian dollars)

5 - COMMON STOCK (CONTINUED)


For stock options granted to employees during 2003, had the Corporation determined compensation cost based on the fair value of the stock options at grant dates consistently with the method recommended under CICA Handbook section 3870, the Corporation's earnings would have been reported at the pro-forma amounts indicated below:

                                                                        2006               2005              2004
                                                             ----------------   ---------------   ---------------
                                                                            $                  $                 $
 Net loss, as reported                                            (3,926,921)        (7,363,054)       (7,129,930)
 Fair value of stock-based compensation                              (56,796)          (103,603)          (93,686)
                                                             ----------------   ---------------   ---------------
 Pro-forma net loss                                               (3,983,717)        (7,466,657)       (7,223,616)
                                                             ================   ===============   ===============

 Pro-forma basic and diluted loss per share                           (0.31)             (0.58)            (0.55)
                                                             ================   ===============   ===============

The fair value of stock options granted during 2003 was estimated using the Black-Scholes option pricing model using the following weighted average assumptions:

 Dividend yield                                                                                        -
 Expected volatility                                                                                  87%
 Risk-free interest rate                                                                             4.8%
 Expected life                                                                                    7 years

c)  LOSS PER SHARE

Options described above were not included in the diluted loss per share calculation because the Corporation incurred a loss, and inclusion would have created an anti-dilutive effect.

6 - RESEARCH AND DEVELOPMENT

The net amounts of research and development expenses presented in the consolidated statements of operations have been determined as follows:

                                                                                    2006               2005              2004
                                                                         ----------------   ---------------   ----------------
                                                                                       $                  $                 $
 Research and development expenses                                             2,541,950          3,472,102         3,679,285
 Government assistance
     Investment tax credits                                                     (100,000)          (200,000)         (370,496)
                                                                         ----------------   ---------------   ----------------
                                                                               2,441,950          3,272,102         3,308,789
                                                                         ================   ===============   ================

Investment tax credits in accounts receivable as at July 31, 2006 amounted to $100,000. There were no amounts receivable as at July 31, 2005.

SAND TECHNOLOGY INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
July 31, 2006
(In Canadian dollars)

7 - INCOME TAXES


The reconciliation of income taxes at Canadian statutory rates with the reported income taxes is as follows:

                                                                                    2006               2005              2004
                                                                         ----------------   ---------------   ----------------
                                                                                       $                  $                 $
 Income tax recovery at Canadian statutory rates                              (1,257,000)        (2,368,000)       (2,266,000)
 Non-recording of benefit from losses carried forward                         (1,257,000)        (2,368,000)       (2,266,000)
                                                                         ----------------   ---------------   ----------------
                                                                               -                  -                 -
                                                                         ================   ===============   ================

The significant components of the Corporation's future income tax assets and liabilities are as follows:

                                                                                                       2006              2005
                                                                                            ---------------   ---------------
                                                                                                          $                 $
 Future tax assets
     Losses carried forward                                                                      15,000,000        14,908,000
     Capital assets                                                                                 150,000           142,000
     Research and development                                                                     3,400,000         3,400,000
                                                                                            ---------------   ---------------
                                                                                                 18,550,000        18,450,000
 Future tax liabilities
     Investment tax credits                                                                          64,000            64,000
                                                                                            ---------------   ---------------
                                                                                                 18,486,000        18,386,000
 Less: valuation allowance                                                                      (18,486,000)      (18,386,000)
                                                                                            ---------------   ---------------
 Net future income taxes                                                                          -                 -
                                                                                            ===============   ===============

The Corporation has non-capital losses carried forward to reduce future taxable income for Canadian federal and provincial tax purposes as well as American, British and German tax purposes of approximately $14,000,000 and $12,000,000, US$21,000,000, L700,000 and E3,800,000, respectively, expiring at various dates to 2020. In addition, the Corporation has research and development expenditures carried forward of approximately $10,000,000, which can be used to reduce taxable income at any time in the future, and investment tax credits of approximately $2,500,000, which can be applied against future federal income taxes payable, expiring at various dates to 2016. The benefits of these items have not been recognized in the financial statements.

SAND TECHNOLOGY INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
July 31, 2006
(In Canadian dollars)

8 - COMMITMENTS

The Corporation is committed under operating leases for a total amount of $1,368,898. The minimum payments due in each of the forthcoming years are as follows:

                                                                                   $
                                                                     ----------------
 2007                                                                        382,665
 2008                                                                        308,136
 2009                                                                        270,907
 2010                                                                        244,314
 2011                                                                        162,876
                                                                     ----------------
                                                                           1,368,898
                                                                     ================

9 - SEGMENTED INFORMATION

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

                                                                                 Canada            Europe              Total
                                                                         ----------------   ---------------   ----------------
                                                                                       $                  $                 $

 2006
     Revenue                                                                   1,634,977          3,842,508         5,477,485
     Loss before income taxes                                                 (3,924,363)            (2,558)       (3,926,921)
     Identifiable assets                                                       1,630,133          1,814,988         3,445,121
 2005
     Revenue                                                                   2,899,252          3,196,781         6,096,033
     Loss before income taxes                                                 (5,965,661)        (1,397,393)       (7,363,054)
     Identifiable assets                                                       6,538,484          1,396,047         7,934,531
 2004
     Revenue                                                                   1,503,184          3,846,030         5,349,214
     Loss before income taxes                                                 (6,799,588)          (330,342)       (7,129,930)
     Identifiable assets                                                      12,077,507          3,913,194        15,990,701

10 - SIGNIFICANT CUSTOMERS

For the year ended July 31, 2006, the Corporation generated approximately 10% of its revenue from one customer (20% from one customer in 2005 and 36% from two customers in 2004).

SAND TECHNOLOGY INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
July 31, 2006
(In Canadian dollars)


11 - FINANCIAL INSTRUMENTS

FAIR VALUE OF FINANCIAL INSTRUMENTS

The fair value of the short-term financial assets and liabilities approximates their carrying amount given that they will mature shortly.

CREDIT RISK

The Corporation's exposure to credit risk as of July 31, 2006 is equal to the carrying amount of its financial assets.

CONCENTRATION OF CREDIT RISK

Credit risk concentration with respect to trade receivables is limited due to the relatively large size of the Corporation's customers. As at July 31, 2006, two customers represented 27% and 28% (three customers represented 55% in 2005) of accounts receivable.

CURRENCY RISK

The Corporation operates internationally and is exposed to market risk principally due to changes in foreign currency rates. The Corporation does not hold any financial instruments that mitigate this risk.

As at July 31, 2006 and 2005, the Corporation's current assets (liabilities) denominated in foreign currencies are as follows:

                                                                                   2006                                2005
                                                      ----------------------------------  ----------------------------------
                                                              CURRENT           CURRENT           Current           Current
                                                               ASSETS       LIABILITIES            assets       liabilities
                                                      ----------------  ----------------  ----------------  ----------------
                                                                    $                 $                 $                 $
 U.S. dollars                                                 115,133           226,494           614,563           488,362
 Pounds sterling                                            1,379,555           912,955           943,625           907,427
 Euros                                                        489,476           307,795           164,321           238,445

SAND TECHNOLOGY INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
July 31, 2006
(In Canadian dollars)


12  - RECONCILIATION OF RESULTS REPORTED IN ACCORDANCE WITH CANADIAN GENERALLY
      ACCEPTED ACCOUNTING PRINCIPLES (GAAP) TO U.S. GAAP AND OTHER SUPPLEMENTARY U.S. GAAP DISCLOSURES

Differences between Canadian and U.S. GAAP are not material in the Corporation's consolidated financial statements with the exception of the following:

STOCK-BASED COMPENSATION

In December 2004, the FASB issued SFAS No. 123 (R), SHARE-BASED PAYMENT, which is a revision of SFAS No. 123 and supersedes APB Opinion No. 25. SFAS No. 123
(R) requires all share-based payments to employees, including grants of employee stock options, to be valued at fair value on the date of grant and to be expensed over the applicable vesting period. Effective August 1, 2005, the Corporation adopted SFAS No. 123 (R) using the modified prospective transition method. Under this transition method, stock-based compensation is recognized for all stock-based awards granted on or after August 1, 2005. In addition, companies must also recognize compensation expense related to any awards that are not fully vested as of August 1, 2005. Compensation expense for the unvested awards are measured based on the fair value of the awards previously calculated in accordance with the provisions of SFAS No. 123.

The impact of adopting SFAS No. 123 (R) was to increase the stock-based compensation expense by $37,519 and increase net loss by the same amount in 2006.

The following table provides a reconciliation of the net loss and the contributed surplus and deficit under Canadian GAAP to U.S. GAAP:

                                                                                                        $
                                                                                          ----------------
 Net loss in accordance with Canadian GAAP                                                     (3,926,921)
 Additional compensation expense under SFAS No. 123 (R)                                          (198,191)
                                                                                          ----------------
 Net loss in accordance with U.S. GAAP                                                         (4,125,112)
                                                                                          ================

 Basic and diluted loss per share, U.S. GAAP                                                       (0.32)
                                                                                          ================

 Contributed surplus in accordance with Canadian GAAP                                             103,000
 Additional compensation expense under SFAS No. 123 (R)                                           198,191
                                                                                          ----------------
 Contributed surplus in accordance with U.S. GAAP                                                 301,191
                                                                                          ================

 Deficit in accordance with Canadian GAAP                                                     (37,190,978)
 Additional compensation expense under SFAS No. 123 (R)                                          (198,191)
                                                                                          ----------------
 Deficit in accordance with U.S. GAAP                                                         (37,389,169)
                                                                                          ================

The following items present other supplementary disclosures required under U.S. GAAP.

Accounts receivable are net of allowance for doubtful accounts of nil ($18,909 in 2005).

SAND TECHNOLOGY INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
July 31, 2006
(In Canadian dollars)


12  - RECONCILIATION OF RESULTS REPORTED IN ACCORDANCE WITH CANADIAN GENERALLY
      ACCEPTED ACCOUNTING PRINCIPLES (GAAP) TO U.S. GAAP AND OTHER SUPPLEMENTARY
      U.S. GAAP DISCLOSURES    (CONTINUED)

Accounts payable and accrued liabilities are comprised of the following:

                                                                                    2006              2005
                                                                         ---------------   ---------------
                                                                                       $                 $
 Trade accounts                                                                  471,492           594,026
 Accrued payroll payable and related expenses                                    533,992           844,095
 Other                                                                           134,859            47,476
                                                                         ---------------   ---------------
                                                                               1,140,343         1,485,597
                                                                         ===============   ===============

The amortization expense of contract costs for the next years will be $110,848 for 2007 and $110,845 for 2008.

Under U.S. GAAP, research and development investment tax credits (see Note 6) would be classified as a reduction of the income tax expense instead of a reduction of the related research and development expenses.

Under Canadian GAAP, future income taxes are calculated based on enacted or substantially enacted tax rates applicable to future years. Under U.S. GAAP, only enacted rates are used in the calculation of future income taxes. This difference in GAAP did not result in a difference in the financial position, results of operations or cash flows of the Corporation for the years presented.

COMPREHENSIVE INCOME

The Corporation has adopted Statement of Financial Accounting Standards (SFAS) No. 130, REPORTING COMPREHENSIVE INCOME. There are no material differences between the Corporation's net loss as reported and its comprehensive income as defined by SFAS No. 130. Accordingly, a separate statement of comprehensive income has not been presented.

STOCK-BASED COMPENSATION

The Corporation accounts for its stock-based compensation for options granted prior to August 1, 2003 using the intrinsic value method prescribed by the Accounting Principles Board Opinion No. 25, ACCOUNTING FOR STOCK ISSUED TO EMPLOYEES. U.S. GAAP required companies that follow this method to make pro-forma disclosures of net income and earnings per share, as if the fair value based methodology prescribed by SFAS No. 123, ACCOUNTING FOR STOCK-BASED COMPENSATION, had been applied for the periods presented. For options granted as of August 1, 2003, the Corporation has adopted the fair value method, on a prospective basis.

SAND TECHNOLOGY INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
July 31, 2006
(In Canadian dollars)


12  - RECONCILIATION OF RESULTS REPORTED IN ACCORDANCE WITH CANADIAN GENERALLY
      ACCEPTED ACCOUNTING PRINCIPLES (GAAP) TO U.S. GAAP AND OTHER SUPPLEMENTARY
      U.S. GAAP DISCLOSURES     (CONTINUED)


The following table presents net loss and net loss per share in accordance with U.S. GAAP on a pro-forma basis, giving effect to the pro-forma compensation expense relating to stock options granted to employees after July 1, 1994 and prior to August 1, 2003, in accordance with SFAS No. 123.

                                                                                                       2005              2004
                                                                                            ---------------   ---------------
                                                                                                          $                 $
 Net loss, as reported                                                                           (7,363,054)       (7,129,930)
 Pro-forma expense                                                                                 (460,948)         (615,749)
                                                                                            ---------------   ---------------
 Pro-forma net loss                                                                              (7,824,002)       (7,745,679)
                                                                                            ===============   ===============

 Pro-forma basic and diluted loss per share                                                          (0.61)            (0.59)
                                                                                            ===============   ===============

SFAS No. 123 requires that the pro-forma compensation expense be recognized over the service period based on the fair value of options granted to employees. The pro-forma compensation expense presented above has been estimated using the Black-Scholes option pricing model. In order to perform the calculation, the following weighted average assumptions were used for fiscal year 2003:

 Risk-free interest rate                                                                                                4.8%
 Dividend yield                                                                                                     -
 Volatility factor of the expected market price of the Corporation's common stock                                        87%
 Expected life                                                                                                       7 years

ADOPTION OF NEW ACCOUNTING POLICIES

INVENTORY COSTS - AN AMENDMENT OF ACCOUNTING RESEARCH BULLETIN

In November 2004, the FASB issued SFAS No. 151, INVENTORY COSTS - AN AMENDMENT OF ACCOUNTING RESEARCH BULLETIN (ARB) NO. 43, CHAPTER 4. The provisions of SFAS No. 151 will be effective beginning in the first quarter of fiscal 2006. The adoption of SFAS No. 151 did not have an impact on the Corporation's consolidated financial statements.

ACCOUNTING FOR CONDITIONAL ASSET RETIREMENT OBLIGATIONS - AN INTERPRETATION OF FASB STATEMENT NO. 143

In March 2005, the FASB issued FIN 47, ACCOUNTING FOR CONDITIONAL ASSET RETIREMENT OBLIGATIONS - AN INTERPRETATION OF FASB STATEMENT NO. 143 (FIN 47), which required an entity to recognize a liability for the fair value of a conditional asset retirement obligation when incurred if the liability's fair value can be reasonably estimated. FIN 47 is effective for fiscal years ending after December 15, 2005 and is required to be adopted by the Corporation in the first quarter of fiscal 2006. The adoption of FIN 47 did not have an impact on the Corporation's consolidated financial statements.

SAND TECHNOLOGY INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
July 31, 2006
(In Canadian dollars)


12  - RECONCILIATION OF RESULTS REPORTED IN ACCORDANCE WITH CANADIAN GENERALLY
      ACCEPTED ACCOUNTING PRINCIPLES (GAAP) TO U.S. GAAP AND OTHER SUPPLEMENTARY
      U.S. GAAP DISCLOSURES     (CONTINUED)

In December 2004, the FASB issued SFAS No. 153, EXCHANGES OF NON-MONETARY ASSETS
- AN AMENDMENT OF APB OPINION NO. 29. This standard eliminates the exception from fair value measurement for non-monetary exchanges of similar productive assets. The standard is applicable for fiscal periods beginning after June 15, 2005. The adoption of SFAS No. 153 did not have an impact on the Corporation's consolidated financial statements.

RECENT PRONOUNCEMENTS

In May 2005, the FASB issued SFAS No. 154, ACCOUNTING CHANGES AND ERROR CORRECTIONS, which replaces Accounting Principles Board Opinion No. 20, ACCOUNTING CHANGES, AND SFAS NO. 3, REPORTING ACCOUNTING CHANGES IN INTERIM FINANCIAL STATEMENTS - AN AMENDMENT OF APB OPINION NO. 28. SFAS No. 154 provides guidance on the accounting for and reporting of accounting changes and error corrections. It establishes retrospective application, or the latest practicable date, as the required method for reporting a change in accounting principle and the reporting of a correction of an error. SFAS No. 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005 and is required to be adopted by the Corporation in the first quarter of fiscal 2007. The Corporation is currently evaluating the effect that the adoption of SFAS No. 154 will have on its consolidated results of operations and financial condition but does not expect it to have a material impact.

In June 2006, the FASB issued FIN 48, ACCOUNTING FOR UNCERTAINTY IN INCOME TAXES
- AN INTERPRETATION OF FASB STATEMENT NO. 109. FIN 48 clarifies SFAS No. 109, ACCOUNTING FOR INCOME TAXES, to indicate a criterion that an individual tax position would have to meet for some or all of the benefit of that position to be recognized in an entity's financial statement. FIN 48 is effective for fiscal year beginning after December 15, 2006. The Corporation is currently evaluating the effect that the adoption of FIN 48 will have on its consolidated results of operations and financial condition.

In September 2006, in an effort to increase consistency and comparability in fair value measurements, the FASB recently issued SFAS No.157, FAIR VALUE MEASUREMENT, which defines fair value, establishes guidelines for measuring fair value and expands disclosures regarding fair value measurements. SFAS No. 157 does not require any new instruments to be recognized at fair value. SFAS No. 157 is effective for financial statements issued for fiscal year beginning after November 15, 2007. The Corporation is currently evaluating the effect that the adoption of SFAS No. 157 will have on its consolidated results.

SAND TECHNOLOGY INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
July 31, 2006
(In Canadian dollars)


12  - RECONCILIATION OF RESULTS REPORTED IN ACCORDANCE WITH CANADIAN GENERALLY
      ACCEPTED ACCOUNTING PRINCIPLES (GAAP) TO U.S. GAAP AND OTHER SUPPLEMENTARY
      U.S. GAAP DISCLOSURES     (CONTINUED)


In September 2006, the SEC released Staff Accounting Bulletin (SAB) 108, CONSIDERING THE EFFECTS OF PRIOR YEAR MISSTATEMENTS WHEN QUANTIFYING MISSTATEMENTS IN CURRENT YEAR FINANCIAL STATEMENTS. SAB 108 expresses the SEC staff's views on the process of quantifying potential financial statement misstatements. In general, entities have used two common approaches to quantify errors. The SEC staff believes that registrants should quantify errors using both a balance sheet and an income statement approach (a "dual approach"). Thus entities must adjust the financial statements when either approach results in quantifying a misstatement that is deemed material after considering all relevant quantitative and qualitative factors. SAB 108 is effective for fiscal years ending after November 15, 2006. The adoption of the SAB 108 will not have any impact on the Corporation's consolidated financial statements.

ITEM 19.    EXHIBITS


EXHIBITS
  1.1(1)      Articles of Incorporation, as amended on December 20, 1996 and
              December 31, 1996

  1.2(2)      Amendment to Articles of Incorporation dated January 1, 2000.

  1.3(5) By-Laws approved, confirmed and ratified by the shareholders on December 17, 2002

  4.1(6)      Sand Technology Inc. 1996 Stock Incentive Plan as amended

  4.2(6)      Sand Technology Inc. 1996 Stock Option Plan as amended

  4.3(4)      Agreement dated July 31, 2000 between the Registrant and Nucleus
              International Corporation

  4.4(3)      Purchase and Sale Agreement dated July 31, 2003 between Sand
              Technology Inc. and ClarityBlue Holdings Limited

  4.5(3)      Shareholder Rights Plan Agreement between Sand Technology Inc.
              and CIBC Mellon dated November 17, 2003

  5.1         Statement detailing computation of per share earnings

  8.1         Subsidiaries


 11.1(6)      Standards of Ethical Conduct

 12.1         Certification of Chief Executive Officer Pursuant to Section 302 of the
              Sarbanes-Oxley Act of 2002

 12.2         Certification of Chief Financial Officer Pursuant to Section 302 of the
              Sarbanes-Oxley Act of 2002

 13.1         Certification of Periodic Financial Report Pursuant to Section 906 of
              the Sarbanes-Oxley Act of 2002, 18 U.S.C. Section 1350

 13.2         Certification of Periodic Financial Report Pursuant to Section 906 of
              the Sarbanes-Oxley Act of 2002, 18 U.S.C. Section 1350

 15.1         Consent of Independent Registered Chartered Accountants

 15.2(6)      Amended and Restated Audit Committee Charter

 15.3(6)      Governance, Nomination, Human Resources and Compensation
              Committee Charter

 15.4(3)      Board of Directors Charter


----------
(1) Incorporated by reference from the Registrant's Form 20-F Annual Report for the fiscal year ending July 31, 1996.

(2) Incorporated by reference from Amendment No. 1 to the Registrant's Form F-2 Registration Statement (333-12216) filed on August 18, 2000.

(3) Incorporated by reference from the Registrant?s Form 20-F Annual Report for the fiscal year ending July 31, 2003.

(4) Incorporated by reference from the Registrant's Form 20-F Annual Report for the fiscal year ending July 31, 2000.

(5) Incorporated by reference from the Registrant's Form 20-F Annual Report for the fiscal year ending July 31, 2002.

(6) Incorporated by reference from the Registrant's Form 20-F Annual Report for the fiscal year ending July 31, 2005.

                                   SIGNATURES


The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on Form 20-F on its behalf.



                                     SAND TECHNOLOGY INC.





                                     /s/ Arthur G. Ritchie
                                     -----------------------------------------
March 13, 2007                        Arthur G. Ritchie
                                     Chairman of the Board,
                                     President and Chief Executive Officer