Form 20-F/A
period 2006-07-31
SAND TECHNOLOGY INC
filed 2007-06-12
CIK 753050

                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                   FORM 20-F/A

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

                                       OR

           [ ] SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF
                       THE SECURITIES EXCHANGE ACT OF 1934

          Date of event requiring this shell company report...............

          Commission file number:  0-14884

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

                    Yes / /                    No /X/

          If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to
          Section 13 or 15 (d) of the Securities Exchange Act of 1934.

                    Yes / /                    No /X/

          Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

                    Yes /X/                    No / /

          Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer.

          Large accelerated filer / / Accelerated / / Non-accelerated filer /X/
                                      filer

          Indicate by check mark which financial statement item the registrant has selected to follow.

                    Item 17 / /                Item 18 /X/

          If this report is an annual report, indicate by check mark whether the registrant is a shell company.

                    Yes / /                    No /X/

                                INTRODUCTORY NOTE

This Form 20-F/A is being filed solely to include at page 4 of this document the audit report of Deloitte & Touche, our former auditor, dated September 16, 2005 in Item 18 in response to a comment, and in compliance with the request, of the Securities and Exchange Commission.

                                                           Deloitte & Touche LLP
                                                           1 Place Ville Marie
                                                           Suite 3000
[DELOITTE LOGO]                                            Montreal QC H3B 4T9
                                                           Canada

                                                           Tel: (514) 393-5194
                                                           Fax: (514) 390-4104
                                                           www.deloitte.ca

REPORT OF INDEPENDENT REGISTERED CHARTERED ACCOUNTANTS

To the Shareholders and Board of Directors of Sand Technology Inc.

We have audited the consolidated balance sheet of Sand Technology Inc. as at July 31, 2005 and the consolidated statements of operations, shareholders' equity and cash flows for the years ended July 31, 2005 and 2004. These financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Corporation as at July 31, 2005 and the results of its operations and its cash flows for the years ended July 31, 2005 and 2004 in accordance with Canadian generally accepted accounting principles.

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

/s/ Deloitte & Touche LLP

Independent Registered Chartered Accountants

September 16, 2005

COMMENTS BY INDEPENDENT REGISTERED CHARTERED ACCOUNTANTS FOR U.S. READERS ON CANADA-U.S. REPORTING DIFFERENCES

The standards of the Public Company Accounting Oversight Board (United States) require the addition of an explanatory paragraph (following the opinion paragraph) when there are changes in accounting principles that have been implemented such as those described in Note 1 to the consolidated financial statements of the Corporation. Our report to the Shareholders and Board of Directors, dated September 16, 2005, is expressed in accordance with Canadian reporting standards, which do not require a reference to such changes in accounting principles in the report of independent registered Chartered Accountants when the change is properly accounted for and adequately disclosed in the financial statements.

/s/ Deloitte & Touche LLP

Independent Registered Chartered Accountants

September 16, 2005

                                                        Member of
                                                        Deloitte Touche Tohmatsu

                              SAND TECHNOLOGY INC.

                        CONSOLIDATED FINANCIAL STATEMENTS
                                  JULY 31, 2006

Report of Independent Registered Chartered Accountants              6 - 7

Comments by Independent Registered Chartered Accountants
  for U.S. Readers on Canada-U.S. Reporting Differences                 8

Financial Statements
  Consolidated Balance Sheets                                           9
  Consolidated Operations                                              10
  Consolidated Shareholders' Equity                                    11
  Consolidated Cash Flows                                              12
  Notes to Consolidated Financial Statements                      13 - 31

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


/s/ Raymond Chabot Grant Thornton LLP
-------------------------------------
Independent Registered Chartered Accountants

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


/s/ Raymond Chabot Grant Thornton LLP
-------------------------------------
Independent Registered Chartered Accountants


Montreal
September 8, 2006

SAND TECHNOLOGY INC.
CONSOLIDATED BALANCE SHEETS
July 31, 2006
(In Canadian dollars)

                                                                                    2006            2005
                                                                             -----------     -----------
                                                                                       $               $
ASSETS
Current assets
  Cash and cash equivalents                                                    1,412,548       5,615,912
  Accounts receivable                                                          1,486,287       1,561,613
  Prepaid expenses                                                                93,226         127,731
                                                                             -----------     -----------
                                                                               2,992,061       7,305,256
Capital assets (Note 3)                                                          231,367         296,735
Other assets (Note 4)                                                            221,693         332,540
                                                                             -----------     -----------
                                                                               3,445,121       7,934,531
                                                                             ===========     ===========

LIABILITIES
Current liabilities
  Accounts payable and accrued liabilities                                     1,140,343       1,485,597
  Deferred revenue                                                             1,231,094       1,447,992
                                                                             -----------     -----------
                                                                               2,371,437       2,933,589
Deferred credits                                                                 136,906         166,243
                                                                             -----------     -----------
                                                                               2,508,343       3,099,832
                                                                             -----------     -----------
Commitments (Note 8)

SHAREHOLDERS' EQUITY
Common stock (Note 5)
  Authorized
    Unlimited number of class "A" common shares, without par value
  Issued and outstanding
    12,818,189 class "A" common shares (12,818,189 in 2005)                   38,024,756      38,024,756
  Contributed surplus (Note 5b)                                                  103,000          74,000
Deficit                                                                      (37,190,978)    (33,264,057)
                                                                             -----------     -----------
                                                                                 936,778       4,834,699
                                                                             -----------     -----------
                                                                               3,445,121       7,934,531
                                                                             ===========     ===========

The accompanying notes are an integral part of the consolidated financial statements.

On behalf of the Board,

/s/ Arthur G. Ritchie                  /s/ Marc Malouin
-------------------------------------- -----------------------------------------
Arthur G. Ritchie, Director            Marc Malouin, Director

SAND TECHNOLOGY INC.
CONSOLIDATED OPERATIONS
Years ended July 31, 2006
(In Canadian dollars)

                                                                                 2006            2005            2004
                                                                           ----------      ----------      ----------
                                                                                    $               $               $
REVENUE                                                                     5,477,485       6,096,033       5,349,214
                                                                           ----------      ----------      ----------
Operating expenses
  Cost of sales and product support                                         1,554,313       1,754,138       1,652,369
  Research and development, net (Note 6)                                    2,441,950       3,272,102       3,308,789
  Amortization of capital assets and other assets (Notes 3 and 4)             248,455         277,276         242,488
  Selling, general and administrative expenses                              5,220,443       8,317,831       7,604,541
                                                                           ----------      ----------      ----------
                                                                            9,465,161      13,621,347      12,808,187
                                                                           ----------      ----------      ----------
Loss from operations                                                       (3,987,676)     (7,525,314)     (7,458,973)
Interest income                                                                60,755         162,260         329,043
                                                                           ----------      ----------      ----------
NET LOSS                                                                   (3,926,921)     (7,363,054)     (7,129,930)
                                                                           ==========      ==========      ==========

Basic and diluted loss per share (Note 5)                                       (0.31)          (0.57)          (0.55)
                                                                           ==========      ==========      ==========

Basic and diluted weighted average number of common
shares outstanding                                                         12,818,189      12,860,438      13,079,649
                                                                           ==========      ==========      ==========

The accompanying notes are an integral part of the consolidated financial statements.

SAND TECHNOLOGY INC.
CONSOLIDATED SHAREHOLDERS' EQUITY
Years ended July 31, 2006
(In Canadian dollars)

                                                              Common stock
                                                          ---------------------------
                                                           Number of                       Contributed
                                                              shares           Amount          surplus          Deficit
                                                          ----------       ----------      -----------      -----------
                                                                                    $                $                $
Balance as at July 31, 2003                               13,164,327       39,051,564                       (19,369,906)
Net loss                                                                                                     (7,129,930)
Stock-based compensation (Note 5b)                                                              49,000
Share repurchase                                            (166,776)        (494,736)                          253,230
                                                          ----------       ----------      -----------      -----------
Balance as at July 31, 2004                               12,997,551       38,556,828           49,000      (26,246,606)
Net loss                                                                                                     (7,363,054)
Stock-based compensation (Note 5b)                                                              25,000
Share repurchase                                            (179,362)        (532,072)                          345,603
                                                          ----------       ----------      -----------      -----------
Balance as at July 31, 2005                               12,818,189       38,024,756           74,000      (33,264,057)
Net loss                                                                                                     (3,926,921)
Stock-based compensation (Note 5b)                                                              29,000
                                                          ----------       ----------      -----------      -----------
Balance as at July 31, 2006                               12,818,189       38,024,756          103,000      (37,190,978)
                                                          ==========       ==========      ===========      ===========

The accompanying notes are an integral part of the consolidated financial statements.

SAND TECHNOLOGY INC.
CONSOLIDATED CASH FLOWS
Years ended July 31, 2006
(In Canadian dollars)

                                                                                 2006            2005            2004
                                                                           ----------      ----------      ----------
                                                                                    $               $               $
OPERATING ACTIVITIES
Net loss                                                                   (3,926,921)     (7,363,054)     (7,129,930)
Non-cash items
  Amortization of capital assets and other assets                             248,455         277,276         242,488
  Stock-based compensation                                                     29,000          25,000          49,000
  Changes in working capital items
      Accounts receivable                                                      75,326         803,042         (23,787)
      Prepaid expenses                                                         34,505          60,949          14,651
      Accounts payable and accrued liabilities                               (345,254)       (395,516)     (1,098,530)
      Deferred revenue                                                       (216,898)       (106,793)        415,176
                                                                           ----------      ----------      ----------
Cash flows from operating activities                                       (4,101,787)     (6,699,096)     (7,530,932)
                                                                           ----------      ----------      ----------
INVESTING ACTIVITIES
Purchase of capital assets                                                    (72,240)        (70,578)        (58,642)
Balance of sale price receivable                                                                              588,483
Increase in other assets                                                                                     (471,100)
                                                                           ----------      ----------      ----------
Cash flows from investing activities                                          (72,240)        (70,578)         58,741
                                                                           ----------      ----------      ----------

FINANCING ACTIVITIES
Purchase of common shares                                                                    (186,469)       (241,506)
Deferred credits                                                              (29,337)        (29,338)        (29,336)
                                                                           ----------      ----------      ----------
Cash flows from financing activities                                          (29,337)       (215,807)       (270,842)
                                                                           ----------      ----------      ----------
NET DECREASE IN CASH AND CASH EQUIVALENTS                                  (4,203,364)     (6,985,481)     (7,743,033)
Cash and cash equivalents, beginning of year                                5,615,912      12,601,393      20,344,426
                                                                           ----------      ----------      ----------
Cash and cash equivalents, end of year                                      1,412,548       5,615,912      12,601,393
                                                                           ==========      ==========      ==========

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

SAND TECHNOLOGY INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
July 31, 2006
(In Canadian dollars)

2 - ACCOUNTING POLICIES (CONTINUED)

CAPITAL ASSETS

Capital assets are recorded at cost and are amortized over their estimated useful lives using the straight-line method over the following periods:

                                                                         Periods
                                                                      ----------
 Furniture and equipment                                                 5 years
 Computer equipment                                                      3 years
                                                                        Over the
                                                                      shorter of
                                                                       the lease
                                                                         term or
 Leasehold improvements                                                 10 years

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

ASSET RETIREMENT OBLIGATIONS

As of August 1, 2004, the Corporation adopted Handbook section 3110, ASSET RETIREMENT OBLIGATIONS, which focuses on the recognition and measurement of liabilities for obligations associated with the retirement of property, plant and equipment when those obligations result from the acquisition, construction, development or normal operation of the assets. The adoption of this recommendation did not have an impact on the Corporation's consolidated financial statements.

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

3 - CAPITAL ASSETS

                                                                                                          2006
                                                                ----------------------------------------------
                                                                                   ACCUMULATED
                                                                     COST         AMORTIZATION             NET
                                                                ---------         ------------         -------
                                                                        $                    $               $
 Furniture and equipment                                          320,113              320,002             111
 Computer equipment                                               587,571              485,540         102,031
 Leasehold improvements                                           287,610              158,385         129,225
                                                                ---------         ------------         -------
                                                                1,195,294              963,927         231,367
                                                                =========         ============         =======

                                                                                                          2005
                                                                ----------------------------------------------
                                                                                  Accumulated
                                                                     Cost         amortization             Net
                                                                ---------         ------------         -------
                                                                        $                    $               $
 Furniture and equipment                                          320,113              317,189           2,924
 Computer equipment                                               515,331              380,173         135,158
 Leasehold improvements                                           287,610              128,957         158,653
                                                                ---------         ------------         -------
                                                                1,123,054              826,319         296,735
                                                                =========         ============         =======

Amortization expense of capital assets amounted to $137,608 in 2006 ($166,248 in 2005).

4 - OTHER ASSETS

                                                                                                          2006
                                                                ----------------------------------------------
                                                                                   ACCUMULATED
                                                                     COST         AMORTIZATION             NET
                                                                ---------         ------------         -------
                                                                        $                    $               $
 Contract costs                                                   471,100              249,407         221,693
                                                                =========         ============         =======

SAND TECHNOLOGY INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
July 31, 2006
(In Canadian dollars)

4 - OTHER ASSETS (CONTINUED)

                                                                                                          2005
                                                                ----------------------------------------------
                                                                                   Accumulated
                                                                     Cost         amortization             Net
                                                                ---------         ------------         -------
                                                                        $                    $               $
 Contract costs                                                   471,100              138,560         332,540
                                                                =========         ============         =======

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

SAND TECHNOLOGY INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
July 31, 2006
(In Canadian dollars)

5 - COMMON STOCK (CONTINUED)

Activity in the stock option plans for 2006, 2005 and 2004 was as follows:

                                                                  2006                           2005                          2004
                                            --------------------------     --------------------------   ---------------------------
                                                              WEIGHTED                       Weighted                     Weighted
                                            NUMBER OF          AVERAGE     Number of          average   Number of          average
                                              OPTIONS   EXERCISE PRICE       options   exercise price     options   exercise price
                                            ---------   --------------     ---------   --------------   ---------   --------------
                                               (000S)              $US        (000s)              $US      (000s)              $US
Outstanding, beginning of year                  1,121             2.10         1,478             2.15       1,247             2.41
Granted                                           133             1.00           163             1.00         261             1.16
                                            ---------                      ---------                    ---------
                                                1,254                          1,641                        1,508
Forfeited                                         213             3.95           520             1.89          30             4.58
                                            ---------                      ---------                    ---------
Outstanding, end of year                        1,041             1.59         1,121             2.10       1,478             2.15
                                            =========                      =========                    =========

Options exercisable, end of year                  609             1.84           622             2.61         592             2.83
                                            =========                      =========                    =========

SAND TECHNOLOGY INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
July 31, 2006
(In Canadian dollars)

5 - COMMON STOCK (CONTINUED)

The following table summarizes significant ranges of exercise prices of outstanding options held by directors, officers and employees as of July 31, 2006:

                                                                   Options outstanding             Options exercisable
                                       -----------------------------------------------   -----------------------------
                                                          Weighted
                                                           average            Weighted                        Weighted
                                       Number of    remaining life             average   Number of             average
Range of exercise prices                 options           (years)      exercise price     options      exercise price
------------------------               ---------    --------------      --------------   ---------      --------------
                                          (000s)                a)                 US$      (000s)                 US$
Less than US$1.00                            160                                  0.69         160                0.69
US$1.00 to US$1.49                           716              7.27                1.02         306                1.04
US$3.00 to US$3.99                            20                                  3.37          20                3.37
US$4.00 to US$4.99                            30              1.49                4.63          30                4.63
US$5.00 to US$5.99                           105              5.49                5.07          83                5.09
US$6.00 to US$6.99                            10              3.06                6.28          10                6.28
                                       ---------                                         ---------
                                           1,041              5.62                1.59         609                1.84
                                       =========                                         =========

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

The following table presents the weighted average assumptions used to determine the stock-based compensation expense included in selling, general and administrative expenses for the years ended July 31, 2006, 2005 and 2004, using the Black-Scholes option-pricing model:

                                                                                  2006              2005              2004
                                                                               -------           -------          --------
Compensation cost                                                              $29,000           $25,000          $ 49,000
Fair value                                                                     $31,350           $92,170          $247,607
Dividend yield                                                                       -                 -                 -
Expected volatility                                                                90%               90%               52%
Risk-free interest rate                                                           3.5%              3.3%              4.4%
Expected life                                                                  7 YEARS           7 years           7 years
Number of options granted                                                      133,000           162,500           261,000

SAND TECHNOLOGY INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
July 31, 2006
(In Canadian dollars)

5 - COMMON STOCK (CONTINUED)

For stock options granted to employees during 2003, had the Corporation determined compensation cost based on the fair value of the stock options at grant dates consistently with the method recommended under CICA Handbook section 3870, the Corporation's earnings would have been reported at the pro-forma amounts indicated below:

                                                                                   2006               2005              2004
                                                                             ----------         ----------        ----------
                                                                                      $                  $                 $
Net loss, as reported                                                        (3,926,921)        (7,363,054)       (7,129,930)
Fair value of stock-based compensation                                          (56,796)          (103,603)          (93,686)
                                                                             ----------         ----------        ----------
Pro-forma net loss                                                           (3,983,717)        (7,466,657)       (7,223,616)
                                                                             ==========         ==========        ==========
Pro-forma basic and diluted loss per share                                        (0.31)             (0.58)            (0.55)
                                                                             ==========         ==========        ==========

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

6 - RESEARCH AND DEVELOPMENT

The net amounts of research and development expenses presented in the consolidated statements of operations have been determined as follows:

                                                                                   2006               2005              2004
                                                                              ---------          ---------         ---------
                                                                                      $                  $                 $
Research and development expenses                                             2,541,950          3,472,102         3,679,285
Government assistance
    Investment tax credits                                                     (100,000)          (200,000)         (370,496)
                                                                              ---------          ---------         ---------
                                                                              2,441,950          3,272,102         3,308,789
                                                                              =========          =========         =========

Investment tax credits in accounts receivable as at July 31, 2006 amounted to $100,000. There were no amounts receivable as at July 31, 2005.

SAND TECHNOLOGY INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
July 31, 2006
(In Canadian dollars)

7 - INCOME TAXES

The reconciliation of income taxes at Canadian statutory rates with the reported income taxes is as follows:

                                                                                    2006               2005              2004
                                                                              ----------         ----------        ----------
                                                                                       $                  $                 $
 Income tax recovery at Canadian statutory rates                              (1,257,000)        (2,368,000)       (2,266,000)
 Non-recording of benefit from losses carried forward                         (1,257,000)        (2,368,000)       (2,266,000)
                                                                              ----------         ----------        ----------
                                                                                       -                  -                 -
                                                                              ==========         ==========        ==========

The significant components of the Corporation's future income tax assets and liabilities are as follows:

                                                                                                       2006              2005
                                                                                                -----------       -----------
                                                                                                          $                 $
 Future tax assets
     Losses carried forward                                                                      15,000,000        14,908,000
     Capital assets                                                                                 150,000           142,000
     Research and development                                                                     3,400,000         3,400,000
                                                                                                -----------       -----------
                                                                                                 18,550,000        18,450,000
 Future tax liabilities
     Investment tax credits                                                                          64,000            64,000
                                                                                                -----------       -----------
                                                                                                 18,486,000        18,386,000
 Less: valuation allowance                                                                      (18,486,000)      (18,386,000)
                                                                                                -----------       -----------
 Net future income taxes                                                                                  -                 -
                                                                                                ===========       ===========

The Corporation has non-capital losses carried forward to reduce future taxable income for Canadian federal and provincial tax purposes as well as American, British and German tax purposes of approximately $14,000,000 and $12,000,000, US$21,000,000, POUND 700,000 and EURO 3,800,000, respectively, expiring at various dates to 2020. In addition, the Corporation has research and development expenditures carried forward of approximately $10,000,000, which can be used to reduce taxable income at any time in the future, and investment tax credits of approximately $2,500,000, which can be applied against future federal income taxes payable, expiring at various dates to 2016. The benefits of these items have not been recognized in the financial statements.

SAND TECHNOLOGY INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
July 31, 2006
(In Canadian dollars)

8 - COMMITMENTS

The Corporation is committed under operating leases for a total amount of $1,368,898. The minimum payments due in each of the forthcoming years are as follows:

                                                                                                                           $
                                                                                                                   ---------
2007                                                                                                                 382,665
2008                                                                                                                 308,136
2009                                                                                                                 270,907
2010                                                                                                                 244,314
2011                                                                                                                 162,876
                                                                                                                   ---------
                                                                                                                   1,368,898
                                                                                                                   =========

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

                                                                                 Canada             Europe             Total
                                                                             ----------         ----------        ----------
                                                                                      $                  $                 $
2006
    Revenue                                                                   1,634,977          3,842,508         5,477,485
    Loss before income taxes                                                 (3,924,363)            (2,558)       (3,926,921)
    Identifiable assets                                                       1,630,133          1,814,988         3,445,121
2005
    Revenue                                                                   2,899,252          3,196,781         6,096,033
    Loss before income taxes                                                 (5,965,661)        (1,397,393)       (7,363,054)
    Identifiable assets                                                       6,538,484          1,396,047         7,934,531
2004
    Revenue                                                                   1,503,184          3,846,030         5,349,214
    Loss before income taxes                                                 (6,799,588)          (330,342)       (7,129,930)
    Identifiable assets                                                      12,077,507          3,913,194        15,990,701

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

As at July 31, 2006 and 2005, the Corporation's current assets (liabilities) denominated in foreign currencies are as follows:

                                                                                  2006                            2005
                                                           ---------------------------       -------------------------
                                                             CURRENT           CURRENT       Current           Current
                                                              ASSETS       LIABILITIES        assets       liabilities
                                                           ---------       -----------       -------       -----------
                                                                   $                 $             $                 $
U.S. dollars                                                 115,133           226,494       614,563           488,362
Pounds sterling                                            1,379,555           912,955       943,625           907,427
Euros                                                        489,476           307,795       164,321           238,445

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

The following table provides a reconciliation of the net loss and the contributed surplus and deficit under Canadian GAAP to U.S. GAAP:

                                                                                                                            $
                                                                                                                  -----------
 Net loss in accordance with Canadian GAAP                                                                         (3,926,921)
 Additional compensation expense under SFAS No. 123 (R)                                                              (198,191)
                                                                                                                  -----------
 Net loss in accordance with U.S. GAAP                                                                             (4,125,112)
                                                                                                                  ===========

 Basic and diluted loss per share, U.S. GAAP                                                                           (0.32)
                                                                                                                  ===========

 Contributed surplus in accordance with Canadian GAAP                                                                 103,000
 Additional compensation expense under SFAS No. 123 (R)                                                               198,191
                                                                                                                  -----------
 Contributed surplus in accordance with U.S. GAAP                                                                     301,191
                                                                                                                  ===========

 Deficit in accordance with Canadian GAAP                                                                         (37,190,978)
 Additional compensation expense under SFAS No. 123 (R)                                                              (198,191)
                                                                                                                  -----------
 Deficit in accordance with U.S. GAAP                                                                             (37,389,169)
                                                                                                                  ===========

The following items present other supplementary disclosures required under U.S. GAAP.

Accounts receivable are net of allowance for doubtful accounts of nil ($18,909 in 2005).

SAND TECHNOLOGY INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
July 31, 2006
(In Canadian dollars)

12 - RECONCILIATION OF RESULTS REPORTED IN ACCORDANCE WITH CANADIAN GENERALLY
     ACCEPTED ACCOUNTING PRINCIPLES (GAAP) TO U.S. GAAP AND OTHER SUPPLEMENTARY U.S. GAAP DISCLOSURES (CONTINUED)

Accounts payable and accrued liabilities are comprised of the following:

                                                                                     2006         2005
                                                                                ---------    ---------
                                                                                        $            $
 Trade accounts                                                                   471,492      594,026
 Accrued payroll payable and related expenses                                     533,992      844,095
 Other                                                                            134,859       47,476
                                                                                ---------    ---------
                                                                                1,140,343    1,485,597
                                                                                =========    =========

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

                                                                                     2005         2004
                                                                               ----------   ----------
                                                                                        $            $
Net loss, as reported                                                          (7,363,054)  (7,129,930)
Pro-forma expense                                                                (460,948)    (615,749)
                                                                               ----------   ----------
Pro-forma net loss                                                             (7,824,002)  (7,745,679)
                                                                               ==========   ==========

Pro-forma basic and diluted loss per share                                          (0.61)       (0.59)
                                                                               ==========   ==========

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

                                   SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F/A and that it has duly caused and authorized the undersigned to sign this Report on Form 20-F/A on its behalf.


                                        SAND TECHNOLOGY INC.

                                        /s/ Arthur G. Ritchie
                                        -----------------------
June 11, 2007                           Arthur G. Ritchie
                                        Chairman of the Board,
                                        President and Chief Executive
                                        Officer

                                                                 EXHIBIT 12.1
                                 CERTIFICATIONS

I, Arthur G. Ritchie, Chairman, President and Chief Executive Officer of Sand Technology Inc., certify that:

1)   I have reviewed this annual report on Form 20-F/A of Sand Technology Inc.;

2) Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3) Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the Company as of, and for, the periods presented in this report;

4) The Company's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the Company and have:

          a) designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the Company, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

          b)   deleted

          c) evaluated the effectiveness of the Company's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

          d) disclosed in this report any change in the Company's internal control over financial reporting that occurred during the period covered by this annual report that has materially affected, or is reasonably likely to materially affect, the Company's internal control over financial reporting; and

5) The Company's other certifying officers and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the Company's auditors and the audit committee of the Company's board of directors (or persons performing the equivalent functions):

          a) All significant deficiencies and material weaknesses in the design or operation of internal controls over financial reporting which are reasonably likely to adversely affect the Company's ability to record, process, summarize and report financial information; and

          b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the Company's internal control over financial reporting.


June 11, 2007


                                     /s/  Arthur Ritchie
                                          Chairman of the Board,
                                          President and Chief Executive Officer

                                                                 EXHIBIT 12.2
                                 CERTIFICATIONS

I, Gilles Therrien, Vice-President, Finance and Administration, and Chief Financial Officer of Sand Technology Inc., certify that:

1)   I have reviewed this annual report on Form 20-F/A of Sand Technology Inc.;

2) Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3) Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the Company as of, and for, the periods presented in this report;

4) The Company's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the Company and have:

          a) designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the Company, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

          b)   deleted

          c) evaluated the effectiveness of the Company's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

          d) disclosed in this report any change in the Company's internal control over financial reporting that occurred during the period covered by this annual report that has materially affected, or is reasonably likely to materially affect, the Company's internal control over financial reporting; and

5) The Company's other certifying officers and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the Company's auditors and the audit committee of the Company's board of directors (or persons performing the equivalent functions):

          a) All significant deficiencies and material weaknesses in the design or operation of internal controls over financial reporting which are reasonably likely to adversely affect the Company's ability to record, process, summarize and report financial information; and

          b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the Company's internal control over financial reporting.

June 11, 2007


                                 /s/  Gilles Therrien
                                      Vice-President, Finance and Administration
                                      and Chief Financial Officer

                                                                 EXHIBIT 13.1

                                  CERTIFICATION
                                       of
                            Periodic Financial Report
      Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, 18 U.S.C.
                                  Section 1350

I, Arthur G. Ritchie, Chairman of the Board, President and Chief Executive Officer of Sand Technology Inc., hereby certify that the Report on Form 20-F/A relative to the Fiscal Year ended July 31, 2006 fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934 and that the information contained in the periodic report fairly presents, in all material respects, the financial condition and results of operations of Sand Technology Inc.

Date:  June 11, 2007


                                 /s/  Arthur G. Ritchie
                                      Chairman of the Board,
                                      President and Chief Executive Officer


This certification is made solely for the purposes of 18 U.S.C. Section 1350, subject to the knowledge standard set forth therein, and not for any other purpose. It is not being filed as part of the Annual Report or as a separate disclosure document.

                                                                 EXHIBIT 13.2

                                  CERTIFICATION
                                       of
                            Periodic Financial Report
      Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, 18 U.S.C.
                                  Section 1350

I, Gilles Therrien, Vice-President, Finance and Administration, and Chief Financial Officer of Sand Technology Inc., hereby certify that the Report on Form 20-F/A relative to the Fiscal Year ended July 31, 2006 fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934 and that the information contained in the periodic report fairly presents, in all material respects, the financial condition and results of operations of Sand Technology Inc.


Date:  June 11, 2007

                                 /s/  Gilles Therrien
                                      Vice-President, Finance and Administration
                                      and Chief Financial Officer


This certification is made solely for the purposes of 18 U.S.C. Section 1350, subject to the knowledge standard set forth therein, and not for any other purpose. It is not being filed as part of the Annual Report or as a separate disclosure document.

                                                                 EXHIBIT 15.1

CONSENT OF INDEPENDENT REGISTERED CHARTERED ACCOUNTANTS

We consent to the incorporation by reference, in Registration Statements No. 333-8538 and No. 333-7462 on Form S-8, in Registration Statement No. 333-12216 on Form F-2 and Registration Statement No. 333-51014 on Form F-3 of our report dated September 16, 2005 on the consolidated financial statements of Sand Technology Inc. (the "Company"), appearing in this Annual Report on Form 20-F/A of the Company, for the year ended July 31, 2006. We also consent to incorporation by reference in the aforementioned Registration Statements of our Comments by Independent Auditors for U.S. Readers on Canada-U.S. Reporting Differences dated September 16, 2005 appearing in this Annual Report on Form 20-F/A of the Company for the year ended July 31, 2006.


                                 /s/  Deloitte & Touche LLP
                                      Independent Registered Chartered
                                       Accountants

June 11, 2007
Montreal, Quebec
                                       39