Form 20-F
period 2007-07-31
SAND TECHNOLOGY INC
filed 2008-01-30
CIK 753050

                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                    FORM 20-F

|_| REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

                                       OR

|X| ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended July 31, 2007

                                       OR

|_| TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

                                       OR

|_| SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report ______________

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

                       CLASS A COMMON SHARES - 14,318,189

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act

                 Yes |_|          No |X|

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15 (d) of the Securities Exchange Act of 1934.

                 Yes |_|          No |X|

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

                 Yes |_|          No |X|

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer.

Large accelerated filer    Accelerated filer       Non-accelerated filer |X|

Indicate by check mark which financial statement item the registrant has selected to follow.

                 Item 17                     Item    18 |X|

If this report is an annual report, indicate by check mark whether the registrant is a shell company.

                 Yes |_|          No |X|

                                TABLE OF CONTENTS

PART I                                                                                          4
   ITEM 1.      IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS                           4
   ITEM 2.      OFFER STATISTICS AND EXPECTED TIMETABLE                                         4
   ITEM 3.      KEY INFORMATION                                                                 4
   ITEM 4.      INFORMATION ON THE COMPANY                                                     17
   ITEM 4 A.    UNRESOLVED STAFF COMMENTS                                                      23
   ITEM 5.      OPERATING AND FINANCIAL REVIEW AND PROSPECTS                                   23
   ITEM 6.      DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES                                     32
   ITEM 7.      MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS                              43
   ITEM 8.      FINANCIAL INFORMATION                                                          45
   ITEM 9.      THE OFFER AND LISTING                                                          46
   ITEM 10.     ADDITIONAL INFORMATION                                                         47
   ITEM 11.     QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK                     58
   ITEM 12.     DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES                         59

PART II                                                                                        59
   ITEM 13.     DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES                                59
   ITEM 14.     MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS   59
   ITEM 15.     CONTROLS AND PROCEDURES                                                        62

   ITEM 16 A.   AUDIT COMMITTEE FINANCIAL EXPERT                                               63
   ITEM 16 B.   CODE OF ETHICS                                                                 63
   ITEM 16 C.   PRINCIPAL ACCOUNTANT FEES AND SERVICES                                         63
   ITEM 16 D.   EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES                     64
   ITEM 16 E.   PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS         64

PART III                                                                                       64
   ITEM 17.     FINANCIAL STATEMENTS                                                           64
   ITEM 18.     FINANCIAL STATEMENTS                                                           64
   ITEM 19.     EXHIBITS                                                                       94

            CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

     Certain statements contained in this Annual Report on Form 20-F are "forward-looking statements" within the meaning of the United States Securities Act of 1933 and of the United States Securities Exchange Act of 1934. The forward-looking statements are intended to be subject to the safe harbour protection provided by these Acts. We have based these forward-looking statements on our current expectations and projections about future results, levels of activity, events, trends or plans. Such forward-looking statements are not guarantees and are subject to known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Sand Technology Inc. (hereinafter "SAND" or the "Company" or the "Corporation") to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as "guidance", "may", "will", "should", "could", "would", "expect", "plan", "anticipate", "believe", "estimate", "continue", or the negative of such terms or other similar expressions. All forward-looking statements included in this discussion are based on current expectations and on information available to us on January 18, 2008. For a more detailed discussion of these risks and uncertainties and other business risks, see Item 3 - "Risk Factors" and Item 5 - "Trend Information". Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date made. Except as required by applicable laws, we do not intend to publicly release the result of any revision of these forward-looking statements to reflect events or circumstances after the date they are made or to reflect the occurrence of unanticipated events.

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

                                     PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

     Not Applicable

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

     Not Applicable

ITEM 3. KEY INFORMATION

A. SELECTED FINANCIAL DATA

     Our audited consolidated financial statements for the 2007 fiscal year and the notes relating to them (the "Financial Statements"), which are included at
Item 18 are presented in accordance with Canadian generally accepted accounting principles ("Canadian GAAP"). The monetary figures throughout this Annual Report on Form 20-F are presented consistent with Canadian GAAP except where otherwise indicated.

     The following data expressed in Canadian dollars are derived from the Financial Statements that have been audited by our auditors Raymond Chabot Grant Thornton LLP for the fiscal years ended July 31, 2007 and July 31, 2006 and Deloitte & Touche LLP for the fiscal years ended July 31, 2005, July 31, 2004 and July 31, 2003. The information set forth below is not necessarily indicative of the results of future operations and should be read in conjunction with, and is qualified in its entirety by, the Financial Statements found elsewhere in this Annual Report on Form 20-F.

                                                                 (in thousands of dollars (000's)
                                                         except for Per Share Data and Rates of Exchange)
                                                                         FISCAL YEAR ENDED
                                                     --------------------------------------------------------
                                                      7/31/07     7/31/06     7/31/05     7/31/04     7/31/03
                                                     --------    --------    --------    --------    --------
                                                        CA          CA          CA          CA          CA
Rates of exchange
   At period end -- US$                                 $1.07       $1.13       $1.22       $1.33       $1.40
   Average for the period                               $1.13       $1.15       $1.24       $1.34       $1.50

Results of Operations
   Revenue                                             $6,729      $5,477      $6,096      $5,349     $31,683
   Research and Development Costs                     ($2,215)    ($2,442)    ($3,272)    ($3,309)    ($3,311)
   Selling, General and Administrative Expenses       ($5,100)    ($5,221)    ($8,318)    ($7,605)   ($16,582)
   Amortization                                         ($201)      ($248)      ($277)      ($242)    ($1,077)
   Cost of Sales and Product Support                  ($1,667)    ($1,554)    ($1,754)    ($1,652)   ($12,510)
   Operating Income (loss)                            ($2,454)    ($3,988)    ($7,525)    ($7,459)    ($1,797)

Other Income (expense)                                   ($72)        $61        $162        $329       ($167)

Equity and Gain on Sale of Subsidiaries                                                               $11,757

Net Income (Loss)                                     ($2,526)    ($3,927)    ($7,363)    ($7,130)     $9,793

Financial Position
   Working Capital                                    ($1,174)       $484      $4,205     $11,523    $19,133
   Total Assets                                        $2,357      $3,445      $7,935     $15,991    $24,026
   Total Liabilities                                   $3,239      $2,508      $3,100      $3,632     $4,344
   Shareholders' Equity                                 ($882)       $937      $4,835     $12,359    $19,682

Income (Loss) per Share                                ($0.19)     ($0.31)     ($0.57)     ($0.55)     $0.74
Weighted Average Number of Shares outstanding
   during each period (000's)                          13,094      12,818      12,860      13,080     13,189

The same data, presented in conformity with US GAAP, is shown on the next page.

                                                                 (in thousands of dollars (000's)
                                                         except for Per Share Data and Rates of Exchange)
                                                                         FISCAL YEAR ENDED
                                                     --------------------------------------------------------
                                                      7/31/07     7/31/06     7/31/05     7/31/04     7/31/03
                                                     --------    --------    --------    --------    --------
                                                        CA          CA          CA          CA          CA
Rates of exchange
   At period end -- US$                                 $1.07       $1.13       $1.22       $1.33       $1.40
   Average for the period                               $1.13       $1.15       $1.24       $1.34       $1.50

Results of Operations
   Revenue                                             $6,729      $5,477      $6,096      $5,349     $31,683
   Research and Development Costs                     ($2,215)    ($2,442)    ($3,272)    ($3,309)    ($3,311)
   Selling, General and Administrative Expenses       ($5,498)    ($5,419)    ($8,318)    ($7,605)   ($16,582)
   Amortization                                         ($201)      ($248)      ($277)      ($242)    ($1,077)
   Cost of Sales and Product Support                  ($1,667)    ($1,554)    ($1,754)    ($1,652)   ($12,510)
   Operating income (loss)                            ($2,852)    ($4,186)    ($7,525)    ($7,459)    ($1,797)

Other Income (expense)                                   ($72)        $61        $162        $329       ($167)

Equity and Gain on Sale of Subsidiaries                                                               $11,757

Net Income (Loss)                                     ($2,924)    ($4,125)    ($7,363)    ($7,130)     $9,793

Financial Position
   Working Capital                                    ($1,174)       $484      $4,205     $11,523     $19,133
   Total Assets                                        $2,357      $3,445      $7,935     $15,991     $24,026
   Total Liabilities                                   $3,550      $2,508      $3,100      $3,632      $4,344
   Shareholders' Equity                               ($1,193)       $937      $4,835     $12,359     $19,682

Income (Loss) per Share                                ($0.22)     ($0.32)     ($0.57)     ($0.55)      $0.74
Weighted Average Numbers of Shares
   outstanding during each period (000's)              13,094      12,818      12,860      13,080      13,189

Canadian Equivalent of U.S. $1.00

MONTH ENDED             HIGH       LOW
------------------    -------    -------
December 31, 2007      $1.020    $0.9805
November 30, 2007      $1.000    $0.9215
October 31, 2007      $0.9984    $0.9447
September 30, 2007    $1.0562    $0.9914
August 31, 2007       $1.0778    $1.0487
July 31, 2007         $1.0684    $1.0378

                  YEAR ENDED JULY 31
          -------------------------------------
           2007    2006    2005    2004    2003
          -----   -----   -----   -----   -----
Average   $1.13   $1.15   $1.24   $1.34   $1.50

On January 18, 2008, the exchange rate was CDN $1.0274 for U.S. $1.00.

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

RISKS ASSOCIATED WITH OUR FINANCIAL RESULTS

WE HAVE NOT BEEN PROFITABLE IN FOUR OUT OF OUR LAST FIVE FISCAL YEARS AND WE HAVE SOLD SOME LIQUID INVESTMENTS AND ASSETS TO FUND OUR OPERATIONS.

     Because we have not been profitable in four out of our last five fiscal years, we have had to fund our losses through a combination of sales of liquid investments and assets. We incurred losses of $7,129,930 for the fiscal year ended July 31, 2004, $7,363,054 for the fiscal year ended July 31, 2005, $3,926,921 for the fiscal year ended July 31, 2006 and $2,526,524 for the fiscal year end July 31, 2007. Although fiscal year 2003 was profitable, the profit was due to the gain from the sale of ClarityBlue, which amounted to $11,757,280. Had we not sold ClarityBlue, we would have shown a loss of $1,964,199. Although our expenses materially decreased as a result of the sale of ClarityBlue, so did our revenue base and additional efforts will have to be made to grow our sales force and build our marketing efforts to address the North American and European markets as well as other specific international markets in order to achieve future sales growth.

     We must, among other things, continue to develop market awareness and acceptance of our products, increase the scope of our operations, respond to competitive developments, continue to attract, retain and motivate qualified personnel, and continue to commercialize products incorporating advanced technologies.

     Our ability to achieve and maintain profitability and positive cash flow is dependant upon our success in locating sufficient customers who will purchase our products and use our services, and our capacity to generate sufficient revenues.

     If our revenue grows more slowly than anticipated or if our operating expenses are higher than expected, we may not be able to achieve, sustain or increase profitability, in which case our financial conditions will suffer. We cannot assure you that we will be successful in addressing these risks, and the failure to do so would have a material adverse effect on our business, operating results and financial condition.

WE NEED ADDITIONAL CAPITAL TO FUND OUR OPERATIONS

     We need to raise additional capital to fund our operating expenses. Our ability to obtain financing will depend, among other things, on the Corporation's development efforts, business plan, operating performance and the condition of the capital markets at the time we seek financing. There can be no assurance that additional financing will be available on favourable terms when required, or at all. In the event we raise additional funds through the issuance of equity, equity-linked or debt securities, those securities may have rights preferences or privileges senior to the rights of the Class A Common Shares, and our current shareholders may experience dilution of their ownership interest in SAND.

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

WE DEPEND ON KEY PERSONNEL.

     Our success depends to a significant degree upon the continued contributions of our key management, engineering, sales and marketing personnel, many of whom would be difficult to replace. During 2006, we suffered the loss of a key executive Jerome Shattner, our former Executive Vice President and director. We believe that our future success will depend in large part upon our ability to attract and retain highly skilled managerial, engineering, sales and marketing, and finance personnel. Competition for qualified personnel remains intense, and there can be no assurance that we will be successful in attracting and retaining such personnel. We have in the past experienced difficulties in hiring highly qualified sales and engineering personnel. The loss of the services of any of our other key personnel, the inability to attract or retain qualified personnel in the future or delays in either hiring required personnel or the rate at which new people become productive, particularly sales personnel and engineers, could have a material adverse effect on our business, operating results and financial condition.

OUR PRODUCT SALES CYCLE IS LENGTHY.

     The purchase of our products often requires significant, executive-level investment and system design decisions by our customers. Sales take a long time to conclude because we must provide a significant level of education about the use and benefits of our products. We believe that many companies are not yet fully aware of the benefits of enterprise-wide business intelligence solutions, nor have such companies yet deployed business intelligence solutions on an enterprise-wide basis. Accordingly, the sales cycle associated with the purchase of our SAND/DNA Analytics products and our SAND/DNA Access products is typically three to nine months in length. During this period, a potential sale is subject to a number of significant risks over which we have little or no control, including customers' budgeting constraints and internal acceptance review procedures including, in some instances, approval by the board of directors of the customer. Based in part upon, among other things, our lengthy sales cycle, the timing of sales is difficult to predict and our earnings and operating results could vary significantly from quarter to quarter during our current fiscal year. As a result of the long sales cycle, it may take us a substantial amount of time to generate revenue from our sales effort.

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

WE OPERATE IN A HIGHLY COMPETITIVE MARKET.

     We compete in the highly competitive computer software industry as a result of bringing our SAND/DNA Analytics products, SAND/DNA Access and more recently our SAND/DNA for SAP BI products to market. The market in which we operate is still developing and is intensively competitive, highly fragmented, and characterized by rapidly changing technology and evolving standards. Our current and potential competitors offer a variety of solutions and generally fall within several categories:

- vendors that offer data warehouse appliances which operate specifically with their proprietary platform such as Netezza, NCR Teradata and DATAllegro;

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

     We compete primarily on the basis of product features, lower Total Cost of Ownership (TCO), Return on Investment (ROI), time to market, ease of use, product performance, product quality, user scalability, open architecture, customer support and price. While we believe we presently compete favourably with respect to each of these factors, some potential customers may be reluctant to work with us due to our stock price or our current overall financial situation.

     We cannot assure you that we will be able to compete successfully against current and future competitors, and the failure to do so could have a material adverse effect on our business, operating results and financial condition.

AS WE EXPAND BEYOND NORTH AMERICA, WE ARE EXPOSED TO CERTAIN RISKS INHERENT IN DOING BUSINESS ON AN INTERNATIONAL LEVEL.

     Revenues earned outside North America are expected to remain significant in the future. Sales to customers outside of North America, including sales generated by our U.K. subsidiary, represented 52%, 70% and 71% of our total revenue for fiscal 2005, 2006 and 2007 respectively. We have sales offices in the United Kingdom and Germany.

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

IF WE DO NOT HAVE SUFFICIENT CAPITAL TO FUND OUR OPERATIONS, WE MAY BE FORCED TO DISCONTINUE PRODUCT DEVELOPMENT, REDUCE OUR SALES AND MARKETING EFFORTS OR EVEN GO OUT OF BUSINESS.

     In order to help ensure that we would have sufficient capital to take advantage of our core business opportunities, we have taken significant actions to reduce our operating expenses. However, most of our operating expenses, such as employee compensation and lease payments for facilities and equipment, are relatively stable, and these expense levels are based in part on our expectations regarding future revenues. As a result, any sustained shortfall in our revenues relative to our expectations would negatively impact our financial results. We then may not have sufficient capital to fund our operations.

     Such outcome could adversely impact our ability to respond to competitive pressures or could prevent us from conducting all or a portion of our planned operations. We may need to undertake additional measures to reduce our operating expenses in the future.

     Our consolidated financial statements have been prepared on the basis of the going concern assumption, meaning that it is assumed that we will be able to realize our assets and discharge our liabilities in the normal course of operations.

     In light of operating losses suffered in the current and past years, our ability to realize our assets and discharge our liabilities depends on the continued financial support of our shareholders and creditors and our ability to obtain additional financing. We will continue to search for additional sources of debt and equity financing, but additional financing may not be available on acceptable terms, if at all. If we issue additional equity securities to raise funds, the ownership percentage of existing shareholders will be reduced. If we incur debt, the debt will rank senior to our common shares, we will incur debt service costs and we will likely have to enter into agreements that will restrict our operations in some respects and our ability to declare dividends to the holders of our common shares.

     As indicated in Note 1 to our Consolidated Financial Statements, there can be no assurance that our activities will be successful and as a result there is doubt regarding the "going concern" assumption. The Consolidated Financial Statements do not reflect adjustments that would be necessary if the "going concern" assumption was not appropriate. Adjustments to the carrying values of the assets and liabilities, reported expenses and balance sheet classifications, which could be material, may be necessary.

RISKS WHICH MAY AFFECT THE VALUE OF OUR CLASS A COMMON SHARES

SHARES ELIGIBLE FOR FUTURE SALE.

     Sales of a substantial number of our Class A common shares in the public market could adversely affect the market price for our Class A common shares.

     We are authorized to issue an unlimited number of Class A common shares, of which 14,318,189 shares are outstanding as of January 18, 2008, and we have reserved an additional 937,000 Class A common shares for future issuance. We have granted rights to purchase 1,144,000 Class A common shares to directors, officers, employees and consultants upon the exercise of options at prices ranging from US$0.69 to US$6.28 per share. In addition, we have reserved another 652,500 Class A Common Shares for future issuance at an exercise price of $0.001 per share. The issuance of these authorized or reserved shares could substantially dilute the equity interest of our existing shareholders and could result in a significant decrease to the market price of our Class A Common Shares.

THE PRICE OF OUR CLASS A COMMON SHARES ON THE OTC BULLETIN BOARD IS LIKELY TO BE VOLATILE.

     Our Class A common shares are currently listed on the OTC Bulletin Board ("OTCBB") under the symbol SNDTF.OB. Our share price, which has ranged from a low of US$0.31 to a high of US$0.65 during the past twelve months, could continue to be subject to wide fluctuations. The volume of trading in our Class A common shares on the OTCBB has not been substantial. As a result, even small dispositions or acquisitions of our Class A common shares in the public market could cause the market price to fall or increase substantially. Our share price could also be subject to wide fluctuations in response to broad market and industry factors, actual or anticipated variations in quarterly operating results, volatile economic conditions, new products offered by us or our competitors, changes in financial estimates by securities analysts and other events or factors that may be beyond our control.

EXISTING STOCKHOLDERS WILL CONTINUE TO EXERCISE EFFECTIVE CONTROL OVER US

     Our senior management and directors, together with entities affiliated with those individuals, beneficially own approximately 34.5% of our Class A common shares. Arthur G. Ritchie, our Chairman of the Board, President and Chief Executive Officer and a director of SAND, beneficially owns approximately 25.1% of SAND's Class A common shares. The Estate of Jerome Shattner (Jerome Shattner was Executive Vice President of the Company), beneficially owns 7.3% of our Class A common shares, while George Wicker, a director of SAND, beneficially owns 1.9% of our Class A common shares. Other senior management or directors own approximately 0.2% of our Class A common shares. These shareholders may, as a practical matter, continue to be able to control the election of a majority of the directors of SAND and the determination of many corporate actions. This concentration of ownership could have the effect of delaying or preventing a change in control of SAND.

OUR ABILITY TO ISSUE CLASS B SHARES COULD MAKE IT MORE DIFFICULT FOR A THIRD PARTY TO ACQUIRE US TO THE DETRIMENT OF HOLDERS OF CLASS A COMMON SHARES.

     Our articles of incorporation provide for an unlimited number of Class B shares which, if ever they are issued, may make it difficult for a third party to acquire control of us, even if a change in control would be beneficial to our shareholders. Our board has the authority to attach special rights, including voting or dividend rights, to the Class B shares. However, the voting rights of a Class B share cannot exceed those of a Class A common share. Class B shareholders who possess these rights could make it more difficult for a third party to acquire our company. There are no Class B shares issued and outstanding as of January 29, 2008.

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

     We then fully shifted our focus to the design, development, marketing and support of software products that enable users to retrieve usable business information from large amounts of data and to providing specialized systems integration services related to those products. Our software products, collectively known as the SAND/DNA Product Suite, are designed to provide an efficient and cost-effective way for business users to make fast easy inquiries of large databases without the intervention of Information Technology professionals, and to store that data with orders of magnitude greater and more efficiently than what is generally possible using more traditional database products. The SAND/DNA Analytics product, which incorporates SAND's patent-protected Nucleus database engine and other Nucleus derived products, facilitates the use of data mining, query, reporting and other classes of on-line analytical applications, thereby enabling more effective management of customer relationships, supply chains and other critical business processes. Our products permit more timely and accurate decisions across the extended enterprise, making "business intelligence" a key component of operational excellence. Customers in Europe and North America now use SAND's solutions for both analytical and operational purposes, including, amongst others, market segmentation CRM analytics, Web analytics, Business Performance Management and strategic planning. The addition in late 2004 of the SAND/DNA Access product to our portfolio, itself incorporating a number of patents, enhances our ability to deliver in these areas and adds capability in the efficient storage and retrieval of large amounts of historic data, facilitating regulatory and compliance applications.

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

     ClarityBlue was sold on July 31, 2003 to a group of investors which included members of the senior management of ClarityBlue.

     SAND now focuses its resources around the SAND/DNA Analytics products and the SAND/DNA Access products.

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

Products and Services

     We have developed a unique data storage and manipulation architecture now known as the SAND/DNA platform, which allows user-driven queries on large amounts of data to be performed efficiently and cost-effectively. This patented breakthrough in the storage and integration of data, and in the speed and flexibility at which data can be analyzed by business users, represents the "next step" in the drive to empower managers across an organization by providing them with the data they need when they need it and in the manner they need it to perform business operations more effectively at a lower cost.

     Our SAND/DNA Analytics Product Suite, based on our patented tokenized database engine, can best be viewed as an enterprise platform technology that enables organizations to maximize the business value of corporate information by supporting better business decisions through intuitive interactive data access and keeping more data available for analysis. The SAND/DNA Analytics Product Suite or the Nucleus products upon which they are based, are already being used to provide fast measurable business benefits in the retail, finance, healthcare, transportation, telecommunication, manufacturing, government and insurance sectors. These customers, often at the recommendation of systems integrators or platform partners, are using our products in support of strategic corporate initiatives including e-business, customer relationship management, reporting, supply chain management, risk analysis and management, product trend and profitability analysis, fraud detection, emerging markets, information lifecycle management, competitive analysis and quality control. Increasingly as organizations shift the competitive landscape from operations to intelligence, these information intensive decisions are not stand-alone, but a core part of an integrated information management infrastructure.

     Our SAND/DNA Analytics Product Suite incorporates a number of advanced technologies. Its development has already required and will continue to require substantial investment in research and development. For example, during fiscal 2002, important advancements were made in the ability to quickly and efficiently load even larger volumes of data into the SAND/DNA Analytics Product Suite and in the ability of the SAND/DNA Analytics Product Suite to support an even wider variety of applications by more efficient interfacing with industry-standard applications and data extraction tools.

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

     Version 5 of SAND/DNA Analytics was brought into production in 2007. SAND/DNA Analytics data repository does not require indexing or specialized schemas. All the data, down to the most detailed level, is available for querying immediately after it is loaded, permitting quick and easy access by business users employing industry-standard Business

Intelligence tools or methods. SAND/DNA Access is the lead product in our sales opportunities and customer interest.

     During 2007, SAND introduced several additional product components based on the SAND/DNA Product Suite:

  - SAND/DNA Compress provides data compression for organizations who need to reduce the storage footprint for their data. It can be easily upgraded to SAND/DNA Enhance to restructure and enrich the data for analytic use, or to the full SAND/DNA Access product to allow direct querying of compressed data without the need to decompress it first.

  - SAND/DNA Enhance uses column-based data architecture and compression technology. SAND/DNA Enhance restructures (denormalizes) and stores massive volumes of log data so that it is easily usable for analysis, while enriching it with appropriate information for maximum analytic power.

  - SAND/DNA Advise allows users to search for information about products or services using an unlimited number of search criteria.

     Sales of the Company's products and services are not subject to seasonal variations.

     Other than government regulations of general application, no government body has specific authority to regulate the business of the Company.

Marketing and Sales

     Our corporate headquarters are located in Montreal, Canada, where we also have development and sales resources. We have offices in Kenilworth, New Jersey and San Mateo and Pasadena, California, through Sand Technology Corporation to provide for the development, sales, marketing and distribution of the SAND/DNA Product Suite in the United States.

     Our offices in the United Kingdom are located in Camberley, southwest of London. We have an office in Hamburg, Germany, through Sand Technology Deutschland GmbH.

     Sales to customers outside North America, including sales generated by our U.K. subsidiary, represented 52%, 70% and 71% of our total revenue for fiscal 2005, 2006 and 2007, respectively.

     We have alliances or commercial relationships with, among others, SAP, IBM, Sun Microsystems, Total Tec, Accenture, Cap Gemini, HP, Inforte, Posetiv, Open Text, Atos Origin, Oracle, DunnHumby, and FreeSat (formerly TopEnd Solutions). The United States General Services Administration (GSA) has officially approved the addition of the SAND Analytic Server and the SAND Searchable Archive to a GSA Supply Schedule. In addition, we now have marketing, sales and technical arrangements in place with a number of recognized systems integration partners who have trained personnel in the marketing and deployment of our products.

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

Competition

     We compete in the highly competitive computer software industry as a result of bringing our SAND/DNA Analytics products, SAND/DNA Access and more recently our SAND/DNA for SAP BI products to market. The market in which we operate is still developing and is intensively competitive, highly fragmented, and characterized by rapidly changing technology and evolving standards. Our current and potential competitors offer a variety of solutions and generally fall within several categories.

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

     We compete primarily on the basis of product features, lower Total Cost of Ownership, Return on Investment, time to market, ease of use, product performance, product quality, user scalability, open architecture, customer support and price. While we believe we presently compete favourably with respect to each of these factors, some potential customers may be reluctant to work with us due to our stock price or our current overall financial situation.

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

C. ORGANIZATIONAL STRUCTURE

     The Company owns and controls the following active subsidiaries and Sand Technology Ireland Limited owns 100% of the voting securities of Sand Technology Deutschland GmbH, an entity existing under the laws of Germany, and of Sand Technology Limited, a company existing under the laws of England:

                                    JURISDICTION     PERCENTAGE OF VOTING
           SUBSIDIARY             OF INCORPORATION     SECURITIES HELD
-------------------------------   ----------------   --------------------
Sand Technology Corporation           Delaware               100%

STSI Licensing, LLC                  New Jersey              100%
Sand Technology Ireland Limited       Ireland                100%

D. PROPERTY, PLANT AND EQUIPMENT

     As at July 31, 2007, we leased a total of approximately 14,073 square feet of office space in 3 cities across North America, approximately 90 square feet in the United Kingdom and 828 square feet in Germany. The weighted average annualized cost per square foot of the space occupied is $25.22 including real estate taxes and operating expenses. No lease extends beyond March 31, 2011.

ITEM 4 A. UNRESOLVED STAFF COMMENTS

     Not applicable.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A. OPERATING RESULTS

     The following discussion should be read in conjunction with the consolidated financial statements beginning at page F-1, the "Cautionary Statement Regarding Forward-Looking Statements" above and the "Risk Factors" described in Item 3 above.

CRITICAL ACCOUNTING POLICIES

     We periodically review our financial reporting and disclosure practices and accounting policies to ensure that our financial reporting and disclosure system provides accurate and transparent information relative to the current economic and business environment. As part of the process, we have reviewed our selection, application and communication of critical accounting policies and financial disclosures. We note that we have determined that our critical accounting policies relating to our core ongoing business activities are primarily those that relate to revenue recognition. Other significant accounting policies are described in Note 2 to our Consolidated Financial Statements. Recent and future accounting pronouncements are described and discussed in Notes 2 and 14 of our Consolidated Financial Statements.

REVENUE RECOGNITION

SOURCES OF REVENUE

     In the fiscal year ended July 31, 2007, our revenue was primarily derived from the licensing of our products, the provision of related services, including installation, training and maintenance support. We recognize revenue from our license agreements when all the following conditions are met:

-    We have an executed license agreement with the customer;

-    We have delivered the software product to the customer;

- The amount of the fees to be paid by the customer is fixed and determinable; and

-    Collection of these fees is deemed probable.

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

PRODUCT REVENUE

     Currently, product revenue consists of the following:

     - Fixed License Fee - one-time license fee in exchange for a license with a perpetual term or a time-limited term or for a fixed number of copies. We typically recognize the license fees in the period during which the contract is executed and delivered, provided that we have vendor-specific objective evidence of fair value and all revenue recognition criteria are met.

     - Reseller Arrangements - the reseller generally pays a non-refundable licensing fee for our software. We recognize revenue associated with a non-refundable license fee when we have met our revenue recognition criteria.

     During fiscal 2007, there were no revenues for solution sales as opposed to the software and services models. For all contracts we make a determination as to whether the service element is essential to the functionality of the other elements of the arrangement. We also make a determination, including the contractual commitment to refund or pay penalties, related to the successful delivery under each agreement. Where the service element is essential or where the arrangement involves significant customization or modification of the software, recognition of revenue is based on using the percentage of completion method based on inputs or on outputs as dictated by the specific contracts. For those contracts, there will likely be an increase in the time between when the contract is signed and when we record the revenue.

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

RESULTS OF OPERATIONS

FISCAL 2007 COMPARED WITH FISCAL 2006

Revenue

     Our sales in fiscal 2007 were $6,728,540, an increase of 23% from sales of $5,477,485 in fiscal 2006.

     Our sales in fiscal 2007 in North America were $1,941,034, an increase of 19% from sales of $1,634,977 in fiscal 2006. In Europe, sales in fiscal 2007 were $4,787,506, an increase of 25% from sales of $3,842,508 in fiscal 2006.

     The increase in our revenues for fiscal 2007 is associated primarily with a growing acceptance of our products as well as license upgrades from our existing customer base.

Selling, General and Administrative Expenses

     Selling, general and administrative expenses include salaries, commissions and other personnel-related costs, the impact of foreign exchange gains and losses, travel expenses, advertising programs and other promotional activities associated with the selling and marketing of our products. Selling, general and administrative expenses decreased by 2% to $5,100,057 for the fiscal year ended July 31, 2007 from $5,220,443 for the fiscal year ended July 31, 2006. During fiscal 2008, we anticipate that selling, general and administrative expenses will decline as a percentage of revenues.

Research and Development Expenses

     Research and development expenses consist primarily of salaries and other personnel-related costs of technical and engineering personnel associated with our research and product development activities, including the enhancement and localization of existing products, quality assurance, and testing. Research and development expenses decreased by 9% to $2,215,146 for the fiscal year ended July 31, 2007 compared to $2,441,950 for the fiscal year ended July 31, 2006. This level of expenditures also reflects the current stage of development of the SAND/DNA Analytics products and the SAND/DNA Access products. We believe that significant investment for research and development is important to maintain product and technical leadership and expect that we will continue to commit significant resources to research and development in the future. For fiscal 2008, we expect that research and development expenditures will remain constant in absolute dollars.

Cost of Sales

     Cost of sales consists primarily of the costs related to the sale of third-party software, including certain license fees and royalties, and costs related to providing support services. Cost of sales increased by 7% to $1,666,331 for the fiscal year ended July 31, 2007 from $1,554,313 for the fiscal year ended July 31, 2006. This increase, which reflects the increase in revenue, is primarily due to costs associated with software licenses and salaries and other personnel-related expenses incurred in providing support and maintenance services. Cost of sales may vary due to the mix of services provided by SAND's personnel relative to those provided by outside consultants and to varying levels of expenditures necessary to build the service sector.

Operations

     Losses from operations were lower for the fiscal year ended July 31, 2007, reaching an amount of $2,454,268 as compared to a loss of $3,987,676 for the fiscal year ended July 31, 2006. The Corporation continues to incur expenditures in improving the SAND/DNA Product Suite, and bringing our SAND/DNA Access products to market and in establishing the infrastructure associated with our direct sales force in different industry segments. Once profitability is reached, we will start reinvesting in commercial activities to a level that will favour growth in revenues and profitability. Any sustained shortfall in our revenues relative to our expectations would negatively impact our operating results. Future operating results will depend on many factors, including the demand for our products, the level of product and price competition, our success in selling our products, namely the SAND/DNA Analytics products and the SAND/DNA Access products, and establishing our direct sales force and distribution channels, the state of the market for our products and general economic conditions.

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

Operations

     Losses from operations were lower for the fiscal year ended July 31, 2006, reaching an amount of $3,987,676 as compared to a loss of $7,525,314 for the fiscal year ended July 31, 2005. These results reflected the transitional nature of the business and distribution model of SAND. At the end of fiscal 2005, we took measures to reduce our overall cost base to enable us to lower the level at which we will be profitable. Also, the Company incurred expenditures in improving the SAND/DNA Analytics products, and bringing our SAND/DNA Access products to market and in establishing the infrastructure associated with our direct sales force in different industry segments.

B. LIQUIDITY AND CAPITAL RESOURCES

     Cash and investments at July 31, 2007 were $330,711 compared with $1,412,548 at July 31, 2006. The decrease is mainly due to operating activities which used cash in an amount of $2,008,248. Investing activities used cash in an amount of $40,730 while financing activities compensated, in part, for the cash usage by providing $967,141 as a result mainly of an issuance of additional Class A Common Shares and borrowing from a significant shareholder. During fiscal 2008, we will be seeking additional financing in order to successfully execute our business plan and fund our operations. With adequate additional financing in place, we estimate that we will have sufficient internal resources available to fund our expected working capital requirements through fiscal
2008. There can be no assurance that additional financing will be available on favourable terms when required, or at all.

     We are not subject to material market risk exposures, except for risks related to interest rate fluctuations and foreign currency exchange rates.

     We have not used derivative financial instruments. We do not make use of a bank line of credit and do not have any long-term debt.

     Our international sales are generally denominated and collected in foreign currencies. We have not historically undertaken foreign exchange hedging transactions to cover the potential foreign currency exposure. In fiscal 2007, we incurred a loss on foreign currency translations from our foreign subsidiaries in an amount of $20,667.

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

     Research and development expenses consist primarily of salaries and other personnel-related costs of technical and engineering personnel associated with our research and product development activities, including the enhancement and localization of existing products, quality assurance, and testing. Research and development expenses decreased by 9% to $2,215,146 for the fiscal year ended July 31, 2007 compared to $2,441,950 for the fiscal year ended July 31, 2006 and decreased by 25% for the fiscal year ended July 31, 2006 compared to $3,272,102 for the fiscal year ended July 31, 2005. The level of expenditures reflects the current stage of development of the SAND/DNA Analytics products and the SAND/DNA Access products. We believe that significant investment for research and development is essential to maintain product and technical leadership and expect that we will continue to commit substantial resources to research and development in the future. For fiscal 2008, we expect that research and development expenditures will remain constant in absolute dollars.

D. TREND INFORMATION

     At the end of the 2002 fiscal year and during the 2003 fiscal year, we further consolidated the systems integration portion of our business, which had been growing in importance over fiscal 2002. In order to actively pursue major systems integration assignments in parallel with developing marketing relationships with other major systems integrators whereby they would employ the SAND Analytic Server (now known as the SAND/DNA Analytics product) in their initiatives, and to do so in a manner that was not seen by potential systems integration partners as direct competition, we rebranded our own systems integration division under the operating name ClarityBlue. ClarityBlue concentrated on developing a strong competitive practice and associated intellectual property base on assignments utilizing the SAND Analytic Server (now known as the SAND/DNA Analytics product). The product division, operating as Sand Technology, continued to develop and market the SAND Analytic Server (now known as the SAND/DNA Analytics product) and other Nucleus derived products directly and through distribution undertakings. Thus, during fiscal 2003, revenues included solution sales in addition to software and solution models.

     We sold ClarityBlue on July 31, 2003 to a group of investors which included members of senior management of ClarityBlue. SAND was then able to focus its resources around the SAND/DNA Analytics products and the SAND/DNA Access products set while considerably reducing its operational run-rate.

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

F. TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

     The Company is committed under operating leases for a total amount of approximately $1,090,005. The minimum payments due in each of the following years are as follows:

                                            $

                            2008         407,498
                            2009         275,317
                            2010         244,314
                            2011         162,876

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. DIRECTORS AND SENIOR MANAGEMENT

     The following table sets forth information as of January 18, 2008 concerning the directors and senior management of the Company:

                                                                          CLASS A COMMON SHARES
                                                                           BENEFICIALLY OWNED OR
                                                                           OVER WHICH CONTROL OR   % CLASS A COMMON SHARES OWNED,
       NAME                PRINCIPAL OCCUPATION          DIRECTOR SINCE   DIRECTION IS EXERCISED        CONTROLLED OR DIRECTED
--------------------  --------------------------------   --------------   ----------------------   ------------------------------
Arthur G. Ritchie     Director, Chairman of the Board,        1983               3,598,388                     25.1%
Westmount, Quebec     President and Chief Executive
Canada                Officer of Sand

Wayne Musselman       Accountant and Business                 2007                      --                        *
Toronto, Ontario      Consultant
Canada

                                                                          CLASS A COMMON SHARES
                                                                           BENEFICIALLY OWNED OR
                                                                           OVER WHICH CONTROL OR   % CLASS A COMMON SHARES OWNED,
       NAME                PRINCIPAL OCCUPATION          DIRECTOR SINCE   DIRECTION IS EXERCISED        CONTROLLED OR DIRECTED
--------------------  --------------------------------   --------------   ----------------------   ------------------------------
Douglas S. Pryde      Director, Barrister and                 2001                      --                       *
Town of Mount Royal,  Solicitor
Quebec, Canada

Martin Shindler       Director, Accountant and                1987                   5,950                       *
Sarasota, Florida     Business Consultant
U.S.A.

George Wicker         Director, Attorney and Business         1996                 274,950                      1.9%
Palm Beach Gardens,   Consultant
Florida U.S.A.

Gilles Therrien       Vice-President, Finance and             ---                    1,000                       *
Saint Lambert,        Administration and Chief
Quebec, Canada        Financial Officer, Sand

Michael McCool        Chief Scientist for Nucleus, Sand       ---                   -                            *
Pasadena,
California, U.S.A.

Georges Dube          Corporate Secretary, Sand               ---                   19,000                       *
Westmount, Quebec,
Canada

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

     Wayne Musselman, BCom (Hon), FCA, retired as a partner of Deloitte & Touche LLP in 2004 after a career of nearly thirty years during which he served clients in the banking, securities, international trade and distribution industries. He directed the Japanese Service Group of Deloitte's Global Japanese Services

Group. He is currently a director of the Deloitte Retired Partner Council and of Faith Life Financial.

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

B. COMPENSATION

     For the fiscal year ended July 31, 2007, the aggregate cash remuneration including salaries and bonuses earned by four (4) executive officers for services rendered in all capacities to the Company and its subsidiaries during all or part of the fiscal year as applicable, was $535,814.

     At the end of fiscal year 2006, among the four (4) executive officers, Michael McCool held options to purchase 160,000 Class A common shares at an exercise price of US$0.69 per share which were granted on July 8, 1996 and expire on July 7, 2016 and Gilles Therrien held options to purchase 20,000 Class A common shares at an exercise price of US$1.00 per share which were granted on January 6, 2003 and expire on January 5, 2023. No options were exercised by either individual during fiscal year 2007 nor during the period August 1, 2007 to January 18, 2008.

     During the fiscal year 2007, each director, other than those directors who are salaried or otherwise compensated officers of SAND, is paid a basic annual retainer of $15,000 for serving as a director. The Chairman of the Audit Committee is paid an additional amount of $5,000 per year.

     The aggregate value of other compensation did not exceed the lesser of $10,000 times the number of executive officers or ten percent (10%) of the cash compensation paid to such executive officers.

     No amounts have been set aside or accrued by the Company or its subsidiaries to provide pension, retirement or similar benefits to its directors or executive officers.

     The directors and officers of SAND, and their associates, were not indebted to SAND or to any of its subsidiaries at any time since the beginning of the last completed fiscal year of SAND.

Employment Agreement

     Arthur G. Ritchie, Chairman of the Board, President and Chief Executive Officer and a Director of SAND, entered into an employment agreement ("the Agreement") with SAND upon the expiry of his previous employment agreement on December 31, 1993. The Agreement, effective January 1, 1994 was for an initial term of five (5) years and is automatically extended for additional periods of twelve (12) months each unless SAND or Mr. Ritchie shall have given the other a notice of termination of the Agreement not less than three (3) months prior to the end of its term. The Agreement provides that Mr. Ritchie shall be paid an annual base salary, such bonuses as may from time to time be payable pursuant to any bonus program which is offered to senior officers or as may from time to time be payable at the discretion of the Board of Directors and a fee of one percent (1%) of the gross revenues resulting from the licensing, sale or other disposition of the Nucleus Data Base System for so long as the System is delivered as a stand-alone product of the Company. Mr. Ritchie was paid a base salary of $150,000, $150,000 and $218,153 during each of the fiscal years ended July 31, 2007, 2006 and 2005 respectively and the Board of Directors approved the payment of a cash bonus of $395,973 to Mr. Ritchie for the fiscal year ended July 31, 2003, of which $252,000 was paid during fiscal 2006. Mr. Ritchie does not hold any outstanding stock options, which have not been exercised under the 1996 Stock Incentive Plan or the 1996 Stock Option Plan of the Company. No payments have been made to date relative to the licensing, sale or other dispositions of the Nucleus Data Base Systems. In the event the employment of Mr. Ritchie (i) is terminated by SAND for any reason other than for Cause (as defined in the Agreement) or death or (ii) is terminated by Mr. Ritchie for Good Reason (as defined in the Agreement), Mr. Ritchie will be entitled to receive, among other things, a lump sum payment equivalent to two (2) times the sum of his then current annual base salary and the amount of the bonuses received by him in the immediate past year and Mr. Ritchie shall continue for a period of two (2) years to participate in all benefit plans and programs of SAND to the extent such participation is possible, and, if such continued participation is barred, to receive amounts equal to the out-of-pocket costs of participation in plans and programs providing substantially similar benefits. On January 1, 2008, the employment of Mr. Ritchie was automatically extended to January 1, 2009 on terms similar to those in the Agreement.

Employee Compensation Plan

     The Company compensates its officers on an annual salary basis. The Company has an informal employee compensation plan, which also applies to management, pursuant to which, if employees fulfil stated goals with respect to sales revenue, new account penetration, profit contribution and other criteria, their incomes will increase proportionately above the guaranteed base until the specified target income is earned or exceeded. The informal employee compensation plan is not based upon a mathematical formula in the case of management, but is rather subject to individual negotiation.

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

     On November 21, 2005, the Board of Directors approved an amendment to the 1996 Stock Incentive Plan to extend the life of the 1996 Stock Incentive Plan for an additional period of ten (10) years. This amendment was confirmed, approved and ratified by the shareholders of the Corporation at the Annual and Special Meeting of the Shareholders held on December 15, 2005. On October 3, 2006, the Board of Directors provided for the amendment of each Stock Incentive Agreement between an Optionee and the Corporation so that all options which were outstanding under the Incentive Plan on July 7, 2006 be exercisable during an additional period of ten (10) years from July 7, 2006 with immediate vesting for all those outstanding options which had vested on or prior to July 7, 2006.

     Going forward, the Incentive Plan will be administered by the Governance, Nomination, Human Resources and Compensation Committee of the Board of Directors each of whose members is a "disinterested person" as defined under the UNITED STATES SECURITIES AND EXCHANGE ACT OF 1934 and an "outside director" as defined in the UNITED STATES INTERNAL REVENUE CODE. The Incentive Plan permits the granting of incentive stock options on terms designed to gain certain advantages under United States Federal income tax law. During fiscal year 2007, the duties of the Governance, Nomination, Human Resources and Compensation Committee were performed by the Board of Directors.

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

     As at January 18, 2008, 332,500 options had been granted and remained outstanding under the Incentive Plan and 743,500 options remained available for grant.

     During the fiscal year ended July 31, 2007, we granted options to purchase an aggregate of 117,500 Common Shares to six (6) employees at an exercise price of US$1.00 per share which was not less than the closing price of the Common Shares on the OTC Bulletin Board on the trading day prior to each grant. 125,000 options were cancelled. No options were exercised.

     During the period August 1, 2007 to January 18, 2008, no options were granted, 227,000 were cancelled and no options were exercised.

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

     On November 21, 2005, the Board of Directors approved an amendment to the 1996 Stock Option Plan to extend the life of the 1996 Stock Option Plan and of the options granted and outstanding under the Stock option Plan for an additional period of ten (10) years. This amendment was confirmed, approved and ratified by the shareholders of the Corporation at the Annual and Special Meeting of the Shareholders held on December 15, 2005. On October 3, 2006, the Board of Directors provided for the amendment of each Stock Option Agreement between an Optionee and the Corporation so that the options granted and which were outstanding under the Option Plan on July 7, 2006 be exercisable during an additional period of ten (10) years from their original date of grant with immediate vesting for all those outstanding options which had vested on or prior to July 7, 2006.

     Going forward, the Option Plan will be administered by the Governance, Nomination, Human Resources and Compensation Committee. During fiscal year 2007, the duties of the Governance, Nomination, Human Resources and Compensation Committee were performed by the Board of Directors.

     The term and number of Common Shares covered by each option, as well as the permitted frequency of exercise of such options, are determined by the Committee at the time the options are granted to the recipients. The number of Common Shares which may be subject to option in favour of a single recipient may not exceed 5% of the outstanding Common Shares of the Corporation. The exercise price of each option for Common Shares is not less than the price of the Common Shares as determined by the Board of Directors within the extent permitted by the applicable regulatory provisions. Options granted under the Option Plan may not be assigned or pledged. No financial assistance is available to recipients in connection with the exercise of an option. Options which expire or are terminated or surrendered or unexercised are thereafter available for the granting of other options. The Corporation may terminate the Option Plan at any time subject to vested rights.

     As at January 18, 2008, 604,500 options had been granted and remained outstanding under the Option Plan and 119,500 options remained available for grant.

     During the fiscal year ended July 31, 2007, we granted options to purchase an aggregate of 170,000 Common Shares to nineteen (19) employees at an exercise price of US$1.00 per share which was not less than the closing prices of the Common Shares on the OTC Bulletin Board on the trading day prior to each grant. 35,000 options were cancelled. No options were exercised.

     During the period August 1, 2007 to January 18, 2008, no options were granted, 5,000 options were cancelled and no options were exercised.

SHARE AWARD PLAN

     On November 2, 2006, the Board of Directors of SAND established a Share Award Plan pursuant to which up to 1,000,000 Common Shares of the Corporation shall be issuable under the Share Award Program through direct and immediate issuances without any intervening option grants. Each such share issuance shall be evidenced by a Share Award Agreement that complies with the terms and conditions of the Share Award Plan, and which states the number of Common Shares being awarded, the restrictions imposed on the shares awarded under such Share Award Agreement and such other representations, agreements, terms or conditions as may be required or desirable by the Board of Directors of the Corporation. The Award Recipient shall obtain the rights and obligations of a shareholder of the Corporation with respect to the Common Shares of the Corporation awarded under the Share Award Agreement only upon vesting of the Award.

     On August 28, 2007, the Board of Directors of the Corporation authorized the award of up to 665,000 Common Shares. Since then, the Corporation has awarded 652,500 Common Shares including grants which are dependant on the Award Recipients achieving certain defined objectives. Of the 652,500 Common Shares, a Named Executive Officer, namely Gilles Therrien, could receive up to 40,000 Common Shares and 41 employees could receive the balance of 612,500 Common Shares. Vested Common Shares shall be acquired by the Award Recipient upon payment of $0.001 per Common Share by the Award Recipient to the Corporation in the event the Award Recipient is in the employ of the Corporation on the vesting date of September 30, 2010 or upon a change in control of the Corporation.

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

     During fiscal 2007, the Board of Directors held thirteen (13) meetings.

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

AUDIT COMMITTEE

     Messrs. Musselman, Pryde and Shindler, all of whom are non-management and unrelated directors, currently comprise the Audit Committee. Mr. Musselman is Chairman of the Audit Committee. Messrs. Musselman, Pryde and Shindler satisfy the current requirements of the Financial Industry Regulatory Authority relating to the independence and the qualification of the members of the Audit Committee.

     The Audit Committee reviewed its Charter and adopted on June 14, 2005 an amended and restated Charter that details its mandate.

     During fiscal 2007, the Audit Committee held four (4) meetings.

     The Audit Committee assists the Board in its oversight functions as they relate to the accounting, financial reporting, auditing, risk management and internal controls of the Company. The Audit Committee has the following duties and responsibilities: (a) reviewing the audited financial statements of the Company and recommending whether such statements should be approved by the Board; (b) reviewing and approving the unaudited interim financial statements of the Company; (c) recommending to the Board the firm of independent auditors to be nominated for appointment by shareholders at each annual general meeting of the Company and, where necessary, the removal of the independent auditors of the Company; (d) reviewing the scope and adequacy of audits to be conducted by the independent auditors of the Company; (e) adopting and annually reassessing formal terms of reference for the independent auditors of the Company; (f) monitoring and evaluating the independence and performance of the independent auditors of the Company; (g) pre-approving all non-audit services to be provided to the Company by its independent auditors prior to the commencement of such services; (h) reviewing all post-audit management letters containing the recommendations of the independent auditors of the Company and the response or follow-up thereto from management; (i) reviewing and monitoring the integrity, adequacy and timeliness of the financial reporting and disclosure practices of the Company; (j) reviewing and, if deemed advisable, approving all related party transactions as defined in the governing legislation of the Company; (k) monitoring the compliance of the Company with legal and regulatory requirements related to financial reporting and disclosure; (l) monitoring and evaluating the adequacy of the internal accounting and audit procedures of the Company; (m) reviewing and ensuring the acceptability of the accounting principles of the Company; (n) identifying the principal financial risks of the Company; (o) overseeing reporting on internal controls of management and ensuring that management has designed and implemented an effective system of internal controls; (p) annually reviewing and reassessing the adequacy of the duties and responsibilities of the Audit Committee; and (q) any other matters that the Audit Committee feels are important to its mandate or that the Board chooses to delegate to it.

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

GOVERNANCE, NOMINATION, HUMAN RESOURCES AND COMPENSATION COMMITTEE

     Messrs. Musselman, Pryde and Wicker, all of whom are non-management and unrelated directors, currently comprise the Governance, Nomination, Human Resources and Compensation Committee. Messrs. Musselman, Pryde and Wicker satisfy the current requirements of the Financial Industry Regulatory Authority relating to independence.

     The Governance, Nomination, Human Resources and Compensation Committee is governed by a formal Charter that details its mandate.

     The Governance, Nomination, Human Resources and Compensation Committee has the following duties and responsibilities: (a) developing, monitoring and ensuring the effectiveness of the corporate governance policies and practices of the Corporation; (b) identifying and selecting nominees for election of the Board of Directors of the Corporation and identifying and proposing to the Board of Directors candidates to fill in the vacancies on the Board of Directors; (c) ensuring the independence of the Board of Directors; (d) evaluating the effectiveness and performance of individual directors, the Board of Directors and its committees; (e) assisting the Board in setting the objectives for the Chief Executive Officer of the Corporation and evaluating his performance; (f) establishing human resources policies and practices, including compensation and recruitment policies and practices for senior management, as well as establishing levels of salary, bonus, benefits and incentives provided to executive officers of the Corporation and its affiliates; and (g) various other matters related to the foregoing as set out in the Charter of the Committee.

     During fiscal 2007 and thereafter, the Governance, Nomination, Human Resources and Compensation Committee met to evaluate a potential nominee as a director and to consider the financing alternatives available to the Corporation going forward, and it was agreed that the Chairman and Chief Executive Officer would continue to take the lead in this regard. The members of the Governance, Nomination, Human Resources and Compensation Committee also initiated the formation of a Special Committee of the Board of Directors composed of the non-management directors, namely Messrs. Musselman, Pryde, Shindler and Wicker, to receive a report from the Chairman and Chief Executive Officer on a weekly basis so as to monitor the sales pipeline and the cash flow projections.

D. EMPLOYEES

     On July 31, 2007, the Company had 47 employees, including 27 full-time employees with SAND, 7 full-time employees with Sand Technology Corporation ("Sand USA"), 4 full-time employees with Sand Technology Limited ("Sand UK") and 9 full-time employees and 1 part-time employee with Sand Technology Deutschland GmbH ("Sand Germany").

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

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. MAJOR SHAREHOLDERS

     The following are the only persons who, to our knowledge, beneficially own or exercise control or direction over shares carrying more than five (5%) percent of the votes attached to Class A Common Shares of the Company at January 18, 2008:

                            APPROXIMATE NUMBER OF CLASS   PERCENTAGE OF CLASS A
                             A SHARES OWNED, CONTROLLED    COMMON SHARES OWNED,
                                     OR DIRECTED          CONTROLLED OR DIRECTED
                            ---------------------------   ----------------------
Arthur G. Ritchie                    3,598,388                    25.1%
Estate of Jerome Shattner            1,048,000                     7.3%

     The total number of Class A Common Shares owned, controlled or directed by the senior management and directors of SAND as a group, to our knowledge, is 3,899,288, or approximately 27.2%, at January 18, 2008.

     The voting rights of the Class A Common Shares held by the persons identified or referred to above are the same as the voting rights of the Class A Common Shares held by all other shareholders.

     To our knowledge, as of January 11, 2008, 9,509,042 Class A Common Shares were held of record by 460 persons whose registered addresses were in the United States. Many of our Class A Common Shares are held in the name of intermediaries.

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

     Following the fiscal year ended July 31, 2006, Arthur Ritchie, a director and officer of the Corporation, advanced the sum of $200,000 to the Corporation in December 2006 by way of return of his earnings received for the calendar year 2006 and made further advances of the sums of $401,150 to the Corporation in January 2007. These advances, together with the amount owed to Mr. Ritchie on July 31, 2006 amounted to $1,030,611. The Corporation entered into a loan agreement relative to this amount with Arthur Ritchie on May 11, 2007 pursuant to which the Corporation will pay interest at the rate of 15% per annum from February 1, 2007 on the amount of the loan at any time outstanding and issued one hundred and three thousand and sixty-one (103,061) warrants each entitling Mr. Ritchie to purchase one Class A Common Share of the Corporation at a price of US$0.44. The amount of the loan is repayable within ninety (90) days of receipt of a written demand of payment from Arthur Ritchie or may be repaid at any time by the Corporation, in whole or in part, without bonus or penalty. On May 25, 2007, in lieu of the repayment of $401,150 of the amounts advanced by Arthur Ritchie plus an additional investment of $167,685 by him were applied to the issue to Arthur Ritchie of 625,000 units consisting of 1,250,000 Class
A Common Shares and 625,000 share purchase warrants entitling Arthur Ritchie to purchase one additional Class A Common Share per warrant. During each of the months of August, October, November and December 2007, Arthur Ritchie made further advances to the Corporation totalling $334,607 of which $190,000 was cash and $144,607 was by way of return of his cumulative earnings received. In addition, the amount of the loan is incremented by the portion of entitled compensation never paid to Arthur Ritchie in the amount of $168,952. At December 31, 2007, the amount of capital and interest outstanding is $1,147,120.

C. INTERESTS OF EXPERTS AND COUNSEL

     Not applicable.

ITEM 8. FINANCIAL INFORMATION

A. CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

     The Consolidated Financial Statements of the Company are included in this Annual Report on Form 20-F beginning on page 65.

B. SIGNIFICANT CHANGES

     No significant change has occurred since the date of the annual financial statements.

ITEM 9. THE OFFER AND LISTING

A. OFFER AND LISTING DETAILS

     The following table presents the closing high and low sales prices of our Class A Common Shares stated in United States dollars as reported by the OTC Bulletin Board for the following periods:

MONTH ENDED                         U.S. $
-------------------------           ------
                             HIGH             LOW
                            -----            -----
January 18, 2008            $0.40            $0.31
December 31, 2007           $0.40            $0.32
November 30, 2007           $0.50            $0.32
October 31, 2007            $0.50            $0.40
September 30, 2007          $0.49            $0.42
August 31, 2007             $0.55            $0.44
July 31, 2007               $0.58            $0.39

QUARTER ENDED                       U.S. $
-------------------------           ------
                             HIGH             LOW
                            -----            -----
October 31, 2007            $0.55            $0.40
July 31, 2007               $0.58            $0.35
April 30, 2007              $0.65            $0.40
January 31, 2007            $0.70            $0.40
October 31, 2006            $0.48            $0.38
July 31, 2006               $0.82            $0.35
April 30, 2006              $0.85            $0.58
January 31, 2006            $0.72            $0.25
October 31, 2005            $0.55            $0.22

FISCAL YEAR ENDED JULY 31           U.S. $
-------------------------           ------
                             HIGH             LOW
                            -----            -----
2007                        $0.70            $0.35
2006                        $0.85            $0.22
2005                        $1.08            $0.43
2004                        $1.61            $0.75
2003                        $1.35            $0.52

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

     A shareholder rights plan (the "Rights Plan") was adopted by the Board of Directors on November 12, 2003 and made effective on November 17, 2003. The Rights Plan was ratified, confirmed and approved by the shareholders of SAND at the Annual and Special Meeting of Shareholders held on December 16, 2003. The Board of Directors renewed and continued the Rights Plan on November 21, 2005 and the renewal and continuation of the Rights Plan was ratified, confirmed and approved by the shareholders of SAND at the Annual and Special Meeting of Shareholders of SAND held on December 15, 2005. The Rights Plan will expire, subject to certain conditions, at the close of the annual meeting of shareholders of the Company held following the fiscal year ended July 31, 2007, unless renewed and continued.

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


C. MATERIAL CONTRACTS

     On July 31, 2003, SAND sold its wholly-owned subsidiary, ClarityBlue Limited (previously named Sand Technology (U.K.) Limited), for total proceeds of approximately $20 million to a group of investors which included members of senior management of the subsidiary and Duncan Painter who was a member of the Board of Directors of SAND. The Company provided warranties for claims against ClarityBlue Limited for matters existing prior to the sale. The warranties for tax matters expire in calendar 2010. All other warranties have expired.

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

     To our knowledge, except as provided in the INVESTMENT CANADA ACT (the "Act") enacted on June 20, 1985, as amended, as further amended by the NORTH AMERICAN FREE TRADE AGREEMENT (NAFTA) IMPLEMENTATION ACT (Canada) and the WORLD

TRADE ORGANIZATION (WTO) AGREEMENT IMPLEMENTATION ACT, there are no limitations specific to the rights of non-Canadians to hold or vote the common shares of the Company under the laws of Canada or the Province of Quebec or in our Articles or By-laws.

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

     This summary is based upon the provisions of the Income Tax Act of Canada and the regulations thereunder (collectively, the "Tax Act", or "ITA") and the Canada-United States Tax Convention as amended by the Protocols thereto (the "Tax Convention") as at the date of this Annual Report on Form 20-F and the current publicly known administrative practices of the Canada Revenue Agency. This summary does not take into account Canadian provincial income tax considerations.

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

                                     PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

     None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

     A shareholder rights plan (the "Rights Plan") was adopted by the Board of Directors on November 12, 2003 and made effective on November 17, 2003. The Rights Plan was ratified, confirmed and approved by the shareholders of SAND at the Annual and Special Meeting of Shareholders held on December 16, 2003. The Board of Directors renewed and continued the Rights Plan on November 21, 2005 and the renewal and continuation of the Rights Plan was ratified, confirmed and approved by the shareholders of SAND at the Annual and Special Meeting of Shareholders of SAND held on December 15, 2005. The Rights Plan will expire, subject to certain conditions, at the close of the annual meeting of shareholders of the Company held following the fiscal year ended July 31, 2007, unless renewed and continued.

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

Acquiring Person

     An Acquiring Person is generally a person who becomes the beneficial owner of 20% or more of the outstanding Common Shares of the Company. Under the Rights Plan, there are various exceptions to the definition of Acquiring Person, including:

          - a person who acquires 20% or more of the outstanding Common Shares due to (i) acquisitions of Common Shares by the Company,
               (ii) pro rata distributions of Common Shares by the Company,
               (iii) acquisitions of Common Shares upon exercise of Convertible Securities acquired pursuant to certain exempt transactions, (iv) an amalgamation, merger or other statutory procedure requiring shareholder approval, or (v) the issuance of Common Shares on an exempt private placement basis (subject to certain limits); and

          - underwriters who obtain Common Shares for the purpose of a public distribution.

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

Permitted Bid

     If a Take-over Bid is structured as a Permitted Bid, a Flip-In Event will not occur and the Rights will not become exercisable. Permitted Bids must be made by means of a take-over bid circular and comply with the following:

          - the Take-over Bid must be made to all shareholders other than the bidder;

          - the Take-over Bid must not permit the bidder to take up any Common Shares that have been tendered pursuant to the Take-over Bid prior to the expiry of a period not less than 60 days after the Take-over Bid is made, and then only if at such time more than 50% of the Common Shares held by the Independent Shareholders (which term generally includes shareholders other than the bidder, its Affiliates, Associates and persons acting jointly or in concert with the bidder), have been tendered pursuant to the Take-over Bid and not withdrawn;

          - the Take-over Bid must contain an irrevocable and unqualified provision that, unless it is withdrawn, Common Shares may be tendered at any time during the 60 day period referred to in the immediately preceding paragraph and that any Common Shares deposited pursuant to the Take-over Bid may be withdrawn until they have been taken up and paid for; and

          - the Take-over Bid must contain an irrevocable and unqualified provision that, if more than 50% of the Common Shares held by Independent Shareholders are tendered pursuant to the Take-over Bid within the 60-day period, then the bidder must make a public announcement of that fact and the Take-over Bid must then remain open for an additional 10 business days from the date of such public announcement.

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

Termination

     The Rights Plan will expire, subject to certain conditions, at the close of the annual meeting of our shareholders to be held following the fiscal year ended July 31, 2007, unless renewed and continued and every two year anniversary thereafter and so on unless the continuation of the Rights Plan for each such two year period (or other period approved by the Independent Shareholders) is approved by the Independent Shareholders of the Company.

ITEM 15. CONTROLS AND PROCEDURES

     "Disclosure controls and procedures" are controls and other procedures that are designed to ensure that information required to be disclosed by us in the reports we file with the Securities and Exchange Commission is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms and that the information is accumulated and communicated to our management, including our Chief Executive Officer and our Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure. We carried out an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures as of the end of the fiscal year covered by this Annual Report on Form 20-F. This evaluation was carried out under the supervision and with the participation of our management, including our Chief Executive Officer and our Chief Financial Officer. Based upon that evaluation, our Chief Executive Officer and our Chief

Financial Officer concluded that our disclosure controls and procedures are effective. There have been no changes in our internal control over financial reporting during the fiscal year ended July 31, 2007 that have materially affected, or are reasonably likely to materially affect our internal control over financial reporting.

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

     Messrs. Musselman, Pryde and Shindler, all of whom are non-management and unrelated directors, currently comprise the Audit Committee. Mr. Musselman is Chairman of the Audit Committee. Messrs. Musselman, Pryde and Shindler satisfy the current requirements of the Financial Industry Regulatory Authority relating to the independence and the qualification of the members of the Audit Committee.

     Wayne Musselman, BCom (Hon), FCA, retired as a partner of Deloitte & Touche LLP in 2004 after a career of nearly thirty years during which he served clients in the banking, securities, international trade and distribution industries. He directed the Japanese Service Group of Deloitte's Global Japanese Services Group. He is currently a director of the Deloitte Retired Partner Council and of Faith Life Financial.

     Our Board of Directors has determined that Mr. Musselman qualifies as an "audit committee financial expert".

ITEM 16B. CODE OF ETHICS

     As part of its stewardship responsibilities, the Board of Directors has approved formal "Standards of Ethical Conduct" that govern the behaviour of the directors, officers and employees of the Company. The Board monitors compliance with these standards and is responsible for the granting of any waivers from these standards to directors or officers. Disclosure will be made by the Company of any waiver from these standards granted to the directors or officers of the Company in the quarterly report of the Company that immediately follows the grant of such waiver. No waiver has been granted to date. We will provide a copy of our Standards of Ethical Conduct to any person without charge, upon request. To request a copy, an interested person should contact our investor relations consultants, de Jong & Associates, Inc. at http://www.dejong.org/clients/sndt.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

     Raymond Chabot Grant Thornton LLP served as our auditors for the fiscal years ended July 31, 2006 and July 31, 2007.

     Deloitte & Touche LLP resigned as our auditors on August 2, 2006. There were no reportable disagreements between the Company and Deloitte & Touche LLP and no qualified opinions given or denials of opinions by Deloitte & Touche LLP. The Audit Committee of the Board of Directors of the Company resolved on August 15, 2006 to appoint Raymond Chabot Grant Thornton LLP as auditors of the Company for the fiscal year ended July 31, 2006 to replace Deloitte & Touche LLP. A resolution to ratify this appointment and to appoint Raymond Chabot Grant Thornton LLP as auditors of the Company was approved at the Annual Meeting of Shareholders held on July 6, 2007.

     All sums set out under the headings "Audit Fees and Audit-Related Fees", "Tax Fees" and "Other Fees" below were paid to our former auditors, Deloitte & Touche LLP during the fiscal year ended July 31, 2006.

     Audit Fees and Audit-Related Fees

     Raymond Chabot Grant Thornton LLP billed the Corporation $104,270, in fiscal 2007 ($117,627 in fiscal 2006) for professional services rendered for the audit of the Annual Consolidated Financial Statements and the review of financial statements included in statutory and regulatory filings. None of that amount was related to the current fiscal year while $104,270 was related to previous fiscal years (compared to $2,500 and $115,217 respectively in fiscal
2006).

Tax Fees

     Raymond Chabot Grant Thornton LLP did not bill the Corporation in fiscal 2007 for specific tax advice outside the scope of the audit ($31,057 in fiscal
2006) for professional services rendered for tax compliance, tax advice, and tax planning. The taxation advisory services provided related primarily to the preparation of corporate tax returns, specific tax advice on research and development tax credit payments.

Other Fees

     Other than the audit and tax services described above, Raymond Chabot Grant Thornton LLP did not provide other services to the Corporation in fiscal 2007 (none in fiscal 2006).

     The Audit Committee has considered whether the provision of these services is compatible with maintaining the independence of Raymond Chabot Grant Thornton LLP. The Audit Committee is of the opinion that the provision of these services does not compromise the independence of the Auditor. All non-audit services provided by Raymond Chabot Grant Thornton LLP must be approved by the Audit Committee.

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

     None.

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

     No repurchases of our Class A common shares were made by or on behalf of us or any affiliated purchaser during the fiscal year ended July 31, 2007.

                                    PART III

ITEM 17   FINANCIAL STATEMENTS

     Not Applicable.


ITEM 18   FINANCIAL STATEMENTS

     The Consolidated Financial Statements of the Company are included in this Annual Report on Form 20-F beginning on page 65.

                              SAND TECHNOLOGY INC.

                        CONSOLIDATED FINANCIAL STATEMENTS
                             JULY 31, 2007 AND 2006

Report of Independent Registered Chartered Accountants          66
Comments by Independent Registered Chartered Accountants
for U.S. Readers on Canada-U.S. Reporting Differences           68
Report of Independent Registered Chartered Accountants          69
Financial Statements
   Consolidated Balance Sheets                                  70
   Consolidated Operations                                      71
   Consolidated Shareholders' Equity (Deficiency)               72
   Consolidated Cash Flows                                      73
   Notes to Consolidated Financial Statements              74 - 93

REPORT OF INDEPENDENT REGISTERED CHARTERED ACCOUNTANTS

To the Shareholders and Board of Directors of SAND Technology Inc.

We have audited the accompanying consolidated balance sheets of SAND Technology Inc. and subsidiaries (the "Corporation") as at July 31, 2007 and 2006 and the consolidated statements of operations, shareholders' equity (deficiency) and cash flows for the years then ended. These financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and standards of the Public Company Accounting Oversight Board (United States). These standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Corporation as at July 31, 2007 and 2006 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

The Corporation is not required to have, nor were we engaged to perform, audits of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

The financial statements as at July 31, 2005 and for the year ended July 31, 2005 were audited by other auditors who expressed an opinion without reservation on those statements in their report dated September 16, 2005.

/s/ Raymond Chabot Grant Thornton LLP

Independent Registered Chartered Accountants

Montreal
September 14, 2007

COMMENTS BY INDEPENDENT REGISTERED CHARTERED ACCOUNTANTS FOR U.S. READERS ON CANADA-U.S.

REPORTING DIFFERENCES

The standards of the Public Company Accounting Oversight Board (United States) require the addition of an explanatory paragraph (following the opinion paragraph) when the consolidated financial statements are affected by conditions and events that cast substantial doubt on the Corporation's ability to continue as a going concern, such as those described in Note 1 to the consolidated financial statements of the Corporation. Our report to the shareholders and Board of Directors, dated September 14, 2007, is expressed in accordance with Canadian reporting standards, which do not require a reference to such changes in accounting principles or such events and conditions in the report of independent registered chartered accountants when the changes or events and conditions are properly accounted for and adequately disclosed in the financial statements.

/s/ Raymond Chabot Grant Thornton LLP

Independent Registered Chartered Accountants

Montreal
September 14, 2007

[DELOITTE LOGO]                                         Deloitte & Touche LLP
                                                        1 Place Ville Marie
                                                        Suite 3000
                                                        Montreal, QC  H3B 4T9

                                                        Tel: (514) 393-5194
                                                        Fax: (514) 390-4104
                                                        www.deloitte.ca

REPORT OF INDEPENDENT REGISTERED CHARTERED ACCOUNTANTS

To the Shareholders and Board of Directors of Sand Technology Inc.

We have audited the consolidated statements of operations, shareholders' equity and cash flows of Sand Technology Inc. and subsidiaries (the "Corporation") for the year ended July 31, 2005. These financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with Canadian generally accepted auditing standards and auditing standards of the Public Company Accounting Oversight Board (United States). These standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, these consolidated financial statements of the Corporation present fairly, in all material respects, the results of its operations and its cash flows for the year ended July 31, 2005 in accordance with Canadian generally accepted accounting principles.

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

/s/ Deloitte & Touche LLP

Independent Registered Chartered Accountants

Montreal, Canada
September 16, 2005

SAND TECHNOLOGY INC.
CONSOLIDATED BALANCE SHEETS
July 31, 2007 and 2006
(In Canadian dollars)

                                                                          2007          2006
                                                                       -----------   -----------
                                                                            $             $
ASSETS
Current assets
   Cash and cash equivalents                                               330,711     1,412,548
   Accounts receivable                                                   1,582,957     1,486,287
   Prepaid expenses                                                        150,964        93,226
                                                                       -----------   -----------
                                                                         2,064,632     2,992,061
Capital assets (Note 3)                                                    181,669       231,367
Other assets (Note 4)                                                      110,847       221,693
                                                                       -----------   -----------
                                                                         2,357,148     3,445,121
                                                                       ===========   ===========
LIABILITIES
Current liabilities
   Accounts payable and accrued liabilities (Note 5)                     1,076,116       710,882
   Deferred revenue                                                      1,305,270     1,231,094
   Due to a shareholder (Note 6)                                           750,144       429,461
                                                                       -----------   -----------
                                                                         3,131,530     2,371,437
Deferred credits                                                           107,569       136,906
                                                                       -----------   -----------
                                                                         3,239,099     2,508,343
                                                                       -----------   -----------
Commitments (Note 10)

SHAREHOLDERS' EQUITY (DEFICIENCY)
Common stock (Note 7)
   Authorized
      Unlimited number of class "A" common shares, without par value
      Issued and outstanding 14,318,189 class "A" common shares
      (12,818,189 in 2006)                                              38,530,441    38,024,756
   Contributed surplus (Note 7b)                                           305,110       103,000
Deficit                                                                (39,717,502)  (37,190,978)
                                                                       -----------   -----------
                                                                          (881,951)      936,778
                                                                       -----------   -----------
                                                                         2,357,148     3,445,121
                                                                       ===========   ===========

The accompanying notes are an integral part of the consolidated financial statements.

On behalf of the Board,

/s/ Arthur G. Ritchie, Director             /s/ Wayne Musselman, Director

SAND TECHNOLOGY INC.
CONSOLIDATED OPERATIONS
Years ended July 31, 2007, 2006 and 2005
(In Canadian dollars)

                                                                            2007         2006         2005
                                                                         ----------   ----------   ----------
                                                                              $            $            $
REVENUE                                                                   6,728,540    5,477,485    6,096,033
                                                                         ----------   ----------   ----------
Operating expenses
   Cost of sales and product support                                      1,666,331    1,554,313    1,754,138
   Research and development, net (Note 8)                                 2,215,146    2,441,950    3,272,102
   Amortization of capital assets and other assets (Notes 3 and 4)          201,274      248,455      277,276
   Selling, general and administrative expenses                           5,100,057    5,220,443    8,317,831
                                                                         ----------   ----------   ----------
                                                                          9,182,808    9,465,161   13,621,347
                                                                         ----------   ----------   ----------
Loss from operations                                                     (2,454,268)  (3,987,676)  (7,525,314)
Interest (expenses) revenues                                                (72,256)      60,755      162,260
                                                                         ----------   ----------   ----------
NET LOSS                                                                 (2,526,524)  (3,926,921)  (7,363,054)
                                                                         ==========   ==========   ==========
Basic and diluted loss per share (Note 7)                                     (0.19)       (0.31)       (0.57)
                                                                         ==========   ==========   ==========
Basic and diluted weighted average number of common shares outstanding   13,094,288   12,818,189   12,860,438
                                                                         ==========   ==========   ==========

The accompanying notes are an integral part of the consolidated financial statements.

SAND TECHNOLOGY INC.
CONSOLIDATED SHAREHOLDERS' EQUITY (DEFICIENCY)
Years ended July 31, 2007, 2006 and 2005
(In Canadian dollars)

                                           COMMON STOCK
                                     -----------------------                               SHAREHOLDERS'
                                      NUMBER OF                CONTRIBUTED                    EQUITY
                                       SHARES       AMOUNT       SURPLUS       DEFICIT     (DEFICIENCY)
                                     ----------   ----------   -----------   -----------   -------------
                                                       $            $             $               $
Balance as at July 31, 2004          12,997,551   38,556,828      49,000     (26,246,606)    12,359,222
Net loss                                                                      (7,363,054)    (7,363,054)
Stock-based compensation (Note 7b)                                25,000                         25,000
Share repurchase                       (179,362)    (532,072)                    345,603       (186,469)
                                     ----------   ----------     -------     -----------     ----------
Balance as at July 31, 2005          12,818,189   38,024,756      74,000     (33,264,057)     4,834,699
Net loss                                                                      (3,926,921)    (3,926,921)
Stock-based compensation (Note 7b)                                29,000                         29,000
                                     ----------   ----------     -------     -----------     ----------
Balance as at July 31, 2006          12,818,189   38,024,756     103,000     (37,190,978)       936,778
Stock issuance (Note 7a)              1,500,000      675,795                                    675,795
Net loss                                                                      (2,526,524)    (2,526,524)
Warrants (Note 7a)                                  (170,110)    170,110
Stock-based compensation (Note 7b)                                32,000                         32,000
                                     ----------   ----------     -------     -----------     ----------
Balance as at July 31, 2007          14,318,189   38,530,441     305,110     (39,717,502)      (881,951)
                                     ==========   ==========     =======     ===========     ==========

The accompanying notes are an integral part of the consolidated financial statements.

SAND TECHNOLOGY INC.
CONSOLIDATED CASH FLOWS
Years ended July 31, 2007, 2006 and 2005
(In Canadian dollars)


                                                                        2007         2006         2005
                                                                     ----------   ----------   ----------
                                                                          $            $            $
OPERATING ACTIVITIES
Net loss                                                             (2,526,524)  (3,926,921)  (7,363,054)
Non-cash items
   Amortization of capital assets and other assets                      201,274      248,455      277,276
   Stock-based compensation                                              32,000       29,000       25,000
   Changes in working capital items
      Accounts receivable                                               (96,670)      75,326      803,042
      Prepaid expenses                                                  (57,738)      34,505       60,949
      Accounts payable and accrued liabilities                          365,234     (362,717)    (395,516)
      Deferred revenue                                                   74,176     (216,898)    (106,793)
                                                                     ----------   ----------   ----------
Cash flows from operating activities (a)                             (2,008,248)  (4,119,250)  (6,699,096)
                                                                     ----------   ----------   ----------
INVESTING ACTIVITIES
Purchase of capital assets and cash flows from investing activities     (40,730)     (72,240)     (70,578)
                                                                     ----------   ----------   ----------
FINANCING ACTIVITIES
Purchase of common shares                                                                        (186,469)
Due to shareholders                                                     320,683       17,463
Share issuance                                                          675,795
Amortization of deferred credits                                        (29,337)     (29,337)     (29,338)
                                                                     ----------   ----------   ----------
Cash flows from financing activities                                    967,141      (11,874)    (215,807)
                                                                     ----------   ----------   ----------
NET DECREASE IN CASH AND CASH EQUIVALENTS                            (1,081,837)  (4,203,364)  (6,985,481)
Cash and cash equivalents, beginning of year                          1,412,548    5,615,912   12,601,393
                                                                     ----------   ----------   ----------
Cash and cash equivalents, end of year                                  330,711    1,412,548    5,615,912
                                                                     ==========   ==========   ==========
(a)   Additional information Interest paid                               70,938           --           --
                                                                     ==========   ==========   ==========

The accompanying notes are an integral part of the consolidated financial statements.

SAND TECHNOLOGY INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
July 31, 2007 and 2006
(In Canadian dollars)

1 - GOVERNING STATUTES, NATURE OF OPERATIONS AND GOING CONCERN

SAND Technology Inc. and subsidiaries (the "Corporation") is involved in the design, development, marketing and support of software products and services that enable users to retrieve usable business information from large amounts of data. The software products, collectively known as the SAND DNA Access and the SAND DNA Analytics, are designed to provide an efficient and cost-effective way for business users to make fast and easy inquiries of large databases without the intervention of specialist information technology professionals.

The financial statements have been prepared in accordance with Canadian generally accepted accounting principles and on the basis of the going concern assumption, meaning that it is reasonably assumed that the Corporation will be able to realize its assets and discharge its liabilities in the normal course of operations.

In light of operating losses suffered in the current and past years, the Corporation's ability to realize its assets and discharge its liabilities depends on the continued financial support of its shareholders and creditors and its ability to obtain additional financing. The Corporation's management will continue to search for additional sources of debt and equity financing.

There can be no assurance that the Corporation's activities will be successful and as a result there is doubt regarding the "going concern" assumption. These consolidated financial statements do not reflect adjustments that would be necessary if the "going concern" assumption was not appropriate. The adjustments to the carrying values of the assets and liabilities, the reported expenses and the balance sheet classifications, which could be material, may be necessary for these consolidated financial statements.

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

SAND TECHNOLOGY INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
July 31, 2007 and 2006
(In Canadian dollars)

2 - ACCOUNTING POLICIES (CONTINUED)

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

Revenue from the sale of software licence agreements is recognized upon delivery of software if persuasive evidence of an arrangement exists, collection is probable, the fee is fixed or determinable and vendor-specific objective evidence of an arrangement exists to allocate the total fee to the different elements of an arrangement. Vendor-specific objective evidence (VSOE) is typically based on the price charged when an element is sold separately or, in the case of an element not yet sold separately, the price established by management if it is probable that the price, once established, will not change before market introduction. If VSOE of all undelivered elements exists but evidence does not exist for one or more delivered elements, then revenue is recognized using the residual method. Under the residual method, the fair value of the undelivered elements is deferred, and the remaining portion of the agreement fee related to the delivered elements is recognized as revenue provided that all other revenue recognition criteria are met. If evidence of fair value of one or more undelivered elements cannot be established, revenue is deferred and recognized ratably over the last undelivered element.

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

SAND TECHNOLOGY INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
July 31, 2007 and 2006
(In Canadian dollars)

2 - ACCOUNTING POLICIES (CONTINUED)

CAPITAL ASSETS

Capital assets are recorded at cost and are amortized over their estimated useful lives using the straight-line method over the following periods:

                              PERIODS
                         ----------------
Furniture and equipment          5 years
Computer equipment               3 years
Leasehold improvements    Over the lease
                         term of 10 years

OTHER ASSETS

CONTRACT COSTS

Contract costs are comprised of an amount paid upon the transfer of a long-term service contract and is amortized ratably over the term of the contract ending in 2008.

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

SHARE ISSUANCE COSTS

Costs directly identifiable with the raising of share capital financing are charged against share capital. Share issuance costs incurred in advance of share subscriptions are recorded as non-current deferred assets. Share issuance costs related to uncompleted share subscriptions are charged to operations.

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

SAND TECHNOLOGY INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
July 31, 2007 and 2006
(In Canadian dollars)

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

LOSS PER SHARE

Per share computations are based on the weighted average number of shares outstanding during the year. The dilutive effect of options and warrants is determined using the treasury stock method.

STOCK-BASED COMPENSATION AND OTHER STOCK-BASED PAYMENTS

In 2004, the Corporation early-adopted the recommendations of the CANADIAN INSTITUTE OF CHARTERED ACCOUNTANTS (CICA) HANDBOOK Section 3870, "Stock-Based Compensation and Other Stock-Based Payments", on a prospective basis, effective August 1, 2003, as permitted by the standard.

Prior to August 1, 2003, the Corporation recorded no compensation cost on stock options granted to employees (see Note 7b).

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

SAND TECHNOLOGY INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
July 31, 2007 and 2006
(In Canadian dollars)

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

ASSET RETIREMENT OBLIGATIONS

As of August 1, 2004, the Corporation adopted the CICA HANDBOOK Section 3110, "Asset Retirement Obligations", which focuses on the recognition and measurement of liabilities for obligations associated with the retirement of property, plant and equipment when those obligations result from the acquisition, construction, development or normal operation of the assets. The adoption of this recommendation did not have an impact on the Corporation's consolidated financial statements.

ADOPTION OF NEW ACCOUNTING POLICIES

2007

STOCK-BASED COMPENSATION FOR EMPLOYEES ELIGIBLE TO RETIRE BEFORE THE VESTING
DATE

In July 2006, the Emerging Issues Committee (EIC) of the CICA issued EIC-162, "Stock-based Compensation for Employees Eligible to Retire before the Vesting Date". EIC-162 clarifies the accounting for compensation costs relating to stock-based awards granted to employees. EIC-162 requires that i) compensation costs attributable to stock-based awards granted to employees who are eligible to retire on the grant date be recognized on the grant date, and ii) compensation cost attributable to stock-based awards granted to employees who will become eligible to retire during the vesting period be recognized over the period from the grant date to the date of retirement eligibility. This abstract is to be applied retroactively, with restatement of prior periods, and is effective for interim periods beginning on or after December 1, 2006. The adoption of EIC-162 did not have a material impact on the Corporation's financial statements.

2006

CONSOLIDATION OF VARIABLE INTEREST ENTITIES

The Accounting Guideline No. 15 (AcG-15), "Consolidation of Variable Interest Entities", presents the views of the Accounting Standards Board on the application of consolidation principles to certain entities that are subject to control and on a basis other than ownership of voting interests. This guideline is to be applied for years beginning on or after November 1, 2004. The adoption of AcG-15 did not have an impact on the Corporation's results from operations or financial position.

SAND TECHNOLOGY INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
July 31, 2007 and 2006
(In Canadian dollars)

2 - ACCOUNTING POLICIES (CONTINUED)

FINANCIAL INSTRUMENTS - DISCLOSURE AND PRESENTATION

The CICA issued revisions to Section 3860 of the CICA HANDBOOK, "Financial Instruments - Disclosure and Presentation". The revisions change the accounting for certain financial instruments that have liability and equity characteristics. These revisions came into effect for years beginning on or after January 1, 2005. The Corporation did not have any instruments with these characteristics per such years.

NON-MONETARY TRANSACTIONS

The CICA issued revisions to Section 3831 of the CICA HANDBOOK, "Non-monetary Transactions". The revisions replace the current exception from measurement of a non-monetary transaction at fair value for non-monetary exchanges which do not represent the culmination of the earnings process, with an exception based on whether the transaction has commercial substance. These revisions apply to all non-monetary transactions initiated in periods beginning on or after January 1, 2006. The revisions did not have an impact on the Corporation's consolidated financial statements.

FUTURE ACCOUNTING CHANGES

FINANCIAL INSTRUMENTS - RECOGNITION AND MEASUREMENT

The CICA issued CICA HANDBOOK Sections 3855, "Financial Instruments - Recognition and Measurement" and 3861, "Financial Instruments - Disclosure and Presentation". These Sections are effective for annual and interim periods beginning on or after October 1, 2006. They establish the standards for recognition, measurement disclosure and presentation of financial assets, financial liabilities and non-financial derivatives. These Sections require that
i) all financial assets be measured at fair value, with some exceptions such as loans and investments that are classified as held-to-maturity, ii) all financial liabilities be measured at fair value when they are derivatives or classified as held for trading purposes (other financial liabilities are measured at their carrying value), and iii) all derivative financial instruments be measured at fair value, even when they are part of a hedging relationship. The Corporation is currently evaluating the impact of this Section on the consolidated financial statements.

HEDGES

The CICA recently issued CICA HANDBOOK Section 3865, "Hedges". The Section is effective for annual and interim periods beginning on or after October 1, 2006. It describes when and how hedge accounting may be applied. Hedging is an activity used by a company to change an exposure to one or more risks by creating an offset between changes in the fair value of a hedged item and a hedging item, changes in the cash flows attributable to a hedged item and a hedging item, or changes resulting from a risk exposure relating to a hedged item and a hedging item. Hedge accounting changes the normal basis for recording the gains, losses, revenues and expenses associated with a hedged item or a hedging item in a company's statement of operations. It ensures that all offsetting gains, losses, revenues and expenses are recorded in the same period. The Corporation is currently evaluating the impact of this Section on the consolidated financial statements.

SAND TECHNOLOGY INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
July 31, 2007 and 2006
(In Canadian dollars)

2 - ACCOUNTING POLICIES (CONTINUED)

COMPREHENSIVE INCOME

The CICA recently issued CICA HANDBOOK Section 1530, "Comprehensive Income". The
Section is effective for annual and interim periods beginning on or after October 1, 2006. It describes how to report and disclose comprehensive income and its components.

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

The CICA also made changes to CICA HANDBOOK Section 3250, "Surplus", and reissued it as Section 3251, "Equity". The Section is also effective for years beginning on or after October 1, 2006. The changes in how to report and disclose equity and changes in equity are consistent with the new requirements of Section 1530, "Comprehensive Income".

Adopting these sections on August 1, 2007 will require the Corporation to begin reporting, to the extent that they are relevant, the following items in the consolidated financial statements:

- Comprehensive income and its components;

- Accumulated other comprehensive income and its components.

ACCOUNTING CHANGES

The CICA issued revisions to Section 1506 of the CICA HANDBOOK, "Accounting Changes". The revisions established criteria for changing accounting policies, together with the accounting treatment and disclosure of changes in accounting policies and estimates, and correction of errors. The revisions are effective for annual and interim periods statements relating to years beginning on or after January 1, 2007. The Corporation is currently evaluating the impact of this Section on the consolidated financial statements.

The CICA has issued the following new CICA HANDBOOK sections which are effective for interim periods beginning on or after October 1, 2007:

FINANCIAL INSTRUMENTS - DISCLOSURES

Section 3862, "Financial Instruments - Disclosures", describes the required disclosure for the assessment of the significance of financial instruments for a company's financial position and performance and of the nature and extent of risk arising from financial instruments to which the company is exposed and how the company manages those risks. The Corporation is currently evaluating the impact of the adoption of this new Section on the consolidated financial instruments.

SAND TECHNOLOGY INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
July 31, 2007 and 2006
(In Canadian dollars)

2 - ACCOUNTING POLICIES (CONTINUED)

FINANCIAL INSTRUMENTS - PRESENTATION

Section 3863, "Financial Instruments - Presentation", establishes standards for presentation of the financial instruments and non-financial derivatives. It carries forward the presentation related requirement of Section 3861, "Financial Instruments - Disclosure and Presentation". The Corporation is currently evaluating the impact of the adoption of this new Section on the consolidated financial statements.

CAPITAL DISCLOSURES

Section 1535, "Capital Disclosures", establishes standards for disclosing information about a company's capital and how it is managed. It describes the disclosure of the company's objectives, policies and processes for managing capital, the quantitative data about what the company regards as capital, whether the company has complied with any capital requirements, and, if it has not complied, the consequences of such non-compliance. The Corporation is currently evaluating the impact of the adoption of this new Section on the consolidated financial statements.

3 - CAPITAL ASSETS

                                         2007
                          ---------------------------------
                                      ACCUMULATED
                             COST    AMORTIZATION     NET
                          ---------  -------------  -------
                              $            $            $
Furniture and equipment     320,113        320,002      111
Computer equipment          628,301        546,539   81,762
Leasehold improvements      287,610        187,814   99,796
                          ---------  -------------  -------
                          1,236,024      1,054,355  181,669
                          =========  =============  =======

                                                       2006
                          ---------------------------------
                                      ACCUMULATED
                             COST    AMORTIZATION     NET
                          ---------  -------------  -------
                              $            $            $
 Furniture and equipment    320,113        320,002      111
 Computer equipment         587,571        485,540  102,031
 Leasehold improvements     287,610        158,385  129,225
                          ---------  -------------  -------
                          1,195,294        963,927  231,367
                          =========  =============  =======

Amortization expense of capital assets amounted to $90,428 in 2007 ($137,608 in 2006).

SAND TECHNOLOGY INC.
Notes to Consolidated Financial Statements
July 31, 2007 and 2006
(In Canadian dollars)

4 - OTHER ASSETS

                                2007
                 --------------------------------
                           ACCUMULATED
                   COST    AMORTIZATION     NET
                 -------   ------------   -------
                    $           $            $
Contract costs   471,100        360,253   110,847
                 =======   ============   =======

                                             2006
                 --------------------------------
                    COST   ACCUMULATED
                           AMORTIZATION       NET
                 -------   ------------   -------
                    $           $            $
Contract costs   471,100        249,407   221,693
                 =======   ============   =======

Amortization expense of contract costs amounted to $110,846 in 2007 ($110,847 in 2006).

5 - ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

                                                  2007       2006
                                               ---------   -------
                                                   $          $
Trade accounts                                   815,737   471,492
Accrued payroll payable and related expenses      98,769   104,531
Other                                            161,610   134,859
                                               ---------   -------
                                               1,076,116   710,882
                                               =========   =======

6 - DUE TO A SHAREHOLDER

During the year 2007, the Corporation formalized the conditions pertaining to a loan obtained from a significant shareholder who is also the President and Chief Executive Officer. Following such, the loan is repayable within 90 days of the receipt of a written demand from the shareholder. The loan originated from amounts owed by the Company to the shareholder by virtue of his employment contracts ($429,461 owed from services rendered prior to 2002 and $320,683 for services rendered in 2006). The loan bears interest at 15%. In conjunction with the ratification of the loan agreement, the Corporation also issued 103,061 warrants, each warrant entitling to purchase one class "A" common share of the Corporation at a price of US$0.44 per share and is valid for the term of the agreement. The residual valuation method was used to allocate the proceeds between the liability component and the equity component. The value of the liability component was determined to be the face value of the debt because there is no maturity date and by difference, the value of the equity instrument was determined to be nil.

SAND TECHNOLOGY INC.
Notes to Consolidated Financial Statements
July 31, 2007 and 2006
(In Canadian dollars)

7 - COMMON STOCK

A)   AUTHORIZED

2007 TRANSACTIONS

During the year, the Corporation concluded a private placement and issued 1,500,000 common shares at a price of US$0.40 per share for a total cash proceeds of $675,795. In addition, the Corporation issued 750,000 warrants entitling two shareholders to purchase up to 750,000 shares of the Corporation at a price of US$0.60 for three years.

The fair value of the warrants at the time they were granted was estimated using the Black-Scholes option pricing model with the following assumptions:

Dividend yield                 --
Expected volatility            90%
Risk-free interest rate       4.4%
Expected life             3 years

The fair value of the warrants at the time they were granted was estimated at $170,110. This amount was recorded as contributed surplus.

B)   STOCK OPTION PLANS

The Corporation has two stock option plans. Under the 1996 Stock Incentive Plan, the Corporation may grant options to its regular full-time employees and those of its subsidiaries up to a maximum of 1,100,000 common shares. Under the 1996 Stock Option Plan, the Corporation may grant options to its regular full-time employees and non-employee directors and those of its subsidiaries up to a maximum of 900,000 common shares. Under both plans, the exercise price of each option is not less than the market price of the Corporation's shares on the OTC BB on the day prior to the date of grant. Options vest equally over a five-year period and the options' maximum term is 20 years.

SAND TECHNOLOGY INC.
Notes to Consolidated Financial Statements
July 31, 2007 and 2006
(In Canadian dollars)

7 - COMMON STOCK (CONTINUED)

The following table summarizes information about the Corporation's stock options as at July 31, 2007, 2006 and 2005:

                                                2007                          2006                            2005
                                   ----------------------------   ----------------------------   ----------------------------
                                   NUMBER OF   WEIGHTED AVERAGE   NUMBER OF   WEIGHTED AVERAGE   NUMBER OF   WEIGHTED AVERAGE
                                    OPTIONS     EXERCISE PRICE     OPTIONS     EXERCISE PRICE     OPTIONS     EXERCISE PRICE
                                   ---------   ----------------   ---------   ----------------   ---------   ----------------
                                     (000s)           $US           (000s)           $US           (000s)           $US
Outstanding, beginning of year         1,041          1.59           1,121           2.10           1,478           2.15
Granted                                  288          1.00             133           1.00             163           1.00
                                   ---------                      --------                       --------
                                       1,329                         1,254                          1,641
Forfeited                                160          1.00             213           3.95             520           1.89
                                   ---------                      --------                       --------
Outstanding, end of year               1,169          1.52           1,041           1.59           1,121           2.10
                                   =========                      ========                       ========
Options exercisable, end of year         728          1.79             609           1.84             622           2.61
                                   =========                      ========                       ========

SAND TECHNOLOGY INC.
Notes to Consolidated Financial Statements
July 31, 2007 and 2006
(In Canadian dollars)

7 - COMMON STOCK (CONTINUED)

The following table summarizes significant ranges of exercise prices of outstanding options held by directors, officers and employees as of July 31, 2007:

                                OPTIONS OUTSTANDING                    OPTIONS EXERCISABLE
                     -------------------------------------------   --------------------------
                                    WEIGHTED
                                     AVERAGE         WEIGHTED                      WEIGHTED
RANGE OF EXERCISE    NUMBER OF   REMAINING LIFE       AVERAGE      NUMBER OF       AVERAGE
     PRICES          OPTIONS        (YEARS)      EXERCISE PRICE    OPTIONS    EXERCISE PRICE
------------------   ---------   --------------  --------------    ---------   --------------
                       (000s)                          US$           (000s)          US$
Less than US$1.00        160           8.98           0.69             160           0.69
US$1.00 to US$1.49       844          16.96           1.02             410           1.04
US$3.00 to US$3.99        20           8.98           3.37              20           3.37
US$4.00 to US$4.99        30          10.49           4.63              30           4.63
US$5.00 to US$5.99       105          14.50           5.07              98           5.08
US$6.00 to US$6.99        10          12.06           6.28              10           6.28
                       -----                                           ---
                       1,169          15.30           1.52             728           1.79
                       =====                                           ===

The following table presents the weighted average assumptions used to determine the stock-based compensation expense included in selling, general and administrative expenses for the years ended July 31, 2007, 2006 and 2005, using the Black-Scholes option pricing model:

                              2007       2006       2005
                            --------   --------   --------
Compensation cost           $ 32,000   $ 29,000   $ 25,000
Fair value                  $ 74,300   $ 31,350   $ 92,170
Dividend yield                    --         --         --
Expected volatility               90%        90%        90%
Risk-free interest rate          4.0%       3.5%       3.3%
Expected life                7 years    7 years    7 years
Number of options granted    287,500    133,000    162,500

For stock options granted to employees during 2003, had the Corporation determined compensation cost based on the fair value of the stock options at grant dates consistently with the method recommended under CICA HANDBOOK Section 3870, the Corporation's earnings would have been reported at the pro-forma amounts indicated below:


                                               2007        2006        2005
                                            ----------  ----------  ----------
                                                 $           $           $
Net loss, as reported                       (2,526,524) (3,926,921) (7,363,054)
Fair value of stock-based compensation         (55,380)    (56,796)   (103,603)
                                            ----------  ----------  ----------
Pro-forma net loss                          (2,581,904) (3,983,717) (7,466,657)
                                            ==========  ==========  ==========
Pro-forma basic and diluted loss per share       (0.20)      (0.31)      (0.58)
                                            ==========  ==========  ==========

SAND TECHNOLOGY INC.
Notes to Consolidated Financial Statements
July 31, 2007 and 2006
(In Canadian dollars)

7 - COMMON STOCK (CONTINUED)

The fair value of stock options granted during 2003 was estimated using the Black-Scholes option pricing model using the following weighted average assumptions:

Dividend yield                 --
Expected volatility            87%
Risk-free interest rate       4.8%
Expected life             7 years

C)   WARRANTS

The following table summarizes information about the Corporation's stock warrants described in Notes 6 and 7 as at July 31, 2007:

                                                                  WEIGHTED
                                                                   AVERAGE          WEIGHTED
                                                    NUMBER OF   REMAINING LIFE      AVERAGE
                                                     WARRANTS      (YEARS)       EXERCICE PRICE
                                                    ---------   --------------   --------------
                                                                                       US$
Granted, outstanding and exercisable, end of year    853,061         2.8              0.58

D)   LOSS PER SHARE

Options and warrants described in Notes 6 and 7 were not included in the diluted loss per share calculation because the Corporation incurred a loss, and inclusion would have created an anti-dilutive effect.

8 - RESEARCH AND DEVELOPMENT

The net amounts of research and development expenses presented in the consolidated statements of operations have been determined as follows:

                                       2007        2006        2005
                                        $           $            $
                                    ---------   ---------   ---------
Research and development expenses   2,315,146   2,541,950   3,472,102
Government assistance
   Investment tax credits (a)        (100,000)   (100,000)   (200,000)
                                    ---------   ---------   ---------
                                    2,215,146   2,441,950   3,272,102
                                    =========   =========   =========

(a) The investment tax credits recorded by the Corporation are subject to review and approval by tax authorities and it is possible that the amounts granted will be different from the amounts accounted for.

Investment tax credits in accounts receivable as at July 31, 2007 amounted to $100,000 ($100,000 in 2006).

SAND TECHNOLOGY INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
July 31, 2007 and 2006
(In Canadian dollars)
--------------------------------------------------------------------------------

9 - INCOME TAXES

The reconciliation of income taxes at Canadian statutory rates with the reported income taxes is as follows:

                                                         2007         2006          2005
                                                       --------    ----------    ----------
                                                           $            $             $
Income tax recovery at Canadian statutory rates        (785,000)   (1,257,000)   (2,368,000)
Non-recording of benefit from losses carried forward   (785,000)   (1,257,000)   (2,368,000)
                                                       --------    ----------    ----------
                                                             --            --            --
                                                       ========    ==========    ==========

The significant components of the Corporation's future income tax assets and liabilities are as follows:

                                                                      2007          2006
                                                                  -----------   -----------
                                                                       $             $
Future tax assets
   Losses carried forward                                          14,000,000    15,000,000
   Capital assets                                                     173,000       150,000
   Research and development                                         4,000,000     3,400,000
                                                                  -----------   -----------
                                                                   18,173,000    18,550,000
Future tax liabilities
   Investment tax credits                                              64,000        64,000
                                                                  -----------   -----------
                                                                   18,109,000    18,486,000
Less: valuation allowance                                         (18,109,000)  (18,486,000)
                                                                  -----------   -----------
Net future income taxes                                                    --            --
                                                                  ===========   ===========

The Corporation has non-capital losses carried forward to reduce future taxable income for Canadian federal and provincial tax purposes as well as for American, British and German tax purposes of approximately $16,000,000 and $14,000,000, US$21,000,000, (pound)500,000 and (euro)3,500,000, respectively, expiring at various dates to 2021. In addition, the Corporation has unclaimed research and development expenditures carried forward of approximately $14,000,000, which can be used to reduce taxable income at any time in the future, and investment tax credits of approximately $2,800,000, which can be applied against future federal income taxes payable, expiring at various dates to 2017. The benefits of these items have not been recognized in the financial statements.

10 - COMMITMENTS

The Corporation is committed under operating leases through 2011 for the rental of buildings for a total amount of $1,090,005. The minimum payments due in each of the forthcoming years are as follows:

                                                                           $
                                                                       ---------
2008                                                                     407,498
2009                                                                     275,317
2010                                                                     244,314
2011                                                                     162,876
                                                                       ---------
                                                                       1,090,005
                                                                       =========

SAND TECHNOLOGY INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
July 31, 2007 and 2006
(In Canadian dollars)
--------------------------------------------------------------------------------

11 - SEGMENTED INFORMATION

The Corporation has two reportable geographic segments. Both the North American and European segments market the SAND Analytical Server and the SAND Searchable Archive. The accounting policies of the segments are the same as described in the summary of accounting policies. The Corporation evaluates segment performance based on income before taxes. Sales for each segment are based on the location of the third party customer. All intercompany transactions between segments have been eliminated.

                                      NORTH AMERICA      EUROPE         TOTAL
                                      -------------    ----------    ----------
                                            $               $             $
2007
   Revenue                                1,941,034     4,787,506     6,728,540
   Loss before income taxes              (3,789,146)    1,262,622    (2,526,524)
   Identifiable assets                      795,121     1,562,027     2,357,148
   Capital assets                           128,395        53,274       181,669
   Other assets                                  --       110,847       110,847
2006
   Revenue                                1,634,977     3,842,508     5,477,485
   Loss before income taxes              (3,924,363)       (2,558)   (3,926,921)
   Identifiable assets                    1,630,134     1,814,987     3,445,121
   Capital assets                           157,101        74,266       231,367
   Other assets                                  --       221,694       221,694
2005
   Revenue                                2,899,252     3,196,781     6,096,033
   Loss before income taxes              (5,965,661)   (1,397,393)   (7,363,054)
   Identifiable assets                    6,538,484     1,396,046     7,934,530
   Capital assets                           251,128        45,607       296,735
   Other assets                                  --       332,541       332,541

12 - SIGNIFICANT CUSTOMERS

For the year ended July 31, 2007, the Corporation generated approximately 12% and 14% of its revenue from two customers from Europe (10% from one customer in 2006 and 20% from two customers in 2005).

13 - FINANCIAL INSTRUMENTS

FAIR VALUE OF FINANCIAL INSTRUMENTS

The fair value of the short-term financial assets and liabilities approximates their carrying amount given that they will mature shortly.

SAND TECHNOLOGY INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
July 31, 2007 and 2006
(In Canadian dollars)
--------------------------------------------------------------------------------

13 - FINANCIAL INSTRUMENTS (CONTINUED)

CONCENTRATION OF CREDIT RISK

The financial instruments that potentially expose the Company to credit risk are primarily trade accounts receivable. As at July 31, 2007, one customer represented 52% (two customers represented 55% in 2006) of accounts receivable.

CURRENCY RISK

The Corporation operates internationally and is exposed to market risk principally due to changes in foreign currency rates. The Corporation does not hold any financial instruments that mitigate this risk.

As at July 31, 2007 and 2006, the Corporation's current assets and liabilities denominated in foreign currencies are as follows:

                                      2007                        2006
                            ------------------------    ------------------------
                             CURRENT       CURRENT       CURRENT       CURRENT
                              ASSETS     LIABILITIES      ASSETS     LIABILITIES
                            ---------    -----------    ---------    -----------
                                $             $             $              $
U.S. dollars                  386,956        239,049      115,133        226,494
Pounds sterling             1,038,036      1,007,192    1,379,555        912,955
Euros                         421,477        454,423      489,476        307,795

CORRESPONDING FIGURES

Certain figures for 2006 were reclassified to conform to the presentation adopted in 2007.

14 - RECONCILIATION OF RESULTS REPORTED IN ACCORDANCE WITH CANADIAN GENERALLY
     ACCEPTED ACCOUNTING PRINCIPLES (GAAP) TO U.S. GAAP AND OTHER SUPPLEMENTARY U.S. GAAP DISCLOSURES

Differences between Canadian and U.S. GAAP are not material in the Corporation's consolidated financial statements with the exception of the following:

STOCK-BASED COMPENSATION

In December 2004, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 123 (R), "Share-Based Payment", which is a revision of SFAS No. 123 and supersedes APB Opinion No. 25. SFAS No. 123 (R) requires all share-based payments to employees, including grants of employee stock options, to be valued at fair value on the date of grant and to be expensed over the applicable vesting period. Effective August 1, 2005, the Corporation adopted SFAS No. 123 (R) using the modified prospective transition method. Under this transition method, stock-based compensation is recognized for all stock-based awards granted on or after August 1, 2005. In addition, companies must also recognize compensation expense related to any awards that are not fully vested as of August 1, 2005. Compensation expense for the unvested awards are measured based on the fair value of the awards previously calculated in accordance with the provisions of SFAS No. 123.

The impact of adopting SFAS No. 123 (R) was to increase the stock-based compensation expense by $86,572 and $198,191 and increase net loss by the same amount in 2007 and 2006, respectively.

SAND TECHNOLOGY INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
July 31, 2007 and 2006
(In Canadian dollars)
--------------------------------------------------------------------------------

14 - RECONCILIATION OF RESULTS REPORTED IN ACCORDANCE WITH CANADIAN GENERALLY
     ACCEPTED ACCOUNTING PRINCIPLES (GAAP) TO U.S. GAAP AND OTHER SUPPLEMENTARY U.S. GAAP DISCLOSURES (CONTINUED)

SHARE PURCHASE WARRANTS

For Canadian GAAP purposes, share purchase warrants are classified and accounted for as equity on the Company's financial statements. The technical interpretation of U.S. GAAP, in accordance with SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities", currently requires share purchase warrants with an exercise price denominated in a currency other than its functional currency be classified and accounted for as a financial liability. The impact for fiscal year 2007 was to increase net loss by $311,433 and increase liabilities by the same amount, and decrease contributed surplus by $170,110.

The following table provides a reconciliation of the net loss and the contributed surplus and deficit under Canadian GAAP to U.S. GAAP:

                                                             2007           2006
                                                         -----------    -----------
                                                              $               $
Net loss in accordance with Canadian GAAP                 (2,526,524)    (3,926,921)
Additional compensation expense under SFAS No. 123 (R)       (86,572)      (198,191)
Mark-to-market loss on share purchase warrants              (311,433)
                                                         -----------    -----------
Net loss in accordance with U.S. GAAP                     (2,924,529)    (4,125,112)
                                                         ===========    ===========
Basic and diluted loss per share, U.S. GAAP                    (0.22)         (0.32)
                                                         ===========    ===========
Contributed surplus in accordance with Canadian GAAP         305,110        103,000
Additional compensation expense under SFAS No. 123 (R)        86,572        198,191
Share purchase warrants under Canadian GAAP                 (170,110)
                                                         -----------    -----------
Contributed surplus in accordance with U.S. GAAP             221,572        301,191
                                                         ===========    ===========
Deficit in accordance with Canadian GAAP                 (39,717,502)   (37,190,978)
Additional compensation expense under SFAS No. 123 (R)       (86,572)      (198,191)
Mark-to-market loss on share purchase warrants              (311,433)
                                                         -----------    -----------
Deficit in accordance with U.S. GAAP                     (40,115,507)   (37,389,169)
                                                         ===========    ===========

SAND TECHNOLOGY INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
July 31, 2007 and 2006
(In Canadian dollars)
--------------------------------------------------------------------------------

14 - RECONCILIATION OF RESULTS REPORTED IN ACCORDANCE WITH CANADIAN GENERALLY
     ACCEPTED ACCOUNTING PRINCIPLES (GAAP) TO U.S. GAAP AND OTHER SUPPLEMENTARY U.S. GAAP DISCLOSURES (CONTINUED)

The following items present other supplementary disclosures required under U.S. GAAP.

Accounts receivable are net of allowance for doubtful accounts of $9,068 (nil in 2006).

The amortization expense of contract costs for the next year will be $110,847.

Under U.S. GAAP, research and development investment tax credits (see Note 8) would be classified as a reduction of the income tax expense instead of a reduction of the related research and development expenses.

Under Canadian GAAP, future income taxes are calculated based on enacted or substantially enacted tax rates applicable to future years. Under U.S. GAAP, only enacted rates are used in the calculation of future income taxes. This difference in GAAP did not result in a difference in the financial position, results of operations or cash flows of the Corporation for the years presented.

COMPREHENSIVE INCOME

The Corporation has adopted SFAS No. 130, "Reporting Comprehensive Income", which establishes rules for the reporting and display of comprehensive income and its components. Comprehensive income is net income (loss), plus certain other items that are recorded directly to shareholders' equity such as foreign currency translation adjustment.

STOCK-BASED COMPENSATION

The Corporation accounts for its stock-based compensation for options granted prior to August 1, 2003 using the intrinsic value method prescribed by the Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees". U.S. GAAP required companies that follow this method to make pro-forma disclosures of net income and earnings per share, as if the fair value based methodology prescribed by SFAS No. 123, "Accounting for Stock-Based Compensation", had been applied for the periods presented. For options granted as of August 1, 2003, the Corporation has adopted the fair value method, on a prospective basis.

The following table presents net loss and net loss per share in accordance with U.S. GAAP on a pro-forma basis, giving effect to the pro-forma compensation expense relating to stock options granted to employees after July 1, 1994 and prior to August 1, 2003, in accordance with SFAS No. 123.

                                                                         2005
                                                                     ----------
                                                                          $
Net loss in accordance with U.S. GAAP, as reported                   (7,363,054)
Pro-forma expense                                                      (460,948)
                                                                     ----------
Pro-forma net loss                                                   (7,824,002)
                                                                     ==========
Pro-forma basic and diluted loss per share                                (0.61)
                                                                     ==========

SAND TECHNOLOGY INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
July 31, 2007 and 2006
(In Canadian dollars)
--------------------------------------------------------------------------------

14 - RECONCILIATION OF RESULTS REPORTED IN ACCORDANCE WITH CANADIAN GENERALLY
     ACCEPTED ACCOUNTING PRINCIPLES (GAAP) TO U.S. GAAP AND OTHER SUPPLEMENTARY U.S. GAAP DISCLOSURES (CONTINUED)

SFAS No. 123 requires that the pro-forma compensation expense be recognized over the service period based on the fair value of options granted to employees. The pro-forma compensation expense presented above has been estimated using the Black-Scholes option pricing model. In order to perform the calculation, the following weighted average assumptions were used for fiscal year 2003:

Dividend yield                                                                --
Volatility factor of the expected market price of the Corporation's
   common stock                                                              87%
Risk-free interest rate                                                     4.8%
Expected life                                                            7 years

ADOPTION OF NEW ACCOUNTING POLICIES

2006

ACCOUNTING FOR CONDITIONAL ASSET RETIREMENT OBLIGATIONS - AN INTERPRETATION OF FASB STATEMENT NO. 143

In March 2005, the FASB issued FASB Interpretation No. 47, "Accounting for Conditional Asset Retirement Obligations - An Interpretation of FASB Statement No. 143" (FIN 47), which required a company to recognize a liability for the fair value of a conditional asset retirement obligation when incurred if the liability's fair value can be reasonably estimated. FIN 47 is effective for fiscal years ending after December 15, 2005 and is required to be adopted by the Corporation in the first quarter of fiscal 2006. The adoption of FIN 47 did not have an impact on the Corporation's consolidated financial statements.

In December 2004, the FASB issued SFAS No. 153, "Exchanges of Non-monetary Assets - An Amendment of APB Opinion No. 29". This standard eliminates the exception from fair value measurement for non-monetary exchanges of similar productive assets. The standard is applicable for fiscal periods beginning after June 15, 2005. The adoption of SFAS No. 153 did not have an impact on the Corporation's consolidated financial statements.

In May 2005, the FASB issued SFAS No. 154, "Accounting Changes and Error Corrections", which replaces Accounting Principles Board Opinion No. 20, "Accounting Changes, and SFAS No. 3, Reporting Accounting Changes in Interim Financial Statements - An Amendment of APB Opinion No. 28". SFAS No. 154 provides guidance on the accounting for and reporting of accounting changes and error corrections. It establishes retrospective application, or the latest practicable date, as the required method for reporting a change in accounting principle and the reporting of a correction of an error. SFAS No. 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005 and is required to be adopted by the Corporation in the first quarter of fiscal 2007. The adoption of SFAS No. 154 did not have an impact on the Corporation's consolidated financial statements.

SAND TECHNOLOGY INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
July 31, 2007 and 2006
(In Canadian dollars)
--------------------------------------------------------------------------------

14 - RECONCILIATION OF RESULTS REPORTED IN ACCORDANCE WITH CANADIAN GENERALLY
     ACCEPTED ACCOUNTING PRINCIPLES (GAAP) TO U.S. GAAP AND OTHER SUPPLEMENTARY U.S. GAAP DISCLOSURES (CONTINUED)

In September 2006, the SEC released Staff Accounting Bulletin (SAB) 108, "Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements". SAB 108 expresses the SEC staff's views on the process of quantifying potential financial statement misstatements. In general, companies have used two common approaches to quantify errors. The SEC staff believes that registrants should quantify errors using both a balance sheet and an income statement approach (a "dual approach"). Thus companies must adjust the financial statements when either approach results in quantifying a misstatement that is deemed material after considering all relevant quantitative and qualitative factors. SAB 108 is effective for fiscal years ending after November 15, 2006. The adoption of the SAB 108 did not have any impact on the Corporation's consolidated financial statements.

RECENT PRONOUNCEMENTS

In June 2006, the FASB issued FIN 48, "Accounting for Uncertainty in Income Taxes - An Interpretation of FASB Statement No. 109". FIN 48 clarifies SFAS No. 109, "Accounting for Income Taxes", to indicate a criterion that an individual tax position would have to meet for some or all of the benefit of that position to be recognized in a company's financial statement. FIN 48 is effective for fiscal year beginning after December 15, 2006. The Corporation is currently evaluating the effect that the adoption of FIN 48 will have on its consolidated results of operations and financial condition.

In September 2006, in an effort to increase consistency and comparability in fair value measurements, the FASB recently issued SFAS No.157, "Fair Value Measurement", which defines fair value, establishes guidelines for measuring fair value and expands disclosures regarding fair value measurements. SFAS No. 157 does not require any new instruments to be recognized at fair value. SFAS No. 157 is effective for financial statements issued for fiscal year beginning after November 15, 2007. The Corporation is currently evaluating the effect that the adoption of SFAS No. 157 will have on its consolidated results.

In 2007, the FASB issued SFAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities", to address earning volatility caused by existing accounting standards that require related financial assets and liabilities to be measured using different measurement attributes (such as historical cost and fair value). Previously, companies could mitigate this accounting mismatch by applying complex hedge accounting. This statement is intended to improve financial reporting by giving all companies the option to recognize most financial assets and liabilities and certain items at fair value. SFAS No. 159 is effective as of the beginning of the first fiscal year that begins after November 15, 2007. The Corporation is currently evaluating if it's elected or not.

ITEM 19        EXHIBITS

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

     4.2(6)    Sand Technology Inc. 1996 Stock Option Plan as amended

     4.3(4) Agreement dated July 31, 2000 between the Registrant and Nucleus International Corporation

     4.4(3) Purchase and Sale Agreement dated July 31, 2003 between Sand Technology Inc. and ClarityBlue Holdings Limited

     4.5(3) Shareholder Rights Plan Agreement between Sand Technology Inc. and CIBC Mellon dated November 17, 2003

     4.6 Share Award Plan dated November 2, 2006 and Share Award Agreement thereunder

     4.7 Subscription Agreement dated April 23, 2007 between Sand Technology Inc. and Arthur Ritchie together with Warrant Agreement dated May 25, 2007

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

     15.1      Consents of Independent Registered Chartered Accountants

     15.2(6)   Amended and Restated Audit Committee Charter

     15.3(6) Governance, Nomination, Human Resources and Compensation Committee Charter

     15.4(3)   Board of Directors Charter

----------
(1) Incorporated by reference from the Registrant's Form 20-F Annual Report for the fiscal year ending July 31, 1996.

(2) Incorporated by reference from Amendment No. 1 to the Registrant's Form F-2 Registration Statement (333-12216) filed on August 18, 2000.

(3) Incorporated by reference from the Registrant's Form 20-F Annual Report for the fiscal year ending July 31, 2003.

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

                                          SAND TECHNOLOGY INC.


                                          /s/ Arthur G. Ritchie
                                          --------------------------------------
January 29, 2008                          Arthur G. Ritchie
                                          Chairman of the Board,
                                          President and Chief Executive Officer