Form 20-F
period 2008-07-31
SAND TECHNOLOGY INC
filed 2008-12-12
CIK 753050

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 20-F

/ / REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

                                       OR

/X/ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

     For the fiscal year ended July 31, 2008

                                       OR

/ / TRANSITIONAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

                                       OR

/ / SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report...............

                         Commission File Number 0-14884

                                    [GRAPHIC]

                              Sand Technology Inc.
              (FORMERLY SAND TECHNOLOGY SYSTEMS INTERNATIONAL INC.)

             (Exact name of registrant as specified in its charter)

                                     CANADA
                 (Jurisdiction of incorporation or organisation)

                          215 REDFERN AVENUE, SUITE 410
                        WESTMOUNT, QUEBEC, CANADA H3Z 3L5
                    (Address of principal executive offices)

                                SEBASTIEN VEZINA
                                1 (514) 877-2964
                                1 (514) 871-8977
                              svezina@lavery.qc.ca
                         1 PLACE VILLE MARIE, SUITE 4000
                        MONTREAL, QUEBEC, CANADA H3B 4M4
               (Name, Telephone, Email and/or Facsimile number and
                       Address of Company Contact Person)

     Securities registered or to be registered pursuant to Section 12(b) of the Act

        Title of each class           Name of each exchange on which registered

               NONE                                     N/A

     Securities registered pursuant to Section 12(g) of the Act.

                              CLASS A COMMON SHARES

     Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

                                      NONE

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report.

                        14,318,189 CLASS A COMMON SHARES

Indicate by check mark if the registrant is a well-known seasoned issuer, as
defined in Rule 405 of the Securities Act                         / / Yes /X/ No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15 (d) of
the Securities Exchange Act of 1934.                              / / Yes /X/ No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing
requirements for the past 90 days.                                /X/ Yes / / No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of "accelerated filer and large accelerated filer" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer / /   Accelerated filer / /   Non-accelerated filer /X/

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP / /  International Financial Reporting Standards as issued   Other /X/
               By the International Accounting Standards Board / /

Indicate by check mark which financial statement item the registrant has elected to follow.

                                                       Item 17 / /  Item 18 /X/

If this is an annual report, indicate by check mark whether the registrant is a
shell company (as defined in Rule 12b-2 of the Exchange Act).     / / Yes /X/ No

                              SAND TECHNOLOGY INC.
                                TABLE OF CONTENTS

   ITEM 1.    IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS...............................................3
   ITEM 2.    OFFER STATISTICS AND EXPECTED TIMETABLE.............................................................3
   ITEM 3.    KEY INFORMATION.....................................................................................3
      A.   SELECTED FINANCIAL DATA................................................................................3
      B.   CAPITALIZATION AND INDEBTEDNESS........................................................................6
      C.   REASONS FOR THE OFFER AND USE OF PROCEEDS..............................................................6
      D.   RISK FACTORS...........................................................................................6
   ITEM 4.    INFORMATION ON THE COMPANY.........................................................................18
      A.   HISTORY AND DEVELOPMENT OF THE COMPANY................................................................18
      B.   BUSINESS OVERVIEW.....................................................................................19
      C.   ORGANIZATIONAL STRUCTURE..............................................................................23
      D.   PROPERTY, PLANTS AND EQUIPMENT........................................................................24
   ITEM 4A.      UNRESOLVED STAFF COMMENTS.......................................................................24
   ITEM 5.    OPERATING AND FINANCIAL REVIEW AND PROSPECTS.......................................................24
      A.   OPERATING RESULTS.....................................................................................24
      B.   LIQUIDITY AND CAPITAL RESOURCES.......................................................................29
      C.   RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES, ETC...................................................31
      D.   TREND INFORMATION.....................................................................................31
   ITEM 6.    DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES.........................................................32
      A.   DIRECTORS AND SENIOR MANAGEMENT.......................................................................32
      B.   COMPENSATION..........................................................................................34
      C.   BOARD PRACTICES.......................................................................................38
      D.   EMPLOYEES.............................................................................................42
      E.   SHARE OWNERSHIP.......................................................................................43
   ITEM 7.    MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS..................................................46
      A.   MAJOR SHAREHOLDERS....................................................................................46
      B.   RELATED PARTY TRANSACTIONS............................................................................47
      C.   INTERESTS OF EXPERTS AND COUNSELS.....................................................................48
   ITEM 8.    FINANCIAL INFORMATION..............................................................................48
      A.   CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION...............................................48
      B.   SIGNIFICANT CHANGES...................................................................................48
   ITEM 9.    THE OFFER AND LISTING..............................................................................48
      A.   OFFER AND LISTING DETAILS.............................................................................48
      B.   PLAN OF DISTRIBUTION..................................................................................49
      C.   MARKETS...............................................................................................49
      D.   SELLING SHAREHOLDERS..................................................................................49
      E.   DILUTION..............................................................................................50
      F.   EXPENSES OF THE ISSUE.................................................................................50
   ITEM 10.      ADDITIONAL INFORMATION..........................................................................50
      A.   SHARE CAPITAL.........................................................................................50
      B.   MEMORANDUM AND ARTICLES OF INCORPORATION..............................................................50
      C.   MATERIAL CONTRACTS....................................................................................56
      D.   EXCHANGE CONTROLS.....................................................................................56
      E.   TAXATION..............................................................................................58
      F.   DIVIDENDS AND PAYING AGENTS...........................................................................62
      G.   STATEMENTS BY EXPERTS.................................................................................62
      H.   DOCUMENTS ON DISPLAY..................................................................................62
      I.   SUBSIDIARY INFORMATION................................................................................62
   ITEM 11.      QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK......................................62
   ITEM 12.      DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES..........................................63

PART II..........................................................................................................63

   ITEM 13.      DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES.................................................63
   ITEM 14.      MATERIAL MODIFICATIONS TO THE RIGHT OF SECURITY HOLDERS AND USE OF PROCEEDS.....................63
   ITEM 15.      CONTROLS AND PROCEDURES.........................................................................63
      A.   DISCLOSURE CONTROLS AND PROCEDURES....................................................................63
      B.   MANAGEMENT'S ANNUAL REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING...............................63
   ITEM 16A.     AUDIT COMMITTEE FINANCIAL EXPERT................................................................64
   ITEM 16B.     CODE OF ETHICS..................................................................................64
   ITEM 16C.     PRINCIPAL ACCOUNTANT FEES AND SERVICES..........................................................65
   ITEM 16D.     EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES......................................66
   ITEM 16E.     PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS..........................66

PART III.........................................................................................................66

   ITEM 17.      FINANCIAL STATEMENTS............................................................................66

ITEM 18.      FINANCIAL STATEMENTS...............................................................................66

   ITEM 19.      EXHIBITS........................................................................................67

            CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

Certain statements contained in this Annual Report on Form 20-F (the "Report") are "forward-looking statements" within the meaning of the United States Securities Act of 1933 and of the United States Securities Exchange Act of 1934 (the "Exchange Act"). The forward-looking statements are intended to be subject to the safe harbour protection provided by these Acts. We have based these forward-looking statements on our current expectations and projections about future results, levels of activity, events, trends or plans. Such forward-looking statements are not guarantees and are subject to known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Sand Technology Inc. ("SAND" or the "Company") to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as "guidance", "may", "will", "should", "could", "would", "expect", "plan", "anticipate", "believe", "estimate", "continue", or the negative of such terms or other similar expressions. All forward-looking statements included in this discussion are based on current expectations and on information available to us on November 18, 2008. For a more detailed discussion of these risks and uncertainties and other business risks, see Item 3 - "Risk Factors" and Item 5 - "Trend Information". Although the Company has attempted to identify important risks and factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors and risks that cause actions, events or results not to be as anticipated, estimated or intended. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date made. Except as required by applicable laws, we undertake no obligation to publicly release the result of any revision of these forward-looking statements to reflect events or circumstances after the date they are made or to reflect the occurrence of unanticipated events.

                                      * * *

     SAND Technology, N-Vector, Sand Online and Nucleus are registered trademarks, and SAND/DNA, SAND/DNA Access, SAND DNA Analytics, SAND Dynamic Nearline Access, SAND Dynamic Nearline Analytics, SAND Dynamic Nearline Architecture, SAND Analytic Server, SAND Searchable Archive and all related SAND
- and Nucleus-based marks and designs are trademarks of the Company. All other trademarks are the property of their respective owners. All other product and service names mentioned are the trademarks of their respective companies.

ITEM 1.  IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

Not applicable.

ITEM 2.  OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.  KEY INFORMATION

A.   SELECTED FINANCIAL DATA

     The following table sets forth selected consolidated financial information with respect to SAND for the five (5) years ended July 31, 2008 and is extracted in part from the consolidated financial statements that have been audited by our auditors, Raymond Chabot Grant Thornton LLP for the fiscal years ended July 31, 2008 (included herein at Item 18), July 31, 2007 and July 31, 2006 and Deloitte & Touche LLP for the fiscal years ended July 31, 2005 and July 31, 2004. The information set forth below is not necessarily indicative of the results of future operations and should be read in conjunction with and is qualified in its enterity by the consolidated financial statements included in Item 18.

     This selected financial data has been prepared in accordance with Canadian generally accepted accounting principles ("Canadian GAAP") which differs in many respects from generally accepted accounting principles in the United States ("U.S. GAAP"). A discussion of differences between Canadian GAAP and U.S. GAAP is contained in Note 16 to the audited consolidated financial statements. Any monetary figure included in this Report is presented consistent with Canadian GAAP except where otherwise indicated.

     The selected financial data set forth below is stated in thousands of Canadian dollars (except per share amounts).

            FIVE YEAR COMPARATIVE SUMMARY OF SELECTED FINANCIAL DATA

     (EXPRESSED IN THOUSANDS OF CANADIAN DOLLARS UNLESS OTHERWISE INDICATED)
                       (IN ACCORDANCE WITH CANADIAN GAAP)

YEARS ENDED JULY 31                                      2008            2007            2006            2005            2004
-----------------------------------------------------------------------------------------------------------------------------
OPERATING RESULTS
-----------------------------------------------------------------------------------------------------------------------------
Revenue                                          $      6,998    $      6,729           5,477    $      6,096    $      5,349
-----------------------------------------------------------------------------------------------------------------------------
Research and Development Costs                   $     (1,972)   $     (2,215)   $     (2,442)   $     (3,272)   $     (3,309)
-----------------------------------------------------------------------------------------------------------------------------
Selling, General and Administrative Expenses     $     (4,412)   $     (5,100)   $     (5,221)   $     (8,318)   $     (7,605)
-----------------------------------------------------------------------------------------------------------------------------
Amortization                                     $       (187)   $       (201)   $       (248)   $       (277)   $       (242)
-----------------------------------------------------------------------------------------------------------------------------
Cost of Sales and Product Support                $     (1,470)   $     (1,667)   $     (1,554)   $     (1,754)   $     (1,652)
-----------------------------------------------------------------------------------------------------------------------------
Loss from Operations                             $     (1,043)   $     (2,454)   $     (3,988)   $     (7,525)   $     (7,459)
-----------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------
Other Income (Expense)                           $       (229)   $        (72)   $         61    $        162    $        329
-----------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------
Equity and Gain on Sale of Subsidiaries                   N/A             N/A             N/A             N/A             N/A
-----------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------
Net Income (Loss)                                $     (1,272)   $     (2,526)   $     (3,927)   $     (7,363)   $     (7,130)
-----------------------------------------------------------------------------------------------------------------------------

FINANCIAL POSITION
-----------------------------------------------------------------------------------------------------------------------------
Working Capital                                  $         85    $        238    $      1,852    $      5,820    $     13,274
-----------------------------------------------------------------------------------------------------------------------------
Total Assets                                     $      2,803    $      2,357    $      3,445    $      7,935    $     15,991
-----------------------------------------------------------------------------------------------------------------------------
Total Liabilities                                $      4,063    $      3,239    $      2,508    $      3,100    $      3,632
-----------------------------------------------------------------------------------------------------------------------------
Capital Stock                                    $     38,530    $     38,530    $     38,024    $     38,024    $     38,557
-----------------------------------------------------------------------------------------------------------------------------
Shareholders' Equity (Deficit)                   $     (1,260)   $       (882)   $        937    $      4,835    $     12,359
-----------------------------------------------------------------------------------------------------------------------------
Basic and Diluted Weighted Average Number of
  Shares Outstanding                               14,318,189      13,094,288      12,818,189      12,860,438      13,079,649
-----------------------------------------------------------------------------------------------------------------------------

PER SHARE DATA (IN DOLLARS PER SHARE)

Net Loss Per Share (Basic and dilutive)          $      (0.09)   $      (0.19)   $      (0.31)   $      (0.57)   $      (0.55)
-----------------------------------------------------------------------------------------------------------------------------

The same data, presented in conformity with U.S. GAAP is shown in the following table:

            FIVE YEAR COMPARATIVE SUMMARY OF SELECTED FINANCIAL DATA

     (EXPRESSED IN THOUSANDS OF CANADIAN DOLLARS UNLESS OTHERWISE INDICATED)
                (IN ACCORDANCE WITH U.S. GAAP)

YEARS ENDED JULY 31                                      2008            2007            2006            2005            2004
-----------------------------------------------------------------------------------------------------------------------------
OPERATING RESULTS
-----------------------------------------------------------------------------------------------------------------------------
Revenue                                          $      6,998    $      6,729           5,477    $      6,096    $      5,349
-----------------------------------------------------------------------------------------------------------------------------
Research and Development Costs                   $     (1,972)   $     (2,215)   $     (2,442)   $     (3,272)   $     (3,309)
-----------------------------------------------------------------------------------------------------------------------------
Selling, General and Administrative Expenses     $     (4,698)   $     (5,498)   $     (5,419)   $     (8,318)   $     (7,605)
-----------------------------------------------------------------------------------------------------------------------------
Amortization                                     $       (187)   $       (201)   $       (248)   $       (277)   $       (242)
-----------------------------------------------------------------------------------------------------------------------------
Cost of Sales and Product Support                $     (1,470)   $     (1,667)   $     (1,554)   $     (1,754)   $     (1,652)
-----------------------------------------------------------------------------------------------------------------------------
Loss from Operations                             $     (1,329)   $     (2,852)   $     (4,186)   $     (7,525)   $     (7,459)
-----------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------
Other Income (Expense)                           $       (229)   $        (72)   $         61    $        162    $        329
-----------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------
Equity and Gain on Sale of Subsidiaries                   N/A             N/A             N/A             N/A             N/A
-----------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------
Net Income (Loss)                                $     (1,558)   $     (2,924)   $     (4,125)   $     (7,363)   $     (7,130)
-----------------------------------------------------------------------------------------------------------------------------

FINANCIAL POSITION
-----------------------------------------------------------------------------------------------------------------------------
Working Capital                                  $         85    $        238    $      1,852    $      5,820    $     13,274
-----------------------------------------------------------------------------------------------------------------------------
Total Assets                                     $      2,803    $      2,357    $      3,445    $      7,935    $     15,991
-----------------------------------------------------------------------------------------------------------------------------
Total Liabilities                                $      5,387    $      3,550    $      2,508    $      3,100    $      3,632
-----------------------------------------------------------------------------------------------------------------------------
Capital Stock                                    $     38,530          38,530          38,024          38,024          38,557
-----------------------------------------------------------------------------------------------------------------------------
Shareholders' Equity (Deficit)                   $     (2,584)   $     (1,193)   $        937    $      4,835    $     12,359
-----------------------------------------------------------------------------------------------------------------------------
Basic and Diluted Weighted Average Number
  of Shares Outstanding                            14,318,189      13,094,288      12,818,189      12,860,438      13,079,649
-----------------------------------------------------------------------------------------------------------------------------

PER SHARE DATA (IN DOLLARS PER SHARE)
-----------------------------------------------------------------------------------------------------------------------------
Net Loss Per Share (Basic and dilutive)          $      (0.11)   $      (0.22)   $      (0.32)   $      (0.57)   $      (0.55)
-----------------------------------------------------------------------------------------------------------------------------

As of November 18, 2008, the Company had 14,318,189 common shares outstanding. Each common share entitles its holder to one vote.

        DISCLOSURE OF THE EXCHANGE RATE WITH FINANCIAL REPORTING CURRENCY

FOREIGN
EXCHANGE RATE
CANADIAN TO                 FISCAL                Fiscal               Fiscal                Fiscal               Fiscal
US DOLLAR:                   2008                  2007                 2006                  2005                 2004
-----------------------------------------------------------------------------------------------------------------------------
Average                     1.0352                1.1258               1.1551                1.2418               1.3381
-----------------------------------------------------------------------------------------------------------------------------
High/low                1.0755 / 0.7695      1.1853 / 1.0372       1.2187 / 1.0990      1.3326 / 1.1774       1.4099 / 1.2692
-----------------------------------------------------------------------------------------------------------------------------

MONTH ENDED                                HIGH                   LOW
----------------------------------------------------------------------------
November 18, 2008                         0.8713                0.8033
----------------------------------------------------------------------------
October 31, 2008                          0.9447                0.7695
----------------------------------------------------------------------------
September 30, 2008                        1.0796                1.0338
----------------------------------------------------------------------------
August 30, 2008                           1.0678                1.0253
----------------------------------------------------------------------------
July 31, 2008                             1.0261                1.0016
----------------------------------------------------------------------------
June 30, 2008                             1.0282                0.9942
----------------------------------------------------------------------------
May 31, 2008                              1.0189                0.9844
----------------------------------------------------------------------------

MONTH                                    MONTHLY AVERAGE
--------------------------------------------------------------
October 2008                                 1.1848
--------------------------------------------------------------
September 2008                               1.0583
--------------------------------------------------------------
August 2008                                  1.0544
--------------------------------------------------------------
July 2008                                    1.0127
--------------------------------------------------------------
June 2008                                    1.0157
--------------------------------------------------------------
May 2008                                     0.9995
--------------------------------------------------------------

On November 18, 2008, the noon buying rate for US$1.00 was CAN$1.2239.

     SUMMARY OF DIFFERENCES BETWEEN US AND CANADIAN GAAP

     A reconciliation of the differences between generally accepted accounting principles in the United States and Canada is presented in Note 16 of the consolidated financial statements stated in Item 18.

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

        RISKS SPECIFIC TO THE COMPANY:

        RISKS ASSOCIATED WITH OUR FINANCIAL RESULTS

        HISTORY OF LOSSES - WE HAVE A HISTORY OF LOSSES AND MAY INCUR FUTURE LOSSES.

        RISK:

        We have incurred the following net losses between the financial years 2004 and 2008:

         2004                           $ (7,129,930)
         ---------------------------------------------
         2005                           $ (7,363,054)
        ----------------------------------------------
         2006                           $ (3,926,921)
        ----------------------------------------------
         2007                           $ (2,526,524)
        ----------------------------------------------
         2008                           $ (1,271,950)
        ----------------------------------------------

   We may continue to experience substantial losses in the future. Because we have not been profitable, we have had to fund our losses through raising additional capital by way of a private placement of convertible debentures and a loan from a major shareholder.

     FACTORS:

     (i) Our losses could continue for the future years as we continue to develop market awareness and acceptance of our products, expand the scope of our operations, respond to competitive developments, continue to attract, retain and motivate qualified personnel, and continue to commercialize products incorporating advanced technologies.

     (ii) Our ability to achieve and maintain profitability and positive cash flow will depend on our ability to generate sufficient revenues, including locating sufficient customers who will purchase our products and use our services.

     IMPACT:

     If our revenues grow more slowly or if our operating expenses are higher than expected, we will not achieve profitability, in which case our financial conditions will suffer. We cannot assure you that we will be successful in addressing these risks, and the failure to do so would have a material adverse effect on our business, operating results and financial condition.

     INSUFFICIENT CAPITAL - WE NEED TO RAISE ADDITIONAL CAPITAL TO FUND OUR OPERATIONS.

     RISK:

     We need to raise additional capital to fund our operating expenses. Our ability to obtain financing will depend, among other things, on our development efforts, business plan, operating performance and the condition of the capital markets at the time we seek financing. There can be no assurance that additional financing will be available on favourable terms when required, or at all.Given the current global financial crisis, it will be very difficult to raise additional funds through private placement or the market, except through an increase in loans from a major shareholder.

     FACTORS:

     (i) In order to continue operations and to help ensure that we would have sufficient capital to take advantage of our core business opportunities, we have taken significant actions to reduce our operating expenses. However, most of our current operating expenses, such as employee compensation and lease payments for facilities and equipment, are relatively stable, and these expense levels are based in part on our expectations regarding future revenues.

     (ii) As a result, our failure to increase our revenues will negatively impact our financial results. We then would not have sufficient capital to fund our operations, unless we can obtain such capital from external sources.

     IMPACT:

     (i) Such outcome could adversely impact our ability to respond to competitive pressures or could prevent us from conducting all or a portion of our current and planned operations. We may need to undertake additional measures to reduce our operating expenses in the future.

     (ii) Our consolidated financial statements are prepared on a "going concern" basis, meaning that the carrying amounts of assets, liabilities, revenues and expenses presented in our financial statements and the balance sheet classification have not been adjusted as they would be required if the going concern assumptions was not appropriate.

     QUARTERLY FLUCTUATIONS - FLUCTUATIONS IN OUR REVENUES AND OPERATING RESULTS MAY AFFECT OUR CASH RESOURCES AND RESULT IN WIDE FLUCTUATIONS IN THE MARKET PRICE OF OUR STOCK.

     RISK:

     Our quarterly and operating results are difficult to predict, have fluctuated in the past, and may fluctuate in the future.

     FACTORS:

     Our quarterly results are affected by a number of factors, many of which are outside our control. In particular, we depend on customers to demand our technology which may be dependant on their systems integrators' roadmaps for the enterprise-wide implementation of business intelligence. In other circumstances, we depend on customers to adopt our technology which may be delayed due to internal plans and budgets.

     IMPACT:

     (i) As a result, we may not be able to accurately predict our necessary cash expenditures during each quarter or obtain timely financing to cover any shortfalls.

     (ii) We also believe that period-to-period comparisons of our operating results are not meaningful and that one should not rely on any such comparisons as an indication of our future performance. It is possible that our operating results in some quarters will be below market expectations. This may cause the market price of our common shares to decline. When the market price of a company's stock drops significantly, shareholders often institute securities class action lawsuits against that company. A lawsuit against us could cause us to incur substantial costs and could divert management's attention from our business.

     RISKS ASSOCIATED WITH OUR BUSINESS AND OPERATIONS

     SALES CYCLE - OUR PRODUCT SALES CYCLE IS LENGTHY.

     RISK:

     The purchase of our products often requires significant, executive-level investment and system design decisions by our customers. Sales take a long time to conclude because we must provide a significant level of education about the use and benefits of our products.

     FACTORS:

     (i) We believe that many companies are not yet fully aware of the benefits of enterprise-wide business intelligence solutions, nor have such companies yet deployed business intelligence solutions on an enterprise-wide basis.

     (ii) Accordingly, the sales cycle associated with the purchase of our SAND/DNA Analytics products and our SAND/DNA Access products is typically three to twelve months in length. During this period, a potential sale is subject to a number of significant risks over which we have little or no control, including customers' budgeting constraints and internal acceptance review procedures including, in some instances, approval by the board of directors of the customer.

     IMPACT:

     Based in part upon, among other things, our lengthy sales cycle, the timing of sales is difficult to predict and our earnings and operating results could vary significantly from quarter to quarter during our current fiscal year. As a result of the long sales cycle, it takes us a substantial amount of time to generate revenue from our sales effort.

     MANAGING GROWTH - IF WE FAIL TO MANAGE OUR FUTURE GROWTH EFFECTIVELY, WE MAY NOT BE ABLE TO MARKET AND SELL OUR PRODUCTS AND SERVICES SUCCESSFULLY.

     RISK:

     Our future operating results also depend to a large extent on our management's ability to plan and direct our growth successfully, including training our sales personnel to become productive and generate revenue, forecasting revenue, controlling expenses, addressing new markets and maintaining our research and development efforts.

     FACTORS:

     (i) We are moving to secure and maintain effective partnerships with SYSTEMS INTEGRATORS AND APPLICATION VENDORS which may take some time to mature into predictable revenue producers.

     (ii) Competition for qualified SALES PERSONNEL is strong. Many of our competitors have substantially greater resources than us to hire qualified sales personnel. In addition, turnover among our sales force tends to slow sales efforts until replacement personnel are recruited and trained.

     (iii) Our success in maintaining our INDIRECT CHANNELS, including value-added resellers, resellers and distributors is important to our ability to achieve revenue growth and improved operating margins on product sales.

     IMPACT:

     (i) Our prospects with SYSTEMS INTEGRATORS AND APPLICATION VENDORS are difficult to predict and may change rapidly. You should consider the risks, expenses and difficulties that we may encounter or incur as a company operating in a rapidly evolving market. Our business strategy may not be successful, and we may not successfully address these risks.

     (ii) We may not be able to attract and retain the SALES AND MARKETING PERSONNEL we desire, even after spending significant resources to do so, and the failure to do so could have a material adverse effect on our business, operating results and financial condition.

     (iii) Despite the fact that we continue to invest resources to develop our INDIRECT CHANNELS, we may not be able to continue to attract and retain additional companies in our indirect channels that will be able to market our products effectively and will be qualified to provide timely and cost-effective customer support and services. In addition, our agreements with companies in our indirect channels do not restrict such companies from distributing competing products, and in many cases, these agreements may be terminated by either party without cause. We may not be able to successfully expand our sales through indirect channels, and failure to do so could have a material adverse effect on our business, operating results and financial condition.

     RISKS WHICH MAY AFFECT THE VALUE OF OUR SECURITIES

     VOLATILITY IN STOCK PRICE - THE PRICE OF OUR CLASS A COMMON SHARES ON THE OTC BULLETIN BOARD MAY BE VOLATILE AND COULD FLUCTUATE SUBSTANTIALLY.

     RISK:

     Our Class A Common Shares are currently listed on the OTC Bulletin Board (the "OTC-BB") under the symbol SNDTF.OB. Our share price, which has ranged from a low of US$0.31 to a high of US$0.85 during the twelve-month period ended July 31, 2008, could continue to be subject to wide fluctuations.

     FACTORS:

     (i) The volume of trading in our Class A Common Shares on the OTC-BB has not been substantial. As a result, even small dispositions or acquisitions of our Class A Common Shares in the public market could cause the market price to fall or increase substantially.

     (ii) Our share price could also be subject to wide fluctuations in response to broad market and industry factors, actual or anticipated variations in quarterly operating results, volatile economic conditions, new products offered by us or our competitors, changes in financial estimates by securities analysts and other events or factors that may be beyond our control.

     IMPACT:

     When the market price of a company's stock drops significantly, shareholders often institute securities class action lawsuits against that company. A lawsuit against us could cause us to incur substantial costs and could divert management's attention from our business.

     SALES OF SHARES - FUTURE SALES OF OUR COMMON SHARES IN THE PUBLIC MARKET COULD ADVERSELY AFFECT OUR SHARE PRICE.

     RISK:

     We are authorized to issue an unlimited number of Class A Common Shares, of which 14,318,189 shares are outstanding as of November 18, 2008, and we have reserved an additional 5,158,561 Class A Common Shares for future issuance. We have granted rights to purchase 963,500 Class A Common Shares to directors, officers, employees and consultants upon the exercise of options at prices ranging from US$0.69 to US$6.28 per share. In addition, we have reserved another 4,195,061 Class A Common Shares for future issuance upon exercise of all outstanding share purchase warrants and upon conversion of all outstanding convertible debentures.

     IMPACT:

     (i) The issuance of these authorized or reserved shares could substantially dilute the equity interest of our existing shareholders and could result in a significant decrease to the market price of our Class A Common Shares.

     (ii) The issuance of shares under the exercise of options could also dilute the equity interest of our existing shareholders and could result in a significant decrease to the market price of our Class A Common Shares.

     CONCENTRATED OWNERSHIP - EXISTING SHAREHOLDERS CONTINUE TO EXERCISE EFFECTIVE CONTROL OVER US.

     RISK:

     Our senior management and directors, together with entities affiliated with those individuals, beneficially own approximately 41.28% of our Class A Common Shares. Arthur G. Ritchie, President, Chief Executive Officer and the Chairman of the board of directors of SAND, beneficially owns approximately 25.13% of SAND's Class A Common Shares. The Estate of Jerome Shattner (Jerome Shattner was the late Executive Vice President of the Company), beneficially owns 7.31% of our Class A Common Shares,

Thomas M. O'Donnell, director of SAND, beneficially owns 5.49% of our Class A Common Shares while George Wicker, a director of SAND, beneficially owns 1.92% of our Class A Common Shares.

     IMPACT:

     These shareholders may, as a practical matter, continue to be able to control the election of a majority of the directors of SAND and the determination of many corporate actions. This concentration of ownership could also have the effect of delaying or preventing a change in control of SAND.

     CLASS B SHARES - OUR ABILITY TO ISSUE CLASS B SHARES COULD MAKE IT MORE DIFFICULT FOR A THIRD PARTY TO ACQUIRE US TO THE DETRIMENT OF HOLDERS OF CLASS A COMMON SHARES.

     RISK:

     Our articles of incorporation provide for an unlimited number of Class B Shares which, if ever they are issued, may make it difficult for a third party to acquire control of us, even if a change in control would be beneficial to our shareholders.

     IMPACT:

     Our board has the authority to attach special rights, including voting or dividend rights, to the Class B Shares. However, the voting rights of a Class B Share cannot exceed those of a Class A Common Share. Class B shareholders who possess these rights could make it more difficult for a third party to acquire our Company.

     RISKS COMMON TO THE INDUSTRY:

The following risks are common to companies of the same profile as SAND and in the similar industry as the one that SAND operates in.

     TECHNOLOGY RISKS

     ADOPTION RISK - WE DEPEND ON ENTERPRISES TO ADOPT ENTERPRISE-WIDE IMPLEMENTATION OF BUSINESS INTELLIGENCE.

     RISK:

     We are focusing our selling efforts increasingly on larger, enterprise-wide implementations of our SAND/DNA Product Suite and we expect such sales to constitute an increasing portion of any future revenue growth. To date, our selling efforts have resulted in limited enterprise-wide implementations of our SAND/DNA Product Suite.

     IMPACT:

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

     RAPIDLY CHANGING TECHNOLOGY RISK - WE DEPEND ON ENTERPRISES TO ADOPT OUR TECHNOLOGY.

     RISK:

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

     IMPACT:

     (i) As a result, the life cycle of our products is difficult to estimate. We attempt to establish and maintain partner alliances with influential companies in a variety of core technology areas to help us successfully respond to changing technology, identify new product opportunities, or develop and bring new products to market in a timely and cost-effective manner. Our failure to establish such alliances could have a material adverse effect on our business, operating results and financial condition.

     (ii) We have in the past experienced delays in software development and there can be no assurance that we will not experience delays in connection with our current or future product development activities. Our failure, for technological or other reasons, to develop and introduce new products and product enhancements on a timely basis could have a material adverse effect on our business, operating results and financial condition.

     (iii) In addition, we or our competitors may announce enhancements to existing products, or new products that have the potential to supplant or provide lower cost alternatives to our existing products. The introduction of such enhancements or new products could render our existing products obsolete and unmarketable. Furthermore, introduction by us of products with reliability, quality or compatibility problems could result in reduced orders, delays in collecting accounts receivable, and additional service costs. The failure to introduce a new product or product enhancement on a timely basis could delay or hinder market acceptance. Research and development efforts may require us to expend significant capital and other resources. Any such event could have a material adverse effect on our business, operating results and financial condition.

     COMPLEXITY OF PRODUCTS - OUR SOLUTIONS ARE HIGHLY TECHNICAL AND ANY UNDETECTED SOFTWARE ERRORS, FAILURES OR VIRUSES IN OUR PRODUCTS MAY BE SUBJECT TO PRODUCT LIABILITY CLAIMS FOR SUCH DEFECTS.

     RISK:

     Despite our testing of new products and their use by current and potential customers when first introduced or when new enhancements are released, we cannot assure you that there will be no defects or errors in new products or enhancements in our commercial shipments.

     IMPACT:

     (i) Although we have not experienced material adverse effects resulting from any such defects and errors to date, we cannot assure you that defects and errors will not be found in new products or enhancements, resulting in a loss of revenues, delay in market acceptance or damage to our reputation, which could have a material adverse effect upon our business, operating results and financial condition.

     (ii) While our license agreements with our customers typically contain provisions designed to limit our exposure for potential claims based on errors or malfunctions of our products, these provisions may not be effective under the laws of certain jurisdictions. Although we have not experienced any product liability claims to date, the sale and support of our products entails the risk of such claims. Although we carry insurance against product liability risks, we cannot assure you that such insurance would be adequate to cover a potential claim. A product liability claim brought against us could have a material adverse effect on our business, operating results and financial condition.

     PROPRIETARY RIGHTS - THERE IS LIMITED PROTECTION OF OUR PROPRIETARY RIGHTS.

     RISK:

     We currently rely primarily on a combination of copyright and trademark laws, patents, trade secrets, confidentiality procedures and contractual provisions to protect our proprietary rights. We seek to protect our software, documentation and other written materials under trade secret and copyright laws, which afford only limited protection. We currently have nine United States patents and thirty-two foreign patents. We cannot assure you that our patents will not be invalidated, circumvented or challenged, or that the rights granted under our patents will provide competitive advantages to us. Others may develop technologies that are similar or superior to our technology or design around any patent that may be owned by us.

     IMPACT:

     (i) Despite our efforts to protect our proprietary rights, unauthorized parties may attempt to copy aspects of our products or to obtain and use information we regard as proprietary. Policing unauthorized use of our products is difficult, and while we are unable to determine the extent to which piracy of our software products exists, we expect software piracy to be a persistent problem.

     (ii) In addition, the laws of some foreign countries do not protect our proprietary rights as fully as do the laws of the United States and Canada. There can be no assurance that our means of protecting our proprietary rights in North America or abroad will be adequate. We have entered into source code escrow agreements with a number of our customers and indirect channel partners requiring release of source code under certain conditions. The provision of source code escrows may increase the likelihood of misappropriation by third parties. Although we are not currently aware of any claims asserted by third parties that we infringe on their intellectual property, we expect that in the future software product developers will increasingly be subject to infringement claims as the number of products and competitors in our industry segment grows and the functionality of products in different industry segments overlaps. Any such claims, with or without merit, could be time consuming to defend, result in costly litigation, divert management's attention and resources, cause product shipment delays or require us to enter into royalty or licensing agreements which may not be available on terms acceptable to us, if at all. In the event of a successful claim of product infringement against us and our failure or inability to license the infringed or similar technology, our business, operating results and financial condition could be materially adversely affected.

     THIRD PARTY SOFTWARE USE - THERE MAY BE LIMITED SUPPORT OF THIRD PARTY SOFTWARE.

     RISK:

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

     IMPACT:

     Our inability to obtain or maintain any such software licenses could result in shipment delays or reductions until equivalent software could be developed, identified, licensed and integrated, which could have a material adverse effect on our business, operating results and financial condition.

     BUSINESS RISKS

     COMPETITIVE ENVIRONMENT - WE OPERATE IN A HIGHLY COMPETITIVE ENVIRONMENT.

     RISK:

     We compete in the highly competitive computer software industry. The market in which we operate is still developing and is intensively competitive, highly fragmented, and characterized by rapidly changing technology and evolving standards. Our current and potential competitors offer a variety of solutions and generally fall within several categories:

     (i) vendors that offer data warehouse appliances which operate specifically with their proprietary platform such as Netezza, NCR Teradata and DATAllegro;

     (ii) software vendors that offer products which focus on structured data archiving such as FileTek and PBS;

     (iii) other companies that may in the future announce offerings of enterprise information management solutions.

     IMPACT:

     (i) Our competitive position in our market is uncertain and changing due principally to the variety of current and potential competitors and the emerging nature of the market. Over the last year, we have been able to establish ourselves as complementary to many of the vendors that were seen as competitors with respect to SAND/DNA Analytics. We now have offerings that complement SAP BI, Oracle, IBM DB2 and Microsoft SQL warehouse. We expect additional competition as other established and emerging companies enter into the intelligent information management software market and new products and technologies are introduced. Increased competition could result in price reductions, fewer customer orders, reduced gross margins, longer sales cycles, and loss of market share.

     (ii) Current and potential competitors may make strategic acquisitions or establish cooperative relationships among themselves or with third parties, thereby increasing the ability of their products to address the needs of our prospective customers. Our current or future indirect channel partners, including systems integrators and application vendors may establish cooperative relationships with our current or potential competitors and limit our ability to sell products through particular distribution channels. Such competition could have a material adverse effect on our ability to enter into new licensing agreements, and maintenance and support renewals for existing licensing agreements, with respect to our products. Competitive pressures could also require us to reduce the price of our products.

     (iii) We compete primarily on the basis of product features, lower total cost of ownership (TCO), return on investment (ROI), time to market, ease of use, product performance, product quality, user scalability, open architecture, customer support and price. While we believe we presently compete favourably with respect to each of these factors, some potential customers may be reluctant to work with us due to our stock price or our current overall financial situation.

     (iv) We cannot assure you that we will be able to compete successfully against current and future competitors, and the failure to do so could have a material adverse effect on our business, operating results and financial condition.

     INTERNATIONAL BUSINESS - THE INTERNATIONAL NATURE OF OUR BUSINESS EXPOSES US TO FINANCIAL AND REGULATORY RISKS.

     RISK:

     Revenues earned outside North America are expected to remain significant in the future. We have sales offices in the United Kingdom and Germany. The following table summarizes the percentage of sales generated outside of North America.

         2005                               52%
         -----------------------------------------
         2006                               70%
         -----------------------------------------
         2007                               71%
         -----------------------------------------
         2008                               66%
         -----------------------------------------

   A key component of our strategy is our planned expansion into additional international markets. To facilitate this international expansion, we need to localize our products for the additional foreign markets.

     IMPACT:

     (i) If the revenues generated by these expanded international operations do not offset the expense of establishing and maintaining these foreign operations, there could be a material adverse effect on our business, operating results and financial condition. To date, we have only limited experience in developing localized versions of our products and marketing and distributing our products internationally. We cannot assure you that we will be able to successfully localize, market, sell and deliver our products in these markets.

     (ii) There are also additional risks in doing business on an international level, such as increased difficulty in controlling operating expenses, unexpected changes in regulatory requirements, tariffs and other trade barriers, difficulties in staffing and managing foreign operations, longer payment cycles, problems in collecting accounts receivable, political instability, fluctuations in currency exchange rates, seasonal reductions in business activity, and potentially adverse tax consequences. These risks could adversely impact the success of our international operations. We cannot assure you that one or more of these factors will not have a material adverse effect on our future international operations and, consequently, on our business, operating results and financial condition.

     KEY PERSONNEL - WE DEPEND ON KEY PERSONNEL.

     RISK:

     Our success depends to a significant degree upon the continued contributions of our research and development and sales and marketing teams, as well as our management, some of whom would be difficult to replace.

     IMPACT:

     (i) We believe that our future success will depend in large part upon our ability to attract and retain highly skilled managerial, engineering, sales and marketing, and finance personnel. Competition for qualified personnel remains strong, and there can be no assurance that we will be successful in attracting and retaining such personnel.

     (ii) We have in the past experienced difficulties in hiring highly qualified sales and engineering personnel. The loss of the services of any of our other key personnel, the inability to attract or retain qualified personnel in the future or delays in either hiring required personnel or the rate at which new people become productive, particularly sales personnel and engineers, could have a material adverse effect on our business, operating results and financial condition.

     GLOBAL FINANCIAL SYSTEM - PRESSURES IN THE GLOBAL FINANCIAL SYSTEM MAY ADVERSELY AFFECT OUR FINANCES AND OPERATIONS IN WAYS THAT MAY BE HARD TO PREDICT OR TO DEFEND AGAINST

     RISK:

     Recent events have demonstrated that business and industries throughout the world are intertwined to a degree that we do not always realize. Thus, events seemingly unrelated to us or to our industry may adversely affect us over the course of time. For example, rapid changes to the foreign currency exchange regime may adversely affect our financial results. Credit contraction in financial markets may hurt our ability to access credit in time of need. A reduction in credit, combined with reduced economic activity, may adversely affect businesses and industries that collectively constitute a significant portion of our customer base. As a result, these customers may need to reduce their purchases of our products or services, or we may experience greater difficulty in receiving payment for the products or services that these customers purchase from us.

     IMPACT:

     Any of these events, or any other events caused by turmoil in world financial markets, may have a material adverse effect on our business, operating results, and financial conditions.

ITEM 4.  INFORMATION ON THE COMPANY

A.   HISTORY AND DEVELOPMENT OF THE COMPANY

     GENERAL BACKGROUND

     SAND was incorporated on December 10, 1982 under the CANADA BUSINESS CORPORATIONS ACT (the "CBCA") and carried on business under the name Sand Technology Systems (Canada) Inc. until 1988. From 1988 until 1999, we used the name Sand Technology Systems International Inc. On January 1, 2000, we changed our name to Sand Technology Inc.

     Until 1999, an important part of our business was the sale and service of mainframe peripheral products manufactured by Hitachi, Ltd. of Japan, through Hitachi Data Systems Inc. ("HDS Canada"). HDS Canada marketed a broad range of information processing solutions, including enterprise servers, storage subsystems, peripheral products and professional services. SAND was the legal and beneficial owner of 40% of the issued and outstanding shares of HDS Canada. Hitachi Data Systems Company ("HDSC") of Santa Clara, California was the legal and beneficial owner of the remaining 60%. In August 1999, SAND sold its interest in HDS Canada to HDSC and withdrew from the mainframe computer market and the peripheral hardware market.

     We then fully shifted and have since maintained our focus on the design, development, marketing and support of software products, collectively known as the SAND/DNA Product Suite, that enable users to retrieve usable business information from large amounts of data and on providing specialized systems integration services in connection with those products.

     Initially, SAND offered products mainly as part of a systems integration model. At the end of the 2002 fiscal year, we consolidated the systems integration portion of our business which had been growing in importance and subsequently re-branded it with the name ClarityBlue. ClarityBlue Limited (previously named Sand Technology (U.K.) Limited)("ClarityBlue") concentrated on developing a strong competitive practice utilizing the SAND/DNA Analytics precursor product as an engine for its Customer Analytic offering, and was able to attract high profile customers particularly in the telecommunications and financial services markets in the United Kingdom. ClarityBlue was sold on July 31, 2003 to a group of investors which included members of the senior management of ClarityBlue.

     SAND now focuses its resources around intelligent information management and consultative "best practices" leveraging the latest developments in our SAND/DNA Access and SAND/DNA Analytics platforms.

     Packaged around our solution offerings is the concept of Nearline 2.0, the logical evolution of older data warehouse and information lifecycle approaches that have struggled to maintain acceptable performance levels in the face of the ever-increasing data volumes. Whereas older archiving solutions based their viability on the declining prices of hardware and storage, and rigid "Nearline 1.0" solutions were mainly designed to work with transactional systems, Nearline
2.0 embraces the dynamism of a software and services approach to fully leverage the potential of large enterprise data architectures.

B.   BUSINESS OVERVIEW

     We are a company with a commitment to a rapidly evolving industry which seeks to improve the business professional's ability to make timely, fact-based business decisions and to help large enterprises maintain cost-effective and timely access to enormous amounts of data.

     Our revenues consist of license fees for software products and fees for a range of associated services, including software maintenance and support, training and system implementation consulting. Our plans to achieve profitability in the future will continue to require us to devote substantial financial resources to grow our work force, improve our infrastructure, continue the development, marketing and the distribution of our products, and generally support our expanding operations.

     PRODUCTS AND SERVICES

     OVERALL

     Our software product solutions are designed to provide an efficient and cost-effective way for business users to make fast easy inquiries of large databases without the intervention of information technology professionals, and to store that data with orders of magnitude greater and more efficiently than what is generally possible using more traditional database products.

     These software product solutions have been marketed and are known as the SAND/DNA Product Suite and are based on our patented tokenized database engine. It can best be viewed as an enterprise platform technology that enables organizations to maximize the business value of corporate information by supporting better business decisions through intuitive interactive data access and keeping more data available for analysis. Our products permit more timely and accurate decisions across the extended enterprise, making "business intelligence" a key component of operational excellence.

     SAND/DNA ACCESS - ADVANCED DATA MANAGEMENT

     In 2004, we introduced a second patent protected product, the SAND Searchable Archive now known as SAND/DNA Access. This product builds on SAND's strength in advanced data management to:

          (a) create a highly compressed database for storing data that is not of immediate need to an organization but that will be required over time for either historic analysis or regulatory or compliance purposes; and

          (b) help manage the data explosion in industry by maintaining rapid access to huge volumes of "Nearline 2.0" data.

     During the fiscal year 2008, we made available release 2.4 of SAND/DNA Access, which included the following new features: data encryption, metadata transformation rules, enhanced analytical capability and performance for nearline queries (including faster aggregation, HAVING clause, aggregation of DISTINCT values, CASE expressions, and random sampling of result sets).

     SAND/DNA Access is substantially smaller than a traditional relational database but can be searched directly by business users using standard "business intelligence" tools. This is a breakthrough product and technology and has particular impact on the current information technology environment where volumes of corporate data are growing at an exponential rate.

     SAND/DNA Access works with data from any corporate database and over time is suitable for version customization to support particular third party vendors' products. During 2006, a SAND/DNA Access product received its initial certification with the release of SAND/DNA for SAP BI.

     SAND/DNA ANALYTICS - CONVERTING DATA INTO KEY DECISIONS

     The SAND/DNA Analytics product, which incorporates SAND's patent-protected Nucleus database engine and other Nucleus derived products, facilitates the use of data mining, query, reporting and other classes of on-line analytical applications, thereby enabling more effective management of customer relationships, supply chains and other critical business processes.

     Our SAND/DNA Analytics product incorporates a number of advanced technologies. Its development has required substantial investment in research and development.

          (a) During the fiscal year 2002, important advancements were made in the ability to quickly and efficiently load even larger volumes of data into the SAND/DNA Analytics product and in the ability of the SAND/DNA Analytics product to support an even wider variety of applications by more efficient interfacing with industry-standard applications and data extraction tools.

          (b) During the fiscal year 2004, we made available Release 3.2 of our high-performance SAND Analytic Server. Release 3.2 augmented the proven scalability and query speed of previous versions of the Nucleus data management technology on which it is based, by significantly enhancing the speed of loading and updating data for analysis as well as adding further support for open industry-standard business intelligence tools through more flexible open database connectivity.

          (c) During the fiscal year 2005, we released a significant update to Version 4 (currently Release 4.2) incorporating many features to allow high-performance scalability for multiple users and huge amounts of data.

          (d) During the fiscal year 2008, SAND made available release 5.1 of SAND/DNA Analytics which was designed to provide superior analytic capabilities and performance for extremely large (multi-terabyte) databases, by enabling implementation of a distributed architecture. Features included support for federated databases, virtual tables, UNION operators in nested table expressions, unstructured freetext searches, advanced statistical aggregate functions and triganomic math functions, snapshots, and Eastern European language and hexidecimal characters.

     SAND/DNA PLATFORM - EMPOWERING THE USERS

     We have developed a unique data storage and manipulation architecture now known as the SAND/DNA platform, which allows user-driven queries on large amounts of data to be performed efficiently and cost-effectively. This patented breakthrough in the storage and integration of data, and in the speed and flexibility at which data can be analyzed by business users, represents the "next step" in the drive to empower managers across an organization by providing them with the data they need when and how they need it to perform business operations more effectively at a lower cost.

     PRINCIPAL MARKETS

     Our corporate headquarters are located in Montreal, Canada, where we also have development and sales resources. Our subsidiary Sand Technology Corporation has offices in Kenilworth, New Jersey and Pasadena, California to provide for the development, sales, marketing and distribution of the SAND/DNA product suite in the United States.

     Our subsidiary Sand Technology Limited has an office in Camberley, southwest of London, United Kingdom. Our subsidiary Sand Technology Deutschland GmbH has an office in Hamburg, Germany.

     Sales to customers outside North America, including sales generated by our United Kingdom subsidiary, represented 70%, 71% and 66% of our total revenue for the years ended July 31, 2006, July 31, 2007 and July 31, 2008, respectively.

     MARKETING CHANNELS

     We have alliances or commercial relationships with, among others, SAP AG ("SAP"), International Business Machines Corporation ("IBM"), Sun Microsystems, Inc., Total Tec Systems Inc., Accenture Ltd., Cap Gemini S.A., Hewlett-Packard Company, Inforte Corporation (acquired by Business & Decision Group), Posetiv Limited, Open Text Corporation, Atos Origin, Microsoft Corporation, Oracle Corporation, DunnHumby Ltd. and FreeSat Inc. (formerly TopEnd Solutions). SAND is an approved vendor on the United States General Services Administration (GSA) supply schedule. In addition, we now have marketing, sales and technical arrangements in place with a number of recognized systems integration partners who have trained personnel in the marketing and deployment of our products.

     Our long-term goal is to ensure that our products become a recognized platform for advanced analytical applications and managing large data volumes through strategic systems integration assignments and our direct sales force. While we will continue to a limited degree to pioneer vertical and application markets through our own direct sales efforts, our long term distribution strategy is to engage a network of industry-leading solutions providers, both application vendors and systems integrators, to incorporate the SAND/DNA Product Suite as a key part of their offering.

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

     PROPRIETARY RIGHTS

     We currently rely primarily on a combination of copyright and trademark laws, patents, trade secrets, confidentiality procedures and contractual provisions to protect our proprietary rights. We seek to protect our software, documentation and other written materials under trade secret and copyright laws, which afford only limited protection. We currently have nine United States patents and thirty-two foreign patents.

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

     The Company has been issued nine United States patents and thirty-two foreign patents which provide protection for the SAND Analytic Server and the SAND Searchable Archive which incorporate the Nucleus database engine and other Nucleus derived products.

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

     The Company holds registered trademarks and trademarks. SAND Technology, N-Vector, Sandonline and Nucleus are registered trademarks, and SAND/DNA, SAND/DNA Access, SAND DNA Analytics, SAND Dynamic Nearline Access, SAND Dynamic Nearline Analytics, SAND Dynamic Nearline Architecture, SAND Analytic Server, SAND Searchable Archive and all related SAND - and Nucleus-based marks and designs are trademarks of the Company. All other trademarks are the property of their respective owners. All other product and service names mentioned are the trademarks of their respective companies.

C.   ORGANIZATIONAL STRUCTURE

     SAND has three wholly-owned subsidiaries: (i) Sand Technology (Ireland) Limited; (ii) STSI Licensing, LLC; and (iii) Sand Technology Corporation. Sand Technology (Ireland) Limited has itself two wholly-owned subsidiaries, Sand Technology Deutschland GmbH, an entity existing under the laws of Germany, and Sand Technology Limited, a company existing under the laws of England:

                                                                                      PERCENTAGE OF VOTING
            SUBSIDIARY                     JURISDICTION OF INCORPORATION                 SECURITIES HELD
----------------------------------------------------------------------------------------------------------
Sand Technology Corporation                           Delaware                                100%
----------------------------------------------------------------------------------------------------------
STSI Licensing, LLC                                  New Jersey                               100%
----------------------------------------------------------------------------------------------------------
Sand Technology (Ireland) Limited                     Ireland                                 100%
----------------------------------------------------------------------------------------------------------

     The following chart illustrates the principal subsidiaries of SAND, together with the jurisdiction of incorporation of each company and the significant properties held by each company:

         [THE REMAINDER OF THIS PAGE HAS BEEN LEFT INTENTIONALLY BLANK]

                                    [CHART]

D.   PROPERTY, PLANT AND EQUIPMENT

     As at July 31, 2008, we leased a total of approximately 14,073 square feet of office space in three cities across North America, approximately 90 square feet in the United Kingdom and 828 square feet in Germany. The weighted average annualized cost per square foot of the space occupied is $23.51 including real estate taxes and operating expenses. No lease extends beyond March 31, 2011.

ITEM 4A. UNRESOLVED STAFF COMMENTS

     Not Applicable.

ITEM 5.  OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A.   OPERATING RESULTS

     Compared to the fiscal year 2007, during the fiscal year 2008, there was a reduction in our net loss of 50%. A combination of factors resulted in this positive impact.

     First, our revenues increased by 4% from the fiscal year 2007, as we obtained new customers as well as increased our sales to existing customers. While we were expecting a greater increase in revenues, sales appear to have been postponed due to delays by certain third party software vendors in releasing the next version of their products as well as issues that customers encountered with those third party products. In North America, there was an increase in revenue of 24% and a reduction in net loss of 38% compared to the fiscal year 2007. In Europe, there was a slight decrease in revenue of 4% and a reduction in net earnings of 14%.

     Second, we reduced our operating expenses by 12% from the fiscal year 2007, reflecting an effectiveness of our cost controls.

     SALES

     REVENUE - TOTAL AND VARIATION

     The following table provides a summary of the gross revenue growth for fiscal years 2008, 2007 and 2006.

         TOTAL REVENUE AND REVENUE VARIATION                 2008                 2007                 2006
------------------------------------------------------------------------------------------------------------------
Revenue
    Revenue                                              $  6,998,472          $  6,728,540         $  5,477,485
    Variation year-over-year increase (decrease) in
    revenue                                                         4%                   23%                 (10)%
------------------------------------------------------------------------------------------------------------------

     Our sales during the fiscal year 2008 were $6,998,472, an increase of 4% from sales of $6,728,540 during the fiscal year 2007. Our sales during the fiscal year 2007 were $6,728,540, an increase of 23% from sales of $5,477,485 during the fiscal year 2006. Our sales during the fiscal year 2006 were $5,477,485, a decrease of 10% from sales of $6,096,033 during the fiscal year 2005.

     The increase in our revenues for fiscal year 2008 was mainly due to an increase in license upgrades from our existing customers but the revenue growth has been slowed due to a longer-than-expected sales cycle.

     The increase in our revenues for fiscal year 2007 was associated primarily with a growing acceptance of our products as well as license upgrades from our existing customer base.

     REVENUE - SEGMENT AND VARIATION

     The Company has two geographical segments. Both North American and European segments market the SAND/DNA Product Suite. The following table provides a summary of the revenue growth by geographical segments for the fiscal years 2008, 2007 and 2006.

                                                    NORTH AMERICA                            EUROPE
---------------------------------------------------------------------------------------------------------------------
Revenue by segment and revenue
variation                                 2008         2007          2006         2008          2007         2006
---------------------------------------------------------------------------------------------------------------------
Revenue
    Revenue                            $ 2,410,048  $ 1,941,034  $ 1,634,977   $ 4,588,424   $ 4,787,506  $ 3,842,508
    Variation year-over-year increase
    (decrease) in revenue                       24%          19%         (44)%          (4)%          25%          20%
---------------------------------------------------------------------------------------------------------------------

     NORTH AMERICA

     Our sales in North America during the fiscal year 2008 were $2,410,048, an increase of 24% from sales of $1,941,034 during the fiscal year 2007. Our sales during the fiscal year 2007 in North America were $1,941,034, an increase of 19% from sales of $1,634,977 during the fiscal year 2006. Our sales during the fiscal year 2006 in North America were $1,634,977, a decrease of 44% from sales of $2,899,252 during the fiscal year 2005.

     The increase in North American sales during the fiscal year 2008 was due to the increase in license sales to new customers as well as an increase in license upgrades to existing customers. In addition, we signed on two new major customers.

     EUROPE

     In Europe, sales during the fiscal year 2008 were $4,588,424, a decrease of 4% from sales of $4,787,506 during the fiscal year 2007; sales during the fiscal year 2007 were $4,787,506, an increase of 25% from sales of $3,842,508 during the fiscal year 2006; sales during the fiscal year 2006 were $3,842,508, an increase of 20% from sales of $3,196,781 during the fiscal year 2005.

     The decrease in European sales during the fiscal year 2008 was due to the unexpected delay by some key customers implementing our software solutions. Our focus during the fiscal year 2008 was to build up relationships with customers in order to up sell expanded software solutions in the future. In the United Kingdom, we sold software licenses and services to one new major customer and up-sold to our existing customers. In Germany, we sold software licenses and services to one new major customer and up-sold to our existing customers.

     COSTS

     The following table provides a summary of our operating expenses for the fiscal years 2008, 2007 and 2006.

                                                                               AS A %      AS A %        AS A %
                                                                                 OF          OF           OF
                                                                                2008        2007         2006
                                   2008           2007          2006          REVENUE      REVENUE      REVENUE
-----------------------------------------------------------------------------------------------------------------
Cost of sales and product
support                         $ 1,470,215   $ 1,666,331   $ 1,554,313             21%          25%           28%

    Variation year-over-year
    increase (decrease) in
    cost of sales and product
    support                             (12)%           7%          (11)%
-----------------------------------------------------------------------------------------------------------------
Research and development        $ 1,971,813   $ 2,215,146   $ 2,441,950             28%          33%           45%
Variation year-over-year
increase (decrease) in
research and development                (11)%          (9)%         (25)%
-----------------------------------------------------------------------------------------------------------------
Amortization of capital assets
and other assets                $   187,517   $   201,274   $   248,455              3%           3%            5%
-----------------------------------------------------------------------------------------------------------------
Selling, general and
administrative expenses         $ 4,411,736   $ 5,100,057   $ 5,220,443             63%          76%           95%
    Variation year-over-year
    increase (decrease) in
    selling, general and
    administrative expenses             (13)%          (2)%         (37)%
-----------------------------------------------------------------------------------------------------------------

     COST OF SALES AND PRODUCT SUPPORT

     Cost of sales and product support consists mainly of costs related to providing support services, and the costs related to the sale of third-party software, including certain license fees and royalties.

     Our cost of sales during the fiscal year 2008 was $1,470,215, a decrease of 12% from cost of sales of $1,666,331 during the fiscal year 2007. Our cost of sales during the fiscal year 2007 was $1,666,331, an increase of 7% from cost of sales of $1,554,313 during the fiscal year 2006. Our cost of sales during the fiscal year 2006 was $1,554,313, a decrease of 11% from cost of sales of $1,754,138 in 2005.

     The decrease in our cost of sales during the fiscal year 2008 was due to the reduction in travel and related expenses and the reallocation of some of the payroll costs into selling, general and administrative expenses.

     The increase in the cost of sales during the fiscal year 2007, which reflected the increase in revenue, was primarily due to the costs associated with software licenses and salaries and other personnel-related expenses incurred in providing support and maintenance services.

     AMORTIZATION OF CAPITAL ASSETS AND OTHER ASSETS

     Amortization of capital assets and other assets consists of the depreciation of furniture and equipment, computer equipment and leasehold improvements and contract costs over their estimated useful lives.

     Our amortization during the fiscal year 2008 was $187,517, a decrease of 7% from amortization of $201,274 during the fiscal year 2007. Our amortization in the fiscal year 2007 was $201,274, a decrease of 19% from amortization of $248,455 during the fiscal year 2006. Our amortization during the fiscal year 2006 was $248,455, a decrease of 10% from amortization of $277,276 during the fiscal year 2005.

     The decrease in amortization during the fiscal year 2008 is due to the 'natural' amortization of the capital assets. In 2008, the contract costs have been fully amortized and the furniture and equipment is almost fully amortized. During the fiscal year 2008, there were acquisitions of $17,315 for computer equipment mostly related to research and development.

     SELLING, GENERAL AND ADMINISTRATIVE ("SG&A") EXPENSES

     Selling, general and administrative expenses include salaries, commissions and other personnel-related costs, the impact of foreign exchange gains and losses, travel expenses, advertising programs and other promotional activities associated with the selling and marketing of our products.

     Our SG&A expenses during the fiscal year 2008 were $4,411,736, a decrease of 13% from SG&A expenses of $5,100,057 during the fiscal year 2007. Our SG&A expenses during the fiscal year 2007 were $5,100,057, a decrease of 2% from SG&A expenses of $5,220,443 during the fiscal year 2006. Our SG&A expenses in the fiscal year 2006 were $5,220,443, a decrease of 37% from SG&A expenses of $8,317,831 in the fiscal year 2005.

     The decrease in SG&A expenses in the fiscal year 2008 was due to the reduction in headcount to more optimal levels, spending more selectively on marketing events and activities, and savings on travel and entertainment. These reductions were part of the cost control measures that were initiated at the end of the fiscal year 2005.

     NET LOSSES

     TOTAL AND VARIATION

     The following table provides a summary of the net losses for the fiscal years 2008, 2007 and 2006.

         TOTAL REVENUE AND REVENUE VARIATION                 2008           2007            2006
-----------------------------------------------------------------------------------------------------
Net loss
    Net loss                                            $ (1,271,950)   $ (2,526,524)   $ (3,926,921)
    Variation year-over-year decrease (increase) in
    net loss                                                      50%             36%             47%
-----------------------------------------------------------------------------------------------------

     Our net losses in the fiscal year 2008 were $1,271,950, a decrease of 50% from net losses of $2,526,524 in the fiscal year 2007. Our net losses in the fiscal year 2007 were $2,526,524, a decrease of 36% from net losses of $3,926,921 in the fiscal year 2006. Our net losses in the fiscal year 2006 were $3,926,921, a decrease of 47% from net losses of $7,363,054 in the fiscal year 2005.

     The decrease in our net loss for the fiscal year 2008 is mainly due to an increase in our sales and a significant reduction in our operating costs. These results reflect the transitional nature of the business and distribution model of SAND and its movement towards profitability. Any sustained shortfall in our revenues relative to our expectations would negatively impact our operating results.

     SEGMENT AND VARIATION

     The following table provides a summary of net losses by geographical segments for the fiscal years 2008, 2007 and 2006.

                                                   NORTH AMERICA                              EUROPE
-----------------------------------------------------------------------------------------------------------------------
Net earnings (loss) by segment and
net earnings (loss) variation            2008          2007           2006           2008         2007         2006
-----------------------------------------------------------------------------------------------------------------------
Profitability
    Net earnings (loss)             $ (2,352,852)  $ (3,789,146)  $ (3,924,363)  $ 1,080,902  $  1,262,622  $  (2,558)
    Variation year-over-year
    decrease (increase) in net
    earnings (loss)                           38%             3%            34%           14%       49,460%      (100)%
-----------------------------------------------------------------------------------------------------------------------

     NORTH AMERICA

     In North America, net losses in the fiscal year 2008 were $2,352,852, a decrease of 38% from net losses of $3,789,146 in the fiscal year 2007. Our net losses in the fiscal year 2007 were $3,789,146, a decrease of 3% from net losses of $3,924,363 in the fiscal year 2006. Our net losses in the fiscal year 2006 were $3,924,363, a decrease of 34% from net losses of $5,965,661 in the fiscal year 2005.

     The decrease in our net loss for the fiscal year of 38% was mainly due to the increase in revenues of 24%. These results reflect the sales to two new major customers and larger up-sell to two existing customers.

     EUROPE

     In Europe, net earnings in the fiscal year 2008 were $1,080,902, a decrease of 14% from net earnings of $1,262,622 in the fiscal year 2007. Our net earnings in the fiscal year 2007 were $1,262,622, compared to net losses of $2,558 in the fiscal year 2006. Our net losses in the fiscal year 2006 were $2,558, a decrease of 100% from net losses of $1,397,393 in the fiscal year 2005.

     The decrease in net earnings by 14% for the fiscal year 2008 was mainly due to the decrease in revenues by 4%. This result was due to the delay in purchases of software licenses and services by customers.

     INFLATION

     Inflation has no material impact on the Company's operations.

     IMPACT OF FOREIGN CURRENCY

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

     IMPACT OF GOVERNMENTAL POLICIES

     There is no current governmental economic, fiscal, monetary or political policy or factor that has materially affected or that could materially affect the Company's operations or investments by shareholders.

B.   LIQUIDITY AND CAPITAL RESOURCES

     The Company used $1,035,992 to finance operating activities during the fiscal year ended July 31, 2008, including $922,467 in operating losses and an increase in $113,525 in non-cash operating working capital. This result compares with the cash used in the fiscal year ended July 31, 2007 of $2,008,248 to finance operating activities including $2,293,250 in operating losses offset by a decrease in $285,002 in non-cash operating working capital. An increase in unbilled receivables, higher accounts payable and lower deferred revenue accounted for the changes in the non-cash working capital.

     Accounts receivable were $1,573,867 as at July 31, 2008 compared to $1,582,957 at July 31, 2007.

     Accounts payable and accrued liabilities were $1,327,575 as at July 31, 2008 compared with $1,076,116 at July 31, 2007. The increase is mainly due to the accrual for the sales taxes in the United Kingdom due to the higher sales during the fiscal year 2008 and payroll related accruals in Germany.

     At July 31, 2008, there was a positive working capital of $85,442 compared with a positive working capital of $238,372 as at July 31, 2007. Working capital has been calculated by netting current assets and current liabilities, excluding deferred revenue and deferred credit which are non-cash items. The decrease in working capital is mainly due to the increase in the loan payable to a shareholder.

     During the year ended July 31, 2008, the President and Chief Executive Officer of the Company advanced an additional $517,557 to the Company.

     On April 18, 2008, the Company issued 1,114 units by way of a private placement and received proceeds of $1,009,819 (US$1,002,600). Each unit consists of one 8% secured convertible debenture due

December 31, 2017, redeemable at the option of the Company if the bid price of the share has been above US$1.50 for sixty consecutive trading days, and convertible into Class A Common Shares at US$0.45 per share and 1,000 share purchase warrants of the Company. Each warrant entitles its holder to purchase one additional common share of the Company at a price of US$0.70 per share at any time until the earlier of the close of business on the day which is thirty-six months from April 18, 2008 or the sixtieth consecutive trading day in which the bid price of the common shares has been above US$1.50. Their interest is calculated at the rate of 8% per annum, payable in kind, i.e. in common shares at a rate of US$0.45 per share. The interest is due on each Conversion Date (as this term is defined in the convertible debenture) subsequent to January 1, 2009, and on the Maturity Date (as this term is defined in the convertible debenture). The financing is secured by a first rank hypothec on all of the Company's property and assets, movable and immovable, corporeal and incorporeal, present and future, of ever kind and nature for the principal amount and accrued interest. The proceeds from the private placement is being used to increase marketing and advertising capital needs and expansion.

     Capital expenditures by cash for the year ended July 31, 2008 were $17,315, compared to $40,730 for the year ended July 31, 2007. The expenditures were mostly related to computer equipment. The Company does not anticipate large increases in capital expenditures in the coming fiscal year.

     The following table provides a summary of the contractual commitments for the next five years (there are no contractual commitments after 2011):

                       Year                            $
                  ---------------------------------------------
                       2009                         283,260
                       2010                         244,314
                       2011                         162,876
                  ---------------------------------------------
                      Total                         690,450
                  =============================================

     Our cash and investments at July 31, 2008 were $775,443 compared to our cash and investments at July 31, 2007 of $330,711. The increase is mainly due to issuing convertible debentures for cash proceeds of $1,009,819 and additional funding of $517,557 by a major shareholder (our President and Chief Executive Officer) during the fiscal year. The additional funds compensated the cash usage from operating activities of $1,035,992.

     The Company believes that its current cash and cash equivalents may not be sufficient to meet its anticipated cash needs for ongoing operating expenses and working capital expenditures. We expect this to be exacerbated by the current crisis in the global financial system which may cause customers to seek longer payment terms. Going forward, the cash required to sustain the business operations will have to come from revenue growth and future financing. The cost structure will remain stable as SAND has basically reached its optimal level with respect to headcount and its related expenses. Given the current global financial crisis it will be very difficult to raise additional funds through private placements or the market except through an increase in loans from a major shareholder. If cash generated from operations becomes insufficient to satisfy its liquidity requirements, the Company may seek to sell additional equity or debt securities. If additional funds are raised through the issuance of debt securities, holders of these securities could have certain rights, preferences and privileges senior to holders of its common stock and the terms of this debt could restrict the Company's operations. The sale of additional equity or convertible debt securities could result in additional dilution to the Company's existing shareholders. The Company cannot be certain that additional financing will be available in amounts or on terms acceptable to it, if at all. If the Company is unable to obtain additional financing, it may be required to reduce the scope of its operations, which could harm its business, financial condition and operating results.

C.   RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES, ETC.

     Research and development expenses consist mainly of salaries and other personnel-related costs of technical and engineering personnel associated with our research and product development activities, including the enhancement and localization of existing products, quality assurance, and testing.

     Our research and development expenses in the fiscal year 2008 were $1,971,813, a decrease of 11% from $2,215,146 in the fiscal year 2007. Our research and development expenses in the fiscal year 2007 were $2,215,146, a decrease of 9% from $2,441,950 in the fiscal year 2006. Our research and development expenses in the fiscal year 2006 were $2,441,950, a decrease of 25% from $3,272,102 in 2005.

     The decrease in research and development expenses in the fiscal year 2008 was due to the maturity of SAND/DNA Analytics and SAND/DNA Access products. The expenditure in the fiscal year 2008 reflected the research and development required to maintain product and technical leadership.

D.   TREND INFORMATION

     The Company is maintaining a prudent attitude for the future. Based on the last two years, revenues have been increasing, operating costs have been decreasing and thus net losses have been significantly decreasing. Currently, we are starting to see larger additional revenues from existing customers due to the relationships that were developed with them over the years. As well, we are starting to see sales from new customers based on the reference "existing" customers we have.

     SALES: The Company will continue to focus its attention on growing successfully through direct sales, partnerships with key systems integrators and application vendors and alliances with proven indirect channels. The focus will be on delivering "nearline" software solutions and best practices. The focus will be on converting established relationships into sales.

     COST OF SALES AND PRODUCT SUPPORT: The Company will continue to focus on research and development efforts that are key to responding to current changing technology. The Company will continue to maintain the headcount as at July 31, 2008, as it appears to be at an adequate level under current circumstances.

     OTHER OPERATING EXPENSES: The Company will continue to maintain the current headcount, as it appears to be at an adequate level under current circumstances. It will also focus on controlling expenses at the current level by being cost-conscious; it will spend based on a sound business case model, train sales personnel to become more productive and generate revenue in local and international markets, and implement enhanced systems to closely monitor results.

     CASH AND FINANCING: The Company will continue to closely monitor its cash needs. The Company does not plan on spending any significant amounts on capital assets. Given the current global financial crisis, customers may delay payments to us and suppliers may put more pressure on us to pay earlier. We have experienced difficulty in raising capital from external sources and have had to rely upon loans from a major shareholder (our President and Chief Executive Officer). The current financial environment does not appear to improve our ability to raise additional capital from third parties.

     In summary, future operating results will depend on many factors, including the demand for our products, the level of product and price competition, our success in selling our products, namely the

SAND/DNA Analytics products and the SAND/DNA Access products, and establishing our direct sales force and distribution channels, the state of the market for our products and general economic conditions.

ITEM 6.  DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.   DIRECTORS AND SENIOR MANAGEMENT

     DIRECTORS

     The following table sets forth certain information concerning the directors of the Company, including their beneficial ownership of shares of the Company as of November 18, 2008. Unless otherwise indicated, each nominee holds sole voting and investment power over his shares.

                                                                                                NUMBER AND
                                                                                              PERCENTAGE OF
                                                                                              COMMON SHARES
      NAME, RESIDENCE AND            DIRECTOR                                               BENEFICIALLY OWNED
          OFFICE HELD                 SINCE                PRINCIPAL OCCUPATION                OR CONTROLLED
----------------------------------------------------------------------------------------------------------------
P. Wayne Musselman (1) (2)
Toronto, Ontario, Canada               2007     Accountant and Business Consultant.                Nil
Director                                                                                          (Nil)%
----------------------------------------------------------------------------------------------------------------
Thomas M. O'Donnell
Woodstock, Illinois, United States     2008     Chief Executive Officer of Edge                384,700 (4)
Director                                        Specialists LLC                                  (2.69)%
----------------------------------------------------------------------------------------------------------------
Douglas S. Pryde (1) (2)
Mount Royal, Quebec, Canada            2001     Barrister & Solicitor                              Nil
Director                                                                                          (Nil)%
----------------------------------------------------------------------------------------------------------------
Arthur G. Ritchie
Westmount, Quebec, Canada                       President, Chief Executive Officer and        3,598,388 (3)
President and Chief Executive          1983     Chairman of SAND                                 (25.13)%
Officer and Chairman of the Board
----------------------------------------------------------------------------------------------------------------
Martin Shindler (1)
Sarasota, Florida, United States       1987     Accountant and Business Consultant                5,950
Director                                                                                         (0.04)%
----------------------------------------------------------------------------------------------------------------
George Wicker (2)
Palm Beach Gardens, Florida,                                                                     274,950
United States                          1996     Attorney and Business Consultant                 (1.92)%
Director
----------------------------------------------------------------------------------------------------------------

Notes:

(1)  Member of the Audit Committee.
(2) Member of the Governance, Nomination, Human Resources and Compensation Committee.
(3) Excludes 625,000 shares of the Company subject to exercise of share purchase warrants.
(4) Excludes a maximum of 668,000 shares of the Company subject to conversion of convertible debentures and excludes 334,000 shares of the Company subject to exercise of share purchase warrants.

     As of November 18, 2008, the directors and officers of the Company as a group beneficially owned 4,263,988 common shares representing approximately 29.78% of the outstanding common shares of the

Company excluding 1,627,000 common shares subject to exercise of share purchase warrants or to conversion of convertible debentures. The information as to common shares beneficially owned or over which control or direction is exercised, not being within the knowledge of the Company, has been furnished by the respective directors and officers individually.

     Mr. Wayne Musselman, BCom (Hon), FCA, retired as a partner of Deloitte & Touche LLP in 2004 after a career of nearly thirty years during which he served clients in the banking, securities, international trade and distribution industries. He directed the Japanese Service Group of Deloitte Canada and served on the Board of Deloitte's Global Japanese Services Group. He is currently a director of the Deloitte Retired Partner Council and of Faith Life Financial.

     Mr. Thomas M. O'Donnell has an extensive career in the software and financial markets. He is Chief Executive Officer, founder and majority owner of Edge Specialists LLC, which is an independent software vendor with extensive United States patent protection providing derivative trading tools including options, stocks and futures trading. In addition, Mr. O'Donnell was a Designated Primary Market Maker on the Chicago Board of Options Exchange and has extensive experience in the financial markets.

     Mr. Douglas Pryde was a member and a partner of the law firm of Lavery, de Billy, L.L.P. and its predecessor firms from 1965 to 2001.

     Mr. Arthur G. Ritchie has been a director and Chief Executive Officer of SAND since he co-founded the Company in 1983. Prior to the inception of SAND, he was one of four principals of LGS Data Processing Consultants Inc., a Canadian information processing consulting firm. Prior to 1979, he was employed by IBM in South Africa, Europe and Canada, in successive capacities as a systems engineering professional and in a variety of management and marketing roles.

     Mr. Martin Shindler has since 1964 been the president of a firm of accountants and business consultants located in Florida.

     Mr. George Wicker held executive level positions in general management, program management and finance with Lockheed Martin Corporation and its predecessor corporations during a thirty-three year career. Mr. Wicker holds a B.A. in Political Sciences, an MBA in Financial Management from the University of Santa Clara and a Juris Doctor degree from Pepperdine University.

     SENIOR MANAGEMENT

     The following table shows certain information with respect to the executive and other officers of the Company:

                                                                         YEAR
                                                                     APPOINTED TO     OTHER POSITIONS AND BUSINESS
       NAME                              OFFICE                         OFFICE                EXPERIENCE
----------------------------------------------------------------------------------------------------------------------
Arthur G. Ritchie      President and Chief Executive Officer            1983        Principal of LGS Data Processing
                                                                                    Consultants Inc.(1)
----------------------------------------------------------------------------------------------------------------------
Zainab A. Schwartz     Vice-President, Finance and Administration      2008(2)      Director of Internal Controls at
                       and Chief Financial Officer                                  Quebecor World Inc.
----------------------------------------------------------------------------------------------------------------------
Sebastien Vezina       Corporate Secretary                             2008(3)      Lawyer(4)
----------------------------------------------------------------------------------------------------------------------

Notes:

(1) See description of Mr. Arthur G. Ritchie under subsection entitled "Directors".
(2) Ms. Zainab A. Schwartz was appointed as Vice-President, Finance and Administration of the Company on June 9, 2008, in replacement of Mr. Gilles Therrien, who resigned on May 9, 2008.
(3) Mr. Sebastien Vezina replaced Mr. Georges Dube as Secretary of the Company on January 29, 2008.
(4)  Mr. Vezina is a partner at the law firm Lavery, de Billy, L.L.P.

     Ms. Zainab Ahmed Schwartz was previously Director of Internal Controls at Quebecor World Inc. Previously, she specialized in auditing technology and telecommunications clients while with Deloitte & Touche LLP, including two of the largest public Canadian telecommunications companies as well as private software technology companies. She holds a Graduate Diploma in Accountancy from Concordia University in Montreal together with Bachelor of Commerce from McGill University in Montreal. She is a member of the Institute of Chartered Accountants of Ontario.

     Mr. Sebastien Vezina is currently a Partner of Lavery, de Billy, L.L.P., where he has been practising as a lawyer since 1999. He holds a Bachelor of Laws from Laval University in Quebec City and is a member of the Quebec Bar since 1999.

     There are no family relationships between any director or executive officer and any other director or executive officer.

     SAND has entered into one arrangement pursuant to which a person referred to above was selected as a director or as a member of senior management:

      - On April 18, 2008, SAND entered into a Voting Agreement with Mr. Arthur G. Ritchie and Mr. Bradley G. Griffith on behalf of the subscribers of debentures issued pursuant to a private placement on April 24, 2008 for aggregate proceeds of US$1,002,600, whereby SAND granted the right to holders of such debentures holding a majority of the aggregate principal amount of the debentures outstanding to have the right to designate one member to be nominated as director of SAND and which provided that this member shall initially be Thomas M. O'Donnell.

B.   COMPENSATION

     During the fiscal year ended July 31, 2008, each director, other than those directors who are salaried or otherwise compensated officers of SAND, is paid a basic annual retainer of $15,000 for serving as a director. The Chairman of the Audit Committee is paid an additional amount of $5,000 per year.

     EXECUTIVE COMPENSATION

     The following table sets forth information concerning the compensation paid to the Company's President and Chief Executive Officer and named executive officers (the "NAMED EXECUTIVE OFFICERS") as required to be disclosed in accordance with applicable Canadian and United States securities regulations during the Company's three financial years ended July 31, 2008, July 31, 2007 and July 31, 2006:

     "Named Executive Officers" or "NEOs" means the following individuals:

 -   each Chief Executive Officer;

 -   each Chief Financial Officer;

 - each of the Company's three most highly compensated executive officers, other than the Chief Executive Officer and the Chief Financial Officer, who were serving as executive officers at the end of the most recently completed financial year and whose total salary and bonus exceeds $150,000; and

 - any additional individuals for whom disclosure would have been provided under (c) except that the individual was not serving as an officer of the Company at the end of the most recently completed financial year-end.

     Such information includes the following: the salary earned, the bonus, any other compensation, including the specific benefits and other personal benefits, the options granted under the stock option plan of the Company and any other compensation which is not disclosed elsewhere.

     As at July 31, 2008, the end of the most recently completed financial year of the Company, the Company had two Named Executive Officers, whose names and positions held within the Company are set out in the summary compensation table below.

                           SUMMARY COMPENSATION TABLE

                                                                          LONG-TERM COMPENSATION
                                                                  ------------------------------------
                                      ANNUAL COMPENSATION                   AWARDS            PAYOUTS
                                --------------------------------  ------------------------------------
                                                                  SECURITIES
                                                                    UNDER       RESTRICTED
                                                                   OPTIONS /     SHARES OR
       NAME AND                                     OTHER ANNUAL     SARs       RESTRICTED       LTIP       ALL OTHER
      PRINCIPAL                  SALARY      BONUS  COMPENSATION    GRANTED     SHARE UNITS    PAYOUTS     COMPENSATION
       POSITION         YEAR       ($)        ($)        ($)          (#)            ($)         ($)            ($)
-------------------------------------------------------------------------------------------------------------------------
Arthur G. Ritchie      2008     212,153        -          -            -              -            -             -
President and Chief    2007     150,000        -          -            -              -            -             -
Executive Officer      2006     150,000        -          -            -              -            -             -
-------------------------------------------------------------------------------------------------------------------------
Jerome Shattner (3)    2008        -           -          -            -              -            -             -
Former Executive       2007        -           -          -            -              -            -             -
Vice President         2006     156,000        -          -            -              -            -             -
-------------------------------------------------------------------------------------------------------------------------
Zainab A. Schwartz (2)
Vice President,        2008     120,000          -          -            -              -            -           -
Finance and            2007        -           -          -            -              -            -             -
Administration and     2006        -           -          -            -              -            -             -
Chief Financial
Officer
-------------------------------------------------------------------------------------------------------------------------

                                                                          LONG-TERM COMPENSATION
                                                                  ------------------------------------
                                      ANNUAL COMPENSATION                   AWARDS            PAYOUTS
                                --------------------------------  ------------------------------------
                                                                  SECURITIES
                                                                    UNDER       RESTRICTED
                                                                   OPTIONS /     SHARES OR
       NAME AND                                     OTHER ANNUAL     SARs       RESTRICTED       LTIP       ALL OTHER
      PRINCIPAL                  SALARY      BONUS  COMPENSATION    GRANTED     SHARE UNITS    PAYOUTS     COMPENSATION
       POSITION         YEAR       ($)        ($)        ($)          (#)            ($)          ($)           ($)
-------------------------------------------------------------------------------------------------------------------------
Gilles Therrien (1)
Former Vice
President, Finance     2008     121,275       -           -           -               -            -         127,339
and Administration     2007     121,275       -           -         40,000            -            -            -
and Chief Financial    2006     116,833    10,000         -           -               -            -            -
Officer
-------------------------------------------------------------------------------------------------------------------------

Notes:

(1)    Mr. Therrien resigned on May 9, 2008.

(2)    Ms. Schwartz was appointed on June 9, 2008.

(3)    Mr. Shattner passed away on December 5, 2006.

     No amounts have been set aside or accrued by the Company or its subsidiaries to provide pension, retirement or similar benefits to its directors or executive officers.

     BONUS OR PROFIT-SHARING PLANS AND STOCK OPTIONS

     OPTIONS / STOCK APPRECIATION RIGHTS ("SARs") GRANTED DURING THE MOST RECENT FINANCIAL YEAR

     The table below sets forth a summary of stock option grants made to the Named Executive Officers under the Company's stock option plan during the financial year ended July 31, 2008:

                                                                                    MARKET VALUE OF
                                            % OF TOTAL                                SECURITIES
                                           OPTIONS/SARs                               UNDERLYING
                      SECURITIES UNDER      GRANTED TO      EXERCISE OR BASE        OPTIONS ON THE
                       OPTIONS/SARs        EMPLOYEES IN        PRICE ($) /         DATE OF GRANT ($)/
        NAME             GRANTED (#)         2008(2)          COMMON SHARE            COMMON SHARE          EXPIRATION DATE
---------------------------------------------------------------------------------------------------------------------------
Arthur G. Ritchie
President and Chief         Nil                N/A                 N/A                    N/A                     N/A
Executive Officer
---------------------------------------------------------------------------------------------------------------------------
Zainab A. Schwartz
Vice President,
Finance and
Administration and          Nil                N/A                 N/A                    N/A                     N/A
Chief Financial
Officer
---------------------------------------------------------------------------------------------------------------------------

     AGGREGATE OPTIONS EXERCISED DURING THE MOST RECENT FINANCIAL YEAR AND YEAR END OPTION VALUE

     There were no stock options exercised by a Named Executive Officer during the financial year ended July 31, 2008. The table below sets out, on an aggregate basis, the number and value of unexercised options as at July 31, 2008.

                                                                                    VALUE OF UNEXERCISED IN-THE-
                                                      UNEXERCISED OPTIONS/SARs AS       MONEY OPTIONS/SARs
                                                            AT JULY 31, 2008            AS AT JULY 31, 2008
                                                                  (#)                         ($)(2)
----------------------------------------------------------------------------------------------------------------
                       SECURITIES
                       ACQUIRED ON     AGGREGATE
                        EXERCISE     VALUE REALIZED                                 EXERCISABLE   UNEXERCISABLE
        NAME               (#)           ($)(1)       EXERCISABLE   UNEXERCISABLE       ($)             ($)
----------------------------------------------------------------------------------------------------------------
Arthur G. Ritchie          Nil             N/A             Nil            Nil           Nil             N/A
President and Chief
Executive Officer
----------------------------------------------------------------------------------------------------------------
Zainab A. Schwartz         Nil             N/A             Nil            Nil           N/A             N/A
Vice President,
Finance and
Administration and
Chief Financial
Officer
----------------------------------------------------------------------------------------------------------------

Notes:

(1) Aggregate Value Realized is the difference between the market price of the Company's Class A Common Shares on the date of exercise and the option exercise price, multiplied by the number of common shares acquired.

(2) Value of Unexercised Options is equal to the difference between the closing price of the Common Shares of the Company on the OTC-BB on July 31, 2008 and the exercise prices of options outstanding, multiplied by the number of shares purchasable under such options.

     SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

     The following table summarizes as of November 18, 2008, the equity compensation plans pursuant to which equity securities of the Company may be issued:

                      EQUITY COMPENSATION PLAN INFORMATION

                                                                                          NUMBER OF COMMON SHARES
                                   NUMBER OF COMMON SHARES    WEIGHTED AVERAGE EXERCISE   REMAINING AVAILABLE FOR
                                 TO BE ISSUED UPON EXERCISE      PRICE OF OUTSTANDING     FUTURE ISSUANCE UNDER THE
      PLAN CATEGORY                 OF OUTSTANDING OPTION               OPTIONS            EQUITY COMPENSATION PLANS
-------------------------------------------------------------------------------------------------------------------
Equity Compensation Plans of                963,500                       1.05                      2,036,500
the Company approved by the
shareholders
-------------------------------------------------------------------------------------------------------------------
Equity Compensation Plans of
the Company not approved by                    0                           N/A                           0
the shareholders
-------------------------------------------------------------------------------------------------------------------
Total:                                      963,500                         -                       2,036,500
===================================================================================================================

C.   BOARD PRACTICES

     DATE OF EXPIRATION OF CURRENT TERM OF OFFICE

     Pursuant to the CBCA, directors of the Company hold office until the close of the next annual meeting of shareholders and until their successors are elected and qualified or until their earlier resignation or removal. The CBCA requires that twenty-five percent (25%) of the members of the Board of Directors must be resident Canadians. In addition, the Board may not transact business at a meeting unless one-quarter of the directors participating in the meeting are Canadian residents. Officers serve at the pleasure of the Board of Directors, subject to the terms of employment agreements, if any, and applicable employment laws.

     DIRECTORS' SERVICE CONTRACTS

     The Company has entered into employment agreements with one of its Named Executive Officers as described below.

     Arthur G. Ritchie, President, Chief Executive Officer and Chairman of the Board of Directors of SAND, entered into an employment agreement (the "Employment Agreement") with SAND upon the expiry of his previous employment agreement on December 31, 1993. The Employment Agreement, effective January 1, 1994 was for an initial term of five (5) years and was automatically extended for additional periods of twelve (12) months each unless SAND or Mr. Ritchie shall have given the other a notice of termination of the Employment Agreement not less than three (3) months prior to the end of its term. The Employment Agreement provides that Mr. Ritchie shall be paid an annual base salary, such bonuses as may from time to time be payable pursuant to any bonus program which is offered to senior officers or as may from time to time be payable at the discretion of the Board of Directors and a fee of one percent (1%) of the gross revenues resulting from the licensing, sale or other disposition of the Nucleus Data Base System for so long as the System is delivered as a stand-alone product of the Company. Mr. Ritchie was paid a base salary of $212,153, $150,000 and $150,000 during each of the fiscal years ended July 31, 2008, 2007 and 2006 respectively and the Board of Directors approved the payment of a cash bonus of $395,973 to Mr. Ritchie for the fiscal year ended July 31, 2003, of which $252,000 was paid during the fiscal year ended July 31, 2006. Mr. Ritchie does not hold any outstanding stock options, which have not been exercised under the 1996 Stock Incentive Plan or the 1996 Stock Option Plan of the Company. No payments have been made to date relative to the licensing, sale or other dispositions of the Nucleus Data Base Systems. In the event the Employment Agreement of Mr. Ritchie (i) is resiliated by SAND for any reason other than for Cause (as defined in the Employment Agreement) or death or (ii) is terminated by Mr. Ritchie for Good Reason (as defined in the Employment Agreement), Mr. Ritchie will be entitled to receive, among other things, a lump sum payment equivalent to two (2) times the sum of his then current annual base salary and the amount of the bonuses received by him in the immediate past year and Mr. Ritchie shall continue for a period of two (2) years to participate in all benefit plans and programs of SAND to the extent such participation is possible, and, if such continued participation is barred, to receive amounts equal to the out-of-pocket costs of participation in plans and programs providing substantially similar benefits. Since no notice was given on October 1, 2008, the employment of Mr. Ritchie will authomatically extend to January 1, 2010 on terms similar to those in the Employment Agreement.

     AUDIT COMMITTEE

     AUDIT COMMITTEE CHARTER

     The Audit Committee of the Board of Directors of SAND (the "Audit Committee") has a formal charter setting out its mandate and responsibilities of the Audit Committee that has been reviewed and adopted as amended on June 14, 2005, the text of which was included as Exhibit 15.1 of the Annual Report on Form 20-F for the fiscal year ended July 31, 2005.

     COMPOSITION OF AUDIT COMMITTEE

            NAME                INDEPENDENT              FINANCIALLY LITERATE
--------------------------------------------------------------------------------
P. Wayne Musselman                 Yes                           Yes
--------------------------------------------------------------------------------
Douglas S. Pryde                   Yes                           Yes
--------------------------------------------------------------------------------
Martin Shindler                    Yes                           Yes
--------------------------------------------------------------------------------

     The Audit Committee is comprised of three directors, each of whom is independent under applicable Canadian requirements and the rules of the United States Securities and Exchange Commission (the "S.E.C."). All the members of the Committee are "financially literate" and have the ability to read and understand a set of financial statements.

     The education and experience of each Audit Committee member that is relevant to the performance of his responsibilities are as follows:

     Mr. Wayne Musselman, BCom (Hon), FCA, retired as a partner of Deloitte & Touche in 2004 after a career of nearly thirty years during which he served clients in the banking, securities, international trade and distribution industries. He directed the Japanese Service Group of Deloitte Canada and served on the Board of Deloitte's Global Japanese Services Group. He is currently a director of the Deloitte Retired Partner Council and of Faith Life Financial. Mr. Wayne Musselman is the Chairman of the Audit Committee.

     Mr. Douglas Pryde was a member and a partner of the law firm of Lavery, de Billy, L.L.P. and its predecessor firms from 1965 to 2001.

     Mr. Martin Shindler has since 1964 been the president of a firm of accountants and business consultants located in Florida.

     The Audit Committee meets on a quarterly basis and holds special meetings as circumstances require. During the year ended on July 31, 2008, the Audit Committee held five meetings. All members attended the five meetings of the Audit Committee held during the last fiscal year, with the exception of Martin Shindler who was absent from the meeting held on April 10, 2008.

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

     GOVERNANCE, NOMINATION, HUMAN RESOURCES AND COMPENSATION COMMITTEE

     CHARTER OF THE GOVERNANCE, NOMINATION, HUMAN RESOURCES AND COMPENSATION COMMITTEE

     The Governance, Nomination, Human Resources and Compensation Committee of the Board (the "Compensation Committee") is governed by a formal charter that details its mandate, the text of which was included as Exhibit 15.2 of the Annual Report on Form 20-F for the fiscal year ended July 31, 2005.

     COMPOSITION OF THE COMPENSATION COMMITTEE

     The Compensation Committee is composed of Messrs. Musselman, Pryde and Wicker, all of whom are non-management and independent directors. They satisfy the current requirements of the NASDAQ Stock Market relating to independence.

     The Compensation Committee has the following duties and responsibilities:
(a) developing, monitoring and ensuring the effectiveness of the corporate governance policies and practices of the Company; (b) identifying and selecting nominees for election of the Board of Directors of the Company and identifying and proposing to the Board of Directors candidates to fill in the vacancies on the Board of Directors; (c) ensuring the independence of the Board of Directors;
(d) evaluating the effectiveness and performance of individual directors, the Board of Directors and its committees; (e) assisting the Board in setting the objectives for the Chief Executive Officer of the Company and evaluating his performance; (f) establishing human resources policies and practices, including compensation and recruitment policies and practices for senior management, as well as establishing levels of salary, bonus, benefits and incentives provided to executive officers of the Company and its affiliates; and (g) various other matters related to the foregoing as set out in the Charter of the Committee.

     During the year ended July 31, 2008, the Compensation Committee met three times in order to consider two potential nominees to be appointed as directors of the Company. The Compensation Committee recommended to the Board the appointment of one of the two nominees.

     STATEMENT OF CORPORATE GOVERNANCE PRACTICES

     The Company has reviewed its corporate governance practices in light of the guidelines contained in REGULATION 58-101 RESPECTING DISCLOSURE OF CORPORATE GOVERNANCE PRACTICE ("Regulation 58-101") of the Canadian Securities Administrators. A description of the Company's corporate governance practices is set out below in response to the requirements of Regulation 58-101.

     BOARD OF DIRECTORS

     The Board has delegated to the Chief Executive Officer and senior management the responsibility for day-to-day management of the business of the Company, subject to compliance with the plans approved from time to time by the Board of Directors. In addition to those matters, which must by law or by the Articles of the Company be approved by the Board, the Board retains responsibility for significant changes in the Company's affairs such as approval of major capital expenditures, debt and equity financing arrangements and significant acquisitions and divestitures.

     The Board oversees the identification of the principal risks of the Company's business and the implementation by management of appropriate systems to manage such risks. The Board reviews from time to time organizational matters such as succession planning. Given current management's tenure, their vast experience and low turnover, succession planning is not seen as critical at the present time by the Board.

     The following directors are "independent" pursuant to National Policy 58-201 CORPORATE GOVERNANCE GUIDELINES ("NP 58-201") as they qualify as "independent" directors, as such term is defined in REGULATION 52-110 RESPECTING AUDIT COMMITTEES: Wayne Musselman, Thomas O'Donnell, Douglas Pryde, Martin Shindler and George Wicker.

     Arthur G. Ritchie is not independent, as he is President and Chief Executive Officer of SAND.

     DIRECTORSHIPS

     None of the directors is presently a director of any other issuer that is a reporting issuer (or the equivalent) in any jurisdiction.

     ORIENTATION AND CONTINUING EDUCATION

     The Board of Directors of the Company takes the following steps to ensure that all new directors receive orientation regarding the role of the Board, its committees and its directors, and the nature and operation of the Company.

     The first step is to assess a new director's set of skills and professional background. This allows the orientation to be customized to that director's needs since different information regarding the nature and operations of the Company's business will be necessary and relevant to each new director. Once determined, one or more existing directors, who may be assisted by the Company's management, provide the new director with the appropriate orientation through a series of meetings, telephone calls and other correspondence.

     Orientation and education of directors is an ongoing matter. As such, ongoing informal discussions between management and members of the Board are encouraged and visits to the Company's operations are organized.

     ETHICAL BUSINESS CONDUCT

     The Company is committed to promote the highest standard of ethic and integrity in the pursuance of all of its activities. Furthermore, the directors, officers and employees of the Company are expected to act and to hold their office within the best interests of the Company. The Company expects that all directors shall act in compliance of all laws and regulations applicable to their office as director of the Company.

     In the event any transactions or agreements occur in respect of which a director or executive officer has a material interest, the matter must be initially reviewed by the Audit Committee and is then submitted to the Board of Directors. The Board may implement any measures that it finds necessary in order to ensure the exercise of independent judgment. In the event a director has a material interest in any transaction or agreement, such Director will abstain from voting in that regard.

     NOMINATION OF DIRECTORS

     The Board of Directors of the Company does not feel it is necessary to increase the number of directors on the Board at this time.

     The Compensation Committee seeks qualified candidates to be considered for nomination as directors. Proposed nominations are subject to review and approval by the Board.

     Any new appointees or nominees to the Board of Directors must have a favourable track record in general business management, special expertise in areas of strategic interest to the Company, the ability to devote the time required and a willingness to serve as a director.

     COMPENSATION

     The Compensation Committee evaluates the adequacy of compensation of the directors and the Company's management. After sufficient review and analysis, the Compensation Committee recommends the compensation of the directors and the Company's management to the Board for approval.

     OTHER BOARD COMMITTEES

     As of the date hereof, the Audit Committee and the Compensation Committee are the only Board committees created by the Board of Directors.

     ASSESSMENTS

     The Compensation Committee is responsible for assessing the individual and collective effectiveness of the Board and selecting new directors.

D.   EMPLOYEES

     On July 31, 2008, the Company had 42 employees, including 26 full-time employees with SAND, and 5 full-time employees with Sand

Technology Company ("Sand USA"), 3 full-time employees with Sand Technology Limited ("Sand UK") and 7 full-time employees with Sand Technology Deutschland GmbH ("Sand Germany"). Moreover, the Company had 1 part-time employee with Sand Germany.

     On July 31, 2007, the Company had 47 employees, including 27 full-time employees with SAND, and 7 full-time employees with Sand USA, 4 full-time employees with Sand UK and 9 full-time employees with Sand Germany. Moreover, the Company had 1 part-time employee with Sand Germany.

     On July 31, 2006, the Company had 56 employees, including 29 full-time employees with SAND, and 7 full-time employees with Sand USA, 4 full-time employees with Sand UK and 15 full-time employees with Sand Germany. Moreover, the Company had 1 part-time employee with Sand Germany.

     No employee of the Company is represented by a labour union or is covered by a collective bargaining agreement. Since inception, the Company has not suffered any disruptions as a result of labour problems or employee disputes.

E.   SHARE OWNERSHIP

The shareholdings of the Named Executive Officer as well as the rest of the directors and officers of the Company as at November 18, 2008 are as follows:

                                                                                NUMBER AND PERCENTAGE OF
NAME                                   POSITION HELD                            OUTSTANDING COMMON SHARES OWNED
--------------------------------------------------------------------------------------------------------------------
Wayne Musselman                        Director and Chairman of the Audit                                 Nil (Nil)%
                                       Committee
--------------------------------------------------------------------------------------------------------------------
Thomas M. O'Donnell                    Director                                                      384,700 (2.69)%
--------------------------------------------------------------------------------------------------------------------
Douglas Pryde                          Director                                                           Nil (Nil)%
--------------------------------------------------------------------------------------------------------------------
Arthur G. Ritchie                      President, Chief Executive Officer                         3,598,388 (25.13)%
                                       and Chairman of the Board of Directors
--------------------------------------------------------------------------------------------------------------------
Martin Shindler                        Director                                                        5,950 (0.04)%
--------------------------------------------------------------------------------------------------------------------
                                       Vice President, Finance and
Zainab A. Schwartz                     Administration and Chief Financial                                 Nil (Nil)%
                                       Officer
--------------------------------------------------------------------------------------------------------------------
Sebastien Vezina                       Corporate Secretary                                                Nil (Nil)%
--------------------------------------------------------------------------------------------------------------------
George Wicker                          Director                                                      274,950 (1.92)%
--------------------------------------------------------------------------------------------------------------------

The details of the stock options held by the Named Executive Officer as well as the rest of the directors and officers of the Company as at November 18, 2008 are as follows:

            NAME            GRANT DATE   EXPIRY DATE     EXERCISE PRICE    NUMBER OF OPTIONS
--------------------------------------------------------------------------------------------
Wayne Musselman                 N/A           N/A              N/A                 Nil
--------------------------------------------------------------------------------------------
Thomas M. O'Donnell             N/A           N/A              N/A                 Nil
--------------------------------------------------------------------------------------------
Douglas Pryde                   N/A           N/A              N/A                 Nil
--------------------------------------------------------------------------------------------
Arthur G. Ritchie               N/A           N/A              N/A                 Nil
--------------------------------------------------------------------------------------------
Martin Shindler                 N/A           N/A              N/A                 Nil
--------------------------------------------------------------------------------------------

            NAME            GRANT DATE   EXPIRY DATE     EXERCISE PRICE    NUMBER OF OPTIONS
--------------------------------------------------------------------------------------------
Zainab A. Schwartz              N/A           N/A              N/A                 Nil
--------------------------------------------------------------------------------------------
Sebastien Vezina                N/A           N/A              N/A                 Nil
--------------------------------------------------------------------------------------------
George Wicker                   N/A           N/A              N/A                 Nil
--------------------------------------------------------------------------------------------

     ARRANGEMENTS INVOLVING THE EMPLOYEES IN THE CAPITAL OF THE COMPANY

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

     On November 21, 2005, the Board of Directors approved an amendment to the 1996 Stock Incentive Plan to extend the life of the Incentive Plan for an additional period of ten (10) years. This amendment was confirmed, approved and ratified by the shareholders of the Company at the annual and special meeting of the shareholders held on December 15, 2005. On October 3, 2006, the Board of Directors provided for the amendment of each Stock Incentive Agreement between an optionee and the Company whereby the options granted and outstanding thereunder shall be exercisable for a period of ten (10) years from July 7, 2006 with immediate vesting for all those outstanding options which have vested on or prior to July 7, 2006.

     The Incentive Plan is administered by the Compensation Committee of the Board of Directors each of whose members is a "disinterested person" as defined under the Exchange Act and an "outside director" as defined in the UNITED STATES INTERNAL REVENUE CODE. The former Options Committee has been dissolved. The Incentive Plan permits the granting of incentive stock options on terms designed to gain certain advantages under United States Federal income tax law.

     The term and number of common shares covered by each option, as well as the permitted frequency of exercise of such options, are determined by the Compensation Committee at the time the options are granted to the recipients. The number of common shares which may be subject to option in favour of a single recipient may not exceed 5% of the outstanding common shares of the Company. The exercise price of each option for common shares may not be less than the closing price of the common shares on the trading day prior to the day the option is granted or, if there was no transaction on that day, the average of the bid and ask prices on that day, less any discount as decided by the Board of Directors within the extent permitted by the applicable regulatory provisions. Options granted under the Incentive Plan may not be assigned or pledged. No financial assistance is available to recipients in connection with the exercise of an option. The Company may terminate the Incentive Plan at any time, subject to vested rights.

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

     On November 21, 2005, the Board of Directors approved an amendment to the Option Plan to extend the life of the Option Plan and of the options granted and outstanding under the Option Plan for an additional period of ten (10) years. This amendment was confirmed, approved and ratified by the shareholders of the Company at the annual and special meeting of the shareholders held on December 15, 2005. On October 3, 2006, the Board of Directors provided for the amendment of each Stock Option Agreement between an optionee and the Company whereby the options granted and outstanding thereunder shall be exercisable for a period of ten (10) years from July 7, 2006 with immediate vesting for all those outstanding options which have vested on or prior to July 7, 2006.

     The Option Plan is administered by the Compensation Committee of the Board of Directors each of whose members is a "disinterested person" as defined under the Exchange Act and an "outside director" as defined in the UNITED STATES INTERNAL REVENUE CODE.

     The term and number of common shares covered by each option, as well as the permitted frequency of exercise of such options, are determined by the Compensation Committee at the time the options are granted to the recipients. The number of common shares which may be subject to option in favour of a single recipient may not exceed 5% of the outstanding common shares of the Company. The exercise price of each option for common shares may not be less than the price of the common shares as determined by the Compensation Committee within the extent permitted by the applicable regulatory provisions. Options granted under the Option Plan may not be assigned or pledged. No financial assistance is available to recipients in connection with the exercise of an option. Options which expire or are terminated or surrendered or unexercised are thereafter available for the granting of other options. The Company may terminate the Option Plan at any time subject to vested rights.

     As at November 18, 2008, 556,000 options had been granted and remained outstanding under the Option Plan and the Incentive Plan and 1,444,000 options remained available for grant under both plans.

     During the fiscal year ended July 31, 2008, no options were granted. 577,000 options were cancelled due to the merger of ClarityBlue with Experian Limited and 36,000 options expired. No options were exercised.

     During the period August 1, 2008 to November 18, 2008, no options were granted, cancelled or exercised.

     SHARE AWARD PLAN

     On November 2, 2006, the Board of Directors of SAND established a Share Award Plan pursuant to which up to 1,000,000 common shares of the Company shall be issuable under the Share Award Program through direct and immediate issuances without any intervening option grants. Each such share issuance shall be evidenced by a Share Award Agreement that complies with the terms and conditions of the Share Award Plan, and which state the number of common shares being awarded, the restrictions imposed on the shares awarded under such Share Award Agreement and such other representations, agreements, terms or conditions as may be required or desirable by the Board of Directors of the Company. The award recipient shall obtain the rights and obligations of a shareholder of the Company with respect to the common shares of the Company award under the Share Award Agreement only upon vesting of the award.

     On August 28, 2007, the Board of Directors of the Company authorized the award of up to 665,000 common shares. As of November 18, 2008, the Company has awarded 407,500 common shares including grants which are dependant on the award recipients and achieving certain defined objectives.

ITEM 7.  MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

     As of November 18, 2008, the Company had 14,318,189 Class A Common Shares outstanding. Each Class A Common Share entitles its holder to one vote.

A.   MAJOR SHAREHOLDERS

     The following are the only persons who, to our knowledge, beneficially own or exercise control or direction over shares carrying more than five percent (5%) of the votes attached to Class A Common Shares of the Company at November 18, 2008:

                                        APPROXIMATE NUMBER OF CLASS A             PERCENTAGE OF CLASS A
                                     COMMON SHARES OWNED, CONTROLLED OR            COMMON SHARES OWNED,
                                       DIRECTED, DIRECTLY OR INDIRECTLY           CONTROLLED OR DIRECTED
---------------------------------------------------------------------------------------------------------
Arthur G. Ritchie                                  3,598,388                                25.13%
---------------------------------------------------------------------------------------------------------
Thomas M. O'Donnell                                  785,500                                 5.49%
---------------------------------------------------------------------------------------------------------
Estate of Jerome Shattner                          1,048,000                                 7.31%
---------------------------------------------------------------------------------------------------------

     The total number of Class A Common Shares owned, controlled or directed by the senior management and directors of SAND as a group, to our knowledge, is 5,910,988, or approximately 41.28%, at November 18, 2008.

     The voting rights of the Class A Common Shares held by the persons identified or referred to above are the same as the voting rights of the Class A Common Shares held by all other shareholders.

     To our knowledge, as of November 18, 2008, 9,607,367 Class A Common Shares were held of record by persons whose registered addresses were in the United States. Many of our Class A Common Shares are held in the name of intermediaries.

     Except as set forth above, to our knowledge, the Company is not directly or indirectly owned or controlled by another company, by any foreign government or by any other national or legal person severally or jointly.

     There are no known contractual arrangements which may result in a change of control of the Company at a subsequent date.

B.   RELATED PARTY TRANSACTIONS

     SAND maintains directors' and officers' liability insurance which, subject to the provisions and exclusions contained in the policy, protects the directors and officers as such, against any claims made during the term of their office against any of them for a wrongful act, provided they acted honestly and in good faith with a view to the best interests of SAND. The policy provides coverage with a limit of US$5,000,000 per loss per policy period, subject to a deductible of US$250,000 per securities claim and US$250,000 per other claim. The current annual premium is paid entirely by SAND and amounts to approximately US$140,000. To the extent permitted by law, SAND has entered into an indemnification agreement with each of its directors and senior officers.

     In the fiscal year 2007, the Company formalized the conditions pertaining to a loan that originated from amounts owed by the Company to Arthur G. Ritchie, its President and Chief Executive Officer by virtue of his employment contract (amounts owed from services rendered, prior to 2002 of $429,461; in 2006, of $320,683; and in 2008, of $352,557). The loan is repayable within 90 days of the receipt of a written demand from Mr. Ritchie. The loan bears interest at the rate of 15%. In conjunction with the ratification of the loan agreement, the Company also issued 103,061 share purchase warrants, each warrant entitling the purchase of one class "A" common share of the Company at a price of US$0.44 per share and is valid for the term of the agreement. The residual valuation method was used to allocate the proceeds between the liability component and the equity component.

     During the fiscal year 2008, the Company obtained an additional loan from Arthur G. Ritchie in the amount of $165,000 which is repayable within 30 days of the receipt of a written demand from Mr. Ritchie. The loan bears interest at the rate of 15% per annum. Interest is payable on the last business day of each calendar month.

     On April 18, 2008, SAND entered into a Voting Agreement with Arthur G. Ritchie and Bradley G. Griffith on behalf of the subscribers of debentures issued pursuant to a private placement on April 24, 2008 for aggregate proceeds of US$1,002,600 (the "Debentureholders"), whereby SAND granted the right to holders of such debentures holding a majority of the aggregate principal amount of the debentures outstanding to have the right to designate one member to be nominated as director of SAND and which provided that this member shall initially be Thomas M. O'Donnell.

     Also on April 18, 2008, SAND entered into an Inter-Creditor Priority Agreement with Arthur G. Ritchie and Bradley G. Griffith on behalf of the Debentureholders, whereby Arthur G. Ritchie consented to the issue of the debentures by the Company, subject to the fact that for each two Canadian dollars paid (whether prior to a default or further to a default, including pursuant to realization proceedings) to the Debentureholders, SAND shall remit one Canadian dollar to Arthur G. Ritchie for the sums representing the principal amount only (excluding specifically any interest) owing to Arthur Ritchie as part of the Advances, until all sums owing to the Debentureholders or to Arthur G. Ritchie has been repaid by SAND.

C.   INTERESTS OF EXPERTS AND COUNSELS

     Not applicable.

ITEM 8.  FINANCIAL INFORMATION

A.   CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

     The Company's consolidated financial statements are set out under Item 18.

     LEGAL PROCEEDINGS

     There are no on-going legal proceedings.

     DIVIDEND RECORD AND POLICY

     The Company has never paid any dividend on its common shares. The Company's present policy is to retain any earnings to finance future growth. Dividends on the common shares paid to non-residents of Canada will generally be subject to withholding tax under the INCOME TAX ACT (Canada) at the rate of 25%. Such rate may be subject to reduction under the provisions of a tax treaty between Canada and the country in which the recipient is resident. The Canada-U.S. Income Tax Convention (1980) (the "Convention") provides for a general reduction in the rate of withholding tax to 15% on dividends paid on shares of a Company resident in Canada (such as the Company) to a resident of the United States, and also provides for a further reduction to 5% where the beneficial owner of the dividend is a Company, resident in the United States, which owns at least 10% of the voting shares of the Company paying the dividend.

B.   SIGNIFICANT CHANGES

     There have been no significant changes since the date of the consolidated financial statements included in this Report.

ITEM 9.  THE OFFER AND LISTING

A.   OFFER AND LISTING DETAILS

     The following table sets forth the price ranges and volume of common shares during the periods indicated on the OTC-BB, or before August 5, 2005, on the Nasdaq SmallCap Market System.

       PERIOD          HIGH            LOW           VOLUME
-----------------------------------------------------------------
MONTH ENDED
-----------------------------------------------------------------
October 2008           0.79            0.48           159,700
-----------------------------------------------------------------
September 2008         0.81            0.72            99,900
-----------------------------------------------------------------
August 2008            0.77            0.65            85,800
-----------------------------------------------------------------
July 2008              0.80            0.70            72,000
-----------------------------------------------------------------
June 2008              0.85            0.74           104,300
-----------------------------------------------------------------
May 2008               0.85            0.70           363,000
-----------------------------------------------------------------

       PERIOD          HIGH            LOW           VOLUME
-----------------------------------------------------------------
QUARTER ENDED
-----------------------------------------------------------------
October 31, 2008       0.81            0.48           345,400
-----------------------------------------------------------------
July 31, 2008          0.85            0.70           539,300
-----------------------------------------------------------------
April 30, 2008         0.55            0.31           648,500
-----------------------------------------------------------------
January 31, 2008       0.50            0.31           578,400
-----------------------------------------------------------------
October 31, 2007       0.55            0.40           599,400
-----------------------------------------------------------------
July 31, 2007          0.58            0.35           667,400
-----------------------------------------------------------------
April 30, 2007         0.65            0.40           361,600
-----------------------------------------------------------------
January 31, 2007       0.70            0.40           460,900
-----------------------------------------------------------------
October 31, 2006       0.48            0.38           348,500
-----------------------------------------------------------------

       PERIOD(1)       HIGH            LOW           VOLUME
-----------------------------------------------------------------
FISCAL YEAR ENDED
-----------------------------------------------------------------
July 2008              0.85            0.31           2,365,600
-----------------------------------------------------------------
July 2007              0.70            0.35           1,838,400
-----------------------------------------------------------------
July 2006              0.85            0.22           3,228,200
-----------------------------------------------------------------
July 2005(1)           1.08            0.43           3,702,500
-----------------------------------------------------------------
July 2004(2)           1.61            0.75           8,921,600
-----------------------------------------------------------------

Notes:

(1) As traded on The Nasdaq SmallCap Market System or after August 9, 2005 on the OTC-BB.
(2)  As traded on The Nasdaq SmallCap Market System.

B.   PLAN OF DISTRIBUTION

Not applicable.

C.   MARKETS

     The Company's common shares are listed and traded in the United States on the OTC-BB since August 9, 2005, under the symbol "SNDTF". Before August 9, 2005, the Company's common shares were listed on the Nasdaq SmallCap Market System.

     In 2008, the management of SAND has learned that its common shares have been listed for trading on the Berlin-Bremen Stock Exchange (the "Berlin Exchange") under the symbol "SD1A", without the Company's prior knowledge, consent or authorization. Any authorized broker may list a company on the Berling Exchange by filing an application with the administration of the exchange for a permit to trade a company's stock already listed on and regulated by other markets. SAND does not anticipate that this will materially affect the price of its common shares.

     On January 30, 2008, SAND applied to the AUTORITE DES MARCHES FINANCIERS (the "AMF"), the securities regulatory authority in the Province of Quebec in Canada to become reporting issuer in the Province of Quebec in order to allow its securities to be freely tradeable in the province (subject to applicable resale restriction periods). On April 15, 2008, the application was granted and SAND became reporting issuer in the Province of Quebec and is now subject to the disclosure requirements of the AMF.

D.   SELLING SHAREHOLDERS

Not applicable.

E.   DILUTION

Not applicable.

F.   EXPENSES OF THE ISSUE

Not applicable.

ITEM 10. ADDITIONAL INFORMATION

A.   SHARE CAPITAL

     Not applicable.

B.   MEMORANDUM AND ARTICLES OF INCORPORATION

     SAND was incorporated on December 10, 1982 under the provisions of the CBCA. The articles of the Company place no restrictions upon the Company's objects and purposes.

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

     LIMITATIONS ON OWNERSHIP OF SECURITIES

     Except as described below under "Exchange Controls", there are no limitations on the right to own securities imposed by foreign law to the Company's knowledge or by the articles of the Company.

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

     DESCRIPTION OF SHARE CAPITAL

     The authorized share capital of the Company consists of an unlimited number of Class A Common Shares, all without par value, and, an unlimited number of Class B Shares, issuable in series, all without par value, of which Class B, Series A Shares have been authorized.

     CLASS A COMMON SHARES

     The Class A Common Shares of the Company have the following rights, privileges, restrictions and conditions:

          - DIVIDENDS: Subject to the prior rights of the holders of the Class B Shares and any other shares ranking senior to the Class A Common Shares with respect to priority in the payment of dividends, the holders of Class A Common Shares are entitled to receive dividends and the Company must pay dividends thereon, as and when declared by the Board of Directors of the Company out of moneys properly applicable to the payment of dividends, in such amount and in such form as the Board of Directors of the Company may from time to time determine and all dividends which the Board of Directors of the Company may declare on the Class A Common Shares must be declared and paid in equal amounts per share on all Class A Common Shares at the time outstanding.

          - DISSOLUTION: In the event of the dissolution, liquidation or winding-up of the Company, whether voluntary or involuntary, or any other distribution of assets of the Company among its shareholders for the purpose of winding-up its affairs, subject to the prior rights of the holders of the Class B Shares and any other shares ranking senior to the Class A Common Shares with respect to priority in the distribution of assets upon dissolution, liquidation, winding-up or distribution for the purpose of winding-up, the holders of the Class A Common Shares are entitled to receive the remaining property and assets of the Company.

          - VOTING RIGHTS: The holders of the Class A Common Shares are entitled to receive notice of and to attend all meetings of the shareholders of the Company and have one vote for each Class A Common Share held at all meetings of the shareholders of the Company, except meetings at which only holders of another specified class or series of shares of the Company are entitled to vote separately as a class or series.

     There are no redemption or sinking fund provisions relating to the Class A Common Shares and the Class A Common Shares are fully paid and non-assessable.

     CLASS B SHARES

     The Class B Shares, as a class, have the following rights, privileges, restrictions and conditions:

     - DIRECTORS' AUTHORITY TO ISSUE IN ONE OR MORE SERIES: The Board of Directors of the Company may issue the Class B Shares at any time and from time to time in one or more series. Before the first shares of a particular series are issued, the Board of Directors of the Company must fix the limited or unlimited number of shares in such series and must determine, subject to the limitations set out in the articles, the designation, rights, privileges, restrictions and conditions to be attached to the shares of such series including, without limitation, the rate or rates, amount or method or methods of calculation of dividends thereon, the time and place of payment of dividends, whether cumulative or non-cumulative or partially cumulative and whether such rate, amount or method of calculation shall be subject to change or adjustment in the future, the currency or currencies of payment of dividends, the consideration and the terms and conditions of any purchase for cancellation, retraction or redemption rights (if any) (but in no event shall the voting rights attributable to a Class B Share exceed those attributable to a Class A Common Share), the conversion or exchange rights attached thereto (if any), the voting rights attached thereto (if any), and the terms and conditions of any share purchase plan or sinking fund with respect thereto. Before the issue of the first shares of a series, the Board of Directors of the Company shall send to the Director (as defined in the CBCA) articles of amendment containing a description of such series including the designation, rights, privileges, restrictions and conditions determined by the Board of Directors of the Company.

     - RANKING OF CLASS B SHARES: No rights, privileges, restrictions or conditions attached to a series of Class B Shares may confer upon a series a priority in respect of dividends or return of capital over any other series of Class B Shares then outstanding. The Class B Shares are entitled to priority over the common shares of the Company and over any other shares of the Company ranking junior to the Class B Shares with respect to priority in the payment of dividends and the distribution of assets in the event of the liquidation, dissolution or winding-up of the Company, whether voluntary or involuntary, or any other distribution of the assets of the Company among its shareholders for the purpose of winding-up its affairs. If any cumulative dividends or amounts payable on a return of capital in respect of a series of Class B Shares are not paid in full, the Class B Shares of all series must participate rateably in respect of such dividends, including accumulations, if any, in accordance with the sums that would be payable on such shares if all such dividends were declared and paid in full, and in respect of any repayment of capital in accordance with the sums that would be payable on such repayment of capital if all sums so payable were paid in full; provided however, that in the event of there being insufficient assets to satisfy in full all such claims to dividends and return of capital, the claims of the holders of the Class B Shares with respect to repayment of capital must first be paid and satisfied and any assets remaining thereafter must be applied towards the payment and satisfaction of claims in respect of dividends. The Class B Shares of any series may also be given such other preferences over the common shares and over any other shares ranking junior to the Class B Shares as may be determined in the case of such series of Class B Shares.

     - VOTING RIGHTS: Except as otherwise required by law or in accordance with any voting rights which may from time to time be attached to any series of Class B Shares, the holders of the Class B Shares as a class are not entitled as such to receive notice of, to attend or to vote at any meeting of the shareholders of the Company.

     - APPROVAL OF HOLDERS OF CLASS B SHARES: The rights, privileges, restrictions and conditions attaching to the Class B Shares as a class may be added to, changed or removed but only with the approval of the holders of the Class B Shares given as hereinafter specified.

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

     VOTING RIGHTS

     Each holder of Class B, Series A Shares shall be entitled to receive notice of and to attend all meetings of shareholders of the Company, except meetings at which only holders of other classes or series of shares are entitled to attend, and at all such meetings shall be entitled to a number of votes equal to the number of Class A Common Shares of the Company then issuable upon the conversion of the Class B, Series A Shares into Class A Common Shares and to vote together with the holders of Class A Common Shares of the Company.

     CUMULATIVE DIVIDENDS

     The holders of the Class B, Series A Shares shall be entitled to receive and the Company shall pay to them, always in preference and priority to any payment of dividends on the Class A Common Shares of the Company and any other Shares of the Company ranking junior to the Class B, Series A Shares, as and when declared by the board of directors of the Company out of moneys of the Company properly applicable to the payment of dividends, fixed, cumulative cash dividends at the annual rate per share of 7% of the amount equal to the amount recorded in the stated capital account maintained in respect of the Class B, Series A Shares outstanding payable quarterly, by cheque of the Company or in kind. Such dividend on any particular Class B, Series A Share shall accrue and be cumulative from the date of issue of such Class B, Series A Share. In the event the price of the Common Shares of the Company is more than 200% of the conversion price of the Class B, Series A Shares for thirty (30) consecutive trading days, and provided that a Registration Statement has been declared effective by the the S.E.C. or 365 days have passed since the initial issue of the Class B, Series A Shares, the Company shall cease paying dividends.

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

     CONVERSION RIGHTS

     The holders of the Class B, Series A Shares shall have the right at any time to convert the Class B, Series A Shares into a number of Class A Common Shares of the Company equal to the amount received by the Company upon the initial issue of each Class B, Series A Share plus all accrued and unpaid cumulative dividends divided by the conversion price of $0.40 per Class B, Series A Share (the "Conversion Price").

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

     In the event that the Company issues Class A Common Shares, Class B Shares or other securities at a price which is less than the then current conversion price of the Class B, Series A Shares, the conversion price of the Class B, Series A Shares shall be reduced to the price at which the Class A Common Shares, Class B Shares or other securities are issued. The following issuances of securities shall not bring about the foregoing reduction in the conversion price: (i) securities issued upon the conversion of any Class B, Series A Shares; (ii) securities issued upon the conversion of any debenture, warrant, option or other convertible security; and (iii) Class A Common Shares of the Company (or options or rights or purchase such Class A Common Shares) issued or issuable to employees, directors, officers or consultants pursuant a plan approved by the Board of Directors of the Company.

     CHANGE OF RIGHTS OF SHAREHOLDERS

     The CBCA requires the consent by special resolution of a majority of not less than two thirds (2/3) of the votes cast by the shareholders entitled to vote in order to change the rights of holders of shares, including the designation of all or any shares, and any addition, change or removal of rights, privileges, restrictions and conditions, including rights to accrued dividends, in respect of all or any shares, whether issued or unissued.

C.   MATERIAL CONTRACTS

     The material contracts concluded by the Company for the two years immediately preceding publication of this Report are as follows:

- Voting Agreement entered into by and between SAND, Mr. Arthur G. Ritchie and Mr. Bradley G. Griffith, on behalf of the Debentureholders dated April 18, 2008, whereby SAND granted the right to Debentureholders holding a majority of the aggregate principal amount of the debentures outstanding to have the right to designate one member to be nominated as director of SAND and which provided that this member shall initially be Thomas M. O'Donnell;

- Deed of Hypothec to Secure Payment of Debentures entered into by and between SAND and Mr. Bradley G. Griffith, on behalf of the Debentureholders, before Mr. Sandor Steinberg, Notary for the Province of Quebec, on April 24, 2008, whereby SAND agreed for the purposes of securing the payment of the debentures in principal and interest to hypothecate and charge in favour of Mr. Griffith and each of the Debentureholders for the sum of three million three hundred and ninety-eight thousand and six hundred and forty-four Canadian dollars ($3,298,644), with interest at the rate of eight percent (8%) per annum, the universality of all of its property, movable and immovable, personal and real, corporeal and incorporeal, tangible and intangible, present and future, of whatever nature and wherever situated; and

D.   EXCHANGE CONTROLS

     Other than as provided in the INVESTMENT CANADA ACT (Canada) (the "Investment Act"), there are currently no limitations imposed by Canadian laws, decrees or regulations that restrict the import or export of capital, including foreign exchange controls, or that affect the remittance of dividends to non-resident holders of the Company's securities. However, any such remittances of dividends paid to United States residents are subject to withholding tax at a rate equal to a maximum of 15% of the amount paid (see Section E - Taxation under Item 10 - Additional Information).

     The following discussion summarises the material features of the Investment Act, in its present form, for a non-resident of Canada who proposes to acquire common shares of the Company. The Investment Act regulates the acquisition of control of a Canadian business by a non-Canadian as defined under the Investment Act. With respect to the Company, an acquisition of control is considered to be the acquisition of the majority of its common shares. However, if a non-Canadian acquires more than one-third of the voting shares of the Company, but less than a majority, there is a presumed acquisition of control unless it can be established that the Company is not controlled in fact by the acquirer. All acquisitions of control of a Canadian business are notifiable (which requires that a notification form be submitted to Investment Canada within thirty days after the implementation of the investment) unless the investment is reviewable. If the investment is reviewable, the investment may not be implemented until the Minister responsible for the Investment Act is, or has been deemed to be, satisfied that the investment is likely to be of net benefit to Canada.

     Where either the acquirer is, or the Company is presently controlled by, a WTO investor (as that term is defined in the Investment Act), a direct acquisition of control of the Company will only be reviewable if the value of the Company's assets, as shown on its audited financial statements for the most recently completed fiscal year, is equal to or greater than $223 million. This amount varies each year based on the rate of growth in Canadian gross domestic product. Other direct acquisitions of control are reviewable if the value of the assets of the Company, as calculated above, is equal to or greater than $5 million. The $5 million threshold for review also applies with respect to the acquisition of control of any Canadian business that provides any financial services or transportation services, is a cultural business, or is engaged in the production of uranium and owns an interest in or producing uranium property in Canada.

     Indirect acquisitions of control (acquisitions of control of an entity which in turn controls the Company) are not reviewable under the Investment Act if the acquirer is a WTO investor or if the Company is controlled by a WTO investor. Otherwise, an indirect acquisition will be reviewable if the value of the Company's assets is $50 million or more, or if the value of the Company's assets acquired in the total transaction are in Canada or the acquisition is not effected through the acquisition of control of a foreign Company.

     Certain types of transactions are exempt from application of the Investment Act including acquisitions of control of the Company:

     (a) by the acquisition of voting shares or the voting interests by any person in the ordinary course of that person's business as a trader or dealer in securities;

     (b) in connection with the realization of security granted for a loan or other financial assistance and not for any purpose related to the Investment Act;

     (c) for facilitating its financing and not for any purpose related to the Investment Act on the condition that the acquirer divest control within two years after control was acquired; and

     (d) by reason of an amalgamation, merger, consolidation or corporate reorganization following which the ultimate or indirect control in fact of the Company through the ownership of voting interests remains unchanged.

     There are currently no limitations on the right of foreign or non-resident owners of common shares to hold or vote such securities imposed by Canadian law or the Company's charter or other constituent documents.

E.   TAXATION

     CERTAIN CANADIAN FEDERAL INCOME TAX CONSEQUENCES

     The discussion under this heading summarises the material Canadian federal income tax consequences of acquiring, holding and disposing of common shares of the Company for a shareholder of the Company who is not resident in Canada but is resident in the United States and who will acquire and hold common shares of the Company as capital property for the purpose of the INCOME TAX ACT (Canada) (the "Tax Act"). This summary does not apply to a shareholder who carries on business in Canada through a "permanent establishment" situated in Canada or who has a fixed tax base regularly available to him through which he or she performs independent personal services in Canada if the shareholder's holding in the Company is effectively connected with such permanent establishment or fixed base. This summary is based on the provisions of the Tax Act and the regulations thereunder and on the Company's understanding of the administrative practices of the Canada Revenue Agency and takes into account all specific proposals to amend the Tax Act or regulations made by the Minister of Finance of Canada to November 10, 2008. It has been assumed that there will be no other relevant amendment of any governing law although no assurance can be given in this respect. This discussion is general only and is not a substitute for independent advice from a shareholder's own Canadian and U.S. tax advisors.

     The provisions of the Tax Act are subject to income tax treaties to which Canada is a party, including the Convention and the Protocols to the Convention.

     DIVIDENDS ON COMMON SHARES

     Under the Tax Act, a non-resident of Canada is generally subject to Canadian withholding tax at the rate of 25% on dividends paid or deemed to have been paid to him by a Company resident in Canada. The Convention limits the rate to 15% if the shareholder is resident in the United States and the dividends are beneficially owned by and paid to him, and to 5% if the shareholder is a company that beneficially owns at least 10% of the voting shares of the payer company. The Convention generally exempts from Canadian income tax dividends paid to a religious, scientific, literary, educational or charitable organisation or to an organisation constituted and operated exclusively to administer a pension, retirement or employee benefit fund or plan, if the organisation is resident in the United States and is exempt from income tax under the laws of the United States.

     DISPOSITION OF COMMON SHARES

     Under the Tax Act, a taxpayer's capital gain or capital loss from a disposition of common shares of the Company is the amount, if any, by which his proceeds of disposition exceed (or are exceeded by, respectively) the aggregate of his adjusted cost base of the share and reasonable expenses of disposition. One-half of a capital gain (the "taxable capital gain") is included in income, and one-half of a capital loss in a year (the "allowable capital loss") is deductible from taxable capital gains realized in the same year. The amount by which a shareholder's allowable capital loss exceeds the taxable capital gain in a year may be deducted from a taxable capital gain realized by the shareholder in the year or in the three previous or any subsequent year, subject to certain restrictions in the case of a corporate shareholder.

     In the case of a shareholder that is a company, the amount of any capital loss otherwise determined may be reduced, in certain circumstances, by the amount of dividends previously received in respect of the shares disposed of, unless the company owned the shares for at least 365 days prior to sustaining the loss and (together with companies, persons and other entities with whom the company was not dealing at arm's length) did not, at the time the dividends were received, own more than 5% of the shares of any class of the capital stock of the company from which the dividend was received. These loss limitation rules may also apply where a company is a member of a partnership or a beneficiary of a trust that owned the shares disposed of.

     A non-resident of Canada is not subject to tax under the Tax Act in respect of a capital gain realized upon the disposition of shares unless the shares represent "taxable Canadian property". Common shares of the Company will not generally constitute taxable Canadian property. Common shares of the Company will constitute taxable Canadian property of a shareholder at a particular time if the shareholder holds the shares as "capital property" and used the shares in carrying on a business in Canada, or if at any time in the five years immediately preceding the disposition the shareholder owned, either alone or with persons with whom the shareholder did not deal at arm's length, 25% or more of the issued shares of any class of the capital stock of the Company.

     Where a United States resident realises a capital gain on a disposition of shares that constitute "taxable Canadian property", the Convention relieves the United States resident from liability for Canadian tax on such capital gains unless:

     (a) the value of the shares is derived principally from "real property" in Canada, including the right to explore for or exploit natural resources and rights to amounts computed by reference to production,

     (b) the shareholder was resident in Canada for 120 months during any period of 20 consecutive years preceding the disposition, was resident in Canada at any time during the 10 years immediately preceding the disposition, the shares were owned by him when he ceased to be resident in Canada and the shares were not property that the shareholders was treated as having alienated by reason of ceasing to be a resident of Canada, or

     (c) the shares formed part of the business property of a "permanent establishment" that the shareholder has or had in Canada within the 12 months preceding the disposition.

     Notwithstanding the potential exemption from Canadian tax provided under the Convention, where a non-resident of Canada disposes of common shares of the Company that are "taxable Canadian property", the non-resident is required to file a Canadian income tax return in respect of any such dispositions.

     CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

     The following discussion summarises the material United States federal income tax consequences to certain U.S. Holders (as defined below) of the acquisition, ownership and disposition of the Company's common shares. This discussion assumes such holders hold the common shares as capital assets for United States Federal income tax purposes. This discussion does not address consequences peculiar to persons subject to special provisions of federal income tax law, such as tax-exempt organisations, qualified retirement plans, financial institutions, life insurance companies, real estate investment trusts, regulated investment companies, broker-dealers, non-resident alien individuals or foreign companies, shareholders actually or constructively owning common shares representing 10% of the vote and value of the Company, a person that holds shares as part of a straddle or hedging or conversion transaction, or a person liable for alternative minimum tax. In addition, this discussion does not address any state, local or foreign tax consequences.

     The following discussion is based upon the Internal Revenue Code of 1986, as amended (the "Code"), final, temporary and proposed Treasury Regulations promulgated thereunder, published Internal Revenue Service ("IRS") rulings, published administrative positions of the IRS and court decisions that are currently applicable, any or all of which could be materially and adversely changed, possibly on a retroactive basis. In addition, this discussion does not consider the potential effects, both adverse and beneficial of recently proposed legislation which, if enacted, could be applied, possibly on a retroactive basis, at any time. The following discussion is for general information only and is not intended to be, nor should it be construed to be, legal or tax advice to any holder or prospective holder of the Company's common shares and no opinion or representation with respect to the United States federal income tax consequences, to any such holder or prospective holders is made. Accordingly, holders and prospective holders of the Company's common shares should consult their own tax advisors about the federal, state, local foreign tax consequences of purchasing, owning and disposing of shares of common shares of the Company.

     U.S. HOLDERS

     As used in this Report, the term "U.S. Holder" means a beneficial owner of common shares that is (i) a citizen or resident individual of the United States,
(ii) a corporation or partnership created or organised under the laws of the United States, or any political subdivision thereof, (iii) an estate the income of which is subject to United States federal income tax regardless of source, or
(iv) a trust subject to the primary supervision of a United States court and which has one or more United States persons who have the authority to control all substantial decisions of the trust.

     DISTRIBUTIONS ON COMMON SHARES

     Dividends (without reduction for Canadian income tax withheld) paid to a noncorporate U.S. Holder in taxable years beginning before January 1, 2011 that constitute qualified dividend income will be taxable to such holder at a maximum tax rate of 15% provided that the noncorporate U.S. Holder holds shares for more than 60 days during the 121 day period beginning 60 days before the ex-dividend date and meets other holding period requirements. A U.S. Holder must include the dividend in its taxable income when the holder receives the dividend, actually or constructively. The dividend will not be eligible for the dividends-received deduction generally allowed to U.S. corporations in respect of dividends received from other U.S. corporations. The amount of the dividend distribution that a U.S. Holder must include in its income will be the U.S. dollar value of the payments made, determined at the spot rate on the date of the dividend distribution, regardless of whether the payment is in fact converted into U.S. dollars. Generally, any gain or loss resulting from currency exchange fluctuations during the period from the date the U.S. Holder includes the dividend payment in income to the date it converts the payment into U.S. dollars will be treated as ordinary income or loss and will not be eligible for the special tax rate applicable to qualified dividend income. The gain or loss generally will be income or loss from sources within the U.S. for foreign tax credit limitation purposes. Distributions in excess of current and accumulated earnings and profits, as determined for U.S. federal income tax purposes, will be treated as a non-taxable return of capital to the extent of U.S. Holder's basis in the shares and thereafter as capital gain.

     Subject to certain limitations, the Canadian tax withheld will be creditable against a U.S. Holder's United States federal income tax liability. Special rules apply in determining the foreign tax credit limitation with respect to dividends that are subject to the maximum 15% tax rate. To the extent a refund of the tax withheld is available to a U.S. Holder, the amount of tax withheld that is refundable will not be eligible for credit against the U.S. Holder United States federal income tax liability.

     DISPOSITION OF COMMON SHARES

     A U.S. Holder will recognize United States source gain or loss upon the sale of common shares equal to the difference, if any, between (i) the amount of cash plus the fair market value of any property received, and (ii) the shareholder's tax basis in the common shares. This gain or loss will be capital gain or loss if the shares are a capital asset in the hands of the U.S. Holder, and such gain or loss will be long-term capital gain or loss if the U.S. Holder has held the common shares for more than one year. Gains and losses are netted and combined according to special rules in arriving at the overall capital gain or loss for a particular tax year. Prior to January 1, 2001, the net long-term capital gain of non-corporate U.S. Holders generally will be subject to tax at a maximum rate of 15%. Deductions for net capital losses are subject to significant limitations.

     OTHER CONSIDERATIONS

     In the following circumstance, the above discussion may not describe the United States federal income tax consequences resulting from the holding and disposition of the Company's common shares:

     PASSIVE FOREIGN INVESTMENT COMPANY

     Special rules are applicable to U.S. Holders owning shares in a passive foreign investment company (a "PFIC"). A foreign company will be classified as a PFIC if at least 75% of its gross income for the taxable year is passive income or if the value of assets held by it during the taxable year which produce passive income represents at least 50% of the value of its assets. In determining whether a foreign company is a PFIC, if the foreign company owns 25% or more (by value) of the stock of another company, the foreign company is treated as if it (i) held its proportionate share of the assets of such other company, and (ii) received directly its proportionate share of the income of such other company. In general, "passive income" includes the excess of gains over losses from certain commodities transactions, including transactions involving gold and other precious metals.

     Based on the nature of the income, assets and activities of the Company, it is not certain whether the Company could be classified as a PFIC for any taxable year. While the Company believes that it presently not a PFIC, the application of the relevant provisions of the Code and accompanying prior and current regulations to the Company is not. Further, the operations and business plans of the Company may change in subsequent taxable years. Therefore, no assurances can be made regarding the present of future status of the Company.

     If the Company was treated as a PFIC at any time during a U.S. Holder's holding period for the common shares, such U.S. Holder might be subject to additional tax as well as certain interest charges in respect of the deferral of tax for the period during which such common shares were held. Any such additional tax and interest charges would apply to the disposition of the common shares or the receipt of certain dividends that are considered "excess distributions" under the Code. Additionally, any gain realized on the disposition of such common shares would be treated as ordinary income rather than as capital gain and the tax basis of the common shares held by a U.S. Holder generally would not be stepped up to fair market value at death. U.S. Holders and prospective holders of common shares should consult their own tax advisors regarding the possible application of the PFIC rules to the Company.

     BACKUP WITHHOLDING

     Certain non-corporate U.S. Holders may be subject to backup withholding at a rate of 28% on taxable distributions with respect to the common shares and the proceeds of a disposition of the common shares. Backup withholding will apply only if the U.S. Holder (i) fails to furnish its Taxpayer Identification Number ("TIN") which, in the case of an individual, would be his or her social security number, (ii) furnishes an incorrect TIN, (iii) is notified by the IRS that it has failed to properly report payments of interest or dividends or (iv) under certain circumstances, fails to certify, under the penalty of perjury, that it has furnished a correct TIN and has not been notified by the IRS that it is subject to backup withholding. Under newly issued U.S. Treasury regulations, in the case of interest paid after December 31, 1999, a U.S. Holder generally will be subject to backup withholding at a 28% rate unless certain IRS certification procedures are complied with, directly or through an intermediary. U.S. Holders should consult their tax advisors regarding their qualification for exemption from backup withholding and the procedure for obtaining such an exemption if applicable.

F.   DIVIDENDS AND PAYING AGENTS

Not applicable.

G.   STATEMENTS BY EXPERTS

Not applicable.

H.   DOCUMENTS ON DISPLAY

     The Company is subject to certain of the information requirements of the Exchange Act, and in accordance therewith, files reports and other information with the S.E.C. As a foreign private issuer, the Company is exempt from the rules under the Exchange Act prescribing the furnishing and content of proxy statements, and its officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in
Section 16 of the Exchange Act. As a foreign private issuer, the Company is not required to publish financial statements as frequently or as promptly as United States companies.

     We file annual reports and other information with the S.E.C. You may read and copy any of these documents at the S.E.C.'s Public Reference Room at Judiciary Plaza, 100 F Street N.E., Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the S.E.C. at (800) SEC-0330. The S.E.C. maintains an internet site that contains reports, proxy and information statements and other information regarding issuers that file electronically with the S.E.C. The address of that site is http://www.sec.gov.

     Any shareholder may also inspect any of the documents or Exhibits referred to in this Report or any other disclosure by making a request to the Company in writing.

I.   SUBSIDIARY INFORMATION

     Information relating to the Company's subsidiaries is described in - Information on the Company - particularly under "Organizational Structure" in
Item 4 and in "Exhibit 8.1" hereof.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

     We are not subject to material market risk exposures, except for risks related to credit and concentrations of credit and foreign currency exchange rates.

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

                                     PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

     None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHT OF SECURITY HOLDERS AND USE OF PROCEEDS

     A shareholder rights plan (the "Rights Plan") was adopted by the Board of Directors on November 12, 2003 and made effective on November 17, 2003. The Rights Plan was ratified, confirmed and approved by the shareholders of SAND at the annual and special meeting of the shareholders held on December 16, 2003. The Board of Directors renewed and continued the Rights Plan on November 21, 2005 and the renewal and continuation of the Rights Plan was ratified, confirmed and approved by the shareholders of SAND at the annual and special meeting of the shareholders of SAND held on December 15, 2005. The Rights Plan expired at the close of the annual meeting of shareholders of the Company held on January 29, 2008 and was not renewed.

ITEM 15. CONTROLS AND PROCEDURES

A.   DISCLOSURE CONTROLS AND PROCEDURES

     As of July 31, 2008, an evaluation was carried out, under the supervision of and with the participation of management, including the President and Chief Executive Officer (the "CEO") and the Vice President Finance and Administration and Chief Financial Officer (the "CFO"), of the effectiveness of the Company's disclosure controls and procedures as defined in National Instrument 52-109 - CERTIFICATION OF DISCLOSURE IN ISSUERS' ANNUAL AND INTERIM FILING and in Rule 13a-15 or 15d-15 under the Exchange Act.

     Based upon that evaluation, our CEO and our CFO concluded that our disclosure controls and procedures were effective in ensuring that information required to be disclosed by the Company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the S.E.C.'s rules and forms, and that information required to be disclosed by the Company in the reports that it files or submits under the Exchange Act is accumulated and communicated to the Company's management, including its CEO and CFO, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.

B.   MANAGEMENT'S ANNUAL REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

     Our management is responsible for establishing and maintaining adequate internal control over financial reporting for the Company. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of our financial reporting for external purposes in accordance with Canadian generally accepted accounting principles. Internal control over financial reporting includes maintaining records that in reasonable detail accurately and fairly reflect the transactions and disposition of our assets; providing reasonable assurance that transactions are recorded as necessary for preparation of our financial statements; providing reasonable assurance that receipts and expenditures of the Company are made in accordance with management authorization; and providing reasonable assurance that unauthorized acquisition, use or disposition of Company assets that could have a material effect on our financial statements would be prevented or detected on a timely basis. Because of its inherent limitations, internal control over financial reporting is not intended to provide absolute assurance that a misstatement of our financial statements would be prevented or detected. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

     Management conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in INTERNAL CONTROL - INTEGRATED FRAMEWORK issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, management concluded that the Company's internal control over financial reporting was effective as of July 31, 2008.

     There have been no changes in our internal control over financial reporting during the fiscal year ended July 31, 2008 that have materially affected, or are reasonably likely to materially affect our internal control over financial reporting.

     This Report does not include an attestation report of the Company's registered public accounting firm regarding internal control over financial reporting. Management's report was not subject to attestation by the Company's registered public accounting firm pursuant to temporary rules of the S.E.C. that permit the Company to provide only management's report in this Report.

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

     Messrs. Musselman, Pryde and Shindler, all of whom are non-management and unrelated directors, currently comprise the Audit Committee of the Board of Directors of the Company. Mr. Musselman is Chairman of the Audit Committee. Messrs. Musselman, Pryde and Shindler satisfy the current requirements of the OTC-BB, relating to the independence and the qualification of the members of the Audit Committee.

     Mr. Wayne Musselman, BCom (Hon), FCA, retired as a partner of Deloitte & Touche in 2004 after a career of nearly thirty years during which he served clients in the banking, securities, international trade and distribution industries. He directed the Japanese Service Group of Deloitte Canada and served on the Board of Deloitte's Global Japanese Services Group. He is currently a director of the Deloitte Retired Partner Council and of Faith Life Financial.

     Mr. Douglas Pryde was a member and a partner of the law firm of Lavery, de Billy, L.L.P. and its predecessor firms from 1965 to 2001.

     Mr. Martin Shindler has since 1964 been the president of a firm of accountants and business consultants located in Florida.

     The Board of Directors of SAND has determined that Mr. Musselman qualifies as an "audit committee financial expert". Mr. Musselman is independent as defined under REGULATION 52-110 RESPECTING AUDIT COMMITTEES and under the rules of The NASDAQ Stock Market.

     The Audit Committee meets on a quarterly basis and holds special meetings as circumstances require.

ITEM 16B. CODE OF ETHICS

     As part of its stewardship responsibilities, the Board of Directors has approved formal "Standards of Ethical Conduct" that govern the behaviour of the directors, officers and employees of the Company. The Board monitors compliance with these standards and is responsible for the granting of any waivers from these standards to directors or officers. Disclosure will be made by the Company of any waiver from these standards granted to the directors or officers of the Company in the quarterly report of the Comany that immediately follows the grant of such waiver. No waiver has been granted to date. A copy of the "Standards of Ethical Conduct" is filed as an exhibit to this Report.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

     (a)  AUDIT FEES

     The aggregate fees billed for professional services rendered by Raymond Chabot Grant Thornton LLP, the principal accountant for the Company, for the audit of the Company's annual financial statements and services normally provided by such accountants in connection with the Company's statutory and regulatory filings for the Company's fiscal year ended July 31, 2008, were $90,960 ($85,000 in 2007).

     (b)  AUDIT-RELATED FEES

     There were $4,572 in fees billed for assurance and related services by Raymond Chabot Grant Thornton LLP that are reasonably related to the performance of the audit or review of the Company's financial statements for the Company's fiscal year ended July 31, 2008 ($14,800 in 2007).

     (c)  TAX FEES

     The aggregate fees billed for products and services rendered by Raymond Chabot Grant Thornton LLP for tax compliance, tax advice and tax planning for the Company's fiscal ended July 31, 2008 were $7,540 ($19,270 in 2007).

     (d)  ALL OTHER FEES

     There were no fees billed for professional services rendered by Raymond Chabot Grant Thornton LLP other than the fees reported in this Item 16C above for the Company's fiscal year ended July 31, 2008 ($nil in 2007).

     (e)  AUDIT COMMITTEE'S PRE-APPROVAL POLICIES

     The Audit Committee approves the engagement terms for all audit and non-audit services to be provided by the Company's accountants before such services are provided to the Company or any of its subsidiaries.

     The Audit Committee approved one hundred percent (100%) of the services provided to the Company and its subsidiaries described in Items 16C (a) through 16C (d) above.

     (f)  AUDITORS USE OF NON-PERMANENT EMPLOYEES

     None of the hours expended by Raymond Chabot Grant Thornton LLP on its engagement to audit the Company's financial statements for the fiscal year ended July 31, 2008, were performed by persons other than fulltime permanent employees of Raymond Chabot Grant Thornton LLP.

     INTEREST OF AUDITORS

     Raymond Chabot Grant Thornton LLP are the Independent Registered Chartered Accountants of the Company and are independent within the meaning of the Code of Ethics of the ORDRE DES COMPTABLES AGREES DU QUEBEC.

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

     None.

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

     None.

                                    PART III

ITEM 17. FINANCIAL STATEMENTS

     Not applicable.

ITEM 18. FINANCIAL STATEMENTS

     The Audited Consolidated Financial Statements of the Company are included in this Report beginning on page 68.

     These financial statements were prepared in accordance with generally accepted accounting principles in Canada and are expressed in Canadian dollars. Such financial statements have been reconciled to U.S. GAAP in Note 16. For a history of the exchange rates which were in effect for Canadian dollars against U.S. dollars, see Section C - SELECTED FINANCIAL DATA under Item 3 "Key Information" of this Report.

INDEPENDENT AUDITORS' REPORT

To the Shareholders
SAND Technology Inc.

We have audited the consolidated balance sheets of SAND Technology Inc. and subsidiaries (the "Corporation") as at July 31, 2008 and 2007 and the consolidated statements of operations and comprehensive loss, shareholders' deficiency and cash flows for each of the years in the three-year period ended July 31, 2008. These financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Corporation as at July 31, 2008 and 2007 and the results of its operations and its cash flows for each of the years in the three-year period ended July 31, 2008 in accordance with Canadian generally accepted accounting principles.

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


Raymond Chabot Grant Thornton LLP


Chartered Accountants

Montreal, Canada
October 31, 2008

COMMENTS BY INDEPENDENT AUDITORS FOR U.S. READERS ON CANADA-
U.S. REPORTING DIFFERENCES

The standards of the Public Company Accounting Oversight Board (United States) require the addition of an explanatory paragraph (following the opinion paragraph) when the consolidated financial statements are affected by conditions and events that cast substantial doubt on the Corporation's ability to continue as a going concern, such as those described in Note 2 to the consolidated financial statements of the Corporation. Our report to the shareholders and Board of Directors, dated October 31, 2008, is expressed in accordance with Canadian reporting standards, which do not require a reference to such events and conditions in the independent auditors' report when the events and conditions are properly accounted for and adequately disclosed in the financial statements.


Raymond Chabot Grant Thornton LLP


Chartered Accountants

Montreal, Canada
October 31, 2008

                              SAND TECHNOLOGY INC.

                        CONSOLIDATED FINANCIAL STATEMENTS
                          JULY 31, 2008, 2007 AND 2006

SAND TECHNOLOGY INC.
CONSOLIDATED BALANCE SHEETS
July 31, 2008 and 2007
(In Canadian dollars, unless otherwise noted)

================================================================================

                                                                                                      2008               2007
                                                                                            ---------------    ---------------
                                                                                                         $                  $
ASSETS
Current assets
   Cash                                                                                             775,443            330,711
   Accounts receivable                                                                            1,573,867          1,582,957
   Unbilled receivable                                                                              245,184                  -
   Prepaid expenses                                                                                  86,224            150,964
                                                                                            ---------------    ---------------
                                                                                                  2,680,718          2,064,632
Capital assets (Note 4)                                                                             122,314            181,669
Other assets (Note 5)                                                                                     -            110,847
                                                                                            ---------------    ---------------
                                                                                                  2,803,032          2,357,148
                                                                                            ===============    ===============
LIABILITIES
Current liabilities
   Accounts payable and accrued liabilities (Note 6)                                              1,327,575          1,076,116
   Deferred revenue                                                                               1,111,640          1,305,270
   Due to a shareholder (Note 7)                                                                  1,267,701            750,144
                                                                                            ---------------    ---------------
                                                                                                  3,706,916          3,131,530
Long-term liabilities
   Deferred credits                                                                                  78,232            107,569
   Convertible debentures (Note 8)                                                                  278,343                  -
                                                                                            ---------------    ---------------
                                                                                                  4,063,491          3,239,099
                                                                                            ---------------    ---------------
SHAREHOLDERS' DEFICIENCY
Share capital (Note 9)
   Authorized
   Unlimited number of class "A" common shares, without par value Issued 14,318,189 class
   "A" common shares (14,318,189 in 2007)                                                        38,530,441         38,530,441
   Equity component of convertible debentures (Note 8)                                              446,027                  -
   Contributed surplus (Note 9b))                                                                   752,525            305,110
Deficit                                                                                         (40,989,452)       (39,717,502)
                                                                                            ---------------    ---------------
                                                                                                 (1,260,459)          (881,951)
                                                                                            ---------------    ---------------
                                                                                                  2,803,032          2,357,148
                                                                                            ===============    ===============

Basis of presentation (Note 2)
Commitments (Note 12)

================================================================================

The accompanying notes are an integral part of the consolidated financial statements.

On behalf of the Board,


---------------------------------------  ---------------------------------------
Arthur G. Ritchie, Director              Wayne Musselman, Director

SAND TECHNOLOGY INC.
CONSOLIDATED OPERATIONS AND COMPREHENSIVE LOSS
Years ended July 31, 2008, 2007 and 2006
(In Canadian dollars, unless otherwise noted)

================================================================================

                                                                                   2008               2007               2006
                                                                         ---------------    ---------------    ---------------
                                                                                      $                  $                  $
REVENUE                                                                        6,998,472          6,728,540          5,477,485
                                                                         ---------------    ---------------    ---------------
Operating expenses
   Cost of sales and product support                                           1,470,215          1,666,331          1,554,313
   Research and development costs, net (Note 10)                               1,971,813          2,215,146          2,441,950
   Amortization of capital assets and other assets (Notes 4 and 5)               187,517            201,274            248,455
   Selling, general and administrative expenses                                4,411,736          5,100,057          5,220,443
                                                                         ---------------    ---------------    ---------------
                                                                               8,041,281          9,182,808          9,465,161
                                                                         ---------------    ---------------    ---------------
Loss from operations                                                          (1,042,809)        (2,454,268)        (3,987,676)
                                                                         ---------------    ---------------    ---------------
Interest income (expenses)
   Amortization of the debt component of the convertible debentures
   discount                                                                      (17,966)                 -                  -
   Interest on due to shareholders                                              (198,000)           (72,256)                 -
   Interest income (expense) - other                                             (13,175)                 -             60,755
                                                                         ---------------    ---------------    ---------------
                                                                                (229,141)           (72,256)            60,755
                                                                         ---------------    ---------------    ---------------
NET LOSS AND COMPREHENSIVE LOSS                                               (1,271,950)        (2,526,524)        (3,926,921)
                                                                         ===============    ===============    ===============
Basic and diluted loss per share (Note 9)                                          (0.09)             (0.19)             (0.31)
                                                                         ===============    ===============    ===============
Basic and diluted weighted average number of common shares outstanding        14,318,189         13,094,288         12,818,189
                                                                         ===============    ===============    ===============

================================================================================

The accompanying notes are an integral part of the consolidated financial statements.

SAND TECHNOLOGY INC.
CONSOLIDATED SHAREHOLDERS' DEFICIENCY
Years ended July 31, 2008, 2007 and 2006
(In Canadian dollars, unless otherwise noted)

================================================================================

                                                           Share capital
                                               -------------------------
                                                                                Equity
                                                                          component of                              Shareholders'
                                                 Number of                 convertible   Contributed                       equity
                                                    Shares        Amount    debentures       surplus       Deficit   (deficiency)
                                               -----------   -----------  ------------   -----------  ------------  -------------
                                                                      $             $             $            $               $
Shareholders' equity as at July 31, 2005        12,818,189    38,024,756                      74,000   (33,264,057)     4,834,699
Net loss                                                                                                (3,926,921)    (3,926,921)
Stock-based compensation (Note 9)                                                             29,000                       29,000
                                               -----------   -----------  ------------   -----------  ------------  -------------
Shareholders' equity as at July 31, 2006        12,818,189    38,024,756                     103,000   (37,190,978)       936,778
Share capital issuance                           1,500,000       675,795                                                  675,795
Net loss                                                                                                (2,526,524)    (2,526,524)
Warrants issuance (Note 9)                                      (170,110)                    170,110
Stock-based compensation (Note 9)                                                             32,000                       32,000
                                               -----------   -----------  ------------   -----------  ------------  -------------
Shareholders' deficiency as at July 31, 2007    14,318,189    38,530,441                     305,110   (39,717,502)      (881,951)
Net loss                                                                                                (1,271,950)    (1,271,950)
Stock-based compensation (Note 9)                                                            144,000                      144,000
Convertible debentures issuance (equity
component) (Note 8)                                                            446,027                                    446,027
Warrants issuance with the convertible
debentures (Note 8)                                                                          303,415                      303,415
                                               -----------   -----------  ------------   -----------  ------------  -------------
Shareholders' deficiency as at July 31, 2008    14,318,189    38,530,441       446,027       752,525   (40,989,452)    (1,260,459)
                                               ===========   ===========  ============   ===========  ============  =============

================================================================================

The accompanying notes are an integral part of the consolidated financial statements.

SAND TECHNOLOGY INC.
CONSOLIDATED CASH FLOWS
Years ended July 31, 2008, 2007 and 2006
(In Canadian dollars, unless otherwise noted)

================================================================================

                                                                                                   2008          2007          2006
                                                                                             ----------    ----------    ----------
                                                                                                      $             $             $
OPERATING ACTIVITIES
Net loss and comprehensive loss                                                              (1,271,950)   (2,526,524)   (3,926,921)
Non-cash items
   Amortization of capital assets and other assets                                              187,517       201,274       248,455
   Stock-based compensation                                                                     144,000        32,000        29,000
   Amortization of the debt component of the convertible debentures discount                     17,966             -             -
   Changes in working capital items
     Accounts receivable                                                                          9,090       (96,670)       75,326
     Unbilled receivable                                                                       (245,184)            -             -
     Prepaid expenses                                                                            64,740       (57,738)       34,505
     Accounts payable and accrued liabilities                                                   251,459       365,234      (362,717)
     Deferred revenue                                                                          (193,630)       74,176      (216,898)
                                                                                             ----------    ----------    ----------
Cash flows from operating activities (a)                                                     (1,035,992)   (2,008,248)   (4,119,250)
                                                                                             ----------    ----------    ----------

INVESTING ACTIVITIES
Capital assets and cash flows from investing activities                                         (17,315)      (40,730)      (72,240)
                                                                                             ----------    ----------    ----------
FINANCING ACTIVITIES
Due to a shareholder                                                                            517,557       320,683        17,463
Share capital issuance                                                                                -       (17,966)            -
Convertible debentures issuance                                                               1,009,819             -             -
Amortization of deferred credits                                                                (29,337)      (29,337)      (29,337)
                                                                                             ----------    ----------    ----------
Cash flows from financing activities                                                          1,498,039       967,141       (11,874)
                                                                                             ----------    ----------    ----------
NET INCREASE (DECREASE) IN CASH                                                                 444,732    (1,081,837)   (4,203,364)
Cash, beginning of year                                                                         330,711     1,412,548     5,615,912
                                                                                             ----------    ----------    ----------
Cash, end of year                                                                               775,443       330,711     1,412,548
                                                                                             ==========    ==========    ==========

(a) Additional information
     Interest paid                                                                              211,176        70,938             -
                                                                                             ==========    ==========    ==========

================================================================================

The accompanying notes are an integral part of the consolidated financial statements.

SAND TECHNOLOGY INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
July 31, 2008, 2007 and 2006
(In Canadian dollars, unless otherwise noted)

================================================================================

1 - NATURE OF OPERATIONS

SAND Technology Inc. and its subsidiaries (the "Corporation") is involved in the design, development, marketing and support of software products and services that a) reduce large amount of data into a tiny footprint; and b) enable users to retrieve usable business information from large amounts of data. The software products, collectively known as the SAND/DNA Product Suite, are designed to provide an efficient and cost effective way for business users to make fast and easy inquiries of large databases without the intervention of specialist information technology professionals.

2 - BASIS OF PRESENTATION

The financial statements have been prepared in accordance with Canadian generally accepted accounting principles and on the basis of the going concern assumption, meaning that it is reasonably assumed that the Corporation will be able to realize its assets and discharge its liabilities in the normal course of operations.

In light of operating losses suffered in the current and past years, the Corporation's ability to realize its assets and discharge its liabilities depends on the continued financial support of its shareholders and debenture holders, its ability to obtain additional financing and its ability to achieve revenue growth. The Corporation is executing a business plan to allow it to continue as a going concern which is to continue to search for additional sources of debt and equity financing, and achieve profitability through cost containment and revenue growth. There can be no assurance that the Corporation's activities will be successful.

While the financial statements have been prepared on the basis of accounting principles applicable to a going concern, current global economic turbulence and liquidity crisis cast substantial doubt upon the validity of this assumption. If the going concern assumption was not appropriate for these financial statements, then adjustments would be necessary in the carrying values of the assets and liabilities, the reported net losses and the balance sheet classifications used.

3 - ACCOUNTING POLICIES

CURRENT ACCOUNTING POLICIES

ACCOUNTING ESTIMATES

The preparation of financial statements in accordance with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts recorded in the financial statements and notes to financial statements. These estimates are based on management's best knowledge of current events and actions that the Corporation may undertake in the future. The most significant estimates relate to the issuance of convertible debentures, options, Share Award Plan, warrants and R&D provision. Actual results may differ from these estimates.

SAND TECHNOLOGY INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
July 31, 2008, 2007 and 2006
(In Canadian dollars, unless otherwise noted)

================================================================================

3 - ACCOUNTING POLICIES (CONTINUED)

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

Revenues from sales with extended payment terms are recognized when collectibility is reasonably assured.

Revenues from consulting and training services not considered as part of the implementation of software licences are recognized as the services are provided.

Amount received in advance of the delivery of products or performance of services are classified as deferred revenue.

SAND TECHNOLOGY INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
July 31, 2008, 2007 and 2006
(In Canadian dollars, unless otherwise noted)

================================================================================

3 - ACCOUNTING POLICIES (CONTINUED)

CAPITAL ASSETS

Capital assets are recorded at cost and are amortized over their estimated useful lives using the straight-line method over the following periods:

                                                                 PERIODS
                                         -------------------------------
Furniture and equipment                                          5 years
Computer equipment                                               3 years
Leasehold improvements                   Over the lease term of 10 years

OTHER ASSETS

Contract costs are comprised of an amount paid to a vendor upon the transfer of a long-term service contract and are amortized ratably over the term of the contract ending in 2008.

IMPAIRMENT OF LONG-LIVED ASSETS

Capital assets and intangible assets subject to amortization are tested for recoverability when events or changes in circumstances indicate that their carrying amount may not be recoverable. The carrying amount of a long-lived asset is not recoverable when it exceeds the sum of the undiscounted cash flows expected from its use and eventual disposal. In such a case, an impairment loss must be recognized and is equivalent to the excess of the carrying amount of a long-lived asset over its fair value.

SHARE ISSUANCE COSTS

Costs directly identifiable with the raising of share capital financing are charged against share capital. Share issuance costs incurred in advance of share subscriptions are recorded as non-current deferred assets. Share issuance costs related to uncompleted share subscriptions are charged to operations.

RESEARCH AND DEVELOPMENT COSTS

Research costs are charged to operations in the period in which they are incurred. Development costs are expensed as incurred unless a project meets the criteria under Canadian generally accepted accounting principles for deferral and amortization. The Corporation has not deferred any such development costs to date. Related tax credits are recorded as a reduction of research and development costs.

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

SAND TECHNOLOGY INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
July 31, 2008, 2007 and 2006
(In Canadian dollars, unless otherwise noted)

================================================================================

3 - ACCOUNTING POLICIES (CONTINUED)

DEFERRED CREDITS

Deferred credits include deferred lease inducements, which are amortized on a straight-line basis over the term of the lease as a deduction of lease expense.

FOREIGN CURRENCY TRANSLATION

Monetary assets and liabilities in foreign currency of Canadian corporations and integrated foreign operations are translated at the exchange rate in effect at the balance sheet date. Non-monetary items are translated at the historical rate. Revenue and expenses in foreign currency are translated at the average rate in effect during the year, with the exception of revenue and expenses relating to non-monetary assets and liabilities, which are translated at the historical rate. Gains and losses are included in operations for the year.

LOSS PER SHARE

Per share computations are based on the weighted average number of shares outstanding during the year. The dilutive effect of options, warrants and shares from the Share Award Plan is determined using the treasury stock method.

STOCK-BASED COMPENSATION AND OTHER STOCK-BASED PAYMENTS

The Corporation accounts for stock-based compensation under the recommendations of Section 3870 of the CANADIAN INSTITUTE OF CHARTERED ACCOUNTANTS' HANDBOOK (CICA HANDBOOK), "Stock-based Compensation and Other Stock-based Payments", which sets standards for recognizing, measuring and disclosing stock-based compensation and other stock-based payments made in exchange for goods and services. The standards require the Corporation to use a fair-value based method for all stock-based awards and the recognition of an expense in the financial statements. See Note 9 for additional information.

GUARANTEES

In the normal course of its operations, the Corporation has entered into agreements that contain certain features which meet the definition of a guarantee under the guidance provided by Accounting Guideline AcG-14.

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

In addition, the Corporation has provided warranties as part of the sale of its subsidiary for claims against it related to conditions existing prior to the sale. The warranties expire in 2010.

SAND TECHNOLOGY INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
July 31, 2008, 2007 and 2006
(In Canadian dollars, unless otherwise noted)

================================================================================

3 - ACCOUNTING POLICIES (CONTINUED)

ADOPTION OF NEW ACCOUNTING POLICIES

The Corporation adopted the following new CICA HANDBOOK sections issued by the Canadian Institute of Chartered Accountants (CICA) which were effective for the Corporation for the interim periods beginning on or after August 1, 2007.

FINANCIAL INSTRUMENTS - RECOGNITION AND MEASUREMENT

The CICA issued CICA HANDBOOK Section 3855, "Financial Instruments -
Recognition and Measurement". The Section is effective for annual and interim periods beginning on or after October 1, 2006. It describes the standards for recognizing and measuring financial assets, financial liabilities and non-financial derivatives. The Section requires that i) all financial assets be measured at fair value, with some exceptions such as loans and investments that are classified as held to maturity, ii) all financial liabilities be measured at fair value when they are derivatives or classified as held-for-trading purposes (other financial liabilities are measured at their carrying value), and iii) all derivative financial instruments be measured at fair value, even when they are part of a hedging relationship.

The transitional provision of this section requires that the Corporation re-measure the financial assets and liabilities as appropriate at the beginning of its fiscal year. Any adjustment of the previous carrying amount is recognized as an adjustment of the balance of retained earnings or deficit at the beginning of the fiscal year of initial application or as an adjustment of the opening balance of a separate component of accumulated other comprehensive income, as appropriate. The financial statements of the prior fiscal years are not restated.

The adoption of these recommendations resulted in the accounting choices as described below for the Corporation's financial assets and liabilities:

- Cash is classified as HELD-FOR-TRADING FINANCIAL ASSETS. It is measured at fair value and changes in fair value are recognized in operations. This change had no impact on the Corporation's consolidated financial statements;

- Trade accounts receivable are classified as LOANS AND RECEIVABLE. They are measured at amortized cost, which is generally the initially recognized amount, less any allowance for doubtful accounts. This change had no impact on the Corporation's consolidated financial statements;

- Accounts payable and accrued liabilities, and due to a shareholder are classified as OTHER FINANCIAL LIABILITIES. They are measured at amortized cost using the effective interest rate method, except for due to a shareholder which is at cost. Interest calculated using the effective interest method is presented in operations under Interest expenses. This change had no impact on the Corporation's consolidated financial statements;

SAND TECHNOLOGY INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
July 31, 2008, 2007 and 2006
(In Canadian dollars, unless otherwise noted)

================================================================================

3 - ACCOUNTING POLICIES (CONTINUED)

- Convertible debentures are classified as other financial liabilities. They are measured at amortized cost using the effective interest rate method. Interest calculated using the effective interest method is presented in operations under Interest expenses. Financing cost are recognized in net income.

FINANCIAL INSTRUMENTS - DISCLOSURE AND PRESENTATION

The CICA issued revisions to CICA HANDBOOK Section 3860 and issued the new CICA HANDBOOK Section 3861, "Financial Instruments - Disclosure and Presentation". The revisions change the accounting for certain financial instruments that have liability and equity characteristics. These revisions come into effect for years beginning on or after October 1, 2006. See Notes 8 and 9 for the impact in the disclosure and presentation of the Corporation's consolidated financial statements due to the convertible debentures that were issued during the year.

INTEREST DISCOUNT OR PREMIUM IN THE STATEMENT OF CASH FLOWS

In July 2007, the Emerging Issues Committee of the CICA issued revisions to the EIC-47, "Interest Discount or Premium in the Statement of Changes in Financial Position". EIC-47 clarifies the presentation in the statement of cash flows of transactions involving acquisition of a financial asset or issuance of a financial liability, at a discount or premium, when the asset or liability is accounted for on an amortized basis. This abstract is to be applied for interim and annual periods ending on or after September 30, 2007. The Corporation implemented the EIC-47.

The adoption of EIC-47 required the Corporation to separately disclose the interest accrued on the debt component of the convertible debentures on the consolidated statement of cash flows. (See Note 8 for the impact on the Corporation's consolidated financial statements of the convertible debentures that were issued during the year.)

CONVERTIBLE AND OTHER DEBT INSTRUMENTS WITH EMBEDDED DERIVATIVES

In March 2007, the Emerging Issues Committee of the CICA issued EIC-164, "Convertible and Other Debt Instruments with Embedded Derivatives". EIC-164 discusses the accounting for convertible and other debt instruments with embedded derivatives in accordance with CICA HANDBOOK Section 3855, "Financial Instruments - Recognition and Measurement". This abstract replaced EIC-158, "Accounting for Convertible Instruments", for entities that have adopted CICA HANDBOOK Section 3855. The Corporation implemented the EIC-164.

The adoption of EIC-164 required the Corporation to separately account for the debt and equity components of the convertible debentures on the consolidated balance sheet. (See Notes 8 and 9 for the impact on the Corporation's consolidated financial statements of the convertible debentures that were issued during the year.)

SAND TECHNOLOGY INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
July 31, 2008, 2007 and 2006
(In Canadian dollars, unless otherwise noted)

================================================================================

3 - ACCOUNTING POLICIES (CONTINUED)

ACCOUNTING POLICY CHOICE FOR TRANSACTION COSTS

In June 2007, the Emerging Issues Committee of the CICA issued EIC-166, "Accounting Policy Choice for Transaction Costs". EIC-166 provides guidance on the choice of accounting policy for transaction costs when a financial asset is acquired or a financial liability is incurred. EIC-166 states that one of the following accounting policies should be adopted, i) recognize all transaction costs in net income or ii) add transaction costs that are directly attributable to the acquisition or issue of a financial asset or financial liability to the amount determined in accordance with Section 3855. The accounting policy should be adopted for all similar financial instruments but a different accounting policy choice might be made for financial instruments that are not similar. The Corporation implemented the EIC-166.

Based on the adoption of this abstract, the Corporation has decided to recognize all transaction costs in net income for other financial liabilities.

COMPREHENSIVE INCOME AND EQUITY

The CICA issued CICA HANDBOOK Section 1530, "Comprehensive Income". The Section is effective for annual and interim periods beginning on or after October 1, 2006. It describes how to report and disclose comprehensive income, which is comprised of the Corporation's net income and other comprehensive income. Other comprehensive income includes unrealized exchange gains and losses in translation of self-sustaining foreign operations and changes in the fair market value of derivative instruments designated as cash flow hedges, net of applicable taxes.

The CICA also made changes to CICA HANDBOOK Section 3250, "Surplus", and reissued it as Section 3251, "Equity". The Section is also effective for years beginning on or after October 1, 2006 and established standards in how to report and disclose equity. The Corporation implemented those sections.

The adoption of these sections has no financial impact on the Corporation's consolidated financial statements.

ACCOUNTING CHANGES

The CICA issued revisions to Section 1506 of the CICA HANDBOOK, "Accounting Changes". The revisions established criteria for changing accounting policies, together with the accounting treatment and disclosure of changes in accounting policies and estimates, and corrections of errors. Furthermore, the new standard requires the communication of the new primary sources of generally accepted accounting principles (GAAP) that are issued but not yet effective or not yet adopted by the Corporation. The revisions are effective for annual and interim periods beginning on or after January 1, 2007. The Corporation implemented the Section.

Aside from adopting the above accounting policies, the adoption of the Section above has no impact on the Corporation's consolidated financial statements.

SAND TECHNOLOGY INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
July 31, 2008, 2007 and 2006
(In Canadian dollars, unless otherwise noted)

================================================================================

3 - ACCOUNTING POLICIES (CONTINUED)

FUTURE ACCOUNTING CHANGES

As at October 17, 2008, certain new primary sources of GAAP have been published but are not yet in effect. The Corporation has not early adopted any of these standards. The new standards which are effective for interim periods beginning on or after August 1, 2008 and could potentially impact the Corporation's financial statements are detailed as follows:

FINANCIAL INSTRUMENTS - DISCLOSURES

CICA HANDBOOK Section 3862, "Financial Instruments - Disclosures", describes the required disclosures for the assessment of the significance of financial instruments for a company's financial position and performance and of the nature and extent of risk arising from financial instruments to which the company is exposed and how the company manages those risks. This section is effective for interim periods beginning on or after October 1, 2007 and the Corporation will implement it as of August 1, 2008. The Corporation is currently evaluating the impact of the adoption of this new section on the consolidated financial statements.

FINANCIAL INSTRUMENTS - PRESENTATION

CICA HANDBOOK Section 3863, "Financial Instruments - Presentation", establishes standards for the presentation of financial instruments and non-financial derivatives. It carries forward the presentation related requirement of Section 3861, "Financial Instruments - Disclosure and Presentation". This section is effective for interim periods beginning on or after October 1, 2007. The Corporation is currently evaluating the impact of the adoption of this new section on the consolidated financial statements.

CAPITAL DISCLOSURES

CICA HANDBOOK Section 1535, "Capital Disclosures", establishes standards for disclosing information about a company's capital and how it is managed. It describes the disclosure of the company's objectives, policies and processes for managing capital, the quantitative data about what the company regards as capital, whether the company has complied with any capital requirements, and, if it has not complied, the consequences of such non-compliance. This section is effective for interim periods beginning on or after October 1, 2007. The Corporation is currently evaluating the impact of the adoption of this new section on the consolidated financial statements.

SAND TECHNOLOGY INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
July 31, 2008, 2007 and 2006
(In Canadian dollars, unless otherwise noted)

================================================================================

4 - CAPITAL ASSETS

                                                                    2008
                          -----------------------------------------------
                                             Accumulated
                                   Cost     Amortization              Net
                          -------------    -------------    -------------
                                     $                $                $
Furniture and equipment         322,463          320,582            1,881
Computer equipment              643,266          598,258           45,008
Leasehold improvements          287,610          212,185           75,425
                          -------------    -------------    -------------
                              1,253,339        1,131,025          122,314
                          =============    =============    =============

                                                                     2007
                          -----------------------------------------------
                                             Accumulated
                                   Cost     Amortization              Net
                          -------------    -------------    -------------
                                     $                $                $
Furniture and equipment         320,113          320,002              111
Computer equipment              628,301          546,539           81,762
Leasehold improvements          287,610          187,814           99,796
                          -------------    -------------    -------------
                              1,236,024        1,054,355          181,669
                          =============    =============    =============

Amortization expense of capital assets amounted to $76,670 in 2008 ($90,428 in 2007).

5 - OTHER ASSETS

                                                                     2008
                          -----------------------------------------------
                                             Accumulated
                                   Cost     Amortization              Net
                          -------------    -------------    -------------
                                     $                $                $
Contract costs                  471,100          471,100                -
                          =============    =============    =============

                                                                     2007
                          -----------------------------------------------
                                             Accumulated
                                   Cost     Amortization              Net
                          -------------    -------------    -------------
                                     $                $                $
Contract costs                  471,100          360,253          110,847
                          =============    =============    =============

Amortization expense of contract costs amounted to $110,847 in 2008 ($110,846 in 2007).

6 - ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

                                                      2008             2007
                                             -------------    -------------
                                                       $                $
Trade accounts                                     924,655          815,737
Salaries and commission payable and related
 expenses                                          173,226           98,769
Sales taxes payable                                229,693          161,610
                                             -------------    -------------
                                                 1,327,575        1,076,116
                                             =============    =============

SAND Technology Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
July 31, 2008, 2007 and 2006
(In Canadian dollars, unless otherwise noted)

================================================================================

7 - DUE TO A SHAREHOLDER

During the fiscal year 2008, the Corporation obtained an additional loan from a significant shareholder who is also the President and Chief Executive Officer. Under the loan agreement, a maximum of $400,000 of funds is available. An amount of $165,000 was obtained and is repayable within 30 days of the receipt of a written demand from the shareholder. The loan bears interest at 15% and is payable on the last business day of each calendar month.

Based on another agreement formalized in 2007, the Corporation obtained an additional loan of $352,557, during the fiscal year 2008, from a significant shareholder who is also the President and Chief Executive Officer. The loan is repayable within 90 days of the receipt of a written demand from the shareholder. The loan bears interest at 15% and is payable the last day of each month. The loan originated from amounts owed by the Corporation to the shareholder by virtue of his employment contracts (amounts owed from services rendered, prior to 2002: $429,461; in 2006: $320,683; and in 2008: $352,557).

In conjunction with the ratification of the loan agreement formalized in 2007, the Corporation also issued 103,061 warrants, each warrant entitling the holder to purchase one class "A" common share of the Corporation at a price of US$0.44 per share and being valid for the term of the agreement. The residual valuation method was used to allocate the proceeds between the liability component and the equity component. The value of the liability component was determined to be the face value of the debt because there is no maturity date and by difference, the value of the equity instrument was determined to be nil.

During the fiscal year 2008, an inter-creditor priority agreement was signed when the Corporation issued the secured convertible debentures described in Note
8. The parties agreed that the sums owing under the debentures will be paid by the Corporation to the debenture holders and the trustee in priority to the sums owing by the Corporation to the principal shareholder subject to the fact that for each C$2 paid to the debenture holders, the Corporation shall remit C$1 to the principal shareholder as repayment for the sums representing the principal amount only.

SAND TECHNOLOGY INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
July 31, 2008, 2007 and 2006
(In Canadian dollars, unless otherwise noted)

================================================================================

8 - CONVERTIBLE DEBENTURES

On April 18, 2008, the Corporation issued secured convertible debentures ("Convertible Debentures") on a private placement basis and received proceeds of $1,009,819 (US$1,002,600) for the issue of a total of 1,114 units. Each unit consists of one 8% Convertible Debenture due December 31, 2017, having a nominal value of US$900, redeemable and convertible at the option of the Corporation if the bid price of the stock has been above $1.50 for 60 consecutive trading days, and convertible at the option of the holder into class "A" common shares at US$0.45 per share and 1,000 share purchase warrants of the Corporation. Each warrant entitles its holder to purchase one additional common share (warrant share) of the Corporation at a price of US$0.70 per warrant share at any time until the earlier of the close of business on the day which is 36 months from April 18, 2008 or the sixtieth consecutive trading day in which the bid price of the common shares has been above US$1.50. Interest is calculated at the rate of 8% per annum, payable in kind, i.e. in common shares at a rate of US$0.45 per share. The interest is due on each conversion date (date when that principal amount is being converted) subsequent to January 1, 2009, and on the maturity date. The financing is secured by a first rank hypothec on all of the Corporation's property and assets, movable and immovable, corporeal and incorporeal, present and future, of every kind and nature for the principal amount and accrued interest. The proceeds from the private placement will be used to increase marketing and advertising capital needs and expansion.

For accounting purposes, the debenture contains both a liability component and an equity component being the share warrants, conversion option and the interest payable in shares, which have been separately presented in the consolidated balance sheet:

- The liability component of the Convertible Debentures is calculated using the present value of the cash flows of principal and interest payments using a discount rate of 15%, which in management's opinion, approximates an interest rate applicable to non-convertible secured debt. The amount calculated, at the issue date, for the carrying amount of the debt component is $260,377. The carrying value of the debentures will be accreted to their face value over their life to maturity (December 31, 2017). The accretion expense will be included in interest expense in the consolidated statement of operations. The debt issuance costs have been recorded directly against net income. The interest expense accrued for the debt component for the year ended July 31, 2008 is $17,966 and has been included as part of interest expenses on the consolidated statement of operations and comprehensive loss;

SAND TECHNOLOGY INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
July 31, 2008, 2007 and 2006
(In Canadian dollars, unless otherwise noted)

================================================================================

8 - CONVERTIBLE DEBENTURES (CONTINUED)

- The carrying amount of the equity component, at the issue date, was valued at $749,442, determined by deducting the carrying amount of the liability component from the gross proceeds received on the compounded instrument. The value of the equity contains the fair value of the share warrants, conversion option and the interest payable in shares. The fair value of the warrants was estimated at $303,415. This amount was recorded to contributed surplus. The fair value of the warrants at the time the convertible debentures were issued were estimated using the Black-Scholes option pricing model with the following assumptions:

     Dividend yield                                                           -
     Expected volatility                                                     90%
     Risk-free interest rate                                               3.25%
     Expected life                                                      3 years

     The remaining balance represents the fair value of the conversion option and the interest payable in shares in the amount of $446,027. This amount was recorded as the equity component of the convertible debentures.

9 - SHARE CAPITAL

A) AUTHORIZED AND ISSUED

2008 TRANSACTIONS

During the fiscal year 2008, the Corporation did not conduct any transactions that impacted the share capital.

2007 TRANSACTIONS

During the fiscal year 2007, the Corporation concluded a private placement and issued 1,500,000 class "A" common shares at a price of US$0.40 per share for total cash proceeds of $675,795. In addition, the Corporation issued 750,000 warrants entitling two shareholders to purchase up to 750,000 shares of the Corporation at a price of US$0.60 for three years until May 2010.

The fair value of the warrants at the time they were granted was estimated at $170,110. This amount was recorded as contributed surplus. The fair value of the warrants at the time they were granted was estimated using the Black-Scholes option pricing model with the following assumptions:

Dividend yield                                                                 -
Expected volatility                                                          90%
Risk-free interest rate                                                     4.4%
Expected life                                                           3 years

SAND TECHNOLOGY INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
July 31, 2008, 2007 and 2006
(In Canadian dollars, unless otherwise noted)

================================================================================

9 - SHARE CAPITAL (CONTINUED)

B)   WARRANTS

The following table summarizes information about the Corporation's share warrants described in Notes 7, 8 and 9a):

                                                                                                             2008
                                                                    ---------------------------------------------
                                                                                         Weighted
                                                                                          average        Weighted
                                                                        Number of  remaining life         average
                                                                         warrants         (years)  exercise price
                                                                    -------------  --------------  --------------
                                                                                                              US$
Outstanding, beginning of year                                            853,061             2.8            0.58
Granted (Note 8)                                                        1,114,000             2.7            0.70
                                                                    -------------
Outstanding and exercisable, end of year                                1,967,061             2.3            0.65
                                                                    =============

                                                                                                             2007
                                                                    ---------------------------------------------
                                                                                         Weighted
                                                                                          average        Weighted
                                                                        Number of  remaining life         average
                                                                         warrants         (years)  exercise price
                                                                    -------------  --------------  --------------
                                                                                                              US$
Granted, outstanding and exercisable, end of year                         853,061             2.8            0.58
                                                                    =============

C)   SHARE AWARD PLAN

Effective September 30, 2007, under a Share Award Plan, the Corporation may grant class "A" common shares to its regular full-time employees and those of its subsidiaries up to a maximum of 1,000,000 class "A" common shares, at a value not to exceed the fair market value of the class "A" common shares at the time of grant, conditioned upon a certain period of continued service with the Corporation or other acceptable consideration.

The Share Award Plan is intended to promote the interests of the Corporation by
(i) aiding the retention and facilitating the recruitment of outstanding personnel by providing incentive compensation opportunities; and (ii) matching employees' and other service providers' financial interests with those of the Corporation's shareholders. The administrator has the authority to determine terms and conditions of each award granted.

SAND TECHNOLOGY INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
July 31, 2008, 2007 and 2006
(In Canadian dollars, unless otherwise noted)

================================================================================

9 - SHARE CAPITAL (CONTINUED)

The following table presents the share award compensation expense included in selling, general and administrative expenses for the year ended July 31, 2008. The table also presents the assumptions used to determine the fair value of the share awards granted during 2008, using the Black-Scholes option pricing model:

                                                                                                             2008
                                                                                                    -------------
Compensation cost                                                                                   $      44,000
Fair value                                                                                          $     180,000
Dividend yield                                                                                                  -
Expected volatility (a)                                                                                        90%
Risk-free interest rate (a)                                                                                   4.0%
Expected life (a)                                                                                         3 years
Vested period                                                                                             3 years
Number of class "A" common shares granted but not yet issued                                              407,500

(a) Weighted average assumptions.

D) STOCK OPTION PLANS

The Corporation has two stock option plans:

1. Under the 1996 Stock Incentive Plan, the Corporation may grant options to its regular full-time employees and those of its subsidiaries up to a maximum of 1,100,000 class "A" common shares;

2. Under the 1996 Stock Option Plan, the Corporation may grant options to its regular full-time employees and non-employee directors and those of its subsidiaries up to a maximum of 900,000 class "A" common shares.

Under both plans, the exercise price of each option is not less than the market price of the Corporations shares on the Over the Counter Bulletin Board (OTC BB) on the day prior to the date of grant. Options vest equally over a five-year period and the options maximum term is 10 years except for three key employees for which management allows an extension of 10 years for the options already expired.

SAND TECHNOLOGY INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
July 31, 2008, 2007 and 2006
(In Canadian dollars, unless otherwise noted)

================================================================================

9 - SHARE CAPITAL (CONTINUED)

OPTIONS GRANTED AFTER 2003 FISCAL YEAR

The following table summarizes information about the Corporations stock options:

                                                           2008                           2007                           2006
                                   ----------------------------   ----------------------------   ----------------------------
                                                       Weighted                       Weighted                       Weighted
                                      Number of         average      Number of         average      Number of         average
                                        options  exercise price        options  exercise price        options  exercise price
                                   ------------  --------------   ------------  --------------   ------------  --------------
                                          (000s)           $US           (000s)           $US           (000s)           $US
Outstanding, beginning of year            1,169            1.52          1,041            1.59          1,121            2.10
  Granted                                     -               -            288            1.00            133            1.00
  Forfeited                                (577)           1.92           (160)           1.00           (213)           3.95
  Expired                                   (36)           1.92              -                              -
                                   ------------                   ------------                   ------------
Outstanding, end of year                    556            1.03          1,169            1.52          1,041            1.59
                                   ============                   ============                   ============
Options exercisable, end of year            359            1.05            728            1.79            609            1.84
                                   ============                   ============                   ============

SAND TECHNOLOGY INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
July 31, 2008, 2007 and 2006
(In Canadian dollars, unless otherwise noted)

================================================================================

9 - SHARE CAPITAL (CONTINUED)

The following table summarizes significant ranges of exercise prices of outstanding options held by directors, officers and employees as of July 31, 2008:

                                                                           Options Outstanding            Options Exercisable
                                                   -------------------------------------------   ----------------------------
                                                                      Weighted
                                                                       average        Weighted                       Weighted
                                                    Number of   remaining life         average      Number of         average
Range of exercise prices                              options          (years)  exercise price        options  exercise price
------------------------------------------------   ------------ --------------  --------------   ------------  --------------
                                                        (000s)                             US$         (000s)             US$
Less than US$1.00                                         160             7.97            0.69            160            0.69
US$1.00 to US$1.49                                        380             6.83            1.00            183            1.00
US$3.00 to US$3.99                                          5             9.40            4.00              5            4.00
US$5.00 to US$5.99                                          5             2.17            5.00              5            5.00
US$6.00 to US$6.99                                          6             0.78            6.46              6            6.46
                                                   ----------                                    ------------
                                                          556             7.08            1.33            359            1.05
                                                   ==========                                    ============

The following table presents the stock-based compensation expense included in selling, general and administrative expenses for the years ended July 31, 2008, 2007 and 2006. The table also presents the assumptions used to determine the stock-based compensation expense for the options granted during 2007 and 2006, using the Black-Scholes option pricing model:

                                                                                          2008           2007            2006
                                                                                  ------------   ------------    ------------
Compensation cost                                                                 $    100,000   $     32,000    $     29,000
Fair value                                                                        $     80,000   $     74,300    $     31,350
Dividend yield                                                                                              -               -
Expected volatility (a)                                                                                    90%             90%
Risk-free interest rate (a)                                                                               4.0%            3.5%
Expected life (a)                                                                                     7 years         7 years
Number of options granted                                                                             287,500         133,000

(a) Weighted average assumptions.

SAND TECHNOLOGY INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
July 31, 2008, 2007 and 2006
(In Canadian dollars, unless otherwise noted)

================================================================================

9 - SHARE CAPITAL (CONTINUED)

OPTIONS GRANTED DURING 2003 FISCAL YEAR

For stock options granted to employees during 2003, the options are fully vested and therefore there would be no compensation cost impact in 2008, had the Corporation determined compensation cost based on the fair value of the stock options at grant dates consistently with the method recommended under CICA HANDBOOK Section 3870. For the fiscal years 2007 and 2006, the Corporations earnings would have been reported at the pro forma amounts indicated below:

                                                                                                         2007            2006
                                                                                                 ------------    ------------
                                                                                                            $               $
Net loss, as reported                                                                              (2,526,524)     (3,926,921)
Fair value of stock-based compensation                                                                (55,380)        (56,796)
                                                                                                 ------------    ------------
Pro forma net loss                                                                                 (2,581,904)     (3,983,717)
                                                                                                 ============    ============
Pro forma basic and diluted loss per share                                                              (0.20)          (0.31)
                                                                                                 ============    ============

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
Expected life                                                                                                         7 years

D) LOSS PER SHARE

Shares from Share Award Plan, options and warrants described in Notes 7, 8 and 9 were not included in the diluted loss per share calculation because the Corporation incurred a loss, and inclusion would have created an anti-dilutive effect.

SAND TECHNOLOGY INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
July 31, 2008, 2007 and 2006
(In Canadian dollars, unless otherwise noted)

================================================================================

10 - RESEARCH AND DEVELOPMENT COSTS

The net amounts of research and development costs presented in the consolidated statements of operations and comprehensive loss have been determined as follows:

                                                                                          2008           2007            2006
                                                                                  ------------   ------------    ------------
                                                                                             $              $               $
Research and development costs                                                       2,205,793      2,315,146       2,541,950
Investment tax credits (a)(b)                                                         (233,980)      (100,000)       (100,000)
                                                                                  ------------   ------------    ------------
                                                                                     1,971,813      2,215,146       2,441,950
                                                                                  ============   ============    ============

(a) The investment tax credits recorded by the Corporation are subject to review and approval by tax authorities and it is possible that the amounts granted will be different from the amounts accounted for.

(b) The Corporation's investment tax credit claims previously submitted for the fiscal year ended July 31, 2007 were reviewed by the tax authorities in 2008. Following a positive review, the Corporation collected $233,980 more than what had been originally recorded and no investment tax receivable has been recorded for the current year.

11 - INCOME TAXES

The reconciliation of income taxes at Canadian statutory rates with the reported income taxes is as follows:

                                                                                          2008           2007            2006
                                                                                  ------------   ------------    ------------
                                                                                             $              $               $
Income tax recovery at Canadian statutory rates                                       (475,000)      (785,000)     (1,257,000)
Non-recording of benefit from losses carried forward                                  (475,000)      (785,000)     (1,257,000)
                                                                                  ------------   ------------    ------------
                                                                                             -              -               -
                                                                                  ============   ============    ============

The significant components of the Corporation's future income tax assets and liabilities are as follows:

                                                                                                         2008            2007
                                                                                                 ------------    ------------
                                                                                                           $               $
Future income tax assets
  Losses carried forward                                                                           15,000,000      14,000,000
  Capital assets                                                                                      185,000         173,000
  Research and development                                                                          1,700,000       4,000,000
                                                                                                 ------------    ------------
Future income tax liabilities                                                                      16,885,000      18,173,000
  Investment tax credits                                                                                    -          64,000
                                                                                                 ------------    ------------
                                                                                                   16,885,000      18,109,000
Less: valuation allowance                                                                         (16,885,000)    (18,109,000)
                                                                                                 ------------    ------------
Net future income taxes                                                                                     -               -
                                                                                                 ============    ============

SAND TECHNOLOGY INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
July 31, 2008, 2007 and 2006
(In Canadian dollars, unless otherwise noted)

================================================================================

11 - INCOME TAXES (CONTINUED)

As at July 31, 2008, the Corporation has non-capital losses carried forward to reduce future taxable income for Canadian federal and provincial tax purposes as well as American, British and German tax purposes of approximately $16,000,000 and $15,000,000, US$21,000,000, L700,000 and EURO3,800,000, respectively, expiring at various dates to 2028. In addition, the Corporation has unclaimed research and development expenditures carried forward of approximately $14,000,000, which can be used to reduce taxable income at any time in the future, and investment tax credits of approximately $3,000,000, which can be applied against future Canadian federal income taxes payable, expiring at various dates to 2018. The benefits of these items have not been recognized in the consolidated financial statements.

12 - COMMITMENTS

The Corporation is committed under operating leases through 2011 for the rental of buildings for a total amount of $690,450. The minimum payments due in each of the forthcoming years are as follows:

                                                                               $
                                                                    ------------
2009                                                                     283,260
2010                                                                     244,314
2011                                                                     162,876
                                                                    ------------
                                                                         690,450
                                                                    ============

SAND TECHNOLOGY INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
July 31, 2008, 2007 and 2006
(In Canadian dollars, unless otherwise noted)

================================================================================

13 - SEGMENTED INFORMATION

The Corporation is considered to have only one reportable business segment in two geographic areas. Both the North American and European areas market the SAND/DNA Product suite. The accounting policies of the geographic areas are the same as described in the summary of accounting policies. The Corporation evaluates geographic areas' performance based on income before income taxes. Sales for each geographic area are based on the location of the third party customer. All intercompany transactions between areas have been eliminated.

                                                                                 North America         Europe           Total
                                                                                 -------------   ------------    ------------
                                                                                             $              $               $
2008
  Revenue                                                                            2,410,048      4,588,424       6,998,472
  Loss before income taxes                                                          (2,352,852)     1,080,903      (1,271,950)
  Identifiable assets                                                                  816,377      1,986,655       2,803,032
  Capital assets                                                                        90,608         31,706         122,314
2007
  Revenue                                                                            1,941,034      4,787,506       6,728,540
  Loss before income taxes                                                          (3,789,146)     1,262,622      (2,526,524)
  Identifiable assets                                                                  795,121      1,562,027       2,357,148
  Capital assets                                                                       128,395         53,274         181,669
  Other assets                                                                               -        110,847         110,847
2006
  Revenue                                                                            1,634,977      3,842,508       5,477,485
  Loss before income taxes                                                          (3,924,363)        (2,558)     (3,926,921)
  Identifiable assets                                                                1,630,134      1,814,987       3,445,121
  Capital assets                                                                       157,101         74,266         231,367
  Other assets                                                                               -        221,694         221,694

14 - SIGNIFICANT CUSTOMERS

For the year ended July 31, 2008, the Corporation generated approximately 12% of its revenue from one customer in Europe (12% and 14% of its revenue from two customers in Europe in 2007 and 10% from one customer in 2006).

SAND TECHNOLOGY INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
July 31, 2008, 2007 and 2006
(In Canadian dollars, unless otherwise noted)

================================================================================

15 - FINANCIAL INSTRUMENTS

FAIR VALUE

As at July 31, 2008, the fair value of accounts receivable, unbilled receivable and accounts payable and accrued liabilities is equivalent to their respective carrying value given that they will mature shortly.

The fair value of the due to a shareholder could not be determined since it is practically impossible to find a financial instrument on the market having substantially the same economic characteristics.

As at July 31, 2008, the fair value of the debt component of the convertible debenture, estimated by discounting expected cash flows at an interest rate applicable to non-converted secure debt of 15%, is not significantly different from its respective carrying value at July 31, 2008.

The Corporations main financial risk exposure and its financial risk management policies are as follows.

INTEREST RATE RISK

The Corporation is not exposed to interest rate risk.

CREDIT RISK

As at July 31, 2008, the carrying amount reported on the Corporation's balance sheet of cash and accounts receivable represents the maximum exposure to credit risk. The Corporation has accounts receivable from relatively large customers engaged in various industries; due to this, the Corporation's credit risk concentration is limited. As at July 31, 2008, one customer represented 38% (one customer represented 52% in 2007) of accounts receivable. The Corporation minimizes its exposure to credit risk by placing its cash with two major banks.

CURRENCY RISK

The Corporation operates internationally and is exposed to risk from changes in foreign currency rates. The Corporation does not hold any financial instruments that mitigate this risk.

As at July 31, 2008 and 2007, the Corporation's current assets and liabilities denominated in foreign currencies are as follows:

                                                                                          2008                           2007
                                                                  ----------------------------   ----------------------------
                                                                       Current         Current        Current         Current
                                                                        assets     liabilities         assets     liabilities
                                                                  ------------    ------------   ------------    ------------
U.S. dollars                                                           245,573         293,213        386,956         239,049
Pounds sterling                                                      1,436,050       1,143,269      1,038,036       1,007,192
Euros                                                                  791,303         825,074        421,477         454,423

SAND TECHNOLOGY INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
July 31, 2008, 2007 and 2006
(In Canadian dollars, unless otherwise noted)

================================================================================

16 - RECONCILIATION OF RESULTS REPORTED IN ACCORDANCE WITH CANADIAN GAAP TO
     U.S. GAAP AND OTHER SUPPLEMENTARY U.S. GAAP DISCLOSURES

DIFFERENCES BETWEEN CANADIAN AND U.S. GAAP

The material differences between Canadian and U.S. GAAP affecting the Corporation's consolidated financial statements are detailed as follows:

                                                                                                         2008            2007
                                                                                                 ------------    ------------
                                                                                                            $               $
Net loss reconciliation
  Net loss - Canadian GAAP                                                                         (1,271,950)     (2,526,524)
  Adjustment for:
    Stock-based compensation (a)                                                                      (22,653)        (86,572)
    Warrants (b)                                                                                      (45,834)       (311,433)
    Convertible debentures (c)                                                                       (217,375)              -
                                                                                                 ------------    ------------
  Net loss - U.S. GAAP                                                                             (1,557,812)     (2,924,529)
                                                                                                 ============    ============
  Basic and diluted loss per share - U.S. GAAP                                                          (0.11)          (0.22)
                                                                                                 ============    ============
Long-term liabilities reconciliation
  Total long-term liabilities - Canadian GAAP                                                         278,343               -
  Adjustments for:
    Warrants (b)                                                                                      357,267         311,433
    Convertible debentures (c)                                                                        966,716               -
                                                                                                 ------------    ------------
  Total long-term liabilities - U.S. GAAP                                                           1,602,326         311,433
                                                                                                 ============    ============
Shareholders' deficiency reconciliation
  Shareholders' deficiency - Canadian GAAP                                                         (1,260,459)       (881,951)
  Adjustments for:
    Net loss reconciling items (see above)                                                           (285,862)       (398,005)
    Stock-based compensation (a)                                                                       22,653         284,763
    Warrants (b)                                                                                     (311,433)       (170,110)
    Convertible debentures (c)                                                                       (749,342)              -
                                                                                                 ------------    ------------
Shareholder's deficiency - U.S. GAAP                                                               (2,584,443)     (1,165,303)
                                                                                                 ============    ============

SAND TECHNOLOGY INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
July 31, 2008, 2007 and 2006
(In Canadian dollars, unless otherwise noted)

================================================================================

16 - RECONCILIATION OF RESULTS REPORTED IN ACCORDANCE WITH CANADIAN GAAP TO
     U.S. GAAP AND OTHER SUPPLEMENTARY U.S. GAAP DISCLOSURES (CONTINUED)

A)   STOCK-BASED COMPENSATION

Under Canadian GAAP, stock-based compensation expense was accounted for using the fair value based method beginning August 1, 2005.

Under U.S. GAAP, effective August 1, 2005, the Corporation adopted SFAS No. 123 (revised 2004), "Share-based Payment", which requires that share-based payments (to the extent they are compensatory) be recognized based on their fair value and the estimated number of shares that the Corporation ultimately expects will vest and to be expensed over the applicable vesting period. The fair value of the unvested portion of the share-based payments granted prior to August 1, 2005 (the Corporation's adoption date of SFAS No. 123(R)) is measured based on the grant date fair value of those awards previously calculated under SFAS No. 123, net of estimated forfeitures.

The impact for fiscal year 2008 was an increase in net loss by $22,653 and an increase in contributed surplus by $307,416. The impact for fiscal year 2007 was an increase in net loss by $86,572 and an increase in shareholders' deficiency and contributed surplus by $284,763.

B)   SHARE PURCHASE WARRANTS

Under Canadian GAAP, share purchase warrants are classified and accounted for as equity in the Corporation's consolidated financial statements.

Under U.S. GAAP, SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities" it is required that share purchase warrants with an exercise price denominated in a currency other than its functional currency be classified and accounted for as a financial liability. As well, any gains or losses in fair value are recognized in earnings.

The impact for fiscal year 2008 was an increase in net loss by $45,834, an increase in long-term liabilities by $357,267, an decrease in shareholders' deficiency by $357,267 and a decrease in contributed surplus by $170,110. The impact for fiscal year 2007 was an increase in net loss by $311,433, an increase in long-term liabilities by $311,433 and an increase in shareholders' deficiency and contributed surplus by $170,110.

SAND TECHNOLOGY INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
July 31, 2008, 2007 and 2006
(In Canadian dollars, unless otherwise noted)

================================================================================

16 - RECONCILIATION OF RESULTS REPORTED IN ACCORDANCE WITH CANADIAN GAAP TO
     U.S. GAAP AND OTHER SUPPLEMENTARY U.S. GAAP DISCLOSURES (CONTINUED)

C)   CONVERTIBLE DEBENTURES

Under Canadian GAAP, share purchase warrants of the convertible debentures are classified and accounted for as equity. Conversion option and the interest payable in shares are classified and accounted for as equity component of the convertible debentures.

The technical interpretation of U.S. GAAP, in accordance with SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities", currently requires that share purchase warrants and conversion option with an exercise price denominated in a currency other than Corporation's functional currency be classified and accounted for as financial derivative liabilities at fair value with changes in fair value recognized in net operations.

Under Canadian GAAP, the fair value of the debt component of the convertible debentures is required to be calculated and the debt component is accounted for as liability; the balance of the debentures issue price over the initial carrying amount of the debt component is recognized in equity as described above.

Under U.S. GAAP, in accordance with SFAS No. 133, the initial carrying amount of the debt component represents the balance of the debentures issue price over the initial fair value of the conversion option and share purchase warrants. Under both GAAP, the carrying amount of the debt component is accreted to its face value over the contractual period of the debentures by using the effective interest method.

The impact for fiscal year 2008 was to increase net loss by $217,375, decrease equity component by $446,027, increase long-term liabilities by $966,717, decrease shareholders' deficiency by $966,717 and decrease contributed surplus by $303,415.

SUPPLEMENTARY DISCLOSURES

The following items present other supplementary disclosures required under U.S.
GAAP:

a) Accounts receivable are net of allowance for doubtful accounts of $6,756 ($9,068 in 2007).

b)   Under U.S. GAAP, research and development investment tax credits (see Note
     9) would be classified as a reduction of the income tax expense instead of a reduction of the related research and development costs.

d) Under Canadian GAAP, future income taxes are calculated based on enacted or substantially enacted tax rates applicable to future years. Under U.S. GAAP, only enacted rates are used in the calculation of future income taxes. This difference in GAAP did not result in a difference in the financial position, results of operations or cash flows of the Corporation for the years presented.

SAND TECHNOLOGY INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
July 31, 2008, 2007 and 2006
(In Canadian dollars, unless otherwise noted)

================================================================================

16 - RECONCILIATION OF RESULTS REPORTED IN ACCORDANCE WITH CANADIAN GAAP TO
     U.S. GAAP AND OTHER SUPPLEMENTARY U.S. GAAP DISCLOSURES (CONTINUED)

RECENT PRONOUNCEMENTS

SFAS NO. 157, "FAIR VALUE MEASUREMENT"

In September 2006, in an effort to increase consistency and comparability in fair value measurements, the FASB issued Statement No.157, "Fair Value Measurement", which defines fair value, establishes guidelines for measuring fair value and expands disclosures regarding fair value measurements. SFAS No. 157 does not require any new instruments to be recognized at fair value. SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007. In February 2008, the FASB issued FASB Staff Position FAS 157-2, "Effective date of FASB statement No. 157", to provide a one-year deferral of the effective date of SFAS 157 for non-financial assets and non-financial liabilities, except those that are recognized or disclosed in financial statements at fair value on a recurring basis (that is, at least annually). For non-financial assets and non-financial liabilities subject to the deferral, the effective date of SFAS 157 is postponed to fiscal year beginning after November 15, 2008 and to interim periods within those fiscal years. The Corporation is currently evaluating the effect that the adoption of SFAS No. 157 will have on its consolidated results.

ITEM 19. EXHIBITS
                                  EXHIBIT INDEX

 EXHIBIT
  NUMBER                                      EXHIBIT DESCRIPTION
---------  -------------------------------------------------------------------------------------------------
   1.1     Articles of Incorporation, as amended on December 20, 1996 and December 31, 1996(A).

   1.2     Amendment to Articles of Incorporation dated January 1, 2000(B).

   1.3     By-Laws approved, confirmed and ratified by the shareholders on December 17, 2002(C).

   4.1     SAND 1996 Stock Incentive Plan as amended(D).

   4.2     SAND 1996 Stock Option Plan as amended(E).

   4.3     SAND Share Award Plan dated November 2, 2006 and Share Award Agreement thereunder(F).

   4.5     Voting  Agreement by and between  SAND,  Arthur G. Ritchie and Bradley G.  Griffith on behalf of the Debentureholders dated April 18, 2008.

   4.6     Inter-Creditor  Priority  Agreement  by and  between  SAND,  Arthur G.  Ritchie  and  Bradley G.
           Griffith on behalf of the Debentureholders, dated April 18, 2008.

   4.7     Deed of Hypothec to Secure  Payment of Debentures by and between SAND and Bradley G. Griffith on behalf of the Debentureholders, dated April 24, 2008.

   6.1     Statement detailing computation of per share earnings.

   8.1     Subsidiaries.

   11.1    Standards of Ethical Conduct(G).

   12.1    Certification  of  the  Chief  Executive  Officer  of  SAND  pursuant  to  Section  302  of  the
           Sarbanes-Oxley Act of 2002.

   12.2    Certification of the Vice President  Finance and  Administration  and Chief Financial Officer of
           SAND pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

   13.1    Certification of Chief Executive  Officer of SAND pursuant to 18 U.S.C.  Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

   13.2    Certification  of Vice  President  Finance  and  Administration  of SAND  pursuant  to 18 U.S.C.
           Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

   15.1    Consent of Raymond Chabot Grant Thornton LLP.

   15.2    Amended and Restated Audit Committee Charter(H).

   15.3    Governance, Nomination, Human Resources and Compensation Committee Charter(I).

   15.4    Board of Directors Charter(J).

NOTES TO EXHIBIT INDEX:

     (A) Previously filed as exhibit to SAND's Annual Report on Form 20-F for the year ended July 31, 1996 and incorporated herein by reference.

     (B) Previously filed as exhibit to SAND's Amendment No. 1 to SAND's Form F-2 Registration Statement (333-12216) filed on August 18, 2000 and incorporated herein by reference.

     (C) Previously filed as exhibit 3.3 to SAND's Annual Report on Form 20-F for the year ended July 31, 2002 and incorporated herein by reference.

     (D) Previously filed as exhibit 4.1 to SAND's Annual Report on Form 20-F for the year ended July 31, 2005 and incorporated herein by reference.

     (E) Previously filed as exhibit 4.2 to SAND's Annual Report on Form 20-F for the year ended July 31, 1996 and incorporated herein by reference.

     (F) Previously filed as exhibit 4.6 to SAND's Annual Report on Form 20-F for the year ended July 31, 2007 and incorporated herein by reference.

     (G) Previously filed as exhibit 11.1 to SAND's Annual Report on Form 20-F for the year ended July 31, 2005 and incorporated herein by reference.

     (H) Previously filed as exhibit 15.1 to SAND's Annual Report on Form 20-F for the year ended July 31, 2005 and incorporated herein by reference.

     (I) Previously filed as exhibit 15.2 to SAND's Annual Report on Form 20-F for the year ended July 31, 1996 and incorporated herein by reference.

     (J) Previously filed as exhibit 14.3 to SAND's Annual Report on Form 20-F for the year ended July 31, 2003 and incorporated herein by reference.

                                   SIGNATURES

     The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on Form 20-F on its behalf.

                                       SAND TECHNOLOGY INC.


Dated: November 18, 2008               By: (s) Arthur G. Ritchie
                                       ---------------------------------------
                                       Arthur G. Ritchie,
                                       President and Chief Executive Officer

                                                                    EXHIBIT 12.1

                                 CERTIFICATIONS

I, Arthur G. Ritchie, certify that:

     1. I have reviewed this annual report on Form 20-F of Sand Technology Inc. (the "Company");

     2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

     3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the Company as of, and for, the periods presented in this report;

     4. The Company's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the Company and have:

               a. Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the Company, including it consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

               b. Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

               c. Evaluated the effectiveness of the Company disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

               d. Disclosed in this report any change in the Company's internal control over financial reporting that occurred during the period covered by the annual report that has materially affected, or is reasonably likely to materially affect, the Company's internal control over financial reporting; and

     5. The Company's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the Company's auditors and the audit committee of the Company's board of directors:

               a. All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the Company's ability to record, process, summarize and report financial information; and

               b. Any fraud, whether or not material, that involves management or other employees who has a significant role in the Company's internal control over financial reporting.


Date:  December 12, 2008


By:    (s) Arthur G. Ritchie
     -----------------------------------------------
       Arthur G. Ritchie
       President and Chief Executive Officer

                                                                    EXHIBIT 12.2

                                 CERTIFICATIONS

I, Zainab Ahmed Schwartz, certify that:

     1. I have reviewed this annual report on Form 20-F of Sand Technology Inc. (the "Company");

     2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

     3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the Company as of, and for, the periods presented in this report;

     4. The Company's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the Company and have:

               a. Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the Company, including it consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

               b. Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

               c. Evaluated the effectiveness of the Company disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

               d. Disclosed in this report any change in the Company's internal control over financial reporting that occurred during the period covered by the annual rport that has materially affected, or is reasonably likely to materially affect, the Company's internal control over financial reporting; and

     5. The Company's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the Company's auditors and the audit committee of the Company's board of directors:

               a. All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the Company's ability to record, process, summarize and report financial information; and

               b. Any fraud, whether or not material, that involves management or other employees who has a significant role in the Company's internal control over financial reporting.


Date: December 12, 2008


By:   (s) Zainab Ahmed Schwartz
    -------------------------------------
      Zainab Ahmed Schwartz
      Vice President, Finance and
      Administration and Chief Financial
      Officer

                                                                    EXHIBIT 13.1

                                  CERTIFICATION
                                       of
                            Periodic Financial Report
      Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, 18 U.S.C.
                                  Section 1350

I, Arthur G. Ritchie, President and Chief Executive Officer of Sand Technology Inc., hereby certify that the Annual Report on Form 20-F for the Fiscal Year ended July 31, 2008 fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934 and that the information contained in the periodic report fairly presents, in all material respects, the financial condition and results of operations of Sand Technology Inc.


Date: December 12, 2008


                                By:     (s) Arthur G. Ritchie
                                      ------------------------------------------
                                        Arthur G. Ritchie
                                        President and Chief Executive Officer


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

                                                                    EXHIBIT 13.2

                                  CERTIFICATION
                                       of
                            Periodic Financial Report
      Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, 18 U.S.C.
                                  Section 1350

I, Zainab Ahmed Schwartz, acting as Vice President, Finance and Administration and Chief Financial Officer of Sand Technology Inc., hereby certify that the Annual Report on Form 20-F for the Fiscal Year ended July 31, 2008 fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934 and that the information contained in the periodic report fairly presents, in all material respects, the financial condition and results of operations of Sand Technology Inc.


Date: December 12, 2008


                       By:    (s) Zainab Ahmed Schwartz
                             ---------------------------------------------------
                              Zainab Ahmed Schwartz
                              Vice-President, Finance and Administration and
                              Chief Financial Officer


This certification is made solely for the purposes of 18 U.S.C. Section 1350, subject to the knowledge standard set forth therein, and not for any other purpose. It is not being filed as part of the Annual Report or as a separate disclosure document.

                                                                    Exhibit 15.1

[RAYMOND CHABOT GRANT THORNTON LOGO]

                                               RAYMOND CHABOT GRANT THORNTON LLP
                                               Suite 2000
                                               National Bank Tower
                                               600 De La Gauchetiere Street West
                                               Montreal, Quebec H3B 4L8

CONSENT OF INDEPENDENT AUDITORS                Telephone: 514-878-2691
                                               Fax: 514-878-2127
                                               www.rcgt.com

We have issued our report dated October 31, 2008, with respect to the consolidated financial statements included in the Annual Report of Sand Technology Inc. on Form 20-F for the year ended July 31, 2008 which are incorporated by reference in the Registration Statements of Sand Technology Inc. on Forms S-8 (File No. 333-8538, effective in March 1998 and File No. 333-7462, effective in August 1997), Form F-2 (File No. 333-12216, effective November 30,
2000) and Form F-3 (File No. 333-51014, effective August 18, 2000). We consent to the incorporation by reference in the Registration Statements of the aforementioned report and of our Comments by Independent Auditors for U.S. Readers on Canada-U.S. Reporting Differences dated October 31, 2008.

/S/ Raymond Chabot Grant Thornton LLP


Chartered Accountants


Montreal, Canada
December 8, 2008


CHARTERED ACCOUNTANTS
Member of Grant Thornton International Ltd

                                                                     Exhibit 4.5

                                VOTING AGREEMENT

     THIS VOTING AGREEMENT (as amended restated, supplemented or otherwise modified from time to time, this "AGREEMENT") is dated as of April 18, 2008 and entered into by Bradley G. Griffith on behalf of the Debentureholders, and Arthur G. Ritchie as shareholder of Sand Technology Inc. (in such capacity, the "SHAREHOLDER"), and Sand Technology Inc. (the "CORPORATION").

                              W I T N E S S E T H:

     WHEREAS, the Debentureholders are purchasing certain 8% Secured Convertible Debentures due December 31, 2017 (the "DEBENTURES") of the Corporation pursuant to that certain non-brokered private placement subscription agreement for Units dated as of April 18, 2008 (as it may be amended from time to time in accordance with the terms therein, the "SUBSCRIPTION AGREEMENT"); capitalized terms used herein which are defined in the Subscription Agreement are used with the definitions given such terms in the Subscription Agreement unless otherwise expressly defined herein); and

     WHEREAS, the Corporation and the Debentureholders have agreed in the Subscription Agreement that they shall, as condition of Closing, enter into a voting agreement with the Corporation and certain existing shareholders of the Corporation, which shall provide that the Majority Holders will have the right to designate one member of the Board of Directors of the Corporation; and

     WHEREAS, the Debentureholders, the Corporation and the Shareholder desire to set forth their understandings with respect to their rights and obligations.

     NOW THEREFORE, in consideration of the premises and the agreements, provisions and covenants herein contained, and for other good and valuable consideration, the receipt and adequacy of which is hereby acknowledged, the parties hereto hereby agree as follows:

                                    ARTICLE 1
                                VOTING AGREEMENT

The Shareholder hereby agrees that during the Voting Period (as defined below), at any meeting of the shareholders of the Corporation, however called, or at any adjournment or postponement thereof or in any other circumstances upon which a vote, consent or other approval (including by written consent) is sought from the shareholders of the Corporation in respect of the nomination or appointment of the directors of the Corporation, the Shareholder shall (i) when a meeting is held, appear at such meeting or otherwise cause the securities of the Corporation that he owns (the "OWNED SHARES") to be counted as present thereat for the purpose of establishing a quorum and (ii) vote (or cause to be voted) in person or by proxy the Owned Shares in a manner as to provide the Majority Holders with a representative on the board of directors of the Corporation and to vote in favour of the appointment of the appointee designated by the Majority Holders or any replacement thereof as identified in a written notice executed by more than 50% of the Debentureholders to act as such representative for the Debentureholders.

                                    ARTICLE 2
                                   REPLACEMENT

The right to appoint a representative to the board of directors of the Corporation shall include the right of the Debentureholders having appointed such representative to require, at any time, the removal of such representative and the replacement thereof by another of the choosing of the Majority Holders and, as the case may be, the right to fill any vacancy created by the resignation of the representative so appointed.

                                    ARTICLE 3
                         REPRESENTATIONS AND WARRANTIES

The Shareholder hereby represents and warrants to the Debentureholders as follows:

     A) the Shareholder is of the full age of majority and is legally competent to execute this Voting Agreement and to take all action pursuant hereto and to do all acts and things and execute and deliver all documents as are required hereunder to be done, observed, performed or executed and delivered by it in accordance with the terms hereof; and

     B) the execution and delivery of this Voting Agreement does not, and the performance by the Shareholder of his obligations under this Voting Agreement will not (i) conflict with or violate any law, ordinance or regulation of any governmental entity applicable to the Shareholder, or
     (ii) conflict with, result in any breach of or constitute a default (or an event that with notice or lapse of time or both would become a default) under, or give to others any rights of termination, amendment, acceleration or cancellation of, or result in the creation of any encumbrance on the Owned Shares pursuant to, any note, bond, mortgage, indenture, contract, agreement, lease, license, permit, franchise or other instrument or obligation to which the Shareholder is a party either individually or in the aggregate, to materially impair the ability of the Shareholder to perform his obligations hereunder or to consummate the transactions contemplated hereby on a timely basis.

                                    ARTICLE 4
                               OWNERSHIP OF SHARES

As of the date hereof, the Shareholder is the beneficial owner of the Owned Shares set forth opposite the Shareholder's name on Schedule A hereto, free and clear of all pledges, liens, proxies, claims, charges, security interests, preemptive rights, voting trusts, voting agreements, options, rights of first offer or refusal and any other encumbrances or arrangements whatsoever with respect to the ownership transfer or other voting of the Owned Shares, other than as created by this Voting Agreement and other than applicable resale restrictions. None of the Owned Shares held by the Shareholder is the subject of any commitment, undertaking or agreement, the terms of which would affect in any way the ability of such Shareholder to perform his obligations as set out in this Voting Agreement. As of the date hereof, no proceedings are pending which, if adversely determined, will have an adverse effect on any ability to vote or dispose of any of the Owned Shares. The Shareholder has not appointed or granted any proxy inconsistent with this Voting Agreement with respect to the Owned Shares.

                                    ARTICLE 5
                                  MISCELLANEOUS

5.1 - TERMINATION - This Voting Agreement shall terminate and be of no further force or effect upon the earliest to occur of (i) the date of termination of the Subscription Agreement in accordance with its terms; (ii) the conversion of all of the Debentures issued to the Debentureholders pursuant to the Subscription Agreement; (iii) written notice of termination of this Voting Agreement by the Majority Holders or (iv) December 31, 2017. Nothing in this Section 5.1 shall relieve or otherwise limit any party of liability for wilful breach of this Voting Agreement.

5.2 - NO OWNERSHIP INTEREST. Nothing contained in this Voting Agreement shall be deemed to vest in the Debentureholders any direct or indirect ownership or incidence of ownership of or with respect to any Owned Shares. All rights, ownership and economic benefits of and relating to the Owned Shares shall remain vested in and belong to, as the case may be, the Shareholders, and the Debentureholders shall have no authority to direct the Shareholder in the voting or disposition of any of the Owned Shares, except as otherwise provided herein.

5.3 - NOTICES. All notices and other communications hereunder shall be in writing and shall be deemed given if delivered personally, telecopied (upon telephonic confirmation of receipt), on the first Business Day following the date of dispatch if delivered by a recognized next day courier service or on the third Business Day following the date of mailing if delivered by registered or certified mail, return receipt requested, post prepaid. All notices hereunder shall be delivered as set forth below, or pursuant to such other instructions as may be designated in writing by the party to receive such notice:

(a) if to Debentureholders to:

Bradley G. Griffith
Chicago Board Options Exchange
400 S. LaSalle Street
Chicago, IL 60605
Fax: (312) 786-7407

with a copy to:

Douglas J. Hatlestad
Bell, Boyd & Lloyd LLP
70 W. Madison St., 3100
Chicago, Illinois  60602
United States
Fax: (312) 345-9067

(b) if to the Shareholder to:

Arthur G. Ritchie
215 Redfern Avenue, Suite 410
Montreal, Quebec (Canada), H3Z 3L5
Fax: (514) 939-3477
with a copy to:

Lavery, de Billy, L.L.P.
1 Place Ville Marie, Suite 4000
Montreal, Quebec (Canada) H3B 4M4
Attention: Sebastien Vezina
Fax: (514) 871-8977

5.4 - COUNTERPARTS. This Voting Agreement may be executed by facsimile and in counterparts, all of which shall be considered one and the same agreement and shall become effective when counterparts have been signed by each of the parties and delivered to the other parties, it being understood that all parties need not sign the same counterpart.

5.5 - ENTIRE AGREEMENT. This Voting Agreement and, to the extent referenced herein, the Subscription Agreement, the Deed of Hypothec, the Inter-Creditor Priority Agreement and the Intercreditor Collateral Agency Agreement, together with the several agreements and other documents and instruments referred to herein or therein or annexed hereto or thereto, constitute the entire agreement, and supersede all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter hereof.

5.6. GOVERNING LAW. This Agreement shall be governed by and construed in accordance with the laws of the Province of Quebec without giving effect to the principles of conflicts of law. Each of the parties hereto hereby irrevocably and unconditionally consents to submit to the exclusive jurisdiction of the courts of the Province of Quebec.

5.7. AMENDMENT; WAIVER. This Agreement may not be amended except by an instrument in writing signed by the Debentureholders and the Shareholder. Each party may waive any right of such party hereunder by an instrument in writing signed by such party and delivered to the other party.

5.8. SEVERABILITY. Any term or provision of this Voting Agreement which is determined by a court of competent jurisdiction to be invalid or unenforceable in any jurisdiction shall, as to that jurisdiction, be ineffective to the extent of such invalidity or unenforceability without rendering invalid or unenforceable the remaining terms and provisions of this Voting Agreement or affecting the validity or enforceability of any of the terms or provisions of this Voting Agreement in any other jurisdiction, and if any provision of this Voting Agreement is determined to be so broad as to be unenforceable, the provision shall be interpreted to be only so broad as is enforceable, in all cases so long as neither the economic nor legal substance of the transactions contemplated hereby is affected in any manner materially adverse to any party or its stockholders. Upon any such determination, the parties shall negotiate in good faith in an effort to agree upon a suitable and equitable substitute provision to effect the original intent of the parties.

5.9. SUCCESSORS AND ASSIGNS; THIRD PARTY BENEFICIARIES. Neither this Agreement nor any of the rights or obligations of any party under this Voting Agreement shall be assigned, in whole or in part (by operation of law or otherwise), by any party without the prior written consent of the other party. Subject to the foregoing, this Voting Agreement shall bind and inure to the benefit of and be enforceable by the parties hereto and their respective successors and permitted assigns. Nothing in this Voting Agreement, express or implied, is intended to confer on any Person other than the parties hereto or their respective successors and permitted assigns any rights, remedies, obligations or liabilities under or by reason of this Voting Agreement.

IN WITNESS WHEREOF the parties hereto have duly executed this Voting Agreement as of the date first written above.


                                        ARTHUR G. RITCHIE


                                        Per:   (s) Arthur G. Ritchie
                                               ---------------------------------


                                        SAND TECHNOLOGY INC.


                                        Per:   (s) Gilles Therrien
                                               ---------------------------------
                                               Name: Gilles Therrien

                                               Title: Vice President and Chief
                                               Financial Officer


                                         (s) Bradley G. Griffith
                                        ----------------------------------------
                                        BRADLEY G. GRIFFITH, on behalf of the
                                        DebentureHolders

                                  SCHEDULE "A"

         SHAREHOLDER'S NAME                         NUMBER OF OWNED SHARES
        --------------------                       ------------------------
          ARTHUR G. RITCHIE                               3,598,788

                                                                     EXHIBIT 4.6

                        INTER-CREDITOR PRIORITY AGREEMENT

     THIS AGREEMENT dated as of the 18th day of April 2008.

BETWEEN:

          ARTHUR RITCHIE, residing and domiciled at 451, Strathcona Avenue, Westmount, Quebec, H3Y 2X2;

          (hereinafter called "RITCHIE")

                                                               OF THE FIRST PART

                                     - and -

          BRADLEY G. GRIFFITH, residing at 400 S. Lasalle Street, Chicago, Illinois, United States, 60605;

          (hereinafter called the "AGENT")

                                                              OF THE SECOND PART

                                     - and -

          SAND TECHNOLOGY INC., a corporation incorporated under the laws of Canada, having a place of business at 215 Redfern, Suite 410, Westmount, Quebec, H3Z 3L5

          (hereinafter called "SAND")

                                                               OF THE THIRD PART

     WHEREAS Ritchie has made advances to Sand for a total amount of Cdn$1,030,611, as evidenced by a loan agreement by and between Sand and Ritchie effective February 1, 2007 (the "LOAN AGREEMENT") and further evidenced by a promissory note issued by Sand in favour of Ritchie for the same amount; (the "PROMISSORY NOTE");

     WHEREAS Ritchie has converted into Class A Common Shares a portion of the loan for an amount of Cdn$568,835 on May 25, 2007;

     WHEREAS Ritchie has made additional advances, including but not limited to cash injection, unpaid compensation and unpaid earned interest, to Sand between February 1, 2007 and February 29, 2008 for a total amount of Cdn$734,419 (the "ADVANCES");

     WHEREAS The total amount owed to Ritchie, including interest as at March 31, 2008 is Cdn$1,196,195;

     WHEREAS the Debentureholders have authorized the Agent to execute this Agreement and to take such action on their behalf and to exercise all powers under this Agreement together with any and all powers as are reasonably incidental thereto in the subscription agreements entered into by Sand and each of the DebentureHolders;

     WHEREAS pursuant to a deed of hypothec dated April 18, 2008 (the "DEED OF HYPOTHEC"), Sand granted a hypothec over all of its assets to and in favour of the Agent, as FONDE DE POUVOIR (the "TRUSTEE") for the Debentureholders (as hereafter defined);

     WHEREAS the parties hereto have agreed upon certain priorities as hereinafter described;

     WHEREAS Sand has agreed that it will maintain and deal with its property, assets and undertaking in accordance with the provisions hereof;

     NOW THEREFORE THIS AGREEMENT WITNESSETH that in consideration of the premises, the mutual promises herein contained, and other good and valuable consideration (the receipt and sufficiency of which is hereby acknowledged by the parties hereto), the parties hereto agree as follows:

                                    ARTICLE 1
                                 INTERPRETATION

1.1 For the purposes of this Agreement, unless there is something in the subject matter or context inconsistent therewith:

     (a) "AGREEMENT" means this inter-creditor priority agreement dated as of the date noted above;

     (b) "BUSINESS DAY" means any day except Saturday, Sunday or a statutory holiday;

     (c) "ENCUMBRANCE" means any mortgage, lien, pledge, assignment, charge, security interest, title retention agreement, lease, hypothec, levy, execution, seizure, attachment, garnishment, right of distress, prior claim or other claim in respect of property of any nature or kind whatsoever howsoever arising (whether consensual, statutory or arising by operation of law or otherwise) and includes any bond, debenture or similar instrument issued under a deed of trust or similar instrument which constitutes an Encumbrance;

     (d) "DEBENTURES" shall have the meaning ascribed thereto in the Deed of Hypothec;

     (e) "DEBENTUREHOLDERS" means the holders of Debentures identified in Schedule "A" of this Agreement and all persons and entities which hereafter may become holders of Debentures;:

     (f) "INSOLVENCY LEGISLATION" means the BANKRUPTCY AND INSOLVENCY ACT, the COMPANIES CREDITORS ARRANGEMENT ACT or other similar applicable legislation;

     (g) "LEGISLATION" means the CIVIL CODE OF QUEBEC, the PERSONAL PROPERTY SECURITY ACT of any other Canadian province or territory, the UNIFORM COMMERCIAL CODE, or any other similar law in any other- jurisdiction;

1.2 The division of this Agreement into articles, sections and subsections and the insertion of headings exist only for convenience and shall not affect the construction or interpretation hereof.

1.3 "THIS AGREEMENT", "HEREIN", "HEREOF', "HEREBY", "HEREUNDER" and similar expressions mean and refer to this Agreement in its entirety and not to any particular article, section, subsection or other subdivision hereof.

1.4 Words importing the singular number only include the plural and vice versa and words importing gender shall include all genders and words importing persons include individuals, partnerships, corporations, trusts, unincorporated associations, joint ventures, governmental agencies and other entities.

                                    ARTICLE 2
                                     CONSENT

2.1 Ritchie consents to Sand to the issue or issuing of Debentures, including the existing Debentures, according to the present terms of that certain subscription agreement by and between Sand and all present and future Debentureholders dated April 18, 2008 (the "SUBSCRIPTION AGREEMENT"), subject to the terms and conditions of this Agreement.

2.2 The Debentureholders acknowledge, recognize and consent to, the existence of the Loan Agreement, the Promissory Note and the Advances.

2.3 Sand concurs with and agrees to the terms and provisions of this Agreement and shall maintain and deal with all its assets and undertaking in accordance with this Agreement.

                                    ARTICLE 3
SUBORDINATION, PRIORITY AND REPAYMENTS

3.1 The parties declare, covenant and agree that the sums owing under the Debentures and the Deed of Hypothec (the "DEBENTURE DEBT") will be paid by Sand to the Debentureholders and the Trustee, as the case may be, in priority to the sums owing by Sand to Ritchie under the Loan Agreement and Promissory Note and all other advances made by Ritchie to Sand, including without limitations, the Advances (the "RITCHIE DEBT") subject to the fact that for each two Canadian dollars paid (whether prior to a default or further to a default, including pursuant to realization proceedings) to the Debentureholders under the Debenture Debt, Sand shall remit one Canadian dollar to Ritchie as repayment for the sums representing the principal amount only

(excluding specifically any interest) owing to Ritchie under the Ritchie Debt, until all sums owing to the Debentureholders under the Debenture Debt or to Ritchie under the Ritchie Debt have been repaid by Sand.

3.2 The order of priorities set out in Section 3.1 hereof shall apply in all events and circumstances regardless of:

     (a) the fact that the amounts owing to Ritchie under the Ritchie Debt are presently unsecured;

     (b) the date of execution, delivery, attachment, possession, registration or perfection of the Deed of Hypothec or any other security in favour of Ritchie, the Trustee, the Agent or the Debentureholders (collectively the "CREDITORS");

     (c) the date of any advance or advances or other extension of credit made available to Sand by the Creditors;

     (d) the date of any default, or the giving of any notice or demand, the date of the commencement of any enforcement proceedings by the Creditors, the dates of realization or attachment of any security interests held by the Trustee or the Debentureholders, or the date of crystallization of any floating charges contained in any security in favour of the Trustee or the Debentureholders;

     (e)  any provision of the documents in favour of the Creditors;

     (f) any priority granted by any principle of law or equity or any statute, including, without limitation, the Legislation or any similar statute governing the priority of security interests in jurisdictions other than Quebec; or

     (g) whether or not Sand is in default in respect of any of its obligations under the Debenture Debt or the Ritchie Debt.

                                    ARTICLE 4
                                   COSTS,ETC.

4.1 Where any priority provided by this Agreement is expressed to be limited to a stated principal amount, the priority shall, in addition to that amount, extend to and include interest accruing thereon at the rate or rates applicable thereto prior to default, up to the time of the giving of any notice pursuant to
Section 7.17 hereof.

                                    ARTICLE 5
                                NOTICE OF DEFAULT

5.1 Ritchie hereby agrees to provide forthwith the Trustee with written notice of any default under the Ritchie Debt and of any intention to enforce its rights thereunder (a "RITCHIE DEFAULT NOTICE"). The Trustee agrees to provide forthwith Ritchie with notice of a default under the Debenture Debt and of any intention to enforce its rights thereunder (a "TRUSTEE'S DEFAULT NOTICE"). Neither Ritchie nor the Trustee shall be liable to the other for any accidental omission to provide such notice.

5.2 Each of the Creditors agrees to cooperate with and assist the others in respect of their realization on the assets of the Sand and the distribution of proceeds thereof.

                                    ARTICLE 6
                                   DISCLOSURE

6.1 Each of the Creditors shall upon receipt of a written request from the other, specifying in sufficient detail the information required from the other, provide such other party with information and particulars as to amounts owing by Sand and as to such other matters (including, without limitation, the business and financial affairs of Sand) as may be reasonably requested and as may be set out in the said request. Sand hereby irrevocably consents to the disclosure of all such information among the parties hereto from time to time.

                                    ARTICLE 7
                                     GENERAL

7.1 The priorities established hereby and any payments received in respect thereof shall apply in the event of:

     (a) any dissolution, bankruptcy, receivership, winding up, liquidation or other similar proceedings in respect of Sand;

     (b)  any proposal made by Sand under the Insolvency legislation;

     (c) any proposed compromise or arrangement in respect of Sand under the lnsolvency legislation, the CANADA BUSINESS CORPORATIONS ACT or any other similar applicable legislation;

     (d) any distribution of assets of Sand among its creditors in any manner whatsoever; or

     (e)  any sale of all or substantially all of the assets of Sand.

7.2 The parties hereto shall, from time to time and at all times hereafter, upon every reasonable request of any Creditor and at the expense of Sand, make or do such further acts and things and execute, deliver, register and file such further deeds, documents and assurances as may be necessary in the opinion of such party for more effectively implementing and carrying out the true intent and purpose of this Agreement.

7.3 This Agreement shall constitute a continuing agreement, notwithstanding that Sand may not be indebted to one of the Creditors at any time.

7.4 No provision of this Agreement shall be construed as obligating a Creditor to advance any monies or otherwise extend credit to Sand at any time, whether such amounts are to be used by Sand to pay all or any part of the indebtedness to such Creditor or otherwise.

7.5 The indebtedness of Sand to each Creditor is not solidary and nothing herein contained shall be construed as creating between the Creditors a partnership, joint venture or other joint association.

7.6 Unless otherwise stated, amounts of currency expressed herein are in lawful money of Canada.

7.7 This Agreement supersedes all prior agreements and understandings relating to the subject matter hereof between any of the parties hereto and represents the entire transaction between the parties with respect thereto. Except as expressly set out herein, there are no representations, warranties or conditions, written or oral, express or implied, statutory or otherwise, concerning the subject matter hereof. No party hereto has relied on any express or implied representation, written or oral, of any person as an inducement to enter into this Agreement.

7.8 Neither this Agreement nor any provision hereof may be changed, waived, discharged or terminated except by instrument in writing, signed by the parties or by the party against whom enforcement of the change, waiver, discharge or termination is sought. No consent of Sand shall be necessary to any amendment to the terms hereof by any Creditor unless the interests of Sand are directly affected thereby; provided that, following any amendment, such Creditor shall notify Sand of the same.

7.9 No act or omission by any party hereto in any manner whatever in the premises shall extend to or be taken to affect any provision hereof or any subsequent breach or default or the rights resulting therefrom save only express waiver in writing.

7.10 Nothing contained in this Agreement shall be construed as conferring any rights or benefits of any kind whatsoever upon Sand, or any person who is not a party to this Agreement, or as modifying any other agreement between any Creditor and Sand, and any Creditor shall be entitled to enforce any provision of this Agreement.

7.11 Time shall be in all respects of the essence hereof.

7.12 Any provision of this Agreement which is invalid or unenforceable under the laws of any jurisdiction in which this Agreement is sought to be enforced shall, as to such jurisdiction and to the extent such provision is invalid or unenforceable, be deemed severable and shall not affect any other provision of this Agreement.

7.13 This Agreement has been made in Province of Quebec and shall be construed, interpreted and performed in accordance with the laws of Quebec and the laws of Canada applicable therein and shall in all respects be treated as a Quebec contract.

7.14 In the event of any conflict between any provision of this Agreement and any provision of any of the securities or any of the obligations of Sand to a Creditor, then the terms, conditions or provisions of this Agreement shall govern and prevail.

7.15 This Agreement may be executed in any number of counterparts each of which when so executed shall be deemed to be an original and all of such counterparts taken together shall be deemed to constitute one and the same agreement.

7.16 This Agreement shall enure and accrue to the benefit of and shall be binding upon the parties hereto and their respective successors and assigns and shall extend to such successors and assigns and every reference herein to a party hereto shall extend to such successors and assigns as if specifically named therein; provided that the Creditor (the "ASSIGNOR") assigning or transferring any of loans or security shall first deliver to the remaining Creditor(s) a written agreement by the proposed assignee or transferee in favour of the said parties to be bound by the provisions hereof to the same extent as the Assignor.

7.17 Any notice or other communication required or permitted to be given hereunder shall be in writing and shall be given by prepaid first-class mail, by facsimile or other means of electronic communication or by hand-delivery as hereinafter provided. Any such notice or other communication, if mailed by prepaid first-class mail at any time other than during a general discontinuance of postal service due to strike, lockout or otherwise, shall be deemed to have been received on the fourth Business Day after the post-marked date thereof, or if sent by facsimile or other means of electronic communication, shall be deemed to have been received on the Business Day following the sending, or if delivered by hand shall be deemed to have been received at the time it is delivered to the applicable address noted below to a person with apparent authority to accept deliveries on behalf of the addressee. Notice of change of address shall also be governed by this section. In the event of a general discontinuance of postal service due to strike, lock-out or otherwise, notices or other communications shall be delivered by hand or sent by facsimile or other means of electronic communication and shall be deemed to have been received in accordance with this section. Notices and other communications shall be addressed as follows:

          (a)  if to Ritchie:

               451, Strathcona Avenue
               Westmount, Quebec
               H3Y 2X2

               Canada
               Attention: Arthur G. Ritchie
               Telecopier number: (514) 939-3477

          (b)  if to Trustee:

               Bradley G. Griffith
               Chicago Board Options Exchange
               400 S. LaSalle Street
               Chicago, IL 60605
               Telecopier number: (312) 786-7407

          (c)  if to Sand:

               215 Redfern
               suite 410
               Westmount, Quebec, H3Z 3L5
               Attention: Arthur G. Ritchie
               Telecopier number: (514) 906-4171

7.19 The parties hereby confirm their express wish that the Agreement and all documents, notices and agreements related hereto be drawn up in English. LES PARTIES RECONNAISSENT LEUR VOLONTE EXPRESSE QUE LE PRESENT ACTE AINSI QUE TOUS LES DOCUMENTS,AVIS ET CONVENTIONS QUI S'Y RATTACHENT SOIENT REDIGES EN LANGUE ANGLAISE.

                  [REMAINDER OF PAGE INTENTIONALLY LEFT BLANK.
                            SIGNATURE PAGES FOLLOW.]

     IN WITNESS WHEREOF the parties hereto have duly executed this Agreement.


                              ARTHUR RITCHIE


                              Per:    /s/ Arthur Ritchie
                                      ---------------------------

                              /s/ Bradley G. Griffith
                              -----------------------------------
                              BRADLEY G. GRIFFITH


                              SAND TECHNOLOGY INC.


                              Per:    /s/ Gilles Therrien
                                      ---------------------------
                                      Name:  Gilles Therrien
                                      Title: Vice-President and Chief Financial
                                             Officer

                                  SCHEDULE "A"

                                                                     Exhibit 4.7

DEED OF HYPOTHEC NO:13,006
[GRAPHIC]

                           DEED OF HYPOTHEC TO SECURE
                              PAYMENT OF DEBENTURES

BEFORE MTRE. SANDOR STEINBERG, the undersigned Notary for the Province of Quebec, practising in the City of Montreal,

APPEARED:

SAND TECHNOLOGY INC., a legal person duly incorporated under the laws of Canada, having its registered office at 215 Redfern Avenue, Suite 410, Montreal Quebec, Canada, H3Z 3L5, herein acting and represented by Gilles Therrien, its representative, hereunto duly authorized by a resolution of its board of directors, a certified copy or duplicate of which resolution has been annexed hereto after having been acknowledged true and signed for identification by the said representative with and in the presence of the undersigned Notary,

(hereinafter called the "GRANTOR")

AND:

BRADLEY G. GRIFFITH, residing and domiciled at 1418 North Lake Shore Drive, Apt. 23, Chicago, Illinois, 60610, herein represented by David B. Kierans

                                             (hereinafter called the "ATTORNEY")

                                    RECITALS:

A) The Grantor has issued Debentures pursuant to certain Non-Brokered Private Placement Subscription Agreements for Units dated as of April 18, 2008.

B)   The Grantor intends to secure the payment of the Debentures issued by it.

     THEREFORE, THE PARTIES AGREE AS FOLLOWS:

                                    ARTICLE 1
                                 INTERPRETATION

     In this Deed, unless the context indicates otherwise:

1.1 "INTERCREDITOR AND COLLATERAL AGENCY AGREEMENT" means the intercreditor and collateral agency agreement dated as of April 18, 2008 between, INTER ALIA, the Attorney, as collateral agent for and on behalf of itself and the Holders (as such term is defined therein), the Holders and the Grantor, as same may be amended, modified, supplemented or restated from time to time;

1.2 "DEBENTUREHOLDER" or "HOLDER" means a person entered as a holder of Debentures;

1.3 "DEBENTUREHOLDERS' INSTRUMENT" means any document signed by the Majority Holders (as such term is defined in the Intercreditor and Collateral Agency Agreement);

1.4 "DEBENTURES" means the 8% Secured Convertible Debentures due December 31, 2017 issued or to be issued by the Grantor to the Holders, as same may be amended, modified, supplemented or restated from time to time;

1.5 "EVENT OF DEFAULT" means any of the events of default specified in Section 5.1;

1.6 "HYPOTHECATED PROPERTY" means all property and rights subjected to or intended to be subjected to the security constituted under this Deed;

1.7  "SECURITIES" has the meaning set out in Section 2.1;

1.8 "SECURITY DOCUMENTS" has the meaning set out in the Intercreditor and Collateral Agency Agreement.

                                    ARTICLE 2
                               CHARGING PROVISIONS

2.1 For purposes of securing the payment of the Debentures in principal and interest as well as the payment of all other sums, if any, due hereunder to the Debentureholders or to the Attorney, the Grantor hereby hypothecates and charges in favour of the Attorney, as fonde de pouvoir, for the Debentureholders for the sum of three million two hundred and ninety-eight thousand and six hundred and forty-four Canadian dollars (CDN $3,298,644), with interest at the rate of eight percent (8%) per annum from the date hereof the universality of all of its property, movable and immovable, personal and real, corporeal and incorporeal, tangible and intangible, present and future, of whatever nature and wherever situated the whole including, without limitation, the following universalities of present and future property:

     (a)  Immovables

     All present and future immovable property of the Grantor, and all rights of the Grantor in any immovable property, together with all property which may be or become incorporated therewith or permanently physically attached or joined thereto so as to ensure the utility thereof or which is used by the Grantor for the operation of its enterprise or the pursuit of its activities (including heating and air conditioning apparatus and watertanks) and all other property which becomes immovable by the effect of law, including by way of accession, and all real rights relating to or attaching to such immovable property, (collectively, the "Immovables") including the immovable property, if any, described in ARTICLE 10 hereof;

     (b)  Rentals, Revenues and Leases of Immovables

     All present and future leases, agreements to lease, offers to lease, options to lease, sub-leases and other rights to occupy premises, use or occupancy ("Leases") in or of the Immovables or any part thereof, and all present and future rents, revenues, annuities and other claims arising out of any Leases or other rights or contracts in respect of the Immovables, including, without limitation, any indemnity which may be payable pursuant to the Bankruptcy and Insolvency Act or analogous legislation or proceedings in respect of any Lease, (collectively, "Rent") and the continuing right to demand, sue for, recover, receive, and give receipts for such Rent;

     (c)  Insurance

     Indemnities or proceeds now or hereafter payable under any present or future contract of insurance on or in respect of the Immovables, the Rent, any of the property described above in Section (b) or any other of the Hypothecated Property;

     (d)  Property in Stock

     All present and future property in stock and inventory of any nature and kind of the Grantor whether in its possession, in transit or held on its behalf, including property in reserve, raw materials or other materials, goods manufactured or transformed, or in the process of being so, by the Grantor or by others, packaging materials, property held by a third party under a lease, a leasing agreement, franchise or license agreement or any other agreement entered into with or on behalf of the Grantor, property evidenced by bill of lading, animals, wares, mineral substances, hydrocarbons and other products of the soil and all fruits thereof from the time of their extraction, as well as any other property held for sale, lease or processing in the manufacture or transformation of property intended for sale, lease or use in providing a product or service by the Grantor;

     (e)  Claims and Other Movable Property

     (i)  Claims, Receivables and Book Debts

     All of the Grantor's present and future claims, debts, demands and choses in action, whatever their cause or nature, whether or not they are certain, liquid or exigible, whether or not evidenced by any title (and whether or not such title is negotiable), bill of exchange or draft, whether litigious or not, whether or not they have been previously or are to be invoiced, whether or not they constitute book debts or trade accounts receivable, including, without limitation, all customer accounts, accounts receivable, rights of action, demands, judgments, contract rights, debts, tax refunds, amounts on deposit, bank accounts, cash, proceeds of sale, assignment or lease of any property, rights or titles, indemnities payable under any contract of insurance of property, of Persons, or of liability insurance, proceeds of expropriation, any sums owing to the Grantor in connection with interest or currency exchange contracts and other treasury or hedging instruments, management of risks or derivative instruments existing in favour of the Grantor ("SWAPS") and the Grantor's rights in the credit balance of accounts held for its benefit by any financial institution or any other Person together with all judgments and all other rights, benefits, securities, security agreements, collateral, guarantees, suretyships, notes and accessories to the claims and rights mentioned above and other rights relating thereto (including, without limitation, the rights of the Grantor in its capacity as seller under an instalment sale or a conditional sale, where the claims are the result of such sale, as well as all movable property owned by the Grantor and covered by such instalment or conditional sales);

     (ii) No Exclusions

     A right or a claim shall not be excluded from the Hypothecated Property by reason of the fact that (i) the debtor thereof is domiciled outside the Province of Quebec or (ii) the debtor thereof is an affiliate (as such term is defined in the Canada Business Corporations Act) of the Grantor (regardless of the law of the jurisdiction of its incorporation) or (iii) such right or claim is not related to the operations of the Grantor or (iv) such right or claim is not related to the ordinary course of business of the Grantor;

     (f)  Securities

     All present and future share capital of a Person, all present and future bonds, debentures, bills of exchange, promissory notes, negotiable instruments and other evidences of indebtedness, and all present and future options, warrants, investment certificates, mutual funds units, all interests of the Grantor in any partnership, or any rights in respect to any of the foregoing, and any other instrument or title generally called or included as a security including without limitation that, if any, described in ARTICLE 10 (hereinafter collectively referred to as "Securities"), including, without limitation, all Securities issued or received in substitution, renewal, addition or replacement of Securities, or issued or received on the purchase, redemption, conversion, cancellation or other transformation of Securities or issued or received by way of dividend or otherwise to holders of Securities, and all present and future instruments, bills of lading, warehouse receipts, documents or other evidences of title of the Grantor;

     (g)  Equipment

     All present and future machinery, equipment, implements, furniture, tools, rolling stock (including aircraft and road vehicles), spare parts and additions, including without limitation that, if any, described in ARTICLE 10;

     (h)  Intellectual Property Rights

     All of the Grantor's present and future rights in any trade mark, copyright, industrial design, patent, patent rights, goodwill, invention, trade secret, know-how, plant breeders' right, topography of integrated circuits and in any other intellectual property right (registered or not) including, if any, improvements and modifications thereto as well as rights in any action pertaining to the protection, in Canada or abroad, of any such intellectual property rights, and all of the present and future undertaking of the Grantor, including without limitation those, if any, described in ARTICLE 10;

     (i)  Fruits and Revenues

     All present and future fruits and revenues emanating from the above Hypothecated Property, including without limitation, the proceeds of any sale, assignment, lease or other disposition of any of the present and future property of the Grantor, any claim resulting from such a sale, assignment, lease or other disposition, as well as any property acquired in replacement thereof (provided that nothing herein shall be interpreted as permitting the Grantor to dispose of any of the

     Hypothecated Property in contravention of the provisions of this Deed or the Subscription Agreement);

     (j)  Records and Other Documents

     All present and future titles, documents, records, data, vouchers, invoices, accounts and other documents evidencing or related to the Hypothecated Property described above, including, without limitation, computer programs, disks tapes and other means of electronic communications as well as the rights of the Grantor to recover such property from third parties, receipts, catalogues, client lists, directories and other similar property.

     All proceeds received by the Attorney following an Event of Default which is continuing upon the sale, lease, other alienation or expropriation of any Hypothecated Property and all insurance proceeds with respect to the Hypothecated Property shall be held by it and invested in accordance with the Intercreditor and Collateral Agency Agreement. The receipt and use by the Attorney of such proceeds shall not constitute payment of the Debentures or a reduction of the security constituted by this Deed, notwithstanding any law, usage or custom to the contrary.

2.2 Where any of the claims are subject to the provisions of the Financial Administration Act (Canada), the Grantor hereby sells, assigns and transfers the same absolutely to the Attorney so that, upon a withdrawal of authorization as referred to in Section 4.2 hereof, the Attorney shall be free to complete the formalities required to make such assignment fully enforceable.

2.3 The hypothec granted hereby will be suspended with respect to any agreement, right, franchise, licence or permit (the "contractual rights") to which the Grantor is a party or of which the Grantor has the benefit, to the extent that the creation of the hypothecs herein would constitute a breach of the terms of or permit any person to terminate the contractual rights, but the Grantor must hold its interest therein as mandatary for the Attorney until the consent of the other party thereto is obtained or upon the applicable assumption agreement being entered into or notice being given in the manner required by the contractual rights. The Grantor agrees that it shall, upon the request of the Attorney, obtain any consent, enter into any assumption agreement and/or give any notice required, in order to permit any contractual rights to be subjected to the security created hereby.

                                    ARTICLE 3
                                    COVENANTS

3.1 The Grantor shall be liable and shall pay to the Attorney upon demand all reasonable costs and expenses incurred by the Attorney in the performance of its duties and in the enforcement of the security constituted hereunder.

3.2  The Grantor shall notify the Attorney without delay of:

     (a) any change of its name or in the location of its head or chief executive office;

     (b) the details of any immovable property acquired after the date of this Deed.

3.3 Unless an Event of Default has occurred and has not been waived, the Grantor is entitled to exercise, either directly or, if the Securities are registered in the name of the Attorney or its nominee, by power of attorney or proxy, all the rights and powers of a holder of such securities including, without limitation, the right to vote from time to time exercisable in respect of the Securities and to give proxies, consents and waivers in respect thereof.

3.4 Upon the occurrence of an Event of Default that has not been waived, the Attorney may give the Grantor a notice prohibiting the Grantor from exercising the rights and powers of a holder of such Securities including, without limitation, the right to vote the Securities, at which time all such rights of the Grantor will cease immediately and the Attorney will have the right to exercise the rights and powers related to such Securities including, without limitation, the right to vote.

3.5  Unless an Event of Default has occurred and has not been waived:

     (a) the Grantor is entitled to receive all dividend payments or other distributions or interest payments in respect of the Securities; and

     (b) if the Collateral has been registered in the name of the Attorney or its nominee, the Attorney will execute and deliver (or cause to be executed and delivered) to the Grantor all directions and other instruments as the Grantor may request for the purpose of enabling the Grantor to receive the dividends or other payments that the Grantor is authorized to receive pursuant to Section 3.6(a) above.

3.6 Upon the occurrence of an Event of Default that has not been waived, all rights of the Grantor pursuant to Section 3.4 will cease and the Attorney will have the sole and exclusive right and authority to receive and retain all payments that the Grantor would otherwise be authorized to retain pursuant to Section 3.6(a). All money and other property received by the Attorney pursuant to the provisions of this Section may be applied on account of the obligations secured by this Deed or may be retained by the Attorney as additional Hypothecated Property hereunder and be applied in accordance with the provisions of the Intercreditor and Collateral Agency Agreement.

3.7 Except as otherwise permitted by a Debentureholders' Instrument, the Grantor shall do all things and execute all documents necessary for the security constituted hereunder to have full effect and be constantly perfected and enforceable in all jurisdictions where the Hypothecated Property may be located.

                                    ARTICLE 4
                              POWERS OF THE TRUSTEE

4.1 The Attorney may, without being bound to do so, fulfil any or all of the obligations of the Grantor hereunder if the Grantor fails to do so after fifteen (15) days prior notice to the Grantor specifying the nature of such failure.

4.2 After an Event of Default occurs which is continuing and has not been waived or cured, the Attorney may give notice of this Deed and the security interest and assignment granted hereby to any debtors of the Grantor or to any other person liable to the Grantor and may give notice to any such debtors or other person to make all further payments to the Attorney, and any payment or other proceeds of the Hypothecated Property received by the Grantor from debtors or from any other person liable to the Grantor after any such notice is given by the Attorney shall be held by the Grantor in trust for the Attorney and paid over to the Attorney on request.

4.3 After an Event of Default occurs which is continuing and has not been waived or cured, the Attorney may have any Securities registered in its name or in the name of its nominee and will be entitled but not bound or required to exercise any of the rights that any holder of such Securities may at any time have, including all voting power and other rights from time to time exercisable in respect of such Securities and the right to receive all dividends and other payments relating thereto. The Attorney shall not be responsible for any loss occasioned by its exercise of any of such rights or by failure to exercise the same within the time limited for the exercise thereof except for gross negligence or wilful misconduct. The Grantor shall after an Event of Default occurs which is continuous and forthwith upon the request of the Attorney deliver to the Attorney those Securities requested by the Attorney duly endorsed in blank for transfer to the Attorney or its nominee to be held by the Attorney subject to the terms of this Deed.

                                    ARTICLE 5
                                     DEFAULT

5.1 Each of the following events shall be an event of default ("EVENT OF DEFAULT"):

     5.1.1  if the Guarantor fails to pay any Debenture on demand; or

     5.1.2 if there occurs an "Event of Default" as such term is defined in the Intercreditor and Collateral Agency Agreement.

                                    ARTICLE 6
                           REMEDIES IN CASE OF DEFAULT

6.1 If an Event of Default occurs and provided same is continuing, the Attorney may, if required by a Debentureholders' Instrument and subject to the terms of the Intercreditor and Collateral Agency Agreement, declare the security hereby constituted to have become enforceable. In such event, the principal and interest on the Debentures and all other amounts owing hereunder shall immediately become payable to the Attorney for the benefit of the Debentureholders.

6.2  If the security hereby constituted becomes enforceable:

     6.2.1 the Attorney may realize the security constituted hereunder and exercise all rights and remedies of a hypothecary creditor under the CIVIL CODE OF QUEBEC; and

     6.2.2 the Attorney may also (without being required to do so) but subject to any mandatory provision of applicable law take possession and administer the Hypothecated Property or any part thereof, with full power to use, protect, preserve and sell same and to receive all revenue therefrom. The Attorney may also do all things necessary or useful for the purpose of selling or realizing the Hypothecated Property. The Attorney shall not be bound to continue to carry on the Grantor's enterprise or to make the Hypothecated Property productive, or to maintain such property in operating condition.

6.3 The Attorney may, if authorized by a Debentureholders' Instrument or any Security Documents, waive in writing any default or any rights hereunder. Any such action on the part of the Attorney shall not affect any subsequent default or the remedies arising therefrom.

6.4 The remedies provided in this ARTICLE 6 may be exercised on all the Hypothecated Property taken as a whole or in respect of any part thereof.

                                    ARTICLE 7
                               GENERAL PROVISIONS

7.1 The security created hereby is in addition to and not in substitution for any other security held by the Attorney or the Debentureholders.

7.2 This security is a continuing security and shall subsist notwithstanding the payment from time to time, in whole or in part, of any of the obligations secured hereby. The hypothec constituted hereunder is not a "floating hypothec" and this is not intended to create a trust under the laws of the Province of Quebec.

7.3 In each case provided in Section 5.1, the Grantor shall be in default by the mere lapse of time, without the necessity of any notice or demand other than as set forth in Section 5.1.

7.4 Unless otherwise provided in a Debentureholders' Instrument or this Deed, any sum collected by the Attorney after an Event of Default which is continuing may be held by the Attorney, as Hypothecated Property, provided that any such sum shall be applied to the payment of the obligations secured hereby and then due in accordance with the terms of Article 3 of the Intercreditor and Collateral Agency Agreement.

7.5 The exercise by the Attorney of any recourse shall not preclude the Attorney from exercising any other recourse provided hereunder or by law. All the recourses of the Attorney are cumulative and not alternative. The failure of or forbearance by the Attorney to exercise any recourse hereunder does not constitute a renunciation to the later exercise of such recourse. The Attorney may exercise its recourses hereunder without being required to exercise any recourse against any other person liable for the payment of the obligations secured hereby or to realize any other security held for the payment of such obligations.

                                    ARTICLE 8
                                   THE TRUSTEE

8.1 The Attorney shall hold the hypothec, charge, security interest and assignment granted pursuant to this Deed for the benefit of the Debentureholders and shall act as their representative in the exercise of the rights conferred on the Attorney hereunder. The Attorney is hereby appointed and shall be considered a FONDE DE POUVOIR of the Debentureholders within the meaning of Article 2692 of the CIVIL CODE OF QUEBEC. The Attorney may perform any act necessary to the performance of its duties.

8.2 Any person who becomes a Debentureholder shall benefit from the provisions hereof and the appointment of the Attorney as agent and FONDE DE POUVOIR for the Debentureholders and, upon becoming a Debentureholder, irrevocably authorizes the Attorney to perform such functions.

8.3 No Debentureholder may exercise individually any rights conferred on the Attorney.

8.4 The Attorney shall have the right to proceed in its name as Attorney hereunder in the enforcement of the security hereby constituted by any remedy provided by law. The Attorney may, before exercising any remedy, require the Debentureholders to deposit the Debentures with the Attorney, for which Debentures the Attorney shall issue a receipt.

8.5 No person dealing with the Attorney or its agents need inquire whether the security hereby constituted has become enforceable or whether the powers which the Attorney is purporting to exercise have become exercisable.

8.6 The Attorney is only required to exercise reasonable care in the exercise of its rights and the performance of its obligations and, in any event, is only liable for its intentional fault or gross negligence.

8.7 The Attorney may delegate the exercise of its rights or the performance of its obligations hereunder to another person including a Debentureholder. In that event, the Attorney may furnish that person with any information it may have concerning the Grantor or the Hypothecated Property. The Attorney shall not be responsible for damages resulting from such delegation or from any fault committed by such delegate except for gross negligence or wilful misconduct.

8.8 The rights of the Attorney hereunder shall benefit any assignee or successor of the Attorney, including any person resulting from the amalgamation of the Attorney with any other person.

8.9 The Attorney shall be under no duty to take any discretionary action permitted to be taken by it hereunder or pursuant to applicable law unless it shall be requested to do so by a Debentureholders' Instrument.

8.10 The Attorney may exercise all of its rights hereunder without possession of the Debentures and without having to produce same in support of any judicial proceeding or trial in connection therewith.

8.11 The Attorney may at any time resign hereunder upon not less than sixty (60) day notice in writing to the Grantor and to the Debenture- holders, or upon such shorter notice as the Debentureholders may accept; the Debentureholders may then appoint a new Attorney which trustee shall be acceptable to the Grantor, acting reasonably. The Debentureholders may also remove the Attorney and appoint a new Attorney in its place and stead, which trustee shall be acceptable to the Grantor, acting reasonably, upon not less than sixty (60) day notice in writing to the Attorney and to the Grantor. Notwithstanding the foregoing, if an Event of Default occurs and same is continuing, the Grantor shall not have any rights whatsoever in the appointment of a new Attorney. Such new Attorney, without further act, shall be vested with and have the rights and powers granted to the Attorney hereunder and shall be subject in all respects to the conditions and provisions hereof.

8.12 Notwithstanding the provisions of Section 32 of AN ACT RESPECTING THE SPECIAL POWERS OF LEGAL PERSONS (Quebec), the Attorney may acquire and be the holder of any Debenture issued hereunder. Each of the Grantor and the Attorney hereby acknowledges that each Debenture issued under the Guarantor Deed of Hypothec constitutes a title of indebtedness, as such term is used in Article 2692 of the CIVIL CODE OF QUEBEC.

                                    ARTICLE 9
                                  GOVERNING LAW

9.1 This Deed shall be governed by and construed in accordance with the laws of the Province of Quebec and the federal laws of Canada applicable therein.

9.2 In the event of inconsistency or contradiction between the provisions of this Deed and those of the Intercreditor and Collateral Agency Agreement, the provisions of the Intercreditor and Collateral Agency Agreement shall prevail except that the provisions hereof shall prevail insofar as they relate to the creation and publication of the hypothec created hereby.

                                   ARTICLE 10
                           DETAILS OF CHARGED PROPERTY

10.1 The following are details of the Hypothecated Property:

10.2 1. Immovables: -

10.3 2. Securities: -

10.4 3. Equipment: -

10.5 4. Intellectual Property: See graph below.

         SAND TECHNOLOGY INC./ TECHNOLOGIE SAND INC. LIST OF PATENTS AND
                                   TRADEMARKS

PATENTS

A Computer Implemented Compact         2519179  Sand Technology Systems  Application filed
0-Complete Tree Dynamic Storage                 International, Inc.      2004/03/24
Structure and Method of Processing
Stored Data

Searchable Archive                     2490212  Sand Technology Inc.     Application filed
                                                                         2004/12/15

N-Way Processing of Bit Strings in a   2281103  Sand Technology Systems  Patent Issued
Dataflow Architecture                           International, Inc.      2006/09/05

Method and System for Performing A     2239157  Sand Technology Systems  Patent Issued
Boolean Operation On Bit Strings                International, Inc.      2006/08/01
Using A Maximal Bit Slice

Storage and Retrieval of Ordered Sets  2237161  Sand Technology Systems  Patent Issued
of Keys in a Compact 0-Complete Tree            International, Inc.      2006/01/10

Memory Management System and Method    2230859  Sand Technology Systems  Patent Issued
                                                International, Inc.      2002/12/31

Relational Database                    1338601  Sand Technology Systems  Patent issued
Representation With                             International, Inc.      1996/09/17
Relational Database

Operation Capability

Bit String Compressor With Boolean     1311301  Sand Technology Systems  Patent Issued
Operation Processing Capability                 International, Inc.      1992/12/08

TRADEMARKS

MPSO                                TMA 540,051  Sand Technology Inc.  Reg. 2001/01/23
Vector                              TMA 549,522  Sand Technology Inc.  Reg. 2001/08/08
Nucleus                             TMA595,973   Sand Technology Inc.  Reg. 2003/11/27
NucleusE!                           TMA596,273   Sand Technology Inc.  Reg. 2003/12/02
Nucleus Exploration Data Mart       TMA577,140   Sand Technology Inc.  Reg. 2003/03/07
Nucleus Exploration Data Warehouse  TMA568,943   Sand Technology Inc.  Reg. 2002/10/17
Nucleus Exploration Logo Design     TMA577,081   Sand Technology Inc.  Reg. 2003/03/07
Nucleus Exploration Mart            TMA568,941   Sand Technology Inc.  Reg. 2002/10/17
Nucleus Exploration Warehouse       TMA568,942   Sand Technology Inc.  Reg. 2002/10/17
Nucleus Octopus                     TMA568,987   Sand Technology Inc.  Reg. 2002/10/17
Nucleus Powered!                    TMA595,980   Sand Technology Inc.  Reg. 2003/11/28
Nucleus Server                      TMA596,140   Sand Technology Inc.  Reg. 2003/12/01
Octopus                             TMA598,163   Sand Technology Inc.  Reg. 2003/12/19
$ 2000                              TMA425,371   Sand Technology Inc.  Reg. 1994/03/18
Sand                                TMA661,437   Sand Technology Inc.  Reg. 2006/03/24
Sand Technology & Design            TMA549,521   Sand Technology Inc.  Reg. 2001/08/08
Sand Technology                     TMA626,459   Sand Technology Inc.  Reg. 2004/11/24

Sand Technology Systems             TMA306,103   Sand Technology Inc.  Reg. 1985/08/23
Sandonline                          TMA600,792   Sand Technology Inc.  Reg. 2004/01/28
STS & Design                        TMA306,102   Sand Technology Inc.  Reg. 1985/08/23

WHEREOF ACTE:

DONE AND PASSED at the City of Montreal, this twenty-fourth (24) day of April Two thousand and eight (2008) and of record in the office of the undersigned Notary, under the minute number thirteen : thousand and six (13,006) And, after the parties declared that they have taken cognizance of these presents and to have exempted the undersigned Notary from reading them or causing them to be read, the said authorized representatives of the Grantor and the Attorney signed these presents in the presence of the said Notary who has also signed.


                            SAND TECHNOLOGY INC.


                            By:   /s/ Gilles Therrien
                                  ------------------------------
                                  Gilles Therrien, Vice-President, Finance and
                                  Administration

                            /s/ David B. Kierans
                            --------------------------------------------------
                            DAVID B. KIERANS for BRADLEY GRIFFITH

                            /s/ Sandor Steinberg
                            --------------------------------------------------

                            MTRE. Sandor STEINBERG, NOTARY


                            VRAIE COPIE DE LA MINUTE
                             DEMEUREE EN MON ETUDE

                           TRUE COPY OF THE ORIGINAL
                           HEREOF REMAINING OF RECORD
                                  IN MY OFFICE


                            /s/ Sandor Steinberg

No.  13,006

     April 24, 2008

     DEED OF HYPOTHEC

     BY

     SAND TECHNOLOGY INC.

     TO

     Bradley G. GRIFFITH


COPY  FIRST  COPIE


                                   [GRAPHIC]

                           TITLE ATTORNEYS & NOTARIES
                       CONSEILLERS JURIDIQUES & NOTAIRES

                                   SUITE 910
                          1130 SHERBROOKE STREET WEST
                              MONTREAL QUE. H3A 2M8
                           TELEPHONE: (514) 285-1226

                                                                     EXHIBIT 6.1

                               STATEMENT DETAILING
                        COMPUTATION OF PER SHARE EARNINGS

     FOR THE YEAR ENDED JULY 31, 2008 PER AUDITED FINANCIAL STATEMENTS:

     Net loss:                                                       $ 1,271,950

     Weighted Average Number of Shares Outstanding Calculated as
     follows:                                                         14,318,189

Number of Shares                Weight                Weighted Average
                                                      Number of Shares
   14,318,189                   1.000                    14,318,189

     Loss Per Share:                                                    $ (0.09)

     FOR THE YEAR ENDED JULY 31, 2007 PER AUDITED FINANCIAL STATEMENTS:

     Net loss:                                                       $ 2,526,524

     Weighted Average Number of Shares Outstanding Calculated as
     follows:                                                         13,094,288

Number of Shares                Weight                Weighted Average
                                                      Number of Shares
   12,818,189                   0.814                    10,430,143
   14,318,189                   0.186                     2,664,145
                                                      ----------------
                                                         13,318,189

     Loss Per Share:                                                    $ (0.19)

     FOR THE YEAR ENDED JULY 31, 2006 PER AUDITED FINANCIAL STATEMENTS:

     Net loss:                                                       $ 3,926,921

     Weighted Average Number of Shares Outstanding Calculated as
     follows:                                                         12,818,189

Number of Shares                Weight                Weighted Average
                                                      Number of Shares
   12,818,189                   1.000                    12,818,189

     Loss Per Share:                                                    $ (0.31)

                                                                     EXHIBIT 8.1

                              SAND TECHNOLOGY INC.
                            SIGNIFICANT SUBSIDIARIES
                        For the Year ended July 31, 2008

The following significant subsidiaries are consolidated in the financial statements submitted as a part of this report:

                                         Jurisdiction of   Percentage of Voting
                                          Incorporation      Securities Owned
                                        ----------------- ----------------------

Controlled by Sand Technology Inc.:

      Sand Technology Corporation            Delaware             100%
                                          United States
      STSI Licensing, LLC                   New Jersey            100%
                                          United Sates
      Sand Technology (Ireland) Limited      Ireland              100%

Controlled by Sand Technology (Ireland)
Limited

      Sand Technology Deutschland GmBH        Germany              100%

      Sand Technology Limited                 England              100%