Form 20-F
period 2009-07-31
SAND TECHNOLOGY INC
filed 2009-12-07
CIK 753050

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

[   ]  REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[X]  ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended July 31, 2009

OR

[   ]  TRANSITIONAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[   ]  SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report……………

Commission File Number 0-14884

SAND TECHNOLOGY INC.
(formerly Sand Technology Systems International Inc.)

(Exact name of registrant as specified in its charter)

Canada
(Jurisdiction of incorporation or organisation)

215 Redfern Avenue, Suite 410
Westmount, Quebec, Canada H3Z 3L5
(Address of principal executive offices)

Sébastien Vézina
1 (514) 877-2964
1 (514) 871-8977
svezina@lavery.qc.ca
1 Place Ville Marie, Suite 4000
Montréal, Quebec, Canada H3B 4M4
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

None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

15,889,619 Class A Common Shares

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the
Securities Act [   ]  Yes    [X] No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to
file reports pursuant to Section 13 or 15 (d) of the Securities Exchange Act of 1934. [   ]  Yes    [X] No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing
requirements for the past 90 days. Yes [X]     No [   ]

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-
accelerated filer. See definition of "accelerated filer and large accelerated filer" in Rule 12b-2 of the Exchange
Act. (Check one):

Large accelerated filer [ ]	Accelerated filer [ ]	Non-accelerated filer [X]

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP [ ]	International Financial Reporting Standards as issued	Other [X]

By the International Accounting Standards Board [ ]

Indicate by check mark which financial statement item the registrant has elected to follow.

Item 17 [   ]      Item 18 [X]

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in
Rule 12b-2 of the Exchange Act). [   ]  Yes    [X] No

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE
PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by
Section 12, 13 or 15(d) of the Securities Exchange Act of 1939 subsequent to the dfistribution of securities
under a plan confirmed by a court. [   ]  Yes    [X] No

- ii -

SAND TECHNOLOGY INC.
TABLE OF CONTENTS

- iii -

- iv -

In this Annual Report on Form 20-F (the "Report"), unless we indicate otherwise or the context requires, “we”, “our” and “us” refers to Sand Technology Inc. ("SAND" or the "Company") and its consolidated subsidiaries.

Except where otherwise indicated, all dollar amounts stated in this Annual Report on Form 20-F are Canadian dollars.

ITEM 1.        IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2.        OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.        KEY INFORMATION

A.        Selected Financial Data

            The following table sets forth selected consolidated financial information with respect to SAND for the five (5) years ended July 31, 2009 and is extracted in part from the consolidated financial statements that have been audited by our auditors, Raymond Chabot Grant Thornton LLP for the fiscal years ended July 31, 2009 (included herein at Item 18), July 31, 2008, July 31, 2007 and July 31, 2006 and Deloitte & Touche LLP for the fiscal year ended July 31, 2005. The information set forth below is not necessarily indicative of the results of future operations and should be read in conjunction with and is qualified in its enterity by the consolidated financial statements included in Item 18.

            This selected financial data has been prepared in accordance with Canadian generally accepted accounting principles ("Canadian GAAP") which differs in many respects from generally accepted accounting principles in the United States ("US GAAP"). A discussion of differences between Canadian GAAP and US GAAP is contained in Note 17 to the audited consolidated financial statements included in Item 18. Any monetary figure included in this Report is presented consistent with Canadian GAAP except where otherwise indicated.

(LEFT INTENTIONALLY BLANK)

            The selected financial data set forth below is stated in thousands of Canadian dollars (except per share amounts).

FIVE YEAR COMPARATIVE SUMMARY OF SELECTED FINANCIAL DATA (expressed in thousands of Canadian dollars unless otherwise indicated) (In accordance with Canadian GAAP)
Years ended July 31	2009	2008	2007	2006	2005
Operating results
Revenue	$7,049	$6,998	$6,729	5,477	$6,096
Cost of Sales and Product Support	($1,396)	($1,470)	($1,667)	($1,554)	($1,754)
Research and Development Costs	($1,960)	($1,972)	($2,215)	($2,442)	($3,272)
Selling, General and Administrative Expenses	($4,507)	($4,412)	($5,100)	($5,221)	($8,318)
Amortization	($64)	($187)	($201)	($248)	($277)
Loss from Operations	($878)	($1,043)	($2,454)	($3,988)	($7,525)

Other Income (Expense)	($314)	($229)	($72)	$61	$162

Net Income (Loss)	($1,192)	($1,272)	($2,526)	($3,927)	($7,363)
Financial position
Working Capital (Deficiency)	($363)	$85	$238	$1,852	$5,820
Total Assets	$2,740	$2,803	$2,357	$3,445	$7,935
Total Liabilities	$5,113	$4,063	$3,239	$2,508	$3,100
Capital Stock	$38,530	$38,530	$38,530	$38,024	$38,024
Shareholders' Equity (Deficit)	($2,373)	($1,260)	($882)	$937	$4,835
Basic and Diluted Weighted Average Number of Shares Outstanding	14,318,189	14,318,189	13,094,288	12,818,189	12,860,438
Per share data (in dollars per share)
Net Loss Per Share (Basic and dilutive)	($0.08)	($0.09)	($0.19)	($0.31)	($0.57)
Loss from Operating Per Share (Basic and dilutive)	($0.06)	($0.07)	($0.19)	($0.31)	($0.59)

(LEFT INTENTIONALLY BLANK)

The same data, presented in conformity with U.S. GAAP is shown in the following table:

FIVE YEAR COMPARATIVE SUMMARY OF SELECTED FINANCIAL DATA (expressed in thousands of Canadian dollars unless otherwise indicated) (In accordance with U.S. GAAP)
Years ended July 31	2009	2008	2007	2006	2005
Operating results
Revenue	$7,049	$6,998	$6,729	5,477	$6,096
Cost of Sales and Product Support	($1,396)	($1,470)	($1,667)	($1,554)	($1,754)
Research and Development Costs	($1,960)	($1,972)	($2,215)	($2,442)	($3,272)
Selling, General and Administrative Expenses	($3,761)	($4,698)	($5,498)	($5,419)	($8,318)
Amortization	($64)	($187)	($201)	($248)	($277)
Loss from Operations	($132)	($1,329)	($2,852)	($4,186)	($7,525)

Other Income (Expense)	($314)	($229)	($72)	$61	$162

Net Income (Loss)	($446)	($1,558)	($2,924)	($4,125)	($7,363)
Financial position
Working Capital (Deficiency)	($363)	$85	$238	$1,852	$5,820
Total Assets	$2,740	$2,803	$2,357	$3,445	$7,935
Total Liabilities	$6,264	$5,387	$3,550	$2,508	$3,100
Capital Stock	$38,530	$38,530	38,530	38,024	38,024
Shareholders' Equity (Deficit)	($3,524)	($2,584)	($1,193)	$937	$4,835
Basic and Diluted Weighted Average Number of Shares Outstanding	14,318,189	14,318,189	13,094,288	12,818,189	12,860,438
Per share data (in dollars per share)
Net Loss Per Share (Basic and dilutive)	($0.03)	($0.11)	($0.22)	($0.32)	($0.57)
Loss from Operations Per Share (Basic and dilutive)	($0.01)	($0.09)	($0.22)	($0.33)	($0.59)

As of November 12, 2009, the Company had 15,889,619 Class A Common Shares issued and outstanding. Each common share entitles its holder to one vote.

(LEFT INTENTIONALLY BLANK)

Disclosure of the Exchange Rate with Financial Reporting Currency

Foreign exchange rate Canadian to US dollar:	Fiscal 2009	Fiscal 2008	Fiscal 2007	Fiscal 2006	Fiscal 2005
Average	1.1754	1.0352	1.1258	1.1551	1.2418
High | low	1.2633 | 1.0547	1.0755 | 0.7695	1.1853 | 1.0372	1.2187 | 1.0990	1.3326 | 1.1774

Month Ended	High	Low
October 31, 2009	1.0845	1.0292
September 30, 2009	1.1065	1.0613
August 30, 2009	1.1079	1.0686
July 31, 2009	1.1655	1.0790
June 30, 2009	1.1625	1.0827
May 31, 2009	1.1872	1.0961

Month	Monthly Average
October 2009	1.0537
September 2009	1.0818
August 2009	1.0878
July 2009	1.1222
June 2009	1.1265
May 2009	1.1479

On November 12, 2009, the noon buying rate for US$1.00 was CAN$1.0519, the high rate was CAN$1.0577 the low rate was CAN$1.0479 and the closing rate was $1.0561.

Summary of Differences Between US and Canadian GAAP

A reconciliation of the differences between generally accepted accounting principles in the United States and Canada is presented in Note 17 of the audited consolidated financial statements stated in Item 18.

B.        Capitalization and Indebtedness

Not applicable.

C.        Reasons for the Offer and Use of Proceeds

Not applicable.

D.        Risk factors

I. Risk factors that could affect future results:

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

II. Risks specific to the Company:

The following risks are specific to SAND’s operations as a whole.

a) Financial Risks

1.	History of losses - We have a history of losses and may incur future losses.

                    Risk: We have incurred the following net losses between 2004 and 2009,

2004	($7,129,930)
2005	($7,363,054)
2006	($3,926,921)
2007	($2,526,524)
2008	($1,271,950)
2009	($1,191,695)

Because we have not been profitable, we have had to fund our losses through raising additional capital by way of a private placement of convertible debentures and a loan from a major shareholder.

Factors:

i.

Our losses could continue for the future years as we continue to develop market awareness and acceptance of our products, expand the scope of our operations, respond to competitive developments, continue to attract, retain and motivate qualified personnel, and continue to commercialize products incorporating advanced technologies.

ii.

Our ability to achieve and maintain profitability and positive cash flow is dependant upon our success in locating sufficient customers who will purchase our products and use our services, and our capacity to generate sufficient revenues.

Impact:

i.

If our revenue grows more slowly than anticipated or if our operating expenses are higher than expected, we may not be able to achieve, sustain or increase profitability, in which case our financial condition will suffer. We cannot assure you that we will be successful in addressing these risks, and the failure to do so would have a material adverse effect on our business, operating results and financial condition.

2.	Insufficient capital - We may need to raise additional capital in the future to fund our operations

Risk: We need to raise additional capital to fund our operating expenses. Our ability to obtain financing will depend, among other things, on the Company’s development efforts, business plan, operating performance and the condition of the capital markets at the time we seek financing. Given the current global financial crisis, it will be very difficult to raise large additional funds through private placements or the market and there can be no assurance that additional financing will be available on favourable terms when required, or at all. In the event we raise additional funds through the issuance of equity, equity-linked or debt securities, those securities may have rights, preferences or privileges senior to the rights of the Class A Common Shares, and shareholders may experience dilution.

Factors:

i.

While we have taken significant actions to reduce our operating expenses, most of our current operating expenses, such as employee compensation and lease payments for facilities and equipment, are relatively stable, and these expense levels are based in part on our expectations regarding future revenues.

ii.	As a result, any shortfall in our revenues relative to our expectations would negatively impact our financial results. We then may not have sufficient capital to fund our operations.

Impact:

i.

Such outcome could adversely impact our ability to respond to competitive pressures or could prevent us from conducting all or a portion of our planned operations. We may need to undertake additional measures to reduce our operating expenses in the future.

ii.

Our consolidated financial statements have been prepared on the basis of the going concern assumption, meaning that it is reasonably assumed that the Company will be able to realize its assets and discharge its liabilities in the normal course of operations. In light of operating losses suffered in the current and past years, the Company’s ability to realize its assets and discharge its liabilities depends on the continued financial support of its shareholders and creditors and its ability to obtain additional financing. We cannot assure you that we will be successful in addressing these risks, and the failure to do so would have a material adverse effect on our business, operating results and financial condition.

iii.

The carrying amounts of assets, liabilities, revenues and expenses presented in the financial statements and the balance sheet classification have not been adjusted as it would be required if the going concern assumption were not appropriate.

3.	Quarterly fluctuations - Fluctuations in our revenues and operating results may affect our cash resources and result in wide fluctuations in the market price of our share.

Risk: Our quarterly and operating results are difficult to predict and have fluctuated in the past, and may fluctuate in the future.

Factors:

i.

Our quarterly results are affected by a number of factors, many of which are outside our control. In particular, we depend on customers to demand our technology which may be dependant on their systems integrators’ roadmap for the enterprise-wide implementation of business intelligence. In other circumstances, we depend on customers to adopt our technology which may be delayed due to internal plans and budgets.

Impact:

i.	As a result, we may not be able to accurately predict our necessary cash expenditures during each quarter or obtain timely financing to cover any shortfalls.

ii.

We also believe that period-to-period comparisons of our operating results are not meaningful and that one should not rely on any such comparisons as an indication of our future performance. It is possible that our operating results in some quarters will be below market expectations. This may cause the market price of our Common Shares to decline. When the market price of a company's shares drops significantly, shareholders often institute securities class action lawsuits against that company. A lawsuit against us could cause us to incur substantial costs and could divert management’s attention from our business.

b) Operational Risks

1.	Sales cycle - Our product sales cycle is lengthy

Risk: The purchase of our products often requires significant, executive-level investment and system design decisions by our customers. Sales take a long time to conclude because we must provide a significant level of education about the use and benefits of our products.

Factors:

i.

We believe that many companies are not yet fully aware of the benefits of enterprise- wide business intelligence solutions, nor have such companies yet deployed business intelligence solutions on an enterprise-wide basis.

ii.

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

i.

Based in part upon, among other things, our lengthy sales cycle, the timing of sales is difficult to predict and our earnings and operating results could vary significantly from quarter to quarter during our current fiscal year. As a result of the long sales cycle, it may take us a substantial amount of time to generate revenue from our sales effort.

2.	Managing growth - If we fail to manage our future growth effectively, we may not be able to market and sell our products and services successfully

Risk: Our future operating results depend to a large extent on our management’s ability to plan and direct our growth successfully, including training our sales personnel to become productive and generate revenue, forecasting revenue, controlling expenses, addressing new markets and maintaining our research and development efforts.

Factors:

i.	We are moving to secure and maintain effective partnerships with systems integrators and application vendors which may take some time to mature into predictable revenue producers.

ii.

Competition for qualified sales personnel is strong. Many of our competitors have substantially greater resources than we to hire qualified sales personnel. In addition, turnover among our sales force tends to slow sales efforts until replacement personnel are recruited and trained.

iii.

Our success in maintaining our indirect channels, including value-added resellers, resellers and distributors is important to our ability to achieve revenue growth and improved operating margins on product sales.

Impact:

i.

Our prospects with systems integrators and application vendors are difficult to predict and may change rapidly. You should consider the risks, expenses and difficulties that we may encounter or incur as a company operating in a rapidly evolving market. Our business strategy may not be successful, and we may not successfully address these risks.

ii.

We may not be able to attract and retain the sales and marketing personnel we desire, even after spending significant resources to do so, and the failure to do so could have a material adverse effect on our business, operating results and financial condition.

iii.

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

c) Risks which may affect the value of our securities

1.	Volatility in share price - The price of our Class A Common Shares on the OTC Bulletin Board may be volatile and could fluctuate substantially.

Risk: Our Class A Common Shares are currently listed on the OTC Bulletin Board (the "OTCBB") under the symbol SNDTF.OB. Our share price, which has ranged from a low of

US$0.26 to a high of US$0.81 during the past twelve months, could continue to be subject to wide fluctuations.

Factors:

i.

The volume of trading in our Class A Common Shares on the OTCBB has not been substantial. As a result, even small dispositions or acquisitions of our Class A Common Shares in the public market could cause the market price to fall or increase substantially.

ii.

Our share price could also be subject to wide fluctuations in response to broad market and industry factors, actual or anticipated variations in quarterly operating results, volatile economic conditions, new products offered by us or our competitors, changes in financial estimates by securities analysts and other events or factors that may be beyond our control.

Impact:

i.

When the market price of a company's share drops significantly, shareholders often institute securities class action lawsuits against that company. A lawsuit against us could cause us to incur substantial costs and could divert management’s attention from our business.

2.	Sales of shares - Future sales of our Common Shares in the public market could adversely affect our share price.

Risk: We are authorized to issue an unlimited number of Class A Common Shares, of which 15,889,619 shares are outstanding as of November 12, 2009, and we have reserved an additional 937,000 Class A Common Shares for future issuance. We have granted rights to purchase 1,144,000 Class A Common Shares to directors, officers, employees and consultants upon the exercise of options at prices ranging from US$0.69 to US$6.28 per share. In addition, we have reserved another 652,500 Class A Common Shares for future issuance at an exercise price of $0.001 per share.

Impact:

i.

The issuance of these authorized or reserved shares could substantially dilute the equity interest of our existing shareholders and could result in a significant decrease to the market price of our Class A Common Shares.

ii.

The issuance of shares under the exercise of options could also dilute the equity interest of our existing shareholders and could result in a significant decrease to the market price of our Class A Common Shares.

3.	Concentrated ownership - Existing shareholders continue to exercise effective control over us.

Risk: Our major shareholders beneficially own approximately 34.49% of our Class A Common Shares. Arthur G. Ritchie, Chairman of the Board and a director of SAND, beneficially owns approximately 22.65% of SAND’s Class A Common Shares. Thomas O’Donnell, President and Chief Executive Officer of SAND and a director of SAND, beneficially owns approximately

5.24% of SAND’s Class A Common Shares. Carol Shattner, the wife of the late Jerome Shattner (Jerome Shattner was the late Executive Vice President of the Company), beneficially owns 6.60% of our Class A Common Shares.

Impact:

i.

These shareholders may, as a practical matter, continue to be able to control the election of a majority of the directors of SAND and the determination of many corporate actions. This concentration of ownership could have the effect of delaying or preventing a change in control of SAND.

4.	Class B shares - Our ability to issue Class B shares could make it more difficult for a third party to acquire us to the detriment of holders of Class A Common Shares.

Risk: Our articles of incorporation provide for an unlimited number of Class B shares which, if ever they are issued, may make it difficult for a third party to acquire control of us, even if a change in control would be beneficial to our shareholders.

Impact:

i.

Our board has the authority to attach special rights, including voting or dividend rights, to the Class B shares. However, the voting rights of a Class B share cannot exceed those of a Class A common share. Class B shareholders who possess these rights could make it more difficult for a third party to acquire our Company.

III. Risks common to the industry:

The following risks are common to companies of the same profile as SAND and in the similar industry as the one that SAND operates in:

a) Technology Risks

1.	Adoption risk - We depend on enterprises to adopt enterprise-wide implementation of business intelligence.

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

2.	Rapidly changing technology risk - We depend on enterprises to adopt our technology.

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

i.

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

ii.

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

iii.

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

3.	Complexity of products - Our solutions are highly technical and any undetected software errors, failures or viruses in our products may be subject to product liability claims for such defects.

Risk: Despite our testing of new products and their use by current and potential customers when first introduced or when new enhancements are released, we cannot assure you that there will be no defects or errors in new products or enhancements in our commercial shipments.

Impact:

i.

Although we have not experienced material adverse effects resulting from any such defects and errors to date, we cannot assure you that defects and errors will not be found in new products or enhancements, resulting in loss of revenues, delay in market acceptance or damage to our reputation, which could have a material adverse effect upon our business, operating results and financial condition.

ii.

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

4.	Proprietary rights - There is limited protection of our proprietary rights.

Risk: We currently rely mainly on a combination of copyright and trademark laws, patents, trade secrets, confidentiality procedures and contractual provisions to protect our proprietary rights. We seek to protect our software, documentation and other written materials under trade secret and copyright laws, which afford only limited protection. We currently have nine United States patents and thirty-two foreign patents. We cannot assure you that our patents will not be invalidated, circumvented or challenged, or that the rights granted under our patents will provide competitive advantages to us. Others may develop technologies that are similar or superior to our technology or design around any patent that may be owned by us.

Impact:

i.

Despite our efforts to protect our proprietary rights, unauthorized parties may attempt to copy aspects of our products or to obtain and use information that we regard as proprietary. Policing unauthorized use of our products is difficult, and while we are unable to determine the extent to which piracy of our software products exists, we can expect software piracy to be a persistent problem.

ii.

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

5.	Third Party Software Use – There may be limited support of third party software

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

b) Business Risks

1.	Competitive environment - We operate in a highly competitive environment.

Risk: We compete in the highly competitive computer software industry as a result of bringing our SAND/DNA Analytics products, SAND/DNA Access and more recently our SAND/DNA for SAP BI products to market. The market in which we operate is still developing and is intensively competitive, highly fragmented, and characterized by rapidly changing technology and evolving standards. Our current and potential competitors offer a variety of solutions and generally fall within several categories:

o	vendors that offer data warehouse appliances which operate specifically with their proprietary platform such as Netezza, NCR Teradata and DATAllegro;

o	software vendors that offer products which focus on structured data archiving such as FileTek and PBS;

o	other companies that may in the future announce offerings of enterprise information management solutions.

Impact:

i.

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

ii.

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

iii.

We compete mainly on the basis of product features, lower Total Cost of Ownership (TCO), Return on Investment (ROI), time to market, ease of use, product performance, product quality, user scalability, open architecture, customer support and price. While we believe we presently compete favourably with respect to each of these factors, some potential customers may be reluctant to work with us due to our share price or our current financial situation.

iv.

We cannot assure you that we will be able to compete successfully against current and future competitors, and the failure to do so could have a material adverse effect on our business, operating results and financial condition.

2.	International business - The international nature of our business exposes us to financial and regulatory risks.

Risk: Revenues earned outside North America are expected to remain significant in the future. We have sales offices in the United Kingdom and Germany. The following table summarizes the percentage of sales generated outside North America.

2005	52%
2006	70%
2007	71%
2008	66%
2009	62%

A key component of our strategy is our planned expansion into additional international markets. To facilitate this international expansion, we need to localize our products for the additional foreign markets.

Impact:

i.

If the revenues generated by these expanded international operations do not offset the expense of establishing and maintaining these foreign operations, there could be a material adverse effect on our business, operating results and financial condition. We cannot assure you that we will be able to successfully localize, market, sell and deliver our products in these markets.

ii.

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

3.	Key personnel - We depend on key personnel.

Risk: Our success depends to a significant degree upon the continued contributions of our research and development and sales and marketing teams, as well as our management, some of whom would be difficult to replace.

Impact:

i.

We believe that our future success will depend in large part upon our ability to attract and retain highly skilled managerial, engineering, sales and marketing, and finance personnel. Competition for qualified personnel remains strong, and there can be no assurance that we will be successful in attracting and retaining such personnel.

ii.

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

4.	Pressures in the global financial system may adversely affect our finances and operations in ways that may be hard to predict or to defend against

Recent events have demonstrated that businesses and industries throughout the world are intertwined to a degree that we do not always realize. Thus, events seemingly unrelated to us or to our industry may adversely affect us over the course of time. For example, rapid changes to the foreign currency exchange regime may adversely affect our financial results. Credit contraction in financial markets may hurt our ability to access credit in time of need. A reduction in credit, combined with reduced economic activity, may adversely affect businesses and industries that collectively constitute a significant portion of our customer base. As a result, these customers may need to reduce their purchases of our products or services, or we may experience greater difficulty in receiving payment for the products or services that these customers purchase from us. Any of these events, or any other events caused by turmoil in world financial markets, may have a material adverse effect on our business, operating results, and financial conditions.

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

Initially, SAND offered products mainly as part of a systems integration model. At the end of the 2002 fiscal year, we consolidated the systems integration portion of our business which had been growing in importance and subsequently re-branded it with the name ClarityBlue. ClarityBlue Limited (previously named Sand Technology (U.K.) Limited) ("ClarityBlue") concentrated on developing a strong competitive practice utilizing the SAND/DNA Analytics precursor product as an engine for its Customer Analytic offering, and was able to attract high profile customers particularly in the telecommunications and financial services markets in the United Kingdom. ClarityBlue was sold on July 31, 2003 to a group of investors which included members of the senior management of ClarityBlue.

SAND now focuses its resources around intelligent information management and consultative "best practices" leveraging the latest developments in our SAND/DNA Access and SAND/DNA Analytics platforms.

Packaged around our solution offerings is the concept of Nearline 2.0, the logical evolution of older data warehouse and information lifecycle approaches that have struggled to maintain acceptable performance levels in the face of the ever-increasing data volumes. Whereas older archiving solutions based their viability on the declining prices of hardware and storage, and rigid "Nearline 1.0" solutions were mainly designed to work with transactional systems, Nearline 2.0 embraces the dynamism of a ‘software and services’ approach to fully leverage the potential of large enterprise data architectures.

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

SAND/DNA Access – Advanced Data Management

In 2004, we introduced patent-protected SAND/DNA Access. This product builds on SAND’s strength in advanced data management to:

(a)

create a highly compressed database for storing data that is not of immediate need to an organization but that will be required over time for either historic analysis, regulatory or compliance purposes;

(b)	help manage the data explosion in industry by maintaining rapid access to huge volumes of data; and

(c)

includes additional new features such as: data encryption, metadata transformation rules, enhanced analytical capability and performance for nearline queries (including faster aggregation, HAVING clause, aggregation of DISTINCT values, CASE expressions, and random sampling of result sets.)

SAND/DNA Access is substantially smaller than a traditional relational database but can be searched directly by business users using standard ‘business intelligence’ tools. This is a breakthrough technology and has particular impact on the current information technology environment where volumes of corporate data are growing at an exponential rate.

SAND/DNA Access works with data from any corporate database and over time is suitable for version customization to support particular third party vendors’ products. During 2006, a SAND/DNA Access product received its initial certification with the release of SAND/DNA for SAP BI.

During the fiscal year ended on July 31, 2009, SAND/DNA Access has been extended with the introduction of the DNA/Enhance module to integrate data transformation process executed on compressed data. This new functionality enables enterprises to maintain an original version of the captured data and use it to create a business view: data transformed to answer specific business questions. This module is at the base of the SAND/DNA Corporate Information Memory used as the new approach for data warehouse implementation.

SAND/DNA Analytics – Converting Data into Key Decisions

The SAND/DNA Analytics product, which incorporates SAND’s patent-protected Nucleus database engine and other Nucleus derived products, facilitates the use of data mining, query, reporting and other classes of on-line analytical applications, thereby enabling more effective management of customer relationships, supply chains and other critical business processes.

Our SAND/DNA Analytics product incorporates a number of advanced technologies. Its development has required substantial investment in research and development:

(a)

During the fiscal year ended on July 31, 2002, important advancements were made in the ability to quickly and efficiently load even larger volumes of data into the SAND/DNA Analytics product and in the ability of the SAND/DNA Analytics product to support an even wider variety of applications by more efficient interfacing with industry-standard applications and data extraction tools.

(b)

During the fiscal year ended on July 31, 2004, we made available Release 3.2 of our high- performance SAND Analytic Server. Release 3.2 augmented the proven scalability and query speed of previous versions of the Nucleus data management technology on which it is based by significantly enhancing the speed of loading and updating data for analysis as well as adding further support for open industry-standard business intelligence tools through more flexible open database connectivity.

(c)

During the fiscal year ended on July 31, 2005, a significant update to Version 4 (currently Release 4.2) incorporating many features to allow high-performance scalability for multiple users and huge amounts of data was released.

(d)

During the fiscal year ended on July 31, 2008, SAND made available release 5.1 of SAND/DNA Analytics which was designed to provide superior analytic capabilities and performance for extremely large (multi-terabyte) databases by enabling implementation of a distributed architecture. Features included support for federated databases, virtual tables, UNION operators in nested table expressions, unstructured free text searches, advanced statistical aggregate functions and trig anomic math functions, snapshots, and Eastern European language and hexadecimal characters.

(e)

During the fiscal year ended on July 31, 2009, SAND made available release 5.2 of SAND/DNA Analytic. This new version introduced three major functionalities. A text search engine has been incorporated into the product to enable complex text analytic. A data federation layer has been integrated to the core product to enable a distributed architecture facilitating the interoperability between the SAND/DNA Analytic and Access product. MOLAP functionalities have been added to SQL language enabling more complex analytic.

SAND/DNA Platform - Empowering the Users

We have developed a unique data storage and manipulation architecture now known as the SAND/DNA Platform, which allows user-driven queries on large amounts of data to be performed efficiently and cost-effectively. This patented breakthrough in the storage and integration of data, and in the speed and flexibility at which data can be analyzed by business users, represents the “next step” in the drive to empower managers across an organization by providing them with the data they need when and how they need it to perform business operations more effectively at a lower cost.

During the fiscal year ended on July 31, 2009, SAND designed a new data warehouse architecture named the Scalable Corporate Information Factory (SCIF) based on Access and Analytics products. The SCIF enables large data warehouse implementations that deliver high flexibility with limited total cost of ownership.

Principal Markets

  Our corporate headquarters are located in Montreal, Canada, where we also have development and sales resources. We have offices in Kenilworth, New Jersey and San Mateo and Pasadena, California, through Sand Technology Corporation to provide for the development, sales, marketing and distribution of the SAND/DNA Product Suite in the United States.

  Our offices in the United Kingdom are located in Camberley, southwest of London where we operate through Sand Technology Limited.

  Our offices in Germany are located in Hamburg where we operate through Sand Technology Deutschland GmbH.

We have two key geographic segments – North America and Europe. The following table summarizes the percentage of our total revenue generated in the fiscal years 2009, 2008 and 2007 for each of our geographic segments.

	2009	2008	2007
North America	38%	34%	29%
Europe	62%	66%	71%

Our customers in North America and Europe use SAND’s solutions for:

(a)	Analytical and operational purposes, including, market segmentation CRM analytics, Web analytics, Business Performance Management and strategic planning, and

(b)	Regulatory and compliance applications, including efficient storage and retrieval of large amounts of historic data.

In particular, the SAND/DNA Analytics Product Suite is already used to provide fast measurable business benefits in the retail, finance, healthcare, transportation, telecommunication, manufacturing, government and insurance sectors. Customers, often at the recommendation of systems integrators or platform partners, are using our products in support of strategic corporate initiatives including e-business, customer relationship management, reporting, supply chain management, risk analysis and management, product trend and profitability analysis, fraud detection, emerging markets, information lifecycle management, competitive analysis and quality control. Increasingly as organizations shift the competitive landscape from operations to intelligence, these information-intensive decisions are not stand-alone, but a core part of an integrated information management infrastructure.

Marketing Channels

Among others, we have alliances or commercial relationships with the following companies,

SAP AG	IBM	Sun Microsystems Inc.	Total Tec	Accenture Ltd.	Cap Gemini S.A.	HP
Inforte Corporation	Posetiv Limited	Open Text Corporation	ATOS Origin	Oracle Corporation	TG Energy

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

In 1994, SAND acquired all the rights, title and interest in the Nucleus Database Engine Subsystem in addition to trademarks, trade names and other proprietary rights, there interests included patents related to bit vector compression and Boolean operation processing capability.

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

The Company has also filed applications in accordance with the Patent Cooperation Treaty (the "PCT"). The PCT is a multilateral treaty that was concluded in Washington in 1970 and entered into force in 1978. It is administered by the International Bureau of the World Intellectual Property Organization (the "WIPO"), headquartered in Geneva, Switzerland. The PCT facilitates the obtaining of protection for inventions where such protection is sought in any or all of the PCT contracting states. It provides for the filing of one patent application (the "international application"), with effect in several contracting states, instead of filing several separate national and/or regional patent applications. At the present time, an international application may include designation for regional patents in respect of contracting states party to regional patent treaties. The PCT does not eliminate the necessity of prosecuting the international application in the national phase of processing before the national or regional offices, but it does facilitate such prosecution in several important respects by virtue of the procedures carried out first on all international applications during the international phase of processing under the PCT. The formalities check, the international search and (optionally) the international preliminary examination carried out during the international phase, as well as the automatic deferral or national processing which is entailed, give the applicant more time and better basis for deciding whether and in what countries to further pursue the application.

The Company holds registered trademarks and trademarks. SAND Technology, N-Vector, Sandonline and Nucleus are registered trademarks, and SAND/DNA Access, SAN DNA Analytics, SAND Dynamic Nearline Access, SAND Dynamic Nearline Analytics, SAND Dynamic Nearline Architecture, SAND Analytic Server, SAND Searchable Archive and all related SAND – and Nucleux-based marks and designs are trademarks of the Company.

Seasonality

The Company's operations are not expected to be seasonal and its operations are carried out year round.

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

C.        Organizational Structure

SAND has three wholly-owned subsidiaries: (i) Sand Technology (Ireland) Limited; (ii) STSI Licensing, LLC; and (iii) Sand Technology Corporation. Sand Technology (Ireland) Limited has itself two wholly-owned subsidiaries, Sand Technology Deutschland GmbH, an entity existing under the laws of Germany, and Sand Technology Limited, a company existing under the laws of England:

Subsidiary	Jurisdiction of Incorporation	Percentage of voting securities held
Sand Technology Corporation	Delaware	100%
STSI Licensing, LLC	New Jersey	100%
Sand Technology (Ireland) Limited	Ireland	100%

(LEFT INTENTIONALLY BLANK)

The following chart illustrates the principal subsidiaries of SAND, together with the jurisdiction of incorporation of each company and the significant properties held by each company:

D.        Property, Plant and Equipment

As at July 31, 2009, we leased a total of approximately 14,073 square feet of office space in three cities across North America, and 1,054 square feet in Germany. The weighted average annualized cost per square foot of the space occupied is $23.77 including real estate taxes and operating expenses. No lease extends beyond November 30, 2015.

ITEM 4A.     UNRESOLVED STAFF COMMENTS

Not Applicable.

ITEM 5.        OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A.        Operating Results

Compared to the fiscal year ended on July 31, 2008, in the fiscal year ended on July 31, 2009, there was a reduction in our net loss of 6%. Disappointingly, sales were only up by 1% with total operating expenses down by 1% having an impact of a reduction in loss from operations of 16%. However, we sold our solution into five new customers – two are based in North America and three are based in Europe. We secured a multi-year, multi-million dollar deal with a distributor, we closed a very important deal with one of the world’s leading chemical companies and sold additional solutions and licenses into existing customers that required upgrades. We were expecting a higher increase in revenue; however due to the overall extremely cautious attitude of customers, information technology budget cuts and further delays caused by certain systems integrators in releasing the next version of their products as well as issues being encountered by these same products, these sales have been further delayed. Although North America showed an increase in revenue of 12%, there was an increase in net loss of 22%. This was mainly driven by the increase in professional fees, consulting services, travel to events and overall weakening of the Canadian dollar against the US dollar of 17%. There was an opposite effect in Europe; there was a slight decrease in revenue of 5% and an increase in net earnings of 56%. In Europe, overall there wasn’t a significant movement of the Euro (an increase of 6%) and Pound Sterling (a decrease of 8%) against the Canadian dollar. So the increase in net earnings was driven by the reduction in costs and commissions due to lower overall sales.

I. Revenue – Total and Variation

The following table provides a summary of the revenue growth for fiscal years 2009, 2008, and 2007.

Revenue - Total and Variation	2009	2008	2007
Revenue Revenue Variation year-over-year increase in revenue	$7,049,237 1%	$6,998,472 4%	$6,728,540 23%

Compared to the fiscal year ended on July 31, 2008, the increase in our revenues for the fiscal year ended on July 31, 2009 was minimal. Our revenue growth has been much lower than expected due to a) customers’ cut in IT spending due to the slowdown in the economy, b) a cautious attitude of customers towards investing in long-term solutions, and c) delays by third-party software vendors in releasing the next version of their products as well as issues being encountered by these same products.

II. Revenue – Segment and Variation

The Company has two geographical segments. Both North American and European segments market SAND/DNA Product Suite. The following table provides a summary of the revenue growth by geographical segments for fiscal years 2009, 2008 and 2007.

	North America			Europe
Revenue - Segment and Variation	2009	2008	2007	2009	2008	2007
Revenue
Revenue	$2,688,679	$2,410,048	$1,941,034	$4,360,558	$4,588,424	$4,787,506
Variation year-over-year increase (decrease) in
revenue	12%	24%	19%	(5%)	(4%)	25%

a) North America

Our sales in the fiscal year ended on July 31, 2009 in North America increased by 12% compared to the fiscal year ended on July 31, 2008 due to the sale of our software solutions to two new customers and selling additional licenses and solutions to two existing customers; whereas last year, we sold our software licenses to two new customers.

b) Europe

Our sales in the fiscal year ended on July 31, 2009 in Europe decreased by 5% compared to the fiscal year ended on July 31, 2008. In 2008, SAND sold two large software licenses in the United Kingdom; whereas none were sold in 2009. The continued focus in the fiscal year ended on July 31, 2009 was to build up relationships with customers in order to grow revenues by selling additional licenses and solutions. In this regard, there was a significant amount of activity in Germany, which saw an increase in additional software licenses to existing customers as well as sales of new software licenses.

III. Operating Expenses

The following table provides a summary of the operating expenses for the fiscal years 2009, 2008 and 2007.

	2009	2008	2007	As a % of 2009 revenue	As a % of 2008 revenue	As a % of 2007 revenue

Cost of sales and product support	1,396,224	1,470,215	1,666,331	20%	21%	25%
Variation year-over-year increase (decrease) in
cost of sales and product support	(5%)	(12%)	7%
Research and development, net	1,960,295	1,971,813	2,215,146	28%	28%	33%
Variation year-over-year increase (decrease) in
research and development	(1%)	(11%)	(9%)
Amortization of capital assets and other assets	63,643	187,517	201,274	1%	3%	3%
Selling, general and administrative expenses	4,507,118	4,411,736	5,100,057	64%	63%	76%
Variation year-over-year increase (decrease) in
selling, general and administrative expenses	2%	(13%)	(2%)

a) Cost of Sales and Product Support

Cost of sales and product support consists mainly of costs related to providing customer implementation and support services and the lesser costs related to the sale of third-party software, including certain license fees and royalties.

Compared to the fiscal year ended on July 31, 2008, the cost of sales remained fairly stable in the fiscal year ended on July 31, 2009. The 5% decrease was due to the overall reduction in travel and related expenses as well as the reduction in external consulting.

b) Amortization of Capital Assets and Other Assets

Amortization of capital assets and other assets consists of the depreciation of furniture and equipment, computer equipment and leasehold improvements and contract costs over their estimated useful lives.

The reduction in amortization in the fiscal year ended on July 31, 2009 from the amortization in the fiscal year ended on July 31, 2008, was due to the contract costs being fully amortized in the fiscal year ended on July 31, 2008.

c) Selling, General and Administrative Expenses (SG&A)

Selling, general and administrative expenses include salaries, commissions and other personnel-related costs, the impact of foreign exchange gains and losses, travel expenses, advertising programs and other promotional activities associated with the selling and marketing of our products.

Our SG&A expenses remained stable in the fiscal year ended on July 31, 2009 compared to the fiscal year ended on July 31, 2008. There is a continued focus on controlling costs by keeping the headcount to an optimal level, and spending selectively on marketing events and activities, travel and entertainment.

IV. Net Losses – Total and Variation

The following table provides a summary of the net losses for fiscal years 2009, 2008 and 2007.

Net Loss - Total and Variation	2009	2008	2007
Net loss
Net loss	($1,191,695)	($1,271,950)	($2,526,524)
Variation year-over-year decrease in net loss	6%	50%	36%

In the fiscal year ended on July 31, 2009, our net loss was reduced by 6% compared to the fiscal year ended on July 31, 2008 due to the slight increase in revenue of 4%. Although the reduction is lower than expected, these results reflect the evolving nature of the business and distribution model of SAND. Any sustained shortfall in our revenues relative to our expectations will negatively impact our operating results.

V. Net Losses – Segment and Variation

The following table provides a summary of net losses by geographical segments for fiscal years 2009, 2008 and 2007.

	North America			Europe
Net earnings (loss) - Segment and Variation	2009	2008	2007	2009	2008	2007
Profitability
Net earnings (loss)	($2,875,549)	($2,352,852)	($3,789,146)	$1,683,854	$1,080,902	$1,262,622
Variation year-over-year increase (decrease) in
net earnings (loss)	22%	(38%)	(3%)	56%	(14%)	(49460%)

a) North America

Compared to the fiscal year ended on July 31, 2008, the increase in our net loss for the fiscal year ended on July 31, 2009 of 22% was mainly due to the increase in professional fees such as audit and legal, consulting services for various marketing and sales related activities, travel to events and the overall weakening of the Canadian dollar against the US dollar.

b) Europe

Compared to the fiscal year ended on July 31, 2008, the increase in net earnings of 56% was mainly due to the reduction in external consulting costs and commissions from lower overall sales.

Inflation

Inflation has no material impact on the Company's operations.

Impact of Foreign Currency

Since we currently earn revenues and incur expenses in United States dollars, British pounds, Euros and Canadian dollars, exchange rates for these and other local currencies in countries where we may operate in the future may fluctuate in relation to the Canadian dollar and such fluctuations may have an adverse effect on our earnings or assets when United States dollars, British pounds, Euros or local currencies are exchanged for Canadian dollars. We have not entered into forward foreign exchange contracts. Losses and gains resulting from the translation of revenue and expenses denominated in United States dollars, British pounds, or Euros into Canadian dollars have been included in our results of operations in Note 15 to the audited consolidated financial statements.

B.        Liquidity and Capital Resources

The Company used $434,114 to finance operating activities during the fiscal year ended July 31, 2009, including $993,911 in operating losses and a decrease of $559,797 in non-cash operating working capital. This result compares with the cash used in the fiscal year ended July 31, 2008 of $1,065,329 to finance operating activities including $951,804 in operating losses and a decrease of $113,525 in non-cash operating working capital.

Accounts receivable was $1,384,199 as at July 31, 2009 compared to $1,573,867 as at July 31, 2008. Although the sales increased by 1% during the fiscal year ended July 31, 2009, the drop in accounts receivable of 12% was due to the prompt collection of some of the outstanding balances before year end. The reduction in unbilled receivable from $245,184 to $109,414 was due to the billing and receipt of the amount outstanding.

Accounts payable and accrued liabilities were $1,002,902 as at July 31, 2009 and $1,327, 575 as at July 31, 2008. The decrease was mainly due to reduction in accounts payable in the US and Germany as payments were made and contractors’ costs were reduced during the year. In addition, at July 31, 2008, there was a large accrual for sales taxes due in the United Kingdom which was reduced by 58% during the fiscal year ended on July 31, 2009.

As at July 31, 2009, there was a working capital deficiency of $362,753 compared to a positive working capital of $85,442 as at July 31, 2008. Working capital has been calculated by netting current assets and current liabilities, excluding deferred revenue and deferred credits which are non-cash items. The deterioration in working capital was driven by the increase in a loan payable to a major shareholder.

During the year ended July 31, 2009, the Chairman and former President and Chief Executive Officer of the Company advanced an additional $749,024 to the Company.

The current indebtedness of the Company is limited to its outstanding convertible debentures (the debt component of which is more fully described in Item F hereof) and to the loans made to the Chairman and former President and Chief Executive Officer of the Company. The Company incurs indebtedness on a needed basis only.

Capital expenditures for the fiscal year ended July 31, 2009 were $24,781, compared to $17,315 for the fiscal year ended July 31, 2008. The expenditures were mostly related to computer equipment. The Company does not anticipate large increases in capital expenditures in the coming fiscal year.

Our cash as at July 31, 2009 was $1,065,572 compared to $775,443 in 2008. The increase is mainly due to additional funding by a major shareholder during the fiscal year. The additional funds compensated the cash usage from operating activities of $434,114. Going forward, the cash required to sustain the business operations will have to come from revenue growth and future financing. We believe our cost structure will remain stable as SAND has basically reached its optimal level with respect to headcount and its related expenses. Given the current global financial crisis it will be very difficult to raise large additional funds through private placements or the market. Another impact of the current global financial situation is that potentially customers will want longer payment terms.

In November 2009, the Corporation completed a non-brokered private placement where the Company issued 785,715 units for US$0.70 per unit, for total proceeds of US$550,000 to investors, one of whom is the President and Chief Executive Officer. Each unit consists of two Class A common shares and one share purchase warrant, exercisable at a price of US$0.50 per warrant.

The Company believes that its current cash and cash equivalents may not be sufficient to meet its anticipated cash needs for ongoing operating expenses and working capital expenditures. If cash generated from operations becomes insufficient to satisfy its liquidity requirements, the Company may seek to sell additional equity or debt securities. If additional funds are raised through the issuance of debt securities, holders of these securities could have certain rights, preferences and privileges senior to holders of its Common Shares and the terms of this debt could restrict the Company’s operations. The sale of additional equity or convertible debt securities could result in additional dilution to the Company’s existing shareholders. The Company cannot be certain that additional financing will be available in amounts or on terms acceptable to it, if at all. If the Company is unable to obtain additional financing, it may be required to reduce the scope of its operations, which could harm its business, financial condition and operating results.

C.        Research and Development, Patents and Licenses

Research and Development

The objective of SAND’s research and development activities is to focus on enhancing its current products to exceed customer expectations, and to develop new products to maintain its competitive advantage in the market.

The Company’s research and development activities are central to fueling its existing and potential business. SAND engages in research and development activities relating to the introduction of new features, enhancements and new packaged products. SAND focuses on its two products -SAND/DNA Access and SAND/DNA Analytics.

The Corporation maintains its main research and development facility in Montreal, Canada. It also has a network of research and development technologists in the United States, the United Kingdom and Germany. As of November 21, 2009, there are 23 technologists. After research and development tax credits, SAND spent $1.96 million in 2009, $1.97 million in 2008 and $2.25 million in 2007 on research and development.

The Company will continue to focus on research and development efforts that are key to responding to current changing technology. The Company expects to continue to maintain the headcount as at July 31, 2009, as it appears to be at an adequate level under current circumstances.

Research and development expenses consist mainly of salaries and other personnel-related costs of technical and engineering personnel associated with our research and product development activities, including the enhancement and localization of existing products, quality assurance, and testing.

Compared to the fiscal year ended on July 31, 2008, the research and development expenses remained stable in the fiscal year ended on July 31, 2009.

Please see Item 5A – Operating Results, “III. Operating Expenses” a description of the amounts spent by the Company during each of the last three financial years on Company’s sponsored research and development activities.

D.        Trend Information

The world has experienced severe volatility in the last year. The Company continues to maintain a prudent attitude as to the future. Based on the last three years, revenues have been increasing, operating costs have been decreasing and now remaining stable and thus net losses have been significantly decreasing. The Company’s revenue is dependent on customers’ information technology budgets opening up, customers’ outlook on investing in better, more long-lasting solutions, and stability of the Company itself.

Sales

The Company will continue to focus its attention on growing successfully through direct sales, partnerships with key systems integrators and application vendors and alliances with proven indirect channels. The focus will be on delivering “nearline” software solutions and best practices. The focus will be on converting established relationships into sales.

Operating expenses

The Company will continue to maintain the current headcount, as it appears to be at an adequate level under current circumstances. It will also focus on controlling expenses by being cost-conscious; it will spend based on a sound business case model, train sales personnel to become more productive and generate revenue in local and international markets, and implement enhanced systems to closely monitor results.

Cash and financing

The Company will continue to closely monitor its cash needs. The Company does not plan on spending any significant amounts on capital assets. Given the current global financial crisis, customers may delay payments to us and suppliers may put more pressure on us to pay earlier. As well, the financial environment does not appear to be conducive to raising additional capital.

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

There are currently no known trends, uncertainties, demands, commitments or events for the fiscal year ended on July 31, 2009 that are reasonably likely to have a material adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that would cause reported financial information not necessarily to be indicative of future or operating results or financial condition.

E.        Off-balance Sheet Arrangements.

There are currently no off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on SAND's financial condition, changes in financial conditions, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.

F.        Tabular disclosure of contractual obligations.

The following table provides a summary of the contractual commitments for the next five years.

$
2010	402,360
2011	259,991
2012	75,045
2013	75,045
2014	75,045
2015	25,015
Total	912,501

The following table sets forth the maturity schedule of our material contractual financial obligations at July 31, 2009:

Payments due by period
		Less than	1 - 3	3 - 5	More than 5
	Total	1 year	years	years	years

Debt Component of	US$1,777,944	-	-	-	US$1,777,944
Convertible Debentures (1)

Note (1): The amount above represents the redemption value of the convertible debentures at the end of the term. Please refer to the audited consolidated financial statements for the book value as at July 31, 2009.

G.        Safe Harbor.

Certain statements contained in this Report are "forward-looking statements" within the meaning of the United States Securities Act of 1933 and of the United States Securities Exchange Act of 1934 (the "Exchange Act"). The forward-looking statements are intended to be subject to the safe harbour protection provided by these Acts. We have based these forward-looking statements on our current expectations and projections about future results, levels of activity, events, trends or plans. Such forward-looking statements are not guarantees and are subject to known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of SAND to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as "guidance", "may", "will", "should", "could", "would", "expect", "plan", "anticipate", "believe", "estimate", "continue", or the negative of such terms or other similar expressions. All forward-looking statements included in this discussion are based on current expectations and on information available to us on November 12, 2009. For a more detailed discussion of these risks and uncertainties and other business risks, see Item 3 - "Risk Factors" and Item 5 – "Trend Information". Although the Company has attempted to identify important risks and factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors and risks that cause actions, events or results not to be as anticipated, estimated or intended. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date made. Except as required by applicable laws, we undertake no obligation to publicly release the result of any revision of these forward-looking statements to reflect events or circumstances after the date they are made or to reflect the occurrence of unanticipated events.

ITEM 6.        DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.        Directors and Senior Management

Directors

The following table sets forth certain information concerning the directors of the Company, including their beneficial ownership of shares of the Company as of November 12, 2009. Unless otherwise indicated, each nominee holds sole voting and investment power over his shares.

Name, Residence and Office Held	Director Since	Principal Occupation	Number and Percentage of Common Shares Beneficially Owned or Controlled
P. Wayne Musselman (1) (2) Toronto, Ontario, Canada Director	2007	Accountant and Business Consultant.	Nil (Nil%)
Thomas M. O'Donnell (2) (5) Woodstock, Illinois, United States President and Chief Executive Officer and Director	2008	Current President, Chief Executive Officer of SAND Chief Executive Officer of Edge Specialists LLC	833,271 (4) (5.24%)
Douglas S. Pryde (1) Mount Royal, Québec, Canada Director	2001	Barrister & Solicitor	Nil (Nil%)
Arthur G. Ritchie (5) Westmount, Québec, Canada Former President and Chief Executive Officer and current Chairman of the Board	1983	Former President, Chief ExecutiveOfficer of SAND and Current Chairman of SAND	3,598,388 (3) (22.65%)
Martin Shindler (1) Sarasota, Florida, United States Director	1987	Accountant and Business Consultant	5,950 (0.04%)

Name, Residence and Office Held	Director Since	Principal Occupation	Number and Percentage of Common Shares Beneficially Owned or Controlled
George Wicker (2) Palm Beach Gardens, Florida, United States Director	1996	Attorney and Business Consultant	274,950 (1.73%)

Notes:

(1)	Member of the Audit Committee.

(2)	Member of the Governance, Nomination, Human Resources and Compensation Committee.

(3)	Excludes 625,000 shares of the Company subject to exercise of share purchase warrants.

(4)	Excludes a maximum of 668,000 shares of the Company subject to conversion of convertible debentures and excludes 334,000 shares of the Company subject to exercise of share purchase warrants.

(5)	Effective November 1st , 2009, Arthur G. Ritchie retired as President and Chief Executive Officer of SAND and Thomas M. O’Donnell was appointed to replace him.

As of November 12, 2009, the directors and officers of the Company as a group beneficially owned 4,712,559 Common Shares representing approximately 29.66% of the outstanding Common Shares of the Company excluding Common Shares subject to exercise of share purchase warrants or to conversion of convertible debentures. The information as to Common Shares beneficially owned or over which control or direction is exercised, not being within the knowledge of the Company, has been furnished by the respective directors and officers individually.

Mr. Wayne Musselman, BCom (Hon), FCA, retired as a partner of Deloitte & Touche LLP in 2004 after a career of nearly forty years during which he served clients in the banking, securities, international trade and distribution industries. He directed the Japanese Service Group of Deloitte Canada and served on the Board of Deloitte’s Global Japanese Services Group. He is currently the Chairman of the Board of FaithLife Financial and a director and the Chairman of the Audit Committee of State Bank of India (Canada). Mr. Wayne Musselman is the Chairman of the Audit Committee of SAND.

Mr. Thomas M. O'Donnell has an extensive career in the software and financial markets. He is Chief Executive Officer, founder and majority owner of Edge Specialists LLC, which is an independent software vendor with extensive United States patent protection providing derivative trading tools including options, stocks and futures trading. He is a co-inventor of two extensive trading software patents, a C.P.A. and a graduate of Harvard Business School. In addition, Mr. O'Donnell was a Designated Primary Market Maker on the Chicago Board of Options Exchange and has extensive experience in the financial markets. Effective November 1, 2009, Thomas M. O’Donnell was appointed President and Chief Executive Officer of SAND, as Arthur G. Ritchie retired.

Mr. Douglas Pryde was a member and a partner of the law firm of Lavery, de Billy, L.L.P. and its predecessor firms from 1965 to 2001.

Mr. Arthur G. Ritchie has been a director and Chief Executive Officer of SAND since he co-founded the Company in 1983. Prior to the inception of SAND, he was one of four principals of LGS Data Processing Consultants Inc., a Canadian information processing consulting firm. Prior to 1979, he was employed by IBM in South Africa, Europe and Canada, in successive capacities as a systems engineering professional and in a variety of management and marketing roles. Effective November

1, 2009, Arthur G. Ritchie retired as President and Chief Executive Officer of SAND but remains the Chairman of the Board of Directors of SAND.

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

Senior Management

The following table shows certain information with respect to the executive and other officers of the Company:

Name	Office	Year appointed to Office	Other Positions and Business Experience
Arthur G. Ritchie	Former President and Chief Executive Officer	1983(5)	Principal of LGS Data Processing Consultants Inc. (1)
Thomas M. O’Donnell	Current President and Chief Executive Officer	2009(5)	CEO of Edge Specialists LLC
Zainab A. Schwartz	Vice-President, Finance and Administration and Chief Financial Officer	2008(2)	Director of Internal Controls at Quebecor World Inc.
Sébastien Vézina	Corporate Secretary	2008(3)	Lawyer(4)

Notes:

(1)	See description of Mr. Arthur G. Ritchie under subsection entitled "Directors".

(2)	Ms. Zainab A. Schwartz was appointed as Vice-President, Finance and Administration of the Company on June 9, 2008, in replacement of Mr. Gilles Therrien, who resigned on May 9, 2008.

(3)	Mr. Sébastien Vézina replaced Mr. Georges Dubé as Secretary of the Company on January 29, 2008.

(4)	Mr. Vézina is a partner at the law firm Lavery, de Billy, L.L.P.

(5)	Effective November 1st , 2009, Arthur G. Ritchie reitred as President and Chief Executive Officer of SAND and Thomas M. O’Donnell was appointed to replace him.

Ms. Zainab Ahmed Schwartz was previously Director of Internal Controls at Quebecor World Inc. Previously, she specialized in auditing technology and telecommunications clients while with Deloitte & Touche LLP, including two of the largest public Canadian telecommunications companies as well as private software technology companies. She holds a Graduate Diploma in Accountancy from Concordia University in Montreal together with a Bachelor of Commerce from McGill University in Montreal. She is a member of the Institute of Chartered Accountants of Ontario.

Mr. Sébastien Vézina is currently a Partner of Lavery, de Billy, L.L.P., where he has been practising as a lawyer since 1999. He holds a Bachelor of Laws from Laval University in Québec City and is a member of the Québec Bar since 1999.

There are no family relationships between any director or executive officer and any other director or executive officer.

B.        Compensation

Compensation of Directors

During the fiscal year ended July 31, 2009, each director, other than those directors who are salaried or otherwise compensated officers of SAND, is paid a basic annual retainer of $15,000 for serving as a director. The Chairman of the Audit Committee is paid an additional amount of $5,000 per year.

Executive Compensation Analysis

General Principles of Executive Compensation

Although the Company has not adopted a formal compensation program, remuneration plays an important role to attract, motivate and retain key members of the management team required for its success and to drive strategic growth. Compensation is designed so as to constitute adequate reward for services and incentive for the executive management team to implement strategies aimed at increasing share value and creating economic value. The compensation is also established according to the duties and responsibilities that rest on the individuals and their own level of performance. The total compensation package is designed in a manner that takes into account the constraints under which the Company operates and that takes into account that it is a technology company without a history of earnings in the last 5 years.

Determining Compensation

The compensation of the Named Executive Officer is established by the Board, upon the recommendation of the Governance, Nomination, Human Resources and Compensation Committee (“Compensation Committee”) (please refer to section C – Board Practices for more details on the role and responsibility of this committee). The compensation of the Named Executive Officer, to the exception of the President and Chief Executive Officer, is proposed by the President and Chief Executive Officer to the Compensation Committee, which recommends the adoption by the Board of Directors. The compensation of the President and Chief Executive Officer is established by the Compensation Committee which recommends the adoption by the Board of Directors.

Components of Overall Compensation

When assessing total direct annual compensation, the Company focuses on four key components which are intended to collectively make up most of an executive total compensation opportunity. There are two fixed components – base salary and possibility to participate to the collective insurance plans. There are two variable components – incentive bonus and the grant of common share stock options of the Company.

Base Salary

The Named Executive Officers receive a base salary which is based primarily on the level of responsibility of the position, the qualifications and experience of the officer and market conditions. The base salary may be paid to the Named Executive Officer in the form of a consulting fee or in shares.

Incentive Bonus

The amount of bonus is based on factors relating to both corporate and individual performance, including business development and probability.

Option-Based or Share-Base Award Plan

The option or share plan is the only long-term incentive plan (LTIP) of the Company. Stock options or share awards ensure that the Named Executive Officers are motivated to achieve long-term growth of the Company and increases in shareholder value, and provide capital accumulation linked directly to the Company’s performance. Options or awards are made by the Board of Directors, after recommendation by the Compensation Committee. Options or awards are established, among other things, according to the role and responsibilities associated with the participant’s position and his or her influence over appreciation in shareholder value. The terms of the plans are described below under section E – Share Ownership.

Other Compensation

The Named Executive Officers have the right to receive the benefits from any collective insurance plans in force of the Company.

Compensation of Executive Management

The following table sets forth information concerning the compensation paid to the Company's President and Chief Executive Officer and named executive officers (the "Named Executive Officers") as required to be disclosed in accordance with applicable Canadian and United States securities regulations during the Company's three financial years ended July 31, 2009, July 31, 2008 and July 31, 2007:

"Named Executive Officers" or "NEOs" means the following individuals:

(a)	each Chief Executive Officer;

(b)	each Chief Financial Officer;

(c)

each of the Company's three most highly compensated executive officers, other than the Chief Executive Officer and the Chief Financial Officer, who were serving as executive officers at the end of the most recently completed financial year and whose total salary and bonus exceeds $150,000; and

(d)

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

As at July 31, 2009, the end of the most recently completed financial year of the Company, the Company had two Named Executive Officers, whose names and positions held within the Company are set out in the summary compensation table below.

Summary Compensation Table

Name and Principal Position	Year	Annual Compensation			Long-Term Compensation
					Awards		Payouts
		Salary ($)	Bonus ($)	Other ($)	Share- Based Awards ($)	Option- Based Awards ($)	LTIP Payouts ($)	All Other Compensation ($)
Thomas M. O’Donnell(3) President and Chief Executive Officer	2009 2008 2007	- - -	- - -	- - -	- - -	- - -	- - -	- - -
Arthur G. Ritchie(4) Former President and Chief Executive Officer	2009 2008 2007	212,153 212,153 150,000	50,000 50,000 50,000	80,772 72,809 55,613	- - -	- - -	- - -	- - -
Zainab A. Schwartz (2) Vice President, Finance and Administration and Chief Financial Officer	2009 2008 2007	120,000 120,000 -	10,000 20,000 -	- - -	- 22,173 -	- - -	- - -	- - -
Gilles Therrien (1) Former Vice President, Finance and Administration and Chief Financial Officer	2009 2008 2007	- 121,275 121,275	- - -	- - -	- - 40,000	- - -	- - -	- 127,339 -

Notes:

(1)	Mr. Therrien resigned on May 9, 2008.

(2)	Ms. Schwartz was appointed on June 9, 2008.

(3)	Mr. O’Donnell became President and Chief Executive Officer of SAND on November 1, 2009.

(4)	Mr. Ritchie retired as President and Chief Executive Officer on November 1, 2009.

Outstanding Option-Based Awards

As at July 31, 2009, there are no stock-options outstanding for the Named Executive Officers.

Outstanding Share-Based Awards

As at July 31, 2009, there are 30,000 share awards that have been granted to the Vice President, Finance and Administration and Chief Financial Officer of the Company. The shares can be acquired at no cost after three years of employment at the Company, i.e. June 9, 2011.

Pension Plan Benefits

No pension or retirement benefit plans have been instituted and none are proposed at this time.

Securities Authorized for Issuance under Equity Compensation Plans

The following tables summarize as of November 12, 2009, the equity compensation plans pursuant to which equity securities of the Company may be issued:

Stock-Option Plan Information

Plan Category	Number of Common Shares to be Issued Upon Exercise of Outstanding Options	Weighted Average Exercise Price of Outstanding Options	Number of Common Shares Remaining Available for Future Issuance Under the Equity Compensation Plans
Equity Compensation Plans of the Company approved by the shareholders	551,000	0.98	1,449,000
Equity Compensation Plans of the Company not approved by the shareholders	0	N/A	0
Total:	551,000		1,449,000

Share Award Plan Information

Plan Category	Number of Common Shares to be Issued Upon Exercise of Outstanding Options	Weighted Average Exercise Price of Outstanding Options	Number of Common Shares Remaining Available for Future Issuance Under the Equity Compensation Plans
Equity Compensation Plans of the Company approved by the shareholders	407,500	0	592,500
Equity Compensation Plans of the Company not approved by the shareholders	0	N/A	0
Total:	407,500	-	592,500

Directors and Officers Liability Insurance

The Company maintains Directors’ and Officers’ liability insurance. The policy contains standard industry exclusions, and no claims have been made thereunder to date. The policy provides coverage with a limit of US$5,000,000 per loss per policy period, subject to a deductible of US$250,000 per securities claim and US$250,000 per other claim. The current annual premium is paid entirely by SAND and amounts to approximately US$134,000. SAND has entered into an indemnification agreement with each of its directors and senior officers.

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

SAND has entered into the following arrangements with its directors mentioned above:

(a)

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

(b)

Effective November 1, 2009, Arthur G. Ritchie, SAND and Jerart Financial Services Limited (a company wholly-owned by Arthur G. Ritchie) (“Jerart”) entered into a Marketing and Sales Assistance Agreement. Jerart agreed to provide SAND with partner services such as identifying potential customers, leading the sale through establishing the primary relationship to the influencers and decision makers, submitting proposals and developing the business case. The fees are based on a percentage of the sales. The percentage is based on the type of level of partner services as defined in the contract;

(c)

On August 1, 2007, a consulting agreement was entered by and between Arthur G. Ritchie, SAND and Jerart. Jerart agreed to provide SAND with corporate management services through the person of Arthur G. Ritchie himself and which provides that Arthur G. Ritchie shall act as President and Chief Executive Officer of SAND. Effective November 1, 2009, Arthur G. Ritchie retired as President and Chief Executive Officer of SAND. As a result a new ‘Consulting Agreement’ was entered into between Arthur G. Ritchie, SAND and Jerart as part of his severance package. Jerart agreed to provide SAND with corporate management services through the person of Arthur G. Ritchie himself. The agreement commences on November 1, 2009 and will continue for a term of two years. The Company will pay Jerart an annual consulting fee in the amount of $250,000 payable on the first business day of every month in monthly instalments of $20,833 plus all applicable taxes. If the agreement is terminated by the Company for any reason whatsoever prior to the expriy of the term, the remaining unpaid balance of the consulting fee will become immediately due and payable to Jerart;

(d)

Certain loan agreements between Arthur G. Ritchie, SAND and Jerart, prior to November 1, 2009, have been replaced on such date by a Repayment Agreement. Pursuant to such Repayment Agreement, the amounts owed by SAND to Arthur G. Ritchie will be repaid in equal instalments over three (3) years commencing January 1, 2011. The loan will continue to bear interest at 15% per annum and is payable on a semi-annual basis. Please see Item 7B – Related Party Transactions for more details; and

(e)

On October 31, 2009, Arthur G. Ritchie, Jerart and Bradley G. Griffiths entered into a Priority Agreement whereby Bradley G. Griffith as fondé de pouvoir for the holders of debentures agrees that the security in interest granted to Arthur Ritchie shall rank concurrently and pari passu with the security granted to the holders of debentures.

Directors’ Services Contract

During the fiscal year ended July 31, 2009, the Company had Employment Agreements with Arthur G. Ritchie and Zainab A. Schwartz, whereby Arthur G. Ritchie agreed to provide his services as President and Chief Executive Officer and Zainab A. Schwartz agreed to provide her services are Vice President, Finance and Administration and Chief Financial Officer.

The Employment Agreement of Arthur G. Ritchie provided that he would be paid an annual base salary, such bonuses as may from time to time be payable pursuant to any bonus program which is offered to senior officers or as may from time to time be payable at the discretion of the Board of Directors and a fee of one percent (1%) of the gross revenues resulting from the licensing, sale or other disposition of the Nucleus Data Base System for so long as the System is delivered as a stand-alone product of the Company. In the event the Employment Agreement of Arthur G. Ritchie (i) was terminated by SAND for any reason other than for Cause (as defined in the Employment Agreement) or death or (ii) was terminated by Arthur G. Ritchie for Good Reason (as defined in the Employment Agreement), Arthur G. Ritchie would have been entitled to receive, among other things, a lump sum payment equivalent to two (2) times the sum of his then current annual base salary and the amount of the bonuses received by him in the immediate past year and Arthur G. Ritchie would have continued for a period of two (2) years to participate in all benefit plans and programs of SAND to the extent such participation was possible, and, if such continued participation was barred, to receive amounts equal to the out-of-pocket costs of participation in plans and programs providing substantially similar benefits. Effective November 1, 2009, Arthur G. Ritchie retired as President and Chief Executive Officer of SAND and was replaced by Thomas M. O’Donnell. As a result, the Employment Agreement was replaced by a Consulting Agreement, for the severance payout, which has been entered by and between Arthur G. Ritchie, SAND and Jerart. Please see Item 6A – Directors, for details of this agreement.

Effective November 1, 2009, Thomas M. O’Donnell, President and Chief Executive Officer, entered into an employment agreement with SAND. His base salary is payable by the issuance to him by SAND of 50,000 Class A Common Shares of its share capital per month (currently valued at $0.35 per share). There are no other terms or conditions.

The Employment Agreement of Zainab A. Schwartz provides a severance pay in case of termination without cause of eight (8) weeks.

Audit Committee

Audit Committee Charter

The Audit Committee of the Board of Directors of SAND (the "Audit Committee") has a formal charter setting out its mandate and responsibilities of the Audit Committee that has been reviewed and adopted as amended on June 14, 2005, the text of which was included as Exhibit 15.1 of the Annual Report on Form 20-F for the fiscal year ended July 31, 2005.

Composition of Audit Committee

Name	Independent	Financially Literate
P. Wayne Musselman	Yes	Yes
Douglas S. Pryde	Yes	Yes

Martin Shindler	Yes	Yes

The Audit Committee is comprised of three directors, each of whom is independent under applicable Canadian requirements and the rules of the United States Securities and Exchange Commission (the "S.E.C."). Based on their profiles (please see Item 6A – Directors, for more details), the education and experience of each Audit Committee member is relevant to the performance of his responsibilities as Committee members. All the members of the Committee are "financially literate" and have the ability to read and understand a set of financial statements.

Audit Committee Meetings

The Audit Committee meets on a quarterly basis and holds special meetings as circumstances require. During the year ended on July 31, 2009, the Audit Committee held five meetings. All members attended the five meetings of the Audit Committee held during the last fiscal year.

Audit Committee Responsibilities

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

Composition of the Compensation Committee

The Compensation Committee is composed of Messrs. Musselman, O’Donnell and Wicker, all of whom were non-management and independent directors during the fiscal year ended July 31, 2009. They satisfy the current requirements of the NASDAQ Stock Market relating to independence.

Compensation Committee Meetings

During the year ended July 31, 2009, the Compensation Committee did not meet.

Compensation Committee Responsibilities

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

Statement of Corporate Governance Practices

The Company has reviewed its corporate governance practices in light of the guidelines contained in Regulation 58-101 respecting Disclosure of Corporate Governance Practice ("Regulation 58-101") of the Canadian Securities Administrators. A description of the Company’s corporate governance practices is set out below in response to the requirements of Regulation 58-101.

Board of Directors

The Board has delegated to the Chief Executive Officer and senior management the responsibility for day-to-day management of the business of the Company, subject to compliance with the plans approved from time to time by the Board of Directors. In addition to those matters, which must by law or by the Articles of the Company be approved by the Board, the Board retains responsibility for significant changes in the Company’s affairs such as approval of major capital expenditures, debt and equity financing arrangements and significant acquisitions and divestitures.

The Board oversees the identification of the principal risks of the Company's business and the implementation by management of appropriate systems to manage such risks. The Board reviews from time to time organizational matters such as succession planning.

During the fiscal year ended July 31, 2009, the following directors are "independent" pursuant to National Policy 58-201 Corporate Governance Guidelines ("NP 58-201") as they qualify as "independent" directors, as such term is defined in Regulation 52-110 respecting Audit Committees: Wayne Musselman, Thomas O'Donnell, Douglas Pryde, Martin Shindler and George Wicker. Arthur G. Ritchie was not independent, as he was the President and Chief Executive Officer of SAND.

Effective November 1, 2009, Arthur G. Ritchie retired as President and Chief Executive Officer and Thomas O’Donnell replaced him. Thomas M. O’Donnell is no longer independent and Arthur G. Ritchie will remain not independent as he was an employee of the Company in the last three years.

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

Orientation and education of directors is an ongoing matter. As such, ongoing informal discussions between management and members of the Board are encouraged and visits to the Company’s operations are organized.

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

Compensation

The Compensation Committee evaluates the adequacy of compensation of the directors and the Company’s management. After sufficient review and analysis, the Compensation Committee recommends the compensation of the directors and the Company’s management to the Board for approval.

Other Board Committees

As of the date hereof, the Audit Committee and the Compensation Committee are the only Board committees created by the Board of Directors.

Assessments

The Compensation Committee is responsible for assessing the individual and collective effectiveness of the Board and selecting new directors.

D.        Employees

On July 31, 2009, the Company had 44 employees, including 25 full-time employees and 1 part-time employee with SAND, and 5 full-time employees with Sand Technology Company ("Sand USA"), 3 full-time employees with Sand Technology Limited ("Sand UK") and 9 full-time employees and 1 part-time employee with Sand Technology Deutschland GmbH ("Sand Germany").

On July 31, 2008, the Company had 42 employees, including 26 full-time employees with SAND, and 5 full-time employees with Sand USA, 3 full-time employees with Sand UK and 7 full-time employees and 1 part-time employee with Sand Germany.

On July 31, 2007, the Company had 47 employees, including 27 full-time employees with SAND, and 7 full-time employees with Sand USA, 4 full-time employees with Sand UK and 9 full-time employees and 1 part-time employee with Sand Germany.

No employee of the Company is represented by a labour union or is covered by a collective bargaining agreement. Since inception, the Company has not suffered any disruptions as a result of labour problems or employee disputes.

E.        Share Ownership

The shareholdings of the directors and officers of the Company as at November 12, 2009 are as follows:

Name	Position Held	Number and Percentage of Outstanding Common Shares Owned
Thomas M. O'Donnell (1)	President, Chief Executive Officer and Director	833,271 (5.24%)
Arthur G. Ritchie (1)	Former President, Chief Executive Officer and Chairman of the Board of Directors	3,598,388 (22.65%)
Martin Shindler	Director	5,950 (0.04%)
George Wicker	Director	274,950 (1.73%)
Total Common Shares held by Directors and Executives		4,712,559 (29.66%)

Notes:

(1)	As of November 1, 2009, Arthur G. Ritchie retired as President and Chief Executive Officer of SAND and Thomas M. O’Donnell was appointed to replace him.

The details of the stock options held by any officer or director of SAND as at November 12, 2009 are as follows:

Name	Grant Date	Expiry Date	Exercise Price	Number of Options
Wayne Musselman	N/A	N/A	N/A	Nil
Thomas M. O’Donnell	N/A	N/A	N/A	Nil
Douglas Pryde	N/A	N/A	N/A	Nil
Arthur G. Ritchie	N/A	N/A	N/A	Nil
Martin Shindler	N/A	N/A	N/A	Nil
Zainab A. Schwartz	N/A	N/A	N/A	Nil
Sébastien Vézina	N/A	N/A	N/A	Nil
George Wicker	N/A	N/A	N/A	Nil

Except as disclosed above, no director or officer of SAND holds any shares or options entitling its holder to acquire share in the capital of SAND. However, under the terms of an employment agreement between the Company and Thomas O'Donnell, he is entitled to receive 50,000 shares of Class A Common Shares per month.

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

On November 21, 2005, the Board of Directors approved an amendment to the 1996 Stock Incentive Plan to extend the life of the Incentive Plan for an additional period of ten (10) years. This amendment was confirmed, approved and ratified by the shareholders of the Company at the annual and special meeting of the shareholders held on December 15, 2005. On October 3, 2006, the Board of Directors provided for the amendment of each Stock Incentive Agreement between an optionee and the Company whereby the options granted and outstanding thereunder became exercisable for a period of ten (10) years from July 7, 2006 with immediate vesting for all those outstanding options which have vested on or prior to July 7, 2006.

The Incentive Plan is administered by the Compensation Committee of the Board of Directors. The former Options Committee has been dissolved. The Incentive Plan permits the granting of incentive stock options on terms designed to gain certain advantages under United States Federal income tax law.

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

On November 21, 2005, the Board of Directors approved an amendment to the Option Plan to extend the life of the Option Plan and of the options granted and outstanding under the Option Plan for an additional period of ten (10) years. This amendment was confirmed, approved and ratified by the shareholders of the Company at the annual and special meeting of the shareholders held on December 15, 2005. On October 3, 2006, the Board of Directors provided for the amendment of each Stock Option Agreement between an optionee and the Company whereby the options granted and outstanding thereunder became exercisable for a period of ten (10) years from July 7, 2006 with immediate vesting for all those outstanding options which had vested on or prior to July 7, 2006.

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

As at November 12, 2009, 551,000 options had been granted and remained outstanding under the Option Plan and the Incentive Plan and 1,449,000 options remained available for grant under both plans.

During the fiscal year ended July 31, 2009, no options were granted and 5,000 options expired. No options were exercised.

During the period August 1, 2009 to November 12, 2009, no options were granted, cancelled or exercised.

Share Award Plan

On November 2, 2006, the Board of Directors of SAND established a Share Award Plan pursuant to which up to 1,000,000 Common Shares of the Company are issuable through direct and immediate issuances without any intervening option grants. Each such share issuance shall be evidenced by a Share Award Agreement that complies with the terms and conditions of the Share Award Plan, and which state the number of Common Shares being awarded, the restrictions imposed on the shares awarded under such Share Award Agreement and such other representations, agreements, terms or conditions as may be required or desirable by the Board of Directors of the Company. The award recipient shall obtain the rights and obligations of a shareholder of the Company with respect to the

Common Shares of the Company award under the Share Award Agreement only upon vesting of the award.

On August 28, 2007, the Board of Directors of the Company authorized the award of up to 665,000 Common Shares. As of November 12, 2009, the Company has awarded 407,500 Common Shares including grants which are dependant on the award recipients and achieving certain defined objectives.

ITEM 7.        MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

As of November 12, 2009, the Company had 15,889,619 Class A Common Shares outstanding. Each Class A Common Share entitles its holder to one vote.

A.        Major Shareholders

The following are the only persons who, to our knowledge, beneficially own or exercise control or direction over shares carrying more than five percent (5%) of the votes attached to Class A Common Shares of the Company at November 12, 2009:

	Approximate Number of Class A Common Shares Owned, Controlled or Directed, Directly or Indirectly	Percentage of Class A Common Shares Owned, Controlled or Directed
Arthur G. Ritchie	3,598,388	22.65%
Thomas M. O'Donnell	833,271	5.24%
Carol Shattner	1,048,000	4.84%
Total Commons Shares Owned, Controlled or Directed, Directly or Indirectly by the Major Shareholders	5,479,659	32.73%

The voting rights of the Class A Common Shares held by the persons identified or referred to above are the same as the voting rights of the Class A Common Shares held by all other shareholders.

To our knowledge, as of November 12, 2009, 9,607,607 Class A Common Shares were held of record by persons whose registered addresses were in the United States. Many of our Class A Common Shares are held in the name of intermediaries.

Except as set forth above, to our knowledge, the Company is not directly or indirectly owned or controlled by another company, by any foreign government or by any other national or legal person severally or jointly.

There are no known contractual arrangements which may result in a change of control of the Company at a subsequent date.

B.        Related Party Transactions

Loan Payable and Inter-Creditor Priority Agreement

The Company has entered into the following loan agreements with Arthur G. Ritchie, a major shareholder and its Chairman and former President and Chief Executive Officer, which are as follows.

i.

Under the 2009 loan agreement, a maximum of $250,000 of funds is available. As at July 31, 2009, an amount of $188,532 was used and is repayable within 30 days of the receipt of a written demand from the shareholder. The loan bears interest at 15% and it is payable on the last business day of each calendar month.

ii.

Under the 2008 loan agreement, maximum of $400,000 of funds is available. As at July 31, 2009, an amount of $68,995 is outstanding and is repayable within 30 days of the receipt of a written demand from Arthur G. Ritchie. The loan bears interest at 15% and it is payable on the last business day of each calendar month.

iii.

The 2007 loan originated from amounts owed by the Company to the shareholder by virtue of his employment contracts. As at July 31, 2009, an amount of $1,605,616 was outstanding and repayable within 90 days of the receipt of a written demand from the shareholder. The loan bears interest at 15% and it is payable on the last business day of each calendar month. As well, as part of his employment contract, he is entitled to a bonus based on the gross revenues resulting from the licensing, sale or other disposition of Nucleus software. As at July 31, 2009, a bonus of $153,582 was outstanding.

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

Also on April 18, 2008, SAND entered into an Inter-Creditor Priority Agreement with Arthur G. Ritchie and Bradley G. Griffith on behalf of the Debentureholders, whereby Arthur G. Ritchie consented to the issue of the debentures by the Company, subject to the fact that for each two Canadian dollars paid (whether prior to a default or further to a default, including pursuant to realization proceedings) to the Debentureholders, SAND shall remit one Canadian dollar to Arthur G. Ritchie for the sums representing the principal amount only (excluding specifically any interest) owing to Arthur Ritchie as part of the advances, until all sums owing to the Debentureholders or to Arthur G. Ritchie has been repaid by SAND. This Inter-Creditor Priority Agreement was amended on October 31, 2009 by a priority agreement pursuant to which the parties agreed that the sums owing under the debentures will be paid by the Company to the Debentureholders and the trustee pari passu to the sums owing by the Company to Arthur G. Ritchie, such that for every 1$ paid to the Debentureholders, the Company shall remit 1$ to Arthur G. Ritchie.

As a result of Arthur G. Ritchie’s retirement, his loan agreements have been ratified and a Repayment Agreement was entered into by and between Arthur G. Ritchie and SAND such that the amounts owing to him will be repaid in equal instalments over three (3) years commencing January 1, 2011. The loans will continue to bear interest at 15% per annum and are payable on a semi-annual basis. In the event of default to pay an amount when due and owing to Mr. Ritchie hereunder, in addition to all other rights and remedies that he may have, Mr. Ritchie shall have the right, exercisable by way of written notice to the Company, to convert all outstanding amounts owing to him hereunder into Common Shares of the Company based on the average closing price of such shares on the OTC Bulletin Board or on any other exchange, alternative trading system (ATS) or quotation or trade reporting system (QTRS) for the month immediately preceding the month in which such right is exercised. The outstanding balance shall be “grossed up” for purposes of the conversion by one hundred and ten percent (110%) if such right is exercised in the calendar year 2011, by one hundred and twenty percent (120%) if exercised in the calendar year 2012 and by one hundred and thirty percent (130%) if such right is exercised in the calendar year 2013.

In conjunction with the ratification of the loan agreement formalized in 2007, the Company also issued to Arthur G. Ritchie 103,061 share purchase warrants, each warrant entitling the significant shareholder, who was also the President and Chief Executive Officer, to purchase one class "A" common share of the Company at a price of US$0.44 per share and each warrant being valid for the term of the agreement.

Private Placements

In May 2007, the Company completed a non-brokered private placement where the Company issued 1,500,000 Common Shares at a price of US$0.40 share for a total cash proceeds of $675,795. In addition, the Company issued 750,000 share purchase warrants entitling two shareholders to purchase up to 750,000 shares of the Company at a price of US$0.60 for three years. One of these shareholders is Arthur G. Ritchie, the Chairman and former President and Chief Executive Officer of the Company.

In November 2009, the Company completed a non-brokered private placement where the Copmpany issued 785,715 units for US$0.70 per unit, for total proceeds of US$550,000 to investors, one of whom is Arthur Ritchie, the Chairman and former President and Chief Executive Officer of the Company. Each unit consists of two Class A Common Shares and one warrant to purchase one Class A Common Share for an exercise price of US$0.50 per share.

C.        Interests of Experts and Counsels

Not applicable.

ITEM 8.        FINANCIAL INFORMATION

A.        Consolidated Statements and Other Financial Information

The Company’s consolidated financial statements are set out under Item 18.

Legal Proceedings

There are no on-going legal proceedings.

Dividend Record and Policy

The Company has never paid any dividend on its Common Shares. The Company’s present policy is to retain any earnings to finance future growth. Dividends on the Common Shares paid to nonresidents of Canada will generally be subject to withholding tax under the Income Tax Act (Canada) at the rate of 25%. Such rate may be subject to reduction under the provisions of a tax treaty between Canada and the country in which the recipient is resident. The Canada-U.S. Income Tax Convention (1980) (the "Convention") provides for a general reduction in the rate of withholding tax to 15% on dividends paid on shares of a Company resident in Canada (such as the Company) to a resident of the United States, and also provides for a further reduction to 5% where the beneficial owner of the dividend is a Company, resident in the United States, which owns at least 10% of the voting shares of the Company paying the dividend.

B.        Significant Changes

There have been no significant changes since the date of the consolidated financial statements included in this Report.

ITEM 9.        THE OFFER AND LISTING

A.        Offer and listing details

The following tables sets forth the price ranges and volume of Common Shares during the periods indicated on the OTCBB, or before August 5, 2005, on the Nasdaq SmallCap Market System.

Month Ended	High	Low	Volume
October 2009	0.50	0.29	73,384
September 2009	0.39	0.25	105,670
August 2009	0.45	0.31	37,590
July 2009	0.45	0.31	49,770
June 2009	0.38	0.31	137,301
May 2009	0.40	0.30	124,994

Quarter Ended	High	Low	Volume
October 31, 2009	0.50	0.25	216,644
July 31, 2009	0.45	0.30	312,065
April 30, 2009	0.40	0.26	273,716
January 31, 2009	0.57	0.28	642,333
October 31, 2008	0.81	0.48	345,400
July 31, 2008	0.85	0.70	539,300
April 30, 2008	0.55	0.31	648,500
January 31, 2008	0.50	0.31	578,400
October 31, 2007	0.55	0.40	599,400
July 31, 2007	0.58	0.35	667,400
April 30, 2007	0.65	0.40	361,600
January 31, 2007	0.70	0.40	460,900
October 31, 2006	0.48	0.38	348,500

Fiscal Year Ended(1)	High	Low	Volume
July 2009	0.81	0.26	1,573,394
July 2008	0.85	0.31	2,365,600
July 2007	0.70	0.35	1,838,400
July 2006	0.85	0.22	3,228,200
July 2005(1)	1.08	0.43	3,702,500
July 2004(2)	1.61	0.75	8,921,600

Notes:

(1)	As traded on The Nasdaq SmallCap Market System or after August 9, 2005 on the OTCBB.
(2)	As traded on The Nasdaq SmallCap Market System.

B.        Plan of distribution

Not applicable.

C.        Markets

The Company’s Common Shares are listed and traded in the United States on the OTCBB since August 9, 2005, under the symbol "SNDTF". Before August 9, 2005, the Company's Common Shares were listed on the Nasdaq SmallCap Market System.

In 2008, the management of SAND had learned that its Common Shares have been listed for trading on the Berlin-Bremen Stock Exchange (the "Berlin Exchange") under the symbol "SD1A", without the Company's prior knowledge, consent or authorization. Any authorized broker may list a company on the Berling Exchange by filing an application with the administration of the exchange for a permit to trade a company's stock already listed on and regulated by other markets. SAND does not anticipate that this will materially affect the price of its Common Shares.

On January 30, 2008, SAND applied to the Autorité des marchés financiers (the "AMF"), the securities regulatory authority in the Province of Québec in Canada to become reporting issuer in the Province of Québec in order to allow its securities to be freely tradeable in the province (subject to applicable resale restriction periods). On April 15, 2008, the application was granted and SAND became a reporting issuer in the Province of Québec and is now subject to the disclosure requirements of the AMF.

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

Directors’ Powers

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

There is no provision in the by-laws that imposes a requirement in respect of a director’s power to vote on a proposal, arrangement or contract in which the director is materially interested. The CBCA provides that a director must disclose to the Company, in writing or by requesting to have it entered in the minutes of meetings of directors or of meetings of committees of directors, the nature and extent of any interest that he or she has in a material contract or material transaction, whether made or proposed, with the Company, if the director (a) is a party to the contract or transaction; (b) is a director, or an individual acting in a similar capacity of a party to the contract or transaction; or (c) has a material interest in a party to the contract or transaction.

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

There is no provision in the Company’s articles or by-laws that a director be required to hold a share in the capital of the Company as a qualification for his office, but he must be qualified to become or act as a director as required by the CBCA. The CBCA provides that no person is qualified to act as a director if that person is less than 18 years of age; is a person who has been found to be a person of unsound mind by a court in Canada; a person who is not an individual; or is a person who has the status of bankrupt.

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

Limitations on Ownership of Securities

Except as described below under "Exchange Controls", there are no limitations on the right to own securities imposed by foreign law to the Company’s knowledge or by the articles of the Company.

Change in Control of Company

There are no provisions in the Company’s articles or by-laws that would have the effect of delaying, deferring, or preventing a change in control of the Company and that would operate only with respect to a merger, acquisition or corporate restructuring of the Company or its subsidiaries.

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

C.        Material Contracts

The material contracts concluded by the Company for the two years immediately preceding publication of this Report are as follows:

  Deed of Hypothec to Secure Payment of Debentures entered into by and between SAND and Mr. Bradley G. Griffith, on behalf of the Debentureholders, before Mr. Sandor Steinberg, Notary for the Province of Québec, on April 24, 2008, whereby SAND agreed for the purposes of securing the payment of the debentures in principal and interest to hypothecate and charge in favour of Mr. Griffith and each of the Debentureholders for the sum of three million three hundred and ninety-eight thousand and six hundred and forty-four Canadian dollars ($3,298,644), with interest at the rate of eight percent (8%) per annum, the universality of all of its property, movable and immovable, personal and real, corporeal and incorporeal, tangible and intangible, present and future, of whatever nature and wherever situated;

  Please see Item 6A – Directors and Senior Management and Item 6B - Compensation and Item 7B - Related Party Transactions for contracts entered into by SAND with its directors and officers.

D.        Exchange Controls

Other than as provided in the Investment Canada Act (Canada) (the "Investment Act"), there are currently no limitations imposed by Canadian laws, decrees or regulations that restrict the import or export of capital, including foreign exchange controls, or that affect the remittance of dividends to non-resident holders of the Company’s securities. However, any such remittances of dividends paid to United States residents are subject to withholding tax at a rate equal to a maximum of 15% of the amount paid (see Section E – Taxation under Item 10 – Additional Information).

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

Where either the acquirer is, or the Company is presently controlled by, a WTO investor (as that term is defined in the Investment Act), a direct acquisition of control of the Company will only be reviewable if the value of the Company’s assets, as shown on its audited financial statements for the most recently completed fiscal year, is equal to or greater than $223 million. This amount varies each year based on the rate of growth in Canadian gross domestic product. Other direct acquisitions of control are reviewable if the value of the assets of the Company, as calculated above, is equal to or greater than $5 million. The $5 million threshold for review also applies with respect to the acquisition of control of any Canadian business that provides any financial services or transportation services, is a cultural business, or is engaged in the production of uranium and owns an interest in or producing uranium property in Canada.

Indirect acquisitions of control (acquisitions of control of an entity which in turn controls the Company) are not reviewable under the Investment Act if the acquirer is a WTO investor or if the Company is controlled by a WTO investor. Otherwise, an indirect acquisition will be reviewable if the value of the Company’s assets is $50 million or more, or if the value of the Company’s assets acquired in the total transaction are in Canada or the acquisition is not effected through the acquisition of control of a foreign Company.

Certain types of transactions are exempt from application of the Investment Act including acquisitions of control of the Company:

(a)	by the acquisition of voting shares or the voting interests by any person in the ordinary course of that person’s business as a trader or dealer in securities;

(b)	in connection with the realization of security granted for a loan or other financial assistance and not for any purpose related to the Investment Act;

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

There are currently no limitations on the right of foreign or non-resident owners of Common Shares to hold or vote such securities imposed by Canadian law or the Company’s charter or other constituent documents.

E.       Taxation

Certain Canadian Federal Income Tax Consequences

The discussion under this heading summarises the material Canadian federal income tax consequences of acquiring, holding and disposing of Common Shares of the Company for a shareholder of the Company who is not resident in Canada but is resident in the United States and who will acquire and hold Common Shares of the Company as capital property for the purpose of the Income Tax Act (Canada) (the "Tax Act"). This summary does not apply to a shareholder who carries on business in Canada through a "permanent establishment" situated in Canada or who has a fixed tax base regularly available to him through which he or she performs independent personal services in Canada if the shareholder’s holding in the Company is effectively connected with such permanent establishment or fixed base. This summary is based on the provisions of the Tax Act and the regulations thereunder and on the Company’s understanding of the administrative practices of the Canada Revenue Agency and takes into account all specific proposals to amend the Tax Act or regulations made by the Minister of Finance of Canada to November 12, 2009. It has been assumed that there will be no other relevant amendment of any governing law although no assurance can be given in this respect. This discussion is general only and is not a substitute for independent advice from a shareholder’s own Canadian and U.S. tax advisors.

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

Disposition of Common Shares

Under the Tax Act, a taxpayer’s capital gain or capital loss from a disposition of Common Shares of the Company is the amount, if any, by which his proceeds of disposition exceed (or are exceeded by, respectively) the aggregate of his adjusted cost base of the share and reasonable expenses of disposition. One-half of a capital gain (the "taxable capital gain") is included in income, and one-half of a capital loss in a year (the "allowable capital loss") is deductible from taxable capital gains realized in the same year. The amount by which a shareholder’s allowable capital loss exceeds the taxable capital gain in a year may be deducted from a taxable capital gain realized by the shareholder in the year or in the three previous or any subsequent year, subject to certain restrictions in the case of a corporate shareholder.

In the case of a shareholder that is a company, the amount of any capital loss otherwise determined may be reduced, in certain circumstances, by the amount of dividends previously received in respect of the shares disposed of, unless the company owned the shares for at least 365 days prior to sustaining the loss and (together with companies, persons and other entities with whom the company was not dealing at arm’s length) did not, at the time the dividends were received, own more than 5% of the shares of any class of the capital stock of the company from which the dividend was received. These loss limitation rules may also apply where a company is a member of a partnership or a beneficiary of a trust that owned the shares disposed of.

A non-resident of Canada is not subject to tax under the Tax Act in respect of a capital gain realized upon the disposition of shares unless the shares represent "taxable Canadian property". Common shares of the Company will not generally constitute taxable Canadian property. Common shares of the Company will constitute taxable Canadian property of a shareholder at a particular time if the shareholder holds the shares as "capital property" and used the shares in carrying on a business in Canada, or if at any time in the five years immediately preceding the disposition the shareholder owned, either alone or with persons with whom the shareholder did not deal at arm’s length, 25% or more of the issued shares of any class of the capital stock of the Company.

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

Certain United States Federal Income Tax Considerations

The following discussion summarises the material United States federal income tax consequences to certain U.S. Holders (as defined below) of the acquisition, ownership and disposition of the Company’s Common Shares. This discussion assumes such holders hold the Common Shares as capital assets for United States Federal income tax purposes. This discussion does not address consequences peculiar to persons subject to special provisions of federal income tax law, such as tax-exempt organisations, qualified retirement plans, financial institutions, life insurance companies, real estate investment trusts, regulated investment companies, broker-dealers, non-resident alien individuals or foreign companies, shareholders actually or constructively owning Common Shares representing 10% of the vote and value of the Company, a person that holds shares as part of a straddle or hedging or conversion transaction, or a person liable for alternative minimum tax. In addition, this discussion does not address any state, local or foreign tax consequences.

The following discussion is based upon the Internal Revenue Code of 1986, as amended (the "Code"), final, temporary and proposed Treasury Regulations promulgated thereunder, published Internal Revenue Service ("IRS") rulings, published administrative positions of the IRS and court decisions that are currently applicable, any or all of which could be materially and adversely changed, possibly on a retroactive basis. In addition, this discussion does not consider the potential effects, both adverse and beneficial of recently proposed legislation which, if enacted, could be applied, possibly on a retroactive basis, at any time. The following discussion is for general information only and is not intended to be, nor should it be construed to be, legal or tax advice to any holder or prospective holder of the Company’s Common Shares and no opinion or representation with respect to the United States federal income tax consequences, to any such holder or prospective holders is made. Accordingly, holders and prospective holders of the Company’s Common Shares should consult their own tax advisors about the federal, state, local foreign tax consequences of purchasing, owning and disposing of shares of Common Shares of the Company.

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

Distributions on Common Shares

Dividends (without reduction for Canadian income tax withheld) paid to a noncorporate U.S. Holder in taxable years beginning before January 1, 2011 that constitute qualified dividend income will be taxable to such holder at a maximum tax rate of 15% provided that the noncorporate U.S. Holder holds shares for more than 60 days during the 121 day period beginning 60 days before the ex-dividend date and meets other holding period requirements. A U.S. Holder must include the dividend in its taxable income when the holder receives the dividend, actually or constructively. The dividend will not be eligible for the dividends-received deduction generally allowed to U.S. corporations in respect of dividends received from other U.S. corporations. The amount of the dividend distribution that a U.S. Holder must include in its income will be the U.S. dollar value of the payments made, determined at the spot rate on the date of the dividend distribution, regardless of whether the payment is in fact converted into U.S. dollars. Generally, any gain or loss resulting from currency exchange fluctuations during the period from the date the U.S. Holder includes the dividend payment in income to the date it converts the payment into U.S. dollars will be treated as ordinary income or loss and will not be eligible for the special tax rate applicable to qualified dividend income. The gain or loss generally will be income or loss from sources within the U.S. for foreign tax credit limitation purposes. Distributions in excess of current and accumulated earnings and profits, as determined for U.S. federal income tax purposes, will be treated as a non-taxable return of capital to the extent of U.S. Holder’s basis in the shares and thereafter as capital gain.

Subject to certain limitations, the Canadian tax withheld will be creditable against a U.S. Holder’s United States federal income tax liability. Special rules apply in determining the foreign tax credit limitation with respect to dividends that are subject to the maximum 15% tax rate. To the extent a refund of the tax withheld is available to a U.S. Holder, the amount of tax withheld that is refundable will not be eligible for credit against the U.S. Holder United States federal income tax liability.

Disposition of Common Shares

A U.S. Holder will recognize United States source gain or loss upon the sale of Common Shares equal to the difference, if any, between (i) the amount of cash plus the fair market value of any property received, and (ii) the shareholder’s tax basis in the Common Shares. This gain or loss will be capital gain or loss if the shares are a capital asset in the hands of the U.S. Holder, and such gain or loss will be long-term capital gain or loss if the U.S. Holder has held the Common Shares for more than one year. Gains and losses are netted and combined according to special rules in arriving at the overall capital gain or loss for a particular tax year. Prior to January 1, 2001, the net long-term capital gain of non-corporate U.S. Holders generally will be subject to tax at a maximum rate of 15%. Deductions for net capital losses are subject to significant limitations.

Other Considerations

In the following circumstance, the above discussion may not describe the United States federal income tax consequences resulting from the holding and disposition of the Company’s Common Shares:

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

If the Company was treated as a PFIC at any time during a U.S. Holder’s holding period for the Common Shares, such U.S. Holder might be subject to additional tax as well as certain interest charges in respect of the deferral of tax for the period during which such Common Shares were held. Any such additional tax and interest charges would apply to the disposition of the Common Shares or the receipt of certain dividends that are considered "excess distributions" under the Code. Additionally, any gain realized on the disposition of such Common Shares would be treated as ordinary income rather than as capital gain and the tax basis of the Common Shares held by a U.S. Holder generally would not be stepped up to fair market value at death. U.S. Holders and prospective holders of Common Shares should consult their own tax advisors regarding the possible application of the PFIC rules to the Company.

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

I.        Subsidiary Information

Information relating to the Company’s subsidiaries is described in – Information on the Company –particularly under "Organizational Structure" in Item 4 and in "Exhibit 8.1" hereof.

ITEM 11.     QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We are subject to credit risk as a result of our cash and accounts receivable balance. We minimize this risk by placing our cash with major banks that are considered to be at low risk of loss and we sell software licenses, maintenance and consulting with short credit terms. On a regular basis, we also monitor the financial condition of our customers.

We are subject to currency risk as we are an international company. Since we currently earn revenues and incur expenses in United States dollars, British pounds, Euros and Canadian dollars, exchange rates for these and other local currencies in countries where we may operate in the future may fluctuate in relation to the Canadian dollar and such fluctuations may have an adverse effect on our earnings or assets when United States dollars, British pounds, Euros or local currencies are exchanged for Canadian dollars. We have not entered into forward foreign exchange contracts. Losses and gains resulting from the translation of revenue and expenses denominated in United States dollars, British pounds, or Euros into Canadian dollars have been included in our results of operations. We minimize this risk by paying the expenditures incurred in the local operations using the monies received in the local currency.

We are subject to liquidity risk, the risk that we may not be able to meet our financial obligations as they fall due. We manage this risk by regulary evaluating the liquid resources available to fund the current and long-term obligations in a cost-effecitve manner using budgets and cash flow estimates.

We are not subject to fluctuations in cash flow due to interest rate risk, as a majority of the company’s debt is at fixed rates.

Please see Note 15 in the audited consolidated financial statements for more details on each of the risks above.

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

ITEM 15.     CONTROLS AND PROCEDURES

A.        Disclosure Controls and Procedures

As of July 31, 2009, an evaluation was carried out, under the supervision of and with the participation of management, including the President and Chief Executive Officer (the "CEO") and the Vice President Finance and Administration and Chief Financial Officer (the "CFO"), of the effectiveness of the Company’s disclosure controls and procedures as defined in National Instrument 52-109 - Certification of Disclosure in Issuers' Annual and Interim Filing and in Rule 13a-15 or 15d-15 under the Exchange Act.

Based upon that evaluation, our CEO and our CFO concluded that our disclosure controls and procedures were effective in ensuring that information required to be disclosed by the Company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the S.E.C.’s rules and forms, and that information required to be disclosed by the Company in the reports that it files or submits under the Exchange Act is accumulated and communicated to the Company’s management, including its CEO and CFO, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.

B.        Management’s annual report on internal control over financial reporting

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

Management conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, management concluded that the Company's internal control over financial reporting was effective as of July 31, 2009.

There have been no changes in our internal control over financial reporting during the fiscal year ended July 31, 2009 that have materially affected, or are reasonably likely to materially affect our internal control over financial reporting.

This Report does not include an attestation report of the Company’s registered public accounting firm regarding internal control over financial reporting. Management’s report was not subject to attestation by the Company’s registered public accounting firm pursuant to temporary rules of the S.E.C. that permit the Company to provide only management’s report in this Report.

ITEM 16A.   AUDIT COMMITTEE FINANCIAL EXPERT

Messrs. Musselman, Pryde and Shindler, all of whom are non-management and unrelated directors, currently comprise the Audit Committee of the Board of Directors of the Company. Mr. Musselman is Chairman of the Audit Committee.

Based on the qualifications summarized in his profile in Item 6A – Directors, the Board of Directors of SAND has determined that Mr. Musselman qualifies as an "audit committee financial expert". Mr. Musselman is independent as defined under Regulation 52-110 respecting Audit Committees and under the rules of The NASDAQ Stock Market.

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

ITEM 16C.   PRINCIPAL ACCOUNTANT FEES AND SERVICES

(a)        Audit Fees

The aggregate fees billed for professional services rendered by Raymond Chabot Grant Thornton LLP, the principal accountant for the Company, for the audit of the Company’s annual financial statements and services normally provided by such accountants in connection with the Company’s statutory and regulatory filings for the Company’s fiscal year ended July 31, 2009, were $120,000 ($100,000 in the fiscal year ended July 31, 2008).

(b)        Audit-Related Fees

There were $4,500 in fees billed for assurance and related services by Raymond Chabot Grant Thornton LLP that are reasonably related to the performance of the audit or review of the Company’s financial statements for the Company’s fiscal year ended July 31, 2009 ($4,500 in the fiscal year ended July 31, 2008).

(c)        Tax Fees

The aggregate fees billed for products and services rendered by Raymond Chabot Grant Thornton LLP for tax compliance, tax advice and tax planning for the Company’s fiscal ended July 31, 2009 were $8,000 ($7,540 in the fiscal year ended July 31, 2008).

(d)        All Other Fees

There were no fees billed for professional services rendered by Raymond Chabot Grant Thornton LLP other than the fees reported in this Item 16C above during the Company’s two fiscal years ended July 31, 2009.

(e)        Audit Committee’s Pre-Approval Policies

The Audit Committee approves the engagement terms for all audit and non-audit services to be provided by the Company’s accountants before such services are provided to the Company or any of its subsidiaries.

The Audit Committee approved one hundred percent (100%) of the services provided to the Company and its subsidiaries described in Items 16C (a) through 16C (d) above.

(f)        Auditors Use of Non-Permanent Employees

None of the hours expended by Raymond Chabot Grant Thornton LLP on its engagement to audit the Company’s financial statements for the fiscal year ended July 31, 2009, were performed by persons other than full-time permanent employees of Raymond Chabot Grant Thornton LLP.

Interest of Auditors

Raymond Chabot Grant Thornton LLP are the Independent Registered Chartered Accountants of the Company and are independent within the meaning of the Code of Ethics of the Ordre des comptables agréés du Québec.

ITEM 16D.   EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

None.

ITEM 16E.   PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

None.

ITEM 16F.   CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16G.   CORPORATE GOVERNANCE

Not applicable, as the securities of SAND are not listed on a national securities exchange.

PART III

ITEM 17.     FINANCIAL STATEMENTS

Not applicable.

ITEM 18.     FINANCIAL STATEMENTS

The Audited Consolidated Financial Statements of the Company are included in this Report beginning on page F-1.

These financial statements were prepared in accordance with generally accepted accounting principles in Canada and are expressed in Canadian dollars. Such financial statements have been reconciled to U.S. GAAP in Note 17. For a history of the exchange rates which were in effect for Canadian dollars against U.S. dollars, see Section A – Selected Financial Data under Item 3 "Key Information" of this Report.

ITEM 19.     EXHIBITS

EXHIBIT INDEX

Exhibit	Exhibit Description
Number
1.1	Articles of Incorporation, as amended on December 20, 1996 and December 31, 1996(A).

1.2	Amendment to Articles of Incorporation dated January 1, 2000(B).

1.3	By-Laws approved, confirmed and ratified by the shareholders on December 17, 2002(C).

4.1	SAND 1996 Stock Incentive Plan as amended(D).

4.2	SAND 1996 Stock Option Plan as amended(E).

4.3	SAND Share Award Plan dated November 2, 2006 and Share Award Agreement thereunder(F).

4.5	Voting Agreement by and between SAND, Arthur G. Ritchie and Bradley G. Griffith on behalf of the Debentureholders dated April 18, 2008(K).

4.6	Inter-Creditor Priority Agreement by and between SAND, Arthur G. Ritchie and Bradley G. Griffith on behalf of the Debentureholders, dated April 18, 2008(L).

4.7	Deed of Hypothec to Secure Payment of Debentures by and between SAND and Bradley G. Griffith on behalf of the Debentureholders, dated April 24, 2008(M).

4.8	Repayment Agreement by and between Arthur G. Ritchie, SAND and Jerart Financial Services Ltd.

4.9	Consulting Agreement by and between Arthur G. Ritchie, SAND and Jerart Financial Services Ltd.

4.10	Marketing and Sales Assistance Agreement by and between Arthur G. Ritchie and SAND.

4.11	Priority Agreement by and between Jerart Financial Services Limited, Arthur G. Ritchie and Bradley G. Griffith.

4.12	Letter Agreement dated May 14, 2008 from SAND to Zainab A. Schwartz.

6.1	Statement detailing computation of per share earnings.

8.1	Subsidiaries.

11.1	Standards of Ethical Conduct(G).

12.1	Certification of the Chief Executive Officer of SAND pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2	Certification of the Vice President Finance and Administration and Chief Financial Officer of SAND pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.1	Certification of Chief Executive Officer of SAND pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

Exhibit	Exhibit Description
Number
13.2	Certification of Vice President Finance and Administration of SAND pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

15.1	Consent of Raymond Chabot Grant Thornton LLP.

15.2	Amended and Restated Audit Committee Charter(H).

15.3	Governance, Nomination, Human Resources and Compensation Committee Charter(I).

15.4	Board of Directors Charter(J).

Notes to Exhibit Index:

(A)	Previously filed as exhibit to SAND's Annual Report on Form 20-F for the year ended July 31, 1996 and incorporated herein by reference.

(B)	Previously filed as exhibit to SAND's Amendment No. 1 to SAND's Form F-2 Registration Statement (333-12216) filed on August 18, 2000 and incorporated herein by reference.

(C)	Previously filed as exhibit 3.3 to SAND's Annual Report on Form 20-F for the year ended July 31, 2002 and incorporated herein by reference.

(D)	Previously filed as exhibit 4.1 to SAND's Annual Report on Form 20-F for the year ended July 31, 2005 and incorporated herein by reference.

(E)	Previously filed as exhibit 4.2 to SAND's Annual Report on Form 20-F for the year ended July 31, 1996 and incorporated herein by reference.

(F)	Previously filed as exhibit 4.6 to SAND's Annual Report on Form 20-F for the year ended July 31, 2007 and incorporated herein by reference.

(G)	Previously filed as exhibit 11.1 to SAND's Annual Report on Form 20-F for the year ended July 31, 2005 and incorporated herein by reference.

(H)	Previously filed as exhibit 15.1 to SAND's Annual Report on Form 20-F for the year ended July 31, 2005 and incorporated herein by reference.

(I)	Previously filed as exhibit 15.2 to SAND's Annual Report on Form 20-F for the year ended July 31, 1996 and incorporated herein by reference.

(J)	Previously filed as exhibit 14.3 to SAND's Annual Report on Form 20-F for the year ended July 31, 2003 and incorporated herein by reference.

(K)	Previously filed as exhibit 4.5 to SAND's Annual Report on Form 20-F for the year ended July 31, 2008 and incorporated by reference.

(L)	Previously filed as exhibit 4.6 to SAND's Annual Report on Form 20-F for the year ended July 31, 2008 and incorporated herein by reference.

(M)	Previously filed as exhibit 4.7 to SAND's Annual Report on Form 20-F for the year ended July 31, 2008 and incorporated herein by reference.

SAND Technology Inc.

Consolidated Financial Statements
July 31, 2009, 2008 and 2007

Independent Auditors’ Report	Raymond Chabot Grant Thornton LLP Suite 2000 National Bank Tower 600 De La Gauchetière Street West Montréal, Québec H3B 4L8 Telephone: 514-878-2691 Fax: 514-878-2127 www.rcgt.com

To the Shareholders of SAND Technology Inc.

We have audited the consolidated balance sheets of SAND Technology Inc. (the “Corporation”) as at July 31, 2009 and 2008 and the consolidated statements of operations and comprehensive loss, shareholders’ deficiency and cash flows for each of the years in the three-year period ended July 31, 2009. These financial statements are the responsibility of the Corporation’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). These standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Corporation as at July 31, 2009 and 2008 and the results of its operations and its cash flows for each of the years in the three-year period ended July 31, 2009 in accordance with Canadian generally accepted accounting principles.

The Corporation is not required to have, nor were we engaged to perform, audits of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Corporation’s internal control over financial reporting. Accordingly, we express no such opinion.

Montréal, Canada, October 9, 2009

(Except for Note 18 which is as of November 12, 2009)

1 Chartered accountant auditor permit no. 20154

Comments by Independent Auditors for U.S. Readers on Canada-U.S. Reporting Differences

In the United States, the standards of the Public Company Accounting Oversight Board (United States) require the addition of an explanatory paragraph (following the opinion paragraph) when the consolidated financial statements are affected by conditions and events that cast substantial doubt on the Corporation’s ability to continue as a going concern, such as those described in Note 2 to the consolidated financial statements of the Corporation. Our report to the shareholders, dated October 9, 2009 is expressed in accordance with Canadian reporting standards, which do not require a reference to such events and conditions in the independent auditors’ report when the events and conditions are properly accounted for and adequately disclosed in the financial statements.

Montréal, Canada, October 9, 2009

(Except for Note 18 which is as of November 12, 2009)

1 Chartered accountant auditor permit no. 20154

SAND Technology Inc.
Consolidated Balance Sheets
July 31, 2009 and 2008
(In Canadian dollars, unless otherwise noted)

	As at July 31,	As at July 31,
	2009	2008
	$	$
ASSETS
Current assets
Cash	1,065,572	775,443
Accounts receivable	1,384,199	1,573,867
Unbilled receivable	109,414	245,184
Prepaid expenses	97,689	86,224
	2,656,874	2,680,718
Capital assets (Note 5)	83,452	122,314
	2,740,326	2,803,032

LIABILITIES
Current liabilities
Accounts payable and accrued liabilities (Note 6)	1,002,902	1,327,575
Deferred revenue	1,682,137	1,111,640
Due to a shareholder (Note 7)	2,016,725	1,267,701
	4,701,764	3,706,916
Long-term liabilities
Deferred credits	48,895	78,232
Convertible debentures (Note 8)	362,222	278,343
	5,112,881	4,063,491

SHAREHOLDERS' DEFICIENCY
Share Capital (Note 9)
Authorized
An unlimited number of class "A" common shares, without par value
Issued
14,318,189 class "A" common shares	38,530,441	38,530,441
Equity component of convertible debentures (Note 8)	446,027	446,027
Contributed surplus (Note 9 b, c, and d)	832,124	752,525
Deficit	(42,181,147)	(40,989,452)
	(2,372,555)	(1,260,459)
	2,740,326	2,803,032

Basis of presentation (Note 2)
Commitments (Note 12)

The accompanying notes are an integral part of the consolidated financial statements.

On behalf of the Board,

Arthur G. Ritchie, Director	Wayne Musselman, Director

SAND Technology Inc.
Consolidated Operations and Comprehensive Loss
Years ended July 31, 2009, 2008 and 2007
(In Canadian dollars, unless otherwise noted)

	2009	2008	2007
	$	$	$
Revenue	7,049,237	6,998,472	6,728,540
Operating expenses
Cost of sales and product support	1,396,224	1,470,215	1,666,331
Research and development costs, net	1,960,295	1,971,813	2,215,146
Amortization of capital assets and other assets
(Note 4)	63,643	187,517	201,274
Selling, general and administrative expenses	4,507,118	4,411,736	5,100,057
	7,927,280	8,041,281	9,182,808
Loss from operations	(878,043)	(1,042,809)	(2,454,268)

Interest expenses (Note 4)	(313,652)	(229,141)	(72,256)

Net loss and comprehensive loss	(1,191,695)	(1,271,950)	(2,526,524)

Basic and diluted loss per share (Note 9e)	(0.08)	(0.09)	(0.19)

Basic and diluted weighted average number of
common shares outstanding	14,318,189	14,318,189	13,094,288

The accompanying notes are an integral part of the consolidated financial statements.

SAND Technology Inc.
Consolidated Shareholders’ Deficiency
Years ended July 31, 2009, 2008 and 2007
(In Canadian dollars, unless otherwise noted)

	Share Capital
			Equity			Shareholders'
	Number of		component of	Contributed		equity
	shares	Amount	convertible	surplus	Deficit	(deficiency)
			debentures
		$	$	$	$	$

Balance as at July 31, 2006	12,818,189	38,024,756		103,000	(37,190,978)	936,778
Common share issuance	1,500,000	675,795				675,795
Net Loss					(2,526,524)	(2,526,524)
Warrants issuance (Note 9)		(170,110)		170,110
Stock-based compensation (Note 9)				32,000		32,000
Balance as at July 31, 2007	14,318,189	38,530,441		305,110	(39,717,502)	(881,951)
Net Loss					(1,271,950)	(1,271,950)
Stock-based compensation (Note 9)				144,000		144,000
Convertible debentures
issuance (equity component)
(Note 8)			446,027			446,027
Warrants issuance with the
convertible debentures (Note 9)				303,415		303,415
Balance as at July 31, 2008	14,318,189	38,530,441	446,027	752,525	(40,989,452)	(1,260,459)
Net Loss					(1,191,695)	(1,191,695)
Stock-based compensation (Note 9)				79,599		79,599
Balance as at July 31, 2009	14,318,189	38,530,441	446,027	832,124	(42,181,147)	(2,372,555)

The accompanying notes are an integral part of the consolidated financial statements.

SAND Technology Inc.
Consolidated Cash Flows
Years ended July 31, 2009, 2008 and 2007
(In Canadian dollars, unless otherwise noted)

	2009	2008	2007
	$	$	$
OPERATING ACTIVITIES
Net loss	(1,191,695)	(1,271,950)	(2,526,524)
Non-cash items
Amortization of capital assets and other assets	63,643	187,517	201,274
Stock-based compensation	79,599	144,000	32,000
Amortization of the debt component of the
convertible debentures discount	83,879	17,966	-
Amortization of deferred credits	(29,337)	(29,337)	(29,337)
Changes in working capital items
Accounts receivable	189,668	9,090	(96,670)
Unbilled receivable	135,770	(245,184)	-
Prepaid expenses	(11,465)	64,740	(57,738)
Accounts payable and accrued liabilities	(324,673)	251,459	365,234
Deferred revenue	570,497	(193,630)	74,176
Cash flows from operating activities (a)	(434,114)	(1,065,329)	(2,037,585)

INVESTING ACTIVITIES
Purchase of capital assets and cash flows from
investing activities	(24,781)	(17,315)	(40,730)

FINANCING ACTIVITIES
Due to a shareholder	749,024	517,557	320,683
Convertible debentures issuance	-	1,009,819	-
Share capital issuance	-	-	675,795
Cash flows from financing activities	749,024	1,527,376	996,478

Net increase (decrease) in cash	290,129	444,732	(1,081,837)
Cash, beginning of year	775,443	330,711	1,412,548
Cash, end of year	1,065,572	775,443	330,711

(a) Additional information
Interest paid	37,171	112,962	29,648

The accompanying notes are an integral part of the consolidated financial statements.

SAND Technology Inc.
Notes to Consolidated Financial Statements
July 31, 2009
(In Canadian dollars, unless otherwise noted)

1 - NATURE OF OPERATIONS

SAND Technology Inc. and its subsidiaries (the “Corporation”) is involved in the design, development, marketing and support of software products and services that reduce large amounts of data into a tiny footprint and enable users to retrieve usable business information from large amounts of data. The software products, collectively known as the SAND/DNA Product Suite, are designed to provide an efficient and cost effective way for business users to make fast and easy inquiries of large databases without the intervention of specialist information technology professionals.

2 - BASIS OF PRESENTATION

The financial statements have been prepared in accordance with Canadian generally accepted accounting principles (GAAP) and on the basis of the going concern assumption, meaning that it is reasonably assumed that the Corporation will be able to realize its assets and discharge its liabilities in the normal course of operations.

In light of operating losses suffered in the current and past years, the Corporation's ability to realize its assets and discharge its liabilities depends on the continued financial support of its shareholders and debenture holders, its ability to obtain additional financing and its ability to achieve revenue growth. The Corporation is executing a business plan to allow it to continue as a going concern which is to continue to search for additional sources of debt and equity financing, and achieve profitability through cost containment and revenue growth. There can be no assurance that the Corporation’s activities will be successful.

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

SAND Technology Inc.
Notes to Consolidated Financial Statements
July 31, 2009
(In Canadian dollars, unless otherwise noted)

3 - ACCOUNTING POLICIES

CURRENT ACCOUNTING POLICIES

Accounting estimates

The preparation of financial statements in accordance with Canadian GAAP requires management to make estimates and assumptions that affect the amounts recorded in the financial statements and notes to financial statements. These estimates are based on management's best knowledge of current events and actions that the Corporation may undertake in the future. The most significant estimates relate to the establishment of fair value of the components of convertible debentures, accounting for options, Share Award Plan, warrants and evaluation of R&D provision. Actual results may differ from these estimates.

Principles of consolidation

The consolidated financial statements include the accounts of SAND Technology Inc. and its wholly-owned subsidiaries which are located in Germany, United Kingdom, Ireland and United States. All intercompany transactions and balances have been eliminated.

Revenue recognition

The Corporation generates revenues principally through two sources: software licences and services. Software licence revenues are normally generated from licensing the perpetual use of the Corporation’s software products. Service revenues are generated from sales of maintenance, implementation, consulting and training services performed for customers that licence the Corporation’s products.

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

SAND Technology Inc.
Notes to Consolidated Financial Statements
July 31, 2009
(In Canadian dollars, unless otherwise noted)

3 – ACCOUNTING POLICIES (Continued)

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

Amounts received in advance of the delivery of products or performance of services are classified as deferred revenue. Revenues recognized in advance of invoicing to the customer are recorded as unbilled receivables where the collection of the receivable is probable.

Capital assets

Capital assets are recorded at cost and are amortized over their estimated useful lives using the straight-line method over the following periods:

Periods
Furniture and equipment	5 years
Computer equipment	3 years
Leasehold improvements	Over the lease term of 10 years

Other assets

Contract costs were comprised of an amount paid to a vendor upon the transfer of a long-term service contract and were amortized rateably over the term of the contract which ended in 2008.

SAND Technology Inc.
Notes to Consolidated Financial Statements
July 31, 2009
(In Canadian dollars, unless otherwise noted)

3 – ACCOUNTING POLICIES (Continued)

Impairment of long-lived assets

Capital assets subject to amortization are tested for recoverability when events or changes in circumstances indicate that their carrying amount may not be recoverable. The carrying amount of a long-lived asset is not recoverable when it exceeds the sum of the undiscounted cash flows expected from its use and eventual disposal. In such a case, an impairment loss must be recognized and is equivalent to the excess of the carrying amount of a long-lived asset over its fair value.

Share issuance costs

Costs directly identifiable with the raising of share capital financing are charged against share capital. Share issuance costs incurred in advance of share subscriptions are recorded as non-current deferred assets. Share issuance costs related to uncompleted share subscriptions are charged to operations.

Financing costs and transaction costs

Financing costs associated with the issuance of debt are recorded directly against net income. Transaction costs, such as legal fees, that are directly attributable to the acquisition of financial assets or incurrence of financial liabilities are recorded directly against net income.

Research and development costs

Research costs are charged to operations in the period in which they are incurred. Development costs are expensed as incurred unless a project meets the criteria under Canadian generally accepted accounting principles for deferral and amortization. The Corporation has not deferred any such development costs to date. Related tax credits are recorded as a reduction of research and development costs. These tax credits must be examined and approved by the tax authorities and it is possible that the amounts granted will differ from the amounts recorded.

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
July 31, 2009
(In Canadian dollars, unless otherwise noted)

3 – ACCOUNTING POLICIES (Continued)

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

Loss per share

Per share computations are based on the weighted average number of shares outstanding during the year. The dilutive effect of options, shares from the Share Award Plan, and warrants is determined using the treasury stock method. The “if-converted” method is used with regards to the effect of the convertible debentures.

Stock-based compensation and other stock-based payments

The Corporation uses the fair value method to account for stock-based compensation. This method consists of recording expenses to earnings based on the exercise terms and conditions of the options granted. The fair value is calculated using the Black-Scholes option pricing model.

For stock options, when options are exercised, any consideration paid and any amount recorded under stock-based compensation are credited to the share capital. When options are forfeited, any amount recorded under stock-based compensation related to the forfeited options is debited to the contributed surplus. See Note 9 for additional information.

For the share awards, when the awards are issued, any amounts recorded under stock-based compensation are credited to the share capital. When the awards are forfeited, any amount recorded under stock-based compensation related to the forfeited awards is debited to the contributed surplus. See Note 9 for additional information.

SAND Technology Inc.
Notes to Consolidated Financial Statements
July 31, 2009
(In Canadian dollars, unless otherwise noted)

3 – ACCOUNTING POLICIES (Continued)

Guarantees

In the normal course of its operations, the Corporation has entered into agreements that contain certain features which meet the definition of a guarantee under the guidance provided by Accounting Guideline AcG–14 – Disclosure of Guarantees.

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

In addition, the Corporation has provided warranties as part of the sale of its subsidiary, ClarityBlue Limited on July 31st, 2003, for claims against it related to conditions existing prior to the sale. The warranties expire in 2010.

Financial assets and liabilities

On initial recognition, all financial assets and liabilities are measured and recognized at their fair value.

Subsequently, financial assets and liabilities are measured and recognized as follows:

  Cash is classified as held-for-trading financial assets. It is measured at fair value and changes in fair value are recognized in operations.

  Trade accounts receivable and unbilled receivable are classified as loans and receivable. They are measured at amortized cost, which is generally the initially recognized amount, less any allowance for doubtful accounts.

  Accounts payable and accrued liabilities, due to a shareholder and convertible debentures are classified as other financial liabilities. They are measured at amortized cost using the effective interest rate method, except for due to a shareholder which is at cost. Interest calculated using the effective interest method is presented in operations under Interest expenses.

SAND Technology Inc.
Notes to Consolidated Financial Statements
July 31, 2009
(In Canadian dollars, unless otherwise noted)

3 - ACCOUNTING POLICIES (Continued)

ADOPTION OF NEW ACCOUNTING POLICIES

Capital disclosures

The Canadian Institute of Chartered Accountants (CICA) issued CICA Handbook Section 1535, "Capital Disclosures", which establishes standards for disclosing information about a company’s capital and how it is managed. It describes the disclosure of the company’s objectives, policies and processes for managing capital, the quantitative data about what the company regards as capital, whether the company has complied with any capital requirements, and, if it has not complied, the consequences of such non-compliance. As a result of the adoption of this standard, additional disclosures on financial and capital management have been included in Note 14.

Financial instruments – disclosures

CICA Handbook Section 3862, "Financial Instruments – Disclosures", describes the required disclosures for the assessment of the significance of financial instruments for a company’s financial position and performance and of the nature and extent of risk arising from financial instruments to which the company is exposed and how the company manages those risks. As a result of the adoption of this standard, additional disclosures on the risks of certain financial instruments have been included in Note 15.

Financial instruments – presentation

CICA Handbook Section 3863, "Financial Instruments – Presentation", establishes standards for the presentation of financial instruments and non-financial derivatives. It deals with the classification of financial instruments, from the perspective of the issuer, between liabilities and equity; the classification of related interest, dividends, losses and gains; and the circumstances in which financial assets and financial liabilities are offset. The adoption of this standard had no financial impact on the Corporation’s consolidated financial statements.

Credit risk and the fair value of financial assets and financial liabilities

In January 2009, the Emerging Issues Committee of the CICA issued EIC-173, “Credit risk and the fair value of financial assets and financial liabilities”. EIC-173 provides guidance on how to take into account an entity’s own credit risk and the credit risk of the counterparty in determining the fair value of financial assets and financial liabilities, including derivative instruments, for presentation and disclosure purposes. The adoption of this standard had no financial impact on the Corporation’s consolidated financial statements.

SAND Technology Inc.
Notes to Consolidated Financial Statements
July 31, 2009
(In Canadian dollars, unless otherwise noted)

3 - ACCOUNTING POLICIES (Continued)

FUTURE ACCOUNTING CHANGES

Accounting changes (amendment)

In July 2009, the AcSB amended CICA Section 1506, “Accounting Changes” to exclude from its scope, changes in accounting policies upon complete replacement of entity's primary basis of accounting, for example, in the change to International Financial Reporting Standards. This amendment applies to interim and annual financial statements relating to fiscal years beginning on or after July 1, 2009.

Financial instruments – disclosures (amendment)

In June 2009, the AcSB amended CICA Section 3862, “Financial Instruments – Disclosure” to include certain requirements related to financial instrument disclosure in response to amendments issued by the International Accounting Standards Board. The amendments are consistent with its strategy to adopt IFRS and to ensure the existing disclosure requirements for financial instruments are converged to IFRS to the extent possible. The new disclosure standards require disclosure of fair values based on a fair value hierarchy as well as enhanced discussion and quantitative disclosure related to liquidity risk. The amended disclosure requirements are effective for annual financial statements relating to fiscal years ending after September 30, 2009. The Corporation is currently evaluating the impact of the adoption of this requirement on the consolidated financial statements.

4 – INFORMATION ON EARNINGS

Amortization expense of contract costs amounted to $0 in 2009 ($110,847 in 2008 and $110,846 in 2007). Amortization expense of capital assets amounted to $63,643 in 2009 ($76,670 in 2008 and $90,428 in 2007).

	2009	2008	2007
	$	$	$

Amortization of the debt component of the
convertible debentures discount (Note 8)	(83,880)	(17,966)	-
Interest expense - due to shareholders	(220,320)	(198,000)	(72,256)
Interest expense - other	(9,452)	(13,175)	-
Interest expenses	(313,652)	(229,141)	(72,256)

SAND Technology Inc.
Notes to Consolidated Financial Statements
July 31, 2009
(In Canadian dollars, unless otherwise noted)

5 - CAPITAL ASSETS

			July 31, 2009

	Cost	Accumulated	Net Book
		amortization	Value
	$	$	$
Furniture and equipment	322,463	322,463	-
Computer equipment	668,047	628,710	39,337
Leasehold improvements	287,610	243,495	44,115
	1,278,120	1,194,668	83,452

			July 31, 2008
		Accumulated	Net Book
	Cost	amortization	Value
	$	$	$
Furniture and equipment	322,463	320,582	1,881
Computer equipment	643,266	598,258	45,008
Leasehold improvements	287,610	212,185	75,425
	1,253,339	1,131,025	122,314

6 - ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

	2009	2008
	$	$
Trade accounts payable	675,477	924,656
Salaries and commission payable	182,362	173,226
Sales taxes payable	145,063	229,693
	1,002,902	1,327,575

SAND Technology Inc.
Notes to Consolidated Financial Statements
July 31, 2009
(In Canadian dollars, unless otherwise noted)

7- DUE TO A SHAREHOLDER

During the fiscal year 2009, the Corporation obtained an additional loan from a significant shareholder who is also the President and Chief Executive Officer. Under the loan agreement, a maximum of $250,000 of funds is available. As at July 31, 2009, an amount of $188,532 was used and is repayable within 30 days of the receipt of a written demand from the shareholder. The loan bears interest at 15% and it is payable on the last business day of each calendar month.

During the fiscal year 2008, the Corporation obtained a loan from a significant shareholder who is also the President and Chief Executive Officer. Under the loan agreement, a maximum of $400,000 of funds is available. As at July 31, 2009, an amount of $68,995 is outstanding and is repayable within 30 days of the receipt of a written demand from the shareholder. The loan bears interest at 15% and it is payable on the last business day of each calendar month.

During the fiscal year 2007, the Corporation received a loan from a significant shareholder who is also the President and Chief Executive Officer. The loan originated from amounts owed by the Company to the shareholder by virtue of his employment contracts. As at July 31, 2009, an amount of $1,605,616 was outstanding and repayable within 90 days of the receipt of a written demand from the shareholder. The loan bears interest at 15% and it is payable on the last business day of each calendar month. As well, as part of his employment contract, he is entitled to a bonus based on the gross revenues resulting from the licensing, sale or other disposition of Nucleus software. As at July 31, 2009, an amount of $153,582 was outstanding.

In conjunction with the ratification of the loan agreement formalized in 2007, the Corporation also issued 103,061 warrants, each warrant entitling the significant shareholder to purchase one class "A" common share of the Corporation at a price of US$0.44 per share and each warrant being valid for the term of the agreement. (Please see Note 9 for additional information.) The residual valuation method was used to allocate the proceeds between the liability component and the equity component. The value of the liability component was determined to be the face value of the debt because there is no maturity date and by difference, the value of the equity instrument was determined to be nil.

During the fiscal year 2008, an inter-creditor priority agreement was signed when the Corporation issued the secured convertible debentures described in Note 8. The parties agreed that the sums owing under the debentures will be paid by the Corporation to debenture holders and the trustee in priority to the sums owing by the Corporation to the principal shareholder subject to the fact that for each $2 paid to the debenture holders, the Corporation shall remit $1 to the principal shareholder as repayment for the sums representing the principal amount only.

SAND Technology Inc.
Notes to Consolidated Financial Statements
July 31, 2009
(In Canadian dollars, unless otherwise noted)

8 - CONVERTIBLE DEBENTURES

On April 18, 2008, the Corporation issued secured convertible debentures ("Convertible Debentures") on a private placement basis and received proceeds of $1,009,819 (US$1,002,600) for the issue of a total of 1,114 units. Each unit consists of one 8% Convertible Debenture due December 31, 2017, having a nominal value of US$900, redeemable at the option of the Corporation if the bid price of the common share has been above $1.50 for 60 consecutive trading days, and convertible at the option of the holder into class "A" common shares at US$0.45 per share and 1,000 share purchase warrants of the Corporation. Each warrant entitles its holder to purchase one additional common share (warrant share) of the Corporation at a price of US$0.70 per warrant share at any time until the earlier of the close of business on the day which is 36 months from April 18, 2008 or the sixtieth consecutive trading day in which the bid price of the common shares has been above US$1.50. Interest is calculated at the rate of 8% per annum, payable in kind, i.e. in common shares at a rate of US$0.45 per share. The interest is due on each conversion date (date when that principal amount is being converted) subsequent to January 1, 2009, and on the maturity date. The financing is secured by a first rank hypothec on all of the Corporation’s property and assets, movable and immovable, corporeal and incorporeal, present and future, of every kind and nature for the principal amount and accrued interest. The proceeds from the private placement will be used to increase marketing and advertising capital needs and expansion.

For accounting purposes, the debenture contains both a liability component and an equity component being the share warrants, conversion option and the interest payable in shares, which have been separately presented in the consolidated balance sheet:

  The liability component of the Convertible Debentures was originally calculated using the present value of the cash flows of principal and interest payments using a discount rate of 15%, which in management’s opinion, approximated an interest rate applicable to non-convertible secured debt. The amount calculated, at the issue date, for the carrying amount of the debt component is $260,377. The carrying value of the debentures is being accreted to their face value over their life to maturity (December 31, 2017). The accretion expense (amortization of the debt component of the convertible debentures discount) is included in interest expense in the consolidated statement of operations and comprehensive loss. The debt issuance costs have been recorded directly against net income. The amortization of the debt component of the convertible debentures discount for the year ended July 31, 2009 is $83,880;

SAND Technology Inc.
Notes to Consolidated Financial Statements
July 31, 2009
(In Canadian dollars, unless otherwise noted)

8 - CONVERTIBLE DEBENTURES (Continued)

  The carrying amount of the equity component, at the issue date, was valued at $749,442, determined by deducting the carrying amount of the liability component from the gross proceeds received on the compounded instrument. The value of the equity components includes the fair value of the share warrants, conversion option and the interest payable in shares. The fair value of the warrants was estimated at $303,415. This amount was recorded to contributed surplus. The fair value of the warrants at the time the convertible debentures were issued was estimated using the Black-Scholes option pricing model with the following assumptions:
Dividend yield	–
Expected volatility	90%
Risk-free interest rate	3.25%
Expected life	3 years

The remaining balance represents the fair value of the conversion option and the interest payable in shares in the amount of $446,027. This amount was recorded in a separate caption of shareholders’ deficiency as the equity component of the convertible debentures.

9 - SHARE CAPITAL

a) Authorized and issued

2009 transactions

During the fiscal year 2009, the Corporation did not conduct any transactions that impacted the share capital.

2008 transactions

During the fiscal year 2008, the Corporation did not conduct any transactions that impacted the share capital.

SAND Technology Inc.
Notes to Consolidated Financial Statements
July 31, 2009
(In Canadian dollars, unless otherwise noted)

9 – SHARE CAPITAL (Continued)

2007 transactions

During the fiscal year 2007, the Corporation concluded a private placement and issued 1,500,000 common shares at a price of US$0.40 per share for a total cash proceeds of $675,795. In addition, the Corporation issued 750,000 warrants entitling two shareholders to purchase up to 750,000 shares of the Corporation at a price of US$0.60 for three years.

The fair value of the warrants at the time they were granted was estimated at $170,110. This amount was recorded as contributed surplus. The fair value of the warrants at the time they were granted were estimated using the Black-Scholes option pricing model with the following assumptions:

Dividend yield	-
Expected volatility	90%
Risk-free interest rate	4.40%
Expected life	3 years

b) Warrants

The following table summarizes information about the Corporation’s share warrants described in Notes 7, 8 and 9:

July 31, 2009
		Weighted	Weighted
		average	average
	Number of	remaining	exercise
	warrants	life (years)	price
US$
Outstanding and exercisable, beginning and end of
year	1,967,061	1.3	0.65

		July 31, 2008
		Weighted	Weighted
		average	average
	Number of	remaining	exercise
	warrants	life (years)	price
			US$
Outstanding, beginning of year	853,061	2.8	0.58
Granted	1,114,000	2.7	0.70
Granted, outstanding and exercisable, end of year	1,967,061	2.3	0.65

SAND Technology Inc.
Notes to Consolidated Financial Statements
July 31, 2009
(In Canadian dollars, unless otherwise noted)

9 – SHARE CAPITAL (Continued)

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

The Share Award Plan is intended to promote the interests of the Corporation by (i) aiding the retention and facilitating the recruitment of outstanding personnel by providing incentive compensation opportunities; and (ii) matching employees’ financial interests with those of the Corporation’s shareholders. The administrator has the authority to determine terms and conditions of each award granted.

The following table presents the share award compensation expense included in selling, general and administrative expenses for the year ended July 31, 2009 and 2008. The table also presents the assumptions used to determine the fair value of the share awards granted during 2008, using the Black-Scholes option pricing model:

	2009	2008

Compensation cost	$60,026	$44,000
Fair value	$-	$180,000

Dividend yield		-
Expected volatility (a)		90%
Risk-free interest rate (a)		4.0%
Expected life (a)		3 years
Vesting period		3 years
Number of common shares granted but not yet issued		407,500

(a) Weighted average assumptions.

SAND Technology Inc.
Notes to Consolidated Financial Statements
July 31, 2009
(In Canadian dollars, unless otherwise noted)

9 – SHARE CAPITAL (Continued)

d) Stock option plans

The Corporation has two stock option plans:

•	Under the 1996 Stock Incentive Plan, the Corporation may grant options to its regular full-time employees and those of its subsidiaries up to a maximum of 1,100,000 class "A" common shares;

•

Under the 1996 Stock Option Plan, the Corporation may grant options to its regular full-time employees and non-employee directors and those of its subsidiaries up to a maximum of 900,000 class "A" common shares.

Under both plans, the exercise price of each option is not less than the market price of the Corporation’s shares on the Over the Counter Bulletin Board (OTC BB) on the day prior to the date of grant. Options vest equally over a five-year period and the options’ maximum term is 10 years except for three key employees for which management allows an extension of 10 years for the options already expired.

Options granted after 2003 fiscal year

The following table summarizes information about the Corporation’s stock options:

		2009		2008		2007
		Weighted		Weighted		Weighted
		average		average		average
	Number of	exercise	Number of	exercise	Number of	exercise
	options	price	options	price	options	price
	(000s)	$ US	(000s)	$ US	(000s)	$ US
Outstanding, beginning of period	556	1.03	1,169	1.52	1,041	1.59
Granted	-		-		288	1.00
Forfeited	-		(577)	1.92	(160)	1.00
Expired	(5)	6.50	(36)	1.92	-
Outstanding, end of period	551	0.98	556	1.03	1,169	1.52

Options exercisable, end of period	404	0.98	359	1.05	728	1.79

SAND Technology Inc.
Notes to Consolidated Financial Statements
July 31, 2009
(In Canadian dollars, unless otherwise noted)

9 – SHARE CAPITAL (Continued)

The following table summarizes significant ranges of exercise prices of outstanding options held by directors, officers and employees as of July 31, 2009:

		Options outstanding		Options exercisable
		Weighted	Weighted		Weighted
	Number of	average	average	Number of	average
Range of exercise prices	Options	remaining	exercise	options	exercise
		life (years)	price		price
	(000s)		(US$)	(000s)	(US$)
Less than US$1.00	160	6.97	0.69	160	0.67
US$1.00 to US$1.49	380	5.83	1.00	233	1.00
US$3.00 to US$3.99	5	8.40	4.00	5	4.00
US$5.00 to US$5.99	5	1.17	5.00	5	5.00
US$6.00 to US$6.99	1	0.43	6.31	1	6.31
	551	6.14	0.98	404	0.98

The following table presents the stock-based compensation expense included in selling, general and administrative expenses for the years ended July 31, 2009, 2008 and 2007. The table also presents the assumptions used to determine the stock-based compensation expense for the options granted during 2007, using the Black-Scholes option pricing model:

	2009	2008	2007

Compensation cost	$19,573	$100,000	$32,000
Fair value	$-	$80,000	$74,300

Dividend yield			-
Expected volatility (a)			90%
Risk-free interest rate (a)			4.0%
Expected life (a)			7 years
Number of options granted			287,500

(a) Weighted average assumptions.

SAND Technology Inc.
Notes to Consolidated Financial Statements
July 31, 2009
(In Canadian dollars, unless otherwise noted)

9 – SHARE CAPTIAL (Continued)

e) Loss per share

Shares from Share Award Plan, options, warrants and the effect of convertible debentures described in Notes 7, 8 and 9 were not included in the diluted loss per share calculation because the Corporation incurred a loss, and inclusion would have created an anti-dilutive effect.

10 - RESEARCH AND DEVELOPMENT COSTS

The net amounts of research and development costs presented in the consolidated statements of operations and comprehensive loss have been determined as follows:

	2009	2008	2007
	$	$	$
Research and development expenses	2,120,295	2,205,793	2,315,146
Government assistance
Investment tax credits (a)	(160,000)	(233,980)	(100,000)

	1,960,295	1,971,813	2,215,146

(a)

In fiscal 2008: The Corporation’s investment tax credit claims previously submitted for the fiscal year ended July 31, 2007 were reviewed by the tax authorities. Following a positive review, the Corporation collected $233,980 more than what had been originally recorded and no investment tax receivable had been recorded for the fiscal year 2008.

SAND Technology Inc.
Notes to Consolidated Financial Statements
July 31, 2009
(In Canadian dollars, unless otherwise noted)

11 - INCOME TAXES

The reconciliation of income taxes at Canadian statutory rates with the reported income taxes is as follows:

	2009	2008	2007
	$	$	$
Income tax recovery at Canadian statutory rates	(370,000)	(475,000)	(785,000)
Non-recording of benefit from losses carried forward	(370,000)	(475,000)	(785,000)
	-	-	-

The significant components of the Corporation’s future income tax assets and liabilities are as follows:

	2009	2008
	$	$
Future income tax assets
Losses carried forward	16,185,000	15,000,000
Capital assets	180,000	185,000
Research and development	3,786,000	1,700,000
	20,151,000	16,885,000
Future income tax liabilities
Convertible debentures	23,000	-
	20,128,000	16,885,000
Less: valuation allowance	(20,128,000)	(16,885,000)
Net future income taxes	-	-

As at July 31, 2009, the Corporation has non-capital losses carried forward to reduce future taxable income for Canadian federal and provincial tax purposes as well as American, British and German tax purposes of approximately $12,200,000 and $12,100,000, US$23,200,000, £66,000 and €4,300,000, respectively, expiring at various dates to 2028. In addition, the Corporation has unclaimed research and development expenditures carried forward of approximately $14,700,000, which can be used to reduce taxable income at any time in the future, and investment tax credits of approximately $3,540,000, which can be applied against future Canadian federal income taxes payable, expiring at various dates to 2018. The benefits of these items have not been recognized in the consolidated financial statements.

SAND Technology Inc.
Notes to Consolidated Financial Statements
July 31, 2009
(In Canadian dollars, unless otherwise noted)

12 - COMMITMENTS

The Corporation is committed under operating leases through 2015 for the rental of buildings for a total amount of $912,501. The minimum payments due in each of the forthcoming years are as follows:

$
2010	402,360
2011	259,991
2012	75,045
2013	75,045
2014	75,045
2015	25,015
912,501

SAND Technology Inc.
Notes to Consolidated Financial Statements
July 31, 2009
(In Canadian dollars, unless otherwise noted)

13 – SEGMENTED INFORMATION

The Corporation is considered to have only one reportable business segment in two geographic areas. Both the North American and European areas market the SAND/DNA Product suite. The accounting policies of the geographic areas are the same as described in the summary of accounting policies. The Corporation evaluates geographic areas’ performance based on income before income taxes. Sales for each geographic area are based on the location of the third party customer. All intercompany transactions between areas have been eliminated.

	North
	America	Europe	Total
	$	$	$
2009
Revenue	2,688,679	4,360,558	7,049,237
Income (loss) before income taxes	(2,875,549)	1,683,854	(1,191,695)
Identifiable assets	1,211,600	1,445,274	2,656,874
Capital assets	55,524	27,928	83,452

2008
Revenue	2,410,048	4,588,424	6,998,472
Income (loss) before income taxes	(2,352,852)	1,080,902	(1,271,950)
Identifiable assets	816,377	1,986,655	2,803,032
Capital assets	90,608	31,706	122,314

2007
Revenue	1,941,034	4,787,506	6,728,540
Income (loss) before income taxes	(3,789,146)	1,262,622	(2,526,524)
Identifiable assets	795,121	1,562,027	2,357,148
Capital assets	128,395	53,274	181,669
Other assets	-	110,847	110,847

SAND Technology Inc.
Notes to Consolidated Financial Statements
July 31, 2009
(In Canadian dollars, unless otherwise noted)

14 – CAPITAL MANAGEMENT

The Corporation’s capital management objectives are to ensure the Corporation’s ability to continue as a going concern and to provide an adequate return to shareholders through the optimization of the debt and equity balance. The Corporation’s capital is described to be due to a shareholder, convertible debentures less cash and shareholders’ equity. The Corporation manages its capital structure and makes adjustments to it in the light of its expected business growth and changes in economic conditions. In order to maintain or adjust the capital structure, the Corporation may return capital to the shareholders, issue new shares or issue new debt.

	July 31, 2009	July 31, 2008
	$	$
Due to a shareholder	2,016,725	1,267,701
Convertible debentures	362,222	278,343
Total Debt	2,378,948	1,546,044
Less Cash	1,065,572	775,443
Net Debt	1,313,375	770,601

Shareholders' deficiency
Share capital	38,530,441	38,530,441
Equity component of convertible debentures	446,027	446,027
Contributed surplus (Note 9b)	832,124	752,525
Deficit	(42,181,147)	(40,989,452)
	(2,372,555)	(1,260,459)

Adjusted Capital	(1,059,180)	(489,858)

15 – FINANCIAL RISK MANAGEMENT OBJECTIVES AND POLICIES, AND FINANCIAL RISKS

Financial Management

Management’s objective is to minimize the risk exposure to the Corporation against various financial risks which include credit risk, currency risk and liquidity risk. The Corporation does not use derivative financial instruments to minimize such risk.

a) Interest rate risk

Interest rate risk is the risk that the future cash flows or the fair value of a financial instrument will fluctuate because of changes in market interest rate. The majority of the company's debt is at fixed rates. Accordingly, there is limited exposure to cash flow but a risk in changes of fair value resulting from interest rate fluctuations.

SAND Technology Inc.
Notes to Consolidated Financial Statements
July 31, 2009
(In Canadian dollars, unless otherwise noted)

15 - FINANCIAL RISK MANAGEMENT OBJECTIVES AND POLICIES, AND FINANCIAL RISKS (Continued)

b) Credit risk

Credit risk is the risk that one party to a financial instrument will fail to discharge an obligation and cause the other party to incur a financial loss. The Corporation’s maximum exposure to credit risk is limited to the carrying amount of financial assets recognized at the reporting date.

The Corporation’s credit risk exposure is detailed as follows:

	2009	2008
	$	$
Cash	1,065,572	775,443
Accounts receivable	1,384,199	1,573,867
Unbilled receviable	109,414	245,184
	2,559,185	2,594,494

The Corporation minimizes its exposure to credit risk by placing its cash with major banks. Management considers these major banks to be at low risk of loss.

The credit risk exposure through the Corporation’s accounts receivable is mitigated by selling software licenses, maintenance and consulting for invoicing with short credit terms. Software maintenance contracts are generally fully paid at the inception of service. In the normal course of operations, the Corporation evaluates the financial condition of its customers. Since most of the customers are relatively large companies in various industries, with a history of payment and all the accounts receivables are current, the allowance for doubtful accounts is nominal. In the year ended July 31, 2009, the Corporation generated approximately 11% of its revenue from one customer in Europe. No amounts were outstanding from that customer as at July 31, 2009. (For the year ended July 31, 2008, one customer in Europe represented 12% of the revenue (14% in 2007); however only 10% was outstanding as at July 31, 2008.) As such, management assesses the Corporation’s credit risk to be low.

SAND Technology Inc.
Notes to Consolidated Financial Statements
July 31, 2009
(In Canadian dollars, unless otherwise noted)

15 - FINANCIAL RISK MANAGEMENT OBJECTIVES AND POLICIES, AND FINANCIAL RISKS (Continued)

c) Currency risk

Currency risk is the risk that the value of a financial instrument will fluctuate due to changes in foreign exchange rates. The Corporation operates internationally and is exposed to risk from changes in foreign currency rates. The Corporation does not hold any financial instruments that mitigate this risk. Management minimizes this risk by paying the expenditures incurred in the local operations using the monies received in the local currency.

The Corporation is mainly exposed to fluctuations in the U.S. dollar, the Pound Sterling and the Euro. The following table details the Corporation’s sensitivity to a 30% strengthening of the U.S. dollar, a 30% strengthening of the Pound Sterling and a 20% strengthening of the Euro on net earnings and comprehensive income against the Canadian dollar. The sensitivity analysis includes foreign currency denominated monetary items and adjusts their translation at period end for the changes described above. For a weakening of the U.S. dollar, the Pound Sterling and the Euro by the same percentages against the Canadian dollar, there would be an equal and opposite impact on net loss and comprehensive loss. The sensitivity analysis was based on the fluctuations in foreign currency rate over the last 3 years. As such, management assess the Corporation’s currency risk to be high.

	US Dollar	UK Pound	Euro
	Impact	Sterling Impact	Impact

Net Income (loss) and comprehensive income (loss)	(202,553)	185,821	95,081

As at July 31, 2009 and July 31, 2008, the Corporation had the following monetary assets and liabilities denominated in foreign currencies included in its financial statements:

	July 31, 2009		July 31, 2008
	Current	Current	Current	Current
	assets	liabilities	assets	liabilities

U.S. Dollars	295,654	209,832	245,573	293,213
Pounds Sterling	992,216	866,932	1,436,050	1,143,269
Euros	453,058	818,172	791,303	825,074

SAND Technology Inc.
Notes to Consolidated Financial Statements
July 31, 2009
(In Canadian dollars, unless otherwise noted)

15 – FINANCIAL RISK MANAGEMENT OBJECTIVES AND POLICIES, AND FINANCIAL RISKS (Continued)

d) Liquidity risk

Liquidity risk is the risk that the Corporation is not able to meet its financial obligations as they fall due or can do so only at excessive cost. The Corporation manages this risk by regularly evaluating its liquid resources to fund its current and long-term obligations in a cost-effective manner.

The Corporation’s exposure to liquidity risk is mitigated through its continued ability to sell software licenses, services and software maintenance contracts and the prompt collection of accounts receivable. The Corporation controls its liquidity risk by managing its cash and cash flows using budgets and cash estimates.

The table below summarizes the Corporation’s financial liabilities and their due dates:

	Carrying	Due within 1	Due within 1 - 3
	Amount of	year	years
	Liability
	$	$	$
Accounts payable and accrued liabilities	1,002,902	1,002,902	-
Due to a shareholder	2,016,725	2,016,725	-
Convertible Debentures	362,222	-	-

As at July 31, 2009, there has been no significant change to the maturities of financial liabilities as such based on Note 2, management assesses the Corporation’s liquidity risk to be high.

SAND Technology Inc.
Notes to Consolidated Financial Statements
July 31, 2009
(In Canadian dollars, unless otherwise noted)

16 – FINANCIAL INSTRUMENTS

Fair value

Fair value is the amount that willing parties would accept to exchange a financial instrument based on the current market for instruments with the same risk, principal and remaining maturity. These estimates are affected by assumptions made about the amount and timing of estimated future cash flows, discount rates and terms of the contract. As a result, the fair values are not necessarily the net amounts that would be realized if these instruments were settled.

The fair value of cash, accounts receivable, unbilled receivable, accounts payable and accrued liabilities approximates their respective carrying value given their short-term maturities. The fair value of the due to a shareholder could not be determined since it is practically impossible to find a financial instrument on the market having substantially the same economic characteristics.

The fair value of the debt component of the convertible debentures was determined by discounting future cash flows using rates that the Corporation could use for convertible debentures with similar terms and conditions and maturity dates.

As at July 31, 2009, the classification of the financial instruments, as well as their carrying values and the fair values, are shown in the table below:

			Other	Total
	Held for	Loans and	financial	carrying	Fair value
	trading	receivables	liabilities	value
	$	$	$	$	$
Financial assets
Cash	1,065,572			1,065,572	1,065,572
Accounts receivable		1,384,199		1,384,199	1,384,199
Unbilled receivable		109,414		109,414	109,414

Financial liabilities
Accounts payable and accrued liabilities			1,002,902	1,002,902	1,002,902
Due to a shareholder			2,016,725	2,016,725
Convertible debentures			362,222	362,222	723,891

SAND Technology Inc.
Notes to Consolidated Financial Statements
July 31, 2009
(In Canadian dollars, unless otherwise noted)

17 - RECONCILIATION OF RESULTS REPORTED IN ACCORDANCE WITH CANADIAN GAAP TO U.S. GAAP AND OTHER SUPPLEMENTARY U.S. GAAP DISCLOSURES

Differences between Canadian and U.S. GAAP

The material differences between Canadian and U.S. GAAP affecting the Corporation's consolidated financial statements are detailed as follows:

	2009	2008
	$	$
1) Net loss reconciliation
Net loss - Canadian GAAP	(1,191,695)	(1,271,950)
Adjustments for:
Stock-based compensation (a)	(6,156)	(22,653)
Warrants (b)	215,779	(45,834)
Convertible Debentures (c)	536,596	(217,375)
Net loss - U.S. GAAP	(445,476)	(1,557,812)

Basic and diluted loss per share, U.S. GAAP	(0.03)	(0.11)

2) Long-term liabilities reconciliation
Total long-term liabilities - Canadian GAAP	362,222	278,343
Reconciling items
Warrants (b)	141,488	357,267
Convertible Debentures (c)	1,009,538	966,716
Total long-term liabilities - U.S. GAAP	1,513,248	1,602,326

3) Shareholders' deficiency reconciliation
Shareholders' deficiency - Canadian GAAP	(2,372,555)	(1,260,459)
Adjustments for:
Net loss reconciling items (see above)	746,219	(285,862)
Stock-based compensation (a)	6,156	22,653
Warrants (b)	(357,267)	(311,433)
Convertible Debentures (c)	(1,546,134)	(749,341)
Shareholders' deficiency - U.S. GAAP	(3,523,581)	(2,584,442)

SAND Technology Inc.
Notes to Consolidated Financial Statements
July 31, 2009
(In Canadian dollars, unless otherwise noted)

17 - RECONCILIATION OF RESULTS REPORTED IN ACCORDANCE WITH CANADIAN GAAP TO U.S. GAAP AND OTHER SUPPLEMENTARY U.S. GAAP DISCLOSURES (Continued)

a) Stock-based compensation

Under Canadian GAAP, stock-based compensation expense was accounted for using the fair value based method beginning August 1, 2005.

Under U.S. GAAP, effective August 1, 2005, the Corporation adopted SFAS No. 123 (revised 2004), "Share-based Payment", which requires that share-based payments (to the extent they are compensatory) be recognized based on their fair value and the estimated number of shares that the Corporation ultimately expects will vest and to be expensed over the applicable vesting period. The fair value of the unvested portion of the share-based payments granted prior to August 1, 2005 (the Corporation’s adoption date of SFAS No. 123(R)) is measured based on the grant date fair value of those awards previously calculated under SFAS No. 123, net of estimated forfeitures.

The impact for fiscal year 2009 was an increase in net loss by $6,156, an increase in contributed surplus and shareholders’ equity by $313,572. The impact for fiscal year 2008 was an increase in net loss by $22,653 and an increase in shareholders’ deficiency and contributed surplus by $307,416.

b) Share purchase warrants

Under Canadian GAAP, share purchase warrants are classified and accounted for as equity in the Corporation’s consolidated financial statements.

Under U.S. GAAP, SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities" it is required that share purchase warrants with an exercise price denominated in a currency other than its functional currency be classified and accounted for as a financial liability. As well, any gains or losses in fair value are recognized in earnings.

The impact for fiscal year 2009 was a decrease in net loss by $215,759, an increase in long-term liabilities by $141,488, a decrease in shareholders’ deficiency by $141,488 and a decrease in contributed surplus by $170,110. The impact for fiscal year 2008 was an increase in net loss by $45,834, an increase in long-term liabilities by $357,267 and a decrease in shareholders’ deficiency by $357,267 and a decrease in contributed surplus by $170,110.

SAND Technology Inc.
Notes to Consolidated Financial Statements
July 31, 2009
(In Canadian dollars, unless otherwise noted)

17 - RECONCILIATION OF RESULTS REPORTED IN ACCORDANCE WITH CANADIAN GAAP TO U.S. GAAP AND OTHER SUPPLEMENTARY U.S. GAAP DISCLOSURES (Continued)

c) Convertible debentures

Under Canadian GAAP, share purchase warrants of the convertible debentures are classified and accounted for as equity. Conversion option and the interest payable in shares are classified and accounted for as equity component of the convertible debentures.

The technical interpretation of U.S. GAAP, in accordance with SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities”, currently requires that share purchase warrants and conversion option with an exercise price denominated in a currency other than Corporation’s functional currency be classified and accounted for as financial derivative liabilities at fair value with changes in fair value recognized in net operations.

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

The impact for fiscal year 2009 was to decrease net loss by $536,596, decrease equity component by $446,027, increase long-term liabilities by $1,009,538, increase shareholders’ deficiency by $796,672 and decrease contributed surplus by $303,415. The impact for fiscal year 2008 was to increase net loss by $217,375, decrease equity component by $446,027, increase long-term liabilities by $966,717, decrease shareholders’ deficiency by $966,717 and decrease contributed surplus by $303,415.

SAND Technology Inc.
Notes to Consolidated Financial Statements
July 31, 2009
(In Canadian dollars, unless otherwise noted)

17 - RECONCILIATION OF RESULTS REPORTED IN ACCORDANCE WITH CANADIAN GAAP TO U.S. GAAP AND OTHER SUPPLEMENTARY U.S. GAAP DISCLOSURES (Continued)

Supplementary disclosures

The following items present other supplementary disclosures required under U.S. GAAP:

•	Accounts receivable are net of allowance for doubtful accounts of $4,140 ($6,756 in 2008).

•

Under U.S. GAAP, research and development investment tax credits (see Note 10) would be classified as a reduction of the income tax expense instead of a reduction of the related research and development costs.

•

Under Canadian GAAP, future income taxes are calculated based on enacted or substantially enacted tax rates applicable to future years. Under U.S. GAAP, only enacted rates are used in the calculation of future income taxes. This difference in GAAP did not result in a difference in the financial position, results of operations or cash flows of the Corporation for the years presented.

ADOPTION OF NEW ACCOUNTING POLICIES

SFAS No. 157, "Fair Value Measurement"

In September 2006, in an effort to increase consistency and comparability in fair value measurements, the Financial Accounting Standards Board (FASB) issued Statement No.157, "Fair Value Measurement”, which defines fair value, establishes guidelines for measuring fair value and expands disclosures regarding fair value measurements. SFAS No. 157 defines fair value as the price that would be received for an asset or the exit price that would be paid to transfer a liability in the principal or most advantageous market in an orderly transaction between participants at the measurement date. The standard creates a fair value hierarchy which prioritizes the inputs to valuation techniques used to measure fair value into three board levels as follows:

Level 1	Inputs to the valuation methodology are based on unadjusted quoted prices in active markets for identical assets or liabilities;

Level 2

Inputs to the valuation methodology are based on quoted prices in markets that are not active or inputs that are observable either directly or indirectly for substantially the full term of the asset or liability;

Level 3	Inputs to the valuation methodology are based on unobservable inputs that reflect the Corporation’s own assumptions about the assumptions market participants would use in pricing asset or liability

SAND Technology Inc.
Notes to Consolidated Financial Statements
July 31, 2009
(In Canadian dollars, unless otherwise noted)

17 - RECONCILIATION OF RESULTS REPORTED IN ACCORDANCE WITH CANADIAN GAAP TO U.S. GAAP AND OTHER SUPPLEMENTARY U.S. GAAP DISCLOSURES (Continued)

Financial assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.

In February 2008, the FASB issued FASB Staff Position FAS 157-2, “Effective date of FASB statement No. 157”, to provide a one-year deferral of the effective date of SFAS 157 for non-financial assets and non-financial liabilities, except those that are recognized or disclosed in financial statements at fair value on a recurring basis (that is, at least annually). For non-financial assets and non-financial liabilities subject to the deferral, the effective date of SFAS 157 is postponed to fiscal year beginning after November 15, 2008 and to interim periods within those fiscal years.

The Corporation’s financial instruments consist primarily of cash, accounts receivable, unbilled receivable, accounts payable and accrued liabilities, due to a shareholder and convertible debentures. Pursuant to SFAS No. 157, the fair value of cash is determined based on “Level 1” inputs, which consist of quoted prices in active markets for identical assets. The Corporation believes that the recorded values of accounts receivable, unbilled receivable, accounts payable and accrued liabilities approximate their current fair values because of the nature and respective maturity dates or durations. The fair value of the due to a shareholder could not be determined since it is practically impossible to find a financial instrument on the market having substantially the same economic characteristics. The fair value of the convertible debentures, including the share purchase warrants and the option to convert, is determined based on “Level 2” inputs, which consists of inputs derived principally from observable market data and input into model-derived valuations.

SFAS No. 165, "Subsequent Events"

In May 2009, the FASB issued Statement No. 165 “Subsequent Events”, which establishes general standards of accounting for and disclosure of events that occur after the balance sheet date but before the financial statements are issued or available to be issued. This Statement sets forth: (i) the period after the balance sheet date during which management of a reporting entity should evaluate events or transactions that may occur for potential recognition or disclosure in the financial statements; (ii) the circumstances under which an entity should recognize events or transactions occurring after the balance sheet date in its financial statements; and (iii) the disclosures that an entity should make about events or transactions that occurred after the balance sheet date. This Statement is effective for interim and annual periods ending after June 15, 2009.

The adoption of SFAS No.165 did not have an impact on the Corporation’s consolidated financial statements.

SAND Technology Inc.
Notes to Consolidated Financial Statements
July 31, 2009
(In Canadian dollars, unless otherwise noted)

17 - RECONCILIATION OF RESULTS REPORTED IN ACCORDANCE WITH CANADIAN GAAP TO U.S. GAAP AND OTHER SUPPLEMENTARY U.S. GAAP DISCLOSURES (Continued)

RECENT PRONOUNCEMENTS

SFAS No. 168, "The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles (GAAP)"

In June 2009, the FASB issued Statement No. 168 “The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles (GAAP)”. The Codification supersedes all then-existing non-SEC accounting and reporting standards to become the single source of authoritative non-governmental US GAAP. All other non-grandfathered non-SEC accounting literature not included in the Codification will become nonauthoritative. SFAS No.168 represents the final standard that the FASB will issue in the form of Statements, FASB Staff Positions, or Emerging Issues Task Force Abstracts. All subsequent standards will be issued as “Accounting Standard Updates”, which will serve only to update the Codification. The Codification and SFAS No.168 are effective for financial statements issued for interim and annual periods ending after September 15, 2009. The Corporation is currently evaluating the effect that the adoption of SFAS No. 168 will have on its consolidated results.

18 – SUBSEQUENT EVENTS

Effective November 1, 2009, Arthur G. Ritchie, President and Chief Executive Officer retired. He continues to be the Chairman of the board of directors. As a result of his retirement, his loan agreements have been ratified such that the amounts owing to him will be repaid in equal instalments over 3 years. The loan will continue to bear interest at 15% per annum and will be paid on a semi-annual basis. As well, an amendment was made to the inter-creditor priority agreement, whereby the parties agreed that the sums owing under the debentures will be paid by the Corporation to debenture holders and the trustee pari passu to the sums owing by the Corporation to the principal shareholder. So for every $1 paid to the debenture holders, the Corporation shall remit $1 to the principal shareholder.

In November 2009, the Corporation completed a non-brokered private placement where the Corporation issued 785,715 units for US$0.70 per unit, for total proceeds of US$550,000 to investors, one of whom effective November 1, 2009, is the President and Chief Executive Officer. Each unit consists of two Class “A” common share and one share purchase warrant, exercisable at a price of US$0.50 per warrant.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on Form 20-F on its behalf.

SAND TECHNOLOGY INC.

Dated: November 12, 2009	By: (s) Thomas O'Donnell
Thomas O'Donnell,
President and Chief Executive Officer