Form 20-F
period 2010-07-31
SAND TECHNOLOGY INC
filed 2010-11-26
CIK 753050

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

[ ]	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
[X]	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended July 31, 2010
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

     Mr. Tony J. Giuliano
(514) 939-3477
tony.giuliano@sand.com
215 Redfern Avenue, Suite 410
Westmount, Quebec, Canada H3Z 3L5
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

15,889,620 Class “A” Common Shares

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
[X] Yes    [ ] No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of "accelerated filer and large accelerated filer" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer	[ ]	Accelerated filer	[ ]	Non-accelerated filer	[X]

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP [ ]	International Financial Reporting Standards as issued By the International Accounting Standards Board [ ]	Other [X]

Indicate by check mark which financial statement item the registrant has elected to follow.

Item 17 [ ]     Item 18 [X]

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).
[ ] Yes     [X] No

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.
[ ] Yes     [X] No

- ii -

SAND TECHNOLOGY INC.
TABLE OF CONTENTS

- i -

- ii -

In this Annual Report on Form 20-F (the "Report"), unless we indicate otherwise or the context otherwise requires, “we”, “our”, “us”, “SAND” and the “Company” refer to SAND Technology Inc. and its consolidated subsidiaries and “shares” and “common shares” refer to our Class A Common Shares. References in this Report to a fiscal year means one of our fiscal years ending July 31.

Except where otherwise indicated, all dollar amounts stated in this Annual Report on Form 20-F are Canadian dollars.

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

A. Selected Financial Data

     The following table sets forth selected consolidated financial information with respect to SAND for the five (5) years ended July 31, 2010 and is extracted in part from the consolidated financial statements that have been audited by our auditors, Raymond Chabot Grant Thornton LLP for the fiscal years ended July 31, 2010 (included herein at Item 18), July 31, 2009, July 31, 2008, July 31, 2007 and July 31, 2006. The information set forth below is not necessarily indicative of the results of future operations and should be read in conjunction with and is qualified in its entirety by the consolidated financial statements included in Item 18.

     This selected financial data has been prepared in accordance with Canadian generally accepted accounting principles ("Canadian GAAP") which differs in certain respects from generally accepted accounting principles in the United States ("U.S. GAAP"). A discussion of the differences between Canadian GAAP and U.S. GAAP is contained in Note 20 to the audited Consolidated Financial Statements included in Item 18. Any monetary figure included in this Report is presented consistent with Canadian GAAP except where otherwise indicated.

     The selected financial data set forth below is stated in thousands of Canadian dollars (except per share amounts).

FIVE YEAR COMPARATIVE SUMMARY OF SELECTED FINANCIAL DATA (expressed in thousands of Canadian dollars unless otherwise indicated) (In accordance with Canadian GAAP)
Years ended July 31	2010	2009	2008	2007	2006
Operating results
Revenue	$6,562	$7,049	$6,998	6,729	$5,477
Cost of Sales and Product Support	($1,195)	($1,396)	($1,470)	($1,667)	($1,554)
Research and Development Costs	($1,458)	($1,960)	($1,972)	($2,215)	($2,442)
Selling, General and Administrative Expenses	($4,225)	($4,372)	($4,403)	($5,079)	($5,203)
Amortization	($53)	($64)	($187)	($201)	($248)
Loss from Operations	($369)	($743)	($1,034)	($2,433)	($3,970)

Other Income (Expense)	($377)	($449)	($238)	($93)	$43

Net Income (Loss)	($746)	($1,192)	($1,272)	($2,526)	($3,927)
Financial position
Working Capital (Deficiency)	($983)	($1,910)	($1,055)	($1,096)	$591
Total Assets	$2,117	$2,740	$2,803	$2,357	$3,445
Total Liabilities	$4,568	$5,113	$4,063	$3,239	$2,508
Capital Stock	$38,976	$38,530	$38,530	$38,530	$38,024
Shareholders' Equity (Deficit)	($2,451)	($2,373)	($1,260)	($882)	$937
Basic and Diluted Weighted Average Number of Shares Outstanding	15,467,702	14,318,189	14,318,189	13,094,288	12,818,189
Per share data (in dollars per share)
Net Loss Per Share (Basic and dilutive)	($0.05)	($0.08)	($0.09)	($0.19)	($0.31)
Loss from Operating Per Share (Basic and dilutive)	($0.02)	($0.05)	($0.07)	($0.19)	($0.31)

The same data, presented in conformity with U.S. GAAP, is shown in the following table:

FIVE YEAR COMPARATIVE SUMMARY OF SELECTED FINANCIAL DATA (expressed in thousands of Canadian dollars unless otherwise indicated) (In accordance with U.S. GAAP)
Years ended July 31	2010	2009	2008	2007	2006
Operating results
Revenue	$6,562	$7,049	$6,998	6,729	$5,477
Cost of Sales and Product Support	($1,195)	($1,396)	($1,470)	($1,667)	($1,554)
Research and Development Costs	($1,458)	($1,960)	($1,972)	($2,215)	($2,442)
Selling, General and Administrative Expenses	($3,561)	($3,668)	($4,731)	($5,477)	($5,401)
Amortization	($53)	($64)	($187)	($201)	($248)
Loss from Operations	$295	($39)	($1,362)	($2,831)	($4,168)

Other Income (Expense)	($334)	($407)	($196)	($93)	$43

Net Income (Loss)	($39)	($446)	($1,558)	($2,924)	($4,125)
Financial position
Working Capital (Deficiency)	($1,955)	($3,280)	($2,558)	($1,408)	$591
Total Assets	$2,117	$2,740	$2,803	$2,357	$3,445
Total Liabilities	$5,277	$6,264	$5,387	$3,550	$2,508
Capital Stock	$38,976	$38,530	38,530	38,530	38,024
Shareholders' Equity (Deficit)	($2,314)	($2,944)	($2,584)	($1,193)	$937
Basic and Diluted Weighted Average Number of Shares Outstanding	15,467,702	14,318,189	14,318,189	13,094,288	12,818,189
Per share data (in dollars per share)
Net Loss Per Share (Basic and dilutive)	($0.00)	($0.03)	($0.11)	($0.22)	($0.32)
Income (Loss) from Operations Per Share (Basic)	$0.02	($0.00)	($0.10)	($0.22)	($0.33)

Summary of Differences between Canadian and U.S. GAAP

A reconciliation of the differences between generally accepted accounting principles in the United States and Canada is presented in Note 20 of the audited Consolidated Financial Statements included in Item 18.

Issued and Outstanding Class “A” Common Shares

As of November 16, 2010, the Company had 15,889,620 Class “A” Common Shares issued and outstanding. Each common share entitles its holder to one vote.

Authorized Class “B” Common Shares

The Company also has authorized Class “B”, Series A Common Shares of which none are issued and outstanding as of July 31, 2010.

Disclosure of U.S. Exchange Rates against Canadian Financial Reporting Currency

Foreign exchange rate U.S. to Canadian Dollar:	Fiscal 2010	Fiscal 2009	Fiscal 2008	Fiscal 2007	Fiscal 2006
Average	1.0491	1.1754	1.0352	1.1258	1.1551
High | Low	1.1072 | 0.9988	1.2633 | 1.0547	1.0755 | 0.7695	1.1853 | 1.0372	1.2187 | 1.0990

Month Ended	High	Low	Close
July 31, 2010	1.0650	1.0283	1.0283
June 30, 2010	1.0646	1.0212	1.0646
May 31, 2010	1.0700	1.0106	1.0435
April 30, 2010	1.0176	0.9988	1.0158
March 31, 2010	1.0416	1.0103	1.0158
February 28, 2010	1.0745	1.0405	1.0525
January 31, 2010	1.0693	1.0234	1.0693
December 31, 2009	1.0703	1.0438	1.0510
November 30, 2009	1.0778	1.0455	1.0556
October 31, 2009	1.0845	1.0259	1.0819
September 30, 2009	1.1048	1.0649	1.0707
August 31, 2009	1.1072	1.0701	1.0950

Month	Monthly Average
July 2010	1.0429
June 2010	1.0396
May 2010	1.0403
April 2010	1.0051
March 2010	1.0233
February 2010	1.0559
January 2010	1.0435
December 2009	1.0560
November 2009	1.0594
October 2009	1.0561
September 2009	1.0818
August 2009	1.0889

On November 16, 2010, the noon rate for U.S.$1.00 was CDN.$1.0231 and the closing rate was CDN.$1.0222.

B.    Capitalization and Indebtedness

Not applicable.

C.    Reasons for the Offer and Use of Proceeds

Not applicable.

D.    Risk factors

Our business and an investment in our securities are subject to a variety of risks. The following risk factors describe the most significant events, facts or circumstances that could have a material adverse effect upon our business, financial condition, results of operations, ability to implement our business plan and the market price for our securities. Many of these events are outside of our control. These risks and uncertainties are not the only ones we face. Additional risks not presently known or currently considered insignificant may also have a material adverse effect upon our business, financial condition, results of operations, ability to implement our business plan and the market price for our securities.

RISKS ASSOCIATED WITH OUR BUSINESS:

There exists doubt about our ability to continue as a going concern.

Our consolidated financial statements for the year ended July 31, 2010 disclose that there is substantial doubt that we will be able to continue as a going concern. The inclusion of this note in our financial statements and the accompanying report of our auditor underscores our need to raise additional financing or become profitable in the short-term to continue operations. As further discussed below, if we are unable to achieve our objectives or raise additional capital in the short term, we may be forced to suspend or cease operations.

We have a history of losses.

We have not experienced a profitable year since fiscal year 2003, when we had a gain from the sale of a subsidiary. On July 31, 2010 we had a working capital deficiency of $982,935 and an accumulated deficit of $42,926,696. Our funds on hand, are not sufficient to sustain operations for the next year. As a result, we need to raise additional capital to sustain our operations. In order to become profitable, we will need to generate significant additional revenues to offset our cost of revenues, sales and marketing, research and development and selling, general and administrative expenses. We may not achieve or sustain our revenue or profit objectives and our losses may continue or increase in the future in which case you might lose your entire investment. If we are not able to fund our operations through product sales and investments by third parties, we will have to cease operations.

We may not be able to obtain additional financing when needed or on acceptable terms.

There is no assurance that the additional financing we need will be available or, if it is, whether it will be available on acceptable terms. Our inability to obtain additional financing, or the terms on which it may be available, could have a material adverse effect on our business and require us to suspend or cease our operations. If we are required to cease our operations, you could lose your entire investment.

We have incurred substantial debt which could affect our ability to obtain additional financing and may increase our vulnerability to economic and/or business downturns.

On April 18, 2008, the Company issued secured convertible debentures ("Convertible Debentures") on a private placement and received gross proceeds of $1,009,819 (U.S.$1,002,600) representing a total of 1,114 units. Each unit consists of one 8% Convertible Debenture due December 31, 2017, having a nominal value of U.S.$900, redeemable at the option of the Company if the bid price of the common share has been above U.S.$1.50 for 60 consecutive trading days, and convertible at the option of the holder into class "A" common shares at U.S.$0.45 per share, and 1,000 share purchase warrants of the Company. Each warrant entitles the holder to purchase one additional common share (warrant share) of the Company at a price of U.S.$0.70 per warrant share at any time until the earlier of the close of business day which is either thirty six (36) months from April 18, 2008 or the bid price of the stock has been above U.S.$1.50 for sixty (60) consecutive trading days. Interest is calculated at the rate of 8% per annum, payable in common shares at a rate of U.S.$0.45 per share. The interest is due on each conversion date (date when the principal amount is being converted) subsequent to January 1, 2009 or on the maturity date. The financing is secured by a first rank hypothec on all of the Company’s property and assets, movable and immovable, corporeal and incorporeal, present and future, for the principal accrued interest amounts. The proceeds from the private placement were used for marketing and advertising and for expansion of the business.

During fiscal year 2007, the Company formalized the conditions pertaining to a loan obtained from a significant shareholder, who at the time was also the President and Chief Executive Officer of the Company. The loan originated from amounts owed by the Company to the shareholder by virtue of his previous employment contracts as President and Chief Executive Officer. The loan was bearing interest at 15% and was repayable on demand. As at July 31, 2009, an amount of $1,605,616 was owing to the President and Chief Executive Officer and significant shareholder. The significant shareholder ceased to be President and Chief Executive Officer on October 31, 2009. The amount owed the former President and Chief Executive Officer was again formalized in a loan agreement on October 31, 2009. The total amount owing under the loan agreement at October 31, 2009 was $1,466,677. Under the terms of the loan agreement, the loan is repayable in three (3) principal annual installments of $488,892 over the next 3 years on January 1, 2011, 2012 and 2013. The loan bears interest at 15% and is payable semi-annually on January 1 and June 30 of each year. The amount may be prepaid at any time by the Company without penalty. In the event of default to pay an amount when due, the significant shareholder has the right to convert all outstanding amounts owed to him hereunder into common shares of the Company based on the average closing price of the shares on the OTC Bulletin Board for the month immediately preceding the month in which such right is exercised. In addition and also upon default, the significant shareholder has the right to require the Company to purchase all common shares in the capital stock of the Company owned directly or indirectly by the significant shareholder at a purchase price per share equal to the greater of:

i)	the average closing price of the shares on the OTC Bulletin Board over the previous 30-day period plus 15%, or

ii)	the book value of the shares as determined by the auditors of the Company.

As at July 31, 2010, an amount of $1,407,874, including accrued interest of $204,214, was outstanding under the loan agreement.

As a result, we are subject to the risks associated with substantial indebtedness, including:

- we are required to use a portion of our cash flow to pay debt service costs;

- it may be more difficult and expensive for us to obtain additional funds through financing, if available at all;

- we are more vulnerable to economic downturns and fluctuations in interest rates, less able to withstand competitive pressures and less flexible in reacting to changes in our industry and general economic conditions; and

- if we default under any of our existing indebtedness or if our creditors demand payment of a portion or all of our indebtedness, we may not have sufficient funds to make such payments.

If we default under our Convertible Debentures, we may have to forfeit our rights to our assets.

We have pledged all of our assets, including the assets of our subsidiaries, as security to holders of our Convertible Debentures. A default under our Convertible Debentures, if not waived or cured, would permit the holders of our Convertible Debentures to foreclose on the collateral and we could lose all our rights in the collateral, which would have a materially adverse effect on our business. As a result, we could have to suspend or cease our operations and you could lose your entire investment.

We may not be able to develop or manage our internal growth.

If we are successful in growing our existing businesses, such growth may strain our management, human resources and information systems. To manage our growth successfully, we will have to add managers and employees and update our operating, financial and other systems, procedures and controls.

We are highly dependent on our executive management and other key employees.

We rely heavily on our executive management and key employees for providing services and for continued business development. We have employment agreements which contain non-competition and non-solicitation provisions with certain key executive managers and other key employees. Our business could be materially adversely affected if a number of our executive managers and other key employees were to leave us and if we were unable to enforce the non-competition and non-solicitation agreements or to attract and retain qualified replacements.

If we cannot deliver the features and functionality our customers demand, we will be unable to attract customers, and that will result in a loss of income and eventually a termination of our operations.

As a provider of business intelligence management information technology, our future success depends largely upon our ability to determine the features and functionality our customers demand and to design and implement products that meet their needs in a cost efficient manner. Although we have often been a leader in introducing new products and technologies, maintaining that leadership while responding to downward pressures on price is an ongoing challenge. There is no assurance that we will be able to successfully determine customer requirements or that our current or future products and services will adequately satisfy customer demands. If we cannot meet our customers' demands, we will not generate revenues from this business and we may have to cease or suspend key operations.

Our business depends on the protection of our intellectual property and proprietary information.

We rely on a combination of trade secrets, confidentiality procedures, contractual provisions and patent laws to protect our proprietary rights in our products and technology. These measures may not be adequate to protect our trade secrets and proprietary technology. As a result, unauthorized third parties may copy or otherwise obtain and use our products or technology. To enforce and defend our intellectual property rights and our proprietary rights, we may have to engage in litigation, either domestically or in other countries, and we could face substantial costs and diversion of resources, including management’s attention, regardless of the outcome of that litigation. Our attempts to enforce our intellectual property rights may not be successful, may result in royalties that are less than the cost of such enforcement efforts or may result in the loss of the intellectual property altogether. Furthermore, we may not have adequate funds available to prosecute actions to protect or defend our proprietary rights, in which case those using our proprietary rights may continue to do so in the future. Even if we succeeded in protecting our intellectual property, others may independently develop similar technologies or products that do not infringe on our intellectual property.

Third parties may claim that our current or future products or services infringe their proprietary rights or assert other claims against us.

Any claims filed against us alleging that we infringe third-party proprietary rights could result in significant expenses or restrictions on our ability to provide our products and services. As the number of entrants into our market increases, the possibility of an intellectual property or other claim against us grows. Any intellectual property or other claim, with or without merit, would be time-consuming and expensive to litigate or settle and could divert management’s attention from focusing on our core business. As a result of such a dispute, we may have to pay damages, incur substantial legal fees, develop costly non-infringing technology, if possible, or enter into license agreements, which may not be available on terms acceptable to us, if at all. As a result, our business and operating results could be materially adversely affected. No such claims have been filed against us at this time.

Competitive conditions could materially adversely affect our businesses.

The markets in which we do, and intend to do business are highly competitive. Our ability to execute our business strategy depends, in part, upon our ability to develop and commercialize efficient and effective products based on our technologies. We compete against established companies as well as numerous independently owned small businesses. Many of our competitors are capable of developing products based on similar technology, have developed and are capable of continuing to develop products based on other technologies, which are or may be competitive with our products and technologies. There are many competitors in all market segments in which we operate, some of which have significantly greater resources or capital than us, or have better reputations among potential customers in the delivery of particular services or products. Our competitors may succeed in developing competing products and technologies that are more effective than our products and technologies, which may render our existing and new products or technology uncompetitive, uneconomical or obsolete.

We may be exposed to liability claims.

We have general liability insurance coverage for CDN$5,000,000. However, if a judgment is rendered against us in excess of the amount of our coverage, we may have to cease operations. If we are sued for any reason, we will have to rely on our liability insurance to pay any judgment rendered against us. Although we maintain a general liability insurance of CDN$5,000,000, there is no assurance that:

- our insurance will provide adequate coverage against potential liabilities if a product or a service we provide causes harm or fails to perform as promised;

- adequate liability insurance will continue to be available in the future; or

- our insurance can be maintained on acceptable terms.

The obligation to pay any liability claim in excess of whatever insurance we are able to obtain would increase our expenses and could greatly reduce our assets or cause us to cease operations. If a judgment is rendered against us for any amount over our coverage of CDN$5,000,000, we may have to cease operations.

Fluctuations in the value of foreign currencies could result in decreased revenues and increased operating expenses.

While our functional currency is the Canadian dollar and we report our results in Canadian dollars, we have revenues and operating expenses outside of Canada. Fluctuations in the value of the Canadian dollar are difficult to predict and can cause us to incur currency exchange costs. Although, we cannot predict the effect of exchange rate fluctuations on our future operating results, any material changes could cause our operating results to be materially adversely affected.

The sales cycle for our products is lengthy.

The purchase of our products often requires significant, executive-level investment and system design decisions by our customers. Sales may take a long time to conclude because we must provide a significant level of education about the use and benefits of our products. Accordingly, the sales cycle associated with the purchase of our products is typically between six to twelve months in length. During this period, a potential sale may be subject to a number of significant risks over which we have little or no control, including customers' budgeting constraints and internal acceptance review procedures including, in some instances, approval by the board of directors of the customer.

Our existing shareholders can exercise effective control over us.

Our major shareholders beneficially own approximately 34.55% of our Class A Common Shares. Arthur G. Ritchie, Chairman of the Board and a director of SAND, beneficially owns approximately 22.65% of SAND’s Class A Common Shares. Thomas O’Donnell, President and Chief Executive Officer of SAND and a director of SAND, beneficially owns approximately 5.24% of SAND’s Class A Common Shares. Carol Shattner, the wife of the late Jerome Shattner (Jerome Shattner was the late Executive Vice President of the Company), beneficially owns 6.66% of our Class A Common Shares. These shareholders may, as a practical matter, continue to be able to control the election of a majority of the directors of SAND and the determination of many corporate actions. This concentration of ownership could also have the effect of delaying or preventing a change in control of SAND.

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

RISKS ASSOCIATED WITH OUR COMMON SHARES:

The market for our common shares is limited.

The market for our common shares is limited and you may not be able to resell your common shares. There is currently only a limited trading market for our common stock. Our common shares trade on the OTC Bulletin Board operated by the National Association of Securities Dealers, Inc. under the symbol "SNDTF". Trading volume of OTC Bulletin Board stocks has been historically lower and more volatile than stocks traded on an exchange. As a result, you may not be able to resell your securities in open market transactions.

The entry of substantial additional common shares into the market could cause our share price to fall.

As of November 16, 2010, 15,889,620 shares of our common stock were outstanding and 4,787,215 shares are issuable upon conversion or exercise of our outstanding Convertible Debentures, warrants, stock options and share awards. The entry of this substantial number of shares into the public market, or the mere expectation of the entry of those shares into the market could adversely affect the market price of our common shares and could impair our ability to obtain capital through securities offerings.

Our common shares are subject to penny stock rules which restricts the liquidity of your investment.

Our common shares are now and may continue to be in the future subject to the penny stock rules under the Securities Exchange Act of 1934, as amended (“Exchange Act”). These rules regulate broker/dealer practices for transactions in "penny stocks". Penny stocks are generally equity securities with a price of less than $5.00, subject to certain exceptions. The penny stock rules require broker/dealers to deliver a standardized risk disclosure document that provides information about penny stocks and the nature and level of risks in the penny stock market. The broker/dealer must also provide the customer with current bid and offer quotations for the penny stock, the compensation of the broker/dealer and its salesperson and monthly account statements showing the market value of each penny stock held in the customer's account. The bid and offer quotations and the broker/dealer and salesperson compensation information must be given to the customer orally or in writing prior to completing the transaction and must be given to the customer in writing before or with the customer's confirmation. In addition, the penny stock rules require that prior to a transaction, the broker and/or dealer must make a special written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser's written agreement to the transaction. These additional penny stock disclosure requirements are burdensome, discourage investor interest, and may reduce the trading activity in the market for our common stock. As long as the common stock is subject to the penny stock rules, holders of our common stock may find it more difficult to sell their securities.

Our operating results have and may continue to vary from quarter to quarter, and as a result, we may fail to meet the expectations of our investors and analysts, which may cause our stock price to fluctuate or decline.

As a software vendor, our contract flow is sometimes unpredictable, and to the extent that we do not generate new business upon completion of existing contracts, our revenue will decline. Due to these factors, our revenue and operating results have fluctuated and may continue to fluctuate from quarter to quarter. Due to these risks, you should not rely on period-to-period comparisons of our results of operations as an indication of future performance.

Ineffective internal controls could have a material adverse effect on our business and operating results and stockholders could lose confidence in our financial reporting.

Our internal controls over financial reporting may not prevent or detect mistatements because of their inherent limitations, including the possibility of human error, the circumvention or overriding of controls, or fraud. Even effective internal controls can only provide reasonable assurance with respect to the preparation and fair presentation of financial statements. If we fail to maintain the adequacy of our internal controls, including the failure to implement required new or improved controls, or if we experience difficulties in their implementation, our business and operating results could be harmed and we could fail to meet our financial reporting obligations, which could cause investors to lose confidence in our reported financial information and have a material adverse effect on our stock price.

ITEM 4.    INFORMATION ON THE COMPANY

A. History and Development of the Company

SAND Technology Inc. was incorporated on December 10, 1982 under the Canada Business Corporations Act ("CBCA") and carried on business under the name Sand Technology Systems (Canada) Inc. until 1988. From 1988 until 1999, we used the name Sand Technology Systems International Inc. On January 1, 2000, we changed our name to SAND Technology Inc. Our principal place of business is located at 215 Redfern Avenue, Suite 410, Westmount, Quebec, Canada H3Z 3L5 and our phone number is (514) 939-3477.

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

We then fully shifted and have since maintained our focus on the design, development, marketing and support of software products, collectively known as the SAND Product Suite, that enable users to retrieve usable business information from large amounts of data and on providing specialized systems integration services in connection with those products.

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

We now focus our resources around intelligent information management and consultative “best practices” leveraging the latest developments in our SAND CDBMS platforms.

Our solution offerings include a Nearline 2.0 approach, the logical evolution of older data warehouse and information lifecycle approaches that have struggled to maintain acceptable performance levels in the face of the ever-increasing data volumes. Older archiving solutions based their viability on the declining prices of hardware and storage and rigid "Nearline 1.0" solutions were mainly designed to work with transactional systems. Nearline 2.0 embraces the dynamism of a ‘software and services’ approach to fully leverage the potential of large enterprise data architectures.

B. Business Overview

1)    Business Description

SAND is one of the leading sources of business intelligence management information technology. SAND is involved in the design, development, marketing and support of software products and services that reduce large amounts of data into a tiny footprint and enable users to retrieve usable business information from large amounts of data. The software products, collectively known as the SAND Product Suite, are designed to provide an efficient and cost effective way for business users to make fast and easy inquiries of large databases without the intervention of specialist information technology professionals.

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

2)    Products and Services

Our software product solutions are designed to provide an efficient and cost-effective way for business users to make fast easy inquiries of large databases without the intervention of information technology professionals and to store that data in orders of magnitude greater and with more efficiency than what is generally possible using more traditional database products.

CDBMS is based on our patented tokenized database engine. It is an enterprise platform technology that enables organizations to maximize the business value of corporate information by supporting better business decisions through intuitive interactive data access which allows keeping more data available for analysis. Our products permit more timely and accurate decisions across an entire organization making "business intelligence" a key component of operational excellence. Our solution offerings include a Nearline 2.0 approach. Nearline storage is a software-based technology which represents an intermediate layer between the online storage of the main database and offline archived storage.

i)    SAND CDBMS

During fiscal 2010, SAND integrated the SAND DNA/Analytic and SAND DNA/Access products to create an additional single market offering named SAND CDBMS. SAND CDBMS 6 was released in September 2010. Using that new offering, the Access component will be available as an option of the core product SAND CDBMS.

ii)    SAND/DNA Access - Advanced Data Management

SAND/DNA Access built on SAND’s strength in advanced data management by:

a)    creating a highly compressed database for storing data that is not of immediate need to an organization but that will be required over time for either historical analysis, regulatory or compliance purposes;

b)    helping manage the data explosion in industry by maintaining rapid access to huge volumes of data; and

c)    providing additional new features such as: data encryption, metadata transformation rules, enhanced analytical capability and performance for nearline queries (including faster aggregation, HAVING clause, aggregation of DISTINCT values, CASE expressions, and random sampling of result sets).

SAND CDBMS is substantially smaller than any traditional relational database and can be searched directly by business users using standard “business intelligence” tools. This is a breakthrough technology and has particular impact on the current information technology environment where volumes of corporate data are growing at an exponential rate.

SAND CDBMS Access works with data from any corporate database and over time is suitable for version customization to support particular third party vendors’ products. During 2006, a SAND/DNA Access product received its initial certification with the release of SAND for SAP BI.

During fiscal 2009, SAND Access extended its product offerings with the introduction of the DNA/Enhance module to integrate the data transformation process executed on compressed data. This new functionality enables enterprises to maintain an original version of the captured data and use it to create a business view: data transformed to answer specific business questions.

During fiscal 2010, a large portion of the R&D work was associated with SAND CDBMS has been on the extension of the SQL functionalities to introduce support of multi-tables operation and advanced analytic functionalities. The introduction of the support of the PMML standard is a major milestone which enables process complex statistical and mathematical models inside the database engine. The underlying architecture has been enhanced to further reduce the application processing footprint and introduce a high availability architecture at the core. A new SAS market offering has been introduced to extend the concept of Information Lifecycle Management to the SAS market, whose first release focuses on the SAS dataset result set management from its creation up to the end of its life.

iii)    SAND - Converting Data into Key Decisions

The SAND CDBMS facilitates the use of data mining, query, reporting and other classes of on-line analytical applications, thereby enabling more effective management of customer relationships, supply chains and other critical business processes.

Our CDBMS product incorporates a number of advanced technologies. Its development has required substantial investment in research and development:

a)    During fiscal 2002, important advancements were made in the ability to quickly and efficiently load even larger volumes of data into the SAND product and in the ability of the SAND product to support an even wider variety of applications by more efficient interfacing with industry-standard applications and data extraction tools.

b)    During fiscal 2004, we made available Release 3.2 of our high-performance SAND Analytic Server. Release 3.2 augmented the proven scalability and query speed of previous versions of the Nucleus data management technology on which it is based by significantly enhancing the speed of loading and updating data for analysis as well as adding further support for open industry-standard business intelligence tools through more flexible open database connectivity.

c)    During fiscal 2005, we released a significant update to Version 4 incorporating many features to allow high-performance scalability for multiple users and huge amounts of data.

d)    During fiscal 2008, SAND made available Release 5.1 of SAND/DNA Analytics which was designed to provide superior analytic capabilities and performance for extremely large (multi-terabyte) databases by enabling implementation of a distributed architecture. Features included support for federated databases, virtual tables, UNION operators in nested table expressions, unstructured free text searches, advanced statistical aggregate functions and triganometric math functions, snapshots, and Eastern European language and hexadecimal characters.

e)    During fiscal 2009, SAND made available Release 5.2 of SAND/DNA Analytics. This new version introduced three major functionalities. A text search engine has been incorporated into the product to enable complex text analytics. A data federation layer has been integrated to the core product to enable a distributed architecture facilitating the interoperability. MOLAP functionalities have been added to the SQL language enabling more complex analytics.

During fiscal 2010, SAND introduced the support of advanced data privacy protection. The new functionality is based on internal database encryption and strict data access mechanism. That type of functionality is required by organizations that need to comply with industry standards or government regulations, like PCI in the retail and financial market and HIPPA regulations for the health care market. The performance of the product has been enhanced at different levels to take advantage of a new underline algorithm associated with “join” operations, extending the use of multithread and distributed processing. The SQL functionalities have been extended to introduce new mathematical functions. The manageability of the product has also been improved with the extension of the background database housekeeping task.

iv)    SAND Platform - Empowering the Users

We have developed unique data storage and manipulation architecture which allows user-driven queries on large amounts of data to be performed efficiently and cost-effectively. This patented breakthrough in the storage and integration of data, and in the speed and flexibility at which data can be analyzed by business users, represents the “next step” in the drive to empower managers across an organization by providing them with the data they need when and how they need it to perform business operations more effectively at a lower cost.

During fiscal 2009, we designed a new data warehouse architecture named the Scalable Corporate Information Factory (SCIF) based on Access and Analytics products. The SCIF enables large data warehouse implementations deliver high flexibility with limited total cost of ownership.

During fiscal 2010, SAND introduced a new deployment architecture based on a private cloud computing. The new architecture enables high availability, active disaster recovery and on demand processing resource allocation. The new architecture also provides economies of scale and a dynamic and agile hardware deployment.

3)    Key Business Segments and Uses of Our Software Solutions

Our customers in Canada, the United States and Europe use SAND’s solutions for:

a)    Analytical and operational purposes, including market segmentation, CRM analytics, Web analytics, Business Performance Management and strategic planning, and

b)    Regulatory and compliance applications, including efficient storage and retrieval of large amounts of historical data.

In particular, the SAND CDBMS Analytics Product Suite is used to provide fast measurable business benefits in the retail, finance, healthcare, transportation, telecommunication, manufacturing, government and insurance sectors. Customers, often at the recommendation of systems integrators or platform partners, use our products in support of strategic corporate initiatives including e-business, customer relationship management, reporting, supply chain management, risk analysis and management, product trend and profitability analysis, fraud detection, emerging markets, information lifecycle management, competitive analysis and quality control. Increasingly as organizations shift the competitive landscape from operations to intelligence, these information-intensive decisions are not stand-alone, but a core part of an integrated information management infrastructure.

4)    Business Locations

a) Our corporate headquarters are located in Westmount, Canada, where we also have development and sales resources. We have offices in Kenilworth, New Jersey and San Mateo and Pasadena, California, through our wholly-owned subsidiary Sand Technology Corporation, to provide for the development, sales, marketing and distribution of the SAND/DNA Product Suite in the United States.

b) Our offices in the United Kingdom are located in Camberley, near London, where we operate through our wholly-owned subsidiary Sand Technology Limited.

c) Our offices in Germany are located in Hamburg where we operate through our wholly-owned subsidiary Sand Technology Deutschland GmbH.

5)    Key partners

We have the following key alliances or commercial relationships, among others:

SAP AG	IBM	Sun Microsystems Inc.	Total Tec	Accenture Ltd.	Cap Gemini S.A.	HP
Inforte Corporation	Posetiv Limited	Open Text Corporation	ATOS Origin	Oracle Corporation	A1CK

In addition, we now have marketing, sales and technical arrangements in place with a number of recognized systems integration partners who have trained personnel in the marketing and deployment of our products.

6)    Company Strategy

Our long term direction for our high performance analytical and intelligent information management products has always been to ensure that these products become a recognized platform for advanced analytical applications and for managing large data volumes.

SAND’s vision is “to be the dominant leader in delivering its products and best practices to customers around the world, in order to provide them with all the data they need, when and how they need it”.

In order to carry out SAND’s vision, a four-pillar strategy to grow the operations will be used:

i.	Focus on implementing a best practices and service offering approach to delivering the solutions.

ii.	Focus on being the preferred partner of choice with systems integrators and application vendors delivering the solutions.

iii.	Focus on implementing a TEAM SAND approach to delivering the solutions worldwide.

iv.	Focus on implementing a continuous improvement approach to our internal operations.

a)    SAND/DNA Analytics

Version 5 of SAND/DNA Analytics was brought into production in 2007, version 5.1 in 2008 and version 5.2 in 2009. SAND/DNA Analytics data repository does not require indexing or specialized schemas. All the data, down to the most detailed level, is available for querying immediately after it is loaded, permitting quick and easy access by business users employing industry-standard Business Intelligence tools or methods. The Integration of the SAND/DNA Analytic and Access products into a new offering SAND CDBMS V6 released in September 2010 has been a major product development in the current fiscal year. That integration enables SAND to deliver advantages associated with both products in a single offering. The new release will deliver new advanced analytic functionalities on immense data volume deployed using an elastic private cloud architecture.

b)    SAND CDBMS for SAS

In 2010, SAND introduced a new solution for the SAS market. The first product development is focusing on Result Set Management, from its creation up to its end of life. That solution is required for Information Lifecycle Management and for vertical markets under strict data and process regulation, like pharmaceuticals. The second product development is oriented in the overall performance improvement associated with SAS analytic environment. SAND products could be used to improve the SAS process performance and at the same time extend the amount of data available for study.

7)    Competition

We compete in the highly competitive computer software industry. The market in which we operate is still developing and is intensively competitive, highly fragmented, and characterized by rapidly changing technology and evolving standards. Our current and potential competitors offer a variety of solutions and generally fall within several categories:

  vendors that offer data warehouse appliances which operate specifically with their proprietary platform such as Netezza, NCR, Teradata and Oracle;

  software vendors that offer products which focus on structured data archiving such as FileTek and PBS;

  other companies that may in the future announce offerings of enterprise information management solutions.

Our competitive position in our market is uncertain and changing due principally to the variety of current and potential competitors and the emerging nature of the market. With the release of SAND CDBMS V6, we have been able to establish ourselves as complementary to many of the vendors that were seen as competitors. We now have offerings that complement SAP, Oracle, IBM DB2, and Microsoft SQL warehouses. We expect additional competition as other established and emerging companies enter into the intelligent information management software market and new products and technologies are introduced. Increased competition could result in price reductions, fewer customer orders, reduced gross margins, longer sales cycles, and loss of market share.

We compete primarily on the basis of product features, lower total cost of ownership , return on investment , time to market, ease of use, product performance, product quality, user scalability, open architecture, customer support and price. While we believe we presently compete favourably with respect to each of these factors, our market is evolving at a rapid pace.

8)    Proprietary Rights

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

In 1994, SAND acquired all the rights, title and interest in the Nucleus Database Engine Subsystem in addition to trademarks, trade names and other proprietary rights, their interests included patents related to bit vector compression and Boolean operation processing capability.

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

The Company holds registered trademarks and trademarks. SAND Technology, N-Vector, Sandonline and Nucleus are registered trademarks, and SAND/DNA Access, SAN DNA Analytics, SAND Dynamic Nearline Access, SAND Dynamic Nearline Analytics, SAND Dynamic Nearline Architecture, SAND Analytic Server, SAND Searchable Archive and all related SAND − and Nucleus-based marks and designs are trademarks of the Company.

9)    Seasonality

The Company's operations are not seasonal and its operations are carried out year round.

10)    Impact of Governmental Policies

Other than government regulations of general application, no government body has specific authority to regulate the business of the Company.

C.    Organizational Structure

SAND has three wholly-owned subsidiaries: (i) Sand Technology (Ireland) Limited; (ii) STSI Licensing, LLC; and (iii) Sand Technology Corp. Sand Technology (Ireland) Limited has itself two wholly-owned subsidiaries, Sand Technology Deutschland GmbH, an entity existing under the laws of Germany, and Sand Technology Limited, a company existing under the laws of England:

Subsidiary	Jurisdiction of Incorporation	Percentage of voting securities held
Sand Technology Corp.	Delaware	100%
STSI Licensing, LLC	New Jersey	100%
Sand Technology (Ireland) Limited	Ireland	100%

The following chart illustrates the principal subsidiaries of SAND, together with the jurisdiction of incorporation:

D.    Property, Plant and Equipment

As at July 31, 2010, we leased a total of approximately 14,073 square feet of office space in three cities across North America, and 2,561 square feet in Germany. The weighted average annualized cost per square foot of the space occupied is $21.26 including real estate taxes and operating expenses. No lease extends beyond November 30, 2014.

ITEM 4A.    UNRESOLVED STAFF COMMENTS

Not Applicable.

ITEM 5.    OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A.    OPERATING RESULTS

1)    Financial Condition

During fiscal 2010, the financial condition of the Company was such that, as a result of the net loss recorded during the year, and although much smaller than in previous years, it still needed cash infusions from shareholders and new private investors to remain as a going concern. Total assets of $2,117,443 as of July 31, 2010 were 22.7% lower than the previous year total of $2,740,326. The decrease is attributable to the Cash balance of $579,270 as of July 31, 2010 being 45.6% lower than the previous year balance of $1,065,572, Accounts Receivable of $739,144 as of July 31, 2010 being 39.6% lower than the previous year balance of $1,224,199 and net Capital Assets of $64,488 as of July 31, 2010 being 22.7% lower than the previous year balance of $83,452. Such decreases were partially offset by the balance of Research and Development Tax Credits Receivable of $660,000 as of July 31, 2010 which was 312.5% higher than the previous year balance of $160,000, and mainly due to the Company taking advantage of an enhanced research and development tax credit program made available by the Province of Quebec (Canada). Total liabilities of $4,568,107 as of July 31, 2010 were 10.6% lower than the previous year balance of $5,112,881. The decrease is mainly attributable to the Deferred Revenues balance (short-term and long-term) of $1,241,938 as of July 31, 2010 being 26.2% lower than the previous year balance of $1,682,137 and Due to Shareholders (short-term and long-term) of $1,874,153 as of July 31, 2009 being 7.1% lower than the previous year balance of $2,016,725, which is mainly attributable to repayments to a significant shareholder.

2)    Operations

Revenue – Total and Variation

The following table provides a summary of the revenue growth for fiscal years 2010, 2009, 2008 and 2007:

	Year ended	Year ended	Year ended	Year ended
	July 31,	July 31,	July 31,	July 31,
Revenue - Total and Variation	2010	2009	2008	2007
Revenue
Revenue	$6,562,411	$7,049,237	$6,998,472	$6,728,540
Year-over-year variation	-6.9%	0.7%	4.0%	22.8%

Sales were negatively impacted during fiscal 2010 by the strengthening of the Canadian dollar against all 3 foreign currencies, the U.S. dollar, the U.K. pound and the Euro, in which the Company invoices its customers outside of Canada. Comparing the average rates of fiscal 2010 and fiscal 2009, the Canadian dollar increased against the U.S. dollar, the U.K. pound and the Euro by 12.1%, 12.0% and 9.8%, respectively. If average exchange rates in fiscal 2010 had remained at the same levels as fiscal 2009, revenues would have been higher by approximately $588,000.

Revenue growth in fiscal year 2010 was much lower than expected due to (a) customers’ cut in IT spending due to the slowdown in the economy, (b) a cautious attitude of customers towards investing in long-term solutions, and (c) delays by third-party software vendors in releasing the next version of their products as well as issues being encountered by these same products.

 Revenue – Segment and Variation

The Company has three geographical segments. The Canadian, United States and European segments market the SAND/DNA Product Suite. The following table provides a summary of the revenue growth by geographical segments for fiscal years 2010, 2009 and 2008:

	Canada
	Year ended	Year ended	Year ended	Year ended
	July 31,	July 31,	July 31,	July 31,
Revenue - Segment and Variation	2010	2009	2008	2007
Revenue
Revenue	$1,131,633	$1,716,902 $	1,247,149	$669,504
Year-over-year variation	-34.1%	37.7%	86.3%	-22.1%

	United states
	Year ended	Year ended	Year ended	Year ended
	July 31,	July 31,	July 31,	July 31,
Revenue - Segment and Variation	2010	2009	2008	2007
Revenue
Revenue	$812,620	$971,777 $	1,162,899	$1,271,530
Year-over-year variation	-16.4%	-16.4%	-8.5%	64.0%

	Europe
	Year ended	Year ended	Year ended	Year ended
	July 31,	July 31,	July 31,	July 31,
Revenue - Segment and Variation	2010	2009	2008	2007
Revenue
Revenue	$4,618,158	$4,360,558 $	4,588,424	$4,787,506
Year-over-year variation	5.9%	-5.0%	-4.2%	25.0%

Operating Expenses

The following table provides a summary of the operating expenses for the fiscal years 2010, 2009, 2008 and 2007:

	Year ended	Year ended	Year ended	Year ended
	July 31,	July 31,	July 31,	July 31,
Operating Expenses	2010	2009	2008	2007

Cost of sales and product support	$1,194,674	$1,396,224	$1,470,215	$1,666,331
Year-over-year variation	-14.4%	-5.0%	-11.8%	7.0%
Percentage of revenues	18.2%	19.8%	21.0%	24.8%

Research and development costs, net	1,458,392	1,960,295	1,971,813	2,215,146
Year-over-year variation	-25.6%	-0.6%	-11.0%	-9.0%
Percentage of revenues	22.2%	27.8%	28.2%	32.9%

Amortization of capital assets and other assets	53,298	63,643	187,517	201,274
Year-over-year variation	-16.3%	-66.1%	-6.8%	-19.0%
Percentage of revenues	0.8%	0.9%	2.7%	3.0%

Selling, general and administrative expenses	4,224,677	4,372,067	4,402,613	5,079,390
Year-over-year variation	-3.4%	-0.7%	-13.3%	-2.0%
Percentage of revenues	64.4%	62.0%	62.9%	75.5%

Cost of Sales and Product Support

Cost of sales and product support consists mainly of costs related to providing customer implementation and support services and the costs related to the sale of third-party software, including certain license fees and royalties.

Research and Development Costs

Research and development costs consist mainly of salaries and other personnel-related costs of technical and engineering personnel associated with our research and product development activities, including the enhancement and localization of existing products, quality assurance, and testing.

Amortization of Capital Assets and Other Assets

Amortization of capital assets and other assets consists of the depreciation of furniture and equipment, computer equipment, research and development equipment and leasehold improvements costs over their estimated useful lives.

Selling, General and Administrative Expenses

Selling, general and administrative expenses include salaries, commissions and other personnel-related costs, travel expenses, advertising programs and other promotional activities associated with the selling and marketing of our products. It excludes foreign exchange gains and losses and interest expense.

We reduced our operating expenses significantly in fiscal 2010 and also took advantage of an enhanced research and development tax credits program offered by the Province of Quebec (Canada). Net research and developments costs, after deducting accrued tax credits, of $1,458,392 for fiscal 2010 were 25.6% lower than the previous year amount of $1,960,295. Selling, General and Administrative expenses of $4,224,677 for fiscal 2010 were 3.4% lower than the previous year amount of $4,372,067. The foreign exchange loss of $80,978 for fiscal 2010 was 40.0% lower than the previous year amount of $135,051. Interest expense of $295,941 for fiscal year 2010 was 5.6% lower than the previous year amount of $313,652.

Our cost of sales for fiscal year 2010 showed a marked improvement compared to fiscal year 2009. The 14.4% decrease was due to a continued focus on controlling costs. The reduction in amortization in fiscal year 2010 from the amortization in the fiscal year 2009 was due to the lower value of capital assets and minimal capital expenditures. Our selling, general, and administrative expenses for fiscal 2010 were also lower, again reflecting a continued focus on controlling costs by keeping the headcount to an optimal level, and spending selectively on marketing events and activities, travel and entertainment.

Net Losses – Total and Variation

The following table provides a summary of the net losses for fiscal years 2010, 2009, 2008 and 2007:

	Year ended	Year ended	Year ended	Year ended
	July 31,	July 31,	July 31,	July 31,
Net Loss - Total and Variation	2010	2009	2008	2007

Net Loss	$(745,549)	$(1,191,695)	$(1,271,950)	$(2,526,524)
Year-over-year variation	-37.4%	-6.3%	-49.7%	-35.7%

There was a significant reduction of 37.4% in our net loss from $1,191,695 in fiscal 2009 to $745,549 in fiscal 2010. Total revenues of $6,562,411 for fiscal 2010 were lower by 6.9% compared to total revenuess of $7,049,237 in fiscal 2009. However, we reduced our operating expenses significantly in fiscal 2010 and also took advantage of an enhanced research and development tax credits program offered by the Province of Quebec (Canada). Net research and developments costs, after deducting accrued tax credits, of $1,458,392 for fiscal 2010 were 25.6% lower than the previous year amount of $1,960,295. Selling, General and Administrative expenses of $4,224,677 for fiscal 2010 were 3.4% lower than the previous year amount of $4,372,067. The foreign exchange loss of $80,978 for fiscal 2010 was 40.0% lower than the previous year amount of $135,051. Interest expense of $295,941 for fiscal year 2010 was 5.6% lower than the previous year amount of $313,652.

Our net loss for fiscal year 2009 was reduced by 6.3% compared to the fiscal year 2008 due to the slight increase in revenue of 4%. Although the reduction was lower than expected, the results reflected the evolving nature of our business.

Inflation

Inflation has no material impact on the Company's operations.

Impact of Foreign Currency

Since we currently earn revenues and incur expenses in United States dollars, British pounds, Euros and Canadian dollars, exchange rates for these and other local currencies in countries where we may operate in the future may fluctuate in relation to the Canadian dollar and such fluctuations may have an adverse effect on our earnings or assets when United States dollars, British pounds, Euros or local currencies are exchanged for Canadian dollars. We have not entered into forward foreign exchange contracts. Gains and losses resulting from the translation of revenue and expenses denominated in United States dollars, British pounds, or Euros into Canadian dollars have been included in our results of operations in to the audited consolidated financial statements.

Changes in foreign exchange rates had a negative impact on our results of operations for fiscal year 2010. If average exchange rates in fiscal 2010 had remained at the same levels as fiscal 2009, revenues would have been higher by approximately $588,000, cost of sales and product support and operating expenses, before interest expense and foreign exchange, would have been higher by approximately $410,000 resulting in a decrease in the loss from operations by approximately $178,000, from $368,630 to approximately $191,000.

Summary of Quarterly Results

The following tables set forth the unaudited statements of operations for each of the quarters of fiscal years 2010, 2009, 2008 and 2007. The quarterly results, in management’s opinion, have been prepared on a basis consistent with the audited consolidated financial statements and include the adjustments necessary for a fair presentation of the information.

	Year Ended July 31, 2010				Year Ended July 31, 2009
QUARTERLY RESULTS	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1

Revenue	$1,186,041	$966,654	$1,924,251	$2,485,465	$1,706,293	$2,371,632	$1,747,384	$1,223,928
Quarter-over-quarter variation	22.7%	-49.8%	-22.6%	45.7%	-28.1%	35.7%	42.8%	-35%

Cost of sales and product support	215,100	331,920	340,533	307,120	319,612	349,592	405,632	321,388
Quarter-over-quarter variation	-35.2%	-2.5%	10.9%	-3.9%	-8.6%	-13.8%	26.2%	-4.6%

Gross margin	81.9%	65.7%	82.3%	87.6%	81.3%	85.3%	76.8%	73.7%

Totalotheroperatingexpenses	944,600	1,809,963	1,611,669	1,747,055	1,761,806	1,721,343	1,469,167	1,892,392
Quarter-over-quarter variation	-47.8%	12.3%	-7.7%	-0.8%	2.4%	17.2%	-22.4%	-7.0%

Profitability
Net income (loss)	26,341	(1,175,229)	(27,951)	431,290	(375,127)	300,697	(127,415)	(989,850)
Quarter-over-quarter variation in net income (loss)	-102.2%	4104.6%	-106.5%	-215.0%	-224.8%	-336.0%	-87.1%	104.0%
Basic and diluted loss per common share	0.00	-0.08	0.00	0.03	-0.03	0.02	-0.01	-0.07

Weighted average number of shares outstanding	15,467,702	15,071,615	14,688,444	14,318,189	14,318,189	14,318,189	14,318,189	14,318,189

	Year Ended July 31, 2008				Year Ended July 31, 2007
QUARTERLY RESULTS	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1

Revenue	$1,888,042	$1,905,984	$1,419,521	$1,784,925	$1,837,068	$1,559,407	$1,861,658	$1,470,407
Quarter-over-quarter variation	-0.9%	34.3%	-20.5%	-2.8%	17.8%	-16.2%	26.6%	28.0%

Cost of sales and product support	336,960	333,900	387,191	412,164	368,019	398,322	466,315	433,675
Quarter-over-quarter variation	0.9%	-13.8%	-6.1%	12.0%	-7.6%	-14.6%	7.5%	-4.6%

Gross margin	82.2%	82.5%	72.7%	76.9%	80.0%	74.5%	75.0%	70.5%

Totalotheroperatingexpenses	2,035,210	1,563,643	1,523,673	1,677,681	1,916,506	1,914,525	1,884,438	1,873,264
Quarter-over-quarter variation	30.2%	2.6%	-9.2%	-12.5%	0.1%	1.6%	0.6%	-7.0%

Profitability
Net income (loss)	(484,128)	8,441	(491,343)	(304,920)	(447,457)	(753,440)	(489,095)	(836,532)
Quarter-over-quarter variation in net income (loss)	-5835.4%	-101.7%	61.1%	-31.9%	-40.6%	54.0%	-41.5%	30.0%
Basic and diluted loss per common share	-0.03	0.00	-0.03	-0.02	-0.03	0.02	-0.01	-0.07

Weighted average number of shares outstanding	14,318,189	14,318,189	14,318,189	14,318,189	13,094,288	12,818,189	12,818,189	12,818,189

Sales of the Company's products and services are not subject to seasonal variations. Historically, the Company’s operating results have fluctuated on a quarterly basis. The Company’s revenues, expenses and operating results may vary significantly from quarter-to-quarter because of a number of factors. These factors may include the timing of product sales and the length of the sales cycle. As a result, period-to-period comparisons may not be meaningful comparisons of the Company`s results nor are they necessarily indicative of the future results of the Company.

B.    Liquidity and Capital Resources

Our cash balance as at July 31, 2010 was $579,270 compared to $1,065,572 as at July 31, 2009 and $775,443 at July 31, 2008.

We generated a negative cash flow of $573,567 from operating activities in fiscal 2010 as compared to a negative cash flow of $514,471 from operating activities in fiscal 2009, representing a decrease in cash flow of $59,096 in fiscal 2010 as compared to an increase in cash flow from operating activities in fiscal 2009 of $537,415. For fiscal 2010, the decrease in the net loss over fiscal year 2009 by $446,146 was offset by an increase of $500,000 in the balance of research and development tax credits receivable as at July 31, 2010 compared to July 31, 2009, and by a decrease of $440,199 in the balance of deferred revenue (short-term and long-term) as at July 31, 2010 compared to July 31, 2009.

Investing activities represent additions to capital assets which amounted to $34,334 in fiscal 2010 as compared to $24,781 in fiscal 2009 and $17,315 in fiscal 2008.

Financing activities represent funds provided by shareholders and private investors and the issuance of share capital. The Company generated a positive cash flow of $254,867 from financing activities in fiscal 2010 as compared to a positive cash flow of $749,024 from financing activities in fiscal 2009, representing a decrease of $494,157 in fiscal year 2010 as compared to a decrease in fiscal year 2009 of $778,352. For fiscal 2010, the decrease is mainly attributable to significant repayments that were made during fiscal 2010 to Arthur G. Ritchie, our former President and Chief Executive Officer and significant shareholder. The decrease also occurred despite the completion of a private placement on November 6, 2009 which raised U.S.$550,000 from private investors including the current President and Chief Executive Officer.

At July 31, 2010, we had a working capital deficiency of $982,935 compared to a working capital deficiency of $1,910,058 as at July 31, 2009, representing a decrease of $927,123 in working capital deficiency in fiscal 2010 as compared to an increase in working capital deficiency in fiscal 2009 of $854,523. Working capital has been calculated as the difference between current assets and current liabilities.

As of July 31, 2010, the Company’s long-term debt consisted of the following:

a)

Convertible debentures consisting of 1,114 Units issued as part of a private placement transaction on April 18, 2008. Each unit consists of one 8% Convertible Debenture due December 31, 2017, having a nominal value of U.S.$900, redeemable at the option of the Company if the bid price of the common share has been above $1.50 for 60 consecutive trading days, and convertible at the option of the holder into class "A" common shares at U.S.$0.45 per share, and 1,000 share purchase warrants of the Company. Each warrant entitles the holder to purchase one additional common share (warrant share) of the Company at a price of U.S.$0.70 per warrant share at any time until the earlier of the close of business day which is either thirty six (36) months from April 18, 2008 or the bid price of the stock has been above U.S.$1.50 for sixty (60) consecutive trading days. Interest is calculated at the rate of 8% per annum, payable in common shares at a rate of U.S.$0.45 per share. The interest is due on each conversion date (date when the principal amount is being converted) subsequent to January 1, 2009 or on the maturity date. The financing is secured by a first rank hypothec on all of the Company’s property and assets, movable and immovable, corporeal and incorporeal, present and future, for the principal accrued interest amounts. The redemption value of the convertible debentures on the maturity date, December 31, 2017, is U.S.$1,777,944.

b)

During fiscal year 2007, the Company formalized the conditions pertaining to a loan obtained from a significant shareholder, who at the time was also the President and Chief Executive Officer of the Company. The loan originated from amounts owed by the Company to the shareholder by virtue of his previous employment contracts as President and Chief Executive Officer. The loan was bearing interest at 15% and was repayable on demand. As at July 31, 2009, an amount of $1,605,616 was owing to the President and Chief Executive Officer and significant shareholder. The significant shareholder ceased to be President and Chief Executive Officer on October 31, 2009. The amount owed the former President and Chief Executive Officer was again formalized in a loan agreement on October 31, 2009. The total amount owing under the loan agreement at October 31, 2009 was $1,466,677. Under the terms of the loan agreement, the loan is repayable in three (3) principal annual installments of $488,892 over the next 3 years on January 1, 2011, 2012 and 2013. The loan bears interest at 15% and is payable semi-annually on January 1 and June 30 of each year. The amount may be prepaid at any time by the Company without penalty. In the event of default to pay an amount when due, the significant shareholder shall have the right to convert all outstanding amounts owing to him hereunder into common shares of the Company based on the average closing price of the shares on the OTC Bulletin Board for the month immediately preceding the month in which such right is exercised. In addition and also upon default, the significant shareholder shall have the right to require the Company to purchase all common shares in the capital stock of the Company owned directly or indirectly by the significant shareholder at a purchase price per share equal to the greater of:

i)	the average closing price of the shares on the OTC Bulletin Board over the previous 30-day period plus 15%, or

ii)	the book value of the shares as determined by the auditors of the Company.

As at July 31, 2010, an amount of $1,407,874, including accrued interest, was outstanding under the loan agreement.

We believe that our current cash and cash equivalents may not be sufficient to meet its anticipated cash needs for ongoing operating expenses and working capital expenditures in the fiscal year 2011. We have operating losses in the current and past years. We also generated negative cash flows from operations and has a significant working capital deficiency. To successfully grow the business, we must decrease our cash outflows, improve our cash position and succeed in our ability to raise additional capital through a combination of primarily public or private equity offerings or strategic alliances. We are also dependent on the success of our marketing efforts and continued revenue growth through the sale of our products. Our uncertainty as to our ability to generate sufficient revenue and raise sufficient capital raise significant doubt about our ability to continue as a going concern. We are currently in the process of seeking additional financing for our current operations. We can give no assurance that it will achieve profitability or be capable of sustaining profitable operations.

The following table provides a summary of the contractual commitments for the next five years.

2011	$263,046
2012	66,000
2013	65,502
2014	65,502
2015	21,834

Total	$481,884

C.    Research and Development, Patents and Licenses

Our research and development activities focus on enhancing its current products to exceed customer expectations and to develop new products to maintain our competitive advantage in the market.

Our research and development activities are central to fueling its existing and potential business. We engage in research and development activities relating to the introduction of new features, enhancements and new packaged products. We focus on our two products, SAND/DNA Access and SAND/DNA Analytics.

We maintain our main research and development facility in Westmount, Canada. We also have a network of research and development technologists in the United States, the United Kingdom and Germany. As of November 16, 2010, there are 28 technologists. After research and development tax credits, SAND spent $1.46 million in 2010, $1.96 million in 2009 and $1.97 million in 2008 on research and development.

We will continue to focus on research and development efforts that are key to responding to current changing technology.

Research and development expenses consist mainly of salaries and other personnel-related costs of technical and engineering personnel associated with our research and product development activities, including the enhancement and localization of existing products, quality assurance, and testing.

With the exception of the Company taking advantage of an enhanced research and development tax credit program made available by the Province of Quebec (Canada), research and development expenses remained stable in the fiscal year ended on July 31, 2010 as compared to the fiscal year ended on July 31, 2009.

D.    Trend Information

Revenue growth in fiscal year 2010 was much lower than expected due to (a) customers’ cut in IT spending due to the slowdown in the economy, (b) a cautious attitude of customers towards investing in long-term solutions, and (c) delays by third-party software vendors in releasing the next version of their products as well as issues being encountered by these same products. We will continue to monitor these trends and factors in the current fiscal year ending July 31, 2011.

Also, there are currently, in fiscal year 2011, no known trends, uncertainties, demands, commitments or events that are reasonably likely to have a material effect on our net revenues, profitability, liquidity or capital resources, or that would cause reported financial information not necessarily to be indicative of future operating results or financial condition.

E.    Off-balance Sheet Arrangements

None.

F.    Disclosure of contractual obligations

The following table provides a summary of the contractual commitments for the next five years.

2011	$263,046
2012	66,000
2013	65,502
2014	65,502
2015	21,834
Total	481,884

The following table provides a summary of the material financial obligations as of July 31, 2010:

		Payments due by period
	Total	Less than 1 year	1 - 3 years	3 - 5 years	More than 5 years

Debt Component of Convertible Debentures(U.S.$) (1)	$1,777,944	-	-	-	$1,777,944

Due to a significant shareholder (CDN.$)(2)	$1,407,874	$430,090	$977,784	-	-

(1)

- The amount represents the redemption value of the convertible debentures on the maturity date, December 31, 2017. Reference should be made to the audited consolidated financial statements for the book value as at July 31, 2010.

(2)	–The amount represents the payment obligations under a Repurchase Agreement with Mr. Arthur G. Ritchie, the former President and Chief Executive Officer of SAND Technology Inc.

G. Safe Harbor

Certain statements contained in this Report are "forward-looking statements" within the meaning of the United States Securities Act of 1934 and of the Exchange Act. The forward-looking statements are intended to be subject to the safe harbour protection provided by these Acts. We have based these forward-looking statements on our current expectations and projections about future results, levels of activity, events, trends or plans. Such forward-looking statements are not guarantees and are subject to known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as "guidance", "may", "will", "should", "could", "would", "expect", "plan", "anticipate", "believe", "estimate", "continue", or the negative of such terms or other similar expressions. All forward-looking statements included in this discussion are based on current expectations and on information available to us on November 16, 2010. For a more detailed discussion of these risks and uncertainties and other business risks, see Item 3 - "Risk Factors". Although the Company has attempted to identify important risks and factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors and risks that cause actions, events or results not to be as anticipated, estimated or intended. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date made. Except as required by applicable laws, we undertake no obligation to publicly release the result of any revision of these forward-looking statements to reflect events or circumstances after the date they are made or to reflect the occurrence of unanticipated events.

ITEM 6.    DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.    Directors and Senior Management

Directors

The following table sets forth certain information concerning our directors, including their beneficial ownership of shares of the Company as of November 16, 2010. Unless otherwise indicated, each nominee holds sole voting and investment power over his shares.

Name, Residence and Office Held	Director Since	Principal Occupation	Number and Percentage of Common Shares Beneficially Owned or Controlled
P. Wayne Musselman (1) Toronto, Ontario, Canada Director	2007	Accountant and Business Consultant.	Nil (Nil%)
Thomas M. O'Donnell (5) Woodstock, Illinois, United States President and Chief Executive Officer and Director	2008	Current President, Chief Executive Officer of SAND Chief Executive Officer of Edge Specialists LLC	833,271 (4) (5.24%)
Duncan Painter (2) Letchworth, Herts, United Kingdom Director	2010	Executive and Business Consultant	Nil (Nil%)
Arthur G. Ritchie (1)(2)(5) Westmount, Québec, Canada Former President and Chief Executive Officer and current Chairman of the Board	1983	Former President, Chief ExecutiveOfficer of SAND and Current Chairman of SAND	3,598,388 (3) (22.65%)
Daniel Benn (1) Pointe Claire, Quebec, Canada Director	2010	Executive and Business Consultant	Nil (Nil%)

Name, Residence and Office Held	Director Since	Principal Occupation	Number and Percentage of Common Shares Beneficially Owned or Controlled
Michael Pesner(1) Montreal, Quebec, Canada Director	2010	Accountant and Business Consultant	Nil (Nil%)
George Wicker (2) Palm Beach Gardens, Florida, United States Director	1996	Attorney and Business Consultant	274,950 (1.73%)

Notes:

(1)	Member of the Audit Committee.
(2)	Member of the Governance, Nomination, Human Resources and Compensation Committee.
(3)	Excludes 625,000 shares of the Company subject to exercise of share purchase warrants.
(4)	Excludes a maximum of 668,000 shares of the Company subject to conversion of convertible debentures and excludes 334,000 shares of the Company subject to exercise of share purchase warrants.
(5)	Effective November 1st , 2009, Arthur G. Ritchie retired as President and Chief Executive Officer of SAND and Thomas M. O’Donnell was appointed to replace him.

As of November 16, 2010, the directors and officers of the Company as a group beneficially owned 4,706,609 Common Shares representing approximately 29.62% of the outstanding Common Shares of the Company excluding Common Shares subject to exercise of share purchase warrants or to conversion of convertible debentures. The information as to Common Shares beneficially owned or over which control or direction is exercised, not being within the knowledge of the Company, has been furnished by the respective directors and officers individually.

Mr. P. Wayne Musselman, BCom (Hon), FCA, retired as a partner of Deloitte & Touche LLP in 2004 after a career of nearly forty years during which he served clients in the banking, securities, international trade and distribution industries. He directed the Japanese Service Group of Deloitte Canada and served on the Board of Deloitte’s Global Japanese Services Group. He is currently the Chairman of the Board of FaithLife Financial and a director and the Chairman of the Audit Committee of State Bank of India (Canada). Mr. P. Wayne Musselman is the Chairman of the Audit Committee of SAND.

Mr. Thomas M. O'Donnell has an extensive career in the software and financial markets. He is Chief Executive Officer, founder and majority owner of Edge Specialists LLC, which is an independent software vendor with extensive United States patent protection providing derivative trading tools including options, stocks and futures trading. He is a co-inventor of two extensive trading software patents, a C.P.A. and a graduate of Harvard Business School. In addition, Mr. O'Donnell was a Designated Primary Market Maker on the Chicago Board of Options Exchange and has extensive experience in the financial markets. Effective November 1, 2009, Thomas M. O’Donnell was appointed President and Chief Executive Officer of SAND, as Arthur G. Ritchie retired. In connection with our sale of the Convertible Debetures, we entered into a Voting Agreement dated 18, 2008, with Arthur G. Ritchie and Bradley G. Griffith on behalf of the subscribers of the convertible debentures, whereby we granted the holders of such convertible debentures holding a majority of the aggregate principal amount of the debentures outstanding the right to designate one member to be nominated as director of SAND and which provided that this member would initially be Thomas M. O'Donnell.

Mr. Daniel Benn is the founder and former Chief Executive Officer of a technology company. He is skilled and experienced in setting strategic direction, business and tactical planning and execution, initiating and driving growth strategies, managing bottom-line profitability, acquisitions and divestitures, direct and channel sales and marketing, research and product development, project management and operational infrastructure.

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

Mr. Duncan Painter most recently led both the U.K. Marketing Services and Global Marketing Services Consulting and Delivery businesses at Experian Plc. He has extensive experience with SAND Technology, having headed up the Company`s European operations for a number of years.

Mr. Michael Pesner has extensive experience in financial advisory services and investment banking, including mergers and acquisitions, restructuring, divestitures and debt and equity financing. He spent 26 years with KPMG, was Chairman of Thorne Ernst & Whinney Inc. and served on the Board of Directors of Peat Marwick Thorne. Mr. Michael Pesner serves on the Board of Directors of five Canadian and U.S. public companies.

Mr. George Wicker held executive level positions in general management, program management and finance with Lockheed Martin Corporation and its predecessor corporations during a thirty-three year career. Mr. Wicker holds a B.A. in Political Sciences, an MBA in Financial Management from the University of Santa Clara and a Juris Doctor degree from Pepperdine University. Mr. George Wicker is the Chairman of the Compensation Committee of SAND.

Senior Management

The following table shows certain information with respect to our executive and other officers:

Name	Office	Year appointed to Office	Other Positions and Business Experience
Arthur G. Ritchie	Former President and Chief Executive Officer	1983(5)	Principal of LGS Data (1) Processing Consultants Inc.
Thomas M. O’Donnell	Current President and Chief Executive Officer	2009(5)	CEO of Edge Specialists LLC
Michael Pilcher	Chief Operating Officer	2010(4)	Senior executive at multiple large companies and start-up companies
Tony J. Giuliano	Vice-President, Finance and Administration and Chief Financial Officer and Corporate Secretary	2010(2)(3)	Chief Financial Officer at Avensys Corporation

Notes:

(1)	See description of Mr. Arthur G. Ritchie under subsection entitled "Directors".

(2)	Mr. Tony J. Giuliano was appointed as Vice-President, Finance and Administration of the Company on October 4, 2010 as replacement of Ms. Zainab A. Schwartz who resigned on September 15, 2010.

(3)	Mr. Tony J. Giuliano was appointed as Corporate Secretary of the Company on November 16, 2010 as replacement of Ms. Zainab A. Schwartz who resigned on September 15, 2010.

(4)	Mr. Pilcher was appointed Chief Operating Officer of the Company on April 1, 2010.

(5)	Effective November 1st , 2009, Arthur G. Ritchie retired as President and Chief Executive Officer of SAND and Thomas M. O’Donnell was appointed to replace him.

Michael Pilcher was previously Sales Director Hiring Solutions, EMEA at LinkedIn Corporation, the largest professional network in the world. Prior to LinkedIn, he worked at Oracle Corporation where he led the U.K. insurance group, at Sybase where he ran U.K. Financial Services and at Tenfold Corporation where, as world-wide Vice-President Sales, he completed a highly successful IPO. He brings the experience of working in large public companies and dynamic start-ups from across multiple industries and geographic sectors.

Mr. Tony Giuliano was previously Director, Financial Management at Unisource Canada Inc. Previously, he was Chief Financial Officer at Avensys Corporations, a U.S. public company involved in high-tech manufacturing, and Chief Financial Officer at Starlink Aviation Inc, involved in the private aviation business. He holds a Graduate Diploma in Accountancy from McGill University in Montreal together with a Bachelor of Commerce from Concordia University in Montreal. He is a member of the Quebec Institute of Chartered Accountants.

There are no family relationships between any directors and executive officers of the Company.

B.    Compensation

Compensation of Directors

For the period from August 1, 2009 to December 31, 2009, P. Wayne Musselman, George Wicker and former directors Martin Shindler and Douglas S. Pryde were paid an annual retainer of $15,000 for serving as a director. Subject to shareholder approval of our 2010 Stock Incentive Plan, we intend to award all non-management directors shall be compensated with stock options from the 2010 Stock Incentive Plan which was approved by the Board of Directors on November 16, 2010. Each non-management director will be entitled to receive 50,000 stock options per calendar year with the Chairman of the Audit Committee and Chairman of the Compensation Committee will be entitled to receive an additional 15,000 stock options per calendar year. Such stock options shall be granted by the Board of Directors before the end of the 2010 calendar year.

Executive Compensation Analysis

General Principles of Executive Compensation

Although the Company has not adopted a formal compensation program, remuneration plays an important role to attract, motivate and retain key members of the management team required for its success and to drive strategic growth. Compensation is designed so as to constitute adequate reward for services and incentive for the executive management team to implement strategies aimed at increasing share value and creating economic value. The compensation is also established according to the duties and responsibilities that rest on the individuals and their own level of performance. The total compensation package is designed in a manner that takes into account the constraints under which the Company operates and that it is a technology company without a history of earnings.

Determining Compensation

The compensation of the Named Executive Officers is established by the Board, upon the recommendation of the Governance, Nomination, Human Resources and Compensation Committee (“Compensation Committee”) (please refer to section C – Board Practices for more details on the role and responsibility of this committee). The compensation of the Named Executive Officers, with the exception of the President and Chief Executive Officer, is proposed by the President and Chief Executive Officer to the Compensation Committee, which recommends the adoption by the Board of Directors. The compensation of the President and Chief Executive Officer is established by the Compensation Committee which recommends adoption to the Board of Directors.

Components of Overall Compensation

When assessing total direct annual compensation, the Company focuses on four key components which are intended to collectively make up most of an executive total compensation opportunity. There are two fixed components – base salary and participation in the collective insurance plans. There are two variable components – incentive bonus and the grant of common share stock options or common share awards of the Company.

Base Salary

The Named Executive Officers receive a base salary which is based primarily on the level of responsibility of the position, the qualifications and experience of the officer and market conditions. The base salary may be paid to the Named Executive Officer in the form of cash, a consulting fee or in shares.

Incentive Bonus

The amount of bonus is based on factors relating to both corporate and individual performance, including business development and profitability.

Option-Based or Share-Base Award Plans

The stock option or share plans are the only long-term incentive plans (LTIP) of the Company. Stock options or share awards ensure that the Named Executive Officers are motivated to achieve long-term growth of the Company and increases in shareholder value, and provide capital accumulation linked directly to the Company’s performance. Stock options or share awards are made by the Board of Directors, after recommendation by the Compensation Committee. Stock options or share awards are established, among other things, according to the role and responsibilities associated with the participant’s position and his or her influence over appreciation in shareholder value. The terms of the plans are described below under section E – Share Ownership.

Other Compensation

The Named Executive Officers have the right to receive the benefits from any collective insurance plans in force of the Company.

Compensation of Executive Management

The following table sets forth information concerning the compensation paid to the Company's President and Chief Executive Officer and named executive officers (the "Named Executive Officers") as required disclosure in accordance with applicable Canadian securities regulations during the Company's three financial years ended July 31, 2010, July 31, 2009 and July 31, 2008:

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

Such information includes the following: the salary earned, bonus and any other compensation, including the specific benefits and other personal benefits, the options granted under the stock option plan of the Company and any other compensation which is not disclosed elsewhere.

As at July 31, 2010, the end of the most recently completed financial year of the Company, the Company had three Named Executive Officers, whose names and positions held within the Company are set out in the summary compensation table below.

Summary Compensation Table

Name and Principal Position		Annual Compensation			Long-Term Compensation
					Awards		Payouts
	Year	Salary ($)	Bonus ($)	Other ($)	Share- Based Awards ($)	Option- Based Awards ($)	LTIP Payouts ($)	All Other Compensation ($)
Thomas M. O’Donnell(2) President and Chief Executive Officer	2010 2009 2008	- - -	- - -	- - -	- - -	- - -	- - -	- - -
Michael Pilcher(4) Chief Operating Officer	2010 2009 2008	82,555 - -	- - -	- - -	- - -	- - -	- - -	- - -
Arthur G. Ritchie(3) Former President and Chief Executive Officer	2010 2009 2008	54,538 212,153 212,153	12,500 50,000 50,000	11,804 80,772 72,809	- - -	- - -	- - -	- - -
Zainab A. Schwartz (1) Former Vice President, Finance and Administration and Chief Financial Officer	2010 2009 2008	120,000 120,000 120,000	10,000 10,000 20,000	- - -	- - 22,173	- - -	- - -	- - -

Notes:

(1)	Ms. Schwartz resigned on September 15, 2010.

(2)

Mr. O’Donnell became President and Chief Executive Officer of SAND on November 1, 2009. For the period from November 1, 2009 to July 31, 2010, Mr. O’Donnell shall be compensated with stock options from the 2010 Stock Incentive Plan which was approved by the Board of Directors on November 16, 2010. Subject to shareholder approval of the 2010 Stock Incentive Plan, Mr. O’Donnell is entitled to receive 50,000 stock options per month while serving as President and Chief Executive Officer. Our Board of Directors intends to grant such stock options before the end of the 2010 calendar year. Mr. O’Donnell has no other formal compensation arrangement with the Company.

(3)	Mr. Ritchie retired as President and Chief Executive Officer on October 31, 2009.

(4)

Mr. Pilcher became Chief Operating Officer on April 1, 2010. Subject to shareholder approval of the 2010 Stock Incentive Plan, Mr. Pilcher is entiltled to receive 219,426 stock options from the 2010 Stock Incentive Plan which was approved by the Board of Directors on November 16, 2010. Our Board of Directors intends to grant such stock options before the end of the 2010 calendar year.

Outstanding Option-Based Awards

As at July 31, 2010, there are no stock-options outstanding for the Named Executive Officers.

Pension Plan Benefits

No pension or retirement benefit plans have been instituted and none are proposed at this time.

Securities Authorized for Issuance under Equity Compensation Plans

The following tables summarize as of November 16, 2010, the equity compensation plans pursuant to which equity securities of the Company may be issued:

Stock-Option Plans Information

Plan Category	Number of Common Shares to be Issued Upon Exercise of Outstanding Options	Weighted Average Exercise Price of Outstanding Options	Number of Common Shares Remaining Available for Future Issuance Under the Equity Compensation Plans
Equity Compensation Plans of the Company approved by the shareholders	357,000	1.00	1,643,000
Equity Compensation Plans of the Company not approved by the shareholders (1)	0	N/A	3,000,000
Total:	357,000		4,643,000

Note:
       (1) The 2010 Stock Incentive Plan was approved by the Board of Directors on November 16, 2010 and shall be subject to a vote at a special meeting of shareholders on January 25, 2011.

Share Award Plan Information

Plan Category	Number of Common Shares to be Issued Upon Exercise of Outstanding Options	Weighted Average Exercise Price of Outstanding Options	Number of Common Shares Remaining Available for Future Issuance Under the Equity Compensation Plans
Equity Compensation Plans of the Company approved by the shareholders	302,500	0	697,500
Equity Compensation Plans of the Company not approved by the shareholders	N/A	N/A	N/A
Total:	302,500	-	697,500

Directors and Officers Liability Insurance

The Company maintains Directors and Officers liability insurance. The policy contains standard industry exclusions, and no claims have been made thereunder to date. The policy provides coverage with a limit of U.S.$5,000,000 per loss per policy period, subject to a deductible of U.S.$100,000 per securities claim and U.S.$100,000 per other claim. The current annual premium is paid entirely by SAND and amounts to U.S.$85,000. SAND has entered into an indemnification agreement with each of its directors and senior officers.

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

SAND has entered into the following arrangements with its directors mentioned above:

(a)

(a) On April 18, 2008, we entered into a Voting Agreement with Arthur G. Ritchie and Bradley G. Griffith on behalf of the subscribers of the Convertible Debentures issued pursuant to a private placement on April 24, 2008 for aggregate proceeds of US$1,002,600, whereby we granted the right to holders of such debentures holding a majority of the aggregate principal amount of the debentures outstanding to have the right to designate one member to be nominated as director of SAND and which provided that this member shall initially be Thomas M. O’Donnell;

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

(c)

(c) On August 1, 2007, a consulting agreement was entered by and between Arthur G. Ritchie, SAND and Jerart. Jerart agreed to provide SAND with corporate management services through the person of Arthur G. Ritchie himself and which provides that Arthur G. Ritchie shall act as President and Chief Executive Officer of SAND. Effective October 31, 2009, Arthur G. Ritchie retired as President and Chief Executive Officer of SAND. As a result, a new ‘Consulting Agreement’ was entered into between Arthur G. Ritchie, SAND and Jerart as part of his retirement package. Jerart agreed to provide SAND with corporate management services through the person of Arthur G. Ritchie himself. The agreement commences on November 1, 2009 and will continue for a term of two years. The Company will pay Jerart an annual consulting fee in the amount of $250,000 payable on the first business day of every month in monthly instalments of $20,833 plus all applicable taxes. If the agreement is terminated by the Company for any reason whatsoever prior to the expiry of the term, the remaining unpaid balance of the consulting fee will become immediately due and payable to Jerart;

(d)

Certain loan agreements between Arthur G. Ritchie, SAND and Jerart, prior to November 1, 2009, have been replaced on such date by a Repayment Agreement. Pursuant to such Repayment Agreement, the amounts owed by SAND to Arthur G. Ritchie will be repaid in equal instalments over three (3) years commencing January 1, 2011. The amounts due under the Repayment Agreement will continue to bear interest at 15% per annum and is payable on a semi-annual basis. Please see Item 7B – Related Party Transactions for more details; and

(e)

(e) On October 31, 2009, Arthur G. Ritchie, Jerart and Bradley G. Griffith entered into a Priority Agreement whereby Bradley G. Griffith as fondé de pouvoir for the holders of the Convertible Debentures agreed that the security in interest granted to Arthur G. Ritchie shall rank concurrently and pari passu with the security granted to the holders of the Convertible Debentures.

Officers’ Services Contract

During the fiscal year ended July 31, 2010, the Company had Employment Agreements with Arthur G. Ritchie and Zainab A. Schwartz, whereby Arthur G. Ritchie agreed to provide his services as President and Chief Executive Officer and Zainab A. Schwartz agreed to provide her services as Vice President, Finance and Administration and Chief Financial Officer.

The Employment Agreement of Arthur G. Ritchie provided that he would be paid an annual base salary, such bonuses as may from time to time be payable pursuant to any bonus program which is offered to senior officers or as may from time to time be payable at the discretion of the Board of Directors and a fee of one percent (1%) of the gross revenues resulting from the licensing, sale or other disposition of the Nucleus Data Base System for so long as the System is delivered as a stand-alone product of the Company. In the event the Employment Agreement of Arthur G. Ritchie (i) was terminated by SAND for any reason other than for Cause (as defined in the Employment Agreement) or death or (ii) was terminated by Arthur G. Ritchie for Good Reason (as defined in the Employment Agreement), Arthur G. Ritchie would have been entitled to receive, among other things, a lump sum payment equivalent to two (2) times the sum of his then current annual base salary and the amount of the bonuses received by him in the immediate past year and Arthur G. Ritchie would have continued for a period of two (2) years to participate in all benefit plans and programs of SAND to the extent such participation was possible, and, if such continued participation was barred, to receive amounts equal to the out-of-pocket costs of participation in plans and programs providing substantially similar benefits. Effective October 31, 2009, Arthur G. Ritchie retired as President and Chief Executive Officer of SAND and was replaced by Thomas M. O’Donnell. As a result, the Employment Agreement was replaced by a Consulting Agreement, for the severance payout, which has been entered by and between Arthur G. Ritchie, SAND and Jerart. Please see Item 6A – Directors, for details of this agreement.

Effective November 1, 2009, Thomas M. O’Donnell became President and Chief Executive Officer. Subject to shareholder approval, Mr. O’Donnell shall be compensated with stock options from the 2010 Stock Incentive Plan which was approved by the Board of Directors on November 16, 2010. Mr. O’Donnell is entitled to receive 50,000 stock options per month while serving as President and Chief Executive Officer. Our Board of Directors intends to grant such stock options before the end of the 2010 calendar year. Mr. O’Donnell has no other formal compensation arrangement with the Company.

Michael Pilcher was appointed Chief Operating Officer effective April 1, 2010. The Employment Agreement of Michael Pilcher provides that he is entitled to an annual base salary and bonuses as may from time to time be payable pursuant to any bonus program which is offered to senior officers or as may from time to time be payable at the discretion of the Board of Directors. Subject to shareholder approval, Mr. Pilcher shall also be compensated with 219,426 stock options from the 2010 Stock Incentive Plan which was approved by the Board of Directors on November 16, 2010. Our Board of Directors intends to grant such stock options before the end of the 2010 calendar year.

The Employment Agreement of Zainab A. Schwartz provided that she would be paid an annual base salary and bonuses as may from time to time be payable pursuant to any bonus program which is offered to senior officers or as may from time to time be payable at the discretion of the Board of Directors. Zainab A. Schwartz resigned from the Company effective September 15, 2010 and was provided a severance pay of eight (8) weeks.

Tony J. Giuliano was appointed Vice President, Finance and Administration and Chief Financial Officer effective October 4, 2010. The Employment Agreement of Tony J. Giuliano provides that he would be paid an annual base salary and bonuses as may from time to time be payable pursuant to any bonus program which is offered to senior officers or as may from time to time be payable at the discretion of the Board of Directors. Subject to shareholder approval, Tony J. Giuliano shall also be compensated with 100,000 stock options from the 2010 Stock Incentive Plan which was approved by the Board of Directors on November 16, 2010. Our Board of Directors intends to grant such stock options before the end of the 2010 calendar year.

Audit Committee

Audit Committee Charter

The Audit Committee of the Board of Directors of SAND (the "Audit Committee") has a formal charter setting out its mandate and responsibilities of the Audit Committee that has been reviewed and adopted as amended on June 14, 2005, the text of which was included as Exhibit 15.1 of the Annual Report on Form 20-F for the fiscal year ended July 31, 2005.

Composition of Audit Committee

Name	Independent	Financially Literate
P. Wayne Musselman	Yes	Yes
Daniel Benn	Yes	Yes
Arthur G. Ritchie	No	Yes
Michael Pesner	Yes	Yes

The Audit Committee is comprised of four directors, three of whom are independent under applicable Canadian requirements and the rules of the United States Securities and Exchange Commission (the "S.E.C."). Based on their profiles (please see Item 6A – Directors, for more details), the education and experience of each Audit Committee member is relevant to the performance of his responsibilities as a Committee member. All the members of the Committee are "financially literate" and have the ability to read and understand a set of financial statements. P. Wayne Musselman is the Chairman of the Audit Committee.

Audit Committee Meetings

The Audit Committee meets on a quarterly basis and holds special meetings as circumstances require. During the year ended on July 31, 2010, the Audit Committee held five meetings. All members attended the five meetings of the Audit Committee held during the last fiscal year.

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

Governance, Nomination, Human Resources and Compensation Committee

Charter of the Governance, Nomination, Human Resources and Compensation Committee

The Governance, Nomination, Human Resources and Compensation Committee of the Board ("Compensation Committee") is governed by a formal charter that details its mandate, the text of which was included as Exhibit 15.2 of the Annual Report on Form 20-F for the fiscal year ended July 31, 2005.

Composition of the Compensation Committee

The Compensation Committee is composed of Arthur G. Ritchie, Duncan Painter and George Wicker, all of whom, except Arthur G. Ritchie were non-management and independent directors during the fiscal year ended July 31, 2010 and satisfy the current requirements of The NASDAQ Stock Market relating to independence. George Wicker is the Chairman of the Compensation Committee.

Compensation Committee Meetings

During the year ended July 31, 2010, the Compensation Committee did not meet.

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

Board of Directors Delegation

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

During the fiscal year ended July 31, 2010, the following directors are "independent" pursuant to National Policy 58-201 Corporate Governance Guidelines ("NP 58-201") as they qualify as "independent" directors, as such term is defined in Regulation 52-110 respecting Audit Committees: Wayne Musselman, Michael Pesner, Daniel Benn, Duncan Painter and George Wicker. Arthur G. Ritchie was not independent, as he was the President and Chief Executive Officer of SAND.

Effective October 31, 2009, Arthur G. Ritchie retired as President and Chief Executive Officer and Thomas M. O’Donnell replaced him. Thomas M. O’Donnell is no longer independent and Arthur G. Ritchie will remain non-independent for a period of 3 years from the date of his retirement as he was an employee of the Company in the last three years.

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

Nomination of Directors

The Board of Directors of the Company do not feel it is necessary to increase the number of directors on the Board at this time.

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

D. Employees

On July 31, 2010, the Company had 44 employees, including 23 full-time employees and 1 part-time employee with SAND Canada, and 6 full-time employees and 1 part-time employee with Sand USA, 3 full-time employees and 1 part-time employee with Sand UK and 8 full-time employees and 1 part-time employee with Sand Germany.

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

E. Share Ownership

The shareholdings of the directors and officers of the Company as at November 16, 2010 are as follows:

Name	Position Held	Number and Percentage of Outstanding Common Shares Owned
Thomas M. O'Donnell (1)	President, Chief Executive Officer and Director	833,271 (5.24%)
Arthur G. Ritchie (1)	Former President, Chief Executive Officer and Chairman of the Board of Directors	3,598,388 (22.65%)
George Wicker	Director	274,950 (1.73%)
Total Common Shares held by Directors and Executives		4,706,609 (29.62%)

Notes:
(1)	As of October 31, 2009, Arthur G. Ritchie retired as President and Chief Executive Officer of SAND and Thomas M. O’Donnell was appointed to replace him.

No director or officer of SAND holds any stock options. However, the directors and officers of SAND are entitled to receive the stock options described in Item 6.B "Compensation", subject to shareholder approval of the 2010 Stock Incentive Plan.

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

1996 Stock Option Plan

On July 8, 1996, the Board of Directors adopted the 1996 Stock Option Plan ("Option Plan") pursuant to which the beneficiaries selected by a committee of the Board of Directors may be granted options to subscribe for Common Shares in the Company. The Option Plan was confirmed, approved and ratified by the shareholders of the Company at the annual and special meeting of the shareholders held on December 17, 1996. On November 9, 1999, by resolution, the directors of the Company amended the Option Plan to increase the maximum aggregate number of options to purchase Common Shares, which may be granted under the Option Plan. This resolution of the directors was confirmed, approved and ratified by the shareholders of the Company at the annual and special meeting of the shareholders held on December 17, 1999. The total number of Common Shares of the Company authorized for grants of options is 900,000 (as adjusted to reflect the share subdivision on a two-for-one basis on December 31, 1996), subject to adjustment to take into account changes in the capital structure of the Company.

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

The Option Plan is administered by the Compensation Committee of the Board of Directors.

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

As at November 16, 2010, 357,000 options had been granted and remained outstanding under the Option Plan and the Incentive Plan and 1,643,000 options remained available for grant under both plans.

During the fiscal year ended July 31, 2010, no stock options were granted, 21,000 stock options expired and 173,000 stock options were forfeited. No stock options were exercised.

During the period August 1, 2010 to November 16, 2010, no stock options were granted, exercised, expired or forfeited.

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

On August 28, 2007, the Board of Directors of the Company authorized the award of up to 665,000 Common Shares. On September 30, 2007, the Company granted 402,500 share awards which are dependant on the award recipients achieving certain defined objectives including continued employment with the Company for a period of 3 years. As of September 30, 2010, following the 3-year employment period and after taking into account terminations and resignations, 302,500 share awards became eligible for issuance to recipients. Such Common Shares will be issued during the fiscal year 2011.

2010 Stock Incentive Plan

On November 16, 2010, the Board of Directors of SAND established the 2010 Stock Incentive Plan ("Incentive Plan") pursuant to which the beneficiaries selected by a committee of the Board of Directors may be granted stock options or share awards in the Company. The Incentive Plan will be subject to confirmation, approval and ratification by the shareholders of the Company at a special meeting of the shareholders to be held on January 25, 2011. The maximum number of Common Shares of the Company that may be issued resulting from stock options or share awards granted under the Incentive Plan is 3,000,000 subject to adjustment to take into account changes in the capital structure of the Company.

The Incentive Plan is administered by the Compensation Committee of the Board of Directors.

The term and number of Common Shares covered by each stock option or share award, as well as the permitted frequency of exercise of such stock options or share awards, will be determined by the Compensation Committee at the time the stock options or share awards are granted to the recipients. The number of Common Shares which may be subject to stock options or share awards in favour of a single recipient may not exceed 5% of the outstanding Common Shares of the Company. Stock options or share awards granted under the Incentive Plan may not be assigned or pledged. No financial assistance is available to recipients in connection with the exercise of a stock option or share award. Stock options or share awards which expire or are terminated or surrendered or unexercised are thereafter available for the granting of other stock options or share awards. The Company may terminate the Incentive Plan at any time subject to vested rights.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

As of November 16, 2010, the Company had 15,889,620 Class “A” Common Shares outstanding. Each Class “A” Common Share entitles its holder to one vote.

A. Major Shareholders

The following are the only persons who, to our knowledge, beneficially own or exercise control or direction over shares carrying more than five percent (5%) of the votes attached to Class A Common Shares of the Company at November 16, 2010:

	Approximate Number of Class A Common Shares Owned, Controlled or Directed, Directly or Indirectly	Percentage of Class A Common Shares Owned, Controlled or Directed
Arthur G. Ritchie	3,598,388	22.65%
Thomas M. O'Donnell	833,271	5.24%
Carol Shattner	1,058,600	6.66%
Total Common Shares Owned, Controlled or Directed, Directly or Indirectly by the Major Shareholders	5,479,659	34.55%

The voting rights of the Class A Common Shares held by the persons identified or referred to above are the same as the voting rights of the Class A Common Shares held by all other shareholders.

To our knowledge, as of November 16, 2010, 11,291,900 Class A Common Shares were held of record by persons whose registered addresses were in the United States. Many of our Class A Common Shares are held in the name of intermediaries.

Except as set forth above, to our knowledge, the Company is not directly or indirectly owned or controlled by another company, by any foreign government or by any other national or legal person severally or jointly.

There are no known contractual arrangements which may result in a change of control of the Company at a subsequent date.

B.   Related Party Transactions

1)   Arthur G. Ritchie

The Company has entered into the following agreements with Arthur G. Ritchie, a major shareholder and its Chairman and former President and Chief Executive Officer, as follows:

(a)

During fiscal year 2007, the Company formalized the conditions pertaining to a loan obtained from Arthur G. Ritchie who at the time was the President and Chief Executive Officer of the Company. The loan originated from amounts owed by the Company to Arthur G. Ritchie by virtue of his previous employment contracts as President and Chief Executive Officer. The loan was bearing interest at 15% and was repayable on demand. As at July 31, 2009, an amount of $1,605,616 was owed to Arthur G. Ritchie. Arthur G. Ritchie ceased to be President and Chief Executive Officer on October 31, 2009. The amount owed Arthur G. Ritchie was again formalized in a loan agreement on October 31, 2009. The total amount owing under the loan agreement at October 31, 2009 was $1,466,677. Under the terms of the loan agreement, the loan is repayable in three (3) principal annual instalments of $488,892 over the next 3 years on January 1, 2011, 2012 and 2013. The loan bears interest at 15% that is payable semi- annually on January 1 and June 30 of each year. The amount may be prepaid at any time by the Company without penalty. In the event of default to pay an amount when due, Arthur G. Ritchie shall have the right to convert all outstanding amounts owing to him hereunder into common shares of the Company based on the average closing price of the shares on the OTC Bulletin Board for the month immediately preceding the month in which such right is exercised. In addition and also upon default, Arthur G. Ritchie shall have the right to require the Company to purchase all common shares in the capital stock of the Company owned directly or indirectly by Arthur G. Ritchie at a purchase price per share equal to the greater of:

iii)	the average closing price of the shares on the OTC Bulletin Board over the previous 30-day period plus 15%, or

iv)	the book value of the shares as determined by the auditors of the Company.

As at July 31, 2010, an amount of $1,407,874, including accrued interest of $204,214, was outstanding under the loan agreement.

The Company also signed, effective November 1, 2009, a consulting agreement and a marketing and sales assistance agreement with Arthur G. Ritchie. The consulting agreement provides for a fixed payment on the first of each month in the amount of $20,833 and expires on October 31, 2011. Payments made under the consulting agreement during fiscal year 2010 amounted to $189,117. Under the marketing and sales assistance agreement, the Company and Arthur G. Ritchie may identify prospective customers for the Company`s products and agree to designate such prospects as a registered opportunity. The marketing and sales assistance agreement provides for the payment of funds based on a percentage of sales proceeds received from a registered opportunity and which were received within a stipulated period following the date of registration of the opportunity. The marketing and sales assistance agreement expires on October 31, 2010. There were no payments made under the marketing and sales assistance agreement during fiscal year 2010.

In conjunction with the original loan agreement in 2007, the Company also issued 103,061 warrants to Arthur G. Ritchie, with each warrant entitling the holder to purchase one class "A" common share of the Company at a price of US$0.44 per share and each warrant being valid for the term of the agreement. These warrants expired during the fiscal year 2010.

(b)

Arthur G. Ritchie was entitled, under his previous employment contracts, to bonuses based on the achievement of gross revenues resulting from the licensing, sale or other disposition of the Company’s Nucleus software products. The bonuses terminated effective October 31, 2009 when he ceased to be the President and Chief Executive Officer. At July 31, 2010 and 2009, bonuses payable amounted to $165,386 and $153,582, respectively.

(c)

During fiscal year 2009, the Company obtained a loan from Arthur G. Ritchier, who at the time, was also the President and Chief Executive Officer of the Company. Arthur G. Ritchie ceased to be President and Chief Executive Officer on October 31, 2009. Under the loan agreement, a maximum of $250,000 of funds was available. As at July 31, 2009, an amount of $188,532 was outstanding under the loan facility. Under the terms of the loan agreement, the loan was repayable within 30 days of receipt of a written demand from Arthur G. Ritchie. The loan bore interest at 15% and was payable on the last business day of each calendar month. During the first quarter of fiscal year 2010, such loan, including accrued interest, was repaid by the Company to Arthur G. Ritchie.

(e)

During fiscal year 2008, the Company obtained a loan from Arthur G. Ritchie, who at the time was also the President and Chief Executive Officer of the Company. Mr. Ritchie ceased to be President and Chief Executive Officer on October 31, 2009. Under the loan agreement, a maximum of $400,000 of funds was available. As at July 31, 2009, an amount of $68,995 was outstanding under the loan facility. Under the terms of the loan agreement, the loan was repayable within 30 days of receipt of a written demand from Mr. Ritchie. The loan bore interest at 15% and was payable on the last business day of each calendar month. During the first quarter of fiscal year 2010, such loan, including accrued interest, was repaid by the Company to Arthur G. Ritchie.

During fiscal year 2008, an Inter-Creditor Priority Agreement was signed between Arthur G. Ritchie and Bradley G. Griffith on behalf of the holders of the secured convertible debentures (collectively the “parties”), at the time when the Company issued the secured convertible debentures. The parties agreed that the sums owing under the secured convertible debentures will be paid by the Company to the convertible debenture holders in priority to the sums owed by the Company to Arthur G. Ritchie. Specifically, for every $2 paid to the convertible debenture holders, the Company shall remit $1 to Arthur G. Ritchie, representing the repayment of principal only. The Inter-Creditor Priority Agreement was amended on October 31, 2009 pursuant to which the parties agreed that the sums owing under the convertible debentures will be paid by the Company to the holders of the convertible debentures pari passu to the sums owing by the Company to Arthur G. Ritchie, such that for every $1 paid to the convertible debenture holders, the Company shall remit $1 to Arthur G. Ritchie.

On April 18, 2008, SAND entered into a Voting Agreement with Arthur G. Ritchie and Bradley G. Griffith on behalf of the subscribers of the convertible debentures, whereby SAND granted the right to holders of such convertible debentures holding a majority of the aggregate principal amount of the debentures outstanding to have the right to designate one member to be nominated as director of SAND and which provided that this member shall initially be Thomas M. O'Donnell.

2) Thomas M. O’Donnell

During fiscal year 2010, we obtained various loans from our President and Chief Executive Officer, Thomas M. O’Donnell, who is also a shareholder, in the form of Promissory Notes for a total amount of $299,893 (U.S.$285,000). Under the terms of the Promissory Notes, the amounts are repayable within 30 days of receipt of a written demand from Thomas M. O’Donnell. The loans bear interest at 10% payable on the last business day of each calendar month. At July 31, 2010, an amount of $300,893, including accrued interest of $2,927, was outstanding on the Promissory Notes.

In May 2007, the Company completed a non-brokered private placement where the Company issued 1,500,000 Common Shares at a price of US$0.40 share for total cash proceeds of $675,795. In addition, the Company issued 750,000 share purchase warrants entitling two shareholders to purchase up to 750,000 shares of the Company at a price of US$0.60 for three years. One of these shareholders is Arthur G. Ritchie, the Chairman and former President and Chief Executive Officer of the Company.

In November 2009, the Company completed a non-brokered private placement where the Company issued 785,715 units for U.S.$0.70 per unit, for total gross proceeds of U.S.$550,000 to investors, one of whom is Thomas M. O’Donnell, the current President and Chief Executive Officer of the Company. Each unit consists of two Class A Common Shares and one warrant to purchase one Class A Common Share for an exercise price of U.S.$0.50 per share.

D. Interests of Experts and Counsels

     Not applicable.

ITEM 8.    FINANCIAL INFORMATION

A.      Consolidated Statements and Other Financial Information

Consolidated Financial Statements

The Company’s consolidated financial statements are set out under Item 18.

Legal Proceedings

There are no on-going legal proceedings.

Dividend Record and Policy

The Company has never paid any dividend on its Common Shares. The Company’s present policy is to retain any earnings to finance future growth. Dividends on the Common Shares paid to non-residents of Canada would generally be subject to withholding tax under the Income Tax Act (Canada) at the rate of 25%. Such rate may be subject to reduction under the provisions of a tax treaty between Canada and the country in which the recipient is resident. The Canada-U.S. Income Tax Convention (1980) (the "Convention") provides for a general reduction in the rate of withholding tax to 15% on dividends paid on shares of a Company resident in Canada (such as the Company) to a resident of the United States, and also provides for a further reduction to 5% where the beneficial owner of the dividend is a Company, resident in the United States, which owns at least 10% of the voting shares of the Company paying the dividend.

B.     Significant Changes

Subsequent to July 31, 2010, the Company received additional investment funds from private investors, including U.S.$40,000 from the President and Chief Executive Officer, for a total amount of U.S.$350,290. This amount along with other amounts invested by the President and Chief Executive Officer described in Note 8 and U.S.$25,000 received from another private investor before the year-end date will be part of a Private Placement to be completed during fiscal year 2011.

On September 30, 2010, the share awards issued to certain employees on September 30, 2007, became eligible for issuance following the successful completion of the 3-year employment condition with the Company. The Company will issue 302,500 shares to these employees during fiscal year 2011.

On November 16, 2010, the Board of Directors of the Company approved the 2010 Stock Incentive Plan pursuant to which beneficiaries selected by a committee of the Board of Directors may be granted stock options or share awards. The maximum number of Common Shares of the Company that may be issued resulting from stock options or share awards granted under the 2010 Stock incentive Plan is 3,000,000.

ITEM 9.     THE OFFER AND LISTING

A.     Offer and listing details

The following tables sets forth the price ranges and volume of Common Shares during the periods indicated on the OTCBB, and before August 5, 2005, on the Nasdaq SmallCap Market System.

Quarter Ended	High	Low	Volume
October 31, 2010	0.46	0.25	215,699
July 31, 2010	0.56	0.26	174,174
April 30, 2010	0.53	0.32	305,235
January 31, 2010	0.50	0.29	234,468
October 31, 2009	0.50	0.25	216,644
July 31, 2009	0.45	0.30	312,065
April 30, 2009	0.40	0.26	273,716
January 31, 2009	0.57	0.28	642,333
October 31, 2008	0.81	0.48	345,400
July 31, 2008	0.85	0.70	539,300
April 30, 2008	0.55	0.31	648,500
January 31, 2008	0.50	0.31	578,400
October 31, 2007	0.55	0.40	599,400
July 31, 2007	0.58	0.35	667,400
April 30, 2007	0.65	0.40	361,600
January 31, 2007	0.70	0.40	460,900
October 31, 2006	0.48	0.38	348,500

Fiscal Year Ended(1)	High	Low	Volume
July 2010	0.56	0.25	930,521
July 2009	0.81	0.26	1,573,394
July 2008	0.85	0.31	2,365,600
July 2007	0.70	0.35	1,838,400
July 2006	0.85	0.22	3,228,200
July 2005(1)	1.08	0.43	3,702,500
July 2004(2)	1.61	0.75	8,921,600

Notes:
(1)	As traded on The Nasdaq SmallCap Market System or after August 9, 2005 on the OTCBB.
(2)	As traded on The Nasdaq SmallCap Market System.

B.    Plan of distribution

Not applicable.

C.    Markets

The Company’s Common Shares have been traded in the United States on the OTCBB since August 9, 2005, under the symbol "SNDTF". Before August 9, 2005, the Company's Common Shares were listed on the Nasdaq SmallCap Market System.

In 2008, the management of SAND had learned that its Common Shares had been listed for trading on the Berlin-Bremen Stock Exchange (the "Berlin Exchange") under the symbol "SD1A", without the Company's prior knowledge, consent or authorization. Any authorized broker may list a company on the Berling Exchange by filing an application with the administration of the exchange for a permit to trade a company's stock already listed on and regulated by other markets. SAND does not anticipate that this will materially affect the price of its Common Shares.

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

Description of Share Capital

The authorized share capital of the Company consists of an unlimited number of Class A Common Shares, all without par value, and an unlimited number of Class B Shares, issuable in series, all without par value, of which Class B, Series A Shares have been authorized.

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

C.    Material Contracts

The material contracts concluded by the Company for the two years immediately preceding publication of this Report are as follows:

  Deed of Hypothec to Secure Payment of Debentures entered into by and between SAND and Mr. Bradley G. Griffith, on behalf of the holders of the Convertible Debenturers, before Mr. Sandor Steinberg, Notary for the Province of Québec, on April 24, 2008, whereby SAND agreed for the purposes of securing the payment of the Convertible Debentures in principal and interest to hypothecate and charge in favour of Mr. Griffith and each of the holders of the Convertible Debentures for the sum of three million two hundred and ninety-eight thousand and six hundred and forty-four Canadian dollars ($3,298,644), with interest at the rate of eight percent (8%) per annum, the universality of all of its property, movable and immovable, personal and real, corporeal and incorporeal, tangible and intangible, present and future, of whatever nature and wherever situated;

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

E.    Taxation

Certain Canadian Federal Income Tax Consequences

The discussion under this heading summarises the material Canadian federal income tax consequences of acquiring, holding and disposing of Common Shares of the Company for a shareholder of the Company who is not resident in Canada but is resident in the United States who benefits from the provisions of the Convention and who will acquire and hold Common Shares of the Company as capital property for the purpose of the Income Tax Act (Canada) (the "Tax Act"). This summary does not apply to a shareholder who carries on business in Canada through a "permanent establishment" situated in Canada or who has a fixed tax base regularly available to him through which he or she performs independent personal services in Canada if the shareholder’s holding in the Company is effectively connected with such permanent establishment or fixed base. This summary is based on the provisions of the Tax Act and the regulations thereunder and on the Company’s understanding of the administrative practices of the Canada Revenue Agency and takes into account all specific proposals to amend the Tax Act or regulations made by the Minister of Finance of Canada to November 16, 2010. It has been assumed that there will be no other relevant amendment of any governing law although no assurance can be given in this respect. This discussion is general only and is not a substitute for independent advice from a shareholder’s own Canadian and U.S. tax advisors.

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

A non-resident of Canada is not subject to tax under the Tax Act in respect of a capital gain realized upon the disposition of shares unless the shares represent "taxable Canadian property". Common shares of the Company will not generally constitute taxable Canadian property. Common shares of the Company will constitute taxable Canadian property of a shareholder at a particular time if the shareholder used or held the shares in carrying on a business in Canada, or if more than 50% of the fair market value of the shares was derived directly or indirectly from one or any combination of:

a)	Real or immovable property in Canada
b)	Canadian resource properties
c)	Timber resource properties; and
d)	Options in respect of any property described in a) to c).

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

Notwithstanding the potential exemption from Canadian tax provided under the Convention, where a nonresident of Canada disposes of Common Shares of the Company that are "taxable Canadian property", the non-resident is required to file a Canadian income tax return in respect of any such dispositions.

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

I.    Subsidiary Information

Information relating to the Company’s subsidiaries is described in – Information on the Company – particularly under "Organizational Structure" in Item 4 and in "Exhibit 8.1" hereof.

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

Please see Note 18 in the audited consolidated financial statements for more details on each of the risks above.

ITEM 12.    DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13.    DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14.    MATERIAL MODIFICATIONS TO THE RIGHT OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15.    CONTROLS AND PROCEDURES

A.    Disclosure Controls and Procedures

As of July 31, 2010, an evaluation was carried out, under the supervision of and with the participation of management, including the President and Chief Executive Officer ("CEO") and the Vice-President Finance and Administration and Chief Financial Officer ("CFO"), of the effectiveness of the Company’s disclosure controls and procedures as defined in National Instrument 52-109 - Certification of Disclosure in Issuers' Annual and Interim Filing and in Rule 13a-15 or 15d-15 under the Exchange Act.

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

Management conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, management concluded that the Company's internal control over financial reporting was effective as of July 31, 2010.

There have been no changes in our internal control over financial reporting during the fiscal year ended July 31, 2010 that have materially affected, or are reasonably likely to materially affect our internal control over financial reporting.

This Report does not include an attestation report of the Company’s registered public accounting firm regarding internal control over financial reporting. Management’s report was not subject to attestation by the Company’s registered public accounting firm pursuant to the Dodd-Frank Wall Street Reform and Consumer Protection Act.

ITEM 16A.     AUDIT COMMITTEE FINANCIAL EXPERT

P. Wayne Musselman, Michael Pesner, Arthur G. Ritchie, and Daniel Benn, all of whom are non-management and unrelated directors, currently comprise the Audit Committee of the Board of Directors of the Company. P. Wayne Musselman is the Chairman of the Audit Committee.

Based on the qualifications summarized in his profile in Item 6A – Directors, the Board of Directors of SAND has determined that Mr. Musselman qualifies as an "audit committee financial expert". P. Wayne Musselman is independent as defined under Regulation 52-110 respecting Audit Committees and under the rules of the NASDAQ Stock Market.

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

ITEM 16C.    PRINCIPAL ACCOUNTANT FEES AND SERVICES

(a)    Audit Fees

The aggregate fees billed for professional services rendered by Raymond Chabot Grant Thornton LLP, the principal accountant for the Company, for the audit of the Company’s annual financial statements and services normally provided by such accountants in connection with the Company’s statutory and regulatory filings for the Company’s fiscal year ended July 31, 2010, were $95,000 ($120,000 in the fiscal year ended July 31, 2009).

(b)    Audit-Related Fees

There were $4,500 in fees billed for assurance and related services by Raymond Chabot Grant Thornton LLP that are reasonably related to the performance of the audit or review of the Company’s financial statements for the Company’s fiscal year ended July 31, 2010 ($4,500 in the fiscal year ended July 31, 2009).

(c)    Tax Fees

The aggregate fees billed for products and services rendered by Deloitte & Touche LLP for tax compliance, tax advice and tax planning for the Company’s fiscal ended July 31, 2010 were $10,000 ($8,000 in the fiscal year ended July 31, 2009).

(d)    All Other Fees

There were no fees billed for professional services rendered by Raymond Chabot Grant Thornton LLP other than the fees reported in this Item 16C. above during the Company’s two fiscal years ended July 31, 2010.

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

These financial statements were prepared in accordance with generally accepted accounting principles in Canada and are expressed in Canadian dollars. Such financial statements have been reconciled to U.S. GAAP in Note 20. For a history of the exchange rates which were used for Canadian dollars against U.S. dollars, see Section A – Selected Financial Data under Item 3 "Key Information" of this Report.

SAND Technology Inc.

Consolidated Financial Statements
July 31, 2010, 2009 and 2008

Independent Auditors’ Report

To the Shareholders of SAND Technology Inc.	Raymond Chabot Grant Thornton LLP
Suite 2000
National Bank Tower
600 De La Gauchetière Street West
Montréal, Québec H3B 4L8

Telephone: 514-878-2691
Fax: 514-878-2127
www.rcgt.com

We have audited the consolidated balance sheets of SAND Technology Inc. (the "Company") as at July 31, 2010 and 2009 and the consolidated statements of operations and comprehensive loss, shareholders’ deficiency and cash flows for each of the years in the three-year period ended July 31, 2010. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at July 31, 2010 and 2009 and the results of its operations and its cash flows for each of the years in the three-year period ended July 31, 2010 in accordance with Canadian generally accepted accounting principles.

The Company is not required to have, nor were we engaged to perform, audits of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Montréal, Canada, November 16, 2010

___________________________________________________
1 Chartered accountant auditor permit no. 20154

Chartered Accountants
Member of Grant Thornton International Ltd

Comments by Independent Auditors for U.S. Readers on Canada-U.S. Reporting Differences	Raymond Chabot Grant Thornton LLP
Suite 2000
National Bank Tower
600 De La Gauchetière Street West
Montréal, Québec H3B 4L8

Telephone: 514-878-2691
Fax: 514-878-2127
www.rcgt.com

In the United States, the standards of the Public Company Accounting Oversight Board (United States) require the addition of an explanatory paragraph (following the opinion paragraph) when the consolidated financial statements are affected by conditions and events that cast substantial doubt on the Company's ability to continue as a going concern, such as those described in Note 2 to the consolidated financial statements of the Company. Our report to the shareholders, dated November 16, 2010 is expressed in accordance with Canadian reporting standards, which do not require a reference to such events and conditions in the independent auditors’ report when the events and conditions are properly accounted for and adequately disclosed in the financial statements.

Montréal, Canada, November 16, 2010

___________________________________________________
1 Chartered accountant auditor permit no. 20154

Chartered Accountants
Member of Grant Thornton International Ltd

SAND Technology Inc.
Consolidated Balance Sheets
July 31, 2010 and 2009
(Expressed in Canadian Dollars, unless otherwise stated)

	As at July 31,	As at July 31,
	2010	2009

ASSETS
Current Assets
Cash	$579,270	$1,065,572
Accounts receivable	739,144	1,224,199
Research and development tax credits receivable (Note 13)	660,000	160,000
Unbilled receivable	-	109,414
Prepaid expenses	74,541	97,689
	2,052,955	2,656,874

Capital assets, net (Note 6)	64,488	83,452

	2,117,443	2,740,326

LIABILITIES
Current Liabilities
Accounts payable and accrued liabilities (Note 7)	984,149	1,002,902
Deferred revenue	1,135,814	1,517,968
Deferred lease inducements	19,558	29,337
Due to shareholders (Note 8)	896,369	2,016,725
	3,035,890	4,566,932

Deferred revenue	106,124	164,169
Due to shareholders (Note 8)	977,784	-
Deferred lease inducements	-	19,558
Convertible debentures (Note 9)	448,309	362,222
	4,568,107	5,112,881

SHAREHOLDERS' DEFICIENCY
Share capital (Note 11) Authorized An unlimited number of class "A" common shares, without par value An unlimited number of class "B" common shares, without par value Issued and outstanding 15,889,620 class "A" common shares (July 31, 2009 - 14,318,189 shares) (Note 11)	38,976,108	38,530,441
Equity component of convertible debentures (Note 9)	446,027	446,027
Contributed surplus (Note 12)	1,053,897	832,124
Deficit	(42,926,696)	(42,181,147)
	(2,450,664)	(2,372,555)

	2,117,443	2,740,326

The accompanying notes are an integral part of the consolidated financial statements.

On behalf of the Board,

Arthur G. Ritchie, Director	Wayne Musselman, Director

SAND Technology Inc.
Consolidated Operations and Comprehensive Loss
Years ended July 31, 2010, 2009 and 2008
(Expressed in Canadian Dollars, unless otherwise stated)

	Year ended	Year ended	Year ended
	July 31,	July 31,	July 31,
	2010	2009	2008

Revenue	$6,562,411	$7,049,237	$6,998,472

Cost of sales and product support	1,194,674	1,396,224	1,470,215

Gross profit	5,367,737	5,653,013	5,528,257

Operating Expenses
Research and development costs, net (Note 13)	1,458,392	1,960,295	1,971,813
Amortization of capital assets and other assets	53,298	63,643	187,517
Sellling, general and administrative	4,224,677	4,372,067	4,402,613
	5,736,367	6,396,005	6,561,943

Loss from operations before the undernoted items	(368,630)	(742,992)	(1,033,686)

Foreign exchange loss	80,978	135,051	9,123
Interest expense (Note 5)	295,941	313,652	229,141
	376,919	448,703	238,264

Net loss and comprehensive loss	$(745,549)	$(1,191,695)	$(1,271,950)

Basic and diluted loss per share	$(0.05)	$(0.08)	$(0.09)

Basic and diluted weighted average number of common shares	15,467,702	14,318,189	14,318,189

The accompanying notes are an integral part of the consolidated financial statements.

SAND Technology Inc.
Consolidated Shareholders’ Deficiency
Years ended July 31, 2010, 2009 and 2008
(Expressed in Canadian Dollars, unless otherwise stated)

	Share Capital
			Equity
	Number of		component of
	class "A"		convertible	Contributed		Shareholders'
	common shares	Amount	debentures	surplus	Deficit	deficiency

Balance as at July 31, 2007	14,318,189	$38,530,441		$305,110	$(39,717,502)	$(881,951)
Net loss					(1,271,950)	(1,271,950)
Stock-based compensation				144,000		144,000
Convertible debentures issuance (equity component) (Note 9)			446,027			446,027
Warrants issuance as part of c onvertible debentures (Note 9)				303,415		303,415

Balance as at July 31, 2008	14,318,189	38,530,441	446,027	752,525	(40,989,452)	(1,260,459)
Net loss					(1,191,695)	(1,191,695)
Stock-based compensation				79,599		79,599

Balance as at July 31, 2009	14,318,189	38,530,441	446,027	832,124	(42,181,147)	(2,372,555)

Net loss					(745,549)	(745,549)
Stock-based compensation				79,605		79,605
Common shares issued as part of private placement (Note 10)	1,571,431	445,667				445,667
Warrants issuance as part of private placement (Note 10)				142,168		142,168

Balance as at July 31, 2010	15,889,620	$38,976,108	$446,027	$1,053,897	$(42,926,696)	$(2,450,664)

The accompanying notes are an integral part of the consolidated financial statements.

SAND Technology Inc.
Consolidated Cash Flows
Years ended July 31, 2010, 2009 and 2008
(Expressed in Canadian Dollars, unless otherwise stated)

	Year Ended	Year Ended	Year Ended
	July 31,	July 31,	July 31,
	2010	2009	2008

OPERATING ACTIVITIES
Net loss	$(745,549)	$(1,191,695)	$(1,271,950)
Non-cash items
Amortization of capital assets and other assets	53,298	63,643	187,517
Stock-based compensation	79,605	79,599	144,000
Accretion of debt component of convertible debentures	86,087	83,879	17,966
Amortization of deferred lease inducement	(29,337)	(29,337)	(29,337)
Changes in working capital items
Accounts receivable	524,935	244,896	(215,870)
Research and development tax credits receivable	(500,000)	(160,000)	233,980
Unbilled receivable	112,515	142,445	(246,332)
Prepaid expenses	26,545	(10,096)	64,421
Accounts payable and accrued liabilities	198,380	(316,566)	246,102
Deferred revenue	(380,046)	578,761	(182,383)
Cash flows from operating activities (a)	(573,567)	(514,471)	(1,051,886)

INVESTING ACTIVITIES
Purchase of capital assets	(34,334)	(24,781)	(17,315)
Cash flows from investing activities	(34,334)	(24,781)	(17,315)

FINANCING ACTIVITIES
Due to shareholders	299,893	749,024	517,557
Repayments of due to shareholders	(659,484)	-	-
Advance from a shareholder	26,623	-	-
Issuance of convertible debentures	-	-	1,009,819
Issuance of units	587,835	-	-
Cash flows from financing activities	254,867	749,024	1,527,376

Effect of exchange rate changes on cash	(133,268)	(29,057)	(13,443)

Net increase (decrease) in cash	(486,302)	180,715	444,732

Cash, beginning of year	1,065,572	775,443	330,711

Cash, end of year	$579,270	$956,158	$775,443

(a) Additional information
Interest paid	$300,977	$37,171	$112,962

The accompanying notes are an integral part of the consolidated financial statements.

SAND Technology Inc.
Notes to Consolidated Financial Statements
July 31, 2010
(Expressed in Canadian Dollars, unless otherwise stated)

1 - NATURE OF BUSINESS

SAND Technology Inc. (“Company”) is incorporated under the Canada Business Corporations Act. The Company’s common shares are listed on the Over-the-Counter (“OTC”) Bulletin Board in the United States. SAND Technology Inc. and its wholly-owned subsidiaries are involved in the design, development, marketing and support of software products and services that reduce large amounts of data into a small footprint and enable users to retrieve usable business information from large amounts of data. The software products, collectively known as the SAND/DNA Product Suite, are designed to provide an efficient and cost effective way for business users to make fast, easy and efficient inquiries of large databases without the intervention of specialist information technology professionals.

2 - GOING CONCERN

The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“GAAP”) and on the basis of the going concern assumption, which considers the realization of assets and the settlement of liabilities and commitments in the normal course of business.

The Company has incurred operating losses in the current and past years. The Company has also generated negative cash flows from operations and has a significant working capital deficiency. To successfully grow the business, the Company must decrease its cash outflows, improve its cash position and succeed in its ability to raise additional capital through a combination of primarily public or private equity offerings or strategic alliances. The Company is also dependent on the success of its marketing efforts and continued revenue growth through the sale of its products. The Company’s uncertainty as to its ability to generate sufficient revenue and raise sufficient capital, raise significant doubt about the entity’s ability to continue as a going concern.

Subsequent to the year-end, the Company has obtained additional financing from private investors (Note 22), and is continuing its efforts to obtain additional financing for its current operations. The Company can give no assurance that it will achieve profitability or be capable of sustaining profitable operations. The accompanying consolidated financial statements do not include any adjustments relating to the recoverability and classification of the carrying amounts of assets or the amount and classification of liabilities that might result if the Company is unable to continue as a going concern.

3 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

This summary of significant accounting policies is provided to assist the reader in understanding the Company’s consolidated financial statements. The consolidated financial statements and notes thereto are the representations of the Company’s management. The Company’s management is responsible for their integrity and objectivity. These accounting policies conform to GAAP and have been consistently applied in the preparation of the consolidated financial statements.

SAND Technology Inc.
Notes to Consolidated Financial Statements
July 31, 2010
(Expressed in Canadian Dollars, unless otherwise stated)

Basis of Presentation

These consolidated financial statements and related notes are presented in accordance with Canadian GAAP and are expressed in Canadian Dollars. Certain Canadian GAAP principles used in these consolidated financial statements differ from United States GAAP as described in Note 20. The Company’s fiscal year-end is July 31.

Accounting Changes

On August 1, 2009, in accordance with the applicable transitional provisions, the Company adopted the new recommendations of the Canadian Institute of Chartered Accountants (“CICA”) Handbook Section 3064 “Goodwill and Intangible Assets” and revision release No. 54, which, among others, contains several amendments to Sections 3862, “Financial Instruments – Disclosures”.

Goodwill and Intangible Assets

Section 3064, “Goodwill and Intangible Assets”, replaces Section 3062, “Goodwill and Other Intangible Assets” and Section 3450, “Research and Development Costs”. This Section establishes standards for the recognition, measurement and disclosure of goodwill and intangible assets. The provisions of this Section, relating to the definition and initial recognition of intangible assets, are equivalent to the corresponding provisions under International Financial Reporting Standards (“IFRS”). Section 1000, “Financial Statement Concepts”, was also amended to provide consistency with this new Section. This Section applies to interim and annual consolidated financial statements relating to fiscal years beginning on or after October 1, 2008. The adoption of this Section had no material effect on the Company’s consolidated financial result and position.

Financial Instruments Disclosures and Presentation

Revisions release No. 54, includes several amendments to Section 3862 “Financial Instruments -Disclosures”. This Section has been amended to primarily include additional disclosure requirements with respect to the fair value measurements of financial instruments and liquidity risk. The amendments to this Section apply to annual consolidated financial statements for fiscal years ending on or after September 30, 2009. The Company included the additional disclosures in Note 19 to these consolidated financial statements. Comparative disclosures were not included and are not required for the first year of adoption.

Basis of Consolidation

The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries, Sand Technology Deutschland GmbH, located in Germany, Sand Technology Limited, located in the United Kingdom, Sand Technology Ireland Limited, located in Ireland and Sand Technology Corp. and STSI Licensing, LLC, located in the United States. All intercompany transactions and accounts have been eliminated on consolidation.

Accounting Estimates

The preparation of the consolidated financial statements in conformity with Canadian GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting year. The most significant estimates relate to the establishment of the fair values of the components of the convertible debentures, the accounting for stock options, share awards, warrants and the evaluation of the research and development tax credits. Actual results may differ from these estimates.

SAND Technology Inc.
Notes to Consolidated Financial Statements
July 31, 2010
(Expressed in Canadian Dollars, unless otherwise stated)

Cash and Cash Equivalents

For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments, with a maturity of three months or less, to be cash equivalents. There were no cash equivalents as of July 31, 2010 and 2009.

Allowance for Doubtful Accounts

Management of the Company makes judgements as to its ability to collect outstanding receivables and provide allowances for the portion of receivables when collection becomes doubtful. Provisions are made based upon a specific review of all outstanding invoices. As of July 31, 2010, the allowance for doubtful accounts was nil ($4,140 as at July 31, 2009).

Capital Assets

Capital assets are recorded at cost less accumulated amortization and provisions for write-downs. Amortization is calculated using the straight-line method over the estimated useful lives of the assets as follows:

Furniture and equipment	5 years
Computer equipment	3 years
Research and development equipment	3 years
Leasehold improvements	Lease term of 10 years

Other Assets

Other assets consist of contract costs that were paid to a vendor upon the transfer of a long-term service contract and were amortized rateably over the term of the contract which ended in fiscal year 2008.

Impairment of Long-Lived Assets

Capital assets are tested for recoverability when events or changes in circumstances indicate that their carrying amount may not be recoverable. The carrying amount of a long-lived asset is not recoverable when it exceeds the sum of the undiscounted cash flows expected from its use and eventual disposal. In such a case, an impairment is recognized and is calculated as the excess of the carrying amount of the long-lived asset over its fair value.

Basic and Diluted Income (Loss) per Common Share

Basic net income (loss) per share (“Basic EPS”) includes no dilution and is computed by dividing net income (loss) available to common shareholders by the weighted average number of common shares outstanding for the year.

Diluted earnings per share is computed by dividing net income by the weighted average number of shares outstanding and, when, dilutive, potential shares from stock options and share awards, stock warrants to purchase common stock using the treasury method, and conversions of outstanding convertible debt using the “if converted” method. A net loss was reported in 2010, 2009 and 2008, and accordingly, in those years, the denominator for the Basic EPS calculation was equal to the weighted average of outstanding shares with no consideration for outstanding stock options, share awards and warrants to purchase shares of the Company's common stock because to do so would have been anti-dilutive.

SAND Technology Inc.
Notes to Consolidated Financial Statements
July 31, 2010
(Expressed in Canadian Dollars, unless otherwise stated)

The following number of stock options, share awards, share warrants and shares issuable upon conversion of the convertible debentures were not included in the computation of diluted earnings per share because to do so would have been anti-dilutive for the periods presented:

	2009	2008	2007

Stock options	357,000	551,000	556,000
Share awards	302,500	402,500	407,500
Warrants	1,899,715	1,967,061	1,967,061
Convertible debentures	2,228,000	2,228,000	2,228,000

	4,787,215	5,148,561	5,158,561

Income Taxes

The Company uses the liability method of accounting for income taxes under which deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted or substantially enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized as part of the provision for income taxes in the period that includes the enactment date. Valuation allowances are established when it is more likely than not that some or all of the deferred tax assets will not be realized in the future.

Deferred Lease Inducements

Deferred lease inducements are being amortized on a straight-line basis over the term of the lease as a deduction of lease expense.

Foreign Currency Translation

The Company’s functional and reporting currency is the Canadian dollar and each of the Company’s wholly-owned subsidiaries is considered an integrated foreign operation. Accordingly, transactions denominated in currencies other than the functional currency are converted into Canadian dollars using the exchange rate in effect at the date of the transaction or the average rate for the period in the case of recurring revenue and expense transactions. Monetary assets and liabilities are revalued into the functional currency at each balance sheet date using the exchange rate in effect at the balance sheet date, with any resulting exchange gains or losses being credited or charged to the statement of operations. Non-monetary assets and liabilities are recorded in the functional currency using the exchange rate in effect at the date of the transaction and are not revalued for subsequent changes in exchange rates.

SAND Technology Inc.
Notes to Consolidated Financial Statements
July 31, 2010
(Expressed in Canadian Dollars, unless otherwise stated)

Revenue Recognition

The Company generates revenues principally through the sale of software licences and services. Software licence revenues are normally generated from licensing the perpetual use of the Company’s software products. Service revenues are generated from sales of maintenance, implementation, consulting and training services performed for customers that licence the Company’s products.

Revenue from the sale of software licence agreements is recognized upon delivery of the software if persuasive evidence of an arrangement exists, collection is probable, the fee is fixed or determinable and vendor-specific evidence of an arrangement exists to allocate the total fee to the different elements of an arrangement. Vendor-specific objective evidence (“VSOE”) is typically based on the price charged when an element is sold separately or, in the case of an element not yet sold separately, the price established by management if it is probable that the price, once established, will not change before market introduction. If VSOE of all undelivered elements exists but evidence does not exist for one or more delivered elements, then revenue is recognized using the residual method. Under the residual method, the fair value of the undelivered elements is deferred, and the remaining portion of the agreement fee related to the delivered elements is recognized as revenue provided that all other revenue recognition criteria are met. If evidence of fair value of one or more undelivered elements cannot be established, revenue is deferred and recognized ratably over the last undelivered element.

In circumstances where the implementation services are essential to the functionality of the software or where the software requires significant customization, the Company recognizes software licence revenue using the percentage-of-completion method over the implementation period. The percentage-of-completion is measured by the percentage of implementation hours incurred to date to total estimated implementation hours. Past experience has shown expended hours to be the best measure of progress.

Revenues from maintenance services for licences previously sold and implemented are recognized over the term of the contract.

Revenues from sales with extended payment terms are recognized when collectability is reasonably assured.

Revenues from consulting and training services not considered as a part of the implementation of software licences are recognized as the services are provided.

Amounts received in advance of the delivery of products or the performance of services are classified as deferred revenue. Revenues recognized in advance of invoicing to the customer are recorded as unbilled receivables where the collection of the receivable is probable.

Share Issuance Costs

Costs directly identifiable with the raising of share capital financing are charged against share capital. Share issuance costs incurred in advance of share subscriptions are recorded as non-current deferred assets. Share issuance costs related to uncompleted share subscriptions are charged to operations.

SAND Technology Inc.
Notes to Consolidated Financial Statements
July 31, 2010
(Expressed in Canadian Dollars, unless otherwise stated)

Financing and Transaction Costs

Financing costs associated with the issuance of debt are recorded directly against net income. Transaction costs, such as legal fees, that are directly attributable to the acquisition of financial assets or incurrence of financial liabilities are recorded directly against net income.

Research and Development Costs

Research costs are charged to operations in the period in which they are incurred. Development costs are expensed as incurred unless a project meets the criteria under GAAP for deferral and amortization. The Company has not deferred any such development costs to date. Related tax credits are recorded as a reduction of research and development costs. These tax credits are periodically examined by the tax authorities and, as a result of such examinations, the amounts ultimately granted may differ from the amounts recorded.

Stock-Based Compensation

The Company estimates the fair value of share-based payment awards made to employees, officers and directors, including stock options and share awards related to employee stock purchase plans, on the date of grant using an option-pricing model. The value of the portion of the award that is ultimately expected to vest is recognized as an expense ratably over the requisite service periods. The Company uses the Black-Scholes option pricing model to determine the fair value of the stock-based compensation that it grants to employees and non-employees. The Company is required to make certain assumptions in connection with this determination, the most important of which involves the calculation of volatility with respect to the price of its common stock. The computation of volatility is intended to produce a volatility value that is representative of the Company’s expectations about the future volatility of the price of its common stock over an expected term. The Company used its share price history to determine volatility and cannot predict how the price of its common shares of common stock will react on the open market in the future. As a result, the volatility value that the Company calculated may differ from the future volatility of the price of its shares of common stock.

Upon the exercise of stock options, any consideration received and the amounts previously recorded under stock-based compensation are credited to share capital. Upon the issuance of shares resulting from share awards, amounts previously recorded under stock-based compensation are credited to share capital.

Guarantees

In the normal course of its operations, the Company enters into agreements that contain certain features which meet the definition of a guarantee under the guidance provided by Accounting Guideline AcG–14 –Disclosure of Guarantees.

Certain agreements with customers include intellectual-property indemnification obligations that are customary in the industry. These obligations would generally require the Company to compensate a third party for certain damages and losses incurred as a result of third-party intellectual-property claims arising from these agreements.

The nature of these obligations prevents the Company from making a reasonable estimate of the maximum potential amount it could be required to pay. Historically, the Company has not made any payments under such obligations.

SAND Technology Inc.
Notes to Consolidated Financial Statements
July 31, 2010
(Expressed in Canadian Dollars, unless otherwise stated)

In addition, the Company provided warranties as part of the sale of a former subsidiary, ClarityBlue Limited, which occurred on July 31, 2003, for claims against it related to conditions existing prior to the sale. The warranties expired on January 31, 2010.

Financial Assets and Liabilities
On initial recognition, all financial assets and liabilities are measured and recognized at their fair value. Subsequently, financial assets and liabilities are measured and recognized as follows:

  Cash is classified as a held-for-trading financial asset. It is measured at fair value and changes in fair value are recognized in operations.
  Accounts receivable and unbilled receivable are classified as loans and receivable. They are measured at amortized cost, which is generally the amount initially recognized, less any allowance for doubtful accounts.
  Accounts payable and accrued liabilities (excluding sales tax payable), due to shareholders and convertible debentures are classified as other financial liabilities. They are measured at amortized cost using the effective interest rate method, except for accounts payable and accrued liabilities and due to shareholders which are at cost. Interest calculated using the effective interest method is presented in operations as interest expense.

Fair Value Measurements
The Company determines fair value using a fair value hierarchy that distinguishes between market participant assumptions developed based on market data (observable inputs) obtained from sources independent of the reporting entity, and a reporting entity’s own assumptions (unobservable inputs) about market participant assumptions developed based on the best information available in the circumstances.

Fair value is the price that would be received to sell an asset or paid to transfer a liability in the Company’s principal or most advantageous market for the asset or liability in an orderly transaction between market participants at the measurement date, essentially the exit price.

A financial instrument’s level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. However, the determination of what constitutes “observable” requires significant judgment by the Company.

The levels of fair value hierarchy are as follows:

  Level one – Unadjusted quoted market prices in active markets for identical assets or liabilities;
  Level two – Inputs other than level one inputs that are either directly or indirectly observable; and
  Level three – Unobservable inputs developed using estimates and assumptions, which are developed by the reporting entity and reflect those assumptions that a market participant would use.

Level 1 investments are valued based on quoted market prices in active markets. Level 2 investments are valued based on quoted prices in markets that are not active, broker or dealer quotations, or alternative pricing sources with reasonable levels of price transparency.

SAND Technology Inc.
Notes to Consolidated Financial Statements
July 31, 2010
(Expressed in Canadian Dollars, unless otherwise stated)

4 – RECENT ACCOUNTING PRONOUNCEMENTS

Business Combinations

Section 1582, “Business Combinations” replaces Section 1581, of the same title. This Section establishes new standards for the accounting for a business combination. This Section constitutes the Canadian GAAP equivalent to the corresponding standard under International Financial Reporting Standards (“IFRS”). This Section shall be applied prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after January 1, 2011 and the Company will adopt this new Section upon its conversion to IFRS. Earlier application is permitted. The Company is currently evaluating the impact of the adoption of this new Section on its consolidated financial statements and on future business combinations.

Consolidated Financial Statements

Section 1601, “Consolidated Financial Statements” and Section 1602, “Non-Controlling Interests” together replace Section 1600, “Consolidated Financial Statements”. Section 1601 establishes standards for the preparation of consolidated financial statements. Section 1602 establishes standards for accounting for a non-controlling interest in a subsidiary in the consolidated financial statements subsequent to a business combination. These Sections constitute the Canadian GAAP equivalent to the corresponding standard under IFRS. These Sections apply to interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011 and the Company will adopt these new Sections upon its conversion to IFRS. Earlier adoption is permitted as of the beginning of a fiscal year. The Company is currently evaluating the impact of the adoption of these new Sections on its consolidated financial statements.

5 – INFORMATION ON EARNINGS

	Year ended	Year ended	Year ended
	July 31,	July 31,	July 31,
	2010	2009	2008
Interest Expense
Accretion of debt component of convertible debentures	$86,087	$83,879	$17,966
Interest expense - due to shareholders	185,045	220,320	198,000
Interest expense - other	24,809	9,453	13,175

	$295,941	$313,652	$229,141

Amortization expense of other assets amounted to $0 in 2010 ($0 in 2009 and $110,847 in 2008). Amortization expense of capital assets amounted to $53,298 in 2010 ($63,643 in 2009 and $76,670 in 2008).

SAND Technology Inc.
Notes to Consolidated Financial Statements
July 31, 2010
(Expressed in Canadian Dollars, unless otherwise stated)

6 - CAPITAL ASSETS

			July 31,
			2010
		Accumulated	Net Book
	Cost	amortization	Value

Furniture and equipment	$569,433	$546,563	$22,870
Computer equipment	325,132	307,120	18,012
Research and development equipment	161,565	154,527	7,038
Leasehold improvements	294,287	277,719	16,568

	$1,350,417	$1,285,929	$64,488

			July 31,
			2009
		Accumulated	Net Book
	Cost	amortization	Value

Furniture and equipment	$546,180	$538,588	$7,592
Computer equipment	320,027	297,341	22,686
Research and development equipment	155,589	148,412	7,177
Leasehold improvements	294,287	248,290	45,997

	$1,316,083	$1,232,631	$83,452

7 - ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

	July 31,	July 31,
	2010	2009

Trade accounts payable and accrued liabilities	$834,371	$675,477
Salaries and commission payable	57,186	182,362
Sales tax payable	66,884	145,063
Advance from a shareholder (Note 22)	25,708	-

	$984,149	$1,002,902

SAND Technology Inc.
Notes to Consolidated Financial Statements
July 31, 2010
(Expressed in Canadian Dollars, unless otherwise stated)

8 - DUE TO SHAREHOLDERS

	July 31,	July 31,
	2010	2009
Loan from the President and Chief Executive Officer, repayable on demand, bearing interest at 10%, interest payable monthly (a)	$ 300,893	$ -
Loan from a significant shareholder, bearing interest at 15%, interest payable semi-annually, principle of $488,892 payable annually starting January 1, 2011, maturing on January 1, 2013 (b)	1,407,874	1,605,616
Compensation payable to a significant shareholder (c)	165,386	153,582
Loan from a significant shareholder (e)	-	68,995
Loan from a significant shareholder (d)	-	188,532
	1,874,153	2,016,725
Less: Current portion	896,369	2,016,725
	$977,784	$-

(a)

During fiscal year 2010, the Company obtained various loans from the current President and Chief Executive Officer, who is also a shareholder, in the form of Promissory Notes for a total amount of $299,893 (U.S.$285,000). Under the terms of the Promissory Notes, the amounts are repayable within 30 days of receipt of a written demand from the noteholder. The loans bear interest at 10% that is payable on the last business day of each calendar month. As at July 31, 2010, an amount of $300,893, including accrued interest of $2,927, was outstanding on the Promissory Notes.

SAND Technology Inc.
Notes to Consolidated Financial Statements
July 31, 2010
(Expressed in Canadian Dollars, unless otherwise stated)

(b)

During fiscal year 2007, the Company formalized the conditions pertaining to a loan obtained from a significant shareholder, who at the time was also the President and Chief Executive Officer of the Company. The loan originated from amounts owed by the Company to the shareholder by virtue of his previous employment contracts as President and Chief Executive Officer. The loan was bearing interest at 15% and was repayable on demand. As at July 31, 2009, an amount of $1,605,616 was owed to the President and Chief Executive Officer and significant shareholder. The significant shareholder ceased to be President and Chief Executive Officer on October 31, 2009. The amount owed the former President and Chief Executive Officer was again formalized in a loan agreement on October 31, 2009. The total amount owing under the loan agreement at October 31, 2009 was $1,466,677. Under the terms of the loan agreement, the loan is repayable in three (3) principal annual instalments of $488,892 over the next 3 years on January 1, 2011, 2012 and 2013. The loan bears interest at 15% that is payable semi-annually on January 1 and June 30 of each year. The amount may be prepaid at any time by the Company without penalty. In the event of default to pay an amount when due, the significant shareholder shall have the right to convert all outstanding amounts owing to him hereunder into common shares of the Company based on the average closing price of the shares on the OTC Bulletin Board for the month immediately preceding the month in which such right is exercised. In addition and also upon default, the significant shareholder shall have the right to require the Company to purchase all common shares in the capital stock of the Company owned directly or indirectly by the significant shareholder at a purchase price per share equal to the greater of:

i)	the average closing price of the shares on the OTC Bulletin Board over the previous 30-day period plus 15%, or

ii)	the book value of the shares as determined by the auditors of the Company.

As at July 31, 2010, an amount of $1,407,874, including accrued interest of $204,214, was outstanding under the loan agreement.

The Company also signed, effective November 1, 2009, a consulting agreement and a marketing and sales assistance agreement with the former President and Chief Executive Officer. The consulting agreement provides for a fixed payment on the first of each month in the amount of $21,013 and expires on October 31, 2011. Payments made under the consulting agreement during fiscal year 2010 amounted to $189,117. Under the marketing and sales assistance agreement, the Company and the former President and Chief Executive Officer may identify prospective customers for the Company`s products and agree to designate such prospects as a registered opportunity. The marketing and sales assistance agreement provides for the payment of funds based on a percentage of sales proceeds received from a registered opportunity and which were received within a stipulated period following the date of registration of the opportunity. The marketing and sales assistance agreement expires on October 31, 2010. There were no payments made under the marketing and sales assistance agreement during fiscal year 2010.

In conjunction with the original loan agreement in 2007, the Company also issued 103,061 warrants to the significant shareholder, with each warrant entitling the holder to purchase one class "A" common share of the Company at a price of US$0.44 per share and each warrant being valid for the term of the agreement. The residual valuation method was used to allocate the proceeds between the debt and equity components of the shareholder loan. It was determined that the value of the debt component would comprise the entire face value of the loan since the loan had no maturity date. Hence, the value of the equity component was determined to be nil. These warrants expired during the fiscal year 2010.

SAND Technology Inc.
Notes to Consolidated Financial Statements
July 31, 2010
(Expressed in Canadian Dollars, unless otherwise stated)

(c)

The former President and Chief Executive Officer was entitled, under his previous employment contracts, to bonuses based on the achievement of gross revenues resulting from the licensing, sale or other disposition of the Company’s Nucleus software products. The bonuses terminated effective October 31, 2009 when he ceased to be the President and Chief Executive Officer. As at July 31, 2010 and 2009, bonuses payable amounted to $165,386 and $153,582, respectively.

(d)

During fiscal year 2009, the Company obtained a loan from a significant shareholder, who at the time, was also the President and Chief Executive Officer of the Company. The significant shareholder ceased to be President and Chief Executive Officer on October 31, 2009. Under the loan agreement, a maximum of $250,000 of funds was available. As at July 31, 2009, an amount of $188,532 was outstanding under the loan facility. Under the terms of the loan agreement, the loan was repayable within 30 days of receipt of a written demand from the shareholder. The loan bore interest at 15% and was payable on the last business day of each calendar month. During the first quarter of fiscal year 2010, such loan, including accrued interest, was repaid by the Company to the shareholder.

(e)

During fiscal year 2008, the Company obtained a loan from a significant shareholder, who at the time was also the President and Chief Executive Officer of the Company. The significant shareholder ceased to be President and Chief Executive Officer on October 31, 2009. Under the loan agreement, a maximum of $400,000 of funds was available. As at July 31, 2009, an amount of $68,995 was outstanding under the loan facility. Under the terms of the loan agreement, the loan was repayable within 30 days of receipt of a written demand from the shareholder. The loan bore interest at 15% and was payable on the last business day of each calendar month. During the first quarter of fiscal year 2010, such loan, including accrued interest, was repaid by the Company to the shareholder.

During fiscal year 2008, an inter-creditor priority agreement was signed between the former President and Chief Executive Officer and significant shareholder and the holders of the secured convertible debentures (collectively the “parties”), at the time when the Company issued the secured convertible debentures described in Note 9. The parties agreed that the sums owing under the secured convertible debentures will be paid by the Company to the convertible debenture holders in priority to the sums owed by the Company to the principal shareholder. Specifically, for every $2 paid to the convertible debenture holders, the Company shall remit $1 to the significant shareholder, representing the repayment of principal only. The inter-creditor priority agreement was amended on October 31, 2009 pursuant to which the parties agreed that the sums owing under the convertible debentures will be paid by the Company to the holders of the convertible debentures pari passu to the sums owing by the Company to the significant shareholder, such that for every $1 paid to the convertible debenture holders, the Company shall remit $1 to the significant shareholder.

9 - CONVERTIBLE DEBENTURES

On April 18, 2008, the Company issued secured convertible debentures ("Convertible Debentures") on a private placement basis and received gross proceeds of $1,009,819 (U.S.$1,002,600) representing a total of 1,114 units. Each unit consists of one 8% Convertible Debenture due December 31, 2017, having a nominal value of U.S.$900, redeemable at the option of the Company if the bid price of the underlying common share has been above U.S.$1.50 for 60 consecutive trading days, and convertible at the option of the holder into class "A" common shares at U.S.$0.45 per share, and 1,000 share purchase warrants of the Company. Each warrant entitles the holder to purchase one additional common share (warrant share) of the Company at a price of U.S.$0.70 per warrant share at any time until the earlier of the close of business day which is thirty six (36) months from April 18, 2008 or the date on which the bid price of the stock has been above U.S.$1.50 for sixty (60) consecutive trading days. Interest is calculated at the rate of 8% per annum, payable in common shares at a rate of U.S.$0.45 per share. The interest is due on each conversion date (date when the principal amount is being converted) subsequent to January 1, 2009 or on the maturity date. The financing is secured by a first rank hypothec on all of the Company’s property and assets, movable and immovable, corporeal and incorporeal, present and future, for the principal accrued interest amounts. The proceeds from the private placement were used for marketing and advertising and for expansion of the business.

SAND Technology Inc.
Notes to Consolidated Financial Statements
July 31, 2010
(Expressed in Canadian Dollars, unless otherwise stated)

For accounting purposes, the debenture contains both a debt component and an equity component being the share warrants, the conversion option and the interest payable in shares:

–

The debt component of the Convertible Debentures was originally calculated using the present value of the cash flows of principal and interest payments using a discount rate of 15%. The amount calculated, at the issue date, for the carrying amount of the debt component was $260,377. The carrying value of the debt component is being accreted to its face value over its life to maturity. The accretion expense, being the amortization of the convertible debentures discount, is included in interest expense in the statement of operations. The debt issuance costs were expensed directly against net income. The amortization of the debt component of the convertible debentures for the periods ended July 31, 2010, 2009 and 2008 was $86,087, $83,879 and $17,966, respectively.

–

The amount calculated for the carrying amount of the equity component, at the issue date, was $749,442, determined by deducting the carrying amount of the debt component from the gross proceeds received. The value of the equity component includes the fair value of the share warrants, the conversion option and the interest payable in shares. The fair value of the warrants was estimated at $303,415 and was recorded in contributed surplus. The fair value of the warrants at the time of issue the Convertible Debentures was estimated using the Black-Scholes option pricing model with the following assumptions:

Dividend yield	–
Expected volatility	90%
Risk-free interest rate	3.25%
Expected life	3 years

The remaining equity component balance, in the amount of $446,027, represents the fair value of the conversion option and the interest payable in shares and has been presented separately in shareholders’ deficiency.

10 – PRIVATE PLACEMENT

On November 6, 2009, the Company received gross proceeds of U.S.$550,000 (CDN.$587,835) from private investors, including U.S.$150,000 from the current President and Chief Executive Officer, which represented participation in a Non-Brokered Private Placement Subscription Agreement (“Private Placement”) for Units in the Company at a price of U.S.$0.70 per Unit, resulting in the issuance of 785,715 Units. Each Unit consists of two class ”A” common shares and one share purchase warrant (“Warrant”) of the Company. Each Warrant entitles the holder to purchase one additional common share (“Warrant Share”) of the Company at a price of U.S.$0.50 per Warrant Share at any time until the earlier of the close of business day which is either thirty six (36) months from the closing date, November 6, 2009, or the date on which the bid price of the stock has been above U.S.$1.50 for sixty (60) consecutive trading days. The private placement resulted in the issuance of 1,571,431 common shares and 785,715 warrants of the Company.

SAND Technology Inc.
Notes to Consolidated Financial Statements
July 31, 2010
(Expressed in Canadian Dollars, unless otherwise stated)

The Company allocated the proceeds from the issuance of the Units between the common shares and the warrants according to their relative fair value, using the Black-Scholes option pricing model to determine the fair value of the warrants. The fair value allocated to the common shares was estimated at $445,667 and was recorded in share capital. The fair value allocated to the warrants was estimated at $142,168 and was recorded in contributed surplus. The fair value of the warrants at the time of issue of the Private Placement was estimated using the Black-Scholes option pricing model with the following assumptions:

Dividend yield	-
Expected volatility	103%
Risk-free interest rate	1.81
Expected life	3 years

11 - SHARE CAPITAL

2010 transactions

On November 6, 2009, the Company issued 785,715 Units which included 1,571,431 common shares relating to a Non-Brokered Private Placement Subscription Agreement, as described in Note 10, for an amount of $587,835.

2009 transactions

During fiscal year 2009, the Company did not record any transactions that impacted the share capital.

Common shares reserved for future issuance as of July 31, 2010 are as follows:

As at July 31,
2010

Stock options outstanding	357,000
Share awards outstanding	302,500
Warrants outstanding	1,899,715
Convertible debentures	2,228,000

4,787,215

12 – STOCK OPTIONS, SHARE AWARDS AND WARRANTS

a)   Stock Option Plans

The Company has two stock option plans:

SAND Technology Inc.
Notes to Consolidated Financial Statements
July 31, 2010
(Expressed in Canadian Dollars, unless otherwise stated)

1.	Under the 1996 Stock Incentive Plan, the Company may grant options to full-time employees up to a maximum of 1,100,000 class "A" common shares;

2.	Under the 1996 Stock Option Plan, the Company may grant options to its full-time employees and non- employee directors up to a maximum of 900,000 class "A" common shares.

Under both plans, the exercise price of each option is not less than the market price of the Company’s shares, as traded on the OTC Bulletin Board, on the day prior to the grant date. Stock options vest equally over a five-year period and their maximum term is 10 years except for three key employees who were provided a maximum term of 20 years.

The following table summarizes information about the Company’s stock options:

	July 31, 2010		July 31, 2009
		Weighted		Weighted
		average		average
	Number of	exercise	Number of	exercise
	options	price	options	price
		(U.S. dollars)		(U.S. dollars)

Options outstanding, beginning of year	551,000	0.98	556,000	1.03
Granted	-	-	-	-
Expired	(21,000)	(4.97)	(5,000)	(6.50)
Forfeited	(173,000)	(1.00)	-	-

Options outstanding , end of year	357,000	1.00	551,000	0.98

Options exercisable, end of year	214,200	1.00	404,000	0.98

The following table summarizes significant ranges of exercise prices of outstanding and exercisable options held by employees, officers and directors as of July 31, 2010:

SAND Technology Inc.
Notes to Consolidated Financial Statements
July 31, 2010
(Expressed in Canadian Dollars, unless otherwise stated)

	July 31, 2010			July 31, 2010
	Options Outstanding			Options Exercisable
		Weighted	Weighted		Weighted	Weighted
		average	average		average	average
	Number of	remaining	exercise	Number of	remaining	exercise
	options	life (years)	price	options	life (years)	price
			(U.S. dollars)			(U.S. dollars)

U.S.$1.00	357,000	6.06	1.00	214,200	6.11	1.00

	357,000	6.06	1.00	214,200	6.11	1.00

Stock-based compensation expense included in selling, general and administrative expenses for the years ended July 31, 2010, 2009 and 2008 was $19,577, $19,573 and $100,000, respectively.

b) Warrants

The following table summarizes information about the Company’s share warrants:

	July 31, 2010			July 31, 2009
		Weighted	Weighted		Weighted	Weighted
		average	average		average	average
	Number of	remaining	exercise	Number of	remaining	exercise
	warrants	life (years)	price	warrants	life (years)	price
			(U.S. dollars)			(U.S. dollars)

Balance, beginning of year	1,967,061	1.30	0.65	1,967,061	2.30	0.65
Granted	785,715	3.00	0.50	-	-	-
Expired	(853,061)	-	(0.60)	-	-	-
Forfeited	-	-	-	-	-	-

Balance, end of year	1,899,715	1.40	0.61	1,967,061	1.30	0.65

c) Share Awards

Under a Share Award Plan, the Company was eligible to grant class "A" common shares to its full-time employees up to a maximum of 1,000,000 class "A" common shares, at a value not to exceed the fair market value of the class "A" common shares at the time of grant and conditional upon a period of continued employment service with the Company by the employees.

The Share Award Plan is intended to promote the interests of the Company by (i) aiding the retention of employees and facilitating the recruitment of personnel by providing incentive compensation opportunities; and (ii) matching employees’ financial interests with those of the Company’s shareholders. The

SAND Technology Inc.
Notes to Consolidated Financial Statements
July 31, 2010
(Expressed in Canadian Dollars, unless otherwise stated)

administrator of the Share award Plan has the authority to determine the terms and conditions of each award granted. The Company granted 407,500 share awards on September 30, 2007 upon the one condition that the recipient remain employed with the Company for a period of 3 years. As at July 31, 2010, as a result of terminations and resignations, there remained 302,500 shares that may be issued, subject to continued employment by the employees until September 30, 2010, under the Share Award Plan.

The share award compensation expense included in selling, general and administrative expenses for the years ended July 31, 2010, 2009 and 2008 was $60,028, $60,026 and $44,000, respectively. The table also presents the assumptions in the Black-Scholes option pricing model used to determine the fair value of the share awards granted during fiscal year 2008:

2008
Dividend yield	-
Expected volatility	90%
Risk-free interest rate	4.0%
Expected life	3 years

13 - RESEARCH AND DEVELOPMENT COSTS

Research and development costs presented in the consolidated statements of operations and comprehensive loss have been determined as follows:

	Year ended	Year ended	Year ended
	July 31,	July 31,	July 31,
	2010	2009	2008

Research and development costs	$2,164,938	$2,120,295	$2,205,793
Government assistance
Investment tax credits (a),(b)	(706,546)	(160,000)	(233,980)

	$1,458,392	$1,960,295	$1,971,813

(a) During fiscal year 2010, the Company received an additional amount of tax credits in the amount of $69,401 relating to the fiscal year ended July 31, 2008. This amount related to an enhanced program for tax credits offered by the Province of Quebec (Canada) and which came into effect in the fourth quarter of fiscal 2008. The tax credits for fiscal year 2010 also include an accrual for benefits under the same enhanced program for tax credits relating to the years ended July 31, 2010 and 2009.

(b)During fiscal year 2008, the Company’s investment tax credit claims previously submitted for the fiscal years ended July 31, 2007 and 2006 were reviewed by the tax authorities. Following the review, the Company was entitled to receive additional tax credits of $233,980 from what had been originally recorded. The additional tax credits were recorded in fiscal year 2008.

SAND Technology Inc.
Notes to Consolidated Financial Statements
July 31, 2010
(Expressed in Canadian Dollars, unless otherwise stated)

14 - INCOME TAXES

The reconciliation of the income tax recovery, based on reported taxable income (loss) and using Canadian statutory tax rates, with the reported income tax expense for the years ended July 31, 2010, 2009 and 2008 is as follows:

	Year ended	Year ended	Year ended
	July 31,	July 31,	July 31,
	2010	2009	2008

Income tax recovery at Canadian statutory rates	$(223,000)	$(370,000)	$(475,000)
Non-recorded benefit from losses carried forward	(223,000)	(370,000)	(475,000)

	$-	$-	$-

The significant components of the Company’s future income tax assets and liabilities are as follows:

	July 31,	July 31,
	2010	2009

Future income tax assets
Losses carried forward	$15,590,000	$16,185,000
Capital assets	182,000	180,000
Research and development	4,136,000	3,786,000
	19,908,000	20,151,000
Future income tax liabilities
Convertible debentures	51,000	23,000
	19,857,000	20,128,000

Less: Valuation allowance	(19,857,000)	(20,128,000)

	$-	$-

As at July 31, 2010, the Company has non-capital losses carried forward to reduce future taxable income expiring at various dates to 2029, as follows:

SAND Technology Inc.
Notes to Consolidated Financial Statements
July 31, 2010
(Expressed in Canadian Dollars, unless otherwise stated)

July 31,
2010
(CDN. Dollars)

Canada	$14,200,000
United States	25,200,000
United Kingdom	-
Germany	5,600,000

$45,000,000

In addition, the Company has unclaimed research and development expenditures carried forward of approximately $14,016,000, which can be used to reduce taxable income at any time in the future, and investment tax credits of approximately $3,813,000, which can be applied against future Canadian federal income taxes payable, expiring at various dates to 2019. The benefits from these unclaimed amounts have not been recognized in the consolidated financial statements.

15 - COMMITMENTS

The Company is committed under operating leases, through 2015, for the lease of office space for a total amount of $481,884. The minimum payments due in each of the years are as follows:

2011	$263,046
2012	66,000
2013	65,502
2014	65,502
2015	21,834

$481,884

16 – SEGMENTED INFORMATION

For purposes of segmented information, the Company has identified one reportable business segment and three main geographic areas. The geographic areas of Canada, United States and Europe market the SAND/DNA product suite. The accounting policies of the Company are consistently applied in the geographic areas of Canada, United States and Europe. Sales for each geographic area are based on the location of the third party customers with customers in areas other than Canada, United States and Europe

SAND Technology Inc.
Notes to Consolidated Financial Statements
July 31, 2010
(Expressed in Canadian Dollars, unless otherwise stated)

included in the geographic area where the sales invoice is initiated. All intercompany transactions between areas have been eliminated.

		United
	Canada	States	Europe	Total
2010
Revenue	$1,131,633	$812,620	$4,618,158	$6,562,411
Current assets	1,190,955	121,285	740,715	2,052,955
Net capital assets	25,033	8,551	30,904	64,488

2009
Revenue	1,716,902	971,777	4,360,558	7,049,237
Current assets	915,910	295,690	1,445,274	2,656,874
Net capital assets	55,524	-	27,928	83,452

2008
Revenue	1,247,149	1,162,899	4,588,424	6,998,472
Current assets	580,682	235,695	1,986,655	2,803,032
Net capital assets	90,608	-	31,706	122,314

SAND Technology Inc.
Notes to Consolidated Financial Statements
July 31, 2010
(Expressed in Canadian Dollars, unless otherwise stated)

17 – CAPITAL MANAGEMENT

The Company’s capital management objectives are to ensure the Company’s ability to continue as a going concern and to provide an adequate return to its shareholders through the optimization of the Company’s debt and equity balances. The Company’s capital consists of the total of due to shareholders and convertible debentures, reduced by cash and shareholders’ deficiency. The Company manages its capital structure and makes adjustments to it in the light of its expected business growth and changes in economic conditions. In order to maintain or adjust its capital structure, the Company may issue new shares or return capital to shareholders or issue new debt or pay down existing debt.

	July 31,	July 31,
	2010	2009

Due to shareholders	$1,874,153	$2,016,725
Convertible debentures	448,309	362,222
Total Debt	2,322,462	2,378,947

Less Cash	579,270	1,065,572
Net Debt	1,743,192	1,313,375

Shareholders' deficiency
Share capital	38,976,108	38,530,441
Equity component of convertible debenture	446,027	446,027
Contributed surplus	1,053,897	832,124
Deficit	(42,926,696)	(42,181,147)
	(2,450,664)	(2,372,555)

Adjusted Capital	$(707,472)	$(1,059,180)

18 – FINANCIAL RISKS

Financial Risk Management

The objective of the Company’s financial risk management is to minimize its risk exposure against various financial risks, which include interest rate risk, credit risk, currency risk and liquidity risk. The Company does not use derivative financial instruments to minimize such risks.

a) Interest rate risk

Interest rate risk is the risk that the future cash flows or the fair value of a financial instrument will fluctuate because of changes in market interest rates. The Company's debt is at fixed rates thereby limiting the exposure to cash flow resulting from interest rate fluctuations. However, changes in interest rates may have an impact on the fair value of the debt. Management assesses the Company’s credit risk to be low.

SAND Technology Inc.
Notes to Consolidated Financial Statements
July 31, 2010
(Expressed in Canadian Dollars, unless otherwise stated)

b) Credit risk

Credit risk is the risk that one party to a financial instrument will fail to discharge its obligation and cause the other party to incur a financial loss. The Company’s maximum exposure to credit risk is limited to the carrying amount of financial assets recorded at the balance sheet date.

The Company’s credit risk exposure is detailed as follows:

	July 31,	July 31,
	2010	2009

Cash	$579,270	$1,065,572
Accounts receivable	739,144	1,224,199
Unbilled receivable	-	109,414

	$1,318,414	$2,399,185

The Company minimizes its exposure to credit risk by placing its cash with major banks. Management considers these major banks to be at low risks of loss.

The credit risk exposure of the Company’s accounts receivable is mitigated by issuing invoices for software licenses, maintenance and consulting services with short credit terms which are generally net 30 days. Software maintenance contracts are generally fully paid at the inception of the service period. In the normal course of operations, the Company evaluates the financial condition of its customers. Since most of the Company’s customers are relatively large companies in various industries and with a strong history of payment, the allowance for doubtful accounts is nominal. For the year ended July 31, 2010, the Company generated approximately 23% of its revenues from two customers in Europe and $89,024 was outstanding from one of those customers as at July 31, 2010 (for the year ended July 31, 2009, one customer in Europe represented 11% of the revenues and no amounts were outstanding from that customer as at July 31, 2009). Management assesses the Company’s credit risk to be low.

c) Currency risk

Currency risk is the risk that the value of a financial instrument will fluctuate due to changes in foreign exchange rates. The Company operates internationally and is exposed to risk from changes in foreign currency rates. The Company does not hold any financial instruments that mitigate this risk. Management minimizes this risk by paying expenditures in the currency of the local operation through which funds are generated as a result of local revenue invoicing. However, the Company is still highly exposed to risks from fluctuations in foreign currency rates with respect to the financial statement translation of foreign operations denominated in the U.S. dollar, the Pound Sterling and the Euro. The following table details the Company’s sensitivity to a 30% strengthening of the U.S. dollar, a 30% strengthening of the Pound Sterling and a 21% strengthening of the Euro against the Canadian dollar on the net income (loss) of the Company. The sensitivity analysis includes adjustments to foreign currency denominated monetary assets and liabilities and revenues and expenses for the changes described above. For a weakening of the U.S. dollar, the Pound

SAND Technology Inc.
Notes to Consolidated Financial Statements
July 31, 2010
(Expressed in Canadian Dollars, unless otherwise stated)

Sterling and the Euro by the same percentages against the Canadian dollar, there would be an equal and opposite impact on net income (loss) of the Company. For this reason, management assesses the Company’s currency risk to be high.

	U.S. Dollar	U.K. Pound	Euro
	Impact	Sterling Impact	Impact

Net income (loss) and comprehensive income (loss) - in Canadian dollars	$ (14,499)	$ (57,446)	$ (71,990)

As at July 31, 2010 and July 31, 2009, the Company had the following monetary assets and liabilities denominated in foreign currencies included in its consolidated financial statements:

	July 31, 2010		July 31, 2009
	Current	Current	Current	Current
	Assets	Liabilities	Assets	Liabilities

U.S. Dollars	117,917	164,947	295,654	209,832
Pounds Sterling	343,111	461,540	992,216	866,932
Euros	138,540	405,958	453,058	818,172

d) Liquidity risk

Liquidity risk is the risk that the Company is not able to meet its financial obligations as they fall due or can do so only at excessive cost. The Company manages this risk by regularly evaluating its liquid resources to fund its current and long-term obligations in a cost-effective manner.

The Company’s exposure to liquidity risk is mitigated through its continued ability to sell software licenses, services and software maintenance contracts and the prompt collection of accounts receivable. The Company controls its liquidity risk by managing its cash and cash flows using budgets and cash estimates.

The table below summarizes the Company’s financial liabilities and their due dates:

	Carrying
	Amount of	Due within	Due within	Due beyond
	Liability	1 year	2 - 5 years	5 years

Accounts payable and accrued liabilities (a)	917,265	917,265	-	-
Due to shareholders (b)	1,874,153	1,058,594	1,390,104	-
Convertible debentures (c)	448,309	-	-	1,777,944

(a) Excludes sales taxes payable

SAND Technology Inc.
Notes to Consolidated Financial Statements
July 31, 2010
(Expressed in Canadian Dollars, unless otherwise stated)

(b) Includes contractual interest expense to be paid
(c) includes accretion and interest expense up until maturity

As at July 31, 2010, there has been no significant change to the maturities of financial liabilities as compared to the previous year. As such, and in addition to the disclosures in Note 2, management assesses the Company’s liquidity risk to be high.

19 – FINANCIAL INSTRUMENTS

Fair value

Fair value is the estimated amount that parties dealing at arm’s length would accept to exchange in settlement of a financial instrument based on the current market for instruments with the same risk, principal and maturity date. These fair value estimates are affected by assumptions made about the amount and timing of estimated future cash flows, discount rates and terms of the contract. As a result, the fair values are not necessarily the net amounts that would be realized if such financial instruments were settled.

The fair value, as at July 31, 2010 and 2009, of cash, accounts receivable, unbilled receivable, accounts payable and accrued liabilities approximates their respective carrying value given their short-term maturities.

The Company utilizes various types of financing to fund its business needs including convertible notes with warrants attached. The Company reviews these transactions of securities issued, including its warrants and conversion features, to properly determine their proper classification between the debt and equity components and whether they are classified as a liability at each reporting period until the amount is settled and reclassified into equity with changes, if applicable, in fair value recognized in current earnings. At July 31, 2010 and 2009, the Company did not have any assets or liabilities measured at fair value on a recurring basis associated with the units consisting of convertible notes. The Canadian GAAP measurement of these instruments differs from the United States GAAP measurements and this is more fully explained in Note 20.

The fair value of the debt component of the convertible debentures was determined by discounting future cash flows using rates that the Company would otherwise use for convertible debentures with similar terms, conditions and maturity dates.

As at July 31, 2010, the classification of financial instruments, as well as their carrying values and the fair values, is as follows:

SAND Technology Inc.
Notes to Consolidated Financial Statements
July 31, 2010
(Expressed in Canadian Dollars, unless otherwise stated)

20 - RECONCILIATION OF FINANCIAL RESULTS BETWEEN CANADIAN AND U.S. GAAP

1)	The material differences between Canadian and U.S. GAAP impacting the Company’s consolidated financial statements are as follows:

	July 31,	July 31,	July 31,
	2010	2009	2008

A - Net Loss Reconciliation

Net loss - Canadian GAAP	$(745,549)	$(1,191,695)	$(1,271,950)
Adjustments for:
Stock-based compensation (a)	(2,128)	(6,156)	(22,653)
Gain (loss) on change in derivative liability - Warrants (b)	141,488	215,779	(45,834)
Accretion expense - Debt component of convertible debentures (c)	43,425	40,637	9,592
Gain (loss) on change in derivative liability - Warrants on convertible debentures (b)	469,285	(83,459)	(226,967)
Gain on change in derivative liability - Warrants on private placement (b)	(212,390)	-	-
	439,680	166,801	(285,862)

Net loss - U.S. GAAP	(305,869)	(1,024,894)	(1,557,812)

Basic and diluted loss per common share, U.S. GAAP	(0.02)	(0.03)	(0.11)

B - Liabilities Reconciliation

Total liabilities - Canadian GAAP
Carrying value - Convertible debentures (long term) (c)	448,309	362,222
Other liabilities	4,119,798	4,750,659
	4,568,107	5,112,881
Adjustments for:
Derivative liability - Warrants (short term) (b)	-	141,488
Carrying value - Convertible debentures (long term) (c)	(262,486)	(219,061)
Derivative liability - Warrants on convertible debentures (short term) (b)	759,314	1,228,599
Derivative liability - Warrants on private placement (short term) (b)	212,390	-
	709,218	1,151,026

Total liabilities - U.S. GAAP	5,277,325	6,263,907

C - Shareholders' Deficiency Reconciliation

Shareholders' deficiency - Canadian GAAP	(2,450,664)	(2,372,555)
Adjustments for:
Cumulative net income (loss) reconciling items (see above)	(275,476)	(715,156)
Cumulative stock-based compensation (see above) (a)	315,700	313,572
Convertible debentures equity component (b)	(749,442)	(749,442)
	(709,218)	(1,151,026)

Total shareholders' deficiency - U.S. GAAP	$(3,159,882)	$(3,523,581)

SAND Technology Inc.
Notes to Consolidated Financial Statements
July 31, 2010
(Expressed in Canadian Dollars, unless otherwise stated)

a) Stock-based compensation

Under Canadian GAAP, effective August 1, 2005, stock-based compensation expense was accounted for using the fair value based method.

Under U.S. GAAP, effective August 1, 2005, the Company adopted the standard with respect to share-based payments which requires that stock option payments, to the extent they are compensatory, be recognized based on the fair value the of the options granted by the Company and expensing such amounts over the applicable vesting period. The fair value of the unvested portion of the stock option granted prior to August 1, 2005 was determined based on the fair value of those options on the grant date , net of forfeitures.

The impact on the statement of operations for years ended July 31, 2010, 2009 and 2008 was an increase in the net loss by $2,128, $6,156 and $22,653, respectively, with a corresponding increase in contributed surplus under shareholders’ deficiency.

b) Share purchase warrants and convertible debentures conversion option

Under Canadian GAAP, share purchase warrants and the convertible debentures conversion option are classified as equity, more specifically as contributed surplus for the share purchase warrants and as a separate equity component for the convertible debentures conversion option, in the shareholders’ deficiency section of the Company’s consolidated balance sheet.

Under U.S. GAAP, SFAS No.133, share purchase warrants with an exercise price denominated in a currency other than the functional currency, which in the case of the Company is the Canadian dollar, and the convertible debentures conversion option must be accounted for as a derivative liability. As well, any changes in the fair value of these derivative liabilities, under U.S. GAAP, is recognized in earnings during the reporting period as a gain or loss on derivative liability.

The impact for years ended July 31, 2010, 2009 and 2008 was a decrease in the net loss by $398,383 a decrease in the net loss by $132,320 and an increase in the net loss by $272,801, respectively, and the impact on the balance sheet was an increase to current liabilities by $971,704 and $1,370,087, respectively.

c) Convertible debentures

Under Canadian GAAP, the fair value of the debt component relating to the convertible debentures is determined using the present value of the cash flows of principal and interest payments using an applicable discount rate and is disclosed as a long-term liability.

Under U.S. GAAP, the initial carrying amount of the debt component is calculated as the balance of the convertible debenture proceeds after deducting the initial fair value of the share purchase warrants and the conversion option. Under both Canadian and U.S. GAAP, the carrying amount of the debt component is accreted to its face value over the contractual period of the debentures by using the effective interest method.

The impact on the statement of operations for the years ended July 31, 2010, 2009 and 2008 was a decrease in the net loss by $43,425, $40,637 and $9,592, respectively, and the impact on the balance sheet was a decrease to long term liabilities by $262,486 and $219,061, respectively.

SAND Technology Inc.
Notes to Consolidated Financial Statements
July 31, 2010
(Expressed in Canadian Dollars, unless otherwise stated)

21 – COMPARATIVE FIGURES

Certain comparative figures have been reclassified to conform with the presentation adopted in the current year.

22 - SUBSEQUENT EVENTS

Subsequent to July 31, 2010, the Company received additional investment funds from private investors, including U.S.$40,000 from the President and Chief Executive Officer, for a total amount of U.S.$350,290. This amount along with other amounts invested by the President and Chief Executive Officer described in Note 8 and U.S.$25,000 received from another private investor before the year-end date will be part of a private placement to be completed during fiscal year 2011.

On September 30, 2010, the share awards issued to certain employees on September 30, 2007 became eligible for issuance following the successful completion of the 3-year employment condition with the Company. The Company will issue 302,500 shares to these employees during fiscal year 2011.

On November 16, 2010, the Board of Directors of the Company approved the 2010 Stock Incentive Plan pursuant to which beneficiaries selected by a committee of the Board of Directors may be granted stock options or share awards. The maximum total number of common shares of the Company that may be issued resulting from stock options or share awards granted under the 2010 Stock Incentive Plan is 3,000,000.

ITEM 19. EXHIBITS

EXHIBIT INDEX

Exhibit
Number	Exhibit Description

1.1	Articles of Incorporation, as amended on December 20, 1996 and December 31, 1996(A).

1.2	Amendment to Articles of Incorporation dated January 1, 2000(B).

1.3	By-Laws approved, confirmed and ratified by the shareholders on December 17, 2002(C).

4.1	SAND 1996 Stock Incentive Plan as amended(D).

4.2	SAND 1996 Stock Option Plan as amended(E).

4.3	SAND Share Award Plan dated November 2, 2006 and Share Award Agreement thereunder(F).

4.5	Voting Agreement by and between SAND, Arthur G. Ritchie and Bradley G. Griffith on behalf of the Debentureholders dated April 18, 2008(K).

4.6	Inter-Creditor Priority Agreement by and between SAND, Arthur G. Ritchie and Bradley G. Griffith on behalf of the Debentureholders, dated April 18, 2008(L).

4.7	Deed of Hypothec to Secure Payment of Debentures by and between SAND and Bradley G. Griffith on behalf of the Debentureholders, dated April 24, 2008(M).

4.8	Repayment Agreement by and between Arthur G. Ritchie, SAND and Jerart Financial Services Ltd.

4.9	Consulting Agreement by and between Arthur G. Ritchie, SAND and Jerart Financial Services Ltd.

4.10	Marketing and Sales Assistance Agreement by and between Arthur G. Ritchie and SAND.

4.11	Priority Agreement by and between Jerart Financial Services Limited, Arthur G. Ritchie and Bradley G. Griffith.

4.12	Form of Convertible Debenture.

4.13	Form of Warrant.

4.14	SAND 2010 Stock Incentive Plan

4.15	Employment Agreement of Michael Pilcher

4.16	Employment Agreement of Tony Giuliano

6.1	Statement detailing computation of per share earnings.

8.1	Subsidiaries.

11.1	Standards of Ethical Conduct(G).

12.1	Certification of the Chief Executive Officer of SAND pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

Exhibit	Exhibit Description
Number
12.2	Certification of the Vice President Finance and Administration and Chief Financial Officer of SAND pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.1	Certification of Chief Executive Officer of SAND pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

13.2	Certification of Vice President Finance and Administration of SAND pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

15.1	Consent of Raymond Chabot Grant Thornton LLP.

15.2	Amended and Restated Audit Committee Charter(H).

15.3	Governance, Nomination, Human Resources and Compensation Committee Charter(I).

15.4	Board of Directors Charter(J).

Notes to Exhibit Index:

(A)	Previously filed as exhibit to SAND's Annual Report on Form 20-F for the year ended July 31, 1996 and incorporated herein by reference.

(B)	Previously filed as exhibit to SAND's Amendment No. 1 to SAND's Form F-2 Registration Statement (333-12216) filed on August 18, 2000 and incorporated herein by reference.

(C)	Previously filed as exhibit 3.3 to SAND's Annual Report on Form 20-F for the year ended July 31, 2002 and incorporated herein by reference.

(D)	Previously filed as exhibit 4.1 to SAND's Annual Report on Form 20-F for the year ended July 31, 2005 and incorporated herein by reference.

(E)	Previously filed as exhibit 4.2 to SAND's Annual Report on Form 20-F for the year ended July 31, 1996 and incorporated herein by reference.

(F)	Previously filed as exhibit 4.6 to SAND's Annual Report on Form 20-F for the year ended July 31, 2007 and incorporated herein by reference.

(G)	Previously filed as exhibit 11.1 to SAND's Annual Report on Form 20-F for the year ended July 31, 2005 and incorporated herein by reference.

(H)	Previously filed as exhibit 15.1 to SAND's Annual Report on Form 20-F for the year ended July 31, 2005 and incorporated herein by reference.

(I)	Previously filed as exhibit 15.2 to SAND's Annual Report on Form 20-F for the year ended July 31, 1996 and incorporated herein by reference.

(J)	Previously filed as exhibit 14.3 to SAND's Annual Report on Form 20-F for the year ended July 31, 2003 and incorporated herein by reference.

(K)	Previously filed as exhibit 4.5 to SAND's Annual Report on Form 20-F for the year ended July 31, 2008 and incorporated by reference.

(L)	Previously filed as exhibit 4.6 to SAND's Annual Report on Form 20-F for the year ended July 31, 2008 and incorporated herein by reference.

(M)	Previously filed as exhibit 4.7 to SAND's Annual Report on Form 20-F for the year ended July 31, 2008 and incorporated herein by reference.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the U.S. Securities Exchange Act of 1934, the registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on Form 20-F on its behalf.

SAND TECHNOLOGY INC.

Dated: November 26, 2010	By: /s/ THOMAS M. O’DONNELL
Thomas M. O’Donnell
President and Chief Executive Officer