Form 20-F
period 2011-07-31
SAND TECHNOLOGY INC
filed 2011-11-15
CIK 753050

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

[   ] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR

[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended July 31, 2011

OR

[   ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 OR

[   ] SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report……………

Commission File Number 0-14884

SAND TECHNOLOGY INC.
(Exact name of registrant as specified in its charter)

Canada
(Jurisdiction of incorporation or organization)

4115 Sherbrooke St. West, Suite 500
Westmount, Quebec, Canada H3Z 1B1
(Address of principal executive offices)

Mr. Tony J. Giuliano
(514) 939-3477
tony.giuliano@sand.com
4115 Sherbrooke St. West, Suite 500
Westmount, Quebec, Canada H3Z 1B1
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

19,116,636 Class “A” Common Shares

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
[X] Yes      [   ] No

Indicate by check make whether the registration has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter)during the preceding 12 months (or for such shorter period that registrant was required to submit and pos such files):
[   ] Yes      [X] No

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

- ii -

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.
[   ] Yes      [X] No

- iii -

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

ITEM 2.      OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.      KEY INFORMATION

A.      Selected Financial Data

          The following table sets forth selected consolidated financial information with respect to SAND for the five (5) years ended July 31, 2011 and is extracted in part from the consolidated financial statements that have been audited by our auditors, Raymond Chabot Grant Thornton LLP for the fiscal years ended July 31, 2011 (included herein at Item 18), July 31, 2010, July 31, 2009, July 31, 2008 and July 31, 2007. The information set forth below is not necessarily indicative of the results of future operations and should be read in conjunction with and is qualified in its entirety by the consolidated financial statements included in Item 18.

          This selected financial data has been prepared in accordance with Canadian generally accepted accounting principles ("Canadian GAAP") which differs in certain respects from generally accepted accounting principles in the United States ("U.S. GAAP"). A discussion of the differences between Canadian GAAP and U.S. GAAP is contained in Note 19 to the audited Consolidated Financial Statements included in Item 18. Any monetary figure included in this Report is presented consistent with Canadian GAAP except where otherwise indicated.

          The selected financial data set forth below is stated in thousands of Canadian dollars (except per share amounts).

FIVE YEAR COMPARATIVE SUMMARY OF SELECTED FINANCIAL DATA (expressed in thousands of Canadian dollars unless otherwise indicated) (In accordance with Canadian GAAP)
Years ended July 31	2011	2010	2009	2008	2007
Operating results
Revenue	$6,872	$6,562	$7,049	$6,998	6,729
Cost of Sales and Product Support	($1,235)	($1,195)	($1,396)	($1,470)	($1,667)
Research and Development Costs	($1,866)	($1,458)	($1,960)	($1,972)	($2,215)
Selling, General and Administrative Expenses	($5,400)	($4,225)	($4,372)	($4,403)	($5,079)
Amortization	($41)	($53)	($64)	($187)	($201)
Loss from Operations	($1,670)	($369)	($743)	($1,034)	($2,433)

Other Income (Expense)	($442)	($377)	($449)	($238)	($93)

Net Income (Loss)	($2,112)	($746)	($1,192)	($1,272)	($2,526)
Financial position
Working Capital (Deficiency)	($1,248)	($983)	($1,910)	($1,055)	($1,096)
Total Assets	$2,215	$2,117	$2,740	$2,803	$2,357
Total Liabilities	$5,110	$4,568	$5,113	$4,063	$3,239
Capital Stock	$39,707	$38,976	$38,530	$38,530	$38,530
Shareholders' Equity (Deficit)	($2,895)	($2,451)	($2,373)	($1,260)	($882)
Basic and Diluted Weighted Average Number of Shares Outstanding	17,009,173	15,467,702	14,318,189	14,318,189	13,094,288
Per share data (in dollars per share)
Net Loss Per Share (Basic and dilutive)	($0.12)	($0.05)	($0.08)	($0.09)	($0.19)
Loss from Operations Per Share (Basic and dilutive)	($0.09)	($0.02)	($0.05)	($0.07)	($0.19)

          The same data, presented in conformity with U.S. GAAP, is shown in the following table:

FIVE YEAR COMPARATIVE SUMMARY OF SELECTED FINANCIAL DATA (expressed in thousands of Canadian dollars unless otherwise indicated) (In accordance with U.S. GAAP)
Years ended July 31	2011	2010	2009	2008	2007
Operating results
Revenue	$6,872	$6,562	$7,049	$6,998	6,729
Cost of Sales and Product Support	($1,235)	($1,195)	($1,396)	($1,470)	($1,667)
Research and Development Costs	($1,866)	($1,458)	($1,960)	($1,972)	($2,215)
Selling, General and Administrative Expenses	($5,871)	($3,561)	($3,668)	($4,731)	($5,477)
Amortization	($41)	($53)	($64)	($187)	($201)
Loss from Operations	($2,141)	$295	($39)	($1,362)	($2,831)

Other Income (Expense)	($397)	($334)	($407)	($196)	($93)

Net Income (Loss)	($2,538)	($39)	($446)	($1,558)	($2,924)

Financial position
Working Capital (Deficiency)	($2,191)	($1,955)	($3,280)	($2,558)	($1,408)
Total Assets	$2,215	$2,117	$2,740	$2,803	$2,357
Total Liabilities	$5,770	$5,277	$6,264	$5,387	$3,550
Capital Stock	$39,707	$38,976	$38,530	38,530	38,530
Shareholders' Equity (Deficit)	($3,556)	($2,314)	($2,944)	($2,584)	($1,193)
Basic and Diluted Weighted Average	17,009,173	15,467,702	14,318,189	14,318,189	13,094,288
Number of Shares Outstanding
Per share data (in dollars per share)
Net Loss Per Share (Basic and dilutive)	($0.12)	$0.00	($0.03)	($0.11)	($0.22)
Income (Loss) from Operations Per Share (Basic)	($0.09)	$0.02	($0.00)	($0.10)	($0.22)

Summary of Differences between Canadian and U.S. GAAP

A reconciliation of the differences between generally accepted accounting principles in the United States and Canada is presented in Note 19 of the audited Consolidated Financial Statements included in Item 18.

Issued and Outstanding Class “A” Common Shares

As of October 21, 2011, the Company had 19,116,636 Class “A” Common Shares issued and outstanding. Each common share entitles its holder to one vote.

Authorized Class “B” Common Shares

The Company also has authorized Class “B”, Series A Common Shares of which none are issued and outstanding as of October 21, 2011.

Disclosure of U.S. Exchange Rates against Canadian Financial Reporting Currency

Foreign exchange rate U.S. to Canadian Dollar:	Fiscal 2011	Fiscal 2010	Fiscal 2009	Fiscal 2008	Fiscal 2007
Average	0.9943	1.0491	1.1754	1.0352	1.1258
High	1.0535	1.1072	1.2633	1.0755	1.1853
Low	0.9428	0.9988	1.0547	0.7695	1.0372

Month Ended	High	Low	Close
July 31, 2011	0.9690	0.9428	0.9555
June 30, 2011	0.9870	0.9645	0.9645
May 31, 2011	0.9787	0.9508	0.9686
April 30, 2011	0.9675	0.9464	0.9464
March 31, 2011	0.9918	0.9687	0.9696
February 28, 2011	0.9958	0.9714	0.9714
January 31, 2011	1.0015	0.9869	1.0015
December 31, 2010	1.0175	0.9946	0.9946
November 30, 2010	1.0266	1.0000	1.0266
October 31, 2010	1.0319	1.0048	1.0202
September 30, 2010	1.0535	1.0256	1.0290
August 31, 2010	1.0166	1.0665	1.0665

Month	Monthly Average
July 2011	0.9558
June 2011	0.9773
May 2011	0.9678
April 2011	0.9578
March 2011	0.9766
February 2011	0.9875
January 2011	0.9942
December 2010	1.0080
November 2010	1.0132
October 2010	1.0185
September 2010	1.0336
August 2010	1.0418

On October 21, 2011, the noon rate for U.S.$1.00 was CDN.$1.0091 and the closing rate was CDN.$1.0087.

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

RISKS ASSOCIATED WITH OUR BUSINESS:

We have a history of losses.

We have not experienced a profitable year since fiscal year 2003, when we had a gain from the sale of a subsidiary. On July 31, 2011 we had a working capital deficiency of $1,248,354 and an accumulated deficit of $45,039,165. Our funds on hand are currently sufficient to sustain operations for the next year as a result of the sale of a product line described in Item 8.B. Significant Changes. In order to become profitable, we will need to generate significant additional revenues to offset our cost of revenues, sales and marketing, research and development and selling, general and administrative expenses. We may not achieve or sustain our revenue or profit objectives and our losses may continue or increase in the future in which case you might lose your entire investment. If we are not able to fund our operations through product sales in the immediate future, we will have to cease operations.

We may not be able to obtain additional financing when needed or on acceptable terms.

There is no assurance that additional financing, when required, will be available or, if it is, whether it will be available on acceptable terms. Our inability to obtain additional financing when required, or the terms on which it may be available, could have a material adverse effect on our business and require us to suspend or cease our operations. If we are required to cease our operations, you could lose your entire investment.

We have incurred substantial debt which could affect our ability to obtain additional financing and may increase our vulnerability to economic and/or business downturns.

On April 18, 2008, the Company issued secured convertible debentures ("Convertible Debentures") on a private placement and received gross proceeds of $1,009,819 (U.S.$1,002,600) representing a total of 1,114 units. Each unit consists of one 8% Convertible Debenture due December 31, 2017, having a nominal value of U.S.$900, redeemable at the option of the Company if the bid price of the common share has been above U.S.$1.50 for 60 consecutive trading days, and convertible at the option of the holder into class "A" common shares at U.S.$0.45 per share, and 1,000 share purchase warrants of the Company. Each warrant entitles the holder to purchase one additional common share (warrant share) of the Company at a price of U.S.$0.70 per warrant share at any time until the earlier of the close of business day which is either thirty six

(36) months from April 18, 2008 or the bid price of the stock has been above U.S.$1.50 for sixty (60) consecutive trading days. Interest is calculated at the rate of 8% per annum, payable in common shares at a rate of U.S.$0.45 per share. Before the warrants expired on April 18, 2011, certain holders exercised 613,000 warrants and 501,000 warrants expired. The interest is due on each conversion date (date when the principal amount is being converted) subsequent to January 1, 2009 or on the maturity date. The financing is secured by a first rank hypothec on all of the Company’s property and assets, movable and immovable, corporeal and incorporeal, present and future, for the principal accrued interest amounts. The proceeds from the private placement were used for marketing and advertising and for expansion of the business.

During fiscal year 2009, the Company formalized the conditions pertaining to a loan obtained from a significant shareholder. The loan originated from amounts owed by the Company to the shareholder by virtue of his previous employment contracts as President and Chief Executive Officer. The significant shareholder ceased to be President and Chief Executive Officer on October 31, 2009. The total amount owing under the loan agreement at October 31, 2009 was $1,466,677. Under the terms of the loan agreement, the loan is repayable in three (3) principal annual instalments of $488,892 over 3 years on January 1, 2011, 2012 and 2013. The loan bears interest at 15% that is payable semi-annually on January 1 and June 30 of each year. The amount may be prepaid at any time by the Company without penalty. In the event of default to pay an amount when due, the significant shareholder shall have the right to convert all outstanding amounts owing to him hereunder into common shares of the Company based on the average closing price of the shares on the OTC Bulletin Board for the month immediately preceding the month in which such right is exercised. In addition and also upon default, the significant shareholder shall have the right to require the Company to purchase all common shares in the capital stock of the Company owned directly or indirectly by the significant shareholder at a purchase price per share equal to the greater of:

i)	the average closing price of the shares on the OTC Bulletin Board over the previous 30-day period plus 15%, or

ii)	the book value of the shares as determined by the auditors of the Company.

As at July 31, 2011, an amount of $1,685,411, including accrued interest of $481,751, was outstanding under the loan agreement.

As at July 31, 2011, the Company was in default as it did not make its January 1, 2011 installment. However, a Standstill Agreement was signed between the Company and the significant shareholder, effective February 1, 2011, and the default was cured subsequent to the year end as the Company paid the significant shareholder the amounts due.

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

We may be exposed to liability claims.

We have general liability insurance coverage for $5,000,000. However, if a judgment is rendered against us in excess of the amount of our coverage, we may have to cease operations. If we are sued for any reason, we will have to rely on our liability insurance to pay any judgment rendered against us. Although we maintain a general liability insurance of $5,000,000, there is no assurance that:

- our insurance will provide adequate coverage against potential liabilities if a product or a service we provide causes harm or fails to perform as promised;

- adequate liability insurance will continue to be available in the future; or

- our insurance can be maintained on acceptable terms.

The obligation to pay any liability claim in excess of whatever insurance we are able to obtain would increase our expenses and could greatly reduce our assets or cause us to cease operations. If a judgment is rendered against us for any amount over our coverage of $5,000,000, we may have to cease operations.

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

Our major shareholders own approximately 33.5% of our Class A Common Shares. Arthur G. Ritchie our former Chairman of the Board beneficially owns approximately 18.8% of SAND’s Class A Common Shares. Thomas O’Donnell, Chief Executive Officer of SAND and a director of SAND, beneficially owns approximately 9.2% of SAND’s Class A Common Shares. Carol Shattner, the wife of the late Jerome Shattner (Jerome Shattner was the late Executive Vice President of the Company), beneficially owns 5.5% of our Class A Common Shares. These shareholders may, as a practical matter, continue to be able to control the election of a majority of the directors of SAND and the determination of many corporate actions. This concentration of ownership could also have the effect of delaying or preventing a change in control of SAND.

Our ability to issue Class “B” Shares could make it more difficult for a third party to acquire us to the detriment of holders of Class “A” Common Shares.

Our articles of incorporation provide for an unlimited number of Class “B” Shares which, if ever they are issued, may make it difficult for a third party to acquire control of us, even if a change in control would be beneficial to our shareholders. Our board has the authority to attach special rights, including voting or dividend rights, to the Class “B” Shares. However, the voting rights of a Class “B” Share cannot exceed those of a Class “A” Common Share. Class “B” shareholders who possess these rights could make it more difficult for a third party to acquire our Company.

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

There are a large number of outstanding stock options and warrants issued that if exercised may be available for future sale and the sale of these shares may depress the market price of our common stock.

As of October 21, 2011, 19,116,636 shares of our common stock were outstanding and 8,019,183 shares are issuable upon conversion or exercise of our outstanding Convertible Debentures, warrants and stock options. The entry of this substantial number of shares into the public market, or the mere expectation of the entry of those shares into the market could adversely affect the market price of our common shares and could impair our ability to obtain capital through securities offerings.

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

ITEM 4.           INFORMATION ON THE COMPANY

A.                     History and Development of the Company

SAND Technology Inc. was incorporated on December 10, 1982 under the Canada Business Corporations Act ("CBCA") and carried on business under the name Sand Technology Systems (Canada) Inc. until 1988. From 1988 until 1999, we used the name Sand Technology Systems International Inc. On January 1, 2000, we changed our name to SAND Technology Inc. Our principal place of business is located at 4115 Sherbrooke St. West, Suite 500, Westmount, Quebec, Canada H3Z 1B1 and our phone number is (514) 939-3477.

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

B.                     Business Overview

1) Business Description

SAND is one of the leading sources of business intelligence management information technology. SAND is involved in the design, development, marketing and support of software products and services that deliver usable business information from Big Data. The software products, collectively known as the

SAND Analytic Platform, are designed to provide an efficient and cost effective way for business users to make fast and easy inquiries of large data sets without the intervention of specialist information technology professionals.

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

2) Products and Services

The SAND Analytic Platform is based on our patented tokenized columnar database engine. It is an enterprise platform technology that enables organizations to maximize the business value of corporate information by supporting better business decisions through intuitive interactive data access which allows keeping more data available for analysis. Our products permit more timely and accurate decisions across an entire organization making "business intelligence" a key component of operational excellence.

SAND Analytic Platform

SAND Analytic Platform is substantially faster than any traditional relational database and can be searched directly by business users using standard business intelligence tools. This is a breakthrough technology and has particular impact on the current information technology environment where volumes of corporate data are growing at an exponential rate.

During fiscal 2011, a focus of the R&D work was associated with enhancing in-database analytics, performance enhancements and scalability with the introduction of the Massively Parallel Processing (“MPP”) architecture. The support of the PMML (Predictive Model Markup Language) standard enables processing complex statistical and mathematical models inside the database engine. The MPP architecture enables the SAND database to scale to many TBs and still deliver great performance.

i)           SAND - Converting Data into Key Decisions

The SAND Analytic Platform facilitates the use of data mining, query, reporting and other classes of online analytical applications, thereby enabling more effective management of customer relationships, supply chains and other critical business processes.

Our Analytic Platform product incorporates a number of advanced technologies. Its development has required substantial investment in research and development:

a)           During fiscal 2002, important advancements were made in the ability to quickly and efficiently load even larger volumes of data into the SAND product and in its ability to support an even wider variety of applications by more efficient interfacing with industry-standard applications and data extraction tools.

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

During fiscal 2010, SAND introduced the support of advanced data privacy protection. The new functionality is based on internal database encryption and strict data access mechanism. That type of functionality is required by organizations that need to comply with industry standards or government regulations, like PCI standards in the retail and financial market and HIPPA regulations for the health care market. The performance of the product has been enhanced at different levels to take advantage of a new underline algorithm associated with “join” operations, extending the use of multithread and distributed processing. The SQL functionalities have been extended to introduce new mathematical functions. The manageability of the product has also been improved with the extension of the background database housekeeping task.

ii)           SAND Platform - Empowering the Users

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

In particular, the SAND Analytics Platform is used to provide fast measurable business benefits in the retail, finance, healthcare, transportation, telecommunication, manufacturing, government and insurance sectors. Customers, often at the recommendation of systems integrators or platform partners, use our products in support of strategic corporate initiatives including e-business, customer relationship management, reporting, supply chain management, risk analysis and management, product trend and profitability analysis, fraud detection, emerging markets, information lifecycle management, competitive analysis and quality control. Increasingly as organizations shift the competitive landscape from operations to intelligence, these information-intensive decisions are not stand-alone, but a core part of an integrated information management infrastructure.

4)           Business Locations

a)           Our corporate headquarters are located in Westmount, Canada, where we also have development and sales resources. We have offices in Kenilworth, New Jersey and Pasadena, California, through our wholly-owned subsidiary Sand Technology Corporation, to provide for the development, sales, marketing and distribution of the SAND/Analytic Platform in the United States.

b)           Our offices in the United Kingdom are located in Chiswick Park, near London, where we operate through our wholly-owned subsidiary Sand Technology Limited.

c)           Our offices in Germany are located in Hamburg where we operate through our wholly-owned subsidiary Sand Technology Deutschland GmbH.

d)           Our offices in Australia are located in Melbourne where we operate through our wholly-owned subsidiary Sand Technology Pty Ltd.

5)           Key partners

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

We have a four-pillar strategy to achieve SAND’s vision.It focuses on:

i.	Implementing a best practices and service offering approach to delivering solutions.

ii.	Becoming the preferred partner of choice with systems integrators and application vendors delivering the solutions.

iii.	Implementing a TEAM SAND approach to delivering the solutions worldwide.

iv.	Implementing a continuous improvement approach to our internal operations.

7)           Competition

We compete in the highly competitive computer software industry. The market in which we operate is still developing and is intensively competitive, highly fragmented, and characterized by rapidly changing technology and evolving standards. Our current and potential competitors offer a variety of solutions and generally fall within several categories:

  vendors that offer data warehouse appliances which operate specifically with their proprietary platform such as IBM / Netezza, Teradata and Oracle;

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

We compete primarily on the basis of product features, lower total cost of ownership, return on investment , time to market, ease of use, product performance, product quality, user scalability, open architecture, customer support and price. While we believe we presently compete favourably with respect to each of these factors, our market is evolving at a rapid pace.

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

The Company holds registered trademarks and trademarks. SAND Technology, N-Vector, Sandonline and Nucleus are registered trademarks, and SAN DNA Analytics, SAND Analytic Server, and all related SAND − and Nucleus-based marks and designs are trademarks of the Company.

9)    Seasonality

The Company's operations are not seasonal and its operations are carried out year round.

10)   Impact of Governmental Regulations

Other than government regulations of general application, no government body has specific authority to regulate the business of the Company.

C.           Organizational Structure

SAND has six wholly-owned subsidiaries: (i) Sand Technology (Ireland) Limited; (ii) STSI Licensing, LLC; (iii) Sand Technology Corp.; (iv) Sand Technology Deutschland GmbH; (v) Sand Technology Limited; and (vi) Sand Technology Pty Ltd.

Subsidiary	Jurisdiction of Incorporation	Percentage of voting securities held
Sand Technology Corp.	Delaware	100%
STSI Licensing, LLC	New Jersey	100%
Sand Technology (Ireland) Limited	Ireland	100%
Sand Technology Deutschland Gmbh	Germany	100%
Sand Technology Limited	England	100%
Sand Technology Pty Ltd	Australia	100%

The following chart illustrates the principal subsidiaries of SAND, together with the jurisdiction of incorporation:

D.           Property, Plant and Equipment

As at July 31, 2011, we leased a total of approximately 7,668 square feet of office space in two cities across North America, 215 square feet in London, England and 2,561 square feet in Hamburg, Germany. The weighted average annualized cost per square foot of the total of 16,850 square feet occupied is $22.67 including real estate taxes and operating expenses. No lease extends beyond November 30, 2021.

ITEM 4A.      UNRESOLVED STAFF COMMENTS

Not Applicable.

ITEM 5.           OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A.                     OPERATING RESULTS

1)           Financial Condition

Total assets of $2,215,227 as of July 31, 2011 were 4.6% higher than the previous year total of $2,117,443. The increase is attributable to the Cash balance of $810,745 as of July 31, 2011 being 40.0% higher than the previous year balance of $579,270, to the Accounts Receivable balance of $541,959 as of July 31, 2011 being 26.7% lower than the previous year balance of $739,144 ,to the Research and Development Tax Credits Receivable balance of $663,857 as of July 31, 2011 being 0.6% higher than the previous year balance of $660,000 , to the Prepaid Expenses balance of $117,305 as of July 31, 2011 being 57.4% higher than the previous year balance of $74,541 and to the net Capital Assets balance of $81,361 as of July 31, 2011 being 26.2% higher than the previous year balance of $64,488. Total liabilities of $5,110,058 as of July 31, 2011 were 11.9% higher than the previous year balance of $4,568,107. The increase is mainly attributable to the Accounts Payable and Accrued Liabilities balance of $776,623 as of July 31, 2011 being 21.1% lower than the previous year balance of $984,149, to the Deferred Revenues balance (short-term and long-term) of $1,875,927 as of July 31, 2011 being 51.1% higher than the previous year balance of $1,241,938, to the Due to Shareholders (short-term and long-term) balance of $1,914,837 as of July 31, 2011 being 2.2% higher than the previous year balance of $1,874,153 and to the Convertible Debentures balance of $542,671 as of July 31, 2011 being 21.1% higher than the previous year balance of $448,309.

2)           Operations

Revenue – Total and Variation

The following table provides a summary of the revenue growth for fiscal years 2011, 2010, 2009 and 2008:

	Year ended	Year ended	Year ended	Year ended
	July 31,	July 31,	July 31,	July 31,
Revenue - Total and Variation	2010	2010	2009	2008
Revenue
Revenue	$6,871,671	$6,562,411	$7,049,237	$6,998,472
Year-over-year variation	4.7%	-6.9%	0.7%	4.0%

Sales were negatively impacted during fiscal 2011 by the strengthening of the Canadian dollar against three of the foreign currencies in which the Company invoices its customers outside of Canada, the U.S. dollar, the U.K. pound and the Euro (the Company only commenced operations in Australia in April 2011). Comparing the average rates of fiscal 2011 and fiscal 2010, the Canadian dollar increased against the U.S. dollar, the U.K. pound and the Euro by 6.7%, 7.0% and 9.8%, respectively.

Revenue growth in fiscal year 2011 was lower than expected due to (a) customers’ cut in IT spending due to the slowdown in the economy, and (b) a cautious attitude of customers towards investing in long-term solutions.

Revenue – Segment and Variation

The Company has four geographical segments. The Canadian, United States, European and Australian segments market the SAND/DNA Product Suite. The following table provides a summary of the revenue growth by geographical segments for fiscal years 2011, 2010 and 2009:

		Canada
	Year ended	Year ended	Year ended
	July 31,	July 31,	July 31,
Revenue - Segment and Variation	2011	2010	2009
Revenue
Revenue	$909,206	$1,131,633	$1,716,902
Year-over-year variation	-19.7%	-34.1%	37.7%

		United States
	Year ended	Year ended	Year ended
	July 31,	July 31,	July 31,
Revenue - Segment and Variation	2011	2010	2009
Revenue
Revenue	$914,020	$812,620	$971,777
Year-over-year variation	12.5%	-16.4%	-16.4%

		Europe
	Year ended	Year ended	Year ended
	July 31,	July 31,	July 31,
Revenue - Segment and Variation	2011	2010	2009
Revenue
Revenue	$4,824,667	$4,618,158	$4,360,558
Year-over-year variation	4.5%	5.9%	-5.0%

		Australia
	Year ended	Year ended	Year ended
	July 31,	July 31,	July 31,
Revenue - Segment and Variation	2011	2010	2009
Revenue
Revenue	$223,778	$-	$-
Year-over-year variation	N/A	N/A	N/A

Operating Expenses

The following table provides a summary of the operating expenses for the fiscal years 2011, 2010, 2009 and 2008:

	Year ended	Year ended	Year ended	Year ended
	July 31,	July 31,	July 31,	July 31,
Operating Expenses	2011	2010	2009	2008

Cost of sales and product support	$1,235,328	$1,194,674	$1,396,224	$1,470,215
Year-over-year variation	3.4%	-14.4%	-5.0%	-11.8%
Percentage of revenues	18.0%	18.2%	19.8%	21.0%

Research and development costs, net	1,866,244	1,458,392	1,960,295	1,971,813
Year-over-year variation	28.0%	-25.6%	-0.6%	-11.0%
Percentage of revenues	27.2%	22.2%	27.8%	28.2%

Amortization of capital assets and other assets	40,597	53,298	63,643	187,517
Year-over-year variation	-23.8%	-16.3%	-66.1%	-6.8%
Percentage of revenues	0.6%	0.8%	0.9%	2.7%

Selling, general and administrative expenses	5,399,512	4,224,677	4,372,067	4,402,613
Year-over-year variation	27.8%	-3.4%	-0.7%	-13.3%
Percentage of revenues	78.6%	64.4%	62.0%	62.9%

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

Our cost of sales for fiscal year 2011 showed a slight increase of 3.4% compared to fiscal year 2010 in line with the increase in sales.

Research and Development costs increased by 28.0%, or $407,852, as a result of a decrease in government sponsored investment tax credits from the previous year in the amount of $380,838, the previous year’s amount including a catch-up amount representing two years of investment tax credits.

The reduction in Amortization of Capital Assets in fiscal year 2011 from the amortization in fiscal year 2010 was due to the lower value of capital assets and minimal capital expenditures.

Selling, General and Administrative expenses of $5,399,512 for fiscal 2011 was 27.8% higher than the previous year amount of $4,224,677. The increase was largely attributable to a significant increase in stock-based compensation from $79,605 in fiscal year 2010 to $741,847 in fiscal year 2011, representing the issuance of a significant number of stock options to employees, Officers and Directors of the Company. The Company also invested heavily in additional sales staff and marketing expenditures in an effort to boost sales in future periods.

Interest expense of $370,313 for fiscal year 2011 was 25.1% higher than the previous year amount of $295,941 as a result of increased interest costs related to the loan from a significant shareholder.

The foreign exchange loss of $72,146 for fiscal 2011 was 10.9% lower than the previous year amount of $80,978.

Net Losses – Total and Variation

The following table provides a summary of the net losses for fiscal years 2011, 2010, 2009 and 2008:

	Year ended	Year ended	Year ended	Year ended
	July 31,	July 31,	July 31,	July 31,
Net Loss - Total and Variation	2011	2010	2009	2008

Net Loss	$(2,112,469)	$(745,549)	$(1,191,695)	$(1,271,950)
Year-over-year variation	-183.3%	37.4%	-6.3%	-49.7%

There was an increase of 183.3% in our net loss from $745,549 in fiscal 2010 to $2,112,469 in fiscal 2011. The increase in total expenses described above was only partially offset by the increase in total revenues from $6,562,411 for fiscal 2010 to $6,871,671 for fiscal 2011.

Inflation

Inflation has no material impact on the Company's operations.

Impact of Foreign Currency

Since we currently earn revenues and incur expenses in United States dollars, British pounds, Euros, Australian Dollars and Canadian dollars, exchange rates for these and other local currencies in countries where we may operate in the future may fluctuate in relation to the Canadian dollar and such fluctuations may have an adverse effect on our earnings or assets when United States dollars, British pounds, Euros, Australian dollars or local currencies are exchanged for Canadian dollars. We have not entered into forward foreign exchange contracts. Gains and losses resulting from the translation of revenue and expenses denominated in United States dollars, British pounds, Euros and Australian dollars into Canadian dollars have been included in our results of operations in to the audited consolidated financial statements.

Changes in foreign exchange rates had a negative impact on our results of operations for fiscal year 2011. Comparing the average rates of fiscal 2011 and fiscal 2010, the Canadian dollar increased against the U.S. dollar, the U.K. pound and the Euro by 6.7%, 7.0% and 9.8%, respectively (the Company only commenced operations in Australia in April 2011).

Summary of Quarterly Results

The following tables set forth the unaudited statements of operations for each of the quarters of fiscal years 2011, 2010, 2009 and 2008. The quarterly results, in management’s opinion, have been prepared on a basis consistent with the audited consolidated financial statements and include the adjustments necessary for a fair presentation of the information.

	Year Ended July 31, 2011				Year Ended July 31, 2010
QUARTERLYRESULTS	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1

Revenue	$1,456,584	$1,002,596	$2,443,712	$1,968,779	$1,186,041	$966,654	$1,924,251	$2,485,465
Quarter-over-quarter variation	45.3%	-59.0%	24.1%	66.0%	22.7%	-49.8%	-22.6%	109.6%

Cost of sales and product support	341,155	284,470	283,520	326,184	215,100	331,920	340,533	307,120
Quarter-over-quarter variation	19.9%	0.3%	-13.1%	51.6%	-35.2%	-2.5%	10.9%	4.8%

Gross margin	76.6%	71.6%	88.4%	83.4%	81.9%	65.7%	82.3%	87.6%

Total other operating expenses	2,034,629	2,012,402	2,024,450	1,677,330	944,600	1,809,963	1,611,669	1,747,055
Quarter-over-quarter variation	1.1%	-0.6%	20.7%	77.6%	-47.8%	12.3%	-7.7%	85.0%

Profitability
Net income (loss)	(919,200)	(1,294,276)	135,742	(34,735)	26,341	(1,175,229)	(27,951)	431,290
Quarter-over-quarter variation in net income (loss)	-29.0%	-1053.5%	-490.8%	-231.9%	-102.2%	4104.6%	-106.5%	#DIV/0!
Basic and diluted loss per common share	-0.05	-0.08	0.01	0.00	0.00	-0.08	0.00	0.03

Weighted average number of shares outstanding	17,009,173	16,204,842	15,889,620	15,889,620	15,467,702	15,071,615	14,688,444	14,318,189

	Year Ended July 31, 2009				Year Ended July 31, 2008
QUARTERLYRESULTS	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1

Revenue	$1,706,293	$2,371,632	$1,747,384	$1,223,928	$1,888,042	$1,905,984	$1,419,521	$1,784,925
Quarter-over-quarter variation	-28.1%	35.7%	42.8%	-35.0%	-0.9%	34.3%	-20.5%	-5.5%

Cost of sales and product support	319,612	349,592	405,632	321,388	336,960	333,900	387,191	412,164
Quarter-over-quarter variation	-8.6%	-13.8%	26.2%	-4.6%	0.9%	-13.8%	-6.1%	22.3%

Gross margin	81.3%	85.3%	76.8%	73.7%	82.2%	82.5%	72.7%	76.9%

Total other operating expenses	1,761,806	1,721,343	1,469,167	1,892,392	2,035,210	1,563,643	1,523,673	1,677,681
Quarter-over-quarter variation	2.4%	17.2%	-22.4%	-7.0%	30.2%	2.6%	-9.2%	-17.6%

Profitability
Net income (loss)	(375,127)	300,697	(127,415)	(989,850)	(484,128)	8,441	(491,343)	(304,920)
Quarter-over-quarter variation in net income (loss)	-224.8%	-336.0%	-87.1%	104.0%	-5835.4%	-101.7%	61.1%	-37.0%
Basic and diluted loss per common share	-0.03	0.02	-0.01	-0.07	-0.03	0.00	-0.03	-0.02

Weighted average number of shares outstanding	14,318,189	14,318,189	14,318,189	14,318,189	14,318,189	14,318,189	14,318,189	14,318,189

Sales of the Company's products and services are not subject to seasonal variations. Historically, the Company’s operating results have fluctuated on a quarterly basis. The Company’s revenues, expenses and operating results may vary significantly from quarter-to-quarter because of a number of factors. These factors may include the timing of product sales and the length of the sales cycle. As a result, period-to-period comparisons may not be meaningful comparisons of the Company’s results nor are they necessarily indicative of the future results of the Company.

B.         Liquidity and Capital Resources

Our cash balance as at July 31, 2011 was $810,745 compared to $579,270 as at July 31, 2010 and $1,065,572 at July 31, 2009.

We generated a negative cash flow of $178,8263 from operating activities in fiscal 2011 as compared to a negative cash flow of $573,567 from operating activities in fiscal 2010, representing an increase in cash flow of $394,7414 in fiscal 2011 as compared to a decrease in cash flow from operating activities in fiscal 2010 of $59,096. For fiscal 2011, the increase in the net loss over fiscal year 2010 by $1,366,920 was partially offset by an increase of $662,245 in stock-based compensation, representing a non-cash expense.

Investing activities represent additions to capital assets which amounted to $57,436 in fiscal 2011 as compared to $34,334 in fiscal 2010 and $24,781 in fiscal 2009.

Financing activities represent funds provided by shareholders and private investors and the issuance of share capital. The Company generated a positive cash flow of $514,076 from financing activities in fiscal 2011 as compared to a positive cash flow of $254,867 from financing activities in fiscal 2010, representing an increase of $259,209 in fiscal year 2011 as compared to a decrease in fiscal year 2010 of $494,157. For fiscal 2011, the increase is mainly attributable to a private placement of $775,073 (U.S.$750,000) involving investors and the Chief Executive Officer, and to a reduction in repayments of a shareholder loan.

At July 31, 2011, we had a working capital deficiency of $1,248,354 compared to a working capital deficiency of $982,935 as at July 31, 2010, representing an increase of $265,419 in working capital deficiency in fiscal 2011 as compared to a decrease in working capital deficiency in fiscal 2010 of $927,123. Working capital has been calculated as the difference between current assets and current liabilities.

As of July 31, 2011, the Company’s long-term debt consisted of the following:

a)

Convertible debentures consisting of 1,114 Units issued as part of a private placement transaction on April 18, 2008. Each unit consists of one 8% Convertible Debenture due December 31, 2017, having a nominal value of U.S.$900, redeemable at the option of the Company if the bid price of the common share has been above $1.50 for 60 consecutive trading days, and convertible at the option of the holder into class "A" common shares at U.S.$0.45 per share, and 1,000 share purchase warrants of the Company. Each warrant entitles the holder to purchase one additional common share (warrant share) of the Company at a price of U.S.$0.70 per warrant share at any time until the earlier of the close of business day which is either thirty six (36) months from April 18, 2008 or the bid price of the stock has been above U.S.$1.50 for sixty (60) consecutive trading days. Interest is calculated at the rate of 8% per annum, payable in common shares at a rate of U.S.$0.45 per share. Before the warrants expired on April 18, 2011, certain holders exercised 613,000 warrants and 501,000 warrants expired. The interest is due on each conversion date (date when the principal amount is being converted) subsequent to January 1, 2009 or on the maturity date. The financing is secured by a first rank hypothec on all of the Company’s property and assets, movable and immovable, corporeal and incorporeal, present and future, for the principal accrued interest amounts. The redemption value of the convertible debentures on the maturity date, December 31, 2017, is U.S.$1,777,944.

b)

During fiscal year 2009, the Company formalized the conditions pertaining to a loan obtained from a significant shareholder. The loan originated from amounts owed by the Company to the shareholder by virtue of his previous employment contracts as President and Chief Executive Officer. The significant shareholder ceased to be President and Chief Executive Officer on October 31, 2009. The total amount owing under the loan agreement at October 31, 2009 was $1,466,677. Under the terms of the loan agreement, the loan is repayable in three (3) principal annual instalments of $488,892 over 3 years on January 1, 2011, 2012 and 2013. The loan bears interest at 15% that is payable semi-annually on January 1 and June 30 of each year. The amount may be prepaid at any time by the Company without penalty. In the event of default to pay an amount when due, the significant shareholder shall have the right to convert all outstanding amounts owing to him hereunder into common shares of the Company based on the average closing price of the shares on the OTC Bulletin Board for the month immediately preceding the month in which such right is exercised. In addition and also upon default, the significant shareholder shall have the right to require the Company to purchase all common shares in the capital stock of the Company owned directly or indirectly by the significant shareholder at a purchase price per share equal to the greater of:

	i)	the average closing price of the shares on the OTC Bulletin Board over the previous 30-day period plus 15%, or

	ii)	the book value of the shares as determined by the auditors of the Company.

As at July 31, 2011, an amount of $1,685,411 (July 31, 2010 - $1,407,874), including accrued interest of $481,751 (July 31, 2010 - $204,214), was outstanding under the loan agreement.

The following table provides a summary of the contractual commitments for the next five years and thereafter:

2012	$314,073
2013	268,030
2014	267,546
2015	222,985
2016	200,704
Thereafter	1,038,165

$2,311,503

C.               Research and Development, Patents and Licenses

Our research and development activities focus on enhancing its current products to exceed customer expectations and to develop new products to maintain our competitive advantage in the market.

Our research and development activities are central to fueling its existing and potential business. We engage in research and development activities relating to the introduction of new features, enhancements and new packaged products. We focus on SAND/DNA Analytics.

We maintain our main research and development facility in Westmount, Canada. We also have a network of research and development technologists in the United States, the United Kingdom, Germany and Australia. As of October 21, 2011, there are 20 technologists. After research and development tax credits, SAND spent $1.87 million in 2011, $1.46 million in 2010 and $1.96 million in 2009 on research and development.

We will continue to focus on research and development efforts that are key to responding to changing technology.

Research and development expenses consist mainly of salaries and other personnel-related costs of technical and engineering personnel associated with our research and product development activities, including the enhancement and localization of existing products, quality assurance, and testing.

Research and development expenses, before research and development tax credits, remained stable in the fiscal year ended on July 31, 2011 as compared to the fiscal year ended on July 31, 2010.

D.                 Trend Information

Revenue growth in fiscal year 2011 was lower than expected due to (a) customers’ cut in IT spending due to the slowdown in the economy, and (b) a cautious attitude of customers towards investing in long-term solutions. We will continue to monitor these trends and factors in the current fiscal year ending July 31, 2012.

E.                 Off-balance Sheet Arrangements

None.

F.                 Disclosure of contractual obligations

The following table provides a summary of the contractual commitments as of July 31, 2011 for the next five years and thereafter.

2012	$314,073
2013	268,030
2014	267,546
2015	222,985
2016	200,704
Thereafter	1,038,165

$2,311,503

The following table provides a summary of the material financial obligations as of July 31, 2011:

		Payments due by period
		Less than	1 - 3	3 - 5
	Total	1 year	years	years	More than 5 years

Debt Component of	$ 542,671	-	-	-	$1,777,944
Convertible
Debentures(U.S.$) (1)

Due to a significant	$1,914,837	$937,053	$977,784	-	-
shareholder (CDN.$)(2)

(1)

- The amount represents the redemption value of the convertible debentures on the maturity date, December 31, 2017. Reference should be made to the audited consolidated financial statements for the book value as at July 31, 2011.

(2)	–The amount represents the payment obligations under a Repayment Agreement with Mr. Arthur G. Ritchie, the former President and Chief Executive Officer of SAND Technology Inc.

G.      Safe Harbor

Certain statements contained in this Report are "forward-looking statements" within the meaning of the United States Securities Act of 1934 and of the Exchange Act. The forward-looking statements are intended to be subject to the safe harbour protection provided by these Acts. We have based these forward-looking statements on our current expectations and projections about future results, levels of activity, events, trends or plans. Such forward-looking statements are not guarantees and are subject to known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as "guidance", "may", "will", "should", "could", "would", "expect", "plan", "anticipate", "believe", "estimate", "continue", or the negative of such terms or other similar expressions. All forward-looking statements included in this discussion are based on current expectations and on information available to us on the date of this Annual Report on Form 20-F. For a more detailed discussion of these risks and uncertainties and other business risks, see Item 3.G. - "Risk Factors". Although the Company has attempted to identify important risks and factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors and risks that cause actions, events or results not to be as anticipated, estimated or intended. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date made. Except as required by applicable laws, we undertake no obligation to publicly release the result of any revision of these forward-looking statements to reflect events or circumstances after the date they are made or to reflect the occurrence of unanticipated events

ITEM 6.                 DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.                 Directors and Senior Management

Directors

The following table sets forth certain information concerning our directors, including their beneficial ownership of shares of the Company as of October 21, 2011. Unless otherwise indicated, each nominee holds sole voting and investment power over his shares.

Name, Residence and Office Held	Director Since	Principal Occupation	Number and Percentage of Common Shares Beneficially Owned or Controlled
P. Wayne Musselman (1) Toronto, Ontario, Canada Director	2007	Accountant and Business Consultant.	232,788 (1.2%)
Thomas M. O'Donnell Woodstock, Illinois, United States President and Chief Executive Officer and Director	2008	Current Chief Executive Officer of SAND Chief Executive Officer of Edge Specialists LLC	4,086,468 (19.1%)
Duncan Painter (2) Letchworth, Herts, United Kingdom Director	2010	Executive and Business Consultant	772,858 (3.9%)
Daniel Benn (1) Pointe Claire, Quebec, Canada Director	2010	Executive and Business Consultant	100,000 (0.5%)
Michael Pesner(1) Montreal, Quebec, Canada Director	2010	Accountant and Business Consultant	100,000 (0.5)
George Wicker (2) Palm Beach Gardens, Florida, United States Director	1996	Attorney and Business Consultant	477,738 (2.5%)

Notes:

(1)	Member of the Audit Committee.
(2)	Member of the Governance, Nomination, Human Resources and Compensation Committee.

As of October 21, 2011, the directors of the Company as a group beneficially owned 5,769,852 Common Shares representing approximately 26.0% of the outstanding Common Shares of the Company excluding Common Shares subject to exercise of share purchase warrants or to conversion of convertible debentures. The information as to Common Shares beneficially owned or over which control or direction is exercised, not being within the knowledge of the Company, has been furnished by the respective directors and officers individually.

Mr. P. Wayne Musselman, BCom (Hon), FCA, retired as a partner of Deloitte & Touche LLP in 2003 after a career of nearly forty years during which he served clients in the banking, securities, international trade and distribution industries. He directed the Japanese Service Group of Deloitte Canada and served on the Board of Deloitte’s Global Japanese Services Group. He is currently the Chairman of the Board of FaithLife Financial and a director and the Chairman of the Audit Committee of State Bank of India (Canada). Mr. P. Wayne Musselman is the Chairman of the Audit Committee of SAND.

Mr. Thomas M. O'Donnell has an extensive career in the software and financial markets. He is Chief Executive Officer, founder and majority owner of Edge Specialists LLC, which is an independent software vendor with extensive United States patent protection providing derivative trading tools including options, stocks and futures trading. He is a co-inventor of two extensive trading software patents, a C.P.A. and a graduate of Harvard Business School. In addition, Mr. O'Donnell was a Designated Primary Market Maker on the Chicago Board of Options Exchange and has extensive experience in the financial markets. Effective November 1, 2009, Thomas M. O’Donnell was appointed President and Chief Executive Officer of SAND, as Arthur G. Ritchie retired. In connection with our sale of the Convertible Debentures, we entered into a Voting Agreement dated 18, 2008, with Arthur G. Ritchie and Bradley G. Griffith on behalf of the subscribers of the Convertible Debentures, whereby Mr. Ritchie agreed to vote his shares in favour of the election of a director nominated by the holders of such Convertible Debentures holding a majority of the aggregate principal amount of the Convertible Debentures outstanding.Mr. O’Donnell was elected as a director in connection with this agreement and the sale of the Convertible Debentures.

Mr. Daniel Benn was the founder and former Chief Executive Officer of a technology company. He is skilled and experienced in setting strategic direction, business and tactical planning and execution, initiating and driving growth strategies, managing bottom-line profitability, acquisitions and divestitures, direct and channel sales and marketing, research and product development, project management and operational infrastructure.

Mr. Duncan Painter most recently led both the U.K. Marketing Services and Global Marketing Services Consulting and Delivery businesses at Experian Plc. He has extensive experience with SAND Technology, having headed up the Company’s European operations for a number of years.

Mr. Michael Pesner has extensive experience in financial advisory services and investment banking, including mergers and acquisitions, restructuring, divestitures and debt and equity financing. He spent 26 years with KPMG, was Chairman of Thorne Ernst & Whinney Inc. and served on the Board of Directors of Peat Marwick Thorne. Mr. Michael Pesner serves on the Board of Directors of five other reporting issuers (or the equivalent) as described in Item 6.C. Board Practices - Directorships.

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

Mr. Arthur G. Ritchie resigned from the Board of Directors on August 2, 2011. He had served as Chairman of the Board of Directors.

Senior Management

The following table shows certain information with respect to our executive and other officers:

Name	Office	Year appointed to Office	Other Positions and Business Experience
Thomas M. O’Donnell	Chief Executive Officer	2009 (5)	CEO of Edge Specialists LLC
Michael Pilcher	President and Chief Operating Officer	2010(4)	Senior executive at multiple large companies and start-up companies
Tony J. Giuliano	Vice-President, Finance and Administration and Chief Financial Officer and Corporate Secretary	2010(2)(3)	Chief Financial Officer at multiple companies
Richard Grondin	Chief Technology Officer	2009(1)	-

Notes:

(1)	Richard Grondin was appointed Chief Technology Officer on November 1, 2009.

(2)	Mr. Tony J. Giuliano was appointed as Vice-President, Finance and Administration of the Company on October 4, 2010.

(3)	Mr. Tony J. Giuliano was appointed as Corporate Secretary of the Company on November 16, 2010.

(4)	Mr. Pilcher was appointed Chief Operating Officer of the Company on April 1, 2010 and President on July 12, 2011.

(5)	Thomas M. O’Donnell was appointed President and Chief Executive Officer of the Company on November 1st , 2009 and relinguished the role of President on July 12, 2011.

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

Richard Grondin has been with SAND Technology Inc. since April 2, 1997 and has worked in various roles before becoming Chief Technology Officer on November 1, 2009.

There are no family relationships between any directors and executive officers of the Company.

B.                 Compensation

Compensation of Directors

For the period from August 1, 2009 to December 31, 2009, P. Wayne Musselman, George Wicker and former directors Martin Shindler and Douglas S. Pryde were paid an annual retainer of $15,000 for serving as a directorAll non-management directors are currently compensated with stock options from the 2010 Stock Incentive Plan. Each non-management director is entitled to receive 50,000 stock options per calendar year with the Chairman of the Audit Committee and Chairman of the Compensation Committee entitled to receive an additional 15,000 stock options per calendar year.

Executive Compensation Analysis

General Principles of Executive Compensation

Although the Company has not adopted a formal compensation program, remuneration plays an important role to attract, motivate and retain key members of the management team required for its success and to drive strategic growth. Compensation is designed to reward for services provided and to provide an incentive for the executive management team to implement strategies aimed at increasing share value and creating economic value. The compensation is also established according to the duties and responsibilities that rest on the individuals and their own level of performance. The total compensation package is designed in a manner that takes into account the constraints under which the Company operates and that it is a technology company without a history of earnings.

Determining Compensation

The compensation of the Named Executive Officers identified in “Compensation of Executive Management” below is established by the Board, upon the recommendation of the Governance, Nomination, Human Resources and Compensation Committee (“Compensation Committee”) (please refer to section C – Board Practices for more details on the role and responsibility of this committee). The compensation of the Named Executive Officers, with the exception of the Chief Executive Officer, is proposed by the Chief Executive Officer to the Compensation Committee, which recommends the adoption by the Board of Directors. The compensation of the Chief Executive Officer is established by the Compensation Committee which recommends adoption to the Board of Directors.

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

Compensation of Executive Management

The following table sets forth information concerning the compensation paid to the Company's Chief Executive Officer and named executive officers (the "Named Executive Officers") as required disclosure in accordance with applicable Canadian securities regulations during the Company's three fiscal years ended July 31, 2011:

"Named Executive Officers" or "NEOs" means the following individuals:

(a)	each Chief Executive Officer;

(b)	each President and Chief Operating Officer;

(c)	each Chief Financial Oficer; and

(d)	each Chief Technology Officer.

As at July 31, 2011, the end of the most recently completed financial year of the Company, the Company had four Named Executive Officers, whose names and positions held within the Company are set out in the summary compensation table below:

Summary Compensation Table

Name and Principal Position	Year	Annual Compensation			Long-Term Compensation
					Awards		Payouts
		Salary ($)	Bonus ($)	Other ($)	Share- Based Awards ($)	Option- Based Awards ($)	LTIP Payouts ($)	All Other Compensation ($)
Thomas M. O’Donnell(2) Chief Executive Officer	2011 2010 2009	39,772 - -	- - -	- - -	- - -	294,458 - -	- - -	- - -
Michael Pilcher(4) President and Chief Operating Officer	2011 2010 2009	238,290 82,555 -	- - -	- - -	- - -	87,729 - -	- - -	- - -
Arthur G. Ritchie(3) Former President and Chief Executive Officer	2010 2009	54,538 212,153	12,500 50,000	11,804 80,772	- -	- -	- -	- -
Tony J. Giuliano(6) Vice-President, Finance and Chief Financial Officer and Corporate Secretary	2011	120,000	-	-	-	19,991	-	-
Zainab A. Schwartz (1) Former Vice- President, Finance and Administration and Chief Financial Officer	2010 2009	120,000 120,000	10,000 10,000	- -	- -	- -	- -	- -
Richard Grondin(5) Chief Technology Officer	2011 2010	235,000 167,351	34,768 18,122	18,400 8,077		123,942 -

Notes:

(1)	Ms. Zainab Schwartz resigned on September 15, 2010.

(2)

Mr. Thomas O’Donnell became President and Chief Executive Officer of SAND on November 1, 2009. Mr. O’Donnell relinguished his role as President on July 12, 2011. For his service during the period from November 1, 2009 to January 31, 2011, Mr. O’Donnell received stock options from the 2010 Stock Incentive Plan in the amount of 50,000 stock options per month. Commencing February 1, 2011, Mr. O’Donnell is entitled to receive 10,000 stock options per month.

(3)	Mr. Ritchie retired as President and Chief Executive Officer on October 31, 2009.

(4)

Mr. Pilcher became Chief Operating Officer on April 1, 2010 and President and Chief Operating Officer on July 12, 2011. Mr. Pilcher received 219,426 stock options from the 2010 Stock Incentive Plan on April 1, 2010 and is entitled to receive 315,242 stock options on each of July 31, 2012 and July 31, 2013.

(3)

Mr. Richard Grondin became Chief Technology Officer on November 1, 2009. Mr. Grondin received 310,000 stock options from the 2010 Stock Incentive Plan on April 1, 2010 and is entitled to receive 50,000 stock options on July 31, 2012.

(4)

Mr. Tony Giuliano became Chief Financial Officer on October 4, 2010 and Corporate Secretary on November 16, 2010. Mr. Giuliano received 50,000 stock options from the 2010 Stock Incentive Plan on April 1, 2010 and is entitled to receive 50,000 stock options on December 31, 2011.

Outstanding Option-Based Awards

As at July 31, 2011, stock options held by the Named Executive Officers are indicated below under section E – Share Ownership.

Pension Plan Benefits

The Company has no pension or retirement benefit plans have been instituted and none are proposed at this time.

Securities Authorized for Issuance under Equity Compensation Plans

The following tables summarize as of October 21, 2011, the equity compensation plans pursuant to which equity securities of the Company may be issued:

Stock-Option Plans Information

Plan Category	Number of Common Shares to be Issued Upon Exercise of Outstanding Vested and Unvested Stock Options	Weighted Average Exercise Price of Outstanding Options	Number of Common Shares Remaining Available for Future Issuance Under the Equity Compensation Plans
Equity Compensation Plans of the Company approved by the shareholders	3,483,583	1.00	2,516,417
Equity Compensation Plans of the Company not approved by the shareholders	0	N/A	3,000,000
Total:	3,483,583		5,516,417

Share Award Plan Information

Plan Category	Number of Common Shares to be Issued Upon Exercise of Outstanding Share Awards	Weighted Average Exercise Price of Outstanding Options	Number of Common Shares Remaining Available for Future Issuance Under the Equity Compensation Plans
Equity Compensation Plans of the Company approved by the shareholders	0	0	1,000,000
Equity Compensation Plans of the Company not approved by the shareholders	N/A	N/A	N/A
Total:	0	-	1,000,000

Directors and Officers Liability Insurance

The Company maintains Directors and Officers liability insurance. The policy contains standard industry exclusions, and no claims have been made thereunder to date. The policy provides coverage with a limit of U.S.$5,000,000 per loss per policy period, subject to a deductible of U.S.$100,000 per securities claim and U.S.$100,000 per other claim. The current annual premium is paid entirely by SAND and amounts to U.S.$90,000. SAND has entered into an indemnification agreement with each of its directors and senior officers.

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

SAND has entered into the following arrangements with its directors mentioned above:

(a)

On April 18, 2008, we entered into a Voting Agreement with Arthur G. Ritchie and Bradley G. Griffith on behalf of the subscribers of the Convertible Debentures issued pursuant to a private placement on April 24, 2008 for aggregate proceeds of US$1,002,600. Under the terms of the Voting Agreement, Mr. Ritchie agreed to vote his shares in favour of the election of a director nominated by the holders of such Convertible Debentures holding a majority of the aggregate principal amount of the Convertible Debentures outstanding.Mr. O’Donnell was elected as a director in connection with this agreement and the sale of the Convertible Debentures.

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

(c)

On August 1, 2007, a Consulting Agreement was entered by and between Arthur G. Ritchie, SAND and Jerart. Jerart agreed to provide SAND with corporate management services through the person of Arthur G. Ritchie himself and which provides that Arthur G. Ritchie shall act as President and Chief Executive Officer of SAND. Effective October 31, 2009, Arthur G. Ritchie retired as President and Chief Executive Officer of SAND and a new ‘Consulting Agreement’ was entered into between Arthur G. Ritchie, SAND and Jerart as part of his retirement package. Jerart agreed to provide SAND with corporate management services through the person of Arthur G. Ritchie himself. The agreement commenced on November 1, 2009 and will continue for a term of two years. The Company is required to pay Jerart an annual consulting fee in the amount of $250,000 payable on the first business day of every month in monthly instalments of $20,833 plus all applicable taxes. If the agreement is terminated by the Company for any reason whatsoever prior to the expriry of the term, the remaining unpaid balance of the consulting fee will become immediately due and payable to Jerart;

(d)

Certain loan agreements between Arthur G. Ritchie, SAND and Jerart, prior to November 1, 2009, were replaced on such date by a Repayment Agreement. Pursuant to such Repayment Agreement, the amounts owed by SAND to Arthur G. Ritchie will be repaid in equal instalments over three (3) years commencing January 1, 2011. The amounts due under the Repayment Agreement continue to bear interest at 15% per annum and are payable on a semi-annual basis. Please see Item 7B – Related Party Transactions for more details; and

(e)

On October 31, 2009, Arthur G. Ritchie, Jerart and Bradley G. Griffith entered into a Priority Agreement whereby Bradley G. Griffith as fondé de pouvoir for the holders of the Convertible Debentures agreed that the security in interest granted to Arthur G. Ritchie shall rank concurrently and pari passu with the security granted to the holders of the Convertible Debentures.

Officers’ Services Contract

During the fiscal year ended July 31, 2011, the Company had a Consulting Agreement with Thomas M. O’Donnell, as Chief Executive Officer, and Employment Agreements with Michael Pilcher, as President and Chief Operating Officer, Tony J. Giuliano, as Vice President, Finance and Administration and Chief Financial Officer and Richard Grondin, as Chief Technology Officer.

Effective November 1, 2009, Thomas M. O’Donnell became President and Chief Executive Officer. For the period from November 1, 2009 to January 31, 2011, Mr. O’Donnell received 50,000 stock options per month while serving as Chief Executive Officer. Effective February 1, 2011, Mr. O’Donnell is entitled to a monthly salary amount based on performance and cashflow position tests and bonuses as may from time to time be payable pursuant to any bonus program which is offered to senior officers or as may from time to time be payable at the discretion of the Board of Directors. Mr. O’Donnell shall also be compensated with 10,000 stock options per month from the 2010 Stock Incentive Plan. Mr. O’Donnell relinguished his role as President on July 12, 2011.

Michael Pilcher was appointed Chief Operating Officer effective April 1, 2010 and President and Chief Operating Officer on July 12, 2011. The Employment Agreement of Michael Pilcher provides that he is entitled to an annual base salary and bonuses as may from time to time be payable pursuant to any bonus program which is offered to senior officers or as may from time to time be payable at the discretion of the Board of Directors. Mr. Pilcher shall also be compensated with 849,910 stock options from the 2010 Stock Incentive Plan.

Tony J. Giuliano was appointed Vice President, Finance and Administration and Chief Financial Officer effective October 4, 2010. The Employment Agreement of Tony J. Giuliano provides that he would be paid an annual base salary and bonuses as may from time to time be payable pursuant to any bonus program which is offered to senior officers or as may from time to time be payable at the discretion of the Board of Directors. Tony J. Giuliano shall also be compensated with 100,000 stock options from the 2010 Stock Incentive Plan.

Richard Grondin was appointed Chief Technology Officer effective November 1, 2009. The Employment Agreement of Richard Grondin provides that he would be paid an annual base salary and bonuses as may from time to time be payable pursuant to any bonus program which is offered to senior officers or as may from time to time be payable at the discretion of the Board of Directors. Richard Grondin shall also be compensated with 360,000 stock options from the 2010 Stock Incentive Plan.

Audit Committee

Audit Committee Charter

The Audit Committee of the Board of Directors of SAND (the "Audit Committee") has a formal charter setting out its mandate and responsibilities that has been reviewed and adopted as amended on June 14, 2005.

Composition of Audit Committee

Name	Independent	Financially Literate
P. Wayne Musselman	Yes	Yes
Daniel Benn	Yes	Yes
Michael Pesner	Yes	Yes

The Audit Committee is comprised of three directors, all of whom are independent under applicable Canadian requirements and the rules of the United States Securities and Exchange Commission (the "SEC"). Based on their profiles (please see Item 6A – Directors, for more details), the education and experience of each Audit Committee member is relevant to the performance of his responsibilities as a Committee member. All the members of the Committee are "financially literate" and have the ability to read and understand a set of financial statements. P. Wayne Musselman is the Chairman of the Audit Committee.

Audit Committee Meetings

The Audit Committee meets on a quarterly basis and holds special meetings as circumstances require. During the year ended on July 31, 2011, the Audit Committee held four meetings. All members attended the four meetings of the Audit Committee held during the last fiscal year.

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

Governance, Nomination, Human Resources and Compensation Committee

Charter of the Governance, Nomination, Human Resources and Compensation Committee

The Governance, Nomination, Human Resources and Compensation Committee of the Board ("Governance Committee") is governed by a formal charter that details its mandate.

Composition of the Governance Committee

The Governance Committee is composed of Duncan Painter, George Wicker and Daniel Benn, all of whom were non-management and independent directors during the fiscal year ended July 31, 2011 and satisfy the current requirements of The NASDAQ Stock Market relating to independence. Duncan Painter is the Chairman of the Governance Committee.

Governance Committee Meetings

During the year ended July 31, 2011, the Compensation Committee met numerous times.

Governance Committee Responsibilities

The Governance Committee has the following duties and responsibilities:

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

During the fiscal year ended July 31, 2011, the following directors are "independent" pursuant to National Policy 58-201 Corporate Governance Guidelines ("NP 58-201") as they qualify as "independent" directors, as such term is defined in Regulation 52-110 respecting Audit Committees: Wayne Musselman, Michael Pesner, Daniel Benn, Duncan Painter and George Wicker.

Effective November 1, 2009, Thomas M. O’Donnell became Chief Executive Officer and is no longer independent.

Directorships

Michael Pesner is presently a director of five other issuers that are reporting issuers (or the equivalent in any jurisdiction), Richmont Mines Inc., Questrare Minerals Ltd., Mint Technology Corp., Bitumen Capital Inc. and Unite Capital Corp..

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

Ethical Business Conduct

The Company is committed to promote the highest standard of ethic and integrity in the pursuance of all of its activities. Furthermore, the directors, officers and employees of the Company are expected to act and to hold their office within the best interests of the Company. The Company expects all directors to act in compliance of all laws and regulations applicable to their office as director of the Company.

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

Nomination of Directors

The Board of Directors of the Company does not feel it is necessary to increase the number of directors on the Board at this time. Also with the current absence of a Chairman, the Board of Directors, under the Canada Business Corporations Act, is not mandated to have a Chairman of the Board of Directors but is currently in the process of determining whether a replacement will be nominated. A Chairman of the Board, under the Canada Business Corporations Act, does not have any inherent extra powers over other members of the Board.

The Governance Committee seeks qualified candidates to be considered for nomination as directors. Proposed nominations are subject to review and approval by the Board.

Any new appointees or nominees to the Board of Directors must have a favourable track record in general business management, special expertise in areas of strategic interest to the Company, the ability to devote the time required and a willingness to serve as a director.

Compensation

The Governance Committee evaluates the adequacy of compensation of the directors and the Company’s management. After sufficient review and analysis, the Governance Committee recommends the compensation of the directors and the Company’s management to the Board for approval.

Other Board Committees

As of the date hereof, the Audit Committee and the Governance Committee are the only Board committees created by the Board of Directors.

Assessments

The Governance Committee is responsible for assessing the individual and collective effectiveness of the Board and selecting new directors.

D.           Employees

On July 31, 2011, the Company had 44 employees, including 24 full-time employees with SAND Canada, 5 full-time employees and 1 part-time employee with Sand U.S., 5 full-time employees and 1 part-time employee with Sand U.K., 5 full-time employees and 1 part-time employee with Sand Germany and 2 full-time employees with Sand Australia.

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

E.           Share Ownership

The shareholdings of the directors and officers of the Company as at October 21, 2011 are as follows:

Name	Position Held	Number and Percentage of Outstanding Common Shares Owned	Number of Vested and Unvested Stock Options Held
Thomas M. O'Donnell	Chief Executive Officer and Director	1,761,843 (9.2%)	760,000 vested – 60,000 unvested
Duncan Painter	Director	428,572 (2.2%)	97,500 vested – 32,500 unvested
George Wicker	Director	377,738 (2.0%)	75,000 vested – 25,000 unvested
P. Wayne Musselman	Director	102,788 (0.5%)	97,500 vested – 32,500 unvested
Michael Pesner	Director	Nil	75,000 vested – 25,000 unvested
Daniel Benn	Director	Nil	75,000 vested – 25,000 unvested
Michael Pilcher	President and Chief Operating Officer	Nil	219,426 vested – 630,484 unvested
Tony J. Giuliano	Vice-President, Finance and Administration and Chief Financial Officer and Corporate Secretary	50,000 (0.003%)	Nil vested – 50,000 unvested
Richard Grondin	Chief Technology Officer	6,500 (0.0003%)	310,000 vested – 50,000 unvested
Total Common Shares held by Directors and Officers and Total Vested and Unvested Stock Options		2,727,441 (14.3%)	1,709,426 vested – 930,484 unvested

Arrangements Involving the Employees in the Capital of the Company

The Company has an informal employee compensation plan, which also applies to management, pursuant to which, if employees fulfil stated goals with respect to sales revenue, new account penetration, profit contribution and other criteria, their incomes will increase proportionately above the guaranteed base until the specified target income is earned or exceeded. The informal employee compensation plan is not based upon a mathematical formula in the case of management, but is rather subject to individual discussio.

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

The Incentive Plan is administered by the Governance Committee of the Board of Directors. The former Options Committee has been dissolved.

The term and number of Common Shares covered by each option, as well as the permitted frequency of exercise of such options, are determined by the Governance Committee at the time the options are granted to the recipients. The number of Common Shares which may be subject to option in favour of a single recipient may not exceed 5% of the outstanding Common Shares of the Company. The exercise price of each option for Common Shares may not be less than the closing price of the Common Shares on the trading day prior to the day the option is granted or, if there was no transaction on that day, the average of the bid and ask prices on that day, less any discount as decided by the Board of Directors within the extent permitted by the applicable regulatory provisions. Options granted under the Incentive Plan may not be assigned or pledged. No financial assistance is available to recipients in connection with the exercise of an option. The Company may terminate the Incentive Plan at any time, subject to vested rights.

During the fiscal year ended July 31, 2011, no stock options were granted, no stock options expired, no stock options were forfeited and no stock options were exercised under the 1996 Stock Incentive Plan.

During the period August 1, 2011 to October 21, 2011, no stock options were granted, expired, forfeited or exercised under the 1996 Stock Incentive Plan.

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

The Option Plan is administered by the Governnace Committee of the Board of Directors.

The term and number of Common Shares covered by each option, as well as the permitted frequency of exercise of such options, are determined by the Compensation Committee at the time the options are granted to the recipients. The number of Common Shares which may be subject to option in favour of a single recipient may not exceed 5% of the outstanding Common Shares of the Company. The exercise price of each option for Common Shares may not be less than the price of the Common Shares as determined by the Governance Committee within the extent permitted by the applicable regulatory provisions. Options granted under the Option Plan may not be assigned or pledged. No financial assistance is available to recipients in connection with the exercise of an option. Options which expire or are terminated or surrendered or unexercised are thereafter available for the granting of other options. The Company may terminate the Option Plan at any time subject to vested rights.

As at October 21, 2011, 357,000 options had been granted and remained outstanding under the Option Plan and the Incentive Plan and 1,643,000 options remained available for grant under both plans.

During the fiscal year ended July 31, 2011, no stock options were granted, no stock options expired, no stock options were forfeited and no stock options were exercised under the 1996 Stock Option Plan

During the period August 1, 2011 to October 21, 2011, no stock options were granted, expired, forfeited or exercised under the 1996 Stock Option Plan.

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

On August 28, 2007, the Board of Directors of the Company authorized the award of up to 665,000 Common Shares. On September 30, 2007, the Company granted 402,500 share awards which are dependant on the award recipients achieving certain defined objectives including continued employment with the Company for a period of 3 years. As of September 30, 2010, following the 3-year employment period and after taking into account terminations and resignations, 277,500 share awards became eligible for issuance to recipients. On December 17, 2010, in lieu of issuing common shares for such share awards, the Board of Directors issued 277,500 stock options from the 2010 Stock Incentive Plan.

2010 Stock Incentive Plan

On November 16, 2010, the Board of Directors of SAND established the 2010 Stock Incentive Plan ("2010 Incentive Plan") pursuant to which the beneficiaries selected by a committee of the Board of Directors may be granted stock options or share awards in the Company. The 2010 Incentive Plan was approved and ratified by the shareholders of the Company at a special meeting of the shareholders held on January 25, 2011. The maximum number of Common Shares of the Company that may be issued resulting from stock options or share awards granted under the 2010 Incentive Plan is 4,000,000 subject to adjustment to take into account changes in the capital structure of the Company.

The 2010 Incentive Plan is administered by the Governance Committee of the Board of Directors.

The term and number of Common Shares covered by each stock option or share award, as well as the permitted frequency of exercise of such stock options or share awards, will be determined by the Compensation Committee at the time the stock options or share awards are granted to the recipients. The number of Common Shares which may be subject to stock options or share awards in favour of a single recipient may not exceed 5% of the outstanding Common Shares of the Company. Stock options or share awards granted under the 2010 Incentive Plan may not be assigned or pledged. No financial assistance is available to recipients in connection with the exercise of a stock option or share award. Stock options or share awards which expire or are terminated or surrendered or unexercised are thereafter available for the granting of other stock options or share awards. The Company may terminate the Incentive Plan at any time subject to vested rights.

As at October 21, 2011, 3,473,583 options had been granted and remained outstanding under the 2010 Incentive Plan and 526,417 options remained available for grant under that plan.

During the fiscal year ended July 31, 2011, 3,295,756 stock options were granted, 27,310 stock options expired, 91,863 stock options were forfeited and 60,000 stock options were exercised under the 2010 Incentive Plan.

During the period from August 1, 2011 to October 2011, zero stock options were granted, zero stock options expired, zero stock options were forfeited and 25,000 stock options were exercised under the 2010 Incentive Plan.

ITEM 7.           MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

As of October 21, 2011, the Company had 19,116,636 Class “A” Common Shares outstanding. Each Class “A” Common Share entitles its holder to one vote.

A.           Major Shareholders

The following are the only persons who, to our knowledge, beneficially own or exercise control or direction over shares carrying more than five percent (5%) of the votes attached to Class A Common Shares of the Company at October 21, 2011:

	Approximate Number of Class A Common Shares Owned, Controlled or Directed, Directly or Indirectly	Percentage of Class A Common Shares Owned, Controlled or Directed
Arthur G. Ritchie	3,598,388	18.8%
Thomas M. O'Donnell	1,761,843	9.2%
Carol Shattner	1,058,600	5.5%
Total Common Shares Owned, Controlled or Directed, Directly or Indirectly by the Major Shareholders	6,418,831	33.5%

The voting rights of the Class A Common Shares held by the persons identified or referred to above are the same as the voting rights of the Class A Common Shares held by all other shareholders.

To our knowledge, as of October 21, 2011, 14,383,282 Class A Common Shares were held of record by persons whose registered addresses were in the United States. Many of our Class A Common Shares are held in the name of intermediaries.

Except as set forth above, to our knowledge, the Company is not directly or indirectly owned or controlled by another company, by any foreign government or by any other national or legal person severally or jointly.

There are no known contractual arrangements which may result in a change of control of the Company at a subsequent date.

B.           Related Party Transactions

1)      Arthur G. Ritchie

The Company has entered into the following agreements with Arthur G. Ritchie, a major shareholder and its former Chairmanand former President and Chief Executive Officer, as follows:

(a)

During fiscal year 2009, the Company formalized the conditions pertaining to a loan obtained from Arthur G. Ritchie. The loan originated from amounts owed by the Company to Arthur G. Ritchie by virtue of his previous employment contracts as President and Chief Executive Officer. Arthur G. Ritchie ceased to be President and Chief Executive Officer on October 31, 2009. The total amount owing under the loan agreement as at October 31, 2009 was $1,466,677. Under the terms of the loan agreement, the loan is repayable in three (3) principal annual instalments of $488,892 over 3 years on January 1, 2011, 2012 and 2013. The loan bears interest at 15% that is payable semi-annually on January 1 and June 30 of each year. The amount may be prepaid at any time by the Company without penalty. In the event of default to pay an amount when due, Arthur G. Ritchie has the right to convert all outstanding amounts owed to him hereunder into common shares of the Company based on the average closing price of the shares on the OTC Bulletin Board for the month immediately preceding the month in which such right is exercised. In addition and also upon default, the significant shareholder shall have the right to require the Company to purchase all common shares in the capital stock of the Company owned directly or indirectly by Arthur G. Ritchie at a purchase price per share equal to the greater of:

i)	the average closing price of the shares on the OTC Bulletin Board over the previous 30-day period plus 15%, or

ii)	the book value of the shares as determined by the auditors of the Company.

As at July 31, 2011, an amount of $1,685,411 (July 31, 2010 - $1,407,874), including accrued interest of $481,751 (July 31, 2010 - $204,214), was outstanding under the loan agreement.

As at July 31, 2011, the Company was in default as it did not make its January 1, 2011 installment. However, a Standstill Agreement was signed between the Company and Arthur G. Ritchie, effective February 1, 2011, and the default was cured subsequent to the year end as the Company paid the significant shareholder the amounts due as described in Item 18., Financial Statements (Note 20).

In conjunction with the original loan agreement, the Company also issued 103,061 warrants to Arthur G. Ritchie, with each warrant entitling the holder to purchase one Class "A" Common Share of the Company at a price of US$0.44 per share and each warrant being valid for the term of the agreement. The residual valuation method was used to allocate the proceeds between the debt and equity components of the shareholder loan. It was determined that the value of the debt component would comprise the entire face value of the loan since the loan had no maturity date. Hence, the value of the equity component was determined to be nil. These warrants expired during the fiscal year 2010.

(b)

The Company, effective November 1, 2009, also signed a Consulting Agreement and a Marketing and Sales Assistance Agreement with Arthur G. Ritchie. The Consulting Agreement provides for a fixed payment on the first of each month in the amount of $21,013 and expires on October 31, 2011. Payments made under the consulting agreement during fiscal year 2011 amounted to $210,130 (2010 - $188,937) with a balance owing at July 31, 2011 of $42,026 (July 31, 2010 – Nil).

Under the Marketing and Sales Assistance Agreement, the Company and Arthur G. Ritchie may identify prospective customers for the Company`s products and agree to designate such prospects as a registered opportunity. The Marketing and Sales Assistance Agreement provides for the payment of funds based on a percentage of sales proceeds received from a registered opportunity and which were received within a stipulated period following the date of registration of the opportunity. The Marketing and Sales Assistance Agreement expired on October 31, 2010. There were no payments made under the marketing and sales assistance agreement during fiscal year 2011 or fiscal year 2010.

(c)

Arthur G. Ritchie was entitled to, under his previous employment contracts, bonuses based on the achievement of gross revenues resulting from the licensing, sale or other disposition of the Company’s Nucleus software products. The bonuses terminated effective October 31, 2009 when he ceased to be the President and Chief Executive Officer. As at July 31, 2011 and 2010, bonuses payable amounted to $165,386 and $165,386, respectively.

During fiscal year 2008, an Inter-Creditor Priority Agreement was signed between Arthur G. Ritchie (loans disclosed under a), b) and c) above) and the holders of the Convertible Debentures (collectively the “parties”), at the time when the Company issued the Convertible Debentures. The parties agreed that the sums owing under the Convertible Debentures will be paid by the Company to the Convertible Debenture holders in priority to the sums owed by the Company to Arthur G. Ritchie. Specifically, for every $2 paid to the Convertible Debenture holders, the Company shall remit $1 to Arthur G. Ritchie, representing the repayment of principal only. The Inter-Creditor Priority Agreement was amended on October 31, 2009 pursuant to which the parties agreed that the sums owing under the Convertible Debentures will be paid by the Company to the holders of the Convertible Debentures pari passu to the sums owing by the Company to Arthur G. Ritchie such that for every $1 paid to the Convertible Debenture holders, the Company shall remit $1 to Arthur G. Ritchie.

2)           Thomas M. O’Donnell

During fiscal year 2011 and fiscal year 2010, we obtained various loans from the Chief Executive Officer, who is also a shareholder, in the form of Promissory Notes for a total amount of $341,621 (U.S.$325,000) (2011: $41,728 (U.S.$40,000); 2010: 299,893 (U.S.$285,000)). Under the terms of the Promissory Notes, the amounts are repayable within 30 days of receipt of a written demand from the noteholder. The Promissory Notes bear interest at 10% payable on the last business day of each calendar month. As at July 31, 2010, an amount of $300,893 (U.S.$287,847), including accrued interest of $2,927 (U.S.$2,847), was outstanding on the Promissory Notes. During the year ended July 31, 2011, a private placement was completed which converted the principal value amounting to $341,621 (U.S.$325,000) of the Promissory Notes. As at July 31, 2011, an amount of accrued interest of $22,014 (U.S.$23,040) was outstanding.

3)           Private Placements

In May 2007, the Company completed a non-brokered private placement where the Company issued 1,500,000 Common Shares at a price of US$0.40 share for total cash proceeds of $675,795. In addition, the Company issued 750,000 share purchase warrants entitling two shareholders to purchase up to 750,000 shares of the Company at a price of US$0.60 for three years. One of these shareholders is Arthur G. Ritchie, the former Chairman and former President and Chief Executive Officer of the Company.

In April 2008, the Company issued secured convertible debentures ("Convertible Debentures") on a private placement basis and received gross proceeds of $1,009,819 (U.S.$1,002,600) to investors, one of whom is Thomas M. O’Donnell, the Chief Executive Officer of the Company, representing a total of 1,114 units. Each unit consists of one 8% Convertible Debenture due December 31, 2017 and 1,000 share purchase warrants of the Company. Each warrant entitles the holder to purchase one additional common share (“Warrant Share”) of the Company at a price of U.S.$0.70 per share. Interest is calculated at the rate of 8% per annum, payable in common shares at a rate of U.S.$0.45 per share. The financing is secured by a first rank hypothec on all of the Company’s property and assets, movable and immovable, corporeal and incorporeal, present and future, for the principal accrued interest amounts.

In November 2009, the Company completed a non-brokered private placement where the Company issued 785,715 units for U.S.$0.70 per unit, for total gross proceeds of $587,835 (U.S.$550,000) to investors, one of whom is Thomas M. O’Donnell, the Chief Executive Officer of the Company. Each unit consists of two Class A Common Shares and one warrant to purchase one Class A Common Share for an exercise price of U.S.$0.50 per share.

In March 2011, the Company completed a non-brokered private placement where the Company issued 1,071,432 units for U.S.$0.70 per unit, for total gross proceeds of $775,073 (U.S.$750,000) to investors, one of whom is Thomas M. O’Donnell, the Chief Executive Officer of the Company. Each unit consists of two Class A Common Shares and one warrant to purchase one Class A Common Share for an exercise price of U.S.$0.50 per share.

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

B.           Significant Changes

Subsequent to July 31, 2011, the Company had the following significant events:

a)

On September 7, 2011, the Company completed a bridge loan in the amount of $1,000,000 from a group of investors. The bridge loan has a maturity date of November 30, 2011 with interest at 15% and warrants valued at $500,000 at a price of U.S.$0.50 per warrant Interest was prepaid from the proceeds of the bridge loan.

b)

On October 4, 2011, the Company completed the sale of its SAP Information Lifecycle Management (ILM) Product Line to a third party for a consideration of U.S.$8,000,000. After deductions for earn-out milestones, customers’ consent holdback, an escrow amount relating to representations and warranties and other amounts, the Company received initial proceeds of U.S.$4,172,465. The Company anticipates it will be able to meet all its obligations under the

Asset Purchase Agreement governing this transaction to collect the remaining amount due from the sale.

c)

Further to a settlement agreement signed on September 6, 2011 with a significant shareholder referred to in Note 8, the initial proceeds received on the above-mentioned sale were used to pay a pro-rata amount owed to the significant shareholder in the amount of $1,329,781.

ITEM 9.           THE OFFER AND LISTING

A.           Offer and listing details

The following tables sets forth the price ranges and volume of Common Shares during the periods indicated on the OTCBB, and before August 5, 2005, on the Nasdaq SmallCap Market System.

Quarter Ended	High	Low	Volume
July 31, 2011	0.63	0.37	305,486
April 30, 2011	0.62	0.34	383,984
January 31, 2011	0.42	0.28	335,877
October 31, 2010	0.46	0.25	215,699
July 31, 2010	0.56	0.26	174,174
April 30, 2010	0.53	0.32	305,235
January 31, 2010	0.50	0.29	234,468
October 31, 2009	0.50	0.25	216,644
July 31, 2009	0.45	0.30	312,065
April 30, 2009	0.40	0.26	273,716
January 31, 2009	0.57	0.28	642,333
October 31, 2008	0.81	0.48	345,400
July 31, 2008	0.85	0.70	539,300
April 30, 2008	0.55	0.31	648,500
January 31, 2008	0.50	0.31	578,400
October 31, 2007	0.55	0.40	599,400
July 31, 2007	0.58	0.35	667,400
April 30, 2007	0.65	0.40	361,600
January 31, 2007	0.70	0.40	460,900
October 31, 2006	0.48	0.38	348,500

Fiscal Year Ended(1)	High	Low	Volume
July 2011	0.63	0.25	1,241,046
July 2010	0.56	0.25	930,521
July 2009	0.81	0.26	1,573,394
July 2008	0.85	0.31	2,365,600
July 2007	0.70	0.35	1,838,400

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

C.           Material Contracts

The material contracts concluded by the Company for the two years immediately preceding publication of this Report are as follows:

  The Company is a party to the Asset Purchase Agreement dated October 4, 2011 (the "Asset Purchase Agreement") among the Company, STSI Licensing, LLC, Sand Technology Corporation, Sand Technology Limited, Sand Technology (Ireland) Limited, Sand Technology Deutschland GMB, Sand Technology Australia Pty Ltd, and Informatica Software, Limited. Under the terms of the Asset Purchase Agreement, the Company and its subsidiaries sold certain of their assets relating to their Nearline and SAP Nearline lines of business for consideration of up to US$8 million. After deductions for earn-out milestones, customers’ consent holdback, an escrow amount relating to representations and warranties and other amounts, the Company received initial proceeds of U.S.$4,172,465 at the closing of this transaction. In connection with this transaction, the Company entered into a Restricted Covenants Agreement dated October 4, 2011 (the "Restrictive Covenants Agreement") pursuant to which the Company agreed to not, and to ensure that its affiliates do not, engage in certain activities competitive with the business sold under the Asset Purchase Agreement for a period of two years after the date of the Restricted Covenants Agreement.

  On September 7, 2011, the Company completed a bridge loan financing in the amount of $1,000,000 from a group of investors. The bridge loan has a term of three months with interest at 15% and is entirely repayable at its maturity date of November 30, 2011. Interest was prepaid from the proceeds of the bridge loan.

  In March 2011, the Company completed a non-brokered private placement where the Company issued 1,071,432 units for U.S.$0.70 per unit, for total gross proceeds of U.S.$750,000 to investors, one of whom is Thomas M. O’Donnell, the Chief Executive Officer of the Company. Each unit consists of two Class A Common Shares and one warrant to purchase one Class A Common Share for an exercise price of U.S.$0.50 per share.

  Please see Item Item 6B - Compensation and Item 7B - Related Party Transactions for contracts entered into by SAND with its directors and officers.

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

Based on the nature of the income, assets and activities of the Company, it is not certain whether the Company could be classified as a PFIC for any taxable year. While the Company believes that it presently not a PFIC, there can be no assurance that the Internal Revenue Service will not successfully challenge our position or that we will not become a PFIC in a future taxable year, as PFIC status is tested each year and depends on our assets and income in such year.

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

New Reporting Requirements

U.S. federal income tax legislation enacted in 2010 generally requires a U.S. individual to report to the IRS certain interests owned by such individual in stock or securities issued by a non-U.S. person (such as our Class “A” Common Shares) if the aggregate value of all such interests exceeds U.S.$50,000. The failure to report the information required under this legislation could result in substantial penalties. U.S Holders should consult their tax advisors with respect to their obligations under this new legislation.

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

F.           Dividends and paying agents

Not applicable.

G.           Statements by experts

Not applicable.

H.           Documents on Display

The Company is subject to certain of the information requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and in accordance therewith, files reports and other information with the United States Securities and Exchange Commission (“SEC). As a foreign private issuer, the Company is exempt from the rules under the Exchange Act prescribing the furnishing and content of proxy statements, and its officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. As a foreign private issuer, the Company is not required to publish financial statements as frequently or as promptly as United States companies.

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

I.           Subsidiary Information

Information relating to the Company’s subsidiaries is described in – Information on the Company – particularly under "Organizational Structure" in Item 4 and in "Exhibit 8.1" to this Annual Report on Form 20-F.

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

Please see Note 17 in the audited consolidated financial statements for more details on each of the risks above.

ITEM 12.           DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13.           DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14.           MATERIAL MODIFICATIONS TO THE RIGHT OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15.           CONTROLS AND PROCEDURES

A.           Disclosure Controls and Procedures

As of July 31, 2011, an evaluation was carried out, under the supervision of and with the participation of management, including Chief Executive Officer ("CEO") and the Vice-President Finance and Administration and Chief Financial Officer ("CFO"), of the effectiveness of the Company’s disclosure controls and procedures as defined in National Instrument 52-109 - Certification of Disclosure in Issuers' Annual and Interim Filing and in Rule 13a-15 or 15d-15 under the Exchange Act.

Based upon that evaluation, our CEO and our CFO concluded that our disclosure controls and procedures were effective in ensuring that information required to be disclosed by the Company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms, and that information required to be disclosed by the Company in the reports that it files or submits under the Exchange Act is accumulated and communicated to the Company’s management, including its CEO and CFO, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.

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

Management conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, management concluded that the Company's internal control over financial reporting was effective as of July 31, 2011.

There have been no changes in our internal control over financial reporting during the fiscal year ended July 31, 2011 that have materially affected, or are reasonably likely to materially affect our internal control over financial reporting.

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

P. Wayne Musselman, Michael Pesner and Daniel Benn, all of whom are non-management and unrelated directors, currently comprise the Audit Committee of the Board of Directors of the Company. P. Wayne Musselman is the Chairman of the Audit Committee.

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

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

(a)           Audit Fees

The aggregate fees billed for professional services rendered by Raymond Chabot Grant Thornton LLP, the principal accountant for the Company, for the audit of the Company’s annual financial statements and services normally provided by such accountants in connection with the Company’s statutory and regulatory filings for the Company’s fiscal year ended July 31, 2011, were $95,000 ($95,000 in the fiscal year ended July 31, 2010).

(b)           Audit-Related Fees

There were zero fees billed for assurance and related services by Raymond Chabot Grant Thornton LLP that are reasonably related to the performance of the audit or review of the Company’s financial statements for the Company’s fiscal year ended July 31, 2011 ($4,500 in the fiscal year ended July 31, 2010).

(c)           Tax Fees

The aggregate fees billed for products and services rendered by Deloitte & Touche LLP for tax compliance, tax advice and tax planning for the Company’s fiscal ended July 31, 2011 were $63,480 ($10,000 in the fiscal year ended July 31, 2010).

There were zero fees billed for tax services by Raymond Chabot Grant Thornton LLP.

(d)           All Other Fees

There were no fees billed for professional services rendered by Raymond Chabot Grant Thornton LLP other than the fees reported in this Item 16C. above during the Company’s two fiscal years ended July 31, 2011.

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

(f)           Auditors Use of Non-Permanent Employees

None of the hours expended by Raymond Chabot Grant Thornton LLP on its engagement to audit the Company’s financial statements for the fiscal year ended July 31, 2011, were performed by persons other than full-time permanent employees of Raymond Chabot Grant Thornton LLP.

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

These financial statements were prepared in accordance with generally accepted accounting principles in Canada and are expressed in Canadian dollars. Such financial statements have been reconciled to U.S. GAAP in Note 19. For a history of the exchange rates which were used for Canadian dollars against U.S. dollars, see Section A – Selected Financial Data under Item 3 "Key Information" of this Report.

SAND Technology Inc.

Consolidated Financial Statements
July 31, 2011, 2010 and 2009

Independent Auditor’s Report of
Registered Public Accounting Firm

To the Shareholders of SAND Technology Inc.	Raymond Chabot Grant Thornton LLP
Suite 2000
National Bank Tower
600 De La Gauchetière Street West
Montréal, Québec H3B 4L8

Telephone: 514-878-2691
Fax: 514-878-2127
www.rcgt.com

We have audited the accompanying consolidated financial statements of SAND Technology Inc. which comprise the consolidated balance sheets as at July 31, 2011 and 2010, and the consolidated statements of operations and comprehensive loss, shareholders’ deficiency and cash flows for each of the years in the three year period ended July 31, 2011, and a summary of significant accounting policies and other explanatory information.

Management’s responsibility for the consolidated financial statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with Canadian generally accepted accounting principles and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of SAND Technology Inc. as at July 31, 2011 and 2010, and the results of its operations and its cash flows for each of the years in the three-year period ended July 31, 2011 in accordance with Canadian generally accepted accounting principles.

Other matter

SAND Technology Inc. is not required to have, nor were we engaged to perform, audits of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of SAND Technology Inc.’s internal control over financial reporting. Accordingly, we express no such opinion.

Montréal, Canada
November 7, 2011

_______________________________
1 Chartered accountant auditor permit no. 20518

Chartered Accountants
Member of Grant Thornton International Ltd

Independent Auditor’s Consent	Raymond Chabot Grant Thornton LLP
Suite 2000
National Bank Tower
600 De La Gauchetière Street West
Montréal, Québec H3B 4L8

Telephone: 514-878-2691
Fax: 514-878-2127
www.rcgt.com

SAND Technology Inc.

We consent to the use of our audit report dated November 7, 2011 to the shareholders of SAND Technology Inc. (hereinafter the "Company") on the consolidated financial statements of the Company, that is, the consolidated balance sheets as at July 31, 2011 and 2010 and the consolidated statements of operations and comprehensive loss, shareholders’ deficiency and cash flows for each of the years in the three-year period ended July 31, 2011, in connection with filing with the securities regulatory authorities on November 7, 2011 and with the publication on SEDAR of the annual report containing these financial statements and our auditor’s report (hereinafter the "filing").

We have not performed any procedures subsequent to the date of this consent.

This consent is provided to the Company for use solely in connection with the above filing of these consolidated financial statements pursuant to the continuous disclosure provisions of applicable securities legislation of Québec. Accordingly, we do not consent to any use other than this filing, or to the release (as such term is defined in Section 225.3 of the Securities Act (Quebec)), by the Company or any other person, of our audit report.

If the filing is not made within five business days of this consent, our consent will be withdrawn.

Montreal, Canada
November 11, 2011

______________________________
1 Chartered accountant auditor permit no. 20518

Chartered Accountants
Member of Grant Thornton International Ltd

SAND Technology Inc.
Consolidated Balance Sheets
July 31, 2011 and 2010
(Expressed in Canadian Dollars, unless otherwise stated)

	As at July 31,	As at July 31,
	2011	2010

ASSETS
Current Assets
Cash	$810,745	$579,270
Accounts receivable	541,959	739,144
Research and development tax credits receivable (Note 12)	663,857	660,000
Prepaid expenses	117,305	74,541
	2,133,866	2,052,955

Capital assets, net (Note 5)	81,361	64,488

	2,215,227	2,117,443

LIABILITIES
Current Liabilities
Accounts payable and accrued liabilities (Note 6)	776,623	984,149
Deferred revenue	1,179,652	1,135,814
Deferred lease inducements	-	19,558
Due to shareholders (Note 7)	1,425,945	896,369
	3,382,220	3,035,890

Deferred revenue	696,275	106,124
Due to shareholders (Note 7)	488,892	977,784
Convertible debentures (Note 8)	542,671	448,309
	5,110,058	4,568,107

SHAREHOLDERS' DEFICIENCY
Share capital (Note 10)
Authorized An unlimited number of class "A" common shares, without par value An unlimited number of class "B" common shares, without par value Issued and outstanding 19,116,636 class "A" common shares (July 31, 2010 - 15,889,620 shares)	39,706,665	38,976,108
Equity component of convertible debentures (Note 8)	446,027	446,027
Contributed surplus	1,991,642	1,053,897
Deficit	(45,039,165)	(42,926,696)
	(2,894,831)	(2,450,664)

	2,215,227	2,117,443

The accompanying notes are an integral part of the consolidated financial statements.

On behalf of the Board,

George Wicker, Director	P. Wayne Musselman, Director

SAND Technology Inc.
Consolidated Statement of Operations and Comprehensive Loss
Years ended July 31, 2011, 2010 and 2009
(Expressed in Canadian Dollars, unless otherwise stated)

	Year ended	Year ended	Year ended
	July 31,	July 31,	July 31,
	2011	2010	2009

Revenue	$6,871,671	$6,562,411	$7,049,237

Cost of sales and product support	1,235,328	1,194,674	1,396,224

Gross profit	5,636,343	5,367,737	5,653,013

Operating expenses
Research and development costs, net (Note 12)	1,866,244	1,458,392	1,960,295
Amortization of capital assets	40,597	53,298	63,643
Sellling, general and administrative	5,399,512	4,224,677	4,372,067
	7,306,353	5,736,367	6,396,005

Loss from operations before the undernoted items	(1,670,010)	(368,630)	(742,992)

Foreign exchange loss	72,146	80,978	135,051
Interest expense (Note 4)	370,313	295,941	313,652
	442,459	376,919	448,703

Net loss and comprehensive loss	$(2,112,469)	$(745,549)	$(1,191,695)

Basic and diluted loss per share	$(0.12)	$(0.05)	$(0.08)

Basic and diluted weighted average number of common shares	17,009,173	15,467,702	14,318,189

The accompanying notes are an integral part of the consolidated financial statements.

SAND Technology Inc.
Consolidated Statement of Shareholders’ Deficiency
Years ended July 31, 2011, 2010 and 2009
(Expressed in Canadian Dollars, unless otherwise stated)

	Share Capital
			Equity
	Number of		component of
	class"A"		convertible	Contributed		Shareholders'
	common shares	Amount	debentures	surplus	Deficit	deficiency

Balance as at July 31, 2008	14,318,189	$38,530,441	$446,027	$752,525	$(40,989,452)	$(1,260,459)
Net loss					(1,191,695)	(1,191,695)
Stock-based compensation				79,599		79,599

Balance as at July 31, 2009	14,318,189	38,530,441	446,027	832,124	(42,181,147)	(2,372,555)

Net loss					(745,549)	(745,549)
Stock-based compensation				79,605		79,605
Common shares issued as part of private placement (Note 9)	1,571,431	445,667				445,667
Warrants issuance as part of private placement (Note 9)				142,168		142,168

Balance as at July 31, 2010	15,889,620	38,976,108	446,027	1,053,897	(42,926,696)	(2,450,664)

Net loss					(2,112,469)	(2,112,469)
Stock-based compensation				741,847		741,847
Common shares issued as part of private placement (Note 9)	2,142,864	579,175				579,175
Warrants issuance as part of private placement (Note 9)				195,898		195,898
Common shares issued in settlement of debt	411,152	143,903				143,903
Warrants exercised	613,000	6,879				6,879
Stock options exercised	60,000	600				600

Balance as at July 31, 2011	19,116,636	$39,706,665	$446,027	$1,991,642	$(45,039,165)	$(2,894,831)

The accompanying notes are an integral part of the consolidated financial statements.

SAND Technology Inc.
Consolidated Statement of Cash Flows
Years ended July 31, 2011, 2010 and 2009
(Expressed in Canadian Dollars, unless otherwise stated)

	Year Ended	Year Ended	Year Ended
	July 31,	July 31,	July 31,
	2011	2010	2009

OPERATING ACTIVITIES
Net loss	$(2,112,469)	$(745,549)	$(1,191,695)
Non-cash items
Amortization of capital assets	40,597	53,298	63,643
Stock-based compensation	741,847	79,605	79,599
Accretion of debt component of convertible debentures	94,362	86,087	83,879
Amortization of deferred lease inducement	(19,558)	(29,337)	(29,337)
Changes in working capital items
Accounts receivable	208,105	524,935	354,310
Research and development tax credits receivable	(3,858)	(500,000)	(160,000)
Unbilled receivable	-	112,515	142,445
Prepaid expenses	(42,078)	26,545	(10,096)
Accounts payable and accrued liabilities	265,333	198,380	(316,566)
Deferred revenue	648,893	(380,046)	578,761
Cash flows from operating activities (a)	(178,826)	(573,567)	(405,057)

INVESTING ACTIVITIES
Purchase of capital assets	(57,436)	(34,334)	(24,781)
Cash flows from investing activities	(57,436)	(34,334)	(24,781)

FINANCING ACTIVITIES
Due to shareholders	362,067	299,893	749,024
Repayments of due to shareholders	(304,028)	(659,484)	-
Advance from a private investor	-	26,623	-
Stock options exercised	600	-	-
Warrants exercised	6,879	-	-
Issuance of units related to private placements	448,558	587,835	-
Cash flows from financing activities	514,076	254,867	749,024

Effect of exchange rate changes on cash	(46,339)	(133,268)	(29,057)

Net increase (decrease) in cash	231,475	(486,302)	290,129

Cash, beginning of year	579,270	1,065,572	775,443

Cash, end of year	$810,745	$579,270	$1,065,572

(a) Additional information
Interest paid	$69,642	$300,977	$37,171

The accompanying notes are an integral part of the consolidated financial statements.

SAND Technology Inc.
Notes to Consolidated Financial Statements
July 31, 2011
(Expressed in Canadian Dollars, unless otherwise stated)

1 - NATURE OF BUSINESS

SAND Technology Inc. (the “Company”) is incorporated under the Canada Business Corporations Act. The Company’s common shares are listed on the Over-the-Counter (“OTC”) Bulletin Board in the United States. SAND Technology Inc. and its wholly-owned subsidiaries are involved in the design, development, marketing and support of software products and services that reduce large amounts of data into a small footprint and enable users to retrieve usable business information from large amounts of data. The software products, collectively known as the SAND/DNA Product Suite, are designed to provide an efficient and cost effective way for business users to make fast, easy and efficient inquiries of large databases without the intervention of specialist information technology professionals.

2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

This summary of significant accounting policies is provided to assist the reader in understanding the Company’s consolidated financial statements. The consolidated financial statements and notes thereto are the representations of the Company’s management. The Company’s management is responsible for their integrity and objectivity. These accounting policies conform to Canadian generally accepted accounting principles (“Canadian GAAP”) and have been consistently applied in the preparation of the consolidated financial statements.

Basis of Presentation
These consolidated financial statements and related notes are presented in accordance with Canadian GAAP and are expressed in Canadian Dollars. Certain Canadian GAAP principles used in these consolidated financial statements differ from accounting principles generally accepted in the United States of America (“U.S. GAAP”) as described in Note 19. The Company’s fiscal year-end is July 31.

Basis of Consolidation
The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries, Sand Technology Deutschland GmbH, located in Germany, Sand Technology Limited, located in the United Kingdom, Sand Technology Ireland Limited, located in Ireland, and Sand Technology Corp. and STSI Licensing, LLC, located in the United States and Sand Technology Pty Ltd, located in Australia. All intercompany transactions and accounts have been eliminated on consolidation.

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
July 31, 2011
(Expressed in Canadian Dollars, unless otherwise stated)

Cash and Cash Equivalents
For purposes of the statement of cash flows, the Company considers all highly liquid investments, with a maturity of three months or less, to be cash equivalents. There were no cash equivalents as of July 31, 2011 and 2010.

Allowance for Doubtful Accounts
Management of the Company makes judgements as to its ability to collect outstanding receivables and provide allowances for the portion of receivables when collection becomes doubtful. Provisions are made based upon a specific review of all outstanding invoices. As of July 31, 2011, the allowance for doubtful accounts was nil (nil as at July 31, 2010).

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

Diluted earnings per share is computed by dividing net income by the weighted average number of shares outstanding and, when, dilutive, potential shares from stock options and share awards, stock warrants to purchase common stock using the treasury method, and conversions of outstanding convertible debt using the “if converted” method. A net loss was reported in 2011, 2010 and 2009, and accordingly, in those years, the denominator for the Basic EPS calculation was equal to the weighted average of outstanding shares with no consideration for outstanding stock options, share awards and warrants to purchase shares of the Company's common stock because to do so would have been anti-dilutive.

The following number of stock options, share awards, share warrants and shares issuable upon conversion of the convertible debentures were not included in the computation of diluted earnings per share because to do so would have been anti-dilutive for the periods presented:

SAND Technology Inc.
Notes to Consolidated Financial Statements
July 31, 2011
(Expressed in Canadian Dollars, unless otherwise stated)

	Year Ended	Year Ended	Year Ended
	July 31,	July 31,	July 31,
	2011	2010	2009

Stock options	3,473,583	357,000	551,000
Share awards	-	302,500	402,500
Warrants	1,857,147	1,899,715	1,967,061
Convertible debentures, principal	2,228,000	2,228,000	2,228,000
Convertible debentures, interest	460,453	282,213	103,973

	8,019,183	5,069,428	5,252,534

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

Deferred Lease Inducements

Deferred lease inducements are being amortized on a straight-line basis over the term of the lease as a reduction of lease expense.

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

Revenue Recognition

The Company generates revenues principally through the sale of software licences and services. Software licence revenues are normally generated from licensing the perpetual use of the Company’s software products. Service revenues are generated from sales of maintenance, implementation, consulting and training services performed for customers that licence the Company's products.

SAND Technology Inc.
Notes to Consolidated Financial Statements
July 31, 2011
(Expressed in Canadian Dollars, unless otherwise stated)

Revenue from the sale of software licence agreements is recognized upon delivery of the software if persuasive evidence of an arrangement exists, collection is probable, the fee is fixed or determinable and vendor-specific evidence of an arrangement exists to allocate the total fee to the different elements of an arrangement. Vendor-specific objective evidence ("VSOE") is typically based on the price charged when an element is sold separately or, in the case of an element not yet sold separately, the price established by management if it is probable that the price, once established, will not change before market introduction. If VSOE of all undelivered elements exists but evidence does not exist for one or more delivered elements, then revenue is recognized using the residual method. Under the residual method, the fair value of the undelivered elements is deferred, and the remaining portion of the agreement fee related to the delivered elements is recognized as revenue provided that all other revenue recognition criteria are met. If evidence of fair value of one or more undelivered elements cannot be established, revenue is deferred and recognized ratably over the last undelivered element.

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

SAND Technology Inc.
Notes to Consolidated Financial Statements
July 31, 2011
(Expressed in Canadian Dollars, unless otherwise stated)

Research and Development Costs

Research costs are charged to operations in the period in which they are incurred. Development costs are expensed as incurred unless a project meets the criteria under Canadian GAAP for deferral and amortization. The Company has not deferred any such development costs to date. Related tax credits are recorded as a reduction of research and development costs in the year that they are earned. These tax credits are periodically examined by the tax authorities and, as a result of such examinations, the amounts ultimately granted may differ from the amounts recorded.

Stock-Based Compensation

The Company estimates the fair value of share-based payment awards made to employees, officers and directors, including stock options and share awards related to employee stock purchase plans, on the date of grant using an option-pricing model. The value of the portion of the award that is ultimately expected to vest is recognized as an expense ratably over the requisite service periods. The Company uses the Black-Scholes option pricing model to determine the fair value of the stock-based compensation that it grants to employees and non-employees. The Company is required to make certain assumptions in connection with this determination, the most important of which involves the calculation of volatility with respect to the price of its common stock. The computation of volatility is intended to produce a volatility value that is representative of the Company's expectations about the future volatility of the price of its common stock over an expected term. The Company used its share price history to determine volatility and cannot predict how the price of its common shares of common stock will react on the open market in the future. As a result, the volatility value that the Company calculated may differ from the future volatility of the price of its shares of common stock.

Upon the exercise of stock options, any consideration received and the amounts previously recorded under stock-based compensation, within contributed surplus, are credited to share capital. Upon the issuance of shares resulting from share awards, amounts previously recorded under stock-based compensation, within contributed surplus, are credited to share capital.

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

SAND Technology Inc.
Notes to Consolidated Financial Statements
July 31, 2011
(Expressed in Canadian Dollars, unless otherwise stated)

Financial Assets and Liabilities

On initial recognition, all financial assets and liabilities are measured and recognized at their fair value. Subsequently, financial assets and liabilities are measured and recognized as follows:

-	Cash is classified as a held-for-trading financial asset. It is measured at fair value and changes in fair value are recognized in operations.
-	Accounts receivable are classified as loans and receivable. They are measured at amortized cost, which is generally the amount initially recognized, less any allowance for doubtful accounts.
-

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

Level 1 financial instruments are valued based on quoted market prices in active markets. Level 2 financial instruments are valued based on quoted prices in markets that are not active, broker or dealer quotations, or alternative pricing sources with reasonable levels of price transparency.

3 – FUTURE ACCOUNTING CHANGES

International Financial Reporting Standards (“IFRS”)

In February 2008, the Canadian Accounting Standards Board confirmed that Canadian GAAP for publicly accountable enterprises will be converged with IFRS effective for fiscal years beginning on or after January 1, 2011. IFRS uses a conceptual framework similar to Canadian GAAP, but there are significant differences in recognition, measurement and disclosures. The Company will change over to IFRS for its interim and annual financial statements beginning on August 1, 2011.

SAND Technology Inc.
Notes to Consolidated Financial Statements
July 31, 2011
(Expressed in Canadian Dollars, unless otherwise stated)

4 – INFORMATION ON EARNINGS

	Year ended	Year ended	Year ended
	July 31,	July 31,	July 31,
	2011	2010	2009
Interest expense
Accretion of debt component of convertible debentures	$94,362	$86,087	$83,879
Interest expense - due to shareholders	261,310	185,045	220,320
Interest expense - other	14,641	24,809	9,453

	$370,313	$295,941	$313,652

Amortization expense of capital assets amounted to $40,597 in 2011 ($53,298 in 2010 and $63,643 in 2009).

5 - CAPITAL ASSETS

			July31,
			2011
		Accumulated	NetBook
	Cost	amortization	Value

Furniture and equipment	$544,891	$523,704	$21,187
Computer equipment	114,138	98,703	15,435
Research and development equipment	176,111	160,827	15,284
Leasehold improvements	323,844	294,389	29,455

	$1,158,984	$1,077,623	$81,361

			July31,
			2010
		Accumulated	NetBook
	Cost	amortization	Value

Furniture and equipment	$569,433	$546,563	$22,870
Computer equipment	325,132	307,120	18,012
Research and development equipment	161,565	154,527	7,038
Leasehold improvements	294,287	277,719	16,568

	$1,350,417	$1,285,929	$64,488

SAND Technology Inc.
Notes to Consolidated Financial Statements
July 31, 2011
(Expressed in Canadian Dollars, unless otherwise stated)

6 - ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

	July31,	July31,
	2011	2010

Trade accounts payable and accrued liabilities	$690,282	$834,371
Salaries and commission payable	74,952	57,186
Sales tax payable	11,389	66,884
Advance from a private investor	-	25,708

	$776,623	$984,149

The advance from a private investor was settled as part of the private placement completed on March 17, 2011 (Note 9b)).

7 - DUE TO SHAREHOLDERS

	July 31,	July 31,
	2011	2010

Loan from the Chief Executive Officer, repayable on demand, bearing interest at 10%, interest payable monthly (a)	$22,014	$300,893

Loan from a significant shareholder, bearing interest at 15%, interest payable semi-annually, principle of $488,892 payable annually starting January 1, 2011, maturing on January 1, 2013 (b)	1,685,411	1,407,874

Compensation payable to a significant shareholder (d)	165,386	165,386

Due to a significant shareholder under a consulting agreement (c)	42,026	-

	1,914,837	1,874,153

Less: Current portion	1,425,945	896,369

	$488,892	$977,784

(a)

During fiscal year 2011 and fiscal year 2010, the Company obtained various loans from the Chief Executive Officer, who is also a shareholder, in the form of Promissory Notes for a total amount of $341,621 (U.S.$325,000) (2011: $41,728 (U.S.$40,000); 2010: 299,893 (U.S.$285,000)). Under the terms of the Promissory Notes, the amounts are repayable within 30 days of receipt of a written demand from the noteholder. The Promissory Notes bear interest at 10% payable on the last business day of each calendar month. As at July 31, 2010, an amount of $300,893 (U.S.$287,847), including accrued interest of $2,927 (U.S.$2,847), was outstanding on the Promissory Notes. During the year ended July 31, 2011, a private placement was completed (Note 9) which converted the principal value amounting to $341,621 (U.S.$325,000) of the Promissory Notes. As at July 31, 2011, an amount of accrued interest of $22,014 (U.S.$23,040) was outstanding.

SAND Technology Inc.
Notes to Consolidated Financial Statements
July 31, 2011
(Expressed in Canadian Dollars, unless otherwise stated)

(b)

During fiscal year 2009, the Company formalized the conditions pertaining to a loan obtained from a significant shareholder. The loan originated from amounts owed by the Company to the shareholder by virtue of his previous employment contracts as President and Chief Executive Officer. The significant shareholder ceased to be President and Chief Executive Officer on October 31, 2009. The total amount owing under the loan agreement as at October 31, 2009 was $1,466,677. Under the terms of the loan agreement, the loan is repayable in three (3) principal annual instalments of $488,892 over 3 years on January 1, 2011, 2012 and 2013. The loan bears interest at 15% that is payable semi-annually on January 1 and June 30 of each year. The amount may be prepaid at any time by the Company without penalty. In the event of default to pay an amount when due, the significant shareholder shall have the right to convert all outstanding amounts owed to him hereunder into common shares of the Company based on the average closing price of the shares on the OTC Bulletin Board for the month immediately preceding the month in which such right is exercised. In addition and also upon default, the significant shareholder shall have the right to require the Company to purchase all common shares in the capital stock of the Company owned directly or indirectly by the significant shareholder at a purchase price per share equal to the greater of:

i)	the average closing price of the shares on the OTC Bulletin Board over the previous 30-day period plus 15%, or

ii)	the book value of the shares as determined by the auditors of the Company.

As at July 31, 2011, an amount of $1,685,411 (July 31, 2010 - $1,407,874), including accrued interest of $481,751 (July 31, 2010 - $204,214), was outstanding under the loan agreement.

As at July 31, 2011, the Company was in default as it did not make its January 1, 2011 installment. However, a Standstill Agreement was signed between the Company and the significant shareholder, effective February 1, 2011, and the default was cured subsequent to the year end as the Company paid the significant shareholder the amounts due (Note 20).

In conjunction with the original loan agreement, the Company also issued 103,061 warrants to the significant shareholder, with each warrant entitling the holder to purchase one class "A" common share of the Company at a price of US$0.44 per share and each warrant being valid for the term of the agreement. The residual valuation method was used to allocate the proceeds between the debt and equity components of the shareholder loan. It was determined that the value of the debt component would comprise the entire face value of the loan since the loan had no maturity date. Hence, the value of the equity component was determined to be nil. These warrants expired during the fiscal year 2010.

(c)

The Company, effective November 1, 2009, also signed a consulting agreement and a marketing and sales assistance agreement with the former President and Chief Executive Officer. The consulting agreement provides for a fixed payment on the first of each month in the amount of $21,013 and expires on October 31, 2011. Payments made under the consulting agreement during fiscal year 2011 amounted to $210,130 (2010 - $189,117) with a balance owing at July 31, 2011 of $42,026 (July 31, 2010 – Nil).

SAND Technology Inc.
Notes to Consolidated Financial Statements
July 31, 2011
(Expressed in Canadian Dollars, unless otherwise stated)

Under the marketing and sales assistance agreement, the Company and the former President and Chief Executive Officer may identify prospective customers for the Company`s products and agree to designate such prospects as a registered opportunity. The marketing and sales assistance agreement provides for the payment of funds based on a percentage of sales proceeds received from a registered opportunity and which were received within a stipulated period following the date of registration of the opportunity. The marketing and sales assistance agreement expired on October 31, 2010. There were no payments made under the marketing and sales assistance agreement during fiscal year 2011 or fiscal year 2010.

(d)

The former President and Chief Executive Officer was entitled to, under his previous employment contracts, bonuses based on the achievement of gross revenues resulting from the licensing, sale or other disposition of the Company’s Nucleus software products. The bonuses terminated effective October 31, 2009 when he ceased to be the President and Chief Executive Officer. As at July 31, 2011 and 2010, bonuses payable amounted to $165,386 and $165,386, respectively.

During fiscal year 2008, an inter-creditor priority agreement was signed between the former President and Chief Executive Officer and significant shareholder (loans disclosed under b), c) and d) above) and the holders of the secured convertible debentures (collectively the “parties”), at the time when the Company issued the secured convertible debentures described in Note 8. The parties agreed that the sums owing under the secured convertible debentures will be paid by the Company to the convertible debenture holders in priority to the sums owed by the Company to the principal shareholder. Specifically, for every $2 paid to the convertible debenture holders, the Company shall remit $1 to the significant shareholder, representing the repayment of principal only. The inter-creditor priority agreement was amended on October 31, 2009 pursuant to which the parties agreed that the sums owing under the convertible debentures will be paid by the Company to the holders of the convertible debentures pari passu to the sums owing by the Company to the significant shareholder such that for every $1 paid to the convertible debenture holders, the Company shall remit $1 to the significant shareholder.

8 - CONVERTIBLE DEBENTURES

On April 18, 2008, the Company issued secured convertible debentures ("Convertible Debentures") on a private placement basis and received gross proceeds of $1,009,819 (U.S.$1,002,600) representing a total of 1,114 units. Each unit consists of one 8% Convertible Debenture due December 31, 2017, having a nominal value of U.S.$900, redeemable at the option of the Company if the bid price of the underlying common share has been above U.S.$1.50 for 60 consecutive trading days, and convertible at the option of the holder into class "A" common shares at U.S.$0.45 per share, and 1,000 share purchase warrants of the Company. Each warrant entitles the holder to purchase one additional common share (“Warrant Share”) of the Company at a price of U.S.$0.70 per warrant share at any time until the earlier of the close of business day which is thirty six (36) months from April 18, 2008 or the date on which the bid price of the stock has been above U.S.$1.50 for sixty (60) consecutive trading days. Interest is calculated at the rate of 8% per annum, payable in common shares at a rate of U.S.$0.45 per share. The interest is due on each conversion date (date when the principal amount is being converted) subsequent to January 1, 2009 or on the maturity date. The financing is secured by a first rank hypothec on all of the Company’s property and assets, movable and immovable, corporeal and incorporeal, present and future, for the principal accrued interest amounts. The proceeds from the private placement were used for marketing and advertising and for expansion of the business.

SAND Technology Inc.
Notes to Consolidated Financial Statements
July 31, 2011
(Expressed in Canadian Dollars, unless otherwise stated)

Certain warrant holders exercised their Warrant Shares associated with the secured convertible debentures prior to their expiry date of April 18, 2011. As a result of ratchet provisions contained in the warrant security, the exercise price was reduced from U.S.$0.70 per Warrant Share to CDN.$0.01 per Warrant Share. On May 5, 2011, the Company issued 613,000 common shares pursuant to the exercise of the Warrants for proceeds of $6,879 (U.S.$6,130) while 501,000 warrants expired.

For accounting purposes, the debenture contains both a debt component and an equity component being the share warrants, the conversion option and the interest payable in shares:

–

The debt component of the Convertible Debentures was originally calculated using the present value of the cash flows of principal and interest payments using a discount rate of 15%. The amount calculated, at the issue date, for the carrying amount of the debt component was $260,377. The carrying value of the debt component is being accreted to its face value over its life to maturity. The accretion expense, being the amortization of the convertible debentures discount, is included in interest expense in the statement of operations. The debt issuance costs were expensed directly against net income. The amortization of the debt component of the convertible debentures for the periods ended July 31, 2011, 2010 and 2009 was $94,362, $86,087 and $83,879, respectively.

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

9 – PRIVATE PLACEMENTS

a)

On November 6, 2009, the Company completed a Non-Brokered Private Placement Subscription Agreement (“Private Placement”) in the amount of $587,835 (U.S.$550,000) for Units in the Company at a price of U.S.$0.70 per Unit, resulting in the issuance of 785,715 Units. Each Unit consists of two class ”A” common shares and one share purchase warrant (“Warrant”) of the Company. Each Warrant entitles the holder to purchase one additional common share (“Warrant Share”) of the Company at a price of U.S.$0.50 per Warrant Share at any time until the earlier of the close of business day which is either thirty six (36) months from the closing date, November 6, 2009, or the date on which the bid price of the stock has been above U.S.$1.50 for sixty (60) consecutive trading days. The Company received $429,495 (U.S.$400,000) from private investors and $158,340 (U.S.$150,000) from the Chief Executive Officer. The Private Placement resulted in the issuance of 1,571,431 common shares and 785,715 warrants of the Company.

SAND Technology Inc.
Notes to Consolidated Financial Statements
July 31, 2011
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

Dividend yield	-
Expected volatility	103%
Risk-free interest rate	1.81%
Expected life	3 years

b)

On March 17, 2011, the Company completed Non-Brokered Private Placement Subscription Agreement (“Private Placement”) in the amount of $775,073 (U.S.$750,000) for Units in the Company at a price of U.S.$0.70 per Unit, resulting in the issuance of 1,071,432 Units. Each Unit consists of two class ”A” common shares and one share purchase warrant (“Warrant”) of the Company. Each Warrant entitles the holder to purchase one additional common share (“Warrant Share”) of the Company at a price of U.S.$0.50 per Warrant Share at any time until the earlier of the close of business day which is either thirty six (36) months from the closing date, March 17, 2011, or the date on which the bid price of the stock has been above U.S.$1.50 for sixty (60) consecutive trading days. The Company received $448,558 (U.S.$425,000) from private investors and $326,515 (U.S.$325,000) from the Chief Executive Officer. The Private Placement resulted in the issuance of 2,142,864 common shares and 1,071,432 warrants of the Company.

The Company allocated the proceeds from the issuance of the Units between the common shares and the warrants according to their relative fair value, using the Black-Scholes option pricing model to determine the fair value of the warrants. The fair value allocated to the common shares was estimated at $579,175 and was recorded in share capital. The fair value allocated to the warrants was estimated at $195,898 and was recorded in contributed surplus. The fair value of the warrants at the time of issue of the Private Placement was estimated using the Black-Scholes option pricing model with the following assumptions:

Dividend yield	-
Expected volatility	131%
Risk-free interest rate	1.28%
Expected life	3 years

SAND Technology Inc.
Notes to Consolidated Financial Statements
July 31, 2011
(Expressed in Canadian Dollars, unless otherwise stated)

10 - SHARE CAPITAL

2011 transactions

On February 2, 2011, the Company issued 411,152 common shares to current and former Directors of the Company in settlement of debt in the amount of $143,903 owing to these individuals for past service as Directors.

On March 24, 2011, the Company issued 2,142,864 common shares to private investors including the Chief Executive Officer as part of a Non-Brokered Private Placement Subscription Agreement for proceeds of $775,073 (U.S.$750,000) as described in Note 9.

On May 4, 2011, the Company issued 60,000 common shares upon the exercise of 60,000 stock options at an exercise price of $0.01 for proceeds of $600.

On May 5, 2011, the Company issued 613,000 common shares upon the exercise of 613,000 warrants relating to the Convertible Debentures offering in April 2008 at an exercise price of $0.01 for Canadian dollar proceeds of $6,879.

2010 transactions

On November 6, 2009, the Company issued 785,715 Units which included 1,571,431 common shares relating to a Non-Brokered Private Placement Subscription Agreement, as described in Note 9, for an amount of $587,835.

11 – STOCK OPTIONS, SHARE AWARDS AND WARRANTS

a) Stock Option Plans

The Company has three stock option plans:

1.	Under the 1996 Stock Incentive Plan, the Company may grant options to full-time employees up to a maximum of 1,100,000 class "A" common shares;

2.	Under the 1996 Stock Option Plan, the Company may grant options to its full-time employees and non- employee directors up to a maximum of 900,000 class "A" common shares.

3.

Under the 2010 Stock Incentive Plan, the Company may grant options or share awards to its full-time employees, executive officers, directors and consultants up to a maximum of 4,000,000 class “A” common shares.

Under the 1996 Stock Incentive Plan, the exercise price of each option for common shares may not be less than the closing price of the Common Shares on the trading day prior to the day the option is granted or, if there was no transaction on that day, the average of the bid and ask prices on that day, less any discount as determined by the Board of Directors within the extent permitted by the applicable regulatory provisions

SAND Technology Inc.
Notes to Consolidated Financial Statements
July 31, 2011
(Expressed in Canadian Dollars, unless otherwise stated)

Under the 1996 Stock Option Plan, the exercise price of each option for common shares may not be less than the price of the common shares as determined by the Board of Directors within the extent permitted by the applicable regulatory provisions.

Under the 2010 Stock Incentive Plan, the exercise price of each option for common shares shall be determined by the Board of Directors on the date the option is granted, provided that such price may not be less than U.S.$0.01 per common share.

Stock options vest as stipulated in the stock option agreement and, under the 2010 Stock Incentive Plan, have a maximum term of10 years. Stock options issued under the 1996 Stock Incentive Plan and the 1996 Stock Option Plan have a maximum term of 20 years.

The following table summarizes information about the Company’s stock options:

	July 31, 2011		July 31, 2010
		Weighted		Weighted
		average		average
	Number of	exercise	Number of	exercise
	options	price	options	price
		(U.S. dollars)		(U.S. dollars)

Options outstanding, beginning of year	357,000	1.00	551,000	0.98
Granted	3,295,756	0.01	-	-
Exercised	(60,000)	(0.01)	-	-
Expired	(27,310)	(0.01)	(21,000)	(4.97)
Forfeited	(91,863)	(0.01)	(173,000)	(1.00)

Options outstanding, end of year	3,473,583	0.11	357,000	1.00

Optionse xercisable, end of year	2,461,160	0.16	214,200	1.00

The fair value of the stock options at the time of issue was estimated using the Black-Scholes option pricing model with the following assumptions:

Dividend yield	-
Expected volatility	204%
Risk-free interest rate	2.70%
Expected life	8 years

The following table summarizes significant ranges of exercise prices of outstanding and exercisable options held by employees, officers and directors as of July 31, 2011:

SAND Technology Inc.
Notes to Consolidated Financial Statements
July 31, 2011
(Expressed in Canadian Dollars, unless otherwise stated)

	July 31, 2011			July 31, 2011
	Options Outstanding			Options Exercisable
		Weighted	Weighted		Weighted	Weighted
		average	average		average	average
	Number of	remaining	exercise	Number of	remaining	exercise
	options	life (years)	price	options	life(years)	price
			(U.S. dollars)			(U.S. dollars)

U.S. $1.00	357,000	5.06	1.00	357,000	5.06	1.00
CDN. $0.01	3,116,583	7.58	0.01	2,104,160	7.58	0.01

	3,473,583	7.32	0.11	2,461,160	7.22	0.16

During the year ended July 31, 2011, 3,295,756 stock options were granted at an exercise price of U.S.0.01, in accordance with the 2010 Stock Incentive Plan, which was below the market price of the Company’s class “A” common shares at the time the stock options were granted.

Stock-based compensation expense included in selling, general and administrative expenses for the years ended July 31, 2011, 2010 and 2009 was $731,842, $19,577 and $19,573, respectively.

b) Warrants

The following table summarizes information about the Company’s share warrants:

	July 31, 2011			July 31, 2010
		Weighted	Weighted		Weighted	Weighted
		average	average		average	average
	Number of	remaining	exercise	Number of	remaining	exercise
	warrants	life (years)	price	warrants	life (years)	price
			(U.S. dollars)			(U.S. dollars)

Balance, beginning of year	1,899,715	1.40	0.61	1,967,061	1.30	0.65
Granted	1,071,432	2.63	0.50	785,715	3.00	0.50
Exercised	(613,000)	-	(0.01)	-	-	-
Expired	(501,000)	-	(0.70)	(853,061)	-	(0.60)
Forfeited	-	-	-	-	-	-

Balance, end of year	1,857,147	2.04	0.50	1,899,715	1.40	0.61

c) Share Awards

Under a Share Award Plan, the Company was eligible to grant class "A" common shares to its full-time employees up to a maximum of 1,000,000 class "A" common shares, at a value not to exceed the fair market value of the class "A" common shares at the time of grant and conditional upon a period of continued employment service with the Company by the employees.

SAND Technology Inc.
Notes to Consolidated Financial Statements
July 31, 2011
(Expressed in Canadian Dollars, unless otherwise stated)

The Share Award Plan is intended to promote the interests of the Company by (i) aiding the retention of employees and facilitating the recruitment of personnel by providing incentive compensation opportunities; and (ii) matching employees’ financial interests with those of the Company’s shareholders. The administrator of the Share Award Plan has the authority to determine the terms and conditions of each award granted. The Company granted 407,500 share awards on September 30, 2007 upon the one condition that the recipient remain employed with the Company for a period of 3 years. As at July 31, 2010, as a result of terminations and resignations, there remained 302,500 shares that may be issued, subject to continued employment by the employees until September 30, 2010, under the Share Award Plan. At September 30, 2010, as a result of terminations and resignations, there remained 277,500 shares that may be issued under the Share Award Plan. On December 17, 2010, in lieu of issuing common shares for such share awards, the Board of Directors issued 277,500 stock options from the 2010 Stock Incentive Plan.

The share award compensation expense included in selling, general and administrative expenses for the years ended July 31, 2011, 2010 and 2009 was $10,005, $60,028 and $60,026, respectively.

12 - RESEARCH AND DEVELOPMENT COSTS

Research and development costs presented in the consolidated statements of operations and comprehensive loss have been determined as follows:

	Year ended	Year ended	Year ended
	July 31,	July 31,	July 31,
	2011	2010	2009

Research and development costs	$2,191,952	$2,164,938	$2,120,295
Government assistance
Investment tax credits (a)	(325,708)	(706,546)	(160,000)

	$1,866,244	$1,458,392	$1,960,295

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

13 - INCOME TAXES

The reconciliation of the income tax recovery, based on reported taxable income (loss) and using Canadian statutory tax rates, with the reported income tax expense for the years ended July 31, 2011, 2010 and 2009 is as follows:

SAND Technology Inc.
Notes to Consolidated Financial Statements
July 31, 2011
(Expressed in Canadian Dollars, unless otherwise stated)

	Year ended	Year ended	Year ended
	July 31,	July 31,	July 31,
	2011	2010	2009

Income taxr ecovery a tCanadian statutory rates	$(605,000)	$(223,000)	$(370,000)
Non-recorded benefit from losses carried forward	(605,000)	(223,000)	(370,000)

	$-	$-	$-

The significant components of the Company’s future income tax assets and liabilities are as follows:

	July 31,	July 31,
	2011	2010

Future income tax assets
Losses carried forward	$17,981,000	$15,590,000
Capital assets	228,000	182,000
Research and development	4,453,000	4,136,000
	22,662,000	19,908,000
Future income tax liabilities
Convertible debentures	76,000	51,000
	22,586,000	19,857,000

Less: Valuation allowance	(22,586,000)	(19,857,000)

	$-	$-

As at July 31, 2011, the Company has non-capital losses carried forward to reduce future taxable income expiring at various dates to 2031, as follows:

July 31,
2011
(CDN. Dollars)

Canada	$18,702,000
United States	26,058,000
United Kingdom	-
Germany	5,542,000

$50,302,000

SAND Technology Inc.
Notes to Consolidated Financial Statements
July 31, 2011
(Expressed in Canadian Dollars, unless otherwise stated)

In addition, the Company has unclaimed research and development expenditures carried forward of approximately $15,411,000, which can be used to reduce taxable income at any time in the future, and investment tax credits of approximately $4,192,000, which can be applied against future Canadian federal income taxes payable, expiring at various dates to 2020. The benefits from these unclaimed amounts have not been recognized in the consolidated financial statements.

14 - COMMITMENTS

The Company is committed under operating leases for the lease of office space and certain office equipment for a total amount of $2,311,503. The minimum lease payments due in each of the next five years and thereafter are as follows:

2012	$314,073
2013	268,030
2014	267,546
2015	222,985
2016	200,704
Thereafter	1,038,165

$2,311,503

15 – SEGMENTED INFORMATION

For purposes of segmented information, the Company has identified one reportable business segment and four main geographic areas. The geographic areas of Canada, United States, Europe and Australia market the SAND/DNA product suite. The accounting policies of the Company are consistently applied in the geographic areas of Canada, United States, Europe and Australia. Sales for each geographic area are based on the location of the third party customers with customers in areas other than Canada, United States, Europe and Australia included in the geographic area where the sales invoice is initiated. All intercompany transactions between areas have been eliminated.

SAND Technology Inc.
Notes to Consolidated Financial Statements
July 31, 2011
(Expressed in Canadian Dollars, unless otherwise stated)

		United
	Canada	States	Europe	Australia	Total
2011
Revenue	$909,206	$914,020	$4,824,667	$223,778	$6,871,671
Current assets	835,299	316,678	685,560	296,329	2,133,866
Net capital assets	47,727	5,567	26,863	1,204	81,361

2010
Revenue	1,131,633	812,620	4,618,158	-	6,562,411
Current assets	1,190,955	121,285	740,715	-	2,052,955
Net capital assets	25,033	8,551	30,904	-	64,488

2009
Revenue	1,716,902	971,777	4,360,558	-	7,049,237
Current assets	915,910	295,690	1,445,274	-	2,656,874
Net capital assets	55,524	-	27,928	-	83,452

SAND Technology Inc.
Notes to Consolidated Financial Statements
July 31, 2011
(Expressed in Canadian Dollars, unless otherwise stated)

16 – CAPITAL MANAGEMENT

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

	July 31,	July 31,
	2011	2010

Due to shareholders	$1,914,837	$1,874,153
Convertible debentures	542,671	448,309
Total Debt	2,457,508	2,322,462

Less Cash	810,745	579,270
Net Debt	1,646,763	1,743,192

Shareholders' deficiency
Share capital	39,706,665	38,976,108
Equity component of convertible debenture	446,027	446,027
Contributed surplus	1,991,642	1,053,897
Deficit	(45,039,165)	(42,926,696)
	(2,894,831)	(2,450,664)

Adjusted Capital	$(1,248,068)	$(707,472)

17 – FINANCIAL RISKS

Financial Risk Management

The objective of the Company’s financial risk management is to minimize its risk exposure against various financial risks, which include interest rate risk, credit risk, currency risk and liquidity risk. The Company does not use derivative financial instruments to minimize such risks.

a) Interest rate risk

Interest rate risk is the risk that the future cash flows or the fair value of a financial instrument will fluctuate because of changes in market interest rates. The Company's debt is at fixed rates thereby limiting the exposure to cash flow resulting from interest rate fluctuations. However, changes in interest rates may have an impact on the fair value of the debt. Management assesses the Company’s interest rate risk to be low.

SAND Technology Inc.
Notes to Consolidated Financial Statements
July 31, 2011
(Expressed in Canadian Dollars, unless otherwise stated)

b) Credit risk

Credit risk is the risk that one party to a financial instrument will fail to discharge its obligation and cause the other party to incur a financial loss. The Company’s maximum exposure to credit risk is limited to the carrying amount of financial assets recorded at the balance sheet date.

The Company’s credit risk exposure is detailed as follows:

	July 31,	July 31,
	2011	2010

Cash	$810,745	$579,270
Accounts receivable	541,959	739,144

	$1,352,704	$1,318,414

The Company minimizes its exposure to credit risk by placing its cash with major banks. Management considers these major banks to be at low risks of loss.

The credit risk exposure of the Company’s accounts receivable is mitigated by issuing invoices for software licenses, maintenance and consulting services with short credit terms which are generally net 30 days. Software maintenance contracts are generally fully paid at the inception of the service period. In the normal course of operations, the Company evaluates the financial condition of its customers. Since most of the Company’s customers are relatively large companies in various industries and with a strong history of payment, the allowance for doubtful accounts is nominal. For the year ended July 31, 2011, the Company generated approximately 42% of its revenues from three customers and no amounts were outstanding from those customers as at July 31, 2011 (for the year ended July 31, 2010, two customers represented 23% of the revenues and $89,024 was outstanding from those two customers as at July 31, 2010). Management assesses the Company’s credit risk to be low.

c) Currency risk

Currency risk is the risk that the value of a financial instrument will fluctuate due to changes in foreign exchange rates. The Company operates internationally and is exposed to risk from changes in foreign currency rates. The Company does not hold any financial instruments that mitigate this risk. Management minimizes this risk by paying expenditures in the currency of the local operation through which funds are generated as a result of local revenue invoicing. However, the Company is still highly exposed to risks from fluctuations in foreign currency rates with respect to the financial statement translation of foreign operations denominated in the U.S. dollar, the Pound Sterling, the Euro and the Australian Dollar. The following table details the Company’s sensitivity to a 30% strengthening of the U.S. dollar, the Pound Sterling, the Euro and the Australian Dollar (2010 – 30% strengthening of the U.S. dollar and the Pound Sterling and a 21% strengthening of the Euro) against the Canadian dollar on the net income (loss) of the Company. The sensitivity analysis includes adjustments to foreign currency denominated monetary assets and liabilities and revenues and expenses for the changes described above. For a weakening of the U.S. dollar, the Pound Sterling, the Euro and the Australian Dollar by the same percentages against the Canadian dollar, there would be an equal and opposite impact on the net income (loss) of the Company. For this reason, management assesses the Company’s currency risk to be high.

SAND Technology Inc.
Notes to Consolidated Financial Statements
July 31, 2011
(Expressed in Canadian Dollars, unless otherwise stated)

	Year ended July 31, 2011
	U.S. Dollar	U.K. Pound	Euro	Australian
	Impact	Sterling Impact	Impact	Dollar Impact

Net income (loss)
- in Canadian dollars	$12,778	$(315,988)	$34,173	$69,796

	Year ended July 31, 2010
	U.S. Dollar	U.K. Pound	Euro	Australian
	Impact	Sterling Impact	Impact	Dollar Impact

Net loss
- in Canadian dollars	$(14,499)	$(57,446)	$(71,990)	$-

As at July 31, 2011 and July 31, 2010, the Company had the following monetary assets and liabilities denominated in foreign currencies included in its consolidated financial statements:

	July 31, 2011		July 31, 2010
	Current	Current	Current	Current
	Assets	Liabilities	Assets	Liabilities

U.S. Dollars	331,427	286,848	117,917	164,947
Pounds Sterling	85,706	313,193	343,111	461,540
Euros	401,585	318,572	138,540	405,958
Australian Dollar	282,460	61,844	-	-

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

The table below summarizes the Company’s financial liabilities and their due dates as at July 31, 2011 and July 31, 2010:

SAND Technology Inc.
Notes to Consolidated Financial Statements
July 31, 2011
(Expressed in Canadian Dollars, unless otherwise stated)

	July 31, 2011
	Carrying
	Amount of	Due within	Due within	Due beyond
	Liability	1 year	2 - 5 years	5 years

Accounts payable and accrued liabilities (a)	765,234	765,234	-	-
Due to shareholders (b)	1,914,837	1,425,945	488,892	-
Convertible debentures (c)	542,671		- -	542,671

	July 31, 2010
	Carrying
	Amount of	Due within	Due within	Due beyond
	Liability	1 year	2 - 5 years	5 years

Accounts payable and accrued liabilities (a)	917,265	917,265	-	-
Due to shareholders (b)	1,874,153	896,369	977,784	-
Convertible debentures (c)	448,309	-	-	1,777,944

(a)	Excludes sales taxes payable
(b)	Includes contractual interest expense to be paid
(c)	Includes accretion and interest expense up until maturity

As at July 31, 2011, there has been no significant change to the maturities of financial liabilities as compared to the previous year. As such, management assesses the Company’s liquidity risk to be high.

18 – FINANCIAL INSTRUMENTS

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

The fair value, as at July 31, 2011 and 2010, of cash, accounts receivable, accounts payable and accrued liabilities approximates their respective carrying value given their short-term maturities.

The Company utilizes various types of financing to fund its business needs including convertible notes with warrants attached. The Company reviews these transactions of securities issued, including its warrants and conversion features, to properly determine their proper classification between the debt and equity components and whether they are classified as a liability at each reporting period until the amount is settled and reclassified into equity with changes, if applicable, in fair value recognized in current earnings. At July 31, 2011 and 2010, the Company did not have any assets or liabilities measured at fair value on a recurring basis associated with the units consisting of convertible notes. The Canadian GAAP measurement of these instruments differs from the United States GAAP measurements and this is more fully explained in Note 19.

SAND Technology Inc.
Notes to Consolidated Financial Statements
July 31, 2011
(Expressed in Canadian Dollars, unless otherwise stated)

The fair value of the debt component of the convertible debentures was determined by discounting future cash flows using rates that the Company would otherwise use for convertible debentures with similar terms, conditions and maturity dates.

As at July 31, 2011 and July 31, 2010, the classification of financial instruments, as well as their carrying values and the fair values, is as follows:

	July 31, 2011
			Other	Total
	Held for	Loans and	Financial	Carrying	Fair
	Trading	Receivables	Liabilities	Value	Value
Financial Assets
Cash	$810,745			$810,745	$810,745
Accounts receivable		541,959		541,959	541,959

Financial Liabilities
Accounts payable and accrued liabilities			776,623	776,623	776,623
Due to shareholders			1,914,837	1,914,837
Convertible debentures			542,671	542,671	723,439

	July 31, 2010
			Other	Total
	Held for	Loans and	Financial	Carrying	Fair
	Trading	Receivables	Liabilities	Value	Value
Financial Assets
Cash	$579,270			$579,270	$579,270
Accounts receivable		739,144		739,144	739,144

Financial Liabilities
Accounts payable and accrued liabilities			984,149	984,149	984,149
Due to a shareholder			1,874,153	1,874,153
Convertible debentures			448,309	448,309	751,201

As at July 31, 2011 and July 31, 2010, the financial instruments presented at fair value on the Company`s consolidated balance sheet by level of the fair value hierarchy are as follows:

		July 31, 2011
	Level 1	Level 2	Level 3	Total

Financial assets
Cash	$810,745	-	-	$810,745

	$810,745	-	-	$810,745

SAND Technology Inc.
Notes to Consolidated Financial Statements
July 31, 2011
(Expressed in Canadian Dollars, unless otherwise stated)

		July 31, 2010
	Level 1	Level 2	Level 3	Total

Financial assets
Cash	$579,270	-	-	$579,270

	$579,270	-	-	$579,270

19 - RECONCILIATION OF FINANCIAL RESULTS BETWEEN CANADIAN AND U.S. GAAP

The material differences between Canadian and U.S. GAAP impacting the Company’s consolidated financial statements are as follows:

SAND Technology Inc.
Notes to Consolidated Financial Statements
July 31, 2011
(Expressed in Canadian Dollars, unless otherwise stated)

	July 31,	July 31,	July 31,
	2011	2010	2009

A - Net Loss Reconciliation

Net loss - Canadian GAAP	$(2,112,469)	$(745,549)	$(1,191,695)
Adjustments for:
Stock-based compensation (a)	(10,312)	(2,128)	(6,156)
Gain on change in derivative liability - Warrants (b)	-	141,488	215,779
Accretion expense - Debt component of convertible debentures (c)	45,013	43,425	40,637
Gain (loss) on change in derivative liabilities - Warrants and conversion option on convertible debentures (b)	96,769	469,285	(83,459)
Loss on change in derivative liability - Warrants on November 2009 private placement (b)	(92,986)	(212,390)	-
Loss on change in derivative liability - Warrants on March 2011 private placement (b)	(463,802)		-
	(425,318)	439,680	166,801

Net loss - U.S. GAAP	(2,537,787)	(305,869)	(1,024,894)

Basic and diluted loss per common share, U.S. GAAP	(0.15)	(0.02)	(0.07)

B - Liabilities Reconciliation

Total liabilities - Canadian GAAP
Carrying value - Convertible debentures (long term) (c)	542,671	448,309
Other liabilities	4,567,387	4,119,798
	5,110,058	4,568,107
Adjustments for:
Carrying value - Convertible debentures (long term) (c)	(307,499)	(262,486)
Derivative liability - Warrants on convertible debentures (short term) (b)	662,545	759,314
Derivative liability - Warrants on November 2009 private placement (short term) (b)	305,376	212,390
Derivative liability - Warrants on March 2011 private placement (short term) (b)	463,802	-
	1,124,224	709,218

Total liabilities - U.S. GAAP	6,234,282	5,277,325

C - Shareholders' Deficiency Reconciliation

Shareholders' deficiency - Canadian GAAP	(2,894,831)	(2,450,664)
Adjustments for:
Cumulative net income (loss) reconciling items	(700,794)	(275,476)
Cumulative stock-based compensation (see above) (a)	326,012	315,700
Convertible debentures equity component (b)	(749,442)	(749,442)
	(1,124,224)	(709,218)

Total shareholders' deficiency - U.S. GAAP	$(4,019,055)	$(3,159,882)

Total assets - U.S. and Canadian GAAP	$2,215,227	$2,117,443

SAND Technology Inc.
Notes to Consolidated Financial Statements
July 31, 2011
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

The impact on the statement of operations for years ended July 31, 2011, 2010 and 2009 was an increase in the net loss by $10,312, $2,128 and $6,156, respectively, with a corresponding increase in contributed surplus under shareholders' deficiency.

b) Share purchase warrants and convertible debentures conversion option

Under Canadian GAAP, share purchase warrants and the convertible debentures conversion option are classified as equity, more specifically as contributed surplus for the share purchase warrants and as a separate equity component for the convertible debentures conversion option, in the shareholders' deficiency section of the Company's consolidated balance sheet.

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

The impact for years ended July 31, 2011, 2010 and 2009 was a decrease in the net loss by $2,552 a decrease in the net loss by $398,383 and a decrease in the net loss by $132,320, respectively, and the impact on the balance sheet was an increase to current liabilities by $1,431,723 and $971,704, respectively.

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

The impact on the statement of operations for the years ended July 31, 2011, 2010 and 2009 was a decrease in the net loss by $45,013, $43,425 and $40,637, respectively, and the impact on the balance sheet was a decrease to long term liabilities by $307,499 and $262,486, respectively.

SAND Technology Inc.
Notes to Consolidated Financial Statements
July 31, 2011
(Expressed in Canadian Dollars, unless otherwise stated)

d) Supplementary disclosures

The following items present other supplementary disclosures required under U.S. GAAP:

a)

Under U.S. GAAP, research and development investment tax credits (Note 12) would be classified as a reduction of the income tax expense instead of a reduction of the related research and development costs. This difference in GAAP did not have any impact on the financial position, results of operations or cash flows of the Company for the years presented.

b)

Under Canadian GAAP, future income taxes are calculated based on enacted or substantially enacted tax rates applicable to future years. Under U.S. GAAP, only enacted rates are used in the calculation of future income taxes. This difference in GAAP did not have any impact on the financial position, results of operations or cash flows of the Company for the years presented.

e) Revenue recognition – Multiple-element arrangements

The FASB issued ASU 2009-13, Multiple-Deliverable Revenue Arrangements – a consensus of the FASB Emerging Issues Task Force, and ASU 2009-14, Certain Revenue Arrangements That Include Software New Developments Summary 6 Elements – a consensus of the FASB Emerging Issues Task Force, to amend the existing revenue recognition guidance. The ASUs codify consensuses reached in September 2009 by the FASB Emerging Issues Task Force on EITF Issue 08-1, “Revenue Arrangements with Multiple Deliverables” and EITF Issue 09-3, “Certain Revenue Arrangements that Include Software Elements.” ASU 2009-13 amends ASC 605, Revenue Recognition, 25, “Multiple-Element Arrangements” (formerly EITF Issue 00-21, “Revenue Arrangements with Multiple Deliverables”) as follows:

  Modifies criteria used to separate elements in a multiple-element arrangement
  Introduces the concept of “best estimate of selling price” for determining the selling price of a deliverable
  Establishes a hierarchy of evidence for determining the selling price of a deliverable
  Requires use of the relative selling price method and prohibits use of the residual method to allocate arrangement consideration among units of accounting
  Expands the disclosure requirements for all multiple-element arrangements within the scope of ASC 605-25

ASU 2009-14 amends the scope of ASC 985, Software, 605, “Revenue Recognition” (formerly AICPA Statement of Position 97-2, Software Revenue Recognition), to exclude certain tangible products and related deliverables from the scope of this guidance. Instead, the excluded products and related deliverables must be evaluated for separation, measurement, and allocation under the guidance of ASC 605-25, as amended by ASU 2009-13.

The amended guidance is effective prospectively for revenue arrangements entered into or materially modified in fiscal years beginning on or after June 15, 2010. Early adoption is permitted. An entity may elect retrospective application to all revenue arrangements for all periods presented using the guidance in ASC 250, Accounting Changes and Error Corrections (formerly FASB Statement 154, Accounting Changes and Error Corrections). Entities must adopt the amendments resulting from both of these ASUs in the same period using the same transition method, where applicable.

The Company did not enter into any such revenue arrangements during the year.

SAND Technology Inc.
Notes to Consolidated Financial Statements
July 31, 2011
(Expressed in Canadian Dollars, unless otherwise stated)

20 - SUBSEQUENT EVENTS

On September 7, 2011, the Company completed a bridge loan in the amount of $1,000,000 from a group of investors. The bridge loan has a maturity date of November 30, 2011 with interest at 15% and warrants valued at $500,000 at a price of U.S.$0.50 per warrant. The bridge loan is entirely repayable at the maturity date of November 30, 2011. Interest was prepaid from the proceeds of the bridge loan.

On October 4, 2011, the Company completed the sale of its SAP Information Lifecycle Management (ILM) Product Line to a third party for a consideration of U.S.$8,000,000. After deductions for earn-out milestones, customers' consent holdback, an escrow amount relating to representations and warranties and other amounts, the Company received initial proceeds of U.S.$4,172,465. The Company anticipates it will be able to meet all its obligations under the asset purchase agreement governing this transaction to collect the remaining amount due from the sale.

Also, further to a settlement agreement signed on September 6, 2011 with a significant shareholder referred to in Note 7, the initial proceeds received on the above-mentioned sale were used to pay a pro-rata amount owed to the significant shareholder in the amount of $1,329,781.

ITEM 19.           EXHIBITS

EXHIBIT INDEX

Exhibit
Number	Exhibit Description

1.1	Articles of Incorporation, as amended on December 20, 1996 and December 31, 1996(A).

1.2	Amendment to Articles of Incorporation dated January 1, 2000(B).

1.3	By-Laws approved, confirmed and ratified by the shareholders on December 17, 2002(C).

4.1	SAND 1996 Stock Incentive Plan as amended(D).

4.2	SAND 1996 Stock Option Plan as amended(E).

4.3	SAND Share Award Plan dated November 2, 2006 and Share Award Agreement thereunder(F).

4.5	Voting Agreement by and between SAND, Arthur G. Ritchie and Bradley G. Griffith on behalf of the Debentureholders dated April 18, 2008(K).

4.6	Inter-Creditor Priority Agreement by and between SAND, Arthur G. Ritchie and Bradley G. Griffith on behalf of the Debentureholders, dated April 18, 2008(L).

4.7	Deed of Hypothec to Secure Payment of Debentures by and between SAND and Bradley G. Griffith on behalf of the Debentureholders, dated April 24, 2008(M).

4.8	Repayment Agreement by and between Arthur G. Ritchie, SAND and Jerart Financial Services Ltd.

4.9	Consulting Agreement by and between Arthur G. Ritchie, SAND and Jerart Financial Services Ltd.

4.10	Marketing and Sales Assistance Agreement by and between Arthur G. Ritchie and SAND.

4.11	Priority Agreement by and between Jerart Financial Services Limited, Arthur G. Ritchie and Bradley G. Griffith.

4.12	Form of Convertible Debenture(O).

4.13	Form of Warrant(P).

4.14	SAND 2010 Stock Incentive Plan(Q)

4.15	Employment Agreement of Michael Pilcher

4.16	Employment Agreement of Tony Giuliano

6.1	Statement detailing computation of per share earnings.

8.1	Subsidiaries.

11.1	Standards of Ethical Conduct(G).

12.1	Certification of the Chief Executive Officer of SAND pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

Exhibit
Number	Exhibit Description

12.2	Certification of the Vice President Finance and Administration and Chief Financial Officer of SAND pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.1	Certification of Chief Executive Officer of SAND pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

13.2	Certification of Vice President Finance and Administration of SAND pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

15.1	Consent of Raymond Chabot Grant Thornton LLP.

15.2	Amended and Restated Audit Committee Charter(H).

15.3	Governance, Nomination, Human Resources and Compensation Committee Charter(I).

15.4	Board of Directors Charter(J).

Notes to Exhibit Index:

(A)	Previously filed as an exhibit to SAND's Annual Report on Form 20-F for the year ended July 31, 1996 and incorporated herein by reference.

(B)	Previously filed as an exhibit to Amendment No. 1 to SAND's Form F-2 Registration Statement (333-12216) filed on August 18, 2000 and incorporated herein by reference.

(C)	Previously filed as exhibit 3.3 to SAND's Annual Report on Form 20-F for the year ended July 31, 2002 and incorporated herein by reference.

(D)	Previously filed as exhibit 4.1 to SAND's Annual Report on Form 20-F for the year ended July 31, 2005 and incorporated herein by reference.

(E)	Previously filed as exhibit 4.2 to SAND's Annual Report on Form 20-F for the year ended July 31, 1996 and incorporated herein by reference.

(F)	Previously filed as exhibit 4.6 to SAND's Annual Report on Form 20-F for the year ended July 31, 2007 and incorporated herein by reference.

(G)	Previously filed as exhibit 11.1 to SAND's Annual Report on Form 20-F for the year ended July 31, 2005 and incorporated herein by reference.

(H)	Previously filed as exhibit 15.1 to SAND's Annual Report on Form 20-F for the year ended July 31, 2005 and incorporated herein by reference.

(I)	Previously filed as exhibit 15.2 to SAND's Annual Report on Form 20-F for the year ended July 31, 1996 and incorporated herein by reference.

(J)	Previously filed as exhibit 14.3 to SAND's Annual Report on Form 20-F for the year ended July 31, 2003 and incorporated herein by reference.

(K)	Previously filed as exhibit 4.5 to SAND's Annual Report on Form 20-F for the year ended July 31, 2008 and incorporated by reference.

(L)	Previously filed as exhibit 4.6 to SAND's Annual Report on Form 20-F for the year ended July 31, 2008 and incorporated herein by reference.

(M)	Previously filed as exhibit 4.7 to SAND's Annual Report on Form 20-F for the year ended July 31, 2008 and incorporated herein by reference.

(O)	Previously filed as exhibit 4.12 to SAND's Annual Report on Form 20-F for the year ended July 31, 2010 and incorporated herein by reference.

(P)	Previously filed as exhibit 4.13 to SAND's Annual Report on Form 20-F for the year ended July 31, 2010 and incorporated herein by reference.

(Q)	Previously filed as exhibit 4.14 to SAND's Annual Report on Form 20-F for the year ended July 31, 2010 and incorporated herein by reference.

(R)	Previously filed as exhibit 99.1 to SAND's Report on Form 6-K filed on October 19, 2011 and incorporated herein by reference.

(S)	Previously filed as exhibit 99.2 to SAND's Report on Form 6-K filed on October 19, 2011 and incorporated herein by reference.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on Form 20-F on its behalf.

SAND TECHNOLOGY INC.

Dated: November 7, 2011	By: /s/ THOMAS M. O’DONNELL
Thomas M. O`Donnell
Chief Executive Officer