Form 20-F
period 2012-07-31
SAND TECHNOLOGY INC
filed 2012-11-29
CIK 753050

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

[     ]     REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[ x ]     ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended July 31, 2012 OR

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

4115 Sherbrooke St. West, Suite 500
Westmount, Quebec, Canada, H3Z 1B1
(Address of principal executive offices)

Mr. Wayne Musselman
(514) 939-3477
Fax (514)939-2042
4115 Sherbrooke St. West, Suite 500
Westmount, Quebec, Canada H3Z 1B1
(Name, Telephone, Email and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act

Title of each class	Name of each exchange on which registered
None	N/A

Securities registered pursuant to Section 12(g) of the Act.

Class “A” Common Shares

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

19,673,636 Class “A” Common Shares

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act
Yes [    ]  No [ x ]

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15 (d) of the Securities Exchange Act of 1934.
Yes [     ]   No [ x ]

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
Yes [ x ]  No [    ]

Indicate by check make whether the registration has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter)during the preceding 12 months (or for such shorter period that registrant was required to submit and post such files):
Yes [    ]  No [ x ]

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of "accelerated filer and large accelerated filer" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer [ ]	Accelerated filer [ ]	Non-accelerated filer [ x ]

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP [ ]	International Financial Reporting Standards as issued	Other [ ]
By the International Accounting Standards Board [ x ]

IF “Other” indicate by check mark which financial statement item the registrant has elected to follow.
Item 17 [     ]  Item 18 [     ]

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).
Yes [    ] No [ x ]

- ii -

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.
Yes [    ]  No [     ]

- iii -

SAND TECHNOLOGY INC.

Annual Report on Form 20-F for the Fiscal Year Ended
July 31, 2012

FORWARD LOOKING STATEMENTS

From time to time, we make oral and written statements that may be considered "forward looking statements" (rather than historical facts). We are taking advantage of the "safe-harbour" provisions of the Private Securities Litigation Reform Act of 1995 for any forward-looking statements we may make from time to time, including the forward-looking statements in this Annual Report.

You can identify these statements when you see words such as "may", "expect", "anticipate", "estimate", "believe", "intend", and other similar expressions. These forward-looking statements relate, among other items, to:

  our future capital needs;º
  future expectations as to profitability and operating results;
  our ability to further develop business relationships and revenues;
  our expectations about the markets for our products and services;
  acceptance of our products and services;
  competitive factors;
  our ability to maintain operating expenses;
  our ability to attract and retain employees;
  new products and technological changes;
  our ability to develop appropriate strategic alliances;
  protection of our proprietary technology;
  our ability to acquire complementary products or businesses and integrate them into our business;
  our ability to increase revenue from existing products and services;
  our ability to expand the scope of our product offering.

We have based these forward-looking statements largely on our current plans and expectations. Forward-looking statements are subject to risks and uncertainties, some of which are beyond our control. Our actual results could differ materially from those described in our forward-looking statements as a result of the factors described in the “Risk Factors” included elsewhere in this Annual Report, including, among others:

  the fluctuation of interest rates, credit worthiness of our clients and fluctuations of foreign currencies;
  our history of losses;
  the timing of our future capital needs and our ability to raise additional capital when needed;
  potential fluctuations in our financial results and our difficulties in forecasting;
  volatility of the stock markets and fluctuations in the market price of our stock;
  the ability to buy and sell our shares on the Over the Counter Bulletin Board;
  our ability to compete with other companies in our industry;
  our dependence upon a limited number of customers;
  our ability to retain and attract key personnel;
  risk of significant delays in product development;
  failure to timely develop or license new technologies;

- iv -

  risks relating to any requirement to correct or delay the release of products due to software bugs or errors;
  risk of system failure or interruption;
  risks associated with any further dramatic expansions and retractions in the future;
  risks associated with international operations;
  problems which may arise in connection with the acquisition or integration of new businesses, products, services, technologies or other strategic relationships;
  risks associated with protecting our intellectual property, and potentially infringing the intellectual property rights of others;
  risks to holders of our common shares following any issuance of our preferred shares; and
  the ability to enforce legal claims against us or our officers or directors.

Except as required by applicable laws, we undertake no obligation to publicly release the result of any revision of these forward-looking statements to reflect events or circumstances after the date they are made or to reflect the occurrence of unanticipated events.

- v -

SAND TECHNOLOGY INC.
TABLE OF CONTENTS

- i -

- ii -

In this Annual Report on Form 20-F (the "Report"), unless we indicate otherwise or the context otherwise requires, “we”, “our”, “us”, “SAND” and the “Company” refer to SAND Technology Inc. and its consolidated subsidiaries and “shares” and “common shares” refer to our Class “A” Common Shares. References in this Report to a fiscal year means one of our fiscal years ending July 31.

Except where otherwise indicated, all dollar amounts stated in this Annual Report on Form 20-F are Canadian dollars.

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.	KEY INFORMATION

A.	Selected Financial Data

     The selected financial data set forth below should be read in conjunction with, and is qualified by reference to, our consolidated financial statements and the related notes that have been audited by our auditors, Raymond Chabot Grant Thornton LLP for the fiscal years ended July 31, 2012 (included herein at Item 18), July 31, 2011, July 31, 2010, July 31, 2009 and July 31, 2008, and the section "Operating and Financial Review and Prospects" included elsewhere in this Annual Report. The consolidated statement of operations data for the years ended July 31, 2012 and 2011 and consolidated statements of financial position data as of July 31, 2012 and 2011, as set forth below, are derived from our audited consolidated financial statements and the related notes included elsewhere in this Annual Report in accordance with International Financial Reporting Standards. The consolidated statement of operations and comprehensive loss data for the years ended July 31, 2010, 2009 and 2008 and the consolidated statements of financial positions data as at July 31, 2010, 2009 and 2008 have been derived from our audited consolidated financial statements for those years in accordance with Canadian generally accepted accounting principles and reconciled to accounting principles generally accepted in the United States of America, which are not included in this Annual Report but have previously been filed with the Commission.

     Basis of Presentation

     The accompanying consolidated financial statements represent the first annual financial statements of the Company and its subsidiary prepared in accordance with International Financial Reporting Standards (IFRS). The Company adopted IFRS in accordance with IFRS 1, First-time Adoption of International Reporting Standards. The first date at which IFRS was applied was August 1, 2010. In accordance with IFRS, the Company has:

  Provided comparative financial information;
  Applied the same accounting policies throughout all periods presented;
  Retrospectively applied all effective IFRS standards as of July 31, 2011, as required; and
  Applied certain mandatory exceptions and optional exemptions as applicable for first time IFRS adopters.

     The Company’s consolidated financial statements were previously prepared in accordance with Canadian generally accepted accounting principles (“previous GAAP”). The adoption of IFRS has not had a material impact on the Company’s operations, strategic decisions, cash flow and capital expenditures.

Historical results are not necessarily indicative of results to be expected for any future period.

The selected financial data set forth below is stated in thousands of Canadian dollars
(except per share amounts).

COMPARATIVE SUMMARY OF SELECTED FINANCIAL DATA (expressed in thousands of Canadian dollars unless otherwise indicated)
Years ended July 31	2012	2011

Operating results
Revenue	$2,500	$4,634
Cost of Sales and Product Support	($1,100)	($1,093)
Research and Development Costs	($1,442)	($1,224)
Selling, General and Administrative Expenses	($5,251)	($5,566)
Amortization	($58)	($41)
Loss from Operations	($5,350)	($3,290)

Other Expense	($698)	($370)
Gain on sale of discontinued operations	8,572	-
Earnings from discontinued operations, net of tax	280	1,453

Net Income (Loss)	$2,804	($2,207)
Financial position
Cash	$812	$811
Working Capital (Deficiency)	$97	($1,248)
Total Assets	$3,213	$2,215
Total Liabilities	$3,149	$5,580
Capital Stock	$39,710	$39,707
Shareholders’ Equity (Deficit)	$64	($3,364)
Basic Weighted Average Number of Shares Outstanding	19,446,896	17,048,978
Diluted Weighted Average Number of Shares Outstanding (2)	19,574,397	n/a
Per share data (in dollars per share)
Basic Net income (Loss) Per Share	$0.14	($0.13)
Diluted Net income (Loss) Per Share (2)	$0.14	($0.13)
Loss from Operations Per Share (Basic and dilutive)	($0.31)	($0.21)

(1)

For fiscal year 2011, the Company excluded the effect of all convertible debt, stock options and share-purchase warrants in the calculation of diluted loss per share, as their impact would have been anti-dilutive.

Issued and Outstanding Class “A” Common Shares

As of November 28, 2012, the Company had 20,209,076 Class “A” Common Shares issued and outstanding. Each common share entitles its holder to one vote.

Authorized Class “B” Common Shares

The Company also has authorized Class “B”, Series A Common Shares of which none are issued and outstanding as of November 28, 2012.

Disclosure of U.S. Exchange Rates against Canadian Financial Reporting Currency

Foreign exchange rate U.S. to Canadian Dollar:	Fiscal 2012	Fiscal 2011	Fiscal 2010	Fiscal 2009	Fiscal 2008
Average	1.0083	0.9943	1.0491	1.1754	1.0352
High	1.0549	1.0535	1.1072	1.2633	1.0755
Low	0.9602	0.9428	0.9988	1.0547	0.7695

Month Ended	High	Low	Close
July 31, 2012	1.0044	1.0008	1.0029
June 30, 2012	1.0228	1.0166	1.0181
May 31, 2012	1.0366	1.0278	1.0329
April 30, 2012	0.9895	0.9821	0.9879
March 31, 2012	1.000	0.9960	0.9975
February 29, 2012	0.9910	0.9844	0.9895
January 31, 2012	1.0055	0.9966	1.0028
December 31, 2011	1.0216	1.0162	1.0170
November 30, 2011	1.0271	1.0124	1.0203
October 31, 2011	0.9996	.0.9922	0.9967
September 30, 2011	1.0482	1.0372	1.0482
August 31, 2011	0.9777	0.9726	0.9794

Month	Monthly Average
July 2012	1.0134
June 2012	1.0275
May 2012	1.0102
April 2012	0.9926
March 2012	0.9935
February 2012	0.9970
January 2012	1.0127
December 2011	1.0241
November 2011	1.0257
October 2011	1.0191
September 2011	1.0030
August 2011	0.9824

On November 28, 2012, the noon rate for U.S.$1.00 was CDN$0.9929 and the closing rate was CDN$0.9919.

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk factors

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

RISKS ASSOCIATED WITH OUR BUSINESS:

We have a history of losses.

While we realised a profit following the sale of a division this year, we had not experienced a profitable year since fiscal year 2003, when we had a gain from the sale of a subsidiary. On July 31, 2012 we had a working capital of $97,140 and an accumulated deficit of $42,130,308. In order to become profitable, we will need to generate significant additional revenues to offset our cost of sales, sales and marketing, research and development and selling, general and administrative expenses. We may not achieve or sustain our revenue or profit objectives and our losses may continue or increase in the future in which case you might lose your entire investment. If we are not able to fund our operations through product sales in the immediate future or raise additional financing, we will have to cease operations.

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

On April 18, 2008, the Company issued secured convertible debentures ("Convertible Debentures") on a private placement and received gross proceeds of $1,009,819 (U.S.$1,002,600) representing a total of 1,114 units. Each unit consists of one 8% Convertible Debenture due December 31, 2017, having a nominal value of U.S.$900, redeemable at the option of the Company if the bid price of the common share has been above U.S.$1.50 for 60 consecutive trading days, and convertible at the option of the holder into class ”A” common shares at U.S.$0.45 per share, and 1,000 share purchase warrants of the Company. Each warrant entitles the holder to purchase one additional common share (warrant share) of the Company at a price of U.S.$0.70 per warrant share at any time until the earlier of the close of business day which is either thirty six (36) months from April 18, 2008 or the bid price of the stock has been above U.S.$1.50 for sixty (60) consecutive trading days. Interest is calculated at the rate of 8% per annum, payable in common shares at a rate of U.S.$0.45 per share. Before the warrants expired on April 18, 2011, certain holders exercised 780,000 warrants and 334,000 warrants expired. The interest is due on each conversion date (date when the principal amount is being converted) subsequent to January 1, 2009 or on the maturity date. The financing is secured by a first rank hypothec on all of the Company’s property and assets, movable and immovable, corporeal and incorporeal, present and future, for the principal accrued interest amounts. The proceeds from the private placement were used for marketing and advertising and for expansion of the business.

As a result, we are subject to the risks associated with substantial indebtedness, including:

- it may be more difficult and expensive to obtain additional funds through financing, if available at all;

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

If we default under our financing agreements, we may have to forfeit our rights to our assets.

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

We are highly dependent on our key employees.

We rely heavily on our key employees for providing services and for continued business development. We have employment agreements which contain non-competition and non-solicitation provisions with certain key employees. Our business could be materially adversely affected if a number of key employees were to leave us and if we were unable to enforce the non-competition and non-solicitation agreements or to attract and retain qualified replacements.

If we cannot deliver the features and functionality our customers demand, we will be unable to attract customers, and that will result in a loss of income and eventually a termination of our operations.

As a provider of business intelligence management information technology, our future success depends largely upon our ability to determine the features and functionality our customers demand and to design and implement products that meet their needs in a cost efficient manner. Although we have often been a leader in introducing new products and technologies, maintaining that leadership while responding to downward pressures on price is an ongoing challenge. There is no assurance that we will be able to successfully determine customer requirements or that our current or future products and services will adequately satisfy customer demands. If we cannot meet our customers’ demands, we will not generate revenues from this business and we may have to cease or suspend key operations.

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

Our existing shareholders can exercise effective control over us.

To the knowledge of the Company, our major shareholders own approximately 47.8% of our Class “A” Common Shares. Arthur G. Ritchie our former Chairman of the Board beneficially owns approximately 17.8% of SAND’s Class “A” Common Shares. Thomas O’Donnell, former Chief Executive Officer of SAND and a director of SAND, beneficially owns approximately 8.7% of SAND’s Class “A” Common Shares. Carol Shattner, the wife of the late Jerome Shattner (Jerome Shattner was the late Executive Vice President of the Company), beneficially owns 5.2% of our Class “A” Common Shares. Two other shareholders, Irwin Zalcberg and Carol Fiala beneficially own approximately 10.3% and 5.8% of SAND’s Class “A” respectively. These shareholders may, as a practical matter, continue to be able to control the election of a majority of the directors of SAND and the determination of many corporate actions. This concentration of ownership could also have the effect of delaying or preventing a change in control of SAND.

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

The market for our common shares is limited and you may not be able to resell your common shares. There is currently only a limited trading market for our common stock. Our common shares trade on the OTC Bulletin Board operated by the National Association of Securities Dealers, Inc. under the symbol “SNDTF”. Trading volume of OTC Bulletin Board stocks has been historically lower and more volatile than stocks traded on an exchange. As a result, you may not be able to resell your securities in open market transactions.

There are a large number of outstanding stock options and warrants issued that if exercised may be available for future sale and the sale of these shares may depress the market price of our common stock.

As of November 28, 2012, 20,209,076 shares of our common stock were outstanding and 5,738,382 shares are issuable upon conversion or exercise of our outstanding Convertible Debentures, warrants and stock options. The entry of this substantial number of shares into the public market, or the mere expectation of the entry of those shares into the market could adversely affect the market price of our common shares and could impair our ability to obtain capital through securities offerings.

Our common shares are subject to penny stock rules which restrict the liquidity of your investment.

Our common shares are now and may continue to be in the future subject to the penny stock rules under the Securities Exchange Act of 1934, as amended (“Exchange Act”). These rules regulate broker/dealer practices for transactions in “penny stocks”. Penny stocks are generally equity securities with a price of less than $5.00, subject to certain exceptions. The penny stock rules require broker/dealer to deliver a standardized risk disclosure document that provides information about penny stocks and the nature and level of risks in the penny stock market. The broker/dealer must also provide the customer with current bid and offer quotations for the penny stock, the compensation of the broker/dealer and its salesperson and monthly account statements showing the market value of each penny stock held in the customer’s account. The bid and offer quotations and the broker/dealer and salesperson compensation information must be given to the customer orally or in writing prior to completing the transaction and must be given to the customer in writing before or with the customer’s confirmation. In addition, the penny stock rules require that prior to a transaction, the broker and/or dealer must make a special written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser’s written agreement to the transaction. These additional penny stock disclosure requirements are burdensome, discourage investor interest, and may reduce the trading activity in the market for our common stock. As long as the common stock is subject to the penny stock rules, holders of our common stock may find it more difficult to sell their securities.

Our operating results have and may continue to vary from quarter to quarter, and as a result, we may fail to meet the expectations of our investors and analysts, which may cause our stock price to fluctuate or decline.

As a software vendor, our contract flow is sometimes unpredictable, and to the extent that if we do not generate new business upon completion of existing contracts, our revenue will decline. Due to these factors, our revenue and operating results have fluctuated and may continue to fluctuate from quarter to quarter. Due to these risks, you should not rely on period-to-period comparisons of our results of operations as an indication of future performance.

Ineffective internal controls could have a material adverse effect on our business and operating results and stockholders could lose confidence in our financial reporting.

Our internal controls over financial reporting may not prevent or detect misstatements because of their inherent limitations, including the possibility of human error, the circumvention or overriding of controls, or fraud. Even effective internal controls can only provide reasonable assurance with respect to the preparation and fair presentation of financial statements. If we fail to maintain effective internal controls, including the failure to implement required new or improved controls, or if we experience difficulties in their implementation, our business and operating results could be harmed and we could fail to meet our financial reporting obligations, which could cause investors to lose confidence in our reported financial information and have a material adverse effect on our stock price.

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

During the year ended July 31, 2012, the Company undertook a major restructuring of its activities and mission:

  In October, 2011, the Company successfully sold its SAP ILM Product Line to Informatica Corporation and realized a gain of $8,571,967;
  In June 2012, the Company’s Board of Directors and management team initiated a review of the business, including consideration of all available strategic options, with the objective of maximizing value for shareholders. As a result, the Company chose to reduce its sales initiatives and its product development and refocused its activities on a range of associated services, including maintenance, support, training and system implementation consulting to better service its existing client base. Furthermore, the Company reduced its work force eliminating 20 positions, the United Kingdom, the U.S. Australia and Germany in an effort to contain costs.
B.	Business Overview

1)	Business Description

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

Our revenues consist of license fees for software products and fees for a range of associated services, including software maintenance and support, training and system implementation consulting. Our plans to achieve profitability in the future will continue to require us to devote substantial financial resources to continue the development, marketing and the distribution of our products and services and generally support our operations.

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

During fiscal 2011 and 2012, the focus of the R&D work was associated with enhancing in-database analytics, performance enhancements and scalability with the introduction of the Massively Parallel Processing (“MPP”) architecture. The support of the PMML (Predictive Model Markup Language) standard enables processing complex statistical and mathematical models inside the database engine. The MPP architecture enables the SAND database to scale to many terabytes and still deliver great performance.

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

a) Our corporate headquarters are located in Westmount, Canada. We have offices in Kenilworth, New Jersey and Pasadena, California, through our wholly-owned subsidiary Sand Technology Corporation, to provide for the development and distribution of the SAND/Analytic Platform in the United States.

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

In June 2012, the Company’s Board of Directors and management team initiated a review of the business, including consideration of all available strategic options, with the objective of maximizing value for shareholders. As a result, the Company chose to reduce its sales initiatives and its product development and refocused its activities on a range of associated services, including maintenance, support, training and system implementation consulting to better service its existing client base. Furthermore, the Company reduced its work force eliminating 20 positions in Canada, the United Kingdom, the U.S., Australia and Germany in an effort to contain costs.

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

We compete primarily on the basis of product features, lower total cost of ownership, return on investment , time to market, ease of use, product performance, product quality, user scalability, open architecture, customer support and price. While we believe we presently compete favorably with respect to each of these factors, our market is evolving at a rapid pace.

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

The Company holds registered trademarks and trademarks. SAND Technology, N-Vector, Sandonline and Nucleus are registered trademarks, and SAND DNA Analytics, SAND Analytic Server, and all related SAND - and Nucleus-based marks and designs are trademarks of the Company.

On October 5, 2011 SAND sold its SAP Information Lifecycle Management or ILM Product Line to Informatica Software, Inc.

9)	Seasonality

The Company’s operations are not seasonal and its operations are carried out year round.

10)	Impact of Governmental Regulations

Other than government regulations of general application, no government body has specific authority to regulate the business of the Company.

C.	Organizational Structure

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

As at July 31, 2012, we leased a total of approximately 7,668 square feet of office space in two cities across North America, 215 square feet in London, England and 2,561 square feet in Hamburg, Germany. The weighted average annualized cost per square foot of the total of 16,850 square feet occupied is $22.67 including real estate taxes and operating expenses. No lease extends beyond November 30, 2021.

ITEM 4A.	UNRESOLVED STAFF COMMENTS

Not Applicable.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A.	OPERATING RESULTS

1)	Financial Condition

Total assets of $3,212,678 as of July 31, 2012 were 45% higher than the previous year total of $$2,215,227. The increase is mostly attributable to the balance of payment of $790,320 (US$800,000) from the sale of our SAP Information Lifecycle Management or ILM Product Line to Informatica Software, Inc. in October 2011. Trade and other receivables balance of $476,833 as of July 31, 2012 were 12% lower than the previous year balance of $541,959 , Research and Development Tax Credits Receivable balance of $502,514 as of July 31, 2012 were 24.3% lower than the previous year balance of $663,857 due to a reduction in staffing and associated tax credits, the Prepaid Expenses balance of $70,039 as of July 31, 2012 was 40.3% lower than the previous year balance of $117,305 and to the net Capital Assets balance of $376,352 as of July 31, 2012 was over 350% higher than the previous year balance of $81,361 following the addition of leasehold improvements.

Total liabilities of $3,148,647 as of July 31, 2012 were 46% lower than the previous year balance of $5,579,561. The decrease is mainly attributable to the repayment of the due to shareholders in the amount $1,914,837. In addition, Accounts Payable and Accrued Liabilities balance of $677,099 as of July 31, 2012 was 12.8% lower than the previous year balance of $776,623, Deferred Revenues balance (short-term and long-term) of $1,352,916 as of July 31, 2012 was 27.9% lower than the previous year balance of $1,875,927. The Convertible Debentures balance of $834,368, combined with its associated component in other financial liabilities of $154,264 as of July 31, 2012, were 2.3% lower than the previous year combined balance of $1,012,174.

2)	Operations

Revenue – Total and Variation

The following table provides a summary of the revenue fluctuations for fiscal years 2012 and 2011:

	Year ended	Year ended
	July 31,	July 31,
Revenue - Total and Variation	2012	2011
Revenue
Revenue	$2,500,228	$4,633,693
Year-over-year variation	-46.0%

Revenues for 2011 and 2012 are presented net of revenues generated from discontinued operations

The decrease in revenue for the year ended July 31, 2012 is attributable to the decrease in sales efforts following the corporate restructuring and lay-off of employees and because of the completion of a higher amount of sales of high value software licenses in Europe during the first half of Fiscal 2011 than during the first half of Fiscal 2012.

Revenue – Segment and Variation

Following the sale of its SAP division in the fall of 2011, the Company operates in three geographical segments: Canada, the United States and Europe. The following table provides a summary of the changes in revenue by geographical segments for the years ended July 31, 2012 and 2011:

	Canada
	Year ended	Year ended
	July 31,	July 31,
Revenue - Segment and Variation	2012	2011
Revenue
Revenue	$444,587	$434,209
Year-over-year variation	2.4%

	United States
	Year ended	Year ended
	July 31,	July 31,
Revenue - Segment and Variation	2012	2011
Revenue
Revenue	$282,425	$359,976
Year-over-year variation	-21.5%

	Europe
	Year ended	Year ended
	July 31,	July 31,
Revenue - Segment and Variation	2012	2011
Revenue
Revenue	$1,773,216	$3,839,508
Year-over-year variation	-53.8%

In Canada, sales for the year ended July 31, 2012 were slightly higher because the Company was able to maintain similar levels of maintenance, support and increase its consulting and service revenue. In the United States, sales for the year ended July 31, 2012 were lower than the comparative previous year’s sales due to increased competition and decreased sales opportunities resulting from the continued sluggish US economy.

In Europe, despite a relatively good third quarter compared to the same period in 2011, sales for the year ended July 31, 2012 were lower than the previous year’s sales results due to the overall decrease in the sales of product licenses and services because of stiff competition.

Operating Expenses

The following table provides a summary of the operating expenses for the fiscal years 2012 and 2011:

	Year ended	Year ended
	July 31,	July 31,
Operating Expenses	2012	2011

Cost of sales and product support	$1,099,741	$1,092,995
Year-over-year variation	0.6%
Percentage of revenues	44.0%	23.6%

Research and development costs, net	1,441,537	1,223,963
Year-over-year variation	17.8%
Percentage of revenues	57.7%	26.4%

Amortization of capital assets	44,577	40,597
Year-over-year variation	9.8%
Percentage of revenues	1.8%	0.9%

Selling, general and administrative expenses	5,264,235	5,566,470
Year-over-year variation	-5.4%
Percentage of revenues	210.6%	120.1%

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

During the year ended July 31, 2012, cost of sales and product support decreased compared to the previous year amounts mostly as a result of the reduced level of activities and the change in the mix of revenues as the Company generated fewer sales of software fom all its product lines following the sale of the SAP ILM Product Line in the first quarter.

During the year ended July 31, 2012, net research and development costs increased slightly because the amount of tax credits revenue netted against R&D expenses were lower than in the previous year. Also, the Company only progressively rationalized its workforce following the sale of the SAP Information Lifecycle Management (ILM) Product Line realized in the fall of 2011. During the fourth quarter, the Company announced that it has reduced its workforce eliminating a number of positions in Canada, the United Kingdom, the US and Germany in an effort to contain costs, some of which were in R&D.

The increase in Amortization of Capital Assets in fiscal year 2012 from the amortization in fiscal year 2011 was due to the increase in total fixed assets, mainly due to the addition of leasehold improvement.

During the year ended July 31, 2012, the decrease in selling, general and administrative expenses was 6.9% when compared to the year ended July 31, 2011. While selling and administrative expenses remained stable during the first 9 months of the year, as a result of sale of the SAP ILM Product Line in the first quarter and the restructuring announced at the end of the third quarter, the level of expenses started to decrease. It is the objective of the company to decrease its selling, general and administrative expenses as the Company maintains its continued focus on controlling costs by keeping the headcount to an optimal level, spending selectively and effectively and controlling travel and entertainment.

Interest expense of $108,860 for fiscal year 2012 was 63.5% lower than the previous year amount of $297,878 as a result of the reimbursement of the Due to Shareholders made during the year and lower accretion expense on the convertible debentures.

The foreign exchange loss of $368,887 for fiscal 2012 was significantly higher than the amount of $72,146 recorded for fiscal 2011. The increase is due primarily to its significant holding of US cash and a US receivable from the sale of its SAP ILM Product Line at the end of the first quarter of fiscal 2012 and the crystallization of the foreign exchange impact at that time.

Net Income (Loss) – Total and Variation

The following table provides a summary of the net income (loss) for fiscal years 2012, 2011, 2010, 2009 and 2008:

	Year ended	Year ended	Year ended	Year ended	Year ended
	July 31,	July 31,	July 31,	July 31,	July 31,
Net income (loss) - Total and Variation	2012	2011	2010	2009	2008

Income (Loss) before sale of business segment (1)	$(6,047,930)	$(3,660,356)	$(745,549)	$(1,191,695)	$(1,271,950)
Earnings from discontinued operation	279,660	1,453,364	-	-	-
Loss (Gain) on sale of business segment	8,571,967	-	-	-	-
Net Income (Loss)	$2,803,697	$(2,206,992)	$(745,549)	$(1,191,695)	$(1,271,950)
Year-over-year variation	227%		37%	6%	-118%

(1)	Income (loss) before sale of business segment for 2008 to 2010 were not adjusted to reflect the impact of discontinued operations

The loss before the sale of the discontinued operations was $6,047,930 compared to $3,660,356 in 2011. The increase in the loss is due primarily to the decrease in sales of new software licenses and the resulting decrease in gross margin. In addition, the decrease in sales efforts following the sale of the SAP division in the first quarter and the restructuring announced during the 4th quarter impacted our ability to generate new clients. The fluctuation in exchange rates also negatively impacted income for fiscal year ended July 31, 2012.

The gain on sale of a business segment in the amount of $8,571,967 is in relation to the sale of our SAP ILM Product Line to Informatica Corporation in October 2011. The Company realised income of $279,660 from its discontinued operation in 2011 compared to $1,453,364 during the year ended July 31, 2011.

As a result of the gain on sale of a business segment, we recognized a net income of $2,803,697 for the year ended July 31, 2012 compared to a loss of $2,206,992 for fiscal 2011.

Inflation

Inflation has not had a material impact on the Company’s operations.

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

Changes in foreign exchange rates had a negative impact on our results of operations for fiscal year 2012. While the average rate of the US$ was 1.008 compared to $0.9943 in 2011, an important loss on foreign exchange was realized in the first quarter as a result of its significant holding of US cash and a US receivable from the sale of its SAP ILM Product Line in October 2011. Our results were also negatively affected by the important decrease of the Euro which averaged 1.2752 for the year ended July 31, 2012 compared to 1.3666 for the same period in 2011. The variation of average rates for the British pound and the Australian dollars were not significant.

Summary of Quarterly Results

The following tables set forth the unaudited statements of operations for each of the quarters of fiscal years 2012, 2011, 2010 and 2009. The quarterly results, in management’s opinion, have been prepared on a basis consistent with the audited consolidated financial statements and include the adjustments necessary for a fair presentation of the information.

	Year ended July 31, 2012				Year ended July 31, 2011
QUARTERLY RESULTS	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1

Revenue	$312,499	$889,143	$698,245	$600,341	$532,540 $	780,909 $	1,782,713	$1,537,531
Quarter-over-quarter variation	-64.9%	27.3%	16.3%	12.7%	-31.8%	-56.2%	15.9%

Cost of sales and product support	$279,342	$303,687	$266,701	$250,011	330,269	242,957	235,861	283,908
Quarter-over-quarter variation	-8.0%	13.9%	6.7%	-24.3%	35.9%	3.0%	-16.9%

Gross margin	10.6%	65.8%	61.8%	58.4%	38.0%	68.9%	86.8%	81.5%

Total other operating expenses	$1,747,240	$1,891,192	$1,744,031	$2,065,954	1,816,125	1,936,250	1,908,068	1,540,611
Quarter-over-quarter variation	-7.6%	8.4%	-15.6%	13.8%	-6.2%	1.5%	23.9%

Discontinued operations	$369,398	$-	$-	$8,482,229	737,552	32,993	441,305	241,514

Profitability
Net income (loss)	(1,344,685)	(1,305,736)	(1,312,487)	6,766,605	(876,302)	(1,365,305)	80,089	(45,474)
Quarter-over-quarter variation	3.0%	-0.5%	-119.4%	672.2%	-35.8%	-1804.7%	-276.1%
Basic and diluted income (loss) per share	(0.07)	(0.07)	(0.07)	0.35	(0.05)	(0.08)	0.01	(0.00)
Weighted average number of shares outstanding	19,668,636	19,559,303	19,358,636	19,283,636	17,009,173	16,204,842	15,889,620	15,889,620

* Quarterly results for 2012 and 2011 are presented according to IFRS

	Year ended July 31, 2010				Year ended July 31, 2009
QUARTERLY RESULTS *	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1

Revenue	$1,186,041	$966,654	$1,924,251	$2,485,465	$1,706,293	$2,371,632	$1,747,384	$1,223,928
Quarter-over-quarter variation	22.7%	-49.8%	-22.6%	109.6%	-28.1%	35.7%	42.8%	109.6%

Cost of sales and product support	215,100	331,920	340,533	307,120	319,612	349,592	405,632	307,120
Quarter-over-quarter variation	-35.2%	-2.5%	10.9%	42.8%	-8.6%	-13.8%	32.1%	42.8%

Gross margin	81.9%	65.7%	82.3%	87.6%	81.3%	85.3%	76.8%	74.9%

Total other operating expenses	944,600	1,809,963	1,611,669	1,747,055	1,761,806	1,721,343	1,469,167	1,892,392
Quarter-over-quarter variation	-47.8%	12.3%	-7.7%	85.0%	2.4%	17.2%	-22.4%	85.0%

Profitability
Net income (loss)	26,341	(1,175,229)	(27,951)	431,290	(375,127)	300,697	(127,415)	(989,850)
Quarter-over-quarter variation	-102.2%	4104.6%	-106.5%	1537.3%	-224.8%	-336.0%	-87.1%	1537.3%
Basic and diluted income (loss) per share	0.00	-0.08	0.00	0.03	-0.03	0.02	-0.01	-0.07
Weighted average number of shares outstanding	15,467,702	15,071,615	14,688,444	14,318,189	14,318,189	14,318,189	14,318,189	14,318,189

* Quarterly results for 2010 and 2011 do not reflect the removal of the discountinued operations and are presented according to previous Canadian GAAP

Sales of the Company’s products and services are not subject to seasonal variations. Historically, the Company’s operating results have fluctuated on a quarterly basis. The Company’s revenues, expenses and operating results may vary significantly from quarter-to-quarter because of a number of factors. These factors may include the timing of product sales and the length of the sales cycle. As a result, period-to-period comparisons may not be meaningful comparisons of the Company’s results nor are they necessarily indicative of the future results of the Company.

B.	Liquidity and Capital Resources

Our cash balance as at July 31, 2012 was $811,655 compared to $810,745 as at July 31, 2011 and $579,270 at August 1, 2010.

The changes in cash are as follows:

	For the year ended July 31,
	2012	2011

Cash flows from (used for) operating activities	$(4,994,066)	$(979,269)
Changes in working capital items	(166,396)	870,085
Cash flows from (used for) investing activities	7,090,962	(57,436)
Cash flows from (used for) financing activities	(1,911,019)	444,434
Effect of exchange rate change on cash	(18,571)	(46,339)
Net increase (decrease in cash)	910	231,475

The increase from July 31, 2011 to July 31, 2012 is attributable to the Company’s sale of its SAP ILM Product Line to Informatica Corporation for a consideration of US$8,000,000 offset by the use of funds for operations and for the reimbursement of payables and debt.

The Company generated a negative cash flow of $4,994,066 from operating activities during the year ended July 31, 2012 as compared to a negative cash flow of $979,269 from operating activities during the year ended July 31, 2011, resulting from sale of the SAP division and the reduced level of activities. The overall decrease in cash flows from operating activities is the result of lower sales and gross margin from the remaining activities and from discontinued operations compared to the same period in 2011.

Changes in working capital items for the year ended July 31, 2012 represented a decrease of $203,896 while they was an increase $870,119 for the same period a year earlier mostly because of a decrease in deferred revenue and payables in the current period.

Investing activities for the years ended July 31, 2012 and 2011 were composed of capital expenditures of $209,568 and $57,436 respectively and of the proceeds from sale of discontinued operations in the amount of $7,433,530 in 2012.

Financing activities represent funds provided by shareholders and private investors and the issuance of share capital or units and the repayment of debt. The Company generated a negative cash flow of $2,016,519 from financing activities during the year ended July 31, 2012 as compared to a positive cash flow of $444,434 from financing activities during the year ended July 31, 2011. For the year ended July 31, 2012, the negative cash flow is mainly attributable to the significant payment made to the Company’s former President and Chief Executive Officer from the initial proceeds of the sale of the SAP ILM Product Line in the amount of $1,914,837. The Company also reimbursed the bridge loan of $1,000,000 that had been raised in the first quarter.

During the same period in 2011, the Company had raised $448,558 through the issuance of units related to private placements and cash inflows in the amount $362,067 from advances from shareholders which were offset by reimbursements of $304,028 made during the year.

Working Capital

As of July 31, 2012, there was a working capital surplus of $97,140 as compared to a working capital deficiency of $1,248,354 as of July 31, 2011. Working capital surplus (deficiency) has been calculated as the difference between current assets and current liabilities. The significant improvement in working capital between July 31, 2011 and July 31, 2012 is mainly attributable to the proceeds generated from the sale of the SAP ILM Product Line to Informatica Corporation for a consideration of US $8,000,000 which were used in part for the repayment of debt, borrowings and payables.

As of July 31, 2012, the Company’s long-term debt consisted of the following:

	July 31,	July 31,	August 1,
	2012	2011	2010
Long term debt
Due to shareholders (a)	-	1,914,837	1,874,153
Convertible debentures (b)	834,368	696,961	647,321
Other liabilities (b)	154,264	315,213	342,927
	988,632	2,927,011	2,864,401

a)	During the year, the Company reimbursed the balance of due to shareholders in the amount of $1,914,837.

b)

Convertible debentures consisting of 1,114 Units issued as part of a private placement transaction on April 18, 2008. Each unit consists of one 8% Convertible Debenture due December 31, 2017, having a nominal value of U.S.$900, redeemable at the option of the Company if the bid price of the common share has been above $1.50 for 60 consecutive trading days, and convertible at the option of the holder into class ”A” Common Shares at U.S.$0.45 per share, and 1,000 share purchase warrants of the Company. Each warrant entitles the holder to purchase one additional common share (warrant share) of the Company at a price of U.S.$0.70 per warrant share at any time until the earlier of the close of business day which is either thirty six (36) months from April 18, 2008 or the bid price of the stock has been above U.S.$1.50 for sixty (60) consecutive trading days. Interest is calculated at the rate of 8% per annum, payable in Common Shares at a rate of U.S.$0.45 per share. Before the warrants expired on April 18, 2011, certain holders exercised 780,000 warrants and 334,000 warrants expired. The interest is due on each conversion date (date when the principal amount is being converted) subsequent to January 1, 2009 or on the maturity date. The financing is secured by a first rank hypothec on all of the Company’s property and assets, movable and immovable, corporeal and incorporeal, present and future, for the principal accrued interest amounts. The redemption value of the convertible debentures on the maturity date, December 31, 2017, is U.S.$1,777,944.

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

We maintain our main research and development facility in Westmount, Canada. We also have a network of research and development technologists in the United States and the United Kingdom. As of November 28, 2012, there are 5 technologists. After research and development tax credits, SAND spent $1,441,537 in 2012 and $1,223,963 in 2011 on research and development.

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

Research and development expenses, before research and development tax credits, were $1,616,537, an increase of 4.3% over the $1,549,671 that was spent for the same period a year earlier. The Company only progressively rationalized its workforce following the sale of the SAP Information Lifecycle Management (ILM) Product Line realized in the fall of 2011. During the fourth quarter, the Company announced that it had reduced its workforce eliminating a number of positions in Canada, the United Kingdom, the U.S., Australia and Germany in an effort to contain costs, some of which were in R&D. Research and development expenses are expected to decrease in the following year.

D.	Trend Information

Revenue growth in fiscal year 2012 was lower than expected due to (a) customers’ cut in IT spending due to the slowdown in the economy, and (b) a cautious attitude of customers towards investing in long-term solutions. We will continue to monitor these trends and factors in the current fiscal year ending July 31, 2013.

E.	Off-balance Sheet Arrangements

None.

F.	Disclosure of contractual obligations

The following table provides a summary of the material financial obligations as of July 31, 2012:

Payments due by period
	Total	Less than 1 year	1 - 3 years	3 - 5 years	More than 5 years
Operating lease obligations	$ 1,873,569	$ 232,993	$ 401,408	$ 1,239,168	—
Debt Component of Convertible Debentures (1)	1,798,000	—	—	1,798,000	—
Total	$ 3,671,569	$ 232,993	$ 401,408	$ 3,037,168	—

(1)

- The amount represents the redemption value of the convertible debentures on the maturity date, December 31, 2017. Reference should be made to the audited consolidated financial statements for the book value as at July 31, 2011.

G.	Safe Harbor

Certain statements contained in this Report are "forward-looking statements" within the meaning of the United States Securities Act of 1934 and of the Exchange Act. The forward-looking statements are intended to be subject to the safe harbour protection provided by these Acts. We have based these forward-looking statements on our current expectations and projections about future results, levels of activity, events, trends or plans. Such forward-looking statements are not guarantees and are subject to known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as "guidance", "may", "will", "should", "could", "would", "expect", "plan", "anticipate", "believe", "estimate", "continue", or the negative of such terms or other similar expressions. All forward-looking statements included in this discussion are based on current expectations and on information available to us on the date of this Annual Report on Form 20-F. For a more detailed discussion of these risks and uncertainties and other business risks, see Item 3.D. - "Risk Factors". Although the Company has attempted to identify important risks and factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors and risks that cause actions, events or results not to be as anticipated, estimated or intended. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date made. Except as required by applicable laws, we undertake no obligation to publicly release the result of any revision of these forward-looking statements to reflect events or circumstances after the date they are made or to reflect the occurrence of unanticipated events

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

Directors

The following table sets forth certain information concerning our directors, including their beneficial ownership of shares of the Company as of November 28, 2012. Unless otherwise indicated, each nominee holds sole voting and investment power over his shares.

Name, Residence and Office Held	Director Since	Principal Occupation	Number and Percentage of Common Shares Beneficially Owned or Controlled
P. Wayne Musselman (1) Toronto, Ontario, Canada Director	2007	Accountant and Business Consultant.	102,788 (0.5%)
Thomas M. O’Donnell Woodstock, Illinois, United States Director	2008	Former Chief Executive Officer of SAND Chief Executive Officer of Edge Specialists LLC	1,761,843 (9.0%)
Duncan Painter (2) Letchworth, Herts, United Kingdom Director	2010	Executive and Business Consultant	428,572 (2.2%)

Name, Residence and Office Held	Director Since	Principal Occupation	Number and Percentage of Common Shares Beneficially Owned or Controlled
George Wicker (1) (2) Palm Beach Gardens, Florida, United States Director	1996	Attorney and Business Consultant	377,738 (1.9%)

Notes:
(1)	Member of the Audit Committee
(2)	Member of the Governance, Nomination, Human Resources and Compensation Committee

As of November 28, 2012, the directors of the Company as a group beneficially owned 2,670,941 Common Shares representing approximately 13.6% of the outstanding Common Shares of the Company excluding Common Shares subject to exercise of share purchase warrants or to conversion of convertible debentures. The information as to Common Shares beneficially owned or over which control or direction is exercised, not being within the knowledge of the Company, has been furnished by the respective directors and officers individually.

Mr. P. Wayne Musselman, BCom (Hon), FCA, retired as a partner of Deloitte & Touche LLP in 2003 after a career of nearly forty years during which he served clients in the banking, securities, international trade and distribution industries. He directed the Japanese Service Group of Deloitte Canada and served on the Board of Deloitte’s Global Japanese Services Group. He is currently a Director of FaithLife Financial and a director and the Chairman of the Audit Committee of State Bank of India (Canada). Mr. Musselman is the Chairman of the Audit Committee fo SAND.

Mr. Thomas M. O’Donnell has an extensive career in the software and financial markets. He is Chief Executive Officer, founder and majority owner of Edge Specialists LLC, which is an independent software vendor with extensive United States patent protection providing derivative trading tools including options, stocks and futures trading. He is a co-inventor of two extensive trading software patents, a C.P.A. and a graduate of Harvard Business School. In addition, Mr. O’Donnell was a Designated Primary Market Maker on the Chicago Board of Options Exchange and has extensive experience in the financial markets. Effective November 1, 2009, Thomas M. O’Donnell was appointed President and Chief Executive Officer of SAND, as Arthur G. Ritchie retired. He held this position until he resigned in June of 2012. In connection with the sale of the Convertible Debentures, we entered into a Voting Agreement dated April 18, 2008, with Arthur G. Ritchie and Bradley G. Griffith on behalf of the subscribers of the Convertible Debentures, whereby Mr. Ritchie agreed to vote his shares in favour of the election of a director nominated by the holders of such Convertible Debentures holding a majority of the aggregate principal amount of the Convertible Debentures outstanding. Mr. O’Donnell was elected as a director in connection with this agreement and the sale of the Convertible Debentures.

Mr. Duncan Painter is currently the Chief Executive Officer of Top Right Group, a subsidiary of Guardian Media Group. He was previously the managing director of BSkyB’s customer intelligence unit, Sky IQ which provides data and information to financial services companies. Prior to his tenure at BSkyB, he led both the U.K. Marketing Services and Global Marketing Services Consulting and Delivery businesses at Experian Plc.

Mr. George Wicker held executive level positions in general management, program management and finance with Lockheed Martin Corporation and its predecessor corporations during a thirty-three year career. Mr. Wicker holds a B.A. in Political Sciences, an MBA in Financial Management from the University of Santa Clara and a Juris Doctor degree from Pepperdine University.

Senior Management

During the fourth quarter of fiscal 2012, Senior management including the Chief Executive Officer, the President, the Chief Financial Officer and the Vice-president of Research and Development either resigned or left the Company. The Board of Directors currently assumes the responsibilities associated with these positions. The following table shows certain information with respect to former executives and other officers:

Name	Office	Year appointed to Office	Other Positions and Business Experience
Thomas M. O’Donnell	Former Chief Executive Officer	2009 (5)	CEO of Edge Specialists LLC
Michael Pilcher	Former President and Chief Operating Officer	2010(4)	Senior executive at multiple large companies and start-up companies
Tony J. Giuliano	Former Vice-President, Finance and Administration and Chief Financial Officer and Corporate Secretary	2010(2)(3)	Chief Financial Officer at multiple companies
Richard Grondin	Former Chief Technology Officer	2009(1)	-

Notes:

(1)	Richard Grondin was appointed Chief Technology Officer on November 1, 2009. Mr. Grondin left the Company in July 2012.

(2)	Tony J. Giuliano was appointed as Vice-President, Finance and Administration of the Company on October 4, 2010. Mr. Giuliano left the Company in June 2012.

(3)	Tony J. Giuliano was appointed as Corporate Secretary of the Company on November 16, 2010. Mr. Giuliano left the Company in June 2012.

(4)	Michael Pilcher was appointed Chief Operating Officer of the Company on April 1, 2010 and President on July 12, 2011. Mr. Pilcher left the Company in June of 2012.

Thomas M. O’Donnell was appointed President and Chief Executive Officer of the Company on

(5)	November 1st , 2009, relinquished the role of President on July 12, 2011 and resigned as CEO effective June 30, 2012.

Mr. Michael Pilcher was previously Sales Director Hiring Solutions, EMEA at LinkedIn Corporation, the largest professional network in the world. Prior to LinkedIn, he worked at Oracle Corporation where he led the U.K. insurance group, at Sybase where he ran U.K. Financial Services and at Tenfold Corporation where, as world-wide Vice-President Sales, he completed a highly successful IPO.

Mr. Tony Giuliano was previously Director, Financial Management at Unisource Canada Inc. Previously, he was Chief Financial Officer at Avensys Corporations, a U.S. public company involved in high-tech manufacturing, and Chief Financial Officer at Starlink Aviation Inc., a company involved in the private aviation business. He holds a Graduate Diploma in Accountancy from McGill University in Montreal together with a Bachelor of Commerce from Concordia University in Montreal. He is a member of the Quebec Ordre of Chartered Professional Accountants.

Mr. Richard Grondin has been with SAND Technology Inc. since April 2, 1997 and has worked in various roles before becoming Chief Technology Officer on November 1, 2009.

There are no family relationships between any directors and executive officers of the Company.

B.	Compensation

Compensation of Directors

For the year ended July 31, 2012, P. Wayne Musselman and George Wicker are each entitled to $40,000 for serving as a director. All non-management directors are entitled to be compensated with stock options from the 2010 Stock Incentive Plan. Each non-management director is entitled to receive 50,000 stock options per calendar year with the Chairman of the Audit Committee and Chairman of the Compensation Committee entitled to receive an additional 15,000 stock options per calendar year. For the year ended July 31, 2012, no options were granted to Directors.

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

Compensation of Executive Management

The following table sets forth information concerning the compensation paid to the Company’s President and Chief Executive Officer and named executive officers (the "Named Executive Officers") as required disclosure in accordance with applicable Canadian securities regulations during the Company’s three fiscal years ended July 31, 2012, 2011 and 2010:

"Named Executive Officers" or "NEOs" means the following individuals:

a)	Chief Executive Officer;

b)	President and Chief Operating Officer;

c)	Chief Financial Officer; and

d)	Chief Technology Officer.

During the year ended July 31, 2012, the Company had four Named Executive Officers, whose names and positions held within the Company are set out in the summary compensation table below:

Summary Compensation Table

Name and Principal Position	Year	Annual Compensation			Long-Term Compensation
					Awards		Payouts
		Salary ($)	Bonus ($)	Other ($)	Share- Based Awards ($)	Option- Based Awards ($)	LTIP Payouts ($)	All Other Compensation ($)
Thomas M. O’Donnell(1) Former Chief Executive Officer	2012 2011 2010	131,027 39,772 -	- - -	60,474 - -	- - -	26,092 294,458 -	- - -	- - -
Michael Pilcher(2) Former President and Chief Operating Officer	2012 2011 2010	331,826 238,290 82,555	122,987 - -	- - -	- - -	105,032 87,729 -	- - -	- - -
Tony J. Giuliano(4) Former V.P. Finance, Chief Financial Officer and Corporate Secretary	2012 2011 2010	102,000 120,000 -	9,911 - -	- - -	- - -	9,995 19,991 -	- - -	- - -
Richard Grondin(3) Former Chief Technology Officer	2012 2011 2010	233,154 235,000 167,351	112,954 34,768 18,122	8,921 18,400 8,077	- - -	9,995 123,942 -	- - -	- - -

Notes:
(1)

Mr. O’Donnell became President and Chief Executive Officer of SAND on November 1, 2009. Mr. O’Donnell relinquished his role as President on July 12, 2011. For his service during the period from November 1, 2009 to January 31, 2011, Mr. O’Donnell received stock options from the 2010 Stock Incentive Plan in the amount of 50,000 stock options per month. Commencing February 1, 2011, Mr. O’Donnell is entitled to receive 10,000 stock options per month. Mr. O’Donnell resigned as Chief Executive Officer on June 30, 2012. Other compensation for 2012 include deferred compensation in the amount of $60,474.

(2)

Mr. Pilcher became Chief Operating Officer on April 1, 2010 and President and Chief Operating Officer on July 12, 2011. Mr. Pilcher was granted 849,910 stock options from the 2010 Stock Incentive Plan of which, 219,426 stock option vested on April 1, 2010, an additional 315,242 vested in June 2012. Mr. Pilcher left the Company in June 2012.

(3)

Mr. Richard Grondin became Chief Technology Officer on November 1, 2009. Mr. Grondin received 310,000 stock options from the 2010 Stock Incentive Plan on April 1, 2010. Mr. Grondin left the Company in July 2012.

(4)

Mr. Tony Giuliano became Chief Financial Officer on October 4, 2010 and Corporate Secretary on November 16, 2010. Mr. Giuliano received 50,000 stock options from the 2010 Stock Incentive Plan on April 1, 2010 and received 50,000 stock options on December 31, 2011. Mr. Giuliano left the Company in June 2012.

Outstanding Option-Based Awards

As at July 31, 2012, stock options held by the Named Executive Officers are indicated below under section E – Share Ownership.

Pension Plan Benefits

The Company has no pension or retirement benefit plans that have been instituted and none are proposed at this time.

Securities Authorized for Issuance under Equity Compensation Plans

The following tables summarize as of November 28, 2012, the equity compensation plans pursuant to which equity securities of the Company may be issued:

Stock-Option Plans Information

Plan Category	Number of Common Shares to be Issued Upon Exercise of Outstanding Vested and Unvested Stock Options	Weighted Average Exercise Price of Outstanding Options	Number of Common Shares Remaining Available for Future Issuance Under the Equity Compensation Plans
Equity Compensation Plans of the Company approved by the shareholders	909,668	$0.01	7,090,332
Total:	909,668	$0.01	7,090,332

Share Award Plan Information

Plan Category	Number of Common Shares to be Issued Upon Exercise of Outstanding Share Awards	Weighted Average Exercise Price of Outstanding Options	Number of Common Shares Remaining Available for Future Issuance Under the Equity Compensation Plans
Equity Compensation Plans of the Company approved by the shareholders	0	—	1,000,000
Total:	0	—	1,000,000

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

SAND has entered into the following arrangements with its directors mentioned above:

(a)

On April 18, 2008, we entered into a Voting Agreement with Arthur G. Ritchie and Bradley G. Griffith on behalf of the subscribers of the Convertible Debentures issued pursuant to a private placement on April 24, 2008 for aggregate proceeds of US$1,002,600. Under the terms of the Voting Agreement, Mr. Ritchie agreed to vote his shares in favour of the election of a director nominated by the holders of such Convertible Debentures holding a majority of the aggregate principal amount of the Convertible Debentures outstanding. Mr. O’Donnell was elected as a director in connection with this agreement and the sale of the Convertible Debentures.

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

(c)

On August 1, 2007, a Consulting Agreement was entered by and between Arthur G. Ritchie, SAND and Jerart. Jerart agreed to provide SAND with corporate management services through the person of Arthur G. Ritchie himself and which provides that Arthur G. Ritchie shall act as President and Chief Executive Officer of SAND. Effective November 1, 2009, Arthur G. Ritchie retired as President and Chief Executive Officer of SAND and a new ‘Consulting Agreement’ was entered into between Arthur G. Ritchie, SAND and Jerart as part of his retirement package. Jerart agreed to provide SAND with corporate management services through the person of Arthur G. Ritchie himself. The agreement commenced on November 1, 2009 and will continue for a term of two years. The Company is required to pay Jerart an annual consulting fee in the amount of $250,000 payable on the first business day of every month in monthly installments of $20,833 plus all applicable taxes. If the agreement is terminated by the Company for any reason whatsoever prior to the expiry of the term, the remaining unpaid balance of the consulting fee will become immediately due and payable to Jerart;

(d)

Certain loan agreements between Arthur G. Ritchie, SAND and Jerart, prior to November 1, 2009, were replaced on such date by a Repayment Agreement. Pursuant to such Repayment Agreement, the amounts owed by SAND to Arthur G. Ritchie will be repaid in equal installments over three (3) years commencing January 1, 2011. The amounts due under the Repayment Agreement continue to bear interest at 15% per annum and are payable on a semi-annual basis. Please see Item 7B – Related Party Transactions for more details; and

(e)

On October 31, 2009, Arthur G. Ritchie, Jerart and Bradley G. Griffith entered into a Priority Agreement whereby Bradley G. Griffith as fondé de pouvoir for the holders of the Convertible Debentures agreed that the security in interest granted to Arthur G. Ritchie shall rank concurrently and pari passu with the security granted to the holders of the Convertible Debentures.

Officers’ Services Contract

During the fourth quarter of fiscal 2012, Senior management including the Chief Executive Officer, the President, the Chief Financial Officer and the Vice-president of Research and Development either resigned or left the Company. The Board of Directors currently assumes the responsibilities associated with these positions.

During the fiscal year ended July 31, 2012, the Company had a Consulting Agreement with Thomas M. O’Donnell, as Chief Executive Officer, and Employment Agreements with Michael Pilcher, as President and Chief Operating Officer, Tony J. Giuliano, as Vice President, Finance and Administration and Chief Financial Officer and Richard Grondin, as Chief Technology Officer.

Audit Committee

Audit Committee Charter

The Audit Committee of the Board of Directors of SAND (the "Audit Committee") has a formal charter setting out its mandate and responsibilities that has been reviewed and adopted as amended on June 14, 2005.

Composition of Audit Committee

Name	Independent	Financially Literate
P. Wayne Musselman	Yes	Yes
George Wicker	Yes	Yes

The Audit Committee is comprised of two directors, all of whom are independent under applicable Canadian requirements and the rules of the United States Securities and Exchange Commission (the "SEC"). Based on their profiles (please see Item 6A – Directors, for more details), the education and experience of each Audit Committee member is relevant to the performance of his responsibilities as a Committee member. All the members of the Committee are "financially literate" and have the ability to read and understand a set of financial statements. P. Wayne Musselman is the Chairman of the Audit Committee.

During fiscal 2012, following the resignation of two Directors, the announcement of a restructuring and the departure of Senior management including the Chief Executive Officer, the President, the Chief Financial Officer and the Vice-president of Research and Development, the Board of Directors retained the services of a strategic advisor and a financial consultant to assist them in fulfilling the responsibilities normally associated with these positions.

Audit Committee Meetings

The Audit Committee meets on a quarterly basis and holds special meetings as circumstances require. During the year ended on July 31, 2012, the Audit Committee held four meetings. All members attended the four meetings of the Audit Committee held during the last fiscal year.

Audit Committee Responsibilities

The Audit Committee assists the Board in its oversight functions as they relate to the accounting, financial reporting, auditing, risk management and internal controls of the Company. The Audit Committee has the following duties and responsibilities:

a)	Reviewing the audited financial statements of the Company and recommending whether such statements should be approved by the Board;

b)	Reviewing and approving the unaudited interim financial statements of the Company;

c)

Recommending to the Board the firm of independent auditors to be nominated for appointment by shareholders at each annual general meeting of the Company and, where necessary, the removal of the independent auditors of the Company;

d)	Reviewing the scope and adequacy of audits to be conducted by the independent auditors of the Company;

e)	Adopting and annually reassessing formal terms of reference for the independent auditors of the Company;

f)	Monitoring and evaluating the independence and performance of the independent auditors of the Company;

g)	Pre-approving all non-audit services to be provided to the Company by its independent auditors prior to the commencement of such services;

h)	Reviewing all post-audit management letters containing the recommendations of the independent auditors of the Company and the response or follow-up thereto from management;

i)	Reviewing and monitoring the integrity, adequacy and timeliness of the financial reporting and disclosure practices of the Company;

j)	Reviewing and, if deemed advisable, approving all related party transactions as defined in the governing legislation of the Company;

k)	Monitoring the compliance of the Company with legal and regulatory requirements related to financial reporting and disclosure;

l)	Monitoring and evaluating the adequacy of the internal accounting and audit procedures of the Company;

m)	Reviewing and ensuring the acceptability of the accounting principles of the Company;

n)	Identifying the principal financial risks of the Company;

o)	Overseeing reporting on internal controls of management and ensuring that management has designed and implemented an effective system of internal controls;

p)	Annually reviewing and reassessing the adequacy of the duties and responsibilities of the Audit Committee; and

q)	Any other matters that the Audit Committee feels are important to its mandate or that the Board chooses to delegate to it.

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

Composition of the Governance Committee

The Governance Committee is composed of Duncan Painter and George Wicker, all of whom were non-management and independent directors during the fiscal year ended July 31, 2012 and satisfy the current requirements of the NASDAQ Stock Market relating to independence. Duncan Painter is the Chairman of the Governance Committee.

Governance Committee Meetings

During the year ended July 31, 2012, the Compensation Committee met numerous times.

Governance Committee Responsibilities

The Governance Committee has the following duties and responsibilities:

a)	Developing, monitoring and ensuring the effectiveness of the corporate governance policies and practices of the Company;

b)

Identifying and selecting nominees for election of the Board of Directors of the Company and identifying and proposing to the Board of Directors candidates to fill in the vacancies on the Board of Directors;

c)	Ensuring the independence of the Board of Directors;

d)	Evaluating the effectiveness and performance of individual directors, the Board of Directors and its committees;

e)	Assisting the Board in setting the objectives for the Chief Executive Officer of the Company and evaluating his performance;

f)

Establishing human resources policies and practices, including compensation and recruitment policies and practices for senior management, as well as establishing levels of salary, bonus, benefits and incentives provided to executive officers of the Company and its affiliates; and

g)	Various other matters related to the foregoing as set out in the Charter of the Committee.

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

Board of Directors Delegation

The Board had delegated to the Chief Executive Officer and senior management the responsibility for day-to-day management of the business of the Company, subject to compliance with the plans approved from time to time by the Board of Directors. In addition to those matters, which must by law or by the Articles of the Company be approved by the Board, the Board retains responsibility for significant changes in the Company’s affairs such as approval of major capital expenditures, debt and equity financing arrangements and significant acquisitions and divestitures.

The Board oversees the identification of the principal risks of the Company’s business and the implementation by management of appropriate systems to manage such risks. The Board reviews from time to time organizational matters such as succession planning.

During the fiscal year ended July 31, 2012, the following directors are "independent" pursuant to National Policy 58-201 Corporate Governance Guidelines ("NP 58-201") as they qualify as "independent" directors, as such term is defined in Regulation 52-110 respecting Audit Committees: Wayne Musselman, Duncan Painter and George Wicker.

Up until his resignation as Chief Executive Officer on June 30, 2012, Thomas M. O’Donnell was not independent.

During fiscal 2012, following the resignation of two Directors, the announcement of a restructuring and the departure of Senior management including the Chief Executive Officer, the President, the Chief Financial Officer and the Vice-president of Research and Development, the Board of Directors retained the services of a strategic advisor and a financial consultant to assist them in fulfilling the responsibilities normally associated with these positions.

Directorships

Not applicable

Orientation and Continuing Education

The Board of Directors of the Company takes the following steps to ensure that all new directors receive orientation regarding the role of the Board, its committees and its directors, and the nature and operation of the Company.

The first step is to assess a new director’s set of skills and professional background. This allows the orientation to be customized to that director’s needs since different information regarding the nature and operations of the Company’s business will be necessary and relevant to each new director. Once determined, one or more existing directors, who may be assisted by the Company’s management, provide the new director with the appropriate orientation through a series of meetings, telephone calls and other correspondence.

Orientation and education of directors is an ongoing matter. As such, ongoing informal discussions between management and members of the Board are encouraged.

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

On July 31, 2012, the Company had 19 employees, including 11 full-time employees with SAND Canada, 3 full-time employees and 1 part-time employee with Sand U.S., 1 part-time employee with Sand U.K., and 2 full-time employees and 1 part-time employee with Sand Germany.

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

On July 31, 2009, the Company had 44 employees, including 25 full-time employees and 1 part-time employee with SAND, and 5 full-time employees with Sand USA, 3 full-time employees with Sand UK and 9 full-time employees and 1 part-time employee with Sand Germany.

No employee of the Company is represented by a labour union or is covered by a collective bargaining agreement. Since inception, the Company has not suffered any disruptions as a result of labour problems or employee disputes.

E.	Share Ownership

The shareholdings of the directors and officers of the Company as at November 28, 2012 are as follows:

Name	Position Held	Number and Percentage of Outstanding Common Shares Owned	Number of Vested and Unvested Stock Options Held
Thomas M. O’Donnell	Director	1,761,843 (8.7%)	60,000 vested
Duncan Painter	Director	428,572 (2.1%)	nil
George Wicker	Director	377,738 (1.9%)	nil
P. Wayne Musselman	Director	102,788 (0.5%)	130,000 vested
Total Common Shares held by Directors and Officers and Total Vested and Unvested Stock Options		2,670,941 (13.2%)	190,000 vested No options unvested

Arrangements Involving the Employees in the Capital of the Company

The Company has an informal employee compensation plan, which also applies to management, pursuant to which, if employees fulfill stated goals with respect to sales revenue, new account penetration, profit contribution and other criteria, their incomes will increase proportionately above the guaranteed base until the specified target income is earned or exceeded. The informal employee compensation plan is not based upon a mathematical formula in the case of management, but is rather subject to individual discussion.

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

During the fiscal year ended July 31, 2012, no stock options were granted, no stock options expired, 357,000 stock options were forfeited and no stock options were exercised under the 1996 Stock Incentive Plan.

During the period August 1, 2012 to November 28, 2012, no stock options were granted, expired, forfeited or exercised under the 1996 Stock Incentive Plan.

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

On August 28, 2007, the Board of Directors of the Company authorized the award of up to 665,000 Common Shares. On September 30, 2007, the Company granted 402,500 share awards which are dependent on the award recipients achieving certain defined objectives including continued employment with the Company for a period of 3 years. As of September 30, 2010, following the 3-year employment period and after taking into account terminations and resignations, 277,500 share awards became eligible for issuance to recipients. On December 17, 2010, in lieu of issuing Common Shares for such share awards, the Board of Directors issued 277,500 stock options from the 2010 Stock Incentive Plan.

During the fiscal year ended July 31, 2012, no share awards were granted.

During the period August 1, 2012 to November 28, 2012, no share awards were granted.

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

On January 10, 2012, the Shareholders adopted a resolution to increase the authorized amount of Class “A” Common Shares subject to awards or options under the 2010 Stock Incentive Plan from 4,000,000 to 8,000,000.

As at November 28, 2012, 3,863,256 options had been granted and 1,109,668 remained outstanding under the 2010 Incentive Plan and 4,136,744 options remained available for grant under that plan.

During the fiscal year ended July 31, 2012, 567,500 stock options were granted, 1,090,000 stock options expired, 70,000 stock options were forfeited and 390,000 stock options were exercised under the 2010 Incentive Plan.

During the period from August 1, 2012 to November 28, 2012, no stock options were granted, 10,000 stock options expired, 1,024,415 stock options were forfeited and no stock options were exercised under the 2010 Incentive Plan.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

As of November 28, 2012, the Company had 20,209,076 Class “A” Common Shares outstanding. Each Class “A” Common Share entitles its holder to one vote.

A.	Major Shareholders

The following are the only persons who, to our knowledge, beneficially own or exercise control or direction over shares carrying more than five percent (5%) of the votes attached to Class “A” Common Shares of the Company at November 28, 2012:

	Approximate Number of Class “A” Common Shares Owned, Controlled or Directed, Directly or Indirectly	Percentage of Class “A” Common Shares Owned, Controlled or Directed
Arthur G. Ritchie	3,598,388	17.8%
Thomas M. O’Donnell	1,761,843	8.7%
Irwin Zalcberg	2,073,068	10.3%
Carol Fiala	1,179,572	5.8%
Carol Shattner	1,058,600	5.2%
Total Common Shares Owned, Controlled or Directed, Directly or Indirectly by the Major Shareholders	9,671,471	47.8%

The voting rights of the Class “A” Common Shares held by the persons identified or referred to above are the same as the voting rights of the Class “A” Common Shares held by all other shareholders.

To our knowledge, as of November 28, 2012, 20,209,076 Class “A” Common Shares were held of record by persons whose registered addresses were in the United States. Many of our Class “A” Common Shares are held in the name of intermediaries.

Except as set forth above, to our knowledge, the Company is not directly or indirectly owned or controlled by another company, by any foreign government or by any other national or legal person severally or jointly.

There are no known contractual arrangements which may result in a change of control of the Company at a subsequent date.

B.	Related Party Transactions

1)	Arthur G. Ritchie

The Company has entered into the following agreements with Arthur G. Ritchie, a major shareholder and its former Chairman and former President and Chief Executive Officer, as follows:

(a)

During fiscal year 2009, the Company formalized the conditions pertaining to a loan obtained from Arthur G. Ritchie. The loan originated from amounts owed by the Company to Arthur G. Ritchie by virtue of his previous employment contracts as President and Chief Executive Officer. Arthur G. Ritchie ceased to be President and Chief Executive Officer on October 31, 2009. The total amount owing under the loan agreement as at November 1, 2009 was $1,466,677. Under the terms of the loan agreement, the loan is repayable in three (3) principal annual installments of $488,892 over 3 years on January 1, 2011, 2012 and 2013. The loan bears interest at 15% that is payable semi-annually on January 1 and June 30 of each year. The amount may be prepaid at any time by the Company without penalty. In the event of default to pay an amount when due, Arthur G. Ritchie has the right to convert all outstanding amounts owed to him hereunder into Common Shares of the Company based on the average closing price of the shares on the OTC Bulletin Board for the month immediately preceding the month in which such right is exercised. In addition and also upon default, the significant shareholder shall have the right to require the Company to purchase all Common Shares in the capital stock of the Company owned directly or indirectly by Arthur G. Ritchie at a purchase price per share equal to the greater of:

i.	the average closing price of the shares on the OTC Bulletin Board over the previous 30- day period plus 15%, or
ii.	the book value of the shares as determined by the auditors of the Company.

As at July 31, 2011, the Company was in default as it did not make its January 1, 2011 installment. However, a Standstill Agreement was signed between the Company and Arthur G. Ritchie, effective February 1, 2011, and the default was cured during the three months ended October 31, 2011 as the Company paid the significant shareholder a pro-rata amount of $1,329,781 from the initial proceeds received on the transaction described in Note 7 of the consolidated financial statements. During the fiscal year ended July 31, 2012, the Company paid out the remainder of the amount outstanding. The Company received a full release of the associated hypothec.

As at July 31, 2012, no amount was outstanding under the loan agreement. As at July 31, 2011 $1,685,411 including accrued interest of $481,751 was outstanding under the loan agreement.

In conjunction with the original loan agreement, the Company also issued 103,061 warrants to Arthur G. Ritchie, with each warrant entitling the holder to purchase one Class ”A” Common Share of the Company at a price of US$0.44 per share and each warrant being valid for the term of the agreement. The residual valuation method was used to allocate the proceeds between the debt and equity components of the shareholder loan. It was determined that the value of the debt component would comprise the entire face value of the loan since the loan had no maturity date. Hence, the value of the equity component was determined to be nil. These warrants expired during the fiscal year 2010.

(b)

The Company, effective November 1, 2009, also signed a consulting agreement with Arthur G. Ritchie. The agreement provides for a fixed payment on the first of each month in the amount of $21,013 and expires on October 31, 2011. Payments made under the consulting agreement during the year ended July 31, 2012 amounted to $105,065 with a balance owing at July 31, 2012 of nil. Payments made under the consulting agreement during the year ended July 31, 2011 amounted to $210,130 with a balance owing at July 31, 2011 of $42,026 (August 1, 2010 – nil).

(c)

Arthur G. Ritchie was entitled to, under his previous employment contracts, bonuses based on the achievement of gross revenues resulting from the licensing, sale or other disposition of the Company’s Nucleus software products. The bonuses terminated effective November 1, 2009 when he ceased to be the President and Chief Executive Officer. As at July 31, 2012, July 31, 2011 and August 1, 2010, bonuses payable amounted to nil, $165,386 and $165,386, respectively.

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

During fiscal year 2011 and fiscal year 2010, we obtained various loans from the Chief Executive Officer, who is also a shareholder, in the form of Promissory Notes for a total amount of $341,621 (U.S.$325,000) (2011: $41,728 (U.S.$40,000); 2010: 299,893 (U.S.$285,000)). Under the terms of the Promissory Notes, the amounts are repayable within 30 days of receipt of a written demand from the noteholder. The Promissory Notes bear interest at 10% payable on the last business day of each calendar month. As at July 31, 2010, an amount of $300,893 (U.S.$287,847), including accrued interest of $2,927 (U.S.$2,847), was outstanding on the Promissory Notes. During the year ended July 31, 2011, a private placement was completed which converted the principal value amounting to $341,621 (U.S.$325,000) of the Promissory Notes. As at July 31, 2012, an amount of accrued interest of nil was outstanding (July 31, 2011 - $22,014 (US$23,040); August 1, 2010 - nil).

3)	Private Placements

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

In November 2009, the Company completed a non-brokered private placement where the Company issued 785,715 units for U.S.$0.70 per unit, for total gross proceeds of $587,835 (U.S.$550,000) to investors, one of whom is Thomas M. O’Donnell, the Chief Executive Officer of the Company. Each unit consists of two Class “A” Common Shares and one warrant to purchase one Class “A” Common Share for an exercise price of U.S.$0.50 per share.

In March 2011, the Company completed a non-brokered private placement where the Company issued 1,071,432 units for U.S.$0.70 per unit, for total gross proceeds of $775,073 (U.S.$750,000) to investors, one of whom is Thomas M. O’Donnell, the Chief Executive Officer of the Company. Each unit consists of two Class “A” Common Shares and one warrant to purchase one Class “A” Common Share for an exercise price of U.S.$0.50 per share.

Key Management Personnel

In addition to the amount due to shareholders as described above, related party transactions that the Company incurs include those with key management personnel which consist of the Chief Executive Officer, the President, the Chief Financial Officer and the Vice-president of Research and Development along with other members of the Board of Directors. They control 14.2% of the voting shares of the Company.

Key management personnel compensation is comprised of the following for the years ended July 31, 2012 and 2011:

	July 31,	July 31,
	2012	2011
Wages, salaries, bonus and other short-term benefits, including amounts paid through their holding companies	$1,193,253	$799,738
Share-based compensation	185,069	710,034
	$1,378,322	$1,509,772

	July 31,	July 31,	August 1,
	2012	2011	2010
Payable to related parties	$80,000	$-	$-

During the fourth quarter, Senior management including the Chief Executive Officer, the President, the Chief Financial Officer and the Vice-President of Research and Development left the Corporation. The Board of Directors retained the services of a strategic advisor and a financial consultant to assist them in fulfilling the responsibilities normally associated with these positions.

C.	Interests of Experts and Counsels

Not applicable.

ITEM 8.	FINANCIAL INFORMATION

A.	Consolidated Statements and Other Financial Information

Consolidated Financial Statements

The Company’s consolidated financial statements are set out under Item 18.

Legal Proceedings

The Company is party to claims and lawsuits in the normal course of business, which are being contested. In the opinion of management, the outcome of such claims and lawsuits will not have a material effect on the Company’s financial results and position, and accordingly, no amounts have been recorded as at July 31, 2012.

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

Subsequent to July 31, 2012, the Company had the following significant events:

During the year, the Company had to delay the filing of its interim financial report and related management’s discussion and analysis for the interim period ended April 30, 2012 beyond the filing deadline of June 29, 2012 due to the departure of the Chief Financial Officer in early June 2012.

The Company was then advised by the Autorité des Marchés Financiers (the “AMF”) that, in accordance with the guidelines set out in Policy Statement 12-203 respecting Cease Trade Orders for Continuous Disclosure Defaults, it had issued a cease trade order that prohibits all trading of the securities of the Company. The cease trade order was lifted by the AMF in October 2012.

ITEM 9.	THE OFFER AND LISTING

A.	Offer and listing details

The following tables set forth the price ranges and volume of Common Shares during the periods indicated on the OTCBB.

Quarter Ended	High	Low	Volume
July 31, 2012	0.22	0.05	482,800
April 30, 2012	0.41	0.11	485,500
January 31, 2012	0.63	0.25	372,100
October 31, 2011	0.65	0.30	166,100
July 31, 2011	0.63	0.37	305,486
April 30, 2011	0.62	0.34	383,984
January 31, 2011	0.42	0.28	335,877
October 31, 2010	0.46	0.25	215,699
July 31, 2010	0.56	0.26	174,174
April 30, 2010	0.53	0.32	305,235
January 31, 2010	0.50	0.29	234,468
October 31, 2009	0.50	0.25	216,644
July 31, 2009	0.45	0.30	312,065
April 30, 2009	0.40	0.26	273,716
January 31, 2009	0.57	0.28	642,333
October 31, 2008	0.81	0.48	345,400
July 31, 2008	0.85	0.70	539,300
April 30, 2008	0.55	0.31	648,500
January 31, 2008	0.50	0.31	578,400
October 31, 2007	0.55	0.40	599,400
July 31, 2007	0.58	0.35	667,400
April 30, 2007	0.65	0.40	361,600

January 31, 2007	0.70	0.40	460,900
October 31, 2006	0.48	0.38	348,500

Fiscal Year Ended)	High	Low	Volume
July 2012	0.65	0.05	1,506,500
July 2011	0.63	0.25	1,241,046
July 2010	0.56	0.25	930,521
July 2009	0.81	0.26	1,573,394
July 2008	0.85	0.31	2,365,600
July 2007	0.70	0.35	1,838,400

B.	Plan of Distribution

Not applicable.

C.	Markets

The Company’s Common Shares have been traded in the United States on the OTCBB since August 9, 2005, under the symbol "SNDTF". Before August 9, 2005, the Company’s Common Shares were listed on the Nasdaq SmallCap Market System.

In 2008, the management of SAND had learned that its Common Shares had been listed for trading on the Berlin-Bremen Stock Exchange (the "Berlin Exchange") under the symbol "SD1A", without the Company’s prior knowledge, consent or authorization. Any authorized broker may list a company on the Berling Exchange by filing an application with the administration of the exchange for a permit to trade a company’s stock already listed on and regulated by other markets. SAND does not anticipate that this will materially affect the price of its Common Shares.

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

SAND was incorporated on December 10, 1982 under the provisions of the CBCA. The articles of the Company place no restrictions upon the Company’s objects and purposes.

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

Meetings

The CBCA provides that the Company must call an annual meeting of its shareholders not later than 15 months after holding the last preceding annual meeting but no later than 6 months after the end of the Company’s preceding financial year. The Company must give notice of any meeting to its shareholders entitled to receive notice not more than 60 days prior to and not less than 21 days before the date of meeting. The CBCA requires the directors of a company to provide with the notice of a general meeting a form of proxy for use by every member entitled to vote at such meeting as well as an information circular containing prescribed information regarding the matters to be dealt with and the conduct of the meeting.

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

Description of Share Capital

The authorized share capital of the Company consists of an unlimited number of Class “A” Common Shares, all without par value, and an unlimited number of Class B Shares, issuable in series, all without par value, of which Class B, Series A Shares have been authorized.

Class “A” Common Shares

The Class “A” Common Shares of the Company have the following rights, privileges, restrictions and conditions:

  Dividends: Subject to the prior rights of the holders of the Class B Shares and any other shares ranking senior to the Class “A” Common Shares with respect to priority in the payment of dividends, the holders of Class “A” Common Shares are entitled to receive dividends and the Company must pay dividends thereon, as and when declared by the Board of Directors of the Company out of moneys properly applicable to the payment of dividends, in such amount and in such form as the Board of Directors of the Company may from time to time determine and all dividends which the Board of Directors of the Company may declare on the Class “A” Common Shares must be declared and paid in equal amounts per share on all Class “A” Common Shares at the time outstanding.

  Dissolution: In the event of the dissolution, liquidation or winding-up of the Company, whether voluntary or involuntary, or any other distribution of assets of the Company among its shareholders for the purpose of winding-up its affairs, subject to the prior rights of the holders of the Class B Shares and any other shares ranking senior to the Class “A” Common Shares with respect to priority in the distribution of assets upon dissolution, liquidation, winding-up or distribution for the purpose of winding-up, the holders of the Class “A” Common Shares are entitled to receive the remaining property and assets of the Company.

  Voting Rights: The holders of the Class “A” Common Shares are entitled to receive notice of and to attend all meetings of the shareholders of the Company and have one vote for each Class “A” Common Share held at all meetings of the shareholders of the Company, except meetings at which only holders of another specified class or series of shares of the Company are entitled to vote separately as a class or series.

There are no redemption or sinking fund provisions relating to the Class “A” Common Shares and the Class “A” Common Shares are fully paid and non-assessable.

Class B Shares

The Class B Shares, as a class, have the following rights, privileges, restrictions and conditions:

  Directors’ Authority to Issue in One or More Series: The Board of Directors of the Company may issue the Class B Shares at any time and from time to time in one or more series. Before the first shares of a particular series are issued, the Board of Directors of the Company must fix the limited or unlimited number of shares in such series and must determine, subject to the limitations set out in the articles, the designation, rights, privileges, restrictions and conditions to be attached to the shares of such series including, without limitation, the rate or rates, amount or method or methods of calculation of dividends thereon, the time and place of payment of dividends, whether cumulative or non-cumulative or partially cumulative and whether such rate, amount or method of calculation shall be subject to change or adjustment in the future, the currency or currencies of payment of dividends, the consideration and the terms and conditions of any purchase for cancellation, retraction or redemption rights (if any) (but in no event shall the voting rights attributable to a Class B Share exceed those attributable to a Class “A” Common Share), the conversion or exchange rights attached thereto (if any), the voting rights attached thereto (if any), and the terms and conditions of any share purchase plan or sinking fund with respect thereto. Before the issue of the first shares of a series, the Board of Directors of the Company shall send to the Director (as defined in the CBCA) articles of amendment containing a description of such series including the designation, rights, privileges, restrictions and conditions determined by the Board of Directors of the Company.

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

  Voting Rights: Except as otherwise required by law or in accordance with any voting rights which may from time to time be attached to any series of Class B Shares, the holders of the Class B Shares as a Class “A”re not entitled as such to receive notice of, to attend or to vote at any meeting of the shareholders of the Company.
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

Voting Rights

Each holder of Class B, Series A Shares shall be entitled to receive notice of and to attend all meetings of shareholders of the Company, except meetings at which only holders of other classes or series of shares are entitled to attend, and at all such meetings shall be entitled to a number of votes equal to the number of Class “A” Common Shares of the Company then issuable upon the conversion of the Class B, Series A Shares into Class “A” Common Shares and to vote together with the holders of Class “A” Common Shares of the Company.

Cumulative Dividends

The holders of the Class B, Series A Shares shall be entitled to receive and the Company shall pay to them, always in preference and priority to any payment of dividends on the Class “A” Common Shares of the Company and any other Shares of the Company ranking junior to the Class B, Series A Shares, as and when declared by the Board of Directors of the Company out of moneys of the Company properly applicable to the payment of dividends, fixed, cumulative cash dividends at the annual rate per share of 7% of the amount equal to the amount recorded in the stated capital account maintained in respect of the Class B, Series A Shares outstanding payable quarterly, by cheque of the Company or in kind. Such dividend on any particular Class B, Series A Share shall accrue and be cumulative from the date of issue of such Class B, Series A Share. In the event the price of the Common Shares of the Company is more than 200% of the conversion price of the Class B, Series A Shares for thirty (30) consecutive trading days, and provided that a Registration Statement has been declared effective by the S.E.C. or 365 days have passed since the initial issue of the Class B, Series A Shares, the Company shall cease paying dividends.

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

Conversion Rights

The holders of the Class B, Series A Shares shall have the right at any time to convert the Class B, Series A Shares into a number of Class “A” Common Shares of the Company equal to the amount received by the Company upon the initial issue of each Class B, Series A Share plus all accrued and unpaid cumulative dividends divided by the conversion price of $0.40 per Class B, Series A Share (the "Conversion Price").

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

On any conversion of Class B, Series A Shares the share certificates for Common Shares of the Company resulting therefrom shall be issued in the name of the registered holder of the Class B, Series A Shares converted or in such name or names as such registered holder may direct in writing, provided that such registered holder shall pay any applicable security transfer taxes. In either instance the transfer form on the back of the certificates in question shall be endorsed by the registered holder of the Class B, Series A Shares or his duly authorized attorney, with signature guaranteed in a manner satisfactory to the Company, provided that the Company may waive the requirement for any such guarantee.

In the event that the Company issues Class “A” Common Shares, Class B Shares or other securities at a price which is less than the then current conversion price of the Class B, Series A Shares, the conversion price of the Class B, Series A Shares shall be reduced to the price at which the Class “A” Common Shares, Class B Shares or other securities are issued. The following issuances of securities shall not bring about the foregoing reduction in the conversion price: (i) securities issued upon the conversion of any Class B, Series A Shares; (ii) securities issued upon the conversion of any debenture, warrant, option or other convertible security; and (iii) Class “A” Common Shares of the Company (or options or rights or purchase such Class “A” Common Shares) issued or issuable to employees, directors, officers or consultants pursuant a plan approved by the Board of Directors of the Company.

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

The material contracts concluded by the Company for the two years immediately preceding publication of this Report are as follows:

  The Company is a party to the Asset Purchase Agreement dated October 4, 2011 (the "Asset Purchase Agreement") among the Company, STSI Licensing, LLC, Sand Technology Corporation, Sand Technology Limited, Sand Technology (Ireland) Limited, Sand Technology Deutschland GmbH, Sand Technology Australia Pty Ltd, and Informatica Software, Limited. Under the terms of the Asset Purchase Agreement, the Company and its subsidiaries sold certain of their assets relating to their Nearline and SAP Nearline lines of business for consideration of up to US$8 million. After deductions for earn-out milestones, customers’ consent holdback, an escrow amount relating to representations and warranties and other amounts, the Company received initial proceeds of U.S.$4,172,465 at the closing of this transaction. In connection with this transaction, the Company entered into a Restricted Covenants Agreement dated October 4, 2011 (the "Restrictive Covenants Agreement") pursuant to which the Company agreed to not, and to ensure that its affiliates do not, engage in certain activities competitive with the business sold under the Asset Purchase Agreement for a period of two years after the date of the Restricted Covenants Agreement. The Company collected an additional US$3,000,000 during the year ended July 31, 2012. The Company anticipates it will be able to meet all its obligations under the asset purchase agreement governing this transaction to collect the remaining amount due from the sale and an amount US$800,000 was recorded in other receivables.

  On September 7, 2011, the Company completed a bridge loan financing in the amount of $1,000,000 from a group of investors. The bridge loan has a term of three months with interest at 15% and was entirely repaid at its maturity date of November 30, 2011. Interest was prepaid from the proceeds of the bridge loan.

  In March 2011, the Company completed a non-brokered private placement where the Company issued 1,071,432 units for U.S.$0.70 per unit, for total gross proceeds of U.S.$750,000 to investors, one of whom is Thomas M. O’Donnell, the former Chief Executive Officer of the Company. Each unit consists of two Class “A” Common Shares and one warrant to purchase one Class “A” Common Share for an exercise price of U.S.$0.50 per share.

  Please see Item 6B - Compensation and Item 7B - Related Party Transactions for contracts entered into by SAND with its directors and officers.

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

Certain types of transactions are exempt from application of the Investment Act including acquisitions of control of the Company:

a)	by the acquisition of voting shares or the voting interests by any person in the ordinary course of that person’s business as a trader or dealer in securities;

b)	in connection with the realization of security granted for a loan or other financial assistance and not for any purpose related to the Investment Act;

c)	for facilitating its financing and not for any purpose related to the Investment Act on the condition that the acquirer divest control within two years after control was acquired; and

d)

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

Certain Canadian Federal Income Tax Consequences

The discussion under this heading summarises the material Canadian federal income tax consequences of acquiring, holding and disposing of Common Shares of the Company for a shareholder of the Company who is not resident in Canada but is resident in the United States who benefits from the provisions of the Convention and who will acquire and hold Common Shares of the Company as capital property for the purpose of the Income Tax Act (Canada) (the "Tax Act"). This summary does not apply to a shareholder who carries on business in Canada through a "permanent establishment" situated in Canada or who has a fixed tax base regularly available to him through which he or she performs independent personal services in Canada if the shareholder’s holding in the Company is effectively connected with such permanent establishment or fixed base. This summary is based on the provisions of the Tax Act and the regulations thereunder and on the Company’s understanding of the administrative practices of the Canada Revenue Agency and takes into account all specific proposals to amend the Tax Act or regulations made by the Minister of Finance of Canada to November 28, 2012. It has been assumed that there will be no other relevant amendment of any governing law although no assurance can be given in this respect. This discussion is general only and is not a substitute for independent advice from a shareholder’s own Canadian and U.S. tax advisors.

The provisions of the Tax Act are subject to income tax treaties to which Canada is a party, including the Convention and the Protocols to the Convention.

Dividends on Common Shares

Under the Tax Act, a non-resident of Canada is generally subject to Canadian withholding tax at the rate of 25% on dividends paid or deemed to have been paid to him by a Company resident in Canada. The Convention limits the rate to 15% if the shareholder is resident in the United States and the dividends are beneficially owned by and paid to him, and to 5% if the shareholder is a company that beneficially owns at least 10% of the voting shares of the payer company. The Convention generally exempts from Canadian income tax dividends paid to a religious, scientific, literary, educational or charitable organization or to an organization constituted and operated exclusively to administer a pension, retirement or employee benefit fund or plan, if the organization is resident in the United States and is exempt from income tax under the laws of the United States.

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

a)

the value of the shares is derived principally from "real property" in Canada, including the right to explore for or exploit natural resources and rights to amounts computed by reference to production,

b)

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

c)	the shares formed part of the business property of a "permanent establishment" that the shareholder has or had in Canada within the 12 months preceding the disposition.

Notwithstanding the potential exemption from Canadian tax provided under the Convention, where a nonresident of Canada disposes of Common Shares of the Company that are "taxable Canadian property", the non-resident is required to file a Canadian income tax return in respect of any such dispositions.

Certain United States Federal Income Tax Considerations

The following discussion summarises the material United States federal income tax consequences to certain U.S. Holders (as defined below) of the acquisition, ownership and disposition of the Company’s Common Shares. This discussion assumes such holders hold the Common Shares as capital assets for United States Federal income tax purposes. This discussion does not address consequences peculiar to persons subject to special provisions of federal income tax law, such as tax-exempt organizations, qualified retirement plans, financial institutions, life insurance companies, real estate investment trusts, regulated investment companies, broker-dealers, non-resident alien individuals or foreign companies, shareholders actually or constructively owning Common Shares representing 10% of the vote and value of the Company, a person that holds shares as part of a straddle or hedging or conversion transaction, or a person liable for alternative minimum tax. In addition, this discussion does not address any state, local or foreign tax consequences.

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

Distributions on Common Shares

Dividends (without reduction for Canadian income tax withheld) paid to a no corporate U.S. Holder in taxable years beginning before January 1, 2011 that constitute qualified dividend income will be taxable to such holder at a maximum tax rate of 15% provided that the non corporate U.S. Holder holds shares for more than 60 days during the 121 day period beginning 60 days before the ex-dividend date and meets other holding period requirements. A U.S. Holder must include the dividend in its taxable income when the holder receives the dividend, actually or constructively. The dividend will not be eligible for the dividends-received deduction generally allowed to U.S. corporations in respect of dividends received from other U.S. corporations. The amount of the dividend distribution that a U.S. Holder must include in its income will be the U.S. dollar value of the payments made, determined at the spot rate on the date of the dividend distribution, regardless of whether the payment is in fact converted into U.S. dollars. Generally, any gain or loss resulting from currency exchange fluctuations during the period from the date the U.S. Holder includes the dividend payment in income to the date it converts the payment into U.S. dollars will be treated as ordinary income or loss and will not be eligible for the special tax rate applicable to qualified dividend income. The gain or loss generally will be income or loss from sources within the U.S. for foreign tax credit limitation purposes. Distributions in excess of current and accumulated earnings and profits, as determined for U.S. federal income tax purposes, will be treated as a non-taxable return of capital to the extent of U.S. Holder’s basis in the shares and thereafter as capital gain.

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

Based on the nature of the income, assets and activities of the Company, it is not certain whether the Company could be classified as a PFIC for any taxable year. While the Company believes that it presently not a PFIC there can be no assurance that the Internal Revenue Service will not successfully challenge our position or that we will not become a PFIC in a future taxable year, as PFIC status is tested each year and depends on our assets and income in such year.

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

We file annual reports and other information with the SEC. You may read and copy any of these documents at the SEC’s Public Reference Room at Judiciary Plaza, 100 F Street N.E., Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at (800) SEC-0330. The SEC maintains an internet site that contains reports, proxy and information statements and other information regarding issuers that file electronically with the SEC. The address of that site is http://www.sec.gov.

Any shareholder may also inspect any of the documents or Exhibits referred to in this Report or any other disclosure by making a request to the Company in writing.

I.	Subsidiary Information

Information relating to the Company’s subsidiaries is described in – Information on the Company –particularly under "Organizational Structure" in Item 4 and in "Exhibit 8.1" to this Annual Report on Form 20-F.

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

We are subject to liquidity risk, the risk that we may not be able to meet our financial obligations as they fall due. We manage this risk by regularly evaluating the liquid resources available to fund the current and long-term obligations in a cost-effective manner using budgets and cash flow estimates.

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

As of July 31, 2012, an evaluation was carried out, under the supervision of and with the participation of management, including a Director performing the functions similar to those performed by the Chief Executive Officer ("CEO") and a another Director performing the functions similar to those performed by the Chief Financial Officer ("CFO"), of the effectiveness of the Company’s disclosure controls and procedures as defined in National Instrument 52-109 - Certification of Disclosure in Issuers’ Annual and Interim Filing and in Rule 13a-15 or 15d-15 under the Exchange Act.

Based upon that evaluation, our Directors performing the functions similar to those performed by the CEO and the CFO concluded that our disclosure controls and procedures were effective in ensuring that information required to be disclosed by the Company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms, and that information required to be disclosed by the Company in the reports that it files or submits under the Exchange Act is accumulated and communicated to the Company’s management, including its CEO and CFO, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.

B.	Management’s Annual Report on Internal Control over Financial Reporting

During fiscal 2012, following the resignation of two Directors, the announcement of a restructuring and the departure of Senior management including the Chief Executive Officer, the President, the Chief Financial Officer and the Vice-president of Research and Development, the Board of Directors retained the services of a strategic advisor and a financial consultant to assist them in fulfilling the responsibilities normally associated with these positions.

Our Directors performing the functions similar to those performed by the CEO and the CFO are responsible for establishing and maintaining adequate internal control over financial reporting for the Company. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of our financial reporting for external purposes in accordance with Canadian generally accepted accounting principles. Internal control over financial reporting includes maintaining records that in reasonable detail accurately and fairly reflect the transactions and disposition of our assets; providing reasonable assurance that transactions are recorded as necessary for preparation of our financial statements; providing reasonable assurance that receipts and expenditures of the Company are made in accordance with management authorization; and providing reasonable assurance that unauthorized acquisition, use or disposition of Company assets that could have a material effect on our financial statements would be prevented or detected on a timely basis. Because of its inherent limitations, internal control over financial reporting is not intended to provide absolute assurance that a misstatement of our financial statements would be prevented or detected. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Our Directors performing the functions similar to those performed by the CEO and the CFO, assisted by their consultants, conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, they concluded that the Company’s internal control over financial reporting was effective as of July 31, 2012.

The changes made to our internal controls over financial reporting during the fiscal year ended July 31, 2012 have not materially affected, or are not reasonably likely to materially affect our internal controls over financial reporting.

ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT

P. Wayne Musselman is a non-management and unrelated director. P. Wayne Musselman is the Chairman of the Audit Committee during the year ended July 31, 2012.

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

The aggregate fees billed for professional services rendered by Raymond Chabot Grant Thornton LLP, the principal accountant for the Company, for the audit of the Company’s annual financial statements and services normally provided by such accountants in connection with the Company’s statutory and regulatory filings for the Company’s fiscal year ended July 31, 2012, were $55,000 ($95,000 in the fiscal year ended July 31, 2011).

(b)	Audit-Related Fees

There were no fees billed for assurance and related services by Raymond Chabot Grant Thornton LLP that are reasonably related to the performance of the audit or review of the Company’s financial statements for the Company’s fiscal year ended July 31, 2012 ($nil in the fiscal year ended July 31, 2011).

(c)	Tax Fees

The aggregate fees billed for products and services rendered by Deloitte & Touche LLP for tax compliance, tax advice and tax planning for the Company’s fiscal ended July 31, 2012 were $8,000 ($63,480 in the fiscal year ended July 31, 2011).

There were zero fees billed for tax services by Raymond Chabot Grant Thornton LLP.

(d)	All Other Fees

The aggregate fees billed for professional services rendered by Raymond Chabot Grant Thornton LLP other than the fees reported in this Item 16C above during the Company’s fiscal year ended July 31, 2012 was $23,950 (nil in fiscal year ended July 31, 2011).

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

None of the hours expended by Raymond Chabot Grant Thornton LLP on its engagement to audit the Company’s financial statements for the fiscal year ended July 31, 2012, were performed by persons other than full-time permanent employees of Raymond Chabot Grant Thornton LLP.

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

The Audited Consolidated Financial Statements and the related notes included in this Annual Report as at and for the years ended July 31, 2012 and 2011 were prepared in accordance with International Financial Reporting Standards and are expressed in Canadian dollars.

The Audited Consolidated Financial Statements as at July 31, 2010, 2009 and 2008 were prepared in accordance with Canadian generally accepted accounting principles and reconciled to accounting principles generally accepted in the United States of America, which are not included in this Annual Report but have previously been filed with the Commission.

For a history of the exchange rates which were used for Canadian dollars against U.S. dollars, see Section A – Selected Financial Data under Item 3 "Key Information" of this Report.

SAND Technology Inc.

Consolidated Financial Statements
July 31, 2012

SAND Technology Inc.
Consolidated Balance Sheets
As at
(Expressed in Canadian Dollars)

		July 31,	July 31,	August 1,
	Note	2012	2011	2010
ASSETS
Current Assets
Cash		$811,655	$810,745	$579,270
Trade and other receivables	8	476,833	541,959	739,144
Research and development tax credits receivable		502,514	663,857	660,000
Prepaid expenses		70,039	117,305	74,541
		1,861,041	2,133,866	2,052,955

Other receivables	7,9	975,285	-	-
Capital assets	10	376,352	81,361	64,488
		$3,212,678	$2,215,227	$2,117,443

LIABILITIES
Current Liabilities
Trade and other payables	12	$677,099	$776,623	$984,149
Deferred revenue		1,086,802	1,179,652	1,135,814
Deferred lease inducements		-	-	19,558
Due to shareholders	13	-	1,425,945	896,369
		1,763,901	3,382,220	3,035,890

Deferred revenue		266,114	696,275	106,124
Deferred lease inducements		130,000	-	-
Due to shareholders	13	-	488,892	977,784
Convertible debentures	14	834,368	696,961	647,321
Other financial liabilities	14	154,264	315,213	342,927
		3,148,647	5,579,561	5,110,046

SHAREHOLDERS' EQUITY (DEFICIENCY)
Share capital	16,17	39,710,565	39,706,665	38,976,108
Contributed surplus		2,483,774	1,863,006	758,302
Deficit		(42,130,308)	(44,934,005)	(42,727,013)
		64,031	(3,364,334)	(2,992,603)
		$3,212,678	$2,215,227	$2,117,443

The accompanying notes are an integral part of the consolidated financial statements.

On behalf of the Board of Directors,

George Wicker, Director	P. Wayne Musselman, Director

SAND Technology Inc.
Consolidated Statements of Comprehensive Income
Years ended
(Expressed in Canadian Dollars, except for number of common shares)

	Note	July 31, 2012	July 31, 2011

Revenue		$2,500,228	$4,633,693
Cost of sales and product support		1,099,741	1,092,995
Gross profit		1,400,487	3,540,698

Operating expenses
Research and development costs, net	4	1,441,537	1,223,963
Selling, general and administrative		5,308,812	5,607,068
		6,750,349	6,831,031
Operating loss		(5,349,862)	(3,290,333)
Net finance expense	5	698,068	370,023
Loss from continuing operations		(6,047,930)	(3,660,356)
Gain on sale of discontinued operations	7	8,571,967	-
Earnings from discontinued operations, net of tax	7	279,660	1,453,364
Net income (loss) and comprehensive income (loss)		$2,803,697	$(2,206,992)

Basic income (loss) per share	18	$0.14	$(0.13)
From continuing operations		$(0.31)	$(0.21)

Diluted income (loss) per share	18	$0.14	$(0.13)
From continuing operations		$(0.31)	$(0.21)

Basic weighted average number of common shares	18	19,466,896	17,048,978
Diluted weighted average number of common shares	18	19,574,397	17,048,978

The accompanying notes are an integral part of the consolidated financial statements.

SAND Technology Inc.
Consolidated Statements of Changes in Shareholders’ Equity
Years ended July 31, 2012, and 2011
(Expressed in Canadian Dollars, except for number of common shares)

		Share Capital
		Number of
		class "A"		Contributed		Shareholders'
	Note	common shares	Amount	surplus	Deficit	equity

Balance as at August 1, 2010		15,889,620	$38,976,108	$758,302	$(42,727,013)	$(2,992,603)
Transactions with Owners
Net income and and total comprehensive income		-	-	-	(2,206,992)	(2,206,992)
Common shares issued as part of private placement	15	2,142,864	579,175	-	-	579,175
Common shares issued in settlement of debt	16	411,152	143,903	-	-	143,903
Warrants exercised	14	780,000	6,879	-	-	6,879
Warrants issuance as part of a private placement	15			195,898		- 195,898
Stock options exercised	17	60,000	600	-	-	600
Share-based compensation	17	-	-	908,806	-	908,806
Balance as at July 31, 2011		19,283,636	$39,706,665	$1,863,006	$(44,934,005)	$(3,364,334)

Balance as at July 31, 2011		19,283,636	$39,706,665	$1,863,006	$(44,934,005)	$(3,364,334)
Transactions with Owners
Net income and and total comprehensive income		-	-	-	2,803,697	2,803,697
Warrants issuance as part of a bridge loan	11			220,321		220,321
Exercise of stock options	17	390,000	3,900	-	-	3,900
Share-based compensation	17			400,447	-	400,447
Balance as at July 31, 2012		19,673,636	$39,710,565	$2,483,774	$(42,130,308)	$64,031

The accompanying notes are an integral part of the consolidated financial statements.

SAND Technology Inc.
Consolidated Statements of Cash Flows
Years ended
(Expressed in Canadian Dollars)

		July 31,	July 31,
	Note	2012	2011
OPERATING ACTIVITIES
Net income (loss)		$2,803,697	$(2,206,992)
Adjustment for non-cash and other items
Depreciation of capital assets	10	57,577	40,597
Gain on sale of discontinued operations	7	(8,571,967)	-
Stock-based compensation	17	400,447	908,806
Accretion of debt component of convertible debentures	14	137,407	49,640
Change in fair value of other financial liabilities		(160,949)	(27,714)
Accretion of bridge loan		220,321	-
Interest expense on financial liabilities measured at amortized cost		132,402	275,952
Amortization of deferred lease inducement		(13,000)	(19,558)
Changes in working capital items
Trade and other receivable		67,665	208,105
Research and development tax credits receivable		161,343	(3,858)
Prepaid expenses		48,150	(42,078)
Other receivables	9	(199,935)	-
Trade and other payables		(143,987)	59,023
Deferred revenue		(99,633)	648,893
Cash flows from operating activities		(5,160,462)	(109,184)

INVESTING ACTIVITIES
Purchase of capital assets	10	(352,568)	(57,436)
Proceeds from sale of discontinued operations	7	7,443,530	-
Cash flows from investing activities		7,090,962	(57,436)

FINANCING ACTIVITIES
Financing interest paid		(105,582)	(69,642)
Deferred lease inducements		143,000	-
Due to shareholders	13	-	362,067
Repayments of due to shareholders	13	(1,914,837)	(304,028)
Proceeds from bridge loan	11	962,500	-
Repayment of bridge loan	11	(1,000,000)	-
Exercise of stock options	17	3,900	600
Warrants exercised	14	-	6,879
Issuance of units related to private placements	15	-	448,558
Cash flows from financing activities		(1,911,019)	444,434
Effect of exchange rate changes on cash		(18,571)	(46,339)
Net increase in cash		910	231,475
Cash, beginning of year		810,745	579,270
Cash, end of year		$811,655	$810,745

The accompanying notes are an integral part of the consolidated financial statements.

SAND Technology Inc.
Notes to Consolidated Financial Statements
July 31, 2012 and 2011
(Expressed in Canadian Dollars, unless otherwise stated)

1 - NATURE AND GENERAL BUSINESS DESCRIPTION

SAND Technology Inc. is the ultimate parent company. It is domiciled in Canada and is a federally incorporated company under the Canada Business Corporations Act. SAND Technology Inc. maintains its registered office at 4115 Sherbrooke St. West, Westmount, Quebec, Canada, and is a publicly-traded company listed on the Over-the-Counter (“OTC”) Bulletin Board in the United States under the symbol ‘SNDTF’. Its fiscal year end is July 31.

The Company and its wholly-owned subsidiaries (collectively the “Company”) are involved in the design, development, marketing and support of software products and services that reduce large amounts of data into a small footprint and enable users to retrieve usable business information from large amounts of data.

2 - GOING CONCERN

The consolidated financial statements have been prepared on a going concern basis. The going concern basis of presentation assumes that the Company will continue in operation for the foreseeable future and be able to realize its assets and discharge its liabilities and commitments in the normal course of business.

With the exception of the gain in the amount $8,571,967 realized from the sale of its SAP Information Lifecycle Management (ILM) Product Line, the Company has incurred operating losses in the past years and has accumulated a deficit of $42,130,308 as at July 31, 2012. The Company has also generated negative cash flows from operations. Historically, the Company financed its operating and capital requirements mainly through issuances of debt and equity. The Company’s continuation as a going concern is dependent upon, amongst other things, attaining a satisfactory revenue level, the support of its customers, a return to profitable operations and the generation of cash from operations, the ability to secure new financing arrangements and new capital. These matters are dependent on a number of items outside of the Company’s control and there exists material uncertainties that may cast significant doubt about the Company’s ability to continue as a going concern.

During the year ended July 31, 2012, the Company addressed some of the uncertainties described above by the following transactions:

1.	It successfully sold its SAP ILM Product Line and realized a gain of $8,571,967;
2.	It reimbursed the due to shareholders in the amount of $1,914,837;
3.

The Company’s board of directors and management team initiated a review of the business, including consideration of all available strategic options, with the objective of maximizing value for shareholders.

4.

The Company reduced its workforce eliminating 20 positions in Canada, the United Kingdom, the U.S., Australia and Germany in an effort to contain costs. This initiative allows the Company to further preserve capital while maintaining a core team to support the ongoing business;

The Company can give no assurance that it will achieve profitability or be capable of sustaining profitable operations. These consolidated financial statements do not include any adjustments relating to the recoverability and classification of the carrying amounts of assets or the amount and classification of liabilities that might result if the Company is unable to continue as a going concern.

SAND Technology Inc.
Notes to Consolidated Financial Statements
July 31, 2012 and 2011
(Expressed in Canadian Dollars, unless otherwise stated)

3 - SIGNIFICANT ACCOUNTING POLICIES

a)	Basis of Presentation and Statement of Compliance

The consolidated financial statements present the Company’s consolidated balance sheets as at July 31, 2012, July 31, 2011 and August 1, 2010, as well as its consolidated income , comprehensive income, cash flows, and changes in shareholders’ equity for the years ended July 31, 2012 and 2011. Until July 31, 2011, the Company’s consolidated financial statements were prepared in accordance with Canadian Generally Accepted Accounting Principles (“GAAP”) that applied prior to the conversion to International Financial Reporting Standards (“IFRS”). In preparing these consolidated financial statements, management applied IFRS 1, First-time Adoption of International Financial Reporting Standards and amended certain recognition and measurement methods to comply with IFRS. The consolidated financial statements of the Company have been prepared in accordance with IFRS. The comparative figures for 2011 were restated to reflect these adjustments. Certain reconciliations and descriptions of the effect of the transition from Canadian GAAP to IFRS on shareholders’ equity, earnings, comprehensive income and cash flows have been provided in Note 25.

The consolidated financial statements were authorized for issue by the Board of Directors on November 28, 2012.

b)	Basis of Measurement

These consolidated financial statements have been prepared on the historical cost basis except for financial liabilities defined under IFRS as liabilities measured at fair value through profit and loss (“FVTPL”) which are measured at fair value.

c)	Critical Accounting Estimates, Judgements and Assumptions

The preparation of the consolidated financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Significant changes in the underlying assumptions could result in significant changes to these estimates. Consequently, management reviews these estimates on a regular basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected. Information about these significant judgments, assumptions and estimates that have the most significant effect on the recognition and measurement of assets, liabilities, income and expenses are summarized below:

Impairments

At the end of each reporting period the Company performs a test of impairment, if there are indicators of impairment. An impairment loss is recognized when the carrying value of an asset or cash generating unit exceeds its recoverable amount, which in turn is the higher of its fair value less costs to sell and its value in use. The value in use is based on discounted estimated future cash flows. The cash flows are derived from the budget or forecasts for the next five years and do not include restructuring activities that the Company is not yet committed to or significant future investments that will enhance the performance of the asset or cash generating unit being tested. The value in use will vary depending on the discount rate applied to the discounted cash flows, the estimated future cash inflows, and the growth rate used for extrapolation purposes.

SAND Technology Inc.
Notes to Consolidated Financial Statements
July 31, 2012 and 2011
(Expressed in Canadian Dollars, unless otherwise stated)

Deferred income taxes
Deferred tax assets are recognized for unused tax losses and tax credits to the extent that it is probable that taxable income will be available against which the losses can be utilized. These estimates are reviewed at every reporting date. Significant management judgment is required to determine the amount of deferred tax assets that can be recognized, based upon the likely timing and the level of the reversal of existing timing differences, future taxable income and future tax planning strategies. Refer to Note 19 for more information regarding the income tax provisions.

Fair value measurement of financial instruments
Where the fair value of financial assets and financial liabilities recorded in the balance sheet cannot be derived from active markets, they are determined using valuation techniques including the discounted cash flows model. The inputs to these models are taken from observable markets where possible, but where this is not feasible, a degree of judgment is required in establishing fair values. The judgments include considerations of inputs such as liquidity risk, credit risk and volatility. Changes in assumptions about these factors could affect the reported fair value of financial instruments. Refer to 23 for more information regarding the fair value measurement of financial instruments.

Leases
In applying the classification of leases in IAS 17, Leases, management considers its leases of buildings and equipment as operating leases. In some cases, the lease transaction is not always conclusive, and management uses judgement in determining whether the lease is a finance lease agreement that transfers substantially all the risks and rewards incidental to ownership.

Allowance for doubtful accounts and revenue adjustments
Each reporting period, the Company makes an assessment of whether accounts receivable are collectible from customers. Accordingly, management establishes an allowance for estimated losses arising from non-payment and other revenue adjustments, taking into consideration customer creditworthiness, current economic trends and past experience. If future collections and trends differ from estimates, future earnings will be affected. Refer to Note 8 and Note 23 for more information regarding the allowance for doubtful accounts and the related credit risks.

Research and development tax credits
The Company’s management monitors whether the recognition requirements for research and development tax credits receivable continue to be met. The Company has made estimates of the recoverable amounts but research and development tax credits must be examined and approved by the tax authorities and the amount allowed may differ from the amount recorded.

Share-based payments
The estimation of share-based payment costs requires the selection of an appropriate valuation model and consideration as to the inputs necessary for the valuation model chosen. The Company has made estimates as to the volatility of its own shares, the life of stock options and warrants granted and the time-period of exercise of those stock options and warrants. The model used by the Company is the Black-Scholes valuation model.

SAND Technology Inc.
Notes to Consolidated Financial Statements
July 31, 2012 and 2011
(Expressed in Canadian Dollars, unless otherwise stated)

d)	Basis of Consolidation

The consolidated financial statements include the accounts of the parent Company and its wholly-owned subsidiaries, Sand Technology Deutschland GmbH, located in Germany, Sand Technology Limited, located in the United Kingdom, Sand Technology (Ireland) Limited, located in Ireland, Sand Technology Corp. and STSI Licensing, LLC, located in the United States and Sand Technology Pty Ltd, located in Australia.

All subsidiaries have a reporting date identical to that of the parent Company. Amounts reported in the financial statements of the subsidiaries follow the same accounting policies adopted by the parent Company.

All intercompany transactions and accounts have been eliminated on consolidation.

e)	Cash and Cash Equivalents

Cash includes cash on hand and demand deposits. The Company considers all highly liquid investments, with a maturity of three months or less, to be cash equivalents. There were no cash equivalents as of July 31, 2012, July 31, 2011 and August 1, 2010.

f)	Trade Receivables

Impairment of trade receivables is constantly monitored. Evidence of impairment may occur when the financial difficulties of a debtor become known or payment delays occur. Impairments are based on historical values, observed customer solvency, the aging of trade receivables and customer-specific and industry risks. In addition, the Company reviews external credit ratings as well as bank and trade references when available. As at July 31, 2012, July 31, 2011 and August 1, 2010, the provision for doubtful accounts was nil.

g)	Capital Assets

Capital assets are recorded at cost less accumulated depreciation and provisions for write-downs. When the cost of a part of an item of capital assets is significant in relation to the total cost of an item and the items have different useful lives, they are accounted for as separate items (major components) of capital assets.

Depreciation is calculated using the straight-line method to write-down the cost to its estimated residual value, with a constant charge over the estimated useful lives of the assets as follows:

Furniture and equipment	5 years
Computer equipment	3 years
Research and development equipment	3 years
Leasehold improvements	Lease term of 10 years

Material residual value estimates and estimates of useful life are updated as required, but at least annually, whether or not the asset is revalued.

h)	Impairment of Capital Assets

Assets are tested for recoverability when events or changes in circumstances indicate that their carrying amount may not be recoverable. Assets are assessed at the end of each reporting period to determine if any indication of impairment exists. If any such indication exists, the Company estimates the recoverable amount of the asset. For the purpose of impairment testing, assets that cannot be tested individually are grouped together into the smallest group of assets that generates cash inflows from continuing use that are largely independent of the cash flows of other assets. The recoverable amount is the higher of fair value less costs to sell (“FVLCS”) and value in use (“VIU”). Recoverability is measured by comparing the carrying amount of the asset to the higher of its FVLCS and its VIU. VIU is calculated using the estimated discounted future cash flows expected to be generated by the asset. The estimation and discounting of cash flows involves key assumptions that consider all information available on the respective testing date. Management uses its judgment, considering past and actual performance as well as expected developments in the respective markets and in the overall macro- economic environment and economic trends to model and discount future cash flows. The Company estimates FVLCS based upon current prices for similar assets. If the carrying amount of the asset exceeds its estimated recoverable amount, the difference is recognized as an impairment charge. With the exception of goodwill, all assets are subsequently reassessed for indications that an impairment loss previously recognized may no longer exist. An impairment charge is reversed if the cash-generating unit’s recoverable amount exceeds its carrying amount.

SAND Technology Inc.
Notes to Consolidated Financial Statements
July 31, 2012 and 2011
(Expressed in Canadian Dollars, unless otherwise stated)

i)	Leased Assets

Leases in which a significant portion of the risks and rewards of ownership are retained by the lessor are classified as operating leases. Payments under an operating lease are charged to the consolidated statement of comprehensive income on a straight-line basis over the period of the lease. Related expenses, such as maintenance and insurance, are charged to income as incurred.

j)	Trade and other Payables

Trade and other payables and accrued liabilities are obligations to pay for goods or services that have been acquired in the normal course of business. Trade and other payables and accrued liabilities are classified as current liabilities if payment is due within one year or less. If not, they are presented as non-current liabilities. Accounts payables and accrued liabilities are recognized initially at fair value plus transaction costs and subsequently measured at amortized cost using the effective interest method.

k)	Basic and Diluted Income (Loss) per Common Share

Basic net income (loss) per share (“Basic EPS”) is computed by dividing net income (loss) available to common shareholders of the parent company by the weighted average number of common shares outstanding for the period.

Diluted earnings per share is computed by dividing adjusted net income available to common shareholders of the parent company by the weighted average number of common shares outstanding adjusted for the effects of all dilutive common share issuances. Dilutive common share issuances shall be deemed to have been converted into ordinary shares at the beginning of the period.

For the purpose of calculating diluted earnings per share, the Company shall assume the exercise of dilutive stock options, warrants, debt conversion and interest expense paid in kind. The assumed proceeds from these instruments shall be regarded as having been received from the issue of common shares at the average market price of common shares during the period. The convertible debenture is antidilutive whenever its interest (net of tax and other changes in income or expense) per common share obtainable on conversion exceeds basic earnings per share.

SAND Technology Inc.
Notes to Consolidated Financial Statements
July 31, 2012 and 2011
(Expressed in Canadian Dollars, unless otherwise stated)

l)	Income Taxes

The Company uses the liability method of accounting for income taxes under which deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. However, deferred tax is not provided on the initial recognition of goodwill or on the initial recognition of an asset or liability unless the related transaction is a business combination or affects tax or accounting profit. Deferred tax assets and liabilities are measured using enacted or substantially enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized as part of the provision for income taxes in the period that includes the enactment date. Deferred tax liabilities are always provided for in full. Deferred tax assets are recognized to the extent that it is probable that they will be able to be utilized against future taxable income. Deferred tax assets and liabilities are offset only when the Company has a right and intention to set off current tax assets and liabilities from the same taxation authority.

m)	Deferred Lease Inducements

Deferred lease inducements are being amortized on a straight-line basis over the term of the lease as a reduction of lease expense.

n)	Convertible Debentures

The component parts of compound financial instruments (convertible debenture) issued by the Company are usually classified separately as financial liabilities and equity in accordance with the substance of the contractual arrangements. Usually, the conversion option that will be settled by the exchange of a fixed amount of cash for a fixed number of the Company’s own equity instruments is classified as an equity instrument. Since the instrument does not meet the fixed for fixed test, the conversion option is classified as a separate other financial liability.

At the date of issue, the debt component is recognized at fair value, which is estimated using the prevailing market interest rate for similar non-convertible instruments. Subsequently, the debt component is measured at amortized cost.

The value of the conversion option classified as other financial liability is determined at fair value at the date of issue. This amount is re-measured at every balance sheet date. When and if the conversion option is exercised, the liability component of convertible debentures will be transferred to share capital. If the conversion option remains unexercised at the maturity date of the convertible debenture, the liability component of the convertible debentures will be transferred to contributed surplus.

Transaction costs that relate to the issue of the convertible debenture such as legal fees, that are directly attributable to the incurrence of financial liabilities are recorded directly in profit and loss.

o)	Shareholders’ Equity (Deficiency)

Share capital represents the amount received on the issue of shares, less issuance costs, net of any underlying income tax benefit from these issuance costs

Contributed surplus includes amounts related to stock options and warrants until such equity instruments are exercised in which case the amounts are transferred to share capital. Contributed surplus also includes equity component of convertible debentures when the conversion option remains unexercised at the maturity date of the convertible debentures.

SAND Technology Inc.
Notes to Consolidated Financial Statements
July 31, 2012 and 2011
(Expressed in Canadian Dollars, unless otherwise stated)

Deficit includes all current and prior period retained profits or losses.

Proceeds from unit placements are allocated between shares and warrants issued according to their relative fair value, using the Black-Scholes option pricing model to determine the fair value of the warrants, and using the quoted price of existing shares at the time of issuance to determine the fair value of the shares.

p)	Foreign Currency Translation

The Company’s functional and reporting currency is the Canadian dollar. Transactions denominated in currencies other than the functional currency are converted into Canadian dollars using the exchange rate in effect at the date of the transaction or the average rate for the period in the case of recurring revenue and expense transactions. Monetary assets and liabilities are revalued into the functional currency at each balance sheet date using the exchange rate in effect at the balance sheet date, with any resulting exchange gains or losses being credited or charged to the profit or loss. Non-monetary assets and liabilities are recorded in the functional currency using the exchange rate in effect at the date of the transaction and are not revalued for subsequent changes in exchange rates.

q)	Revenue Recognition

The Company generates revenues principally through the sale of software licences and services. Software licence revenues are normally generated from licensing the perpetual use of the Company’s software products. Service revenues are generated from sales of maintenance, implementation, consulting and training services performed for customers that licence the Company’s products.

Revenue from the sale of software licence agreements is recognized upon delivery of the software if persuasive evidence of an arrangement exists, collection is probable and the fee is fixed or determinable. Sale of software is recognised when the Company has transferred to the buyer the significant risk and rewards of ownership of the good supplied. Significant risks and rewards are generally considered to be transferred to the buyer when the customer has taken undisputed delivery of the goods.

Revenues from maintenance services for licences previously sold and implemented are recognized over the term of the contract.

Revenues from sales with extended payment terms are recognized when collectability is reasonably assured.

Revenues from consulting and training services not considered as a part of the implementation of software licences are recognized as the services are provided.

Amounts received in advance of the delivery of products or of the performance of services are classified as deferred revenue. Revenues recognized in advance of invoicing to the customer are recorded as unbilled receivables where the collection of the receivable is probable.

SAND Technology Inc.
Notes to Consolidated Financial Statements
July 31, 2012 and 2011
(Expressed in Canadian Dollars, unless otherwise stated)

r)	Research and Development Costs

Research costs are charged to operations in the period in which they are incurred. Development costs are expensed as incurred unless a project meets the criteria under IFRS to be capitalized as an intangible asset. The Company has not deferred any such development costs to date.

s)	Tax Credits

The Company is entitled to scientific research and experimental development tax credits (“research tax credits”) granted by the Canadian federal government and the government of the province of Quebec. Federal research tax credits, which are non-refundable, are earned on qualified research and development expenditures and can only be used to offset federal income taxes otherwise payable. Provincial research tax credits, which are refundable, are earned on qualified research and development expenditures incurred in the province of Quebec. Research tax credits must be reviewed and approved by the tax authorities and it is possible that the amounts granted will differ from the amounts recorded.

The Company is also entitled to refundable tax credits for the development of e-business in information technologies. Such credits are earned at an annual rate of 30% of salaries paid to eligible employees engaged in eligible activities, to a maximum annual tax credit of $20,000 per eligible employee. These credits are recognized when there is reasonable assurance that the Company has met the requirements of the program and there is reasonable assurance that the sums will be received. The tax credits are subject to the receipt of an eligibility certificate each year confirming that the Company has met the eligibility criteria.

Research and development tax and e-business credits relating to eligible expenditures are deducted from the cost of the related assets or included in earnings against the related expenses in the period in which the expenditures are incurred, provided that the Company is reasonably certain that the credits will be received.

t)	Employee Benefits

Short-term employee benefits

Short-term employee benefits include wages, salaries, compensated absences, and bonuses. Short-term employee benefit obligations are measured on an undiscounted basis and are expensed as the related service is provided.

A liability is recognized for the amount expected to be paid under short-term cash bonus if the Company has a present legal or constructive obligation to pay this amount as a result of past service provided by the employee, and the obligation can be estimated reliably.

Termination benefits

Termination benefits are recognized as an expense when the Company is committed demonstrably, without realistic possibility of withdrawal, to a formal detailed plan or through a contractual agreement, to either terminate employment before the normal retirement date, or to provide termination benefits as a result of an offer made to encourage voluntary redundancy. Termination benefits for voluntary redundancies are recognized as an expense if the Company has made an offer of voluntary redundancy, it is probable that the offer will be accepted, and the number of acceptances can be estimated reliably. If benefits are payable more than twelve months after the reporting period, then they are discounted to their present value.

SAND Technology Inc.
Notes to Consolidated Financial Statements
July 31, 2012 and 2011
(Expressed in Canadian Dollars, unless otherwise stated)

u)	Share-Based Payments

The Company has a share-based employee compensation plan that grants stock options to executive officers, directors, full-time employees and consultants. This plan is classified as an equity-settled plan. The fair value of the service is measured indirectly by reference to the fair value of the equity instruments granted as at the date of the grant. The expense is recognized over the vesting period of the options granted, and is recognized as an expense in earnings with a corresponding credit to contributed surplus. Forfeitures are estimated at the time of the grant and are included in the measurement of the expense and are subsequently adjusted to reflect actual events.

At the end of each reporting period, the Company re-assesses its estimate of the number of stock options that are expected to vest and recognizes the impact of any revisions in earnings.

Any consideration paid by employees and directors on exercise of stock options is credited to share capital together with any related share-based compensation expense originally recorded in contributed surplus.

v)	Guarantees

In the normal course of its operations, the Company enters into agreements that contain certain features which meet the definition of a guarantee.

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

w)	Financial Assets and Liabilities

Recognition, initial measurement and de-recognition

Financial assets and financial liabilities are recognised when the Company becomes a party to the contractual provisions of the financial instrument and are measured initially at fair value adjusted by transactions costs, except for those carried at fair value through profit or loss which are measured initially at fair value. Subsequent measurement of financial assets and financial liabilities are described below. Financial assets are derecognised when the contractual rights to the cash flows from the financial asset expire, or when the financial asset and all substantial risks and rewards are transferred. A financial liability is derecognised when it is extinguished, discharged, cancelled or expires.

Classification and subsequent measurement of financial assets

For the purpose of subsequent measurement, financial assets other than those designated and effective as hedging instruments are classified into the following categories upon initial recognition:
•	loans and receivables
•	financial assets at fair value through profit or loss (FVTPL)

SAND Technology Inc.
Notes to Consolidated Financial Statements
July 31, 2012 and 2011
(Expressed in Canadian Dollars, unless otherwise stated)

All financial assets except for those at FVTPL are subject to review for impairment at least at each reporting date to identify whether there is any objective evidence that a financial asset or a group of financial assets is impaired. Different criteria to determine impairment are applied for each category of financial assets, which are described below. All income and expenses relating to financial assets that are recognised in profit or loss are presented within finance costs, finance income or other financial items, except for the impairment of trade receivables which is presented within other expenses.

Loans and receivables
Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. After initial recognition, these are measured at amortised cost using the effective interest method, less provision for impairment. Discounting is omitted where the effect of discounting is immaterial. The Company’s cash, trade and most other receivables, except for sales tax receivable fall into this category of financial instruments.

Individually significant receivables are considered for impairment when they are past due or when other objective evidence is received that a specific counterparty will default.

Financial assets at FVTPL
Financial assets at FVTPL include financial assets that are either classified as held for trading or that meet certain conditions and are designated at FVTPL upon initial recognition. All derivative financial instruments fall into this category, except for those designated and effective as hedging instruments, for which the hedge accounting requirements apply. Assets in this category are measured at fair value with gains or losses recognised in profit or loss. The fair values of financial assets in this category are determined by reference to active market transactions or using a valuation technique where no active market exists. The Company does not have any financial assets in this category.

Classification and subsequent measurement of financial liabilities

The Company’s financial liabilities include trade and other payables, except for sales tax payable, due to shareholders, convertible debentures and other financial liabilities.

Non derivative financial assets and liabilities are measured as follows:

(i) Non-derivative financial assets

Financial Assets	Initial Measurement	Subsequent Measurement
Cash and cash equivalents	Fair value	Amortized cost
Trade and other receivables	Fair value	Amortized cost

(ii)Non-derivative financial liabilities

Financial Liabilities	Initial Measurement	Subsequent Measurement
Trade and other payable and accrued	Fair value	Amortized cost
Due to shareholders	Fair value	Amortized cost
Convertible debentures	Fair value	Amortized cost
Other financial liabilities	Fair value	Fair value

SAND Technology Inc.
Notes to Consolidated Financial Statements
July 31, 2012 and 2011
(Expressed in Canadian Dollars, unless otherwise stated)

x)	Fair Value Measurements

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

The levels of fair value hierarchy are as follows:

•	Level one – Unadjusted quoted market prices in active markets for identical assets or liabilities;
•	Level two – Inputs other than level one inputs that are either directly or indirectly observable; and
•	Level three – Unobservable inputs developed using estimates and assumptions, which are developed by the reporting entity and reflect those assumptions that a market participant would use.

y)	Standards, amendments and interpretations to existing standards that are not yet effective and have not been adopted early by the Company

At the date of authorization of these consolidated financial statements, certain new standards, amendments and interpretations to existing standards have been published by the IASB but are not yet effective, and have not been adopted early by the Company.

Management anticipates that all of the relevant pronouncements will be adopted in the Company’s accounting policies for the first period beginning after the effective date of the pronouncement. Information on new standards, amendments and interpretations that are expected to be relevant to the Company’s financial statements are provided below. Certain other new standards and interpretations have been issued but are not expected to have a material impact on the Company’s financial statements.

IAS 32, Financial Instruments Presentation:

IAS 32 provides more consistency in the application of certain financial asset and financial liability offsetting criteria. This standard is applicable for annual periods beginning on or after January 1, 2013. The Company’s management have yet to assess the impact of this new standard.

IFRS 13 Fair Value Measurement (IFRS 13)

IFRS 13 does not affect which items are required to be fair-valued, but clarifies the definition of fair value and provides related guidance and enhanced disclosures about fair value measurements. It is applicable for annual periods beginning on or after January 1, 2013. The Company’s management have yet to assess the impact of this new standard.

SAND Technology Inc.
Notes to Consolidated Financial Statements
July 31, 2012 and 2011
(Expressed in Canadian Dollars, unless otherwise stated)

IFRS 9 Financial Instruments (IFRS 9)
The IASB aims to replace IAS 39 Financial Instruments: Recognition and Measurement in its entirety. IFRS 9 is being issued in phases. To date, the chapters dealing with recognition, classification, measurement and de-recognition of financial assets and liabilities have been issued. These chapters are effective for annual periods beginning January 1, 2015. Further chapters dealing with impairment methodology and hedge accounting are still being developed. The Company’s management have yet to assess the impact of this new standard on the Group’s consolidated financial statements. However, they do not expect to implement IFRS 9 until all of its chapters have been published and they can comprehensively assess the impact of all changes.

Consolidation Standards
A package of consolidation standards are effective for annual periods beginning or after January 1st, 2013. Information on these new standards is presented below. The Company’s management have yet to assess the impact of these new and revised standards on the Company’s consolidated financial statements.

IFRS 10 Consolidated Financial Statements (IFRS 10)
IFRS 10 supersedes IAS 27 Consolidated and Separate Financial Statements (IAS 27) and SIC 12 Consolidation – Special Purpose Entities. It revised the definition of control together with accompanying guidance to identify an interest in a subsidiary. However, the requirements and mechanics of consolidation and the accounting for any non-controlling interests and changes in control remain the same.

IFRS 12 Disclosure of Interests in Other Entities (IFRS 12)
IFRS 12 integrates and makes consistent the disclosure requirements for various types of investments, including unconsolidated structured entities. It introduces new disclosure requirements about the risks to which an entity is exposed from its involvement with structured entities.

4 - RESEARCH AND DEVELOPMENT COSTS

Research and development costs presented in the consolidated statements of operations and comprehensive loss have been determined as follows:

	July 31,	July 31,
	2012	2011

Research and development costs	$1,616,537	$1,549,671
Government assistance Investment tax credits	(175,000)	(325,708)
	$1,441,537	$1,223,963

SAND Technology Inc.
Notes to Consolidated Financial Statements
July 31, 2012 and 2011
(Expressed in Canadian Dollars, unless otherwise stated)

5 – NET FINANCE EXPENSE

	July 31,	July 31,
	2012	2011

Accretion interest on convertitble debentures	$137,407	$49,640
Change in fair value of other financial liabilities	(160,949)	(27,714)
Accreted interest on bridge loan	220,321	-
Interest expense - due to shareholders	84,315	261,310
Other Interest	48,087	14,642
Net foreign exchange loss	368,887	72,146
Net finance expense	$698,068	$370,024

6 – INFORMATION INCLUDED IN CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

Employee benefits

	July 31,	July 31,
	2012	2011

Wages, salaries and benefits	$4,635,688	$4,791,750
Share-based compensation	404,447	908,806
	$5,040,135	$5,700,556

Depreciation expense of capital assets for the years ended July 31, 2012 and 2011 amounted to $57,577 and $40,597 respectively.

7 – DISCONTINUED OPERATIONS

On October 4, 2011, the Company completed the sale of its SAP Information Lifecycle Management (ILM) Product Line to a third party for a consideration of $8,439,200 (US$8,000,000). After deductions for earn-out milestones, customers’ consent holdback, an escrow amount relating to representations and warranties and other amounts, the Company received proceeds of $7,443,530 (US$7,200,000) during the year ended July 31, 2012. The Company anticipates it will be able to meet all its obligations under the asset purchase agreement governing this transaction to collect the remaining amount due from the sale and an amount $790,320 (US$800,000) was recorded in other receivables.

As a result of this transaction, the Company recorded a gain of $8,571,967 taking into account the full proceeds from the sale that are expected to be recovered (including the transfer of deferred revenues), reduced by a small amount of capital assets transferred and legal and personnel expenses incurred. The Company will not have any income taxes to pay on this transaction as it has sufficient income tax loss carryforwards from prior years to offset the gain.

As a result of the sale of its SAP Information Lifecycle Management (ILM) Product Line, the Company has presented, for the years ended July 31, 2012 and 2011, the net earnings from this business segment separately in the consolidated statement of operations. The net earnings are comprised of the revenues derived from and the direct costs associated with the business segment, as follows:

SAND Technology Inc.
Notes to Consolidated Financial Statements
July 31, 2012 and 2011
(Expressed in Canadian Dollars, unless otherwise stated)

	July 31,	July 31,
	2012	2011

Revenue	$574,464	$2,237,978
Direct costs	294,804	784,614
Earnings before income taxes	279,660	1,453,364
Gain on sale of discontinued operations	8,571,967
Income taxes	-	-
Net earnings and cashflows generated	$8,851,627	$1,453,364

Basic earnings per share from discontinued operations	$0.45	$0.08
Diluted earnings per share from discontinued operations	$0.45	$0.08

Basic weighted average number of common shares	19,466,896	17,048,978
Diluted weighted average number of common shares	19,574,398	17,048,978

8 – TRADE AND OTHER RECEIVABLES

	July 31,	July 31,	August 1,
	2012	2011	2010

Trade receivables	$307,937	$541,959	$739,144
Sales tax receivable	168,896	-	-
	$476,833	$541,959	$739,144

Since most of the Company’s customers are relatively large companies in various industries and with a strong history of payment, the allowance for doubtful accounts is nominal.

The carrying amounts of the Company’s trade receivables are denominated in the following currencies:

	July 31,	July 31,	August 1,
	2012	2011	2010

Canadian dollars	$9,884	$22,527	$41,103
US dollars	158,650	168,451	51,259
UK Pounds	51,110	-	545,979
Euros	87,424	350,981	100,803
Australian dollars	869	-	-
	$307,937	$541,959	$739,144

SAND Technology Inc.
Notes to Consolidated Financial Statements
July 31, 2012 and 2011
(Expressed in Canadian Dollars, unless otherwise stated)

9 – OTHER RECEIVABLES

		July 31,	July 31,	August 1,
	Note	2012	2011	2010

Long-term trade receivables		$184,965	$-	$-
Receivable from the sale of the SAP ILM product line	7	790,320	-	-
		$975,285	$-	$-

10 – CAPITAL ASSETS

			Research and
	Computer	Furniture and	development	Leasehold
	equipment	equipment	equipment	improvements	Total
Cost
Balance as at August 1, 2010	$325,132	$569,433	$161,565	$294,287	$1,350,417
Additions		13,333	14,546	29,557	57,436
Disposal	(210,994)	(37,875)		-	(248,869)
Balance as at July 31, 2011	114,138	544,891	176,111	323,844	1,158,984
Balance as at July 31, 2011	$114,138	$544,891	$176,111	$323,844	$1,158,984
Additions	-	5,749	1,094	345,725	352,568
Disposal	(3,155)	-	-	-	(3,155)
Balance as at July 31, 2012	$110,983	$550,640	$177,205	$669,569	$1,508,397

			Research and
	Computer	Furniture and	development	Leasehold
	equipment	equipment	equipment	improvements	Total
Accumulated depreciation
Balance as at August 1, 2010	$307,120	$546,563	$154,527	$277,719	$1,285,929
Depreciation	2,611	15,016	6,300	16,670	40,597
Disposal and write-offs	(211,028)	(37,875)	-	-	(248,903)
Balance as at July 31, 2011	98,703	523,704	160,827	294,389	1,077,623
Balance as at July 31, 2011	98,703	523,704	160,827	294,389	1,077,623
Depreciation	5,706	5,814	7,304	38,753	57,577
Disposals	(3,155)	-	-	-	(3,155)
Balance as at July 31, 2012	$101,254	$529,518	$168,131	$333,142	$1,132,045

			Research and
	Computer	Furniture and	development	Leasehold
	equipment	equipment	equipment	improvements	Total
Carrying amounts
Balance as at August 1, 2010	$18,012	$22,870	$7,038	$16,568	$64,488
Balance as at July 31, 2011	15,435	21,187	15,284	29,455	81,361
Balance as at July 31, 2012	9,729	21,122	9,074	336,427	376,352

SAND Technology Inc.
Notes to Consolidated Financial Statements
July 31, 2012 and 2011
(Expressed in Canadian Dollars, unless otherwise stated)

Management periodically reviews the property and equipment carrying value in light of the Corporation’s strategic plan and general business environment. During the year, the Corporation determined that the carrying value of its property and equipment were adequate.

11 – BRIDGE LOAN

On September 7, 2011, the Company completed a bridge loan with a group of investors. The bridge loan consisted of a loan of $1,000,000 to the Company in exchange for a promissory note of $1,000,000 and 500,000 warrants. The promissory note had a maturity date of November 30, 2011 with an interest rate of 15%. The interest on the promissory note was prepaid from the proceeds of the loan. Each of the 500,000 warrants issued allowed the investors to purchase 1 common share at a price of $0.50 per warrant. The warrants expire on September 7, 2014. The bridge loan was repaid in its entirety at the maturity date of November 30, 2011.

The Company allocated the proceeds from the bridge loan between the loan and the warrants according to their relative fair value, using the Black-Scholes option pricing model to determine the fair value of the warrants. The fair value allocated to the common shares was estimated at $779,679 and was recorded in current liabilities. The fair value allocated to the warrants was estimated at $220,321 and was recorded in contributed surplus. The fair value of the warrants at the time of the completion of the bridge loan was estimated using the Black-Scholes option pricing model with the following assumptions:

Share price	$0.58
Dividend yield	-
Expected volatility	252%
Risk free interest rate	3.00%
Expected life	3 years

SAND Technology Inc.
Notes to Consolidated Financial Statements
July 31, 2012 and 2011
(Expressed in Canadian Dollars, unless otherwise stated)

12– TRADE AND OTHER PAYABLES

	July 31,	July 31,	August 1,
	2012	2011	2010

Trade payables and accrued liabilities	$584,517	$690,282	$834,371
Salaries and commission payable	12,582	74,952	57,186
Sales tax payable	-	11,389	66,884
Payable to related parties	80,000	-	-
Advance from a private investor	-	-	25,708
	$677,099	$776,623	$984,149

The advance from a private investor was settled as part of the private placement completed on March 17, 2011 (Note 15b)).

13 - DUE TO SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

	July 31,	July 31,	August 1,
	2012	2011	2010

Loan from the Chief Executive Officer, repayable on demand, bearing interest at 10%, interest payable monthly (a)	$-	$22,014	$300,893
Loan from a significant shareholder, bearing interest at 15%, interest payable semi-annually, principle of $488,892 payable annually starting January 1, 2011 (b)		1,685,411	1,407,874
Compensation payable to a significant shareholder (c)	-	165,386	165,386
Due to a significant shareholder under a consulting agreement (d)	-	42,026	-
	-	1,914,837	1,874,153
Less: Current portion		1,425,945	896,369
	$-	$488,892	$977,784

(a)

During fiscal year 2011 and fiscal year 2010, the Company obtained various loans from the former Chief Executive Officer, who is also a shareholder, in the form of Promissory Notes for a total amount of $341,621 (US$325,000) of which $41,728 (US$40,000) was provided in 2011and $299,893 (US$285,000)) was provided in 2010. Under the terms of the Promissory Notes, the amounts are repayable within 30 days of receipt of a written demand from the note holder. The Promissory Notes bear interest at 10% payable on the last business day of each calendar month. As at July 31, 2010, an amount of $300,893 (US$287,847), including accrued interest of $2,927 (US$2,847), was outstanding on the Promissory Notes. During the year ended July 31, 2011, a private placement was completed (Note 15) which converted the principal value amounting to $341,621 (US$325,000) of the Promissory Notes. As at July 31, 2012, an amount of accrued interest of nil was outstanding (July 31, 2011 - $22,014 (US$23,040); August 1, 2010 - nil).

SAND Technology Inc.
Notes to Consolidated Financial Statements
July 31, 2012 and 2011
(Expressed in Canadian Dollars, unless otherwise stated)

(b)

During fiscal year 2009, the Company formalized the conditions pertaining to a loan obtained from a significant shareholder. The loan originated from amounts owed by the Company to the shareholder by virtue of his previous employment contracts as President and Chief Executive Officer. The significant shareholder ceased to be President and Chief Executive Officer on November 1, 2009. The total amount owing under the loan agreement as at November 1, 2009 was $1,466,677. Under the terms of the loan agreement, the loan is repayable in three (3) principal annual instalments of $488,892 over 3 years on January 1, 2011, 2012 and 2013. The loan bears interest at 15% that is payable semi-annually on January 1 and June 30 of each year. The amount may be prepaid at any time by the Company without penalty. In the event of default to pay an amount when due, the significant shareholder shall have the right to convert all outstanding amounts owed to him hereunder into common shares of the Company based on the average closing price of the shares on the OTC Bulletin Board for the month immediately preceding the month in which such right is exercised. In addition and also upon default, the significant shareholder shall have the right to require the Company to purchase all common shares in the capital stock of the Company owned directly or indirectly by the significant shareholder at a purchase price per share equal to the greater of:

i)	the average closing price of the shares on the OTC Bulletin Board over the previous 30-day period plus 15%, or
ii)	the book value of the shares as determined by the auditors of the Company.

As at July 31, 2011, the Company was in default as it did not make its January 1, 2011 installment. However, a Standstill Agreement was signed between the Company and the significant shareholder, effective February 1, 2011, and the default was cured during the three months ended October 31, 2011 as the Company paid the significant shareholder a pro-rata amount of $1,329,781 from the initial proceeds received on the transaction described in Note 7. During the year, the Company paid out the remainder of the amount outstanding. The Company received a full release of the associated hypothec.

As at July 31, 2012, no amount was outstanding under the loan agreement. As at July 31, 2011 $1,685,411 including accrued interest of $481,751 was outstanding under the loan agreement.

(c)

The former President and Chief Executive Officer was entitled to, under his previous employment contracts, bonuses based on the achievement of gross revenues resulting from the licensing, sale or other disposition of the Company’s Nucleus software products. The bonuses terminated effective November 1, 2009 when he ceased to be the President and Chief Executive Officer. As at July 31, 2012, July 31, 2011 and August 1, 2010, bonuses payable amounted to nil, $165,386 and $165,386, respectively.

(d)

The Company, effective November 1, 2009, also signed a consulting agreement with the former President and Chief Executive Officer. The agreement provides for a fixed payment on the first of each month in the amount of $21,013 and expired on October 31, 2011. Payments made under the consulting agreement during the year ended July 31, 2012 amounted to $105,065 with a balance owing at July 31, 2012 of nil. Payments made under the consulting agreement during the year ended July 31, 2011 amounted to $210,130 with a balance owing at July 31, 2011 of $42,026 (August 1, 2010 – nil).

During fiscal year 2008, an inter-creditor priority agreement was signed between the former President and Chief Executive Officer and significant shareholder (loans disclosed under b), c) and d) above) and the holders of the secured convertible debentures (collectively the “parties”), at the time when the Company issued the secured convertible debentures described in Note 14. The parties agreed that the sums owing under the secured convertible debentures will be paid by the Company to the convertible debenture holders in priority to the sums owed by the Company to the principal shareholder. Specifically, for every $2 paid to the convertible debenture holders, the Company shall remit $1 to the significant shareholder, representing the repayment of principal only. Following the formalization of the loan received from the significant shareholder, including the scheduled repayment as described in Note 13b), the inter-creditor priority agreement was amended on October 31, 2009 pursuant to which the parties agreed that the sums owing under the convertible debentures will be paid by the Company to the holders of the convertible debentures pari passu to the sums owing by the Company to the significant shareholder such that for every $1 paid to the convertible debenture holders, the Company shall remit $1 to the significant shareholder.

SAND Technology Inc.
Notes to Consolidated Financial Statements
July 31, 2012 and 2011
(Expressed in Canadian Dollars, unless otherwise stated)

Mr. O’Donnell, former Chief Executive Officer of the Company, purchased in April 2008, 334 units of the convertible debentures issued at that time. Please refer to note 14 – Convertible Debentures.

Key Management Personnel

In addition to the amount due to shareholders as described above, related party transactions that the Company incurs include those with key management personnel which consist of the Chief Executive Officer, the President, the Chief Financial Officer and the Vice-President of Research and Development along with other members of the board of directors. They control 14.2% of the voting shares of the Company.

Key management personnel compensation is comprised of the following for the years ended July 31, 2012 and 2011:

	July 31,	July 31,
	2012	2011

Wages, salaries, bonus and other short-term benefits, including amounts paid through their holding companies	$1,193,253	$799,738
Share-based compensation	185,069	710,034
	$1,378,322	$1,509,772

During the fourth quarter, senior management including the Chief Executive Officer, the President, the Chief Financial Officer and the Vice-president of Research and Development left the Company. The board of directors retained the services of a strategic advisor and a financial consultant to assist them in fulfilling the responsibilities normally associated with these positions.

The transactions with related parties occurred in the normal course of business. All outstanding balances with these related parties are to be settled in cash within twelve months of the reporting date.

14 - CONVERTIBLE DEBENTURES

On April 18, 2008, the Company issued secured convertible debentures ("Convertible Debentures") on a private placement basis and received gross proceeds of $1,009,819 (US$1,002,600) representing a total of 1,114 units. Each unit consists of one 8% Convertible Debenture due December 31, 2017, having a nominal value of US$900, redeemable at the option of the Company if the bid price of the underlying common share has been above US$1.50 for 60 consecutive trading days, and convertible at the option of the holder into class "A" common shares at US$0.45 per share, and 1,000 share purchase warrants of the Company. Each warrant entitles the holder to purchase one additional common share (“Warrant Share”) of the Company at a price of US$0.70 per warrant share at any time until the earlier of the close of business day which is thirty six (36) months from April 18, 2008 or the date on which the bid price of the stock has been above US$1.50 for sixty (60) consecutive trading days. Interest is calculated at the rate of 8% per annum, payable in common shares at a rate of US$0.45 per share. The interest is due on each conversion date (date when the principal amount is being converted) subsequent to January 1, 2009 or on the maturity date. The financing is secured by a first rank hypothec on all of the Company's property and assets, movable and immovable, corporeal and incorporeal, present and future, for the principal accrued interest amounts. The proceeds from the private placement were used for marketing and advertising and for expansion of the business.

SAND Technology Inc.
Notes to Consolidated Financial Statements
July 31, 2012 and 2011
(Expressed in Canadian Dollars, unless otherwise stated)

Certain warrant holders exercised their Warrant Shares associated with the secured convertible debentures prior to their expiry date of April 18, 2011. As a result of ratchet provisions contained in the warrant security, the exercise price was reduced from US$0.70 per Warrant Share to CDN $0.01 per Warrant Share. On May 5, 2011, the Company issued 780,000 common shares pursuant to the exercise of the Warrants for proceeds of $6,879 (US$7,800) while 334,000 warrants expired.

For accounting purposes, the debenture contains both a debt component and other financial liability component being the share warrants, the conversion option and the interest payable in shares. The Company allocated the proceeds from the convertible debenture between the debt component and the other financial liability according to their relative fair value:

–

The debt component of the Convertible Debentures was originally calculated at fair value. The effective interest rate determined at the time was 15% and the amount calculated at the issue date was $461,735. The carrying value of the debt is being accreted to its face value over its life to maturity. The accretion expense, being the amortization of the convertible debenture discount, is included in net finance expense in the statement of comprehensive income. The debt issuance costs were expensed directly against net income. The accretion expense recorded for the years ended July 31, 2012 and 2011 was $137,407 and $49,640 respectively.

–

The other financial liabilities component of the Convertible Debenture was originally calculated at fair value. Subsequently, the other financial liabilities are revalued at fair value at every balance sheet date. The amount calculated at the issue date was $548,084. The change in fair value of the other financial liabilities component is recorded in net finance expense in the statement of comprehensive income.

15 – PRIVATE PLACEMENTS

a)

On November 6, 2009, the Company completed a Non-Brokered Private Placement Subscription Agreement (“Private Placement”) in the amount of $587,835 (US$550,000) for Units in the Company at a price of US$0.70 per Unit, resulting in the issuance of 785,715 Units. Each Unit consists of two class ”A” common shares and one share purchase warrant (“Warrant”) of the Company. Each Warrant entitles the holder to purchase one additional common share (“Warrant Share”) of the Company at a price of US$0.50 per Warrant Share at any time until the earlier of the close of business day which is either thirty six (36) months from the closing date, November 6, 2009, or the date on which the bid price of the stock has been above US$1.50 for sixty (60) consecutive trading days. On April 6, 2011 the exercise price was reduced from US$0.50 per Warrant Share to CDN $0.01 per Warrant Share. The Company received $429,495 (US$400,000) from private investors and $158,340 (US$150,000) from the Chief Executive Officer. The Private Placement resulted in the issuance of 1,571,431 common shares and 785,715 warrants of the Company.

SAND Technology Inc.
Notes to Consolidated Financial Statements
July 31, 2012 and 2011
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

Share price	$0.50
Dividend yield	-
Expected volatility	103%
Risk free interest rate	1.81%
Expected life	3 years

b)

On March 17, 2011, the Company completed Non-Brokered Private Placement Subscription Agreement (“Private Placement”) in the amount of $775,073 (US$750,000) for Units in the Company at a price of US$0.70 per Unit, resulting in the issuance of 1,071,432 Units. Each Unit consists of two class “A” common shares and one share purchase warrant (“Warrant”) of the Company. Each Warrant entitles the holder to purchase one additional common share (“Warrant Share”) of the Company at a price of US$0.50 per Warrant Share at any time until the earlier of the close of business day which is either thirty six (36) months from the closing date, March 17, 2011, or the date on which the bid price of the stock has been above US$1.50 for sixty (60) consecutive trading days. The Company received $448,558 (US$425,000) from private investors and $326,515 (US$325,000) from the Chief Executive Officer. The Private Placement resulted in the issuance of 2,142,864 common shares and 1,071,432 warrants of the Company.

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

Share price	$0.34
Dividend yield	-
Expected volatility	131%
Risk free interest rate	1.28%
Expected life	3 years

SAND Technology Inc.
Notes to Consolidated Financial Statements
July 31, 2012 and 2011
(Expressed in Canadian Dollars, unless otherwise stated)

16 - SHARE CAPITAL

Authorized
        An unlimited number of class "A" common shares, without par value
        An unlimited number of class "B" common shares, without par value

Issued and outstanding
        19,506,636 class "A" common shares
        (July 31, 2011 - 19,283,636 common shares)
        (August 1, 2010 – 15,889,620 common shares)

2012 transactions

During the year ended July 31, 2012, the Company issued 390,000 common shares upon the exercise of 390,000 stock options at an exercise price of $0.01 for proceeds of $3,900.

2011 transactions

On February 2, 2011, the Company issued 411,152 common shares to current and former Directors of the Company in settlement of debt in the amount of $143,903 owing to these individuals for past service as Directors.

On March 24, 2011, the Company issued 2,142,864 common shares to private investors including the Chief Executive Officer as part of a Non-Brokered Private Placement Subscription Agreement for proceeds of $775,073 (US$750,000) as described in Note 15.

On May 4, 2011, the Company issued 60,000 common shares upon the exercise of 60,000 stock options at an exercise price of $0.01 for proceeds of $600.

On May 5, 2011, the Company issued 780,000 common shares upon the exercise of 780,000 warrants relating to the Convertible Debenture offering in April 2008 at an exercise price of USD$0.01 for proceeds of $6,879.

17 – STOCK OPTIONS, WARRANTS AND SHARE AWARDS

a)	Stock Option Plans

The Company has three stock option plans:

	1.	Under the 1996 Stock Incentive Plan, the Company may grant options to full-time employees up to a maximum of 1,100,000 class "A" common shares;

	2.	Under the 1996 Stock Option Plan, the Company may grant options to its full-time employees and non-employee directors up to a maximum of 900,000 class “A” common shares.

SAND Technology Inc.
Notes to Consolidated Financial Statements
July 31, 2012 and 2011
(Expressed in Canadian Dollars, unless otherwise stated)

3.

Under the 2010 Stock Incentive Plan, the Company may grant options or share awards to its full- time employees, executive officers, directors and consultants up to a maximum of 8,000,000 class “A” common shares.

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

Under the 2010 Stock Incentive Plan, the exercise price of each option for common shares shall be determined by the Board of Directors on the date the option is granted, provided that such price may not be less than US$0.01 per common share.

Stock options vest as stipulated in the stock option agreement and, under the 2010 Stock Incentive Plan, have a maximum term of 10 years. Stock options issued under the 1996 Stock Incentive Plan and the 1996 Stock Option Plan have a maximum term of 20 years.

The following table summarizes information about the Company’s stock options as of July 31, 2012:

	July 31, 2012		July 31, 2011
		Weighted		Weighted
		average		average
	Number of	exercise	Number of	exercise
	options	price	options	price
		(US $)		(US $)
Options outstanding, beginning of year	3,473,583	0.11	357,000	1.00
Granted	567,500	0.01	3,295,756	0.01
Exercised	(390,000)	(0.01)	(60,000)	(0.01)
Expired	(1,090,000)	(0.01)	(27,310)	(0.01)
Forfeited	(427,000)	(0.84)	(91,863)	(0.01)
Options outstanding, end of year	2,134,083	0.01	3,473,583	0.11
Options exercisable, end of year	1,689,385	0.01	2,461,160	0.16

During the year ended July 31, 2012, the weighted fair value of the stock options in the amount of $228,475 at the time of grant was estimated using the Black-Scholes option pricing model with the following assumptions:

SAND Technology Inc.
Notes to Consolidated Financial Statements
July 31, 2012 and 2011
(Expressed in Canadian Dollars, unless otherwise stated)

Weighted average share price at grant date	$0.40
Exercise price at grant date	$0.01
Dividend yield	-
Expected volatility	390%
Risk free interest rate	1.35%
Expected life	8 years

During the year ended July 31, 2011, the weighted fair value of the stock options in the amount of $1,240,650 at the time of grant was estimated using the Black-Scholes option pricing model with the following assumptions:

Weighted average share price at grant date	$0.39
Exercise price at grant date	$0.01
Dividend yield	-
Expected volatility	204%
Risk free interest rate	2.70%
Expected life	8 years

The weighted average share price at the date of exercise for the year ended July 31, 2011 was $0.52.

The following table summarizes significant ranges of exercise prices of outstanding and exercisable options held by employees, officers and directors as of July 31, 2012:

	July 31, 2012			July 31, 2012
	Options Outstanding			Options Exercisable
		Weighted	Weighted		Weighted	Weighted
		average	average		average	average
	Number of	remaining	exercise	Number of	remaining	exercise
	options	life (years)	price	options	life (years)	price
			(US $)			(US $)

U.S.$0.01	2,134,083	6.26	0.01	1,689,385	6.23	0.01

During the year ended July 31, 2012, 567,500 stock options were granted at an exercise price of $0.01, in accordance with the 2010 Stock Incentive Plan, which was below the market price of the Company’s class “A” common shares at the time the stock options were granted, 390,000 were exercised, 427,000 were forfeited and 1,090,000 options had expired.

During the year ended July 31, 2011, 3,295,756 stock options were granted at an exercise price of $0.01, in accordance with the 2010 Stock Incentive Plan, which was below the market price of the Company’s class “A” common shares at the time the stock options were granted. Also, 60,000 were exercised, 27,310 options expired and 91,863 were forfeited.

Share-based compensation expense included in selling, general and administrative expenses for the years ended July 31, 2012 and 2011 was $400,447 and $908,806 respectively.

SAND Technology Inc.
Notes to Consolidated Financial Statements
July 31, 2012 and 2011
(Expressed in Canadian Dollars, unless otherwise stated)

b)	Warrants

The following table summarizes information about the Company’s share warrants:

	July 31, 2012			July 31, 2011
		Weighted	Weighted		Weighted	Weighted
		average	average		average	average
	Number of	remaining	exercise	Number of	remaining	exercise
	warrants	life (years)	price	warrants	life (years)	price
			(US dollars)			(US dollars)

Balance, beginning of year	1,857,147	1.63	0.29	1,899,715	1.40	0.01
Granted	500,000	2.10	0.50	1,071,432	2.63	0.50
Exercised	-	-	-	(780,000)	-	(0.01)
Expired	-	-	-	(334,000)	-	(0.07)

Balance, end of year	2,357,147	1.73	0.34	1,857,147	2.04	0.29

c)	Share Awards

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

The share award compensation expense included in selling, general and administrative expenses for the years ended July 31, 2012 and 2011 was nil and nil, respectively.

18 –EARNINGS PER SHARE

The following table shows the number of stock options, share awards, share warrants, shares issuable upon conversion of the convertible debentures and interest payable in kind for the years presented

SAND Technology Inc.
Notes to Consolidated Financial Statements
July 31, 2012 and 2011
(Expressed in Canadian Dollars, unless otherwise stated)

	July 31,	July 31,	August 1,
	2012	2011	2010

Stock options	2,134,083	3,473,583	357,000
Share awards	-	-	302,500
Warrants	2,357,147	1,857,147	1,899,715
Convertible debentures, principal	2,228,000	2,228,000	2,228,000
Convertible debentures, interest	579,280	460,453	282,213
	7,298,510	8,019,183	5,069,428

Basic

The calculation of basic earnings per share at July 31, 2012 was based on the net income attributable to common shareholders of the Company of $ 2,803,697 (July 31, 2011 – loss of $ 2,206,992) and a weighted average number of common shares outstanding of 19,466,896 (July 31, 2011 – 17,048,978).

The basic earnings per share for years ended July 31, 2012 and 2011 are as follows:

	July 31,	July 31,
	2012	2011

Net income, (loss) for the year	$2,803,697	$(2,206,992)
Weighted average shares outstanding, basic	19,466,896	17,048,978
Basic earnings per share	$0.14	$(0.13)

Diluted

The calculation of diluted earnings per share at July 31, 2012 was based on net income attributable to common shareholders of $2,803,697 (July 31, 2011 – loss of $ 2,206,992), and a weighted average number of common shares outstanding adjusted to reflect the effects of all options. For the period ended July 31, 2012, 2,357,147 warrants, 2,228,000 shares from the potential conversion of the principal of the convertible debentures and 579,280 shares from the potential conversion of the interests of convertible debentures that may potentially dilute earnings per share in the future were not considered in the computation since the exercise price of these instruments was higher than the average market price.

The diluted weighted average number of common share is calculated as follows:

SAND Technology Inc.
Notes to Consolidated Financial Statements
July 31, 2012 and 2011
(Expressed in Canadian Dollars, unless otherwise stated)

	July 31,	July 31,
	2012	2011

Weighted average shares outstanding, basic	19,466,896	17,048,978
Options	85,856	596,364
Warrants	21,645	18,121
Convertible debentures, principal	-	2,228,000
Convertible debentures, interests	-	579,280
	19,574,397	20,470,743

For the year ended July 31, 2011, 1,857,147 warrants were not considered in the computation since the exercise price of these warrants was higher than the average market price. Because the Company experienced a loss in 2011, the impact of the options and the potential conversion of the principal and interest of the convertible debentures described above were not taken into account because to do so would have been anti-dilutive for the year ended July 31, 2011.

The diluted earnings per share for years ended July 31, 2012 and 2011 are as follows:

	July 31,	July 31,
	2012	2011

Net income, (loss) for the year	$2,803,697	$(2,206,992)
Weighted average shares outstanding, diluted	19,574,397	17,048,978
Diluted earnings per share	$0.14	$(0.13)

19 - INCOME TAXES

The reconciliation of the income tax recovery, based on reported taxable income (loss) and using Canadian statutory tax rates, with the reported income tax expense for the years ended July 31, 2012, and 2011 is as follows:

	July 31,	July 31,
	2012	2011

Income tax expense (recovery) at Canadian statutory rates	$843,000	$(605,000)
Non-recorded use (benefit) from losses carried forward	843,000	(605,000)
	$-	$-

The Corporation recognized no income taxes in the consolidated statements of comprehensive income as it has accumulated losses available to reduce income taxes that would otherwise have been payable for the current period. Furthermore, no deferred tax assets were recognized because Management does not believe that it is more probable than not that these would be realized.

SAND Technology Inc.
Notes to Consolidated Financial Statements
July 31, 2012 and 2011
(Expressed in Canadian Dollars, unless otherwise stated)

The significant components of the Company’s deferred income tax assets and liabilities are as follows:

	July 31,	July 31,
	2012	2011
Deferred income tax assets
Losses carried forward	$15,511,000	$17,981,000
Capital assets	248,000	228,000
Research and development	4,821,000	4,453,000
	20,580,000	22,662,000
Deferred income tax liabilities
Convertible debentures	76,000	76,000
	20,504,000	22,586,000
Less: Unrecognized tax assets	(20,504,000)	(22,586,000)
	$-	$-

As at July 31, 2012, the Company has non-capital losses carried forward to reduce future taxable income expiring at various dates to 2032, as follows:

July 31, 2012
(CDN. Dollars)

Canada	$19,478,000
United States	25,869,000
United Kingdom	-
Germany	6,002,700

$51,349,700

In addition, the Company has unclaimed research and development expenditures carried forward of approximately $16,500,000, which can be used to reduce taxable income at any time in the future, and investment tax credits of approximately $4,500,000, which can be applied against future Canadian federal income taxes payable, expiring at various dates to 2020. The benefits from these unclaimed amounts have not been recognized in the consolidated financial statements.

20 – LEASES, COMMITMENTS AND CONTINGENCIES

The Company has various operating leases for office space and equipment. The lease terms are between one and five years. Office lease agreements are renewable at the end of the lease period at market rate.

SAND Technology Inc.
Notes to Consolidated Financial Statements
July 31, 2012 and 2011
(Expressed in Canadian Dollars, unless otherwise stated)

The future aggregate minimum lease payments under non-cancellable operating leases are as follows:

July 31,
2012
2013	$232,993
2014	200,704
2015	200,704
2016	200,704
2017 and thereafter	315,893
$1,150,998

The amount of lease expense included in selling and administrative expense for the year ended July 31, 2012 is $337,578.

The Company is party to claims and lawsuits in the normal course of business, which are being contested. In the opinion of management, the outcome of such claims and lawsuits will not have a material effect on the Company’s financial results and position, and accordingly, no amounts have been recorded as at July 31, 2012.

21 – SEGMENTED INFORMATION

For purposes of segmented information, the Company has identified one reportable business segment and four main geographic areas. The geographic areas of Canada, United States, Europe and Australia market the Company’s products and services. The accounting policies of the Company are consistently applied in the geographic areas of Canada, United States, Europe and Australia. Sales for each geographic area are based on the location of the third party customers. Sales from customers in areas other than Canada, United States, Europe and Australia are included in the geographic area where the sales invoice is initiated. All intercompany transactions between areas have been eliminated.

		United
	Canada	States	Europe	Australia	Total

Year ended July 31, 2012
Revenue (1)	$444,587	$282,425	$1,773,216	$-	2,500,228$
Current assets	919,865	174,577	723,670	42,929	1,861,041
Net capital assets	220,391	3,562	21,615	783	246,351

Year ended July 31, 2011
Revenue (1)	434,209	359,976	3,839,508	-	4,633,693
Current assets	1,131,628	316,678	685,560	-	2,133,866
Net capital assets	47,727	5,567	26,863	1,204	81,361

(1)	Excluding revenues related to the discontinued operations.

SAND Technology Inc.
Notes to Consolidated Financial Statements
July 31, 2012 and 2011
(Expressed in Canadian Dollars, unless otherwise stated)

22 – CAPITAL MANAGEMENT

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

	July 31,	July 31,	July 31,
	2012	2011	2010

Due to shareholders	$-	$1,914,837	$1,874,153
Convertible debentures	834,368	696,961	647,321
Other liabilities	154,264	315,213	342,927
Total Debt	988,632	2,927,011	2,864,401

Less Cash	811,655	810,745	579,270
Net Debt	176,977	2,116,266	2,285,131

Shareholders' equity
Share capital	39,710,565	39,706,665	38,976,108
Contributed surplus	2,483,774	1,863,006	758,302
Deficit	(42,130,308)	(44,934,005)	(42,727,013)
	64,031	(3,364,334)	(2,992,603)
Adjusted Capital	$241,008	$(1,248,068)	$(707,472)

23 – FINANCIAL RISKS

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
July 31, 2012 and 2011
(Expressed in Canadian Dollars, unless otherwise stated)

b) Credit risk

Credit risk is the risk that one party to a financial instrument will fail to discharge its obligation and cause the other party to incur a financial loss. The Company’s maximum exposure to credit risk is limited to the carrying amount of financial assets recorded at the balance sheet date.

The Company’s credit risk exposure is detailed as follows:

	July 31,	July 31,
	2012	2011

Cash	$811,655	$810,745
Trade receivables	307,937	541,959
Other receivables	975,285	-
	2,094,877	$1,352,704$

The Company minimizes its exposure to credit risk by placing its cash with major banks. Management considers these major banks to be at low risks of loss.

The credit risk exposure of the Company’s accounts receivable is mitigated by issuing invoices for software licenses, maintenance and consulting services with short credit terms which are generally net 30 days. Software maintenance contracts are generally fully paid at the inception of the service period. In the normal course of operations, the Company evaluates the financial condition of its customers. Since most of the Company’s customers are relatively large companies in various industries and with a strong history of payment, the allowance for doubtful accounts is nominal. For the year ended July 31, 2012, the Company generated approximately 49% of its revenues from three customers and $84,032 (€68,147) were outstanding from those customers as at July 31, 2012 (for the year ended July 31, 2011, three customers represented 42% of the revenues and $54,104 (€39,429) was outstanding from those three customers as at July 31, 2011). Management assesses the Company’s credit risk to be low.

c) Currency risk

Currency risk is the risk that the value of a financial instrument will fluctuate due to changes in foreign exchange rates. The Company operates internationally and is exposed to risk from changes in foreign currency rates. The Company does not hold any financial instruments that mitigate this risk. Management minimizes this risk by paying expenditures in the currency of the local operation through which funds are generated as a result of local revenue invoicing. However, the Company is still highly exposed to risks from fluctuations in foreign currency rates with respect to the financial statement translation of foreign operations denominated in the U.S. dollar, the Pound Sterling, the Euro and the Australian Dollar. The following table details the Company’s sensitivity to a 30% strengthening of the U.S. dollar, the Pound Sterling, the Euro and the Australian Dollar (2011 – 30% strengthening of the U.S. dollar and the Pound Sterling and a 21% strengthening of the Euro) against the Canadian dollar on the net income (loss) of the Company. The sensitivity analysis includes adjustments to foreign currency denominated monetary assets and liabilities and revenues and expenses for the changes described above. For a weakening of the U.S. dollar, the Pound Sterling, the Euro and the Australian Dollar by the same percentages against the Canadian dollar, there would be an equal and opposite impact on the net income (loss) of the Company. For this reason, management assesses the Company’s currency risk to be high.

SAND Technology Inc.
Notes to Consolidated Financial Statements
July 31, 2012 and 2011
(Expressed in Canadian Dollars, unless otherwise stated)

	Year ended July 31, 2012
	U.S. Dollar	U.K. Pound	Euro	Australian
	Impact	Sterling Impact	Impact	Dollar Impact

Net income (loss) - in Canadian dollars	$997,940	$327,700	$(471,977)	$7,174

	Year ended July 31, 2011
	U.S. Dollar	U.K. Pound	Euro	Australian
	Impact	Sterling Impact	Impact	Dollar Impact

Net loss - in Canadian dollars	$12,778	$(315,988)	$34,173	$69,796

As at July 31, 2012 and July 31, 2011, the Company had the following monetary assets and liabilities denominated in foreign currencies included in its consolidated financial statements:

	July 31, 2012		July 31, 2011
	Current	Current	Current	Current
	Assets	Liabilities	Assets	Liabilities

U.S. Dollars	174,072	188,058	331,427	286,848
Pounds Sterling	276,342	41,383	85,706	313,193
Euros	269,421	107,695	401,585	318,572
Australian Dollar	46,444	4,003	282,460	61,844

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

The table below summarizes the Company’s financial liabilities and their due dates as at July 31, 2012 and July 31, 2011:

SAND Technology Inc.
Notes to Consolidated Financial Statements
July 31, 2012 and 2011
(Expressed in Canadian Dollars, unless otherwise stated)

	July 31, 2012
	Carrying	Due	Due	Due
	Amount of	within	within	beyond
	Liability	1 year	2 - 5 years	5 years

Trade and other payables	677,098	677,099	-	-
Convertible debentures	834,368	-	834,368	-
Other financial liabilities	154,264	-	154,264	-

	July 31, 2011
	Carrying	Due	Due	Due
	Amount of	within	within	beyond
	Liability	1 year	2 - 5 years	5 years

Trade and other payables (a)	765,234	765,234	-	-
Due to shareholders (b)	1,914,837	1,425,945	488,892	-
Convertible debentures	696,961	-	-	696,961
Other financial liabilities	315,213	-	-	315,213

(a)	Excludes sales taxes payable
(b)	Includes contractual interest expense to be paid

As at July 31, 2012, with the exception of the amount due to shareholders, there has been no significant change to the maturities of financial liabilities as compared to the previous year. As such, management assesses the Company’s liquidity risk to be high.

24 – FINANCIAL INSTRUMENTS

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

The fair value, as at July 31, 2012 and 2011, of cash, trade and other receivables excluding sales tax receivable, trade and other payables excluding sales tax payable, approximates their respective carrying value given their short-term maturities.

The Company utilizes various types of financing to fund its business needs including convertible notes with warrants attached. The Company reviews these transactions of securities issued, including its warrants and conversion features, to properly determine their proper classification between the debt and equity components and whether they are classified as a liability at each reporting period until the amount is settled and reclassified into equity with changes, if applicable, in fair value recognized in current earnings

The fair value of the debt component of the convertible debentures was determined by discounting future cash flows using rates that the Company would otherwise use for convertible debentures with similar terms, conditions and maturity dates.

SAND Technology Inc.
Notes to Consolidated Financial Statements
July 31, 2012 and 2011
(Expressed in Canadian Dollars, unless otherwise stated)

As at July 31, 2012 and July 31, 2011, the classification of financial instruments, as well as their carrying values and the fair values, is as follows:

	July 31, 2012
		Other	Total
	Loans and	Financial	Carrying	Fair
	Receivables	Liabilities	Value	Value
Financial Assets
Cash	$811,655	$-	$811,655	$811,655
Trade receivables	307,937	-	307,937	307,937
Other receivables	975,285	-	975,285	975,285

Financial Liabilities
Trade and other payables		677,099	677,099	677,099
Convertible debentures		834,368	834,368	834,368
Other financial liabilities		154,264	154,264	154,264

	July 31, 2011
		Other	Total
	Loans and	Financial	Carrying	Fair
	Receivables	Liabilities	Value	Value
Financial Assets
Cash	$810,745	$-	$810,745	$810,745
Trade receivables	541,959	-	541,959	541,959

Financial Liabilities
Trade and other payables		776,623	776,623	776,623
Due to shareholders		1,914,837	1,914,837	-
Convertible debentures		696,961	696,961	696,961
Other financial liabilities		315,213	315,213	315,213

SAND Technology Inc.
Notes to Consolidated Financial Statements
July 31, 2012 and 2011
(Expressed in Canadian Dollars, unless otherwise stated)

25 - TRANSITION TO INTERNATIONAL FINANCIAL REPORTING STANDARDS

As stated in Note 3a), this is the Company’s first year of consolidated financial statements being prepared in accordance with IFRS. Due to the mandate by the Canadian Institute of Chartered Accountants, the Company has adopted IFRS in accordance with IFRS 1, “First-time Adoption of International Financial Reporting Standards” (“IFRS 1”) with a transition date of August 1, 2010. The Company’s IFRS adoption date is August 1, 2011. The Company’s audited annual consolidated financial statements for the year ending July 31, 2012 will be the first audited annual consolidated financial statements that will be prepared in accordance with the requirements of IFRS including the application of IFRS 1. Prior to the adoption of IFRS, the Company prepared its consolidated financial statements in accordance with Canadian GAAP.

The significant accounting policies described in Note 3 have been applied in preparing the consolidated financial statements for the year ended July 31, 2012 as well as for the comparative information presented for the years ended July 31, 2011 and in the preparation of an opening IFRS consolidated balance sheet as at August 1, 2010.

In preparing the opening IFRS balance sheet as at August 1, 2010 and the comparative information for the year ended July 31, 2011, the Company adjusted amounts previously reported in the consolidated financial statements prepared in accordance with Canadian GAAP based on IFRS 1, elections and exceptions and IFRS policy choices. An explanation of how the transition from Canadian GAAP to IFRS has affected the Company’s financial position and financial performance and cash flows is set out in the following reconciliations and explanatory notes that accompany the reconciliations. Reconciliations of the consolidated balance sheets, consolidated statements of operations and comprehensive income (loss) and consolidated cash flows for the respective periods are contained in this Note.

IFRS 1 requires an entity to reconcile equity, net earnings and comprehensive income (loss) and cash flows from Canadian GAAP to IFRS for prior periods. The following represents the reconciliations for the respective periods noted for equity, net earnings and comprehensive income (loss) and cash flows.

IFRS 1 - FIRST-TIME ADOPTION OF IFRS

IFRS 1 requires retroactive application for all IFRS standards effective at the reporting date except for certain mandatory exceptions from retrospective application that are relevant to the Company, or optional exemptions from retrospective application that were elected by the Company. Accordingly, these consolidated financial statements have been prepared based on the accounting policies described in Note 3. The applicable mandatory exceptions and optional exemptions from retrospective application are described in this section. The impact of these exceptions and exemptions and all other adjustments arising from IFRS policy choices and other requirements are described further below in section e), along with explanatory notes to the reconciliations of equity, net earnings and comprehensive income (loss) and balance sheet items in section f) below.

SAND Technology Inc.
Notes to Consolidated Financial Statements
July 31, 2012 and 2011
(Expressed in Canadian Dollars, unless otherwise stated)

a)	Mandatory Exceptions

IFRS 1 prescribes mandatory exceptions to the retrospective application requirements of IFRS. The following mandatory exceptions apply to the Company:

	i)	Estimates

Estimates made in accordance with IFRS at transition date, and in the comparative period of the first audited annual IFRS financial statements, shall remain consistent with those determined under Canadian GAAP with adjustments made only to reflect any differences in accounting policies. Under IFRS 1, the use of hindsight is not permitted to adjust estimates made in the past under Canadian GAAP that were based on the information that was available at the time the estimate was determined. Any additional estimates that are required under IFRS, that were not required under Canadian GAAP, are based on the information and conditions that exist at the transition date and in the comparative period of the first audited annual IFRS financial statements.

	ii)	De-recognition of Financial Assets and Financial Liabilities

Financial assets and liabilities that were de-recognized before August 1, 2010 pursuant to Canadian GAAP were not recognized under IFRS. The Company has early applied the change in IFRS 1 in this respect regarding the application date, as at August 1, 2010, of the exception.

b)	Optional Exemptions

In addition to the mandatory exceptions listed above, the Company has elected not to apply retroactively the following optional exemptions under IFRS 1.

i) IFRS 3 - Business Combinations
The Company has elected to not apply the requirements of IFRS 3 retrospectively to business combinations that occurred prior to the transition date. Under the business combinations exemption, the carrying amounts of the assets acquired and liabilities assumed under Canadian GAAP at the date of the acquisition became their deemed carrying amounts under IFRS at that date. Notwithstanding this exemption, the Company was required at the transition date, to evaluate whether the assets acquired and liabilities assumed meet the recognition criteria in the relevant IFRS, and whether there are any assets acquired or liabilities assumed that were not recognized under Canadian GAAP for which recognition would be required under IFRS. The requirements of IFRS were then applied to the assets acquired and liabilities assumed from the date of acquisition to the transition date.

ii) IAS 23 - Borrowing Costs
The Company has elected not to apply the requirements of IAS 23 retrospectively and will eliminate all previously capitalized interest costs as at the transition date through opening retained earnings. The Company will capitalize borrowing costs for qualifying assets for which the commencement date for capitalization is on or after the transition date.

c)	Retroactive Applications

	i)	Share-based Compensation

The Company has chosen not to apply IFRS 2, Share-based Payment, retrospectively to options granted on or before November 7, 2002 or granted after November 7, 2002 and vested before the date of transition to IFRS.

SAND Technology Inc.
Notes to Consolidated Financial Statements
July 31, 2012 and 2011
(Expressed in Canadian Dollars, unless otherwise stated)

ii)	Convertible Debenture
The Company has chosen to value the convertible debenture and its components at fair value, thereby removing the equity component of the convertible debenture and presenting it as a liability.

d)	Changes in Presentation

	i)	Consolidated Cash Flow Statement

Under pre-change accounting standards, interest paid and received were presented through the notes. Under IFRS, interest is allocated to investing and financing activities where they can be identified with transactions within those categories. There are no other material adjustments to the consolidated statement of cash flows. The components of cash and cash equivalents under pre-change accounting standards are similar to those presented under IFRS.

e)	Reconciliations between Canadian GAAP and IFRS

A reconciliation of how the transition from previous Canadian GAAP to IFRS has affected the Company’s financial position, financial performance and cash flows is set in the following tables and the notes that accompany the tables.

i)	Shareholders’ deficiency

In preparing its opening IFRS statement of financial position, The Company has adjusted amounts reported previously in the consolidated financial statements prepared in accordance with Canadian GAAP. The effects of the conversion which were netted against shareholders’ equity are as follows:

		July 31,	August 1,
	Note	2011	2010

Shareholders' Deficiency in accordance with Canadian GAAP -		$(2,894,831)	$(2,450,664)
Adjustments:
Stock-based compensation (Deficit)	15 f)	(176,964)	(10,005)
Stock-based compensation (Contributed surplus)	15 f)	176,964	10,005
Equity component of Convertible debenture	15 g)	(446,027)	(446,027)
Equity component of Convertible debenture (Deficit)	15 g)	282,124	209,688
Equity component of Convertible debenture (Contributed surplus)	15 g)	(305,600)	(305,600)
Shareholders' Deficiency in accordance with IFRS		(3,364,334)	(2,992,603)

SAND Technology Inc.
Notes to Consolidated Financial Statements
July 31, 2012 and 2011
(Expressed in Canadian Dollars, unless otherwise stated)

ii) Reconciliation of the Balance Sheet under Canadian GAAP to IFRS as at August 1, 2010

		Canadian	transition to
	Note	GAAP	IFRS	IFRS

ASSETS
Current Assets
Cash		$579,270	$-	$579,270
Trade and other receivables		739,144	-	739,144
Research and development tax credits receivable		660,000	-	660,000
Prepaid expenses		74,541	-	74,541
		2,052,955	-	2,052,955

Capital assets		64,488	-	64,488
		2,117,443	-	2,117,443

LIABILITIES
Current Liabilities
Trade and other payables		984,149	-	984,149
Deferred revenue		1,135,814	-	1,135,814
Deferred lease inducements		19,558	-	19,558
Due to shareholders		896,369	-	896,369
		3,035,890	-	3,035,890

Deferred revenue		106,124	-	106,124
Due to shareholders		977,784	-	977,784
Convertible debentures	15 g)	448,309	199,012	647,321
Other financial liabilities	15 g)	-	342,927	342,927
		4,568,107	541,939	5,110,046

SHAREHOLDERS' DEFICIENCY
Share capital		38,976,108	-	38,976,108
Equity component of convertible debentures	15 g)	446,027	(446,027)	-
Contributed surplus	15 f)	1,053,897	(295,595)	758,302
Deficit	15 f) g)	(42,926,696)	199,683	(42,727,013)
		(2,450,664)	(541,939)	(2,992,603)
		$2,117,443	$-	$2,117,443

SAND Technology Inc.
Notes to Consolidated Financial Statements
July 31, 2012 and 2011
(Expressed in Canadian Dollars, unless otherwise stated)

iii) Reconciliation of the Balance Sheet under Canadian GAAP to IFRS as at July 31, 2011

		Previous	Effect of
		Canadian	transition to
	Note	GAAP	IFRS	IFRS

ASSETS
Current Assets
Cash		$810,745	$-	$810,745
Trade and other receivables		541,959	-	541,959
Research and development tax credits receivable		663,857	-	663,857
Prepaid expenses		117,305	-	117,305
		2,133,866	-	2,133,866

Capital assets		81,361	-	81,361
		2,215,227	-	2,215,227

LIABILITIES
Current Liabilities
Trade and other payables		776,623	-	776,623
Deferred revenue		1,179,652	-	1,179,652
Due to shareholders		1,425,945	-	1,425,945
		3,382,220	-	3,382,220

Deferred revenue		696,275	-	696,275
Due to shareholders		488,892	-	488,892
Convertible debentures	15 g)	542,671	154,290	696,961
Other financial liabilities	15 g)	-	315,213	315,213
		5,110,058	469,503	5,579,561

SHAREHOLDERS' DEFICIENCY
Share capital		39,706,665	-	39,706,665
Equity component of convertible debentures	15 g)	446,027	(446,027)	-
Contributed surplus	15 f)	1,991,642	(128,636)	1,863,006
Deficit	15 f) g)	(45,039,165)	105,160	(44,934,005)
		(2,894,831)	(469,503)	(3,364,334)
		$2,215,227	$-	$2,215,227

SAND Technology Inc.
Notes to Consolidated Financial Statements
July 31, 2012 and 2011
(Expressed in Canadian Dollars, unless otherwise stated)

iv)	Reconciliation of the Statement of Comprehensive Loss under Canadian GAAP to IFRS for the year ended July 31, 2011

		Previous	Effect of
		Canadian	transition to
	Note	GAAP	IFRS	IFRS

Revenue		$4,633,693	$-	$4,633,693

Cost of sales and product support		1,092,995	-	1,092,995
Gross profit		3,540,698	-	3,540,698

Operating expenses
Research and development costs, net		1,223,963	-	1,223,963
Selling, general and administrative	15 f)	5,440,109	166,959	5,607,068
		6,664,072	166,959	6,831,031
Operating loss		(3,123,374)	(166,959)	(3,290,333)
Net finance expense	15 g)	442,459	(72,436)	370,023
Loss from continuing operations		(3,565,833)	(94,523)	(3,660,356)
Gain on sale of discontinued operations		-	-	-
Earnings from discontinued operations		1,453,364	-	1,453,364
Net loss and comprehensive loss		$(2,112,469)	$(94,523)	$(2,206,992)

Basic and diluted loss per share		$(0.12)	$(0.01)	$(0.13)
From continuing operations		$(0.21)	$(0.01)	$(0.21)
From discontinued operations		$0.09	$-	$0.09

Basic weighted average number of common shares		17,048,978	17,048,978	17,048,978

SAND Technology Inc.
Notes to Consolidated Financial Statements
July 31, 2012 and 2011
(Expressed in Canadian Dollars, unless otherwise stated)

f)	Explanatory Notes – Share-based compensation

Under Canadian GAAP, the entity can consider the entire award as a group, determine the fair value using the average term of the instruments and then recognize the compensation expense on a straight- line basis over the vesting period. Additionally, under Canadian GAAP, forfeitures must be recognized as they occur.

Pursuant to IFRS 2, each portion of an award with graded vesting options must be considered as a separate award with its own vesting date and fair value and must be recognized on that basis. Additionally, under IFRS, entities are required to estimate awards that are expected to vest and to revise that estimate if subsequent information indicates that actual forfeitures are likely to differ from initial estimates.

The impact on the Company’s transition to IFRS is to increase contributed surplus by $10,005 and increase the accumulated deficit by the same amount as at August 1, 2010 and increase Selling, general and administrative expenses by $166,959 for the year ended July 31, 2011 and increase contributed surplus by the same amount.

g)	Explanatory Notes – Convertible debentures

Under Canadian GAAP, the component parts of compound financial instruments (convertible debenture) issued by the Company were classified separately as financial liabilities and equity in accordance with the substance of the contractual arrangements and the definitions of a financial liability and an equity instrument. The conversion option that was to be settled by the exchange of a fixed amount of cash for a fixed number of the Company’s own equity instruments was classified as an equity instrument.

Under IFRS, the conversion option that will be settled by the exchange of a fixed amount of cash for a fixed number of the Company’s own equity instruments is classified as a financial liability since the instrument does not meet the fixed for fixed test.

As a result, the equity component in the amount of $446,027 and the value of the warrants credited to contributed surplus in the amount of $305,600 that were previously recognized under Canadian GAAP were written off. At conversion date, the liability portion of the financial instrument was adjusted to $647,321 and the derivative components were classified as other financial liabilities in the amount of $342,927. An adjustment of $209,688 was charged to deficit. For the year ended July 31, 2011, accretion expense was increased by $72,436.

SAND Technology Inc.
Notes to Consolidated Financial Statements
July 31, 2012 and 2011
(Expressed in Canadian Dollars, unless otherwise stated)

26 – SUBSEQUENT EVENTS

During the year, the Company had to delay the filing of its interim financial report and related management’s discussion and analysis for the interim period ended April 30, 2012 beyond the filing deadline of June 29, 2012 due to the departure of the Chief Financial Officer in early June 2012.

The Company was then advised by the Autorité des Marchés Financiers (the “AMF”) that, in accordance with the guidelines set out in Policy Statement 12-203 respecting Cease Trade Orders for Continuous Disclosure Defaults, it had issued a cease trade order that prohibits all trading of the securities of the Company. The cease trade order was lifted by the AMF in October 2012.

ITEM 19.	EXHIBITS

EXHIBIT INDEX

Exhibit	Exhibit Description
Number
1.1	Articles of Incorporation, as amended on December 20, 1996 and December 31, 1996(A).
1.2	Amendment to Articles of Incorporation dated January 1, 2000(B).
1.3	By-Laws approved, confirmed and ratified by the shareholders on December 17, 2002(C).
4.1	SAND 1996 Stock Incentive Plan as amended(D).
4.2	SAND 1996 Stock Option Plan as amended(E).
4.3	SAND Share Award Plan dated November 2, 2006 and Share Award Agreement thereunder(F).
4.5	Voting Agreement by and between SAND, Arthur G. Ritchie and Bradley G. Griffith on behalf of the Debenture holders dated April 18, 2008(K).
4.6	Inter-Creditor Priority Agreement by and between SAND, Arthur G. Ritchie and Bradley G. Griffith on behalf of the Debenture holders, dated April 18, 2008(L).
4.7	Deed of Hypothec to Secure Payment of Debentures by and between SAND and Bradley G. Griffith on behalf of the Debenture holders, dated April 24, 2008(M).
4.8	Repayment Agreement by and between Arthur G. Ritchie, SAND and Jerart Financial Services Ltd.
4.9	Consulting Agreement by and between Arthur G. Ritchie, SAND and Jerart Financial Services Ltd.
4.10	Marketing and Sales Assistance Agreement by and between Arthur G. Ritchie and SAND.
4.11	Priority Agreement by and between Jerart Financial Services Limited, Arthur G. Ritchie and Bradley G. Griffith.
4.12	Form of Convertible Debenture(O).
4.13	Form of Warrant(P).
4.14	SAND 2010 Stock Incentive Plan(Q)
4.15	Employment Agreement of Michael Pilcher
4.16	Employment Agreement of Tony Giuliano
6.1	Statement detailing computation of per share earnings.
8.1	Subsidiaries.
11.1	Standards of Ethical Conduct(G).
12.1	Certification of the Chief Executive Officer of SAND pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

Exhibit
Number	Exhibit Description
12.2	Certification of the Chief Financial Officer of SAND pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
13.1	Certification of Chief Executive Officer of SAND pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
13.2	Certification of the Chief Financial Officer of SAND pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
15.1	Consent of Raymond Chabot Grant Thornton LLP.
15.2	Amended and Restated Audit Committee Charter(H).
15.3	Governance, Nomination, Human Resources and Compensation Committee Charter(I).
15.4	Board of Directors Charter(J).

Notes to Exhibit Index:

(A)	Previously filed as an exhibit to SAND’s Annual Report on Form 20-F for the year ended July 31, 1996 and incorporated herein by reference.

(B)	Previously filed as an exhibit to Amendment No. 1 to SAND’s Form F-2 Registration Statement (333-12216) filed on August 18, 2000 and incorporated herein by reference.

(C)	Previously filed as exhibit 3.3 to SAND’s Annual Report on Form 20-F for the year ended July 31, 2002 and incorporated herein by reference.

(D)	Previously filed as exhibit 4.1 to SAND’s Annual Report on Form 20-F for the year ended July 31, 2005 and incorporated herein by reference.

(E)	Previously filed as exhibit 4.2 to SAND’s Annual Report on Form 20-F for the year ended July 31, 1996 and incorporated herein by reference.

(F)	Previously filed as exhibit 4.6 to SAND’s Annual Report on Form 20-F for the year ended July 31, 2007 and incorporated herein by reference.

(G)	Previously filed as exhibit 11.1 to SAND’s Annual Report on Form 20-F for the year ended July 31, 2005 and incorporated herein by reference.

(H)	Previously filed as exhibit 15.1 to SAND’s Annual Report on Form 20-F for the year ended July 31, 2005 and incorporated herein by reference.

(I)	Previously filed as exhibit 15.2 to SAND’s Annual Report on Form 20-F for the year ended July 31, 1996 and incorporated herein by reference.

(J)	Previously filed as exhibit 14.3 to SAND’s Annual Report on Form 20-F for the year ended July 31, 2003 and incorporated herein by reference.

(K)	Previously filed as exhibit 4.5 to SAND’s Annual Report on Form 20-F for the year ended July 31, 2008 and incorporated by reference.

(L)	Previously filed as exhibit 4.6 to SAND’s Annual Report on Form 20-F for the year ended July 31, 2008 and incorporated herein by reference.

(M)	Previously filed as exhibit 4.7 to SAND’s Annual Report on Form 20-F for the year ended July 31, 2008 and incorporated herein by reference.

(O)	Previously filed as exhibit 4.12 to SAND’s Annual Report on Form 20-F for the year ended July 31, 2010 and incorporated herein by reference.

(P)	Previously filed as exhibit 4.13 to SAND’s Annual Report on Form 20-F for the year ended July 31, 2010 and incorporated herein by reference.

(Q)	Previously filed as exhibit 4.14 to SAND’s Annual Report on Form 20-F for the year ended July 31, 2010 and incorporated herein by reference.

(R)	Previously filed as exhibit 4.15 to SAND’s Annual Report on Form 20-F for the year ended July 31, 2011 and incorporated herein by reference.

(S)	Previously filed as exhibit 99.1 to SAND’s Report on Form 6-K filed on October 19, 2011 and incorporated herein by reference.

(T)	Previously filed as exhibit 99.2 to SAND’s Report on Form 6-K filed on October 19, 2011 and incorporated herein by reference.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on Form 20-F on its behalf.

SAND TECHNOLOGY INC.

Dated: November 28, 2012	By: /s/ P. WAYNE MUSSELMAN
Wayne Musselman
Director