Form 20-F/A
period 2012-07-31
SAND TECHNOLOGY INC
filed 2012-12-11
CIK 753050

UNITED STATES
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
By the International Accounting Standards Board [X]

IF “Other” indicate by check mark which financial statement item the registrant has elected to follow.
Item 17 [   ]     Item 18 [   ]

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).
[   ]  Yes     [X]  No

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

- ii -

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.
[   ] Yes    [   ] No

- iii -

Explanatory Note

This Form 20-F/A is being filed to replace the financial statements contained in Item 18 of the report filed with the initial Form 20-F for the fiscal year ended July 31, 2012 (the “Initial Form 20-F”). An incorrect version of the financial statements was included in the Initial Form 20-F. All references in the Initial Form 20-F to the notes contained in the financial statements are to the notes contained in the financial statements filed in Item 18 of this Form 20-F/A.

- iv -

SAND TECHNOLOGY INC.

Annual Report on Form 20-F/A for the Fiscal Year Ended
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

  our future capital needs;·
  future expectations as to profitability and operating results;
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

- v -

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

- vi -

SAND TECHNOLOGY INC.
TABLE OF CONTENTS

- i -

- ii -

In this Annual Report on Form 20-F/A (the "Report"), unless we indicate otherwise or the context otherwise requires, “we”, “our”, “us”, “SAND” and the “Company” refer to SAND Technology Inc. and its consolidated subsidiaries and “shares” and “common shares” refer to our Class “A” Common Shares. References in this Report to a fiscal year means one of our fiscal years ending July 31.

Except where otherwise indicated, all dollar amounts stated in this Annual Report on Form 20-F/A are Canadian dollars.

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

Authorized Class “B” Common Shares

The Company also has authorized Class “B”, Series A Common Shares of which none are issued and outstanding as of November 28, 2012.

Disclosure of U.S. Exchange Rates against Canadian Financial Reporting Currency

Foreign exchange rate U.S. to Canadian Dollar:	Fiscal 2012	Fiscal 2011	Fiscal 2010	Fiscal 2009	Fiscal 2008
Average	1.0083	0.9943	1.0491	1.1754	1.0352
High Low	1.0549 0.9602	1.0535 0.9428	1.1072 0.9988	1.2633 1.0547	1.0755 0.7695

Month Ended	High	Low	Close
July 31, 2012	1.0044	1.0008	1.0029
June 30, 2012	1.0228	1.0166	1.0181
May 31, 2012	1.0366	1.0278	1.0329
April 30, 2012	0.9895	0.9821	0.9879
March 31, 2012	1.000	0.9960	0.9975
February 29, 2012	0.9910	0.9844	0.9895
January 31, 2012	1.0055	0.9966	1.0028
December 31, 2011	1.0216	1.0162	1.0170
November 30, 2011	1.0271	1.0124	1.0203
October 31, 2011	0.9996	.0.9922	0.9967
September 30, 2011	1.0482	1.0372	1.0482
August 31, 2011	0.9777	0.9726	0.9794

Month	Monthly Average
July 2012	1.0134
June 2012	1.0275
May 2012	1.0102
April 2012	0.9926
March 2012	0.9935
February 2012	0.9970
January 2012	1.0127
December 2011	1.0241
November 2011	1.0257
October 2011	1.0191
September 2011	1.0030
August 2011	0.9824

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

The Company holds registered trademarks and trademarks. SAND Technology, N-Vector, Sandonline and Nucleus are registered trademarks, and SAND DNA Analytics, SAND Analytic Server, and all related SAND − and Nucleus-based marks and designs are trademarks of the Company.

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

E.        Off-balance Sheet Arrangements

None.

F.        Disclosure of contractual obligations

The following table provides a summary of the material financial obligations as of July 31, 2012:

Payments due by period
		Less than	1 - 3		More than
	Total	1 year	years	3 - 5 years	5 years
Operating lease obligations	$ 1,873,569	$ 232,993	$ 401,408	$ 1,239,168	—

Debt Component of Convertible Debentures (1)	1,798,000	—	—	1,798,000	—

Total	$ 3,671,569	$ 232,993	$ 401,408	$ 3,037,168	—

(1)

- The amount represents the redemption value of the convertible debentures on the maturity date, December 31, 2017. Reference should be made to the audited consolidated financial statements for the book value as at July 31, 2011.

G.        Safe Harbor

Certain statements contained in this Report are "forward-looking statements" within the meaning of the United States Securities Act of 1934 and of the Exchange Act. The forward-looking statements are intended to be subject to the safe harbour protection provided by these Acts. We have based these forward-looking statements on our current expectations and projections about future results, levels of activity, events, trends or plans. Such forward-looking statements are not guarantees and are subject to known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as "guidance", "may", "will", "should", "could", "would", "expect", "plan", "anticipate", "believe", "estimate", "continue", or the negative of such terms or other similar expressions. All forward-looking statements included in this discussion are based on current expectations and on information available to us on the date of this Annual Report on Form 20-F/A. For a more detailed discussion of these risks and uncertainties and other business risks, see Item 3.D. - "Risk Factors". Although the Company has attempted to identify important risks and factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors and risks that cause actions, events or results not to be as anticipated, estimated or intended. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date made. Except as required by applicable laws, we undertake no obligation to publicly release the result of any revision of these forward-looking statements to reflect events or circumstances after the date they are made or to reflect the occurrence of unanticipated events

ITEM 6.       DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

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

Name	Office	Year appointed to Office	Other Positions and Business Experience
Thomas M. O’Donnell	Former Chief Executive Officer	2009(5)	CEO of Edge Specialists LLC
Michael Pilcher	Former President and Chief Operating Officer	2010(4)	Senior executive at multiple large companies and start-up companies
Tony J. Giuliano	Former Vice-President, Finance and Administration and Chief Financial Officer and Corporate Secretary	2010(2)(3)	Chief Financial Officer at multiple companies
Richard Grondin	Former Chief Technology Officer	2009(1)	-

Notes:

(1)	Richard Grondin was appointed Chief Technology Officer on November 1, 2009. Mr. Grondin left the Company in July 2012.

(2)	Tony J. Giuliano was appointed as Vice-President, Finance and Administration of the Company on October 4, 2010. Mr. Giuliano left the Company in June 2012.

(3)	Tony J. Giuliano was appointed as Corporate Secretary of the Company on November 16, 2010. Mr. Giuliano left the Company in June 2012.

(4)	Michael Pilcher was appointed Chief Operating Officer of the Company on April 1, 2010 and President on July 12, 2011. Mr. Pilcher left the Company in June of 2012.

(5)

Thomas M. O’Donnell was appointed President and Chief Executive Officer of the Company onNovember 1st , 2009, relinquished the role of President on July 12, 2011 and resigned as CEO effective June 30, 2012.

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

•

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

•

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

•

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

•

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

•

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

•

Voting Rights: Except as otherwise required by law or in accordance with any voting rights which may from time to time be attached to any series of Class B Shares, the holders of the Class B Shares as a Class “A”re not entitled as such to receive notice of, to attend or to vote at any meeting of the shareholders of the Company.

•

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

I.        Subsidiary Information

Information relating to the Company’s subsidiaries is described in – Information on the Company – particularly under "Organizational Structure" in Item 4 and in "Exhibit 8.1" to this Annual Report on Form 20-F/A.

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

Consolidated Financial Statements
July 31, 2012

SAND Technology Inc.

Consolidated Financial Statements
July 31, 2012

Independent Auditor’s Report

Raymond Chabot Grant Thornton LLP
Suite 2000
National Bank Tower
600 De La Gauchetière Street West
Montréal, Québec H3B 4L8
To the Shareholders of
SAND Technology Inc.	Telephone: 514-878-2691
Fax: 514-878-2127
www.rcgt.com

We have audited the accompanying consolidated financial statements of SAND Technology Inc. which comprise the consolidated balance sheets as at July 31, 2012, and 2011 and August 1, 2010, and the consolidated statements of comprehensive income, consolidated statements of changes in shareholders’ equity and consolidated statements of cash flows for the years ended July 31, 2012 and 2011, and a summary of significant accounting policies and other explanatory information.

Management’s responsibility for the consolidated financial statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

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

Chartered Accountants
Member of Grant Thornton International Ltd

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of SAND Technology Inc. as at July 31, 2012, and 2011 and August 1, 2010, and its financial performance and its cash flows for the years ended July 31, 2012 and 2011 in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Emphasis of matter

Without modifying our opinion, we draw attention to Note 2 to the consolidated financial statements, which indicate that the Company has continuing losses and negative cash flows from operations. Accordingly, there exists a material uncertainty that cast significant doubt about the Company’s ability to continue as a going concern.

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

Montréal, Canada
November 28, 2012

____________________________________________________
1 CPA auditor, CA public accountancy permit no. A121855

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

Net loss
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

Net income
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

SAND Technology Inc. and its wholly-owned subsidiaries (collectively the “Company”) are involved in the design, development, marketing and support of software products and services that reduce large amounts of data into a small footprint and enable users to retrieve usable business information from large amounts of data.

2 - GOING CONCERN

The consolidated financial statements have been prepared on a going concern basis. The going concern basis of presentation assumes that the Company will continue in operation for the foreseeable future and be able to realize its assets and discharge its liabilities and commitments in the normal course of business.

With the exception of the gain in the amount $8,571,967 realized from the sale of its SAP Information Lifecycle Management (ILM) Product Line, the Company has incurred operating losses in the past years and has accumulated a deficit of $42,130,308 as at July 31, 2012. The Company has also generated negative cash flows from operations. Historically, the Company financed its operating and capital requirements mainly through issuances of debt and equity. The Company’s continuation as a going concern is dependent upon, amongst other things, attaining a satisfactory revenue level, the support of its customers, a return to profitable operations and the generation of cash from operations, the ability to secure new financing arrangements and new capital. These matters are dependent on a number of items outside of the Company’s control. These material uncertainties cast significant doubt regarding the Company’s ability to continue as a going concern..

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
July 31, 2012 and 2011
(Expressed in Canadian Dollars, unless otherwise stated)

3 - SIGNIFICANT ACCOUNTING POLICIES

a)	Basis of Presentation and Statement of Compliance

The consolidated financial statements present the Company’s consolidated balance sheets as at July 31, 2012, July 31, 2011 and August 1, 2010, as well as its consolidated income, comprehensive income, cash flows, and changes in shareholders’ equity for the years ended July 31, 2012 and 2011. Until July 31, 2011, the Company’s consolidated financial statements were prepared in accordance with Canadian Generally Accepted Accounting Principles (“GAAP”) that applied prior to the conversion to International Financial Reporting Standards (“IFRS”). In preparing these consolidated financial statements, management applied IFRS 1, First-time Adoption of International Financial Reporting Standards and amended certain recognition and measurement methods to comply with IFRS. The consolidated financial statements of the Company have been prepared in accordance with IFRS. The comparative figures for 2011 were restated to reflect these adjustments. Certain reconciliations and descriptions of the effect of the transition from Canadian GAAP to IFRS on shareholders’ equity, comprehensive income and cash flows have been provided in Note 25.

The consolidated financial statements were approved and authorized for issue by the Board of Directors on November 28, 2012.

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

Material residual value estimates and estimates of useful life are updated as required, but at least annually.

h)	Impairment of Capital Assets

Assets are tested for recoverability when events or changes in circumstances indicate that their carrying amount may not be recoverable. Assets are assessed at the end of each reporting period to determine if any indication of impairment exists. If any such indication exists, the Company estimates the recoverable amount of the asset. For the purpose of impairment testing, assets that cannot be tested individually are grouped together into the smallest group of assets that generates cash inflows from continuing use that are largely independent of the cash flows of other assets. The recoverable amount is the higher of fair value less costs to sell (“FVLCS”) and value in use (“VIU”). Recoverability is measured by comparing the carrying amount of the asset to the higher of its FVLCS and its VIU. VIU is calculated using the estimated discounted future cash flows expected to be generated by the asset. The estimation and discounting of cash flows involves key assumptions that consider all information available on the respective testing date. Management uses its judgment, considering past and actual performance as well as expected developments in the respective markets and in the overall macro- economic environment and economic trends to model and discount future cash flows. The Company estimates FVLCS based upon current prices for similar assets. If the carrying amount of the asset exceeds its estimated recoverable amount, the difference is recognized as an impairment charge. Capital assets are subsequently reassessed for indications that an impairment loss previously recognized may no longer exist. An impairment charge is reversed if the cash-generating unit’s recoverable amount exceeds its carrying amount.

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

Diluted earnings per share is computed by dividing adjusted net income available to common shareholders of the parent company by the weighted average number of common shares outstanding adjusted for the effects of all dilutive common share issuances. Dilutive common share issuances shall be deemed to have been converted into ordinary shares at the beginning of the period or if later, at the date of issue of the potential common shares.

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

Research costs are charged to operations in the period in which they are incurred. Development costs are expensed as incurred unless a project meets the criteria under IFRS to be capitalized as an intangible asset. The Company has not met this criteria to date.

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

Research and development tax and e-business credits relating to eligible expenditures are included in earnings against the related expenses in the period in which the expenditures are incurred, provided that the Company is reasonably certain that the credits will be received.

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

At the end of each reporting period, the Company re-assesses its estimate of the number of stock options that are expected to vest and recognizes the impact of any revisions in earnings. No adjustment is made to any expense recognized in prior periods if the options ultimately exercised are different to that estimated on vesting.

Any consideration paid by employees and directors on exercise of stock options is credited to share capital together with any related share-based compensation expense originally recorded in contributed surplus.

v)	Provisions and Contingent Liabilities

Provisions for product warranties, legal disputes, onerous contracts or other claims are recognized when the Company has a present legal or constructive obligation as a result of a past event, it is probable that an outflow of economic resources will be required from the Company and amounts can be estimated reliably. Timing or amount of the outflow may still be uncertain.

Provisions are measured at the estimated expenditure required to settle the present obligation, based on the most reliable evidence available at the reporting date, including the risks and uncertainties associated with the present obligation. Where there are a number of similar obligations, the likelihood that an outflow will be required in settlement is determined by considering the class of obligations as a whole. Provisions are discounted to their present value, where the time value of money is material.

In those cases where the possible outflow of economic resources as a result of present obligations is considered improbable or remote, no liability is recognized.

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
Notes to Consolidated Financial Statements
July 31, 2012 and 2011
(Expressed in Canadian Dollars, unless otherwise stated)

Classification and subsequent measurement of financial assets

For the purpose of subsequent measurement, the Company’s financial assets are classified into the following categories upon initial recognition: • loans and receivables

All financial assets except for those at fair value through profit or loss (FVTPL) are subject to review for impairment at least at each reporting date to identify whether there is any objective evidence that a financial asset or a group of financial assets is impaired. Different criteria to determine impairment are applied for each category of financial assets, which are described below. All income and expenses relating to financial assets that are recognised in profit or loss are presented within net finance expense, finance income or other financial items, except for the impairment of trade receivables which is presented within selling, general and administrative expenses.

Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. After initial recognition, these are measured at amortised cost using the effective interest method, less provision for impairment. Discounting is omitted where the effect of discounting is immaterial. The Company’s cash, trade and other receivables, except for sales tax receivable fall into this category of financial instruments.

Individually significant receivables are considered for impairment when they are past due or when other objective evidence is received that a specific counterparty will default.

Classification and subsequent measurement of financial liabilities

The Company’s financial liabilities include trade and other payables, except for sales tax payable, due to shareholders, convertible debentures and other financial liabilities. Financial liabilities, except for other financial liabilities, are measured at amortised cost using the effective interest rate method, Other financial liabilities are designated at fair value through profit or loss and are carried subsequently at fair value with gains or losses recognized in profit or loss.

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

IFRS 9 Financial Instruments (IFRS 9)

The IASB aims to replace IAS 39 Financial Instruments: Recognition and Measurement in its entirety. IFRS 9 is being issued in phases. To date, the chapters dealing with recognition, classification, measurement and de-recognition of financial assets and liabilities have been issued. These chapters are effective for annual periods beginning January 1, 2015. Further chapters dealing with impairment methodology and hedge accounting are still being developed. The Company’s management have yet to assess the impact of this new standard on the Company’s consolidated financial statements. However, they do not expect to implement IFRS 9 until all of its chapters have been published and they can comprehensively assess the impact of all changes.

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

4 - RESEARCH AND DEVELOPMENT COSTS

Research and development costs presented in the consolidated statements of operations and comprehensive income have been determined as follows:

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

As a result of this transaction, the Company recorded a gain of $8,571,967 taking into account the full proceeds from the sale that are expected to be recovered (including the transfer of deferred revenues and other working capital elements of $350,650), reduced by a small amount of capital assets transferred and legal and personnel expenses incurred of $217,883. The Company will not have any income taxes to pay on this transaction as it has sufficient income tax loss carryforwards from prior years to offset the gain.

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

Since most of the Company’s customers are relatively large companies in various industries and with a strong history of payment, the allowance for doubtful accounts was nil as at July 31, 2012 and 2011 and August 1, 2010.

The carrying amounts of the Company’s trade receivables are denominated in the following currencies:

	July 31,	July 31,	August 1,
	2012	2011	2010

Canadian dollars	$9,884	$22,527	$41,103
US dollars	158,650	168,451	51,259
UK Pounds	51,110	-	545,979
Euros	87,424	350,981	100,803
Australian dollars	869	-	-
	$307,937	$541,959	$739,144

SAND Technology Inc.
Notes to Consolidated Financial Statements
July 31, 2012 and 2011
(Expressed in Canadian Dollars, unless otherwise stated)

9 – OTHER RECEIVABLES

		July 31,	July 31,	August 1,
	Note	2012	2011	2010

Long-term trade receivables		$184,965	$-	$-
Receivable from the sale of the SAP ILM product line	7	790,320	-	-
		$975,285	$-	$-

10 – CAPITAL ASSETS

			Research and
	Computer	Furniture and	development	Leasehold
	equipment	equipment	equipment	improvements	Total
Cost
Balance as at August 1, 2010	$325,132	$569,433	$161,565	$294,287	$1,350,417
Additions		13,333	14,546	29,557	57,436
Disposal	(210,994)	(37,875)		-	(248,869)
Balance as at July 31, 2011	114,138	544,891	176,111	323,844	1,158,984
Balance as at July 31, 2011	$114,138	$544,891	$176,111	$323,844	$1,158,984
Additions	-	5,749	1,094	345,725	352,568
Disposal	(3,155)	-	-	-	(3,155)
Balance as at July 31, 2012	$110,983	$550,640	$177,205	$669,569	$1,508,397

			Research and
	Computer	Furniture and	development	Leasehold
	equipment	equipment	equipment	improvements	Total
Accumulated depreciation
Balance as at August 1, 2010	$307,120	$546,563	$154,527	$277,719	$1,285,929
Depreciation	2,611	15,016	6,300	16,670	40,597
Disposal and write-offs	(211,028)	(37,875)	-	-	(248,903)
Balance as at July 31, 2011	98,703	523,704	160,827	294,389	1,077,623
Balance as at July 31, 2011	$98,703	$523,704	$160,827	$294,389	$1,077,623
Depreciation	5,706	5,814	7,304	38,753	57,577
Disposals	(3,155)	-	-	-	(3,155)
Balance as at July 31, 2012	$101,254	$529,518	$168,131	$333,142	$1,132,045

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

The Company allocated the proceeds from the bridge loan between the loan and the warrants according to their relative fair value, using the Black-Scholes option pricing model to determine the fair value of the warrants. The fair value allocated to the loan was estimated at $779,679 and was recorded in current liabilities. The fair value allocated to the warrants was estimated at $220,321 and was recorded in contributed surplus. The fair value of the warrants at the time of the completion of the bridge loan was estimated using the Black-Scholes option pricing model with the following assumptions:

Share price	$0.58
Dividend yield	-
Expected volatility	252%
Risk free interest rate	3.00%
Expected life	3 years

Expected volatility was calculated using the average closing price change on the Over-The-Counter Bulletin Board for 3 years prior to the issue date of the warrants.

12– TRADE AND OTHER PAYABLES

	July 31,	July 31,	August 1,
	2012	2011	2010

Trade payables and accrued liabilities	$584,517	$690,282	$834,371
Salaries and commission payable	12,582	74,952	57,186
Sales tax payable	-	11,389	66,884
Payable to certain board membeers	80,000	-	-
Advance from a private investor	-	-	25,708
	$677,099	$776,623	$984,149

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

Expected volatility was calculated using the average closing price change on the Over-The-Counter Bulletin Board for 3 years prior to the issue date of the warrants.

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

Expected volatility was calculated using the average closing price change on the Over-The-Counter Bulletin Board for 3 years prior to the issue date of the warrants.

SAND Technology Inc.
Notes to Consolidated Financial Statements
July 31, 2012 and 2011
(Expressed in Canadian Dollars, unless otherwise stated)

16 - SHARE CAPITAL

Authorized
     An unlimited number of class "A" common shares, without par value
     An unlimited number of class "B" common shares, without par value

Issued and outstanding
     19,673,636 class "A" common shares
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

Stock options vest as stipulated in the stock option agreement and, under the 2010 Stock Incentive Plan, and have a vesting period ranging from immediately to 3 years, with a maximum term of 10 years. Stock options issued under the 1996 Stock Incentive Plan and the 1996 Stock Option Plan have a maximum term of 20 years.

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

The weighted average share price at the date of exercise for the year ended July 31, 2012 was $0.54

Expected volatility was calculated using the average closing price change on the Over-The-Counter Bulletin Board for 8 years prior to the issue date of the warrants.

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

Expected volatility was calculated using the average closing price change on the Over-The-Counter Bulletin Board for 3 years prior to the issue date of the warrants.

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

b)	Warrants

The following table summarizes information about the Company’s share warrants, which are all fully vested and outstanding:

	July 31, 2012			July 31, 2011
	Warrants Outstanding			Warrants Outstanding
		Weighted	Weighted		Weighted	Weighted
		average	average		average	average
	Number of	remaining	exercise	Number of	remaining	exercise
	warrants	life (years)	price	warrants	life (years)	price
			(US dollars)			(US dollars)

Balance, beginning of year	1,857,147	1.63	0.29	1,899,715	1.40	0.01
Granted	500,000	2.10	0.50	1,071,432	2.63	0.50
Exercised	-	-	-	(780,000)	-	(0.01)
Expired	-	-	-	(334,000)	-	(0.01)

Balance, end of year	2,357,147	1.73	0.34	1,857,147	2.04	0.29

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

	July 31,	July 31,
	2012	2011

Stock options	2,134,083	3,473,583
Share awards	-	-
Warrants	2,357,147	1,857,147
Convertible debentures, principal	2,228,000	2,228,000
Convertible debentures, interest	579,280	460,453
	7,298,510	8,019,183

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

Diluted
The calculation of diluted earnings per share at July 31, 2012 was based on net income attributable to common shareholders of $2,803,697 (July 31, 2011 – loss of $ 2,206,992), and a weighted average number of common shares outstanding adjusted to reflect the effects of all options. For the period ended July 31, 2012, 2,048,227 options, 2,335,502 warrants, 2,228,000 shares from the potential conversion of the principal of the convertible debentures and 579,280 shares from the potential conversion of the interests of convertible debentures that may potentially dilute earnings per share in the future were not considered in the computation since the exercise price of these instruments was higher than the average market price. The diluted weighted average number of common share is calculated as follows:

	July 31,	July 31,
	2012	2011

Weighted average shares outstanding, basic	19,466,896	17,048,978
Options	85,856	-
Warrants	21,645	-
Convertible debentures, principal	-	-
Convertible debentures, interests	-	-
	19,574,397	17,048,978

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

Unrecognized deductible temporary differences for which no deferred tax assets have been recognized are presented in the following tables. Deferred tax assets have not been recognized in respect of these items because it is not probable that future taxable profits will be available against which the Company can utilize the benefits there from.

	July 31, 2012	July 31, 2011	August 1, 2010

Fixed Assets	$789,221	$724,803	$693,814
Intangible Assets	152,000	152,000	152,000
Research and development	16,704,378	15,410,853	14,495,853
Unused Non-capital loss carry forwards	41,427,505	49,997,940	43,532,790
Unused Capital loss carry forwards	400	400	400
	$59,073,504	$66,285,996	$58,874,857

SAND Technology Inc.
Notes to Consolidated Financial Statements
July 31, 2012 and 2011
(Expressed in Canadian Dollars, unless otherwise stated)

As at July 31, 2012, the Company has non-capital losses carried forward to reduce future taxable income expiring at various dates to 2030, as follows:

	United States	Canada
	$	$
2014		3,276,806
2015		3,250,651
2016	58,558
2017	333,298
2018	1,247,432
2019	2,269,214
2020	2,283,463
2021	2,821,257
2022	3,795,733
2023	1,923,573
2024	2,392,323
2025	2,389,031
2026	1,872,957	2,166,910
2027	986,590	2,275,707
2028	810,404	728,615
2029	557,543
2030	732,695
	24,474,071	11,698,689

The Company's wholly owned subsidiary in Germany also has a loss carry-forward of $5,534,039 at July 31, 2012, available indefinatively to reduce taxable income in future years.

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

The future aggregate minimum lease payments under non-cancellable operating leases are as follows:

July 31,
2012
2013	$232,993
2014	200,704
2015	200,704
2016	200,704
2017 and thereafter	1,038,464
$1,873,569

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

	July 31,	July 31,	July 31,
	2012	2011	2010

Due to shareholders	$-	$1,914,837	$1,874,153
Convertible debentures	834,368	696,961	647,321
Other financial liabilities	154,264	315,213	342,927
Total Debt	988,632	2,927,011	2,864,401

Less Cash	811,655	810,745	579,270
Net Debt	176,977	2,116,266	2,285,131

Shareholders' equity
Share capital	39,710,565	39,706,665	38,976,108
Contributed surplus	2,483,774	1,863,006	758,302
Deficit	(42,130,308)	(44,934,005)	(42,727,013)
	64,031	(3,364,334)	(2,992,603)
Adjusted Capital	$241,008	$(1,248,068)	$(707,472)

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

The Company’s credit risk exposure is detailed as follows:

	July 31,	July 31,
	2012	2011

Cash	$811,655	$810,745
Trade receivables	307,937	541,959
Other receivables	975,285	-
	$2,094,877	$1,352,704

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

SAND Technology Inc.
Notes to Consolidated Financial Statements
July 31, 2012 and 2011
(Expressed in Canadian Dollars, unless otherwise stated)

c) Currency risk

Currency risk is the risk that the value of a financial instrument will fluctuate due to changes in foreign exchange rates. The Company operates internationally and is exposed to risk from changes in foreign currency rates. The Company does not hold any financial instruments that mitigate this risk. Management minimizes this risk by paying expenditures in the currency of the local operation through which funds are generated as a result of local revenue invoicing. However, the Company is still highly exposed to risks from fluctuations in foreign currency rates with respect to the financial statement translation of foreign operations denominated in the U.S. dollar, the Pound Sterling, the Euro and the Australian Dollar. The following table details the Company’s sensitivity to a 10% strengthening of the U.S. dollar, the Pound Sterling, the Euro and the Australian Dollar (2011 – 30% strengthening of the U.S. dollar and the Pound Sterling and a 21% strengthening of the Euro) against the Canadian dollar on the net income (loss) of the Company. The sensitivity analysis includes adjustments to foreign currency denominated monetary assets and liabilities and revenues and expenses for the changes described above. For a weakening of the U.S. dollar, the Pound Sterling, the Euro and the Australian Dollar by the same percentages against the Canadian dollar, there would be an equal and opposite impact on the net income (loss) of the Company. For this reason, management assesses the Company’s currency risk to be high.

	Year ended July 31, 2012
	U.S. Dollar	U.K. Pound	Euro	Australian
	Impact	Sterling Impact	Impact	Dollar Impact

Net income (loss)
- in Canadian dollars	$137,403	$95,655	$79,373	$17,238

	Year ended July 31, 2011
	U.S. Dollar	U.K. Pound	Euro	Australian
	Impact	Sterling Impact	Impact	Dollar Impact

Net loss
- in Canadian dollars	$12,778	$(315,988)	$34,173	$69,796

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

The table below summarizes the Company’s financial liabilities and their due dates as at July 31, 2012 and July 31, 2011:

	July 31, 2012
	Carrying	Due	Due	Due
	Amount of	within	within	beyond
	Liability	1 year	2 - 5 years	5 years

Trade and other payables	677,098	677,099	-	-
Convertible debentures	1,798,000	-	1,798,000	-
Other financial liabilities	154,264	-	154,264	-

	July 31, 2011
	Carrying	Due	Due	Due
	Amount of	within	within	beyond
	Liability	1 year	2 - 5 years	5 years

Trade and other payables (a)	765,234	765,234	-	-
Due to shareholders (b)	1,914,837	1,425,945	488,892	-
Convertible debentures	1,713,000	-	-	1,713,000
Other financial liabilities	315,213	-	-	315,213

(a)	Excludes sales taxes payable
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

As at July 31, 2012 and July 31, 2011, the classification of financial instruments, as well as their carrying values and the fair values, is as follows:

	July 31, 2012
		Other	Total
	Loans and	Financial	Carrying	Fair
	Receivables	Liabilities	Value	Value
Financial Assets
Cash	$811,655	$-	$811,655	$811,655
Trade receivables	307,937	-	307,937	307,937
Other receivables	975,285	-	975,285	975,285

Financial Liabilities
Trade and other payables	677,099	677,099	677,099
Convertible debentures	834,368	834,368	834,368
Other financial liabilities (1)	154,264	154,264	154,264

SAND Technology Inc.
Notes to Consolidated Financial Statements
July 31, 2012 and 2011
(Expressed in Canadian Dollars, unless otherwise stated)

	July 31, 2011
		Other	Total
	Loans and	Financial	Carrying	Fair
	Receivables	Liabilities	Value	Value
Financial Assets
Cash	$810,745	$-	$810,745	$810,745
Trade receivables	541,959	-	541,959	541,959

Financial Liabilities
Trade and other payables	776,623	776,623	776,623
Due to shareholders	1,914,837	1,914,837	1,914,807
Convertible debentures	696,961	696,961	723,439
Other financial liabilities (1)	315,213	315,213	315,213

(1)	Consists of a Level 2 fair value hierarchy.

25 - TRANSITION TO INTERNATIONAL FINANCIAL REPORTING STANDARDS

As stated in Note 3a), this is the Company’s first year of consolidated financial statements being prepared in accordance with IFRS. The Company has adopted IFRS in accordance with IFRS 1, “First-time Adoption of International Financial Reporting Standards” (“IFRS 1”) with a transition date of August 1, 2010. The Company’s audited annual consolidated financial statements for the year ending July 31, 2012 are the first audited annual consolidated financial statements that are prepared in accordance with the requirements of IFRS including the application of IFRS 1. Prior to the adoption of IFRS, the Company prepared its consolidated financial statements in accordance with Canadian GAAP.

The significant accounting policies described in Note 3 have been applied in preparing the consolidated financial statements for the year ended July 31, 2012 as well as for the comparative information presented for the years ended July 31, 2011 and in the preparation of an opening IFRS consolidated balance sheet as at August 1, 2010.

In preparing the opening IFRS balance sheet as at August 1, 2010 and the comparative information for the year ended July 31, 2011, the Company adjusted amounts previously reported in the consolidated financial statements prepared in accordance with Canadian GAAP based on IFRS 1, elections and exceptions and IFRS policy choices. An explanation of how the transition from Canadian GAAP to IFRS has affected the Company’s financial position and financial performance and cash flows is set out in the following reconciliations and explanatory notes that accompany the reconciliations. Reconciliations of the consolidated balance sheets, consolidated statement comprehensive income and consolidated cash flows for the respective periods are contained in this Note.

SAND Technology Inc.
Notes to Consolidated Financial Statements
July 31, 2012 and 2011
(Expressed in Canadian Dollars, unless otherwise stated)

IFRS 1 - FIRST-TIME ADOPTION OF IFRS

IFRS 1 requires retroactive application for all IFRS standards effective at the reporting date except for certain mandatory exceptions from retrospective application that are relevant to the Company, or optional exemptions from retrospective application that were elected by the Company. Accordingly, these consolidated financial statements have been prepared based on the accounting policies described in Note 3. The applicable mandatory exceptions and optional exemptions from retrospective application are described in this section. The impact of these exceptions and exemptions and all other adjustments arising from IFRS policy choices and other requirements are described further below in section e), along with explanatory notes to the reconciliations of equity and comprehensive income and balance sheet items in section f) below.

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

ii)       Share-based Compensation

The Company has chosen not to apply IFRS 2, Share-based Payment, retrospectively to options granted on or before November 7, 2002 or granted after November 7, 2002 and vested before the date of transition to IFRS.

c)	Changes in Presentation

	i)	Consolidated Cash Flow Statement

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

d)	Reconciliations between Canadian GAAP and IFRS

A reconciliation of how the transition from previous Canadian GAAP to IFRS has affected the Company’s financial position, financial performance and cash flows is set in the following tables and the notes that accompany the tables.

i)	Shareholders’ deficiency

In preparing its opening IFRS statement of financial position, The Company has adjusted amounts reported previously in the consolidated financial statements prepared in accordance with Canadian GAAP. The effects of the conversion on shareholders’ equity are as follows:

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

SAND Technology Inc.
Notes to Consolidated Financial Statements
July 31, 2012 and 2011
(Expressed in Canadian Dollars, unless otherwise stated)

iv)	Reconciliation of the Statement of Comprehensive Income under Canadian GAAP to IFRS for the year ended July 31, 2011

		Previous	Effect of
		Canadian	transition to
	Note	GAAP	IFRS	IFRS

Revenue		$4,633,693	$-	$4,633,693

Cost of sales and product support		1,092,995	-	1,092,995
Gross profit		3,540,698	-	3,540,698

Operating expenses
Research and development costs, net		1,223,963	-	1,223,963
Selling, general and administrative	15 f)	5,440,109	166,959	5,607,068
		6,664,072	166,959	6,831,031
Operating loss		(3,123,374)	(166,959)	(3,290,333)
Net finance expense	15 g)	442,459	(72,436)	370,023
Loss from continuing operations		(3,565,833)	(94,523)	(3,660,356)
Gain on sale of discontinued operations		-	-	-
Earnings from discontinued operations		1,453,364	-	1,453,364
Net loss and comprehensive loss		$(2,112,469)	$(94,523)	$(2,206,992)

Basic and diluted loss per share		$(0.12)	$(0.01)	$(0.13)
From continuing operations		$(0.21)	$(0.01)	$(0.21)
From discontinued operations		$0.09	$-	$0.08

Basic weighted average number of common shares		17,048,978	17,048,978	17,048,978

SAND Technology Inc.
Notes to Consolidated Financial Statements
July 31, 2012 and 2011
(Expressed in Canadian Dollars, unless otherwise stated)

e)	Explanatory Notes – Share-based compensation

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

f)	Explanatory Notes – Convertible debentures

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

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F/A and that it has duly caused and authorized the undersigned to sign this Annual Report on Form 20-F/A on its behalf.

SAND TECHNOLOGY INC.

Dated: December 11, 2012	By: /s/ P. WAYNE MUSSELMAN
Wayne Musselman
Director