Form 20-F/A
period 2012-07-31
SAND TECHNOLOGY INC
filed 2013-03-29
CIK 753050

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
19,673,636 Class “A” Common Shares

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act Yes [    ] No[ x ]

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15 (d) of the Securities Exchange Act of 1934. Yes [    ] No[ x ]

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. [ x ]  Yes [    ]   No

Indicate by check make whether the registration has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter)during the preceding 12 months (or for such shorter period that registrant was required to submit and post such files):
Yes [    ] No[ x ]

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
Item 17 [     ]  Item 18 [     ]

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes [    ] No[ x ]

- ii -

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court. Yes [    ] No[     ]

- iii -

Explanatory Note

This amendment (“Amendment No. 2”) to our Form 20-F, which was originally filed with the U.S. Securities and Exchange Commission on November 29, 2012 (“Original 20-F”), and amended by the Form 20-F/A and filed with the U.S. Securities and Exchange Commission on December 11, 2012 (“Amendment No. 1”), is being filed to;

1.	remove any comparison to financial statements for periods prior to August 1, 2010 as our transition date to International Financial Reporting Standards (IFRS) was August 1, 2010; and

2.

to state that the Consolidated Financial Statements have been prepared in accordance with IFRS as issued by the International Accounting Standards Board (IASB) and in connection therewith update the information in Note 3a – Basis of Presentation and Statement of Compliance to the Consolidated Financial Statements, and to utilize the term substantial doubt when discussing the going concern in (a) the Auditor’s Report, and (b) in Note 2 – Going Concern to the Consolidated Financial Statements.

This Amendment No. 2 does not modify or update the other disclosures presented in the Original 20-F or Amendment No. 1. This Amendment No. 2 does not reflect events occuring after the period covered by the Original 20-F or modify or update the disclosures in the Original 20-F or Amendment No. 1 that may be affected by subsequent events.

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

COMPARATIVE SUMMARY OF SELECTED FINANCIAL DATA (expressed in thousands of Canadian dollars unless otherwise indicated)
Years ended July 31	2012	2011
Operating results
Revenue	$2,500	$4,634
Cost of Sales and Product Support	($1,100)	($1,093)
Research and Development Costs	($1,442)	($1,224)
Selling, General and Administrative Expenses	($5,251)	($5,566)
Amortization	($58)	($41)
Loss from Operations	($5,350)	($3,290)
Other Expense	($698)	($370)
Gain on sale of discontinued operations	8,572	[]
Earnings from discontinued operations, net of tax	280	1,453
Net Income (Loss)	$2,804	($2,207)
Financial position
Cash	$812	$811
Working Capital (Deficiency)	$97	($1,248)
Total Assets	$3,213	$2,215
Total Liabilities	$3,149	$5,580
Capital Stock	$39,710	$39,707
Shareholders’ Equity (Deficit)	$64	($3,364)
Basic Weighted Average Number of Shares Outstanding	19,446,896	17,048,978
Diluted Weighted Average Number of Shares Outstanding (2)	19,574,397	n/a
Per share data (in dollars per share)
Basic Net income (Loss) Per Share	$0.14	($0.13)
Diluted Net income (Loss) Per Share (2)	$0.14	($0.13)
Loss from Operations Per Share (Basic and dilutive)	($0.31)	($0.21)

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

Authorized Class “B” Common Shares

The Company also has authorized Class “B”, Series A Common Shares of which none are issued and outstanding as of November 28, 2012.

Disclosure of U.S. Exchange Rates against Canadian Financial Reporting Currency

Foreign exchange rate	Fiscal	Fiscal	Fiscal	Fiscal	Fiscal
U.S. to Canadian Dollar:	2012	2011	2010	2009	2008
Average	1.0083	0.9943	1.0491	1.1754	1.0352
High	1.0549	1.0535	1.1072	1.2633	1.0755
Low	0.9602	0.9428	0.9988	1.0547	0.7695

Month Ended	High	Low	Close
July 31, 2012	1.0044	1.0008	1.0029
June 30, 2012	1.0228	1.0166	1.0181
May 31, 2012	1.0366	1.0278	1.0329
April 30, 2012	0.9895	0.9821	0.9879
March 31, 2012	1.000	0.9960	0.9975
February 29, 2012	0.9910	0.9844	0.9895
January 31, 2012	1.0055	0.9966	1.0028
December 31, 2011	1.0216	1.0162	1.0170
November 30, 2011	1.0271	1.0124	1.0203
October 31, 2011	0.9996	.0.9922	0.9967
September 30, 2011	1.0482	1.0372	1.0482
August 31, 2011	0.9777	0.9726	0.9794

Month	Monthly Average
July 2012	1.0134
June 2012	1.0275
May 2012	1.0102
April 2012	0.9926
March 2012	0.9935
February 2012	0.9970
January 2012	1.0127
December 2011	1.0241
November 2011	1.0257
October 2011	1.0191
September 2011	1.0030
August 2011	0.9824

On November 28, 2012, the noon rate for U.S.$1.00 was CDN$0.9929 and the closing rate was CDN$0.9919.

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk factors

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

Revenue – Segment and Variation

Following the sale of its SAP division in the fall of 2011, the Company operates in three geographical segments: Canada, the United States and Europe. The following table provides a summary of the changes in revenue by geographical segments for the years ended July 31, 2012 and 2011:

	Canada
	Year ended	Year ended
	July 31,	July 31,
Revenue - Segment and Variation	2012	2011
Revenue
Revenue	$444,587 $	434,209
Year-over-year variation	2.4%

	United States
	Year ended	Year ended
	July 31,	July 31,
Revenue - Segment and Variation	2012	2011
Revenue
Revenue	$282,425 $	359,976
Year-over-year variation	-21.5%

	Europe
	Year ended	Year ended
	July 31,	July 31,
Revenue - Segment and Variation	2012	2011
Revenue
Revenue	$1,773,216 $	3,839,508
Year-over-year variation	-53.8%

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

Net Income (Loss) – Total and Variation

The following table provides a summary of the net income (loss) for fiscal years 2012 and 2011.:

	Year ended	Year ended
	July 31,	July 31,
Net income (loss) - Total andVariation	2012	2011

Income (Loss) before sale of business segment (1)	$(6,047,930)	$(3,660,356)
Earnings fromdiscontinued operation	279,660	1,453,364
Loss (Gain) on sale of business segment	8,571,967	-
Net Income (Loss)	$2,803,697	$(2,206,992)
Year-over-year variation	227%

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

Summary of Quarterly Results

The following tables set forth the unaudited statements of operations for each of the quarters of fiscal years 2012 and 2011. The quarterly results, in management’s opinion, have been prepared on a basis consistent with the audited consolidated financial statements and include the adjustments necessary for a fair presentation of the information.

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

Name	Office	Year appointed to Office	Other Positions and Business Experience
Thomas M. O’Donnell	Former Chief Executive Officer	2009(5)	CEO of Edge Specialists LLC
Michael Pilcher	Former President and Chief Operating Officer	2010(4)	Senior executive at multiple large companies and start-up companies
Tony J. Giuliano	Former Vice-President, Finance and Administration and Chief Financial Officer and Corporate Secretary	2010(2)(3)	Chief Financial Officer at multiple companies
Richard Grondin	Former Chief Technology Officer	2009(1)	-

Notes:

(1)	Richard Grondin was appointed Chief Technology Officer on November 1, 2009. Mr. Grondin left the Company in July 2012.

(2)	Tony J. Giuliano was appointed as Vice-President, Finance and Administration of the Company on October 4, 2010. Mr. Giuliano left the Company in June 2012.

(3)	Tony J. Giuliano was appointed as Corporate Secretary of the Company on November 16, 2010. Mr. Giuliano left the Company in June 2012.

(4)	Michael Pilcher was appointed Chief Operating Officer of the Company on April 1, 2010 and President on July 12, 2011. Mr. Pilcher left the Company in June of 2012.

(5)	Thomas M. O’Donnell was appointed President and Chief Executive Officer of the Company on November 1st , 2009, relinquished the role of President on July 12, 2011 and resigned as CEO effective June 30, 2012.

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

During the year ended July 31, 2012, the Company had four Named Executive Officers, whose names and positions held within the Company are set out in the summary compensation table below:

Summary Compensation Table

Name and Principal Position	Year	Annual Compensation			Long-Term Compensation
		Salary ($)	Bonus ($)	Other ($)	Awards		Payouts
					Share- Based Awards ($)	Option- Based Awards ($)	LTIP Payouts ($)	All Other Compensation ($)
Thomas M. O’Donnell(1) Former Chief Executive Officer	2012 2011 2010	131,027 39,772 -	- - -	60,474 - -	- - -	26,092 294,458 -	- - -	- - -
Michael Pilcher(2) Former President and Chief Operating Officer	2012 2011 2010	331,826 238,290 82,555	122,987 - -	- - -	- - -	105,032 87,729 -	- - -	- - -
Tony J. Giuliano(4) Former V.P. Finance, Chief Financial Officer and Corporate Secretary	2012 2011 2010	102,000 120,000 -	9,911 - -	- - -	- - -	9,995 19,991 -	- - -	- - -
Richard Grondin(3) Former Chief Technology Officer	2012 2011 2010	233,154 235,000 167,351	112,954 34,768 18,122	8,921 18,400 8,077	- - -	9,995 123,942 -	- - -	- - -

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

The Audited Consolidated Financial Statements and the related notes included in this Annual Report as at and for the years ended July 31, 2012 and 2011 were prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standard Board and are expressed in Canadian dollars.

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

Consolidated Financial Statements
July 31, 2012

SAND Technology Inc.

Consolidated Financial Statements
July 31, 2012

Independent Auditor’s Report of
Registered Public Accounting Firm	Raymond Chabot Grant Thornton LLP
Suite 2000
National Bank Tower
600 De La Gauchetière Street West
To the Shareholders of	Montréal, Quebec H3B 4L8
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

CharteredPartnership of Professional Accountants
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

Emphasis of matter

Without modifying our opinion, we draw attention to Note 2 to the consolidated financial statements, which indicate that the Company has continuing losses and negative cash flows from operations. Accordingly, there exists a material uncertainty that casts substantial doubt about the Company’s ability to continue as a going concern.

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

__________________________________
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

With the exception of the gain in the amount $8,571,967 realized from the sale of its SAP Information Lifecycle Management (ILM) Product Line, the Company has incurred operating losses in the past years and has accumulated a deficit of $42,130,308 as at July 31, 2012. The Company has also generated negative cash flows from operations. Historically, the Company financed its operating and capital requirements mainly through issuances of debt and equity. The Company’s continuation as a going concern is dependent upon, amongst other things, attaining a satisfactory revenue level, the support of its customers, a return to profitable operations and the generation of cash from operations, the ability to secure new financing arrangements and new capital. These matters are dependent on a number of items outside of the Company’s control. These material uncertainties cast substantial doubt regarding the Company’s ability to continue as a going concern.

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

a)	Basis of Presentation and Statement of Compliance

The consolidated financial statements present the Company’s consolidated balance sheets as at July 31, 2012, July 31, 2011 and August 1, 2010, as well as its consolidated income, comprehensive income, cash flows, and changes in shareholders’ equity for the years ended July 31, 2012 and 2011. Until July 31, 2011, the Company’s consolidated financial statements were prepared in accordance with Canadian Generally Accepted Accounting Principles (“GAAP”) that applied prior to the conversion to International Financial Reporting Standards (“IFRS”). In preparing these consolidated financial statements, management applied IFRS 1, First-time Adoption of International Financial Reporting Standards and amended certain recognition and measurement methods to comply with IFRS. The consolidated financial statements of the Company have been prepared in accordance with IFRS as issued by the International Accounting Standards Board. The comparative figures for 2011 were restated to reflect these adjustments. Certain reconciliations and descriptions of the effect of the transition from Canadian GAAP to IFRS on shareholders’ equity, comprehensive income and cash flows have been provided in Note 25.

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
Notes to Consolidated Financial Statements
July 31, 2012 and 2011
(Expressed in Canadian Dollars, unless otherwise stated)

Classification and subsequent measurement of financial assets

For the purpose of subsequent measurement, the Company’s financial assets are classified into the following categories upon initial recognition: [] loans and receivables

All financial assets except for those at fair value through profit or loss (FVTPL) are subject to review for impairment at least at each reporting date to identify whether there is any objective evidence that a financial asset or a group of financial assets is impaired. Different criteria to determine impairment are applied for each category of financial assets, which are described below. All income and expenses relating to financial assets that are recognised in profit or loss are presented within net finance expense, finance income or other financial items, except for the impairment of trade receivables which is presented within selling, general and administrative expenses.

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

The future aggregate minimum lease payments under non-cancellable operating leases are as follows:

July 31,
2012
2013	2 $ 32,993
2014	200,704
2015	200,704
2016	200,704
2017 and thereafter	1,038,464
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

SAND Technology Inc.
Notes to Consolidated Financial Statements
July 31, 2012 and 2011
(Expressed in Canadian Dollars, unless otherwise stated)

ii)	Reconciliation of the Balance Sheet under Canadian GAAP to IFRS as at August 1, 2010

		Previous	Effect of
		Canadian	transition to
	Note	GAAP	IFRS	IFRS

ASSETS
Current Assets
Cash		$579,270	$-	$579,270
Trade and other receivables		739,144	-	739,144
Research and development tax credits receivable		660,000	-	660,000
Prepaid expenses		74,541	-	74,541
		2,052,955	-	2,052,955

Capital assets		64,488	-	64,488
		2,117,443	-	2,117,443

LIABILITIES
Current Liabilities
Trade and other payables		984,149	-	984,149
Deferred revenue		1,135,814	-	1,135,814
Deferred lease inducements		19,558	-	19,558
Due to shareholders		896,369	-	896,369
		3,035,890	-	3,035,890

Deferred revenue		106,124	-	106,124
Due to shareholders		977,784	-	977,784
Convertible debentures	15 g )	448,309	199,012	647,321
Other financial liabilities	15 g )	-	342,927	342,927
		4,568,107	541,939	5,110,046

SHAREHOLDERS' DEFICIENCY
Share capital		38,976,108	-	38,976,108
Equity component of convertible debentures	15 g )	446,027	(446,027)	-
Contributed surplus	15 f )	1,053,897	(295,595)	758,302
Deficit	15 f ) g)	(42,926,696)	199,683	(42,727,013)
		(2,450,664)	(541,939)	(2,992,603)
		$2,117,443	$-	$2,117,443

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

SAND TECHNOLOGY INC.

Dated: March 29, 2013	By: /s/ P. WAYNE MUSSELMAN
Wayne Musselman
Director